Form 20-F
period 2003-03-31
ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
filed 2003-06-27
CIK 1126313

As filed with the Securities and Exchange Commission on •

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: March 31, 2003
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from N/A to N/A

Commission file number: 333-12762

ROYAL & SUN ALLIANCE INSURANCE GROUP plc
(Exact name of Registrant as specified in its charter)
Not Applicable

ENGLAND AND WALES
(Jurisdiction of incorporation or organization)

30 Berkeley Square, London W1J 6EW
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares (as evidenced by American Depositary Receipts), each representing five (5) ordinary shares, nominal value 27.5p per share	New York Stock Exchange
Ordinary shares, nominal value 27.5p per share*	New York Stock Exchange

* Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
8.95% Subordinated Guaranteed Bonds due October 15, 2029
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2002, there were outstanding:

1,439,945,133 ordinary shares, nominal value 27.5p per share including 8,262,716 American Depositary Shares (as evidenced by American Depositary Receipts), each representing five (5) ordinary shares

125,000,000 preference shares, nominal value £1 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes        No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17        Item 18

Back to Contents

i

Back to Contents

PRESENTATION OF INFORMATION

In this annual report on Form 20-F, unless the context otherwise requires, “Royal & SunAlliance,” “Group,” “we,” “us” and “our” refer to Royal & Sun Alliance Insurance Group plc and its consolidated subsidiaries. Please refer to the glossary beginning on page G-1 for definitions of selected insurance terms.

We publish consolidated financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”). U.K. GAAP is based on requirements set forth in the Companies Act 1985 (as amended) of England and Wales (the “Companies Act”), the Statement of Recommended Practice (“SORP”) issued by the Association of British Insurers in December 1998, Statements of Standard Accounting Practice issued by the U.K. Accounting Standards Committee (pre-1990) and Financial Reporting Standards issued by the U.K. Accounting Standards Board (since 1990). Our consolidated financial statements including the notes thereto included in this annual report have been prepared in accordance with U.K. GAAP. Unless we note otherwise, financial information contained in this annual report is presented in accordance with U.K. GAAP. U.K. GAAP differs significantly from accounting principles generally accepted in the United States (“U.S. GAAP”). See notes 48 and 49 to our consolidated financial statements for a description of the significant differences between U.K. GAAP and U.S. GAAP, a reconciliation of net income and shareholders’ equity from U.K. GAAP to U.S. GAAP and condensed consolidated U.S. GAAP financial statements.

We publish our consolidated financial statements in British pounds. Unless we note otherwise, all amounts in this annual report are expressed in British pounds. As used herein, references to “U.S. dollars,” “dollars” or “$” and “cents” or “c” are to U.S. currency, references to “British pounds,” “pounds” or “£” and “pence” or “p” are to U.K. currency, references to “euro” or “€” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, amended by the Treaty on European Union, and references to “Japanese yen” or “¥” are to Japanese currency. For your convenience, unless otherwise stated, this annual report contains translations of British pound amounts at the rate of £1.00 per $1.61, the Noon Buying Rate in New York City for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2002. On May 30, 2003, the Noon Buying Rate was $1.64. See “Item 3—Key Information” for certain historical exchange rate information regarding the Noon Buying Rate. You should not construe these translations as representations that the amounts referred to actually represent translated amounts or that you could convert these amounts into the translated currency at the rates indicated.

ii

Back to Contents

FORWARD-LOOKING STATEMENTS

The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in forward-looking statements made in this annual report. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “believe,” “is anticipated,” “estimated,” “intends,” “plans,” “seeks,” “projection” and “outlook.” Forward-looking statements include statements regarding profit, underwriting and capital improvements, expense reductions, our projected capital surplus, our return on equity target, our combined ratio target, the anticipated reduction in our net premiums written and our goal to increase commercial premiums. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed in such forward-looking statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this annual report. Among the key factors that have a direct bearing on our results of operations are:

•	general economic conditions, including in particular economic conditions in the United Kingdom;

•	the frequency, severity and development of insured loss events, as well as catastrophes;

•	mortality and morbidity experience and trends;

•	policy renewal and lapse rates;

•	fluctuations in interest rates;

•	returns on and fluctuations in the value of fixed income investments, equity investments and properties;

•	fluctuations in foreign currency exchange rates;

•	changes in laws and regulations, including impending changes related to capital and solvency in the United Kingdom that have not yet been finalized;

•	the results of ongoing and future litigation; and

•	general competitive factors.

Because these and other factors referred to in this annual report could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement made by us, you should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict what will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements.

iii

Back to Contents

PART I

ITEM 3. KEY INFORMATION

Selected Financial Data

Our U.K. GAAP consolidated financial statements included in this annual report as of and for the years ended December 31, 2001, 2000, 1999 and 1998 were audited by PricewaterhouseCoopers, independent chartered accountants. Following the transfer by our auditors PricewaterhouseCoopers of substantially all of its business to PricewaterhouseCoopers LLP, a newly-formed limited liability partnership, PricewaterhouseCoopers resigned on March 5, 2003 and our board of directors (the “Board”) appointed PricewaterhouseCoopers LLP as our auditors. Our U.K. GAAP consolidated financial statements included in this annual report as of and for the year ended December 31, 2002 have been audited by PricewaterhouseCoopers LLP, independent chartered accountants. The following selected consolidated financial data are derived from and should be read in conjunction with our audited U.K. GAAP consolidated financial statements, including the notes thereto, contained elsewhere in this annual report.

U.S. GAAP differs significantly from U.K. GAAP. A description of the significant differences between U.K. GAAP and U.S. GAAP and reconciliations of our shareholders’ equity to U.S. GAAP as of December 31, 2002 and 2001, and of our net income for the three years ended December 31, 2002, are included in note 48 to our consolidated financial statements included herein. We have included a translation of the data as of and for the year ended December 31, 2002 from British pounds into U.S. dollars solely for your convenience. The translation rate is at the rate of £1.00 per $1.61, the Noon Buying Rate on December 31, 2002.

Changes in Accounting Policy and Presentation

As described below, the financial information presented herein for all prior years has been restated from the original audited financial statements to conform to the accounting policies applied in 2002.

During 2002, we adopted the requirements of Financial Reporting Standard 19 “Deferred Tax”. Under this standard, deferred tax is provided in full for the estimated taxation or relief from taxation that is expected to arise from material timing differences. Under our previous policy, deferred taxation was provided only for those timing differences expected to reverse in the foreseeable future. As a result we changed our accounting policy and have restated all prior years accordingly.

During 2001, our directors reviewed the Group’s accounting policies in accordance with Financial Reporting Standard 18 “Accounting Policies”. They concluded that it is most appropriate in the Group’s particular circumstances, for the purpose of giving a true and fair view of our financial position, to discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to claims settlement and where there exists a suitable claims payment pattern. The change in accounting policy was made in part due to the increased materiality of long tail liabilities in 2001 and to show a fairer representation of these liabilities. In defining those claims with a long period from occurrence to claims settlement, we now use as a guide those categories of claims where the average period of settlement is six years or more from the balance sheet date. As a result we changed our accounting policy and restated all prior years accordingly. Property and casualty prior year loss ratios and prior year combined ratios were not restated as any revisions arising would have been insignificant.

We made a minor accounting policy change during 2000 in respect of the treatment of our U.K. life and asset accumulation group risk new business sales, which are now treated as single premium rather than annual premium business. All prior years were restated accordingly.

In addition, we reclassified in 2000 the unwind of discount in respect of claims outstanding, previously netted against investment income, to the general (property and casualty) business technical account to provide additional disclosure. All prior years were restated accordingly.

In 1999, we adopted the requirements of Financial Reporting Standard 16 “Current Tax”. Under this standard, dividends, interest and other income receivable includes any withholding tax but excludes any other taxes, such as attributable credits, not payable wholly on our behalf. Previously, attributable tax credits were included in our investment income and the tax on ordinary activities was reduced by an equal amount. All prior years were restated accordingly.

Back to Contents

Following the publication of the SORP by the Association of British Insurers in the United Kingdom in December 1998, unrealized gains and losses on investments not attributable to our life and asset accumulation business are now reflected in the non-technical account of our consolidated profit and loss account. Additionally, investment return based on the longer term rate of return has been transferred from the non-technical account to the general (property and casualty) business technical account. Previously, no such transfers were made and unrealized gains and losses were included in the revaluation reserve (a separate component of shareholders’ equity). All prior years were restated accordingly.

Consolidated Profit and Loss Account Data
	Year Ended December 31,

	2002		2002		2001		2000		1999		1998
	$		£		£		£		£		£

	(in millions, except per ordinary share amounts)

Amounts in accordance with U.K. GAAP
Net premiums written—general (property and casualty) business	13,902		8,635		8,813		8,372		7,159		6,867
Net premiums written—long term (life) business (1)	3,030		1,882		2,899		3,439		3,284		2,856
Net investment income—general (property and casualty/shareholder) business (2)	1,610		1,000		1,141		1,212		1,582		1,509
Net unrealized (losses) gains on investments—general	(1,027)		(638)		(1,013)		(161)		(645)		(139)
(property and casualty/shareholder) business
Net investment income—long term (life) business (3)	2,241		1,392		2,107		3,405		3,785		3,713
Net unrealized (losses) gains on investments—long term (life) business	(2,980)		(1,851)		(3,642)		(2,149)		417		850

Long term (life) business result gross of tax (4)	336		209		173		239		235		230
General (property and casualty) business result (4)	(10)		(6)		(181)		101		231		260
(Loss) profit on ordinary activities before tax	(1,646)		(1,022)		(1,247)		41		367		845
Tax on profit on ordinary activities (5)	147		91		353		(128)		(71)		(334)
(Profit) loss attributable to minority interest	(14)		(9)		5		1		(22)		(33)
(Loss) profit attributable to shareholders	(1,513)		(940)		(889)		(86)		274		478
(Loss) earnings per ordinary share, basic	(107.1	)c	(66.5	)p	(63.1	)p	(6.7	)p	17.9	p	30.1	p
Diluted (loss) earnings per ordinary share	(107.1	)c	(66.5	)p	(63.1	)p	(6.7	)p	17.7	p	29.7	p
Dividends per ordinary share (6)	9.7	c	6.0	p	16.0	p	26.0	p	72.7	p	23.0	p

Amounts in accordance with U.S. GAAP
Net premiums written and policy fees (1)	15,994		9,934		10,694		10,125		8,887		8,507
Net investment income (3)	4,002		2,486		3,072		3,889		4,812		4,784
Net unrealized (losses) gains on investments	(2,096)		(1,302)		(2,270)		(1,185)		(471)		543
Net (loss)/income	(1,169)		(726)		(280)		474		933		660
Net (loss)/income per ordinary share, basic:
(Loss)/income before extraordinary item and cumulative effect of change in accounting principle	(80.0	)c	(49.7	)p	(16.6	)p	32.8	p	62.0	p	55.9	p

Extraordinary item (7)	—		—		—		—		2.9	p	(10.0)	p
Cumulative effect of change in accounting principle	(2.9	)c	(1.8	)p	(3.7	)p	—		—		—
Net (loss)/income	(82.9	)c	(51.5	)p	(20.3	)p	32.8	p	64.9	p	45.9	p
Net (loss)/income per ordinary share, diluted:
(Loss)/income before extraordinary item and cumulative effect of change in accounting principle	(79.9	)c	(49.6	)p	(16.6	)p	32.7	p	61.3	p	55.1	p
Extraordinary item (7)	—		—		—		—		2.9	p	(9.9)	p
Cumulative effect of change in accounting principle	(2.7	)c	(1.7	)p	(3.7	)p	—		—		—
Net (loss)/income	(82.6	)c	(51.3	)p	(20.3	)p	32.7	p	64.2	p	45.2	p

(1)
Premiums from life investment products attributable to unit-linked (separate account) business are recorded as premium income under U.K. GAAP. Under U.S. GAAP these premiums are reported as life investment product deposits, and revenue on this business comprises only the related policy fees for cost of insurance, administration, investment management and surrenders during the period.

(2)
Under U.K. GAAP, the investment income less investment expenses and charges recognized in both the property and casualty and shareholder operations includes related realized gains (losses) on investments. The investment return reflected in the general (property and casualty) business technical account is based upon the expected longer term rate of return. See “Item 5—Operating and Financial Review and Prospects— Longer Term Investment Return”.

(3)	Includes realized gains and losses.

(4)
Represents the result transferred from the general (property and casualty) business technical account and the long term (life) business technical account to the non-technical account. The general (property and casualty) business result transferred to the non-technical account includes the investment return based on longer term investment return and not the actual net investment income and realized and unrealized gains and losses on related investments. The long term (life) business result transferred to the non-technical account represents the actuarially determined surplus released in the year after considering investment, mortality and morbidity margins in respect of non-participating companies and the shareholders’ share of bonuses declared to with-profit (participating) policyholders.

Back to Contents

(5)	During 2002 we adopted the requirements of Financial Reporting Standard 19 “Deferred Tax”, and have restated all prior years accordingly.

(6)
The dividends per ordinary share, in accordance with U.K. GAAP, include a final dividend for each year proposed by our Board subsequent to year end which is not paid until approved by our shareholders at our annual general meeting held in May of the subsequent year. In 1999, we paid a special dividend of 48p per share. See “—Dividends”.

(7)
During 1998, we recognized an extraordinary charge of £142 million (or 10.0p basic net income per ordinary share and 9.9p diluted net income per ordinary share) as a result of the early extinguishment of our remaining outstanding 7.25% subordinated convertible bonds originally due 2008. The loss was a result of our paying market value for the bonds that at the time of repurchase exceeded their carrying value. The loss was not tax effected in 1998 as the U.K. Inland Revenue had indicated to us that it did not regard the amount as tax deductible. Late in 1999, the U.K. Inland Revenue changed its position to agree with our tax position on the transaction. We recognized tax relief on the extinguishment in 1999 as an extraordinary item, in the same manner as the original item in 1998.

	Year Ended December 31,

	2002	2002	2001	2000	1999	1998
	$	£	£	£	£	£

	(in millions)
Additional information—segmental results
Group operating result (based on longer term investment return):
United Kingdom	491	305	73	239	304	361
Europe	116	72	115	43	45	(12)
Americas	(293)	(182)	(125)	184	192	202
Asia Pacific	195	121	112	76	3	12

Total segmental results	509	316	175	542	544	563
Other activities (1)	(145)	(90)	(159)	(80)	11	20

Total	364	226	16	462	555	583

(1)
Other activities includes the operating result from non-insurance businesses such as real estate agency and investment management business. In addition it includes the longer term investment return applied to surplus capital, central expenses, income from associated undertakings, expenses related to investment activities and short term loan interest expense.

Group operating result (based on longer term investment return) is a measure used for internal purposes in the management of our business segments. It includes the pre-tax profits of our life and asset accumulation business, our property and casualty business and other activities including the Group’s share of the results of investments accounted for under the equity method. The property and casualty result and the result from other activities are determined using a longer term investment return to remove the effect of short term fluctuations in our investment portfolio. Group operating result (based on longer term investment return) is the same as group operating profit (based on long-term investment return) determined in accordance with the Association of British Insurers’ SORP, but before charging the following unallocated corporate items: the change in equalization provisions, amortization of goodwill (including goodwill in acquired claims provisions), amortization of the value of long term (life) business, premium paid on the redemption of our convertible bonds, dated loan capital interest and reorganization costs (including losses on terminated business) and short term investment fluctuations. It also excludes the profit or loss on disposal of subsidiaries and branches. This measure differs from the profit or loss on ordinary activities before tax, which includes each of the above items.

We use Group operating result (based on longer term investment return) to measure the financial performance of our segments and believe it represents the true long term measure of the performance of the Group.

Group operating result (based on longer term investment return) may not be comparable from one U.K. company to another as the method of calculation of the longer term investment return and the elements of the result that are included and excluded may differ between companies. For a discussion of longer term investment return, see “Item 5—Operating and Financial Review and Prospects—Longer Term Investment Return”.

Back to Contents

Consolidated Balance Sheet Data
	As of December 31,
	2002		2002		2001		2000		1999		1998
	$		£		£		£		£		£

	(in millions, except shares and per ordinary share amounts)
Amounts in accordance with U.K. GAAP
Total investments	66,962		41,591		45,251		49,676		49,291		48,113
Unit-linked (separate account) assets	6,712		4,169		7,631		8,783		8,429		6,760
Total assets	96,515		59,946		67,502		71,978		70,264		64,779
Total technical provisions (gross of reinsurance and excluding linked liabilities)	73,223		45,480		46,144		47,341		44,550		41,759
Technical provisions for linked liabilities (separate account liabilities) (1)	6,711		4,168		7,619		8,726		8,318		6,687
Total technical provisions (gross of reinsurance)	79,934		49,648		53,763		56,067		52,868		48,446
Fund for Future Appropriations (2)	2,687		1,669		2,642		3,585		4,884		3,788
Dated loan capital (3)	1,245		773		784		784		610		—
Borrowings	1,130		702		1,084		382		676		449
Shareholders’ funds (excluding minority interest)	4,899		3,043		4,691		6,036		6,263		6,854
Net assets	6,796		4,221		5,874		7,226		7,284		7,149
Equity shareholders’ funds	4,698		2,918		4,566		5,911		6,138		6,729
Number of shares (in thousands)	1,439,945		1,439,945		1,439,165		1,434,839		1,428,412		1,564,013
Net assets per ordinary share (4)	326	c	203	p	317	p	412	p	430	p	430	p

Amounts in accordance with U.S. GAAP
Total investments	58,287		36,203		39,536		44,609		44,565		43,642
Total assets	96,375		59,860		67,194		71,022		69,341		63,646
Property and casualty liabilities	34,060		21,155		21,620		19,796		18,882		15,918
Life and asset accumulation liabilities	39,786		24,712		26,313		29,484		28,937		28,237
Separate account liabilities	6,701		4,162		7,599		8,615		8,218		6,602
Shareholders’ equity	4,186		2,600		4,377		5,767		5,921		6,515
Net asset value per ordinary share (4)	291	c	181	p	304	p	401	p	415	p	417	p

(1)	Technical provisions for linked liabilities (separate account liabilities) are stated gross of reinsurance.

(2)
Under U.K. GAAP, certain long term (life) funds include either policyholder participating, or both policyholder participating and non-participating, life and asset accumulation contracts, where policyholders have a contingent interest in the excess of assets over liabilities in the fund. Accordingly the excess of assets over liabilities within these funds is not allocated between policyholders and shareholders and is recorded in the fund for future appropriations.

(3)	Dated loan capital consists of our subordinated guaranteed bonds and a subordinated guaranteed loan as shown in note 27 to our consolidated financial statements.

(4)	Net assets per ordinary share is calculated on shareholders’ funds (after excluding minority interest) and the number of ordinary shares issued at the end of the year.

Back to Contents

Exchange Rate Information

The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York, expressed in U.S. dollars per £1.00. On May 30, 2003, the Noon Buying Rate was $1.64 per £1.00.

Last Six Months	High	Low

	(U.S. dollars per British pound)
2003
May	1.65	1.59
April	1.60	1.55
March	1.61	1.56
February	1.65	1.57
January	1.65	1.60
2002
December	1.61	1.60

Year Ended December 31,	High	Low	Average (1)	End of Period

	(U.S. dollars per British pound)

2002	1.61	1.41	1.51	1.61
2001	1.50	1.37	1.44	1.45
2000	1.65	1.40	1.51	1.50
1999	1.68	1.55	1.61	1.62
1998	1.72	1.61	1.66	1.66

(1)	The average of the Noon Buying Rate on the last business day of each month during the relevant period.

We publish our financial statements in British pounds. Because a substantial portion of our revenues and expenses is denominated in U.S. dollars and other currencies, we have a financial reporting translation exposure attributable to fluctuations in the value of these currencies against the British pound. The rates used in the preparation of our consolidated financial statements differed from the Noon Buying Rates shown above. See note 5 to our consolidated financial statements which presents the year end rates used in the preparation of our consolidated financial statements. See also “Item 5—Operating and Financial Review and Prospects” for information regarding the effects of currency fluctuation on our financial results.

Back to Contents

Dividends

The payment of dividends on outstanding ordinary shares is subject to the recommendation of our Board and, with respect to the final dividend, the approval of our shareholders at a general meeting. The interim dividend is generally paid in November of each year. The declaration of the interim dividend is subject to the discretion of our Board. The final dividend is proposed by our Board after the end of the year and is reflected in our consolidated financial statements for that year in accordance with U.K. GAAP. The final dividend is generally approved at and paid after our annual general meeting held generally in May of the following year.

The table below presents dividends per ordinary share in each year indicated.

	Year Ended December 31,

	2002		2001		2000		1999		1998

Pence
Special dividend (paid)	—		—		—		48.00	p	—
Interim (paid)	4.00	p	8.80	p	8.80	p	8.40		7.80	p
Final (proposed) (1)	2.00		7.20		17.20		16.30		15.20

Total	6.00	p	16.00	p	26.00	p	72.70	p	23.00	p

Cents (2)
Special dividend (paid)	—		—		—		77.28c		—
Interim (paid)	6.44	c	12.76	c	13.20	c	13.52		12.90	c
Final (proposed) (1)	3.22		10.44		25.80		26.24		25.27

Total	9.66	c	23.20	c	39.00	c	117.04	c	38.17	c

(1)
The dividends presented above are reported in accordance with U.K. GAAP. Under U.K. GAAP dividends are recorded when proposed by the Board but prior to the approval by the shareholders, at which time the dividends are declared and subsequently paid.

(2)
Solely for the convenience of U.S. investors, we have translated the historical interim dividend amounts per ordinary share into U.S. dollars at the Noon Buying Rates on the respective dividend payment dates, or on the following business day if such date was not a business day in the United Kingdom or the United States. Final (proposed) dividends have been translated at the Noon Buying Rates on December 31 of each year.

Risk Factors

Our results are subject to fluctuations in both the fixed income and equity markets.

Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could have a material adverse effect on our consolidated financial condition, results of operations and cash flows. Fluctuations in interest rates affect our returns on fixed income investments, as well as the market values of, and corresponding levels of capital gains or losses on, the fixed income securities in our investment portfolio. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realized gains upon their sale are reduced. We invest a portion of our assets in equities, which are generally subject to greater risks and more volatility than fixed income securities. General economic conditions, stock market conditions and many other factors beyond our control can adversely affect the equity markets. Stock markets in each of the years 2002, 2001 and 2000 were volatile and closed down compared with the previous year.

Our investment returns are also susceptible to changes in general economic conditions, including changes that impact the general creditworthiness of the issuers of debt securities and equity securities held in our portfolio. The value of our fixed income securities may be affected by changes in the investee’s credit rating. Where the credit rating of the issuer of the debt securities drops, the value of the fixed income security may also decline. Should the credit rating of the issuer fall so low that we are forced by regulatory bodies to dispose of our investment, we may realize a significant loss on our investment. For a discussion of the specific factors affecting net investment results for each of 2002, 2001 and 2000, see “Item 5—Operating and Financial Review and Prospects—Insurance Investments”.

Back to Contents

Although we have disposed of certain of our life and asset accumulation businesses, we still have a significant number of contracts which expose us to certain risks associated with fluctuations in interest rates and securities prices. Such products include with-profits policies in the United Kingdom, which although we no longer sell, are long term contracts that we still have in force. Bonuses on with-profits policies are declared by management after consideration of a number of factors, including the bonuses declared by our competition, and the amounts paid to policyholders in recent years on maturing contracts have exceeded notional investment performance of the assets underlying such contracts. In addition, interest sensitive products such as guaranteed annuities may have crediting or other guaranteed rates not related to market interest rates or the investment return on underlying assets which could result in us paying more on such products than we earn on the underlying assets.

The Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally such that the Group is at risk for a number of years and therefore liabilities remain for an extended period. Claims on these products may increase during periods of weak economic conditions.

For a fuller discussion of these products, see “Item 4—Information on the Company”.

Fluctuations in interest rates and returns from equity markets also impact consumer behavior, especially in the life and asset accumulation businesses, where demand for fixed income products, such as fixed-return pension products, may decline when interest rates fall and equity markets are performing well. The demand for property and casualty insurance, particularly commercial lines, can also vary with the overall level of economic activity.

In addition, the funding requirements of the Group’s defined benefit plans and our contributions to those plans, will be dependent upon, among other things, fluctuations in interest rates and in the equity markets. However, on the basis of assumptions regarding the short and medium term performance of equity markets which we consider reasonable, we are satisfied that no injection of capital by the Group to support these funds is required at this time. The position may change, in particular, if returns on the plans’ investments portfolios are significantly lower than expected.

Our claims and benefits reserves may not adequately cover actual losses and benefits.

Our claims and benefits reserves may prove to be inadequate to cover our actual losses and benefits experience. We maintain claims reserves in our property and casualty lines to cover our estimated ultimate liability for losses and loss adjustment expenses for reported and unreported losses incurred as of the end of each accounting period. We also maintain claims and benefits reserves for future policy benefits for our life and asset accumulation lines. Claims reserves do not represent an exact calculation of liability, but rather are estimates of the expected cost of the ultimate settlement of losses. These estimates are based on actuarial and statistical projections, at a given time, of facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new bases of liability and general economic conditions. Changes in these trends or other variable factors could result in claims in excess of claims and benefits reserves. For example, our assumptions concerning future loss cost inflation could prove to be insufficient at a time of rising interest rates, resulting in higher losses combined with a reduction in asset values in our investment portfolio to meet these losses. For some types of losses, most significantly asbestos-related and environmental pollution, it has been necessary, and may over time continue to be necessary, to revise estimated potential loss exposure and, therefore, the related claims reserves. Consequently, actual losses, benefits and related expenses paid may differ from estimates reflected in the claims and benefits reserves in our financial statements.

To the extent claims and benefits reserves are insufficient to cover actual losses, loss adjustment expenses or future policy benefits, we would have to add to these claims reserves and incur a charge to our earnings. Following the completion of an annual loss reserve study in the fourth quarter of 2002, we increased our net loss reserves by £372 million. See “Item 4—Information on the Company—Property and Casualty Reserves”. Additional losses, including losses arising from changes in the legal environment, the type or magnitude of which we cannot foresee, may emerge in the future. Any insufficiencies in claims reserves for future claims could have material adverse effects on our future consolidated financial condition, results of operations and cash flows.

Back to Contents

Regulatory changes could adversely affect our business.

Our insurance subsidiaries are subject to government regulation in each of the jurisdictions in which they conduct business. Regulatory agencies have broad administrative power over many aspects of the insurance business, which may include premium rates, marketing and selling practices, advertising, licensing agents, policy forms, capital adequacy and permitted investments. Government regulators are concerned primarily with the protection of policyholders rather than our shareholders or creditors. Insurance laws, regulations and policies currently affecting us and our subsidiaries may change at any time having an adverse effect on our business. Furthermore, we cannot predict the timing or form of any future regulatory initiatives.

The U.K. regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of European Union directives but is also the natural response of the regulators to the challenging market conditions that have prevailed over the last few years. The changes that can be expected in the solvency requirements in the United Kingdom are generally anticipated to arise in 2004, although it is possible that the Financial Services Authority (“FSA”) will move forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for the Group’s solvency and the impact of such developments could be material. In particular, the following developments, which are referred to elsewhere in this annual report, are relevant:

•
it is expected that the Financial Conglomerates Directive will be implemented in the United Kingdom over the next two or three years and this can be expected to impact the Insurance Groups Directive as it applies to U.K. insurance companies;

•
the United Kingdom is required to implement the EU Solvency I Directives under rules which will be made in September 2003, and which will take effect for financial years beginning on or after 2004. Among other changes, under the Solvency I Non-life Directive, firms that discount their technical provisions for outstanding claims, as the Group does to the extent described elsewhere in this annual report, will have to reduce their available margin of solvency by a corresponding amount. Recent guidance issued in draft form by the FSA has indicated that firms may be permitted to apply for waivers from the discounting rule or the FSA may introduce a blanket deferment of the application of this rule for a number of years;

•
It is also expected that the FSA will shortly be issuing guidance concerning proposed changes in the regulatory capital framework with a view to anticipating requirements of EU Solvency II Directives. It is understood that these changes could be quite radical and may be introduced over the next few years; and

•	the Group’s U.K. life companies are subject to the regulatory changes and risks described below and in the Risk Factor entitled “Our U.K. life business is subject to particular risks”.

For a further discussion of these U.K. regulatory changes, see “Item 4—Information on the Company—Regulation”.

Regulation includes compliance with applicable laws covering training competencies, selling practices, operating and reporting requirements, monitoring of solvency and claims reserves, and asset valuation. Since 1994, the regulator of the U.K. financial services industry has required insurers to review all past business sold through their representatives (exclusive agencies and direct sales forces) involving transfers from employer-sponsored pension plans into personal pension products offered by the insurer. An insurer must provide compensation when it is determined that an individual was inappropriately advised to transfer pension funds by a representative of the insurer. Since 1999, the regulator of the U.K. financial services industry has also required all insurance companies to undertake a review of and, where necessary, revise procedures in relation to, the advice given on mortgage related endowment products. An insurer must provide compensation when it is determined that an individual was inappropriately advised by a representative of the insurer to purchase an endowment policy in that it was either unsuitable for his risk profile or was of a shorter term than the standard 25 years giving the policy less time to achieve the target return.

Back to Contents

Following both reviews, U.K. insurers, including our U.K. life insurance companies, have established provisions for future review and compensation costs; however, it is not yet possible to definitively assess the cost to the U.K. insurance industry or to our U.K. life insurance companies of such review and compensation.

For a further discussion of regulatory risks, see “Item 4—Information on the Company—Regulation” and “Item 5—Operating and Financial Review and Prospects”.

Our U.K. life business is subject to particular risks.

In common with other companies owning life insurance businesses, the Group is subject to a number of material contingent risks. These risks include, in particular, exposures to volatility in the international equity markets; potential liabilities arising from the sale of guaranteed annuity options (“GAOs”) on pension policies; liabilities arising from the potential mis-selling of mortgage endowment policies; and changes in the regulatory treatment of certain risk management techniques used by life companies, including financial reinsurance and implicit items. To the extent that certain of these risks (such as GAOs or mortgage endowments) might involve future losses, the Group believes that it has made adequate provision in its financial statements on the basis required, based upon information available to the Group. However, the losses which may be incurred are uncertain and may significantly exceed the provisions made. In other cases, such as the potential regulatory changes referred to above and in “Item 4—Information on the Company—Regulation”, the Group may be required to allocate additional capital to provide a margin against exposures.

The Group’s ultimate liability in respect of GAOs (which are in effect commitments to pay a certain fixed rate of annuity when a pension policy vests) will depend on a number of factors including prevailing levels of interest rates and the number of policyholders who will choose to take up their fixed rate option. The ultimate liability remains uncertain, and could exceed the amount assumed by us for the purpose of estimating the Group’s capital requirements.

The FSA has required all U.K. insurers to contact certain policyholders who effected mortgage endowment policies to cover the repayment of capital on an interest-only mortgage. The Group has undertaken mailings to sections of policyholders who bought policies since January 1, 1997, and is dealing with complaints in accordance with the regulator’s requirements. Though the Group has established reserves against claims which are believed to be prudent based on the information available and the Group’s experience of complaints, the ultimate cost of compensation is uncertain, and will be determined by factors including future requirements of the regulator; the proportion of policyholders contacted by the Group who make claims for compensation; and the methods adopted for calculating losses in relation to claims. Consequently, it is possible that liabilities may significantly exceed these reserves.

In July 2002, the FSA issued a consultation paper proposing new guidance limiting insurance firms’ ability to use so-called “financial engineering” for regulatory reporting or solvency capital purposes. Financial engineering arrangements that may be covered by the new guidance would include “implicit items”, which in effect are intangible assets representing expected future profits, and financial reinsurance, under which an insurer transfers risk to a third party in exchange for a share of future profits. Certain of the Group’s life subsidiaries have adopted these arrangements for the purpose of calculating assets available to meet the required minimum margin of solvency.

In a letter dated January 31, 2003 addressed to the chief executive officers of U.K. life insurance companies, the FSA indicated that, as part of its new “realistic approach” to the calculation of life insurance companies’ minimum solvency requirements, it may waive or modify particular rules which form part of the existing RMM calculation, as long as a firm continues to meet European Community minimum requirements. Certain of the Group’s life insurance subsidiaries have applied for waivers of rules under this new approach which would, if granted, mitigate the impact of the withdrawal of the implicit items and financial reinsurance. If any such application is made, it is not certain that a waiver would be granted, whether on the basis sought or otherwise, or, if granted, that the waiver would take effect at the time requested.

Catastrophes and weather-related events may adversely affect us.

Property and casualty insurance companies frequently experience losses from catastrophes. Catastrophes may have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

Back to Contents

Catastrophes include windstorms, hurricanes, earthquakes, tornadoes, severe hail, severe winter weather, floods, fires and terrorist attacks. The incidence and severity of these catastrophes are inherently unpredictable. The extent of our losses from catastrophes is a function of the total amount of losses our clients incur, the number of our clients affected, the frequency of the events and the severity of the particular catastrophe. Most catastrophes occur in small geographic areas. However, windstorms, hurricanes, floods and earthquakes may produce significant damage in large, heavily populated areas. Our efforts to protect ourselves against catastrophe losses, such as the use of selective underwriting practices, the purchasing of reinsurance and the monitoring of risk accumulations, may not be adequate.

Litigation outcomes could adversely affect our business.

We are involved in, and may become involved in, legal proceedings that may be costly if we lose and that may divert management’s attention. For example, we are involved in litigation in the United States in connection with a series of credit risk insurance policies covering loans made to students in various post-secondary trade schools in the United States, primarily truck driving schools.

In the ordinary course of our insurance activities, we are routinely involved in legal or arbitration proceedings with respect to liabilities which are the subject of policy claims, including claims related to asbestos and mold conditions. As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues can have a negative effect on our business by either extending coverage beyond our underwriting intent or by increasing the number and size of claims. Recent examples of emerging claims and coverage issues include increases in the number and size of water damage claims in the United States related to expenses for testing and remediation of mold conditions.

In addition, to the extent that legal decisions in any of the jurisdictions in which we operate worldwide may increase court awards, and that the impact may be applied prospectively or retrospectively, claims and benefits reserves may prove insufficient to cover actual losses, loss adjustment expenses or future policy benefits. In such event, or where we have previously estimated that no liability would apply, we would have to add to our claims reserves and incur a charge to our earnings. Such insufficiencies could have a material adverse effect on our future consolidated financial condition, results of operations and cash flows.

The U.K. insurance market is currently subject to changes arising from the compensation framework relating to non-pecuniary loss, including pain and suffering, and loss of amenity. At present, whereas a number of decisions have been rendered, their full impact has yet to be reflected in court awards. In addition, a number of matters have not yet been ruled on. These changes to the compensation framework could have a material adverse effect on our future consolidated financial condition, results of operations and cash flows.

For a further discussion of litigation risks, see “Item 8—Financial Information—Legal Proceedings”.

Changes in our ratings may adversely affect us.

Ratings are an important factor in our competitive position. Rating organizations periodically review the financial performance and condition of insurers, including our insurance subsidiaries. Any lowering of our ratings could have a material adverse effect on our ability to market our products and retain our current policyholders. These consequences could, depending upon the extent thereof, have a material adverse effect on our liquidity and, under certain circumstances, net income.

Rating organizations assign ratings based upon several factors. While most of the considered factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company’s control. For the past several years rating downgrades in the industry have exceeded upgrades.

Over the course of 2002, our credit ratings from all of the major rating agencies were revised downwards. Following the announcement of our strategic plans in November 2002, A.M. Best Company (“A.M. Best”) affirmed our “A-” excellent rating and changed the outlook from “negative” to “stable”. Standard & Poor’s Rating Services (“Standard & Poor’s”) moved the Group rating to “A-” with a “developing” outlook. Moody’s Investors Services (“Moody’s”) moved the Group rating to “Baa1” with “an under review for possible downgrade outlook”.

Back to Contents

Our U.S. operations are rated separately by the rating agencies. Due to a weakened capital base, several rating agencies downgraded the financial strength rating of our U.S. operations in 2002. Current ratings of the main U.S. operations are “A-” with a “negative” outlook from A.M. Best, “BBB+” with a “developing” outlook from Standard & Poor’s, and “Baa2 under review for possible downgrade” from Moody’s. The rating downgrades have impacted commercial insurance renewals and new business volume, and represent a continuing challenge to the U.S. operations overall. In commercial lines, we face concerns over meeting minimum broker and client financial requirements as a lead carrier on global business, and may also no longer meet the minimum ratings required to participate in “follow” business, where we participate with other lead carriers on layers of global programs. The current rating has also precluded us from writing general liability business where lender covenants require an “A” rating from Standard & Poor’s. The standard and preferred personal lines business is also highly affected by our financial strength ratings. For instance, a rating of at least “A-” from A.M. Best is necessary to maintain primary customer groups.

The cyclical nature of the property and casualty insurance industry may cause fluctuations in our results.

Historically, the property and casualty insurance industry has been cyclical and operating results of insurers have fluctuated significantly because of volatile and sometimes unpredictable developments, many of which are beyond the direct control of any insurer. We expect to experience the effects of this cyclical nature, including changes in premium levels, which could have a material adverse effect on our results of operations. Over the last several years, until the second half of 2000, the property and casualty industry had been in a downturn which resulted in a decline in premium rates. Since that time there has been a significant improvement in pricing conditions particularly in the commercial sector.

The unpredictability and competitive nature of the property and casualty insurance business historically has contributed to significant quarter-to-quarter and year-to-year fluctuations in underwriting results and net earnings in the property and casualty insurance industry. In addition, unanticipated underwriting losses and claims reserve adjustments suffered by our property and casualty insurance subsidiaries could have an adverse impact on our financial condition and operating results.

Our results may be impacted by the inability of our reinsurers to meet their obligations.

We transfer our exposure to certain risks to others through reinsurance arrangements. In particular, we have a major quota share reinsurance agreement with Munich Re Group relating to the majority of the property and casualty business we write. See “Item 4—Information on the Company—Reinsurance” for a discussion of the Munich Re Group quota share reinsurance agreement. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of our reinsurance will increase our risk of loss.

When we obtain reinsurance, we are still liable for those transferred risks if the reinsurer does not meet its obligations. Therefore, the inability or failure of our reinsurers to meet their financial obligations could materially affect our operations.

Although we conduct periodic reviews of the financial statements and reputations of our reinsurers, our reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years. In addition, reinsurance may prove inadequate to protect against losses or may become unavailable in the future at commercially reasonable rates.

We also participate in a number of fronting arrangements where the majority of business written under the arrangement is ceded to third parties who assume most of the risks resulting in additional credit risk that the third parties will not meet their financial obligations on the business written.

We face significant competition from other global, national and local insurance companies and from self-insurance.

We compete with global, national and local insurance companies, including direct writers of insurance coverage as well as non-insurance financial services companies, such as banks, broker-dealers and mutual fund providers, many of which offer alternative products or more competitive pricing. Some of these competitors are larger than we are and have greater financial, technical and operating resources. The property and casualty

Back to Contents

insurance industry is highly competitive on the basis of both price and service. There are many companies competing for the same insurance customers in the geographic areas in which we operate. If our competitors price their premiums more aggressively and we meet their pricing, this may adversely affect our underwriting results. In addition, because our insurance products are marketed through independent insurance agencies, which represent more than one insurance company, we face competition within each agency. We also face competition from the implementation of self-insurance in the commercial insurance area. Many of our customers and potential customers are examining the risks of self-insuring as an alternative to traditional insurance.

Changes in foreign exchange rates may impact our results.

We publish our consolidated financial statements in British pounds. Therefore, fluctuations in exchange rates used to translate other currencies, particularly other European currencies and the U.S. dollar, into British pounds will impact our reported consolidated financial condition, results of operations and cash flows from year to year. These fluctuations in exchange rates will also impact the British pound value of our investments and the return on our investments. For a discussion of the impact of changes in foreign exchange rates on our results of operations for each of 2002 and 2001, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

Back to Contents

ITEM 4. INFORMATION ON THE COMPANY

OVERVIEW

We are one of the world’s leading multinational insurers. We have operations in approximately 40 countries and cover risks in over 130 countries, thus possessing one of the few truly international networks in the industry. We offer a broad range of property and casualty insurance and related services (such as risk management and claims administration) to both businesses and individuals. In some markets, principally Scandinavia and Latin America, we also offer life insurance and asset accumulation products (such as pension products, annuities and mutual funds). Because our primary focus is on customers rather than products, we sell our products and services through multiple distribution channels, reaching the consumer the way the consumer chooses to trade. Our business is geographically diverse with operations in the United Kingdom, Europe, the Americas and Asia Pacific.

In November 2002 we announced our “Operating and Financial Review” which included plans to refocus the Group. We anticipate that this will significantly reduce our net premiums written in the future and that we will sell or close a number of businesses and withdraw from a number of countries. All of these actions have one aim, to produce a Group that is disciplined, focused and well positioned to deliver consistent returns to shareholders.

The November review resulted in a number of radical action plans to reshape the Group, including the initial public offering of our Australian and New Zealand businesses which was completed in May 2003. We will be concentrating primarily on markets and businesses where we can build and sustain competitive advantage, and we will withdraw from areas that are unprofitable or lack strategic fit. We will also be seeking to dispose of businesses whose true values are not reflected in our share price and are unlikely to be so in the foreseeable future, or which lack strategic fit.

We aim to reduce the overall level of personal lines premiums, with specific emphasis on reducing unprofitable intermediated business in the United Kingdom and Canada. We do, however, foresee good opportunities in direct personal lines and carefully selected intermediated business in these and other markets. We also will seek to increase commercial premiums, particularly in the United Kingdom, obtaining growth by price increase rather than by acquiring new business.

Our focus on fewer businesses in fewer markets will clearly have a significant impact on our overall business going forward. Our announced target is to reduce net premiums written from £8.6 billion in 2002 to £5.5 billion by the end of 2004. We are becoming smaller but we will seek to remain a substantial international insurer capitalizing on profitable growth in those markets in which we remain.

Our primary focus is on commercial and personal property and casualty coverages, and we write virtually all types with an emphasis on property, casualty, automobile and household insurance. In some countries we also offer a range of life insurance and asset accumulation products as well as savings and pension products. In addition, we conduct complementary businesses in support of our insurance operations such as risk management services including claims management and loss control services in our major markets around the globe.

For 2002 we reported:

•	property and casualty net premiums written (gross premiums written less premiums reinsured) of £8,635 million, or $13,902 million;

•	life and asset accumulation net premiums written of £1,882 million, or $3,030 million;

•	loss on ordinary activities before tax of £1,022 million, or $1,646 million;

•	loss attributable to shareholders of £940 million, or $1,513 million;

•	total investments of £41,591 million, or $66,962 million; and

•	shareholders’ funds of £3,043 million, or $4,899 million.

For a discussion of our financial results see “Item 5—Operating and Financial Review and Prospects”.

Back to Contents

We market our products and services through multiple channels, including brokers and other intermediaries, corporate partnerships and affinity marketing programs, as well as direct to the customer.

Our multi-channel distribution strategy allows us to reach a broad cross-section of commercial and personal customers. In the commercial market, we conduct business with multinational and national companies, as well as middle-market and small businesses. For personal customers, our corporate partnerships complement our broker and direct businesses by enabling us to capitalize on the broad customer bases of our corporate partners, which include banks, mortgage lenders, retailers and affinity groups with widely recognized brands. In addition, we are a leading direct marketer of personal insurance products in Argentina and the United Kingdom. In 2002, of our consolidated personal lines property and casualty net premiums written:

•	brokers and other intermediaries accounted for 38%;

•	corporate partnerships and affinity marketing programs accounted for 25%; and

•	direct marketing and direct sales, including exclusive agents, accounted for 37%.

Our business is currently organized into four time-zone-based regions and one additional segment:

•	United Kingdom. The United Kingdom region is comprised of our businesses in the United Kingdom, and accounted for 41.6% of our total net premiums written in 2002.

•	Europe. The Europe region is comprised of our businesses in Continental Europe, the Middle East and Africa, and accounted for 21.5% of our total net premiums in 2002.

•	Americas. The Americas region is comprised of our businesses in the United States, Canada, Latin America and the Caribbean, and accounted for 26.5% of our total net premiums in 2002.

•
Asia Pacific. Throughout 2002 the Asia Pacific region was comprised of our businesses in Asia, Australia and New Zealand, and accounted for 10.4% of our total net premiums written. Our Australian and New Zealand businesses were disposed of by way of an initial public offering on May 12, 2003. Together they accounted for 9.2% of our total net premiums written in 2002.

•
Other Activities. This is comprised of our non-insurance activities including results of associated undertakings. Other activities includes the results from non-insurance businesses such as our real estate agency. In addition it includes the longer term investment return applied to the surplus or deficit of capital after allocation to the general business result, central expenses, income from associated undertakings, expenses related to investment activities and short term loan interest expense.

A new regional structure that reflects the changes taking place in the business and the Group’s geographic focus will be implemented in stages over the remainder of 2003. The Group will be divided into five regions: United Kingdom, United States, Canada, Scandinavia and International. The International region will comprise our businesses in Ireland, Italy, the Middle East and Africa, our businesses in Latin America and the Caribbean and our remaining businesses in Asia Pacific. A chief executive for the new International region was appointed in April 2003.

Back to Contents

PRINCIPAL MARKETS

Overview

We offer a broad range of property and casualty insurance products in our United Kingdom, Europe, Americas and Asia Pacific regions. In some countries we also offer life insurance and asset accumulation products.

The table below presents the distribution of our 2002, 2001 and 2000 consolidated property and casualty net premiums written by region and line of business. During 2002, we entered into a 10% quota share reinsurance program with Munich Re Group which covered the majority of our property and casualty business written in the United Kingdom, Denmark, the United States, Canada and Australia. Under this arrangement, Munich Re Group assumed 10% of our losses and expenses associated with reported and unreported losses in exchange for 10% of the policy premiums. The amount of written premiums ceded in 2002 was £698 million. We renewed the quota share agreement in January 2003, and it now reinsures 15% of our property and casualty business written in the United Kingdom, Denmark, Ireland, the United States and Canada with some exclusions.

The information presented below for our United Kingdom region includes net premiums written by our health insurance business which was sold in April 2003. Our health insurance business accounted for £245 million of our U.K. property and casualty net premiums written in 2002, £270 million of our U.K. property and casualty net premiums written in 2001 and £309 million of our U.K. property and casualty net premiums written in 2000.

The information presented below for our Europe region includes net premiums written by our Benelux, German and Italian direct automobile business which were sold in 2002. Our Benelux, German and Italian direct automobile businesses accounted for £250 million of our Europe property and casualty net premiums written in 2002, £280 million of our Europe property and casualty net premiums written in 2001 and £257 million of our Europe property and casualty net premiums written in 2000.

The information presented below for our Americas region includes net premiums written by Royal Specialty Underwriting (“RSUI”), which we entered into an agreement to sell in June 2003. Our RSUI business accounted for £288 million of our Americas property and casualty net premiums written in 2002, £229 million of our Americas property and casualty net premiums written in 2001 and £102 million of our Americas property and casualty net premiums written in 2000.

The information presented below for our Asia Pacific region includes net premiums written by our Australian and New Zealand businesses which were sold, by way of an initial public offering, in May 2003. Our Australian and New Zealand businesses accounted for £756 million of our Asia Pacific property and casualty net premiums written in 2002, £614 million of our Asia Pacific property and casualty net premiums written in 2001 and £554 million of our Asia Pacific property and casualty net premiums written in 2000.

In the aggregate we have disposed of or agreed to sell operations that accounted for £1,539 million of our property and casualty net premiums written in 2002.

Back to Contents

Property and Casualty Net Premiums Written
	Year Ended December 31,

	2002		2001		2000

	£ in	% of	£ in	% of	£ in	% of
	millions	Total	millions	Total	millions	Total

United Kingdom:
Personal	1,647	19.1%	1,691	19.2%	1,673	20.0%
Commercial	1,779	20.6	1,799	20.3	1,475	17.6

Total United Kingdom	3,426	39.7	3,490	39.5	3,148	37.6

Europe:
Personal	916	10.6	900	10.2	1,099	13.1
Commercial	755	8.8	701	8.0	650	7.8

Total Europe	1,671	19.4	1,601	18.2	1,749	20.9

Americas:
Personal	904	10.5	1,047	11.9	1,007	12.0
Commercial	1,750	20.2	1,936	22.0	1,791	21.4

Total Americas	2,654	30.7	2,983	33.9	2,798	33.4

Asia Pacific:
Personal	555	6.4	460	5.2	420	5.0
Commercial	329	3.8	279	3.2	257	3.1

Total Asia Pacific	884	10.2	739	8.4	677	8.1

Total Property and Casualty	8,635	100.0%	8,813	100.0%	8,372	100.0%

Total Personal	4,022	46.6%	4,098	46.5%	4,199	50.2%
Total Commercial	4,613	53.4	4,715	53.5	4,173	49.8

Total Property and Casualty	8,635	100.0%	8,813	100.0%	8,372	100.0%

Back to Contents

The table below presents our 2002, 2001 and 2000 property and casualty loss, expense and combined ratios by region and line of business. A loss ratio is the ratio of net incurred losses and loss adjustment expenses to net premiums earned. An expense ratio is the ratio of insurance operating expenses (acquisition and administration costs less reinsurance commissions and profit participations) to net premiums written. A combined ratio is the sum of these two ratios. These ratios are measures of the underwriting profitability of an insurance company. To enable comparison between years we exclude reorganization costs from insurance operating expenses in calculating expense ratios. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent net investment results exceed underwriting losses.

Property and Casualty Loss, Expense and Combined Ratios
	Year Ended December 31,

	2002			2001			2000

	Loss Ratio	Expense Ratio	Combined Ratio	Loss Ratio	Expense Ratio	Combined Ratio	Loss Ratio	Expense Ratio	Combined Ratio
	%	%	%	%	%	%	%	%	%

United Kingdom:
Personal	74.8	35.6	110.4	69.3	33.5	102.8	75.4	34.7	110.1
Commercial	73.7	24.3	98.0	99.5	27.2	126.7	83.7	29.7	113.4
Total United Kingdom	74.2	29.5	103.7	83.7	30.2	113.9	79.2	32.3	111.5
Europe:
Personal	85.9	23.7	109.6	78.7	25.5	104.2	85.1	25.8	110.9
Commercial	87.7	24.8	112.5	84.8	25.0	109.8	82.7	28.5	111.2
Total Europe	86.7	24.2	110.9	81.3	25.3	106.6	84.2	26.8	111.0
Americas:
Personal	79.3	28.4	107.7	78.0	28.3	106.3	73.6	29.7	103.3
Commercial	92.3	32.9	125.2	91.5	32.5	124.0	76.6	33.1	109.7
Total Americas	87.9	31.4	119.3	86.5	31.0	117.5	75.5	31.9	107.4
Asia Pacific:
Personal	66.0	27.5	93.5	70.4	24.5	94.9	67.8	27.9	95.7
Commercial	74.4	32.2	106.6	73.1	34.2	107.3	86.6	36.7	123.3
Total Asia Pacific	68.9	29.3	98.2	71.4	28.2	99.6	75.4	31.2	106.6
Total Personal	77.1	30.2	107.3	73.6	29.4	103.0	76.7	30.5	107.2
Total Commercial	83.0	28.0	111.0	92.3	29.4	121.7	80.7	31.4	112.1
Total Property and Casualty	80.3	29.1	109.4	83.2	29.4	112.6	78.7	30.9	109.6

To enable comparison between years we exclude reorganization costs from insurance operating expenses in calculating expense ratios. Our reorganization costs amounted to £79 million in 2002, £97 million in 2001 and £110 million in 2000. In 2002 we also excluded a reinsurance premium of £124 million ceded on a contract that significantly reduced our exposure to financial enhancement products. Including the reinsurance premium and reorganization costs our combined ratio would have been 110.7% in 2002, and including reorganization costs our combined ratio would have been 113.6% in 2001 and 110.9% in 2000.

Our consolidated property and casualty combined ratio for 2002 was 109.4%. See “Item 5—Operating and Financial Review and Prospects” for a discussion of the factors contributing to our underwriting loss in 2002 as well as steps we have taken to attempt to improve our underwriting results. Our goal is to achieve a combined average ratio of 102% over the insurance cycle. This goal is based on our return on equity target of a net real return on equity of 10%. For a discussion of our return on equity targets, see “Item 5—Operating and Financial Review and Prospects—Internal Capital Management Methodology”.

Back to Contents

The table below presents the distribution of our 2002, 2001 and 2000 life and asset accumulation net premiums written by region and line of business. In September 2002 we closed our U.K. life and asset accumulation business to new business.

The information presented below for our Americas region includes net premiums written by our Canadian life and asset accumulation business until it was sold in June 2001 for £85 million. Our Canadian life and asset accumulation business accounted for £81 million of our Americas life and asset accumulation net premiums written in 2001 and for £172 million of our Americas life and asset accumulation net premiums written in 2000.

The information below presented for our Europe region includes net premiums written by our Isle of Man, Benelux and German life and asset accumulation businesses until they were sold in 2002. Our Isle of Man, Benelux and German life and asset accumulation businesses accounted for £279 million of our Europe life and asset accumulation net premiums written in 2002, £460 million of our Europe life and asset accumulation net premiums written in 2001 and £510 million of our Europe life and asset accumulation net premiums written in 2000.

The information presented below for our Asia Pacific regions consists entirely of net premiums written in Australia and New Zealand. In May 2003 we sold, by way of initial public offering, our life and asset accumulation businesses in Australia and New Zealand.

Life and Asset Accumulation Net Premiums Written
	Year Ended December 31,

	2002		2001		2000

	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

United Kingdom:
Individual	944	50.2%	1,469	50.7%	1,754	51.0%
Group	11	0.6	295	10.2	251	7.3

Total United Kingdom	955	50.8	1,764	60.9	2,005	58.3

Europe:
Individual	413	21.9	587	20.2	744	21.6
Group	176	9.4	150	5.2	146	4.2

Total Europe	589	31.3	737	25.4	890	25.8

Americas:
Individual	97	5.1	165	5.7	260	7.6
Group	32	1.7	30	1.0	37	1.1

Total Americas	129	6.8	195	6.7	297	8.7

Asia Pacific:
Individual	127	6.8	115	4.0	162	4.7
Group	82	4.3	88	3.0	85	2.5

Total Asia Pacific	209	11.1	203	7.0	247	7.2

Total Life and Asset Accumulation	1,882	100.0%	2,899	100.0%	3,439	100.0%

Total Individual	1,581	84.0%	2,336	80.6%	2,989	86.9%
Total Group	301	16.0	563	19.4	450	13.1

Total Life and Asset Accumulation	1,882	100.0%	2,899	100.0%	3,439	100.0%

Back to Contents

Products

A key element of our strategy is customer focus. Accordingly, we offer products tailored to meet the needs of our customers.

Products for Personal Customers

Our products for personal customers include the following property and casualty products and life insurance and asset accumulation products:

Household. Insurance covers against loss of or damage to the buildings and contents of private dwellings with a range of additional features, such as coverage for valuables away from home and liability arising from ownership or occupancy.

Personal automobile. Insurance covers for liability for both bodily injury and property damage and for physical damage to an insured’s vehicle from collision and various other perils.

Other personal lines. The majority of the Group’s business in other personal lines was in the United Kingdom. This business in the United Kingdom was disposed of in April 2003. Other personal lines products that we now offer consist primarily of:

•	Accident insurance—Policies which provide insured benefits in the event of accidental death or disability.

•
Travel insurance—Policies which provide benefits in the event of cancellation and/or curtailment, travel delays, loss of personal baggage and/or money, emergency medical and travel expenses and legal expenses.

Individual life and asset accumulation products. We sold our life and asset accumulation operations in the Isle of Man and Benelux during 2002. In September 2002 we ceased writing this business in the United Kingdom. In May 2003 we disposed of, as part of an initial public offering, our life and asset accumulation operations in Australia and New Zealand. In our remaining individual life markets, principally Denmark and Latin America, we write periodic premium life products, such as whole life, term insurance, mortgage protection and other products, such as disability, critical illness and permanent health insurance. Our remaining individual asset accumulation products included in the table above are pensions and immediate and deferred annuities.

Products for Commercial Customers

Our products for commercial customers include the following property and casualty products and life insurance and asset accumulation products:

Property. Insurance covers for loss or damage to buildings, inventory and equipment from natural disasters, including hurricanes, windstorms, earthquakes, floods, hail, explosions, severe winter weather and other events such as theft and vandalism, fires and financial loss due to business interruption resulting from covered losses.

Casualty/Liability. Insurance covers for:

•	employers’ liability, which protect the insured companies against claims from employees arising from accident, injury or industrial disease;

•	workers’ compensation, which provide coverage for employers for specified benefits payable under national or local legislation for workplace injuries to employees;

•	public liability, which protect an organization against claims arising from the conduct of its business or its products resulting in injury to or damage to third parties or property;

•	professional indemnity, which protect professionals such as architects and engineers against claims of negligence in the services they provide; and

•	directors’ and officers’ liability.

Back to Contents

Commercial automobile. Insurance covers for businesses against losses incurred from personal bodily injury, bodily injury to third parties, property damage to an insured’s vehicle, and property damage to other vehicles and other property resulting from the ownership, maintenance or use of automobiles and trucks in a business.

Other commercial lines. Includes:

•	Engineering—Consists of engineering insurance, inspection and risk management business for machinery, plant and construction.

•	Specialty lines—Customized liability and specialized risk insurance covers for particular classes or groups of clients.

•	Marine—Insurance covers for physical loss or damage to cargo, vessels and offshore oil rigs.

•	Aviation—Aircraft property damage and liability insurance cover.

•	Transit—Insurance covers for goods in transit and freight liability for the transportation industry.

Group life and asset accumulation products. The majority of our group life and asset accumulation products were sold in the United Kingdom by an operation disposed of in October 2002. In our remaining group life markets, principally Denmark and Latin America, we offer a range of group risk products including critical illness, life and permanent health insurance. Critical illness insurance are policies where the insurer pays the sum insured to the policyholder in the event of diagnosis of a life threatening disease. Group permanent health insurance are policies arranged by employers for their employees, providing for the payment of income during a period of incapacity due to ill health or accident. The benefit is usually payable until retirement.

United Kingdom

Overview

We have operated in the United Kingdom since our founding in 1710. We are the second largest property and casualty insurer in the United Kingdom, with leading positions in both personal and commercial lines, based on 2001 net premiums written. Our United Kingdom region employs approximately 18,600 people in 61 offices.

Our chief focus in the United Kingdom is on seeking to develop our property and casualty insurance business profitably by taking advantage of our experience in underwriting as well as claims and customer management. To enhance the Group’s capital position and to reduce the property and casualty volatility and exposures written, we have sold our U.K. health insurance business and reduced our participation in the global aviation pool. These actions followed the Group’s “Operating and Financial Review” announced in November 2002.

In August 2002, we announced our decision to close our U.K. life and asset accumulation business to new business. This decision reflects our strategy of focusing capital and resources in property and casualty insurance markets. As a consequence and with effect from September 6, 2002, our life and asset accumulation products are no longer available to new customers. We will continue to administer existing policies and will only undertake new business in relation to contractual contributions to those policies. To ensure that a robust and cost effective service continues to be provided to those customers, an agreement was entered into with Unisys Limited, effective from May 1, 2003, for the provision of policy administration services and related support functions.

On October 1, 2002, our group risk insurance business was sold, subject to court approval, to Canada Life (Group) UK Limited. This transaction was fully consummated on March 26, 2003.

United Kingdom Property and Casualty Business

Our U.K. property and casualty business offers a range of personal and commercial products nationwide. We market our property and casualty products through multiple channels in the United Kingdom. We distribute personal products through corporate partnerships, brokers, agents and direct channels. We market to the public by telephone and mail and through the internet. We distribute commercial products through international, national and local brokers, agents and direct to customers.

Back to Contents

The U.K. property and casualty market is mature and highly competitive in both personal and commercial lines. Prior to the World Trade Center terrorist attack, competition and over-capacity had led to underwriting losses and difficult pricing conditions for the market in general. Underwriting losses incurred by the U.K. property and casualty insurance market as a whole, having approximately doubled from £1,095 million to £2,477 million between 1997 and 1998, had deteriorated further to £2,927 million in 2000. However, the underwriting result of the U.K. market as a whole in 2001 improved to a loss of £1,876 million, of which £566 million related to casualty lines.

In the household market, property premiums that had been reducing as insurers looked to maintain market share increased by 8.8% in 2001. In 2001, property accounted for £276 million of the total U.K. market property and casualty insurance underwriting loss.

The personal and commercial automobile market incurred £123 million of the total 2001 U.K. market underwriting loss. This sector has been adversely affected by an increase in the average claims cost, which has not been wholly offset by increased premiums, in part because of the highly competitive nature of the market. However, net premiums written in the overall U.K. market increased by 12.5% in 2001.

In response to adverse market conditions, the U.K. insurance industry has experienced significant consolidation in recent years. We estimate that, based on 2001 net premiums written, the five largest insurance groups now have a combined market share of approximately 54% of the property and casualty market.

In 2001 the U.K. commercial property and casualty market’s premium income grew by 21.9%. This was significantly better than the 1.8% growth in 2000 and reflects increases in all sectors. As a result of continued increased rates, the commercial automobile market’s premium income in general increased between 2000 and 2001 by 10.5%, though this was significantly lower than the 18.7% increase in property, 19.4% increase in accident & health and 40.3% increase in general liability premium income.

On the commercial insurance side, as we moved into 2002 there was a significant move to more favorable pricing conditions. Previously, a key characteristic across the majority of commercial lines of insurance in the United Kingdom was poor underwriting results due to low premiums. The market was shaped by high levels of competition and excess capacity among underwriters as well as low rates for reinsurance. The effect of these influences was low, and often falling, premium rates. However, losses incurred led some companies to reduce exposures, which with increasing reinsurance rates, began to lead to increases in premium rates. In 2001, market conditions improved significantly following the collapse of a competitor, Independent Insurance plc, which led to rising insurance rates and reduced capacity. Following the World Trade Center terrorist attack, market conditions changed dramatically with significant price increases partly offset by increased reinsurance premiums as capacity was significantly reduced.

In personal lines, competition is primarily based on price, service, convenience and, increasingly, brand recognition. In commercial lines, competition is primarily based on price, but is also based on relationship management, quality of service and availability of value added services. We compete principally with the other insurers writing property and casualty business with major operations in the United Kingdom in all channels as well as with the major international insurers in the broker channel. In personal lines, we have also experienced increasing competition from new entrants, such as retailers using their brands to distribute insurance.

Back to Contents

The table below presents the distribution of our 2002, 2001 and 2000 property and casualty net premiums written and combined ratios by product group in the United Kingdom.

	Year Ended December 31,

	2002			2001			2000

	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Household	882	25.8%	109.7	840	24.1%	101.3	779	24.7%	111.6
Personal automobile	467	13.6	122.9	527	15.1	109.5	543	17.2	113.4
Other	298	8.7	91.3	324	9.3	95.8	351	11.2	102.6

Total Personal	1,647	48.1	110.4	1,691	48.5	102.8	1,673	53.1	110.1

Commercial:
Property	812	23.7	87.9	649	18.6	111.6	537	17.1	112.6
Casualty	307	8.9	128.0	259	7.4	157.2	204	6.5	119.8
Commercial automobile	482	14.1	94.6	483	13.8	95.5	465	14.8	110.1
Other	178	5.2	100.1	408	11.7	173.6	269	8.5	116.0

Total Commercial	1,779	51.9	98.0	1,799	51.5	126.7	1,475	46.9	113.4

Total United Kingdom	3,426	100.0%	103.7	3,490	100.0%	113.9	3,148	100.0%	111.5

In personal lines, we have a 16.1% share of the household market and a 6.4% share of the personal automobile market, based on 2001 gross earned premiums. We distribute our personal lines business through corporate partnerships, brokers, agents and direct marketing to the public by telephone, mail and the internet. In 2002, the corporate partnership channel accounted for 41.5% of our U.K. personal lines business, brokers and professional agents accounted for 40.5% and direct sales accounted for 18%.

We write personal lines business, primarily household and accident insurance that is marketed under the names of financial services institutions, including banks and mortgage lenders. We call this distribution channel our corporate partnership distribution channel as it involves working with other companies in the marketing of our products. Our corporate partnerships give us access to a broader base of consumers than we might otherwise be able to reach by allowing us to exploit the existing broad customer base and brand recognition of our corporate partners. We are reviewing our corporate partnership channel and taking necessary remedial action to improve results.

We also have a number of long-standing relationships with major affinity groups, such as automobile clubs through which we write primarily automobile insurance. Additionally, we intend to focus on opportunities to form relationships with commercial customers to market our products to their employees. We also wrote health, travel and other personal lines marketed under the names of non-financial companies with strong brands, such as supermarket chains. However, we sold the health and related businesses to the management team in April 2003 as part of our strategy to focus on our core property and casualty lines.

We are a significant direct insurer in the U.K. personal lines market. In the direct markets, we intend to focus our marketing efforts on the more profitable customer groups. In June 2001 we relaunched our U.K. direct personal lines business under a new brand name, “MORE TH>N”. We are continuing with significant media advertising in support of the brand. We sell household, automobile and other personal policies via the telephone, newspaper advertisements, direct mail campaigns and the internet. To serve our direct and corporate partnership customers, we operate call centers during extended operating hours that provide new business quotes, service existing business and deal with claims over the telephone.

The personal lines broker distribution channel consists of brokers, agents and other intermediaries, including major chains, groups of brokers operating under common marketing frameworks and smaller firms operating under their own names. The principal personal lines distributed by brokers are personal automobile and household insurance. In the broker channel, by carefully monitoring relationship profitability, we focus on our more profitable brokers and business lines. We are reviewing the profitability of all of our broker relationships as part of the “Operating and Financial Review” announced in November 2002.

Back to Contents

In the U.K. commercial market, we are the second largest commercial lines insurer based on 2001 gross earned premiums, conducting business with a majority of the companies comprising the U.K. FTSE 100 stock index. We also have a significant presence in the London Market. The London Market is a market for international insurance and reinsurance, comprising mainly high exposure and complex risks. Companies operating in the London Market underwrite specialized risks such as marine, aviation and directors’ and officers’ liability. In 2002, commercial lines gross premiums written of £2.9 billion accounted for almost 61% of our U.K. property and casualty business. Our principal competitors are the large U.K. and European insurers writing both life and property and casualty business although the commercial market is increasingly seeing competition from major U.S. insurers.

We are the largest U.K. insurer of commercial public and general liability as well as the second largest commercial property and automobile insurer, all based on 2001 gross premiums earned. We have a 16.1% share of the commercial property market, a 9.5% share of the commercial public and general liability market and an 8.4% share of the commercial automobile market, all based on 2001 gross earned premiums. We also have significant shares of the marine, engineering and transit markets.

Our commercial customers range from individual traders and small businesses to large multinational companies in such diverse industries as construction, financial services, manufacturing and the arts. Our commercial business is managed by three regional areas and is supported by over 26 commercial service centers and approximately 5,200 people. We have structured our operations to target the needs of these diverse customer groups by arranging our commercial business into three customer segments:

•	Small Business—which is comprised of small business customers with annual gross revenues of up to £1 million who are largely price and process oriented;

•	Corporate—which is comprised of mid-market customers with annual gross revenues of between £1 million and £100 million; and

•	Risk Managed—which is comprised of large U.K. multinational companies with annual gross revenues of over £100 million who require customized products and service.

We distribute our U.K. commercial lines business nationwide, and, consistent with our strategy of providing global coverage for our commercial customers, we also offer international products to our clients with global operations. We believe our competitive advantage in the commercial market consists of our ability to underwrite a broad range of commercial products, our nationwide network, our quality-accredited claims performance and our relationship management skills.

We distribute our commercial lines business through international, national and regional brokers, independent intermediaries, agents and direct to customers. In 2002, brokers and independent agents accounted for approximately 98% of our commercial lines net premiums written in the United Kingdom. We distribute commercial lines business through a network of approximately 8,000 brokers and independent agents located throughout the United Kingdom. Direct business accounted for approximately 2% of our U.K. commercial lines net premiums written in 2002.

In the commercial market we intend to maintain our strong position in the property and casualty market by enhancing our customer propositions to our key business segments, focusing on our key areas of intellectual capital of underwriting and claims handling and simplifying our business model where possible.

We renewed our contract for a six year term in 1998 with Motability Finance Limited, a company which provides lease financing on behalf of the Motability charity to enable disabled people to remain mobile. Under the Motability Finance Limited contract, we write automobile insurance that is included in the package offered to persons leasing automobiles through Motability. In 2002, Motability business accounted for 20% of our net automobile premiums written in the United Kingdom.

In May 2002 there was a U.K. High Court ruling against us in favor of Turner and Newall, an asbestos products manufacturer in administration. See “— Property and Casualty Reserves” for further discussion.

Back to Contents

United Kingdom Life and Asset Accumulation Business

In August 2002, we announced our decision to close our U.K. life operations to new business. This decision reflects our strategy of focusing capital and resources in property and casualty insurance markets. As a consequence and with effect from September 6, 2002, our U.K. life’s long term insurance products are no longer available to new customers. We continue to administer existing policies and will only undertake new business in relation to contractual contributions to those policies. To ensure that a robust and cost effective service continues to be provided to those customers, we entered into an agreement with Unisys Limited, effective from May 1, 2003, for the provision of policy administration services and related support functions.

The table below presents the distribution of our 2002, 2001 and 2000 life and asset accumulation net premiums written by product group in the United Kingdom.

	Year Ended December 31,

	2002		2001		2000

	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Individual:
Periodic premium products:
With-profit (participating) contracts	373	39.1%	428	24.3%	476	23.7%
Unit-linked (separate account) products	112	11.7	129	7.3	156	7.8
Non-participating products	174	18.2	135	7.6	147	7.3

Total periodic premium products	659	69.0	692	39.2	779	38.9

Single premium products:
With-profit (participating) contracts	51	5.3	499	28.3	710	35.4
Unit-linked (separate account) products	106	11.1	133	7.6	133	6.6
Non-participating products	128	13.4	145	8.2	132	6.6

Total single premium products	285	29.8	777	44.1	975	48.6

Total Individual	944	98.8	1,469	83.3	1,754	87.5

Group:
Total Group (1)	11	1.2	295	16.7	251	12.5

Total	955	100.0%	1,764	100.0%	2,005	100.0%

(1)	Group General Account product premiums in 2002 include as a deduction £298 million of reinsurance premiums paid to Canada Life in connection with the disposal of the group risk business.

Back to Contents

The table below presents the distribution of our 2002, 2001 and 2000 life and asset accumulation new business premiums by product group and new business annual premium equivalent in the United Kingdom.

	Year Ended December 31,

	2002		2001		2000

	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Individual:
Periodic premium products:
With-profit (participating) contracts	1	0.4%	7	0.7%	5	0.4%
Unit-linked (separate account) products	12	4.5	23	2.1	26	2.1
Non-participating products	6	2.2	12	1.1	14	1.2

Total periodic premium products	19	7.1	42	3.9	45	3.7

Single premium products:
With-profit (participating) contracts	51	19.1	499	46.6	710	57.9
Unit-linked (separate account) products	106	39.7	133	12.4	133	10.8
Non-participating products	128	48.0	145	13.6	132	10.8

Total single premium products	285	106.8	777	72.6	975	79.5

Total Individual	304	113.9	819	76.5	1,020	83.2
Group:
Total Group (1)	(37)	(13.9)	251	23.5	207	16.8

Total new business premiums	267	100.0%	1,070	100.0%	1,227	100.0%

New business annual premium equivalent	52	100.0%	149	100.0%	165	100.0%

(1)	Group General Account product premiums in 2002 include as a deduction £298 million of reinsurance premiums paid to Canada Life in connection with the disposal of the group risk business.

As of December 31, 2002, 93% of our U.K. life and asset accumulation actuarial liabilities were represented by our with-profit companies. With-profit policies are participating individual retirement products and individual life products offered by many life insurance companies in the United Kingdom. Under with-profit policies, the policyholder is entitled to participate in the earnings or surplus of the insurance company that issued the policy. This participation occurs through the distribution of dividends, referred to as bonuses in the United Kingdom, to policyholders.

Bonuses on with-profit contracts are recommended by the issuing company’s actuary and approved by its board of directors. We declare bonuses out of surplus after taking account of actuarial valuations and considering a long-term view of the anticipated performance of the fund and the policyholders’ reasonable expectations. A defined minimum proportion of the surplus is allocated as a bonus to the policyholders of with-profit policies. The shareholders are given a percentage of the surplus allocated to policyholders. Although our U.K. operations are closed to new business, run-off of the existing with-profits policies on the books will take many years. Shareholders will continue to receive an annual profit share based on the bonuses declared to policyholders.

At least ninety percent of our with-profit business surplus is allocated to policyholders as bonuses. This allocation is required under the Articles of Association of our subsidiary, Sun Alliance & London Assurance Company Limited. As we consider policyholders’ reasonable expectations in determining the level of bonuses, Royal & Sun Alliance Life & Pensions Limited, our other U.K. writer of with-profit policies, generally follows the same allocation practice because our products have been marketed on that basis.

There are two main types of bonus paid from the surplus in our with-profits business, regular bonuses and terminal bonuses. Regular bonuses are credited to the policyholder at regular intervals, generally on an annual basis, and vary from product to product. Once a regular bonus has been declared, it represents a permanent addition to the guaranteed benefits under the contract, and is payable at the same time as the originally guaranteed benefits under the policy, typically at death or maturity. Historically, regular bonuses have represented a partial

Back to Contents

return of investment income. While regular bonus rates have generally not fluctuated significantly from year to year, they have been gradually reduced in recent years to reflect the impact of lower interest rates and bond returns. Regular bonus rates for most classes of with-profits business were reduced further in 2002.

Terminal bonuses are designed to provide policyholders with their share of total investment performance, including investment income and realized and unrealized gains and losses, and other company experience, including expenses, mortality experience and taxes. For longer term contracts held to maturity, terminal bonuses have historically represented a significant portion of the total amount paid at maturity. The terminal bonus payable on a policy is determined at the time of payment.

The level of bonuses paid, in addition to reflecting investment performance and company experience, has reflected our judgment as to the overall financial position of the issuing company and profits on the company’s other business. In setting bonuses, we also consider policyholders’ reasonable expectations and fairness among holders of contracts with different terms and maturity dates. With-profit business is marketed on the basis that payouts under policies will avoid the fluctuations in investments that would arise if payouts were linked directly to changing asset values. Therefore, in order to be consistent with policyholders’ reasonable expectations, we have generally determined bonus rates so as to avoid undue changes in payouts from one year to the next.

Our subsidiary, Sequence (UK) Limited, is one of the largest chains of real estate agents in the United Kingdom. Sequence (UK) Limited consists of over 347 real estate agencies which operate under well known local brand names. All staff are salaried and all field operatives are trained to offer a wide range of property-related products and services to clients. Relationships have been established with a range of corporate partners who provide us with a selection of the most competitive products in the life insurance, property insurance, mortgage loans, domestic utility and property legal service sectors in the United Kingdom. These products are offered by our 2,000 field operatives to our clients on the basis that we can provide a “first contact resolution” service for a wide range of their property-related needs.

In addition we also operate in the corporate property market where we provide a property management service which includes dealing with the sale of a large number of properties on behalf of corporate lending institutions.

Europe

Overview

Our Europe region is comprised of our businesses in Continental Europe, the Middle East and Africa. Through our Europe region, we offer a broad range of property and casualty products and in some countries life insurance and asset accumulation products. Our principal property and casualty businesses are in Scandinavia, Ireland and Italy and our principal life and asset accumulation business is in Denmark. We believe these businesses are well positioned in their local markets. To further assist our insurance customers, we offer insurance-related products and services to our clients in selected markets, including risk management services such as claims management and loss control services.

In Continental Europe, we write property and casualty business in 11 countries and life and asset accumulation business in 4 countries through owned operations, equity investments, representative offices and branches. In Denmark we are the third largest property and casualty insurer based on 2001 net premiums earned, in Sweden we are the third largest property and casualty insurer based on gross premiums written for the year ended December 31, 2002 and in Ireland we are the fourth largest property and casualty insurer based on 2001 gross premiums written. In the Middle East we offer property and casualty products in three countries through our subsidiary, representative offices and branches. In Africa, we offer property and casualty products in Egypt and through a 37.5% interest in Mutual & Federal Insurance Company Limited, a leading property and casualty insurer in South Africa.

In addition we write business for multinational clients through branch offices in Belgium, France, Germany, Holland and Italy. These branch offices’ financial results are not part of our Europe results, but are included with the results of our U.K. commercial property and casualty business.

Our Europe region employs approximately 9,200 people.

Back to Contents

During 2002, we sold our subsidiary operations in Belgium, Holland, Luxembourg, Isle of Man and Germany and our direct automobile operation in Italy. In February 2003 we sold our life operation in Ireland. Through our Saudi Arabian subsidiary we established a property and casualty insurance joint venture company in Egypt which commenced operations in January 2002.

Our operations in France, Germany and Switzerland, other than those that market business to multinational clients, were put into run-off during 2002.

Europe Property and Casualty Business

Our Europe region conducts property and casualty business in Denmark, Sweden, Ireland, Italy and 12 other countries in Continental Europe, the Middle East and Africa.

The table below presents the distribution of our 2002, 2001 and 2000 property and casualty net premiums written and combined ratios by line of business in Continental Europe, the Middle East and Africa.

	Year Ended December 31,

	2002			2001			2000

	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Scandinavia	525	31.4%	107.3	418	26.1%	103.3	453	25.9%	105.9
Italy	135	8.1	106.5	128	8.0	108.8	237	13.6	115.6
Ireland	136	8.1	119.5	127	7.9	110.5	114	6.5	125.0
Germany	63	3.8	113.5	61	3.8	101.6	67	3.8	106.2
Other	57	3.4	106.7	166	10.4	99.4	228	13.0	111.2

Total Personal	916	54.8	109.6	900	56.2	104.2	1,099	62.8	110.9

Commercial:
Scandinavia	427	25.6	111.8	339	21.2	106.0	279	16.0	113.7
Italy	64	3.8	106.0	56	3.5	105.4	74	4.2	115.7
Ireland	117	7.0	108.4	82	5.1	118.6	70	4.0	115.0
Germany	65	3.9	125.1	73	4.6	105.5	69	3.9	97.1
Other	82	4.9	116.3	151	9.4	117.5	158	9.1	109.8

Total Commercial	755	45.2	112.5	701	43.8	109.8	650	37.2	111.2

Total Europe	1,671	100.0%	110.9	1,601	100.0%	106.6	1,749	100.0%	111.0

The table below presents our 2002, 2001 and 2000 property and casualty loss, expense and combined ratios within our Europe region by line of business.

	Year Ended December 31,

	2002			2001			2000

	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio	Ratio	Ratio	Ratio	Ratio	Ratio	Ratio
	%	%	%	%	%	%	%	%	%

Personal	85.9	23.7	109.6	78.7	25.5	104.2	85.1	25.8	110.9
Commercial	87.7	24.8	112.5	84.8	25.0	109.8	82.7	28.5	111.2
Total Europe	86.7	24.2	110.9	81.3	25.3	106.6	84.2	26.8	111.0

Our principal commercial customers in Europe are small to mid-sized companies, as well as our multinational clients. We also insure some large commercial risks and market our personal lines to individual customers as well as to the customers of our corporate partners.

Competitive conditions vary considerably among the various European, Middle Eastern and African markets. Distribution methods still depend to a large extent upon the individual markets in which we operate. Distribution in Scandinavia is predominantly via exclusive agents and call centers and in the rest of Europe continues to be predominantly via intermediaries. As in the United Kingdom, the European market has experienced significant consolidation in recent years, both among insurers and among distribution channels such as brokers and banks. Overcapacity and difficult pricing conditions remained a factor in many of the markets in which we operated in 2002. Our main competitors in Continental Europe are the large international insurance companies, as well as the locally-based insurers.

Back to Contents

Scandinavia

We operate in Scandinavia through our Danish subsidiary, Codan A/S, the holding company of the insurance companies writing both life and property and casualty business. We currently own approximately 72% of Codan. The balance is publicly traded on the Fondsborsen, the Danish stock exchange. Codan offers both personal and commercial business in Denmark, particularly personal and commercial automobile, household, property, personal accident, workers’ compensation and marine insurance, through exclusive agents, brokers, an employee sales force and direct marketing. Based on 2001 net premiums earned, Codan is the third largest property and casualty insurer in Denmark with a 14% share of the market. In 2001, Codan purchased the Danish property and casualty insurance company Trekroner Forsikring A/S effective as of January 1, 2002.

In 2002, employed agents accounted for 50% of our property and casualty sales in Denmark. Brokers accounted for 26% of our commercial sales and 4% of our personal sales and call centers accounted for 32% of our personal sales. We have approximately 350 employed agents who work out of 31 customer centers. Codan’s industrial and large client department has an employee sales force that sells and provides service direct to our large commercial clients.

We operate in Sweden through Codan’s subsidiary, Trygg-Hansa Försäkrings AB Publikt and its subsidiaries. Trygg-Hansa is Sweden’s third largest property and casualty insurer based on gross premiums written for 2002 and offers primarily personal and commercial automobile, household and general commercial products. During 2001, Trygg-Hansa acquired a commercial portfolio from Folksam Försäkring AB and a marine portfolio from Zürich Försäkring. The acquisitions complemented Codan’s existing business in Sweden and increased Codan’s share of the Swedish property and casualty market to approximately 18% based upon gross premiums written for 2002. Call centers accounted for 79% of our Swedish personal lines sales in 2002. Brokers accounted for 54% of our Swedish commercial lines sales in 2002 and employed agents accounted for 26%.

Personal automobile products accounted for 23% of our 2002 property and casualty gross premiums written in Scandinavia, commercial automobile products accounted for 19%, property products accounted for 19%, household products accounted for 15%, personal accident products accounted for 14%, marine products accounted for 4% and other products accounted for 6%. Commercial clients include a number of the leading Scandinavian companies, as well as medium and small businesses in Scandinavia.

Italy

We operate in Italy through our branch, Royal & Sun Alliance Assicurazioni, with headquarters in Genoa and offices in Milan, Rome, Padua and Turin. In September 2002 we sold our Italian direct automobile branch, Royal Insurance, which accounted for £49 million of net premiums written in 2002.

Through our branch we offer principally personal automobile products in Italy although we also offer household, personal accident, property, casualty, engineering and marine products. Automobile products accounted for 54% of our 2002 property and casualty net premiums written in Italy, commercial property accounted for 24%, casualty accounted for 18%, engineering for 3% and other 1%.

Exclusive agents accounted for 60% of our property and casualty net premiums written in 2002 and brokers accounted for 39%.

Ireland

We operate in Ireland through our branch office based in Dublin. We are the fourth largest property and casualty insurer in Ireland with a 12% share of the market, based on 2001 gross premiums written. We offer all major classes of personal and commercial business in Ireland, principally household, personal and commercial automobile, property and casualty insurance, primarily through brokers and corporate partnerships. In 2002, household accounted for 28% of our gross premiums written in Ireland, commercial property accounted for 21%, personal automobile accounted for 17%, commercial liability accounted for 16%, commercial automobile for 11% and other classes accounted for 7%. In 2002, brokers accounted for 80% of our property and casualty net premiums written in Ireland, corporate partnerships accounted for 14% and direct marketing accounted for 6%.

Back to Contents

Others

We also write property and casualty business through subsidiaries, equity investments, branches and representative offices in Norway, Latvia, Lithuania, France, Germany, Malta, Switzerland, Saudi Arabia, the United Arab Emirates, Oman and Egypt.

In addition, we have a 37.5% interest in Mutual & Federal Insurance Co Ltd. Mutual & Federal is based in Johannesburg and has branches throughout South Africa, as well as subsidiaries operating in Botswana, Malawi, Namibia and Zimbabwe. Mutual & Federal offers both personal and commercial products and has a 25% share of the property and casualty market in South Africa, based on 2001 net premiums written. We primarily distribute property and casualty products in these other countries through brokers and agents.

Europe Life and Asset Accumulation Business

Our Europe region conducts life and asset accumulation business in Denmark, Latvia, Lithuania and Poland.

Scandinavia

We began writing life and asset accumulation business in Scandinavia in 1943 and, based on 2001 gross premiums written of £244 million, are the fourth largest life insurer in Denmark with a 6% market share excluding group pensions business. Our Scandinavian figures also include the life and asset accumulation businesses in Latvia and Lithuania. In 2002, we wrote £49 million in new business periodic premiums and £27 million in new business single premiums in Scandinavia. Group products accounted for approximately 61% of our new business premiums in Scandinavia in 2002 and individual products accounted for approximately 39%. We offer group and individual life and savings products through our network of exclusive agents, who work from a network of 31 customer centers, and brokers.

Poland

Our Polish life operation wrote £3 million in new business periodic premiums in 2002 and £0.5 million in new business single premiums. We offer unit-linked business as well as traditional life business through our network of exclusive agents, who work from a network of 26 customer centers. As of December 31, 2002, 80% of the value of long term (life) business in Poland was unit-linked business and 20% was traditional life business.

Others

In 2002 we also wrote life and asset accumulation business in the Isle of Man, Luxembourg, Germany and Benelux. Our Dublin-based Eurolife operation sold cross-border life and asset accumulation products across Europe. All of these operations were sold in 2002, except for our Eurolife operation in Ireland, which was sold in February 2003. This sale is subject to regulatory approvals.

Americas

Overview

Our Americas region comprises our businesses in the United States, Canada, Latin America and the Caribbean. We offer property and casualty insurance products throughout the Americas region, principally in the United States and Canada. We offer life insurance and asset accumulation products in Latin America.

We have been engaged in the insurance business in the United States for almost 200 years. Following the July 1999 sale of our U.S. life and asset accumulation businesses, we now focus exclusively on property and casualty business in the United States. That emphasis was furthered with the November 1999 acquisition of Orion Capital Corporation (“Orion”), a leading U.S. specialty property and casualty insurer. We are the 22nd largest property and casualty insurer in the United States based on 2001 net premiums written, and operate in all 50 states. In June 2003, we entered into an agreement to sell Royal Specialty Underwriting (“RSUI”). Our RSUI business accounted for £288 million of our Americas property and casualty net premiums written in 2002.

We have operated in Canada for almost 200 years and are the country’s fourth largest property and casualty insurer with a market share of 6.0% based on 2001 net premiums written. Following the June 2001 sale of our Canadian life and asset accumulation business, Royal & Sun Alliance Life Insurance Company of Canada,

Back to Contents

we now focus exclusively on property and casualty business in Canada. The Canadian life operation contributed net premiums written of £81 million in 2001 and £172 million in 2000.

We began writing business in Latin America and the Caribbean almost 150 years ago. In Latin America and the Caribbean, we write property and casualty business in 12 countries and life and asset accumulation business in 7 countries through owned operations and representative offices.

Our Americas region employs approximately 12,000 people.

Americas Property and Casualty Business

Our Americas region conducts property and casualty business throughout the United States, Canada and 12 countries in Latin America and the Caribbean.

The table below presents the distribution of our 2002, 2001 and 2000 property and casualty net premiums written by principal market and line of business within our Americas region.

	Year Ended December 31,

	2002		2001		2000
	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

United States:
Personal	470	17.7%	561	18.8%	563	20.1%
Commercial	1,425	53.7	1,607	53.9	1,466	52.4

Total United States	1,895	71.4	2,168	72.7	2,029	72.5

Canada:
Personal	348	13.1	372	12.5	338	12.1
Commercial	179	6.8	207	6.9	204	7.3

Total Canada	527	19.9	579	19.4	542	19.4

Latin America/Caribbean:
Personal	86	3.2	114	3.8	106	3.8
Commercial	146	5.5	122	4.1	121	4.3

Total Latin America/Caribbean	232	8.7	236	7.9	227	8.1

Total Americas	2,654	100.0%	2,983	100.0%	2,798	100.0%

Back to Contents

The table below presents our 2002, 2001 and 2000 property and casualty loss, expense and combined ratios within our Americas region by principal market and line of business.

	Year Ended December 31,

	2002			2001			2000
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio	Ratio	Ratio	Ratio	Ratio	Ratio	Ratio
	%	%	%	%	%	%	%	%	%

United States:
Personal	77.0	27.7	104.7	80.9	27.3	108.2	76.3	27.1	103.4
Commercial	97.0	32.0	129.0	95.6	31.7	127.3	77.4	31.8	109.2
Total United States	91.9	30.9	122.8	91.5	30.6	122.1	77.1	30.5	107.6
Canada:
Personal	87.9	26.7	114.6	79.3	25.8	105.1	72.3	30.2	102.5
Commercial	83.7	36.5	120.2	78.8	32.0	110.8	81.6	36.9	118.5
Total Canada	86.4	30.0	116.4	79.1	28.0	107.1	76.0	32.7	108.7
Latin America/Caribbean:
Personal	60.5	40.2	100.7	59.3	41.2	100.5	62.6	41.6	104.2
Commercial	55.4	37.8	93.2	61.4	43.3	104.7	58.2	43.5	101.7
Total Latin America/Caribbean	57.3	38.7	96.0	60.4	42.3	102.7	60.2	42.6	102.8

United States

Our U.S. property and casualty business is headquartered in Charlotte, North Carolina. We offer a broad spectrum of standard and specialty property and casualty products, principally commercial property, commercial multi-peril, workers’ compensation, personal and commercial automobile and household insurance. We conduct business through a network of independent agents and brokers across the United States. Our commercial insurance operations work with over 2,000 agents. We offer standard personal insurance business through approximately 900 agents, while we offer non-standard automobile insurance through approximately 10,800 agents. We support this network of independent agents and brokers with commercial and personal field offices located throughout the United States. We write commercial business in all 50 states and personal insurance business in 40 states. In 2002, our U.S. property and casualty business accounted for 71.4% of the Americas region’s property and casualty net premiums written.

From the end of 2001 throughout 2002, the World Trade Center terrorist attack, along with poor performance of equity markets and increases to prior year loss reserves significantly reduced capital and caused us to reassess the use of our available capital. As part of the strategy announced in November 2002, plans were outlined for exiting certain businesses that are not in line with our long-term goals of focusing on mainstream commercial property and casualty business, standard and preferred personal lines business, and nonstandard personal lines business.

Due to a weakened capital base, several rating agencies downgraded the financial strength rating of the Group and our U.S. operations in 2002. The rating downgrades have impacted commercial insurance renewals and new business volume, and represent a continuing challenge to the U.S. operations overall. In commercial lines, we face concerns over meeting minimum broker and client financial requirements as a lead carrier on global business, and may also no longer meet the minimum ratings required to participate in “follow” business, where we participate with other lead carriers on layers of global programs. The current rating has also precluded us from writing general liability business where lender covenants require an “A” rating from Standard & Poor’s. The standard and preferred personal lines business is also highly affected by our financial strength ratings. For instance, a rating of at least “A-” from A.M. Best is necessary to maintain primary customer groups. The U.S. operations are rated separately by the rating agencies. Current ratings of the main U.S. operations are “A- with negative outlook” from A.M. Best, “BBB+ with developing outlook” from Standard & Poor’s, and “Baa2 under review for possible downgrade” from Moody’s. Our refocused strategy in the United States, built around our core operations, is aimed at strengthening performance in targeted products and markets and reducing the amount of capital needed to support the operations. Both actions are aimed at improving our financial ratings. We continually evaluate our businesses to determine if additional capital is required to grow a business, or conversely to determine if market events necessitate a reduction in premium volume in a specific business, or even complete

Back to Contents

withdrawal or sale. This evaluation will continue as necessary to support the Group’s strategy as announced at the end of 2002.

Commercial lines are written within the U.S. Business Insurance division. This division focuses on the center of the commercial property and casualty marketplace. Our Risk Management & Global (“RM&G”) products provide customized risk management and sophisticated business solutions for commercial accounts averaging $2.5 million in premium. Covering the lower end of the RM&G range is our middle market operation which focuses on the mainstream commercial market between small businesses and Fortune 1000 companies for distinct customer segments including grocers, manufacturing, healthcare, higher education, mono line workers compensation, and architects and engineers. Commercial insurance products, particularly general liability products, are provided to the architects and engineers segment by our Design Professional Insurance Company (“DPIC”) operation. Our commercial products also include U.S. insurance services for multinational accounts of Japanese insurers, marine coverage for international cargo, commercial hull, and property and liability, as well as services for overseas-based customers.

Changing market conditions, including competitiveness in the commercial lines market, a decline in industry capacity, and increases in loss cost experience, have led to increased prices. For commercial lines, the trend of higher rates introduced in 2000 continued through 2001 and 2002 in most product lines, although the increases varied between products and businesses. The increases in price offset the impact of rising loss cost trends and the decline in profitability due to competitive pressures. The World Trade Center terrorist attack also impacted the availability, terms and conditions of reinsurance. As a result, the primary insurance market attained significant rate increases for some products and coverages in 2002 to cover the rise in the cost of reinsurance. We expect to continue to seek rate increases in 2003, as pricing in some businesses still has not improved sufficiently to enable those businesses to produce satisfactory returns.

Our middle market segmentation strategy supports mainstream commercial line product offerings, including workers’ compensation, multi-peril, general and professional liability, and property risks, while remaining flexible so specific industry segment groups may be entered into or exited as market conditions change. The focus on distinct customer segments has enhanced our ability to use our underwriting, claims, accident prevention, and client service competencies to provide specialized coverages and also to improve the insurance risk profile of our customers. To execute this strategy we have established multidisciplinary teams consisting of underwriters, accident prevention specialists, and claims personnel who work together with our clients to improve the safety of our clients’ workplaces thereby improving the insurance risk profile of the customers.

Price increases on renewal business, especially in workers’ compensation, have been offset by the impact of rising loss costs. While the U.S. Business Insurance division expects to continue to write a significant amount of workers’ compensation in 2003, it is seeking to reduce its exposure by diversifying its line of business mix. The strategy is to reduce the amount of workers’ compensation business while growing the multi-peril book.

The strategy for RM&G products is different from the middle market segmentation strategy, due to the mix of global coverage needs of its customers. We meet many of these unique buying needs through our worldwide network, which enables us to provide our customers with a broad product portfolio in over 130 countries. The RM&G strategy is to effectively partner with sophisticated risk managers and producers by successfully aligning them with recognized professional underwriting, risk consulting, claims, premium audit and administrative experts. Our target market consists of risk management clients that value the long-term financial benefit of receiving services that provide solutions for reducing the overall cost of risk and have a desire to work collaboratively in a long-term relationship. Property accounts are normally complex, multi-location risks, national or multinational, produced predominantly by national or regional brokerage houses utilizing manuscripted Group specific forms, large deductibles and excess or quota share techniques. Casualty accounts generally have premiums in excess of $1 million, involve a risk manager, are produced by a national or regional brokerage house, are written on loss sensitive rating plans and include large deductibles, paid and incurred loss rating plans and captives. Primary lines of business written by this unit are workers’ compensation, commercial automobile, property, general liability and multi-peril. Since 2000, we have focused on shifting our rating plan mix from guaranteed cost to loss sensitive plans, particularly in workers’ compensation and in certain states, and on almost all new business. Guaranteed cost business is where the premium is fixed at policy inception, while loss sensitive products are those where the premium can vary depending on the loss experience under the policy or

Back to Contents

variability in risk characteristics. In 2003, we are continuing to direct the focus of new and renewal casualty business toward loss sensitive programs.

As a result of the rating plan mix shift to loss sensitive business, a growing portion of our commercial lines business is written with large deductible insurance policies, particularly in workers’ compensation coverage. Under some workers’ compensation insurance contracts with deductible features, we are obligated to pay the claimant the full amount of the claim. We are subsequently reimbursed by the policyholder for the deductible amount, and we are subject to credit risk until such reimbursement is made. Retrospectively rated policies are also written. Although the retrospectively rated feature of the policy substantially reduces insurance risk for us, it also introduces credit risk to us, which is mitigated by adherence to company-wide collateral guidelines. Collateral is limited to standard letters of credit in the appropriate forms (i.e., unconditional, irrevocable and evergreen), from banking institutions approved by the National Association of Insurance Commissioners (“NAIC”), with limits on individual bank exposure. All accounts written on a loss sensitive basis require financial review by a team of credit analysts who determine the financial grade of the potential insured and set collateral requirements based on actuarially determined loss projections and payment patterns. Aggregate credit risk is monitored centrally by account, by financial grade, and by age of unsecured collateral.

The Financial Products unit also writes commercial lines business, although a large portion of the business was not renewed in 2001, as the decision was made to exit this sector of the market place due to high capital requirements to support this business. This business provides coverages for specific tranches within collateralized debt obligations (“CDO”) as well as credit enhancement, debt service and residual value insurance products. As of December 31, 2002, our gross and net CDO exposure aggregated approximately $851 million, which is comprised of $701 million of principal exposure and $150 million of interest guarantees. For CDO exposures, losses and loss adjustment expenses are established in an amount equal to our estimate of identified or case basis reserves on the occurrence of an insured event associated with insurance agreements in force at the balance sheet date. Management’s estimates of such amounts are based upon discrete analysis of each exposure and also reflect the cost of settlement and recoveries and are subject to continual review. We increased our CDO loss reserves to $58 million from $10 million at the end of 2001. The ending reserve of $58 million in the CDO portfolio consists of case reserves. The increase in the case basis loss reserve was related to three investment grade CDO transactions where aggregate losses in each of the transactions pierced our insured risk layer resulting in incurred losses under these insurance policies. The losses in these transactions reflect record default levels in 2002 for investment grade credits, particularly in the telecommunication and energy sectors. Additionally, recovery rates for these defaults were adversely affected by high default rates, fraud and accounting scandals. Management has established a methodology of recording case reserves on CDO transactions to the extent that there is not adequate collateral to support our insured layer. The ultimate loss estimate over the life of the CDO products was $187 million as of December 31, 2002 based on a model which uses Standard & Poor’s historical average default patterns and recovery values. However, the ultimate losses will depend on the performance of underlying debt obligations. While management believes the loss reserves established are adequate to cover incurred losses on these financial products, the final cost may vary from the current estimate derived from the modeled calculation.

Residual value insurance written by the Financial Products unit guarantees the future value of commercial assets at the end of the lease terms. The commercial asset insured portfolio is scheduled to expire between 2003 to 2012 and is primarily collateralized by aircraft and industrial equipment. Debt service insurance written by the Financial Products unit guarantees timely payment of interest and principal on notes used to finance hotel and resort facilities. The Tuitiongard program provides coverage in case of default of private loans to students attending selected colleges and universities that meet certain eligibility criteria. In addition, credit risk insurance policies written by the Financial Products unit were issued on loans made to students in various post-secondary trade schools, primarily truck-driving schools. These credit risk insurance policies and the loans are the subject of litigation. See “Item 8—Financial Information—Legal Proceedings”.

Our U.S. Personal Insurance division consists of two segments: standard and preferred products which covers automobile and household products, and nonstandard automobile products. The standard and preferred market is dominated by a few large personal lines companies with significant scale or brand identity. We compete in this market by maintaining long-standing regionally focused agency relationships built on our responsive policy and claim services. Standard and preferred products are distributed in 18 eastern states through approximately 900 independent agents. More than half of these agency relationships have been ongoing for over ten years. We compete in the nonstandard insurance market by providing greater flexibility in policy terms which

Back to Contents

is attractive to our target customer base. Nonstandard automobile insurance covers drivers with no prior insurance or with driving records that do not qualify them for standard or preferred premium rates as well as economically disadvantaged drivers who desire to obtain insurance for shorter time periods. Nonstandard policies are generally sold at higher premiums to offset increased risk of loss. Nonstandard automobile products are distributed in 32 states through approximately 10,800 independent agents. In 2002, the personal lines insurance division took aggressive actions in agency management, eliminating approximately 200 unprofitable or low volume agents for standard and preferred products, and approximately 3,000 unprofitable or low volume agents for nonstandard automobile products.

In U.S. personal lines, insurance rates increased in 2002 as some of the larger companies in the industry began reacting to unsatisfactory underwriting results. With the personal lines market characterized by market share dominance by a relatively small number of carriers, we believe this will sustain improved market conditions in 2003, allowing for further rate increases. During 2002, personal lines insurance implemented rate increases to levels that we believe are more commensurate with the risks of the business.

The involuntary assigned risk automobile market coverage cost in New York state has been a growing industry problem in recent years. This has been attributable to several factors, including low pricing as a result of regulatory standards and the increase in number of policyholders covered in the involuntary market due to policyholders’ inability to secure coverage in the voluntary market. We have aggressively managed our New York state automobile business in response to this, through rate increases in the voluntary market and other strategic actions designed to minimize the impact of this burden.

Our standard and preferred results have been and may continue to be impacted by unusually harsh weather and natural disasters, particularly hurricanes, winter storms, wind and hail, earthquakes and tornadoes. This risk is especially relevant to our household coverages. We employ computer modeling techniques to monitor and control our exposure in hurricane and earthquake prone areas. In addition to natural disasters, our standard and preferred business can be affected by other industry-wide issues, such as mold losses. Currently mold losses are not a major concern for our personal lines operations, but we do monitor activity in this area to watch for escalation of losses in the states in which we provide coverage. We are not active in the California and Texas household markets, which are the leading markets with mold issues.

For nonstandard automobile business, 2002 led to more focus on profitable states, as we exited three states, Alabama, Minnesota and Rhode Island, that did not meet our profitability criteria. The nonstandard automobile business is transaction intensive due to the frequency of handling and processing activities, and we continue to achieve increased efficiencies through technology gains resulting in economies of scale.

The table below presents the distribution of our 2002, 2001 and 2000 property and casualty net premiums written and combined ratios by product group in the United States.

	Year Ended December 31,

	2002			2001			2000

	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Household	104	5.5%	90.5	121	5.6%	99.6	119	5.8%	108.4
Automobile	366	19.3	108.5	440	20.3	110.5	444	21.9	102.1

Total Personal	470	24.8	104.7	561	25.9	108.2	563	27.7	103.4

Commercial:
Multi-peril	222	11.7	141.0	218	10.1	128.9	253	12.5	107.2
Workers’ compensation	461	24.4	127.7	612	28.2	109.4	502	24.7	110.6
Property	324	17.1	95.0	385	17.7	116.1	270	13.4	95.6
Casualty	281	14.8	169.5	255	11.8	189.9	295	14.5	122.5
Automobile	137	7.2	105.4	137	6.3	109.0	146	7.2	104.3

Total Commercial	1,425	75.2	129.0	1,607	74.1	127.3	1,466	72.3	109.2

Total United States	1,895	100.0%	122.8	2,168	100.0%	122.1	2,029	100.0%	107.6

Back to Contents

Current progress on the new strategy and restructuring announced at the end of 2002 has resulted in the sale of the renewal rights to the ProFin business in December 2002, an agreement to transfer the assets of Royal Equipment Maintenance Insurance business to an unaffiliated managing general agency effective June 20, 2003, and the decision in April 2003 to discontinue new and renewal business for the ARTIS operations. We entered into an agreement to sell RSUI in June 2003 and we have also targeted for sale or shut down our affinity programs in 2003. Resulting reduction in annual net premiums written for exiting these businesses is estimated at $918 million, 56% of which is related to RSUI. In addition to our efforts to exit certain businesses, we launched a comprehensive expense management effort which we believe will reduce expenses and reduce headcount by mid year 2003.

Canada

In Canada, we are a leading provider of property and casualty insurance products in both the commercial and personal insurance markets. We write business in all parts of the country. The majority of our business is written through the independent broker channel which continues to be the predominant distribution channel in Canada. However, a growing proportion of our business is written on a direct basis. Our direct business has demonstrated both superior profitability and greater opportunities for growth than our broker business and is being expanded through a number of distinct initiatives. We continue to be a leading participant in the broker channel and have relationships with approximately 700 brokers throughout the country. Both our broker relationships and our direct policyholders are supported through regional offices located across the country with our Canadian head office in Toronto. In 2002, our Canadian property and casualty business accounted for 19.9% of the Americas region’s property and casualty net premiums written.

While the Canadian insurance sector has continued to consolidate, we have maintained our leading position through organic growth, corporate alliances and selective strategic acquisitions. In recent years, we have significantly expanded both our capabilities and market position in a number of specialty and niche markets and we have also substantially increased the proportion of our business undertaken through direct distribution channels. Our objective is to deliver consistently profitable underwriting results over the long term and we believe these developments enhance our capability to do so. Accordingly, our overall strategy is to continue to increase our participation in direct distribution channels and our market share in selected specialty and niche markets while still maintaining a significant presence in traditional intermediated business. The latter will be pursued more selectively based on stronger relationships with fewer brokers whose longer term goals are more strategically aligned with ours.

The Canadian property and casualty market had direct premiums written of $24 billion in 2001 with 67% of this business written through independent brokers, 25% written through direct writers and 8% through reinsurers. There are over 200 separate insurance companies writing business in Canada that consolidate into approximately 130 distinct insurance groups. Recent consolidation has strengthened the position of the leading insurance groups, but the market share of the top 10 insurers remains at just over 50%. The province of Ontario is the largest market and accounts for almost 50% of all direct premiums written. This is more than double the next largest markets of Western Canada and Quebec. The industry’s 2002 underwriting performance has improved over 2001, benefiting in part from the significant pricing increases that have been achieved over the past two years. The performance in the automobile class, which represents approximately 50% of the total direct premium volumes, has stabilized, and is expected to improve, reflecting continued price strengthening and a number of specific product reform measures being introduced by the provincial governments.

We offer a broad range of insurance products in Canada including personal and commercial automobile, household, property, travel, liability and marine insurance. Our mix of business is fairly representative of the Canadian market and we have a market share of approximately 5% - 6% in most of the major classes of business based on 2001 net premiums written with a stronger position in certain specialty classes including travel, marine and engineering.

Back to Contents

The table below presents the distribution of our 2002, 2001 and 2000 net premiums written and combined ratios by product group in Canada. We sold the renewal rights on our Quebec personal lines effective April 1, 2003 which contributed net premiums written of £12 million in 2002, net premiums written of £16 million in 2001 and net premiums written of £19 million in 2000.

	Year Ended December 31,

	2002			2001			2000

	£ in	% of	Combined	£ in	% of	Combined	£ in	% of	Combined
	millions	Total	Ratio %	millions	Total	Ratio %	millions	Total	Ratio %

Personal:
Household	106	20.1%	100.0	111	19.2%	104.3	102	18.8%	103.9
Personal automobile	242	45.9	120.8	261	45.1	105.3	236	43.6	101.9

Total Personal	348	66.0	114.6	372	64.3	105.1	338	62.4	102.5

Commercial:
Property	43	8.2	95.9	54	9.3	111.3	55	10.1	103.0
Casualty	36	6.8	173.3	43	7.4	124.0	45	8.3	153.7
Commercial automobile	78	14.8	118.4	86	14.9	112.3	83	15.3	115.5
Other	22	4.2	85.8	24	4.1	80.7	21	3.9	93.8

Total Commercial	179	34.0	120.2	207	35.7	110.8	204	37.6	118.5

Total Canada	527	100.0%	116.4	579	100.0%	107.1	542	100.0%	108.7

In personal lines we offer a full range of household and automobile products to our policyholders. We have a 6% share of the personal property market based on 2001 direct net premiums written and a similar share in the personal automobile market. We participate in the standard and preferred risk automobile markets and provide complete automobile coverage including accident benefits, third party liability and collision in the provinces that have an open automobile market. In the provinces with public automobile insurance programs, we offer optional policy products to enhance the coverage available in the public plan. We also underwrite a number of travel insurance and credit card inclusion programs and have become a significant insurer in these markets.

In commercial lines we provide coverage to businesses of all sizes across Canada. We offer a broad range of products including automobile, property, liability, engineering and marine coverages. Our market share across most classes of business is consistent with our overall corporate market share of 6%, with the exception of our engineering and marine classes where our market share was 12% and 13%, respectively, based on 2001 direct premiums written. Our commercial lines business is managed under three broad segments which allows us to focus our marketing and underwriting efforts on the specific requirements of each segment. The segmentation is largely dependent upon risk profile and underwriting complexity and is as follows:

•	Small Business—transactional business with premiums generally less than $5,000;

•	Custom Risk—mid-market, large domestic and multinational companies; and

•	Specialty Risk—primarily equipment maintenance and marine coverage.

In 2002, significant effort was made to narrow the underwriting focus around these three business segments in order to position our overall commercial business to deliver more consistent profitability. Our Small Business strategy is based on standardized products, disciplined pricing and underwriting, and efficient delivery. Our Custom Risk (mid-market) strategy is based on customized products, industry segmentation, superior underwriting capability and value-added delivery. As part of our Custom Risk strategy, we have de-emphasized some of the traditional mid-market business, specifically long haul trucking, realty and retail, and increased the focus on manufacturing, construction, contracting, and business and professional services. Our Specialty Risk strategy is based on recognized risk management expertise within selected specialties and highly skilled underwriting and pricing capabilities. Both the Customer Risk and Specialty Risk strategies will focus on developing long term relationships with brokers and clients that value us for our knowledge, expertise and ability to provide innovative insurance solutions.

Back to Contents

In response to changing distribution channels, we have adopted a multi-channel distribution strategy and distribute our products and services directly, through intermediaries and through corporate partnerships. The intermediary distribution channel continues to be the predominant distribution method in Canada and accounted for 84% of our 2002 net premiums written—somewhat greater for commercial business and less for personal lines business. Our direct written business, which includes business written through group sponsorships, captive agents, managing general agents, corporate partnerships and third party administrators, accounted for 16% of net premiums written in 2002 and represents an increasing share of our total business.

Latin America and the Caribbean

We currently write property and casualty business in 12 countries in Latin America and the Caribbean, principally in Argentina, Brazil, Chile, Colombia, Mexico and Puerto Rico. We also have operations in the Netherlands Antilles, Aruba, Venezuela, Peru and Uruguay, as well as agency representation in the Falkland Islands. In 2001 our Brazilian operation acquired the business of CGU Companhia de Seguros S.A., and the two operations were successfully integrated in 2002. In December 2001, we acquired a new operation in Mexico, which also performed well in its first year following acquisition, becoming a core operation within the region. We write the major lines of property and casualty business in Latin America and the Caribbean primarily through brokers and agents. In 2002, our Latin America and Caribbean property and casualty business accounted for 8.7% of the Americas region’s property and casualty net premiums written.

In Latin America and the Caribbean, we continue to reduce our exposure to catastrophe risks, particularly windstorms. In the Caribbean, we have significantly reduced such exposures through a combination of strategic sales, increased reinsurance and cancellation of other relationships. In accordance with this strategy, we disposed of our 20% shareholding in United Barbados in 1999, our 51% shareholding in Royal & Sun Alliance Insurance (Jamaica) Limited in 2000, our 75% shareholding in Royal & Sun Alliance (Eastern Caribbean) Limited in 2001 and our 100% shareholding in Royal & Sun Alliance (Bahamas) Limited in 2002 as well as also withdrawing our representation in Bermuda. In June 2003 we announced the sale of our business in Puerto Rico, subject to regulatory approvals. Our business in Puerto Rico accounted for 21% of the property and casualty net premiums written in Latin America and the Caribbean region in 2002, 16% of the property and casualty net premiums written in 2001 and 20% of the property and casualty net premiums written in 2000.

We write both personal and commercial lines in Latin America and the Caribbean, primarily property, automobile, marine, engineering and casualty insurance. In 2002, our commercial lines business grew to £146 million, or 62.9%, of our net premiums written in Latin America and the Caribbean and our personal lines accounted for £86 million, or 37.1%. We believe that the personal lines market in the region offers growth opportunities, particularly through corporate partnership relationships with banks and other financial institutions.

Our target commercial customers are medium to large sized companies, as such companies are defined within their local markets. We have invested significant time and money in Latin America and the Caribbean to ensure quality service to our customers and distribution partners. We have electronic broker connectivity in all our operations and have created specialist customer call centers throughout the region to better meet the needs of our corporate partners and customers.

We distribute both commercial and personal property and casualty products in Latin America and the Caribbean through the major international brokers, local agents and brokers and corporate partnerships, primarily through banks and other financial institutions. The vast majority of our commercial business in Latin America and the Caribbean is written through international brokers, as well as larger local intermediaries. Our personal lines business is principally transacted through brokers and corporate partnerships but also on a direct basis in Argentina, which we established in 1998 as one of the first direct operations in Latin America.

In Latin America and the Caribbean we compete with large international insurers and the larger local insurers, some of which are either partially or wholly state-owned. The Latin American markets are competitive, driven in part by the perceived potential for growth in the region by these regional and global players. In 2002, rates continued to increase in most markets in Latin America and the Caribbean, most particularly in commercial lines as a result of the increases in the costs of reinsurance globally, although these markets still remain highly competitive.

Back to Contents

Americas Life and Asset Accumulation Business

Our Americas region conducts life and asset accumulation business in Chile, Mexico, Colombia, Peru, Brazil, Argentina and Uruguay. Our Canadian life operation Royal & Sun Alliance Life Insurance was sold in June 2001.

In Latin America, we distribute our life and asset accumulation products through a combination of direct and agency sales forces as well as intermediaries including banks offering insurance to their customers. La Construcción is the third largest life and asset accumulation company in Chile, based on 2002 gross premiums written. Our primary products are annuities and pensions but we also offer individual and group life insurance products.

Asia Pacific

Overview

In May 2003 our Australian and New Zealand property and casualty and life and asset accumulation businesses were disposed of by way of an initial public offering. Australia and New Zealand accounted for 86% of the property and casualty net premiums written in the Asia Pacific region in 2002, 83% of the property and casualty net premiums written in 2001 and 82% of the property and casualty net premiums written in 2000 as well as 100% of the life and asset accumulation net premiums written in the Asia Pacific region in 2002, 2001 and 2000. Our remaining Asia Pacific region consists of our property and casualty businesses in China, Hong Kong, Japan, India, Pakistan, Korea and South East Asia. We have equity investments in the Philippines, Malaysia, Thailand and India. We also maintain a representative office in India. During 2002, we disposed of our investments in Indonesia. In addition we stopped writing further business in the Philippines in 2002 except for fronting multinational business for the Group.

Our Asia Pacific region employs approximately 700 people in 14 offices.

Asia Pacific Property and Casualty Business

The table below presents the distribution of our 2002, 2001 and 2000 property and casualty net premiums written by principal market and line of business within our Asia Pacific region.

	Year Ended December 31,

	2002		2001		2000

	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Australia:
Personal	442	50.0%	382	51.7%	344	50.8%
Commercial	174	19.7	153	20.7	145	21.4

Total Australia	616	69.7	535	72.4	489	72.2

New Zealand:
Personal	60	6.8	29	3.9	27	4.0
Commercial	80	9.0	50	6.8	38	5.6

Total New Zealand	140	15.8	79	10.7	65	9.6

Other Asia Pacific:
Personal	53	6.0	49	6.6	49	7.3
Commercial	75	8.5	76	10.3	74	10.9

Total Other Asia Pacific	128	14.5	125	16.9	123	18.2

Total Asia Pacific	884	100.0%	739	100.0%	677	100.0%

Back to Contents

The table below presents our 2002, 2001 and 2000 property and casualty loss, expense and combined ratios within our Asia Pacific region by principal market and line of business.

	Year Ended December 31,

	2002			2001			2000

	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio	Ratio	Ratio	Ratio	Ratio	Ratio	Ratio
	%	%	%	%	%	%	%	%	%

Australia:
Personal	68.2	23.1	91.3	75.2	19.7	94.9	70.6	20.3	90.9
Commercial	77.8	28.5	106.3	84.1	28.2	112.3	107.8	26.3	134.1
Total Australia	70.8	24.7	95.5	77.9	22.1	100.0	81.9	22.0	103.9
New Zealand:
Personal	72.3	23.7	96.0	65.2	29.3	94.5	69.3	29.7	99.0
Commercial	59.6	30.1	89.7	46.0	31.5	77.5	62.6	36.5	99.1
Total New Zealand	65.4	27.4	92.8	53.7	30.7	84.4	64.9	33.6	98.5
Other Asia Pacific:
Personal	42.3	67.8	110.1	40.3	59.5	99.8	48.0	81.0	129.0
Commercial	82.7	43.1	125.8	67.3	48.3	115.6	63.7	57.1	120.8
Total Other Asia Pacific	64.1	53.3	117.4	56.5	52.7	109.2	57.7	66.6	124.3

We now write property and casualty business in Japan, China, Hong Kong, Singapore, India, Pakistan, Korea, the Philippines, Malaysia, Thailand and Brunei through owned operations and equity investments. We also maintain a representative office in India. Local regulations in some of these markets create significant barriers to entry for foreign firms, make majority foreign ownership difficult and ensure that local companies maintain substantial market share. In China, however, we expect further steps to open up the Chinese market following China’s entry into the World Trade Organization in 2001.

Other than Japan, where approximately 70% of our 2002 gross premiums written were derived from personal lines, we are predominantly a commercial lines writer in these markets. In 2002, commercial lines accounted for approximately 62% of our property and casualty gross premiums written in Other Asia Pacific and personal lines accounted for approximately 38%. In these markets, our commercial lines consist primarily of commercial property, casualty, engineering and marine insurance products while our personal lines consist principally of automobile insurance. Most of our Other Asia Pacific property and casualty premiums were derived from brokers and agents and the balance from corporate partnerships. In Japan, we also write personal accident insurance direct through corporate partnerships and with individual clients.

Competition is strong in the Asia Pacific region among numerous local and international insurers. Most of our Other Asia Pacific markets are dominated by local insurers as the availability of insurance licenses for foreign insurers is limited. In Japan, the property and casualty market is dominated by five local companies who control almost 72% of the market based on net premiums written for the 12 months ended March 31, 2002.

Japan is the second largest property and casualty market in the world based on 2001 gross premiums written. Opportunities for foreign insurers have been created by legislation permitting the registration of insurance brokers and by the continued weakening of the keiretsu groupings. The keiretsu groupings are large conglomerates of affiliated companies from various industry sectors that dominate commerce in Japan. The Japanese market has also seen the limited introduction of alternative distribution channels such as bancassurance and direct marketing. Foreign companies and branches account for less than 5% of the total market share. As of March 2002, we were the second largest European property and casualty insurer in Japan.

Back to Contents

WORLDWIDE ASSET MANAGEMENT

Overview

Investment policy for the Group’s insurance investments is established and controlled by our Worldwide Group Office and by local operational management. Day to day management of the individual investment portfolios is achieved either by the employment of external fund managers or by investment operations within the Group. Our insurance investment portfolios consist of our worldwide general insurance investment portfolios, which include the assets supporting our property and casualty liabilities as well as our shareholders’ funds, and our worldwide life insurance investment portfolios. The table below presents the estimated fair value of our assets as of December 31, 2002, 2001 and 2000.

	As of December 31,

	2002	2001	2000

	(£ in millions)
Total Investments:
Worldwide general insurance investment portfolios	13,822	15,128	15,705
Worldwide life insurance investment portfolios (1)	26,526	28,464	31,869
Unit-linked (separate account) assets	4,169	7,631	8,783

Total (2)	44,517	51,223	56,357

(1)	Includes shareholder fund investments attributable to our life and asset accumulation business of £348 million in 2002, £418 million in 2001 and £254 million in 2000.

(2)
These amounts differ from the total investments shown in our consolidated balance sheet as they include assets held to cover separate accounts. These amounts exclude interests in associated undertakings, value of long term (life) business and deposits with ceding undertakings which are shown as investments in our consolidated balance sheet, but are not managed as part of our worldwide investment portfolios.

During 2002, the Group sold its London based investment management subsidiary, Royal & Sun Alliance Investment Management Limited (“RSAIM”) to Friends Ivory and Sime, later renamed as ISIS Asset Management (“ISIS”). The Group has entered into a 10 year investment management contract with ISIS under which ISIS will manage the insurance investments previously managed by RSAIM. Investment policy for these assets will continue to be set by the Group and regular detailed reporting is covered by the management agreement.

In Scandinavia, the investment portfolios of Codan and Trygg-Hansa, are managed by Skandinavska Enskilda Banken under a separate agreement. Again, investment policy for these assets is set by the Group and monitored accordingly.

Outside of the United Kingdom and Scandinavia, the Group utilizes its own investment operations in the United States and Canada and, prior to their disposal in May 2003, in Australia and New Zealand, to undertake the management of its insurance investment portfolios. Australia and New Zealand accounted for £2.1 billion of our investments as of December 31, 2002. Guidelines are set for the investment activities of our other investment portfolios and portfolio positions are monitored on a regular basis to ensure compliance.

Back to Contents

Insurance Investments

Our results are in part dependent upon the quality and performance of our investment portfolios. As of December 31, 2002, the estimated fair value of our general insurance investment portfolios was £13,822 million, and the estimated fair value of our life insurance investment portfolios was £26,526 million. These amounts differ from the total investments shown in our consolidated balance sheet as they exclude interests in associated undertakings, value of long term (life) business and deposits with ceding undertakings which are shown as investments in our consolidated balance sheet, but are not managed as part of our worldwide investment portfolios.

The table below presents our net investment results on our worldwide general insurance investment portfolios for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

	(£ in millions)
Income from:
Fixed income securities	591	602	689
Shares and other variable yield securities and units in unit trusts	63	86	91
Other investments	111	107	114
Net realized gains and losses	362	466	442
Investment expenses	(146)	(134)	(155)

Net investment income	981	1,127	1,181

The table below presents our net investment results on our worldwide life insurance investment portfolios for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

	(£ in millions)
Income from:
Fixed income securities	1,020	972	979
Shares and other variable yield securities and units in unit trusts	277	366	391
Other investments	268	256	279
Net realized gains and losses	(105)	576	1,839
Investment expenses	(68)	(63)	(83)

Net investment income	1,392	2,107	3,405

Investment Strategy

General Insurance Investment Portfolios

We invest our shareholders’ funds together with our assets supporting our property and casualty insurance liabilities. Our investment policy focuses on maximizing our total expected returns while managing the inherent volatility of the various types of our investments. In determining our investment policy, we are primarily concerned with:

•	ensuring that our investments can be liquidated into cash to meet our insurance liabilities as they arise; and

•	matching the currency of our investments with our liabilities to avoid unnecessary exchange exposure.

At the beginning of 2001, the investment policy of the Group was to invest all of our shareholders’ funds and 5% of insurance technical reserves in equities with the balance of insurance reserves invested primarily in fixed income and cash deposits after funding working capital. During 2001 this was revised such that equity exposure was targeted to be at 37.5% of shareholders’ funds with the remainder of shareholders’ funds plus the

Back to Contents

insurance technical reserves invested primarily in fixed income securities, cash deposits and working capital. The process of moving the investment portfolios towards this position was commenced in 2001 but with substantial further equity disposals being made during 2002. In total, sales of equities in the general insurance investment portfolios for 2002 were £1.2 billion worldwide. The Group has made active use of derivative contracts to facilitate this process, providing protection against falling market values prior to disposal of the underlying securities.

Our Global Investment Strategy Team under the joint direction of our Chief Executive Officer and our Group Finance Director determines and manages the level of risk in our general insurance investment portfolios, with a particular focus on setting the level of our exposure to the major asset classes. The Royal & SunAlliance Group Investments Team is responsible for the monitoring, development and implementation of global investment strategy on our worldwide general insurance funds. This role is undertaken within the overall risk framework determined by the Global Investment Strategy Team, input to which is also provided by the Group Investments Team. The role also draws upon input from the Group’s fund managers who continue to undertake the day to day management of the funds.

Our general insurance investment portfolios are concentrated in listed securities. We use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates, foreign exchange rates and equity markets. We have strict controls over the use of derivative instruments. A discussion of the risks associated with these derivatives and risk management techniques is included in “Item 11—Quantitative and Qualitative Disclosures About Market Risk”. The distribution of fixed income securities by credit quality and asset type is determined on a country-by-country basis in accordance with locally determined guidelines that reflect Group risk tolerances, local insurance regulations and fixed income markets.

Life Insurance Investment Portfolios

We seek to provide a competitive return on our life insurance investment portfolios consistent with ensuring the financial stability of the portfolios. Our guidelines generally provide for the anticipated investment returns and the estimated duration of investments to match the estimated duration and currency of our liabilities, taking into account estimated levels of surrenders and withdrawals. In the United Kingdom, an appointed actuary advises on how much of our life insurance investment portfolios we should invest in fixed income securities based on our potential liabilities with respect to each life insurance fund. The remainder of our life insurance investment portfolios are then placed in other investments, primarily equities and real estate. The level of exposure to such investments is regularly reviewed to ensure that it remains appropriate in light of the reasonable expectations of our policyholders to earn a competitive return. We structure our life insurance investment portfolios in accordance with local regulatory requirements.

Investment Portfolios

The table below presents the estimated fair value of our worldwide general insurance investment portfolios as of December 31, 2002, 2001 and 2000.

	As of December 31,

	2002		2001		2000

	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Fixed income securities	10,726	77.6%	9,729	64.3%	9,681	61.7%
Shares and other variable yield securities and units in unit trusts	1,555	11.2	3,407	22.5	4,635	29.5
Mortgage loans	118	0.9	133	0.9	125	0.8
Real estate	483	3.5	520	3.4	557	3.5
Other investments, including cash deposits	940	6.8	1,339	8.9	707	4.5

Total	13,822	100.0%	15,128	100.0%	15,705	100.0%

Back to Contents

The table below presents the estimated fair value of our worldwide life insurance investment portfolios as of December 31, 2002, 2001 and 2000.

	As of December 31,

	2002		2001		2000

	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Fixed income securities	19,152	72.2%	17,238	60.6%	15,992	50.2%
Shares and other variable yield securities and units in unit trusts	4,333	16.3	8,225	28.9	13,145	41.2
Mortgage loans	154	0.6	294	1.0	350	1.1
Real estate	2,492	9.4	2,417	8.5	2,142	6.7
Other investments, including cash deposits	395	1.5	290	1.0	240	0.8

Total	26,526	100.0%	28,464	100.0%	31,869	100.0%

Fixed Income Securities

We hold fixed income securities in both our general insurance and our life insurance investment portfolios with an emphasis on listed securities that are liquid. Fixed income securities covering our life insurance liabilities vary in duration depending on the underlying mix of business in a given market, but generally have a much longer average duration than those covering property and casualty liabilities.

The majority of our fixed income portfolio is rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2002, 95.3% of our fixed income portfolio was invested in investment-grade (BBB or better) securities and 65.1% of our fixed income portfolio was invested in AAA rated securities.

The table below presents the scheduled maturities for our investments in fixed income securities for our worldwide general insurance investment portfolios as of December 31, 2002, 2001 and 2000.

	As of December 31,

	2002		2001		2000

	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Due in one year or less	2,159	20.1%	1,782	18.3%	1,388	14.3%
Due after one year through five years	4,740	44.2	4,103	42.2	4,446	45.9
Due after five years through 10 years	1,854	17.3	1,958	20.1	1,626	16.8
Due after 10 years through 20 years	1,069	10.0	961	9.9	1,173	12.2
Other	904	8.4	925	9.5	1,048	10.8

Total	10,726	100%	9,729	100.0%	9,681	100.0%

Back to Contents

The table below presents the scheduled maturities for our investments in fixed income securities for our worldwide life insurance investment portfolios as of December 31, 2002, 2001 and 2000.

	As of December 31,

	2002		2001		2000

	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Due in one year or less	883	4.6%	1,176	6.8%	1,083	6.8%
Due after one year through five years	1,135	5.9	786	4.6	1,507	9.4
Due after five years through 10 years	3,894	20.4	3,293	19.1	2,397	15.0
Due after 10 years through 20 years	13,239	69.1	11,979	69.5	10,947	68.5
Other	1	—	4	—	58	0.3

Total	19,152	100%	17,238	100.0%	15,992	100.0%

The table below presents the composition of our consolidated fixed income securities portfolio based on estimated fair value as of December 31, 2002, 2001 and 2000 by Standard & Poor’s investment rating.

	As of December 31,

	2002		2001		2000

	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

AAA (1)	19,450	65.1%	15,962	59.2%	14,210	55.3%
AA	4,736	15.9	4,355	16.1	5,979	23.3
A	3,045	10.2	2,864	10.6	2,615	10.2
BBB	1,227	4.1	1,097	4.1	825	3.2
Less than BBB	62	0.2	49	0.2	200	0.8
Non-rated	1,358	4.5	2,640	9.8	1,844	7.2

Total	29,878	100%	26,967	100.0%	25,673	100.0%

(1)	Includes U.K. government guaranteed fixed income securities that are not rated.

Shares and Other Variable Yield Securities and Units in Unit Trusts

Our exposure to shares and other variable yield securities and units in unit trusts primarily consists of equity investments although there is also a significant exposure to collective investment vehicles investing in equities, bonds and cash. As of December 31, 2002, our total exposure to collective investment vehicles accounted for approximately 27% of our total variable yield securities portfolio. Our equity security investments are concentrated in our investment portfolios in the United Kingdom, the United States, Canada and Scandinavia. For our general insurance investment portfolios, we invest in equity securities to act as support for part of our shareholders’ funds and with the aim of achieving capital appreciation. For our life insurance investment portfolios, we invest in equity securities with the aim of achieving capital appreciation, and in order to help to achieve our aim of meeting our policyholders’ reasonable expectations of returns earned on individual life products.

Our equity investments are actively managed and performance is measured against local benchmarks. Approximately 96% of our equity investments by estimated fair value as of December 31, 2002 were listed on approved securities markets. Our major actively managed portfolios are diversified so as to provide a broad exposure across all sectors of individual stock markets with restrictions on the maximum investment in any one equity security or equity sector set by reference to local benchmarks and insurance regulations. In addition to these portfolios, we also hold a number of strategic equity investments in our general insurance investment

Back to Contents

portfolios, the largest of which as of December 31, 2002 was our investment in Rothschilds Continuation Holdings, which represented 3% of the fair value of our equity portfolios as of December 31, 2002.

Mortgage Loans

Our commercial mortgage portfolio is principally located in North America and Chile. In the United States and Canada, we hold mortgage loans secured by commercial buildings and land in our investment portfolios. We also hold mortgage loans in Chile, as part of our life insurance investment portfolio, which are secured by residential buildings. We invest in mortgage loans primarily for the purpose of matching our insurance liabilities. We set limits on the amount, as well as the distribution by property type and location, of mortgage loans within our funds.

Real Estate

Real estate accounted for £2,975 million of the estimated fair value of our investment portfolios as of December 31, 2002, which includes £384 million of property used by our various operations. The majority of our real estate portfolio is located in the United Kingdom. As of December 31, 2002, the estimated fair value of our real estate portfolio in the United Kingdom was £2,278 million. We intend to maintain a balanced real estate portfolio within our U.K. life insurance investment portfolios with a view to achieving both a high level of income and capital appreciation over the longer term. Outside of the United Kingdom, our primary real estate investments are in Scandinavia. As of December 31, 2002, the estimated fair value of our real estate portfolio in Scandinavia was £506 million.

Other Investments, including Cash Deposits

The principal component of our other investments is cash held within our portfolios. We had £893 million in cash in our worldwide general insurance investment portfolios and £363 million in cash in our worldwide life insurance investment portfolios as of December 31, 2002. We hold cash either to meet known short-term commitments or as an asset allocation decision in the relevant investment portfolio.

Back to Contents

PROPERTY AND CASUALTY RESERVES

General

We establish property and casualty loss reserves to account for the anticipated ultimate costs of all losses and related loss adjustment expenses, or LAE, on losses that have already occurred. We establish reserves for reported losses and LAE, as well as for incurred but not yet reported, or IBNR, losses and LAE. Loss reserve estimates are based on known facts and on interpretation of circumstances including our experience with similar cases and historical claims payment trends. We also consider the development of loss payment trends, levels of unpaid claims, judicial decisions and economic conditions.

We use a variety of statistical techniques and a number of different bases to set reserves, depending on the business unit and line of business in question. Our reserving managers consider claims developments separately for each line of business and subdivide certain lines of business by major claim types or subclassifications of business. Large claims impacting each relevant account are also generally assessed separately, either being reserved at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Reserves are calculated gross of any reinsurance recovery, with a separate asset recorded for the reinsurer’s share having due regard to collectability.

Claims provisions relating to long term permanent disability claims in the United States, Canada, Scandinavia and Australia are included after reflecting interest expected to be earned. In addition, claims are similarly discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. In defining those claims with a long period from incident to claims settlement, those categories of claims where the average period of settlement is six years or more from the balance sheet date has been used as a guide. The total discount applied to these reserves was £651 million in 2002 and £569 million in 2001. The income statement impact of this discounting was an £82 million credit in 2002 and a £241 million credit in 2001. Other than with respect to the above reserves, we do not record reserves on a discounted basis.

We analyze claims progressions according to calendar year accident periods, underwriting years and notification years, with allowances for pure IBNR claims effected in the last instance by way of analyses of claims notification delay tables.

The process of estimating loss reserves is subject to a number of internal and external variables such as changes in claims handling procedures, inflation, judicial trends and legislative changes. Many of these items involve considerable uncertainty. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to us. We continually refine reserve estimates in a regular ongoing process as experience develops and further losses are reported and settled. We reflect adjustments to reserves in the results of the periods in which we make such adjustments. In establishing reserves, we take into account estimated recoveries for salvage and subrogation.

We derive reserves for reported losses and LAE from estimates of future payments that will be made in respect of reported losses, including settlement costs, having regard to our particular experience with the type of risk involved.

Local regulation in some countries also requires the establishment of catastrophe equalization reserves. Such reserves defer a portion of income with respect to a line of business to future periods in which catastrophe losses might occur (as a result of such factors as hail, nuclear incidents, storms, floods and pollution) in that line of business. Catastrophe equalization reserves are required under U.K. statutory requirements to be presented under the heading “Technical Provisions” in our consolidated balance sheet. Catastrophe equalization reserves are not included in the loss development tables and the reconciliation of reserves for losses and LAE presented below.

From time to time we supplement our claims and underwriting processes by utilizing third party adjusters, appraisers, engineers, inspectors, other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims.

Back to Contents

Following the completion of an annual loss reserve study in the fourth quarter of 2002, we increased our net loss reserves by £372 million, bringing the prior years claims incurred total to £625 million in 2002.

Components of fourth quarter 2002 reserve strengthening
£ in millions

U.K. Commercial — Asbestos	20
U.K. Personal	38
U.S. Commercial — Asbestos	87
U.S. Commercial — Other	144
Canada	30
Europe	51
Asia	2

Total	372

Because the establishment of loss reserves is an inherently uncertain process, there can be no assurance that ultimate losses and LAE will not exceed existing loss reserves. Actual losses and LAE may deviate, perhaps substantially, from estimates of reserves reflected in our consolidated financial statements.

We believe based on the information currently available to us that, overall, our loss reserves as of December 31, 2002 were appropriate.

Loss Reserve Development

The tables below present changes in the historical property and casualty reserves that we established in 1993 and subsequent accounting years. The top line of the tables shows the estimated reserves for unpaid losses and LAE set up as of each balance sheet date. Each amount in the top line represents the estimated amount of future payments to be made for losses and LAE for losses occurring in that year and in prior years. The upper (paid) portion of the tables presents the cumulative amounts paid through each subsequent year on those losses for which reserves were carried as of each balance sheet date. The lower (reserve re-estimated) portion of the tables shows the re-estimate of the initially recorded reserves as of each succeeding year-end, ignoring claims paid, at the latest period end rate of exchange. The estimate changes as more information becomes known about the actual losses for which the initial reserves were set up and as the rate of exchange changes. The cumulative redundancy/(deficiency) line reflects the cumulative changes in estimate since the initial reserve was established. The cumulative redundancy/(deficiency) is equal to the initial reserve as restated for exchange less the liability re-estimated as of December 31, 2002.

Reserves for losses and LAE are an accumulation of the estimated amounts necessary to settle outstanding claims as of the date for which the reserve is stated. The following data is cumulative and therefore ending balances should not be added since the amount at the end of each calendar year includes activity for both the current and prior years.

As described in “Item 3—Key Information” we changed our accounting policy in 2001 and we now discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to claims settlement and where there exists a suitable claims payment pattern. The impact of this change in accounting policy was that the claims provisions for asbestos and environmental claims were discounted for the first time in 2001. In 2001, the additional discount related to asbestos and environmental claims amounted to £296 million, with £176 million accounted for as a prior year adjustment. In 2002, in total the discount related to asbestos and environmental claims amounted to £368 million. In the loss development tables presented in this document we have omitted the discount of the asbestos and environmental claims provisions, and hence the reserves shown in the tables differ from the reserves in the financial statements.

Back to Contents

CONSOLIDATED LOSS DEVELOPMENT—GROSS OF REINSURANCE

(U.K. GAAP BASIS (1))

	As of December 31,

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002

	(£ in millions)
Initial net reserves for unpaid losses and LAE	9,473	9,533	9,805	9,305	9,388	9,391	10,834	10,992	11,229	11,066
Initial retroceded reserves	2,513	2,451	2,224	2,241	2,240	2,152	3,183	3,476	4,488	4,511

Initial gross reserves	11,986	11,984	12,029	11,546	11,628	11,543	14,017	14,468	15,717	15,577
Exchange adjustment (2)	(715)	(558)	(714)	(67)	37	(52)	(93)	(465)	(525)	—

As restated for exchange	11,271	11,426	11,315	11,479	11,665	11,491	13,924	14,003	15,192	15,577

Fair value adjustment to acquired loss reserves							130
Paid (cumulative) as of:
One year later	3,262	3,591	3,327	3,320	3,469	3,564	4,796	5,032	5,554
Two years later	5,530	5,337	5,156	5,125	5,303	5,562	7,653	8,328
Three years later	6,786	6,662	6,325	6,313	6,655	7,119	9,794
Four years later	7,754	7,476	7,146	7,251	7,702	8,197
Five years later	8,327	8,070	7,747	7,950	8,403
Six years later	8,770	8,578	8,265	8,462
Seven years later	9,161	9,010	8,679
Eight years later	9,529	9,344
Nine years later	9,792
Reserve re-estimated as of:
One year later	11,863	12,006	11,192	11,147	11,397	11,387	14,430	15,660	16,734
Two years later	12,055	11,510	11,069	10,871	11,080	11,617	15,354	16,477
Three years later	11,718	11,421	10,879	10,639	11,214	12,064	16,109
Four years later	11,632	11,236	10,626	10,739	11,513	12,365
Five years later	11,458	11,050	10,685	11,094	11,882
Six years later	11,349	11,153	11,025	11,423
Seven years later	11,448	11,485	11,299
Eight years later	11,781	11,751
Nine years later	11,884
Cumulative redundancy/(deficiency)	(613)	(325)	16	56	(217)	(874)	(2,055)	(2,474)	(1,542)

(1)
As described in “Item 3—Key Information” we changed our accounting policy in 2001 and we now discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to claims settlement and where there exists a suitable claims payment pattern. The impact of this change in accounting policy was that the claims provisions for asbestos and environmental claims were discounted for the first time in 2001. In the loss development tables presented in this document we have omitted the discount of the asbestos and environmental claims provisions, and hence the reserves shown in the tables differ from the reserves in the financial statements.

(2)	The exchange adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on December 31, 2002.

Back to Contents

CONSOLIDATED LOSS DEVELOPMENT—NET OF REINSURANCE

(U.K. GAAP BASIS (1))

	As of December 31,

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002

	(£ in millions)
Initial net reserves for unpaid losses and LAE	9,473	9,533	9,805	9,305	9,388	9,391	10,834	10,992	11,229	11,066
Exchange adjustment (2)	(565)	(439)	(577)	(62)	20	(49)	(79)	(332)	(271)	—

As restated for exchange	8,908	9,094	9,228	9,243	9,408	9,342	10,755	10,660	10,958	11,066

Fair value adjustment to acquired loss reserves							130
Paid (cumulative) as of:
One year later	2,580	2,833	2,613	2,499	2,706	2,863	3,772	4,176	3,875
Two years later	4,308	4,181	3,852	3,905	4,133	4,588	5,934	6,474
Three years later	5,278	5,093	4,826	4,942	5,277	5,735	7,370
Four years later	5,895	5,767	5,744	5,652	6,108	6,562
Five years later	6,365	6,364	6,067	6,153	6,656
Six years later	6,822	6,680	6,414	6,536
Seven years later	7,046	6,956	6,713
Eight years later	7,278	7,200
Nine years later	7,464
Reserve re-estimated as of:
One year later	9,309	9,437	8,901	8,897	9,085	9,112	11,117	11,553	11,692
Two years later	9,344	8,901	8,692	8,709	8,780	9,193	11,605	11,830
Three years later	9,114	8,868	8,595	8,501	8,819	9,533	11,856
Four years later	8,984	8,774	8,379	8,527	9,121	9,642
Five years later	8,917	8,628	8,414	8,800	9,315
Six years later	8,803	8,683	8,699	8,974
Seven years later	8,855	8,977	8,824
Eight years later	9,160	9,090
Nine years later	9,281
Cumulative redundancy/(deficiency)	(373)	4	404	269	93	(300)	(971)	(1,170)	(734)

(1)
As described in “Item 3—Key Information” we changed our accounting policy in 2001 and we now discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to claims settlement and where there exists a suitable claims payment pattern. The impact of this change in accounting policy was that the claims provisions for asbestos and environmental claims were discounted for the first time in 2001. In the loss development tables presented in this document we have omitted the discount of the asbestos and environmental claims provisions, and hence the reserves shown in the tables differ from the reserves in the financial statements.

(2)	The exchange adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on December 31, 2002.

The adverse loss reserve development in 2002 was mainly due to the reserve strengthening for asbestos in both the United Kingdom and the United States, as well as reserve increases for workers’ compensation in the United States, automobile liability claims in the United Kingdom, the United States, Canada, Ireland and Sweden and various other liability classes around the world. These increases in reserves, in particular the reserves for asbestos, have incident dates going back a number of years and so have impacted the cumulative redundancy/ (deficiency) for all years shown in the table above.

The adverse loss reserve development in 2001 was mainly due to the reserve strengthening for asbestos in both the United Kingdom and United States, reserving for the discontinued London market business and an increase in U.S. workers’ compensation reserves partially offset by a change in estimate of discount on workers’ compensation reserves as discussed in “Item 5—Operating and Financial Review and Prospects”. These increases in reserves, in particular the reserves for asbestos, have incident dates going back a number of years and so have impacted the cumulative redundancy/(deficiency) for 2001 and all prior years shown in the table above.

In 2000, goodwill was increased by an amount that included £130 million as a fair value adjustment to the Orion acquired claims provisions for accident years 1997 to 1999. As this item is not a profit or loss account item for U.K. GAAP, it is shown as an adjustment to the deficiency for the year. For U.S. GAAP purposes, this item is

Back to Contents

reflected in the income statement. Loss reserve estimates are based on known facts and on interpretation of circumstances including our experience with similar cases and historical claims payment trends. We continually refine reserve estimates in a regular ongoing process as experience develops and further losses are reported and settled. The adjustment was based on an actuarial evaluation undertaken as part of this ongoing process in the fourth quarter of 2000. Claims handling and estimating procedures are inevitably affected by integration activity following an acquisition and this increases uncertainty concerning the adequacy of loss reserves for a period.

A substantial proportion of our property and casualty business, principally personal automobile and household, is short tail and therefore losses are reported and settled relatively quickly. By three years later over 55% of the total claims net of reinsurance initially reserved are generally paid and by five years later the historical cumulative payment percentage is approximately 65%.

Other than for the reinsurance arrangements with The Chubb Corporation described below, there have been no portfolio transfers significant enough to distort the reserve development tables. The tables presented include the run-off of acquired operations only for those periods subsequent to acquisition. Run-off on the claims reserves of Trygg-Hansa and Orion, both acquired in 1999, were reflected in the loss development tables for 2000 for the first time. A number of non-material acquisitions have been made in the periods covered by the development tables, none of which has significantly affected run-off.

The merger of Royal and Sun Alliance in 1996 did not bring about any material change in reserving methodology or require additional reserving other than as described below. Some refinement to process took place in the respective actuarial units but on the whole the methodologies used by the two companies produced reserve levels of a consistent strength. It was general practice in both Royal and Sun Alliance to run a variety of statistical techniques on each reserving population and to select the technique that best approximated the ultimate costs of settling the claim. The selection of method was driven by the nature of the product and the claims experience data available. Methods used included chain ladder, Bornhuetter-Ferguson and average cost per claim. We continue to run a variety of statistical methods on reserving populations. The selection of the actuarial technique adopted has been affected by the nature of the products selected by the Group post-merger, the availability of data following changes to reserving systems and the introduction of consistent case handling and reserving philosophies. We continue to refine both reserving population and method selection with the aim of improving reserving quality. The most significant methodology change after the merger was the use of consulting actuaries in 1999 to model pollution and asbestos risks on our inbound reinsurance book of business covering old U.S. risks. The impact of this review is discussed below.

A reinsurance arrangement between Sun Alliance in the United Kingdom and The Chubb Corporation in the United States was terminated with effect from January 1, 1997. The effect of the change to the reinsurance arrangement was to transfer a portfolio of £175 million of existing net assumed reserves to Chubb. This transfer had no effect on the reserve development redundancies/deficiencies.

In the years 1992 and 1993, both of our pre-merger predecessors experienced a period of particularly adverse operating results that, coupled with a downturn in the U.K. economy, required them to strengthen significantly their IBNR loss reserves. In 1993 in the United Kingdom, this amounted to approximately £275 million, with approximately £200 million added to IBNR for the domestic mortgage indemnity business and £75 million to the marine and inbound reinsurance IBNR. Subsequent changes to policy wordings and the discontinuance of particularly unprofitable lines of business has helped to return these lines of business to profitability.

During this period exceptional reserve strengthening, other than in 1993, took place in 1996 in respect of asbestos and environmental IBNR in the United States where we increased reserves by £117 million and again in 2001 and 2002 as noted above.

Other than for the issues discussed above, we have had no material reserve strengthening or releases, nor have we noted any exceptional trends in our claims development in the nine years preceding 2002.

The loss development tables presented are on a U.K. GAAP basis excluding the impact of discounting on provisions for asbestos and environmental claims and the related reinsurance recoveries. The trends reflected would be materially unchanged if these tables were presented on a U.S. GAAP basis, with the exception of the Orion goodwill adjustment of £130 million discussed above.

Back to Contents

The table below reconciles, as of the dates indicated, the gross loss reserve information presented above to the reserves presented in our consolidated financial statements.

CONSOLIDATED RECONCILIATION OF RESERVES FOR LOSSES AND LAE (U.K. GAAP BASIS)

	As of December 31,

	2002	2001	2000

	(£ in millions)

Net reserves for unpaid losses and LAE at beginning of year	11,229	10,992	10,834
Reinsurance recoveries/receivables for unpaid losses and LAE at beginning of year	4,488	3,476	3,183

Gross reserves for losses and LAE at beginning of year	15,717	14,468	14,017

Effect of changes in foreign exchange rates	(525)	(63)	173
Effect of claims portfolio transfer and acquisitions	(349)	(394)	125
Incurred related to:
Current year	7,574	8,392	8,241
Prior years	1,542	1,255	91

Total incurred losses and LAE	9,116	9,647	8,332

Paid related to:
Current year	2,828	2,909	3,384
Prior years	5,554	5,032	4,795

Total paid losses and LAE	8,382	7,941	8,179

Gross reserves for losses and LAE at end of year	15,577	15,717	14,468
Reinsurance recoverable	4,511	4,488	3,476

Net reserves for losses and LAE at end of year	11,066	11,229	10,992
Discount on net asbestos and environmental reserves	(368)	(296)	(176)

Net reserves for losses and LAE at end of year as presented in our consolidated financial statements	10,698	10,933	10,816

Total incurred as a percentage of gross reserves	58.0%	66.7%	59.4%
Current year incurred as a percentage of total incurred	83.1%	87.0%	98.9%
Prior years incurred as a percentage of total incurred	16.9%	13.0%	1.1%
Total paid as a percentage of net reserves	74.6%	72.2%	75.5%
Current year paid as a percentage of total paid	33.7%	36.6%	41.4%
Prior years paid as a percentage of total paid	66.3%	63.4%	58.6%

Included in the “effect of claims portfolio transfer and acquisitions” for 2002 are the adjustments arising from the disposals of our property and casualty operations in Germany, Benelux and Italy.

Included in the “effect of claims portfolio transfer and acquisitions” for 2001 are the adjustments arising from the disposals of our property and casualty operations in Italy and Spain.

Included in the “effect of claims portfolio transfer and acquisitions” for 2000 is £130 million of additional goodwill arising from Orion which was acquired in 1999.

Back to Contents

Reserves for Asbestos and Environmental Losses

The tables below present the changes in the historical asbestos and environmental reserves established by us for 2000 and subsequent accounting years.

ASBESTOS LOSS DEVELOPMENT TABLE—GROSS OF REINSURANCE (U.K. GAAP BASIS (1))
	As of December 31,

	2000	2001	2002

	(£ in millions)

Initial net reserves for unpaid losses and LAE	317.5	678.5	835.6
Initial retroceded reserves	43.0	91.7	156.0

Initial gross reserves	360.5	770.2	991.6
Exchange adjustment (2)	(13.8)	(39.0)	—

As restated for exchange	346.7	731.2	991.6
Paid (cumulative) as of:
One year later	46.6	43.4
Two years later	90.1
Reserve re-estimated as of:
One year later	816.6	1,034.2
Two years later	1,079.3
Cumulative redundancy/(deficiency)	(732.6)	(303.0)

ASBESTOS LOSS DEVELOPMENT TABLE—NET OF REINSURANCE (U.K. GAAP BASIS (1))
	As of December 31,

	2000	2001	2002

	(£ in millions)

Initial net reserves for unpaid losses and LAE	317.5	678.5	835.6
Exchange adjustment (2)	(12.1)	(31.0)	—

As restated for exchange	305.4	647.5	835.6
Paid (cumulative) as of:
One year later	40.0	37.8
Two years later	97.2
Reserve re-estimated as of:
One year later	718.2	872.5
Two years later	930.5
Cumulative redundancy/(deficiency)	(625.1)	(225.0)

(1)
As described in “Item 3—Key Information” we changed our accounting policy in 2001 and we now discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to claims settlement and where there exists a suitable claims payment pattern. The impact of this change in accounting policy was that the claims provisions for asbestos and environmental claims were discounted for the first time in 2001. In the loss development tables presented in this document we have omitted the discount of the asbestos and environmental claims provisions, and hence the reserves shown in the tables differ from the reserves in the financial statements.

(2)	The exchange adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on December 31, 2002.

Back to Contents

ENVIRONMENTAL LOSS DEVELOPMENT TABLE—GROSS OF REINSURANCE
(U.K. GAAP BASIS (1))

	As of December 31,

	2000	2001	2002

	(£ in millions)

Initial net reserves for unpaid losses and LAE	272.0	244.8	216.4
Initial retroceded reserves	67.5	65.9	54.4

Initial gross reserves	339.5	310.7	270.8
Exchange adjustment (2)	(14.0)	(22.0)	—

As restated for exchange	325.5	288.7	270.8
Paid (cumulative) as of:
One year later	52.5	31.1
Two years later	83.2
Reserve re-estimated as of:
One year later	354.8	299.5
Two years later	349.8
Cumulative redundancy/(deficiency)	(24.3)	(10.8)

ENVIRONMENTAL LOSS DEVELOPMENT TABLE—NET OF REINSURANCE
(U.K. GAAP BASIS (1))

	As of December 31,

	2000	2001	2002

	(£ in millions)

Initial net reserves for unpaid losses and LAE	272.0	244.8	216.4
Exchange adjustment (2)	(14.9)	(17.3)	—

As restated for exchange	257.1	227.5	216.4
Paid (cumulative) as of:
One year later	44.1	15.5
Two years later	59.8
Reserve re-estimated as of:
One year later	286.9	230.0
Two years later	273.2
Cumulative redundancy/(deficiency)	(16.1)	(2.5)

(1)
As described in “Item 3—Key Information” we changed our accounting policy in 2001 and we now discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to claims settlement and where there exists a suitable claims payment pattern. The impact of this change in accounting policy was that the claims provisions for asbestos and environmental claims were discounted for the first time in 2001. In the loss development tables presented in this document we have omitted the discount of the asbestos and environmental claims provisions, and hence the reserves shown in the tables differ from the reserves in the financial statements.

(2)	The exchange adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on December 31, 2002.

We have exposure to liabilities for asbestos related and environmental pollution (“A&E”) losses arising from the sale of commercial liability and multi-peril policies prior to 1987. After 1987, policy wordings contained more prescriptive, and in many cases absolute, exclusions for these types of exposure thereby considerably reducing the potential for loss.

Coverages provided under which these liabilities have emerged were in most cases with smaller commercial customers and involved small policy aggregate limits and limits to coverage. We wrote a limited amount of excess coverage in the United States, most of which were excess policies on top of our own primary

Back to Contents

covers as opposed to primary policies written by other insurers. As a result, to a large extent, we were able to maintain underwriting and policy wording discipline. Excess policies are insurance policies which provide coverage in excess of the policy limits of another insurance policy, sometimes referred to as the primary policy. In other words, primary policies provide insurance coverage only to a defined limit of liability. Excess policies provide additional coverage beyond this liability limit.

Reserving for A&E claims is subject to a range of uncertainties that are generally greater than those presented by other types of claims. These include long reporting delays, unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional loss reserving techniques cannot wholly be relied on and we have employed specialized techniques to determine reserves in a prudent manner using the extensive knowledge of both internal A&E experts and external legal and professional advisors. Despite the uncertainties, management believes that reserves are adequate to cover both notified claims and losses yet to be reported. However, changes to existing legal interpretation or new legislation could adversely impact reserves and thus results in further periods.

Total net outstanding A&E claims reserves at the end of 2002 amounted to £1,052 million. Net A&E reserves have increased from £923 million at the end of 2001, primarily as a result of the increase in asbestos reserves of £225 million before the effect of discounting following reports received from independent actuarial consulting firms offset by settlement of claims and exchange movements. The A&E reserves are mainly in the United Kingdom and the United States (approximately £989 million), and to a lesser extent in Canada and Australia (approximately £63 million). Amounts recoverable from reinsurers as of December 31, 2002 amounted to £210 million. Unrecoverable amounts, which are not included in the above figure, are not significant and have been fully provided for.

Reserves for environmental liabilities include provision for IBNR claims. The Group has provided for IBNR claims based on modeling performed by both internal experts and external consulting actuaries.

As with other claims reserves, A&E reserves are subject to regular internal review and updating. It is our practice to periodically subject reserves to independent actuarial review and in 1996 following a comprehensive review by an independent actuarial consulting firm, A&E reserves in the United States were strengthened by £117 million and in the United Kingdom by £25 million. Our A&E reserves in the United States were reviewed by independent actuaries in 1999 and our overall level of claims reserves remains in the range indicated by the actuaries. Asbestos reserves on inbound reinsurance business in the United Kingdom were reviewed by consulting actuaries in 1999. Resulting from this and other reviews, we released gross reserves of £40 million. The net impact of this release after reinsurance was £6 million. The asbestos reserves were reviewed by independent actuaries in 2001 and, before the impact of discounting the reserves, increased by £200 million in the United Kingdom and by £171 million in the United States. Reviews carried out on asbestos reserves on behalf of the Group during 2002 confirmed that the existing provisions were within the range of reasonable actuarial estimates. They were, however, towards the lower end of that range. In light of this, reserves were strengthened by £101 million before the effect of discounting in the United Kingdom and by £106 million before the effect of discounting in the United States. Asbestos reserves were also strengthened in Australia.

In May 2002, there was a U.K. High Court ruling against us in favor of Turner & Newall, an asbestos products manufacturer in administration. This ruling involves a unique situation and the judgment covers just part of this complicated case, following the court’s earlier decision to split proceedings. It does not mean the end of what is likely to be a protracted process. We have been given leave to appeal on a number of issues in the original judgment.

Over the past few years, our U.S. operation has been aggressively pursuing A&E claims settlements. This process has involved, where possible, legally enforceable settlement agreements to limit our liabilities. In 2000 the environmental claim payments include the settlement of one large claim for £20 million and in 2001 include one large claim payment of £14 million.

A proposal is now being considered, but has not been formally introduced into the United States Congress, to establish a privately financed trust fund to pay people with asbestos related diseases. Discussions include representatives from industrial enterprises, insurers, labor unions and lawmakers.

Back to Contents

As the draft now stands, the trust would be funded with more than $100 billion to pay the claims of hundreds of thousands of asbestos victims. It would be financed through contributions from primary insurers, reinsurers and industrial enterprises. Proposals are still circulating about whether funding would be through lump sum payments, instalments or a combination of both.

The draft proposal being discussed would establish the U.S. Court of Asbestos Claims as the sole venue for asbestos claims resolution and set up medical criteria to ensure that only truly sick people benefit from the trust. Those who may have been exposed to asbestos but show no signs of illness would not benefit from the trust until they become sick.

Although not a member of the core working group helping to develop the proposal, we have been closely involved in industry discussions related to it through industry groups.

The insurance industry funding level and basis for allocation under the proposal are still unresolved. The allocation is expected to become clearer over the next several weeks. There are a number of outstanding issues which make the likelihood of passage of the bill uncertain.

Back to Contents

UNDERWRITING AND PRICING

Underwriting and Pricing

Disciplined underwriting, encompassing risk assessment, risk management, pricing and exposure control is critical to our success.

The Group’s property and casualty underwriting policies identify the broad approach to be adopted in respect of risk selection and management, pricing adequacy, identification and management of aggregation to exposure and claims handling. These principles are adapted to local market, legal and regulatory environments and further embodied in detailed underwriting procedures. The goal is for our underwriters to be in a position to:

•	understand and assess each risk;

•	make appropriate decisions within their area of competence and authority limits;

•	differentiate between risks;

•	apply suitable terms and conditions in order to manage the portfolio;

•	control exposure; and

•	improve the predictability of the loss experience and make appropriate use of our capacity.

In establishing prices, each of our businesses has access to extensive customer data from its own records and access to appropriate market data. We have an extensive range of underwriting practice teams and intranets which pool knowledge from across our operations on specific subjects, and ensure that the full body of corporate knowledge is available to any one of our underwriters when they are presented with a risk which may be outside their immediate experience. The Group has a Portfolio Review Process to provide better control of the Group’s diverse insurance portfolios around the world. The process demands a twice-yearly review of each business. “Oversight” forums, comprised of business and underwriting leaders, provide wider business and risk perspectives.

Pricing for property and casualty products is generally based upon historical claims frequencies and claims severity averages, adjusted for inflation and trended forward to recognize anticipated changes in claims patterns. While claims remain our principal cost, we also make allowance in the pricing procedures for acquisition expenses, administration expenses, the cost of reinsurance and for a profit loading that adequately covers the cost of the capital we expose to risk. Pricing for our life insurance products is generally based upon the expected pay out of benefits calculated through the use of assumptions regarding mortality, morbidity, expense, persistency, inflation and investment returns as well as the cost of the capital we expose to risk. Pricing for our asset accumulation products varies depending upon the specific product but is generally based upon investment return, expenses, persistency and the cost of capital we expose to risk.

We have a Board Risk Committee. Its task is to:

•	establish how much risk the Group is willing to assume;

•
provide an emerging risk identification process, including the identification of emerging issues and the setting of these into risk scenarios for consideration by the regions as part of an overall process of self appraisal;

•	consider aggregation of risk across regions;

•	maintain and develop the Group risk model; and

•	monitor and report on the Group’s approach to managing risks.

Catastrophe Risk and Exposure Controls

Like other property and casualty insurers, we are exposed to multiple insured losses arising out of a single occurrence, whether a natural peril event such as a hurricane, flood or an earthquake, or man-made catastrophes

Back to Contents

such as an explosion or fire at a major industrial facility. Any such catastrophic event could generate insured losses under one or more of our policies.

Our largest single net catastrophe loss in recent years, from a natural peril event, arose from Hurricane George in 1998, which produced pre-tax costs, net of reinsurance, of £87 million including reinstatement premiums.

Our largest ever cumulative loss from a single event came from the attack on the World Trade Center on September 11, 2001. Our estimated pre-tax losses as of December 31, 2002 after reinsurance (covering both costs of claims and the resulting costs of maintaining our reinsurance coverage in force) are £269 million, calculated on a one occurrence basis.

The ability of our businesses in each territory to assess the aggregation risk of a single event impacting on thousands of policyholders is vital. We employ proprietary exposure measurement systems to assess these risks. In some markets, particularly in the United Kingdom, we have in addition developed our own expertise in catastrophe modeling that we use in conjunction with outside consultants. The accurate estimation of our potential expected maximum loss for a catastrophe is critical and is the primary factor we consider when we design our catastrophe reinsurance program.

We share expertise among the Group on catastrophe modeling through our Worldwide Reinsurance Practice Group that also provides us with an overview of our company-wide catastrophe exposures and reinsurance adequacy. We consider a reinsurance program to be “adequate” only if it covers at least 99 out of 100 possible events by loss size. We refer to this as the “1 in 100 year expected maximum loss”. Since 1999, we have set our total retention for a single catastrophic event based on geographic location. Estimated maximum claims costs, after reinsurance but before tax relief, for a single natural peril event for 2003 are:

•	£150 million for an event affecting both the United Kingdom and other countries in Europe;

•	£135 million for an event that affects both Canada and the United States;

•	£125 million for an event that affects both the United States and the Caribbean; and

•	£75 million for an event occurring other than in the locations above.

Our subsidiaries are responsible for buying reinsurance to protect their results against catastrophes and for determining their own retentions. Within our Worldwide Group Office, we review the operations’ proposed catastrophe purchases to check that they at least meet the Group’s “1 in 100 year” standard. We also check to see that total Group exposures are within the limits set out above and also are consistent with our required risk-based capital. As a result we may decide to purchase further catastrophe coverage at the Group level.

Back to Contents

REINSURANCE

We reinsure a portion of the risks we underwrite to control our exposure to losses, stabilize earnings and protect surplus. Our reinsurance strategy is to purchase reinsurance in the most cost-effective manner from reinsurers who meet the security standards set by our Worldwide Group Office for all of our subsidiaries. Each of our insurance company subsidiaries is empowered to purchase the reinsurance that it deems appropriate for the insurance that it writes.

We use dynamic financial analysis, or DFA, models in both our operations and at our Worldwide Group Office to help our decision making as to what insurance exposures to transfer outside the Group using reinsurance.

•	Our property and casualty operations make use of DFA models endorsed by the Group to assess the risk and reward effects of different reinsurance structures and prices.

•	At our Worldwide Group office, we have a DFA model to help decide what property and casualty risks should be retained on a Group-wide basis.

•	Our life operations have decision making tools, such as embedded value and stochastic modeling systems, to assess the financial effects of reinsurance.

We cede to reinsurers a portion of our risks and pay premiums based upon the risk and exposure of the policies subject to such reinsurance. Reinsurance recoveries are subject to collectability in all cases and to aggregate loss limits in certain cases. Although the reinsurer is liable to us to the extent of the reinsurance ceded, we remain primarily liable as the direct insurer on all risks reinsured. We hold collateral, including escrow funds and letters of credit, under certain reinsurance agreements. We monitor the financial condition of reinsurers on an ongoing basis, and review our reinsurance arrangements regularly to ensure that our total counterparty exposure to individual reinsurance groups is in an acceptable range.

In selecting the reinsurers with whom we do business:

•
Our strategy is to seek reinsurers with the best combination of credit rating, price and capacity. We publish internally a list of authorized reinsurers who pass our security review process and which our operations may use for new transactions.

•
We carry out a review of the financial security of each of our reinsurers including the work of rating agencies and specialist advice from other sources, such as the counterparty risk assessment units of our reinsurance brokers.

•
As part of this review work, we look at the public ratings of our reinsurers. Reinsurers that have a Financial Strength Rating of less than “A-” with Standard & Poor’s, or a comparable rating with A.M. Best, are removed from our authorized list unless our own review discovers exceptional circumstances in favor of the reinsurer. Further, if a rating agency reduces a reinsurer’s rating, we carry out our own review of that reinsurer to see whether it should remain on our list of authorized reinsurers.

•
We limit the credit risk exposure to individual captive reinsurers, with whom we deal as part of our commercial lines business, by analysis of their finances and controlling our maximum exposure to each captive each time we renew the insurance contract.

During 2002, over 99% of our property and casualty treaty cessions by premium were to reinsurers that had a Standard & Poor’s financial strength rating of at least “A-” or better, or equivalent from A.M. Best, as at the start date of the contract. Most of our property and casualty operations have new treaties at January 1, 2003. For these new treaties over 99% of the estimated 2003 premiums will go to reinsurers that have a Standard & Poor’s financial strength rating of “A-” or better (or equivalent rating from A.M. Best).

A quota share reinsurance agreement with Munich Re Group first took effect from January 1, 2002. This has been renewed from January 1, 2003. The treaty previously reinsured 10% and as renewed now reinsures 15% of the Group’s property and casualty business written in the United Kingdom, United States, Denmark, Canada

Back to Contents

and Ireland with some exclusions. The treaty operates on an accident year basis and consequently the Group has paid to Munich Re Group in January 2003, their share of the opening unearned premium reserve as a portfolio transfer amounting to £350 million.

The table below sets forth the rating assigned by Standard & Poor’s to our primary property and casualty treaty reinsurers and the amounts ceded to them during the year ended December 31, 2002. This type of reinsurance requires the reinsurer to assume insurance risk, on a predetermined basis, for all of the contracts underwritten by us that are covered by the treaty. For each reinsurance group, the table shows the rating category of each reinsurance group as of May 30, 2003 together with the rating category of that reinsurance group as of January 1, 2002.

Reinsurance Group	2002 Ceded Treaty Premiums £ in millions	S&P Rating at May 30, 2003	S&P Rating at January 1, 2002

Munich Re Group	824.6	AA	AAA
National Indemnity	123.0	AAA	AAA
Lloyds of London	100.8	A	A
G E Capital	93.7	AA	AAA
Swiss Re Group	80.3	AA	AAA
XL Capital	62.6	AA	AA
GeneralCologne Re	55.0	AAA	AAA
Axa Group	47.7	AA	AA
OdysseyRe Group	45.1	A	A
Renaissance Re Holdings	43.4	A	A

Our property and casualty facultative placements, other than those with captive reinsurers of our major retail clients, are overwhelmingly with the same reinsurers as shown above. Facultative placements, or risks under facultative treaties, reinsure all or part of a single policy determined on a contract-by-contract basis. Reinsurance purchases by our life and health operations are almost all with the reinsurance groups named above.

We monitor the amounts due to and from each of our major reinsurers. As of December 31, 2002 we had material total recoverables from each of the following reinsurance groups, covering both our life and asset accumulation and property and casualty businesses. The totals by reinsurer were as follows:

•	Munich Re Group: £1,150 million;

•	GeneralCologne Re Group: £625 million;

•	Swiss Re Group: £425 million;

•	GE Capital: £325 million; and

•	Lloyd’s of London: £300 million.

All of the groups above carry at least an “AA” financial strength rating from Standard & Poor’s, with the exception of Lloyd’s of London that has an “A” (“good”) rating.

In addition, we had a recoverable of £500 million from Canada Life Group as of December 31, 2002. This recoverable was incurred as part of our sale of our U.K. group risk business to Canada Life Group. The recoverable due from Canada Life Group has since been fully recovered following legal completion of the sale of the U.K. group risk business.

We monitor changes in the financial security of reinsurers to see whether their ability to pay recoverables in full is doubtful. Where we believe a reinsurer’s ability to pay in full is doubtful, our Worldwide Group Office sets guidelines for provisioning for uncollectable reinsurance. These guidelines apply to all operations. An operation setting provisions other than at the guideline level is required to notify our Worldwide Group Office of the reasons for doing so. This is so that, in setting guidance for future years, Worldwide Group Office is aware of

Back to Contents

locally available information. Worldwide Group Office analyses local provisions versus our guidelines. As of December 31, 2002, total provisions for uncollectable reinsurance, for reinsurers where Worldwide Group Office requires operations to set up a provision, was £52 million compared with £40 million as of December 31, 2001.

Certain of our subsidiaries are members of government-mandated pools in various parts of the world. As of December 31, 2002 the largest pool (by premium volume) was Pool Re operated by the U.K. government to provide terrorism cover. Total premiums paid by our U.K. operations to Pool Re in 2002 were approximately £36.3 million.

Back to Contents

REGULATION

General

Our insurance business is subject to detailed regulation in all the jurisdictions in which we transact business. In addition, European Union, or EU, directives have had and will have a significant impact on the regulation of the insurance industry in the EU as such directives are implemented through legislation adopted within each member state.

The 1992 EU insurance directives on direct life insurance and direct insurance other than life insurance were implemented in the United Kingdom and certain other jurisdictions through legislation, which became effective in July 1994. These directives are based on the “home country control” principle according to which the ongoing regulation of insurance companies, including their non-home insurance operations (whether direct or through branches) is the responsibility of the home country insurance regulatory authority. The home country insurance regulatory authority monitors compliance with applicable regulations, the solvency of the insurer and its actuarial liabilities and the supporting assets. As a result of the implementation of these directives, most insurance companies that have been licensed to conduct insurance business in one jurisdiction of the EU may do business directly or through branches in all other jurisdictions of the EU without being subject to licensing requirements under the laws of the additional jurisdictions. Selling activities of non-home insurance operations, however, are regulated by the regulatory authorities in the country in which the sale of the insurance product takes place.

Set forth below is a description of the principal regulations to which we and our principal insurance subsidiaries are subject.

United Kingdom

General

The principal objective of U.K. insurance regulations is protection of the policyholder. Formerly insurance companies in the United Kingdom for both long term (life) and general (property and casualty) insurance were regulated principally by the Insurance Companies Act 1982 (the “1982 Act”) and various regulations promulgated thereunder as well as EU insurance directives.

The Financial Services and Markets Act 2000 (the “Act”) was enacted to ensure that there is much closer control over certain aspects of the operations of insurance companies than for non-financial services companies. Much of the legislation is based on EU directives, so that the legislative environment in the United Kingdom is similar to that in any other European Economic Area, or EEA, member states.

On December 1, 2001 the Financial Services Authority (“FSA”) assumed the regulatory and registration functions of the PIA, IMRO and the Treasury under the Act. The Act replaced all current U.K. regulatory legislation including the Financial Services Act 1986, the 1982 Act, the Policyholders Protection Act 1975 and secondary legislation governing the regulation of insurance companies.

The FSA has four main aims and its rule book and powers are organized around the FSA:

•
Maintaining confidence in the U.K. financial system. They achieve this by, among other things, supervising exchanges, settlement houses and other market infrastructure providers and conducting market surveillance and transaction monitoring.

•
Promoting public understanding of the financial system. They work to help consumers get the knowledge, aptitude and skills necessary to become informed consumers, so that they can manage their financial affairs more effectively.

•
Securing the right degree of protection for consumers. Vetting at entry aims to allow only those firms and individuals satisfying the necessary criteria (including honesty, competence and financial soundness) to engage in regulated activity. Once authorized, firm and individuals are expected to maintain particular standards set by the FSA. They monitor how firms and individuals are meeting these standards. Where serious problems arise they investigate and, if appropriate, discipline or prosecute those responsible for conducting financial business outside of the rules. They can also use their powers to restore funds to consumers.

Back to Contents

•	Contributing to reduce financial crime. Their work focuses on three main types of financial crime: money laundering; fraud and dishonesty; and criminal market misconduct such as insider dealing.

Company Regulation

All insurers operating in the United Kingdom (including non-U.K. concerns wishing to establish and operate an insurance subsidiary within the U.K.) must be authorized by the FSA, which grants authorizations after consideration of the applicant’s capital resources, proposed business plan, underwriting policies and reinsurance arrangements and the qualifications of its directors and management. Authorizations may include limitations, for example, on gross premiums written, investments and transactions with associated companies or as the FSA otherwise deems appropriate.

All U.K. authorized insurance companies and ultimate parents of insurance companies must submit to the FSA annual returns, together with audited annual financial statements. The FSA uses the annual return to monitor the solvency (ability to meet current and future obligations (such as claims payments to policyholders) of an insurance company. For general (property and casualty) business, the return is also used to assess retrospectively the adequacy of the company’s claim provisions. For a long term (life) insurance company, the FSA is also concerned that the company is able to meet policyholders’ reasonable expectations of return. For long term (life) business, the appointed actuary must sign a certificate as to whether admissible assets are sufficient to cover the long term (life) business liabilities. The directors of an insurance company are required to sign a certificate, which includes a statement as to whether the company has maintained the required minimum margin of solvency throughout the year.

The FSA has wide ranging powers, which include the authority to investigate a company’s affairs at any time and to determine whether it is in financial or other trading difficulties and/or an individual is a fit and proper person to control or manage an insurance company.

The regulatory environment in the United Kingdom is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU Directives but is also the natural response of the regulators to the challenging market conditions that have prevailed over the last few years.

The changes that can be expected in the U.K. solvency requirements are generally anticipated to arise in 2004, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for group solvency and the impact of such developments could be material.

We maintain a close dialogue with the FSA to gain a good understanding of the likely developments and maximize the time available to plan for them.

We continue to have discussions with the FSA on the regulatory capital position of our U.K. insurance subsidiaries (including the treatment of certain reinsurance contracts and the implicit item in the calculation of the solvency of the U.K. Life funds), the progress of the actions announced on November 7, 2002 to improve that position, the implementation of the EU Groups’ Directive and its interrelationship with our overall capital. It is possible that the resolution of these discussions could lead to financial consequences including provision of financial support for subsidiaries. If the FSA were to require action to be taken, there would be a number of different ways in which the FSA’s requirements might be satisfied. Consequently, it is not possible to reliably estimate the extent or probability of these outcomes. Based on the information currently available, the directors do not believe that any consequences will result in a materially adverse effect on our financial position.

Solvency

U.K. minimum regulatory solvency requirements are currently set in accordance with relevant EU legislation. The required solvency margin and the guarantee fund minimum are calculated using the Euro British pound exchange rate on October 31, each year. The October 31, 2002 Euro rate was £0.6326. For general (property and casualty) insurers, the margin required is generally the larger of (a) 18% of the first 10,000,000 Euro of gross premiums for the year plus 16% of the remainder reduced by the ratio of gross reinsurance recoveries to gross claims paid during the last year (maximum reduction 50%), (b) 26% of the first 7,000,000 Euro of average gross claims for the past three years plus 23% of the remainder reduced by a reinsurance factor as

Back to Contents

under the premium basis, and (c) a fixed amount, referred to as the minimum guarantee fund, ranging from 200,000 Euro to 1,400,000 Euro depending on the class of business and, in the case of credit insurance business, the amount of premiums and contributions due in respect of that business.

For long term (life) insurers, the minimum solvency margin is assessed by a mathematical formula. However, the minimum guarantee fund must generally be at least 800,000 Euro should the formula produce a lesser figure.

The FSA requires that adequate reserves be maintained for each class of business underwritten both in respect of reported claims and those incurred but not reported. While no specific regulations exist that dictate the types of investment that must support insurance liabilities, there are asset admissibility rules for determining acceptable types of asset that can be used to match liabilities when calculating the solvency of the company.

In 1998, the EU adopted a further directive on the supplementary supervision of insurance undertakings in insurance groups, which includes a requirement for insurers to include in their returns to the regulatory authorities a parent undertaking solvency margin calculation. This takes into account not merely the net assets of the parent undertaking but also its share of the surplus assets of its related direct insurers and reinsurers and of intermediate insurance holding companies. The directive was adopted in the United Kingdom for financial years beginning on or after January 1, 2001.

Changes in the U.K. minimum solvency requirements are expected following the introduction of new European life and non-life solvency directives in 2002. These changes are described in more detail under “—New Regulatory Developments” below.

On January 31, 2003, John Tiner, a Managing Director of the FSA, wrote to the chief executive officers of all U.K. life insurance companies regarding the FSA’s application of the rules requiring insurers to maintain a minimum margin over solvency (known as the regulatory minimum margin, or RMM). In this letter, Mr Tiner noted that the calculations which underlie the RMM are in some respects very conservative (in particular, the way that they value certain liabilities), and that largely as a reflection of this the FSA has begun, in addition, to collect data on firms solvency using an alternative “realistic” approach. The FSA now plans to move from the current approach to a new, realistic approach from the beginning of 2004. In the meantime, it is also open to life insurance firms to apply to the FSA to waive or modify particular rules which form part of the existing RMM calculation, so long as they continue to meet European Community minimum requirements.

The FSA is due to publish Consultation Papers on capital requirements for life and non-life insurers shortly.

Auditing Requirements

The process of auditing an insurer’s financial statements and the FSA annual return is required to be carried out by a qualified and independent auditor who reports on the truth and fairness of the financial statements as presented. Failure to produce audited financial statements and the annual return as required by FSA regulations may lead to the imposition of sanctions on the insurer.

Supervision of Management and Control

No U.K. insurance company may appoint any person as managing director or chief executive without the FSA’s prior approval, and no person may become a “controller” of an insurance company without such approval. This is defined in the Act, but the term includes, broadly, all holding companies, and the managing directors, the chief executives of holding companies of those companies which are insurance companies and any other company or person holding more than 10% of the shares in an insurance company or one of its holding companies. In addition, a person who is already a controller of an insurance company may generally not acquire a “notifiable holding” in the company unless the person has served on the FSA notice of its intention to acquire such a holding and the number of shares or details of the voting rights which it proposes to acquire. The term “notifiable holding” means voting rights or shares of the insurance company or of a corporation of which it is a subsidiary which, if acquired either alone or with any associates by any person that is already a controller of the insurance company, will result in its increasing its percentage holding to 10% or more, to 20% or more, to 33% or more or to 50% or will result in the insurance company becoming a subsidiary of that person.

Back to Contents

In February 2001, the FSA issued a Policy Statement relating to High Level Standards for Firms and Individuals. This is known as the Approved Persons regime and it replaced the systems of SRO Individual Registration and the notification and vetting processes available to the statutory regulators (banking, insurance, building societies and friendly societies). In addition to Board directors of the various U.K. authorized firms, this now affects those senior managers who were currently individually registered under the PIA and IMRO requirements.

Under the Approved Persons regime, individual directors and senior managers within a U.K. authorized firm have their own regulatory obligations and have to abide by a Code of Practice. The Code of Practice includes seven “Statements of Principle for Approved Persons”—the first four apply to all Approved Persons and the latter three are applicable only to those in significant influence controlled functions, such as directors and senior managers.

The Act states that the FSA may specify controlled functions only if one of the following three conditions is met:

•	The person carrying out the function is likely to be able to exert significant influence over the conduct of the firm, essentially directors and other senior management.

•	The person carrying out the function will be involved in dealing directly with customers, such as direct salesforce advisers.

•	The person carrying out the function will be involved in dealing with the property of customers, principally individuals who manage funds or act in a management capacity as custodians.

The FSA has specified twenty-seven functions for which persons will need to be approved. Of these, there are twenty “significant influence” functions covering those who direct and manage the affairs of a U.K. authorized firm. In addition, there are seven “customer” functions applying to investment advisers and fund managers.

Appointed Actuary

Under U.K. insurance legislation, each insurer carrying on long term (life) business must appoint an actuary who will prepare an annual report for the company’s directors in relation to the company’s long term (life) business quantifying the liabilities and confirming the solvency of the long term (life) business fund. The FSA must receive full details of the appointed actuary’s report including the methods and assumptions adopted. The appointed actuary has a professional duty to be satisfied at all times as to the solvency of the insurance company’s long term (life) fund and to report, with recommendations, on bonus rates and premium rates.

Consumer Complaints

Since December 1, 2001 insurance companies have been under regulation by the FSA for all customer complaint handling and thus under the Compulsory Jurisdiction of the Financial Ombudsman Service (“FOS”). There is a published Memorandum of Understanding between the FSA and the FOS supporting each others objectives. The FOS is the largest Ombudsman in the world with a budget of £33 million for 2003/4 to meet an expected 55,000 complaints.

The FOS provides a free, simple, informed and accessible alternative to the courts. It covers similar kinds of dispute to previous voluntary schemes including, for example, complaints about misselling, unsuitable advice, unfair treatment, maladministration, misleading advertising, delay and poor service in relation to products or services provided by financial services firms.

The FOS complies with the criteria of Ombudsman schemes set out by the British and Irish Ombudsman Association which are, independence from the industry, accessibility for complainants, fairness in its decision making and public accountability. The main change from the previous schemes’ arrangements is that small business customers of insurers are eligible to bring a complaint to the FOS. Small businesses are defined as small companies or partnerships with a turnover of less than £1 million, charities with an annual income less than £1 million and trusts with a net asset value of less than £1 million.

Back to Contents

Compensation Schemes

The Financial Services Compensation Scheme (“FSCS”) is a safety net for customers of authorized financial services firms.

FSCS covers business conducted by firms regulated by the FSA and is funded by levies on authorized firms. European firms (authorized by their home state regulator) that operate in the United Kingdom may also be covered.

FSCS can pay compensation if an authorized firm is unable, or likely to be unable, to pay claims against it. In general this is when a firm is insolvent or has gone out of business. The Scheme covers deposits, insurance and investments. A levy of £150 million, representing 0.66% of income was made on general insurers in 2001/2 due to the collapse of Independent Insurance plc and Chester Street Insurance Holdings Limited. Insurance business can be subject to a levy each year up to 0.8% of net premiums written.

The Scheme was created under the Financial Services and Markets Act 2000 (“FSMA”) and became operational on December 1, 2001 when FSMA came into force. There are transitional arrangements, which allow claims under old schemes, in operation prior to December 1, 2001, to be dealt with by the FSCS.

Long term (life) companies have been subjected to levies over a number of years. A levy was announced in May 1997 in connection with the pension misselling review on long term (life) insurance companies. Further levies have arisen and are likely to continue until the pensions misselling review has been completed.

There has been established also for some years a Motor Insurers’ Bureau, or MIB, scheme, which imposes a levy on all companies underwriting automobile business. The MIB levies are used to compensate victims of uninsured and untraced drivers. The levy is made annually and will in part depend upon the total amount that the MIB needs to raise to finance compensation during the year. The levy is calculated by reference to gross premiums written in the United Kingdom.

Products

Only products that fall within the classes of business in respect of which an authorization is granted by the FSA may be underwritten. Applications to underwrite an additional class or classes will be considered by the FSA provided all regulatory requirements are fulfilled. Failure to write business in a class over a certain period of time may lead to the withdrawal of the authorization.

Marketing

There is minimal specific regulation of the marketing of general (property and casualty) insurance in the United Kingdom. The Act requires certain information to be disclosed to policyholders at the time or shortly after a policy is taken out and contains certain provisions regarding advertisements but these regulatory requirements are not onerous. The main requirements under the General Insurance Standards Council (“GISC”) are that advertising should be clear, fair and not misleading and that membership should be disclosed in all marketing materials and brochures.

The marketing of most long-term (life) insurance business (including pension business) falls within the definition of ‘designated investment business’ for the purposes of the Act. Any authorized insurer which markets such products is obliged to ensure that its marketing activities comply with FSA Principles and the relevant sections of the Conduct of Business Sourcebook.

Training and Competence

U.K. regulatory authorities have imposed strict requirements with respect to training, selling and administration methods in recent years. In particular, members must have a training program for their agents, who must demonstrate that they meet certain competence standards. This training program must meet FSA requirements. All sales people whether working for an independent financial adviser or for a direct product provider are now required to pass examinations in order to sell long term (life) insurance and pensions products. In addition, long term (life) insurance companies are required to appoint a compliance officer whose responsibility is to ensure compliance with training and selling regulations. The compliance officer must report to a director of the company, unless the FSA agrees on an alternative approach. The costs of such training and

Back to Contents

oversight have increased insurer’s costs. The GISC requirements are that anyone engaged in general insurance activities should be trained to a competent standard before being allowed to work unsupervised. These requirements also include recruitment, maintenance of competency and record keeping.

Disclosure Regulations

Detailed information is required to be disclosed to the customer at the time of sale about any investment product being purchased, in particular the projection of surrender and maturity values based on the insurer’s own charges and expenses, and commission to be paid to external agents or remuneration plus benefits and services to be provided to the in-house sales person as a reward for the sale. The customer is also entitled to documents explaining key features of the contracts in non-technical language and to the right to cancel within 14 days. These regulations exceed the disclosure standards mandated by EU directives.

The FSA is currently consulting on an overhaul to the disclosure regime for life products which is based mainly on the presentation of information for customers.

Underwriting

At the end of 1996, regulations came into force restricting discrimination by insurers against applicants on the grounds of disability, unless the underwriting decision is based upon a reasonable application of information relevant to the assessment of the risk to be insured, and from a source upon which it is reasonable to rely.

The Association of British Insurers (“ABI”) subsequently issued a Code of Practice for Genetic Testing which endorsed a moratorium on insurers asking for any genetic information when people applied for mortgage-related life insurance up to £100,000. The moratorium was reviewed periodically.

With effect from the November 1, 2001, a new moratorium on the use of genetic tests came into force. This has been agreed with the U.K. Government and reflects discussions that have taken place with various bodies in the industry. In summary the key points are:

•	Applicants can obtain up to £500,000 of life cover and up to £300,000 for each critical illness, income protection and long term care without the need to disclose a genetic test result;

•
Above these limits we can only use genetic test results where the Government’s Genetics and Insurance Committee has approved them for insurers to use. Huntington’s Disease is currently the only genetic test that has been approved and this can only be used for life cover.

•	The moratorium is for five years;

•	There will be a review of the sum assured limits after three years;

•	There will be an impartial, non-regulatory complaints mechanism, and

•	The ABI will publish an annual report on compliance with the moratorium.

Enforcement

Regular inspections of members, known as Periodic Inspection Visits, or PIVs, are carried out. The FSA has the authority to discipline members. GISC audits its members on a regular basis using independent accounting firms as its monitors for all aspects of the rulebook. GISC has authority to censure, withdraw membership and issue fines.

New Regulatory Developments

The FSA is pursuing a project, known as the “Tiner Project”, which proposes fundamental changes to the regulation of insurance companies. The project started in September 2001, and in November 2001 the FSA submitted a report to the Treasury outlining an agenda for strengthening insurance regulation, including initiatives which the FSA had already commenced. At the beginning of October 2002, the FSA published a progress report entitled “The future regulation of insurance”, which set out, inter alia, how the FSA intends to complete its program of reform. This program has also coincided with EU reviews of solvency margin

Back to Contents

requirements and capital adequacy, which in due course will be required to be reflected in changes to U.K. minimum solvency requirements.

These initiatives include the following regulatory developments:

•
Governance of with-profits funds: as a result of its “With-Profits Review”, the FSA has concluded that a strengthened governance structure and greater transparency for the with-profits funds of life insurers should be introduced, including new requirements for insurers to define and publish “Principles and Practices of Financial Management” (“PPFM”) that are applied in the management of with-profits funds, to maintain appropriate governance arrangements in relation to the management of with-profits funds and to publish an annual statement confirming that the fund is managed in line with PPFM. Proposals have also been made for changes in the role of actuaries in the governance of life insurers, including the discontinuance of the appointed actuary regime, and the introduction of two new actuarial functions, being the “actuarial function” for all life companies and the “with-profits actuary” only for firms carrying on with-profits business. A new requirement is to be introduced for firms to avoid any appointment of a with- profits actuary which would give rise to significant conflicts of interest. The FSA expects to bring its proposals into effect during 2003 and 2004.

•
Integrated Prudential Sourcebook: in view of perceived weakness in the current regulatory solvency regime for insurers, the FSA intends to bring its new Integrated Prudential Sourcebook (“PSB”) into effect for insurance companies in mid-2004 (ahead of the revised Basel Accord and the changes which will affect deposit-takers and investment firms). The PSB will reflect the requirements of the revised life and non-life directives which came into force in March 2002, known as “Solvency 1”, as well as initiatives undertaken by the FSA. The changes to be introduced by the PSB (either in mid-2004 or later) have been the subject of consultation (under FSA Consultation Paper 143), but are likely to include a higher “Pillar 1” minimum capital requirement in excess of the EU requirement; the use of U.K. GAAP as a basis for the valuation of assets and liabilities; limitations on credit exposures for insurers, including reinsurance credit exposures; the elimination of the discount factors applied in the calculation of claims reserves from a firm’s available margin of solvency; requirements in relation to operational risks; a new framework for “individual capital adequacy standards”; and new regulatory reporting requirements. In relation to the reduction of available margins of solvency by the amount of any discount applied to technical provisions, the FSA have recently introduced Consultation Paper 181 in draft form which sets out two ways in which firms may obtain relief from the impact of being unable to discount. In addition, Consultation Paper 143 and FSA Consultation Paper 145 referred to the implementation of new group solvency requirements for insurance companies during 2004, following the coming into force of the Insurance Groups Directive (98/78/EC) and the Financial Conglomerates Directive (2002/ 87/EC) (the “FCD”). The FCD requires minimum solvency to be maintained on a continuous basis by EU parent companies. Before the final implementation of these group solvency requirements, transitional requirements will apply. The impact of these new requirements on the Group’s U.K. life companies and on the Group’s minimum solvency will also be determined by the FSA’s new “realistic approach” to the calculation of RMM referred to elsewhere in this annual report. The FSA is due to publish Consultation Papers on capital requirements for life and non-life insurers shortly.

•
Financial Engineering: in July 2002, the FSA issued Consultation Paper 144 on “a new regulatory approach to insurance firms’ use of financial engineering”. For this purpose, examples of “financial engineering” include financial reinsurance, under which an insurer transfers risk to a third party in exchange for a share of future profits; implicit items, which in effect are intangible assets representing expected future profits; and contingent loans, where repayment is directly dependent on the emergence of future profits. In this paper, the FSA announced its intention that such arrangements would be subject to appropriate supervisory scrutiny (partly through greater transparency in regulatory reporting requirements), and that any credit taken for the transfer of risk (for example, under financial reinsurance) should be no more than is commensurate with the risk transferred and value added. Further guidance is also proposed on the use of financial engineering by life and non-life companies. In addition, the new “Solvency 1” directive will place significant limitations of life insurance companies’ recognition of implicit items for regulatory capital purposes until 2009, at which time such items will cease to be admissible. It is expected that these new restrictions on implicit terms will become effective in the United Kingdom during 2004.

•	Realistic balance sheets: in January 2003, the FSA introduced the concept of realistic balance sheets for life insurers which will replace the existing regulatory framework.

•
Distribution and sale of general insurance: as required by the EU Insurance Mediation Directive, the distribution and sale of general insurance products by insurance companies and insurance intermediaries will be regulated by the FSA from January 2005 onwards. It is expected that this will result in new conduct of business requirements being applied to the promotion, arrangement, sale and administration of general insurance and non-investment life insurance. These new requirements have been the subject of consultation by the FSA under Consultation Paper 160 (Insurance selling and administration: the FSA’s high-level approach to regulation).

Back to Contents

United States

General State Supervision

In the United States, our U.S. subsidiaries are authorized to transact the business of insurance in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam. As licensed insurance companies, our U.S. subsidiaries are subject to considerable regulation and supervision by state insurance administrators. The extent of regulation varies but generally has its source in statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state. Among other things, state insurance commissioners regulate insurer solvency standards, insurer and agent licensing, authorized investments, premium rates, restrictions on the size of risks that may be insured under a single policy, loss and expense reserves and provisions for unearned premiums, deposits of securities for the benefit of policyholders, policy form approval and market conduct regulation, including the use of credit information in underwriting and other underwriting and claims practices. In addition, many states have enacted variations of competitive ratemaking laws, which allow insurers to set premium rates for certain classes of insurance without obtaining the prior approval of the state insurance department. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of companies and other matters.

Many states have insurance holding company laws which require notice to, and approval by, the state insurance commissioner for the declaration or payment of any dividend which is defined as extraordinary. Such definitions of extraordinary dividends vary by state and are calculated based on the insurance company’s policyholders’ surplus, net income or net investment income. Such declaration or payment is further limited by adjusted unassigned surplus, as determined in accordance with statutory accounting practices. These same holding company laws will in many instances require notice (at times on a prior approval basis) of certain intra-group transactions and agreements. In 2003 it is likely that any dividends from our U.S. insurance company subsidiaries will be subject to approval by one or more state insurance administrators.

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by certain insureds caused by the insolvency of other insurers. Depending upon state law, insurers can be assessed an amount that is generally equal to between 1% and 2% of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. Assessments are generally recoverable through premium rates, premium tax credits or policy surcharges. Guaranty assessment paid by our U.S. subsidiaries amounted to approximately $15 million in 2002 compared to $6 million in 2001. Most of the increase relates to additional payments and accruals as a result of the insolvency of one large commercial lines insurance company. The amount of the paid assessments recoverable through premium tax credits, and hence have no impact on our net income, amounted to approximately $11 million in 2002 compared to $4 million in 2001. Significant increases in assessments could limit the ability of our U.S. subsidiaries to recover such assessments through tax credits. In addition, there have been legislative efforts to limit or repeal the tax offset provisions, which efforts, to date, have been generally unsuccessful. These assessments are likely to increase in the future because of the number and scope of insolvencies of insurance companies. It is difficult to predict the impact on the property/casualty guaranty associations and on the Company, but matters affecting such companies are expected to receive significant attention and scrutiny by the various state regulators and this will involve eventual assessment of all property/casualty companies in some proportion to their premium writings in the respective states. Our insurance subsidiaries are also required to participate in various involuntary assigned risk pools, principally involving workers’ compensation and automobile insurance, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage in the voluntary market. Participation in these pools in most states is generally in proportion to voluntary writings of related lines of business in that state.

Due to continued, difficult economic conditions and likely budget deficits in numerous states in 2003, we expect a number of states to propose an increase in taxes on property/casualty insurers, in the premium or income tax that they pay in those states, with accompanying effect on retaliatory taxes imposed on foreign companies, as a result of activity by their domestic state on other insurers.

Risk-Based Capital

In order to enhance the regulation of insurer solvency, a Risk Based Capital, or RBC, formula and model were adopted by the National Association of Insurance Commissioners, or NAIC. RBC is designed to assess

Back to Contents

minimum capital requirements and raise the level of protection that statutory surplus provides for policyholder obligations. The RBC formula for property and casualty insurance companies measures four major areas of risk: (i) underwriting, which encompasses the risk of adverse loss developments and inadequate pricing; (ii) declines in asset values arising from credit risk; (iii) declines in asset values arising from investment risks; and (iv) off-balance sheet risk arising from adverse experience from non-controlled assets, guarantees for affiliates or other contingent liabilities and reserve and premium growth. Pursuant to the applicable law, insurers having less statutory surplus than that required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

The RBC methodology provides for four levels of regulatory action. The extent of regulatory intervention and action increases as the level of surplus to RBC falls. The “Company Action Level” (as defined by the NAIC) requires an insurer to submit a plan of corrective actions to the regulator if surplus falls below 200% of the RBC amount. The “Regulatory Action Level” (as defined by the NAIC) requires an insurer to submit a plan containing corrective actions and permits the relevant insurance commissioner to perform an examination or other analysis and issue a corrective order if surplus falls below 150% of the RBC amount. The “Authorized Control Level” (as defined by the NAIC) allows the relevant insurance commissioner to rehabilitate or liquidate an insurer in addition to the aforementioned actions if surplus falls below 100% of the RBC amount. The “Mandatory Control Level” (as defined by the NAIC) requires the relevant insurance commissioner to rehabilitate or liquidate the insurer if surplus falls below 70% of the RBC amount.

The formulas have not been designed to differentiate among adequately capitalized companies that operate with higher levels of capital. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. At December 31, 2002, all but three of our U.S. property and casualty insurance subsidiaries had adjusted capital below amounts requiring company or regulatory actions at any of the four levels. These three companies had statutory capital and surplus that was at 199%, 183% and 175% of the RBC amount. In the aggregate, these companies require an additional $20 million of statutory capital and surplus to reach 200% of RBC. The companies have been in contact with the various impacted state insurance departments and have submitted a plan to bring the capital and surplus above 200% of the RBC amount. To assist with this plan, a portion of the fixed interest investment portfolio, which is reflected at amortized cost for U.S. statutory reporting, was sold in the first quarter 2003 to generate additional statutory capital and surplus. We now believe that all U.S. subsidiaries meet requirements under the RBC model.

NAIC Ratios

The NAIC Insurance Regulatory Information System, or IRIS, was developed to assist state regulators identify companies that may require special attention. The IRIS system consists of a statistical phase and an analytical phase whereby financial examiners review annual statutory basis statements and financial ratios. The statistical phase consists of eleven key financial ratios that are generated from the NAIC database annually; each ratio has an established “usual range” of results. These ratios assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies.

A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial. Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges of four or more of the ratios. In normal years, 15% of the companies included in IRIS are expected by the NAIC to be outside the usual range on four or more ratios.

Based on statutory filings for the year ended December 31, 2002, several of the individual insurance companies within our U.S. operations generated ratios outside the usual range for four or more of the IRIS ratios. Different factors contributed to these ratios, in particular the loss reserve strengthening actions taken during 2002, continued development from the World Trade Center disaster, and fluctuations in premium volume caused by changes in intercompany pooling agreements. We expect to receive inquiries from the NAIC and state insurance departments regarding those companies, and believe that our explanation will be accepted as satisfactory by the NAIC.

Back to Contents

Until September 30, 2001, our operations in the United States were conducted through 34 insurance companies 25 of which operated in four intercompany reinsurance or pooling arrangements, whereby each of the participants in the pool retained a specified percentage of the total insurance operations of the pool members. In addition, 9 of the 34 companies operated autonomously and did not participate in any of the pooling arrangements. Effective October 1, 2001, with the necessary approval of the various state insurance departments, we changed the U.S. group’s overall intercompany reinsurance or pooling arrangement by combining the core operating companies into a single pool. We retained certain other companies, which operate in the excess and surplus lines market or are focused on specific specialty products, independent from this arrangement, and do not have these companies participating in the pool. Companies which do not fall into one of these categories will be sold to realize the value of their insurance licenses. Two such companies were sold as licensed insurance company shells during 2002, and three other companies were merged into another insurance company in the Royal & SunAlliance Insurance Group.

Codification of Statutory Accounting Principles

The NAIC developed the Codification of Statutory Accounting Principles (the “Codification”) for life insurers and property and casualty insurers effective January 1, 2001. All of our domiciliary states have adopted the Codification; however, as anticipated full implementation varies from state to state. In the aggregate, our U.S. property and casualty insurance subsidiaries recorded a net increase to policyholders’ surplus of $88.7 million as a result of the adoption of Codification in the year ended December 31, 2001. This net increase was the result of the following items: excess pension plan assets over projected benefits obligation of $58.1 million; deferred tax asset of $10.0 million; earned but unbilled premiums accrual of $23.7 million; and other net decrease of $3.1 million.

Change of Control

Many state insurance laws intended primarily for the protection of policyholders require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. “Control” is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, many state insurance laws contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic admitted insurance company in that state. Generally the states in which the insurer maintains a non-domestic license give significant regulatory deference to the company’s state of domicile regarding a change in control. While these states could, under their own regulatory authority, exert greater scrutiny over a change in control of a non-domestic admitted insurance company, in practice they rarely do. Any future transactions that would constitute a change in control of our U.S. subsidiaries would generally require prior approval by the insurance departments of the insurance subsidiaries’ states of domicile or commercial domicile and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions.

Federal Initiatives

Although, with limited exceptions, the U.S. federal government does not directly regulate the business of insurance, federal initiatives often have an impact on the insurance industry. Legislation has been introduced in Congress during the past several sessions that, if enacted, would result in substantially greater federal regulation of the insurance business. Current and proposed federal measures that may affect the property and casualty industry may include: possible changes to the tax laws governing property and casualty insurance companies; proposals regarding natural and man made disaster protection and tort reform (including limits to product liability lawsuits).

On November 26, 2002, the U.S. Federal government enacted the Terrorism Risk Insurance Act of 2002 (“TRIA”) that established a temporary Federal program which requires insurers to offer coverage in commercial property and casualty policies for losses resulting from certain acts of terrorism. In order for a loss to be covered under TRIA, the loss must be the result of an event that is certified as an act of terrorism by the U.S. Secretary of Treasury. Certified Acts of Terrorism are those actions committed by a foreign interest within the U.S. or to a U.S. flagged vessel or aircraft, and resulting in insurance industry losses of $5 million or more. TRIA excludes domestic terrorism. Pursuant to TRIA, the Federal government will reimburse insurers for 90% of covered losses

Back to Contents

after an insurer’s losses exceed a premium-based deductible, up to an annual aggregate for the Federal government and the insurance industry of $100 billion. If an act of terrorism results in losses exceeding the $100 billion annual limit, insurers with losses exceeding their deductibles will not be responsible for additional losses. The deductible is 7% for 2003, 10% for 2004, and 15% for 2005. In each case, the deductible percentage is applied to the insurer’s direct earned premiums from the prior calendar year. In aggregate, the commercial property and casualty insurance industry can expect loss retentions for certified acts of terrorism covered under TRIA to range from an estimated $10 billion in 2003 to $15 billion in 2004 and $22 billion in 2005, based on the $150 billion direct earned premium estimates for the industry for 2002. The Company’s direct earned premium in 2002 was approximately $5 billion, representing approximately 2% of the industry estimate. The Company’s deductible under this Federal reinsurance program is estimated at $350 million for 2003.

TRIA voided terrorist exclusions in policies in force on November 26, 2002, and required insurers to make available terrorism coverage in all of their covered commercial property and casualty insurance policies at rates chosen by the insurers on policies in force and all policies renewed or newly offered thereafter. Policyholders may accept or decline coverage at the offered rate. These exclusions remained in place with regard to domestic terrorism. Insurance companies were required under TRIA to notify in force commercial policyholders by February 24, 2003 that coverage is now provided and the cost for that coverage. The Company has complied with those requirements. We believe it is too early to determine TRIA’s impact on the insurance industry or to the Company. However, the enactment of TRIA has created a new regulator on the federal level charged with implementing the law and affecting commercial property and casualty lines, and opens the way for a possibly more permanent federal role in the U.S. in the regulation of insurance along with the States. The enacted temporary Federal reinsurance program terminates at the end of 2005.

Other Markets

Our insurance operations are also subject to regulation in the other markets in which we operate, including Canada, Denmark, Norway and Sweden.

Canada

The insurance market in Canada is regulated federally by the Office of the Superintendent of Financial Institutions, or OSFI, which reviews insurance companies for financial soundness and scope of business operations. OSFI derives its powers from, and is responsible for, administering the Insurance Companies Act (Canada), which sets out the rules for the structure and operation of federally incorporated insurance companies and the Office of the Superintendent of Financial Institutions Act (the OSFI Act). The insurance market is also regulated provincially by ten separate provincial and three territorial governments as to the licensing of companies, agents and brokers, policy wordings and policyholder rights. In Canada, we are authorized to engage in insurance activities in all ten provinces and three territories.

Insurance companies in Canada provide information to OSFI on an ongoing basis. Such information includes both corporate and financial information such as copies of the annual report, signed and audited annual financial statements, annual financial returns, and various monthly, quarterly and annual financial information. OSFI’s continuing supervision includes analysis of this information and regular examinations of insurance companies. OSFI has recently implemented a riskbased methodology for assessing financial institutions referred to as the Supervisory Framework. In applying this framework, OSFI looks at the inherent risks and the quality of risk management for each significant activity. The major risk categories assessed are credit, market, liquidity, insurance, operational, legal and regulatory and strategic. In assessing the quality of risk management, OSFI will rate operational management, financial analysis, compliance, internal audit, risk management, senior management and Board oversight. In determining an institution’s overall rating, OSFI also looks at earnings performance and adequacy of capital. OSFI assesses each of these areas and makes recommendations to the company with respect to any situations that may need improvement. Failure to maintain minimum capital levels may result in a directive to increase or take some other action to rectify any deficiency.

The capital position and requirements of Canadian insurance companies are monitored under the Minimum Capital Test (MCT) which was introduced in 2003 replacing the Minimum Asset Test (MAT) which applied until the end of 2002. The intent of the change was to establish a more riskbased framework under which the capital requirement for individual companies was based on their individual risk profile. The expectation is

Back to Contents

that the new risk based capital requirements will be reasonably neutral in terms of the level of capital required for the industry in aggregate.

The Insurance Companies Act (Canada) imposes a number of requirements on a company’s Appointed Actuary to report to the company’s board of directors and to file regular reports with OSFI. In addition, OSFI has recently mandated that all insurers have a Legislative Compliance Management System (LCMS), which is a system requiring evidence of compliance with the Insurance Companies Act (Canada) (the “Act”). OSFI has published a revised Legislative Compliance Guideline Management (“LCM Guideline”) which was effective commencing in 2003. The LCM Guideline requires a compliance regime to be set up for compliance with the governing legislation (the Act) and other legislation which would include all other legislation applicable to the operations of the company.

OSFI’s Corporate Governance Guideline, implemented in 2003, sets out its expectations of the board of directors and senior management respecting corporate governance and the factors OSFI considers in assessing the quality of governance of the institution. The Minister of Finance has released a consultation paper “Corporate Governance of Financial Institutions”, which will incorporate amendments into the Act probably sometime in 2003.

The federal government recently passed legislation for the protection of personal information. Compliance by insurance companies is required by January 1, 2004.

Scandinavia

Denmark

Insurance companies in Denmark are subject to regulation under the Insurance Business Act, or IBA. Pursuant to the IBA, the Danish Insurance Supervisory Authority, or DISA, has authority to grant regulatory permission to provide insurance for one or more of the classes recognized by the EU directives on non-life (property and casualty) and life insurance. Insurance companies are entitled to engage in insurance and closely related businesses only. Non-life (property and casualty) and life insurance operations must be organized in independent legal entities.

Insurance operations report their annual accounts to the DISA. They also annually submit to the DISA a detailed financial report and key figures statement for their insurance operations. In addition, the external and internal auditors’ long form audit reports relating to the annual accounts must be filed with the DISA. The detailed financial report and key figures statement allows the DISA to check the business on a class-by-class basis and review the continuity of the business and the adequacy of actuarially calculated reserves. The DISA is also entitled to ask for any additional information from the board, management, internal auditors and external auditors. Every four to five years, the DISA conducts a thorough on-site inspection of an insurance company and its business. The DISA may review other issues such as IT-security, reinsurance adequacy and valuation of assets at any time between the general inspections.

The IBA and DISA also regulate how funds are to be invested to minimize risks to the company’s policyholders. Assets corresponding to life insurance reserves are registered as available exclusively to cover those obligations.

Acquisitions of more than 10% of the shares of an insurance company, and the passing of additional 10% intervals, must be reported to, and are subject to the DISA’s approval. This approval is based on the filing of a statutory information questionnaire to allow the DISA to determine that the shareholder is acceptable. Also, new directors and executive managers must present an information questionnaire and their criminal record certificate to allow the DISA to determine that they are fit and proper persons to be involved in running the business.

Norway and Sweden

The regulations and legislation in Norway and Sweden are similar to those described above for Denmark.

Back to Contents

ORGANIZATIONAL STRUCTURE

The following chart shows in simplified form our corporate structure:

The table below presents our significant subsidiaries as of May 30, 2003. Except as otherwise indicated, we own 100% of the ownership and voting interests in such subsidiaries.

Principal activity

United Kingdom	Royal Insurance Holdings plc	Holding company
	Royal & Sun Alliance Insurance plc	General insurance
	British Aviation Insurance Company Ltd (57.1%)	General insurance
	The Globe Insurance Company Ltd	General insurance
	Legal Protection Group Holdings Ltd	Holding company
	The London Assurance	General insurance
	The Marine Insurance Company Ltd	General insurance
	Phoenix Assurance plc	Composite insurance
	Royal International Insurance Holdings Ltd	General insurance
	Royal & Sun Alliance Reinsurance Ltd	General insurance
	Royal & Sun Alliance Life & Pensions Ltd	Life insurance
	Royal & Sun Alliance Linked Insurances Ltd	Life insurance
	Sequence (UK) Limited	Estate agencies
	Sun Alliance and London Insurance plc	General insurance
	Sun Alliance and London Assurance Company Ltd	Life insurance
	Royal & Sun Alliance Life Holdings Ltd	Holding company
	Sun Insurance Office Ltd	General insurance
Argentina	Royal & Sun Alliance Seguros (Argentina) SA	General insurance

Brazil	Royal & Sun Alliance Seguros (Brasil) SA	General insurance

Canada	Roins Financial Services Ltd	Holding company
	Compagnie d’Assurance du Quebec (99.8%)	General insurance
	The Johnson Corporation	General insurance
	Royal & Sun Alliance Insurance Company of Canada	General insurance
	Western Assurance Company	General insurance

Chile	Royal & SunAlliance Seguros (Chile) SA (97.5%)	General insurance
	Compañia de Seguros de Vida La Construcción (51.0%)	Life insurance

Colombia	Royal & Sun Alliance Seguros (Colombia) SA (86.3%)	General insurance
	Royal & Sun Alliance Seguros de Vida (Colombia) SA (86.3%)	Life insurance

Back to Contents

Principal activity

Denmark	Codan A/S (71.7%)	Holding company
	Codan Forsikring A/S (71.7%)	General insurance
	A/S Forsikringsselskabet Codan Pension (71.7%)	Life insurance
	Codan Pensionforsikring A/S (71.7%)	Life insurance

Guernsey	Insurance Corporation of Channel Islands Ltd	General insurance

Hong Kong	Royal & Sun Alliance Insurance (Hong Kong) Ltd	General insurance

Isle of Man	Tower Insurance Company Ltd	General insurance

Mexico	Royal & Sun Alliance Seguros (Mexico) SA	General insurance

Netherlands Antilles	Royal & Sun Alliance Insurance (Antilles) NV (51.0%)	General insurance

Peru	Royal & Sun Alliance—Seguros Fenix (64.9%)	General insurance

Saudi Arabia	Royal & Sun Alliance Insurance (Middle East) Limited E.C. (50.01%)	General insurance

Singapore	Royal & Sun Alliance Insurance (Singapore) Ltd	General insurance

Sweden	Trygg-Hansa Försäkrings AB, Publikt (71.7%)	General insurance

United States of America	Royal & Sun Alliance USA, Inc	Holding company
	Royal Indemnity Company	General insurance
	Royal Insurance Company of America	General insurance
	Orion Capital Corporation	Holding company
	Security Insurance Company of Hartford	General insurance
	Guaranty National Insurance Company	General insurance

Uruguay	Royal & Sun Alliance Seguros (Uruguay) SA	General insurance

Venezuela	Royal & Sun Alliance Seguros (Venezuela) SA (99.0%)	General insurance

DESCRIPTION OF PROPERTY

Our international headquarters is located at 30 Berkeley Square, London, England. We also have the following regional headquarters:

•	Our U.K. region has its headquarters in London, Liverpool and Horsham, England;

•	Our Europe region has its headquarters in London, England and Copenhagen, Denmark;

•	Our Americas region has its headquarters in Charlotte, North Carolina; and

•	Our Asia Pacific region has its headquarters in Singapore.

In addition to our headquarter offices, we have major offices in Liverpool and Horsham, England; Toronto, Canada and Copenhagen, Denmark. We own or lease office space in about 40 countries around the world. We believe that these facilities are adequate for our present needs in all material respects. We also hold other properties for investment purposes.

Back to Contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes to those financial statements. Our consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs significantly from U.S. GAAP. A summary of significant differences between U.K. GAAP and U.S. GAAP is included in note 48 to our consolidated financial statements. You should read the information under “Forward-Looking Statements” for information about our presentation of forward-looking information.

Overview

We are one of the world’s leading multinational insurers. We have operations in approximately 40 countries and cover risks in over 130 countries, thus possessing one of the few truly international networks in the industry. We offer a broad range of property and casualty insurance products, and to a lesser extent, life insurance and asset accumulation products, and related services to both businesses and individuals.

To assist us in evaluating our current businesses and strategic opportunities, we introduced a risk-based capital assessment model in 1998 as our core measure of financial performance. This approach allows us to measure better the relative profitability of our component businesses and to set clear performance targets across our operations, better identifying those operations that we should expand and those that we should review or contract. In addition to evaluating the overall direction of our business, our risk-based capital model also enables us to make specific underwriting and investment management decisions based on returns on capital.

One feature of this approach that provides particular benefit to the worldwide Group is the advantage that is gained through having a diversified risk portfolio. The diversification of risk that arises from having operations in approximately 40 countries and writing both personal and commercial lines is that less capital should be required to support these risks than if they were all concentrated in a limited number of territories or classes of business. We believe that as a consequence of diversification, we can achieve better returns on risk-based capital. See “—Internal Capital Management Methodology”.

Industry Conditions

A variety of factors continue to affect the insurance industry’s outlook and profitability, including:

•	fluctuations in interest rates and other changes in the economic environment that affect market prices of investments and investment returns on those investments;

•	the impact of capital constraints on pricing and reinsurance availability;

•
competitive pricing pressures affecting the property and casualty operations as well as the frequency, severity, and development of insured loss events, including natural and other disasters (such as hurricanes, windstorms, earthquakes, floods, fires and explosions and other catastrophic events), the frequency and severity of which are inherently unpredictable;

•	consolidation of the industry; and

•	the regulatory environment.

Interest rate and equity market fluctuations

Over the past several years, movements in both short and long term interest rates have affected the level of gains and losses on fixed income securities. Generally, a sustained period of lower interest rates will reduce the investment income yield of our investment portfolio over time as higher-yielding investments are called, mature or are sold and proceeds are reinvested at lower rates. However, declining interest rates will generally increase unrealized gains, as well as realized gains to the extent fixed income securities are sold. Conversely, a sustained period of rising interest rates will increase the investment income yield on the portfolio over time but will generally lead to a reduction in unrealized and realized gains.

The various equity markets around the world can produce highly volatile and significantly varied results. In 2002, 2001 and 2000, stock markets were volatile and ended down for the year. In those years there was also a substantial decline in interest rates and bond market yields. The volatility of the investment markets impacts our

Back to Contents

investment performance. The impact of interest rates and equity market fluctuations may be reduced through the diversification of our investment portfolio, principally developed as a result of the geographic spread of our insurance businesses and the corresponding strategy of matching assets and liabilities to the extent possible by currency and maturity.

Our investment returns are also susceptible to changes in general economic conditions, including changes that impact the general creditworthiness of the issuers of debt securities and equity securities held in our portfolio. The value of our fixed income securities may be affected by changes in the investee’s credit rating. Where the credit rating of the issuer of the debt securities drops, the value of the fixed income security may also decline. Should the credit rating of the issuer fall so low that we are forced by regulatory bodies to dispose of our investment, we may realize a significant loss on our investment.

Fluctuations in interest rates and returns from equity markets also impact consumer behavior, especially in the life and asset accumulation businesses, where demand for fixed income products, such as fixed-return pension products, may decline when interest rates fall and equity markets are performing well. The demand for property and casualty insurance, particularly commercial lines, can also vary with the overall level of economic activity.

The impact of capital constraints on pricing and reinsurance availability

The capital capacity of the worldwide insurance industry has been reduced during 2001 and 2002 by three major factors:

•	The material decline in equity investment values;

•	The effect of large catastrophic loss events such as the World Trade Center terrorist attack and European floods of 2002; and

•	The cost of increasing provisions for long tail claims such as asbestos and environmental claims where settlement periods typically extend over many years.

The impact of these factors on reinsurers has been high, causing reinsurance costs for primary insurers to increase significantly worldwide. In turn, this has led to a reworking of risk models by insurers and a reassessment of the sort of business they want to write. The result, in many cases, has been more expensive insurance and less of it being available for customers, just at the time they want more.

Despite developments during 2001 and 2002, the outlook for the property and casualty insurance industry has been more positive than it has been in many years. The drive towards adequate pricing has been aided by the reduction in capacity within the market. Current conditions in the property and casualty insurance sector indicate that improvements in price and term conditions will continue, particularly for commercial lines business in the United Kingdom and the United States. Rates for renewals of business in January 2003 showed further increases and the indications are that this price environment will continue in major commercial markets.

Property and casualty pricing conditions and the occurrence of natural and other disasters

The property and casualty insurance industry historically has been cyclical, characterized by periods of price competition due to excessive underwriting capacity as well as periods where shortages of underwriting capacity have permitted favorable price levels. The property and casualty insurance industry is highly competitive in the areas of price, service, product offerings, agent relationships and, in the case of personal lines property and casualty business, method of distribution. In addition, an increasing level of commercial risk is now covered by large deductibles, risk purchasing groups, risk-retention groups and captive companies (in-house self-insurance programs). Partially offsetting the negative impact on pricing, the low inflation rates of recent years have had a favorable impact on claims costs and the development of loss reserves.

In the late 1990’s, the property and casualty insurance market experienced depressed returns due to unfavorable pricing conditions. Beginning in 2000, in the commercial lines market, we saw price increases for most classes of business in the United Kingdom, the United States and Australia. During 2001 and 2002, we saw significant price increases in the majority of our commercial lines of business. In personal lines we have seen a

Back to Contents

reduction in the rate of increase of a number of classes, such as U.K. personal automobile, as premium rates reached an appropriate level starting in 2001.

Our property and casualty business operations generate operating results that may vary significantly from year to year depending on the occurrence of natural and other disasters (such as hurricanes, windstorms, earthquakes, floods, fires, explosions, terrorist attacks and other catastrophic events), the frequency and severity of which are inherently unpredictable. Therefore, we have established risk management procedures to manage and reduce our risk from potential significant fluctuations in operating results due to natural and other disasters.

The unpredictability and competitive nature of the property and casualty insurance business historically has contributed to significant quarter-to-quarter and year-to-year fluctuations in underwriting results and net earnings in the property and casualty insurance industry. In addition, unanticipated underwriting losses and claims reserve adjustments suffered by our property and casualty insurance subsidiaries could have an adverse impact on our financial condition and operating results.

Consolidation

The consolidation trend observed in recent years among the world’s insurers largely ceased in 2001 due to a combination of adverse investment market conditions and the capital constraints following the World Trade Center terrorist attack. We expect it to resume over time as the drivers behind consolidation are still compelling. Consolidation occurs for many reasons, including:

•	achieving market expansion;

•	increasing revenues and achieving critical mass;

•	diversifying lines of business;

•	expanding distribution channels; and

•	securing cost and other operational synergies.

The result of this consolidation trend will continue to increase pressures on companies to reduce costs and increase brand recognition. In addition to the consolidation trend, new competitors have entered the market, such as banks selling personal lines, primarily automobile and household insurance and investment and savings vehicles.

Regulatory environment

Our insurance business is subject to detailed regulation in all the jurisdictions in which we do business. Regulation includes compliance with applicable laws covering training competencies, selling practices, operating and reporting requirements, monitoring of solvency and reserves, and asset valuation.

The U.K. regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU directives but is also the natural response of the regulators to the challenging market conditions that have prevailed over the last few years. The changes that can be expected in the solvency requirements in the United Kingdom are generally anticipated to arise in 2004, although it is possible that the FSA will move forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for the Group’s solvency and the impact of such developments could be material. In particular, the following developments, which are referred to elsewhere in this annual report, are relevant:

•
it is expected that the Financial Conglomerates Directive will be implemented in the United Kingdom over the next two or three years and this can be expected to impact the Insurance Groups Directive as it applies to U.K. insurance companies;

•
the United Kingdom is required to implement the EU Solvency I Directives under rules which will be made in September 2003, and which will take effect for financial years beginning on or after 2004. Among other changes, under the Solvency I Non-life Directive, firms that discount their technical provisions for outstanding claims, as the Group does to the extent described elsewhere in

Back to Contents

this annual report, will have to reduce their available margin of solvency by a corresponding amount. Recent guidance issued in draft form by the FSA has indicated that firms may be permitted to apply for waivers from the discounting rule or the FSA may introduce a blanket deferment of the application of this rule for a number of years;

•
It is also expected that the FSA will shortly be issuing guidance concerning proposed changes in the regulatory capital framework with a view to anticipating requirements of EU Solvency II Directives. It is understood that these changes could be quite radical and may be introduced over the next few years; and

•	the Group’s U.K. life companies are subject to the regulatory changes and risks described below and in “Item 3—Key Information—Risk Factors”.

The Group maintains a close dialogue with the FSA to gain as good an understanding as possible of the likely developments and, wherever possible, maximize the time available to plan for them.

In May 2000, new valuation regulations became effective for U.K. life insurance companies that effectively increased the level of reserves required to be held. To mitigate the effects of these new regulations, we have taken out a financial reinsurance contract in one of our life companies, Sun Alliance and London Assurance Company Limited (“SALAC”). In addition, SALAC’s ultimate parent company has agreed, in certain circumstances, to make loans to SALAC should it require additional funding because of changes in investment conditions.

We continue to have discussions with the FSA in relation to SALAC’s regulatory capital position. There is inevitable uncertainty arising from the outcome of these discussions, as there is from management actions taken to improve the capital position and other uncertainties. Together with uncertainties arising from the volatility of investment markets, this could lead to further action being necessary and financial consequences for the U.K. life operation. There would be a number of different ways in which we could respond. Consequently, it is not possible to reliably estimate the extent or probability of these outcomes. Based on the information currently available, we do not believe that any consequences will result in a materially adverse effect on the Group’s financial position.

Since 1994, the regulator of the U.K. financial services industry has required insurers to review certain past business sold through their representatives (exclusive agencies and direct sales forces) involving personal pension products offered by the insurer. An insurer must provide compensation when it is determined that an individual was inappropriately advised by a representative of the insurer to transfer pension funds from an employer sponsored scheme to a personal pension plan, or when inappropriately advised to purchase a personal pension plan instead of joining an employer sponsored scheme.

U.K. insurers, including our U.K. life insurance companies, have established provisions for future review and compensation costs; however, it is not yet possible to definitely assess the cost to the U.K. insurance industry or to our U.K. life insurance companies of such review and compensation. This review, including a similar one related to additional voluntary contributions, was completed in accordance with the regulator’s requirements in June 2002. Following a periodic inspection visit in August 2000, the FSA referred its findings to its enforcement division. Subsequently, the FSA has now levied a fine against us in respect of administration procedures relating to the review of pension transfer and opt-out business, which together with related costs, amounted to £1.6m.

The regulator of the U.K. financial services industry has also asked all U.K. insurers to contact policyholders who purchased mortgage endowment policies to cover the repayment of an interest-only mortgage. A significant proportion of these policies were sold in the late 1980’s and early 1990’s, when inflation and investment returns were higher than today’s environment. In the course of this exercise, U.K. insurers will provide policyholders with projections of the range of likely maturity proceeds from their policies, assuming a continuation of the current level of inflation and investment returns. During 2003, we will be undertaking a further mailing exercise in addition to the last mailing exercise which was conducted three years ago. We feel that adequate provision has been made in our financial statements for both the cost of these reviews and any potential compensation. Following an assessment of mortgage endowment sales practices, the FSA advised us that their findings had been referred to its enforcement division. On March 27, 2003, we were formally notified by the FSA of a fine totaling £950,000 in relation to this issue.

Back to Contents

During 2000, a test case was taken to the U.K. House of Lords over another U.K. life insurer’s bonus policy on pension policies with Guaranteed Annuity Options, or GAO’s. GAO’s are effectively commitments to pay a certain fixed rate of annuity when a pension policy vests. With the low rates of interest prevailing currently the levels of annuity are, in the majority of cases, more attractive than the income that policyholders could obtain in the open market. The decision of the U.K. House of Lords meant that the life insurer subject to the case had to adopt a bonus policy that does not take the cost of the guarantee into account.

Our bonus approach to GAO’s differs from that of the life insurer in question. We have been holding discussions with the FSA in relation to the treatment of guaranteed annuity options. These discussions have yet to be concluded and it is possible that the final outcome may have financial consequences, including the provision of financial support for subsidiaries and changes in the calculation of policyholder liabilities. There is uncertainty over what the financial consequences will be and if a requirement does arise there will be a number of different ways in which such a requirement may be satisfied. Consequently it is not possible to reliably estimate the extent or probability of these outcomes. Based on the information currently available we do not believe that it is probable that any financial consequences will be material to the Group’s financial position as a whole.

Two of our life companies, Royal & Sun Alliance Life & Pensions Limited (“RSALP”) and SALAC, have contingent loan agreements with Royal Insurance Holdings plc (“RIH”), whereby loans of up to £500 million will be provided by RIH in the event that either company’s statutory solvency margin, as calculated in accordance with FSA regulations, falls below £50 million in excess of the required minimum margin. Ordinarily, such loans are subsequently repayable on demand to the extent that after repayment the company’s statutory solvency margin would be in excess of £50 million.

As of December 31, 2002, £80 million was outstanding under this agreement from each company. At that time SALAC’s statutory solvency margin was below £50 million in excess of the required minimum margin by £25 million and, therefore, £55 million is deemed repayable on demand. However, in accordance with the terms of a reinsurance treaty with General & Cologne Re, any utilized contingent loan at December 31 of each year cannot be repaid by SALAC to RIH until the outstanding balance on the reinsurance agreement is exhausted. Therefore, the £25 million noted above cannot be repaid immediately even if the solvency position improves to over £50 million without the support of the contingent loan. With regard to RSALP all of the £80 million was deemed repayable on demand as its statutory solvency margin was above £50 million.

The U.K. insurance market is currently subject to a number of law reforms including:

•
Conditional Fees, for which new regulations were issued in 2000 regarding the use of conditional fee agreements, the effect of which is that more people now have access to the courts without a financial risk to themselves. This has tended to increase the number of claims. These agreements have also affected the cost of claims as attorneys can agree not to recover their costs from their clients if they are successful in litigation and recover an enhanced fee from the opponent. In addition, the market after the event for legal expenses insurance has been given a boost by the Access to Justice Act 2000 which enables a successful client to claim the premium from the unsuccessful opponent, in the same way as a success fee.

•
The Woolf reforms have sped up the settlement process so that insurers earn less investment income than previously. A further possible effect of the tightened timetables for dispute resolution established by the reforms is that insurers and their advisers will have less time to put together robust defenses to claims.

•
The Ogden Tables now give clear guidance on how to calculate an award for damages in personal injury cases. In deciding Wells v. Wells in July 1999, the House of Lords endorsed the use of the Ogden Tables and said that the rate of return (net of tax) in that case should be 3% a year, basing their judgment on the prevailing rate of return on index-linked gilts, as recommended in previous editions of the Ogden Tables. Following the Lord Chancellor’s Department order in respect of Section 1 of the Damages Act 1996, the rate has been further reduced from 3% to 2.5%. The cost of settlements has increased as a result.

We anticipate further law reform, including the encouragement of more structured settlements and the possible extension of National Health Service expense recovery to liability claims.

Back to Contents

U.K. Life Insurance Closure

Effective as of January 1, 2002, we withdrew the unitized with-profits option from our life and pensions products in the United Kingdom for new customers. In addition, in September 2002 we closed all our remaining life and asset accumulation products in the United Kingdom to new customers. The profit arising from the U.K. life operations that will be included in our operating result in the future is principally comprised of profits emerging on existing business from prior years together with the investment return earned on the shareholders’ capital committed to the life business. A significant element of the emerging profit relates to with-profits policies. The profit represents the shareholders’ share of the bonuses (or dividends) allocated to policyholders. The bonuses are determined by an actuarial valuation and generally accrue over the policy period.

Exchange Rate Fluctuations

We publish our consolidated financial statements in British pounds. A large portion of our consolidated revenues and expenses are denominated in currencies other than the British pound, primarily the U.S. dollar, Australian dollar (until the May disposal), Canadian dollar and Danish kroner. Fluctuations in the exchange rates used to translate these currencies into British pounds have had, and can be expected in the future to have, an impact on our reported results from year to year. We seek to mitigate this impact by investing in assets denominated in the same currencies and maturities as our corresponding insurance liabilities.

In preparing our consolidated financial statements, we use year-end exchange rates to translate balance sheet and profit and loss account items not denominated in British pounds. See note 5 to our consolidated financial statements for the rates of exchange into British pounds used in translating amounts in our consolidated financial statements.

Internal Capital Management Methodology

The capital requirements of an insurance company are determined by its exposure to risk and the solvency criteria established by management and statutory requirements. For a discussion of regulatory solvency, see “Item 4—Information on the Company—Regulation”. During 1998, we adopted a new risk-based capital model for:

•	determining our internal capital requirements;

•	setting return targets for our regional operations; and

•	establishing incentive plans for management.

Our risk-based capital model is designed to produce different capital requirements depending on the policies applied to the business, particularly investment and reinsurance policies. In employing our risk-based capital model, we use our present reinsurance and investment policies. For property and casualty business our policy from 1998 to 2001 was to invest 100% of capital and 5% of insurance technical reserves in equity securities, with the remaining 95% of insurance technical reserves invested in fixed income securities after funding working capital. Towards the end of 2001, we implemented a program of reducing the level of risk in our insurance businesses so as to reduce our risk-based capital target from the previous level of 47% of net premiums written to a new target of 40%.

Much of the reduction came from a lessening of risk in the investment portfolio where a total of £2.6 billion of equities were sold between 1999 and 2001. Over the course of 2002 this trend continued and by the end of the year property and casualty insurance equities amounted to £1.2 billion, in line with the policy of holding equities to around 37.5% of capital.

Our risk-based capital methodology has been applied to individual lines of business as well as territories and regions. It has also been applied retrospectively to 1998, 1997 and 1996 to determine notional capital allocations for internal comparisons.

The risk-based capital for each of our time-zone-based regions has been calculated using the same methodology as for the Group. However, the sum of the capital requirements for each region, calculated as if each was a separate entity, and based on the same solvency criteria (99% confidence of solvency not falling below 25% of net premiums written over a prospective five year period) is greater than that required for the

Back to Contents

Group as a whole. The difference between the two is the diversification benefit generated by the additional spread of risk in the Group.

In respect of the Group’s life insurance activities the capital requirement has been set equal to the actual capital invested in the life operations less an element of the invested capital that has been deemed available to meet general insurance requirements.

The total actual available capital, after deducting goodwill including goodwill in claims acquired and after adding back the equalization provisions, was £4,120 million as of December 31, 2002. The actual capital includes £773 million of dated loan capital.

At any point in time the capital position will show either a surplus or a shortfall. Exact matching would be coincidental given, in particular, the short term volatility in investment market values that impacts the available capital.

Our approach is to ensure that the shortfall or surplus is not excessive, and to project the capital position forward so as to ensure that prospectively there is sufficient capital to meet business and regulatory requirements.

The capital position of the Group remains a primary focus and we have initiated a number of actions to improve the capital position in 2003. These actions include:

•	reduction in property and casualty business capital requirements following disposal and discontinuance of operations;

•	release of capital from life operations;

•	profits arising on the disposal of operations, which has provided us with additional capital; and

•	retaining earnings from ongoing operations, including investment returns.

Before taking into account retained earnings, we expect that these actions will produce a projected surplus of up to £800 million by the end of 2004. To improve our capital position further, during 2002, we entered into a 10% quota share reinsurance program with Munich Re Group which covered the majority of our property and casualty business written in the United Kingdom, Denmark, the United States, Canada and Australia. Under this arrangement, Munich Re Group assumed 10% of our losses and expenses associated with reported and unreported losses in exchange for 10% of the policy premiums. The amount of written premiums ceded in 2002 was £698 million. As of January 1, 2003, the Group entered into a 15% quota share reinsurance program with Munich Re Group which covered the majority of our property and casualty business written in the United Kingdom, Denmark, Ireland, the United States and Canada.

The recent announcement by the FSA of the move to allowing a closer alignment of the valuation of life and asset accumulation actuarial liabilities for solvency purposes with their valuation under a more realistic view of the anticipated cash flows under the contracts in force is welcomed as a practical and sensible development. We believe that the impact for the Group is likely to be positive. We will continue to manage the run off of the U.K. life funds to maximize the release of capital, while meeting regulatory requirements.

Our post-tax nominal return on equity for 2002 was a negative 33.2%. The annual average post-tax nominal return over the past five years was a negative 22.3%. The annual average post-tax nominal return is calculated after adding back all dividends and capital movements such as the issuance or redemption of our share capital and providing in full for deferred tax liabilities on unrealized gains. The return is expressed as a percentage of our shareholders’ funds at the beginning of the period.

Longer Term Investment Return

The Association of British Insurers Statement of Recommended Practice on Accounting for Insurance Business (“SORP”) published in December 1998 introduced major changes in insurance accounting particularly in respect of investments. The SORP requires all investment capital gains and losses on assets backing property and casualty business and shareholder funds to be reflected in the consolidated profit and loss account. To avoid the distortions of short term market value movements, the SORP also recommends that U.K. insurers present a

Back to Contents

calculation of operating result including an allocated investment return which we refer to as longer term investment return. We use this method as the basis on which we monitor the performance of our business segments.

We have adopted this measure of Group operating result (based on longer term investment return) to bring the reporting of our property and casualty business into line with our risk-based capital measure of financial performance. Accordingly, we measure the performance of our operations by adding:

•	underwriting result, excluding the change in the equalization provision; plus

•	longer term investment return on assets backing property and casualty insurance liabilities; plus

•	longer term investment return on risk-based capital supporting the property and casualty business; less

•	certain corporate operating expenses not allocated to our segments.

The difference between Group operating result (based on longer term investment return) and profit before tax is principally attributable to:

•
the balance of the movement in investments between that generated by the longer term investment return and actual investment income and investment gains and losses, both realized and unrealized on a market value basis;

•	the change in the claims equalization provisions;

•
reorganization costs and losses in relation to terminated business, amortization of goodwill (including goodwill in acquired claims provisions), amortization of the value of long term business and dated loan capital interest; and

•	profit or loss on disposal of subsidiaries and branches.

See “—Consolidated Results of Operations” for a detailed analysis of the items and amounts comprising the differences between Group operating result (based on longer term investment return) and profit on ordinary activities before tax.

A consequence of this approach is that the property and casualty Group operating result (based on longer term investment return) will represent the pre-tax return on risk-based capital for this part of the business. We estimated the longer term investment return by reviewing investment market performance since 1918. Based on this analysis, we set the longer term investment return for 2002 assuming a risk free rate of 3%, equity risk premium of 3% and inflation of 3% per year. We believe this rate reflects the aggregate actual return on our investments over the longer term and our expectations for investment returns.

The longer term rate of return is set taking into account the investment policy of the Group reflecting a combination of historical experience and current market expectations for each geographical area and category of investments along with other political and economic factors. The longer term rate is set with an anticipation that longer term returns credited to operating results will not consistently exceed or fall below actual returns being earned. Rates will be reviewed annually and any downturns in our expectations of the longer term returns will be recognized immediately by reducing the assumed rate of return. In light of a shift in current investment conditions we have reduced the rates in 2003 to 2½% for the risk free rate, 2½% for the equity risk premium and 2½% for inflation.

The following measures our actual investment returns as compared to longer term investment returns for the years ended December 31, 1994 through December 31, 2002. Over the last nine years the aggregate of the actual movements has exceeded those calculated using the longer term rate of return; however the longer term return in 2002, 2001 and 1999 exceeded actual returns and the longer term return in 2000 was equal to actual returns.

Back to Contents

Total Investment Return
	Actual	Longer Term

	(£ in billions)

1994	0.0	1.0
1995	2.3	1.1
1996	1.4	1.1
1997	2.1	1.1
1998	1.6	1.1
1999	1.0	1.1
2000	1.2	1.2
2001	0.2	1.1
2002	0.5	1.1

Total	10.3	9.9

Total actual investment return includes investment income less investment expenses and related charges, realized gains and losses and unrealized gains and losses. The excess of actual over longer term over the last nine years reflects the favorable investment climate that has generally prevailed during that period.

A similar basis of calculation has been applied to both the shareholders’ funds attributable to our life business and any capital that is not required to support our property and casualty and life operations on a risk-based approach. The income resulting from the longer term rate of investment return applied to the balance of capital is included in Other Activities. In calculating this return, the pre-tax long term investment returns below are applied to the adjusted average values of the various categories of investment. The investment values taken are market prices, adjusted in situations where unusual market conditions existed during the valuation period. Thus at the end of 2002, 2001 and 2000, the actual market values were adjusted in the calculation of the long term return to reflect the disparity between the market yields at that time and the longer term yields. This normalization adjustment is based on longer term yield assumptions and produces an effective return for the year as follows:

	Stated long term return	Effective return

Equities	9%	12.8%
Fixed interest	6%	5.6%

Consolidated Results of Operations

The table below presents our U.K. GAAP consolidated results of operations for 2002, 2001 and 2000. U.K. GAAP differs significantly from U.S. GAAP. A reconciliation of the differences between U.K. GAAP and U.S. GAAP consolidated net income is included in note 48 to our consolidated financial statements. The table presents summarized results of our operations by segment as well as a reconciliation of segment operating result (based on longer term investment return) to our consolidated profit on ordinary activities before tax.

Group operating result (based on longer term investment return) is a measure used for internal purposes in the management of our business segments. It includes the pre-tax profits of our life and asset accumulation business, our property and casualty business and other activities including the Group’s share of the results of investments accounted for under the equity method. The property and casualty result and the result from other activities are determined using a longer term investment return to remove the effect of short term fluctuations in our investment portfolio. Group operating result (based on longer term investment return) is the same as group operating profit (based on longer-term investment return) determined in accordance with the Association of British Insurers’ SORP, but before charging the following unallocated corporate items: the change in equalization provisions, amortization of goodwill (including goodwill in acquired claims provisions), amortization of the value of long term (life) business, premium paid on the redemption of our convertible bonds, dated loan capital interest and reorganization costs (including losses on terminated business) and short term investment fluctuations. It also excludes the profit or loss on disposal of subsidiaries and branches. This measure differs from the profit or loss on ordinary activities before tax, which includes each of the above items.

Back to Contents

We use Group operating result (based on longer term investment return) to measure the financial performance of our segments and believe it represents the true long term measure of the performance of the Group.

Group operating result (based on longer term investment return) may not be comparable from one U.K. company to another as the method of calculation of the longer term investment return and the elements of the result that are included and excluded may differ between companies. For a discussion of longer term investment return, see “—Longer Term Investment Return”.

During 2002, the Group adopted the requirements of Financial Reporting Standard 19 “Deferred Tax”. Under this standard, deferred tax is provided in full for the estimated taxation, or relief from taxation that is expected to arise from material timing differences. Under our previous policy, deferred taxation was provided only for those timing differences expected to reverse in the foreseeable future. The new policy recognizes a change in U.K. GAAP and the comparatives have been restated accordingly.

During 2001, our directors reviewed the Group’s accounting policies in accordance with Financial Reporting Standard 18 “Accounting Policies”. They concluded that it is most appropriate in the Group’s particular circumstances, for the purpose of giving a true and fair view of our financial position, to discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to claims settlement and where there exists a suitable claims payment pattern. The change in accounting policy was made in part due to the increased materiality of long tail liabilities in 2001 and to show a fairer representation of these liabilities. In defining those claims with a long period from occurrence to claims settlement, we now use as a guide those categories of claims where the average period of settlement is six years or more from the balance sheet date. As a result we changed our accounting policy and restated all prior years accordingly. Property and casualty prior year loss ratios and prior year combined ratios were not restated as any revisions arising would have been insignificant.

Back to Contents

	Total			General business			Long Term business

Year Ended December 31,	2002	2001	2000	2002	2001	2000	2002	2001	2000

	(£ in millions)
Net premiums written
United Kingdom	4,381	5,254	5,153	3,426	3,490	3,148	955	1,764	2,005
Europe	2,260	2,338	2,639	1,671	1,601	1,749	589	737	890
Americas	2,783	3,178	3,095	2,654	2,983	2,798	129	195	297
Asia Pacific	1,093	942	924	884	739	677	209	203	247

Total	10,517	11,712	11,811	8,635	8,813	8,372	1,882	2,899	3,439

Underwriting result/long term (life) business result (1) (2)
United Kingdom	(35)	(363)	(178)	(145)	(481)	(342)	110	118	164
Europe	(114)	(94)	(169)	(176)	(109)	(196)	62	15	27
Americas	(482)	(494)	(185)	(502)	(510)	(209)	20	16	24
Asia Pacific	38	31	(6)	3	(6)	(43)	35	37	37

Total	(593)	(920)	(538)	(820)	(1,106)	(790)	227	186	252

Group operating result (based on longer term investment return)
United Kingdom	305	73	239	195	(45)	75	110	118	164
Europe	72	115	43	10	100	16	62	15	27
Americas	(182)	(125)	184	(202)	(141)	160	20	16	24
Asia Pacific	121	112	76	86	75	39	35	37	37

Total segmental results	316	175	542	89	(11)	290	227	186	252

Other activities (3)	(90)	(159)	(80)

Total	226	16	462
Amounts not allocated to operating segments:
Interest on dated loan capital	(52)	(58)	(55)
Changes in equalization provisions	1	(46)	(24)
Amortization of goodwill	(713)	(58)	(56)
Amortization of goodwill in acquired claims provisions	(25)	(37)	(59)
Reorganization/additional integration costs	(79)	(97)	(110)
Amortization of present value of acquired in force business	(13)	(13)	(9)

Group operating (loss)/profit (based on longer term investment return)	(655)	(293)	149
Short term investment fluctuations (4)	(551)	(845)	20

(Loss)/Profit on ordinary activities before exceptional items & tax	(1,206)	(1,138)	169

Profit/(Loss) on disposal of subsidiaries less provisions for losses on subsidiaries (5)	184	(109)	(128)

(Loss)/Profit on ordinary activities before tax	(1,022)	(1,247)	41
Tax on (loss)/profit on ordinary activities	91	353	(128)

Loss on ordinary activities after tax	(931)	(894)	(87)
(Loss)/profit attributable to equity minority interests	(9)	5	1

Loss for the year attributable to shareholders	(940)	(889)	(86)

(1)	Amounts are shown gross of tax.
(2)
The underwriting result/long term (life) business result presented above differs from that included in our consolidated financial statements because it excludes certain reorganization costs and integration costs, amortization of goodwill (including goodwill in acquired claims provisions), unwind of discount in respect of claims outstanding and amortization of acquired present value of long term business and merger-related expenditures not considered to be part of Group operating result (based on longer term investment return).

(3)
Other activities includes the operating result from non-insurance businesses such as real estate agency and investment management business. In addition it includes the longer term investment return applied to the surplus capital, central expenses, income from associated undertakings, expenses related to investment activities and short term loan interest expense.

(4)	Reflects the difference between the actual investment return and the longer term investment return. See “—Longer Term Investment Return”.

Back to Contents

(5)
During 2002, we disposed of subsidiary undertakings for a total consideration of £729 million. Included within the cash consideration is £219 million in respect of the transfer of Royal & Sun Alliance Linked Insurances Ltd to the life fund of our subsidiary, Phoenix Assurance plc. The transaction was at net asset value. The disposals of subsidiaries, branches and books of business gave rise to an exceptional pre-tax profit of £184 million after write off of £1 million of goodwill. Group disposals during the year consist of:

•
The investment management business, Royal & SunAlliance Investments, was sold on July 1, 2002. The transaction generated proceeds, net of costs, of £234 million and generated an exceptional pre-tax profit of £202 million.

•
Royal & Sun Alliance International Financial Services Limited was sold on June 30, 2002. The transaction generated proceeds, net of costs, of £127 million and generated an exceptional pre-tax profit of £10 million.

•	The Group disposed of its branch, Royal Insurance Italy, on September 6, 2002 for negative net sales proceeds of £5 million, which gave rise to an exceptional pre-tax loss of £28 million.
•	The Group disposed of its group risk business in the United Kingdom on October 1, 2002 for net sales proceeds of £15 million, which gave rise to an exceptional pre-tax profit of £15 million.
•
Other disposals during the year included Securitas Bremer Allgemeine Versicherungs AG, Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Schaderverzekering NV, Royal & SunAlliance Levensverzekering NV and Royal & Sun Alliance Insurance (Bahamas) Ltd for net sales proceeds of £139 million, which generated in aggregate an exceptional pre-tax loss of £15 million after write off of goodwill. With the exception of £1 million of goodwill written off in relation to the disposal of Securitas Bremer Allgemeine Versicherungs AG, there was no goodwill written off in relation to any of these disposals.

While all of the disposals were completed by December 31, 2002, our estimates of actual profits/losses on disposal are subject to subsequent adjustment in relation to the specific terms, conditions and warranties contained within the related disposal agreements.

During 2001, we disposed of subsidiary undertakings for a total consideration of £300 million. The disposals of subsidiaries gave rise to an exceptional pre-tax loss of £100 million after write off of £168 million of goodwill. The subsidiaries sold during the year comprised Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA, Royal & Sun Alliance Vida y Pensiones SA, Swinton (Holdings) Ltd, Royal & Sun Alliance Trust (Jersey) Ltd, Royal & Sun Alliance Trust (Channel Islands) Ltd, Royal & Sun Alliance Trust Company Ltd and Royal & Sun Alliance Life Insurance Company of Canada.

Additionally, the disposals in respect of Lloyd Italico Vita SpA, Lloyd Italico Assicurazioni SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA were completed in 2001 with a total consideration of £88 million. At December 31, 2000, a provision for £63 million was made and goodwill of £102 million, previously written off directly to profit and loss reserves, had been written off in the non-technical account. These disposals gave rise to an additional exceptional pre-tax loss of £9 million.

During 2000, we disposed of subsidiary undertakings for a total consideration of £81 million. The disposals of subsidiaries gave rise to an exceptional pre-tax profit of £36 million and a post-tax profit of £27 million. There was no goodwill required to be written off on these disposals. The subsidiaries sold during 2000 were Sun Alliance Versicherungs—Aktiengesellschaft, Royal & Sun Alliance SIM SpA, Royal & Sun Alliance SGR SpA, Royal & Sun Alliance Insurance (Jamaica) Limited, Royal Insurance Company of East Africa Limited, Royal Special Risks Insurance Company, The London Assurance of America Inc. and Alliance Assurance Company of America.

We also disposed of part of an interest in a subsidiary to its minority shareholders for consideration of £10 million, which gave rise to an exceptional pre-tax profit of £1 million in 2000.

Year ended December 31, 2002 compared to year ended December 31, 2001

Net premiums written

Property and casualty net premiums written decreased by £178 million, or 2.0%, to £8,635 million in 2002 from £8,813 million in 2001. On a constant exchange rate basis, net premiums written increased £40 million, or 0.1%. During 2002, we entered into a 10% quota share reinsurance program with Munich Re Group which covered the majority of our business written in the United Kingdom, Denmark, United States, Canada and Australia. Under this arrangement, Munich Re Group assumed 10% of our losses and expenses associated with reported and unreported losses in exchange for 10% of the policy premiums. The amount of written premiums ceded under this program in 2002 was £698 million.

Excluding the effect of the Munich Re quota share treaty net premiums written increased by £520 million, or 5.9%, compared to 2001. This was mainly due to an increase in net premiums written in the United Kingdom of £263 million, or a 7.5% increase and in Asia Pacific of £207 million, or a 28.0% increase. In the United Kingdom, this was largely caused by 11% growth in personal household net premiums written and 20% growth in premiums on continuing commercial business. In Asia Pacific, the increase in net premiums written was due to growth in Australia in personal automobile and household business and rate increases in commercial property and liability classes. The increase in Asia Pacific net premiums written also reflected premiums arising from the acquisition in New Zealand of GIO Holdings New Zealand Limited in October 2001.

Life and asset accumulation net premiums written decreased by £1,017 million, or 35.1%, to £1,882 million in 2002 from £2,899 million in 2001, in actual terms and on a constant exchange rate basis. This decrease was principally due to the disposal of the U.K. group risk business as well as the Isle of Man, Benelux and German life operations in 2002 and the closure to new business of the U.K. with-profits funds in 2001 and the remaining Phoenix and unit-linked funds in 2002.

Back to Contents

In November 2002 we announced plans to refocus the Group. We anticipate that this will significantly reduce our net premiums written in the future and that we will sell or close a number of businesses and withdraw from a number of countries. Our target is to reduce net premiums written from £8.6 billion in 2002 to £5.5 billion by the end of 2004. In April 2003 we sold our U.K. health insurance business which accounted for net premiums written of £245 million in 2002. In May 2003 we disposed of, by way of an initial public offering, our property and casualty and life and asset accumulation businesses in Australia and New Zealand. Our property and casualty businesses in Australia and New Zealand accounted for £756 million of property and casualty net premiums written in 2002. Our life and asset accumulation businesses in Australia and New Zealand accounted for £209 million of life and asset accumulation net premiums written in 2002. In June 2003, we announced the disposal of our U.S. property and casualty subsidiary Royal Specialty Underwriting (“RSUI”). RSUI accounted for property and casualty net premiums written of £288 million in 2002.

In the aggregate we have disposed of or agreed to sell operations that accounted for £1,539 million of property and casualty net premiums written in 2002.

Loss on ordinary activities before tax

Loss on ordinary activities before tax was £1,022 million in 2002 compared to £1,247 million in 2001, a decrease of £225 million or 18.0%. The loss was partly due to a £653 million write down of goodwill deemed not recoverable in the United States (£549 million), Australia (£92 million) and other territories (£12 million). This write down followed impairment reviews and is included in the £713 million amortization of goodwill charge. The loss on ordinary activities before tax was also adversely affected by the adverse development in the underwriting loss attributable to prior years amounting to £595 million, record levels of weather claims in the United Kingdom, a number of significant weather events in Europe and an exceptional number of large losses in Scandinavia. Life and asset accumulation operating result increased £41 million, or 22%, to £227 million in 2002 from £186 million in 2001 due to the release of £50 million of previously unallocated surplus in our life insurance operation in Denmark. In addition, it was impacted by short term investment fluctuations, reorganization costs and other items described below.

In February 2000, we raised a further £146 million in the form of a subordinated loan due 2030. We treat long term subordinated liabilities as part of our capital base. Accordingly we treat interest on these subordinated liabilities of £52 million as a financing item. The interest charge was lower than 2001 by £6 million because of foreign exchange rate movements.

The change in the equalization provisions was a release of £1 million in 2002 as compared to a charge of £46 million in 2001 bringing the total equalization provision to £293 million. Claims equalization provisions are established in a number of countries in accordance with local regulatory requirements. They represent a provision over and above the liability for outstanding claims.

Other items affecting profit on ordinary activities before tax include the amortization of goodwill of £713 million discussed above. In addition, under U.K. GAAP the fair value of property and casualty business claims provisions relating to businesses acquired is established after making allowance for future investment income, and the resulting discount is amortized in our profit and loss account over the expected run-off period of the related claims. The charge of £25 million in 2002 and £37 million in 2001 relates to Orion and Trygg-Hansa. Reorganization costs decreased to £79 million in 2002 from £97 million in 2001. The reorganization costs principally arose in the United Kingdom and the United States. The present value of in-force business existing at acquisition is amortized in the long term technical account over the anticipated periods of the related contracts in the portfolios in arriving at profit on ordinary activities before tax. This amounted to £13 million in each of 2002 and 2001.

Short term investment fluctuations represents the difference between the total actual investment return and longer term investment return. See “—Longer Term Investment Return” for a description of total actual investment return and longer term investment return. In 2002 total actual investment return of £508 million was below 2002 longer term investment return of £1,059 million, resulting in a shortfall in other movements in investments of £551 million as compared to £845 million in 2001. Profit on disposal of subsidiaries less provisions for losses on subsidiaries was a £184 million profit in 2002 as compared to a £109 million loss in 2001. The profit was mainly in respect of the disposal of Royal & SunAlliance Investments.

Back to Contents

Loss attributable to shareholders

Taxation on loss on ordinary activities increased £262 million to a £91 million credit in 2002 from a £353 million credit in 2001. The tax credited is low in relation to the loss on ordinary activities before tax mainly due to the amortization of goodwill and the amortization of goodwill in acquired claims neither of which are deductible for tax purposes. Following the adoption in 2002 of Financial Reporting Standard 19 “Deferred Tax”, deferred tax is now provided for in full on a discounted basis. The impact of this change in accounting policy is to decrease the tax on loss on ordinary activities by £172 million resulting in a tax credit of £91 million, compared with a charge of £81 million that would have arisen under the previous policy.

The result attributable to shareholders decreased by £51 million to a loss of £940 million in 2002 from a loss of £889 million in 2001 due to the factors described above.

Year ended December 31, 2001 compared to year ended December 31, 2000

Net premiums written

Property and casualty net premiums written increased by £441 million, or 5.3%, to £8,813 million in 2001 from £8,372 million in 2000. On a constant exchange rate basis, net premiums written increased £496 million, or 6.0%. The increase was mainly due to an increase in net premiums written in the United Kingdom of £342 million, or 10.9%, to £3,490 million in 2001 from £3,148 million in 2000, principally as a consequence of rate increases on commercial business.

Life and asset accumulation net premiums written decreased by £540 million, or 15.7%, to £2,899 million in 2001 from £3,439 million in 2000. This decrease was due to the disposals of our Italian, Spanish and Canadian life operations during the period and a reduction of £241 million in U.K. new premiums written principally relating to reduced single premium sales towards the end of the year.

On a constant exchange rate basis, new business annual premium equivalent decreased 14.0%, reflecting a 13.0% decrease in periodic premium and 16.0% decrease in single premium business. The decrease is attributable to the difficult trading conditions in the United Kingdom and the disposals of our Italian, Spanish and Canadian life operations.

Loss on ordinary activities before tax

Loss on ordinary activities before tax was £1,247 million in 2001 compared to a profit of £41 million in 2000, a decrease of £1,288 million. The Group result was severely impacted by our estimated costs of £215 million from the World Trade Center terrorist attack and the claims provision increases of £475 million for asbestos and environmental claims and discontinued business. Life and asset accumulation operating result decreased £66 million, or 26.2%, to £186 million in 2001 from £252 million in 2000 due to declines in the United Kingdom, Europe and the Americas. See “—Results of Operations by Operating Segment”. In addition, the loss on ordinary activities before tax for 2001 is affected by other movements in investments, changes in equalization provisions and other items described below.

In February 2000, we raised a further £146 million in the form of a subordinated loan due 2030. We treat long term subordinated liabilities as part of our capital base. Accordingly we treat interest on these subordinated liabilities of £58 million as a financing item.

The change in the equalization provisions was £46 million in 2001 as compared to £24 million in 2000 bringing the total equalization provision to £331 million. Claims equalization provisions are established in a number of countries in accordance with local regulatory requirements. They represent a provision over and above the liability for outstanding claims.

Other items affecting profit on ordinary activities before tax include the amortization of goodwill of £58 million in 2001 attributable to our acquisition of Orion, Trygg-Hansa and Tyndall during 1999. In addition, under U.K. GAAP the fair value of property and casualty business claims provisions relating to businesses acquired is established after making allowance for future investment income, and the resulting discount is amortized in our profit and loss account over the expected run-off period of the related claims. The charge of £37 million in 2001 and £59 million in 2000 relates to Orion and Trygg-Hansa. Reorganization costs decreased to £97 million in 2001 from £110 million in 2000. The reorganization costs principally arose in the United Kingdom and the United

Back to Contents

States. The present value of in-force business existing at acquisition is amortized in the long term technical account over the anticipated periods of the related contracts in the portfolios in arriving at profit on ordinary activities before tax. This amounted to £13 million in 2001 and £9 million in 2000.

Other movements in investments represents the difference between the total actual investment return and longer term investment return. See “—Longer Term Investment Return” for a description of total actual investment return and longer term investment return. In 2001 total actual investment return of £262 million was below 2001 longer term investment return of £1,107 million, resulting in a shortfall in other movements in investments of £845 million in 2000 compared to an excess of £20 million in 2000. Profit on disposal of subsidiaries less provisions for losses on subsidiaries was a £109 million loss in 2001 as compared to a £128 million loss in 2000. The loss included £168 million of goodwill related to the entities sold, which was previously written off directly to our profit and loss reserves.

Loss attributable to shareholders

Taxation on profit on ordinary activities decreased £481 million to a £353 million credit in 2001 from a £128 million charge in 2000. The tax credited is low in relation to the loss on ordinary activities before tax mainly due to the amortization of goodwill, the amortization of goodwill in acquired claims provisions and the goodwill on subsidiaries to be sold previously written off directly to profit and loss reserves, none of which are deductible for tax purposes.

The result attributable to shareholders decreased by £803 million to a loss of £889 million in 2001 from a loss of £86 million in 2000 due to the factors described above.

Results of Operations by Operating Segment

Our operating segments have been defined based on our management structure which is currently organized into four time-zone-based regions. Our operating segments are:

•	United Kingdom. This region is comprised of our businesses in the United Kingdom.

•	Europe. This region is comprised of our businesses in Continental Europe, and Middle East and Africa.

•	Americas. This region is comprised of our businesses in the United States, Canada, Latin America and the Caribbean.

•	Asia Pacific. This region is comprised of our businesses in Asia, and prior to their disposal in 2003, Australia and New Zealand.

Each region formulates its own strategic, commercial and financial policy in conformity with our overall strategy and performance targets. To measure segment profit, we allocate portions of our longer term investment return to our segment underwriting results. See “—Internal Capital Management Methodology” and “—Longer Term Investment Return”.

A new regional structure that reflects the changes taking place in the business and the Group’s geographic focus will be implemented in stages over the remainder of 2003. The Group will be divided into five regions: United Kingdom, United States, Canada, Scandinavia and International. The International region will comprise our businesses in Ireland, Italy, the Middle East and Africa, our businesses in Latin America and the Caribbean and our remaining businesses in Asia Pacific.

Back to Contents

United Kingdom

The table below presents information regarding the United Kingdom segment’s results of operations for the years indicated. In September 2002, we closed our U.K. life and asset accumulation business to new business. In April 2003, we sold our U.K. health insurance business which contributed £273 million of property and casualty net premiums written in 2002, £270 million of property and casualty net premiums written in 2001 and £309 million of property and casualty net premiums written in 2000.

	Year Ended December 31,

	2002	2001	2000

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	3,426	3,490	3,148

Life and asset accumulation	955	1,764	2,005

Property and casualty underwriting result	(145)	(481)	(342)
Allocated investment return	340	436	417

Property and casualty operating result (based on longer term investment return)	195	(45)	75
Life and asset accumulation result	110	118	164

Segment operating result (based on longer term investment return)	305	73	239

Property and casualty loss ratio	74.2%	83.7%	79.2%
Property and casualty expense ratio	29.5%	30.2%	32.3%

Property and casualty combined ratio	103.7%	113.9%	111.5%

Life new business annual premium equivalent	52	149	165

Year ended December 31, 2002 compared to year ended December 31, 2001

United Kingdom net premiums written

Property and casualty net premiums written decreased by £64 million, or 1.8%, to £3,426 million in 2002 from £3,490 million in 2001. The reduction was due to the Munich Re quota share treaty that ceded 10% of written premiums across the majority of the U.K. book. This reduced written premiums by £319 million in 2002 while there was no equivalent contract in 2001. In personal business, net premiums written decreased by £44 million, or 2.6%, to £1,647 million in 2002 from £1,691 million in 2001. The decrease reflects an £80 million rise in household products distributed through corporate partnerships offset by £148 million of premiums ceded pursuant to the quota share treaty.

In commercial business, net premiums written decreased £20 million, or 1.1%, to £1,779 million in 2002 from £1,799 million in 2001. There was an increase across most product lines within our domestic U.K. business, notably in the property, packages, liability and automobile accounts largely due to the cumulative effect of rate increases applied throughout the year. However, these were offset by £171 million of premiums ceded pursuant to the quota share treaty and £124 million due to a reinsurance premium ceded on a contract that significantly reduced our exposure to financial enhancement products. Written premiums also continued to be reduced by the costs relating to the purchase of a stop loss reinsurance treaty covering our U.K. commercial business. Domestic premiums have increased reflecting continued improved market conditions following the World Trade Center terrorist attack and also in part due to the collapse of the U.K. insurer, Independent Insurance plc, in May 2001, which also provided an opportunity for us to acquire additional business.

Life and asset accumulation net premiums written decreased £809 million, or 45.9%, to £955 million in 2002 from £1,764 million in 2001. On an annual premium equivalent basis, new business sales decreased by £97 million in 2002. Premium sales fell following our decision to close the main with-profit funds to new business in December 2001 and to completely close the U.K. life operation to new business in September 2002.

Back to Contents

United Kingdom segment operating result (based on longer term investment return)

United Kingdom segment operating result (based on longer term investment return) increased £232 million, or 317.8%, to £305 million in 2002 from £73 million in 2001 due to the improvement in our property and casualty operating result which was partly offset by a deterioration in our life and asset accumulation result.

Our property and casualty operating profit for 2002 of £195 million was £240 million more than in 2001. This was driven by the significant turn around in the commercial market in 2002 and larger levels of reserve strengthening in 2001. Our property and casualty underwriting loss improved by £336 million to £145 million in 2002. Consequently, our loss ratio decreased to 74.2% in 2002 from 83.7% in 2001. The expense ratio decreased to 29.5% in 2002 from 30.2% in 2001. The resulting combined ratio was 103.7% in 2002 compared to 113.9% in 2001.

In personal business, our operating result declined by £150 million to a loss of £21 million in 2002 from a profit of £129 million in 2001, with the combined ratio deteriorating to 110.4% in 2002 from 102.8% in 2001 because of specific intermediated automobile reserve strengthening for prior year bodily injury claims of £94 million and as a result of £71 million of weather incidents throughout 2002. Our household combined ratio deteriorated to 109.7% in 2002 from 101.3% in 2001 mainly due to weather claims. Our personal automobile combined ratio deteriorated to 122.9% in 2002 from 109.5% in 2001, mainly as a result of claims reserve strengthening. Our other personal lines, including health and creditor business, experienced a £13 million improvement to their underwriting result.

In commercial business, our operating result increased by £390 million to a profit of £216 million in 2002 principally due to the improved trading conditions in 2002 and due to higher asbestos and London Market reserve strengthening in 2001. The commercial automobile underwriting result improved to a profit of £23 million in 2002 from a profit of £19 million in 2001, reflecting an improvement in the combined ratio to 94.6% in 2002 from 95.5% in 2001 as we continued to benefit from the remedial action and rating increases we introduced in prior years. There has been a substantial turnaround in our property result with a 2002 underwriting profit of £70 million, £140 million better than 2001. The property result reflects the strong rating and underwriting action taken in 2001 and 2002 and is despite an increase in adverse weather losses of £33 million in 2002. Underwriting losses decreased by £53 million in our casualty line in 2002. The 2002 casualty underwriting result of £81 million is after £58 million of prior year reserve strengthening after discounting. Claims costs have also risen significantly following the U.K. law reforms discussed in “—Industry Conditions—Regulatory environment”, as well as the continued costs associated with the purchase of worldwide catastrophe reinsurance. Overall though as a result of the remedial actions we have taken and the improved rating environment, our combined ratio for commercial business has improved to 98.0% in 2002 from 126.7% in 2001. We also had a net recovery of £11 million in 2002 under a stop loss reinsurance treaty.

Allocated investment return, which represents the longer term investment return on capital allocated to U.K. property and casualty business, decreased £96 million, or 22.0%, to £340 million in 2002 from £436 million in 2001. This reflected the change in mix of the capital between equities and bonds and the expected returns on each. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Our life and asset accumulation result decreased £8 million to £110 million in 2002 from £118 million in 2001. The result reflects the fact that the profit under U.K. GAAP is strongly influenced by the declaration of bonuses to with-profits policyholders and following the continued decline in equity markets bonuses were substantially reduced during 2002. The underlying driver of the life profit is primarily investment conditions. Equity performance is reflected in both of the key elements of the life profit, terminal bonuses and the return on shareholders’ capital, and though the with-profits funds look to smooth the return to policyholders, the level of the equity markets decline has forced the requirement to make significant reductions to bonuses. Our two main with-profits life operations have previously maintained their levels of profitability as a consequence of both the investment conditions and the level of policy maturities. However, the number of policies maturing will begin to decline in the next few years which will lead to downward pressure on the profit.

Back to Contents

Year ended December 31, 2001 compared to year ended December 31, 2000

United Kingdom net premiums written

Property and casualty net premiums written increased by £342 million, or 10.9%, to £3,490 million in 2001 from £3,148 million in 2000. In personal business, net premiums written increased by £18 million, or 1.1%, to £1,691 million from £1,673 million in 2000. The increase reflects a rise in household products distributed through corporate partnerships and brokers partly offset by a reduction in the amount of creditor business due to the loss of a corporate partnership account.

In commercial business, net premiums written increased £324 million, or 22.0%, to £1,799 million in 2001 from £1,475 million in 2000. The increase was across product lines within our domestic U.K. business, notably on the property, packages and liability accounts largely due to the cumulative effect of rate increases applied throughout the year. We also significantly increased aviation premiums initially following our participation in the American Aviation Underwriting pool from January 1, 2001 and then further following the significant rating rise in aviation premiums following the attack on the World Trade Center. Domestic premiums have increased reflecting improved market conditions in part due to the collapse of the U.K. insurer Independent Insurance plc in May 2001, which also provided an opportunity for us to acquire additional business. Written premiums continue to be reduced by the costs relating to the purchase of a stop loss reinsurance treaty covering our U.K. commercial business.

Life and asset accumulation net premiums written decreased £241 million, or 12.0%, to £1,764 million in 2001 from £2,005 million in 2000. On an annual premium equivalent basis, new business sales decreased by £16 million. Premium sales fell following our decision to reduce with-profit bond sales in favor of a more transparent product the “Lifestyle bond” in January 2001, sales of which have been adversely impacted by falling stockmarket prices, the continued uncertainty surrounding the life operations in the United Kingdom and the decision to close the main with-profit funds to new business in December 2001. The reductions have been partly offset by higher sales of our group risk products.

United Kingdom segment operating result (based on longer term investment return)

United Kingdom segment operating result (based on longer term investment return) decreased £166 million, or 69.5%, to £73 million in 2001 from £239 million in 2000 due to a decrease in both our property and casualty operating result and in our life and asset accumulation result.

Our property and casualty operating loss for 2001 of £45 million was adversely impacted by the need to significantly strengthen our asbestos reserves by £135 million net of discount of £65 million and due to reserve strengthening of £200 million on certain lines of discontinued London Market business. Our property and casualty underwriting loss increased by £139 million to £481 million in 2001. Consequently, our loss ratio increased to 83.7% in 2001 from 79.2% in 2000. The expense ratio decreased to 30.2% in 2001 from 32.3% in 2000 as we have reduced expenses in the commercial division despite the increase in written premiums. The resulting combined ratio was 113.9% in 2001 compared to 111.5% in 2000.

In personal business, the combined ratio improved to 102.8% in 2001 from 110.1% in 2000, mainly as a result of the severe weather in the fourth quarter of 2000, which cost £85 million and a continued improvement in our personal automobile business book. Our household combined ratio improved to 101.3% in 2001 from 111.6% in 2000. Our personal automobile combined ratio improved to 109.5% in 2001 from 113.4% in 2000, mainly as a result of price increases and reduced young driver exposure leading to a reduction in claims cost and frequency. Our automobile and household ratios have also been impacted by claims management initiatives that created incremental cost savings of £35 million in 2001. Our other personal lines including health and creditor business experienced a £22 million improvement to their underwriting result.

In commercial business, our operating result decreased by £236 million to a loss of £174 million in 2001 principally due to the asbestos and London Market reserve strengthening. The commercial automobile combined ratio improved to 95.5% in 2001 from 110.1% in 2000 due to the remedial action and rating increases we introduced throughout 1999 and 2000. Underwriting losses increased by £4 million in our property line and £93 million in our casualty line. The property result was impacted by large claims that were £52 million more than in 2000 that more than offset a reduction in weather costs arising from the severe weather in the fourth quarter of 2000 which cost £50 million. The liability result has worsened as it includes £58 million of the asbestos claims

Back to Contents

reserve strengthening after discounting. Claims costs have also risen significantly following the U.K. law reforms discussed in “—Industry Conditions—Regulatory environment”, as well as the continued costs associated with the purchase of worldwide catastrophe reinsurance. As a result, our combined ratio for commercial business deteriorated to 126.7% in 2001 from 113.4% in 2000. These adverse developments were partly offset by a net recovery of £22 million in 2001 under the stop loss reinsurance treaty described above.

Allocated investment return, which represents the longer term investment return on capital allocated to U.K. property and casualty business, increased £19 million, or 4.6%, to £436 million in 2001 from £417 million in 2000. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Our life and asset accumulation result decreased £46 million to £118 million in 2001 from £164 million in 2000 reflecting the same factors discussed above. In addition our life and asset accumulation result was adversely affected in 2001 by a further deterioration in the cost of the personal pension transfer review.

Europe

Europe includes our operations in Continental Europe, the Middle East and Africa. The table below presents information regarding our Europe segment’s results of operations for the years indicated. The information presented below for our Europe region includes property and casualty net premiums written by our Benelux, German and Italian direct automobile business which were sold in 2002. Our Benelux, German and Italian direct automobile businesses accounted for £250 million of our Europe property and casualty net premiums written in 2002, £280 million of our Europe property and casualty net premiums written in 2001 and £257 million of our Europe property and casualty net premiums written in 2000. It also includes life and asset accumulation net premiums written by our Isle of Man, Benelux and German life and asset accumulation businesses until they were sold in 2002. Our Isle of Man, Benelux and German life and asset accumulation businesses accounted for £279 million of our Europe life and asset accumulation net premiums written in 2002, £460 million of our Europe life and asset accumulation net premiums written in 2001 and £510 million of our Europe life and asset accumulation net premiums written in 2000.

	Year Ended December 31,

	2002	2001	2000

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	1,671	1,601	1,749

Life and asset accumulation	589	737	890

Property and casualty underwriting result	(176)	(109)	(196)
Allocated investment return	186	209	212

Property and casualty operating result (based on longer term investment return)	10	100	16
Life and asset accumulation result	62	15	27

Segment operating result (based on longer term investment return)	72	115	43

Property and casualty loss ratio	86.7%	81.3%	84.2%
Property and casualty expense ratio	24.2%	25.3%	26.8%

Property and casualty combined ratio	110.9%	106.6%	111.0%

Life new business annual premium equivalent	97	124	156

Back to Contents

Year ended December 31, 2002 compared to year ended December 31, 2001

Europe net premiums written

Property and casualty net premiums written increased £70 million, or 4.4%, to £1,671 million in 2002 from £1,601 million in 2001. On a constant exchange rate basis, net premiums written decreased £31 million, or 1.8%, primarily due to Denmark’s participation in the 10% quota share reinsurance program with Munich Re, the sale of our Spanish operations which took effect in July 2001 and the sale of our Benelux operations which took effect in June 2002. The total amount of premiums ceded by Denmark under the quota share reinsurance program in 2002 was £39 million. Net premiums written increased in most of our principal markets in Europe as follows on a constant exchange rate basis:

•	18% in Scandinavia to £952 million, partly due to the inclusion of Trekroner from January 1, 2002 and the Folksam portfolio from September 1, 2001;

•	8% in Italy to £150 million, excluding net premiums written of £49 million by Italy Direct which was sold in September 2002; and

•	13% in Ireland to £253 million.

Life and asset accumulation net premiums written decreased £148 million, or 20%, to £589 million in 2002 from £737 million in 2001, primarily due to the sale of our business in the Isle of Man in July 2002 which contributed life and asset accumulation net premiums written of £212 million in 2002 and £368 million in 2001, and the sale of our Benelux life operations in June 2002 which contributed life and asset accumulation net premiums written of £24 million in 2002 and £49 million in 2001. On a constant exchange rate basis, net premiums written decreased £171 million, or 23%. On an annual premium equivalent basis, sales decreased by 24% on a constant exchange rate basis, consisting of a 20% decrease in periodic premium business and a 34% decrease in single premium business.

Europe segment operating result (based on longer term investment return)

Europe segment operating result (based on longer term investment return) decreased £43 million to £72 million in 2002 from £115 million in 2001.

Our property and casualty operating result deteriorated £90 million to £10 million in 2002 due primarily to deterioration in our underwriting result in Scandinavia of £50 million, deterioration in the underwriting result in Germany of £19 million and deterioration on long term investment result of £23 million. Our loss ratio deteriorated to 86.7% in 2002 from 81.3% in 2001. Our expense ratio improved to 24.2% in 2002 from 25.3% in 2001. Our combined ratio was 110.9% in 2002 compared to 106.6% in 2001.

In Scandinavia, on a constant exchange rate basis, our underwriting loss deteriorated £48 million to £86 million in 2002. In personal business our combined ratio deteriorated to 107.3% in 2002 from 103.3% in 2001, due mainly to rising bodily injury claims. In commercial business our combined ratio deteriorated to 111.8% in 2002 from 106.0% in 2001, due to reserve strengthening in the automobile account and a number of large losses in Denmark and Sweden.

In Italy, on a constant exchange rate basis, our underwriting loss decreased £4 million to £11 million in 2002, due mainly to the inclusion in 2002 of only eight months underwriting losses from our direct operation which was sold in September 2002. In personal business, our combined ratio improved to 106.5% in 2002 from 108.8% in 2001. In commercial business, our combined ratio deteriorated to 106.0% in 2002 from 105.4% in 2001.

In Ireland, on a constant exchange rate basis, our underwriting loss deteriorated £6 million to £35 million in 2002 mainly due to reserve strengthening and weather-related claims. The combined ratio for personal business deteriorated to 119.5% in 2002 from 110.5% in 2001. In commercial business, our combined ratio improved to 108.4% in 2002 from 118.6% in 2001.

Allocated investment return, which represents the longer term investment return on capital allocated to Europe property and casualty business, decreased £23 million, or 11%, to £186 million in 2002 from £209 million

Back to Contents

in 2001. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Our life and asset accumulation result improved by £47 million to £62 million in 2002 from £15 million in 2001. Following clarification by the Danish Financial Supervisory Authority during 2002 on the basis of sharing profit between policyholders and shareholders, the Group’s life insurance operation in Denmark released £50 million of previously unallocated surplus return in the long term business result. Our life and asset accumulation businesses in the Isle of Man, Benelux and Germany which were sold during 2002 contributed profits of £7 million in 2002 and profits of £6 million in 2001.

Year ended December 31, 2001 compared to year ended December 31, 2000

Europe net premiums written

Property and casualty net premiums written decreased £148 million, or 8.5%, to £1,601 million in 2001 from £1,749 million in 2000. On a constant exchange rate basis, net premiums written decreased £106 million, or 6.2%, primarily due to the sale of Lloyd Italico in Italy which took effect at the end of 2000 and the sale of our Spanish operations which took effect in July 2001. Net premiums written increased in most of our principal markets in Europe as follows on a constant exchange rate basis:

•	6% in Scandinavia to £757 million, including £51 million of premiums from Folksam from the date of acquisition which included a portfolio transfer of £30 million;

•	20% in Italy to £184 million, excluding premiums written by Lloyd Italico in 2000;

•	17% in Ireland to £209 million; and

•	1% in Germany to £134 million.

Life and asset accumulation net premiums written decreased £153 million, or 17%, to £737 million in 2001 from £890 million in 2000, primarily due to the slow down of sales in Isle of Man after the adverse development in investment markets during 2001 and the sale of our three Italian life operations which contributed life and asset accumulation net premiums written of £94 million in 2000. On a constant exchange rate basis, net premiums written decreased £142 million, or 16%. On an annual premium equivalent basis, sales decreased by 20% on a constant exchange rate basis, consisting of a 19% decrease in periodic premium business and a 24% decrease in single premium business.

Europe segment operating result (based on longer term investment return)

Europe segment operating result (based on longer term investment return) increased £72 million to £115 million in 2001 from £43 million in 2000.

Our property and casualty operating result improved £84 million to £100 million in 2001 from £16 million in 2000 due primarily to the sale of our Italian company, Lloyd Italico which contributed significant losses in 2000 and flood losses in Italy and Ireland in the fourth quarter 2000. Our property and casualty underwriting loss improved £87 million, or 44.4%, to a loss of £109 million in 2001 from a loss of £196 million in 2000. Our loss ratio improved to 81.3% in 2001 compared to 84.2% in 2000. Our expense ratio improved to 25.3% compared to 26.8% in 2000. Our combined ratio was 106.6% in 2001 compared to 111.0% in 2000.

In Scandinavia, on a constant exchange rate basis, our underwriting loss decreased £29 million to £36 million in 2001. Of this loss £33 million was attributable to Trygg-Hansa in Sweden. In personal business our combined ratio improved to 103.3% in 2001 from 105.9% in 2000. In commercial business our combined ratio improved to 106.0% in 2001 from 113.7% in 2000.

In Italy, on a constant exchange rate basis, our underwriting loss decreased £32 million to £14 million in 2001. Of the decrease, £25 million related to losses incurred by Lloyd Italico in 2000. The other major factor behind the improvement in our underwriting loss was non repetition of the flood losses in the fourth quarter of 2000. In personal business, our combined ratio improved to 108.8% in 2001 from 115.6% in 2000. In commercial business, our combined ratio improved to 105.4% in 2001 from 115.7% in 2000 mainly due to the flood losses in 2000.

Back to Contents

In Ireland, on a constant exchange rate basis, our underwriting loss decreased £9 million to £27 million in 2001 mainly due to reduction in weather-related claims. The combined ratio for personal business improved to 110.5% in 2001 from 125.0% in 2000. In commercial business, our combined ratio deteriorated to 118.6% in 2001 from 115.0% in 2000.

Allocated investment return, which represents the longer term investment return on capital allocated to Europe property and casualty business, decreased £3 million, or 1.4%, to £209 million in 2001 from £212 million in 2000. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Our life and asset accumulation result in 2001 decreased by £12 million to £15 million from £27 million in 2000. This was due to development costs of £6 million in Poland and £10 million for our Eurolife operation and to the sale of our Italian life operations which contributed £4 million of our profit in 2000. This was partly offset by an increase in bonus rates in traditional contribution life insurance in Denmark.

Americas

The table below presents information regarding our Americas segment’s results of operations for the years indicated. The information presented below includes the results of our Canadian life and asset accumulation business until we sold it in June 2001 for £85 million. Our Canadian life and asset accumulation business accounted for net premiums written of £81 million in 2001 and £172 million in 2000 and reported a nil result for 2001 and contributed £11 million to our life and asset accumulation result in 2000.

In June 2003, we entered into an agreement to sell RSUI which accounted for £288 million of our Americas property and casualty net premiums written in 2002, £229 million of our Americas property and casualty net premiums written in 2001 and £102 million of our Americas property and casualty net premiums written in 2000.

	Year Ended December 31,

	2002	2001	2000

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	2,654	2,983	2,798

Life and asset accumulation	129	195	297

Property and casualty underwriting result	(502)	(510)	(209)
Allocated investment return	300	369	369

Property and casualty operating result (based on longer term investment return)	(202)	(141)	160
Life and asset accumulation result	20	16	24

Segment operating result (based on longer term investment return)	(182)	(125)	184

Property and casualty loss ratio	87.9%	86.5%	75.5%
Property and casualty expense ratio	31.4%	31.0%	31.9%

Property and casualty combined ratio	119.3%	117.5%	107.4%

Life new business annual premium equivalent	19	25	35

Back to Contents

Year ended December 31, 2002 compared to year ended December 31, 2001

Americas net premiums written

Property and casualty net premiums written in the America’s region decreased by £329 million, or 11.0%, to £2,654 million in 2002 from £2,983 million in 2001. On a constant exchange rate basis net premiums written decreased £8 million, or 0.3%.

During 2002, our Americas region participated in the 10% quota share reinsurance program with Munich Re. The participation covered the majority of current accident year property and casualty business written in the United States and Canada, with the exception of certain U.S. business units. The excluded U.S. businesses were Tuitiongard, Financial Products & Guarantees, and ARTIS. The total amount of ceded premiums from the United States and Canada was £256 million in 2002. Ceded commission income under this program was £78 million in 2002. Total ceded losses on the current accident year amounted to £181 million in 2002.

For personal business, net premiums written in the Americas region decreased £143 million to £904 million in 2002 from £1,047 million in 2001 due to a £91 million decrease in premiums in the United States, a £24 million decrease in Canada and a £28 million decrease in Latin America and the Caribbean.

In the United States, on a constant exchange rate basis, personal lines net premiums written decreased by 7.7% to £470 million in 2002. Non-standard automobile represented 55% of our total 2002 U.S. personal lines net premiums written. Standard and preferred automobile represented 23% of net written premiums in 2002 and household represented 22%. During 2002, we implemented rate increases in automobile and household lines. Premium growth from rate increases was offset by a reduction in volume due to more selective underwriting and the 10% cession of premiums to Munich Re.

In Canada, on a constant exchange rate basis and before the impact of the 10% quota share treaty, personal lines net premiums written increased by 13% to £385 million in 2002. The majority of this growth was attributable to pricing activity, particularly in the automobile class where average premiums increased by 13%. Automobile premiums overall increased by 13% with exposure increases in our direct written business being offset by exposure reductions in our broker intermediated business. Household premiums increased by 14% in 2002, due largely in part to the acquisition of a significant travel account mid year.

In Latin America and the Caribbean, on a constant exchange rate basis, personal lines net premiums written increased 18% to £86 million in 2002 from £72 million in 2001; however, we experienced a decrease in sterling terms due to currency exchange movements across the entire region, but most particularly in Argentina, Brazil, Uruguay and Venezuela.

In commercial business, net premiums written in the Americas region decreased £186 million to £1,750 million in 2002 from £1,936 million in 2001 due to a £182 million decrease in premiums in the United States and a £28 million decrease in Canada, offset by a £24 million increase in Latin America and the Caribbean.

In the United States, on a constant exchange rate basis, commercial lines net premiums written decreased by 2.3% in 2002 as a result of various changes in the marketplace and within the U.S. operations. The Munich Re quota share treaty brought net writings down by 10% for core commercial businesses included in the reinsurance agreement. In addition, from reviewing the profitability and performance of our commercial book of business, we discontinued or non-renewed some policies in specific classes of business, where adequate price increases could not be applied or where the industry sector was not in alignment with our core businesses. Accounts were also lost due to the drop in financial rating to “A-”. Price increases partially offset the reduction in net premiums from the treaty and non-renewals, as we were able to increase rates on most commercial products throughout the year.

In Canada, on a constant exchange rate basis and before the impact of the 10% quota share treaty, commercial lines net premiums written increased by 4% to £197 million in 2002. The relatively modest increase in premiums reflected our efforts to reposition the commercial portfolio in favor of the small business and specialty business segments of the market while de-emphasizing the long haul trucking, realty and retail segments. Pricing activity strengthened further in 2002 with rate increases in excess of 20% occurring across all major classes of business.

Back to Contents

In Latin America and the Caribbean, on a constant exchange rate basis, commercial lines net premiums written increased 56% to £146 million in 2002 from £94 million in 2001 primarily as a result of our acquisitions in Brazil and Mexico.

Life and asset accumulation net premiums written decreased £66 million, or 34%, to £129 million in 2002 from £195 million in 2001. The decrease was due to the disposal of the Canadian life operation midway through 2001 which contributed £81 million of life and asset accumulation net premiums written in 2001. In Latin America and the Caribbean, life and asset accumulation net premiums written increased £15 million to £129 million in 2002 due principally to our acquisition in Mexico and growth of our businesses in Colombia and Peru. On a constant exchange rate basis, life and asset accumulation net premiums written in Latin American and the Caribbean increased by £36 million in 2002.

Americas segment operating result (based on longer term investment return)

The Americas segment operating result (based on longer term investment return) decreased £57 million, or 45.6%, to a loss of £182 million in 2002 from a loss of £125 million in 2001.

The Americas region property and casualty operating result decreased £61 million to a loss of £202 million in 2002. The property and casualty underwriting loss decreased £8 million, or 1.6%, to a loss of £502 million in 2002 from a loss of £510 million in 2001. The region’s expense ratio increased to 31.4% in 2002 from 31.0% in 2001, and the combined ratio was 119.3% in 2002 compared with 117.5% in 2001. The 10% quota share reinsurance program had a significant impact on the net premiums written and net premiums earned bases for the calculations of the expense and loss ratios, thereby impacting the overall operating ratios by each major line of business.

In the United States, our overall combined ratio deteriorated to 122.8% in 2002 from 122.1% in 2001. The loss ratio deteriorated by 0.4% to 91.9% in 2002, while the expense ratio increased by 0.3% to 30.9% in 2002. The loss ratio deterioration was attributable to a worsening of 1.4 points in commercial lines of business. There was an improvement of 3.9 points in personal lines of business. Additional asbestos and environmental, as well as core business, loss reserve strengthening of £87 million was the primary factor in the commercial lines deterioration. The personal lines loss ratio improvement was driven by more selective underwriting and increases in rates. The World Trade Center terrorist attack also impacted 2002 results, increasing the combined ratio by 3.2 points due to an increase in the loss estimate of $105 million and reinsurance treaty reinstatement premium of $10 million. In comparison, the World Trade Center terrorist attack had a significant impact on 2001, increasing the combined ratio by 10.7 points for losses and reinstatement premium recorded. The World Trade Center terrorist attack was reserved as a single occurrence. Details behind the overall operating ratios for the U.S. operations are provided below by product category.

The U.S. commercial property business showed significant improvement, with the combined ratio dropping from 135.7% in 2001 to 95.0% in 2002. The driving factors were price increases and continued growth in our specialty product offerings, as well as a very high comparative ratio in the prior year due to the losses incurred from the World Trade Center terrorist attack. Premium growth and rate increases in 2002 were offset by the cession of 10% of premiums to Munich Re.

The commercial multi-peril package product combined ratio deteriorated to 141.0% in 2002 compared to 128.9% in 2001. Price increases led to increased writings for this line of business, however the 2002 impact of the World Trade Center terrorist attack reserve increase of $105 million and reinsurance treaty reinstatement premium of $10 million significantly affected the overall result.

Our U.S. workers’ compensation combined ratio deteriorated to 127.7% in 2002 from 109.4% in 2001. The deterioration is attributed to adverse development of prior accident years which required £80 million of strengthening of the loss reserves for this product category. A reduction in premium writings also adversely impacted the overall result for this line.

Our combined operating ratio in U.S. general liability business, while improving somewhat to 169.5% in 2002 from 189.9% in 2001, remain at unacceptable levels. Some improvement has arisen as a result of increased premium volume and overall favorable trends in loss development, with the exception of the DPIC operation’s prior year loss development. DPIC was impacted by general reserve strengthening due to adverse development on

Back to Contents

the 2000 and 2001 accident years. The general liability result was also impacted by asbestos and environmental reserve strengthening.

In the personal lines of business, the U.S. operations showed improved results despite reductions in net volume. The household combined ratio improved to 90.5% in 2002 from 98.7% in 2001. The personal standard & non-standard automobile combined ratio improved to 108.5% in 2002 from 110.5% in 2001. Rate increases and more selective underwriting policies based on profitability were the primary drivers in sustaining and improving the personal lines business result.

Our expense ratio in the United States deteriorated slightly due to a reduction in overall premium volume. The ratio increased to 30.9% in 2002 from 30.6% in 2001. A reorganization charge of $15 million was recorded in 2002 for employee redundancy costs and real estate costs associated with early termination of leases related to the strategy and realignment announcement at the end of 2002.

Other significant transactions in 2002 for the U.S. operations included an impairment charge of $884 million to goodwill related to the 1999 acquisition of Orion Capital Corporation based on an updated post-acquisition review. Goodwill related to the claims reserve discount asset acquired continues to be amortized over the payout period of the underlying claims provisions. The balance at December 31, 2002 was $73 million.

The U.S. alternative risk operations, ARTIS, has notable exposure to credit risk associated with its fronting activities with reinsurers and transactions with program administrators. Collateral is used to mitigate these risks, however there continues to be collection issues on amounts due from reinsurers. In addition, numerous backlogs have been identified in processing transactions related to ARTIS due to the volume of programs written and reinsured. As a result of ongoing concerns related to the profitability of this business, we have shut down these operations, and will be running off in-force business and no longer renewing policies.

Canada’s overall combined ratio for 2002 was 116.4%, representing a deterioration of 9 points from 2001. The major factor contributing to this deterioration was an increase in adverse claims development of £58 million. Excluding this item, the 2002 combined ratio would have improved by 12 points from 2001 reflecting the impact of substantial rate increases and the initial impact of the change in strategic focus described above. We are also continuing to achieve rate increases throughout virtually all areas of the business and we anticipate that the positive impact of the strategic initiatives described above will increasingly be reflected in underwriting performance.

Our 2002 personal lines underwriting results in Canada were poor reflecting both industry-wide problems within the automobile market combined with adverse development on prior year reserves. The adverse development substantially reflected internal deficiencies in claims processing and reserving which have now been addressed. This included a full review of outstanding bodily injury claims that occurred prior to 2002. In addition, a number of procedural improvements were introduced to strengthen our claims file handling practices and case reserve levels were increased to reflect current settlement trends. This adverse development on prior year automobile claims contributed significantly to the deterioration in the personal lines combined ratio, which increased to 114.6% in 2002 from 105.1% in 2001. Significant automobile rate increases have been, and continue to be, implemented across Canada and further measures to manage the increasing claims costs are being introduced by the provincial regulators which are expected to restore profitability to this market segment. Our household results improved considerably over 2001 with the combined ratio declining to 100.0% in 2002 from 104.3% in 2001. A return to more seasonable weather activity, particularly in the Atlantic provinces, was the main reason for the improvement.

Our commercial lines underwriting results deteriorated over 2001 with the combined ratio increasing to 120.2% in 2002 from 110.8% in 2001. As in personal lines, the weak automobile market and adverse reserve development were the significant factors underlying the deterioration. The commercial automobile combined ratio deteriorated to 118.4% in 2002 from 112.3% in 2001. Our liability results worsened over 2001 with the combined ratio increasing to 173.3% in 2002 from 124.0% in 2001. Most of the deterioration over 2001 was attributable to a number of pollution liability claims on policies that were written prior to 2002. The impact of these late reported claims was exacerbated with an increase in bulk reserves. Our commercial property and the specialty engineering and marine classes contributed underwriting profits and produced 2002 combined ratios of

Back to Contents

95.9%, 81.7% and 88.1%, respectively. Pricing activity strengthened further in 2002 with average rate increases in excess of 20% being achieved in the major classes of business.

In Latin America and the Caribbean, our property and casualty underwriting result improved £17 million to a profit of £8 million in 2002 from a loss of £9 million in 2001. The result was due to stricter underwriting standards, increased premium rates and the absence of any significant weather-related losses.

Allocated investment return, which represents the longer term investment return on capital allocated to Americas property and casualty business, declined £69 million, or 19%, to £300 million in 2002 from £369 million in 2001. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Our life and asset accumulation result related to our Latin American and the Caribbean operations and increased £4 million to £20 million in 2002 from £16 million in 2001. Our Canadian life and asset accumulation business which was sold in June 2001 recorded no profit or loss for 2001 for the period to disposal.

Year ended December 31, 2001 compared to year ended December 31, 2000

Americas net premiums written

Property and casualty net premiums written increased by £185 million, or 6.6%, to £2,983 million in 2001 from £2,798 million in 2000. On a constant exchange rate basis, net premiums written increased £165 million, or 5.9%.

In personal business, net premiums written increased £40 million to £1,047 million in 2001 from £1,007 million in 2000 due to a £34 million increase in Canada and a £8 million increase in Latin America and the Caribbean partly offset by a £2 million decrease in premiums in United States.

In the United States, on a constant exchange rate basis, personal lines net premiums written decreased by £13 million to £561 million in 2001 from £574 million in 2000 as lapse rates increased as a result of our implementation of aggressive price increases applied to both household and automobile accounts. Rate increases in household accounts resulted in a 4% increase in net premiums written. Premium rates increased in non-standard automobile accounts by 12% and in standard automobile accounts by 8%. The rate increases averaged 10% in the automobile account but were more than offset by higher lapse rates.

In Canada, on a constant exchange rate basis, personal lines net premiums written increased by 14% to £372 million in 2001. The acquisition of Kemper Canada, including the impact of the portfolio transfer, contributed to most of the increase in personal lines, and was supplemented with targeted growth in our direct market and our affinity group business written through independent brokers. This growth was tempered by a premium decline in our higher volume broker market where the early introduction of price changes and proactive portfolio management efforts contributed to a reduction in new business and the cancellation of unprofitable business.

In Latin America and the Caribbean, on constant exchange rate basis, personal lines net premiums written increased 8% to £114 million in 2001, with growth in our Argentinean, Chilean and Venezuelan subsidiaries.

In commercial business, net premiums written increased £145 million to £1,936 million in 2001 from £1,791 million in 2000 due to a £141 million increase in premiums in the United States, a £3 million increase in Canada and a £1 million increase in Latin America and the Caribbean.

In the United States, on a constant exchange rate basis, commercial lines net premiums written increased £111 million, or 7.4%, to £1,607 million in 2001 from £1,496 million in 2000. There was a strong pricing environment in the United States, particularly in property lines, which led to material premium growth. In other classes of business, good price increases have been offset by the effect of the closure of certain middle market commercial business during 2000 as we implemented a new business model. Workers’ compensation premiums increased by £100 million as a consequence of two accounting changes introduced in the first quarter of 2001. The adjustment related to the harmonization of accounting practices for the recognition of premiums written and an accrual for earned but unbilled premiums. The underlying movement associated with workers’ compensation

Back to Contents

reflects significant pricing increases that approached 20% for 2001. As it becomes adequately priced, we expect to see price increases in this class of business decline to more normal levels.

In Canada, on a constant exchange rate basis, commercial lines net premiums written increased 5% to £207 million in 2001. This marked the first year of positive growth since significant re-underwriting efforts were introduced over two years ago. While pricing movement trailed the U.S. market, it did accelerate in mid-2001, and by the end of the year double digit increases were common throughout most classes of business. Above-average growth occurred in the targeted small commercial and specialty solution segments of the business. Exposure levels declined during the year reflecting the division’s continued focus on underwriting discipline and risk selection.

In Latin America and the Caribbean, on a constant exchange rate basis, commercial lines net premiums written increased £2 million.

Life and asset accumulation net premiums written decreased £102 million, or 34%, to £195 million in 2001 from £297 million in 2000. On an annual premium equivalent basis, sales of life and asset accumulation business decreased to £25 million in 2001 from £35 million in 2000. The decreases were due to life and asset accumulation net premiums written in Canada which decreased to £81 million in 2001 from £172 million in 2000, following the disposal of the Canadian life operation midway through 2001. In Latin America and the Caribbean, life and asset accumulation net premiums written decreased £11 million to £114 million due principally to a weakening of the Chilean peso during 2001. On a constant exchange rate basis, life and asset accumulation net premiums written in Latin American and the Caribbean increased £1 million.

Americas segment operating result (based on longer term investment return)

Americas segment operating result (based on longer term investment return) decreased £309 million to a loss of £125 million in 2001 from a restated profit of £184 million in 2000.

Our property and casualty operating result decreased £301 million to a loss of £141 million in 2001. Our total property and casualty underwriting loss increased £301 million, or 144.0%, to £510 million in 2001 from £209 million in 2000. The operating result of the Americas in 2001 reflects a benefit of £61 million generated by recoveries on a stop loss reinsurance treaty, compared to £69 million generated by recoveries on a similar stop loss treaty in 2000. Our expense ratio decreased to 31.0% in 2001 from 31.9% in 2000. Our combined ratio was 117.5% in 2001 compared with 107.4% in 2000.

In the United States, our combined ratio deteriorated to 122.1% in 2001 from 107.6% in 2000. The loss ratio deteriorated by 14.4% to 91.5% in 2001 from 77.1% in 2000. The expense ratio was relatively consistent in both 2001 and 2000, at 30.6% and 30.5%, respectively. The loss ratio deterioration occurred in both our personal and commercial lines. The operating profit, loss ratio and combined ratio were adversely affected by two significant events. The estimated cost of the insurance losses associated with the attack on the World Trade Center on September 11th, net of estimated reinsurance recoveries and inclusive of a reinsurance reinstatement premium, is £177 million, and added 14.4 points to the combined ratio. Provisions for asbestos claims were reviewed during 2001 and were increased by £104 million, net of discount of £67 million. In addition existing provisions for asbestos and environmental claims were discounted following the change in accounting policy implemented in 2001, with a credit of £75 million arising on the restatement of the existing provision taken directly to reserves.

The terrorist attack of September 11th, and its aftermath have accelerated changes that were already occurring in the U.S. commercial insurance market place. Following the heavy insurance industry losses incurred as a result of the event, many insurance companies have sought substantial price increases, declined coverage, reduced insurance coverage limits and raised deductible limits. We are attaining substantial price increases on the business we write, often with more restrictive policy terms and conditions. The impact of these market changes is that we are retaining more of our business at more appropriate rates, and we are receiving more submissions to write new business. We expect that this trend will continue throughout 2002.

However, as a result of the substantial losses incurred by the reinsurance industry associated with the terrorist action, reinsurance capacity in the market place for certain coverages such as terrorism is limited, and the cost of reinsurance is increasing significantly. We expect that reinsurers will restructure the reinsurance programs

Back to Contents

they offer and may limit the amount of catastrophic risk coverage, and in many cases we may have to retain a larger share of a loss before reinsurance applies.

Our U.S. workers’ compensation combined ratio improved to 109.4% in 2001 from 110.6% in 2000 reflecting the favorable impact of a change in estimate of discount on workers’ compensation claims provisions of £90 million, and an increase in premiums of £100 million associated with the harmonization of accounting procedures. The favorable impact resulting from these issues has been offset by an increase in claims provisions relating to prior accident years. Losses from the World Trade Center amounted to £10 million for this line of business.

Results in both the U.S. property and package books of business, exclusive of the impact of losses arising from the September 11th terrorist attack, improved as result of price increases. The package line of business improved following the discontinuance of unprofitable business. Losses resulting from the September 11th terrorist attack amounted to £65 million for property and £50 million for packages.

Excluding the impact of the increase in asbestos provisions, and losses resulting from the September 11th terrorist attack, the general liability line of business has seen underwriting improvement in 2001 as a result of price increases. In 2001, in this line of business we incurred a loss of £45 million resulting from the September 11th terrorist attack, and we increased asbestos claims provisions by £104 million, net of discount of £67 million. The commercial other line of business also incurred a loss amounting to £5 million from the September 11th terrorist attack.

In personal business, our U.S. operation had a poor year reporting an underwriting loss with a combined ratio of 108.2% in 2001 compared to 103.4% in 2000. The automobile combined ratio increased to 110.5% in 2001 from 102.1% in 2000. Significant premium rate increases in the automobile line of business were not sufficient to absorb unexpectedly high loss severity trends and an increase in loss frequency. The price increases were also offset by higher lapse rates. We have undertaken a number of claims management initiatives and instituted an aggressive rate-filing program to increase premium rates to improve the results. Losses arising from the World Trade Center terrorist attack amounted to £2 million. Household business improved significantly during 2001 to a combined ratio of 98.7% in 2001 from 114.3% in 2000. The underwriting profit in the household line of business is a result of underwriting and pricing actions, coupled with the absence of catastrophe losses, and a reduction in the frequency and severity of large fire losses.

Our expense ratio in the United States remained relatively unchanged at 30.6% in 2001 as compared to 30.5% in 2000. Excluding the impact of the World Trade Center terrorist attack, the U.S. underlying expense ratio improved by 0.5% to 30.1% in 2001. The expense ratio is influenced by a reinsurance reinstatement premium of £36 million that became payable following our cession to reinsurers of claims arising from the terrorist attacks. The reinsurance premium was reported as premium ceded to reinsurers. Our U.S. commercial business recorded an expense ratio of 31.7% in 2001 compared to 31.8% in the prior year. Excluding the impact of the September 11th terrorist attack, the commercial expense ratio improved by 0.7 percentage points to 31.0% in 2001. The expense ratio of our U.S. personal lines of business was 27.3% in 2001 compared to 27.1% in 2000. There was no impact to the personal lines of business expense ratio as a result of the September 11th terrorist attack.

In Canada, our personal lines results were representative of the general weakness within the market. Our combined ratio deteriorated by over 2 points to 105.1% with most of the deterioration occurring in the automobile results. A significant increase in claims severity was the main factor, attributable to escalating costs in bodily injury and accident benefit claims. Recent price strengthening has contributed to an improvement in current accident year results and further improvement is anticipated. Our household combined ratio weakened marginally to 104.3%, primarily due to exceptionally high weather-related losses in the first quarter of 2001.

Our Canadian commercial lines combined ratio improved significantly from 118.5% to 110.8% with all major classes of business except property reporting improvement. In 2001, the commercial pricing environment in Canada improved after a prolonged period of soft pricing. This development, combined with an increased emphasis on disciplined underwriting and risk selection, contributed to the improvement and strengthens our position going forward. Our automobile and liability results both improved with ratios of 112.3% and 124.0% respectively. The improvement was more significant on an accident year basis, however, as both classes were

Back to Contents

impacted by the occurrence of adverse reserve development on prior year losses. Our property results deteriorated due to an increase in reported large losses that contributed to an increase in severity. The remaining lines, which largely consist of equipment breakdown and marine insurance, collectively produced an underwriting profit with a combined ratio of 80.7%.

In Latin America and the Caribbean, our property and casualty underwriting result declined £1 million to a loss of £9 million in 2001 from a loss of £8 million in 2000. The result was due to increased large losses offset partly by the underlying improvement due to stricter underwriting standards and increased premium rates.

Allocated investment return, which represents the longer term investment return on capital allocated to Americas property and casualty business, remained constant at £369 million. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Our life and asset accumulation result decreased £8 million to £16 million in 2001 compared to £24 million in 2000. In Latin America and the Caribbean, the life and asset accumulation result improved £3 million from a profit of £16 million in 2001 compared with a profit of £13 million in 2000. This was offset by a reduction arising from the sale of our Canadian life and assets accumulation business in June 2001, which recorded no profit or loss for 2001 for the period to disposal compared to a profit of £11 million in 2000.

Asia Pacific

The table below presents information regarding our Asia Pacific segment’s results for the years indicated. In May 2003 we disposed of our property and casualty businesses and life and asset accumulation businesses in Australia and New Zealand by way of an initial public offering. Australia and New Zealand accounted for £756 million of our property and casualty net premiums written in 2002, £614 million of our property and casualty net premiums written in 2001 and £554 million of our property and casualty net premiums written in 2000. Australia and New Zealand accounted for 100% of our life and asset accumulation net premiums written in 2002, 2001 and 2000.

	Year ended December 31,

	2002	2001	2000

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	884	739	677

Life and asset accumulation	209	203	247

Property and casualty underwriting result	3	(6)	(43)
Allocated investment return	83	81	82

Property and casualty operating result	86	75	39
Life and asset accumulation result	35	37	37

Segment operating result (based on longer term investment return)	121	112	76

Property and casualty loss ratio	68.9%	71.4%	75.4%
Property and casualty expense ratio	29.3%	28.2%	31.2%

Property and casualty combined ratio	98.2%	99.6%	106.6%

Life new business annual premium equivalent	22	21	22

Back to Contents

Year ended December 31, 2002 compared to year ended December 31, 2001

Asia Pacific net premiums written

Property and casualty net premiums written increased by £145 million, or 20%, to £884 million in 2002 from £739 million in 2001. On a constant exchange rate basis, net premiums written increased £143 million, or 19%. In 2002, Australia participated in the 10% quota share treaty with Munich Re with respect to most lines of businesses for the 2002 accident year. Australia ceded £62 million of premiums under the treaty in 2002. Before the impact of the quota share treaty, Asia Pacific net premiums written increased by £199 million, or 27%, on a constant exchange rate basis.

Net of the Munich Re quota share treaty, the 2002 property and casualty net premiums written grew, on a constant exchange rate basis, 16% in Australia to £616 million, 56% in New Zealand to £140 million and 6% in Other Asia Pacific to £128 million. On a constant exchange rate basis, Asia Pacific personal net premiums written increased £95 million to £555 million in 2002 and commercial net premiums written increased £48 million to £329 million in 2002.

In Australia, personal net premiums written increased £60 million to £442 million in 2002. On a constant exchange rate basis, personal net premiums written increased £63 million in 2002. The underlying increase in personal business was primarily due to the strong performance of our direct marketing company, AAMI, whose net premiums written increased £52 million, or 19%, to £328 million in 2002 on a constant exchange rate basis. This was offset by premiums ceded in respect of the 10% quota share treaty with Munich Re.

Commercial business net premiums written in Australia increased £21 million to £174 million in 2002. On a constant exchange rate basis, net premiums written increased £22 million in 2002. Growth in net premiums written was achieved in global and broker business units mainly through price increases across liability and property classes. This was offset by premiums ceded in respect of the 10% quota share treaty with Munich Re.

On a constant exchange rate basis, personal net premiums written in New Zealand increased £27 million, or 86%, to £60 million in 2002 from £33 million in 2001. Commercial net premiums written in New Zealand increased £23 million, or 39%, to £80 million in 2002 from £57 million in 2001 on a constant exchange rate basis. The growth is mainly due to a full year’s activity from the AMPG acquisition in 2002 compared to three months in 2001. In addition, the 2002 results include nine months of AA Insurance business which was in 2002 recorded as a subsidiary following our increase in shareholding in 2002. These were offset by an increase in reinsurance in 2002 mainly in the commercial classes.

Net premiums written in Other Asia Pacific increased £3 million to £128 million in 2002 from £125 million in 2001. However, on a constant exchange rate basis, net premiums written increased £8 million, or 6%. The increases were largely derived from a strong performance in Hong Kong reflecting price increases and new business in commercial lines, and greater marketing initiatives in Japan. These improvements were partially offset by the loss of business due to corrective actions taken to remove unprofitable business in some portfolios.

Life and asset accumulation net premiums written for 2002 increased £6 million, or 3%, to £209 million from £203 million in 2001. On a constant exchange rate basis, the increase was £1 million, or 1%. On an annual premium equivalent basis, new business net premiums written in Asia Pacific increased to £22 million in 2002 compared to £21 million in 2001. New periodic premiums written increased by £2 million, or 17%, to £14 million in 2002 from £12 million in 2001, and new single premiums written decreased by £10 million, or 11%, to £82 million in 2002 from £92 million in 2001.

In Australia, life and asset accumulation net premiums written increased £5 million, or 3%, to £167 million in 2002 from £162 million in 2001. On a constant exchange rate basis the increase in 2002 was £6 million, or 4%. In Australia, on an annual premium equivalent basis, new business premiums increased by £2 million to £18 million in 2002 compared to £16 million in 2001. New periodic premiums written in Australia increased £2 million, or 25%, to £10 million in 2002 from £8 million in 2001. On a constant exchange rate basis, it increased by 31% in 2002.

In New Zealand, life and asset accumulation net premiums written increased by £2 million, or 5%, to £43 million in 2002 from £41 million in 2001. However, on a constant exchange rate basis, life and asset accumulation net premiums written decreased by £4 million, or 9%.

Back to Contents

Asia Pacific segment operating result (based on longer term investment return)

Asia Pacific segment operating result (based on longer term investment return) increased £9 million to £121 million in 2002 from £112 million in 2001 as a result of an increase in our property and casualty operating result of £11 million, partly offset by a decrease in our life business result of £2 million. Australia and New Zealand contributed £127 million to the Asia Pacific segment operating result in 2002.

Our property and casualty operating profit increased by £11 million to £86 million in 2002 from £75 million in 2001. Commercial business decreased by £4 million to a profit of £7 million and personal business improved by £15 million to a profit of £79 million. Our underwriting result for 2002 was a profit of £3 million, £31 million of which was attributable to personal business, offset by an underwriting loss of £28 million in commercial business.

Our commercial business operating profit in Australia increased by £3 million to £5 million in 2002 from £2 million in 2001. The commercial business was impacted by strengthening in long tail liability provisions, including £18 million for asbestos and a significant increase in reinsurance costs. This was more than offset by the underlying improvement from rate increases, favorable claims frequency and improved underwriting actions.

Elsewhere in Asia Pacific, commercial operating profit decreased by £7 million to £2 million in 2002 from £9 million in 2001. New Zealand experienced a strengthening of reserves for building defects. There was also a strengthening in the previously reported possible losses on automobile loan default insurance schemes in Korea. We ceased writing this business in Korea in 2001. We also experienced large losses in Indonesia and Thailand during 2002. These were offset by underlying improvements due to rate increases and corrective actions taken in a number of portfolios.

Our personal business operating profit in Australia increased by £18 million to £73 million in 2002 from £55 million in 2001. The increase was approximately the same on a constant exchange rate basis. Our personal combined ratio for Australia improved to 91.3% in 2002 from 94.9% in 2001.

In Other Asia Pacific, our personal business operating result decreased by £3 million in 2002 primarily due to higher marketing costs for the direct business in Japan.

The loss ratio in Asia Pacific decreased to 68.9% in 2002 from 71.4% in 2001. The improvement resulted from a benign claims environment in Australia coupled with the corrective actions taken in a number of portfolios in the region in prior years. Our expense ratio in Asia Pacific increased to 29.3% in 2002 from 28.2% in 2001. This was mainly due to an increase in commission for new travel business, a quota share treaty with RAC Insurances Pty Limited in Australia and higher direct marketing expenses in Japan.

Allocated investment return, which represents the longer term investment return on capital allocated to Asia Pacific property and casualty business, increased by £2 million, or 2%, to £83 million in 2002 from £81 million in 2001. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

For the Asia Pacific region we have a variety of reinsurance programs including quota share, surplus, catastrophe excess of loss, single risk excess of loss and casualty excess of loss. These programs are designed to reduce our exposure to single risk losses and catastrophe events and to minimize the volatility of our results. All programs are placed with approved reinsurers and contain risk transfer.

The cost of these programs for 2003 has increased due to the ongoing volatility in the reinsurance markets and the continued uncertainty associated with the quality of reinsurance security. This is particularly prevalent in the casualty business. We have also experienced premium growth due to primary rate increases which has resulted in increased reinsurance costs.

Our life business result decreased by £2 million to £35 million in 2002 from £37 million in 2001. Australia’s life business profit decreased by £4 million to £21 million in 2002 from £25 million in 2001. The New Zealand life and asset accumulation profit increased by £2 million to £14 million in 2002 from £12 million in 2001.

Back to Contents

Year ended December 31, 2001 compared to year ended December 31, 2000

Asia Pacific net premiums written

Property and casualty net premiums written increased by £62 million, or 9%, to £739 million in 2001 from £677 million in 2000. On a constant exchange rate basis, net premiums written increased £96 million, or 15%. In 2001, property and casualty net premiums written grew 9% in Australia to £535 million, 22% in New Zealand to £79 million and 2% in Other Asia Pacific to £125 million. Asia Pacific personal net premiums written increased £40 million to £460 million in 2001, and commercial net premiums written increased £22 million to £279 million in 2001.

In Australia, personal net premiums written increased £38 million to £382 million in 2001. On a constant exchange rate basis, personal net premiums written increased £56 million to £382 million in 2001. The underlying increase in personal business was primarily due to the strong performance of our direct marketing company, AAMI, whose net premiums written increased £56 million, or 25%, to £277 million in 2001 on a constant exchange rate basis. Elsewhere in personal business, increases in AAI, Shannons and mortgage financial insurance were offset by reductions in compulsory third party automobile insurance under the Royal & SunAlliance license, which was discontinued in 2000, and broker personal business.

Commercial business net premiums written in Australia increased £8 million to £153 million in 2001. On a constant exchange rate basis, net premiums written increased £16 million in 2001. Growth in net premiums written was achieved in global and broker business units mainly through significant price increases across liability, property and automobile classes together with reduced lapse rates.

On a constant exchange rate basis, personal net premiums written in New Zealand increased £2 million, or 8%, to £29 million in 2001 from £27 million in 2000. Commercial net premium written in New Zealand increased £14 million to £50 million on a constant exchange rate basis for 2001. The large increase in commercial net premium written was due to good pricing conditions in New Zealand for commercial business and the AMPG and GIO Insurance acquisitions.

Net premiums written in Other Asia Pacific increased £2 million, to £125 million in 2001 from £123 million in 2000. However, on a constant exchange rate basis, net premiums written increased £8 million, or 7%. The increases were largely derived from greater marketing initiatives in Japan and growth in Korea. These improvements were partially offset by the loss of business due to corrective actions taken to remove unprofitable business in some portfolios.

Life and asset accumulation net premiums written for 2001 decreased £44 million, or 18%, to £203 million from £247 million in 2000. On a constant exchange rate basis, the decrease was £31 million, or 13%. On an annual premium equivalent basis, new business net premiums written in Asia Pacific fell to £21 million in 2001 compared to £22 million in 2000. New periodic premiums written decreased by £2 million, or 14%, to £12 million in 2001 from £14 million in 2000, and new single premiums written increased by £15 million, or 19%, to £92 million in 2001 from £77 million in 2000.

In Australia, life and asset accumulation net premiums written decreased £36 million, or 18%, to £162 million in 2001 from £198 million in 2000. On a constant exchange rate basis the decrease in 2001 was £25 million, or 13%. The decrease is mainly due to a reduction in new investment business single premiums in the superannuation business. This area of the business underwent certain restructuring initiatives during 2001.

In Australia, on an annual premium equivalent basis, new business premiums increased by £1 million to £16 million in 2001 compared to £15 million in 2000. On a constant exchange rate basis, net premiums written increased by £2 million in 2001.

New periodic premiums written in Australia was constant in 2001 and 2000 at £8 million. However, on a constant exchange rate basis, it increased by 5% in 2001.

In New Zealand, life and asset accumulation net premiums written decreased by £8 million, or 16%, to £41 million in 2001 from £49 million in 2000. On a constant exchange rate basis, life and asset accumulation net premiums written decreased by £6 million, or 12%. This was mainly due to the difficult investment market

Back to Contents

conditions impacting on our investment performance relative to the prior year, and a reduction in the emphasis on a major life bond product.

In addition, a static risk market in New Zealand increased competitive pressures on both price and commission limiting new business growth in these products. New business single premiums decreased slightly overall in 2001, though the sales of our U.K.-based OIEC funds and unit trust business continued to grow.

Asia Pacific segment operating result (based on longer term investment return)

Asia Pacific segment operating result (based on longer term investment return) increased £36 million to £112 million in 2001 from £76 million in 2000 as a result of an increase in our property and casualty operating result of £36 million. The life and asset accumulation result remained constant at £37 million.

Our property and casualty operating result increased £36 million to a profit of £75 million in 2001 from £39 million in 2000. Commercial business improved by £39 million to a profit of £11 million and personal business decreased by £3 million to a profit of £64 million. Our underwriting result for 2001 was a loss of £6 million, £23 million of which was attributable to commercial business partially offset by an underwriting profit of £17 million attributable to personal business.

Our commercial business operating result in Australia increased by £34 million to a profit of £2 million in 2001 from a loss of £32 million in 2000. On a constant exchange rate basis our operating result increased by £32 million. In 2000, our commercial result was adversely affected by reserve strengthening in our liability and workers’ compensation business of £26 million. Lower large losses and rate increases in 2001 versus the prior year further improved our operating result.

Elsewhere in Asia Pacific, commercial operating results improved due to the lower impact of large losses and weather events in 2001 compared with 2000, and corrective actions taken in a number of portfolios. Our workers’ compensation business in New Zealand is in run-off following its re-nationalization in 2000 and made a positive contribution to our results in 2001. The improvement in Other Asia Pacific was somewhat offset by a provision in 2001 for possible losses on automobile loan default insurance schemes in Korea. Subsequently, we have ceased writing this type of business in the region.

Our personal business operating result in Australia decreased by £19 million to £55 million in 2001 from £74 million in 2000. On a constant exchange rate basis, the personal business operating result decreased £15 million to £55 million in 2001. Our personal combined ratio for Australia deteriorated to 94.9% in 2001 from 90.9% in 2000. The 2000 result included the one-off beneficial effect of discounting the reserves of our discontinued Royal & Sun Alliance CTP portfolio of £16 million, and the reduction of reserves in the AAMI CTP portfolio of £19 million due to favorable experience items and recognition of AAMI’s faster-than-industry average payment pattern. In 2001, there was growth and an improved loss ratio in Shannons and growth in AAMI’s automobile business.

In Other Asia Pacific, we achieved an increase in personal business operating result of £16 million in 2001, primarily through cost saving initiatives and reduced marketing expenses in the Japanese direct marketing operations in 2001 compared to 2000, and a reduced incidence of large and weather-related claims.

Due to the lower impact of large claims and weather-related losses and corrective action taken in a number of portfolios, our loss ratio in Asia Pacific decreased to 71.4% in 2001 compared to 75.4% in 2000. Our expense ratio in Asia Pacific decreased to 28.2% in 2001 from 31.2% in 2000 due mainly to cost reduction initiatives in Japan and cessation of workers’ compensation business in New Zealand following it’s re-nationalization.

Allocated investment return, which represents the longer term investment return on capital allocated to Asia Pacific property and casualty business, decreased £1 million, or 1%, to £81 million in 2001 from £82 million in 2000. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

For the Asia Pacific region, we have reinsurance programs including catastrophe and excess of loss cover to reduce our exposure to medium to large losses and help minimize the volatility of our results. The cost of renewal of these programs for 2002 has substantially increased reflecting, among other national and international

Back to Contents

factors, the terrorist attack of September 11, 2001. Price increases on our insurance products are expected to somewhat offset the effect of this.

Our life and asset accumulation result was constant in 2001 and 2000 at £37 million. Australia’s life and asset accumulation result increased by £2 million to a profit of £25 million in 2001 from £23 million in 2000. On a constant exchange rate basis, the result increased £3 million to a profit of £25 million in 2001. The increase was attributable to better experience and favorable changes to valuation assumptions in life risk and a higher than expected income from property and casualty funds under management. This was somewhat offset by non-repetition of tax credits and improvements in the disability portfolio included in the 2000 result. The New Zealand life and asset accumulation result decreased by £2 million to a profit of £12 million in 2001 compared to £14 million in 2000. The 2000 result included the benefit of adoption of the margin on services basis of reporting.

Insurance Investments

Our insurance investment portfolios consist of our worldwide general insurance investment portfolios, which include the assets supporting our property and casualty liabilities as well as our shareholders’ funds, and our worldwide life insurance investment portfolios.

As with-profits and other participating policies represent a majority of our life and asset accumulation actuarial liabilities, net investment income on our worldwide life insurance investment portfolios primarily benefits our policyholders via the declaration of policyholder bonuses (or dividends).

The table below presents our actual investment returns, including investment income and net realized gains on investments, less investment expenses for the years indicated. The presentation of investment income is different from that in our consolidated financial statements due to the allocation of investment income attributable to shareholders’ funds supporting our life and asset accumulation business to the worldwide life insurance portfolios. The fair value of fixed income and equity securities is subject to volatility as interest rates and the equity markets fluctuate. The table below excludes income from deposits with ceding undertakings which are shown as investments in our consolidated balance sheet.

	Year ended December 31,

	2002	2001	2000

	(£ in millions)

Worldwide general insurance investment portfolios:
Investment income	765	795	894
Net realized gains on investments	362	466	442
Income and realized gains from investments accounted for under the equity method of accounting	19	14	31
Investment expenses and charges	(146)	(134)	(155)

Net investment income	1,000	1,141	1,212

Worldwide life insurance investment portfolios:
Investment income	1,565	1,594	1,649
Net realized (losses)/gains on investments	(105)	576	1,839
Investment expenses and charges	(68)	(63)	(83)

Net investment income	1,392	2,107	3,405

Year ended December 31, 2002 compared to year ended December 31, 2001

In our worldwide general insurance investment portfolios, net investment income fell by £141 million to £1,000 million in 2002 from £1,141 million in 2001, largely reflecting falling market yields during 2002 and the average duration of securities being shortened, principally as a result of a more defensive portfolio positioning. Realized gains on the sale of investments decreased by £104 million to £362 million in 2002 from £466 million in 2001. Investment income of £765 million in 2002 was £30 million less than in 2001, due mainly to lower yields within our fixed income portfolios. Investment expenses and charges were adversely affected by increased borrowing levels in place during the year and increased by £12 million to £146 million in 2002 from £134 million in 2001.

Back to Contents

In our worldwide life insurance investment portfolios, net investment income declined by £715 million to £1,392 million in 2002 from £2,107 million in 2001. This was largely the result of a reduction in realized (losses)/gains on the sale of investments, which were losses of £105 million in 2002 compared to gains of £576 million in 2001.

Our investments are held in currencies to broadly match the currencies of our insurance liabilities. At the end of 2002 investments were held approximately 45% in British Pounds, 14% in U.S. Dollars, 12% in Danish Kroner and 29% in other currencies.

Year ended December 31, 2001 compared to year ended December 31, 2000

In our worldwide general insurance investment portfolios, net investment income fell by £71 million to £1,141 million in 2001 from £1,212 million in 2000. Investment income of £795 million in 2001 was £99 million less than in 2000 largely reflecting lower income within our fixed income portfolios as interest rates fell during 2001. Investment expenses and charges, which benefited from the lower interest rates on external borrowings in 2001 compared with 2000, were adversely affected by the increased borrowing levels in place towards the end of 2001. In addition, our 2000 investment expenses and charges included a provision of £25 million for vacant lease costs in the United Kingdom that was not repeated in 2001. The combination of these factors resulted in a reduction of investment expenses and charges in 2001 of £21 million.

In our worldwide life insurance investment portfolios, net investment income declined by £1,298 million to £2,107 million in 2001 from £3,405 million in 2000. This was largely the result of a reduction in realized gains on the sale of investments which were £576 million in 2001 compared to £1,839 million in 2000.

Our investments are held in currencies to broadly match the currencies of our insurance liabilities. At the end of 2001 investments were held approximately 45% in British Pounds, 14% in U.S. Dollars, 12% in Danish Kroner and 29% in other currencies.

Liquidity and Capital Resources

The principal sources of funds for our operations are insurance premium collections and net investment income, while the major uses of these funds are the payment of insurance claims, policy benefits, operating expenses and dividends as well as servicing our debt obligations and the acquisition of, and investment in, our core businesses.

As of December 31, 2002, the Group had issued £773 million of dated loan capital. This dated loan capital, being both long term and restricted as to the circumstances in which it can be repaid, can be regarded as a form of capital for certain purposes. The attraction of this type of capital is that it is significantly cheaper than equity. During 1999, we issued $500 million subordinated bonds due October 15, 2029 and €500 million subordinated Eurobonds due October 15, 2019. The net proceeds were used to provide additional capital to assist in the financing of our acquisitions of Orion and Trygg-Hansa during 1999. The rate of interest payable on the $500 million subordinated bonds is 8.95%, although we have entered into derivative contracts which have the effect of converting a proportion of the interest payable to a floating rate. €200 million of the Eurobonds bear interest at a fixed rate of 6.875% until October 15, 2009, and at a floating rate thereafter. €300 million of the Eurobonds bear interest at a floating rate from the date of issue. We have the option to repay the Eurobonds on specific dates starting October 15, 2009. After that date there is an increase in the interest rate of 100 basis points.

In February 2000, we raised £146 million in the form of dated loan capital due 2030. The principal is denominated in Japanese yen and interest is payable in U.S. dollars. The loan has an effective British pound interest rate of 6.99% due to interest and currency swaps entered into pursuant to our hedging strategy.

In addition to the dated loan capital referred to above, the Group’s other borrowings as of December 31, 2002 amounted to £702 million, of which £2 million was attributable to our long term (life) business. Of the total other borrowings of £700 million, £566 million was borrowed under a syndicated facility at a weighted average rate of interest of 4.23%, £90 million was represented by a subordinated bond at a fixed rate of 9.625% which matures in 2003, £31 million was represented by overdrafts and other loans and £13 million was borrowed under mortgages secured on properties of the Group at fixed rates of between 5% and 10.47%. Of these borrowings, £683 million are repayable within one year, £1 million are repayable within one to two years, £2 million are

Back to Contents

repayable within two to five years and £14 million had maturities in excess of five years. The debt is held primarily to provide short term liquidity. There is no seasonality to our borrowing requirements.

We maintain standby committed revolving credit facilities in the amount of £1.5 billion with drawings as detailed above. Of the £1.5 billion in committed credit facilities, £800 million is committed under a 5 year syndicated facility which expires in October 2003. As of December 31, 2002 we also had £654 million committed under bilateral revolving credit facilities with twelve banks, which expire in January 2003. These facilities are available to meet our short to medium term funding requirements. The Group will seek to negotiate replacement arrangements. It is expected that a smaller facility will be sought, reflecting the Group’s reduced requirements for such borrowings. We maintain a $1 billion commercial paper program and are also able to borrow through sales and repurchases of our fixed income U.K. government securities.

As of December 31, 2002, our consolidated total investments included £1,256 million of deposits with credit institutions, of which £355 million was attributable to long term (life) business. In addition, we had cash at bank and in hand of £957 million, £432 million of which was attributable to long term (life) business. A large portion of our investment portfolio is held in highly liquid, listed securities which can be sold to raise funds if required. However, having borrowing facilities to meet short term cash requirements avoids having to liquidate the investments at a disadvantageous time. A key objective of our investment policy is to match the currency of our investments (including cash and cash equivalents) with our liabilities to avoid unnecessary exchange exposure.

The table below is a summary of cash flow activities for the years ended December 31, 2002, 2001 and 2000. In accordance with U.K. GAAP, it does not include any amounts relating to the long term (life) business except cash transactions between the long term (life) operations and shareholders’ funds.

	Year Ended December 31,

	2002	2001	2000

	(£ in millions)

Net cash inflow (outflow) from operating activities	(9)	116	(142)
Dividends from associates	3	24	29
Servicing of finance	(67)	(78)	(72)
Taxation refunded/(paid)	53	80	(131)
Net acquisitions/disposals/capital expenditures/merger expenses	577	98	(90)
Dividends paid on equity shares	(160)	(370)	(358)
Issue of ordinary share capital	2	14	19
Net proceeds from issue of long term subordinated liabilities	—	—	146
Purchase of own shares	—	—	(22)

Cash available for investment	399	(116)	(621)

Investment activities:
Net (sales) purchases of property	(30)	4	(7)
Net (sales) purchases of equities	(1,006)	(635)	(395)
Net increase (decrease) in other investments	947	1,244	(449)

Net (sales) purchases of investments	(89)	613	(851)

Net increase (decrease) in cash	108	(28)	(54)
(Increase) reduction in borrowings	380	(701)	284

Total invested	399	(116)	(621)

In 2002, net cash inflows from operating activities and net sales of investments amounted to £80 million with borrowings decreasing by £380 million. During the year we paid interim and final dividends of £160 million and received £577 million from disposals net of acquisitions and capital expenditures. The net cash flows from ordinary activities decreased to an outflow of £9 million in 2002 from an inflow of £116 million in 2001 due to financing of the U.K. long term business funds.

Back to Contents

In 2001, net cash outflows from operating activities and net purchases of investments amounted to £497 million with borrowings increasing by £701 million. During the year we paid interim and final dividends of £370 million and received £98 million from disposals net of acquisitions and capital expenditures. The net cash flows from ordinary activities increased to an inflow of £116 million in 2001 from an outflow of £142 million in 2000 due to improved property and casualty business flows.

In 2000, net cash inflows from operating activities and net sales of investments amounted to £709 million. During the year we paid interim and final dividends of £358 million, raised £146 million from the issue of dated loan capital and made acquisition and capital expenditures of £90 million. The net cash flows from ordinary activities decreased to an outflow of £142 million in 2000 from an inflow of £320 million in 1999 due to reduced property and casualty business flows, a reduction in certain long-tail technical liabilities and an increase in working capital in 2000.

We have obtained shareholder approval to repurchase up to 10% of our shares for the period May 2002 through May 2003, and we currently intend to continue to seek shareholder approval annually for the ability to repurchase up to 10% of our shares during the course of each year.

Our net capital expenditures amounted to £63 million in 2002, £98 million in 2001 and £76 million in 2000. The principal expenditures relate to leasehold improvements, fixtures, equipment and fittings. We had outstanding commitments for capital expenditures of £210 million as of December 31, 2002.

During the three years ended December 31, 2002, we acquired interests in subsidiaries and associates (investments accounted for under the equity method of accounting) for aggregate consideration of £298 million and sold interests in subsidiaries and associates for aggregate consideration of £1,120 million. In 2002, we acquired interests in subsidiaries and associates for £35 million, principally the acquisition of Trekroner Forsikring in Denmark for £24 million. In 2002 we completed the sales of interests in subsidiaries and associates for £675 million, including our investment management business for £234 million, our Isle of Man life operation for £127 million, and our German and Benelux property and casualty and life operations for £135 million. In 2001, we acquired interests in subsidiaries and associates for £183 million, including the acquisition of Seguros BBV Probursa in Mexico for £29 million, the acquisition of CGU Compañia de Seguros S.A. in Brazil for £14 million, the acquisition of AMP General Insurance in New Zealand for £18 million, the acquisition of the net assets of the businesses of Kemper Canada and Folksam Sweden for £51 million, and the acquisition of the RACI Pty Limited joint venture in Australia for £34 million. In 2001 we completed the sales of interests in subsidiaries, including our three Spanish operations, our Canadian life operation, our two Italian life operations and our Italian property and casualty operation Lloyd Italico for aggregate consideration of £378 million. In 2000, we acquired interests in subsidiaries and associates for £80 million, including the acquisition of a 50% interest in Global Aerospace Underwriting Managers Limited for aggregate consideration of £45 million. In 2000, we sold interests in subsidiaries, including our Italian life distribution companies, for consideration of £56 million.

Our businesses throughout the world are subject to regulatory and solvency requirements. On an aggregate basis, the Group exceeds its minimum solvency requirement. We are not aware of any recommendations by regulatory authorities that would have a material effect on our operations or liquidity. In addition, the ability of our subsidiaries to pay dividends is restricted by exchange controls in some countries.

The Group’s financial strength ratings were reduced during 2002. At December 31, 2002 the core property and casualty insurance operations were rated “A-” with a “developing” outlook by Standard & Poor’s, “A-” with a “stable” outlook from A.M. Best and “Baa1” with an “under review for possible downgrade” outlook by Moody’s. The worsening in the ratings has had an adverse impact on the ability of the Group to write certain types of property and casualty insurance business, in particular certain commercial lines in the United States. The key operating companies in the United States are rated “BBB+” with a “developing” outlook from Standard & Poor’s, “A-” with a “negative” outlook from A.M. Best and “Baa2 under review for possible downgrade” by Moody’s.

We believe that our working capital, liquid assets, net cash provided by operations, and access to the capital markets will enable us to meet our foreseeable cash requirements.

Back to Contents

Summary of Significant Differences between U.K. GAAP and U.S. GAAP

The significant differences in accounting principles between U.K. GAAP and U.S. GAAP are described and summarized in note 48 to our consolidated financial statements. Our condensed consolidated financial statements, prepared in accordance with U.S. GAAP, as of and for the years ended December 31, 2002, 2001 and 2000 are presented in note 49 to our consolidated financial statements.

	Net Income Year Ended December 31,

	2002	2001	2000

	(£ in millions)
In accordance with U.K. GAAP	(940)	(889)	(86)
In accordance with U.S. GAAP	(726)	(280)	474

Difference	(214)	(609)	(560)

Our consolidated net loss under U.S. GAAP differs, and will continue to differ, significantly from that under U.K. GAAP as most of the fluctuations in our unrealized gains on investments in securities and properties will be excluded from our U.S. GAAP results, whereas they are included under U.K. GAAP. The fluctuations in unrealized gains on investments in securities backing our U.K. life operations’ with-profits (participating) policies will continue to be included in our U.S. GAAP net loss. However, their impact on our U.S. GAAP net loss is substantially reduced as 90% of all profits within the long term (life) with-profits funds inure to the benefit of our policyholders.

Year ended December 31, 2002

Consolidated net loss under U.K. GAAP was £940 million compared to a loss of £726 million under U.S. GAAP for the year ended December 31, 2002. The principal reasons for the reduced loss were, the removal from consolidated net income of unrealized losses relating to available for sale securities within property and casualty and shareholder funds which for U.S. GAAP purposes appear as a component of equity movement, the reversal of goodwill amortization charged under U.S. GAAP, the impact of policyholder participations which include the aggregate U.K. to U.S. GAAP adjustments on the income statement attributable to policyholders and the deferral of front end fees. These increases were partially offset by the reversal of discounting reflected under U.K. GAAP on asbestos and environmental claims reserves which is not permitted under U.S. GAAP, the introduction of the fair value of derivative contracts introduced under SFAS No. 133, the impact of the change to the long term (life) business provision and an increase in the difference between deferred acquisition costs on a U.K. GAAP and U.S. GAAP basis resulting from adverse expected gross margins and a change in the lapse rate assumption.

Year ended December 31, 2001

Consolidated net loss under U.K. GAAP was £889 million compared to a loss of £280 million under U.S. GAAP for the year ended December 31, 2001. The principal reasons for the reduced loss were, the removal from consolidated net income of unrealized losses relating to available for sale securities within property and casualty and shareholder funds which for U.S. GAAP purposes appear as a component of equity movement, recognition of the movement in net pension asset the recording of which is required under U.S. GAAP, the reversal of goodwill written off in relation to entities disposed in U.K. GAAP net income, the reversal of equalization provision movements not allowed under U.S. GAAP and the impact of full provisioning for deferred tax which, as a result of the significant unrealized losses in the period, creates an increase in U.S. GAAP earnings. These increases were partially offset by the reversal of discounting reflected under U.K. GAAP on asbestos and environmental claims reserves increases which is not permitted under U.S. GAAP, the introduction of the fair value of derivative contracts introduced under FAS 133, the impact of the change to the long term (life) business provision and the impact of policyholder participations which include the aggregate U.K. to U.S. GAAP adjustments on the income statement attributable to policyholders.

Back to Contents

Year ended December 31, 2000

Consolidated net loss under U.K. GAAP was £86 million compared to income of £474 million under U.S. GAAP for the year ended December 31, 2000. The principal reasons for the increases were, the removal from consolidated net income of unrealized losses relating to available for sale securities which for U.S. GAAP purposes appear as a component of equity movement, recognition of the movement in net pension asset the recording of which is required under U.S. GAAP, the reversal of equalization provisions not allowed under U.S. GAAP, the increase in the difference between deferred policy acquisition costs, or DAC, on a U.K. GAAP basis and DAC on a U.S. GAAP basis, the impact of the change in the long term (life) business provision and the impact of full provisioning for deferred tax which, as a result of the significant unrealized losses in the period, creates an increase in U.S. GAAP earnings. These increases were offset by depreciation on properties recognized for U.S. GAAP, the impact of the requirement under U.S. GAAP to charged additional fair value adjustments arising on the Orion acquisitions to income as compared with U.K. GAAP which allows such items to be treated as additional goodwill and the impact of policyholder participations which include the aggregate U.K. to U.S. GAAP adjustments on the income statement attributable to policyholders.

Contracts and Commitments

The Group has a number of guarantees and commitments.

Bank Loan Guarantees

In Canada, the Group guarantees outstanding loan repayments in the event of bank loan default by broker subsidiaries and special relationship brokers. The bank loan guarantees amount in total to £15 million and have a term of seven years. Based on the information currently available it is not anticipated that any of the brokers will default.

Financial Enhancement Products

Within the financial enhancement product portfolio of the U.K. operations, are a number of credit default swaps, residual value insurance contracts, bonds, residential property loan and lease guarantees. The guarantees are accounted for as derivative instruments at fair value under FAS 133. The carrying amount of the guarantees in total is £154 million and the maximum term is 22 years 7 months. The total maximum potential amount of future payments in respect of these guarantees is £512 million. The majority of the guarantee contracts are 100% reinsured with the relating recoverable held as an asset.

Within the financial enhancement portfolio of Financial Structure Limited, a U.S. subsidiary, are a variety of credit default product exposures, including collateralized debt obligations (“CDO”), credit enhancement and residual value insurance contracts, for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. As of December 31, 2002, the gross and net CDO exposure aggregated approximately £529 million, which comprised of £435 million of principal exposure and £93 million of interest guarantees. For CDO exposures, losses and loss adjustment expenses are established in an amount equal to the estimate of identified or case basis reserves on the occurrence of an insured event associated with insurance agreements in force at the balance sheet date. Our estimates of such amounts are based upon discrete analysis of each exposure and also reflect the cost of settlement and recoveries and are subject to continual review.

U.K. GAAP Critical Accounting Policies and Estimates

Introduction

This Operating and Financial Review and Prospects includes an analysis of the results presented in the financial statements. These financial statements have been prepared in accordance with U.K. GAAP.

The preparation of these financial statements requires management to make estimates, assumptions and judgments that impact upon the measurement of assets and liabilities at the balance sheet date and upon the presentation of the reported revenues and expenses during the reporting period. Under U.K. GAAP, entities are required to adopt accounting policies that enable its financial statements to give a true and fair view. Where it is necessary to choose between accounting policies that satisfy this condition, management must select whichever of those accounting policies is judged to be most appropriate to the entity’s particular circumstances for the purpose of giving a true and fair view. For insurance companies and insurance groups, guidance upon the

Back to Contents

selection of the accounting policies is provided in the SORP issued by the Association of British Insurers in December 1998.

The following is a discussion of the accounting policies that, in management’s view, are critical to the reporting of the Group’s financial position.

The critical policies relate to the valuation of assets and liabilities. The major policies in respect of assets relate to the intangibles, investments and the value of long term business (“VLTB”). The major policies in respect of liabilities relate to technical provisions and taxation.

Technical Provisions

The provision for unearned premiums in respect of general business represents the proportion of premiums written relating to periods of insurance subsequent to the balance sheet date and is calculated principally on a daily pro-rata basis.

The long term (life) business provision is derived from actuarial valuation. For with profits business, the calculation includes explicit allowance for vested bonuses (including those vesting following valuation at the balance sheet date). Implicit allowance is made for future reversionary bonuses through the use of a net premium valuation method employing a reduced valuation rate of interest. No provision is made for terminal bonuses.

The provision for claims outstanding, whether reported or not, comprises the estimated cost of claims incurred but not settled at the balance sheet date. It includes related expenses and a deduction for the expected value of salvage and other recoveries. The provision is determined using the best information available of claims settlement patterns, forecast inflation and settlement of claims. Property and casualty business provisions for claims outstanding are discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. Claims provisions relating to long term permanent disability claims in the United States, Canada, Scandinavia and Australia are determined using recognized actuarial methods.

Provision is made, based on information available at the balance sheet date, for any estimated future underwriting losses relating to unexpired risks after taking into account future investment income on relevant technical provisions. The unexpired risk provision is assessed in aggregate for business classes which, in the opinion of the directors, are managed together.

In property and casualty business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms & conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Equalization provisions are established in accordance with the Insurance Companies (Reserves) Act 1995 in the United Kingdom and with similar legislation in overseas countries. These provisions, notwithstanding that they do not represent liabilities at the balance sheet date as they are over and above the anticipated ultimate cost of outstanding claims, are required to be included within technical provisions in the balance sheet by U.K. Company Law.

Intangible Assets

Goodwill, arising on the acquisition of subsidiary companies and associated undertakings, is capitalized in the balance sheet and amortized to the profit and loss account on a straight line basis. The period of amortization, which does not exceed 20 years, is determined by an assessment of the useful economic life of the goodwill. Goodwill arising prior to December 31, 1997 has been eliminated against reserves in accordance with the Group accounting policy at the date of acquisition.

Goodwill is reviewed for impairment at the end of the first full year from the date of acquisition and on an ongoing basis if events or changes in circumstances indicate that the carrying amount of goodwill may not be

Back to Contents

recoverable. The recoverable amount represents the greatest value to the Group in terms of the cash flows that it can generate. Goodwill is impaired only if both net realizable value and value in use are lower than its carrying value.

The present value of the shareholders’ interest in the acquired value of in-force long term (life) business is included as part of the fair value of the acquired net tangible assets in the goodwill calculation and is amortized in the profit and loss account on a systematic basis over the anticipated periods of the related contracts in the portfolios as the profit on these acquired contracts is recognized.

The fair value of general business claims provisions relating to businesses acquired is established after making allowance for future investment income. The discount, being the difference between the fair value and the undiscounted value at which they are accounted for on consolidation, is capitalized as goodwill in acquired claims provisions and amortized to the profit and loss account over the expected run-off period of the related claims.

Investments

Investments and assets held to cover linked liabilities (separate account assets), are shown at market value, for which purpose unlisted investments, mortgages and loans are included at directors’ valuation and properties at professional valuation. For listed securities the stock exchange values are used except that fixed income securities held for long term (life) business in certain overseas operations are included on an amortized cost basis. Properties are valued annually at open market value.

Value of Long Term (Life) Business

The directors’ assessment of the value of the shareholders’ investment in the long term (life) business funds, not already recognized under the modified statutory principles of profit recognition is recognized as an asset in the balance sheet. It comprises the shareholders’ share of both the net of tax future cash flows arising from the in-force long term (life) business policies and the surplus held within the funds to meet solvency and future business development requirements. Movements in this asset, except those arising on acquisition, are recognized in the Statement of Total Recognized Gains and Losses.

Long Term (Life) Business Profit Recognition

The profits on long term (life) insurance business represent the transfer from the long term (life) funds to shareholders following the actuarial valuation of liabilities, investment income arising on shareholders’ funds attributable to the long term (life) business based on the longer term investment return and the movements in certain reserves attributable to shareholders held within the long term (life) funds.

Accounting policies differ from estimation techniques, in that estimation techniques are the methods adopted by the Group to arrive at estimated monetary amounts, corresponding to the measurement bases selected, for assets, liabilities, gains, losses and changes to shareholders funds. See note 1 to our consolidated financial statements for a discussion of the significant estimation techniques used by the Group.

Taxation

Taxation in the profit and loss account is based on profits and income for the year as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior years. Taxation in the profit and loss account includes the tax by which the balance on the long term business technical account has been grossed up. Deferred taxation is provided in full and consists of the estimated taxation, or relief from taxation, which is expected to arise from material timing differences using rates based on tax rates and laws that have been substantively enacted by the balance sheet date.

Back to Contents

U.S. GAAP Critical Accounting Policies and Estimates

Introduction

Note 1 to the consolidated financial statements contain a summary of the Group’s significant accounting policies under U.K. GAAP. Note 48 to the consolidated financial statements contains a discussion of the differences between U.K. GAAP and U.S. GAAP, which materially affect the determination of the Group’s consolidated net income and shareholders’ equity. These should be read in conjunction with the following U.S. GAAP accounting policies that we consider to be the most significant:

Loss Reserves (Life)

The concept of providing for policy liabilities is consistent with that under U.K. GAAP, in that the liabilities are estimated using actuarial methods based on assumptions about premiums, interest rates, investment returns, expenses, mortality and surrenders. However, the underlying classification of policies, reserving methodology and assumptions are different from those under U.K. GAAP. If actual results differ from the assumptions used then the value of the liabilities would need to be adjusted.

Loss Reserves (Property and Casualty)

In property and casualty business, loss reserves are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies, and on interpretation of circumstances. Prior experience with similar cases and historical claims payment trends are particularly relevant. The approach also includes the consideration of the development of loss payment trends, the level of unpaid claims, judicial decisions and economic conditions. The Group seeks to provide appropriate levels of claims provision and provision of unexpired risks taking into account the known facts and experience. However, by their nature, the quantification of the provisions remains very uncertain.

Premium Recognition

For property and casualty business, premiums are accounted for in the year in which the contract is entered into and include estimates where the amounts are not determined at the balance sheet date. Premiums written exclude taxes and duties levied on premiums.

For long-term (life) business, premiums and annuity considerations are accounted for when due except premiums in respect to linked (separate accounts) business which are accounted for when the policy liabilities are created.

Deferred Acquisition Costs

The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable sales expenses that relate to and vary with the production of new or renewal business have been deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period. Deferred acquisition costs are amortized over the period in which the premiums are earned.

Impairment Losses on Investments

Management regularly reviews its fixed maturity and equity securities portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process including, but not limited to, whether a decline is substantial, the length of the time the fair value has been less than cost (generally 6 months), current economic conditions, and the financial condition and near-term prospects of the issuer. Impairment losses result in a reduction of the cost basis of the underlying investment.

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount.

Significant changes in the factors the Group considers when evaluating investments for impairment losses could result in a significant change in impairment losses reported in the consolidated financial statements.

Back to Contents

Reserve for Contingencies

A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events. Under U.S. GAAP, reserves for contingencies are required to be established when the future event is probable and its impact is reasonably estimated. An example is the establishment of a reserve for losses in connection with an unresolved legal matter. The initial reserve reflects management’s best estimate of the probable cost of ultimate resolution of the matter and is revised accordingly as facts and circumstances change and, ultimately, when the matter is brought to a closure.

Other Significant Estimates

In addition to the items discussed above, the application of U.S. GAAP requires management to make other estimates and assumptions. For example, accounting for pension and other postretirement and postemployment benefits requires estimates of future returns on plan assets, expected increases in compensation levels and trends in health care costs. Another example is the recognition of deferred tax assets, which depends on management’s assumption that future earnings will be sufficient to realize the deferred benefit.

Recently Issued Accounting Pronouncements Not Yet Adopted

U.K. GAAP

On November 30, 2000, the U.K. Accounting Standards Board, (“ASB”), issued Financial Reporting Standard No. 17 Retirement Benefits (“FRS 17”). FRS 17 supersedes Statement of Standard Accounting Practice (“SSAP”) No. 24 Accounting for pension costs. The implementation of the requirements of FRS 17 was originally phased over three years for accounting periods ending on or after June 22, 2001. On November 25, 2002, the ASB issued an amendment to FRS 17 delaying the mandatory full implementation of the standard until accounting periods beginning on or after January 1, 2005.

FRS 17 sets out the requirements for accounting for retirement benefits with particular emphasis on the manner in which the assets and liabilities of defined benefits schemes are measured and any resultant asset or liability (“defined benefit asset or liability”) is recognized in the employer’s balance sheet. The treatment required by FRS 17 is more aligned to both U.S. GAAP (SFAS No. 87 and SFAS No. 106) and International Accounting Standards (IAS 19 (revised)) than SSAP No. 24. A major difference between FRS 17 and its U.S. and international counterparts is the requirement in FRS 17 to recognize actuarial gains and losses immediately as they occur in the statement of total recognized gains and losses.

In accordance with the phased implementation set out above, the impact of the adoption of FRS 17 on the profit and loss account, statement of total recognized gains and losses and the balance sheet on a U.K. GAAP basis is presented in note 8 to our consolidated financial statements.

The ABI is currently reviewing its SORP on Accounting for Insurance Business and is updating it to include changes arising in respect of standards issued during the last three years.

On June 7, 2002 the Council of Ministers of the EU gave final approval to a Regulation on the application of international accounting standards in the EU. The Regulation will require all companies listed on regulated markets in the EU to prepare their consolidated accounts on the basis of the standards adopted and promulgated by the International Accounting Standards Board (“IASB”) from 2005. It also includes a mechanism by which International Financial Reporting Standards (“IFRS”) can be endorsed for use in the EU, within the EU legal framework. The Regulation will apply directly to companies and does not need to be implemented by national legislation.

The Group will therefore be required to adopt IFRS in its financial statements with effect from January 1, 2005. The IASB has undertaken a review of existing standards and expects to issue a number of revisions to these standards together with a number of new standards prior to the 2005 deadline. The most important development for the Group is expected to be a new standard dealing with accounting for insurance contracts.

We have not yet determined the effects on the Group’s financial statements arising from the adoption of IFRS.

Back to Contents

U.S. GAAP

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”). Previous guidance required expenses for exit or disposal activities to be accrued when the exit or disposal plan was approved by management and the liability was probable and quantifiable regardless of when the expense would be incurred. This standard requires that liabilities or costs associated with such activities be recognized when incurred. This standard also requires that any such liability be recognized initially at fair value. The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002, with earlier application permitted. The Group will adopt the new standard as required and does not expect it to have a material impact on the Group’s financial condition, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guaranties, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of certain types of guaranties, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligations associated with guaranties issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The Group has adopted the disclosure requirements for the year ended December 31, 2002. The Group is currently evaluating the effects of the initial recognition provisions of FIN 45; however the Group does not expect that the adoption of FIN 45 will have a material effect on the Group’s financial condition and results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The effect of adoption of this standard on the Group’s financial condition is not expected to have a material impact.

In April 2003, the FASB issued Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS No. 149”). This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement clarifies when a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. This statement also amends the definition of an underlying to conform to the language contained in FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows.

In May 2003, the FASB issued Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). The statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

There are presently nine directors in office, including two executive directors. Our current directors, each of whose business address is 30 Berkeley Square, London W1J 6EW, and their other significant directorships are as follows:

Name	Position	Director Since	Age	Other Significant Directorships

John Napier	Chairman (1) (2)	2003×	60	Kelda Group plc
John Baker	Deputy Chairman (1) (2) (3)	1996+	65	Celltech Group plc
Robert Ayling	Director (1) (2) (3)	1993*	56	Dyson Limited Holidaybreak plc
Nicholas Barber	Director (2) (3)	1996+	62	Fidelity Japanese Values plc Bristol & West plc
Julian Hance	Group Finance Director (4)	1998	47	None
Andrew Haste	Group Chief Executive Officer (4)	2003#	41	None
Stephen Hill	Director (3)	2000	42	Psion plc

Susan Hooper	Director (2)	2001	43	Avis Europe plc

Carole St. Mark	Director (1) (2)	1998	60	Growth Management LLC Gerber Scientific Inc.

(1)	Member of Nomination Committee.

(2)	Member of Remuneration Committee.

(3)	Member of Audit & Compliance Committee.

(4)	Executive Director.

*	Director of Sun Alliance Group plc prior to the merger.

+	Director of Royal Insurance Holdings plc prior to the merger.

×	Appointed as director on January 9, 2003 and as Chairman on March 17, 2003.

#	Appointed on April 2, 2003.

During the year ended December 31, 2002, Paul Spencer, Anthony Forbes and Robert Mendelsohn left the Board on March 31, 2002, May 15, 2002 and September 11, 2002 respectively. Sir Patrick Gillam retired from the Board on March 31, 2003 and Robert Gunn retired from the Board on April 2, 2003.

Each director must retire from office at the third annual general meeting after the annual general meeting at which he was last elected. A retiring director is immediately eligible for re-election by our shareholders.

Our Audit & Compliance Committee has terms of reference which enable it to take an independent view of the appropriateness of the Group’s accounting policies to be used in the published annual report and accounts. It also considers the independence and remuneration of our external auditors, the work schedule and effectiveness of the internal audit function and the effectiveness of the Group’s system of internal control.

Back to Contents

Our current Management Board, other than the executive directors who are named above, are as follows:

Additional Executive Officers	Position	Executive Officer Since

Duncan Boyle	Chief Executive, U.K.	2002
Jens-Erik Christensen	Chief Executive, Scandinavia	1998
Rick Hudson	Group Director, Risk	1998
Ewoud Kulk	Group Director, Asia Pacific	1998
Simon Lee	Chief Executive, International Business	2003*
Jan Miller	Director Financial Control & Group Company Secretary	1989†
Steve Mulready	Chief Executive, USA	1999
Andrew Nelson	Group Director, Strategic Change and IS	2003*
Larry Simmons	Chief Executive, Canada	1998
Paul Whittaker	Group Director, Human Resources	2003*

*	Appointed April 2003.

†	Group Finance Controller of Royal Insurance Holdings plc prior to the merger.

Compensation Policy

A Remuneration Committee made up of independent non-executive directors determines the level and make up of compensation for the executive directors and certain senior executives. The Remuneration Committee’s objectives are to ensure that the Group has policies to:

•	ensure the attraction, retention and motivation of high caliber individuals

•	reward executive directors and certain senior executives by reference to the overall performance of the Group, and, where appropriate, their individual business unit

•	align the interests of our executive directors as closely as possible with those of our shareholders.

Over half of our revenues are earned outside the United Kingdom. The Remuneration Committee therefore takes careful account of international, as well as U.K., trends in compensation. The Remuneration Committee’s current policy is to relate base salaries to the mid-market pay levels of companies of comparable size and complexity, including both international financial services and other listed companies. We aim to encourage top quartile performance by means of short term and long term incentive schemes. The Remuneration Committee draws upon advice and survey data from specialist compensation consultants where necessary. In framing its policy, the Remuneration Committee has taken account of the relevant provisions of the Combined Code appended to the Listing Rules of the U.K. Listing Authority.

The Remuneration Committee annually reviews the individual salary, incentive and benefit levels of our executive directors and certain senior executives, having regard to individual responsibilities and performance, and taking account of pay and conditions throughout the Group.

Compensation for executives consists of four principal elements:

•	a base salary;

•	an annual bonus, based on the performance of the Group as a whole, the individual and, where appropriate, the applicable business unit;

•	participation in executive share option plans; and

•	pension plans.

Back to Contents

Compensation

The table below presents total compensation for each of our directors, including those directors who resigned in 2002 or subsequently, and for our Management Board members as a group excluding our executive directors, for the year ended December 31, 2002.

Name	Salary and Fees	Allowances, Benefits and Other Awards	Total

	(£ in thousands)
Executive Directors:
Robert Gunn (1) (2)	554	441	995
Julian Hance (1) (3)	411	127	538
Non-executive Directors:
Robert Ayling	35	—	35
John Baker	61	—	61
Nicholas Barber	45	—	45
Sir Patrick Gillam	175	—	175
Stephen Hill	35	—	35
Susan Hooper	35	—	35
Carole St. Mark	35	—	35
Former Directors:
Anthony Forbes (4)	23	—	23
Robert Mendelsohn (5)	600	1,857	2,457
Paul Spencer (6)	193	729	922
Management Board members (as a group) (7)	2,122	538	2,660

(1)
In addition to base salary, each executive director is entitled to participate in the annual incentive scheme. Under this scheme executives can achieve up to 100% of base salary (120% for Robert Gunn) in the event of exceptional corporate financial and individual performance. The annual incentive scheme is primarily based on the Group’s (and division’s where appropriate) annual net real return on risk based capital, combined with individual objectives. Awards of up to 40% of base salary (50% for Robert Gunn) are payable if target performance is achieved. Annual bonuses for senior executives with regional responsibility are based 70% on the performance of their region and 30% on Group results.

(2)
Robert Gunn retired from the Board on April 2, 2003. As an expatriate director Robert Gunn was provided with accommodation at a Group owned residential facility that is available to other expatriates or visiting staff members. The taxable benefit of this is reflected above in allowances. A payment of £300,000 was made payable to Robert Gunn in respect of personal performance and continuity bonuses in 2002. The payment takes account of the responsibility he assumed when acting as Group Chief Executive.

(3)
In respect of bonus year 2002 personal performance and continuity bonus payments of £100,000 were made in respect of Julian Hance. A retention and continuity bonus of £250,000 was introduced for Julian Hance payable at December 31, 2003.

(4)	Anthony Forbes retired from the Board on May 15, 2002.

(5)
Robert Mendelsohn resigned from the Board on September 11, 2002. As an expatriate director, Robert Mendelsohn received remuneration which was intended to put him in a position, after taking into account taxation and living cost differentials, where he was no worse off than if he had performed the same duties for the Group in his home country (United States). This included expatriate benefits such as the provision of accommodation and related allowances, which are included above as part of allowances.

Also, included in the amounts shown above for allowances, benefits and other awards for Robert Mendelsohn is a payment in lieu of notice in accordance with his contract of employment of $1,762,500 (£1,094,720) plus $505,535 (£319,997) in respect of his contractual benefits. In addition he received temporary accommodation and car benefits of £32,552 subsequent to the date of his resignation, up to the point of his return to the United States.

(6)
Paul Spencer resigned from the Board on March 31, 2002. The figure above for allowances, benefits and other awards includes pay in lieu of notice in accordance with his contract of employment of £578,000 plus £30,000 in respect of his contractual benefits. In addition he received a discretionary payment of £115,000 in recognition of the services rendered towards the U.K. business meeting its targets in the bonus year 2002.

(7)	Includes compensation for Syd Pennington who was an executive officer during 2002 and left the Group in April 2003.

The aggregate compensation for our directors, including amounts received from subsidiaries and gains on exercise of share options, for the year ended December 31, 2002 was £5.5 million.

Base Salary

Utilizing the input from external specialists, base salaries are targeted at the market median taking into account the executive’s experience, performance, and responsibilities and the level of salaries paid to executives performing comparable functions. Salaries are determined in local currencies where appropriate. In 2002, base salaries increased by an average of 9.6% reflecting a shift in the market and individual roles.

Back to Contents

Long Term Incentive Schemes

The Group currently offers a single long term incentive scheme to senior executives. The introduction of the existing executive share option scheme, approved by shareholders in 1999, followed a detailed review by the Remuneration Committee. Under the scheme, executives can normally be granted options annually over shares at market value of up to one times base salary. In exceptional circumstances, and in line with Association of British Insurers’ guidelines, the Group may grant options over shares above these limits. Under the current scheme, options may be exercised if the Group’s net of tax and inflation return on capital exceeds 6% per annum over a three year period. The test operates on a rolling basis which means that it can be satisfied over any three year period during the ten year life of an option.

New Group Chief Executive

The Group can in exceptional circumstances grant options in excess of the normal limits under the long term incentive scheme provided that any grant in excess of the four times salary limit under our executive share option scheme, or ESOS, rules is funded by way of market purchased shares. After due consideration, and taking external advice from remuneration consultants, the Board agreed that Andrew Haste should, on joining the Group, receive an initial grant of executive share options of three times his base salary and in August 2003 a further grant equal to two times his base salary. The amount of grant in excess of the limits under the ESOS will be funded by way of market purchased shares. These options will be subject to the rules and performance conditions of the ESOS scheme applicable at the time of grant.

Pension Benefits

Non-executive directors are not entitled to any pension benefits. The tables below present the pension benefits earned by each of the executive directors as participants in our defined benefit schemes as of December 31, 2002. The total amount set aside by the Group and its subsidiaries to provide pension benefits for the Management Board members as a group, other than our executive directors, was £249,000.

Back to Contents

Name	Change in accrued pension in year	Total accrued pension at December 31, 2002	Transfer value of total accrued pension at December 31, 2002	Transfer value of total accrued pension at December 31, 2001	Difference in transfer values less member’s contributions (1)
	£	£	£	£	£

Robert Gunn (2) (3) (4) (5)	113,412	413,695	4,636,595	3,792,280	1,172,780
Julian Hance (2) (3) (6) (9)	24,737	144,084	1,420,656	1,294,834	125,822
Paul Spencer (2) (3) (7) (9)	26,063	93,576	1,258,163	902,674	355,489
Robert Mendelsohn (2) (3) (4) (8) (9)	11,058	325,543	3,851,774	3,727,759	471,322

(1)
The difference in transfer values reflects the difference between the two transfer values calculated using relevant information on the respective dates and is not necessarily the actuarial increase of the underlying pension. For Robert Gunn the figures are also impacted by movements in exchange rates.

(2)
The figures set out in the table above provide information as required by the Directors’ Remuneration Report Regulations 2002. The Stock Exchange Listing Rules require the increase to be shown excluding the effects of inflation and the transfer value of this increase. These figures are shown in the notes below.

(3)
The accrued pension figures shown are the annual amounts of member’s pension payable from normal retirement age. Increases to pensions when in payment are applied in accordance with the relevant scheme rules or on the same discretionary basis as applies to the membership of the relevant scheme as a whole. On the death of the member leaving a surviving spouse and/or children, spouses and/or childrens’ pensions are payable in accordance with scheme rules.

(4)
Robert Gunn and Robert Mendelsohn are members of various Canadian and U.S. pension schemes whose benefits are denominated in Canadian dollars and U.S. dollars respectively. The figures shown in British pounds have been calculated by taking the appropriate Canadian or U.S. dollar figure and converting this into British pounds at the exchange rate at December 31, 2002 or December 31, 2001, as applicable.

(5)
On his appointment to the United Kingdom in September 2001, Robert Gunn received a salary increase and his pensionable remuneration for 2002 reflects a full year at this increased salary compared with only four months at this salary during 2001. At that time he also became entitled (in the event of retirement) to an enhanced retirement pension of 56% of pensionable earnings. For each subsequent year of service this would increase by 2% until retirement at age 60.

The increase in his accrued pension during the year, excluding the effects of inflation, was £108,307 per year and the transfer value in respect of this was £1,437,059 at December 31, 2002.

Robert Gunn is due to retire from the Group in September 2003. Based on his current pensionable remuneration (and exchange rates) at December 31, 2002, he would be entitled to an early retirement pension of £439,042 per year but he is to be granted a pension of £476,330 per year, which is an increase of £62,635 per year over the total accrued pension at December 31, 2002 shown in the table above. The expected transfer value of this total pension in September 2003 is £5,495,355 and the difference between this and the transfer value at December 31, 2002 is £858,760. Of this amount, £430,192 relates to the additional early retirement pension he is to be granted over the early retirement pension ordinarily available.

(6)
For Julian Hance the increase in his accrued pension during the year, excluding the effects of inflation, was £22,311 per year and the transfer value in respect of this was £227,706 at December 31, 2002.

(7)
Paul Spencer resigned from the Group with effect from June 30, 2002. He was awarded an additional amount of pension of £19,784 per year in respect of the unexpired period of his contract. This additional pension is included in the figures in the table above for both the total accrued pension at December 31, 2002 and the change in accrued pension during the year. The transfer value in respect of this additional amount of pension was £266,468 at December 31, 2002. The increase in his accrued pension during the year, excluding the effects of inflation, was £25,841 per year and the transfer value in respect of this was £348,043 at December 31, 2002.

(8)
Robert Mendelsohn resigned from the Group with effect from October 31, 2002, after which date he ceased to accrue further pension. In respect of the U.S. Cash Balance Plans of which he was a member, the accrued pensions shown in the table for 2002 have been calculated by converting the accumulations in the plans at October 31, 2002 into notional pensions using a 6.63% interest rate and applicable U.S. Group Annuity Mortality Tables. For the accrued pension at December 31, 2001 a 7.75% interest rate was used. The increase in his accrued pension during the year, excluding the effects of inflation, was £6,603 per year and the transfer value in respect of this was £63,714 at December 31, 2002. Robert Mendelsohn is also a member of defined contribution schemes to which the Group contributed £30,650 during the year.

(9)
No contribution by members of the schemes is required but with the exception of Robert Gunn, they all have the option of paying Additional Voluntary Contributions. Neither the contribution nor the resulting benefits are included in the table.

Other Benefits

In addition to participation in the annual and long term incentive arrangements, the Group provides senior executives with a range of competitive benefits, such as death in service cover, life cover, private health insurance and company car allowance.

Service Contracts

Directors holding executive office have service contracts, the terms of which are considered by the Remuneration Committee to provide a proper balance of duties and security between the respective parties. It is the Group’s intention that the notice period for new executives appointments will be one year.

Back to Contents

Julian Hance’s contract dated April 1, 1997 is terminable on one year’s notice. If not so terminated, the contract continues until he attains age 62. Robert Gunn is employed under a Canadian employment agreement, dated May 2, 1973, that does not provide for notice. Termination provisions are a matter for mutual agreement in the context of Canadian employment law and practice. Robert Gunn will retire from the Group on September 30, 2003.

In the case of all executive directors, dismissal by the Group without notice and in the absence of specific grounds may require pay in lieu of the corresponding notice periods.

Robert Mendelsohn and Paul Spencer both had contracts that were terminable by the employer on two years’ notice.

Non-Executive Directors

Those directors appointed to a non-executive role do not have service contracts and are not entitled to bonus payments or pension arrangements. They do not participate in the Group’s long term incentive arrangements. Our Articles of Association provide that the remuneration paid to non-executive directors is to be determined by the Board within the overall limit set by the shareholders. The fee which was set in 1999 was £35,000 per annum, with an additional fee of £10,000 for chairing the Audit & Compliance Committee and the Remuneration Committee, as these were recognized as particularly onerous. The fee payable to the Deputy Chairman remained at £60,000. John Napier received a fee at the rate of £60,000 per annum from his appointment on January 9, 2003 to taking over as Chairman on March 17, 2003. From that date he now receives a fee at the rate of £250,000 per annum. This figure was determined by the Board after taking advice from the Group’s independent remuneration consultants that it compared with similar appointments in international and financial services companies. Other than in respect of John Napier, the fees payable to non-executive directors were not reviewed in 2002.

Employees

The average number of employees of the Group during each of the years set forth below was as follows:

	Average number for the year ended December 31,

	2002	2001	2000

United Kingdom	21,574	22,823	24,333
Europe	10,326	10,219	9,905
Americas	12,062	12,047	12,248
Asia Pacific	6,517	5,834	5,248

Total	50,479	50,923	51,734

Following the sale in May 2003 of our property and casualty and life and asset accumulation businesses in Australia and New Zealand by way of an initial public offering, the number of employees in our Asia Pacific region is now approximately 700.

Options to Purchase Securities from Registrant or Subsidiaries

In 1999, our shareholders at the annual general meeting approved the introduction of a new ESOS. This followed a detailed review by our Remuneration Committee into the effectiveness of our ESOS.

Awards of executive share options are targeted to reward and encourage high performance. Our executive directors and other senior executives are eligible to receive annual grants of options in an amount of ordinary shares equal in current market value to their base salary. When that level of options exceeds four times salary, these grants are funded by way of ordinary shares purchased in the market and retained in a trust. All participants in the plan are encouraged to retain their options for the long term. Shareholding guidelines apply to all participants. Our executive directors and certain other senior executives are required to build and retain a minimum shareholding of ordinary shares equivalent to at least one times their current salary. Normally, share options are exercisable between three and ten years after grant.

Back to Contents

Grants of executive share options made in 2001 were made subject to a performance condition that they could not be exercised unless we delivered a net return on capital which exceeded inflation by an annual average of at least 6% over a three year period. The performance condition is subject to annual review by the Remuneration Committee. Executive share options granted between 1996 and 1997 were subject to the performance condition that average total shareholder return must at least equal the median of the FTSE 100 companies for a period of three years prior to exercise. Total shareholder return is based upon share price and cumulative dividends.

In 2000 the Royal & Sun Alliance Insurance Group plc Equity Incentive Scheme for U.S. Employees (the “Equity Incentive Scheme”) was approved by the Remuneration Committee. Under the Equity Incentive Scheme, options may be issued to purchase ADSs. At the 2001 annual general meeting the Equity Incentive Scheme was approved by the Company’s shareholders permitting options granted under the Equity Incentive Scheme to be satisfied by ADSs funded by newly issued shares. Vested options granted under the Equity Incentive Scheme are normally exercisable up to ten years from the date of grant. Options do not vest until year seven unless performance conditions relating to the Group’s U.S. operation’s return on capital targets are met. Options will vest at a rate of 25% per year for each year in which the U.S. operation’s return on capital exceeds 6%, at a rate of 30% per year for each year in which the U.S. operation’s return on capital exceeds 8% and at a rate of 40% per year for each year in which the U.S. operation’s return on capital exceeds 10%. Participants are required to build and retain a minimum holding of shares relative to their salary.

In addition to the Equity Incentive Scheme, there are two other employee benefit plans pursuant to which employees of the Group’s U.S. operations can acquire ADSs. The Royal & Sun Alliance 401(k) Account (the “401(k) Account”) is a tax qualified retirement plan under which U.S. employees may periodically purchase ADSs through automatic payroll deductions. Under this plan, which was implemented in July 2001, shares are accumulated and held in trust until a participating employee’s retirement or separation from service.

The Royal & Sun Alliance Insurance Group plc Employees’ Stock Purchase Plan for U.S. Employees, or ESPP, is another plan pursuant to which U.S. employees may purchase ADSs through automatic payroll deductions. Under this plan, which was implemented in September 2001, shares are automatically purchased for participating employees’ accounts twice per year at a 15% discount. The ESPP was approved in May 2001 by the Group’s shareholders permitting the use of newly issued shares to fund ADSs purchased under the plan.

On May 14, 2003, amendments in relation to new issue share limits and re-testing of performance conditions (the “amendments”) in the rules of The Royal & SunAlliance Insurance Group plc 1999 Executive Share Option Scheme, the Royal & Sun Alliance International Sharesave Plan and the Royal & Sun Alliance Irish Sharesave Plan (collectively referred to as the “Plans”) were approved by the shareholders of the Group subject to such modification as the directors may consider necessary to take account of the requirements of the Inland Revenue or the Irish Revenue Commissioners, and the directors were authorized to do all things necessary to adopt and implement the amendments.

As of May 30, 2003, our employees held options under the Savings Related Share Option Schemes, or SAYE, exercisable within 6 months after maturity, to subscribe for 21,566,715 ordinary shares at prices ranging between 82p and 447p per share.

As of May 30, 2003, our employees also held options under the ESOS, potentially exercisable between three and ten years after grant, to subscribe for 39,596,241 ordinary shares at prices ranging between 225.9p and 550.8p per share.

As of May 30, 2003, our employees also held options under the Equity Incentive Scheme, potentially exercisable between one and ten years after grant, to subscribe for 8,104,785 ordinary shares at prices ranging between 290p and 544p per share.

Back to Contents

The table below presents changes in option holdings of our Management Board members, including our executive directors, during the year ended December 31, 2002.

Name	Plan	Options held at January 1, 2002 or on appointment	Options granted during the period	Options exercised during the period	Options lapsed during the period	Exercise price	Market price at date of exercise	Gains on exercise	Options held at December 31, 2002 (1)

						p	p	£
Executive directors:
Robert Gunn (2)	ESOS	406,752	86,206	107,309	—	141.6	267.5	135,102	385,649
	SAYE	4,269	875	—	4,269	—	—	—	875
Julian Hance	ESOS	352,711	66,379	—	—	—	—	—	419,090
	SAYE	4,126	875	—	1,318	—	—	—	3,683
Robert Mendelsohn (3)	ESOS	1,141,563	119,827	—	—	—	—	—	1,261,390
	SAYE	—	—	—	—	—	—	—	—
Paul Spencer (4)	ESOS	351,500	66,379	—	—	—	—	—	417,879
	SAYE	—	—	—	—	—	—	—	—

Executive officers:
Duncan Boyle	ESOS	217,654	40,517	—	—	—	—	—	258,171
	SAYE	4,661	—	—	—	—	—	—	4,661
Jens-Erik Christensen	ESOS	276,243	51,724	—	—	—	—	—	327,967
	SAYE	4,896	1,522	—	4,896	—	—	—	1,522
Rick Hudson	ESOS	158,789	41,379	—	—	—	—	—	200,168
	SAYE	4,118	1,522	—	2,514	—	—	—	3,126
Ewoud Kulk	ESOS	294,707	45,003	—	—	—	—	—	339,710
	SAYE	4,260	843	—	4,260	—	—	—	843
Jan Miller	ESOS	143,343	26,206	—	—	—	—	—	169,549
	SAYE	4,499	—	—	—	—	—	—	4,499
Stephen Mulready	ESOS	241,182	100,465	—	—	—	—	—	341,647
	SAYE	—	—	—	—	—	—	—	—
Larry Simmons	ESOS	266,124	126,155	—	—	—	—	—	392,279
	SAYE	—	—	—	—	—	—	—	—

(1)	Or on leaving as a director if left before December 31, 2002.
(2)
Robert Gunn exercised 107,309 options at an option price of 141.6p on June 10, 2002. This option was granted on August 14, 1992 and became exercisable on August 14, 1995. Robert Gunn retired from the Board on April 2, 2003.

(3)	Left the Board on September 11, 2002.
(4)	Left the Board on March 31, 2002.

Back to Contents

The table below presents options to acquire ordinary shares held by our Management Board members, including our executive directors, as of May 30, 2003 as a result of executive and savings related share option plans.

	Number of ordinary shares underlying	Weighted average exercise	Dates exercisable (3)
Name	options	price (1)(2)	From	To

		p
Executive Directors:
Julian Hance	419,965	434.6	04/14/97	03/10/12
Andrew Haste	2,465,753	73.0	04/02/06	04/01/13

Executive Officers:
Duncan Boyle	262,832	441.8	09/10/00	03/10/12
Jens-Erik Christensen	344,144	467.0	09/15/01	03/10/12
Rick Hudson	201,690	428.5	09/10/00	03/10/12
Ewoud Kulk	340,553	459.5	10/11/00	03/10/12
Jan Miller	174,048	386.9	06/02/97	03/10/12
Stephen Mulready	492,637	437.9	12/11/02	03/10/12
Larry Simmons	392,279	373.4	06/02/98	03/10/12

(1)
Options granted to directors in March 2002 under the ESOS were granted at an option price of 290p, which was not less than the average of middle-market quotations for the shares of the Group on the five business days prior to the date of grant.

(2)
The official closing middle-market price at its highest during 2002 was 418p per share and at its lowest was 87.5p per share. On the last dealing day of the year, the official closing middle-market price was 120.75p per share. The official closing middle-market price on May 30, 2003 was 142.25p per share.

(3)
Options granted under the executive share options scheme are potentially exercisable between three and ten years after grant. Current policy is that the exercise of options under Royal & SunAlliance Insurance Group plc 1999 Executive Share Option Scheme is conditional upon the Group delivering a net annual return on capital which exceeds inflation by an annual average of at least 6% over a three year period. The exercise of previously issued executive share options under the Scheme between 1996 and 1997 is conditional upon the Group achieving an average total shareholder return exceeding the median of the FTSE 100 companies for a period of three years prior to exercise. No performance conditions apply to options granted prior to 1996 on other schemes.

No other Management Board members and directors held options as of May 30, 2003.

Full details of all directors’ shareholdings and options to subscribe for shares are recorded in the Group’s Register of Directors’ Interests which is open to inspection in accordance with the provisions of the Companies Act 1985.

Back to Contents

Shareholdings

The table below presents the number of ordinary shares held by each of our directors and our Management Board members.

	Shares held at January 1,	Shares held at December 31,	Shares held at May 30,
Name	2002 (1)	2002 (2)	2003 (3)

Directors:
Robert Ayling	545	545	545
John Baker	4,218	4,218	21,083
Nicholas Barber	6,667	6,667	16,467
Sir Patrick Gillam	10,706	11,260	11,260
Robert Gunn (4)	17,327	67,735	67,735
Julian Hance (5)	10,227	30,227	30,227
Andrew Haste (5)	—	—	25,000
Stephen Hill	—	—	—
Susan Hooper	—	—	—
Carole St. Mark	6,346	6,501	6,501
John Napier	—	—	130,000

Former Directors:
Anthony Forbes	4,850	4,850	4,850
Robert Mendelsohn (4)	71,340	71,340	71,340
Paul Spencer (4)	30,891	30,891	30,891

Executive Officers: (5) (6)
Duncan Boyle	—	—	7,316
Jens-Erik Christensen	—	—	—
Rick Hudson	33,703	33,910	34,027
Ewoud Kulk	—	51,500	51,500
Simon Lee	—	—	—
Jan Miller	89,043	89,394	89,595
Steve Mulready	—	—	—
Andrew Nelson	—	—	—
Larry Simmons	—	—	—
Paul Whittaker	—	—	—

(1)	Or on appointment as a director or officer if appointed after January 1, 2002.
(2)	Or on leaving as a director or officer if left before December 31, 2002.
(3)	Or on leaving as a director or officer if left before May 30, 2003.
(4)
In addition to the interests shown above, Mr. Gunn, Mr. Mendelsohn and Mr. Spencer had a beneficial interest as at the date of their respective resignations in 697,200 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust No 2.

(5)
In addition to the interests shown above, the directors indicated and all of the Management Board members, in common with our employees, had a beneficial interest as of December 31, 2002 or on date of appointment if subsequent in 697,200 ordinary shares of 27.5p each and as of May 30, 2003 in 3,038,894 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust No 2.

(6)
In addition to the interests shown above all of the Management Board members, in common with our employees, had a beneficial interest as of December 31, 2002 in 11,541,409 ordinary shares of 27.5p each and as of May 30, 2003 in 11,538,805 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are not directly or indirectly owned or controlled by any other corporation or any government.

The table below sets forth the total amount of ordinary shares owned by holders of more than 3% of our shares as well as by our directors and our Management Board members as a group as of May 30, 2003, including ordinary shares evidenced by American Depositary Shares, or ADSs.

Title of Class	Identity of Person or Group	Number Owned	Percent of Class

Ordinary shares	FMR Corp. and Fidelity International Limited	143,934,229	9.99%
Ordinary shares	Brandes Investment Partners	126,323,762	8.77%
Ordinary shares	Legal & General plc	46,079,229	3.20%
Ordinary shares	Directors and Management Board members as a group (20 persons)	370,567	0.03%

We do not know of any arrangements which may at a subsequent date result in a change in control of Royal & Sun Alliance.

Related Party Transactions

A number of our directors, other key managers, their close families and entities under their control have property and casualty and/or life and asset accumulation policies or products with our subsidiary companies. Such policies and products are on normal commercial terms except that executive directors and key managers are entitled to special rates that are also available to other members of our staff. The Board has considered the financial effect of such insurance policies and other products and other transactions with our companies and has concluded that they are not material to us or to the individuals concerned and, if disclosed, would not influence decisions made by users of this annual report.

Back to Contents

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements”.

Significant Changes

Except as otherwise disclosed in this annual report, there has been no significant change in our financial position since December 31, 2002.

Legal Proceedings

Litigation and arbitration may affect various companies in our Group as insurers, employers and taxpayers in the normal course of their business. While the ultimate outcome of these proceedings cannot be predicted with certainty, we do not believe that any pending proceedings will have a material adverse effect on our results of operations or financial position.

In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post-secondary trade schools in the United States, primarily truck-driving schools. At December 31, 2002, the loan portfolio had a face value of $501 million. In June and July 2002, Royal Indemnity Company (“Royal Indemnity”), a U.S. subsidiary, filed lawsuits in Texas state court, seeking, among other things, rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover-up by various parties, which among other things concealed the default rate of the loans. As Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suit is uncertain.

In July 2002, Wells Fargo Bank Minnesota, N. A. (“Wells Fargo”) in its capacity as trustee of a number of securitizations that were collateralized by student loans, and MBIA Insurance Corporation (“MBIA”), which insured these securitizations, filed suit against Royal Indemnity in Federal court in Delaware seeking to enforce the credit risk insurance policies that Royal Indemnity had previously sued to rescind and requested punitive damages. In August 2002, Wilmington Trust filed a similar action in the Federal court in Delaware. Wells Fargo, MBIA and Wilmington Trust subsequently moved for summary judgment in their favor in the Federal court action. Royal Indemnity made a motion to dismiss the Delaware federal actions based upon its prior pending action in Texas. Royal Indemnity’s motion to dismiss was denied on March 31, 2003. The decision on the motions for summary judgment is anticipated sometime in the second quarter of 2003.

In September 2002, PNC Bank commenced a similar action in Delaware state court. PNC Bank moved for summary judgment in its favor in the state court action. Royal Indemnity moved to dismiss this action on grounds similar to those in the federal action. These motions were argued on November 25, 2002, and are currently under consideration by the Court.

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and loss reserves, if any. Any losses may be further offset by recoveries from other third parties. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programs and/or loss reserves, if any, among other factors, will be resolved in favor of Royal Indemnity.

If Wells Fargo and MBIA were to prevail in their summary judgment motion, they would be awarded approximately $270 million, together with interest, for an aggregate award of approximately $280.5 million. If Wilmington Trust were to prevail on its summary judgment motion, it would be awarded approximately $12.9 million, together with interest, for an aggregate award of approximately $13.3 million. If PNC Bank were to prevail on its summary judgment motion, it would be awarded approximately $96 million, together with interest, for an aggregate award of approximately $99 million. Wells Fargo, MBIA, Wilmington Trust and PNC Bank would also be granted a declaratory judgment that Royal Indemnity must provide coverage for all future loan defaults. As of March 20, 2003, Royal Idemnity has received claims of approximately $329 milllion from Wells Fargo, $110 million from PNC Bank and $13 million from Wilmington Trust. Royal Indemnity anticipates that it would appeal such an award. If such an award were to be upheld upon appeal, then, notwithstanding the

Back to Contents

availability of reinsurance recoveries, recoveries from the borrowers under the respective loan programs and/or any available loss reserves, it will likely have a material adverse effect on the financial condition of Royal Indemnity and the Americas Region.

Dividend Policy

See “Item 3—Key Information—Dividends”.

Back to Contents

ITEM 9. THE OFFER AND LISTING

Trading on the London Stock Exchange

Our ordinary shares are traded on the London Stock Exchange. This is the sole non-United States trading market for the ordinary shares. The London Stock Exchange assigns a normal market size, or NMS, for each company based on customer turnover. Market makers quote firm prices at a minimum of the NMS level allocated to a particular company. For all companies with an NMS of more than 1,000 shares, information such as best bid and offer prices, latest price traded and accumulated volumes is available. Our ordinary shares have an NMS of 200,000.

The table below sets forth the highest and lowest middle-market quotations for our ordinary shares as derived from the Official List of the U.K. Listing Authority and the closing price of the London Stock Exchange for the periods indicated.

	Price per Ordinary Share pence

	High	Low

1998	808	451
1999	623	356
2000	577	300
First Quarter	486	300
Second Quarter	429	331
Third Quarter	505	399
Fourth Quarter	577	443
2001	568	280
First Quarter	568	436
Second Quarter	522	451
Third Quarter	533	280
Fourth Quarter	416	317
2002	418	87.5
First Quarter	418	261
Second Quarter	326	233
Third Quarter	245.5	94
Fourth Quarter	149	87.5
December	149	116.5
2003 (through May 30, 2003)	142.25	56.25
First Quarter	128	56.25
Second Quarter (through May 30, 2003)	142.25	72.5
January	128	95.25
February	104	62.75
March	78	56.25
April	104	72.5
May (through May 30, 2003)	142.25	102

On May 30, 2003, the last reported sale price for the ordinary shares on the London Stock Exchange was 142.25p.

Trading on the Over-the-Counter Market in the United States and on the New York Stock Exchange

Our ADSs, each representing five ordinary shares, traded in the over-the-counter, or OTC, market in the United States from the fourth quarter of 1998 until October 24, 2000. Since October 25, 2000, our ADSs have been listed on the New York Stock Exchange, or NYSE. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Citibank N.A., as Depositary.

Back to Contents

The table below sets forth the reported high and low closing prices of our ADSs on the OTC and the NYSE, as applicable, for the periods indicated.

	Price per ADS $

	High	Low

1998	43.36	41.61
1999	51.10	29.30
2000	43.00	24.00
First Quarter	38.50	24.00
Second Quarter	34.25	25.25
Third Quarter	37.81	30.24
Fourth Quarter	43.00	32.75
2001	42.50	20.70
First Quarter	42.50	31.60
Second Quarter	38.30	32.90
Third Quarter	38.20	20.70
Fourth Quarter	30.26	23.75
2002	30.40	6.90
First Quarter	30.40	19.20
Second Quarter	24.20	18.10
Third Quarter	19.30	7.46
Fourth Quarter	11.68	6.90
December	11.68	9.17
2003 (through May 30, 2003)	11.76	4.68
First Quarter	10.54	4.68
Second Quarter (through May 30, 2003)	11.76	5.70
January	10.54	8.04
February	8.60	5.10
March	6.45	4.68
April	8.68	5.70
May (through May 30, 2003)	11.76	8.39

On May 30, 2003 the last reported sale price for the ADSs on the NYSE was $11.76.

United States Shareholders

Based on information from registrars and custodians, we estimate that U.S. shareholders held approximately 426,465,675 ordinary shares representing approximately 29% of our issued and outstanding ordinary shares as of May 30, 2003. As of May 30, 2003, 42,378,385 ordinary shares were held through 8,475,677 ADRs.

The number of record holders in the United States of our ordinary shares was approximately 148 as of May 30, 2003. The number of record holders in the United States of our ADRs was 27 as of May 30, 2003.

Back to Contents

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

A discussion of our Memorandum and Articles of Association is incorporated by reference to our registration statement on Form 20-F filed on October 12, 2000 and our annual report on Form 20-F filed on June 28, 2001.

Material Contracts

Other than contracts described elsewhere in this annual report, there were no material contracts entered into by a member of the Group during the prior two years outside the ordinary course of business.

Exchange Controls and other Limitations Affecting Security Holders

We are not restricted by any current U.K. law, decree or regulation from distributing to or receiving capital from, or paying dividends or interest or otherwise making payments to, persons who are neither residents nor nationals of the United Kingdom.

Under U.K. law and our Memorandum and Articles of Association, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer their ordinary shares in the same manner as U.K. residents or nationals.

Taxation

The following is a summary of the principal U.S. federal income and U.K. tax consequences to a U.S. Holder of ADRs representing ordinary shares, or of ordinary shares not held in ADR form, who is eligible for benefits under the current double taxation convention on income and capital gains (the “Convention”) between the United States and the United Kingdom.

For purposes of this discussion, a “U.S. Holder” includes any beneficial owner of ordinary shares or ADRs that is:

•	a citizen or resident of the United States;

•	a corporation organized under the laws of the United States or any State; or

•	otherwise subject to U.S. federal income taxation in respect of an ordinary share or ADR.

This summary is based in part on representations by the Depositary and assumes that the obligations under the Deposit Agreement and any related agreements will be performed in accordance with their terms. In addition, this summary is based on U.S. tax law (including the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions), U.K. tax law and practice, and the Convention, all as of the date hereof and all of which are subject to change (including changes in interpretation), possibly with retroactive effect.

This summary is intended only as a descriptive summary and does not purport to address all potential tax consequences of the ownership of ordinary shares or ADRs, and does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, certain insurance companies, broker-dealers, investors subject to the alternative minimum tax, investors that actually or constructively own 10% or more of our voting securities, investors that hold ordinary shares or ADRs as part of a straddle or hedging or conversion transaction, or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules. In addition, this summary deals only with investors that hold ordinary shares or ADRs as capital assets. Both U.S. Holders and non-U.S. Holders should consult their own advisors as to the tax consequences to them of ownership of the ordinary shares or ADRs.

On July 24, 2001, representatives of the United Kingdom and United States signed a new income tax convention (the “New Convention”). The related instruments of ratification were exchanged by the United Kingdom and United States governments on March 31, 2003. In general, the provisions of the New Convention are effective as of January 1, 2004 for U.S. income tax purposes although certain provisions relating to withholding taxes are effective as of May 1, 2003 as discussed below. Under the New Convention, U.S. Holders

Back to Contents

are no longer entitled to claim a foreign tax credit refund in respect of dividends after April 30, 2003, except for a limited period of 12 months during which U.S. holders may elect to apply the entirety of the former Convention in preference to the New Convention.

Holder for U.S. Federal Income Tax Purposes

For the purposes of the current Convention and the Internal Revenue Code, the U.S. Holder will be treated as the beneficial owner of the underlying ordinary shares represented by the ADRs that are evidenced by such ADRs.

Taxation of Dividends

U.K. Taxation

A U.K. resident individual shareholder is entitled to a tax credit on dividends received, currently equal to one-ninth of the cash dividend. The shareholder is then treated as having taxable income equal to the sum of the dividend and that tax credit. The rate of income tax on dividends is 10% for lower and basic rate taxpayers. The tax credit effectively discharges the full liability to income tax except for an individual whose marginal rate of income tax is the higher rate. Higher rate taxpayers will be liable for tax on such dividends at the rate of 32.5%, so that an individual shareholder who is a higher rate taxpayer will have a liability, after taking account of the tax credit, equal to 25% of the net cash dividend. The tax credit is not repaid by the Inland Revenue except in very limited circumstances.

In general, U.K. resident corporate shareholders, other than those dealing in securities, will have no further liability for tax on dividends paid by us.

A shareholder resident in the United States was entitled to a tax credit repayment under the terms of the former Convention on the aggregate of the dividend and that tax credit entitlement less a withholding tax. The level of tax credit is now such that for a portfolio investor the withholding tax was equal to the tax credit. As the level of tax credit is now one-ninth, a portfolio investor was not entitled to a refund but was not subject to any further U.K. tax charge on the dividend. Such an investor received simply the dividend from us. A shareholder holding 10% or more of our voting stock was entitled to reclaim from the U.K. Inland Revenue half the tax credit, less a withholding tax of 5% on the sum of the dividend and that tax credit entitlement. This resulted in a net additional amount of approximately 0.3% of the dividend.

Under the New Convention a U.S. resident shareholder is no longer entitled to the one-ninth tax credit, but will not be subject to any U.K. taxation on the dividends received, unless they form part of the trading profits of a U.K. branch or agency of the shareholder.

U.S. Federal Income Taxation

The amount of any distribution paid to a U.S. Holder will generally be subject to U.S. federal income tax as ordinary income to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution. To the extent that an amount received by a U.S. Holder exceeds that U.S. Holder’s allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce that U.S. Holder’s tax basis in the shares and then, to the extent the distribution exceeds the U.S. Holder’s tax basis, will be treated as capital gain. We do not maintain calculations of our earnings and profits for U.S. federal income tax purposes. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

The U.S. taxation of dividends received by individuals was changed by legislation signed into law on May 28, 2003. Prior to this legislation, dividends received by individuals were subject to tax at ordinary income tax rates. However, under the new legislation, which is generally effective for tax years beginning after December 31, 2002, through tax years beginning on or before December 31, 2008, dividend income received by an individual from a corporation organized in the United States or from a “qualified foreign corporation” is eligible for taxation at the lower rates imposed on long-term capital gains recognized by individuals. The maximum rate of tax for such dividends is 15%.

Back to Contents

A non-U.S. corporation will be a “qualified foreign corporation” if either (1) its stock with respect to which the dividend is paid is readily tradable on a qualifying U.S. stock exchange (the “U.S. stock exchange test”) or (2) the corporation is eligible for the benefits of a comprehensive tax treaty with the United States that the Internal Revenue Service determines is satisfactory for purposes of the provision reducing the rate of tax on dividends, and that includes an exchange of information program (the “qualifying treaty test”).

Because our American Depositary Shares are traded on the New York Stock Exchange, we should qualify as a “qualified foreign corporation” under the U.S. stock exchange test, and so dividends paid by us on our ordinary shares should be eligible for the lower rates.

The Internal Revenue Service has not formally determined which tax treaties are sufficient to justify the imposition of the lower rate. In addition, the legislative history of the new legislation suggests that a company will be treated as “eligible for benefits of a comprehensive income tax treaty” only if “it would qualify for the benefits of the treaty with respect to substantially all of its income in the taxable year in which the dividend is paid.” The meaning of this legislative history is unclear. Thus, if we are not a “qualified foreign corporation” under the U.S. stock exchange test, there is some uncertainty concerning whether we would be a “qualified foreign corporation” under the qualifying treaty test.

Certain restrictions apply to the ability of an individual U.S. Holder to benefit from the lower rates. For example, the lower rates are only available to such an individual if such individual (i) holds stock for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which the share becomes ex-dividend (disregarding any period during which the U.S. Holder has diminished the risk of loss with respect to such stock (for example, by holding an option to sell such stock)), and (ii) is not under an obligation to make related payments with respect to positions in substantially similar or related property.

If you receive a dividend from us qualifying for the long-term capital gains rates and such dividend constitutes an “extraordinary dividend”, and you subsequently recognize a loss on the sale or exchange of the stock in respect of which the “extraordinary dividend” was paid, then the loss will be long-term capital loss to the extent of such “extraordinary dividend.” An “extraordinary dividend” for this purpose is a dividend in an amount (1) greater than or equal to 10% of the taxpayer’s tax basis (or trading value) of the underlying stock, aggregating dividends with ex-dividend dates within an 85 day period, or (2) in excess of 20% of such tax basis (or trading value), aggregating dividends with ex-dividend dates within a period of 365 days.

A U.S. Holder must include in income the U.S. dollar value of the British pound payment made, determined at the spot rate in effect on the day the distribution is paid to the Depositary regardless of whether the payment is in fact converted to U.S. dollars. If the British pounds are converted into U.S. dollars on the date of the payment to the Depositary, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the British pounds as distributions. If, instead, the British pounds are converted at a later date, any currency gains or losses resulting from such conversion will be treated as U.S. source ordinary income or loss.

Under the New Convention U.S. Holders are no longer entitled to claim a foreign tax credit (as described below) in respect of any dividends paid (other than the deemed paid credit to which 10% corporate shareholders are entitled) because the New Convention eliminates the deemed withholding tax on dividends. For this purpose, the New Convention will generally be effective for the amounts credited on or after May 1, 2003, except that U.S. Holders may continue to receive foreign tax credit benefits as described below for a 12 month period from such date if they elect to apply the former Convention in its entirety for such period.

If the U.S. Holders make such election to have the former Convention apply, subject to certain limitations and restrictions, U.K. tax deemed withheld from dividends paid will be available as a credit against the U.S. Holder’s U.S. federal income tax. U.S. Holders should refer to Internal Revenue Service Revenue Procedure 2000-13 for the specific rules and procedures for obtaining the credit. A U.S. Holder claiming foreign tax credits on an accrual basis generally must translate foreign taxes, including withholding taxes, into U.S. dollars at the average exchange rate for the taxable year to which the taxes relate. U.S. Holders claiming foreign tax credits on the cash basis must translate foreign taxes into U.S. dollars at the spot rate on the payment date. U.S. tax law provides that foreign tax credits are not allowed for withholding taxes imposed in respect of short-term or hedged positions in securities or in respect of arrangements in which a U.S. Holder’s expected economic benefit, after

Back to Contents

non-U.S. taxes, is insubstantial. U.S. Holders should consult their tax advisors concerning the application of these rules in light of their particular circumstances.

Taxation of Capital Gains

U.K. Taxation

U.S. Holders who are not resident or ordinarily resident in the United Kingdom will not be liable for U.K. tax on capital gains realized on the disposal of their ADRs or ordinary shares unless such ADRs or ordinary shares are held in connection with a trade, profession or vocation carried on in the United Kingdom through a branch or agency and the ADRs or ordinary shares are used, held or acquired for the purposes of such trade, profession or vocation or branch or agency. Generally, gains realized in the course of dealing in securities will be regarded as arising in the course of carrying on a trade. In this case, a different U.K. treatment applies and such U.S. Holders should seek specific U.K. tax advice. U.S. Holders who are liable for both U.K. and U.S. tax in respect of a gain on a disposal of ADRs or ordinary shares may, subject to certain limitations, be entitled to credit the U.K. tax paid in respect of such gain against their U.S. federal income tax, or for purposes of U.S. federal income tax, may be able to deduct an amount equal to the U.K. tax paid in respect of such gain.

U.S. Federal Income Taxation

Upon the sale or exchange of ordinary shares or ADRs, a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ordinary shares or ADRs. Such a gain or loss will be a capital gain or loss if the ordinary shares or ADRs were capital assets in the hands of the U.S. Holder. There are different tax rates that may apply depending upon the date of sale, the holding period and the individual’s marginal rate of tax. In general, the capital gain of a non-corporate U.S. Holder is subject to tax at ordinary rates for ordinary shares or ADRs held for one year or less. As discussed above, under new legislation signed into law on May 28, 2003, long-term capital gains recognized by individuals on sales or exchanges occurring after May 5, 2003, are eligible for taxation at new lower rates. The maximum rate for such capital gains is now 15%.

The surrender of ADRs in exchange for ordinary shares, or vice versa, will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such an exchange.

U.S. Information Reporting and Backup Withholding

A U.S. Holder generally will be subject to information reporting with respect to dividends paid on, or proceeds from the sale or other disposition of, an ordinary share or ADR unless the U.S. Holder is a corporation or comes within another category of exempt recipients. If it is not exempt, a U.S. Holder may be subject to backup withholding at a rate of 28% with respect to dividends or proceeds from the sale or disposition of an ordinary share or ADR unless a taxpayer identification number is provided and the other applicable requirements of the backup withholding rules are complied with. Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds this liability, provided that the required information is furnished to the Internal Revenue Service.

Estate and Gift Taxes

A U.S. Holder need only be concerned about liability for U.K. Inheritance tax to the extent that he or she is regarded as a U.K. domiciliary, or was so regarded at the time he or she made any trust or settlement or other gift, or to the extent that he or she holds or gifts U.K. property. The ordinary shares will be, and ADRs may be, U.K. property.

Under the current convention relating to estate and gift taxes (the “Estate Convention”) between the United States and the United Kingdom, an ADR or ordinary share beneficially owned by an individual who is domiciled in the United States for the purposes of the Estate Convention and is not a national of the United Kingdom will usually not be subject to U.K. Inheritance tax on the individual’s death or on a lifetime transfer of the ADR or ordinary share. There is an exception where the ADR or ordinary share is held in a trust created by a settlor who was not domiciled in the United States or who was a national of the United Kingdom at the time when the trust was created. There is also an exception where the ADR or ordinary share is part of the business property of a U.K. permanent establishment of an enterprise or pertains to the fixed base in the United Kingdom of an individual providing independent personal services. If an ADR or ordinary share is subject to both U.K.

Back to Contents

Inheritance tax and U.S. federal estate or gift tax, the Estate Convention generally provides for a credit of the amount of any tax paid in the United Kingdom against the U.S. federal tax liability or for a credit of the amount of any tax paid in the United States against the U.K. tax liability, on the basis of priority rules set forth in the Estate Convention.

U.K. Stamp Duty and Stamp Duty Reserve Tax

U.K. stamp duty is payable in respect of certain documents and U.K. stamp duty reserve tax, or SDRT, is imposed in respect of certain transactions in securities.

Transfers of our ordinary shares will generally be subject to U.K. stamp duty at the rate of 0.5%, rounded up to the nearest multiple of £5, of the full consideration given for the transfer irrespective of the identity of the parties to the transfer and the place of execution of any instrument of transfer. There is generally no ad valorem stamp duty on an instrument of transfer which is made neither on sale nor in contemplation of sale. In such cases, the instrument of transfer will either be exempt from stamp duty or a fixed stamp duty of £5 per instrument will be payable.

An agreement to transfer ordinary shares or an interest therein for money or money’s worth will normally give rise to a charge for SDRT at the rate of 0.5% of the amount or value of the consideration given for the ordinary shares. The liability for SDRT will arise, in respect of unconditional contracts, on the date the contract is made and, in respect of conditional contracts, on the date the conditions are satisfied. If a transfer completing an agreement to transfer ordinary shares is duly stamped within six years of the date of agreement or the date on which conditions are satisfied, in the case of a conditional agreement, then the charge for SDRT will be cancelled or, where the SDRT charge has been paid the SDRT will, provided that a claim for repayment is also made within the six year limit, be repaid generally with interest. However, the stamping of a transfer will not relieve any penalties due for late payment of SDRT. Interest and penalties may also be due for late stamping of the transfer.

From July 1996, ordinary shares were tradable through the U.K. electronic transfer system known as CREST. Transfers of ordinary shares into CREST are exempt from stamp duty so long as the transferee is a member of CREST and the transfer is in a form which will ensure that the securities become held in uncertificated form within CREST. Such transfers, however, if made for a consideration in money or money’s worth are liable for SDRT, usually at 0.5%. Paperless transfers of ordinary shares within CREST will be liable for SDRT rather than stamp duty. SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected by CREST, and this will apply whether or not the transfer is effected in the United Kingdom, and whether or not the parties to it are resident or situated in the United Kingdom.

A charge for SDRT at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares concerned, may arise on a transfer or issue of ordinary shares to the Depositary, or its custodian, or certain persons providing a clearance service, or their nominees or agents, and will be generally payable by the Depositary or person providing the clearance service. A charge for stamp duty at the rate of 1.5%, rounded up to the nearest multiple of £5, of the amount or value of the consideration, or of the value of the ordinary shares, may also arise on the transfer of ordinary shares in such circumstances. However, such duty will reduce or cancel any SDRT liability.

In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the custodian of the Depositary on deposits of ordinary shares will be charged by the Depositary to the party to whom ADRs are delivered against such deposits.

No liability for stamp duty will arise on any transfer or agreement to transfer, an ADR or beneficial ownership of an ADR, provided that the ADR and any instrument of transfer or written agreement to transfer is not executed in the United Kingdom and the transfer does not relate to any matter or thing done or to be done in the United Kingdom. In any other case, any transfer in writing may give rise to a charge for ad valorem stamp duty on a transfer of stock or marketable securities, including ADRs, which will be at the rate of 0.5%, rounded up to the nearest multiple of £5, of the amount or value of the consideration, a transfer in contemplation of sale being stampable by reference to the value of the property transferred.

SDRT will not be payable on any agreement to transfer ADRs or beneficial ownership of ADRs.

Back to Contents

A transfer of the underlying ordinary shares from the Depositary other than on cancellation of the ADR, whether to the U.S. Holder or directly to a purchaser from him, may give rise to a liability for ad valorem stamp duty. However, on a transfer from the custodian to a U.S. Holder or registered holder of an ADR on cancellation of the ADR, only a fixed U.K. stamp duty of £5 per instrument of transfer would be payable.

Documents on Display

It is possible to read and copy the documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at:

•	451 Fifth Street, NW Washington DC 20549 USA

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges.

In addition, documents referred to above are available at our headquarters, located at:

•	30 Berkeley Square London W1J 6EW England

Back to Contents

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

You should read the following information in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes to those financial statements, included herein as Item 18. You should read the information under “Forward-Looking Statements” for information about our presentation of forward-looking information.

As an insurance company we are fundamentally concerned with the management of risk. We must ensure that we have the appropriate financial resources available to make claims, life benefits and expense payments as they arise while balancing this need with the requirement to produce satisfactory returns on capital employed. To manage capital requirements we have introduced a risk-based capital model which produces a model of our insurance and investment exposures to loss. Using both actual and market experience, a probability distribution for the expected payment pattern for our claims, life benefits and expenses is estimated. We have established criteria for the probability of loss that we should take and this determines our capital requirements. See “Item 5—Operating and Financial Review and Prospects”.

This analysis of expected returns and capital requirements indicates how the overall expected return on capital employed is maximized for our property and casualty business over time. Our investment policy is to hold approximately 37.5% of the capital supporting our property and casualty business in equities with the balance in fixed interest securities, property and cash.

Our assets and liabilities are subject to the market risk of potential losses from adverse movements in market rates and prices. The principal risks are the impact of interest rate risk on fixed income securities, equity price risk on equity securities, property market risk and foreign currency risk. We are not exposed to movements in commodity markets.

Our Global Investment Strategy team establishes strategy, policies, procedures, reporting, review mechanisms and prudent principles to manage exposures to market risks. Management sets out investment objectives, determines the benchmarks and stipulates the asset “quality” criteria. More detailed investment guidelines specify the agreed operational limits of deviation to be taken on individual securities and industry sectors. There is a regular review process to ensure compliance with agreements.

We view the risk of fluctuation in the investment portfolio in three parts:

•
Shareholder funds and property and casualty operations. We bear the risk on these investment portfolios representing our shareholders’ funds and assets supporting our property and casualty reserves. Our primary consideration in determining the investment policy is to ensure that the investments can be liquidated into cash to meet our liabilities as they come due based on actuarial assessment. Investments should also match the currency of the liabilities so as to avoid unnecessary exchange exposure.

•
Long term (life) business (excluding unit-linked (separate account) business). We and, in the case of with-profit (participating) business, the policyholders bear the risks attributable to the investment portfolios supporting the long term (life) business reserves. Risks attributable to policyholders are managed with a view to ensuring that risks are acceptable taking account of the potential rewards and that policyholders’ reasonable expectations will be met. Market changes affecting the underlying investments, in the case of with- profit (participating) business, will have a direct impact on the fund for future appropriations ("FFA"). The FFA is used to fund future bonuses allocated to policyholders (through an increase in the sum assured) on with-profit (participating) business and transfers to shareholders out of the long term funds (reported as a profit). The basis for allocating the payouts to policyholders and shareholders is discussed in the notes to our consolidated financial statements. In addition, a sustained decline in interest rates could increase actuarially determined long term (life) business provisions for guaranteed benefits where the implied interest rates used to determine these liabilities are greater than yields on assets backing such liabilities. We believe our ultimate exposure for such liabilities is reduced as we have the ability to manage future bonus/profit payouts. We also manage the exposure through the matching of assets and liabilities by duration and through other hedging strategies.

Back to Contents

•
Unit-linked (separate account) business. The policyholders bear the investment risk associated with investment portfolios that support unit-linked (separate account) products. Consequently these products are not covered by the subsequent discussion.

We use common derivative financial instruments such as interest rate swaps, options, futures and forward foreign exchange contracts related to both investments and borrowings. We do not hold or issue derivative instruments for speculative trading purposes.

Market risks are reduced by the diversification of our portfolio of financial instruments both by industry and by country/region. The diversification is shown in note 50G to our consolidated financial statements.

Interest Rate Risk

The fair value of our portfolio of fixed income securities is inversely correlated to changes in the market interest rates. Thus if interest rates fall the fair value of the portfolio would tend to rise and vice versa. Mortgage-backed securities representing 13% of our fixed income securities have a prepayment option that could subject us to reinvestment risk. In the event that interest rates decline and these securities are prepaid, we bear reinvestment risk as the funds would be reinvested in lower interest-bearing securities.

The fair value of our fixed income securities as of December 31, 2002 was £29,878 million and as of December 31, 2001 was £26,967 million. Using a sensitivity analysis, if interest rates were to rise by 100 basis points, the fair value of the fixed income securities would fall approximately £2,026 million, or 7%, in 2002, and £1,890 million, or 7%, in 2001.

At December 31, 2002 and December 31, 2001 we had entered into derivative contracts that would mitigate this risk. The amounts involved are not material.

Our dated loan capital, bonds and loans payable include borrowings that carry a fixed rate of interest. Using a sensitivity analysis, if interest rates were to rise by 100 basis points, the fair value of the borrowings would fall by approximately £26 million as of December 31, 2002, and by approximately £52 million as of December 31, 2001.

Our other assets carrying interest rate risk are not material.

Equity Risk

Our portfolio of equity securities is subject to equity price risk arising from market changes. Thus if the value of equities fall so will the fair value of our portfolio.

The fair value of our equity securities as of December 31, 2002 was £5,888 million and as of December 31, 2001 was £11,632 million. Using a sensitivity analysis, if world equity markets decreased by 15%, the fair value of the equity portfolio would fall approximately £883 million in 2002 and £1,745 million in 2001.

As of December 31, 2002, we had entered into derivative futures contracts for the purpose of efficient portfolio management and the reduction of investment risk. In addition we had entered into derivative futures contracts as an efficient and cost effective way to increase and decrease exposure to selected asset classes and to individual markets. The impact of these derivatives as of December 31, 2002 is to decrease the impact of the decline by £76 million and as of December 31, 2001 is to decrease the impact of the decline by £92 million.

We do not have material holdings of unquoted equities.

Property Market Risk

Our portfolio of properties is subject to property price risk arising from market changes. Thus if the value of property falls so will the fair value of the portfolio. The value of properties depends upon many factors, such as the state of the local economy, location, state of repair and market competition.

The fair value of properties that we held was £2,975 million as of December 31, 2002 and £2,937 million as of December 31, 2001. Of these total amounts, 75% was held in the United Kingdom in 2002 and 72% was

Back to Contents

held in the United Kingdom in 2001. Using a sensitivity analysis, if world property markets decreased by 15%, the fair value of our property portfolio would fall approximately £446 million in 2002 and £441 million in 2001.

As of December 31, 2002, we had not entered into any material derivative contracts which affect this risk.

Foreign Exchange Risk

We have operations in approximately 40 countries. Accordingly, our net assets may fluctuate as a result of foreign currency exchange rate movements. Our primary foreign currency exposures are to the U.S. dollar, Canadian dollar, Danish kroner and Australian dollar. If the value of the British pound strengthens then the value of non-British pound net assets will decline when consolidated. Details of the exchange rates used in connection with our consolidated financial statements as of December 31, 2002, 2001 and 2000 are presented in note 5 to our consolidated financial statements.

Based upon our risk-based capital assessment and local regulatory solvency requirements sufficient net assets are maintained by our subsidiaries in their local currencies. Therefore capital held in our subsidiaries should be able to support the local insurance activities irrespective of currency movements. Consequently, this may affect the value of our consolidated shareholders’ equity expressed in British pounds.

Within our individual operations, currency risk is generally managed according to our Group currency policy, which is to match assets to the currency of the related liability. Where we have any exchange risk arising from fixed income securities not held in the currency of the related liability this will generally be hedged with the purchase of forward foreign exchange contracts. The exception, which forms part of our investment strategy of portfolio diversification, is foreign exchange risk on non-British pound equities which are typically not hedged by forward currency contracts so that we are exposed to currency risk.

Using a sensitivity analysis, if major currencies decrease in value by 15% against the British pound then the fair value of investments held in foreign currencies would fall by £3,366 million as of December 31, 2002 and by £3,469 million as of December 31, 2001.

As of December 31, 2002, we had entered into forward foreign exchange contracts to mitigate the effects of adverse exchange movements. These derivatives reduce the impact of the above fall in the fair value of investments by £230 million as of December 31, 2002 and £269 million as of December 31, 2001.

Back to Contents

Sensitivity Analysis

Change in Fair Value of Investments and Borrowings (1) As of December 31, 2002 and 2001
	Increase (decrease)

Movements of markets	2002	2001

	(£ in millions)

Interest rate markets—increase in interest rates of 100 bps (2)
Impact on fixed interest securities	(2,026)	(1,890)
Impact on borrowings	26	52
Equity markets (3)
Decrease of equity markets of 15%	(883)	(1,745)
Effect arising from derivatives	76	92
Property markets (3)
Decrease of property markets of 15%	(446)	(441)
Currency markets (4)
Decrease of major currencies versus British pound of 15%	(3,366)	(3,469)
Effect arising from derivatives	230	269

(1)
This analysis assumes that there is no correlation between equity price, interest rate, property market and foreign currency exchange rate risks. It also assumes that all other assets and liabilities remain unchanged and that no management action is taken. This analysis does not represent management’s view of future market change.

(2)	The effect of interest rate movements is reflected as the effect of a one-time parallel shift up of interest rates on January 1, 2003 and January 1, 2002.
(3)
The effect of movements in equity and property markets is reflected as a one-time decrease of worldwide equity and property markets on January 1, 2003 and January 1, 2002 which results in a 15% decline in the value of our assets in these investment categories.

(4)	The effect of currency movements is reflected as a one-time decrease in the value of major currencies against the British pound on January 1, 2003 and January 1, 2002.

This analysis has not considered the impact of the above market changes on the valuation of our insurance liabilities. In addition, this analysis has not addressed the impact to the profit attributable to the shareholders. Under U.K. GAAP, fair value adjustments are included in both the property and casualty and long term (life) business technical accounts. However, the amount transferred to the shareholders, and reported as profit, specifically relating to the long term (life) operations is limited by the basis for which profit is released from the long term (life) business as determined by the actuary. These operations include the with-profit (participating) business operations. Consequently, not all movements in investments are reflected in the current year profit attributable to the shareholders. This information limits the ability of the analysis to accurately predict the impact of future market movements on fair values and future earnings.

Back to Contents

ITEM 15. CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date our disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group, particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date the chief executive officer and chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Back to Contents

PART III

ITEM 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. Notes 48 and 49 include a discussion of net income and shareholders’ equity based on U.S. GAAP, a reconciliation of these amounts to U.K. GAAP and condensed consolidated U.S. GAAP financial statements.

The following financial statements and financial statement schedules are filed as part of this annual report together with the report of the independent accountants:

Page
Financial Statements
Royal & Sun Alliance Insurance Group plc and Subsidiaries:
Consolidated Financial Statements as at December 31, 2002 and 2001 and for the three years ended December 31, 2002, 2001 and 2000
Report of Independent Accountants	F-2
Consolidated Profit and Loss Account (Statements of Income) for the years ended December 31, 2002, 2001 and 2000	F-5
Consolidated Statement of Total Recognized Gains and Losses for the years ended December 31, 2002, 2001 and 2000	F-11
Consolidated Movements in Shareholders’ Funds for the years ended December 31, 2002, 2001 and 2000	F-12
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-13
Consolidated Shareholders’ Cash Flow Statement for the years ended December 31, 2002, 2001 and 2000	F-15
Notes to the Consolidated Financial Statements	F-16

Schedules
Report of Independent Accountants on Financial Statement Schedules	S-1
Schedule I—Parent Company Condensed Financial Statements	S-2
Schedule II—Valuation and Qualifying Accounts	S-10
Schedule III—Supplementary Insurance Information	S-11

Back to Contents

ITEM 19. EXHIBITS
1.1	Memorandum and Articles of Association of the Royal & Sun Alliance Insurance Group plc.†*
2.1	Indenture relating to $500,000,000 8.95% Subordinated Guaranteed Bonds due October 15, 2029, among Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc, as guarantor and Citibank, N.A., as trustee, including the form of the 8.95% Subordinated Guaranteed Bonds.*
2.2	Form of 8.95% Subordinated Guaranteed Bonds due October 15, 2029 (included in Exhibit 2.1).*
2.3	Trust Deed relating to €200,000,000 6.875% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2019 and €300,000,000 Floating Rate Subordinated Guaranteed Bonds due 2019, dated October 15, 1999, between Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc, as guarantor and Citicorp Trustee Company Limited, as trustee.*
2.4	Form of 6.875% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2019 and Floating Rate Subordinated Guaranteed Bonds due 2019 (included in Exhibit 2.3).*
3.1	The Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme.*
3.2	Rules of the Royal & Sun Alliance 1996 Executive Share Option Scheme, as amended up to August 5, 1998.*
3.3	Rules of the Royal & Sun Alliance 1989 Executive Share Option Scheme, as amended up to August 7, 1996.*
3.4	Rules of the Royal & Sun Alliance 1989 Savings Related Share Option Scheme.*
3.5	Rules of the Royal Insurance Holdings 1988 Share Option Scheme.*
3.6	Rules of the Royal & Sun Alliance Insurance Group plc US Equity Incentive Scheme.†
3.7	Rules of the Royal & Sun Alliance Insurance Group plc US Employees’ Stock Purchase Plan.†
3.8	Rules of the Royal & Sun Alliance 401(k) Account.†
3.9	£1,600,000,000 Multicurrency Credit Facility Agreement, dated October 8, 1998, by and among Royal & Sun Alliance Insurance Group plc, Royal & Sun Alliance Insurance plc and Royal Insurance Holdings plc, as original borrowers, Royal & Sun Alliance Insurance Group plc and Royal & Sun Alliance Insurance plc as original guarantors, Chase Manhattan plc as lead arranger, Chase Manhattan International Limited as facility agent, The Chase Manhattan Bank, New York, as swingline agent and Others listed therein.*
3.10	Amendments to the Multicurrency Credit Facility Agreement, effective from August 21, 2000.†
5.1	Schedule of subsidiaries of Royal & Sun Alliance Insurance Group plc.
10.1	Certification by Chief Executive Officer in accordance with Section 906.
10.2	Certification by Chief Financial Officer in accordance with Section 906.

*	Incorporated by reference to our registration statement on Form 20-F filed on October 12, 2000.
†	Incorporated by reference to our annual report on Form 20-F filed on June 28, 2001.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

Consolidated Financial Statements as at December 31, 2002 and 2001 and for the three years ended December 31, 2002, 2001 and 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of Royal & Sun Alliance Insurance Group plc

We have audited the accompanying consolidated balance sheets of Royal & Sun Alliance Insurance Group plc and its subsidiaries (the “Group”) as of December 31, 2002 and 2001 and the related consolidated profit and loss accounts, consolidated statements of total recognized gains and losses, consolidated movement in shareholders’ funds, and consolidated shareholders’ cash flow statement for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our evaluation of the presentation of information in the financial statements has had regard to the statutory requirements for insurance companies to maintain equalization provisions. The nature of equalization provisions, the amounts set aside at December 31, 2002 and 2001 and the effect of the movement in those provisions during each of the three years in the period ended December 31, 2002 on the balance on the general (property and casualty) business technical account and profit on ordinary activities before tax, are disclosed in note 9.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Royal & Sun Alliance Insurance Group plc and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom.

As discussed in note 2 to the financial statements, the Group has changed its method of accounting for deferred tax.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ funds and consolidated financial position at December 31, 2002 and 2001; the extent of this effect for the three years in the period ended December 31, 2002 and as of December 31, 2002 and 2001 is summarized in note 48 to the consolidated financial statements.

As discussed in 50T to the financial statements, the Group has changed its method of accounting for goodwill and stock compensation.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Southwark Towers, London, England
June 25, 2003

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
(STATEMENTS OF INCOME)
For the years ended December 31,
(UK Basis of Accounting)

	2002 £m	Restated 2001 £m	Restated 2000 £m

Gross premiums written	14,248	14,158	13,653
Outward reinsurance premiums	(3,731)	(2,446)	(1,842)

Premiums written, net of reinsurance	10,517	11,712	11,811
Change in the provision for unearned premiums, net	(228)	(479)	(118)

Earned premiums, net of reinsurance	10,289	11,233	11,693

Investment income (note 11)	2,606	3,445	4,855
Net unrealized losses on investment	(2,489)	(4,655)	(2,310)

Total income	10,406	10,023	14,238

Claims incurred, net of reinsurance	(10,542)	(10,343)	(9,892)

Change in long term (life) technical provisions, net of reinsurance	1,935	1,478	(1,753)

Acquisition costs, net of amortization	(2,576)	(2,466)	(2,561)
Administrative expenses (includes central expenses) (note 4)	(1,065)	(1,066)	(1,031)
Amortization and impairment of goodwill (note 16)	(713)	(58)	(56)
Amortization of goodwill in acquired property and casualty claims provisions (note 16)	(25)	(37)	(59)
Other technical charges—amortization of acquired present value of long term (life) business (note 19)	(13)	(13)	(9)
Reinsurance commissions and profit participation	566	457	291

Net operating expenses (note 4)	(3,826)	(3,183)	(3,425)

Investment expenses and charges (note 11)	(214)	(197)	(238)
Tax attributable to the long term (life) business (note 13)	(4)	162	(89)
Change in the equalization provisions (note 9)	1	(46)	(24)

Total charges	(12,650)	(12,129)	(15,421)

Income less charges	(2,244)	(2,106)	(1,183)
Transfers to the fund for future appropriations	999	923	1,301

	(1,245)	(1,183)	118
Tax credit attributable to balance on long term (life) business technical account (note 13)	65	62	61
Income from other activities, net of charges (note 3, 4)	(26)	(17)	(10)

(Loss)/profit on ordinary activities before exceptional items and tax	(1,206)	(1,138)	169
Profit/(loss) on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	184	(109)	(128)

(Loss)/profit on ordinary activities before tax	(1,022)	(1,247)	41
Tax on loss/(profit) on ordinary activities (note 2, 13)	91	353	(128)

Loss on ordinary activities after tax	(931)	(894)	(87)
Attributable to equity minority interests	(9)	5	1

Loss for the financial year attributable to shareholders	(940)	(889)	(86)
Dividends (note 14)	(95)	(236)	(381)

Transfer from retained profits	(1,035)	(1,125)	(467)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
(STATEMENTS OF INCOME), continued
For the years ended December 31,
(UK Basis of Accounting)

	2002 £m		Restated 2001 £m		Restated 2000 £m

Earnings per ordinary share (note 15)	(66.5	)p	(63.1	)p	(6.7	)p
Diluted earnings per ordinary share (note 15)	(66.5	)p	(63.1	)p	(6.7	)p

Total Group operating (loss)/profit before tax	(1,202)		(1,158)		153
Share of results of associated undertakings	(4)		20		16

(Loss)/profit on ordinary activities before exceptional items and tax	(1,206)		(1,138)		169

Analysis of profit/(loss) on ordinary activities before exceptional items and tax
General (property and casualty) business result	89		(11)		290
Long term (life) business result	227		186		252
Other activities (including associated undertakings)	(90)		(159)		(80)

Group operating result (based on longer term investment return)	226		16		462
Change in the equalization provisions	1		(46)		(24)
Other items (note 3)	(882)		(263)		(289)

Group operating (loss)/profit (based on longer term investment return)	(655)		(293)		149
Short term investment fluctuations	(551)		(845)		20

(Loss)/profit on ordinary activities before exceptional items and tax	(1,206)		(1,138)		169

Group operating earnings after tax per ordinary share (based on longer term investment return) (note 15)	5.7	p	(4.1	)p	17.5	p

Current year discontinued and acquired operations do not form a material part of the figures above.

“Group operating result (based on longer term investment return)” is a measure used for internal purposes in the management of our business segments. It includes the profits of the long term (life) business, the general (property and casualty) business, and other activities which are determined using a longer term investment return to remove the effect of short term fluctuations. Group operating result (based on longer term investment return) is arrived at before the change in equalization provisions and certain other items (see note 3 to the consolidated financial statements). It also includes the Group’s share of the results of associates accounted for under the equity method. Group operating profit (based on longer term investment return) is stated after the above items but before short term investment fluctuations. This measure differs from the profit on ordinary activities before exceptional items and tax, which includes the effects of actual short-term fluctuations in investment return.

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the year ended December 31, 2002
(UK Basis of Accounting)

	General Business Technical Account £m	Long Term (Life) Business Technical Account £m	Non- Technical Account £m	Summary Total £m

Gross premiums written	11,959	2,289		14,248
Outward reinsurance premiums	(3,324)	(407)		(3,731)

Premiums written, net of reinsurance	8,635	1,882		10,517
Change in the gross provision for unearned premiums	(368)	—		(368)
Change in the provision for unearned premiums, reinsurers’ share	140	—		140

Earned premiums, net of reinsurance	8,407	1,882		10,289
Investment income (note 11)	—	1,460	1,146	2,606
Net unrealized losses on investments	—	(1,851)	(638)	(2,489)
Allocated investment return transferred from the non-technical account (note 12)	962	22	(984)	—

Total income	9,369	1,513	(476)	10,406

Claims paid
Gross amount	(8,382)	(3,822)		(12,204)
Reinsurers’ share	1,886	76		1,962

	(6,496)	(3,746)		(10,242)

Change in the provision for claims
Gross amount	(601)	3		(598)
Reinsurers’ share	342	9		351

	(259)	12		(247)
Unwind of discount in respect of claims outstanding	(53)	—		(53)

Claims incurred, net of reinsurance	(6,808)	(3,734)		(10,542)

Change in long term (life) business provision
Gross amount		118		118
Reinsurers’ share		486		486

		604		604
Change in technical provisions for linked liabilities, net of reinsurance		1,331		1,331

Change in other technical provisions, net of reinsurance	—	1,935		1,935

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

	General Business Technical Account £m	Long Term (Life) Business Technical Account £m	Non- Technical Account £m	Summary Total £m

Acquisition costs	(2,382)	(219)	—	(2,601)
Change in deferred acquisition costs	83	(58)	—	25
Administrative expenses (includes central expenses) (note 4)	(810)	(207)	(48)	(1,065)
Amortization of goodwill (note 16)	—	—	(713)	(713)
Amortization of goodwill in acquired property and casualty claims provisions (note 16)	(25)	—		(25)
Other technical charges—amortization of acquired present value of long term (life) business (note 19)	—	(13)		(13)
Reinsurance commissions and profit participation	566	—		566

Net operating expenses (note 4)	(2,568)	(497)	(761)	(3,826)
Investment expenses and charges (note 11)	—	(68)	(146)	(214)
Tax attributable to the long term (life) business (note 13)	—	(4)		(4)
Change in the equalization provisions (note 9)	1	—		1

Total charges	(9,375)	(2,368)	(907)	(12,650)

Transfers from the fund for future appropriations		999		999

Balance on the general (property and casualty) business technical account	(6)		(6)	—

Balance on the long term (life) business technical account		144	144	—

Tax credit attributable to balance on long term (life) business technical account (note 13)			65	65
Income from other activities			215	215
Charges from other activities (note 3, 4)			(241)	(241)

Loss on ordinary activities before exceptional items and tax			(1,206)	(1,206)
Profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold			184	184

Loss on ordinary activities before tax			(1,022)	(1,022)
Tax credit on loss on ordinary activities (note 13)			91	91

Loss on ordinary activities after tax			(931)	(931)
Attributable to equity minority interests			(9)	(9)

Loss for the financial year attributable to shareholders			(940)	(940)
Dividends (note 14)			(95)	(95)

Transfer from retained profits			(1,035)	(1,035)

Total Group operating loss			(1,202)	(1,202)
Share of results of associated undertakings			(4)	(4)

Loss of ordinary activities before exceptional items and tax			(1,206)	(1,206)

Current year discontinued and acquired operations do not form a material part of the figures above.
The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the year ended December 31, 2001
(UK Basis of Accounting)

	General Business Technical Account £m	Long Term (Life) Business Technical Account Restated £m	Non- Technical Account Restated £m	Summary Total Restated £m

Gross premiums written	11,167	2,991		14,158
Outward reinsurance premiums	(2,354)	(92)		(2,446)

Premiums written, net of reinsurance	8,813	2,899		11,712
Change in the gross provision for unearned premiums	(595)	—		(595)
Change in the provision for unearned premiums, reinsurers’ share	116	—		116

Earned premiums, net of reinsurance	8,334	2,899		11,233
Investment income (note 11)	—	2,170	1,275	3,445
Net unrealized losses on investments	—	(3,642)	(1,013)	(4,655)
Allocated investment return transferred from the non-technical account (note 12)	1,142	4	(1,146)	—

Total income	9,476	1,431	(884)	10,023

Claims paid
Gross amount	(7,941)	(3,335)		(11,276)
Reinsurers’ share	1,484	58		1,542

	(6,457)	(3,277)		(9,734)

Change in the provision for claims
Gross amount	(1,569)	(20)		(1,589)
Reinsurers’ share	1,023	4		1,027

	(546)	(16)		(562)
Unwind of discount in respect of claims outstanding	(47)	—		(47)

Claims incurred, net of reinsurance	(7,050)	(3,293)		(10,343)

Change in long term (life) business provision
Gross amount		1,115		1,115
Reinsurers’ share		(209)		(209)

		906		906
Change in technical provisions for linked liabilities, net of reinsurance		572		572

Change in other technical provisions, net of reinsurance	—	1,478		1,478

Acquisition costs	(2,237)	(278)	—	(2,515)
Change in deferred acquisition costs	88	(39)	—	49
Administrative expenses (includes central expenses) (note 4)	(832)	(197)	(37)	(1,066)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

	General Business Technical Account £m	Long Term (Life) Business Technical Account Restated £m	Non- Technical Account Restated £m	Summary Total Restated £m

Amortization of goodwill (note 16)	—	—	(58)	(58)
Amortization of goodwill in acquired property and casualty claims provisions (note 16)	(37)	—		(37)
Other technical charges—amortization of acquired
present value of long term (life) business (note 19)	—	(13)		(13)
Reinsurance commissions and profit participation	457	—		457

Net operating expenses (note 4)	(2,561)	(527)	(95)	(3,183)
Investment expenses and charges (note 11)	—	(63)	(134)	(197)
Tax attributable to the long term (life) business (note 13)	—	162		162
Change in the equalization provisions (note 9)	(46)	—		(46)

Total charges	(9,657)	(2,243)	(229)	(12,129)

Transfers from the fund for future appropriations		923		923

Balance on the general (property and casualty) business technical account	(181)		(181)	—

Balance on the long term (life) business technical account		111	111	—

Tax credit attributable to balance on long term (life) business technical account (note 13)			62	62
Income from other activities			269	269
Charges from other activities (note 3, 4)			(286)	(286)

Loss on ordinary activities before exceptional items and tax			(1,138)	(1,138)
Loss on disposal of subsidiaries less provisions for losses on subsidiaries to be sold			(109)	(109)

Loss on ordinary activities before tax			(1,247)	(1,247)
Tax credit on loss on ordinary activities (note 13)			353	353

Loss on ordinary activities after tax			(894)	(894)
Attributable to equity minority interests			5	5

Loss for the financial year attributable to shareholders			(889)	(889)
Dividends (note 14)			(236)	(236)

Transfer from retained profits			(1,125)	(1,125)

Total Group operating loss			(1,158)	(1,158)
Share of results of associated undertakings			20	20

Loss of ordinary activities before exceptional items and tax			(1,138)	(1,138)

Current year discontinued and acquired operations do not form a material part of the figures above.
The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT (STATEMENT OF INCOME) For the year ended December 31, 2000 (UK Basis of Accounting)
	General Business Technical Account	Long Term (Life) Business Technical Account Restated	Non- Technical Account Restated	Summary Total Restated
	£m	£m	£m	£m

Gross premiums written	10,096	3,557		13,653
Outward reinsurance premiums	(1,724)	(118)		(1,842)

Premiums written, net of reinsurance	8,372	3,439		11,811
Change in the gross provision for unearned premiums	(134)	—		(134)
Change in the provision for unearned premiums, reinsurers’ share	16	—		16

Earned premiums, net of reinsurance	8,254	3,439		11,693
Investment income (note 11)	—	3,488	1,367	4,855
Net unrealized losses on investments	—	(2,149)	(161)	(2,310)
Allocated investment return transferred from the non-technical account (note 12)	1,119	—	(1,119)	—

Total income	9,373	4,778	87	14,238

Claims paid
Gross amount	(8,179)	(3,309)		(11,488)
Reinsurers’ share	1,377	73		1,450

	(6,802)	(3,236)		(10,038)

Change in the provision for claims
Gross amount	(145)	(117)		(262)
Reinsurers’ share	390	57		447

	245	(60)		185
Unwind of discount in respect of claims outstanding	(39)	—		(39)

Claims incurred, net of reinsurance	(6,596)	(3,296)		(9,892)

Change in long term (life) business provision
Gross amount		(1,930)		(1,930)
Reinsurers’ share		386		386

		(1,544)		(1,544)
Change in technical provisions for linked liabilities, net of reinsurance		(209)		(209)

Change in other technical provisions, net of reinsurance	—	(1,753)		(1,753)

Acquisition costs	(2,149)	(296)		(2,445)
Change in deferred acquisition costs	37	(153)		(116)
Administrative expenses (includes central expenses) (note 4)	(772)	(222)	(37)	(1,031)
Amortization of goodwill (note 16)	—	—	(56)	(56)
Amortization of goodwill in acquired property and casualty claims provisions (note 16)	(59)	—	—	(59)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

	General Business Technical Account	Long Term (Life) Business Technical Account Restated	Non- Technical Account Restated	Summary Total Restated
	£m	£m	£m	£m

Other technical charges—amortization of acquired present value of long term (life) business (note 19)	—	(9)	—	(9)
Reinsurance commissions and profit participation	291	—	—	291

Net operating expenses (note 4)	(2,652)	(680)	(93)	(3,425)
Investment expenses and charges (note 11)	—	(83)	(155)	(238)
Tax attributable to the long term (life) business (note 13)	—	(89)	—	(89)
Change in the equalization provisions (note 9)	(24)	—	—	(24)

Total charges	(9,272)	(5,901)	(248)	(15,421)

Transfers from the fund for future appropriations		1,301		1,301

Balance on the general (property and casualty) business technical account	101		101	—

Balance on the long term (life) business technical account		178	178	—

Tax credit attributable to balance on long term (life) business technical account (note 13)			61	61
Income from other activities			315	315
Charges from other activities (note 3, 4)			(325)	(325)

Profit on ordinary activities before exceptional items and tax			169	169
Loss on disposal of subsidiaries less provisions for losses on subsidiaries to be sold			(128)	(128)

Profit on ordinary activities before tax			41	41
Tax on profit on ordinary activities (note 13)			(128)	(128)
Loss on ordinary activities after tax			(87)	(87)
Attributable to equity minority interests			1	1

Loss for the financial year attributable to shareholders			(86)	(86)
Dividends (note 14)			(381)	(381)

Transfer to retained profits			(467)	(467)

Total Group operating profit			153	153
Share of results of associated undertakings			16	16

Profit on ordinary activities before exceptional items and tax			169	169

Current year discontinued and acquired operations do not form a material part of the figures above.
The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES For the years ended December 31, (UK Basis of Accounting)
	2002

	Other reserves	Profit and loss account	Total
	£m	£m	£m

Loss for the financial year	—	(940)	(940)
Movement in value of long term (life) business (other than on acquisition)	(351)	—	(351)
Exchange:
Group	(4)	(253)	(257)
Share of associates	—	(8)	(8)

Shareholders’ consolidated recognized losses arising in the year	(355)	(1,201)	(1,556)

	Restated 2001

	Other reserves	Profit and loss account	Total
	£m	£m	£m

Loss for the financial year	—	(889)	(889)
Movement in value of long term (life) business (other than on acquisition)	(333)	—	(333)
Exchange:
Group	(11)	(23)	(34)
Share of associates	—	(35)	(35)

Shareholders’ consolidated recognized losses arising in the year	(344)	(947)	(1,291)

	Restated 2000

	Other reserves	Profit and loss account	Total
	£m	£m	£m

Loss for the financial year	—	(86)	(86)
Movement in value of long term (life) business (other than on acquisition)	(37)	—	(37)
Exchange:
Group	(9)	184	175
Share of associates	—	(19)	(19)

Shareholders’ consolidated recognized (losses)/gains arising in the year	(46)	79	33

Exchange includes a gain of £11m (2001 £nil and 2000 £6m) on exchange relating to foreign currency borrowings.

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED MOVEMENTS IN SHAREHOLDERS’ FUNDS For the years ended December 31, (UK Basis of Accounting)
	Share capital/ premium	Capital redemption reserve	Other reserves	Profit and loss account	Total
	£m	£m	£m	£m	£m

Shareholders’ funds at January 1, 2000, as restated	688	8	1,626	3,941	6,263
Shareholders’ consolidated recognized (losses)/gains, as restated	—	—	(46)	79	33
Issue of share capital (note 25, 26)	2	—	—	—	2
Increase in share premium (note 26)	22	—	—	(5)	17
Goodwill written back (note 24)	—	—	—	102	102
Dividends (note 14)	—	—	—	(381)	(381)

Shareholders’ funds at December 31, 2000, as restated	712	8	1,580	3,736	6,036
Shareholders’ consolidated recognized losses, as restated	—	—	(344)	(947)	(1,291)
Issue of share capital (note 25, 26)	1	—	—	—	1
Increase in share premium (note 26)	17	—	—	(4)	13
Goodwill written back (note 24)	—	—	—	168	168
Dividends (note 14)	—	—	—	(236)	(236)

Shareholders’ funds at December 31, 2001, as restated	730	8	1,236	2,717	4,691
Shareholders’ consolidated recognized losses	—	—	(355)	(1,201)	(1,556)
Increase in share premium (note 26)	2	—	—	—	2
Goodwill written back (note 24)	—	—	—	1	1
Dividends (note 14)	—	—	—	(95)	(95)

Shareholders’ funds at December 31, 2002	732	8	881	1,422	3,043

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2001
(UK Basis of Accounting)

	2002 £m	Restated 2001 £m

ASSETS
Intangible assets (note 16)	306	1,086

Investments
Land and buildings (note 17)	2,975	2,937
Interests in associated undertakings (note 22)	166	233
Other financial investments (note 17)
Shares and other variable yield securities and units in unit trusts	5,888	11,632
Debt securities and other fixed income securities	29,878	26,967
Loans and deposits with credit institutions	1,607	2,056

	37,373	40,655
Value of long term (life) business (note 19, 43)	898	1,335
Deposits with ceding undertakings	179	91

Total investments	41,591	45,251
Assets held to cover linked liabilities (note 17)	4,169	7,631
Reinsurers’ share of technical provisions
Provision for unearned premiums	654	575
Long term (life) business provision	820	334
Claims outstanding	4,493	4,496
Technical provisions for linked liabilities	6	12

	5,973	5,417
Debtors
Debtors arising out of direct insurance operations (note 20)	2,980	3,140
Debtors arising out of reinsurance operations	1,090	905
Deferred taxation	207	97
Other debtors	539	896

	4,816	5,038
Other assets
Tangible assets (note 21)	221	258
Cash at bank and in hand	957	784
Own shares (note 26)	15	51

	1,193	1,093
Prepayments and accrued income
Accrued interest and rent	517	486
Deferred acquisition costs—long term (life) business	254	373
Deferred acquisition costs—general (property and casualty) business	972	946
Other prepayments and accrued income	155	181

	1,898	1,986

Total assets	59,946	67,502

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED BALANCE SHEETS, Continued
As of December 31, 2002 and 2001
(UK Basis of Accounting)

	2002 £m	Restated 2001 £m

LIABILITIES
Capital and reserves
Ordinary share capital (note 26)	396	396
Preference share capital (note 26)	125	125

Called up share capital	521	521
Share premium account	211	209
Other reserves	881	1,236
Capital redemption reserve	8	8
Profit and loss account	1,422	2,717

Equity shareholders’ funds	2,918	4,566
Non-equity shareholders’ funds	125	125

Shareholders’ funds (note 25)	3,043	4,691
Equity minority interests in subsidiary undertakings	405	399
Dated loan capital (note 27)	773	784

Total capital, reserves and dated loan capital	4,221	5,874
Fund for future appropriations	1,669	2,642

Technical provisions
Provision for unearned premiums	5,155	5,087
Long term (life) business provision (note 28)	24,661	25,101
Claims outstanding	15,371	15,625
Equalization provisions (note 9)	293	331

	45,480	46,144
Technical provisions for linked liabilities	4,168	7,619
Provisions for other risks and charges (note 30)	389	605
Deposits received from reinsurers	137	130

Creditors
Creditors arising out of direct insurance operations	463	359
Creditors arising out of reinsurance operations	834	857
Debenture loans (note 31)	105	119
Amounts owed to credit institutions (note 31)	597	965
Other creditors including taxation and social security (note 32)	1,361	1,530
Proposed dividend (note 14)	29	101

	3,389	3,931
Accruals and deferred income	493	557

Total liabilities	59,946	67,502

Except for certain debenture loans and amounts owed to credit institutions shown in note 31, all creditors are payable within a period of five years.

The accompanying notes are an integral part of the consolidated financial statements. The financial statements and supplementary schedules were approved on June 25, 2003 on behalf of the Board of Directors and are signed on its behalf by:

JULIAN HANCE
         Group Finance Director

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED SHAREHOLDERS’ CASH FLOW STATEMENTS
For the years ended December 31, 2002, 2001 and 2000
(UK Basis of Accounting)

	2002 £m	2001 £m	2000 £m

Operating activities
Net cash inflow/(outflow) from general (property and casualty) business	63	50	(268)
Shareholders’ net cash inflow from long term (life) business	94	92	151
Contingent loan finance to long term business funds	(160)	—	—
Other operating cash flows attributable to shareholders	(6)	(26)	(25)

Net cash (outflow)/inflow from operating activities (note 36)	(9)	116	(142)

Dividends from associates	3	24	29
Servicing of finance
Dividends paid on non-equity shares	(9)	(9)	(9)
Issue costs on long term dated loan capital	—	—	(1)
Dividends paid to minorities	—	(8)	(9)
Interest paid on dated loan capital	(58)	(61)	(53)

	(67)	(78)	(72)

Taxation refunded/(paid)	53	80	(131)

Capital expenditure
Purchases less sales of tangible assets	(63)	(98)	(76)

Acquisitions and disposals
Acquisition of interests in associated undertakings	(1)	(40)	(56)
Disposal of interests in associated undertakings	9	—	—
Acquisition of subsidiary undertakings (note 23, 40)	(32)	(139)	(16)
Acquisition of minority interests in subsidiary undertakings	(2)	(4)	(8)
Disposal of subsidiary undertakings (note 24, 41)	666	378	56
Disposal of minority interests in subsidiary undertakings	—	1	10

	640	196	(14)

Dividends paid on equity shares	(160)	(370)	(358)

Financing
Issue of ordinary share capital	2	14	19
Net proceeds from issue of dated loan capital (note 39)	—	—	146
Purchase of own shares	—	—	(22)

Net cash inflow from financing	2	14	143

Cash available for investment	399	(116)	(621)

Cash flows were invested as follows:
Movement in cash holdings (note 39)	108	(28)	(54)

Net portfolio investments (note 37, 38, 39)
Land and buildings	(30)	4	(7)
Shares and other variable yield securities	(1,006)	(635)	(395)
Loans, debt securities and other fixed income securities	1,143	578	(483)
Deposits with credit institutions	(196)	666	34
Borrowings	380	(701)	284

	291	(88)	(567)

Net investment of cash flows	399	(116)	(621)

As required by FRS 1 (Revised) the cash flow statement does not include any amounts relating to the long term (life) business except cash transactions between the long term (life) business and shareholders’ funds.

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	ORGANIZATION

Royal & Sun Alliance Insurance Group plc and subsidiaries (the “Group”) conducts both general (property and casualty) and long term (life) insurance business. The general (property and casualty) insurance subsidiaries are multiple line companies writing substantially all lines of general (property and casualty) insurance. The Group’s life insurance subsidiaries offer a wide range of traditional insurance and financial and investment products. Traditional products consist of individual and group life, annuities, and accident and health policies. Financial and investment products consist of single premium annuity, annuities, guaranteed investment contracts and universal life products. The Group also offers, principally in the UK, participating and unit-linked individual retirement products and life savings products. The Group writes business throughout the United Kingdom, Americas, Europe and Asia Pacific.

B.	PRESENTATION

The financial statements are prepared in accordance with applicable UK accounting standards and the Statement of Recommended Practice (SORP) issued by the Association of British Insurers in December 1998 (together “UK GAAP”) which differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). A summary of the significant differences between UK GAAP and US GAAP is included in note 48 of the Notes to the Consolidated Financial Statements.

The figures in the consolidated financial statements are presented in millions of pounds sterling (“£m”).

The consolidated profit and loss accounts and consolidated balance sheets are drawn up in accordance with the presentation recommended by the SORP. Certain presentational changes have been made to the consolidated profit and loss accounts previously published by the Group in its UK statutory financial statements in order to facilitate the understanding of the financial performance by readers of these financial statements in the United States. In particular, a summary consolidated profit and loss account has been prepared for each of the three years which presents the results in a format which is more familiar to US readers. This summary on pages F-3 and F-4 is a condensed aggregation of balances reported in the consolidated profit and loss accounts on pages F-5 to F-10 and should be read in conjunction with those statements.

These financial statements, including the consolidated balance sheets as of December 31, 2002 and 2001 and the consolidated profit and loss accounts for each of the three years in the period ended December 31, 2002 have been prepared under the accounting policies described below. These accounting policies reflect changes in UK accounting standards introduced during 2002, 2001 and 2000. The consolidated profit and loss accounts for the year ended December 31, 2001 and 2000 have been restated in certain respects from the Group’s statutory financial statements, as published, for those years, which were prepared under accounting standards prevailing at that time and also to reflect the presentational changes highlighted in note 1C below.

Certain amounts in 2001 and 2000 have been restated to be consistent with 2002.

C.	CHANGES IN ACCOUNTING POLICY

During 2002, the Group has adopted the requirements of Financial Reporting Standard 19 ‘Deferred Tax’. Under this standard, deferred tax is provided in full for the estimated taxation or relief from taxation, which is expected to arise from material timing differences. Under the previous policy, deferred taxation was provided only for those timing differences expected to reverse in the foreseeable future. The new policy recognizes a change in UK generally accepted accounting principles. The financial impact of this change is considered in note 2 and comparatives have been restated.

During 2001, the directors reviewed the Group accounting policies in accordance with Financial Reporting Standard 18 “Accounting Policies”. They concluded that it is most appropriate to the Group’s particular circumstances for the purpose of giving a true and fair view, to discount provisions for outstanding

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

claims and related reinsurance recoveries for those categories of claims where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern. The change in accounting policy is being made in part due to the increased materiality of the long tail liabilities in the year and to show a fairer representation of the liability. In defining those claims with a long period from incident to claims settlement we will use as a guide those categories of claims where the average period of settlement is six years or more from the balance sheet date. Accordingly the accounting policy has been changed and prior years have been restated. The impact of this accounting policy change is disclosed in note 2 of the financial statements.

A minor accounting policy change was made during 2000 in respect of the treatment of group risk business within UK Life new business sales which is now treated as single premium rather than annual premium business. The financial impact of this change is disclosed in note 2.

D.	GROUP ACCOUNTS

The consolidated financial statements of the Group include the results of all subsidiaries for each of the three years in the period ended December 31, 2002. Intercompany transactions are eliminated in the consolidated financial statements except for certain transactions with the long term business fund as disclosed in note 49.

Subsidiaries acquired during the year are consolidated from the effective date of acquisition.

The consolidated shareholders’ cash flow statement is prepared in accordance with Financial Reporting Standard 1 (Revised) which requires the cash flow statement to exclude the cash flows of the long term (life insurance) policyholders’ funds.

Principal associated undertakings are accounted for by the equity method in the consolidated financial statements. The figures included for interests in principal associated undertakings are for the accounting periods indicated in the list of principal associated undertakings and other significant shareholdings.

E.	TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities including dated loan capital and results of both businesses and associates denominated in foreign currencies are translated into sterling at rates ruling at the year end and the resulting differences are taken to reserves (a separate component of shareholders’ equity) or in the case of long term (life) business are included within the long term (life) business technical account. Transactions denominated in foreign currencies are translated at the prevailing rate at the date of the transaction and the resulting exchange differences are included within the profit and loss account (statement of income).

F.	DERIVATIVES

Interest rate and currency swaps in relation to the Group’s dated loan capital are treated as hedges. The underlying hedged dated loan capital is carried at cost and accordingly the swaps have not been marked to market. The interest payable or receivable on interest rate swaps is included in interest paid. Other derivatives are included within the category to which the contract relates and are valued at market value.

G.	GENERAL (PROPERTY AND CASUALTY) BUSINESS TECHNICAL ACCOUNT

General (property and casualty) business is accounted for on an annual basis. Premiums written are accounted for in the year in which the contract is entered into and include estimates where the amounts are not determined at the balance sheet date. Premiums written exclude taxes and duties levied on premiums. An allocation of the investment return has been made to the general (property and casualty) business technical account from the non-technical account on the longer term rate of return basis. The commission and other acquisition costs incurred in writing the business are deferred and amortized over the period in which the related premiums are earned.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

Claims paid represent all payments made during the period whether arising from events during that or earlier periods.

The balance on the general (property and casualty) business technical account is arrived at after taking account of changes in the equalization provisions. See note 9.

H.	LONG TERM (LIFE) BUSINESS TECHNICAL ACCOUNT

Premiums and annuity considerations are accounted for when due except premiums in respect of linked (separate account) business which are accounted for when the policy liabilities are created. Single premiums are those relating to products issued by the Group where there is a contractual obligation for the payment of only one premium. Annual premiums are those where there is a contractual obligation for the payment of premium on a regular basis. Claims arising on maturity are recognized when the claim becomes due for payment. Death claims are accounted for on notification. Surrenders are accounted for at the earlier of the payment date or the date at which the policy ceases to be included in the long term (life) business provision or the technical provisions for linked liabilities (separate account liabilities).

Acquisition costs comprise direct and indirect costs of obtaining and processing new business. These costs are deferred as an explicit deferred acquisition cost asset, gross of tax relief and amortized over the period in which they are expected to be recovered out of margins in matching revenues from related policies. At the end of each accounting period, deferred acquisition costs are reviewed for recoverability by category against future margins from the related policies in force at the balance sheet date.

The profits on long term (life) insurance business represent the transfer from the long term funds to shareholders following the actuarial valuation of liabilities, investment income arising on shareholders’ funds attributable to the long term (life) business based on the longer term investment return and the movements in certain reserves attributable to shareholders held within the long term funds. Profits are shown in the non-technical account grossed up for tax at the effective rate of corporation tax applicable in the period. For business transacted overseas, results have been included in accordance with local generally accepted accounting principles where they are consistent with UK practice.

Local generally accepted accounting principles changed during 2002 in respect of accounting for the Group’s Danish life subsidiary. Fixed interest investments are now required to be measured at market value and long term business provisions at fair value.

New business premiums are recognized when the policy liability is established. New single premiums include recurrent single premium contracts including Department of Social Security rebates and increments under group pension schemes. Where products are substituted by the policyholder or pension contracts are vested, these transactions are reflected as new business only to the extent that they give rise to incremental premiums.

Reversionary bonuses are recognized when declared; terminal bonuses are recognized when payable.

Shareholders’ accrued interest for long term (life) business represents the excess of accumulated profit recognized under the modified statutory basis of reporting over the statutory transfers made from the long term funds to shareholders. The amount of profit recognized as shareholders’ accrued interest is credited to the profit and loss account within capital and reserves.

I.	REINSURANCE

Amounts recoverable from general (property and casualty) and long term (life) reinsurers are estimated in a manner consistent with the outstanding claim provision or settled claim associated with the reinsured policy. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

In the ordinary course of business, the Group cedes reinsurance to other insurance companies for the purpose of limiting its net loss potential through diversification of its risks. Reinsurance arrangements do not relieve the Group from its direct obligations to its policyholders. Thus, a credit exposure exists with respect to general (property and casualty) and long term (life) reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. A provision has been recorded for estimated unrecoverable reinsurance.

Reinsurance is effected under reinsurance treaties and by negotiation on individual risks. Certain of these reinsurance arrangements consist of excess of loss contracts which protect the Group against losses over stipulated amounts.

The Group, as a property insurer, is subject to losses that may arise from catastrophic events. The Group uses industry-developed software to estimate the probable maximum loss and to maintain a reinsurance program reflective of these estimates.

J.	INVESTMENT RETURN

Income from investments is included in the profit and loss account (statement of income) on an accruals basis. Dividend income on ordinary shares is recognized when the related investment goes “ex-dividend”. Realized and unrealized gains and losses on investments attributable to long term (life) business are dealt with in the long term (life) business technical account. Realized and unrealized gains and losses on other investments, including the Group’s share of realized and unrealized gains and losses of associated undertakings, are dealt with in the non-technical account. Realized gains and losses on investment disposals represent the difference between net sale proceeds and cost of acquisition. Unrealized gains and losses on investments represent the difference between the carrying value at the year end and the carrying value at the previous year end or, in the case of investments purchased in the year, the cost of acquisition.

Group operating result and profit (based on longer term investment return) are presented including investment return on the longer term rate of return basis. The longer term rate of return basis reflects both historical experience and the directors’ current expectations for investment returns. The rates of longer term return are set with the objective of ensuring that, in aggregate over time, the return recognized in operating profit (based on longer term investment return) does not exceed or fall below the actual returns achieved. Short term investment fluctuations represent the difference between the actual investment return in the year and that determined on the longer term rate of return basis.

K.	GROUP OPERATING RESULT AND PROFIT (BASED ON LONGER TERM INVESTMENT RETURN)

Group operating result (based on longer term investment return) is analyzed between general (property and casualty) business, long term (life) business and other activities as an additional disclosure. Group operating result (based on longer term investment return) excludes interest on dated loan capital, short term investment fluctuations, the change in the equalization provisions, amortization and impairment of goodwill and of goodwill in acquired claims provisions, other items including reorganization costs. Group operating profit (based on longer term investment return) excludes short term investment fluctuations.

L.	TAXATION

Taxation in the non-technical account and long term (life) business technical account is based on profits and income for the year as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior years. UK tax in respect of overseas subsidiaries and principal associated undertakings is based on dividends received. Taxation in the non-technical account includes the tax by which the balance on the long term (life) business technical account has been grossed up.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

Deferred tax is provided in full and consists of the estimated taxation, or relief from taxation, which is expected to arise from material timing differences using rates based on tax rates and laws that have been substantially enacted by the balance sheet date. Provision is made for taxation which might arise on the distribution of profits retained by overseas subsidiaries or associated undertakings only to the extent that dividends have been accrued as receivable. Credit is taken for relief for trading and other losses only to the extent that the directors anticipate that suitable profits will absorb such losses in future periods.

Deferred tax balances that derive from undiscounted cash flows and for which the impact of discontinuing is material have been discounted using appropriate rates.

M.	GOODWILL

Goodwill, being the difference between the cost of an acquisition and the fair value of the net tangible assets acquired, arising on the acquisition of subsidiary companies and associated undertakings, is capitalized in the balance sheet and amortized to the profit and loss account (statement of income) on a straight line basis. The cost of acquisition is the amount of cash paid and the fair value of other purchase consideration given together with associated expenses. The period of amortization, which does not exceed 20 years, is determined by an assessment of the useful economic life of the goodwill, this being the period over which the value of the businesses acquired are expected to exceed the value of their underlying assets, (as permitted by Financial Reporting Standard 10 “Goodwill and Intangible Assets”). Goodwill arising prior to December 31, 1997 has been eliminated against reserves (shareholders’ equity) in accordance with the Group accounting policy at the date of acquisition.

In the event of the disposal of a business acquired prior to this date, the related goodwill is charged to the profit and loss account (statement of income) in the year of sale.

Goodwill is reviewed for impairment at the end of the first full year following an acquisition and when events or changes in circumstances indicate that the carrying amount may not be recoverable.

The present value of the shareholders’ interest in the acquired value of in-force long term (life) business is included as part of the fair value of the acquired net tangible assets in the goodwill calculation and is dealt with as described in note O below.

The fair value of general (property and casualty) business claims provisions (loss reserves) relating to businesses acquired is established after making allowance for future investment income. The discount, being the difference between the fair value and the undiscounted value at which they are accounted for on consolidation, is capitalized as goodwill in acquired claims provisions and amortized to the profit and loss account (statement of income) over to the expected run-off period of the related claims.

N.	INVESTMENTS

Investments and assets held to cover linked liabilities (separate account assets), are shown at market value, for which purpose unlisted investments, mortgages and loans are included at directors’ valuation and properties at professional valuation. For listed securities the stock exchange values are used except that fixed income securities held for long term (life) business in certain overseas operations are included on an amortized cost basis. Properties are valued annually at open market value.

In accordance with Statement of Standard Accounting Practice 19 “Accounting for Investment Properties”, no depreciation is provided on these properties on the basis that depreciation is already reflected in the annual valuations. The amounts attributed to this factor by the valuers cannot reasonably be separately identified or quantified.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

It is the Group’s practice to maintain properties occupied by the Group in a continual state of sound repair. Accordingly the directors consider that the economic lives of these properties and their residual values, based on prices prevailing at the time of acquisition or subsequent valuation, are such that any depreciation is insignificant and is thus not provided.

O.	VALUE OF LONG TERM (LIFE) BUSINESS

This represents the directors’ assessment of the value of the shareholders’ investment in the long term (life) business funds, not already recognized under the modified statutory principles of profit recognition. It comprises the shareholders’ share of both the net of tax future cash flows arising from the in-force long term (life) business policies and the surplus held within the funds to meet solvency and future business development requirements. Movements in this asset, except those arising on acquisition, are recognized in the Statement of Total Recognized Gains and Losses.

The present value of in-force long term (life) business existing at acquisition, is amortized in the Long Term Technical Account on a systematic basis over the anticipated periods of the related contracts in the portfolios as the profit on these acquired contracts is recognized.

P.	TANGIBLE ASSETS AND DEPRECIATION

Tangible assets comprise fixtures, fittings and equipment (including computers and motor vehicles) which are stated at cost and depreciated over periods not exceeding their estimated useful lives (between three and ten years) after taking into account residual value.

Q.	OWN SHARES

The shares held by the Royal & Sun Alliance ESOP Trusts are recognized as assets under the heading “Own Shares” at original cost, less provision for diminution in value, in the consolidated balance sheet until such time as the shares vest unconditionally with the relevant executive director or employee. Any profit that may arise in the Trusts upon exercise of the options will be recognized at the exercise date.

R.	FUND FOR FUTURE APPROPRIATIONS

Certain long term funds (life insurance companies) comprise either participating, or both participating and non-participating, long term (life) business contracts, where policyholders have a contingent interest in the excess of assets over liabilities in the fund. Accordingly the excess of assets over liabilities within these funds is not allocated between policyholders and shareholders and is taken to the fund for future appropriations.

S.	DATED LOAN CAPITAL

Dated loan capital comprises subordinated bonds and loans. Subordinated bonds and loans are stated at the fair value of consideration received after deduction of unamortized issue costs and discount. Issue costs together with discount allowed on issue of bonds and loans are amortized to investment expenses and charges within the non-technical account on an annual basis over the term of the bonds and loans.

Dated loan capital is presented as a component of the Group’s capital base as it is in the nature of long term capital financing. As such, the cost of such capital is treated as a financing item and is not deducted in arriving at Group operating result (based on longer term investment return).

T.	TECHNICAL PROVISIONS (INSURANCE RESERVES)

The provision for unearned premiums in respect of general business (unearned premium reserve) represents the proportion of premiums written relating to periods of insurance subsequent to the balance sheet date, calculated principally on a daily pro-rata basis.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

The provision for claims outstanding (reserve for loss and loss adjustment expenses), whether reported or not, comprises the estimated cost of claims incurred but not settled at the balance sheet date. It includes related expenses and a deduction for the expected value of salvage and other recoveries. The provision is determined using the best information available of claims settlement patterns, forecast inflation and settlement of claims.

General business provisions for claims outstanding and related reinsurance recoveries, are discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. In defining those claims with a long period from incident to claims settlement those categories of claims where the average period of settlement is six years or more from the balance sheet date, has been used as a guide.

Claims provisions relating to long term permanent disability claims in the United States, Canada, Scandinavia, and Australia are determined using recognized actuarial methods.

Differences between the estimated cost and subsequent settlement of claims are dealt with in the appropriate technical account for the year in which they are settled or re-estimated.

Provision is made, based on information available at the balance sheet date, for any estimated future underwriting losses relating to unexpired risks after taking into account future investment income on relevant technical provisions. The unexpired risk provision (premium deficiency reserve) is assessed in aggregate for business classes which, in the opinion of the directors, are managed together.

The long term (life) business provision (reserve for future life and health policy benefits) is derived from actuarial valuation. For with profits business, the calculation includes explicit allowance for vested bonuses (including those vesting following valuation at the balance sheet date). Implicit allowance is made for future reversionary bonuses through the use of a net premium valuation method employing a reduced valuation rate of interest. No provision is made for terminal bonuses.

Equalization provisions are established in accordance with the requirements of legislation in certain countries and are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date.

The technical provisions for linked liabilities (separate account liabilities) are the repurchase value of units allocated to in-force policies including any liability in respect of deferred tax at the balance sheet date, where the policy benefits are wholly or partly related to investments of any description or to indices of the value of investments.

U.	OPERATING LEASES

Payments made under operating leases are charged to operating income on a straight-line basis over the term of the lease.

V.	PENSION COSTS

The Group operates a number of defined benefit pension plans for its employees.

The cost of providing these pension benefits is accounted for over the employees’ working lives on a systematic basis as advised by qualified actuaries. The effects of variations from regular cost are spread over the expected remaining service lives of members of the plans. Contributions to defined contribution pension plans are charged as they become payable.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

W.	ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

The preparation of the financial statements in conformity with accounting standards requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from these estimates.

One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the technical provisions of the company.

The technical provisions include the provision for unearned premiums and unexpired risks, the provision for outstanding claims and the long term (life) business provision (reserve for future life and health policy benefits). The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the Company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the Company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled. The long term (life) business provision (reserve for future life and health policy benefits) covers similar liabilities as the above in respect of long term (life) business.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the Company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation Techniques

In general (property and casualty) business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;

•	estimates based upon a projection of claims numbers and average cost;

•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and

•	expected loss ratios.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjuster’s estimates or projected separately in order to allow for the future development of large claims.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The projections given by the various methodologies also assist in setting the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The general (property and casualty) business claims provisions are subject to annual independent review by external advisors. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasized that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

Long term (life) business technical provisions are computed using statistical or mathematical methods, which are expected to give approximately the same results as if an individual liability was calculated for each long term contract. The computations are made by suitably qualified personnel (who are usually employed by the Group) on the basis of recognized actuarial methods, with due regard to the actuarial principles laid down in European law and by actuarial best practice in the individual territory. The methodology takes into account the risks and uncertainties of the particular classes of long term (life) business written and the results are certified by the professionals undertaking the valuations.

The value of long term (life) business includes the shareholders’ share of the net of tax future cash flows arising from the in-force long term (life) business policies and has been calculated in accordance with industry practice. This has been calculated using a projection technique that is sensitive to the assumed investment returns and discount rate. The principal assumptions for the UK long term (life) business are set out in note 19.

The pension asset and pension and post-retirement liabilities calculated in accordance with Financial Reporting Standard 17 are disclosed in note 8. These assets, liabilities and profit and loss account charge calculated in accordance with Financial Reporting Standard 17 are sensitive to the assumptions set out in that note.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognized in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations. The principal assumptions are disclosed in note 12.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

Uncertainties and Contingencies

The uncertainty arising under insurance contracts may be characterized under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;

•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring;

•	uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy (e.g. term assurance) the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, judicial trends, legislative changes and claims handling procedures.

The establishment of technical provisions is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Asbestos and environmental claims

The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that are generally greater than those encountered for other classes of business. A significant issue is the long delay in reporting losses since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later. For example, cases of mesothelioma can have a latent period of up to 40 years. There may also be complex technical issues that give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialized techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Financial enhancement products

In the UK, USA and Korea the Group has exposures to financial enhancement products which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business, however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. During 2002 a reinsurance arrangement was entered for which a premium of £124m was ceded which has reduced the Group’s exposure in relation to these products in the UK. Further information on financial enhancement products in the USA is discussed in note 44.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

Litigation, mediation and arbitration

The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration in the normal course of its business. The directors do not believe that any current mediation, arbitration and pending or threatened litigation or dispute will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

Reinsurer default

The Group is exposed to the possibility of default by its reinsurers, including the credit risk taken in fronting arrangements. The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non-recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s ‘Watch List’. The ‘Watch List’ is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

Banking facilities

The Group’s banking facilities comprise a series of bilateral arrangements and a syndicated loan facility. The total amount of credit available under these arrangements amounted to £1.5bn. At the end of 2002 £566m was drawn on these facilities.

Both facilities expire in 2003 (the bilateral agreements in January and the syndicated facility in October) and the Group will seek to renegotiate replacement arrangements. It is expected that a smaller facility will be sought, reflecting the Group’s reduced requirements for such borrowings.

Potential misselling of life products

The Group and its UK insurance subsidiaries continue to be in discussion with the Financial Services Authority (FSA) in relation to the sale and accounting treatment of regulated life products. These products include the sale of mortgage backed endowments, the treatment of life guaranteed annuity options and the potential effect on holders of policies not subject to such options. These discussions have not been concluded and could result in significant financial consequences for the Group including the provision of further financial support for subsidiaries, changes in the calculation of policyholder liabilities and the possible imposition of penalties by the FSA. The FSA have recently levied a fine of £950,000 on the Group. Based on the information currently available, the directors consider they have made appropriate provisions for such costs and they do not believe that any further costs will have a material adverse affect on the Group’s financial position.

Disposal programme

With the nine months 2002 results, the Group announced a radical programme of disposals and other actions that, inter alia, would improve the capital position. These actions are expected to reduce the Group’s general insurance written premiums to around £5.5bn per annum over the course of the next two years. The achievement of these actions is dependent on a number of factors, including there being buyers willing to acquire the businesses that are being disposed of at an acceptable price. The directors believe that the actions outlined are achievable in the timeframe set out.

Rating agencies

The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining a single ‘A’ rating from Standard & Poor’s (S&P) and from AM Best. At the present time the ratings

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

are ‘A-’ from S&P and ‘A-’ from AM Best. The actions announced by the Group during 2002 are intended to improve its capital position and regain the target ratings. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business, in particular certain commercial lines in the USA.

Regulatory environment

The regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU Directives but is also the natural response of the regulators to the challenging market conditions that have prevailed over the last few years. The changes that can be expected in the solvency requirements in the UK are generally anticipated to arise in 2004, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for Group solvency and the impact of such developments could be material. The Group maintains a close dialogue with the FSA to gain a good understanding of the likely developments and maximize the time available to plan for them.

The other specific significant current causes of uncertainties in the Group’s financial position are discussed in note 44.

2.	IMPACT OF CHANGES ON PROFIT AND LOSS ACCOUNT ARISING FROM ACCOUNTING POLICY CHANGES

During 2002, the impact of the change in accounting policy arising from the adoption of Financial Reporting Standard 19 “Deferred Tax” is to decrease the tax on loss on ordinary activities by £172m (2001 £348m, 2000 increase the tax on profit on ordinary activities by £58m) . The impact on the statement of total recognised gains and losses is to decrease the profit and loss reserve by £79m, being the effect of full provision for deferred tax at December 31, 2001, discounted at appropriate rates.

In 2001, the Group changed its accounting policy and now discounts the provisions for outstanding claims and related reinsurance recoveries for those categories of claims where there is a particularly long period from incident to claims settlement (as defined in note 1C) and where there exists a suitable claims payment pattern.

The impact of the adoption of the new policy was to decrease the loss before tax by £119m (2000 decrease the profit by £14m) and to decrease the loss after tax by £100m (2000 increase the loss by £13m). The impact on the statement of total recognized gains and losses was to increase the profit and loss account reserve by £140m, being the effect of discounting the outstanding claims reserves at December 31, 2000.

A minor accounting policy change was made during 2000 in respect of the treatment of group risk business within UK life new business sales which is now treated as single premium rather than annual premium business, reflecting the fact that there is no contractual obligation on policyholders to renew. This change has not impacted the Group’s profit and loss account, however it has resulted in a restatement of prior year new business premiums written as set out in note 6 below. The effect of the change is that new business annual premiums reduced by £38m and new business single premiums increased by £166m.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

3.	REORGANIZATION AND OTHER ITEMS

Other items within the consolidated profit and loss accounts include:

	General (property & casualty) business			Long term (life) business			Other activities

	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Reorganization costs	71	19	39	5	—	4	3	10	—
Losses on terminated business following reorganization	—	68	67	—	—	—	—	—	—
Amortization of the present value of acquired in-force business	—	—	—	13	13	9	—	—	—
Interest on dated loan capital	—	—	—	—	—	—	52	58	55
Amortization and impairment of goodwill and goodwill in acquired claims provision	—	—	—	—	—	—	738	95	115

	71	87	106	18	13	13	793	163	170

Reorganization costs comprise employee redundancy costs and vacant lease accruals.

4.	NET OPERATING EXPENSES AND OTHER CHARGES

		General (property & casualty) business			Long term (life) business

		2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

a.	Net operating expenses in the technical accounts include:
Depreciation		64	68	63	10	13	15
Operating lease rentals—premises		93	87	81	6	5	8
Operating lease rentals—other assets		18	18	25	—	—	1

b.
Charges from other activities in the non-technical account include depreciation of £7m (2001 £3m, 2000 £6m), operating lease rentals—premises of £11m (2001 and 2000 £12m) and operating lease rentals—other assets of £1m (2001 and 2000 £1m).

c.	Administrative expenses in the non-technical account include depreciation of £3m (2001 £2m, 2000 £1m) and operating lease rentals—premises of £3m (2001 £3m, 2000 £4m).

d.
During the year, a fine was levied by the Financial Services Authority in respect of administration procedure relating to the review of pension transfer and opt-out business, which together with related costs amount to £2m.

e.
In common with other motor insurers in the Italian market our Italian businesses were fined in 2000 a total of £3m by the Italian anti trust commission for alleged restrictive practices. The fine was appealed, nevertheless this sum was provided in the 2000 results.

5.	EXCHANGE RATES

In respect of the major overseas currencies, the rates of exchange used in these financial statements are US Dollar 1.61 (2001 1.46, 2000 1.49), Canadian Dollar 2.54 (2001 2.32, 2000 2.24), Danish Kroner 11.40 (2001 12.15, 2000 11.88) and Australian Dollar 2.86 (2001 2.84, 2000 2.69).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.	LONG TERM (LIFE) INSURANCE BUSINESS
	2002 £m	2001 £m	2000 £m

New business premiums written during the year were as follows:
Annual premiums	129	162	189
Single premiums	613	1,574	1,898

	742	1,736	2,087

Total reversionary and terminal bonuses included within the long term (life) business technical account are £536m (2001 £738m, 2000 £793m).

Following clarification by the Danish Financial Supervisory Authority during 2002 over the basis of sharing profit between policyholders and shareholders, the Group’s life insurance operation in Denmark released £50m of previously unallocated surplus return in the long term (life) business result for the period ended 31 December 2002. This exceptional item is included in the balance on the technical account for long term (life) business.

Included in the long term (life) business premiums written, net of reinsurance, are £772m (2001 £1,220m, 2000 £1,378m) of premiums relating to participating business. For further discussion of participating business see note 48.

7.	EMPLOYEE INFORMATION
	2002 £m	2001 £m	2000 £m

Staff costs for all employees comprise:
Wages and salaries	1,142	1,180	1,156
Social security costs	75	84	88
Pension costs	94	36	46

	1,311	1,300	1,290

	Average for year

	2002 Number	2001 Number	2000 Number

The average number of employees of the Group during the year was as follows:
UK	21,574	22,823	24,333
Europe	10,326	10,219	9,905
Americas	12,062	12,047	12,248
Asia Pacific	6,517	5,834	5,248

	50,479	50,923	51,734

8.	RETIREMENT BENEFITS

Pension Costs

The Group mainly operates funded defined benefit pension plans. There are funded defined contribution plans in Denmark and Sweden. Overseas plans are administered in accordance with local law and practice. The major pension plans in the UK, USA, Denmark and Sweden together cover the majority of plan members throughout the Group and the assets of these plans are mainly held in separate trustee administered funds. Each of

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 8 continued

the major defined benefit plans are subject to regular valuation using the projected unit or other appropriate method which is the basis of the pension cost in the consolidated profit and loss account, the cost being spread over employees’ working lives. In April 2002, the UK plans were effectively closed to new entrants following the introduction of a new defined contribution plan.

The total pension cost for the Group in 2002 was £94m (2001 £35m, 2000 £46m) of which £43m (2001 and 2000 £11m) related to plans in the UK and £9m (2001 and 2000 £4m) related to plans in the USA. Contributions of £20m (2001 £15m, 2000 £14m) were made to the defined contribution plans in Denmark and Sweden. The total pension costs have increased based on the financial position following the new valuations undertaken in 2002 for the UK plans.

Independent qualified actuaries carry out valuations of the major plans. At the most recent formal actuarial valuations of the major defined benefit plans (the two main UK plans March 31, 2002 and June 30, 2002 respectively, and the USA plan January 1, 2002), for the purposes of assessing pension costs, the market value of the assets of these plans was £3,858m (2001 £4,751m, 2000 £4,749m). Of this amount, £3,568m (2001 and 2000 £4,350m) related to the two UK plans and on their valuation dates were sufficient to cover 110% and 101% respectively of the benefits accrued to members of each of those plans, after allowing for projected increases in earnings and pensions. The valuations for the two major UK plans were based respectively on assumptions that salaries increase by 4.3% and 4.0% plus allowances for promotional salary increases, pensions increase by 2.9% and 2.5% and investment returns are 7.1% p.a. pre-retirement and 5.6% post-retirement for one plan and 6.5% for the other.

For the two main UK plans, the level of contributions respectively were 0% and 17% throughout 2002 pending the results of the valuations made in 2002. For 2003 contributions are being increased to 23% and 20% respectively with arrears of contributions at these rates back to the respective valuation dates plus an amount of £20m in respect of one of the plans where there was a deficit on the valuation funding basis. The amounts charged to the profit and loss account were the equivalent of 10.8% and 11.5% respectively of relevant UK earnings. This charge reflected a regular cost of £73m (2001 £59m, 2000 £61m) and a credit of £34m (2001 £50m, 2000 £55m). The credit arises from the amortization of the actuarial surpluses in the funds (after taking account of interest on balances between the Group and the funds). For one plan an actuarial surplus from the valuation is being applied to reduce pension costs by a level percentage of payroll over the estimated working lives of members of the respective plans.

There are no significant contributions outstanding or prepaid as at December 31, 2002 except that included in provisions are amounts of £81m (2001 £67m) resulting from the difference between the amounts charged to revenue and the amounts contributed to plans in the UK and £8m (2001 £29m) in respect of provisions for overseas plans.

Other post-retirement benefits

The Group provides post-retirement healthcare benefits to certain current and retired United States and Canadian employees. The estimated discounted present values of the unprovided accumulated obligations are calculated in accordance with the advice of independent qualified actuaries.

At December 31, 2002 the unprovided accumulated obligation in the United States is estimated at £15m (2001 £18m) assuming a pre-65 premium inflation for medical care initially of 11% reducing over nine years to 4.25% and a post-65 premium inflation of 13% reducing over eleven years to 4.25% (2001 12% reducing over seven years to 5%) and a discount rate of 6.5% (2001 7%). The unprovided accumulated obligation in Canada is estimated at £5m (2001 £7m) assuming a premium inflation for medical care of 8% (2001 7%) reducing over four years to 4% (2001 4%) for one plan and 10% (2001 9%) decreasing by 0.5% per year to 5% per year (2001

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 8 continued

1% per year to 5%) for the other plan. For dental care, premium inflation of 4% and 5% is assumed for the respective plans (2001 4% and 5%) and a discount rate of 6.75% for both plans (2001 6.75% and 7%).

The benefits are accounted for on a systematic basis over the remaining service lives of current employees, the cost in the year being £6m (2001 and 2000 £6m). The costs of meeting the liability for these benefits are expected to attract taxation relief when paid. The total provision included in the combined consolidated balance sheet is £42m (2001 £44m).

Alternative accounting treatment (Financial Reporting Standard 17)

The Accounting Standards Board issued Financial Reporting Standard 17 (FRS 17) “Retirement Benefits” in November 2000.

The components of the pension cost that would be included within operating profit for the year ended December 31, 2002, if FRS 17 had been fully adopted in the financial statements is as follows:

	UK Plans £m	US Plans £m	Other Plans £m	Total £m

Current service cost	91	13	8	112
Past service cost	8	10	(2)	16
Curtailment losses	(9)	—	(1)	(10)

Total charge to be included in Group operating result	90	23	5	118

Expected return on assets	(251)	(22)	(15)	(288)
Interest cost	212	31	13	256

Total financing charge/(income) to be included in Group operating loss	(39)	9	(2)	(32)

Amounts to be recognized within Statement of Total Recognized Gains and Losses:
Actual return/(deficit) on assets in excess of expected	(649)	(36)	(27)	(712)
Experience gains/(losses) on liabilities	115	1	(3)	113
Change in actuarial assumptions	81	(26)	7	62
Movement in irrecoverable surplus	—	—	2	2

Actuarial loss	(453)	(61)	(21)	(535)

	UK Plans %	US Plans %	Other Plans %	Total %

Difference between expected and actual return as a percentage of plan assets	(20.3)	(14.0)	(14.8)	(19.6)
Experience gains/(losses) as a percentage of plan liabilities	3.1	0.2	(1.4)	2.6
Other as a percentage of plan liabilities	2.2	(5.7)	4.3	1.4
Total actuarial loss to be recognized in statement of total recognized gains and losses as a percentage of plan liabilities	(12.3)	(13.3)	(10.0)	(12.3)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 8 continued

Movement in net deficit during the year
2002 £m

Deficit at January 1	(195)
Total operating charge	(118)
Employer contribution	56
Total financing income	32
Actuarial loss	(535)
Increase due to currency fluctuation	19
Disposal of subsidiaries	17

Deficit at December 31	(724)

The value of the liability that would be included in the combined consolidated balance sheet at December 31 if FRS 17 had been fully adopted in the financial statements is as follows:

	UK Plans £m	US Plans £m	Other Plans £m	Total 2002 £m	Total 2001 £m

Equities	1,498	120	89	1,707	2,994
Bonds	1,391	129	74	1,594	838
Other	305	9	20	334	388

Fair value of assets held by pension plans	3,194	258	183	3,635	4,220
Present value of pension and post-retirement plans liabilities	(3,691)	(457)	(211)	(4,359)	(4,415)

Net deficit	(497)	(199)	(28)	(724)	(195)
Surplus not recoverable	—	—	—	—	(2)
Related deferred tax asset	149	70	11	230	69

Net pension and post-retirement liability	(348)	(129)	(17)	(494)	(128)

Analyzed
Pension asset	—	—	3	3	28
Pension and post-retirement liability	(348)	(129)	(20)	(497)	(156)

Net pension and post-retirement liability	(348)	(129)	(17)	(494)	(128)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 8 continued

The full valuation dates for the main UK plans were March 31, 2002 and June 30, 2002 respectively and the US plans were January 1, 2002. These valuations have been updated at December 31, 2002 to take account of changes in the fair value of the assets and financial assumptions. The main assumptions are as follows:

	UK Plans		US Plans		Other Plans

	2002%	2001%	2002%	2001%	2002%	2001%

Assumptions
Annual rate of general inflation	2.3	2.5	3.0	3.0	2.2	2.1
Annual rate of increase in salaries	3.8	4.0	4.5	4.5	4.2	4.0
Annual rate of increase for pensions in payment and deferred pensions	2.3	2.5	—	—	1.8	1.9
Interest rate used to discount liabilities	5.5	5.7	6.5	7.0	6.2	5.9
Expected rate of return to be assumed for each class
Equities	7.0	7.5	9.0	9.0	8.6	8.8
Bonds	4.6	5.0	6.0	6.0	5.7	5.7
Other	6.0	6.3	2.0	2.0	4.7	4.0

The valuation of liabilities for post-retirement benefits assumes a premium inflation rate for medical care of 11% decreasing to 5% by 2008.

	Profit and loss account reserve

	2002 £m	2001 £m

Reconciliation of proforma profit and loss account reserve on a FRS 17 basis:
Profit and loss account reserve as reported at December 31	1,422	2,717
Less pension and post-retirement FRS 17 liabilities net of tax	(494)	(128)

	928	2,589
Add pension and post-retirement liabilities that would be reversed on the implementation of FRS 17 net of tax	88	82

Profit and loss account reserve on FRS 17 basis at December 31	1,016	2,671

Included in the proforma profit and loss account reserve is a pension and post-retirement reserve on a FRS 17 basis at December 31, 2002 of £342m.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	EQUALIZATION PROVISIONS (RESERVES)

Equalization provisions (reserves) are established in accordance with the Financial Services Authority’s rules for insurers in the UK and with similar legislation in overseas countries. These provisions, notwithstanding that they do not represent liabilities at the balance sheet date as they are over and above the anticipated ultimate cost of outstanding claims, are required by Schedule 9A to the Companies Act 1985 to be included within technical provisions in the balance sheet, and any change in the provisions during the year is required to be shown in the general (property and casualty) business technical account.

The effect of including the provisions is as follows:

	2002 £m	2001 £m	2000 £m

Equalization provisions at January 1	331	283	259
Exchange movement on non-UK provisions	5	2	1
(Credited)/charged to the general (property and casualty) business technical account and in the profit on ordinary activities before tax	(1)	46	24
Disposal of subsidiaries	(42)	—	(1)

Equalization provisions at December 31	293	331	283

The cumulative impact of equalization provisions on shareholders’ funds at December 31, 2002 is £287m (2001 £325m, 2000 £277m).

10.	QUOTA SHARE REINSURANCE TREATY

During 2002, the Group entered into a 10% quota share reinsurance programme which covers the majority of the Group’s general business written in the UK, Denmark, USA, Canada and Australia. The total amount of premiums ceded in 2002 was £698m. Earned premiums reflect £312m in respect of an opening portfolio adjustment which has been paid, and £327m of closing portfolio adjustment receivable at December 31, 2002, which is included in debtors arising out of reinsurance operations.

As from January 1, 2003, the Group entered into a 15% quota share reinsurance programme covering the majority of the general (property and casualty) business written in the UK, Denmark, Ireland, USA and Canada.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	INVESTMENT INCOME/EXPENSES AND CHARGES
	Non-technical account

	2002 £m	2001 £m	2000 £m

Income from associated undertakings
Profit before gains on the realization of investments	10	2	17
Gains on the realization of investments	9	12	14

	19	14	31
Other investment income
Income from land and buildings	18	20	26
Income from other investments	747	775	868
Gains on the realization of investments	362	466	442

	1,127	1,261	1,336

Total investment income	1,146	1,275	1,367

Investment expenses and charges
Interest on bank loans and overdrafts	(46)	(31)	(24)
Interest on dated loan capital	(52)	(58)	(55)
Interest on other loans	(19)	(19)	(24)
Investment management expenses	(29)	(26)	(27)
Vacant lease costs	—	—	(25)

Total investment expenses and charges	(146)	(134)	(155)

Net investment income	1,000	1,141	1,212

	Technical account long term (life) business

	2002 £m	2001 £m	2000 £m

Other investment income
Income from land and buildings	182	158	143
Income from other investments	1,383	1,436	1,506
Gains on the realization of investments	(105)	576	1,839

Total investment income	1,460	2,170	3,488

Investment expenses and charges
Interest on other loans	(20)	(14)	(6)
Investment management expenses	(48)	(49)	(77)

Total investment expenses and charges	(68)	(63)	(83)

Net investment income	1,392	2,107	3,405

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	METHODOLOGY FOR CALCULATIONS OF LONGER TERM RATE OF RETURN AND COMPARISON OVER A LONGER TERM

The rates of investment return used for the longer term rate of return basis are reviewed annually and are set out below:

	2002%	2001%	2000%

Pre-tax returns assumed
Fixed interest returns (nominal)	6.00	6.00	6.00
Equity returns (nominal)	9.00	9.00	9.00
Inflation	3.00	3.00	3.00

These returns are applied to the average, over the year, of the investments directly attributable to shareholders and the general (property and casualty) insurance technical provisions. In each case, the element of shareholders’ funds has been determined by reference to the risk based capital that the directors judge is necessary to support the business. The value of the investments are adjusted to reduce the effect of short-term fluctuations, while recognizing such changes over the longer term.

The aggregate amount of investment return recognized under the longer-term basis since January 1, 1994 through December 31, 2002 amounted to £9.9bn. The actual total investment return that arose in this period was £10.3bn.

13.	TAXATION

The taxation on loss/profit on ordinary activities charged/(credited) in the profit and loss account is as follows:

	Non-technical account

	2002	Restated 2001	Restated 2000
	£m	£m	£m

Current tax
UK corporation tax	11	(10)	87
Trading losses utilized	—	—	(1)
Double taxation relief	(8)	(36)	(63)
Overseas taxation	(51)	44	24
Taxation surplus addition/release	14	19	—
Prior year items	28	(29)	(6)

	(6)	(12)	41
Tax attributable to long term business	65	62	61

Current tax charge for the year	59	50	102
Deferred tax
Timing differences—origination and reversal	(179)	(420)	(2)
Movement in discount	29	17	28

Tax (credit)/charge	(91)	(353)	128

Analyzed
Parent and subsidiaries	(94)	(360)	125
Associated undertakings	3	7	3

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 13 continued
	Technical account long term (life) business

	2002	Restated 2001	Restated 2000
	£m	£m	£m

Current tax
UK corporation tax	118	79	182
Double taxation relief	(1)	(2)	(2)
Overseas taxation	111	29	95
Taxation surplus addition/release	—	—	—
Prior year items	(5)	(50)	3

	223	56	278
Tax attributable to long term business	—	—	—

Current tax charge for the year	223	56	278
Deferred tax
Timing differences—origination and reversal	(271)	(288)	(270)
Movement in discount	52	70	81

Tax charge/(credit)	4	(162)	89

Analyzed
Parent and subsidiaries	4	(162)	89
Associated undertakings	—	—	—

UK corporation tax for the current year in the non-technical account is based on a rate of 30% (2001 and 2000 30%). Further details of current and deferred tax are given in notes 30, 32 and 33.

The tax charge for UK corporation tax in the long term (life) technical account is provided at rates between 20% and 30% (2001 and 2000 between 20% and 30%), computed in accordance with the rules applicable to life insurance companies.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 13 continued

Factors affecting the current tax charge—non technical account

The current tax charge for the years 2002, 2001 and 2000 is more than 30% due to the items set out in the reconciliation below:

	2002	Restated 2001	Restated 2000
	£m	£m	£m

(Loss)/profit on ordinary activities before tax	(1,022)	(1,247)	41

Tax (credit)/charge at 30%	(307)	(374)	12
Factors affecting charge
Disallowed expenditure	71	78	108
Goodwill	208	63	65
Tax exempt income and investments gains	(96)	(99)	(70)
Adjustment for non UK tax rates	(37)	(28)	(17)
Adjustment to prior year provisions	41	(10)	6
Other timing differences other than on long term business	179	420	(2)

Current tax charge for the year	59	50	102

Refer to note 2 for explanation of restatement.

14.	DIVIDENDS
	2002	2001	2000
	£m	£m	£m

Ordinary
Interim paid 4.00p (2001—8.80p, 2000—8.80p)	57	126	125
Final proposed 2.00p (2001—7.20p, 2000—17.20p)	29	101	247

	86	227	372
Preference	9	9	9

	95	236	381

Full provision has been made for the proposed final dividend.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.	EARNINGS PER ORDINARY SHARE

The earnings per ordinary share shown in the consolidated profit and loss account is calculated by reference to the loss attributable to the equity shareholders of £949m (2001 loss £898m, 2000 loss £95m) and the weighted average of 1,427,566,181 (2001 1,424,208,311, 2000 1,420,283,141) shares in issue during the year.

	2002	Restated 2001	Restated 2000
	£m	£m	£m

Loss for the financial year attributable to shareholders	(940)	(889)	(86)
Preference dividends	(9)	(9)	(9)

Loss for the financial year attributable to equity shareholders	(949)	(898)	(95)

When calculating the diluted earnings per ordinary share there is no adjustment to the loss attributable to equity shareholders and there are no dilutive potential ordinary shares.

Group operating earnings after tax per ordinary share (based on longer term investment return) attributable to shareholders includes tax on the allocated longer term investment return at a notional rate of 32% (2001 and 2000 32%). It is the opinion of the directors that this measure provides a better indication of the underlying performance of the business of the Group.

The reconciliation of Group operating earnings after tax (based on longer term investment return) per ordinary share to earnings per ordinary share is as follows:

	2002	Restated 2001	Restated 2000
	p	p	p

Earnings per ordinary share	(66.5)	(63.1)	(6.7)
Short term investment fluctuations	38.6	59.3	1.4
Change in the equalization provisions	(0.1)	3.2	(1.7)
Amortization and impairment of goodwill	49.9	4.1	(3.9)
Amortization of goodwill in acquired property and casualty claims provisions	1.8	2.6	(4.2)
(Profit)/loss on disposal of subsidiary undertakings	(12.9)	7.7	(9.0)
Other items	5.1	6.1	(5.5)
Tax	(10.2)	(24.0)	47.1

Group operating earnings after tax (based on longer term investment return) per ordinary share	5.7	(4.1)	17.5

Group operating earnings after tax (based on longer term investment return) per ordinary share for 2001 and 2000 have been restated.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	INTANGIBLE ASSETS
	Goodwill in acquired claims provisions	Goodwill arising on acquisition	Total 2002	Total 2001
	£m	£m	£m	£m

Cost
At January 1	228	1,093	1,321	1,227
Exchange	(9)	(63)	(72)	4
Additions	—	25	25	93
Disposals of subsidiary undertakings	—	(11)	(11)	(3)

At December 31	219	1,044	1,263	1,321

Amortization
At January 1	107	128	235	141
Exchange	(6)	(8)	(14)	(1)
Charge for the year	25	713	738	95
Disposal of subsidiary undertakings	—	(2)	(2)	—

At December 31	126	831	957	235

Net book value at December 31	93	213	306	1,086

Included within the amortization charge for the year is £653m relating to goodwill impairment. This comprises £549m in the US, £92m in Australia and £12m in other territories, which following impairment reviews were deemed not recoverable.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.	INVESTMENTS
	2002	2001
	£m	£m

Land and buildings
Freehold	2,746	2,682
Long leasehold	208	231
Short leasehold	21	24

Total land and buildings	2,975	2,937

Of which Group occupied	384	391

Other financial investments
Shares and other variable yield securities and units in unit trusts	5,888	11,632
Debt securities and other fixed income securities:
British government securities	6,906	5,713
Other government securities	7,062	6,030
Local authority securities	652	638
Corporate bonds	15,032	14,320
Preference shares	226	266
Loans secured by mortgages	272	427
Other loans (see below)	79	91
Deposits with credit institutions	1,256	1,538

Total other financial investments	37,373	40,655

Listed investments
Included in total investments are the following:
Interests in associated undertakings	71	62
Shares and other variable yield securities and units in unit trusts	5,465	11,113
Debt securities and other fixed income securities	24,168	21,310

Total listed investments	29,704	32,485

In addition, within the combined consolidated balance sheet, debt securities held in North America amounting to £4,814m (2001 £4,405m) at market value are freely traded in an approved securities market but are not listed within the meaning of the Companies Act.

Other financial investments in the combined consolidated balance sheet include securities valued on an amortized cost basis of £368m (2001 £3,548m) with a historical cost of £340m (2001 £3,427m), a market value of £384m (2001 £3,576m) and a redemption value of £378m (2001 £3,251m). Investments in the Scandinavian life business previously reported on an amortized cost basis are now reported at market value.

Other loans shown above for the combined consolidated balance sheet include amounts of £19m (2001 £28m) relating to policyholder loans.

The historical cost of total investments (excluding value of long term (life) business) included in the combined consolidated balance sheet is £37,817m (2001 £39,388m). The historical cost of assets held to cover linked liabilities is £4,324m (2001 £7,077m).

The property valuations have been prepared on the basis of open market value at the balance sheet date in accordance with The Royal Institution of Chartered Surveyors’ Appraisal and Valuation Manual, by external qualified valuation surveyors.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 17 continued

As of December 31, 2002, securities of £2,174m (2001 £2,228m) had been loaned and collateral of £2,238m (2001 £2,302m) had been received from the securities lending participated in by the Group. The Group requires collateral equal to or greater than the fair value of the securities loaned. On average the collateral requirement is 102%.

Securities with a carrying value £503m at December 31, 2002 (2001 £420m) were held in trust for the benefit of US policyholders as required by the various states.

18.	DERIVATIVES

The Group uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates, foreign exchange rates and equity markets. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. The Group is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative purposes. Swaps (except those entered into in relation to the Group’s dated loan capital—see note 1F), futures and forward contracts are accounted for as contractual commitments on a trade date basis and are carried at fair values. Any unrealized gains and losses arising on these contracts are reflected in the profit and loss account (statement of income). The fair values of futures contracts are based on closing exchange quotations. Forwards and futures are contracts that call for the delayed delivery of securities in which the seller agrees to deliver a specified instrument at a specified date at a specified price.

The Group utilizes foreign currency forward contracts to reduce exposure to exchange rate risks primarily associated with transactions in the regular course of the Group’s international operations and to limit currency risk on assets matched to other currency denominated liabilities. The forward contracts establish the exchange rates at which the Group will purchase or sell the contracted amount of local currencies for specified foreign currencies at a future date. The Group utilizes forward contracts that are short-term in duration (generally less than six months) and pays the forward rate at the settlement date. The major currency exposures hedged by the Group include the US dollar and euro. The notional amount of foreign currency forwards at December 31, 2002 were £1,835m (2001 £1,642m). The carrying amount and fair value of these contracts at December 31, 2002 were £(36)m (2001 £32m).

The Group has entered into derivative futures contracts for the purpose of efficient portfolio management and the reduction of investment risk. The change in fair value of such contracts has a high correlation to the price changes of the underlying investments. Gains or losses arising from open positions are included in the investment portfolio and the profit and loss account as an unrealized gain or loss. The contract amount of futures and options contracts at December 31, 2002 was £1,096m (2001 £1,460m). The carrying amount and fair value of these contracts were £26m (2001 £(6)m).

The Group has entered into a number of swaption contracts to mitigate certain interest guarantees offered on life products offered by the Group prior to 1996. The carrying amount and fair value of these contracts at December 31, 2002 was £241m (2001 £182m). Changes in the value of these contracts are charged to the profit and loss account (statement of income).

A subsidiary of the Group issued investment products that provide a guaranteed return plus a variable return based on a portion of the increase in certain stock market indices. The Group purchases investment contracts with similar return characteristics in order to match the requirements of the liabilities. The investments are stated at fair value. The Group held such investment contracts with a fair value of £nil at December 31, 2002 (2001 £11m).

The derivative financial instruments have off-balance-sheet risk which includes to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Group has in a particular

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 18 continued

class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For forward contracts, credit risk is limited to the amount that it would cost the Group to replace the contracts. The Group monitors creditworthiness of counterparties to these financial instruments using criteria of acceptable risk that are consistent with on-balance- sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures. Collateral is required, at the discretion of the Group, on certain transactions based on the creditworthiness of the counterparty.

19.	VALUE OF LONG TERM (LIFE) BUSINESS

This represents the amount considered by the directors, based on internal actuarial advice to be a prudent value of the shareholders’ interest in the long term (life) business funds not already recognized under the modified statutory principles of profit recognition under UK GAAP.

The principal assumptions used to calculate the value of the UK long term (life) business which constitutes 85.4% of the value of long term (life) business are:

	2002	2001
	%	%

Investment return:
Fixed interest	4.50	5.04
UK equities	7.00	7.54
Overseas equities	7.00	7.54
Expense inflation	3.00	3.20
Discount rate (including risk margins)	8.20	7.50
Risk margin included within discount rate	5.00	4.00

The investment returns represent the underlying long term assumptions implicit in the calculation of the value of long term (life) business.

Amortization charged to the long term (life) business technical account amounted to £13m (2001 £13m, 2000 £9m). The cumulative unamortized acquired value of long term (life) business at December 31, 2002 amounted to £82m (2001 £102m).

20.	DEBTORS

Debtors arising out of direct insurance operations are analyzed as follows:

	2002	2001
	£m	£m

Due from policyholders	1,211	1,160
Due from intermediaries	1,769	1,980

	2,980	3,140

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	TANGIBLE ASSETS

The cost and related accumulated depreciation were as follows as of December 31:

	2002	2001
	£m	£m

Cost
At January 1	741	740
Additions	85	133
Exchange rate fluctuations	(10)	(7)
Disposals	(59)	(70)
Disposals of subsidiary undertakings	(58)	(55)

At December 31	699	741

Accumulated Depreciation
At January 1	483	487
Depreciation charge for the year	84	86
Exchange rate fluctuations	(5)	(4)
Disposals	(40)	(44)
Disposals of subsidiary undertakings	(44)	(42)

At December 31	478	483

Net book value
At December 31	221	258

Tangible assets principally comprise short leasehold improvements, fixtures, fittings and equipment.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	INTERESTS IN ASSOCIATED UNDERTAKINGS

The equity method of accounting is used for the Group’s investment in associated undertakings in accordance with Financial Reporting Standard 9 “Associates and Joint Ventures”. The companies listed in note 51 are those, not being subsidiaries, in which Royal & Sun Alliance Insurance Group plc and its subsidiaries held at December 31, 2002 a participating interest and which are associated undertakings as defined in the Companies Act 1985. All holdings are of equity shares. Equity in income of associated undertakings is presented separately as a footnote to the consolidated profit and loss non-technical account.

Interests in associated undertakings comprise:

	2002	2001
	£m	£m

Shares at cost
At January 1	314	130
Acquisitions	1	185
Transfer to subsidiary undertakings/disposals	(62)	(1)

At December 31	253	314
Adjustment to valuation	(87)	(81)

Net book value	166	233

Balances due from associated undertakings at December 31, 2002 amounted to £5m (2001 £7m).

During the year the interest in Intrepid Re Holdings Limited was reclassified as an equity investment as the Group no longer exercises significant influence.

During 2001 the Group acquired a direct interest in Mutual & Federal Insurance Company Ltd of 37.5%. Previously the Group’s interest was structured through an intermediate holding company, Mutual & Federal Investments Ltd. The reorganization was achieved by disposal of the interest in the investment company and the acquisition of the interest in the insurance company at market value. No gain or loss arose on this transaction.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

23.	ACQUISITIONS OF SUBSIDIARY UNDERTAKINGS

During the year, acquisitions of subsidiary undertakings were made for a total consideration of £32m. Goodwill of £24m arising on those acquisitions has been capitalized and is being amortized.

The aggregate value of Group acquisitions made during the year was:

	Book value on acquisition	Fair value adjustments	Fair value to Group
	£m	£m	£m

Investments	13	—	13
Other assets	34	—	34
Other liabilities	(15)	—	(15)
Technical provisions for general business	(24)	—	(24)

Net assets	8	—	8

Consideration including acquisition costs			32

Goodwill			24

The cash consideration paid was £32m and the Group has used the acquisition method to account for all acquisitions.

Group acquisitions during the year include:

1.	On January 1, 2002, 100% of the ordinary share capital of Trekroner Forsikring was acquired for cash consideration of £24m and resulted in £15m of goodwill.

2.	Other subsidiary undertakings, which gave rise to £4m of goodwill.

3.	Net assets of businesses other than subsidiary undertakings, which gave rise to £5m of goodwill.

During the year, the Group acquired for £2m further minority interests in existing subsidiaries, which gave rise to £1m of additional goodwill.

The amortization periods for Group acquisitions and the minority purchases made during the year are 10 years, being the period over which the value of the businesses acquired are expected to exceed the value of their underlying assets.

During 2001, acquisitions of subsidiary undertakings were made for a total consideration of £150m. Goodwill of £93m arising on those acquisitions has been capitalized and is being amortized.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 23 continued

The aggregate value of Group acquisitions made during 2001 was:

	Book value on acquisition	Fair value adjustments	Fair value to Group
	£m	£m	£m

Investments	101	4	105
Other assets	89	(1)	88
Other liabilities	(40)	(2)	(42)
Technical provisions for general business	(97)	8	(89)
Minority interest	(5)	—	(5)

Net assets	48	9	57

Consideration including acquisition costs			150

Goodwill			93

The consideration was paid in cash except for £9m outstanding at the balance sheet date. The Group has used the acquisition method to account for all acquisitions.

Group acquisitions during 2001 include:

1.	On October 1, 2001 100% of the ordinary share capital of GIO Holdings New Zealand Limited.

2.	On December 4, 2001 100% of the ordinary share capital of Seguros BBV Probursa.

3.	On December 18, 2001 100% of the ordinary share capital of CGU Compañia de Seguros S.A.

4.	Net assets of businesses other than subsidiary undertakings which gave rise to £77m goodwill.

The principal fair value adjustments relate to the valuation of technical provisions to exclude provisions required under local accounting principles and adjustments to the valuation of investments to align accounting policies of the subsidiary with those of the Group. The remaining fair value adjustments relate to valuation adjustments to other assets and liabilities.

All adjustments are provisional given the acquisitions were completed shortly before the year end.

During 2001, the Group acquired for £4m further minority interests in existing subsidiaries, which did not give rise to additional goodwill.

The amortization periods for Group acquisitions and the minority purchases made during the year range from 10 to 20 years, being the periods over which the value of the businesses acquired are expected to exceed the value of their underlying assets.

During 2000, acquisitions of subsidiary undertakings were made for a total consideration of £17m. Goodwill of £13m arising on those acquisitions has been capitalized and is being amortized together with £101m of additional goodwill arising on acquisitions made in 1999 for which provisional fair values were established in that year.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 23 continued

The aggregate value of Group acquisitions made during 2000 was:

	Book value on acquisition £m	Fair value adjustments £m	Fair value to Group £m

Investments	3	—	3
Other assets	2	—	2
Other liabilities	(1)	—	(1)

Net assets	4	—	4

Consideration including acquisition costs			17

Goodwill			13

The cash consideration paid was £16m and the Group has used the acquisition method to account for all acquisitions.

In addition to the goodwill arising on the acquisition of subsidiary undertakings, the Group acquired for £8m further minority interests in existing subsidiaries which gave rise to additional goodwill of £5m. There were no significant fair value adjustments.

The amortization periods for Group acquisitions and the minority purchases made during the year range from 10 to 20 years, being the periods over which the value of the businesses acquired are expected to exceed the value of their underlying assets.

During 2000 the Group made the following adjustments to provisional fair values established in 1999:

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 23 continued

a.	Orion Capital Corporation, USA, acquired on November 16, 1999.
	Provisional fair value to Group £m	Fair value adjustments £m	Final Fair value to Group £m

Investments	1,336	—	1,336
Other assets	1,180	—	1,180
Other liabilities	(215)	—	(215)
Technical provisions for general (property and casualty) business	(1,682)	(99)	(1,781)

Net assets (excluding dated loan capital)	619	(99)	520

Consideration including acquisition costs and redemption of dated loan capital			1,168

Total goodwill			648

Provisional goodwill recorded in 1999			549

Increase in goodwill recorded in 2000			99

The principal fair value adjustments relate to additional acquired claims provisions for accident years 1997—1999 and additional provisions for payment of policyholder dividends on policies written prior to acquisition.

b.	Trygg-Hansa Försäkrings AB, Publikt, Sweden, acquired with effect from August 31, 1999.
	Provisional fair value to Group £m	Fair value adjustments £m	Final fair value to Group £m

Investments	923	—	923
Other assets	207	—	207
Other liabilities	(225)	—	(225)
Technical provisions for general (property and casualty) business	(676)	(2)	(678)

Net assets	229	(2)	227

Consideration including acquisition costs			287

Total goodwill			60

Provisional goodwill recorded in 1999			58

Increase in goodwill recorded in 2000			2

The principal fair value adjustments relate to the establishment of an unexpired risk reserve in respect of a contract entered into prior to acquisition and changes in the discount rate used to calculate the technical provisions.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	PROFIT ON DISPOSAL OF SUBSIDIARY UNDERTAKINGS

During the year, disposals of subsidiary undertakings were made for a total consideration of £729m. Included within the cash consideration is £219m in respect of the transfer of Royal & Sun Alliance Linked Insurances Ltd to the life fund of Phoenix Assurance plc (see note 42). The transaction was at net asset value. The disposals of subsidiaries, branches and books of businesses gave rise to an exceptional pre tax profit of £184m after write off of £1m of goodwill. Group disposals during the year comprise:

1.
The investment management business, Royal & SunAlliance Investments was sold on July 1, 2002. The transaction generated proceeds, net of costs, of £234m and generated an exceptional pre tax profit of £202m.

2.	Royal & Sun Alliance International Financial Services Limited was sold on June 30, 2002. The transaction generated proceeds, net of costs, of £127m and generated an exceptional pre tax profit of £10m.

3.	The Group disposed of its branch, Royal Insurance Italy for net sales proceeds of £(5)m, which gave rise to an exceptional pre tax loss of £28m.

4.
The Group disposed of its group risk business in the UK on October 1, 2002 for net sales proceeds of £15m, which gave rise to an exceptional pre tax profit of £15m. Until regulatory approval has been obtained the group risk business will continue to be written by the Group, however, it will be subject to a 100% quota share reinsurance treaty with the acquirer.

5.
Other disposals during the year included Securitas Bremer Allgemeine Versicherungs AG, Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Schadeverzekering NV and Royal & SunAlliance Levensverzekering NV and Royal & Sun Alliance Insurance (Bahamas) Ltd for net sales proceeds of £139m, which generated in aggregate an exceptional pre tax loss of £15m after write off of goodwill. With the exception of £1m of goodwill written off in relation to the disposal of Securitas Bremer Allgemeine Versicherungs AG, there was no goodwill written off in relation to any of these disposals.

Whilst all of the above disposals had completed at December 31, 2002, the Directors’ estimates of actual profits/losses on disposal are subject to subsequent adjustment in relation to the specific terms, conditions and warranties contained within the related disposal agreements.

During 2001, disposals of subsidiary undertakings were made for a total consideration of £300m. The disposals of subsidiaries gave rise to an exceptional pre tax loss of £100m after write off of £168m of goodwill. Disposals of subsidiaries during the year comprised Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA, Royal & Sun Alliance Vida y Pensiones SA, Swinton (Holdings) Ltd, Royal & Sun Alliance Trust (Jersey) Ltd, Royal & Sun Alliance Trust (Channel Islands) Ltd, Royal & Sun Alliance Trust Company Ltd and Royal & Sun Alliance Life Insurance Company of Canada.

Additionally, the disposals in respect of Lloyd Italico Vita SpA, Lloyd Italico Assicurazioni SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA were completed with a total consideration of £88m. At December 31, 2000, a provision for £63m was made and goodwill of £102m previously written off directly to profit and loss reserves, had been written off in the non-technical account. These disposals gave rise to an additional exceptional pre-tax loss of £9m.

The Group also disposed of part of an interest in a subsidiary to minority shareholders for consideration of £1m giving rise to an exceptional pre-tax profit of £nil.

During 2000, disposals of subsidiary undertakings were made for a total consideration of £81m. The disposals of subsidiaries gave rise to an exceptional pre tax profit of £36m (post tax profit £27m). There was no

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 24 continued

original purchased goodwill on these disposals. Disposals of subsidiaries during the year comprised Sun Alliance Versicherungs -Aktiengesellschaft, Royal & Sun Alliance SIM SpA, Royal & Sun Alliance SGR SpA, Royal & Sun Alliance Insurance (Jamaica) Limited, Royal Insurance Company of East Africa Limited, Royal Special Risks Insurance Company, The London Assurance of America Inc. and Alliance Assurance Company of America.

At the year end 2000 Lloyd Italico Vita SpA, Lloyd Italico Assicurazioni SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA were in the course of disposal. Contracts of sale were signed before the year end, however, completion is subject to regulatory approval. Provision of £63m has been made for estimated losses at completion on these entities. In addition £102m of goodwill, previously written off directly to profit and loss reserves, has been written off in the non-technical account.

The Group also disposed of part of an interest in a subsidiary to minority shareholders for consideration of £10m giving rise to an exceptional pre-tax profit of £1m.

25.	SHAREHOLDERS’ FUNDS (SHAREHOLDERS’ EQUITY)

Share premium of £nil (2001 £4m, 2000 £5m) arises from the capitalization of reserves consequent upon the exercise of employee share options.

The profit and loss account at December 31, 2002 includes cumulative amounts of goodwill written off directly to reserves prior to January 1, 1998 (adjusted for disposals) and remaining written off, of £507m (2001 £508m, 2000 £676m). It also includes the merger reserve of £568m arising during 1996 (2001 £568m) from the merger of Royal Insurance Holdings plc (Royal Insurance) and Sun Alliance Group plc. It represents the share premium of Royal Insurance together with the difference between the nominal value of the shares issued to former shareholders in Royal Insurance and the nominal value of the shares received in exchange.

26.	SHARE CAPITAL
	2002 £m	2001 £m	2000 £m

Authorized
2,000,000,000 ordinary shares of 27.5p each (2001 and 2000 2,000,000,000 ordinary shares of 27.5p each)	550	550	550
300,000,000 preference shares of £1 each (2001 and 2000 300,000,000 preference shares of £1 each)	300	300	300

Issued and fully paid
1,439,945,133 ordinary shares of 27.5p each (2001 1,439,165,140 ordinary shares of 27.5p each 2000 1,434,838,999 ordinary shares of 27.5p each)	396	396	395
125,000,000 preference shares of £1 each (2001 and 2000 125,000,000 preference shares of £1 each)	125	125	125

	521	521	520

During the year 779,993 ordinary shares of 27.5p were issued on the exercise of employee share options for a total cash consideration of £2m. The total nominal value of ordinary shares issued during the year was £0.2m.

During 2001, 4,326,141 ordinary shares of 27.5p were issued on the exercise of employee share options for a total cash consideration of £14m. The total nominal value of ordinary shares issued during the year was £1m.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 26 continued

During 2000, 6,426,718 ordinary shares of 27.5p were issued on the exercise of employee share options for a total cash consideration of £19m. The total nominal value of ordinary shares issued during the year was £2m.

The preference shares carry a right to a fixed cumulative preferential dividend of 7.375% per annum, payable in half-yearly installments, and are non-redeemable. On a return of capital on a winding up (liquidation), the holders are entitled, in priority to holders of all other shares of the Company, to receive out of the surplus assets of the Company any arrears and accruals of the dividend together with the greater of the price at which the gross yield on each preference share is equal to the mean gross yield on 3.5% War Loan or such Government Stock as may be agreed (but not exceeding twice the nominal amount of the preference share) and the nominal amount of the share together with any premium paid on issue. The holders of preference shares have the right to vote at a general meeting of the Company only if at the date of the notice of the meeting the dividend payable on the shares is in arrears or otherwise on a resolution to vary the rights attaching to the preference shares.

The Royal & SunAlliance ESOP Trust holds ordinary shares in the Company which may subsequently be transferred to employees (other than the executive directors). At December 31, 2002 the Trust held 11,541,409 ordinary shares (2001 11,543,076) in the Company with a nominal value of £3,173,887 (2001 £3,174,346) and a market value, based on the mid market value of the Company’s shares at the close of business on December 31, 2002 as shown in the Official List of the London Stock Exchange, of £14m (2001 £46m).

The Royal & SunAlliance ESOP Trust No 2 holds ordinary shares in the Company which may subsequently be transferred to employees including executive directors. At December 31, 2002 the Trust held 697,200 ordinary shares (2001 697,200) in the Company with a nominal value of £191,730 (2001 £191,730) and a market value, based on the mid market value of the Company’s shares at the close of business on December 31, 2002 as shown in the Official List of the London Stock Exchange, of £1m (2001 £3m).

The Trustee of each Trust has waived its rights to dividends in excess of 0.01p on shares held by the Trusts. When computing the earnings per share, the shares held by the Trusts have been ignored in the calculation as, under FRS 14 ‘Earnings per Share’, they are treated as if they were cancelled.

Employee savings related share option Plans

At December 31, 2002, under employee savings related share option Plans, employees held options over 26,983,606 ordinary shares at option prices ranging from 82.0p – 447.0p per share. Under the Plans, options are granted with an option price set at a discount of 12% to 20% of the market value of the ordinary shares in the period immediately preceding the date of grant. The options are normally exercisable within six months of the respective exercise date, which is set at three to seven years after the date of grant. The Group makes use of the exemption in UITF abstract 17 (revised 2000) and accordingly recognizes no cost for the options.

Number of shares	Option price per share	Year of exercise

2,915,500	248.0p—435.0p	2002
2,052,167	294.0p—439.0p	2003
2,240,553	395.0p—447.0p	2004
9,152,917	82.0p—439.0p	2005
1,820,971	96.0p—407.0p	2006
8,540,424	82.0p—310.0p	2007
261,074	96.0p—96.0p	2008

26,983,606

Executive share option Plans

At December 31, 2002, under executive share option Plans, options over 47,391,663 ordinary shares were held at option prices ranging from 225.9p – 550.8p. The options are potentially exercisable between three and ten

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 26 continued

years after grant, with the exception of the US scheme in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Options outstanding are as follows:

Number of shares	Option price per share	Year of exercise

155,863	262.9p—369.0p	1996
239,822	225.9p—344.0p	1997
378,272	311.6p—343.0p	1998
782,129	225.9p—225.9p	1999
1,160,347	311.6p—438.0p	2000
21,154	497.0p—550.8p	2001
481,168	290.0p—550.8p	2002
24,944,166	290.0p—550.8p	2003
10,858,357	290.0p—544.0p	2004
8,370,385	290.0p—544.0p	2005

47,391,663

At December 31, 2001, under employee savings related share option Plans, employees held options over 27,809,629 ordinary shares at option prices ranging from 206.2p to 483.0p per share. Under the Plans, options are granted with an option price set at a discount of 12% to 20% of the market value of the ordinary shares in the period immediately preceding the date of grant. The options are normally exercisable within six months of the respective exercise date, which is set at three to seven years after the date of grant. The Group makes use of the exemption in UITF abstract 17 (revised 2000) and accordingly recognizes no cost for the options.

Number of shares	Option price per share	Year of exercise

956,901	206.2p—483.0p	2001
3,782,848	248.0p—435.0p	2002
4,481,968	294.0p—439.0p	2003
6,527,839	395.0p—447.0p	2004
6,371,759	341.0p—439.0p	2005
5,255,561	384.0p—407.0p	2006
432,753	310.0p—310.0p	2007

27,809,629

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 26 continued

At December 31, 2001, under executive share option Plans, options over 41,525,639 ordinary shares were held at option prices ranging from 141.6p to 550.8p. The options are potentially exercisable between three and ten years after grant, with the exception of the US scheme in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Options outstanding are as follows:

Number of shares	Option price per share	Year of exercise

183,149	141.6p—232.0p	1995
232,580	262.9p—369.0p	1996
265,713	225.9p—344.0p	1997
440,927	311.6p—343.0p	1998
782,129	225.9p—225.9p	1999
1,206,017	311.6p—438.0p	2000
288,281	497.0p—550.8p	2001
18,048,886	370.0p—550.8p	2002
11,300,055	345.0p—544.0p	2003
8,777,902	387.0p—544.0p	2004

41,525,639

27.	DATED LOAN CAPITAL
	2002 £m	2001 £m

Subordinated guaranteed US$ bonds	303	334
Subordinated guaranteed Euro bonds	324	304
Subordinated guaranteed loan	146	146

	773	784

The subordinated guaranteed US$ ($500m) bonds have a redemption date of October 15, 2029. The rate of interest payable on the US$ bonds is 8.95% although the Company manages the overall interest cost through use of derivative contracts. At December 31, 2002 derivative contracts were in place which have the effect of converting the interest payable to a floating rate on US$50m for up to two years. Additionally banks have the right to convert US$50m to a floating rate on any interest payment date of the bonds.

The subordinated guaranteed Euro bonds (€500m) have a redemption date of October 15, 2019. €200m of the Euro bonds bear interest at a fixed rate of 6.875% until October 15, 2009 and a floating rate thereafter. €300m of the Euro bonds bear interest at a floating rate from the date of issue. The Company has the option to repay the Euro bonds on specific dates from October 15, 2009.

The subordinated guaranteed loan has a redemption date of February 18, 2030. The loan (JPY25bn) is denominated in yen but interest is payable at 5.14% in US dollars. Derivative contracts are in place which convert the loan and interest payments to sterling at a fixed rate of 6.99%. Further derivative contracts are in place which have the effect of converting interest payable to a floating rate on £25m of the loan. Derivative contracts were also in place to reduce the fixed cost on £75m of the loan; the counter-parties have the option to cancel some of these contracts which may result in the Company paying a floating rate of interest in the future.

The bonds and the loan are contractually subordinated to all other creditors of the Company such that in the event of a winding up or of bankruptcy, they are to be repaid only after the claims of all other creditors have been met.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	LONG TERM (LIFE) BUSINESS PROVISION (LIFE BUSINESS RESERVES)

The principal assumptions used to calculate the UK long term (life) business provision (reserve for future life and health policy benefits) for the main classes of business are:

2002

Interest rates
Life	—with profit	3.15% to 3.60%
Pensions	—with profit	4.00% to 4.75%
Annuities	—in payment	5.20% to 5.50%
Mortality rates
Life	—with profit	AM80, AF80 with adjustments
Pensions	—with profit	AM80, AF80 with adjustments
Annuities	—in payment	PMA92/PFA92 (c=2020) with adjustments

		2001

Interest rates
Life	—with profit	3.25%
Pensions	—with profit	3.85% to 4.95%
Annuities	—in payment	5.00%
Mortality rates
Life	—with profit	AM80, AF80 with adjustments
Pensions	—with profit	AM80, AF80 with adjustments
Annuities	—in payment	PMA92/PFA92 (c=2020) with adjustments

2000

Interest rates
Life	—with profit	2.30% to 2.90%
Pensions	—with profit	2.70% to 4.00%
Annuities	—in payment	4.80%
Mortality rates
Life	—with profit	AM80, AF80 with adjustments
Pensions	—with profit	AM80, AF80 with adjustments
Annuities	—in payment	PMA80/PFA80 (c=2010) with adjustments

The valuation has been carried out principally using a net premium method.

Generally accepted actuarial tables are used as appropriate in overseas long term (life) business operations. Assumptions and bases will vary from one territory to another. No territory other than UK shown above is significant.

On February 11, 2003, the Group entered into an agreement with Unisys for the provision of administration services and support related functions to all of its UK Life subsidiaries. This agreement will be effective from May 1, 2003. Accordingly, the costs set out in this agreement, together with the costs associated with non outsourced functions within the UK Life Operation, form the basis of the expense assumptions within the long term (life) business provision in each of the UK Life subsidiaries.

As of December 31, 2002, participating business represented 73% (2001 73%) of the long term (life) business provision. For further discussion on participating business see note 48.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

29.	CLAIMS PROVISIONS

Claims outstanding include claims less reinsurance recoveries on certain classes of business which have been discounted. The total value of outstanding claims provisions less reinsurance recoveries before discounting amounted to £11,529m (2001 £11,698m).

Claims are discounted, as follows:

		Discount Rate
				Average period to settlement
		2002	2001
	Category	%	%	2002	2001

UK	Asbestos & Environmental	5.00	5.00	8 years	7 years
EMEA	Disability	3.10	3.37	12 years	12 years
Americas	Asbestos & Environmental	5.00	5.00	11 years	10 years
	Disability	5.00	5.00	15 years	15 years
Asia Pacific	Asbestos & Environmental	6.15	6.15	16 years	12 years

In determining the average period to ultimate claims settlement, estimates have been made based on the underlying claims settlement patterns.

Claims incurred in the Consolidated Profit and Loss Account (statement of income) includes amounts in respect of accident years prior to 2002 of £625m (2001 £342m). This amount comprises deterioration in reported claims from prior accident years as well as increases in provisions for claims incurred in prior accident years but not reported at the balance sheet date. The majority was incurred in respect of liability business, including bodily injury claims on motor portfolios in the UK, the USA, Canada, Scandinavia and Ireland; asbestos and environmental pollution claims in the UK, the USA and Australia; and workers compensation claims in the USA, the UK and Denmark. There is also a charge for business interruption claims arising from the attack on the World Trade Center.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.	PROVISIONS FOR OTHER RISKS AND CHARGES

Provisions for other risks and charges and their related movements during 2002, 2001 and 2000 were as follows:

	Integration/ Reorganization provision	Deferred Taxation Restated	Pensions and post retirement benefits	Other provisions	Total
	£m	£m	£m	£m	£m

At January 1, 2000	67	1,099	127	50	1,343
Charged/transferred	43	(163)	21	105	6
Utilized	(61)	—	(13)	(17)	(91)
Acquisition of subsidiaries	—	(62)	—	—	(62)
Exchange adjustments	1	16	3	1	21

At December 31, 2000	50	890	138	139	1,217
Charged/transferred	9	(621)	27	17	(568)
Utilized	(17)	—	(23)	(73)	(113)
Exchange adjustments	1	1	(1)	—	1
Transferred to other debtors	—	97	—	—	97
Disposal of subsidiary undertakings	(2)	(29)	(1)	(1)	(33)

At December 31, 2001	41	338	140	82	601
Charged/transferred	98	(369)	69	25	(177)
Utilized	(37)	—	(50)	(23)	(110)
Exchange adjustments	(1)	(7)	(3)	(2)	(13)
Transferred to other debtors	—	110	—	—	110
Disposal of subsidiary undertakings	—	10	(25)	(7)	(22)

At December 31, 2002	101	82	131	75	389

Reorganization provisions comprise costs relating to reorganizations mainly within the USA general (property and casualty) business and UK life and general (property and casualty) business. This provision primarily comprises severance costs.

Other provisions include various litigation provisions of £15m, the payment of which are dependent upon legal processes. In addition, there are provisions of £39m held relating to vacant property leases, dilapidations and refurbishments, the costs relating to which will be borne across the period over which the leases expire, which is up to 20 years.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

31.	BORROWINGS
	2002 £m	2001 £m

Debenture loans
Secured
10.47% mortgage loan, due October 1, 2012, semiannual payments of £1m principal and interest, collateralized by real estate	13	15
Unsecured
9.625% subordinated bonds due 2003, interest payable annually	90	100
Commercial paper	—	1
Other	2	3

Total debenture loans	105	119
Amounts owed to credit institutions—unsecured
Under committed credit facilities	566	913
Other	31	52

Total borrowings	702	1,084
Less borrowings repayable within one year	(683)	(48)

Total borrowings repayable after more than one year	19	1,036

Borrowings at December 31 were repayable as follows:

	2002 £m	2001 £m

One year or less	683	48
After one year and within two years	1	1,011
After two years and within three years	1	1
After three years and within four years	1	5
After four years and within five years	—	1
After five years	16	18

	702	1,084

Loans from credit institutions of £566m at December 31, 2002 (2001 £913m) under committed credit facilities have been classified by reference to the earliest date on which repayment may be demanded by the lender. At December 31, 2002 total committed credit facilities available to the Group were £1,454m (2001 £1,502m), of which £1,454m (2001 £nil) expire within one year, £nil (2001 £1,494m) expire within one to two years, and £nil (2001 £8m) expire within two to five years. £654m was committed under twelve bilateral revolving credit facilities which expired in January 2003, £654m was committed. Additional borrowings are subject to covenants in respect of the Group’s shareholders’ funds. Drawings at December 31, 2002 were £nil (2001 £600m). Under a five year syndicated credit facility which expires in October 2003, £800m was committed. The amount outstanding at December 31, 2002 was £566m (2001 £310m). This facility bears interest at 22.5 basis points over LIBOR and there is a 10 basis point commitment fee on the unused portion of the facility. The amount of the facility had been reduced from £1,600m to £800m in August 2000. The facility is subject to cross default conditions.

The secured debenture loans are secured on certain properties of the Group with a market value of £20m as at December 31, 2002.

At December 31, 2002 and 2001 the Group had in place a one billion US dollar Euro commercial paper program. There were no amounts outstanding at December 31, 2002 (2001 £1m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 31 continued

The weighted average interest rate on short term borrowings at December 31, 2002 was 4.23% (2001 4.84%).

At December 31, 2002 interest payable on amounts repayable within five years was £45m (2001 £37m) and after five years £2m (2001 £5m).

32.	CREDITORS (OTHER LIABILITIES)

Other creditors including taxation and social security in the consolidated balance sheet at December 31, 2002 includes a liability of £168m (2001 £100m) in respect of corporation tax payable.

33.	DEFERRED TAXATION
	2002 £m	Restated 2001 £m

Unrealized investment gains	(260)	(783)
Other timing differences other than on long term (life) business	336	402

	76	(381)
Discount	7	89

	83	(292)
Pension costs	42	51

Deferred tax asset/(provision)	125	(241)

Deferred tax assets that cannot be recovered against deferred tax liabilities have been recognized only to the extent that the directors believe that there will be suitable taxable profits to absorb them in the foreseeable future. Net deferred tax assets are principally attributable to tax losses and the discounting of claims reserves in the US, and unclaimed capital allowances in the UK.

No credit has been taken in the deferred tax provision for UK tax losses with an estimated tax value of £140m. This amount includes capital losses that arose prior to the merger of the Royal Insurance and Sun Alliance groups and trading losses, the use of which is severely restricted by UK tax law. The recoverability of any associated deferred tax asset is therefore considered remote.

A deferred tax asset has not been recognized in respect of UK capital losses with an estimated value of £94m, or for non-UK tax losses with a tax value of £10m as it is not considered likely that suitable capital profits will arise to absorb these losses in the near future.

Deferred tax assets and liabilities are discounted at rates reflecting post-tax yields to maturity that can be obtained at the balance sheet date on government bonds with maturity dates and in currencies similar to those of the deferred tax assets and liabilities. The discount rates used are 1% to 4%.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

34.	OPERATING LEASES
	Land and buildings		Other
	2002	2001	2002	2001
	£m	£m	£m	£m

Annual commitments under non-cancellable operating leases which expire:
One year or less	10	11	4	2
Between years two and five	40	38	11	18
After five years	60	74	—	—

	110	123	15	20

All material leases of land and buildings are subject to rent review periods of between three and five years. The above table presents the annual expense in respect of operating leases analyzed by the period to maturity of the lease.

35.	MANAGED FUNDS

The Group administers the funds of a number of group pension funds in its own name but on behalf of others. The assets, as shown below, and corresponding liabilities of these funds have been included within the consolidated balance sheet.

	2002	2001
	£m	£m

Land and buildings	65	43
Shares and other variable yield securities and units in unit trusts	302	702
Debt securities and other fixed income securities	85	275
Cash at bank and in hand	14	12

	466	1,032
Debtors	2	7
Creditors	(2)	(2)

Net assets	466	1,037

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

36.	RECONCILIATION OF TOTAL GROUP OPERATING (LOSS)/PROFIT BEFORE TAX TO NET CASH INFLOW/(OUTFLOW)
	2002	2001	2000
	£m	£m	£m

Total Group operating (loss)/profit before tax (*)	(1,202)	(1,158)	153
Unrealized and realized gains	276	547	(296)
Change in technical provisions and equalization provisions	539	1,063	(64)
Profits relating to long term (life) business	(209)	(173)	(239)
Cash received from long term (life) business	94	92	151
Depreciation	74	73	70
Amortization and impairment of goodwill and goodwill in acquired claims provisions	738	95	115
Interest on dated loan capital	52	58	55
Change in debtors less creditors	(211)	(481)	(87)

Net cash inflow/(outflow) from operating activities	151	116	(142)

(*)	Excludes share of results of associated undertakings of £(4)m in 2002 (2001 £20m, 2000 £16m).

37.	MOVEMENTS IN OPENING AND CLOSING PORTFOLIO INVESTMENTS NET OF FINANCING
	2002	2001	2000
	£m	£m	£m

Net cash inflow/(outflow) for the period	108	(28)	(54)
(Decrease)/increase in net portfolio investments	(89)	613	(851)
Decrease/(increase) in borrowings	380	(701)	284
Increase in dated loan capital	—	—	(146)
Issue of share capital	(2)	(14)	(19)

Movement arising from cash flows	397	(130)	(786)
Movement in long term (life) business	(1,811)	(3,512)	529
Acquisitions and disposals of subsidiary undertakings	(622)	(481)	(46)
Changes in fair values and exchange rates	(680)	(720)	711
Portfolio transfers	—	98	—
Other	36	73	24

Total movement in portfolio investments net of financing	(2,680)	(4,672)	432

Portfolio investments net of financing
At January 1	41,778	46,450	46,018

At December 31	39,098	41,778	46,450

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	PORTFOLIO INVESTMENTS
	2002 £m	2001 £m	2000 £m

Purchase of portfolio investments
Land and buildings	16	53	23
Shares and other variable yield securities	978	1,308	1,480
Loans, debt securities and fixed income securities	27,087	13,971	13,459

	28,081	15,332	14,962

Sale of portfolio investments
Land and buildings	(46)	(49)	(30)
Shares and other variable yield securities	(1,984)	(1,943)	(1,875)
Loans, debt securities and fixed income securities	(25,944)	(13,393)	(13,942)

	(27,974)	(15,385)	(15,847)
Net (decrease)/increase in deposits with credit institutions	(196)	666	34

Net portfolio investments	(89)	613	(851)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	MOVEMENTS IN CASH, PORTFOLIO INVESTMENTS AND FINANCING
	At January 1 £m	Cash flow £m	Long term life business £m	Acquisitions and disposal of subsidiary undertakings (excl cash) £m	Cfwd below £m

2002
Land and buildings	2,937	(30)	76	(13)	2,970
Shares and other variable yield securities	11,632	(1,006)	(4,071)	(144)	6,411
Loans, debt securities and fixed income securities	27,485	1,143	1,993	(307)	30,314
Deposits with credit institutions	1,538	(196)	135	(144)	1,333
Net cash at bank and in hand	784	108	55	—	947
Share capital/premium	(730)	(2)	—	—	(732)
Borrowings	(1,084)	380	1	—	(703)
Dated loan capital	(784)	—	—	—	(784)

	41,778	397	(1,811)	(608)	39,756

	Bfwd from above £m	Market value and currency £m	Other £m	At December 31 £m

2002
Land and buildings	2,970	5	—	2,975
Shares and other variable yield securities	6,411	(562)	39	5,888
Loans, debt securities and fixed income securities	30,314	(79)	(6)	30,229
Deposits with credit institutions	1,333	(66)	(11)	1,256
Net cash at bank and in hand	947	10	—	957
Share capital/premium	(732)	—	—	(732)
Borrowings	(703)	1	—	(702)
Dated loan capital	(784)	11	—	(773)

	39,756	(680)	22	39,098

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 39 continued
	At January 1 £m	Cash flow £m	Long term life business £m	Acquisitions and disposal of subsidiary undertakings (excl cash) £m	Cfwd below £m

2001
Land and buildings	2,699	4	274	(20)	2,957
Shares and other variable yield securities	17,780	(635)	(4,949)	9	12,205
Loans, debt securities and fixed income securities	26,265	578	1,065	(474)	27,434
Deposits with credit institutions	830	666	41	4	1,541
Net cash at bank and in hand	754	(28)	58	—	784
Share capital/premium	(712)	(14)	—	—	(726)
Borrowings	(382)	(701)	(1)	—	(1,084)
Dated loan capital	(784)	—	—	—	(784)

	46,450	(130)	(3,512)	(481)	42,327

	Bfwd from above £m	Portfolio transfers £m	Market value and currency £m	Other £m	At December 31 £m

2001
Land and buildings	2,957	—	(17)	(3)	2,937
Shares and other variable yield securities	12,205	—	(590)	17	11,632
Loans, debt securities and fixed income securities	27,434	98	(94)	47	27,485
Deposits with credit institutions	1,541	—	(18)	15	1,538
Net cash at bank and in hand	784	—	(1)	1	784
Share capital/premium	(726)	—	—	(4)	(730)
Borrowings	(1,084)	—	—	—	(1,084)
Dated loan capital	(784)	—	—	—	(784)

	42,327	98	(720)	73	41,778

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 39 continued

	At January 1 £m	Cash flow £m	Long term life business £m	Acquisitions and disposal of subsidiary undertakings (excl cash) £m	Cfwd below £m

2000
Land and buildings	2,386	(7)	275	2	2,656
Shares and other variable yield securities	18,742	(395)	(743)	—	17,604
Loans, debt securities and fixed income securities	25,209	(483)	1,033	(40)	25,719
Deposits with credit institutions	833	34	(35)	(8)	824
Net cash at bank and in hand	822	(54)	(5)	—	763
Share capital/premium	(688)	(19)	—	—	(707)
Borrowings	(676)	284	4	—	(388)
Dated loan capital	(610)	(146)	—	—	(756)

	46,018	(786)	529	(46)	45,715

	Bfwd from above £m	Market value and currency £m	Other £m	At December 31 £m

2000
Land and buildings	2,656	43	—	2,699
Shares and other variable yield securities	17,604	170	6	17,780
Loans, debt securities and fixed income securities	25,719	523	23	26,265
Deposits with credit institutions	824	6	—	830
Net cash at bank and in hand	763	(9)	—	754
Share capital/premium	(707)	—	(5)	(712)
Borrowings	(388)	6	—	(382)
Dated loan capital	(756)	(28)	—	(784)

	45,715	711	24	46,450

40.	ANALYSIS OF THE NET OUTFLOW OF CASH IN RESPECT OF ACQUISITIONS OF SUBSIDIARY UNDERTAKINGS
	2002 £m	2001 £m	2000 £m

Cash consideration	(32)	(141)	(16)
Cash at bank and in hand acquired	—	2	—

Net outflow of cash in respect of acquisitions of subsidiary undertakings	(32)	(139)	(16)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	DISPOSAL OF SUBSIDIARIES

Disposals in 2002 comprise:

2002 Total £m

Net assets disposed of:
Intangible asset	9
Investments	621
Value of long term business	69
Cash at bank	43
Other assets	481
Other liabilities	(122)
Technical provisions for general business	(557)
Profit on disposal before write off of goodwill	185

Total disposal consideration	729
Satisfied by cash consideration	709

Deferred consideration	20

Disposals in 2001 comprise:

2001
Total £m

Net assets disposed of:
Investments	586
Value of long term business	43
Cash at bank	36
Other assets	356
Other liabilities	(135)
Technical provisions for general business	(557)
Profit on disposal before write off of goodwill	59

Total disposal consideration	388
Consideration in respect of prior year disposals	26

Total cash consideration	414

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	TRANSACTIONS WITH RELATED PARTIES

A number of the directors, other key managers, their close families and entities under their control have general and/or long term insurance policies with subsidiary companies of the Group. Such policies are on normal commercial terms except that executive directors and key managers are entitled to special rates which are also available to other members of staff. The Board has considered the financial effect of such insurance policies and other transactions with Group companies and has concluded that they are not material to the Group or the individuals concerned and, if disclosed, would not influence decisions made by users of these financial statements.

The Board has also concluded that there are no transactions with other directors or key managers that are material to their own financial affairs.

In 2000, Royal & Sun Alliance Linked Insurances Ltd (RSALI) and Phoenix Assurance (Phoenix) plc, two wholly owned subsidiaries of the Group, entered into a financial reassurance arrangement to maintain the regulatory solvency of RSALI. Due to the legally segregated nature of the long term business fund of Phoenix and the profit recognition methods prescribed by the modified statutory basis of accounting for with profit life companies, the balance on the consolidated long term business technical account of the Group, which is stated after tax, includes £3.2m of net loss (2001 £8.1m and 2000 £6.8m of net profit) arising in the year from this arrangement.

On October 1, 2002 the Phoenix non participating fund acquired RSALI for £219m. RSALI was transferred to Phoenix for the value of its embedded value at that date. RSALI is now treated as an investment of the non participating fund and any movement in its net asset value arising after that date will be reflected within the Fund for Future Appropriations within the Phoenix fund, rather than in the balance on the Long Term Business Technical Account. The movement in the RSALI shareholders’ accrued interest in the three months ended December 31, 2002 was a loss of £40m which included £21m of recognized costs relating to the closure of its business. The Phoenix result is determined by the Appointed Actuary having regard to the accumulated surplus in the non participating fund. The profit so recognized in the Long Term Business Technical Account in 2002 amounted to £41m (2001 £50m).

The long term fund of Phoenix comprises both participating and non-participating long term insurance policies, where both of these types of policies have a contingent interest in the excess of assets over liabilities in the long term business fund. Accordingly, this excess is not allocated between policyholders and shareholders and is taken to the Phoenix Fund for Future Appropriations. The value of the Fund for Future Appropriations at December 31, 2002 was £601m (2001 £725m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	SHAREHOLDERS’ INTEREST IN LONG TERM (LIFE) BUSINESS

The total shareholders’ interest in long term (life) business contained within the consolidated balance sheet comprises:

	Shareholders’ accrued interest	Value of long term (life) business	Shareholders’ funds and subordinated liabilities attributable	Total
	£m	£m	£m	£m

UK
2002	—	767	338	1,105
2001	142	1,129	399	1,670
EMEA
2002	—	5	323	328
2001	55	69	281	405
Americas
2002	—	42	126	168
2001	—	56	118	174
Asia Pacific
2002	71	84	118	273
2001	140	81	33	254
Total
2002	71	898	905	1,874
Less notionally attributed to general (property and casualty) business				(100)

2002	71	898	905	1,774

2001	337	1,335	831	2,503

Less notionally attributed to general (property and casualty) business				(200)

2001				2,303

Shareholders’ accrued interest represents the excess of accumulated profit recognized for long term (life) business over the statutory transfers made from the long term funds to shareholders. The amount of profit recognized as shareholders’ accrued interest is credited to the profit and loss account (retained earnings) within capital and reserves.

Value of long term (life) business is described in the accounting policies in note 19. The movement in value of long term (life) business, other than the amortization of the present value of acquired in force business, is credited to other reserves within capital and reserves (shareholders’ equity).

Shareholders’ funds attributable represent those assets held outside the long term funds but which are assessed by the directors to be the amount maintained in support of the long term (life) business. They comprise both profit and loss and other reserve items.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.	ESTIMATION TECHNIQUES, UNCERTAINTIES, COMMITMENTS AND CONTINGENCIES

World Trade Center

The estimated cost of the insurance losses associated with the tragic terrorist action of September 11, 2001, is a gross loss of £1,214m, reduced to £269m net of reinsurance. This was an unprecedented event, which continues to have many unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. Most major exposures have now been reserved at policy limits. The estimate continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers represents one occurrence rather than two, is correct. However, this is subject to litigation in the US and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the directors believe their estimates of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Student Finance Corporation

Following the decision to cease renewing existing business in the Group’s US based Financial Enhancement unit, issues arose in connection with a series of credit risk insurance policies covering loans made by Student Finance Corporation to students in various post secondary trade schools, primarily truck driving schools in the US. At December 31, 2002, the loan portfolio had a face value of $501m. In June and July 2002, a US subsidiary filed lawsuits seeking, among other things, rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover up by various parties. As the Group’s lawsuits seek rescission of the policies, all financial accounting entries associated with the transactions have now been reversed. The ultimate outcome of the suit is uncertain.

In July 2002, MBIA Insurance Corporation and Wells Fargo Bank Minnesota, NA, filed suit against the US subsidiary seeking to enforce the credit risk insurance policies that the US subsidiary previously sued to rescind. MBIA insures eight securitizations that were collateralized by the student loans and Wells Fargo is the trustee. Further suits were filed against the Group’s US based operations by Wilmington Trust Co. in August 2002 and by PNC Bank in September 2002. After taking legal advice, the directors intend that the US subsidiary should vigorously assert its entitlement to rescind these policies and defend the legal actions taken against it.

In the event the lawsuits do not result in complete rescission of all applicable credit risk insurance policies, any losses on the student loan portfolio will be reduced by reinsurance, recoveries from the original borrowers on the defaulted loans and any remaining reserves established under the loan programmes. Any losses may be further offset by recoveries from other third parties. No assurance can be given that the above mentioned factors, including the outcome of the lawsuit, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrowers under the loan programme and/or the reserves for defaults will be resolved in favour of the Group. Based on our current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

Financial enhancement products

Within the financial enhancement portfolio of Financial Structure Limited, a subsidiary of the US Group, are a variety of credit default product exposures, including collateralized debt obligations (CDO), credit enhancement and residual value insurance contracts, for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. Losses during 2002 amounted to £36m reflecting the deterioration of the corporate credit environment. Claims provisions of £36m have been established at year end in addition to £81m of unearned premium provision on these products. The ultimate loss estimate over the life of the CDO products is £116m based on a model which utilizes Standard & Poor’s

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 44 continued

historical average default patterns and recovery values. However, the ultimate losses from this business will depend upon the performance of underlying debt obligations.

Contingent loan finance

The regulatory solvency of the UK Life funds is sensitive to change in investment conditions and the recent turbulent stock market conditions have heightened the risk of breaches in regulatory solvency. The funds have low regulatory solvency and a Group company has agreed, in certain circumstances, to make loans of up to £1bn to the Life funds in order to support their solvency position, should the need arise. These loans will be recoverable only out of any future surpluses arising in the Life funds and realistic balance sheet analysis indicates that is expected to occur. At December 31, 2002 £160m (2001 £nil) had been funded and £25m (2001 £nil) had been utilized under these arrangements.

US regulatory capital

On March 1, 2003, the Group’s US based operations filed their regulatory capital return with the relevant state insurance regulators in the USA. These returns are still subject to audit and may be amended. For three of the twenty seven legal entities, the statutory surplus is below the ‘company action level’ of the local regulatory solvency measure. Company action level is a solvency measure where actual statutory surplus is below twice the regulatory solvency measure. The specific amounts of the shortfall below the company action level are $2m, $8m and $10m. At that level, the legal entity is required to submit a plan, to the insurance commissioner of the state of domicile, indicating how the statutory surplus will rise above the company action level. To resolve this issue a proportion of the fixed interest investment portfolio, which is reflected at amortized cost in the regulatory returns, was sold in the first quarter of 2003 generating gains in those legal entities with capital and surplus below the company action level. Further declines in regulatory capital could trigger further action by the insurance regulators. There can be no certainty as to whether, in the light of the other uncertainties affecting the US based operations, or for other reasons, the regulatory position may deteriorate further and, if this occurs, what action the US regulators might take. The directors believe that, after taking account of the various actions they can take to improve the US based operations regulatory capital, there will be no material adverse effect on the Group’s financial position.

UK and Group regulatory capital

The Group continues to have discussions with the FSA on the regulatory capital position of its UK insurance subsidiaries (including the treatment of certain reinsurance contracts and the implicit item in the calculation of the solvency of the UK Life funds), the progress of the actions announced on November 7, 2002 to improve that position, the other uncertainties described above, the implementation of the EU Group’s Directive and its interrelationship with the overall capital of the Group. It is possible that the resolution of these discussions could lead to financial consequences for the Group including provision of financial support for subsidiaries. If the FSA were to require action to be taken, there would be a number of different ways in which the FSA’s requirements might be satisfied. Consequently, it is not possible to reliably estimate the extent or probability of these outcomes. Based on the information currently available, the directors do not believe that any consequences will result in a materially adverse effect on the Group’s financial position.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45.	OPERATING SEGMENTS

Effective in 1998, the Group’s operations were reorganized and are conducted through four time zone business segments: United Kingdom, Europe, Americas and Asia Pacific. The Europe segment comprises businesses in Continental Europe and the Middle East and Africa. The Americas segment comprises businesses in the United States, Canada, Latin America and the Caribbean. The Asia Pacific segment comprises businesses in Asia, Australia and New Zealand.

A new regional structure that reflects the changes taking place in the business and the Group’s geographic focus will be implemented in stages over the remainder of 2003. The Group will be divided into five regions; United Kingdom, United States, Canada, Scandinavia and International. The International region will comprise our businesses in Europe other than Scandinavia, our businesses in Latin America and the Caribbean and our remaining businesses in Asia Pacific.

Both property and casualty and life and asset accumulation operations are conducted within each of the operating segments. For management purposes (including performance evaluation and assessment for resource allocation) the Group analyzes personal and commercial property and casualty business and life and asset accumulation financial performance results within each of the four segments. The financial results for each of the four segments are reported to the Board of Directors. Further information is provided to the segment managers, within each of the four time zones, sub-divided between the property and casualty and life and asset accumulation operations. Group operating result (based on the longer term investment return) from other activities for purposes of segmental reporting consists of profit from the non-insurance businesses including the estate agency, investment management and the insurance broking operations. In addition, it includes income from investments accounted for using the equity method, the longer term rate of investment return applied to the excess shareholders’ capital, expenses related to borrowing activities, central expenses not allocated to operations and interest expense.

The Group currently offers customers the following product lines within each of the time zone segments, unless otherwise noted below:

•
Property and casualty products: personal product lines include primarily household, motor, creditor and travel insurance, personal accident and private medical insurance, and commercial product lines include primarily property, casualty, motor, workers’ compensation and marine, transit and speciality lines (engineering insurance and reinsurance).

•
Life and asset accumulation products: individual products include periodic premium life products, such as whole life, term assurance, mortgage protection, disability, critical illness and health insurance, life investment bonds, life savings products, immediate and deferred annuities, mortgage endowment products, and group risk products, include primarily disability, life and health, and group pension plans which are sold to corporate entities.

Net premiums written and the related insurance results are attributed directly to each operating segment and between the property and casualty and life and asset accumulation operations within each operating segment. Policy fee revenue earned from the sale of unit trusts and personal equity plans are included in the operating results of the segments and are not significant. For purposes of determining the operating result (based on longer term investment return), assets directly attributable to the long term (life) business operations in each operating segment are allocated solely to that business. All remaining assets are allocated between the property and casualty operations and shareholder activities within each segment based on the level of investments necessary to support the property and casualty liabilities including a solvency margin and sufficient risk-based capital to support ongoing organic growth requirements and acquisition initiatives within each segment. Central expenses incurred for the benefit of segment operations are allocated to the segments based on usage of those services, those not so allocated are included in the results of other activities.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 45 continued

The table below provides certain financial information with respect to the Group’s operating segments utilizing the measure of “Group operating result” (based on longer term investment return) (refer to note 1K and the summary consolidated profit and loss account) and includes amounts not allocated to the operating segments. The most significant of these is short term investment fluctuations, which represents the difference between total investment returns and the longer term return which is not allocated to segment operating result as longer term investment return. The accounting policies of the segments are the same as those described under the heading “Accounting Policies” included herein.

	Total			Property and Casualty			Life and asset accumulation business

	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Net premiums written (note 1, 13)
United Kingdom (note 11)	4,381	5,254	5,153	3,426	3,490	3,148	955	1,764	2,005
EMEA (note 4, 8)	2,260	2,338	2,639	1,671	1,601	1,749	589	737	890
Americas (note 7)	2,783	3,178	3,095	2,654	2,983	2,798	129	195	297
Asia Pacific	1,093	942	924	884	739	677	209	203	247

	10,517	11,712	11,811	8,635	8,813	8,372	1,882	2,899	3,439

Underwriting result/long term (life) technical income less charges (note 2)
United Kingdom (note 12)	(67)	(377)	(186)	(177)	(495)	(350)	110	118	164
EMEA (note 5, 9)	(134)	(103)	(192)	(191)	(118)	(218)	57	15	26
Americas	(519)	(597)	(325)	(535)	(609)	(344)	16	12	19
Asia Pacific	13	20	(13)	(13)	(8)	(43)	26	28	30

	(707)	(1,057)	(716)	(916)	(1,230)	(955)	209	173	239

Group operating result (based on longer term investment return) (note 3)
United Kingdom (note 12)	305	73	239	195	(45)	75	110	118	164
EMEA (note 6, 10)	72	115	43	10	100	16	62	15	27
Americas	(182)	(125)	184	(202)	(141)	160	20	16	24
Asia Pacific	121	112	76	86	75	39	35	37	37

	316	175	542	89	(11)	290	227	186	252
Other activities	(90)	(159)	(80)

Group operating result (based on longer term investment return)	226	16	462

	Total

	2002 £m	2001 £m	2000 £m

Group operating result (based on longer term investment return) Bfwd	226	16	462
Amounts not allocated to operating segments:
Interest on dated loan capital liabilities	(52)	(58)	(55)
Changes in equalization provisions	1	(46)	(24)
Amortization and impairment of goodwill	(713)	(58)	(56)
Amortization of goodwill in acquired claims provisions	(25)	(37)	(59)
Reorganization/additional integration costs	(79)	(97)	(110)
Amortization of present value of acquired in force business	(13)	(13)	(9)

Group operating (loss)/profit (based on longer term investment return)	(655)	(293)	149
Short term investment fluctuations	(551)	(845)	20

(Loss)/profit on ordinary activities before exceptional items and tax	(1,206)	(1,138)	169
Profit/(loss) on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	184	(109)	(128)

(Loss)/profit on ordinary activities before tax	(1,022)	(1,247)	41

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 45 continued

	Property and Casualty

	Personal			Commercial			Total

	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Net premiums written (note 1, 13)
United Kingdom	1,647	1,691	1,673	1,779	1,799	1,475	3,426	3,490	3,148
EMEA (note 4, 8)	916	900	1,099	755	701	650	1,671	1,601	1,749
Americas	904	1,047	1,007	1,750	1,936	1,791	2,654	2,983	2,798
Asia Pacific	555	460	420	329	279	257	884	739	677

	4,022	4,098	4,199	4,613	4,715	4,173	8,635	8,813	8,372

Underwriting result
United Kingdom	(181)	(37)	(150)	4	(458)	(200)	(177)	(495)	(350)
EMEA (note 5, 9)	(89)	(41)	(134)	(102)	(77)	(84)	(191)	(118)	(218)
Americas	(82)	(66)	(32)	(453)	(543)	(312)	(535)	(609)	(344)
Asia Pacific	20	16	16	(33)	(24)	(59)	(13)	(8)	(43)

	(332)	(128)	(300)	(584)	(1,102)	(655)	(916)	(1,230)	(955)

Group operating result (based on longer term investment return) (note 3)
United Kingdom	(21)	129	12	216	(174)	63	195	(45)	75
EMEA (note 6, 10)	15	80	14	(5)	20	2	10	100	16
Americas	(1)	17	51	(201)	(158)	109	(202)	(141)	160
Asia Pacific	79	64	67	7	11	(28)	86	75	39

	72	290	144	17	(301)	146	89	(11)	290

The Group operating result (based on longer term investment return) reflected in the table above is after taking into account the following:

Notes:
1.	Net premiums written by destination do not differ materially from net premiums written by source.
2.	The balance on the long term (life) business technical account is gross of tax.
3.	Group operating result (based on longer term investment return) is a measure used for internal purposes in the management of our business segments.
4.
Included within EMEA in general (property and casualty) business is £nil (2001 £116m, 2000 £337m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA.

5.
Included within EMEA in general (property and casualty) business is £nil (2001 £7m, 2000 £(45)m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA.

6.
Included within EMEA in general (property and casualty) business is £nil (2001 £15m, 2000 £(3)m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA.

7.	Included within Americas in long term (life) business is £nil (2001 £81m, 2000 £172m) relating to the discontinued business Royal & Sun Alliance Life Insurance Company of Canada.
8.
Included within EMEA in general (property and casualty) business is £251m (2001 £297m, 2000 £268m) relating to the discontinued businesses Securitas Bremer Allgemeine Versicherungs AG, Royal & SunAlliance Schadeverzekering NV and Italy Direct Branch and in long term (life) business is £279m (2001 £459m, 2000 £510m) relating to the discontinued businesses Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Levensverzekering NV and Royal & Sun Alliance International Financial Services Ltd.

9.
Included within EMEA in general (property and casualty) business is an underwriting loss of £31m (2001 £(28)m, 2000 £10m) relating to the discontinued businesses Securitas Bremer Allgemeine Versicherungs AG, Royal & SunAlliance Schadeverzekering NV and Italy Direct Branch and in long term (life) business is £7m (2001 £6m, 2000 £9m) relating to the discontinued businesses Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Levensverzekering NV and Royal & Sun Alliance International Financial Services Ltd.

10.
Included within EMEA in general (property and casualty) business is £1m (2001 £5m, 2000 £23m) relating to the discontinued businesses Securitas Bremer Allgemeine Versicherungs AG, Royal & SunAlliance Schadeverzekering NV and Italy Direct Branch and in long term (life) business is £7m (2001 £6m, 2000 £9m) relating to the discontinued businesses Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Levensverzekering NV and Royal & Sun Alliance International Financial Services Ltd.

11.	Included within UK in long term (life) business is a net outwards reinsurance premium of £(150)m (2001 £174m, 2000 £145m) relating to the discontinued group risk business.

12.	Included within UK in long term (life) business is £nil (2001 and 2000 £nil) relating to the discontinued group risk business.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 45 continued

13.
Property and casualty net premiums written in the UK are shown in the above table, and represent 40% of the Group’s total property and casualty net premiums written for the year ended December 31, 2002 (2001 40%, 2000 38%). Property and casualty net premiums written in the USA (Americas segment) were 22% of the Group’s total property and casualty net premiums written for the year ended December 31, 2002 (2001 25%, 2000 24%). Property and casualty net premiums written in Scandinavia (EMEA segment) were 11% of the Group’s total property and casualty net premiums written for the year ended December 31, 2002 (2001 and 2000 9%). Property and casualty net premiums written in other countries were individually less than 10% of the Group’s total property and casualty net premiums written for each of the years ended December 31, 2002, 2001 and 2000.

Life and asset accumulation net premiums written in the UK are shown in the above table, and represent 51% of the Group’s total life and asset accumulation net premiums written for the year ended December  31, 2002 (2001 61%, 2000 58%). Life and asset accumulation net premiums written in the Isle of Man (Europe segment) were 11% of the Group’s total life and asset accumulation net premiums written for the year ended December 31, 2001 (2001 13%, 2000 12%). Life and asset accumulation net premiums written in other countries were individually less than 10% of the Group’s total life and asset accumulation net premiums written for each of the years ended December 31, 2002, 2001 and 2000.

The Group does not accumulate revenues by product, therefore it would be impractical to provide revenues from external customers for each product.

The Group does not have revenue from transactions with a single customer amounting to 10% or more of its revenues.

	Depreciation expense

	UK £m	EMEA £m	Americas £m	Asia Pacific £m	Total £m

Property and Casualty
2002	29	14	21	10	74
2001	27	14	23	9	73
2000	26	14	20	10	70

Life and asset accumulation business
2002	3	6	—	1	10
2001	4	5	2	2	13
2000	5	8	1	1	15

Total
2002	32	20	21	11	84
2001	31	19	25	11	86
2000	31	22	21	11	85
	Amortization of deferred acquisition costs

	UK	EMEA	Americas	Asia Pacific	Total
	£m	£m	£m	£m	£m

Property and Casualty
2002	949	255	910	185	2,299
2001	833	289	875	152	2,149
2000	815	352	787	158	2,112

Life and asset accumulation business
2002	137	93	12	35	277
2001	223	62	16	15	316
2000	382	61	20	(1)	462

Total
2002	1,086	348	922	220	2,576
2001	1,056	351	891	167	2,465
2000	1,197	413	807	157	2,574

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 45 continued

Actual total capital attributable to the operating segments is as follows:

	Total		Property and Casualty			Life and asset accumulation business

	2002	2001	2002	2001		2002	2001
	£m	£m *	£m	£m	*	£m	£m	*

Total Capital, reserves and dated loan capital
United Kingdom (note 2)	882	1,690	(223)	20		1,105	1,670
EMEA (note 2)	1,229	1,440	901	1,036		328	404
Americas (note 2)	1,941	2,827	1,773	2,652		168	175
Asia Pacific	656	687	383	433		273	254

	4,708	6,644	2,834	4,141		1,874	2,503

Associated undertakings	166	233
Other businesses (note 1)	(653)	(1,003)

Net assets	4,221	5,874

Total assets
United Kingdom	35,882	40,248	9,820	11,105		26,062	29,143
EMEA	9,674	12,226	4,398	4,398		5,276	7,828
Americas	11,167	12,032	10,406	11,241		761	791
Asia Pacific	3,646	3,582	2,419	2,209		1,227	1,373

	60,369	68,088	27,043	28,953		33,326	39,135

Associates undertakings	166	233
Other businesses (note 1)	(589)	(819)

Total assets	59,946	67,502

*	Restated

The Group has adopted a risk based capital model as the basis of its active capital management. The model is used for determining our capital requirements, setting return targets for our regional operations and establishing incentive plans for management. For general (property and casualty) business the solvency required is expressed as a percentage of net written premiums at 40% and is allocated across our commercial and personal business within our operating segments. Our risk based capital model is designed to produce different capital requirements depending on the policies applied to the business, particularly investment and reinsurance policy. The solvency criteria adopted in the model is that of 99% confidence that solvency will not fall below 25% of net premiums written over a five year period. For property and casualty business our policy is to invest 37.5% of capital in equity securities and the remaining 62.5% of capital and 100% of insurance reserves in fixed maturities which maximizes our expected Return on Capital. The risk based capital for each segment has been calculated using the same principles as the Group.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 45 continued

The life and asset accumulation business requirement is currently calculated as the shareholders’ interest. The capital requirements for other activities are generally established at the actual level of shareholders’ funds employed in the business.

	Total		Total Property and Casualty		Life and asset accumulation business

	2002	2001	2002	2001	2002	2001
	£m	£m *	£m	£m	£m	£m

Allocation of Risk Based Capital (note2)
UK	2,105	3,101	1,000	1,431	1,105	1,670
EMEA	1,049	1,231	721	827	328	404
Americas	1,477	1,673	1,309	1,498	168	175
Asia Pacific	697	640	424	386	273	254

	5,328	6,645	3,454	4,142	1,874	2,503

Deficit capital	(1,120)	(1,526)
Goodwill	213	965
Goodwill in acquired claims provisions	93	121
Equalization provisions	(293)	(331)

	4,221	5,874

	Property and Casualty

	Personal			Commercial		Total

	2002	2001		2002	2001	2002	2001
	£m	£m	*	£m	£m	£m	£m

Allocation of Risk Based Capital (note 2)
UK	625	660		375	771	1,000	1,431
EMEA	386	456		335	371	721	827
Americas	359	421		950	1,077	1,309	1,498
Asia Pacific	253	230		171	156	424	386

	1,623	1,767		1,831	2,375	3,454	4,142

*	Restated

Notes:
1.
The capital, reserves and dated loan capital attributed to other businesses include those of non insurance businesses and Group borrowings, excluding dated loan capital allocated to the region it relates to.

2.
There are differences between actual regional total capital and those considered to be required on a risk based capital basis due to regulatory requirements at the individual operation level. Included in general (property and casualty) business within Americas is £303m (2001 £334m) of dated loan capital and within EMEA is £324m (2001 £304m) of dated loan capital and within the UK is £146m (2001 £146m) of dated loan capital.

3.
The indicated deficit in risk based capital is attributable largely to reduction in value of investments and the effects of claims reserve strengthening during 2001 and 2002. A series of actions were announced in November 2002 designed to address the deficit and create a surplus of £800m by the end of 2004. A number of disposals and discontinuance of business have been carried out during 2003 and are detailed in note 47.

Long lived assets include land and buildings of £2,975m (2001 £2,937m) of which £2,278m (2001 £2,171m) are located in the United Kingdom.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

46.	NEW UK GAAP ACCOUNTING PRONOUNCEMENTS

On November 30, 2000, the UK Accounting Standards Board, (“ASB”), issued Financial Reporting Standard No. 17 “Retirement Benefits” (“FRS 17”). FRS 17 supersedes statement of standard accounting practice (“SSAP”) No. 24 “Accounting for pension costs”. The implementation of the requirements of FRS 17 was originally phased over three years for accounting periods ending on or after June 22, 2001. On November 25, 2002, the ASB issued an amendment to FRS 17 delaying the mandatory full implementation of the standard until accounting periods beginning on or after January 2005.

FRS 17 sets out the requirements for accounting for retirement benefits with particular emphasis on the manner in which, the assets and liabilities of defined benefits Plans are measured and any resultant asset or liability (“defined benefit asset or liability”) is recognized in the employer’s balance sheet. The treatment required by FRS 17 is more aligned to both US GAAP (FAS 87 and FAS 106) and International Accounting Standards (IAS 19 (revised)) than SSAP No. 24. A major difference between the FRS 17 and its US and international counterparts is the requirement in FRS 17 to recognize actuarial gains and losses immediately as they occur in the statement of total recognized gains and losses.

In accordance with the phased implementation set out above, the impact of the adoption of FRS 17 on the profit and loss account, statement of total recognized gains and losses and the balance sheet on a UK GAAP basis is presented in note 8 to our consolidated financial statements.

The ABI is currently reviewing its SORP on “Accounting for Insurance Business” and is updating it to include changes arising in respect of standards issued during the last three years.

47.	SUBSEQUENT EVENTS

As from January 1, 2003 the Group entered into a 15% quota share reinsurance program covering the majority of the general (property and casualty) business written in the UK, Denmark, Ireland, USA and Canada.

In April 2003, the Group entered into an agreement to dispose of its UK Health & Assistance business for £147m in cash.

In May 2003, the Group’s Australian and New Zealand general and life insurance operations were disposed of by way of an Initial Public Offering.

In June 2003, the Group entered into an agreement to dispose of its US surplus lines operation, Royal Specialty Underwriting, Inc. (“RSUI”) for £72m in cash. RSUI operates as a managing general agency and provides underwriting specialty insurance coverage on behalf of certain Royal & SunAlliance U.S. insurance carriers.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

48.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, financial statement classification and presentational differences and additional disclosures required by US GAAP. The effect on consolidated net income and shareholders’ equity of applying the significant differences between UK GAAP and US GAAP described below is summarized as of December 31 and for the years then ended.

	2002	Restated 2001	Restated 2000
	£m	£m	£m

Loss for the financial year attributable to shareholders in accordance with UK GAAP	(940)	(889)	(86)
Value of long term (life) business (note B)	(11)	(15)	(10)
Equalization provisions (reserves) (note C)	(38)	46	24
Goodwill (note D)	87	90	(31)
Investments (note E)	478	1,532	507
Real estate (note F)	7	13	(124)
Intercompany sales of real estate (note G)	22	—	—
Pensions (note H)	(20)	75	232
Post retirement benefits (note I)	—	1	5
Stock compensation (note J)	(17)	(2)	(13)
Discounting of claims provisions (note K)	(121)	(214)	(12)
Deferred income (note L)	202	51	14
Deferred acquisition costs (note M)	(460)	(47)	234
Long term (life) business provision (note N)	(164)	(1,713)	293
Foreign currency translation (note P)	(43)	10	(2)
Policyholder allocations (note Q)	289	814	(826)
Internal software costs capitalized (note T)	(1)	(7)	8
Employee share option plan (note U)	36	—	—
Cumulative effect of change in accounting principles (note J)	(25)	—	—
Tax effect of US GAAP adjustments (note O)	—	(48)	269
Impact of US GAAP adjustments on profit attributable to minority interests (note V)	(4)	18	(4)
Other adjustments	(3)	5	(4)

Consolidated net (loss)/income in accordance with US GAAP	(726)	(280)	474

Refer to note 2 for explanation of restatement.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

	2002

	Gross adjustment	Policyholder share	Shareholder share
	£m	£m	£m

Consolidated Shareholders’ Funds in accordance with UK GAAP			3,043
Fund for future appropriations (note A)	1,669	(1,232)	437
Value of long term (life) business (note B)	(806)	—	(806)
Equalization provisions (reserves) (note C)	293	—	293
Goodwill (note D)	68	—	68
Investments (note E)	(182)	—	(182)
Real estate (note F)	(1,212)	911	(301)
Intercompany sales of real estate (note G)	(75)	—	(75)
Pensions (note H)	471	—	471
Post retirement benefits (note I)	(11)	—	(11)
Discounting of claims provisions (note K)	(499)	—	(499)
Deferred income (note L)	(227)	12	(215)
Deferred acquisition costs (note M)	353	(198)	155
Long term (life) business provision (note N)	684	(450)	234
Deferred taxes (note O)	(104)	44	(60)
Dividends (note R)	29	—	29
Structured settlements (note S)	(6)	—	(6)
Internal software costs capitalized (note T)	12	—	12
Employee share option plan (note U)	(15)	—	(15)
Minority interests (note V)	24	—	24
Other	4	—	4

Consolidated Shareholders’ Funds in accordance with US GAAP		(913)	2,600

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

	Restated 2001

	Gross adjustment	Policyholder share	Shareholder share
	£m	£m	£m

Consolidated Shareholders’ Funds in accordance with UK GAAP			4,691
Fund for future appropriations (note A)	2,608	(1,968)	640
Value of long term (life) business (note B)	(1,223)	—	(1,223)
Equalization provisions (reserves) (note C)	331	—	331
Goodwill (note D)	(9)	—	(9)
Investments (note E)	(53)	(25)	(78)
Real estate (note F)	(1,204)	862	(342)
Intercompany sales of real estate (note G)	(97)	—	(97)
Pensions (note H)	1,018	—	1,018
Post retirement benefits (note I)	(13)	—	(13)
Discounting of claims provision (note K)	(392)	—	(392)
Deferred income (note L)	(429)	15	(414)
Deferred acquisition costs (note M)	807	(440)	367
Long term (life) business provision (note N)	825	(665)	160
Deferred taxes (note O)	(418)	67	(351)
Dividends (note R)	101	—	101
Structured settlements (note S)	(6)	—	(6)
Internal software costs capitalized (note T)	12	—	12
Employee share option plan (note U)	(51)	—	(51)
Minority interests (note V)	31	—	31
Other	5	(3)	2

Consolidated Shareholders’ Funds in accordance with US GAAP		(2,157)	4,377

Refer to note 2 for explanation of restatement

Participating Contracts

A significant proportion of the life insurance issued by the Group is in the form of participating insurance. A participating contract provides the policyholders with a contingent interest in the excess assets over the liabilities (known as “surplus’) of the life company issuing the contract. Policyholder bonuses (dividends) are declared annually by the Board of Directors and credited to the individual policies from the surplus in the company.

Participating business is written by a number of the Group’s life insurance operations and the participating rights of these contracts vary by contract, by company and by the market in which the contract is issued. Participating business accounts for 61.4% (2001 50.6%, 2000 48.6%) of our net written premiums and policy fees.

As of December 31, 2002, UK with-profits companies represented 72.9% (2001 77.7%) of the future policy benefits and policy contract deposits of the Group. UK with-profits policies entitle the policyholder to participate in the total surplus within the life fund of the UK insurance company subsidiary which issued the policy. Regular bonuses are determined annually by the issuing company’s actuary and the Board of Directors. The bonuses that may be declared are highly correlated to the overall performance of the underlying assets and liabilities of the fund in which the contracts participate and are the subject of normal variability and volatility.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

Terminal bonuses are paid on maturity of the contract or death or some surrenders and are designed to provide policyholders with a share of the total performance of the company during the period of the contract. The total performance includes investment income, realized and unrealized gains, together with the profits from expense margins, mortality experience and tax margins. Policyholders’ reasonable expectations for payout are met by terminal and regular bonuses in addition to the guaranteed benefits.

For UK with-profits business written in our two main UK Life companies, approximately 90% of the surplus is allocated to policyholders as bonuses. This allocation is determined either by the legal form of the company or by the contract. The remainder of surplus is allocated to shareholders. Accordingly, broadly 90% of the US GAAP income for the UK with-profits business is recorded as undistributed policyholder allocations. The investments in securities backing the UK with-profits business have been classified as trading, which results in all related unrealized and realized gains/losses being recognized in income.

Certain of the other insurance businesses write fully participating contracts which provide bonuses (dividends) to policyholders based on actual experience of the insurer and annual policyholder dividends are paid in a manner that identifies divisible surplus and distributes the surplus in approximately the same proportion as the contracts contribute to the divisible surplus (the contribution principle). The liabilities related to these contracts are recorded in accordance with local statutory regulations. Premiums for these policies are reported as revenue when due from policyholders. Death, surrender and disability benefits are reported as expenses as incurred. Annual policyholder bonuses (dividends) are reported as a separate expense on an accrual basis. Under US GAAP, there is no impact on either net income or shareholders’ equity for these changes.

The reconciliation of shareholders’ equity from UK GAAP to US GAAP shows the effect on shareholders’ equity, gross and net of the allocation to policyholders.

The reconciliation of net income from UK GAAP to US GAAP shows the total effect on net income of the differences in accounting treatment with the policyholders’ share shown in the line entitled policyholder allocations.

A.	FUND FOR FUTURE APPROPRIATIONS

Certain long term funds (life insurance companies) comprise either participating, or both participating and non-participating long term (life) business contracts, where policyholders have a contingent interest in the excess of assets over liabilities in the fund. Under UK GAAP, such excess is reflected in the fund for future appropriations until appropriated between policyholders and shareholders. The UK GAAP fund for future appropriations therefore comprises the full unappropriated excess of assets over liabilities. US GAAP requires such excesses to be appropriated between shareholders and policyholders in the proportion prescribed either by the legal form of the company or the terms of the contracts concerned, taking into account policyholders’ reasonable expectations. The US GAAP undistributed policyholder allocations liability therefore comprises only the policyholders’ share of excess assets over liabilities. The equity reconciliation adjustment therefore reflects the attribution of the shareholders’ share of the UK GAAP fund for future appropriations to shareholders’ equity. The policyholder share of the UK GAAP fund for future appropriations together with the policyholder share of other US GAAP adjustments forms the US GAAP liability for undistributed policyholder allocations. The net income impact of each difference flows through the policyholder allocation line item of the net income reconciliation (refer note 48Q).

Due to the profit recognition methods prescribed by the modified statutory basis of accounting under UK GAAP and the legally segregated nature of the long term (life) business of Phoenix Assurance plc, the UK GAAP financial statements include £3m in 2002 (2001 £8m, 2000 £7m of net profit) of net loss arising from a financial reassurance arrangement entered into between two wholly owned subsidiaries of the Group, as discussed in note 42. This gain is eliminated under US GAAP.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

B.	VALUE OF LONG TERM (LIFE) BUSINESS

Under UK GAAP, the value of long term (life) business represents the value attributable to shareholders of the future cash flows (discounted for interest) arising from in-force long term (life) business policies (both acquired and internally generated) in excess of that already recognized in the profit and loss account. US GAAP provides for the recognition of the present value of only acquired life insurance business as of the date of acquisition which is amortized over the premium recognition period of the policies acquired.

The adjustment to consolidated shareholders’ equity is calculated as follows:

	2002 £m	2001 £m

Value of long term (life) business as disclosed under UK GAAP	898	1,335
Present value of profits of acquired long term business	(125)	(154)
Deferred taxes on acquired present value of profits	33	42

Consolidated shareholders’ equity adjustment	806	1,223

The consolidated net income adjustment is calculated as follows:

	2002 £m	2001 £m	2000 £m

Amortization	(27)	(36)	(28)
Interest accrued	3	4	9
Disposal of business	—	4	—

US GAAP income statement impact	(24)	(28)	(19)
UK GAAP income statement impact	(13)	(13)	(9)

Consolidated net income adjustment	(11)	(15)	(10)

On a UK GAAP basis the value of long term (life) business arising from an acquisition is capitalized and included in the value of long term (life) business on the balance sheet.

C.	EQUALIZATION PROVISIONS (RESERVES)

Under UK GAAP, equalization provisions (reserves) are established under local statutory regulations, where relevant, for future catastrophe and other unusual losses. Under US GAAP, such losses are not provided for until incurred. The equity adjustment reflects the reversal of the year end equalization provisions (reserves) as disclosed in note 9. The net income adjustment reflects the reversal of amounts charged to income under UK GAAP, along with equalization provisions (reserves) relating to entities disposed of during the year.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

D.	GOODWILL

Total adjustments of £27m (2001 £9m) have been made to goodwill under US GAAP at December 31, 2002 when compared with UK GAAP. The adjustments to net income and shareholders’ equity represent the capitalization and amortization of goodwill written off to reserves prior to 1998 under UK GAAP, reversal of disallowed amortization recorded under UK GAAP and the purchase accounting adjustments discussed below. The goodwill recognized under US GAAP is made up as follows:

	2002 £m	2001 £m

Goodwill as at January 1	1,077	1,157
Exchange	(14)	5
Additions	19	93
Disposals	(9)	(22)
Transfers	(110)	—
Amortization	—	(156)
Impairment	(684)	—

Goodwill as at December 31	279	1,077

Total goodwill by segment for the year ended December 31, 2002 is made up as follows:

	As at January 1, 2002 £m	Exchange £m	Additions/ (Disposals) £m	Transfers £m	Impairment £m	As at December 31, 2002 £m

United Kingdom	39	—	(8)	—	—	31
EMEA	152	8	15	(56)	—	119
Americas	709	(28)	2	(54)	(581)	48
Asia Pacific	177	6	1	—	(103)	81

Total	1,077	(14)	10	(110)	(684)	279

Pre 1998 goodwill

Under US GAAP, goodwill arising from the purchase of a company for a price in excess of the fair value of its net assets is capitalized and amortized against income over its expected useful life. Prior to 1998, goodwill resulting from acquisitions was charged directly to reserves (a component of shareholders’ equity) for UK GAAP reporting. In 1998, the Group adopted the requirements of Financial Reporting Standard 10, “Goodwill and Intangible Assets” (FRS 10). This Standard required the capitalization of goodwill resulting from acquisitions occurring after January 1, 1998 for UK GAAP purposes. FRS 10 does not require reinstatement of goodwill written off to reserves in years prior to 1998 and accordingly the Group has made no such restatement for UK GAAP. The reinstatement of goodwill under US GAAP amounts to £51m (2001 £61m).

Purchase accounting adjustments

Purchase accounting adjustments have been made under US GAAP, leading to a difference of £5m (2001 £70m) in the goodwill at December 31, 2002 when compared with UK GAAP.

In 2000 for UK GAAP purposes in relation to the acquired net assets of Orion Capital Corporation additional acquired claims provisions and provisions for payment of policyholder dividends were made on policies written prior to acquisition with a consequent increase in goodwill at acquisition amounting to £117m after tax (£179m pre tax). Under US GAAP such fair value adjustments are not permitted and have therefore been reversed to income. No further purchase accounting adjustments were made in 2001 and 2002.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

Goodwill amortization

UK GAAP requires capitalized goodwill to be amortized against income over its expected useful life, primarily 20 years.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 142 supersedes APB No. 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that goodwill and indefinite lived intangibles no longer be amortized but be subject to at least annual impairment tests to be performed in accordance with the statement. The statement includes a two-step process aimed at determining the amount, if any, by which the carrying value of a reporting unit exceeds its fair value. Other intangible assets will continue to be amortized over their useful lives. After consideration of the provisions of the new standards regarding proper classification of goodwill and other intangible assets, the Group did not reclassify any goodwill or other intangible balances held as of January 1, 2002.

The Group began applying the new rules on accounting for goodwill and other intangible assets beginning in 2002. During 2002 the Group performed the transitional impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. There were no material impairment write-downs of goodwill or intangible assets as a result of the transitional test.

The fair value of the major reporting units have been based on discounted cashflows with the exception of USA Property and Casualty, Australia Life and New Zealand Life businesses. External valuations were obtained for Australia Life and New Zealand Life businesses. The fair value of the USA business was estimated using a number of factors including analysis of cashflow, comparison of market value multiples of other US Property and Casualty insurance companies, and incorporating the valuations realized on the sale of specific components of the USA business, particularly RSUI.

The Group performed its annual impairment test for goodwill balances as of December 31, 2002. During the fourth quarter of 2002, the Group completed an Operational and Financial Review of its operations. The review incorporated the results of the annual loss reserve study for the main operations of the Group which resulted in the fourth quarter loss reserve charge described in the “Loss Reserve” Section of the Management Discussion and Analysis. Based on the outcome of the Operational and Financial Review, a goodwill impairment loss was recognized in the U.S., Australia and Canada regions. The impairment loss recognized was £653m for UK GAAP reporting and £684m for US GAAP reporting, the difference mainly relating to “Purchase accounting adjustments” described above.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

The following table provides a reconciliation of prior years reported net income to adjusted net income had SFAS No. 142 been applied at the beginning of 2000.

	2001 £m		2000 £m

Reported net (loss)/income	(280)		474
Add back goodwill amortization	156		71

Adjusted net (loss)/income	(124)		545

Basic (loss)/earnings per share	(20.3	)p	32.8	p
Reported (loss)/earnings per share:	(19.7	)p	33.4	p
Add back goodwill amortization	11.0	p	5.0	p

Adjusted (loss)/earnings per share	(8.7	)p	38.4	p

Diluted (loss)/earnings per share	(20.3	)p	32.7	p
Reported (loss)/earnings per share:	(19.6	)p	33.3	p
Add back goodwill amortization	10.9	p	5.0	p

Adjusted (loss)/earnings per share	(8.7	)p	38.3	p

Adjustments to goodwill arising from the disposal of subsidiary undertakings

As discussed in note 24 the Group disposed of a number of subsidiaries during the year. Under UK GAAP in relation to subsidiaries in the course of disposal £1m (2001 £168m, 2000 £102m) of goodwill, previously written off directly to profit and loss account in the income statement reserve, was written off in the net income statement as part of the loss on disposal. The goodwill write off in the income statement is reversed for US GAAP purposes due to having been already expensed in the income statement as capitalized as goodwill arising pre 1998.

The following summarizes the net income adjustment attributable to goodwill items:

	2002 £m	2001 £m	2000 £m

Amortization of goodwill—UK GAAP	85	95	115
Amortization of goodwill—US GAAP	—	156	71
Impairment of goodwill—UK GAAP	653	—	—
Impairment of goodwill—US GAAP	684	—	—

Difference between UK and US GAAP	54	(61)	44
2000 differences in goodwill capitalized	—	—	(179)
Goodwill expensed under UK GAAP relating to subsidiaries disposed of or in the course of disposal	1	168	102
Exchange	46	2	(2)
Other adjustments	(14)	(19)	4

Total per income reconciliation	87	90	(31)

Other adjustments include additional gains under US GAAP of £9m in respect of the sale of a number of subsidiary undertakings and £23m amortization of goodwill in acquired claims provisions reported as claims expense for US GAAP reporting following adoption of SFAS No. 142.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

E.	INVESTMENTS

Under UK GAAP, fixed interest securities (fixed maturities) and equity investments are recorded at fair value, except that fixed income securities held for long term (life) business in certain overseas operations are included on an amortized cost basis and the cost basis is historical cost. Unrealized investment gains and losses are included in the profit and loss account (statement of income). Under US GAAP, fixed maturities and equity securities are classified as held-to-maturity, trading or available for sale. Fixed maturities classified as held-to-maturity are those which the Group has the ability and positive intent to hold to maturity; these investments are carried at amortized cost. Fixed maturities and equity securities which the Group buys with the intention of reselling in the near term, together with fixed maturities and equity securities backing the UK life with-profits (participating) contracts, are classified as trading and are carried at fair value with the related unrealized gains or losses reflected in income. Other investments are classified as available for sale and are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity (net of tax effects). The cost basis of all fixed maturities is based on amortized cost, with amortization calculated and included in income to achieve a constant yield to maturity. Unrealized losses (net of deferred tax and policyholder allocations) reduced other comprehensive income in 2002 by £476m after tax (2001 £758m, 2000 £476m).

Effective January 1, 2001, the Group adopted SFAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities”, as amended, (“SFAS No. 133”) which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that all derivative instruments are recognized on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded in current earnings or accumulated other comprehensive income, depending on whether the derivative is designated as a hedge, and if so designated, the type of hedge. The adoption of SFAS No. 133 in 2001 resulted in a £52m cumulative effect of a change in accounting principle before applicable income taxes of £16m and was recognized as a loss in the consolidated statements of income. The movement in fair value in 2002 relating to SFAS No. 133 is £109m (2001 £36m).

All derivative instruments are recognized in the consolidated balance sheet as either assets or liabilities depending on the rights or obligations under the contracts. All derivatives are measured at fair value. The Group has not elected hedge accounting and therefore the change in fair value of derivatives is recorded in current earnings.

The Group has entered into certain insurance transactions which are treated as derivative instruments under US GAAP and have been recorded in the consolidated balance sheet at estimated fair value. These contracts are viewed as an extension of our financial guarantee business but which do not qualify for the financial guarantee scope exception under SFAS No. 133. The estimated fair value of these contracts are based upon various valuation techniques including rating agency indices, valuation models, and the cost to cede this business through a reinsurance contract. These valuation technique models include estimates, made by management, which utilize current market information. In some circumstances estimates are judgmental and may vary in the future. Under UK GAAP these contracts are treated as insurance contracts and form part of insurance liabilities.

Additionally, there are some derivative contracts which relate to dated loan capital. Under US GAAP these contracts are recorded in the consolidated balance sheet at fair value with the change in fair value recorded in current earnings. Under UK GAAP these contracts are treated as a hedge and are accounted for on a deferral basis.

The total value of derivatives carried at fair value under US GAAP are £33m (2001 £126m) and under UK GAAP these are £231m (2001 £219m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

F.	REAL ESTATE

Under UK GAAP, all properties are treated as investments including those that the Group occupies for its own use. Properties are reported at fair value with no depreciation charged against income. Under US GAAP all properties are recorded at their historical cost less depreciation thereon and segregated between those held for investment purposes and those occupied. Real estate assets are depreciated over their expected useful lives primarily 30 years. The equity reconciliation reflects the impact of accounting for real estate on a depreciated cost basis (including real estate held within the participating funds). The net income adjustment reflects the depreciation charge and the change to realized gains as a result of this difference. It also reflects the reversal of the unrealized gains/losses recorded on a UK GAAP basis. The policyholder allocations line item includes the portion of the adjustment attributable to with-profits policyholders.

The adjustment to shareholders’ equity was calculated as follows:

	2002 £m	2001 £m

Fair value of investment real estate	2,591	2,546
Fair value of occupied real estate	384	391

Total fair value of real estate	2,975	2,937
Net book value of investment real estate	(1,472)	(1,401)
Net book value of occupied real estate	(216)	(235)

Adjustment to restate real estate to depreciated cost	1,287	1,301

The adjustment to restate real estate to depreciated cost incorporates the adjustment to restate property to its original depreciated cost before the transfers between companies in the Group noted in 48G.

Depreciation of £44m was charged in 2002 (2001 £48m, 2000 £40m) on investment real estate. Depreciation of £8m was charged in 2002 (2001 £7m, 2000 £8m) on occupied real estate.

G.	INTERCOMPANY SALES OF REAL ESTATE

Under UK GAAP, intercompany sales of real estate investments between the general and life companies are not eliminated because the assets are held within the long term (life) business fund regarded as a separate legal fund for UK GAAP, whereas they are eliminated under US GAAP. In 2002 certain of the properties on which intercompany gains were recorded under UK GAAP in 1998 were sold outside the Group. The 2002 income reconciliation reflects the impact of realizing these gains on a US GAAP basis and accordingly the 2002 and 2001 equity reconciliation reflects the adjustment to restate the remaining property which has not been sold outside the Group to its original depreciated cost.

H.	PENSIONS

For US GAAP, the projected benefit obligation is matched against the fair value of the underlying assets and other unrecognized actuarial gains and losses in determining the pension expense for the year. As a result, pension expense can be significantly different from that computed under UK GAAP which requires the cost of providing pension benefits to be expensed over the periods benefiting from the employees’ service on the basis of constant percentage of current and estimated future earnings. In addition, US GAAP requires recording in the balance sheet the net pension asset, being the excess assets over and above the liability for pension obligations, while UK GAAP does not permit recording such assets. The equity reconciliation adjustment reflects the recording of the prepaid pension asset under US GAAP after reversing any amounts recorded on a UK GAAP basis. The net income adjustment reflects the change in this asset in the current year.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

I.	POST RETIREMENT BENEFITS

Under UK GAAP, there are unprovided accumulated obligations in respect of healthcare benefits to certain current and retired US and Canadian employees, with benefits being accounted for on a systematic basis over the remaining service lives of current employees. Under US GAAP, the accumulated obligations are recognized in full. The adjustment to the equity reconciliation reflects the recognition of the accumulated obligation in full under US GAAP after reversing any amounts recorded on a UK GAAP basis. The net income adjustment reflects the change in this obligation in the current year.

J.	STOCK COMPENSATION

Under US GAAP, a fair value based method of accounting for employee stock option plans has been used in 2002. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the vesting period.

Under UK GAAP, compensation cost is recognized for any discount between the exercise price and the market price at the date of grant and is amortized to income over the period of service of the employees in respect of which the options are granted. However no charge against income is required in respect of Save As You Earn share option plans. The net income reconciliation reflects the adjustment required to recognize the compensation cost calculated in accordance with SFAS No. 123.

K.	DISCOUNTING OF CLAIMS PROVISIONS

Under UK GAAP, claims provisions relating to asbestos and environmental, workers’ compensation and other non-life disability case reserves in the United Kingdom, United States, Canada, Scandinavia and Australia are included after reflecting interest expected to be earned. Under US GAAP, discounting is permitted only if the payment pattern and ultimate cost are fixed and determinable and the discount rate is reasonable. Discounting related to asbestos and environmental claims and certain Australian, Scandinavian and US claims reserves have been reversed under US GAAP. The total amount of discount reflected in the net loss reserves under UK GAAP is £651m (2001 £569m). Under US GAAP the total amount of discount is £122m (2001 £146m).

L.	DEFERRED INCOME

Under UK GAAP, initial policy fees on long duration life insurance contracts (primarily universal life and investments contracts) in the early years of the contract, which are in excess of the level of annual policy fees taken thereafter, are offset against the first available profit margins on these policies. Under US GAAP, such fees are deferred and recognized over the term of the policy in the same manner as deferred acquisition costs discussed in note 48M below. Fees on short duration life insurance contracts are not deferred under either UK GAAP or US GAAP. The equity and net income adjustments reflect the impact of the deferral of these fees and their recognition over the term of the policy.

M.	DEFERRED ACQUISITION COSTS

Under both UK and US GAAP, the costs of acquiring both new and renewal general (property and casualty) insurance business are deferred and amortized over the period in which the related premiums are earned. Under US GAAP, however, only the acquisition costs which are directly related to and vary with the production of new and renewed contracts may be deferred, while under UK GAAP the amounts being deferred may include an allocation of overhead.

Under UK GAAP, unexpired risk reserves are set up where unearned premiums, net of deferred acquisition costs, are considered to be insufficient to meet expected future losses and loss adjustment expenses relating to unexpired risks after considering future investment income on unearned premium reserves. The unexpired risk provision is measured in aggregate for business classes which are managed together. Under US GAAP, premium deficiencies are recorded only once the related deferred acquisition costs are completely

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

reduced. US GAAP requires the assessment of recoverability of deferred acquisition costs to be at least reviewed annually. In performing this review, insurance contracts are grouped consistent with the manner in which they are acquired and serviced and in which their profitability is measured.

Under UK GAAP, the costs of acquiring new and renewal life insurance business are capitalized and amortized against the emergence of profit on the contract. Under US GAAP, only acquisition costs which are directly related to and vary with acquisitions of new and renewal contracts are capitalized. These costs are amortized over the full period of the contract in proportion with the premiums earned for all contracts with the exception of investment, universal life, and separate account contracts which are amortized in proportion to the estimated gross profits arising from the contracts. The costs deferred and amortized on a US GAAP basis include commissions, underwriters’ salaries and direct underwriting expenses (for example, costs of medical examinations). Unamortized acquisition costs associated with internally replaced contracts are written off in the income statement.

The equity reconciliation adjustment is made up as follows:

		Restated
	2002	2001
	£m	£m

Deferred acquisition costs in long term (life) business	254	373
Deferred acquisition costs in general business	972	946

Total UK GAAP deferred acquisition costs	1,226	1,319
Gross up for Insurance Premium Tax	84	86
Deferred tax on deferred acquisition costs	—	17
Reclassed from long term (life) business provision	27	—
Adjustment as per consolidated shareholders’ equity reconciliation	353	807

US GAAP deferred acquisition costs	1,690	2,229

Deferred acquisition costs at December 31, 2002 includes £31m in relation to discontinued operations.

The increase in deferred acquisition costs under US GAAP is due to the longer amortization period for life business, which is partly offset by the impact of no overhead expenditure being capitalized under US GAAP. The gross up of deferred acquisition costs for Insurance Premium Tax, which is recorded as a deduction from gross written premiums for UK GAAP purposes and an expense for US GAAP presentation, has no equity impact since a similar adjustment is made to unearned premium reserves.

The net income reconciliation adjustment reflects the change in the consolidated shareholders’ equity adjustment gross of policyholder allocations.

N.	LONG TERM (LIFE) BUSINESS PROVISION (RESERVE FOR FUTURE LIFE AND HEALTH POLICY BENEFITS)

Under UK GAAP, the long term (life) business provision (reserve for future life and health policy benefits) for the Group is generally calculated in accordance with the actuarial principles and assumptions issued by insurance regulatory authorities. For UK life with-profits business, the calculation includes explicit allowance for vested bonuses (including those vesting following valuation at the balance sheet date). Implicit allowance is made for future reversionary bonuses through the use of a net premium valuation method employing a reduced valuation rate of interest. No provision is made for future terminal bonuses.

Under US GAAP, future policy benefits for traditional life policies are computed using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest based on the insurance company’s experience, with a margin for adverse deviations. Such actuarial assumptions are

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

established as of the date of policy issue. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, a premium deficiency reserve is established by a charge to earnings after the write-down of any related deferred acquisition costs, and future policy benefits are thereafter based on assumptions established as of that date.

Under UK GAAP, a liability is recorded for contingent losses related to annuity contract guarantees, as required by the UK statutory requirements. US GAAP does not permit current recognition of possible future losses upon potential conversion of guaranteed annuities. The liability recorded under UK GAAP has therefore been reversed and a potential loss for this contingency exists under US GAAP. During 2000 a test case was taken to the House of Lords over another UK life insurer’s bonus policy on pension policies with guaranteed annuity options. The decision of the House of Lords meant that the life insurer has had to adopt a bonus policy that does not take the cost of guarantee into account. The Group’s bonus approach differs from the life insurer in question. We have been holding discussions with the Financial Services Authority in relation to the treatment of guaranteed annuity options. These discussions have yet to be concluded and it is possible that the final outcome may have financial consequences, including the provision of financial support for subsidiaries and changes in the calculation of policyholder liabilities. There is uncertainty over what the financial consequences will be and if a requirement does arise there will be a number of different ways in which such a requirement may be satisfied. Consequently it is not possible to reliably estimate the extent or probability of these outcomes. Based on the information currently available the directors do not believe that it is probable that any financial consequences will be material to the Group’s financial position as a whole.

In 2000, Sun Alliance and London Assurance Company Ltd (a with profits company) entered into a stop-loss reassurance contract with three A rated reassurers. This stop-loss arrangement provides cover for the last £482.6m of the liabilities of SALAC in respect of all non-linked with-profits endowment policies as at December 31, 2002. The reinsurance cover (initially £400m) is increased each year by the addition of notional inflation at the valuation interest rate and by the addition of reinsurers premiums and reinsurers financing fees and reduced by the amount of future surplus emerging other than from margins in premium rates. This contract did not meet all the risk transfer conditions required by SFAS No. 113. The reinsurers’ share of the long term (life) business provision relating to this contract reported under UK GAAP has been reversed for US GAAP reporting purposes. There is a corresponding adjustment to the fund for future appropriations (unallocated policyholder distributions).

O.	DEFERRED TAXES

Under UK GAAP, deferred tax is provided in full for the estimated taxation or relief from taxation, which is expected to arise from material timing differences using rates based on the tax rates and laws that have been substantively enacted by the balance sheet date. Deferred tax balances that derive from undiscounted cash flows and for which the impact of discounting is material have been discounted using appropriate rates. Under US GAAP, deferred tax is provided for all differences between the book and tax bases of assets and liabilities at the statutory rate of each reporting date. US GAAP does not allow deferred tax to be discounted. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The adjustments in the net income and equity reconciliations reflect the impact of recognizing deferred tax on an undiscounted basis and the deferred tax impact of other US GAAP adjustments made that affect net income.

For certain life operations, primarily the UK, the Group is subject to the taxes on all the income less expenses arising, including income and expenses on separate account and participating life contracts. These taxes have been included within the income tax expense with a corresponding entry to gross written premiums and policy fees for the separate accounts, and within policyholder participations in profit in respect of the participating business. Under UK GAAP, deferred taxes in respect of the long term (life) business are recorded within the long term (life) business provision as explained in note 48N. For US GAAP, these balances are reclassified to deferred tax liability.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

The reconciliation of the UK GAAP tax charge to the US GAAP tax charge is as follows:

		Restated	Restated
	2002	2001	2000
	£m	£m	£m

UK GAAP tax attributable to the long term (life) business	4	(162)	89
Tax on profit on ordinary activities (1)	(91)	(353)	128
Tax credit attributable to the balance on the long term (life) business technical account	(65)	(62)	(61)
Deferred tax on non-linked business	—	188	133

Total UK GAAP tax	(152)	(389)	289
US GAAP net income adjustment	—	48	(269)
Foreign exchange adjustment	(4)	—	—

Total US GAAP tax	(156)	(341)	20

(1)	This includes the tax credit attributable to the balance on the long term (life) business technical account.

P.	FOREIGN CURRENCY TRANSLATION

Under UK GAAP, assets and liabilities, including dated loan capital and results of both businesses and associates denominated in foreign currencies are translated into sterling at rates prevailing at year end and the resulting differences are taken to reserves (shareholders’ equity) or in the case of long term (life) business are included within the long term (life) technical account. Other exchange differences, including those relating to transactions denominated in foreign currency, are dealt with in the profit and loss account (statement of income). Under US GAAP, translation adjustments of assets and liabilities expressed in functional currencies, which are the currencies of the local operating environment, are calculated using year-end rates of exchange and the related translation adjustments are recorded as a separate component of shareholders’ equity and other comprehensive income. Foreign currency translation adjustments decreased other comprehensive income by £133m in 2002 (2001 increased by £149m, 2000 increased by £205m). Income statement amounts expressed in functional currencies are translated using average exchange rates. The adjustment in the net income reconciliation reflects the impact of using average rates for income statement items under US GAAP.

Q.	POLICYHOLDER ALLOCATIONS

As noted above in note 48A, “fund for future appropriations”, certain participating life insurance contracts require the sharing of the profits and losses of the long term (life) fund between the participating policyholders and the shareholders. The reconciling item in the net income reconciliation reflects the movement in the shareholders’ share of the UK GAAP fund for future appropriations, as well as the effects of the aggregate UK to US GAAP adjustments attributable to policyholders.

R.	DIVIDENDS

Under UK GAAP, all dividends related to an accounting period that are declared or proposed up to the date of the approval of the financial statements by the Board of Directors are accrued in that accounting period. Under US GAAP, only those dividends declared during the year are accrued. The equity adjustment reflects the impact of reversing the year end proposed dividend as disclosed in note 14 to the financial statements.

S.	STRUCTURED SETTLEMENTS

Under UK GAAP, claims are treated as fully settled at the date of purchase of the annuity. The claims provision is derecognized, as is the value of the annuity purchased, and a gain or loss is recognized for the

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

difference between the claims liability and the cost of the annuity. Under US GAAP, the claims liability is recognized unless the insurer’s liability to the policyholder has been legally extinguished. The equity and net income reconciliations reflect the impact of recognizing the claims liability where legal obligation has not been extinguished and reversing the gain or loss recognized under UK GAAP.

T.	INTERNAL SOFTWARE COSTS CAPITALIZED

Under UK GAAP, the internal costs of software development such as employee benefit expenses are expensed as incurred. Under US GAAP, the costs of software development are capitalized during application development and amortized over the useful life of the software, normally being three years. The equity and income reconciliations reflect the effects of the above difference. The value of capitalized and unamortized software at December 31, 2002 was £12m (2001 £13m). The amortization charged in 2002 was £14m (2001 £13m, 2000 £8m).

U.	EMPLOYEE SHARE OPTION PLAN

Under UK GAAP, the Group is reflecting the shares held by the ESOP as “own shares” and has included this balance in other assets. Under US GAAP, the shares held by the ESOP have been reflected in shareholders’ equity as unearned ESOP shares. There is no difference between the valuation of these shares on a US GAAP basis, and their valuation on a UK GAAP basis as reflected in note 26. During the period a charge of £36m was made, providing for diminution in value. No compensation costs have been recognized in the period as no shares have been committed to employees or executives. There is no repurchase obligation as at December 31, 2002.

V.	MINORITY INTERESTS

The impact of the difference between US GAAP and UK GAAP upon minority interests and net income attributable to minorities has been reflected separately within the shareholders’ equity and net income reconciliations.

Classification Differences

The following items, which do not have an impact upon net income or shareholders’ equity, significantly affect the presentation of the consolidated financial statements and have been reflected in the condensed consolidated income statement and balance sheet presented on a US GAAP basis of accounting included in note 49.

W.	NET WRITTEN PREMIUMS AND POLICY FEES

Under US GAAP, revenues do not include premiums received for life insurance contracts that have insignificant mortality or morbidity risk. The premiums received which do not cover mortality, morbidity or policy fees are credited to policyholders’ contract deposits. In a corresponding manner, benefit payments in excess of the related policy liability are directly charged to such liability, rather than being included in benefits, claims and other deductions. Revenues on such contracts consist of policy fees and charges. The investment return is reflected within the income statement, with interest credited to the policyholder. Initial fees received on these contracts are deferred and included within deferred income under US GAAP and as a reduction of deferred acquisition costs under UK GAAP.

X.	ASSETS HELD TO COVER LINKED LIABILITIES (SEPARATE ACCOUNTS)

Separate account assets and liabilities represent funds maintained in segregated accounts to meet specific investment objectives of policyholders who bear the investment risk. Under both UK and US GAAP, investment income and investment gains and losses generally accrue directly to the policyholders. The assets and liabilities are carried at fair value. Under UK GAAP, the total premium and claims, net investment income and realized and unrealized gains and losses on unit-linked (separate account) assets are reflected in the consolidated statement of

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

income. Under US GAAP, only the cost of insurance, policy administration and surrender charges assessed against the policyholders’ account balances are included in the income statement.

Y.	CASH AND CASH EQUIVALENTS

Under UK GAAP, cash represents non-interest bearing cash. Under US GAAP, cash and cash equivalents, consist of amounts on deposit in banks and highly liquid investments, which are readily convertible into cash and purchased with maturities of three months or less, and exclude bank overdrafts.

Z.	TREASURY SHARES

Under UK GAAP, the par (nominal) value of treasury shares is deducted from common stock upon cancellation and transferred to a capital redemption reserve (note 26) while the amount paid for the cancelled shares is recorded in the profit and loss account (retained earnings). Under US GAAP, the cost of treasury shares is reported as a deduction from shareholders’ equity. If shares are cancelled, the excess over par is recorded in retained earnings and par value deducted from common stock.

AA.	DATED LOAN CAPITAL

Under UK GAAP, the Group has classified its dated loan capital as part of capital, reserves and dated loan capital. The costs of servicing this debt and the cash flows associated with the debt have been reflected as financing items. Under US GAAP, the interest payable on this debt has been included in interest expense, while debt issuance costs have been reflected as deferred charges which under the UK Group are netted against the value of the debt. There is no other difference between the US and UK GAAP valuation of the debt. Under both UK and US GAAP debt issuance costs are amortized over the term of the debt.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

49.	CONDENSED CONSOLIDATED US GAAP FINANCIAL STATEMENTS

The following condensed consolidated US GAAP financial statements reflect the effects of the material differences between UK GAAP and US GAAP on consolidated net income and shareholders’ equity identified in note 48.

A.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (US Basis of Accounting)
	For the years ended December 31

	2002 £m	2001 £m	2000 £m

Revenues
Gross written premiums and policy fees	13,600	13,159	11,948
Less premiums ceded to reinsurers	(3,666)	(2,465)	(1,823)

Net written premiums and policy fees	9,934	10,694	10,125
Net change in unearned premium reserve	(312)	(449)	(177)

Net earned premiums and policy fees	9,622	10,245	9,948
Net investment income	1,832	1,873	1,918
Unrealized losses on trading securities	(1,302)	(2,270)	(1,185)
Realized gains, net	654	1,199	1,971
Other income	204	282	345

Total revenues	11,010	11,329	12,997

Benefits, losses and expenses
Property and casualty loss and loss adjustment expenses	6,678	7,354	6,696
Life policyholder benefits	1,877	2,360	1,861
Interest credited to policyholders	311	275	429
Policyholder participations in profit	(1,234)	(1,800)	25
Operating expenses	3,475	3,290	3,003
(Profit)/loss on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	(188)	(61)	26
Other expenses	981	502	460

Total benefits, losses and expenses	11,900	11,920	12,500

(Loss)/income from continuing operations before income tax expense, minority interests, and cumulative effect of change in accounting principle	(890)	(591)	497
Income tax credit/(expense) from continuing operations	161	341	(20)
Profit related to discontinued operations*	46	—	—
Income tax expense related to discontinued operations*	(5)	—	—

Net (loss)/income before minority interests and cumulative effect of change in accounting principle	(688)	(250)	477
Net (loss)/income applicable to minority interests of consolidated subsidiaries	(13)	22	(3)

Net (loss)/income before cumulative effect of a change in accounting principle	(701)	(228)	474
Cumulative effect of change in accounting principle (note 50D, 48E)	(25)	(52)	—

Net (loss)/income	(726)	(280)	474

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

	2002 £m		2001 £m		2000 £m

Primary earnings per share
Net (loss)/income before cumulative effect of change in accounting principle	(49.7	)p	(16.6	)p	32.8	p
Cumulative effect of change in accounting principle	(1.8	)p	(3.7	)p	—

Net (loss)/income	(51.5	)p	(20.3	)p	32.8	p

Fully diluted earnings per share
Net (loss)/income before cumulative effect of change in accounting principle	(49.6	)p	(16.6	)p	32.7	p
Cumulative effect of change in accounting principle	(1.7	)p	(3.7	)p	—

Net (loss)/income	(51.3	)p	(20.3	)p	32.7	p

* Due to the structure of the long term (life) fund, it is not possible to separately identify investment income, unrealized gains, and the subsequent tax impact for the discontinued operation in the UK life business. Accordingly, these items are shown wholly in the consolidated statement of income.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

B.	CONDENSED CONSOLIDATED BALANCE SHEETS

CONDENSED CONSOLIDATED BALANCE SHEETS
(US Basis of Accounting)
	As of December 31

	2002 £m	2001 £m

ASSETS
Investments
Fixed maturities	27,498	25,215
Equity securities	5,921	11,465
Real estate	1,472	1,401
Mortgage loans	270	425
Policyholder, collateral and other loans	75	90
Other investments	437	496
Short-term investments	530	444

Total investments	36,203	39,536

Other assets
Cash and cash equivalents	3,776	3,581
Receivables from insurance operations	2,934	3,141
Reinsurance recoverables	6,840	6,224
Other receivables	650	979
Accrued investment income	517	486
Deferred policy acquisition costs	1,659	2,229
Goodwill	279	1,077
Present value of profits of acquired long term (life) business	125	155
Other assets	1,570	2,187
Deferred tax asset	878	820
Other intangible assets	58	—
Separate account (unit-linked) assets	4,162	7,599

Total other assets	23,448	28,478

Total assets of discontinued operations*	209	—

Total assets	59,860	68,014

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued
	As of December 31

	2002 £m	2001 £m

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Reserve for losses and loss adjustment expenses	16,028	16,494
Reserve for unearned premiums	5,127	5,126
Reserve for future life and health policyholders’ benefits	15,527	15,363
Policyholders’ contract deposits and other funds	8,272	8,793
Undistributed policyholder allocations	913	2,157
Funds held under reinsurance contracts	137	130
Notes, bonds and loans payable	1,480	1,874
Deferred income taxes	880	1,578
Deferred income	228	429
Other insurance liabilities	1,242	1,216
Other liabilities	2,675	2,516
Separate account (unit-linked) liabilities	4,162	7,599
Total liabilities of discontinued operations*	209	—

Total liabilities	56,880	63,275

Minority interests	380	362

Shareholders’ equity
Common stock, par (nominal) value	396	396
Preferred stock, par (nominal) value	125	125
Additional paid-in capital (share premium)	842	814
Retained earnings	1,321	2,215
Accumulated other comprehensive income
Unearned compensation	—	(16)
Unearned ESOP shares	(15)	(51)
Unrealized gains on investments, net	269	745
Cumulative translation adjustments	16	149
Pension Liability	(354)	—

Total shareholders’ equity	2,600	4,377

Total liabilities and shareholders’ equity	59,860	68,014

* Due to the structure of the long term (life) fund, it is not possible to separately identify investment income, unrealized gains, and the subsequent tax impact for the discontinued operation in the UK life business. Accordingly, these items are shown wholly in the consolidated balance sheet.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

C.	CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Stock Number of Shares Issued	Preferred Stock Number of Shares Issued	Common Stock £m	Preferred Stock £m	Additional Paid-in Capital £m	Unearned ESOP Shares £m	Cfwd below £m

Balance at January 1, 2002	1,439,165,140	125,000,000	396	125	814	(51)	1,284
Net loss	—	—	—	—	—	—	—
Cumulative translation adjustments	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—
Unrealized losses, net	—	—	—	—	—	36	36
Stock compensation	779,993	—	—	—	28	—	28
Purchase and cancellation of stock	—	—	—	—	—	—	—
Pension liability	—	—	—	—	—	—	—

Balance at December 31, 2002	1,439,945,133	125,000,000	396	125	842	(15)	1,348

		Accumulated Comprehensive Income

	Bfwd from above £m	Unearned Compensation £m	Unrealized Gains on Investments Net £m	Pension Liability £m	Cumulative Translation Adjustments £m	Retained Earnings £m	Total Shareholders’ Equity £m

Balance at January 1, 2002	1,284	(16)	745	—	149	2,215	4,377
Net loss	—	—	—	—	—	(726)	(726)
Cumulative translation adjustments	—	—	—	—	(133)	—	(133)
Dividends paid	—	—	—	—	—	(168)	(168)
Unrealized losses, net	36	—	(476)	—	—	—	(440)
Stock compensation	28	16	—	—	—	—	44
Purchase and cancellation of stock	—	—	—	—	—	—	—
Pension liability	—	—	—	(354)	—	—	(354)

Balance at December 31, 2002	1,348	—	269	(354)	16	1,321	2,600

Total comprehensive income for the year ended December 31, 2002 was £(1,673)m (2001 £(1,017)m, 2000 £204m, 1999 £528m).

Unrealized gains on investments within accumulated comprehensive income are after deduction of £357m (restated 2001 £586m, 2000 £1,072m, 1999 £1,111m) of deferred tax.

	Common Stock Number of Shares Issued	Preferred Stock Number of Shares Issued	Common Stock £m	Preferred Stock £m	Additional Paid-in Capital £m	Unearned ESOP Shares £m	Cfwd below £m

Balance at January 1, 2001	1,434,838,999	125,000,000	395	125	806	(51)	1,275
Net loss	—	—	—	—	—	—	—
Cumulative translation adjustments	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—
Unrealized gains, net	—	—	—	—	—	—	—
Stock compensation	4,326,141	—	1	—	8	—	9
Purchase and cancellation of stock	—	—	—	—	—	—	—

Balance at December 31, 2001	1,439,165,140	125,000,000	396	125	814	(51)	1,284

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

		Accumulated Comprehensive Income

	Bfwd from above	Unearned Compensation	Unrealized Gains on Investments Net	Cumulative Translation Adjustments	Retained Earnings	Total Shareholders’ Equity
	£m	£m	£m	£m	£m	£m

Balance at January 1, 2001	1,275	(23)	1,503	135	2,877	5,767
Net loss	—	—	—	—	(280)	(280)
Cumulative translation adjustments	—	—	—	14	—	14
Dividends paid	—	—	—	—	(382)	(382)
Unrealized losses, net	—	—	(758)	—	—	(758)
Stock compensation	9	7	—	—	—	16
Purchase and cancellation of stock	—	—	—	—	—	—

Balance at December 31, 2001	1,284	(16)	745	149	2,215	4,377

	Common Stock Number of Shares Issued	Preferred Stock Number of Shares Issued	Common Stock £m	Preferred Stock £m	Additional Paid-in Capital £m	Unearned ESOP Shares £m	Cfwd below £m

Balance at January 1, 2000	1,428,412,281	125,000,000	393	125	777	(29)	1,266
Net income	—	—	—	—	—	—	—
Cumulative translation adjustments	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—
Unrealized gains, net	—	—	—	—	—	—	—
Stock compensation	6,426,718	—	2	—	29	—	31
Purchase and cancellation of stock	—	—	—	—	—	(22)	(22)

Balance at December 31, 2000	1,434,838,999	125,000,000	395	125	806	(51)	1,275

		Accumulated Comprehensive Income

	Bfwd from above	Unearned Compensation	Unrealized Gains on Investments Net	Cumulative Translation Adjustments	Retained Earnings	Total Shareholders’ Equity
	£m	£m	£m	£m	£m	£m

Balance at January 1, 2000	1,266	(24)	1,979	(70)	2,770	5,921
Net income	—	—	—	—	474	474
Cumulative translation adjustments	—	—	—	205	—	205
Dividends paid	—	—	—	—	(367)	(367)
Unrealized losses, net	—	—	(476)	—	—	(476)
Stock compensation	31	1	—	—	—	32
Purchase and cancellation of stock	(22)	—	—	—	—	(22)

Balance at December 31, 2000	1,275	(23)	1,503	135	2,877	5,767

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

D.	CASH FLOW INFORMATION

In accordance with UK GAAP, the Group’s consolidated cash flow statements are presented in accordance with UK Financial Reporting Standard No. 1, as revised (“FRS 1”). The statements and notes thereto present substantially the same information as that required under US GAAP as required by Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows”, with the exception that the UK GAAP cashflow excludes the cash flows of the Group’s life insurance funds. Under US GAAP these cash flows are required to be presented except for separate accounts activity which is excluded.

Under UK GAAP, the Group’s cash comprises cash in bank. Under US GAAP, cash and cash equivalents include cash and short-term investments with original maturities of three months or less. In addition, under UK GAAP, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; management of liquid resources and financing. US GAAP requires the classification of cash flows as resulting from operating, investing and financing activities. Cash flows from capital expenditure and financial investment, acquisitions and disposals, shown separately under UK GAAP, would be included as part of the investing activities under US GAAP. The payment of dividends to shareholders is included as a financing activity under US GAAP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (US Basis of Accounting)
	For the years ended December 31

	2002	2001	2000
	£m	£m	£m

Net cash provided by operating activities	575	619	56

Net cash provided by/(used in) investing activities	1,088	248	543

Net cash (used in)/provided by financing activities	(1,445)	135	(280)

Effect of exchange rate changes on cash and cash equivalents	(23)	(11)	10

Change in cash and cash equivalents	195	991	329
Cash and cash equivalents – as of January 1	3,581	2,590	2,261

Cash and cash equivalents – as of December 31	3,776	3,581	2,590

50.	ADDITIONAL US GAAP DISCLOSURES

Set forth below are the additional disclosures which are required to be included in the consolidated financial statements under US GAAP.

A.	EXCHANGE RATES

Weighted average rates of exchange for the periods are US Dollar 1.50 (2001 1.44, 2000 1.51), Canadian Dollar 2.36 (2001 2.23, 2000 2.25), Danish Kroner 11.82 (2001 11.99, 2000 12.32) and Australian Dollar 2.76 (2001 2.79, 2000 2.61).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

B. EARNINGS PER SHARE (EPS)

The earnings per share calculation is calculated by reference to the US GAAP net income attributable to equity shareholders. The weighted average number of shares is based on the weighted average shares in issue during the year as disclosed in note 15.

The diluted earnings per share is calculated by reference to the US GAAP net income attributable to equity shareholders after adjustment for potentially dilutive securities.

The information used in determination of earnings per share for the years ended December 31, is as follows:

	2002		2001		2000

	Ordinary Shares m	Net Income £m	Ordinary Shares m	Net Income £m	Ordinary Shares m	Net Income £m

Net (loss)/income before cumulative effect of change in accounting principle	1,427.57	(701)	1,424.21	(228)	1,420.28	474
Preferred dividends		(9)		(9)		(9)

(Loss)/income applicable to ordinary shares		(710)		(237)		465
Cumulative effect of change in accounting principle		(25)		(52)		—

(Loss)/income applicable to ordinary shares		(735)		(289)		465
Effect of dilutive securities:
Stock options	4.22	—	4.03	—	3.72	—

Net (loss)/income attributable to ordinary shares and potentially dilutive securities	1,431.79	(735)	1,428.24	(289)	1,424.00	465

	2002	2001	2000

Basic earnings per share:
Net (loss)/income before cumulative effect of change in accounting principle	(49.7)p	(16.6)p	32.8p
Cumulative effect of change in accounting principle	(1.8)p	(3.7)p	—

Net (loss)/income	(51.5)p	(20.3)p	32.8p

Diluted earnings per share:
Net (loss)/income before cumulative effect of change in accounting principle	(49.6)p	(16.6)p	32.7p
Cumulative effect of change in accounting principle	(1.7)p	(3.7)p	—

Net (loss)/income	(51.3)p	(20.3)p	32.7p

C.	REVENUE RECOGNITION

Premiums on short duration property and casualty and life contracts are recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided. Premiums on long duration

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

life contracts are recognized as revenue when due from policyholders. Revenues from universal life contracts include charges for costs of insurance, surrender charges and maintenance expenses and are recognized as they are assessed against the policyholder. Initial policy fees on long duration life insurance contracts (primarily universal life and investments contracts) that are in excess of the level of annual policy fees taken thereafter are deferred and recognized over the term of the policy.

D.	STOCK OPTION PLANS

At December 31, 2002, the Group has two types of stock-based employee compensation plans. Prior to 2002, the Group accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Compensation expense was recognized over periods only for variable plans and for fixed plans, where the exercise price is below the fair value of the stock on that date of grant. Unearned compensation for future services relating to these plans had been recorded as a separate reduction of equity and was being amortized over the service periods. Compensation expense was not recorded for fixed plans where the exercise price was equal to the market price on the date of grant. Effective January 1, 2002, the company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation. Under the modified prospective method of adoption selected by the company under the provisions of FASB Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, compensation cost recognized in 2002 is the same as that which would have been recognized had the recognition provisions of Statement 123 been applied from its original effective date. Results for prior years have not been restated. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	2002 £m	2001 £m	2000 £m

Net (loss)/income as reported	(735)	(289)	465
Add: stock-based compensation expense included in net income, net of tax	16	2	13
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards net of tax	(16)	(9)	(18)

Pro forma net income	(735)	(296)	460

	2002	2001	2000

Earnings per share:
Basic, as reported	(51.5)p	(20.3)p	32.8p
Basic, pro forma	(51.5)p	(20.8)p	32.4p
Diluted, as reported	(51.3)p	(20.3)p	32.7p
Diluted, pro forma	(51.3)p	(20.8)p	32.3p

The fair value of stock grants included in the pro forma amounts is not necessarily indicative of future effects on net income and earnings per share.

On May 12, 1999, the Group’s Board of Directors adopted the 1999 executive share option plan, which provided that options to purchase shares of common stock could be granted to officers and other key employees at prices not less than fair value at the date of grant. Under the executive share option plan, awards made before February 23, 1996 vest from three to five years after the date of the grant and are not subject to any performance criteria. Awards made after February 23, 1996 (except for certain options granted in April 1997) vest only if the Group achieves certain shareholder return or return on capital targets. The exercise price of all options is equal to the grant date market value of the stock and all options expire ten years after the date of the grant, with the

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

exception of the US plan in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Awards made under the executive share option plan after February 23, 1996 have been accounted for (except for certain options granted in April 1997) as variable plans under US GAAP. Awards made under the executive share option plan before February 23, 1996 (and certain options granted in April 1997) have been accounted for as fixed plans under US GAAP. The fair value of stock options granted is based on the assumption that all performance criteria will be met.

Additional information with respect to the Group’s executive share option plan at December 31, is as follows:

	2002		2001

	Shares	Price (a)	Shares	Price (a)

Outstanding January 1	41,525,639	462.10	35,629,707	450.84
Granted	10,896,730	290.00	12,623,458	479.97
Exercised	(164,034)	174.05	(1,233,851)	357.44
Lapsed	(4,866,672)	453.41	(5,493,675)	452.58

Outstanding December 31	47,391,663	424.42	41,525,639	462.10

Options exercisable at year end	3,216,837	346.62	3,579,248	336.88

(a)	Price refers to weighted average exercise price in sterling (pence).

The following stock options under the executive share option plan were outstanding or exercisable as of December 31, 2002:

	Options Outstanding

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

201.0 — 250.0	796,193	2.50	225.90
251.0 — 300.0	10,084,411	1.50	289.83
301.0 — 350.0	6,359,822	7.21	341.16
351.0 — 400.0	1,390,278	9.43	383.76
401.0 — 450.0	1,760,450	5.08	433.08
451.0 — 500.0	14,433,658	8.52	481.89
501.0 — 550.8	12,566,851	7.89	524.41

	47,391,663		424.42

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

	Options Exercisable

Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price

201.0 — 250.0	796,193	225.90
251.0 — 300.0	77,228	268.14
301.0 — 350.0	1,331,647	326.68
351.0 — 400.0	—	—
401.0 — 450.0	526,300	438.00
451.0 — 500.0	229,105	494.24
501.0 — 550.8	256,364	529.18

	3,216,837	346.62

Under the executive share option plan, the weighted average estimated fair value per option granted by the Company during 2002 was 0.85p (2001 148.00p). The fair value of stock options granted under the executive share option plan during 2002 was £9.3m (2001 £18.7m). Fair values for the Company’s executive share option plan were estimated as of the date of grant using the Black-Scholes pricing model with the following weighted average assumptions: dividend yields of 5.0% (2001 3.36%, 2000 4.53%); expected volatilities of 45% in 2002 (2001 40%, 2000 33.52%); risk-free interest rates of 4.7% in 2002 (2001 5.00%, 2000 6.57%); expected terms of five years; and the assumption that all performance criteria are expected to be met. The total number of options originally granted was 60,042,041.

The Group’s savings related share option plan was adopted on May 17, 1989. Eligible employees can receive privileges to purchase shares of the Group’s common stock at a price equal to 80% to 88% of the fair value on the date of grant of the purchase privilege for UK based participants, and 100% of the fair value on the date of grant of the purchase privilege for Republic of Ireland based participants. All options expire in three, five or seven years from the grant date. Purchase privileges were granted to all employees of the UK companies whose contract of employment is greater than two years, and to employees outside the UK on a UK Participating Company Contract of Employment who are participants of the Royal Insurance Group Pension Scheme or SAL Pension Scheme. The number of shares available for purchase from the plan by each participant is limited to the whole number of shares purchasable from the aggregate value of their savings contract upon maturity. An individual’s maximum monthly contribution to all current savings contracts is £250.

The Group’s International Sharesave Plan (savings related) was adopted on May 12, 1999. Eligible employees can receive privileges to purchase shares of the Group’s common stock at a price equal to 80% to 88% of the fair value on the date of grant (fair value being the average of the middle market quotation, over the 5 business days immediately preceding the date of invitation, derived from the London Stock Exchange) of the purchase privilege for all eligible employees under the plan. All options expire in three or five years from the grant date. The number of shares available for purchase from the plan by each participant is limited to the whole number of shares purchasable from the aggregate value of their savings contract upon maturity. An individual’s maximum monthly contribution to all current savings contracts is £250.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

Additional information with respect to the Group’s savings related share option plan at December 31, was as follows:

	2002		2001

	Shares	Price (a)	Shares	Price (a)

Outstanding January 1	27,809,629	389.85	28,219,006	383.34
Granted	16,113,270	82.43	6,889,878	384.52
Exercised	(249,920)	303.18	(3,185,300)	303.42
Lapsed	(16,689,373)	375.93	(4,113,955)	401.05

Outstanding December 31	26,983,606	159.06	27,809,629	389.85

Options exercisable at year end	3,772,086	394.33	956,901	391.23

(a)	Price refers to weighted average exercise price in sterling.

The following stock options under the savings related share option plan were outstanding or exercisable as of December 31, 2002:

	Options Outstanding

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

50.0 — 100.0	15,971,406	0.06	27.50
201.0 — 250.0	340,899	0.25	248.00
251.0 — 300.0	478,738	0.98	272.42
301.0 — 350.0	822,638	3.18	320.68
351.0 — 400.0	4,861,555	3.48	381.58
401.0 — 450.0	4,508,370	2.64	431.39

	26,983,606		159.06

	Options Exercisable

Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price

201.0 — 250.0	340,899	248.00
251.0 — 300.0	308,388	260.49
301.0 — 350.0	393,814	319.00
351.0 — 400.0	52,436	364.00
401.0 — 450.0	2,209,801	430.99
451.0 — 483.0	466,748	483.00

	3,772,086	394.33

Under the savings related share option plan, the fair values of purchase privileges granted during 2002 was £7.3m (2001 £11.7m). The weighted average market value per share of those purchase rights granted in 2002 was 0.46p (2001 170.00p). The market value of each purchase right is estimated on the date of the subscription using the Black-Scholes model.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The following weighted average assumptions were used for grants under the savings related share options plan in 2002, 2001 and 2000: dividend yields of 5.0% (2001 3.43%, 2000 4.53%); risk-free interest rates of 4.7% (2001 5%, 2000 6.55%); and expected terms of five years. Expected volatilities were 45% in 2002 (2001 40%, 2000 34.67%).

The maximum number of shares to be granted are limited such that total shares issued under all employee stock option plans do not exceed ten percent of the ordinary share capital of the Group. Total compensation cost recorded in the US GAAP income statement for all plans was £16.1m in 2002 (2001 £1.7m, 2000 £12.7m).

The total number of options originally granted was 68,428,251.

E.	INVESTMENTS

For purposes of US GAAP, debt and equity securities are required to be classified into three categories: held-to-maturity, available-for-sale and trading. Debt securities include redeemable preferred shares and equity securities include non-redeemable preferred shares.

Investments in real estate are recorded at historical cost less accumulated depreciation.

Short-term investments comprise commercial papers, marketable certificates of deposit and other liquid investments maturing within one year. Short-term investments are carried at cost, which approximates to fair value.

Total investments as of December 31 were as follows:

	2002		2001

	Carrying Value £m	Fair Value £m	Carrying Value £m	Fair Value £m

Equity securities	5,921	5,921	11,465	11,465

Fixed maturities:
UK Government	6,703	6,703	5,580	5,580
US Government	1,428	1,431	1,299	1,300
Obligations of US state and local government authorities	503	503	511	511
Other government	5,679	5,679	5,085	5,085
Corporate securities	8,718	8,718	8,698	8,698
Mortgage-backed securities	3,752	3,752	2,987	2,987
Other bonds and private placements	647	647	995	995
Other	68	68	60	60

Total fixed maturities	27,498	27,501	25,215	25,216
Mortgage loans on real estate	270	270	425	425
Real estate	1,472	2,591	1,401	2,546
Policyholder, collateral and other loans	75	75	90	90
Short-term investments	530	530	444	444
Other investments	437	437	496	496

Total investments	36,203	37,325	39,536	40,682

For the year ended December 31, 2002, impairments arising on the overall portfolio of fixed maturities and equity investments amounted to £45m (2001 £133m, 2000 £nil).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

At December 31, 2002, investment real estate consisted of land with a cost of £369m (2001 £354m), buildings with a cost of £1,665m (2001 £1,617m) and accumulated depreciation of £562m (2001 £570m). Depreciation expense for 2002 was £44m (2001 £48m, 2000 £40m).

The amortized cost, gross unrealized gains and losses and estimated fair values of investments in fixed maturities held-to-maturity as of December 31 were as follows:

	2002

	Amortized Cost £m	Gross Unrealized Gains £m	Gross Unrealized Losses £m	Fair Value £m

US Government and US state and local government authorities	58	3	—	61
Other government	16	—	—	16

Total	74	3	—	77

	2001

	Amortized Cost £m	Gross Unrealized Gains £m	Gross Unrealized Losses £m	Fair Value £m

US Government and US state and local government authorities	58	1	—	59
Other government	22	—	—	22

Total	80	1	—	81

The amortized cost and fair value of fixed maturities held-to-maturity by contractual maturity at December 31, 2002 were as follows:

	Amortized Cost £m	Fair Value £m

Due in one year or less	11	11
Due after one year through five years	51	54
Due after five years through ten years	11	11
Due after ten years	1	1

Total	74	77

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The amortized cost for fixed maturities and historical cost for equity securities, gross unrealized gains and losses and estimated fair values of investments in available-for-sale fixed maturities and equity securities as of December 31 were as follows:

	2002

	Cost £m	Gross Unrealized Gains £m	Gross Unrealized Losses £m	Fair Value £m

Equity securities	2,228	803	(124)	2,907
Fixed maturities:
UK Government	2,088	83	(5)	2,166
US Government	1,226	60	—	1,286
Obligations of US state and local government authorities	470	33	—	503
Other Government	3,581	120	(2)	3,699
Corporate securities	2,795	180	(8)	2,967
Mortgage-backed securities	3,590	164	(2)	3,752
Other bonds and private placements	611	41	(4)	648
Other	68	—	—	68

Total	16,657	1,484	(145)	17,996

	2001

	Cost £m	Gross Unrealized Gains £m	Gross Unrealized Losses £m	Fair Value £m

Equity securities	3,754	1,914	(204)	5,464
Fixed maturities:
UK Government	1,933	53	(17)	1,969
US Government	1,216	33	(8)	1,241
Obligations of US state and local government authorities	496	18	(3)	511
Other Government	3,455	53	(29)	3,479
Corporate securities	3,066	107	(17)	3,156
Mortgage-backed securities	2,940	61	(14)	2,987
Other bonds and private placements	983	18	(6)	995
Other	60	—	—	60

Total	17,903	2,257	(298)	19,862

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The amortized cost and fair value of available-for-sale fixed maturities by contractual maturity at December 31, 2002 were as follows:

	Amortized Cost £m	Fair Value £m

Due in one year or less	1,975	2,075
Due after one year through five years	4,343	4,470
Due after five years through ten years	1,461	1,577
Due after ten years	3,073	3,227
Without a single maturity date*	3,577	3,740

Total	14,429	15,089

*
Actual maturities may differ from scheduled maturities because the borrowers have the right to call or prepay certain obligations, sometimes without penalties. Maturities of securities depend on the repayment characteristics and experience of the underlying obligations.

Realized gains and losses on available-for-sale fixed maturities and equity securities, as predominantly determined by the first-in-first-out method for fixed maturities and average cost for equity securities, and the proceeds thereon for the years ended December 31, were as follows:

	2002 £m	2001 £m	2000 £m

Proceeds from sales	27,303	17,214	17,225
Gross realized gains on those sales	992	1,320	1,215
Gross realized losses on those sales	(784)	(712)	(349)

The amortized cost for fixed maturities and historical cost for equity securities, net unrealized gains and losses and estimated fair values of investments in trading fixed maturities and equity securities as of December 31, were as follows:

	2002

	Cost £m	Net Unrealized Gains/ (Losses) £m	Fair Value £m

Equity securities	2,838	176	3,014
Fixed maturities:
UK Government	4,296	240	4,536
Other Government	1,971	77	2,048
Corporate securities	5,458	293	5,751

Total	14,563	786	15,349

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

	2001

	Cost £m	Net Unrealized Gains/ (Losses) £m	Fair Value £m

Equity securities	4,157	1,844	6,001
Fixed maturities:
UK Government	3,510	101	3,611
Other Government	1,629	(45)	1,584
Corporate securities	5,513	29	5,542

Total	14,809	1,929	16,738

Realized gains and losses on trading fixed maturities and equity securities, as predominantly determined by the first-in-first-out method for fixed maturities and average cost for equity securities, and the proceeds thereon for the years ended December 31, were as follows:

	2002 £m	2001 £m	2000 £m

Proceeds from sales	10,098	20,196	13,444
Gross realized gains on those sales	831	1,330	1,302
Gross realized losses on those sales	(683)	(786)	(320)

Net realized gains/(losses) arising on the overall portfolio of available-for-sale and trading fixed maturities and equity investments are shown below:

	2002 £m	2001 £m	2000 £m

Equity securities	18	994	1,831
Fixed maturities	338	158	17
Realized gains on foreign exchange derivatives used to hedge equity and fixed maturity exposures	181	(13)	72

	537	1,139	1,920

Fixed maturities below investment grade or those not rated held by the Group as of December 31, 2002 were approximately £1,375m (2001 £2,522m).

At December 31, 2002 all collateralized mortgage obligations (CMOs) held were investment grade and approximately 56% (2001 64%) were backed by various US government agencies. The remaining 44% (2001 36%) were corporate issues. At December 31, 2002 the fair value of the CMO portfolio was £185m (2001 £195m). The Group’s CMO portfolio is readily marketable. There were no derivative (high risk) CMO securities contained in the portfolio at December 31, 2002 and 2001.

Impaired mortgage loans were £13m at December 31, 2002 (2001 £15m). As of December 31, 2002 a valuation allowance of £10m (2001 £12m) was established to reduce the carrying value of the mortgage loans to the present value of expected future cash flows for these loans. Interest foregone on these loans was £nil for the year ended December 31, 2002 (2001 £nil).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

Included within mortgage backed securities as of December 31, 2002 were £2,778m (2001 £2,444m) of Danish mortgage bonds. These bonds are issued by Danish mortgage credit institutions, which are monitored by the Danish Financial Supervisory Authority. Bonds are quoted and traded as securities on the Copenhagen Stock Exchange.

Income earned from investments was comprised of the following for the years ended December 31:

	2002 £m	2001 £m	2000 £m

Dividends	238	337	367
Interest income	1,744	1,620	1,634
Other	180	157	157

Total	2,162	2,114	2,158

	2002 £m	2001 £m	2000 £m

Fixed maturities:
UK Government	284	277	325
Foreign Government	419	254	321
US Government	25	35	37
Obligations of US state and local government authorities	32	29	36
Corporate securities	536	602	497
Mortgage-backed securities	242	170	195
Other bonds and private placements	9	54	42
Equity securities	238	337	367
Investment in real estate	180	157	139
Short-term investments	17	20	27
Other	180	179	172

Total investment income	2,162	2,114	2,158
Investment expenses	(269)	(241)	(240)

Net investment income	1,893	1,873	1,918
Less: Net investment income from discontinued operations	61	—	—

Net investment income from continuing operations	1,832	1,873	1,918

F.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, “Disclosure about Fair Value of Financial Instruments” (FAS 107), requires disclosure of fair value information about financial instruments, as defined therein, for which it is practicable to estimate such fair value. In the measurement of the fair value of certain of the financial instruments, if quoted market prices were not available, then other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used. FAS 107 excludes certain financial instruments and insurance contracts.

The methods and assumptions used by the Group in estimating fair value of the financial instruments are:

•
Fixed maturity fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from quoted market prices of comparable securities or estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

•	Equity securities fair values are based upon quoted market prices.

•
Mortgage loans on real estate, policyholder loans and collateral loans fair values are estimated using discounted cash flow calculations based upon prevailing market rates. Cash, short-term investments, commercial paper, other assets, liabilities and accruals carrying amounts approximate to fair values.

•
Notes, bonds and loans payable fair values are determined by reference to quoted market prices or estimated using discounted cash flow calculations based upon prevailing market rates. For borrowings that carry a variable rate of interest, carrying values approximate to fair values.

•
Fair values of annuity contracts included in policyholders’ contract deposits and other funds are determined using discounted cash flow calculations based on interest rates currently offered for contracts with similar remaining maturities.

•	Derivatives fair values are generally based upon quoted market prices.

The carrying amounts and fair values of the Group’s financial instruments as of December 31 were as follows:

	2002		2001

	Carrying Value £m	Fair Value £m	Carrying Value £m	Fair Value £m

Equity securities	5,921	5,921	11,465	11,465
Fixed maturities (excluding mortgage-backed securities)	23,746	23,749	22,228	22,229
Mortgage-backed securities	3,752	3,752	2,987	2,987
Mortgage loans on real estate	270	270	424	424
Policyholder, collateral and other loans	75	75	90	90
Short-term investments	530	530	444	444
Cash and cash equivalents	3,776	3,776	3,581	3,581
Notes, long term dated loan capital, bonds and loans payable	(1,481)	(1,299)	(1,084)	(1,090)
Policyholders’ contract deposits and other funds	(8,272)	(8,272)	(8,793)	(8,793)
Forward foreign currency contracts	(36)	(36)	32	32
Options/futures	266	266	176	176
Other	(197)	(197)	(82)	(82)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

G.	CONCENTRATIONS OF CREDIT RISK

The Group places cash and short-term deposits and undertakes foreign exchange contracts with a range of banks and financial institutions and controls its exposure to any one bank or financial institution. The Group’s investments comprise a broad range of financial investments issued principally in the United Kingdom, United States, Canada and Scandinavia. The mix of investments which include fixed maturities, equity securities and mortgage loans on real estate by geographic location were as follows at December 31:

	2002

	Carrying Value £m	%	Fair Value £m	%

By Country/Region:
United Kingdom	14,132	42	14,132	42
United States	4,715	14	4,718	14
Canada	945	3	945	3
Australia	850	2	850	2
Scandinavia	5,382	16	5,382	16
Europe	6,533	19	6,533	19
Asia	196	1	196	1
Other	936	3	936	3

Total	33,689	100	33,692	100

By Industry:
Banks	3,565	11	3,565	11
Pharmaceuticals	450	1	450	1
Insurance	578	2	578	2
Manufacturing	514	1	514	1
Utilities	1,180	3	1,180	3
Technology	312	1	312	1
Chemical	110	1	110	1
Construction	237	1	237	1
Mining	537	2	537	2
Retail	436	1	436	1
Government securities	13,781	41	13,784	41
Mortgage-backed securities	3,752	11	3,752	11
Mortgage loans on real estate	270	1	270	1
Telecommunications	545	2	545	2
Services	901	2	901	2
Other	6,521	19	6,521	19

Total	33,689	100	33,692	100

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

	2001

	Carrying Value £m	%	Fair Value £m	%

By Country/Region:
United Kingdom	16,264	44	16,264	44
United States	5,575	15	5,576	15
Canada	1,210	3	1,210	3
Australia	1,065	3	1,065	3
Scandinavia	5,003	14	5,003	14
Europe	6,845	18	6,845	18
Asia	276	1	276	1
Other	866	2	866	2

Total	37,104	100	37,105	100

By Industry:
Banks	5,420	14	5,420	14
Pharmaceuticals	1,120	3	1,120	3
Insurance	988	3	988	3
Manufacturing	693	2	693	2
Utilities	1,176	3	1,176	3
Technology	1,168	3	1,168	3
Chemical	186	1	186	1
Construction	324	1	324	1
Mining	1,148	3	1,148	3
Retail	785	2	785	2
Government securities	12,474	34	12,475	34
Mortgage-backed securities	2,987	8	2,987	8
Mortgage loans on real estate	424	1	424	1
Telecommunications	1,150	3	1,150	3
Services	1,533	4	1,533	4
Other	5,528	15	5,528	15

Total	37,104	100	37,105	100

Receivables include significant amounts due from policyholders, brokers and reinsurers. Due to the large number of policyholders, brokers and reinsurers across many geographic areas, the Group’s credit exposure is minimized. At December 31, 2002 and 2001 the Group did not consider there to be any significant concentrations of credit risk. At December 31, 2002 the Group’s largest reinsurance recoverables were from two reinsurers, who had a Standard & Poor’s rating of AA and AAA respectively. The estimated recoverables amounted respectively to £1,150m and £625m.

H.	RESERVES FOR LOSS AND LOSS ADJUSTMENT EXPENSES

The Group establishes its reserve for loss and loss adjustment expenses (LAE) by product, coverage and year. Loss and LAE liabilities consist of two components: case reserves and incurred but not reported (IBNR) reserves. Case reserves are estimates of future loss payments with respect to insured events that have been reported to the Group. These reports may be made formally by the claimants or informally by other means, such as evaluation of claims by attorneys. The amount reserved is the amount expected to be ultimately paid. IBNR reserves are actuarially determined and reflect the estimated ultimate loss amount which will be paid by the Group and the expected change in the value of those claims which have already been reported to the insurer.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

Management considers many factors when establishing reserves, including (i) information from ceding companies, (ii) historical trends, such as historical claims development patterns, loss payments, pending levels of unpaid claims and product mix, (iii) internal methodologies which analyze the Group’s experience with similar cases, (iv) current legal interpretations and (v) economic conditions. Based on these considerations, management believes that an adequate provision has been made for the Group’s loss and LAE reserves, which on a gross basis totalled £15,843m (2001 £16,237m) for general (property and casualty) business and £248m (2001 £257m) for life and health business. Claims provisions relating to certain workers’ compensation reserves in the United States, Canada and Scandinavia have been discounted as the payment pattern and ultimate costs are fixed. The discount rates used range between 2.00% and 6.00%. The amount of discount reflected in loss and LAE reserves as of December 31, 2002 was approximately £122m (2001 £146m).

The following analysis provides a reconciliation of the activity in the reserve for losses and loss adjustment expenses on a US GAAP basis for the years ended December 31:

	2002 £m	2001 £m

At January 1:
Gross reserve for losses and loss adjustment expenses	16,494	15,075
Less reinsurance recoverable	4,549	3,540

Net reserve for losses and loss adjustment expenses	11,945	11,535

Effect of foreign currency translations	(334)	38
Effect of acquisitions, claim portfolio transfers and other reclassifications	(380)	(360)

Loss and loss adjustment expenses incurred—Property & Casualty:
Current year	6,256	6,702
Prior years	707	652

Total incurred	6,963	7,354

Loss and loss adjustment expenses paid—Property & Casualty:
Current year	3,008	3,114
Prior years	3,661	3,492

Total paid	6,669	6,606

Loss and loss adjustment expenses incurred—Long Term Business	1,899	2,149
Loss and loss adjustment expenses paid—Long Term Business	1,908	2,165

At December 31:
Net reserve for losses and loss adjustment expenses	11,516	11,945
Plus reinsurance recoverable	4,575	4,549

Gross reserve for losses and loss adjustment expenses	16,091	16,494

In the analysis above, reserves for and total loss and loss adjustment expenses incurred includes £63m and £285m respectively relating to discontinued operations.

The worsening in prior year loss and loss adjustment expenses in 2002 compared to 2001 relates to additional loss reserves made in 2002 in respect of asbestos and environmental claims, workers’ compensation reserves, automobile liability claims and various other liability classes.

Estimation of asbestos and environmental loss reserves is subject to a significant level of uncertainty, as these claims cannot be estimated by conventional reserving techniques. The following factors are evaluated by the Group in projecting the ultimate claims cost for asbestos and environmental claims: available insurance

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

coverage; limits and deductibles; an analysis of each policyholder’s potential liability; jurisdictional involvement; past and projected future claim activity; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance; and applicable coverage defences, if any. Once the gross ultimate exposure for indemnity and allocated claim adjustment expense is determined for a policyholder by policy year, a ceded projection is calculated based on any applicable facultative and treaty reinsurance, and past ceded experience.

The reserves carried for asbestos and environmental claims at December 31, 2002 are the Group’s best estimate of ultimate loss and loss adjustment expenses based upon known facts and current law. However, the conditions surrounding the final resolution of these claims continue to change. Because of future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Group’s operating results in a future period. However, the Group believes that it is not likely that these claims will have a material adverse effect on the Group’s financial condition and liquidity.

Significant delays occur in the notification of claims and a substantial measure of experience and judgement is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the balance sheet date. As the reserve for unpaid losses and LAE is determined on the basis of information currently available, it is inherent in the nature of the business written that the ultimate liabilities vary as a result of subsequent development. Management believes, based on the information currently available, that the Group’s loss reserves are adequate. Loss reserve estimates are regularly reviewed and updated, using the most current information available to management. Any adjustments resulting from changes in reserve estimates are reflected in the consolidated statement of income.

I.	RESERVE FOR FUTURE LIFE AND HEALTH POLICY BENEFITS

The analysis of future life and health policy benefits at December 31 was as follows:

	2002 £m	2001 £m

Reserve for future life and health policy benefits:
Long duration contracts	15,481	15,081
Short duration contracts	46	282

Total	15,527	15,363

Long duration contract liabilities included in future policy benefits result from traditional life products. Short duration contract liabilities are primarily group life and health products.

Reserves for future life and health policy benefits and claims are established based upon the Group’s best estimates of mortality, morbidity, lapses and investment income, with appropriate provision for adverse deviation. Actual experience in a particular period may be worse or better than assumed experience and, consequently, may favorably or adversely affect the Group’s operating results for such period. The average rate of assumed investment yields varies between life insurance businesses around the Group. The liability for future life and health policy benefits has been established based on the following assumptions: (i) interest rates, which vary by business, year of issuance and products, range from 3.88% to 8.20% (2001 1.50% to 11.10%) for the Group’s principal businesses in the UK and Denmark (ii) mortality, morbidity and surrender rates are based upon actual experience by geographical area modified to allow for variations in policy form.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

J.	POLICYHOLDERS’ CONTRACT DEPOSITS AND OTHER FUNDS

Policyholders’ contract deposits and other funds comprise primarily investment contracts.

The assumptions for interest rates used to determine the liability for policyholders’ contract deposits has been established using interest rates that vary by business, year of issuance and product type, and credited interest rate guarantees vary by product.

K.	UNDISTRIBUTED POLICYHOLDER ALLOCATIONS

A portion of the life insurance issued by the Group is in the form of participating insurance. A participating contract gives the contract holder the right to a share of the profits earned on the group of contracts in which the contract is included. Participation rights of participating contracts issued by the Group vary by contract. The declared bonuses are highly correlated to the overall performance of the underlying assets and liabilities of the fund (company) in which the contracts participate and are subject to normal variability and volatility. Bonuses are declared by the applicable company’s directors taking account of actuarial valuations considering a long term view of the anticipated performance of the fund and the policyholders’ reasonable expectations. Amounts not yet declared payable to the policyholders are segregated for future determination by the respective territories. Once declared as bonuses these amounts are added to the reserve for future life and health policyholders’ benefits and policy contract deposits.

L.	REINSURANCE

Letters of credit securing reinsurance recoverables amounted to approximately £681m (2001 £393m).

The Group cedes reinsurance to Lloyd’s syndicates. As of December 31, 2002 the aggregate exposure in respect of reinsurance ceded to Lloyd’s syndicates including estimated reinsurance recoveries for losses incurred but not reported was approximately £300m (2001 £360m). No specific bad debt provision has been established for amounts due from Lloyd’s syndicates as the amounts are considered to be recoverable.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The general and life premiums written and earned, and loss and loss adjustment expenses incurred for the years ended December 31 are as follows:

	Premiums Written & Policy Fees			Premiums Earned & Policy Fees			Loss & LAE Incurred & Life Policyholder Benefits

	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

General/Property & Casualty:
Direct	12,204	11,072	9,960	11,785	10,526	9,795	9,037	9,501	8,251
Assumed	221	382	268	267	367	242	266	403	193
Ceded	(3,331)	(2,372)	(1,705)	(3,274)	(2,260)	(1,691)	(2,337)	(2,550)	(1,748)

Total	9,094	9,082	8,523	8,778	8,633	8,346	6,966	7,354	6,696

Ratio of assumed to net written/earned premium and policy fees	2.4%	4.2%	3.1%	3.1%	4.2%	2.9%
Life:
Direct	1,776	1,705	1,720	1,776	1,705	1,720	2,456	2,214	2,002
Ceded	(407)	(93)	(118)	(407)	(93)	(118)	(512)	146	(141)

Total	1,369	1,612	1,602	1,369	1,612	1,602	1,944	2,360	1,861

	10,463	10,694	10,125	10,147	10,245	9,948	8,910	9,714	8,557
Less discontinued operations	529	—	—	525	—	—	355	—	—

Continuing operations	9,934	10,694	10,125	9,622	10,245	9,948	8,555	9,714	8,557

There was no assumed life business for the year ended December 31, 2002, 2001 and 2000.

Reinsurance recoverables as of December 31 consist of the following:

	2002 £m	2001 £m

Unearned premium reserves	570	575
Reserve for loss and loss adjustment expenses	4,575	4,549
Reserve for future life and health policy benefits	615	194
Reinsurance recoverable on claims paid	1,085	906

Total	6,845	6,224

Included in total reinsurance recoverables above are £5m relating to discontinued operations.

M.	VALUE OF LONG TERM (LIFE) BUSINESS (PRESENT VALUE OF LIFE PROFITS BUSINESS)

The present value of profits (PVP) of acquired insurance in-force is amortized over the premium recognition period of the policies acquired. Discount rates of between 8% and 11.5% have been used in determining the present value of future profits. The estimated annual amortization expense for each year from 2003 to 2007 is £13m (2001 £12m). The interest accrued was at an interest rate of 8.2% in 2002 (2001 7.3%).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The following is a summary of the changes in the present value of profits of acquired insurance contracts for the years ended December 31:

	2002 £m	2001 £m

Present value of profits of acquired long term (life) business as of January 1	154	233
Interest accrued	3	4
Reduction as a result of disposal	—	(34)
Amortization	(27)	(36)
Translation and other adjustments	(5)	(13)

Present value of profits of acquired long term (life) business as of December 31	125	154

N.	PENSION PLANS

The Group sponsors a variety of pension benefit and retirement indemnity plans covering the majority of its employees. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although generally plans covering salaried personnel provide retirement benefits based on career average or final pay compensation as defined within the provisions of the individual plans, while plans covering hourly employees provide benefits based on years of service. Eligibility for participation in the various plans is generally based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

The weighted average assumptions associated with the projected benefit obligation and expected long term rate of return on plan assets at December 31 were as follows:

	2002%	2001%	2000%

Discount rate	5.62	5.83	5.90
Rates of increase in compensation levels	3.91	4.05	4.60
Expected long term rate of return on assets	6.00	7.05	9.00

The following table sets forth the funded status of the various pension plans and the amounts recognized in the accompanying condensed consolidated balance sheets as of December 31:

	2002 £m	2001 £m

Plan assets at fair value*	3,635	4,218
Projected benefit obligation	(4,328)	(4,353)

Plan assets in excess of benefit obligations	(693)	(135)
Unrecognized transition asset	(55)	(107)
Unrecognized prior service cost	55	59
Unrecognized net loss	1,607	1,134

Prepaid pension asset	914	951

*	Plan assets are invested primarily in fixed maturity securities and equity securities.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

Amounts recognized in the statement of financial position as at December 31 consists of:

	2002 £m	2001 £m

Balance sheet (accrued) benefit cost	(272)	(82)
Balance sheet prepaid benefit cost	613	1,033
Accumulated other comprehensive income	519	—
Intangible asset	54	—

Net amount recognized	914	951

Net pension cost for the years ended December 31 included the following components:

	2002 £m	2001 £m	2000 £m

Service cost	113	121	105
Interest cost on benefit obligations	248	242	217
Expected return on plan assets	(291)	(424)	(451)
Amortization of the initial transition asset	(53)	(60)	(56)
Recognition of prior service cost	5	4	1
Recognition of net (gain)/loss	62	5	(13)
New plans	—	56	—

Net periodic pension charge/(credit)	84	(56)	(197)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The following table sets forth the reconciliation of the above projected benefit obligations and fair value of plan assets as at December 31:

	2002 £m	2001 £m

Change in benefit obligation:
Benefit obligation, at January 1	4,353	4,085
Service cost	113	121
Interest cost	249	242
Amendments	—	39
Terminations	10	—
Curtailment charge	7	10
Acquisitions/sales	(16)	(2)
Actuarial (gain)/loss	(142)	(60)
Benefits paid	(195)	(195)
Foreign currency exchange rate changes	(51)	(6)
New plans	—	119

Benefit obligation, at December 31	4,328	4,353

Change in plan assets:
Plan assets at fair value, January 1	4,218	4,783
Actual return on plan assets	(404)	(452)
Employer contributions	51	23
Acquisitions/sales	1	(2)
Benefits paid	(195)	(195)
Foreign currency exchange rate changes	(36)	(2)
New plans	—	63

Plan assets at fair value, at December 31	3,635	4,218

In total, for those plans where the projected benefit obligation was greater than the fair value of the plan assets as at December 31, 2002, the benefit obligation was £4.2bn (2001 £1.9bn), and the fair value of plan assets was £3.5bn (2001 £1.7bn). In total for those plans where the accumulated benefit obligation was greater than the fair value of plan assets as at December 31, 2002, the benefit obligation was £1.8bn (2001 £nil) and the fair value of plan assets was £1.5bn (2001 £nil).

Pension costs in 2002 included a charge of £10m (2001 £10m) as a result of special termination benefits given to certain employees retiring in the US.

Liabilities and assets were measured as of December 31, 2002 for all plans. In 2001 liabilities and assets were measured as of December 31, 2001 for the US and UK plans, which comprise roughly 95% of both assets and liabilities. For the Australian, Canadian and New Zealand plans, varying methods and measurement dates were used. Measurement dates ranged from December 1, 1995 to December 31, 1997 for these plans. Estimation techniques were used to adjust liabilities and assets for the plans of these countries to conform with the appropriate US GAAP basis, as regards methodology, timing and discount rate selection.

O.	OTHER POST-RETIREMENT BENEFITS

The Group provides post-retirement healthcare and life insurance benefits to certain current and retired US and Canadian employees. The benefits are not pre-funded. Life insurance benefits, which provide varying levels of coverage, are provided at no cost to retirees. Healthcare benefits, which also provide varying levels of coverage, require retiree contributions in certain instances. Benefits are generally payable for life.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The other post-retirement benefit expense was £8m for the year ended December 31, 2002 (2001 £6m, 2000 £5m). The components of these expenses are not shown separately, as they are insignificant.

The post-retirement benefit obligation was £65m at December 31, 2002 (2001 £76m). The weighted average discount rates used in determining the post-retirement benefit obligation was 6.5% in 2002 (6.30% to 7.00% in 2001). The weighted average rate of assumed increases in compensation levels ranged from 4% to 4.5%. The average health care cost trend rate assumed was 11% moving down to 5% over 6 years (12% moving down to 5% over 7 years in 2001). The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point would increase the post-retirement benefit obligation as of December 31, 2002 by £9m (2001 £11m). Decreasing the assumed health care cost trend rates by one percentage point would decrease the post retirement benefit obligation as of December 31, 2002 by £9m (2001 £9m).

P.	OPERATING LEASES

The Group leases its real estate held for investment to outside parties under non-cancellable operating leases as lesser. The Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Future rental payments under non- cancellable leases with terms in excess of one year were as follows as of December 31:

2002 £m

2003	125
2004	107
2005	93
2006	78
2007	68
Thereafter	310

Total	781
Recoveries under sub tenancies	(119)

Total	662

Q.	INCOME TAXES

Under UK GAAP, deferred taxes are accounted for using the liability method to the extent that it is considered probable that a liability or asset will crystallize in the foreseeable future. Under US GAAP, deferred taxes are accounted for using the liability method on all temporary differences and the deferred tax assets are recognized where it is more likely than not that they will be realized.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

A summary of the US GAAP income tax expense within the income statement for the years ended December 31 is shown below:

	2002 £m	2001 £m	2000 £m

Current tax
United Kingdom	147	38	160
Foreign	77	74	97
Deferred tax
United Kingdom	(379)	(253)	(253)
Foreign	(1)	(200)	16

	(156)	(341)	20

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. US GAAP components of the net deferred income tax asset and liability were as follows:

	2002	2001
	£m	£m

Deferred tax liability
Unrealized investment gains, net	404	877
Post-retirement benefits	101	277
Deferred acquisition costs	196	183
Equalization reserves	104	117
Other deferred tax liabilities	75	124

Total deferred tax liability	880	1,578

Deferred tax asset
Depreciation on land and buildings	55	95
Income accelerated for tax	119	128
Expenditure deferred for tax	354	284
Loss carryforwards (net of valuation allowance)	133	205
Other deferred tax assets	217	108

Total deferred tax asset	878	820

Net deferred tax liability	2	758

SFAS No. 109 requires the establishment of a valuation allowance for deferred income tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Accordingly, the Group has established a valuation allowance of £346m as of December 31, 2002 (2001 £190m). This valuation allowance reflects the portion of deferred income tax benefits which may not be realized mainly due to the expiration of tax loss carryforwards on certain of the Group’s subsidiaries and overseas branches.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The total tax losses carried forward are due to expire as follows:

2002
£m

2005	—
2006	—
2007 — 2012	32
Thereafter	447

Total	479

A reconciliation of income tax expense computed by applying the UK income tax rate of 30% in 2002 (30% in 2001 and 2000) to income from operations before income taxes for the years ended December 31 is as follows:

	2002		2001		2000

	£m	%	£m	%	£m	%

US GAAP Tax Reconciliation
(Loss)/income before income taxes, minority interests	(869)		(643)		497
Less tax credited to/(and) life policyholders included within total profits*	85		188		8

Income taxable at corporate rates	(784)	100.0	(455)	100.0	505	100.0

Income tax at corporate rates	(235)	30.0	(137)	30.0	152	30.0

Reconciling items:
Tax exempt revenues and disallowable expenses	(11)	1.4	15	(3.3)	10	2.0
UK dividends taxed at lower rates	189	(24.1)	(36)	7.9	(36)	(7.1)
Capital tax losses resulting from sale of subsidiaries in prior years	(22)	2.8	—	—	(121)	(24.0)
Change in valuation allowance	—	—	—	—	131	25.9
Adjustment to prior year provision	—	—	—	—	(40)	(7.9)
Tax relief on increase in pre acquisition loss reserves on Orion Capital Corporation	—	—	—	—	(62)	(12.3)
Other	8	(1.1)	5	(0.9)	(6)	(1.0)

Total	(71)	9.1	(153)	33.7	28	5.6
Add tax recoveries from life policyholders included within total profits*	(85)	10.8	(188)	41.3	(8)	(1.6)

Total income tax (credit)/expense	(156)	19.9	(341)	75.0	20	4.0

*
The policyholder tax has been shown as a separate item because both income before tax and the income tax expense have been inflated by this tax. The tax is payable by the life companies within the Group, but is effectively recovered from the policyholders through charges reflected in premium and policy fees and for participating business in the policyholder participations in profit, through the contract terms.

The Group operates in a number of different territories and is subject to regular audits and examinations by the relevant local fiscal authorities. Provision has been made within these financial statements, on a realistic basis, for potential liabilities arising from such audits and examinations currently in progress.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

R.	EQUITY METHOD INVESTMENTS

Equity method investments have been accounted for on a US GAAP basis.

S.	GUARANTEES AND COMMITMENTS

The company has a number of guarantees and commitments.

Bank loan guarantees

In Canada, the Group guarantees outstanding loan repayments in the event of bank loan default by broker subsidiaries and special relationship brokers. The bank loan guarantees amount in total to £15m and have a term of seven years. Based on the information currently available it is not anticipated that any of the brokers will default.

Financial enhancement products

Within the financial enhancement product portfolio of the UK operations, are a number of credit default swaps, residual value insurance contracts, bonds, residential property loan and lease guarantees. The guarantees are accounted for as derivative instruments at fair value under SFAS No. 133. The carrying amount of the guarantees in total is a liability of £154m and the maximum term is 22 years 7 months. The total maximum potential amount of future payments in respect of these guarantees is £512m. The majority of the guarantee contracts are 100% reinsured with the relating recoverable held as a derivative asset.

Within the financial enhancement portfolio of Financial Structure Limited, a subsidiary of the US Group, are a variety of credit default product exposures, including collateralized debt obligations (CDO), credit enhancement and residual value insurance contracts, for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. As of December 31, 2002, the gross and net CDO exposure aggregated approximately £528m, which comprised of £435m of principal exposure and £93m of interest guarantees. For CDO exposures, losses and loss adjustment expenses are established in an amount equal to the estimate of identified or case basis reserves on the occurrence of an insured event associated with insurance agreements in force at the balance sheet date. Management’s estimates of such amounts are based upon discrete analysis of each exposure and also reflect the cost of settlement and recoveries and are subject to continual review.

T.	NEW US GAAP ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”). SFAS No. 141 supersedes Accounting Principles Board Opinion (APB) No. 16, Business Combinations, and eliminates pooling of interests accounting for all business combinations initiated after June 30, 2001 and requires the use of the purchase method. SFAS No. 141 also establishes criteria for the separate recognition of intangible assets acquired in a business combination. The statement applies to all business combinations for which the effective date is July 1, 2001 or later. The adoption of SFAS No. 141 did not materially impact the consolidated financial position of the Group.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 142 supersedes APB Opinion No. 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that goodwill and indefinite-lived intangibles no longer be amortized but be subject to at least annual impairment tests to be performed in accordance with the statement. The statement includes a two-step process aimed at determining the amount, if any, by which the carrying value of a reporting unit exceeds its fair value. Other intangible assets will continue to be amortized over their useful lives. After consideration of the provisions of the new standards regarding proper classification of goodwill and other

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

intangible assets, the Group did not reclassify any goodwill or other intangible balances held as of January 1, 2002.

The Group began applying the new rules on accounting for goodwill and other intangible assets in 2002. During 2002, the Group performed the transitional impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. There were no material impairment write-downs of goodwill or intangible assets as a result of the transitional test.

The Group performed its annual impairment test for goodwill balances as of December 31, 2002. During the fourth quarter of 2002, the Group completed an Operational and Financial Review of its operations. The review incorporated the results of the annual loss reserve study for the main operations of the Group which resulted in the fourth quarter loss reserve charge described in the “Loss Reserve” Section of the Management Discussion and Analysis. Based on the outcome of the Operational and Financial Review, a goodwill impairment loss was recognized in the U.S., Australia and Canada regions. The impairment loss recognized was £653 million for UK GAAP reporting, and £684 million for US GAAP reporting, the difference primarily relating to “Purchase accounting adjustments” described within note 48.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a business and amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. Significant changes in accounting include:

•	Establishment of a single accounting model for long-lived assets to be disposed of by sale.

•	Goodwill is no longer included in the scope of this guidance.

•	Long-lived assets to be abandoned are now required to have depreciable lives that are in accordance with APB Opinion No. 20 Accounting Changes.

•	Long-lived assets to be disposed of by sale are required to be measured at the lower of book value or the fair value less the cost to sell.

•	Losses related to discontinued operations are no longer reported until they have been incurred.

The Group adopted this Standard on January 1, 2002. The adoption of this standard did not materially impact the consolidated financial position of the Group.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Previous guidance required expenses for exit or disposal activities to be accrued when the exit or disposal plan was approved by management and the liability was probable and quantifiable regardless of when the expense would be incurred. This standard requires that liabilities or costs associated with such activities be recognized when incurred. This standard also requires that any such liability be recognized initially at fair value. The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002, with earlier application permitted. The Group will adopt the new standard as required and does not expect it to have a material impact on the Group’s financial condition, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB Opinion No. 25 to the fair value method of

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

accounting under SFAS No. 123, if a company so elects. The Group adopted this standard for the year ended December 31, 2002. The effect of adopting this standard is to reduce shareholders’ equity by £25m.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guaranties, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of certain types of guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The Group has adopted the disclosure requirements for the year ended December 31, 2002. The Group is currently evaluating the effects of the initial recognition provisions of FIN 45; however the Group does not expect that the adoption of FIN 45 will have a material effect on the Group’s financial condition and results of operations.

In January 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The effect of adoption of this standard on the Company’s financial condition is not expected to have a material impact.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement clarifies when a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. This statement also amends the definition of an underlying to conform to the language contained in FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company is currently assessing the impact of this statement on its results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company is currently assessing the impact of this statement on its results of operations, financial position and cash flows.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

U.	DISPOSAL OF SUBSIDIARY UNDERTAKINGS

As discussed in note 24 the Group disposed of a number of subsidiaries during the year.

The following summarizes the difference relating to gains/(losses) on disposal including provisions for losses on subsidiaries to be sold:

	2002	2001	2000
	£m	£m	£m

Total UK GAAP gain/(loss) per income statement	184	(109)	(128)
Adjust goodwill written back from reserves under UK GAAP	1	168	102
Additional goodwill written off to reserves under US GAAP	—	(19)	—
Additional realized gains on real estate	9	9	—
Additional profit on sale of life subsidiaries	24	—	—
Additional loss due to nil equalization provision under US GAAP	(37)	—	—
Foreign exchange adjustment	(3)	11	—
Other	10	1	—

Total US GAAP gain/(loss) per income statement	188	61	(26)

51.	PRINCIPAL ASSOCIATED UNDERTAKINGS AND OTHER SIGNIFICANT SHAREHOLDINGS
	Country	Holding

Principal associated undertakings (see notes below)
Mutual & Federal Insurance Company Ltd	South Africa	37.5%
RACI Pty Ltd	Australia	50.0%
Royal & Sun Alliance Insurance (Malaysia) Bhd	Malaysia	45.0%
Royal Sundaram Alliance Insurance Ltd	India	26.0%
Syn Mun Kong Insurance Public Company Ltd (September 30, 2002)	Thailand	20.0%
Other significant shareholdings (see notes below)
Rimac-Internacional Compañia de Seguros y Reaseguros	Peru	14.5%
Rothschilds Continuation Holdings AG (merchant banking group)	Switzerland	21.5%

Notes:
1.	Associated undertakings: where the figures included in the accounts are not for the year ended December 31, 2002, the relevant accounting date is shown in brackets.
2.	The countries shown are those of incorporation and principal operation.
3.	Unless otherwise stated, all companies are engaged in the transaction of insurance or related business. All are owned by subsidiaries of the Group.
4.
The Group’s participating interest in Rothschilds Continuation Holdings AG, is accounted for as an investment under US GAAP as we are unable to exercise significant influence. This mirrors the treatment under UK GAAP, where it is also accounted for as an investment because of the disposition of shareholdings.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

52.	PRINCIPAL SUBSIDIARIES
Principal activity

United Kingdom	Royal Insurance Holdings plc (note 2)	Holding company
	Royal & Sun Alliance Insurance plc	General insurance
	British Aviation Insurance Company Ltd (57.1%)	General insurance
	FirstAssist Group Ltd	Insurance services
	The Globe Insurance Company Ltd	General insurance
	Legal Protection Group Holdings Ltd	Holding company
	The London Assurance	General insurance
	The Marine Insurance Company Ltd	General insurance
	Phoenix Assurance plc	Composite insurance
	Royal International Insurance Holdings Ltd	General insurance
	Royal & Sun Alliance Reinsurance Ltd	General insurance
	Royal & Sun Alliance Life & Pensions Ltd	Life insurance
	Royal & Sun Alliance Linked Insurances Ltd	Life insurance
	Sequence (UK) Limited	Estate Agencies
	Sun Alliance and London Insurance plc	General insurance
	Sun Alliance and London Assurance Company Ltd	Life insurance
	Royal & Sun Alliance Life Holdings Ltd	Holding company
	Sun Insurance Office Ltd	General insurance

Argentina	Royal & Sun Alliance Seguros (Argentina) SA	General insurance

Australia	Royal & Sun Alliance Australia Holdings Ltd	Holding company
	Royal & Sun Alliance Insurance Australia Ltd	General insurance
	Royal & Sun Alliance Financial Services Ltd	Life insurance

Brazil	Royal & Sun Alliance Seguros (Brasil) SA	General insurance

Canada	Roins Financial Services Ltd	Holding company
	Compagnie d’Assurance du Quebec (99.8%)	General insurance
	The Johnson Corporation	General insurance
	Royal & Sun Alliance Insurance Company of Canada	General insurance
	Western Assurance Company	General insurance

Chile	Royal & SunAlliance Seguros (Chile) SA (97.5%)	General insurance
	Compañia de Seguros de Vida La Construcción (51.0%)	Life insurance

Colombia	Royal & Sun Alliance Seguros (Colombia) SA(86.3%)	General insurance
	Royal & Sun Alliance Seguros de Vida (Colombia) SA (86.3%)	Life Insurance

Denmark	Codan A/S (71.7%)	Holding company
	Codan Forsikring A/S (71.7%)	General insurance
	A/S Forsikringsselskabet Codan Pension (71.7%)	Life insurance
	Codan Pensionforsikring A/S (71.7%)	Life Insurance

Guernsey	Insurance Corporation of Channel Islands Ltd	General insurance

Hong Kong	Royal & Sun Alliance Insurance (Hong Kong) Ltd	General insurance

Isle of Man	Tower Insurance Company Ltd	General insurance

Mexico	Royal & SunAlliance Seguros (Mexico) SA	General Insurance

Netherlands Antilles	Royal & Sun Alliance Insurance (Antilles) NV (51.0%)	General insurance

New Zealand	Royal & Sun Alliance Insurance (New Zealand) Ltd	General insurance
	Royal & Sun Alliance Life & Disability (New Zealand) Ltd	Life insurance

Peru	Royal & Sun Alliance-Seguros Fenix (64.9%)	General insurance

Puerto Rico	Royal & Sun Alliance Insurance (Company of Puerto Rico) Inc (94.3%)	General insurance

Saudi Arabia	Royal & Sun Alliance Insurance (Middle East) Limited E.C. (50.01%)	General insurance

Singapore	Royal & Sun Alliance Insurance (Singapore) Ltd	General insurance

Sweden	Trygg-Hansa Försäkrings AB, Publikt (71.7%)	General Insurance

United States of America	Royal & Sun Alliance USA, Inc	Holding company
	Royal Indemnity Company	General insurance
	Royal Insurance Company of America	General insurance
	Orion Capital Corporation	Holding company
	Security Insurance Company of Hartford	General insurance
	Guaranty National Insurance Company	General insurance

Uruguay	Royal & Sun Alliance Seguros (Uruguay) SA	General insurance

Venezuela	Royal & Sun Alliance Seguros (Venezuela) SA (99.0%)	General insurance

Notes:
1.	All UK companies are incorporated in Great Britain and are registered in England.
2.	100% direct subsidiaries of Royal & Sun Alliance Insurance Group plc.
3.	Except where indicated all holdings are of equity shares and represent 100% of the nominal issued capital.
4.	Some subsidiaries have been omitted from this statement to avoid providing particulars of excessive length but none of these materially affects the results or assets of the Group.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

53.	FINANCIAL STATEMENTS OF ROYAL & SUN ALLIANCE INSURANCE PLC

The following consolidated UK GAAP financial statements represent the summarized accounts of Royal & Sun Alliance Insurance plc (RSAIplc), the guarantor of subordinated bonds issued by Royal & Sun Alliance Insurance Group plc.

	2002

	RSAIplc	Parent Co	Other Subs	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

Gross premiums written	14,248	—	—	—	14,248
Outward reinsurance premiums	(3,731)	—	—	—	(3,731)

Premiums written, net of reinsurance	10,517	—	—	—	10,517
Change in the provision for unearned premiums, net	(228)	—	—	—	(228)

Earned premiums, net of reinsurance	10,289	—	—	—	10,289

Investment income	2,633	19	2	(48)	2,606
Net unrealized (losses)/gains on investment	(2,484)	1	—	(6)	(2,489)

Total income	10,438	20	2	(54)	10,406

Claims incurred, net of reinsurance	(10,542)	—	—	—	(10,542)
Change in long term (life) technical provisions, net of reinsurance	1,935	—	—	—	1,935

Acquisition costs, net of amortization	(2,576)	—	—	—	(2,576)
Administrative expenses (includes central expenses)	(1,017)	(56)	—	8	(1,065)
Amortization of goodwill	(713)	—	—	—	(713)
Amortization of goodwill in acquired property and casualty claims provisions	(25)	—	—	—	(25)
Other technical charges – amortization of acquired present value of long term (life) business	(13)	—	—	—	(13)
Reinsurance commissions and profit participation	566	—	—	—	566

Net operating expenses	(3,778)	(56)	—	8	(3,826)

Investment expenses and charges	(121)	(101)	(67)	75	(214)
Tax attributable to the long term (life) business	(4)	—	—	—	(4)
Change in the equalization provisions	1	—	—	—	1

Total charges	(12,509)	(157)	(67)	83	(12,650)

Income less charges	(2,071)	(137)	(65)	29	(2,244)
Transfers from the fund for future appropriations	999	—	—	—	999

	(1,072)	(137)	(65)	29	(1,245)
Tax credit attributable to balance on long term (life) business technical account	65	—	—	—	65
Income from other activities, net of charges	(9)	—	(9)	(8)	(26)

Profit on ordinary activities before exceptional items and tax	(1,016)	(137)	(74)	21	(1,206)
Profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	(17)	(1)	130	72	184

Profit on ordinary activities before tax	(1,033)	(138)	56	93	(1,022)
Tax on profit on ordinary activities	51	38	2	—	91

Profit on ordinary activities after tax	(982)	(100)	58	93	(931)
Attributable to equity minority interests	(9)	—	—	—	(9)

Profit for the financial year attributable to shareholders	(991)	(100)	58	93	(940)
Dividends	—	(95)	—	—	(95)

Transfer (from)/to retained profits	(991)	(195)	58	93	(1,035)

Current year discontinued and acquired operations do not form a material part of the figures above.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

RSAIplc Consolidated Profit and Loss Account (Statement of Income)
	Restated 2001

	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

Gross premiums written	14,158	—	—	—	14,158
Outward reinsurance premiums	(2,446)	—	—	—	(2,446)

Premiums written, net of reinsurance	11,712	—	—	—	11,712
Change in the provision for unearned premiums, net	(479)	—	—	—	(479)

Earned premiums, net of reinsurance	11,233	—	—	—	11,233

Investment income	3,457	58	57	(127)	3,445
Net unrealized (losses)/gains on investment	(4,662)	—	—	7	(4,655)

Total income	10,028	58	57	(120)	10,023

Claims incurred, net of reinsurance	(10,343)	—	—	—	(10,343)
Change in long term (life) technical provisions, net of reinsurance	1,478	—	—	—	1,478

Acquisition costs, net of amortization	(2,466)	—	—	—	(2,466)
Administrative expenses (includes central expenses)	(1,029)	(37)	—	—	(1,066)
Amortization of goodwill	(58)	—	—	—	(58)
Amortization of goodwill in acquired property and casualty claims provisions	(37)	—	—	—	(37)
Other technical charges—amortization of acquired present value of long term (life) business	(13)	—	—	—	(13)
Reinsurance commissions and profit participation	457	—	—	—	457

Net operating expenses	(3,146)	(37)	—	—	(3,183)

Investment expenses and charges	(120)	(66)	(48)	37	(197)
Tax attributable to the long term (life) business	162	—	—	—	162
Change in the equalization provisions	(46)	—	—	—	(46)

Total charges	(12,015)	(103)	(48)	37	(12,129)

Income less charges	(1,987)	(45)	9	(83)	(2,106)
Transfers from the fund for future appropriations	923	—	—	—	923

	(1,064)	(45)	9	(83)	(1,183)
Tax credit attributable to balance on long term (life) business technical account	62	—	—	—	62
Income from other activities, net of charges	(8)	(6)	1	(4)	(17)

Profit on ordinary activities before exceptional items and tax	(1,010)	(51)	10	(87)	(1,138)
Profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	(105)	21	—	(25)	(109)

Profit on ordinary activities before tax	(1,115)	(30)	10	(112)	(1,247)
Tax on profit on ordinary activities	295	32	26	—	353

Profit on ordinary activities after tax	(820)	2	36	(112)	(894)
Attributable to equity minority interests	5	—	—	—	5

Profit for the financial year attributable to shareholders	(815)	2	36	(112)	(889)
Dividends	(50)	(236)	(46)	96	(236)

Transfer (from)/to retained profits	(865)	(234)	(10)	(16)	(1,125)

Current year discontinued and acquired operations do not form a material part of the figures above.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

RSAIplc Consolidated Profit and Loss Account (Statement of Income)
	Restated 2000

	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

Gross premiums written	13,653	—	—	—	13,653
Outward reinsurance premiums	(1,842)	—	—	—	(1,842)

Premiums written, net of reinsurance	11,811	—	—	—	11,811
Change in the provision for unearned premiums, net	(118)	—	—	—	(118)

Earned premiums, net of reinsurance	11,693	—	—	—	11,693

Investment income	4,834	484	458	(921)	4,855
Net unrealized (losses)/gains on investment	(2,309)	—	—	(1)	(2,310)

Total income	14,218	484	458	(922)	14,238

Claims incurred, net of reinsurance	(9,892)	—	—	—	(9,892)
Change in long term (life) technical provisions, net of reinsurance	(1,753)	—	—	—	(1,753)

Acquisition costs, net of amortization	(2,561)	—	—	—	(2,561)
Administrative expenses (includes central expenses)	(994)	(36)	(1)	—	(1,031)
Amortization of goodwill	(56)	—	—	—	(56)
Amortization of goodwill in acquired property and casualty claims provisions	(59)	—	—	—	(59)
Other technical charges—amortization of acquired present value of long term (life) business	(9)	—	—	—	(9)
Reinsurance commissions and profit participation	291	—	—	—	291

Net operating expenses	(3,388)	(36)	(1)	—	(3,425)

Investment expenses and charges	(195)	(53)	(33)	43	(238)
Tax attributable to the long term (life) business	(89)	—	—	—	(89)
Change in the equalization provisions	(24)	—	—	—	(24)

Total charges	(15,341)	(89)	(34)	43	(15,421)

Income less charges	(1,123)	395	424	(879)	(1,183)
Transfers to the fund for future appropriations	1,301	—	—	—	1,301

	178	395	424	(879)	118
Tax credit attributable to balance on long term (life) business technical account	61	—	—	—	61
Income from other activities, net of charges	4	—	(13)	(1)	(10)

Profit on ordinary activities before exceptional items and tax	243	395	411	(880)	169
Profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	(128)	—	—	—	(128)

Profit on ordinary activities before tax	115	395	411	(880)	41
Tax on profit on ordinary activities	(162)	10	24	—	(128)

Profit on ordinary activities after tax	(47)	405	435	(880)	(87)
Attributable to equity minority interests	1	—	—	—	1

Profit for the financial year attributable to shareholders	(46)	405	435	(880)	(86)
Dividends	(458)	(381)	(435)	893	(381)

Transfer (from)/to retained profits	(504)	24	—	13	(467)

Current year discontinued and acquired operations do not form a material part of the figures above.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

RSAIplc Consolidated Balance Sheet
	2002

	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

ASSETS
Intangible assets	304	—	2	—	306

Investments
Land and buildings	2,957	—	6	12	2,975
Interests in associated undertakings	165	—	1	—	166
Interests in subsidiaries	—	3,460	4,456	(7,916)	—
Other financial investments
Shares and other variable yield securities and units in unit trusts	5,900	—	3	(15)	5,888
Debt securities and other fixed income securities	29,878	—	15	(15)	29,878
Loans and deposits with credit institutions	1,593	—	1	13	1,607

	37,371	—	19	(17)	37,373
Value of long term (life) business	898	—	—	—	898
Deposits with ceding undertakings	179	—	—	—	179

Total investments	41,570	3,460	4,482	(7,921)	41,591
Assets held to cover linked liabilities	4,169	—	—	—	4,169
Reinsurers’ share of technical provisions
Provision for unearned premiums	654	—	—	—	654
Long term (life) business provision	820	—	—	—	820
Claims outstanding	4,493	—	—	—	4,493
Technical provisions for linked liabilities	6	—	—	—	6

	5,973	—	—	—	5,973
Debtors
Amounts owed by group undertakings	—	1,326	109	(1,435)	—
Debtors arising out of direct insurance operations	2,980	—	—	—	2,980
Debtors arising out of reinsurance operations	1,090	—	—	—	1,090
Other debtors	654	5	372	(285)	746

	4,724	1,331	481	(1,720)	4,816
Other assets
Tangible assets	198	20	16	(13)	221
Cash at bank and in hand	950	5	2	—	957
Own shares	—	—	—	15	15

	1,148	25	18	2	1,193
Prepayments and accrued income
Accrued interest and rent	515	—	—	2	517
Deferred acquisition costs—long term (life) business	254	—	—	—	254
Deferred acquisition costs—general (property & casualty) business	972	—	—	—	972
Other prepayments and accrued income	91	—	39	25	155

	1,832	—	39	27	1,898

Total assets	59,720	4,816	5,022	(9,612)	59,946

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

RSAIplc Consolidated Balance Sheet — Continued
	2002

	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

LIABILITIES
Capital and reserves
Called up share capital	168	521	245	(413)	521
Share premium account	2,646	211	1,492	(4,138)	211
Reserves	881	2,298	1,677	(3,967)	889
Profit and loss account	719	13	59	631	1,422

Shareholders’ funds	4,414	3,043	3,473	(7,887)	3,043
Equity minority interests in subsidiary undertakings	405	—	—	—	405
Dated loan capital	—	773	—	—	773

Total capital reserves and dated loan capital	4,819	3,816	3,473	(7,887)	4,221
Fund for future appropriations	1,669	—	—	—	1,669

Technical provisions
Provision for unearned premiums	5,155	—	—	—	5,155
Long term (life) business provision	24,661	—	—	—	24,661
Claims outstanding	15,371	—	—	—	15,371
Equalization provisions	293	—	—	—	293

	45,480	—	—	—	45,480
Technical provisions for linked liabilities	4,168	—	—	—	4,168
Provisions for other risks and charges	303	—	6	80	389
Deposits received from reinsurers	137	—	—	—	137

Creditors
Amounts owed to group undertakings	—	591	1,115	(1,706)	—
Creditors arising out of direct insurance operations	463	—	—	—	463
Creditors arising out of reinsurance operations	834	—	—	—	834
Debenture loans including convertible debt	15	—	90	—	105
Amounts owed to credit institutions	30	256	310	1	597
Other creditors including taxation and social security	1,364	124	8	(135)	1,361
Proposed dividend	—	29	—	—	29

	2,706	1,000	1,523	(1,840)	3,389
Accruals and deferred income	438	—	20	35	493

Total liabilities	59,720	4,816	5,022	(9,612)	59,946

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

RSAIplc Consolidated Balance Sheet
	Restated 2001

	RSAIplc	Parent Co	Other Subs	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

ASSETS
Intangible assets	1,083	—	3	—	1,086

Investments
Land and buildings	2,897	26	3	11	2,937
Interests in associated undertakings	232	—	1	—	233
Interests in subsidiaries	—	5,222	6,164	(11,386)	—

Other financial investments
Shares and other variable yield securities and units in unit trusts	11,680	—	3	(51)	11,632
Debt securities and other fixed income securities	26,942	—	25	—	26,967
Loans and deposits with credit institutions	2,035	—	21	—	2,056

	40,657	—	49	(51)	40,655
Value of long term (life) business	1,335	—	—	—	1,335
Deposits with ceding undertakings	91	—	—	—	91

Total investments	45,212	5,248	6,217	(11,426)	45,251
Assets held to cover linked liabilities	7,631	—	—	—	7,631

Reinsurers’ share of technical provisions
Provision for unearned premiums	575	—	—	—	575
Long term (life) business provision	334	—	—	—	334
Claims outstanding	4,496	—	—	—	4,496
Technical provisions for linked liabilities	12	—	—	—	12

	5,417	—	—	—	5,417

Debtors
Amounts owed by group undertakings	—	618	—	(618)	—
Debtors arising out of direct insurance operations	3,140	—	—	—	3,140
Debtors arising out of reinsurance operations	905	—	—	—	905
Other debtors	529	154	451	(141)	993

	4,574	772	451	(759)	5,038

Other assets
Tangible assets	253	14	2	(11)	258
Cash at bank and in hand	763	2	19	—	784
Own shares	—	—	—	51	51

	1,016	16	21	40	1,093

Prepayments and accrued income
Accrued interest and rent	484	—	2	—	486
Deferred acquisition costs—long term (life) business	373	—	—	—	373
Deferred acquisition costs—general (property & casualty) business	946	—	—	—	946
Other prepayments and accrued income	119	—	62	—	181

	1,922	—	64	—	1,986

Total assets	66,855	6,036	6,756	(12,145)	67,502

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

RSAIplc Consolidated Balance Sheet—Continued
	Restated 2001

	RSAIplc	Parent Co	Other Subs	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

LIABILITIES
Capital and reserves
Called up share capital	168	521	245	(413)	521
Share premium account	2,646	209	1,558	(4,204)	209
Reserves	1,236	3,753	3,858	(7,603)	1,244
Profit and loss account	1,945	208	(615)	1,179	2,717

Shareholders’ funds	5,995	4,691	5,046	(11,041)	4,691
Equity minority interests in subsidiary undertakings	399	—	—	—	399
Dated loan capital	—	784	—	—	784

Total capital, reserves and dated loan capital	6,394	5,475	5,046	(11,041)	5,874
Fund for future appropriations	2,642	—	—	—	2,642

Technical provisions
Provision for unearned premiums	5,087	—	—	—	5,087
Long term (life) business provision	25,101	—	—	—	25,101
Claims outstanding	15,625	—	—	—	15,625
Equalization provisions	331	—	—	—	331

	46,144	—	—	—	46,144
Technical provisions for linked liabilities	7,619	—	—	—	7,619
Provisions for other risks and charges	601	4	—	—	605
Deposits received from reinsurers	130	—	—	—	130

Creditors
Amounts owed to group undertakings	—	420	591	(1,011)	—
Creditors arising out of direct insurance operations	359	—	—	—	359
Creditors arising out of reinsurance operations	857	—	—	—	857
Debenture loans including convertible debt	19	—	100	—	119
Amounts owed to credit institutions	54	—	911	—	965
Other creditors including taxation and social security	1,476	2	52	—	1,530
Proposed dividend	50	101	40	(90)	101

	2,815	523	1,694	(1,101)	3,931
Accruals and deferred income	510	34	16	(3)	557

Total liabilities	66,855	6,036	6,756	(12,145)	67,502

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

The accompanying reconciliations shows the differences between UK GAAP and US GAAP by reference to the statements of Royal & Sun Alliance Group plc (RSAI Group) detailed in note 48.

	2002

	RSAIplc £m	Parent Co. £m	Other subs £m	Consol Adj. £m	RSAI Group £m

Profit for the financial year attributable to shareholders in accordance with UK GAAP	(991)	(100)	58	93	(940)
Value of long term (life) business	(11)	—	—	—	(11)
Equalization provisions (reserves)	(38)	—	—	—	(38)
Goodwill	87	—	—	—	87
Investments	478	—	—	—	478
Real estate	5	2	—	—	7
Intercompany sales of real estate	22	—	—	—	22
Pensions	(20)	—	—	—	(20)
Stock compensation	(17)	—	—	—	(17)
Discounting of claims provisions	(121)	—	—	—	(121)
Deferred income	202	—	—	—	202
Deferred acquisition costs	(460)	—	—	—	(460)
Long term (life) business provision	(164)	—	—	—	(164)
Foreign currency translation	(43)	—	—	—	(43)
Policyholder allocations	289	—	—	—	289
Internal software costs capitalized	(1)	—	—	—	(1)
Other adjustments	(31)	28	—	—	(3)
Employee share option plan	36	—	—	—	36
Cumulative effect of change in accounting principle	(25)	—	—	—	(25)
Impact of US GAAP adjustments on profit attributable to minority interests	(4)	—	—	—	(4)

Consolidated net income in accordance with US GAAP	(807)	(70)	58	93	(726)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

	Restated 2001

	RSAIplc £m	Parent Co. £m	Other subs £m	Consol Adj. £m	RSAI Group £m

Profit for the financial year attributable to shareholders in accordance with UK GAAP	(815)	2	46	(122)	(889)
Value of long term (life) business	(15)	—	—	—	(15)
Equalization provisions (reserves)	46	—	—	—	46
Goodwill	90	—	—	—	90
Investments	1,532	—	—	—	1,532
Real estate	14	(1)	—	—	13
Pensions	75	—	—	—	75
Post retirement benefits	1	—	—	—	1
Stock compensation	(2)	—	—	—	(2)
Discounting of claims provisions	(214)	—	—	—	(214)
Deferred income	51	—	—	—	51
Deferred acquisition costs	(47)	—	—	—	(47)
Long term (life) business provision	(1,713)	—	—	—	(1,713)
Foreign currency translation	10	—	—	—	10
Policyholder allocations	814	—	—	—	814
Internal software cost capitalized	(7)	—	—	—	(7)
Other adjustments	33	(28)	—	—	5
Tax effect of US GAAP adjustments	(34)	(11)	(22)	19	(48)
Impact of US GAAP adjustments on profit attributable to minority interests	18	—	—	—	18

Consolidated net income in accordance with US GAAP	(163)	(38)	24	(103)	(280)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

	Restated 2000

	RSAIplc £m	Parent Co. £m	Other subs £m	Consol Adj. £m	RSAI Group £m

Profit for the financial year attributable to shareholders in accordance with UK GAAP	(46)	405	435	(880)	(86)
Value of long term (life) business	(10)	—	—	—	(10)
Equalization provisions (reserves)	24	—	—	—	24
Goodwill	(31)	—	—	—	(31)
Investments	507	—	—	—	507
Real estate	(123)	(1)	—	—	(124)
Pensions	232	—	—	—	232
Post retirement benefits	5	—	—	—	5
Stock compensation	(13)	—	—	—	(13)
Discounting of claims provisions	(12)	—	—	—	(12)
Deferred income	14	—	—	—	14
Deferred acquisition costs	234	—	—	—	234
Long term (life) business provision	293	—	—	—	293
Foreign currency translation	(2)	—	—	—	(2)
Policyholder allocations	(826)	—	—	—	(826)
Internal software cost capitalized	8	—	—	—	8
Other adjustments	(4)	—	—	—	(4)
Tax effect of US GAAP adjustments	279	(1)	(7)	(2)	269
Impact of US GAAP adjustments on profit attributable to minority interests	(4)	—	—	—	(4)

Consolidated net income in accordance with US GAAP	525	403	428	(882)	474

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

	2002

	RSAIplc £m	Parent Co. £m	Other Subsidiaries £m	Consol Adj. £m	RSAI Group £m

Consolidated Shareholders’ Funds in Accordance with UK GAAP	4,414	3,043	3,473	(7,887)	3,043
Fund for future appropriations	437	—	—	—	437
Value of long term (life) business	(806)	—	—	—	(806)
Equalization provisions (reserves)	293	—	—	—	293
Goodwill	68	—	—	—	68
Investments	(182)	—	—	—	(182)
Real estate	(300)	(1)	—	—	(301)
Intercompany sales of real estate	(75)	—	—	—	(75)
Pensions	471	—	—	—	471
Post retirement benefits	(11)	—	—	—	(11)
Discounting of claims provisions	(499)	—	—	—	(499)
Deferred income	(215)	—	—	—	(215)
Deferred acquisition costs	155	—	—	—	155
Long term (life) business provision	234	—	—	—	234
Deferred taxes	(60)	—	—	—	(60)
Dividends	—	29	—	—	29
Structured settlements	(6)	—	—	—	(6)
Internal software cost capitalized	12	—	—	—	12
Employee share option plan	(15)	—	—	—	(15)
Minority interests	24	—	—	—	24
Other	4	—	—	—	4

Consolidated Shareholders’ Funds in Accordance with US GAAP	3,943	3,071	3,473	(7,887)	2,600

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

	Restated 2001

	RSAIplc £m	Parent Co. £m	Other Subsidiaries £m	Consol Adj. £m	RSAI Group £m

Consolidated Shareholders’ Funds in Accordance with UK GAAP	5,995	4,691	5,046	(11,041)	4,691
Fund for future appropriations	640	—	—	—	640
Value of long term (life) business	(1,223)	—	—	—	(1,223)
Equalization provisions (reserves)	331	—	—	—	331
Goodwill	(9)	—	—	—	(9)
Investments	(78)	—	—	—	(78)
Real estate	(342)	—	—	—	(342)
Intercompany sales of real estate	(97)	—	—	—	(97)
Pensions	1,018	—	—	—	1,018
Post retirement benefits	(13)	—	—	—	(13)
Discounting of claims provision	(392)	—	—	—	(392)
Deferred income	(414)	—	—	—	(414)
Deferred acquisition costs	367	—	—	—	367
Long term (life) business provisions	160	—	—	—	160
Deferred taxes	(346)	166	174	(345)	(351)
Dividends	50	101	40	(90)	101
Structured settlements	(6)	—	—	—	(6)
Internal software cost capitalized	12	—	—	—	12
Employee share option plan	(51)	—	—	—	(51)
Minority interests	31	—	—	—	31
Other	(26)	28	—	—	2

Consolidated Shareholders’ Fund in Accordance with US GAAP	5,607	4,986	5,260	(11,476)	4,377

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

Cashflow Information

In accordance with UK GAAP, the Group’s consolidated cash flow statements are presented in accordance with UK Financial Reporting Standard No. 1, as revised (FRS 1). The statements and notes thereto present substantially the same information as that required under US GAAP as required by Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows”, with the exception that the UK GAAP cashflow excludes the cash flows of the Group’s life insurance funds. Under US GAAP these cash flows are required to be presented except for separate accounts activity which is excluded.

Under UK GAAP, the Group’s cash comprises cash in bank. Under US GAAP, cash and cash equivalents include cash and short-term investments with original maturities of three months or less. In addition, under UK GAAP, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; management of liquid resources and financing. US GAAP requires the classification of cash flows as resulting from operating, investing and financing activities. Cash flows from capital expenditure and financial investment, acquisitions and disposals, shown separately under UK GAAP, would be included as part of the investing activities under US GAAP. The payment of dividends to shareholders is included as a financing activity under US GAAP.

RSAIplc Condensed Consolidated Statement of Cash Flows (US Basis of Accounting)
	For the years ended December 31

	2002	2001	2000
	£m	£m	£m

Net cash provided by operating activities	511	738	147

Net cash provided by investing activities	1,067	146	552

Net cash provided by/(used in) financing activities	(1,346)	138	(399)

Effect of exchange rate changes on cash and cash equivalents	(23)	(11)	10

Change in cash and cash equivalents	209	1,011	310

Cash and cash equivalents—as of January 1	3,560	2,549	2,239

Cash and cash equivalents—as of December 31	3,769	3,560	2,549

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

The accompanying reconciliations shows the differences between UK GAAP and US GAAP by reference to the statements of Royal & Sun Alliance Group plc (RSAI Group) detailed in note 48.

	2002

	RSAIplc £m	Parent Co £m	Other Subsidiaries £m	Consol Adj £m	RSAI Group £m

Net cash provided by operating activities	511	264	(33)	(167)	575

Net cash provided by/(used in) investing activities	1,067	29	(2)	(6)	1,088

Net cash provided by/(used in) financing activities	(1,346)	(290)	18	173	(1,445)

Effect of exchange rate changes on cash and cash equivalents	(23)	—	—	—	(23)

Change in cash and cash equivalents	209	3	(17)	—	195

Cash and cash equivalents—as of January 1	3,560	2	19	—	3,581

Cash and cash equivalents—as of December 31	3,769	5	2	—	3,776

	2001

	RSAIplc £m	Parent Co £m	Other Subsidiaries £m	Consol Adj £m	RSAI Group £m

Net cash provided by operating activities	738	332	(2)	(449)	619

Net cash provided by/(used in) investing activities	146	96	12	(6)	248

Net cash provided by/(used in) financing activities	138	(434)	(24)	455	135

Effect of exchange rate changes on cash and cash equivalents	(11)	—	—	—	(11)

Change in cash and cash equivalents	1,011	(6)	(14)	—	991

Cash and cash equivalents—as of January 1	2,549	8	33	—	2,590

Cash and cash equivalents—as of December 31	3,560	2	19	—	3,581

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

	2000

	RSAIplc £m	Parent Co £m	Other Subsidiaries £m	Consol Adj £m	RSAI Group £m

Net cash provided by operating activities	147	662	(3)	(750)	56

Net cash provided by/(used in) investing activities	552	(434)	(26)	451	543

Net cash provided by/(used in) financing activities	(399)	(230)	50	299	(280)

Effect of exchange rate changes on cash and cash equivalents	10	—	—	—	10

Change in cash and cash equivalents	310	(2)	21	—	329

Cash and cash equivalents—as of January 1	2,239	10	12	—	2,261

Cash and cash equivalents—as of December 31	2,549	8	33	—	2,590

Back to Contents

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Shareholders of Royal & Sun Alliance Insurance Group plc

Our audits of the consolidated financial statements referred to in our opinion dated June 25, 2003 appearing in this 20-F document on page F-2 also included an audit of the financial statement schedules within this 20-F. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Southwark Towers, London, England
June 25, 2003

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SCHEDULE I—PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEET
AS AT DECEMBER 31
(UK BASIS OF ACCOUNTING)

	Notes	2002 £m	Restated 2001 £m

Fixed assets
Tangible assets	1	20	40
Investments in subsidiary undertakings	2	3,460	5,222
Other investments		—	—

		3,480	5,262
Current assets
Amounts owed by group undertakings		1,326	618
Other debtors		5	154
Cash at bank and in hand		5	2
		1,336	774
Creditors—amounts falling due within one year
Amounts owed to group undertakings		(591)	(420)
Amounts owed to credit institutions		(256)	—
Other creditors including taxation and social security		(124)	(40)
Proposed dividend	3	(29)	(101)

		(1,000)	(561)

Net current assets		336	213

Total assets less current liabilities		3,816	5,475
Creditors—amounts falling due after more than one year
Long term subordinated liabilities	4	773	784

Net assets		3,043	4,691

Capital and reserves
Ordinary share capital		396	396
Preference share capital		125	125

Called up share capital	6	521	521
Share premium account		211	209
Revaluation reserve		2,290	3,745
Capital redemption reserve		8	8
Profit and loss account		13	208

Shareholders’ funds		3,043	4,691

Analyzed between
Equity shareholders		2,918	4,566
Non-equity shareholders		125	125
		3,043	4,691

The accompanying notes are an integral part of the financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

PARENT COMPANY PROFIT AND LOSS ACCOUNT
FOR THE YEARS ENDED DECEMBER 31
(UK BASIS OF ACCOUNTING)

	2002 £m	Restated 2001 £m	Restated 2000 £m

Investment income
Income from group companies	12	63	484
(Losses)/gains on disposal of group companies	(1)	21	—
Investment management charges including interest	(93)	(70)	(53)
Expenses	(56)	(44)	(36)
Other charges	—	—	—

Profit on ordinary activities before tax	(138)	(30)	395
Taxation on profit on ordinary activities	38	32	10

Profit on ordinary activities after tax	(100)	2	405
Dividends
Ordinary dividends paid	(57)	(126)	(125)
Ordinary dividends proposed	(29)	(101)	(247)
Preference dividends	(9)	(9)	(9)

	(95)	(236)	(381)

Transfer to retained profits	(195)	(234)	24

STATEMENT OF RECOGNIZED GAINS AND LOSSES
FOR THE YEARS ENDED DECEMBER 31
(UK BASIS OF ACCOUNTING)

	Revaluation reserve £m	Profit and loss account £m	2002 £m	Restated 2001 £m	Restated 2000 £m

Profit for the financial year	—	(100)	(100)	2	405
Unrealized (losses)/gains on investment in subsidiary undertakings	(1,455)	—	(1,455)	(1,125)	(270)

Recognized gains arising in the year	(1,455)	(100)	(1,555)	(1,123)	135

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

MOVEMENTS IN SHAREHOLDERS’ FUNDS FOR THE YEARS ENDED DECEMBER 31 (UK BASIS OF ACCOUNTING)

	Share capital/premium £m	Capital redemption reserve £m	Revaluation reserve £m	Profit and loss account £m	2002 £m	Restated 2001 £m	Restated 2000 £m

Shareholders’ funds at January 1	730	8	3,745	208	4,691	6,036	6,263
Shareholders’ recognized gains	—	—	(1,455)	(100)	(1,555)	(1,123)	135
Issue of share capital	—	—	—	—	—	1	2
Increase in share premium	2	—	—	—	2	13	17
Dividends	—	—	—	(95)	(95)	(236)	(381)

Shareholders’ funds at December 31	732	8	2,290	13	3,043	4,691	6,036

The accompanying notes are an integral part of the financial statements

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

PARENT COMPANY CASHFLOW STATEMENT FOR THE YEARS ENDED DECEMBER 31 (UK BASIS OF ACCOUNTING)
		2002	2001	2000
	Notes	£m	£m	£m

Operating activities
Net cash inflow from operating activities	7	(364)	300	653
Servicing of finance
Interest paid		(74)	(69)	(56)
Dividends paid on non-equity shares		(9)	(9)	(9)
Premium on redemption of subordinated liabilities		—	—	—

		(83)	(78)	(65)
Taxation received/(paid)		38	32	9
Capital expenditure
Purchases less sales of tangible assets		16	(5)	(2)
Acquisitions and disposals
Acquisition of subsidiary undertakings		—	—	(530)
Disposal of subsidiary undertakings		—	18	—

		—	18	(530)
Dividends paid on equity shares		(158)	(370)	(358)
Financing
Issue of ordinary share capital		2	14	19
Increase in borrowings		245	—	174

Net cash inflow from financing		247	14	193

Cash available for investment		(304)	(89)	(100)

Cash flows were invested as follows:
Movement in cash holdings		3	(6)	(2)
Net portfolio investments
Shares and other variable yield securities		—	—	—
Fixed income securities		—	(58)	(9)
Loans		(307)	(25)	(89)

Net investment of cash flows		(304)	(89)	(100)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

1.	TANGIBLE ASSETS
	2002	2001
	£m	£m

Cost
At January 1	45	40
Additions	9	5
Disposals	(25)	—
Revaluations	—	—

At December 31	29	45

Depreciation
At January 1	5	3
Charge for the year	4	2
Disposals	—	—

At December 31	9	5

Net book value at December 31	20	40

Tangible assets principally comprise short leasehold improvements, fixtures, fittings and equipment.

2.	INVESTMENTS IN SUBSIDIARY UNDERTAKINGS
	2002	Restated 2001
	£m	£m

Shares at cost
At January 1	1,220	1,238
Acquisitions/(Disposals)	—	(18)

At December 31	1,220	1,220
Loans	29	336
Adjustment to net asset value	2,211	3,666

	3,460	5,222

3.	DIVIDENDS
		2002	2001	2000
		£m	£m	£m

Ordinary
Interim paid	2002—4.0p (2001—8.8p and 2000—8.8p)	57	126	125
Final proposed	2002—2.0p (2001—7.2p and 2000—17.2p)	29	101	247

		86	227	372
Preference		9	9	9

		95	236	381

Full provision has been made for the proposed final dividend.

Back to Contents

4.	LONG TERM SUBORDINATED LIABILITIES
	2002	2001
	£m	£m

Subordinated US$ bonds 2029	303	334
Subordinated Euro bonds 2019	324	304
Subordinated Guaranteed Loan 2030	146	146

Total long term subordinated liabilities	773	784

Repayable as follows:
1 year or less	—	—
Between 1 and 2 years	—	—
Between 2 and 5 years	—	—
After 5 years	773	784

	773	784

The subordinated guaranteed US$ ($500m) bonds have a redemption date of October 15, 2029. The rate of interest payable on the US$ bonds is 8.95% although the Company manages the overall interest cost through use of derivative contracts. At December 31, 2002 derivative contracts were in place which have the effect of converting the interest payable to a floating rate on US$50m for up to two years. Additionally, banks have the right to convert US$50m to a floating rate on any interest payment date of the bonds.

The subordinated guaranteed Euro bonds (€500m) have a redemption date of October 15, 2019. €200m of the Euro bonds bear interest at a fixed rate of 6.875% until October 15, 2009 and a floating rate thereafter. €300m of the Euro bonds bear interest at a floating rate from the date of issue. The Company has the option to repay the Euro bonds on specific dates from October 15, 2009.

The subordinated guaranteed loan has a redemption date of February 18, 2030. The loan (JPY25bn) is denominated in yen but interest is payable at 5.14% in US dollars. Derivative contracts are in place which convert the loan and interest payments to sterling at a fixed rate of 6.99%. Further derivative contracts are in place which have the effect of converting interest payable to a floating rate on £25m of the loan. Derivative contracts were also in place to reduce the fixed cost on £75m of the loan; the counterparties have the option to cancel some of these contracts which may result in the Company paying a floating rate of interest in the future.

The bonds and the loan are contractually subordinated to all other creditors of the Company such that in the event of a winding up or of bankruptcy, they are to be repaid only after the claims of all other creditors have been met.

5.	CAPITAL COMMITMENTS

The Company has no unprovided capital commitments.

6.	SHARE CAPITAL
	2002	2001
	£m	£m

Authorized
2,000,000,000 ordinary shares of 27.5p each (2001 2,000,000,000 ordinary shares of 27.5p each)	550	550
3,000,000,000 preference shares of £1 each (2001 300,000,000 preference shares of £1 each)	300	300

Issued and fully paid
1,439,945,133 ordinary shares of 27.5p each (2001 1,439,165,140 ordinary shares of 27.5p each)	396	396
125,000,000 preference shares of £1 each (2001 125,000,000 preference shares of £1 each)	125	125

	521	521

Back to Contents

During the year 779,993 ordinary shares of 27.5p were issued on the exercise of employee share options for a total cash consideration of £2m. The total nominal value of ordinary shares issued during the year was £0.2m.

The preference shares carry a right to a fixed cumulative preferential dividend of 7.375% per annum, payable in half yearly instalments, and are irredeemable. On a return of capital on a winding up, the holders are entitled, in priority to holders of all other shares of the Company, to receive out of the surplus assets of the Company any arrears and accruals of the dividend together with the greater of the price at which the gross yield on each preference share is equal to the mean gross yield on 3.5% War Loan or such Government Stock as may be agreed (but not exceeding twice the nominal amount of the preference share) and the nominal amount of the share together with any premium paid on issue. The holders of preference shares have the right to vote at a general meeting of the Company only if at the date of the notice of the meeting the dividend payable on the shares is in arrears or otherwise on a resolution to vary the rights attaching to the preference shares.

The Royal & SunAlliance ESOP Trust holds ordinary shares in the Company which may subsequently be transferred to employees (other than the executive directors). At December 31, 2002 the trust held 11,541,409 ordinary shares (2001 11,543,076) in the Company with a nominal value of £3,173,887 (2001 £3,174,346) and a market value, based on the mid market value of the Company’s shares at the close of business on December 31, 2002 as shown in the Official List of the London Stock Exchange, of £14m (2001 £46m).

The Royal & SunAlliance ESOP Trust No 2 holds ordinary shares in the Company which may subsequently be transferred to employees including executive directors. At December 31, 2002 the trust held 697,200 ordinary shares (2001 697,200) in the Company with a nominal value of £191,730 (2001 £191,730) and a market value, based on the mid market value of the Company’s shares at the close of business on December 31, 2002 as shown in the Official List of the London Stock Exchange, of £1m (2001 £3m).

The Trustee of each Trust has waived its rights to dividends in excess of 0.01p on shares held by the Trusts. When computing the earnings per share, the shares held by the Trusts have been ignored in the calculation as, under FRS 14 “Earnings per Share”, they are treated as if they were cancelled.

Employee savings related share option schemes

At December 31, 2002, under employee savings related share option schemes, employees held options over 26,983,606 ordinary shares at option prices ranging from 82.0p to 447.0p per share. Under the schemes, options are granted with an option price set at a discount of 12% to 20% of the market value of the ordinary shares in the period immediately preceeding the date of the grant. The options are normally exercisable within six months of the respective exercise date, which is set at three to seven years after the date of the grant. The Group makes use of the exemption in UITF abstract 17 (revised 2000) and accordingly recognizes no cost for the options.

Number of shares	Option price per share	Year of exercise

2,915,500	248.0p—435.0p	2002
2,052,167	294.0p—439.0p	2003
2,240,553	395.0p—447.0p	2004
9,152,917	82.0p—439.0p	2005
1,820,971	96.0p—407.0p	2006
8,540,424	82.0p—310.0p	2007
261,074	96.0p—96.0p	2008

26,983,606

Back to Contents

Executive share option schemes

At December 31, 2002, under executive share option schemes, options over 47,391,663 ordinary shares were held at option prices ranging from 225.9p to 550.8p. The options are potentially exercisable between three and ten years after grant, with the exception of the US scheme in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Options outstanding are as follows:

Number of shares	Option price per share	Year of exercise

155,863	262.9p—369.0p	1996
239,822	225.9p—344.0p	1997
378,272	311.6p—343.0p	1998
782,129	225.9p—225.9p	1999
1,160,347	311.6p—438.0p	2000
21,154	497.0p—550.8p	2001
481,168	290.0p—550.8p	2002
24,944,166	290.0p—550.8p	2003
10,858,357	290.0p—544.0p	2004
8,370,385	290.0p—544.0p	2005

47,391,663

7.	RECONCILIATION OF PROFIT BEFORE TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES
	2002	2001	2000
	£m	£m	£m

Profit on ordinary activities before tax	(138)	(30)	395
Depreciation	4	2	1
Revaluation of tangible assets	—	—	3
Interest on borrowings	74	69	56
Changes in debtors less creditors	(304)	259	198

Net cash inflow from operating activities	(364)	300	653

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS (UK BASIS OF ACCOUNTING—£m)

	Balance to beginning of period	Exchange	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period

2002:
Insurance	54	—	12	4	(5)	65
Reinsurance	56	—	9	8	(16)	57
Mortgage loans	5	—	—	—	—	5
Other	1	—	—	—	—	1

	116	—	21	12	(21)	128

2001:
Insurance	78	(1)	7	—	(30)	54
Reinsurance	48	—	—	25	(17)	56
Mortgage loans	5	—	—	—	—	5
Other	1	—	—	—	—	1

	132	(1)	7	25	(47)	116

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION (UK BASIS OF ACCOUNTING—£m)

	Restated Deferred acquisition cost(1)	Restated Future policy benefits, losses, claims and loss expenses(1)(2)	Unearned premiums

2002:
United Kingdom	502	27,713	1,837
Europe	88	7,084	666
Americas	363	4,182	1,472
Asia Pacific	273	1,571	526

	1,226	40,550	4,501

2001:
United Kingdom	507	30,661	1,876
Other Europe	198	9,410	660
Americas	371	4,513	1,562
Asia Pacific	243	1,561	414

	1,319	46,145	4,512

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION (UK BASIS OF ACCOUNTING—£m)

	Net premium revenue	Net investment income(3)	Restated Benefits, claims, losses and settlement expenses(1)(4)	Restated Amortization of deferred acquisition costs(1)(5)	Other operating expenses(1)(6)	Net premiums written

2002:
United Kingdom	4,421	1,386	3,528	1,085	273	4,381
Europe	2,181	336	1,996	348	203	2,260
Americas	2,693	489	2,430	923	542	2,783
Asia Pacific	994	181	653	220	209	1,093

	10,289	2,392	8,607	2,576	1,227	10,517

2001:
United Kingdom	5,099	2,064	3,419	1,058	343	5,254
Europe	2,257	501	2,033	351	176	2,338
Americas	2,990	541	2,745	890	98	3,178
Asia Pacific	887	142	668	167	100	942

	11,233	3,248	8,865	2,466	717	11,712

2000:
United Kingdom	5,136	3,075	5,754	1,197	325	5,153
Europe	2,587	880	2,498	412	214	2,639
Americas	3,028	524	2,500	807	223	3,095
Asia Pacific	942	138	748	158	102	924

	11,693	4,617	11,500	2,574	864	11,811

Notes:
(1)	2001 figures have been restated in the current year for the reasons stated in note 2.
(2)	Includes fund for future appropriations, long term (life) business provision, claims outstanding and technical provision for linked liabilities less the reinsurers’ share of each item.
(3)	Net investment income comprises investment income less investment expenses and charges.
(4)
Includes claims incurred, net of reinsurance, change in long term (life) business, net of reinsurance, and change in technical provisions for linked liabilities, net of reinsurance. The figures were restated in 2001 for the reasons stated in note 2.

(5)	Includes acquisition costs and change in deferred acquisition costs.
(6)
Other operating expenses comprises administrative expenses, amortization of goodwill, amortization of goodwill in acquired property and casualty claims provisions, amortization of acquired present value of long term (life) business and reinsurance commissions and profit participation.

Back to Contents

GLOSSARY

Accident insurance	The provision of insured benefits in the event of accidental death or disability (the scope of cover will vary by product).

Annuity
A contract that pays a periodic income benefit for the life of a person (the annuitant) or for a specified number of years, or a combination of the two, in return for a single premium payment. Immediate annuities provide income from the date the policy is taken out and deferred annuities provide income at a future specified date.

Catastrophe equalization reserves	Premium revenue deferred to future periods to provide against future catastrophes.

Cede; ceding insurer; cession	When an insurer reinsures its risk with another insurer (a “cession”), it “cedes” business and is referred to as the “ceding insurer”.

Claims frequency	The number of claims occurring under a given coverage divided by the number of exposures for the given coverage.

Combined ratio
The sum of the loss ratio and the expense ratio for a property and casualty insurance company or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent net investment results exceed underwriting losses.

Commercial specialty insurance	Customized liability and specialized risk insurance covers for particular classes or groups of clients.

Composite insurer	A company which transacts both life and property and casualty insurance.

Corporate pensions
Corporate pensions in the United Kingdom are provided as part of an employee’s compensation package. Both the employer and employee contribute towards the pension fund investment, and the plan is administered centrally by the employer and a fund manager.

Creditor insurance	The provision of loan/mortgage/credit card repayments in the event of accidental death/disability, illness or unemployment (the scope of cover will vary by product).

Critical illness policy	A policy where the insurer pays the sum insured to the policyholder in the event of diagnosis of a life threatening disease (e.g. cancer or heart disease).

Deferred policy acquisition costs (“DAC”)
Commissions and certain other underwriting, policy issuance and selling expenses that are directly related to the production of business. These expenses are deferred and later amortized to achieve matching of revenues and expenses.

Direct marketing	Marketing of insurance products directly to customers by telephone and direct mail instead of through agents, brokers or other intermediaries.

Direct sales force
A direct sales force is tied to one provider and, as such, their advice is not independent. They provide advice only on the product provider’s products that they represent. Our direct sales force is self-employed and each sales person earns commissions on the products he or she sells.

Back to Contents

Disability income insurance	Health insurance that provides income payments to the insured wage earner when income is interrupted or terminated because of illness, sickness or accident.

Endowment insurance
Life insurance under which an insured receives the face value of a policy if the individual survives the endowment period. If the insured does not survive, a beneficiary receives the face value of the policy.

Exclusive agents	These are institutions or representatives thereof, who sell life and pensions products to their customers solely on behalf of their insurer clients or product providers.

Expense ratio	The ratio of property and casualty insurance operating expenses (acquisition costs, plus administration expenses, less reinsurance commission and profit participation) to net premiums written.

Facultative reinsurance	The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.

General account	The assets of an insurance company which support its insurance and other obligations (other than unit-linked (separate account) obligations).

Gross premiums
Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for contracts with an insignificant amount of mortality or morbidity risk) during a specific period, without deduction for premiums ceded.

Group permanent health insurance	Policies arranged by employers for their employees, providing for the payment of income during a period of incapacity due to ill health or accident. The benefit is usually payable until retirement.

Group personal pensions (“GPP”)
An arrangement in the United Kingdom made for employees of a particular employer to participate in a personal pension plan on a group basis. The employer administers the fund and may provide contributions towards it. A GPP is merely a collecting arrangement.

Incurred but not yet reported (“IBNR”) reserves
Reserves for estimated losses and LAE which have been incurred but not yet reported to the insurer or reinsurer, including future development of claims which have been reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.

Independent Financial Adviser (“IFA”)
In the United Kingdom, IFAs advise and recommend life and asset accumulation products to individual clients but are not agents for any product provider. Many IFAs are part of a regional or national network.

Individual permanent health insurance
Policies arranged by an individual providing for the payment of income during a period of incapacity due to ill health or accident. The benefit is paid to the policyholder until he or she is able to return to work, or until retirement.

Individual savings account (“ISA”)	The ISA is a tax-free savings plan in the United Kingdom that consists of three components: cash; equities; and life insurance.

Lapse	Termination of a policy because of surrender, failure to pay a premium or lack of sufficient cash value to maintain in-force status.

Life investment bonds
A single premium investment product in the United Kingdom. There are: (1) distribution bonds, where the funds are invested in equities and debt and income is paid each year to the policyholder dependent on performance of

Back to Contents

investment; and (2) guaranteed bonds, where the funds are linked to an equity index and the policyholder is guaranteed a minimum dividend at the end of the term.

Life savings products	Policies in the United Kingdom that are used as a savings vehicle, including endowments not being used to repay a mortgage.

Loss	An insured event that is the basis for submission and/or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss adjustment expenses (“LAE”)	The expenses of investigating and settling claims, including certain legal and other fees, and the expenses of administering the claims adjustment process.

Loss ratio	The ratio of a property and casualty insurance or reinsurance company’s net incurred losses and LAE to net premiums earned.

Loss reserves
Reserves established by an insurer or reinsurer and reflected on its balance sheet to reflect the estimated cost of payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future in respect of losses occurring on or prior to the balance sheet date on insurance or reinsurance it has written. Loss reserves are composed of individual case reserves for reported claims and IBNR reserves.

Mortgage endowment	Policy in the United Kingdom used as a savings vehicle to repay a mortgage loan at maturity.

Mortgage protection	Life insurance policy used to provide protection for a loan taken out to repay a mortgage.

National Association of Insurance Commissioners
An association of the top insurance regulatory officials of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net Premiums	Gross premiums less premiums ceded for reinsurance.

New business annual premium equivalent (“APE”)
Measure of sales of life and asset accumulation policies during the year calculated as periodic premiums plus 10% of single premiums. This is a widely recognized measure in the United Kingdom of total sales performance of a life insurer, which reflects the fact (all other things being equal), that a £1 single premium (a “one-off” payment) makes a lower value contribution to a company than £1 of new periodic premiums which will continue to be received in subsequent years, while the policy remains in force.

Non-standard automobile insurance
Non-standard personal automobile insurance represents insurance (1) for drivers usually unacceptable to other insurers for, among other reasons, adverse driving or accident history, age or vehicle type, or (2) for customers who can only afford a low down payment or are transitioning from an uninsured to an insured status. Non-standard risks generally involve a potential for poor claims experience and requires specialized underwriting, claims management and other skills and experience. Loss exposure can be limited by the fact that insurers often purchase low liability limits, often at a State’s statutory minimum.

Participating contracts	Insurance in which the policyholder is entitled to participate in the earnings or surplus of the insurance enterprise. The participation occurs through the distribution of dividends to policyholders.

Back to Contents

Periodic premiums	Life insurance products which provide for premiums to be paid periodically, typically either annually or monthly.

Persistency	Measurement of insurance policies remaining in force from year-to-year.

Personal equity plan (“Pep”)	The Pep is a tax free savings plan in the United Kingdom for equities only which was offered between 1987 and April 1999. Peps were recently replaced by the ISA.

Personal pensions
Policies in the United Kingdom under which an individual makes payments during his working life. Payment can be made in a lump sum or regular installments, which are invested until retirement. Upon retirement the individual is able to use the pension and accumulated income to purchase an annuity, which will provide them with a regular source of income.

Premiums earned	That portion of gross premiums written in current and past periods which applies to the expired portion of the policy period.

Private medical insurance	A policy which covers the cost of private medical treatment.

Regular bonuses
Bonuses for policyholder dividends periodically added to the with-profit (participating) policyholder’s sum assured. Regular bonuses, once declared and added to the sum assured, are guaranteed on death or maturity. This term is used interchangeably with “reversionary bonuses”.

Reinsurance
The practice whereby one insurer, called the reinsurer, in consideration of premiums received, agrees to indemnify the ceding insurer for all or a portion of the risk under a policy or policies of insurance issued by the ceding insurer. However, the legal rights of the insured generally are not affected by the reinsurance transaction, and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.

Retail investments
Retail investments are personal investment products in the United Kingdom (e.g. those sold directly to the general public such as Peps and unit trusts), as opposed to institutional investments such as life and pension fund investments.

Retention
The amount or portion of risk which a ceding insurer retains for its own account. Claims and claims expenses paid by the ceding insurer in excess of the retention level are then reimbursed to the insurer by the reinsurer. In proportional insurance, the retention may be a percentage of the original policy’s limit. In non-proportional insurance, the retention is an amount of loss, a loss ratio or a percentage.

Separate account
Investment account established and maintained by an insurer to which funds have been allocated for certain insurance policies or contracts of the insurer. The income, gains and losses realized from assets allocated to the account are, in accordance with the insurance policies or contracts, credited to or charged against the account without regard to other income, gains or losses of the company or the company’s other separate accounts. Separate accounts cannot generally be charged with the liabilities of the general account. Products meeting this definition are often referred to as “investment linked” or “unit-linked” products. The policyholders bear all of the investment risk for these products.

Single premium products	Life insurance products which provide for only one premium to be paid at the issuance of the contract.

Back to Contents

Specialty insurance	See “Commercial specialty insurance”.

Tail
The period of time that elapses between the incurrence and settlement of losses under a policy. A “short-tail” insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a “long- tail” insurance product are sometimes not known and settled for many years.

Terminal bonuses	Bonuses (or policyholder dividends) paid at the termination of U.K. with-profits (participating) contracts. Terminal bonuses are not guaranteed in advance of contract termination.

Term life insurance	Life insurance protection for a limited period that expires without maturity value if the insured survives the period specified in the policy.

Travel insurance
The provision of insured benefits in the event of cancellation/curtailment, travel delays, loss of personal baggage/money, emergency medical and travel expenses, legal expenses and winter sports cover, if included (the scope of cover will vary by product).

Treaty reinsurance
A type of reinsurance whereby the ceding company automatically will cede and the reinsurer automatically will assume a predetermined portion or category of specified risks underwritten by the ceding company.

Underwriting results
The pre-tax profit or loss experienced by a property and casualty insurance company or reinsurance company after deducting incurred claims and claims expenses and operating expenses from premiums earned. This profit and loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unit trust
Unit trusts can be invested in stocks, shares, government securities and other investment instruments. The fund is divided into units, which fluctuate in value, depending on the value of the overall fund. The unit trust is an open-ended fund, which means it has a variable number of units in issue at any one time. Units are bought and sold from and to the fund manager.

Universal life insurance
A life insurance product under which (1) premiums are generally flexible, (2) the level of death benefits may be adjusted and (3) expenses and other charges are specifically disclosed to the policyholder and deducted from his/her account balance.

Whole life insurance	A permanent life insurance product offering guaranteed death benefits and guaranteed cash values.

Withdrawal	Surrender in part. Many life insurance products permit the insured to withdraw a portion of the cash surrender value of the contract. Future benefits are reduced accordingly.

With-profits (participating) contracts	Participating life insurance products offered in the United Kingdom.

Back to Contents

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc

By: /s/ Julian Hance
Name: Julian Hance Title: Group Finance Director

Dated: June 27, 2003

Sig-1

Back to Contents

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Andrew Haste, certify that:

1.	I have reviewed this annual report on Form 20-F of Royal & Sun Alliance Insurance Group plc;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.
The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ Andrew Haste
Andrew Haste Chief Executive Officer

Sig-2

Back to Contents

CERTIFICATION OF GROUP FINANCE DIRECTOR

I, Julian Hance, certify that:

1.	I have reviewed this annual report on Form 20-F of Royal & Sun Alliance Insurance Group plc;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.
The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ Julian Hance
Julian Hance Group Finance Director

Sig-3

Back to Contents

EXHIBIT INDEX

1.1	Memorandum and Articles of Association of the Royal & Sun Alliance Insurance Group plc.†*

2.1	Indenture relating to $500,000,000 8.95% Subordinated Guaranteed Bonds due October 15, 2029, among Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc, as guarantor and Citibank, N.A., as trustee, including the form of the 8.95% Subordinated Guaranteed Bonds.*
2.2	Form of 8.95% Subordinated Guaranteed Bonds due October 15, 2029 (included in Exhibit 2.1).*
2.3	Trust Deed relating to €200,000,000 6.875% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2019 and €300,000,000 Floating Rate Subordinated Guaranteed Bonds due 2019, dated October 15, 1999, between Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc, as guarantor and Citicorp Trustee Company Limited, as trustee.*
2.4	Form of 6.875% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2019 and Floating Rate Subordinated Guaranteed Bonds due 2019 (included in Exhibit 2.3).*
3.1	The Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme.*
3.2	Rules of the Royal & Sun Alliance 1996 Executive Share Option Scheme, as amended up to August 5, 1998.*
3.3	Rules of the Royal & Sun Alliance 1989 Executive Share Option Scheme, as amended up to August 7, 1996.*
3.4	Rules of the Royal & Sun Alliance 1989 Savings Related Share Option Scheme.*
3.5	Rules of the Royal Insurance Holdings 1988 Share Option Scheme.*
3.6	Rules of the Royal & Sun Alliance Insurance Group plc US Equity Incentive Scheme.†
3.7	Rules of the Royal & Sun Alliance Insurance Group plc US Employees’ Stock Purchase Plan.†
3.8	Rules of the Royal & Sun Alliance 401(k) Account.†
3.9	£1,600,000,000 Multicurrency Credit Facility Agreement, dated October 8, 1998, by and among Royal & Sun Alliance Insurance Group plc, Royal & Sun Alliance Insurance plc and Royal Insurance Holdings plc, as original borrowers, Royal & Sun Alliance Insurance Group plc and Royal & Sun Alliance Insurance plc as original guarantors, Chase Manhattan plc as lead arranger, Chase Manhattan International Limited as facility agent, The Chase Manhattan Bank, New York, as swingline agent and Others listed therein.*
3.10	Amendments to the Multicurrency Credit Facility Agreement, effective from August 21, 2000.†
5.1	Schedule of subsidiaries of Royal & Sun Alliance Insurance Group plc.
10.1	Certification by Chief Executive Officer in accordance with Section 906.
10.2	Certification by Chief Financial Officer in accordance with Section 906.

*	Incorporated by reference to our registration statement on Form 20-F filed on October 12, 2000.
†	Incorporated by reference to our annual report on Form 20-F filed on June 28, 2001.