Form 20-F
ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
filed 2004-06-30
CIK 1126313

As filed with the Securities and Exchange Commission on June 30, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number: 333-1-276-2

Royal & Sun Alliance Insurance Group plc

(Exact name of Registrant as specified in its charter)
Not Applicable

(Translation of Registrant’s name into English)
England and Wales

(Jurisdiction of incorporation or organization)
30 Berkeley Square
London W1J 6EW
England

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

As of December 31, 2003, there were outstanding:

2,880,199,331 ordinary shares, nominal value 27.5p per share including 9,545,526 American Depositary Shares (as evidenced by American Depositary Receipts), each representing five (5) ordinary shares

125,000,000 preference shares, nominal value £1 per share

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

We publish consolidated financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”). U.K. GAAP is based on requirements set forth in the Companies Act 1985 (as amended) of England and Wales (the “Companies Act”), the Statement of Recommended Practice (“SORP”) issued by the Association of British Insurers in December 1998, Statements of Standard Accounting Practice issued by the U.K. Accounting Standards Committee (pre-1990) and Financial Reporting Standards issued by the U.K. Accounting Standards Board (since 1990). Our consolidated financial statements including the notes thereto included in this annual report have been prepared in accordance with U.K. GAAP. Unless we note otherwise, financial information contained in this annual report is presented in accordance with U.K. GAAP. U.K. GAAP differs significantly from accounting principles generally accepted in the United States (“U.S. GAAP”). See notes 47 and 48 to our consolidated financial statements for a description of the significant differences between U.K. GAAP and U.S. GAAP, a reconciliation of net income and shareholders’ equity from U.K. GAAP to U.S. GAAP and condensed consolidated U.S. GAAP financial statements.

We publish our consolidated financial statements in British pounds. Unless we note otherwise, all amounts in this annual report are expressed in British pounds. As used herein, references to “U.S. dollars,” “dollars” or “$” and “cents” or “c” are to U.S. currency, references to “British pounds,” “pounds” or “£” and “pence” or “p” are to U.K. currency, references to “Canadian dollars” or “C$” are to Canadian currency, references to “euro” or “€” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, amended by the Treaty on European Union, and references to “Japanese yen” or “¥” are to Japanese currency. For your convenience, unless otherwise stated, this annual report contains translations of British pound amounts at the rate of £1.00 per $1.78, the Noon Buying Rate in New York City for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003. On May 28, 2004, the Noon Buying Rate was £1.00 per $1.83. See “Item 3—Key Information” for certain historical exchange rate information regarding the Noon Buying Rate. You should not construe these translations as representations that the amounts referred to actually represent translated amounts or that you could convert these amounts into the translated currency at the rates indicated.

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

U.S. GAAP differs significantly from U.K. GAAP. A description of the significant differences between U.K. GAAP and U.S. GAAP and reconciliations of our shareholders’ equity to U.S. GAAP as of December 31, 2003 and 2002, and of our net income for the three years ended December 31, 2003, are included in note 47 to our consolidated financial statements included herein. We have included a translation of the data as of and for the year ended December 31, 2003 from British pounds into U.S. dollars solely for your convenience at the rate of £1.00 per $1.78, the Noon Buying Rate on December 31, 2003.

Changes in Accounting Policy and Presentation

As described below, the financial information presented herein for all prior years has been restated from the original audited financial statements to conform to the accounting policies applied in 2003.

During 2003, our directors considered our accounting policy on the recognition of the internally generated value of life and asset accumulation business in accordance with the requirements of the revised SORP, issued by the Association of British Insurers in November 2003 for application by insurance companies to financial statements for accounting periods beginning on or after January 1, 2004. The revised SORP recommends that the internally generated value of long term insurance business should not be recognized. The existing version of the SORP contains no recommendation on recognition of the internally generated value of life and asset accumulation business.

Our directors reviewed the Group’s existing policy in light of the revised SORP’s requirement to change our accounting policy in 2004 and the acknowledgment that the new policy will continue after the adoption of International Financial Reporting Standards (“IFRS”) in 2005. Our directors concluded that it would be appropriate to make the change in the 2003 financial statements and to derecognize the internally generated value of life and asset accumulation business. As a result we changed our accounting policy and have restated all prior years accordingly.

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

Back to Contents

Consolidated Profit and Loss Account Data
	Year Ended December 31,
					Restated		Restated		Restated		Restated
	2003		2003		2002		2001		2000		1999
	$		£		£		£		£		£

	(in millions, except per ordinary share amounts)
Amounts in accordance with U.K. GAAP (1)
Net premiums written—general (property and casualty) business (2)	11,801		6,630		8,635		8,813		8,372		7,159
Net premiums written—long term (life) business (3)	2,622		1,473		1,882		2,899		3,439		3,284
Net investment income—general (property and casualty/shareholder) business (4)	1,860		1,045		1,000		1,141		1,212		1,582
Net unrealized losses on investments—general (property and casualty/shareholder) business	(703)		(395)		(638)		(1,013)		(161)		(645)
Net investment income—long term (life) business (5)	2,937		1,650		1,392		2,107		3,405		3,785
Net unrealized gains/(losses) on investments—long term (life) business	927		521		(1,851)		(3,642)		(2,149)		417
Long term (life) business result gross of tax (6)	972		546		209		173		239		235
General (property and casualty) business result (6)	(233)		(131)		(6)		(181)		101		231
(Loss)/profit on ordinary activities before tax	(260)		(146)		(953)		(1,210)		41		367
Tax on profit on ordinary activities	(386)		(217)		91		353		(128)		(71)
(Loss)/profit attributable to minority interest	(34)		(19)		(9)		5		1		(22)
(Loss)/profit attributable to shareholders	(680)		(382)		(871)		(852)		(86)		274
(Loss)/income earnings per ordinary share, basic (7)	(34.9	)c	(19.6	)p	(49.8	)p	(48.8	)p	(5.4	)p	14.4	p
(Loss)/income earnings per ordinary share, diluted (7)	(34.9	)c	(19.6	)p	(49.8	)p	(48.8	)p	(5.4	)p	14.3	p
Dividends per ordinary share (7) (8)	8.0	c	4.5	p	4.8	p	12.9	p	21.0	p	58.7	p
Amounts in accordance with U.S. GAAP
Net premiums written and policy fees (3)	13,800		7,753		9,934		10,694		10,125		8,887
Net investment income (5)	4,826		2,711		2,486		3,072		3,889		4,812
Net unrealized losses on investments	(239)		(134)		(1,302)		(2,270)		(1,185)		(471)
Net (loss)/income	(1,018)		(572)		(726)		(280)		474		933
Net (loss)/income per ordinary share, basic:
(Loss)/income before extraordinary item	(51.8	)c	(29.1	)p	(41.6	)p	(16.4	)p	26.5	p	50.1	p
Extraordinary item (9)	—		—		—		—		—		2.3	p
Net (loss)/income	(51.8	)c	(29.1	)p	(41.6	)p	(16.4	)p	26.5	p	52.4	p
Net (loss)/income per ordinary share, diluted:
(Loss)/income before extraordinary item	(51.8	)c	(29.1	)p	(41.5	)p	(16.4	)p	26.4	p	49.5	p
Extraordinary item (9)	—		—		—		—		—		2.3	p
Net (loss)/income	(51.8	)c	(29.1	)p	(41.5	)p	(16.4	)p	26.4	p	51.8	p

(1)	Amounts stated in U.S. dollars have been translated from British pound amounts at the rate of £1.00 per $1.78, the Noon Buying Rate on December 31, 2003.
(2)
The reduction in net premiums written in 2003 compared with net premiums written in 2002 arises from the disposal of a number of businesses during 2003. See “Item 5—Operating and Financial Review and Prospects—Consolidated Results of Operations”.

(3)
Premiums from life investment products attributable to unit-linked (separate account) business are recorded as premium income under U.K. GAAP. Under U.S. GAAP these premiums are reported as life investment product deposits, and revenue on this business comprises only the related policy fees for cost of insurance, administration, investment management and surrenders during the period.

(4)
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

(5)	Includes realized gains and losses.
(6)
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

Back to Contents

the actuarially determined surplus released in the year after considering investment, mortality and morbidity margins in respect of non-participating companies and the shareholders’ share of bonuses declared to with-profit (participating) policyholders.

(7)	Basic earnings per ordinary share, diluted earnings per ordinary share and dividends per ordinary share have been restated to reflect the bonus element of the rights issue in October 2003.
(8)
The dividends per ordinary share, in accordance with U.K. GAAP, include a final dividend for each year proposed by our Board subsequent to year end which is not paid until approved by our shareholders at our annual general meeting held in May of the subsequent year. In 1999, we paid a special dividend of 39p per share. See “—Dividends”.

(9)
During 1998, we recognized an extraordinary charge of £142 million (or 8.1p basic net income per ordinary share and 8.0p diluted net income per ordinary share) as a result of the early extinguishment of our remaining outstanding 7.25% subordinated convertible bonds originally due 2008. The loss was a result of our paying market value for the bonds that at the time of repurchase exceeded their carrying value. The loss was not tax effected in 1998 as the U.K. Inland Revenue had indicated to us that it did not regard the amount as tax deductible. Late in 1999, the U.K. Inland Revenue changed its position to agree with our tax position on the transaction. We recognized tax relief on the extinguishment in 1999 as an extraordinary item, in the same manner as the original item in 1998.

	Year Ended December 31,
	2003	2003	2002	2001	2000	1999
	$	£	£	£	£	£

	(in millions)
Amounts in accordance with U.K. GAAP
Additional information—segmental results (1)
Group operating result (based on longer term investment return):
United Kingdom	694	389	305	73	239	304
Scandinavia	239	134	94	90	35	35
US	(837)	(469)	(201)	(171)	133	157
Canada	63	35	(25)	21	30	56
International	205	115	11	51	22	(42)
Australia & New Zealand (2)	84	47	132	111	83	34

Total segmental results	448	251	316	175	542	544
Other activities (3)	(198)	(111)	(90)	(159)	(80)	11

Total	250	140	226	16	462	555

(1)	See “Item 5—Operating and Financial Review and Prospects—Consolidated Results of Operations” for a discussion of our operating segments.
(2)	Our Australia and New Zealand businesses were sold in May 2003 by way of an initial public offering.
(3)
Other activities include the operating result from non-insurance businesses such as real estate agency and investment management business. In addition it includes the longer term investment return applied to surplus capital, central expenses, income from associated undertakings, expenses related to investment activities and short term loan interest expense.

Group operating result (based on longer term investment return) is a measure used for internal purposes in the management of our business segments. See also Note 1K to our financial statements. It includes the pre-tax profits of our life and asset accumulation business, our property and casualty business and other activities including the Group’s share of the results of investments accounted for under the equity method. The property and casualty result and the result from other activities are determined using a longer term investment return to remove the effect of short term fluctuations in our investment portfolio. Group operating result (based on longer term investment return) is the same as group operating profit (based on longer term investment return) determined in accordance with the Association of British Insurers’ SORP, but before charging the following unallocated corporate items: the change in equalization provisions, amortization of goodwill (including goodwill in acquired claims provisions), amortization of the value of long term (life) business, premium paid on the redemption of our convertible bonds, dated loan capital interest and reorganization costs (including losses on terminated business) and short term investment fluctuations. It also excludes the profit or loss on disposal of subsidiaries and branches. This measure differs from the profit or loss on ordinary activities before tax, which includes each of the above items. For a reconciliation of group operating result (based on longer term investment return) to group operating profit (based on longer term investment return) and profit or loss on ordinary activities before tax, see “Item 5—Operating and Financial Review and Prospects”.

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

Back to Contents

Consolidated Balance Sheet Data
	As of December 31,
					Restated		Restated		Restated		Restated
	2003		2003		2002		2001		2000		1999
	$		£		£		£		£		£

	(in millions, except shares and per ordinary share amounts)
Amounts in accordance with U.K. GAAP (1)
Total investments	71,033		39,906		40,779		44,019		48,073		47,665
Unit-linked (separate account) assets (2)	6,896		3,874		4,169		7,631		8,783		8,429
Total assets	97,809		54,949		59,134		66,270		70,375		68,638
Total technical provisions (gross of reinsurance and excluding linked liabilities)	73,338		41,201		45,480		46,144		47,341		44,550
Technical provisions for linked liabilities (separate account liabilities) (2) (3)	6,894		3,873		4,168		7,619		8,726		8,318
Total technical provisions (gross of reinsurance)	80,232		45,074		49,648		53,763		56,067		52,868
Fund for Future Appropriations (4)	3,745		2,104		1,669		2,642		3,585		4,884
Dated loan capital (5)	1,367		768		773		784		784		610
Borrowings	773		434		702		1,084		382		676
Shareholders’ funds (excluding minority interest)	5,342		3,001		2,231		3,459		4,433		4,637
Net assets	7,325		4,115		3,409		4,642		5,623		5,658
Equity shareholders’ funds	5,119		2,876		2,106		3,334		4,308		4,512
Number of shares (in thousands)	2,880,199		2,880,199		1,782,789		1,781,824		1,776,467		1,768,510
Net assets per ordinary share (6)	178	c	100	p	118	p	187	p	243	p	255	p
Amounts in accordance with U.S. GAAP
Total investments	62,777		35,268		36,203		39,536		44,609		44,565
Total assets	98,139		55,134		59,860		67,194		71,022		69,341
Property and casualty liabilities	34,803		19,552		21,329		21,620		19,796		18,882
Life and asset accumulation liabilities	41,641		23,394		24,712		26,313		29,484		28,937
Separate account liabilities	6,883		3,867		4,162		7,599		8,615		8,218
Shareholders’ equity	4,489		2,522		2,600		4,377		5,767		5,921
Net assets per ordinary share (6)	156	c	88	p	146	p	246	p	325	p	335	p

(1)	Amounts stated in U.S. dollars have been translated from British pound amounts at the rate of £1.00 per $1.78, the Noon Buying Rate on December 31, 2003.
(2)	The movement between 2002 and 2001 arises principally from the disposal in 2002 of our life and asset accumulation operation in the Isle of Man.
(3)	Technical provisions for linked liabilities (separate account liabilities) are stated gross of reinsurance.
(4)
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

(5)	Dated loan capital consists of our subordinated guaranteed bonds and a subordinated guaranteed loan as shown in note 27 to our consolidated financial statements.
(6)
Net assets per ordinary share is calculated on shareholders’ funds (after excluding minority interest) and the number of ordinary shares issued at the end of the year, as restated for the rights issue – see note 26 to our consolidated financial statements.

Back to Contents

Exchange Rate Information

The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York, expressed in U.S. dollars per £1.00. On May 28, 2004, the Noon Buying Rate was $1.83 per £1.00.

Last Six Months	High	Low

	(U.S. dollars per British pound)
2004
May	1.84	1.75
April	1.86	1.77
March	1.87	1.79
February	1.90	1.82
January	1.85	1.79
2003
December	1.78	1.72

Year Ended December 31,	High	Low	Average (1)	End of Period

	(U.S. dollars per British pound)

2003	1.78	1.55	1.65	1.78
2002	1.61	1.41	1.51	1.61
2001	1.50	1.37	1.44	1.45
2000	1.65	1.40	1.51	1.50
1999	1.68	1.55	1.61	1.62

(1)	The average of the Noon Buying Rate on the last business day of each month during the relevant period.

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

Back to Contents

The table below presents dividends per ordinary share in each year indicated.

	Year Ended December 31,
			Restated		Restated		Restated		Restated
	2003		2002		2001		2000		1999

Pence
Special dividend (paid)	—		—		—		—		38.77	p
Interim (paid)	1.62	p	3.23	p	7.11	p	7.11	p	6.78
Final (proposed) (1)	2.90		1.62		5.82		13.89		13.17

Total	4.52	p	4.85	p	12.93	p	21.00	p	58.72	p

Cents (2)
Special dividend (paid)	—		—		—		—		62.42	c
Interim (paid)	2.79	c	5.20	c	10.31	c	10.66	c	10.92
Final (proposed) (1)	5.17		2.60		8.43		20.84		21.33

Total	7.96	c	7.80	c	18.74	c	31.50	c	94.67	c

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

Risk Factors

Our results are subject to fluctuations in both the fixed income and equity markets

Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

Fluctuations in interest rates affect returns on and the market values of our fixed income investments. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realized gains upon their sale are reduced. As at December 31, 2003, the fixed income investment assets backing our general insurance liabilities and shareholders’ funds amounted to approximately £11.0 billion. If interest rates were to rise by 100 basis points, the fair value of the fixed income portfolio would fall by approximately £300 million.

We invest a portion of our assets in equities, which are generally subject to greater risks and more volatility than fixed income securities. General economic conditions, stock market conditions and many other factors beyond our control can adversely affect the equity markets. Stock markets in each of the years 2002, 2001 and 2000 were volatile and fell in comparison with previous year ends. In contrast 2003 saw a recovery in market levels. As at December 31, 2003, the equity investment assets backing our general insurance liabilities and shareholders’ funds amounted to approximately £1.1 billion. If world equity markets decreased by 15 per cent., the fair value of the equity portfolio would fall by approximately £200 million.

In addition to the general insurance and shareholder portfolios, we have substantial exposure to both fixed income securities and equities within our life insurance portfolios world-wide. The investment risk on our life and asset accumulation insurance portfolios is often shared in whole or in part with our policyholders, depending on the product sold. Whilst fluctuations in the fixed income and equity markets will directly or indirectly affect the financial results of the life operations, the impact of such fluctuations on our financial condition is principally by way of changes to the capital requirements of the life businesses.

Our investment returns are also susceptible to changes in general economic conditions, including changes that impact the general creditworthiness of the issuers of debt securities and equity securities held in our portfolios. The value of our fixed income securities may be affected by changes in the investee’s credit rating.

Back to Contents

Where the credit rating of the issuer of a debt security drops, the value of the security may also decline. Should the credit rating of the issuer fall so low that regulatory guidelines prohibit the holding of such securities to back insurance liabilities, the resulting disposal may lead to a significant loss on our investment.

Although we have disposed of certain of our life and asset accumulation businesses, we still have a significant number of contracts which expose us to certain risks associated with fluctuations in interest rates and prices of equities. Such products include with-profits policies in the United Kingdom, which although we no longer sell, are long term contracts that we still have in force. Bonuses on with-profits policies are declared by the directors of the life companies after consideration of a number of factors. The amounts paid to policyholders in recent years on maturing contracts have exceeded notional investment performance of the assets underlying such contracts. In addition, products such as guaranteed annuities may have crediting or other guaranteed rates not related to market interest rates or the investment return on underlying assets which could result in us paying more on such products than we earn on the underlying assets.

We have exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. We no longer write such business; however, the nature of such contracts is normally such that we will be at risk for a number of years and therefore liabilities will remain for an extended period. Claims on these products may increase during periods of weak economic conditions. The financial enhancement portfolio of Financial Structures Limited, a U.S. subsidiary, contains a variety of credit default products, including collateralized debt obligations (“CDO”) and credit enhancement and residual value insurance contracts, for which the majority of premiums have not been earned and losses are provided for on an “as arising” basis. These products are no longer written. As of December 31, 2003, the gross and net CDO exposure aggregated approximately £484 million, which was comprised of £376 million of principal exposure and £108 million of interest guarantees. For CDO exposures, losses and loss adjustment expenses are established in an amount equal to the estimate of identified or case basis reserves on the occurrence of an insured event associated with insurance agreements in force at the balance sheet date.

Fluctuations in interest rates and returns from equity markets also impact consumer behavior, especially in the life and asset accumulation businesses, where demand for fixed income products, such as fixed-return pension products, may decline when interest rates fall and equity markets are performing well. The demand for general insurance, particularly commercial lines, can also vary with the overall level of economic activity.

In addition, the funding requirements of the Group’s defined benefit plans and our contributions to those plans will be dependent upon, among other things, fluctuations in interest rates and in the equity markets. As at December 31, 2003, our defined benefit pension funds had an estimated deficit of £525 million (net of tax) (of which £178 million related to pension funds in the United States), an increase from £494 million (net of tax) at year end 2002, using assumptions in accordance with Financial Reporting Standard No. 17 Retirement Benefits (“FRS 17”). FRS 17 compares, at a given date, the current market value of a pension fund’s assets with its long-term liabilities, using a discount rate in line with yields on “AA” rated bonds of suitable duration and currency. As such, the financial position of a pension fund on this basis will be highly sensitive to changes in equity markets and bond rates. Given the inherent short-term volatility of results measured on this basis compared to the long-term nature of the liabilities, we do not believe that there is a need to eliminate this deficit immediately. In the United Kingdom, with effect from 2004, we expect to contribute £30 million (net of tax) per annum for the next nine years which we believe, together with ongoing contributions from our employees which were introduced with effect from April 2004, will allow us to meet our obligations over the duration of the pension funds. A substantial portion of the pension deficit in the United States is included in the estimated costs of the restructuring of the U.S. business. If these contributions prove to be inadequate, because of the performance of the equity or fixed income portions of the pension funds’ portfolios or other factors, it is possible that we may be required to make further contributions. It is impossible to predict with certainty whether any such further contributions, in addition to those specified above, will be required or, if required, when the obligation will arise or the amount we will need to contribute.

Our loss and benefits reserves may not adequately cover actual losses and benefits

Our loss and benefits reserves may prove to be inadequate to cover our actual losses and benefits experience. We maintain loss reserves in our general insurance lines to cover our estimated ultimate liability for

Back to Contents

losses and loss adjustment expenses for reported and unreported losses incurred as of the end of each accounting period. We also maintain loss and benefits reserves for future policy benefits for our life and asset accumulation lines. Loss reserves do not represent an exact calculation of liability, but rather are estimates of the expected cost of the ultimate settlement of losses. These estimates are based on actuarial and statistical projections, at a given time, of facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new bases of liability and general economic conditions. Changes in these trends or other variable factors could result in claims in excess of loss and benefits reserves. For example, our assumptions concerning future loss cost inflation could prove to be insufficient at a time of rising interest rates, resulting in higher losses combined with a reduction in asset values in our investment portfolio to meet these losses. For some types of losses, most significantly asbestos-related and environmental pollution, it has been necessary, and may over time continue to be necessary, to revise estimated potential loss exposure and, therefore, the related loss reserves. Consequently, actual losses, benefits and related expenses paid may differ from estimates reflected in the loss and benefits reserves in our financial statements. To the extent loss and benefits reserves are insufficient to cover actual losses, loss adjustment expenses or future policy benefits, we would have to add to these loss and benefits reserves and incur a charge to our earnings.

In June 2003 we commissioned an independent review of our property and casualty loss reserves by Tillinghast-Towers Perrin. The loss reserve review covered our total property and casualty loss reserves in the United Kingdom, the United States, Scandinavia, Canada and Ireland as at March 31, 2003. Included within this scope were our asbestos reserves in the United Kingdom and the United States.

Although we believe that our existing general insurance loss reserves were within a reasonable range of estimates, the Tillinghast-Towers Perrin review identified a deficit of £800 million between our aggregate loss reserves as at March 31, 2003 and their best estimate as at that date. In accordance with our desire to reduce risk and uncertainty we determined to take a more prudent position on reserving given the continued uncertainty in relation to asbestos and environmental claims and workers’ compensation claims and to ensure greater consistency in reserving practice across the Group. Following the review, more work was undertaken by internal and external actuaries in validating the claims position. At December 31, 2003, we increased our net loss reserves by £563 million as a result of this work. This did not result in recognizing the whole of the deficit identified by Tillinghast-Towers Perrin. We estimate that at December 31, 2003 there was an implicit difference of £200 million between our best estimate of our property and casualty loss reserves at that date and Tillinghast-Towers Perrin’s best estimate earlier in the year. This reflects the inherent uncertainty in determining some aspects of property and casualty business claims provisions, in particular very long tail business and claims dependent on court judgments. Allowance is made for the implicit difference of £200 million within our internal risk-based capital model.

Additional losses, including losses arising from changes in the legal environment, the type or magnitude of which we cannot foresee, may emerge in the future. Any insufficiencies in loss reserves for future claims, including asbestos-related and environmental pollution claims, could have a material adverse effect on our future consolidated financial condition, results of operations and cash flows.

We have significant exposure arising from insurance contracts underwritten in previous years. Contracts covering liability issues, for example, create risks in the fact that their loss projections are subject to actuarial calculations based on accepted methodologies used within the insurance industry worldwide which may not prove accurate. In particular, we have exposure to asbestos and environmental claims in the United States, asbestos claims in the United Kingdom, other employer liability claims in the United Kingdom and workers’ compensation claims in the United States. All of these are significant reserves for us and all are subject to specific actuarial calculations. These actuarial models and calculations are routinely tested by external independent consultants but notwithstanding this there are residual risks in that the assumptions within the models may not reflect future experience. Reserving for asbestos and environmental claims is subject to a range of uncertainties that are generally greater than those presented by other types of claims. These include long reporting delays, unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional loss reserving techniques cannot wholly be relied on and we have employed specialized techniques to determine reserves in a prudent manner using the extensive knowledge of both internal asbestos and environmental experts and external legal and professional advisors. In addition, the prevalence of asbestos-related claims is a more recent development in the United Kingdom than in the United States. As such, there is less data and information

Back to Contents

relating to asbestos claims in the United Kingdom available to conduct our U.K. asbestos reserving analysis and thus more potential for variability in ultimate outcomes.

We use a discount factor of 5% to discount certain long tail reserves. While we believe 5% is a reasonable long term discount factor to use, the fact that current long term interest rates in our main markets may be below that level, and the fact that we may not have fully matched our assets to long term liabilities, creates a risk that our loss reserves for these long tail claims may not be sufficient.

See “Item 4—Information on the Company – Property and Casualty Reserves” for a fuller discussion of our property and casualty loss reserves including discussion of the range of uncertainties around asbestos loss reserves.

Regulatory changes could adversely affect our business and may have significant implications for our capital position

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

The U.K. regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of European Union directives but is also the response of the regulators to the challenging market conditions that have prevailed over the last few years. Some of the key changes that can be expected in the solvency requirements in the United Kingdom are anticipated to arise in 2004. Inevitably, until the requirements are finalized, there will be some uncertainty as to the implications for the Group’s solvency and the impact of such developments could materially increase our solvency requirements. In particular, the following developments, which are referred to elsewhere in this annual report, are relevant:

•
it is expected that the Financial Conglomerates Directive will be implemented in the United Kingdom as a hard test as of January 1, 2005 and this can be expected to impact the Insurance Groups Directive as it applies to U.K. insurance companies;

•
the United Kingdom is required to implement the EU Solvency I Directives for financial years beginning on or after 2004. Among other changes, under the Solvency I Non-life Directive, firms that discount their technical provisions for outstanding claims, as the Group does, will have to reduce their available margin of solvency by a corresponding amount. The Group successfully applied for a waiver, valued at £400 million, relating to the ability to continue our present practice of discounting very long dated general insurance claims liabilities. All waivers are for a limited period. We currently expect to apply for a renewal when the waiver expires. We believe this approach is appropriate and is consistent with the longer term direction of the regulatory requirements as well as IFRS and the principles of fair value. Other changes introduced under the EU Solvency I Directive increase our solvency requirements through higher requirements for liability business and the increase in individual company minimum margins;

•
The FSA have also issued guidance concerning proposed changes in the regulatory capital framework with a view to anticipating requirements of EU Solvency II Directives. The ECR or Economic Capital Requirement, is based on the principle of there being a capital charge for the various types of risk that an insurer faces, such as underwriting, adverse claims development and credit risk. The ECR sets out capital charge percentages for particular lines of insurance business and for particular assets and liabilities; and

•	the Group’s U.K. life companies are subject to the regulatory changes and risks described below and in the Risk Factor entitled “Our U.K. life business is subject to particular risks”.

Back to Contents

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

For a further discussion of regulatory risks, see “Item 4—Information on the Company—Regulation”.

Proposed U.S. legislation regarding U.S. asbestos liability could adversely affect our business

A new Senate Bill 2290 (Fairness in Asbestos Injury Resolution or ‘FAIR’ Act) was introduced to the U.S. Senate on April 7, 2004 and was intended to substitute the earlier bill, Senate Bill 1125. The new bill in its current form would establish a privately financed trust fund to provide payments to individuals with asbestos related illnesses and would remove asbestos claims from the tort litigation system for the duration of the fund. The trust would be funded with $100 billion and would be financed by primary insurers, reinsurers and industrial enterprises. The proposed bill would remove pending and future cases from the judicial system and place these cases and claims into a no fault Trust Fund to be administered by the U.S. Department of Labor. It would establish medical criteria to ensure that only people who showed signs of asbestos related illnesses would be entitled to payments from the trust.

If the bill passes in its current form, the U.S. insurance industry would be responsible for funding a certain share of the trust fund (estimated to be $46 billion). It is proposed that an Asbestos Allocation Commission be established to develop a formula to determine each individual insurer’s share, it is not possible at this stage to predict the exact formula. The Group is a member of the core working group helping to develop recommendations with respect to the insurance industry’s financial parameters relative to the Trust Fund.

Passage of Senate Bill 2290, in its current or an amended form, is far from certain. Similarly, there are concerns once the fund is exhausted, as claimants would have a right to return to the tort system. The return would be confined to the Federal court using the same medical conditions as the fund, which are different to the categories applied in the traditional tort system. There can be no assurance that Senate Bill 2290, if ultimately passed, and the amount and timing of any payments by the Group to the trust established there under, would not have a material adverse effect on the Group’s consolidated financial position, results of operations or cash flows.

Our restructuring plans in the United States are subject to particular risks

Our restructuring plans in the United States are complex and are subject to particular risks. Our U.S. subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorized to do business. In the United States, the conduct of insurance business is regulated at the state level and not by the federal government. The implementation of our restructuring plan in the United States will be subject to the approval of insurance regulators in many jurisdictions applying differing insurance regulations. The outcome of such proceedings and approvals may lead to conflicting pronouncements and amendments to our restructuring plan that may have a material impact on our financial condition and business prospects. Some events or transactions comprised in our restructuring plans may give rise to liabilities which, individually or taken together, are sufficiently material to require the provision of additional capital, or the

Back to Contents

implementation of alternative transactions, to meet legal or regulatory obligations. For example, although we currently estimate that the cost of implementation of our restructuring plans will amount to £300 million to be incurred over the next five years, which we believe is a prudent estimate, the actual level of expenses incurred will depend on the precise actions taken to restructure the business, and potential developments that are not within our control, including without limitation regulatory, employee and customer responses. If the actual level of expenses exceeds our estimate, we may need to provide additional capital to our U.S. operations which could have a material adverse effect on our results of operations, financial condition and cash flows.

Insurance regulatory agencies in the United States have broad administrative power to regulate many aspects of a company’s insurance business, including trade and claims practices, accounting methods, premium rates, marketing practices, advertising, policy forms and capital adequacy. These agencies are concerned primarily with the protection of policyholders rather than shareholders or creditors. Moreover, insurance laws and regulations, among other things, establish solvency requirements, including minimum reserves and capital and surplus requirements, limit the amount of dividends, intercompany loans and other payments our U.S. subsidiaries can make without prior regulatory approval, impose restrictions on the amounts and types of investments we may hold, and require assessments to pay claims of insolvent insurance companies.

Insurance regulatory agencies in the United States also have broad power to institute proceedings to take possession of the property of an insurer and to conduct the business of such insurer under rehabilitation and liquidation statutes. Among the reasons for instituting such proceedings may be that the insurer is found, upon examination, to be in such condition that further transaction of business will be hazardous to its policyholders, creditors or the public. The regulators in our domiciliary states continuously examine existing laws and regulations. We cannot predict the effect any proposed or future legislation or rulemaking in the United States or elsewhere may have on the financial condition or operations of our U.S. subsidiaries.

In addition to the regulatory risks described above, our restructuring plans in the United States are subject to operational risks. For example, our plans are dependent in part upon significant management attention, which could adversely affect our ability to carry out the day-to- day functions of the business. In addition, we may not have or be able to retain personnel with the appropriate skill sets for the tasks associated with our restructuring, which could adversely affect the implementation of our plans.

In connection with the sale in September 2003 to Travelers Indemnity Company, a subsidiary of Travelers Property Casualty Corp, of the renewal rights for our standard personal lines portfolio and the majority of our commercial lines, we will remain responsible for the liabilities of such businesses written prior to the sale. The sale of renewal rights transfers to the purchaser the right to renew existing policies when they come up for renewal. Liabilities for claims incurred prior to the end of the current policy term will be borne by us. As such, we will retain the assets matching these insurance liabilities and the related reserves with respect to these lines of business. However, to the extent that our reserves are insufficient to cover future claims relating to the period prior to the sale, we will have to increase them. This could have a material adverse effect on our results of operations, financial condition and cash flows.

Our UK life business is subject to particular risks

In common with other companies owning life insurance businesses, the Group is subject to a number of material contingent risks. These risks include, in particular, exposures to volatility in the international equity markets; potential liabilities arising from the sale of guaranteed annuity options (“GAOs”) on pension policies and liabilities arising from the potential misselling of mortgage endowment policies. To the extent that certain of these risks (such as GAOs or mortgage endowments) might involve future losses, the Group believes that it has made adequate provision in its financial statements on the basis required, based upon information available to the Group. However, the losses which may be incurred are uncertain and may significantly exceed the provisions made.

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

Back to Contents

The FSA has required all U.K. insurers to contact certain policyholders who effected mortgage endowment policies to cover the repayment of capital on an interest-only mortgage. The Group has undertaken mailings to sections of policyholders who bought policies since January 1, 1997, and is dealing with complaints in accordance with the regulator’s requirements. Though the Group has established reserves against claims which are believed to be prudent based on the information available and the Group’s experience of complaints, the ultimate cost of compensation is uncertain, and will be determined by factors including future requirements of the regulator; the proportion of policyholders contacted by the Group who make claims for compensation; and the methods adopted for calculating losses in relation to claims. Consequently, it is possible that liabilities may significantly exceed these reserves. Apart from these potential liabilities, on March 27, 2003 the Group was formally notified by the FSA of a fine totaling £950,000 in relation to this issue.

During 2003 the FSA continued to develop guidance for the U.K. life insurance industry on the assessment of capital requirements. For the Group this has led to the establishment of various buffers and margins within our two U.K. life companies, Royal & Sun Alliance Life & Pensions Limited (“RSALP”) and Sun Alliance and London Assurance Company Limited (“SALAC”). These companies have been granted a number of waivers by the FSA from certain aspects of the statutory liability valuation rules and has received individual guidance on the application of certain rules. These waivers improved the statutory solvency position of these companies and enabled the termination of SALAC’s reinsurance that was previously providing statutory solvency relief. We have now concluded our discussions with the FSA regarding non Guaranteed Annuity Rate (“GAR”) misselling, target percentage of assets shares and other matters and the FSA has agreed to remove the entirety of the buffers and margins mentioned above. See “Item 5—Operating and Financial Review and Prospects—Industry Conditions”.

The assumptions we make in deriving our assessment of our life insurance reserves may differ from that which we experience in the future. These assumptions include our assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed interest and other categories, policyholder bonus rates (some of which are guaranteed), mortality rates, policyholder lapses and future expense levels. We monitor our actual experience of these assumptions and to the extent that we consider that this experience will continue in the longer term we refine our long-term assumptions. Changes in such assumptions may lead to changes in the life insurance reserves which would affect our life capital position.

Catastrophes and weather-related events may adversely affect us

General insurance companies frequently experience losses from catastrophes. Catastrophes may have a material adverse effect on our consolidated financial condition, results of operations and cash flows. Catastrophes include windstorms, hurricanes, earthquakes, tornadoes, severe hail, severe winter weather, floods, fires and terrorist attacks. In addition, prolonged periods of dry weather can give rise to subsidence resulting in substantial volumes of claims, particularly under U.K. household buildings policies. The incidence and severity of these catastrophes are inherently unpredictable. The extent of our losses from catastrophes is a function of the total amount of losses our clients incur, the number of our clients affected, the frequency of the events and the severity of the particular catastrophe. Most catastrophes occur in small geographic areas. However, windstorms, hurricanes, floods and earthquakes may produce significant damage in large, heavily populated areas, and subsidence claims can arise in a number of geographic areas as a result of exceptional weather conditions. Our efforts to protect ourselves against catastrophe losses, such as the use of selective underwriting practices, the purchasing of reinsurance and the monitoring of risk accumulations, may not be adequate.

Litigation outcomes could adversely affect our business

We are involved in, and may become involved in, legal proceedings that may be costly if we lose and that may divert management’s attention. For example, we are involved in litigation in the United States in connection with a series of credit risk insurance policies covering loans made to students in various post-secondary trade schools in the United States, primarily truck driving schools. In 2002, a U.S. subsidiary of the Group filed lawsuits seeking, among other things, rescission of these policies and several U.S. entities filed suit against the U.S. subsidiary seeking to enforce these credit risk insurance policies. As of December 31, 2003, the loan portfolio had a face value of $501 million. In the event that the lawsuits do not result in the complete rescission of all the credit risk insurance policies, any losses on the student loan portfolio, to the extent not offset by reinsurance, recoveries from the original borrowers under the defaulted loans, any remaining reserves established

Back to Contents

under the loan programs or recoveries from other third parties, will ultimately be borne by the Group’s U.S. subsidiary.

In the ordinary course of our insurance activities, we are routinely involved in legal or arbitration proceedings with respect to liabilities which are the subject of policy claims. For example, we have estimated the cost of insurance losses associated with the terrorist actions of September 11, 2001 to be £279 million as at December 31, 2003, net of reinsurance. The estimate is based on the industry position that the destruction of the World Trade Center towers represents one occurrence rather than two. This position, however, is the subject of ongoing litigation in the United States and, as a consequence, there is uncertainty as to the eventual cost of the insurance losses associated with this event.

As insurance industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues can have a negative effect on our business by either extending coverage beyond our underwriting intent or by increasing the number and size of claims. Recent examples of emerging claims and coverage issues include increases in the number and size of water damage claims in the United States related to expenses for testing and remediation of mould conditions.

In addition, to the extent that legal decisions in any of the jurisdictions in which we operate world-wide may increase court awards, and that the impact may be applied prospectively or retrospectively, claims and benefits reserves may prove insufficient to cover actual losses, loss adjustment expenses or future policy benefits. In such event, or where we have previously estimated that no liability would apply, we would have to add to our loss reserves and incur a charge to our earnings. Such insufficiencies could have a material adverse effect on our future consolidated financial condition, results of operations and cash flows.

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

For a further discussion on litigation risks, see “Item 8—Financial Information—Legal Proceedings”.

Changes in our ratings may adversely affect us

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

Following the announcement of our strategic plans in November 2002 all the major rating agencies revised the Group’s ratings. A.M. Best Company (“A.M. Best”) affirmed our “A- excellent” rating and changed the outlook from “negative” to “stable”. Standard & Poor’s Rating Services (“Standard & Poor’s”) moved the Group’s Financial Strength Rating to “A-” with a “developing” outlook. Moody’s Investors Services (“Moody’s”) moved the Group Financial Strength Rating to “Baa1” with a “stable” outlook.

Several of the agencies revised our ratings further in 2003. A.M. Best moved our “A-” rating with a “stable” outlook to “A-” with a “negative” outlook, while Standard & Poor’s moved the Group’s Financial Strength Rating in July 2003 from “A-” with a “developing” outlook to a “negative” outlook. Moody’s revised the Group Financial Strength Rating from “Baa1” to “Baa2” in July and changed the outlook to “stable” from “negative”, which had been the outlook since March 2003. The rating from A.M. Best represents their third highest category out of eight, the rating from Standard & Poor’s represents their third highest category out of eight, and the rating from Moody’s represents their fourth highest category out of nine.

Back to Contents

Our U.S. operations are rated separately by the rating agencies. Due to a weakened capital base and the perceived reduction in the strategic importance of the U.S. operations to the Group, several rating agencies downgraded the financial strength rating of our U.S. operations in 2002 and 2003. Current ratings of the main U.S. operations are “B” with a “negative” outlook from A.M. Best, “BB+” with a “negative” outlook from Standard & Poor’s and “Ba3” with a “negative” outlook from Moody’s. The rating from A.M. Best represents their fifth highest category out of eight, the rating from Standard & Poor’s represents their fifth highest category out of eight, and the rating from Moody’s represents their fifth highest category out of nine. These ratings apply to the U.S. pool members and a few non-members have ratings below those assigned to the pool. For a discussion of the U.S. pool, see “Item 4—Information on the Company—Regulation—United States”.

The cyclical nature of the general insurance industry may cause fluctuations in our results

Historically, the general insurance industry has been cyclical and operating results of insurers have fluctuated significantly because of volatile and sometimes unpredictable developments, many of which are beyond the direct control of any insurer. We expect to experience the effects of this cyclical nature, including changes in premium levels, which could have a material adverse effect on our results of operations.

The unpredictability and competitive nature of the general insurance business historically has contributed to significant quarter-to-quarter and year-to-year fluctuations in underwriting results and net earnings in the general insurance industry. In addition, unanticipated underwriting losses and claims reserve adjustments suffered by our general insurance subsidiaries could have an adverse impact on our financial condition and operating results.

Our results may be impacted by the inability of our reinsurers to meet their obligations

We transfer our exposure to certain risks to others through reinsurance arrangements. In particular, for the year to December 2004 we have a quota share reinsurance agreement with Munich Re Group relating to the majority of the general insurance business we write. See “Item 4—Information on the Company—Reinsurance” for a discussion of the Munich Re Group quota share reinsurance agreement. Under such arrangements, other insurers assume a portion of the losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of our reinsurance will increase our risk of loss.

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

The proposed program of strategic and operational improvements will be large and challenging to implement

Our program of strategic and operational improvements is complex and involves a restructuring of, and the implementation of substantial changes to, a significant portion of the Group’s operations. In addition, the program contemplates actions being taken in a number of businesses and jurisdictions simultaneously. Implementation of the planned improvements and realization of the forecast benefits will be challenging within the timeframe contemplated by the Group. Successful implementation of this program will require a significant amount of management time and, thus, may affect or impair management’s ability to run the business effectively during the period of implementation. In addition, we may not have, or be able to retain, personnel with the appropriate skill sets for the tasks associated with our improvement program, which could adversely affect the implementation of our plans.

Back to Contents

The estimated expense savings and the claims and underwriting improvements contemplated by the program are significant. There can be no assurance that the Group will realize these benefits in the time expected or at all. In addition, the Group currently anticipates that the total costs associated with the implementation of the expense savings program will amount to approximately £300 million and there can be no assurance that the costs will not exceed this amount.

The implementation of our strategy depends, in part, on our ability to exit from or dispose of certain businesses. The timing and ability to generate and release capital from disposals will be subject to the price, if any, that third parties are prepared to pay for such businesses, to the tax arising from disposals and to the conditions and clearances that regulators may impose on such disposals and, in certain circumstances, such disposals may give rise to losses or other write-offs if the proceeds received are less than the carrying value of the disposed businesses. The timing and ability to release capital from closing down businesses will also be subject to local laws, regulations and practices.

The delivery of our expected operational improvements also depends, in part, upon a reduction in our workforce, which will require consultation with unions and employee councils in many of the jurisdictions in which we operate. Such consultations may result in our having to delay or scale back the proposed redundancies or incur greater costs than we currently anticipate.

Achieving our operational improvement goals will also require improvement in the pricing of our products, which is dependent in part on factors beyond our control, including general market conditions and in a number of jurisdictions regulatory controls on pricing. In addition, expected operational improvements in our underwriting and claims processes and other performance improvement initiatives we have identified may not be achieved in the expected amounts or timeframes.

Certain of our intended operational improvements and expense savings are anticipated to arise from the selective use of outsourcing and the piloting of some outsourcing initiatives offshore. These initiatives and our existing outsourced operations may entail additional operational or control risks arising from the performance by third party contractors or consultants of functions or processes which were formerly carried out within the Group. These risks may result in additional requirements for supervision, audit or intervention by employees of the Group and potential costs in the event of the failure of systems or controls or a breach by a contractor or consultant of its obligations.

In the event that we are unable to successfully implement our strategy, our financial performance and results of operations could be adversely affected.

Availability of capital is critical to our strategic targets

Achieving our estimate of £6.4 billion of net premiums written in the year 2005, and certain of our other strategic targets, will depend in part on the availability of capital to the Group. If capital is not available in the amounts currently projected by the Group, these targets may not be met. Capital may not be available to the Group for these purposes, for example, because of changes in regulatory capital requirements, fluctuations in fixed income or equity markets, adverse developments in our claims experience and technical reserve requirements, or other factors described elsewhere in this annual report.

We face significant competition from other global, national and local insurance companies and from self-insurance

We compete with global, national and local insurance companies, including direct writers of insurance coverage as well as non-insurance financial services companies, such as banks, broker-dealers and mutual fund providers, many of which offer alternative products or more competitive pricing. Some of these competitors are larger than we are and have greater financial, technical and operating resources. The general insurance industry is highly competitive on the basis of both price and service. There are many companies competing for the same insurance customers in the geographic areas in which we operate. If our competitors price their premiums more aggressively and we meet their pricing, this may adversely affect our underwriting results. In addition, because our insurance products are marketed through independent insurance agencies, which represent more than one insurance company, we face competition within each agency. We also face competition from the implementation

Back to Contents

of self-insurance in the commercial insurance area. Many of our customers and potential customers are examining the risks of self-insuring as an alternative to traditional insurance.

Changes in foreign exchange rates may impact our results

We publish our consolidated financial statements in pounds sterling. Therefore, fluctuations in exchange rates used to translate other currencies, particularly other European currencies and the U.S. dollar, into pounds sterling will impact our reported consolidated financial condition, results of operations and cash flows from period to period. These fluctuations in exchange rates will also impact the pound sterling value of our investments and the return on our investments. For a discussion of the impact of changes in foreign exchange rates on our results of operations for each of 2003 and 2002, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

Back to Contents

ITEM 4. INFORMATION ON THE COMPANY

OVERVIEW

We are one of the world’s leading multinational insurers. We conduct operations in over 30 countries and cover risks in over 130 countries. We offer a broad range of property and casualty insurance products and in a limited number of countries, primarily in Latin America, we also offer a range of life insurance, savings and pension products. In addition, we conduct complementary businesses in support of our insurance operations such as risk management services including claims management and loss control services in our major markets around the globe.

On September 4, 2003 we announced the outcome of a review of our operations that we had instituted in April 2003. The purpose of the review was to provide a comprehensive picture of our businesses and markets and their long term viability and attractiveness. The review also examined the operating performance of the business to identify opportunities for further improvement. We also conducted a thorough analysis of our capital position.

Based on the review, we announced that our strategy would have the following components:

•	Focus on property and casualty insurance in those markets where we have a strong position, primarily the United Kingdom, Scandinavia and Canada.

•	Restructure of our operations in the United States.

•
Create a more focused business with commercial lines continuing to be weighted more towards property and personal lines focusing on direct distribution and selected intermediated lines. In personal lines, in particular, we will focus on driving down the cost of delivery.

•	Implement operational excellence in underwriting and claims management through the introduction of tighter processes and new systems.

•
Seek to ensure the risk profile of our business is commensurate with our capital base. The nature and amount of risk that we underwrite in our different markets needs to reflect a proper balance between risk and profitability.

•	Instil a performance management culture by improving management controls and introducing new review procedures that have a clear focus on accountability and that target delivery.

The restructuring of our U.S. operations included the sale in September 2003 of the renewal rights for our standard personal lines business and the majority of our commercial lines business to The Travelers Indemnity Company, a subsidiary of Travelers Property Casualty Corporation. In 2002 these portfolios accounted for net premiums written of $395 million and $1,172 million respectively. In 2003 these portfolios accounted for net premiums written of $435 million and $700 million respectively.

During the remainder of 2003 we negotiated a number of other renewal rights arrangements, reducing our ongoing net premiums written in the United States by a further $200 million. Our remaining business in the United States principally consists of our non-standard automobile business which produced strong results in 2003 with a combined operating ratio of 94.1%. We anticipate that our ongoing premium level in the United States will be around $500 million per year.

Based on our new strategic and operating plans, we also announced revised targets as follows:

•
A new annualized expense savings target of £270 million, including the £160 million announced in November 2002, to be substantially achieved by year end 2006 following a targeted improvement in processes and systems, the selective use of outsourcing, and the piloting of the transfer of some functions to offshore locations; and

•
A new average combined ratio target of 100% for our ongoing business over the insurance cycle, supported by improvements in claims and underwriting performance through the implementation of process improvements, system changes and management best practices. This compares to the previous combined ratio target of 102% adopted in 2002.

Back to Contents

At December 2003 we had achieved £144 million of annualized expense savings. The costs of achieving the expense savings target of £270 million on an annualized basis are expected to be approximately £300 million incurred over the period ending December 31, 2006 and will be charged as reorganization costs. Of this amount, £173 million was expensed during 2002 and 2003. Costs associated with the implementation of claims efficiencies and underwriting improvements will be treated as normal business investment costs and therefore reflected in our combined ratios.

In November 2002 we announced our “Operating and Financial Review” which included plans to refocus the Group. In combination with our September 2003 review, this has significantly reduced our net premiums written and led to the sale or closure of a number of businesses as well as our withdrawal from a number of countries. All of these actions have one aim, to produce a Group that is disciplined, focused and well positioned to deliver consistent returns to shareholders.

The November 2002 review resulted in a number of radical action plans to reshape the Group, including the initial public offering of our Australian and New Zealand businesses, which was completed in May 2003 and the sale of Royal Specialty Underwriting Inc. in the United States, which was completed in July 2003. Our aim of reducing the overall level of personal lines premiums, with specific emphasis on reducing unprofitable intermediated business in the United Kingdom and Canada, has now been largely completed. We continue to see good opportunities in direct personal lines and carefully selected intermediated business in these and other markets. We continue to seek to increase commercial premiums, particularly in the United Kingdom.

Our focus on fewer businesses in fewer markets will have a significant impact on our overall business going forward. Our target is to reduce net premiums written from £8.6 billion in 2002 to £6.4 billion by the end of 2005. We are becoming smaller but we will seek to remain a substantial international insurer capitalizing on profitable growth in those markets in which we remain.

For 2003 we reported:

•	property and casualty net premiums written (gross premiums written less premiums reinsured) of £6,630 million, or $11,801 million;

•	life and asset accumulation net premiums written of £1,473 million, or $2,622 million;

•	loss on ordinary activities before tax of £146 million, or $260 million;

•	loss attributable to shareholders of £382 million, or $680 million;

•	total investments of £39,906 million, or $71,033 million; and

•	shareholders’ funds of £3,001 million, or $5,342 million.

For a discussion of our financial results see “Item 5—Operating and Financial Review and Prospects”.

We market our products through multiple channels, including brokers and other intermediaries, corporate partnerships and affinity marketing programs, as well as direct to the customer. This multi-channel distribution strategy allows us to reach a broad cross section of personal and commercial customers.

In the commercial market, we conduct business with multinational and national companies, as well as middle market and small businesses.

For personal customers, we are increasing the proportion of direct business that we write. We are a leading direct marketer of personal insurance products in the United Kingdom. We ceased renewals on the HBoS book of business from January 1, 2004, however we still work with a range of corporate partnerships, which complement our broker and direct businesses by enabling us to capitalize on the broad customer bases of those corporate partners, which include banks, mortgage lenders, retailers and affinity groups with widely recognized brands.

A new regional structure that reflects the changes taking place in our business and our geographic focus was implemented in stages during 2003. Following the initial public offering of shares in our Australian and New

Back to Contents

Zealand businesses, the sale and renewal rights deals for much of our U.S. business and other disposals, we decided that the old groupings of Americas, Asia Pacific and EMEA (Europe, Middle East and Africa), which were introduced in 1998, were no longer appropriate.

The Group is now divided into four regions: United Kingdom, Scandinavia, United States and International (including Canada). International consists of all of the Group’s businesses outside the United Kingdom, United States and Scandinavia. This includes businesses in Ireland, Italy, the Middle East and Africa, as well as businesses in Latin America and the Caribbean and the Group’s remaining businesses in Asia. The Canadian operations now report through the International line, but, because of their size relative to the other operations within the International region, the Canadian results were treated as a separate segment and reported separately during 2003.

The International businesses will be managed for profit and to maximize shareholder value. We expect that the number of countries in which the Group operates will continue to decline as we refocus our portfolio.

Our operating segments have been defined based on our management structure and for 2003 were organized into the following regions:

•	United Kingdom. The United Kingdom accounted for 46.0% of our total net premiums written in 2003.

•	Scandinavia. Scandinavia accounted for 18.7% of our total net premiums written in 2003.

•	United States. The United States accounted for 13.4% of our total net premiums written in 2003.

•	International (excluding Canada). International (excluding Canada) accounted for 11.3% of our total net premiums written in 2003.

•	International – Canada. Canada accounted for 6.2% of our total net premiums written in 2003.

•
Australia and New Zealand. Our Australian and New Zealand businesses were disposed of by way of an initial public offering on May 12, 2003. Together they accounted for 4.4% of our total net premiums written in 2003.

•
Other Activities. This consists of our non-insurance activities including results of associated undertakings. In addition it includes the longer term investment return applied to the surplus or deficit of capital after allocation to the general (property and casualty) business result, central expenses, income from associated undertakings, expenses related to investment activities and short term loan interest expense.

Back to Contents

PRINCIPAL MARKETS

Overview

We offer a broad range of property and casualty insurance products in our United Kingdom, Scandinavia, United States and International regions. In a limited number of countries we also offer life insurance and asset accumulation products.

The table below presents the distribution of our 2003, 2002 and 2001 consolidated property and casualty net premiums written by region and line of business. During 2002, we entered into a 10% quota share reinsurance program with Munich Re Group which covered the majority of our property and casualty business written in the United Kingdom, Denmark, the United States, Canada and Australia. Under this arrangement, Munich Re Group assumed 10% of our losses and expenses associated with reported and unreported losses in exchange for 10% of the policy premiums. The amount of written premiums ceded in 2002 was £698 million. The Group renewed the quota share arrangement with Munich Re Group in January 2003, pursuant to which 15% of the majority of our business written in the United Kingdom, Denmark, Ireland, the United States and Canada was reinsured. The amount of written premiums ceded in 2003 was £678 million. As from January 1, 2004, we entered into an 8% quota share arrangement with Munich Re Group covering the majority of our property and casualty business written in the United Kingdom, Denmark, Canada and Ireland, on similar terms to the 2003 contract.

The information presented below for our Scandinavian region includes net premiums written by our life and asset accumulation operation in Denmark which was sold in June 2004. Our life and asset accumulation operation in Denmark accounted for £324 million of our Scandinavian life and asset accumulation net premiums written in 2003, £268 million of our Scandinavian life and asset accumulation net premiums written in 2002 and £231 million of our Scandinavian life and asset accumulation net premiums written in 2001.

The information presented below for our United Kingdom region includes net premiums written by our health insurance business which was sold in April 2003. Our health insurance business accounted for £73 million of our U.K. property and casualty net premiums written in 2003, £245 million of our U.K. property and casualty net premiums written in 2002 and £270 million of our U.K. property and casualty net premiums written in 2001.

The information presented below for our International region includes net premiums written by our Benelux, German and Italian direct automobile businesses which were sold in 2002. Our Benelux, German and Italian direct automobile businesses accounted for £250 million of our International property and casualty net premiums written in 2002 and £280 million of our International property and casualty net premiums written in 2001.

The information presented below for our United States region includes net premiums written by the businesses impacted by the strategic redirectioning, including those businesses disposed of in 2003, of $1.9 billion in 2003 and $2.9 billion in 2002, before any deduction for premiums ceded to Munich Re under the quota share treaty.

Back to Contents

Property and Casualty Net Premiums Written
	Year ended December 31,
	2003		2002		2001
	£ in millions	% of total	£ in millions	% of total	£ in millions	% of total

United Kingdom:
Personal	1,152	17.4%	1,647	19.1%	1,691	19.2%
Commercial	1,670	25.2	1,779	20.6	1,799	20.3

Total United Kingdom	2,822	42.6	3,426	39.7	3,490	39.5

Scandinavia:
Personal	618	9.3	525	6.1	418	4.7
Commercial	549	8.3	427	4.9	339	3.9

Total Scandinavia	1,167	17.6	952	11.0	757	8.6

United States:
Personal	460	6.9	470	5.4	561	6.4
Commercial	630	9.5	1,425	16.5	1,607	18.2

Total United States	1,090	16.4	1,895	21.9	2,168	24.6

Canada:
Personal	374	5.7	348	4.0	372	4.2
Commercial	129	1.9	179	2.1	207	2.4

Total Canada	503	7.6	527	6.1	579	6.6

International:
Personal	370	5.5	530	6.1	645	7.3
Commercial	395	6.0	549	6.4	560	6.4

Total International	765	11.5	1,079	12.5	1,205	13.7

Australia and New Zealand (1):
Personal	197	3.0	502	5.9	411	4.7
Commercial	86	1.3	254	2.9	203	2.3

Total Australia and New Zealand	283	4.3	756	8.8	614	7.0

Total property and casualty	6,630	100.0%	8,635	100.0%	8,813	100.0%

Total personal	3,171	47.8%	4,022	46.6%	4,098	46.5%
Total commercial	3,459	52.2	4,613	53.4	4,715	53.5

Total property and casualty	6,630	100.0%	8,635	100.0%	8,813	100.0%

(1)	Our Australia and New Zealand businesses were sold in May 2003 by way of an initial public offering.

Back to Contents

The table below presents our 2003, 2002 and 2001 property and casualty loss, expense and combined ratios by region and line of business. A loss ratio is the ratio of net incurred losses and loss adjustment expenses to net premiums earned. An expense ratio is the ratio of insurance operating expenses (acquisition and administration costs less reinsurance commissions and profit participations) to net premiums written. A combined ratio is the sum of these two ratios. These ratios are measures of the underwriting profitability of an insurance company. To enable comparison between years we exclude reorganization costs from insurance operating expenses in calculating expense ratios. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent net investment results exceed underwriting losses.

Property and Casualty Loss, Expense and Combined Ratios
	Year ended December 31,
	2003			2002			2001
	Loss ratio %	Expense ratio %	Combined ratio %	Loss ratio %	Expense ratio %	Combined ratio %	Loss ratio %	Expense ratio %	Combined ratio %
United Kingdom:
Personal	64.2	38.7	102.9	74.8	35.6	110.4	69.3	33.5	102.8
Commercial	71.5	26.1	97.6	73.7	24.3	98.0	99.5	27.2	126.7

Total United Kingdom	68.3	31.8	100.1	74.2	29.5	103.7	83.7	30.2	113.9

Scandinavia:
Personal	84.6	19.6	104.2	86.4	20.9	107.3	81.6	21.7	103.3
Commercial	73.8	20.3	94.1	92.4	19.4	111.8	86.1	19.9	106.0

Total Scandinavia	79.4	19.9	99.3	89.1	20.2	109.3	83.4	20.8	104.2

United States:
Personal	68.3	27.4	95.7	77.0	27.7	104.7	80.9	27.3	108.2
Commercial	130.3	29.8	160.1	97.0	32.0	129.0	95.6	31.7	127.3

Total United States	111.6	28.9	140.5	91.9	30.9	122.8	91.5	30.6	122.1

Canada:
Personal	78.5	22.4	100.9	87.9	26.7	114.6	79.3	25.8	105.1
Commercial	68.5	41.9	110.4	83.7	36.5	120.2	78.8	32.0	110.8

Total Canada	75.5	27.4	102.9	86.4	30.0	116.4	79.1	28.0	107.1

International:
Personal	60.7	32.2	92.9	76.4	33.5	109.9	70.0	33.4	103.4
Commercial	60.9	36.5	97.4	74.8	34.9	109.7	76.5	35.1	111.6

Total International	60.8	34.4	95.2	75.6	34.3	109.9	73.0	34.3	107.3

Australia and New Zealand (1):
Personal	69.8	26.4	96.2	68.8	23.3	92.1	74.5	20.3	94.8
Commercial	62.5	33.1	95.6	71.9	29.0	100.9	75.4	29.0	104.4

Total Australia and New Zealand	67.3	28.4	95.7	69.8	25.2	95.0	74.8	23.2	98.0

Total personal	69.8	30.4	100.2	77.1	30.2	107.3	73.6	29.4	103.0

Total commercial	86.5	28.0	114.5	83.0	28.0	111.0	92.3	29.4	121.7

Total property and casualty	78.9	29.1	108.0	80.3	29.1	109.4	83.2	29.4	112.6

(1)	Our Australia and New Zealand businesses were sold in May 2003 by way of an initial public offering.

Back to Contents

To enable comparison between years we exclude reorganization costs from insurance operating expenses in calculating expense ratios. Our reorganization costs amounted to £171 million in 2003, £71 million in 2002 and £87 million in 2001. In 2003 we also excluded reinsurance premiums of £387 million relating to the transfer of ownership of disposed businesses. In 2002 we also excluded a reinsurance premium of £124 million ceded on a contract that significantly reduced our exposure to financial enhancement products. Including the reinsurance premiums and reorganization costs our combined ratio would have been 111.6% in 2003, including the reinsurance premium and reorganization costs our combined ratio would have been 110.7% in 2002, and including reorganization costs our combined ratio would have been 113.6% in 2001.

Our consolidated property and casualty combined ratio for 2003 was 108.0%. See “Item 5—Operating and Financial Review and Prospects” for a discussion of the factors contributing to our underwriting loss in 2003 as well as steps we have taken to attempt to improve our underwriting results. Our goal is to achieve an average combined ratio of 100% for our ongoing business over the insurance cycle. This goal is based on our return on equity target of a net real return on equity of 10%. For a discussion of our return on equity targets, see “Item 5—Operating and Financial Review and Prospects—Internal Capital Management Methodology”.

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

Other personal lines. The majority of the Group’s business in other personal lines was in the United Kingdom. The U.K. health business was a significant part of other personal lines; this business was disposed of in April 2003. Other personal lines products that we now offer consist primarily of:

•	Accident insurance—Policies which provide insured benefits in the event of accidental death or disability.

•
Travel insurance—Policies which provide benefits in the event of cancellation and/or curtailment, travel delays, loss of personal baggage and/or money, emergency medical and travel expenses and legal expenses.

Individual life and asset accumulation products. We sold our life and asset accumulation operations in the Isle of Man and Benelux during 2002. In September 2002 we ceased writing this business in the United Kingdom. In May 2003 we disposed of, as part of an initial public offering, our life and asset accumulation operations in Australia and New Zealand. In December 2003, we disposed of our life and asset accumulation operation in Chile. In June 2004 we announced the disposal of our life and asset accumulation operation in Denmark. In our remaining individual life markets, principally in Latin America, we write periodic premium life products, such as term insurance and mortgage protection and other products, such as disability, critical illness and permanent health insurance. Our remaining individual asset accumulation products are pensions and immediate and deferred annuities.

Products for Commercial Customers

Our products for commercial customers include the following property and casualty products and life insurance and asset accumulation products:

Back to Contents

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

Group life and asset accumulation products. The majority of our group life and asset accumulation products were sold in the United Kingdom by an operation disposed of in October 2002. In June 2004 we announced the sale of our life and asset accumulation operation in Denmark which was our principal remaining operation selling group life products. We offer a range of group risk products including critical illness, life and permanent health insurance in Latin America. Critical illness insurance are policies where the insurer pays the sum insured to the policyholder in the event of diagnosis of a life threatening disease. Group permanent health insurance are policies arranged by employers for their employees, providing for the payment of income during a period of incapacity due to ill health or accident. The benefit is usually payable until retirement.

United Kingdom

Overview

We have operated in the United Kingdom since our founding in 1710. We are the second largest property and casualty insurer in the United Kingdom, with leading positions in both personal and commercial lines, based on 2002 gross premiums earned. Our United Kingdom region employs approximately 12,800 people in 46 offices.

Our chief focus in the United Kingdom is on seeking to develop our property and casualty insurance business profitably by taking advantage of our experience in underwriting as well as claims and customer management. To enhance the Group’s capital position and to reduce the property and casualty volatility and exposures written, we sold our U.K. health insurance business, ended our future participation in the global

<<

Back to Contents

aviation pool and ended our partnership with HBoS from January 1, 2004. These actions followed the Group’s “Operating and Financial Review” announced in November 2002.

A wide range of business improvements and expense savings have been identified to achieve annualized expense savings of £200 million. The savings will arise principally from improvements in our systems and processes following significant reduction in the number of products offered and evaluating options for improving operational efficiencies.

In August 2002, we announced our decision to close our U.K. life and asset accumulation business to new business. This decision reflects our strategy of focusing capital and resources in property and casualty insurance markets. As a consequence, and with effect from September 6, 2002, our life and asset accumulation products are no longer available to new customers. We will continue to administer existing policies and will only undertake new business in relation to contractual contributions to those policies. To ensure that service continues to be provided to those customers, we entered into an agreement with Unisys Limited, effective from May 1, 2003, for the provision of policy administration services and related support functions.

We have been actively reviewing options for our U.K. Life insurance business with a view to releasing capital and are currently in discussions regarding its possible disposal.

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

The U.K. property and casualty market is mature and highly competitive in both personal and commercial lines. Prior to the World Trade Center terrorist attack, competition and over-capacity had led to underwriting losses and difficult pricing conditions for the market in general. Underwriting losses incurred by the U.K. property and casualty insurance market as a whole, having approximately doubled from £1,095 million to £2,477 million between 1997 and 1998, deteriorated further to £2,927 million in 2000. However, reflecting the more favorable market conditions since the World Trade Center terrorist attack the underwriting result of the U.K. market as a whole in 2002 has improved to a profit of £97 million.

In the household market, property premiums that had been reducing as insurers looked to maintain market share increased by 16.3% in 2002. In 2002, the property segment incurred a £106 million underwriting loss.

The U.K. personal and commercial automobile market incurred a £74 million underwriting loss in 2002. This sector has been adversely affected by an increase in the average claims cost, which has not been wholly offset by increased premiums, in part because of the highly competitive nature of the market. However, net premiums written in the overall U.K. automobile market increased by 6.9% in 2002.

The U.K. market, other than household and automobile, (including accident and health, general liability and pecuniary loss) offset the above losses with an underwriting profit of £272 million in 2002. Net premiums written in the overall U.K. market other than automobile increased by 13.2% in 2002.

In response to adverse market conditions, the U.K. insurance industry has experienced significant consolidation in recent years. We estimate that, based on 2002 gross premiums earned, the five largest insurance groups now have a combined market share of approximately 40% of the property and casualty market.

In 2002, the U.K. commercial property and casualty market’s premium income grew by 16.6%. This is lower than the significant growth in 2001 of 21.9%. As a result of continued increased rates, the commercial automobile market’s premium income increased in 2002 by 5.5%, though this was significantly lower than the 24.5% increase in property and 36.1% increase in general liability premium income in the same year.

On the commercial insurance side, as we moved into 2003 the favorable pricing conditions of 2002 continued. Previously, a key characteristic across the majority of commercial lines of insurance in the United Kingdom was poor underwriting results due to low premiums. High levels of competition and excess capacity

Back to Contents

among underwriters, as well as low rates for reinsurance, had shaped the market. The effect of these influences was low, and often falling, premium rates. However, losses incurred led some companies to reduce exposures, which with increasing reinsurance rates, began to lead to increases in commercial premium rates. In 2001, market conditions improved significantly following the collapse of a competitor, Independent Insurance plc, which led to rising insurance rates and reduced capacity. Following the World Trade Center terrorist attack, market conditions changed dramatically with significant price increases partly offset by increased reinsurance premiums as capacity was significantly reduced.

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

The table below presents the distribution of our 2003, 2002 and 2001 property and casualty net premiums written and combined ratios by product group in the United Kingdom.

	Year Ended December 31,
	2003			2002			2001
	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Household	894	31.7%	103.1	882	25.8%	109.7	840	24.1%	101.3
Personal automobile	367	13.0	107.2	467	13.6	122.9	527	15.1	109.5
Other	(109)	(3.9)	72.4	298	8.7	91.3	324	9.3	95.8

Total Personal	1,152	40.8	102.9	1,647	48.1	110.4	1,691	48.5	102.8

Commercial:
Property	738	26.1	82.2	812	23.7	87.9	649	18.6	111.6
Casualty	324	11.5	113.9	307	8.9	128.0	259	7.4	157.2
Commercial automobile	451	16.0	90.8	482	14.1	94.6	483	13.8	95.5
Other	157	5.6	151.7	178	5.2	100.1	408	11.7	173.6

Total Commercial	1,670	59.2	97.6	1,779	51.9	98.0	1,799	51.5	126.7

Total United Kingdom	2,822	100.0%	100.1	3,426	100.0%	103.7	3,490	100.0%	113.9

In personal lines, we have a 15.4% share of the household market and a 6.3% share of the personal automobile market, based on 2002 gross premiums earned. We distribute our personal lines business through corporate partnerships, brokers, agents and direct marketing to the public by telephone, mail and the internet. In 2003, the corporate partnership channel accounted for 51% of our U.K. personal lines business, brokers and professional agents accounted for 21% and direct sales accounted for 28%.

We write personal lines business, primarily household and accident insurance that is marketed under the names of financial services institutions, including banks and mortgage lenders. We call this distribution channel our corporate partnership distribution channel as it involves working with other companies in the marketing of our products. Our corporate partnerships give us access to a broader base of consumers than we might otherwise be able to reach by allowing us to exploit the existing broad customer base and brand recognition of our corporate partners. We are reviewing our corporate partnership channel and taking necessary remedial action to improve results, which has resulted in the termination of our agreement with HBoS from January 1, 2004.

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

Back to Contents

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

The personal lines broker distribution channel consists of brokers, agents and other intermediaries, including major chains, groups of brokers operating under common marketing frameworks and smaller firms operating under their own names. The principal personal lines distributed by brokers are personal automobile and household insurance. In the broker channel, by carefully monitoring relationship profitability, we focus on our more profitable brokers and business lines. We have reviewed the profitability of all of our broker relationships as part of the “Operating and Financial Review” announced in November 2002 which has led to significant reduction in sales by this channel.

In the U.K. commercial market, we are the second largest commercial lines insurer based on 2002 gross premiums earned, conducting business with a majority of the companies comprising the U.K. FTSE 100 stock index. We also have a presence in the London Market. The London Market is a market for international insurance and reinsurance, comprising mainly high exposure and complex risks. Companies operating in the London Market underwrite specialized risks such as marine, aviation and directors’ and officers’ liability. In 2003, commercial lines gross premiums written of £2.7 billion accounted for almost 60% of our U.K. property and casualty business. Our principal competitors are the large U.K. and European insurers writing both life and property and casualty business although the commercial market is increasingly seeing competition from major U.S. insurers.

We are the largest U.K. insurer of commercial public and general liability, the second largest commercial property insurers and third largest commercial automobile insurer, all based on 2002 gross premiums earned. We have a 15.6% share of the commercial property market, a 15.1% share of the commercial automobile market and an 8.2% share of the commercial public and general liability market, all based on 2002 gross earned premiums. We also have significant shares of the marine, engineering and transit markets.

Our commercial customers range from individual traders and small businesses to large multinational companies in such diverse industries as construction, financial services, manufacturing and the arts. Our commercial business is managed by three regional areas and is supported by over 22 commercial service centers and approximately 3,900 people. We have structured our operations to target the needs of these diverse customer groups by arranging our commercial business into three customer segments:

•	Small Business—which is comprised of small business customers with annual gross revenues of up to £1 million who are largely price and process oriented;

•	Corporate—which is comprised of mid-market customers with annual gross revenues of between £1 million and £100 million; and

•	Risk Solutions and Specialist Businesses—which is comprised of large U.K. multinational companies with annual gross revenues of over £100 million who require customized products and service.

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

We distribute our commercial lines business through international, national and regional brokers, independent intermediaries, agents and direct to customers. In 2003, brokers and independent agents accounted for approximately 99% of our commercial lines net premiums written in the United Kingdom. We distribute commercial lines business through a network of approximately 4,900 brokers and independent agents located throughout the United Kingdom. Direct business accounted for approximately 1% of our U.K. commercial lines net premiums written in 2003.

Back to Contents

In the commercial market we shall seek to maintain our strong position in the property and casualty market by enhancing our customer propositions to our key business segments, focusing on our key areas of intellectual capital of underwriting and claims handling and simplifying our business model where possible.

From October 1, 2004, we intend to renew our contract for another six year term with Motability Finance Limited, a company which provides lease financing on behalf of the Motability charity to enable disabled people to remain mobile. Under the Motability Finance Limited contract, we write automobile insurance that is included in the package offered to persons leasing automobiles through Motability. In 2003, Motability business accounted for 23% of our net automobile premiums written in the United Kingdom.

In May 2002 there was a U.K. High Court ruling against us in favor of Turner and Newall, an asbestos products manufacturer in administration. See “—Property and Casualty Reserves” for further discussion.

United Kingdom Life and Asset Accumulation Business

In August 2002, we announced our decision to close our U.K. life operations to new business. This decision reflects our strategy of focusing capital and resources in property and casualty insurance markets. As a consequence and with effect from September 6, 2002, our U.K. life’s long term insurance products are no longer available to new customers. We continue to administer existing policies and will only undertake new business in relation to contractual contributions to those policies. To ensure that service continues to be provided to those customers, we entered into an agreement with Unisys Limited, effective from May 1, 2003, for the provision of policy administration services and related support functions.

The table below presents the distribution of our 2003, 2002 and 2001 life and asset accumulation net premiums written by product group in the United Kingdom.

	Year Ended December 31,
	2003		2002		2001
	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Individual:
Periodic premium products:
With-profit (participating) contracts	336	37.0%	373	39.1%	428	24.3%
Unit-linked (separate account) products	89	9.8	112	11.7	129	7.3
Non-participating products	88	9.7	174	18.2	135	7.6

Total periodic premium products	513	56.5	659	69.0	692	39.2

Single premium products:
With-profit (participating) contracts	39	4.3	51	5.3	499	28.3
Unit-linked (separate account) products	53	5.8	106	11.1	133	7.6
Non-participating products	190	21.0	128	13.4	145	8.2

Total single premium products	282	31.1	285	29.8	777	44.1

Total Individual	795	87.6	944	98.8	1,469	83.3

Group:
Total Group (1)	113	12.4	11	1.2	295	16.7

Total	908	100.0%	955	100.0%	1,764	100.0%

(1)	Group General Account product premiums in 2002 include as a deduction £298 million of reinsurance premiums paid to Canada Life in connection with the disposal of the group risk business.

Back to Contents

The table below presents the distribution of our 2003, 2002 and 2001 life and asset accumulation new business premiums by product group and new business annual premium equivalent in the United Kingdom.

	Year Ended December 31,
	2003		2002		2001
	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Individual:
Periodic premium products:
With-profit (participating) contracts	1	0.1%	1	0.4%	7	0.7%
Unit-linked (separate account) products	1	0.4	12	4.5	23	2.1
Non-participating products	1	0.1	6	2.2	12	1.1

Total periodic premium products	3	0.6	19	7.1	42	3.9

Single premium products:
With-profit (participating) contracts	39	10.6	51	19.1	499	46.6
Unit-linked (separate account) products	53	14.5	106	39.7	133	12.4
Non-participating products	190	52.4	128	48.0	145	13.6

Total single premium products	282	77.5	285	106.8	777	72.6

Total Individual	285	78.1	304	113.9	819	76.5
Group:
Total Group (1)	79	21.9	(37)	(13.9)	251	23.5

Total new business premiums	364	100.0%	267	100.0%	1,070	100.0%

New business annual premium equivalent	42	100.0%	52	100.0%	149	100.0%

(1)	Group General Account product premiums in 2002 include as a deduction £298 million of reinsurance premiums paid to Canada Life in connection with the disposal of the group risk business.

As of December 31, 2003, 93% of our U.K. life and asset accumulation actuarial liabilities were represented by our with-profit companies. With-profit policies are participating individual retirement products and individual life products offered by many life insurance companies in the United Kingdom. Under with-profit policies, the policyholder is entitled to participate in the earnings or surplus of the insurance company that issued the policy. This participation occurs through the distribution of dividends, referred to as bonuses in the United Kingdom, to policyholders.

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

At least 90% of our with-profit business surplus is allocated to policyholders as bonuses. This allocation is required under the Articles of Association of our subsidiary, Sun Alliance & London Assurance Company Limited. As we consider policyholders’ reasonable expectations in determining the level of bonuses, Royal & Sun Alliance Life & Pensions Limited, our other U.K. writer of with-profit policies, generally follows the same allocation practice because our products have been marketed on that basis.

<<<<<

Back to Contents

There are two main types of bonus paid from the surplus in our with-profits business, regular bonuses and terminal bonuses. Regular bonuses are credited to the policyholder at regular intervals, generally on an annual basis, and vary from product to product. Once a regular bonus has been declared, it represents a permanent addition to the guaranteed benefits under the contract, and is payable at the same time as the originally guaranteed benefits under the policy, typically at death or maturity. Historically, regular bonuses have represented a partial return of investment income. While regular bonus rates have generally not fluctuated significantly from year to year, they have been gradually reduced in recent years to reflect the impact of lower interest rates and bond returns. Regular bonus rates for most classes of with-profits business were reduced further in 2003.

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

Scandinavia

Overview

Our Scandinavian region is comprised of our businesses in Denmark, Sweden, Norway, Latvia and Lithuania. Through this region, we offer a broad range of property and casualty products and in some countries life insurance and asset accumulation products. Our principal property and casualty businesses are in Denmark and Sweden and our principal life and asset accumulation business is in Denmark. We believe these businesses are well positioned in their local markets.

During 2003, our Lithuanian company sold its life subsidiary operation and in March 2004 we sold our Norwegian subsidiary Nordenfjeldske Personforsikring A/S. In June 2004 we announced the disposal of our life and asset accumulation operation in Denmark which accounted for £324 million of our Scandinavian life and asset accumulation net premiums written in 2003, £268 million of our Scandinavian life and asset accumulation net premiums written in 2002 and £231 million of our Scandinavian life and asset accumulation net premiums written in 2001.

Our Scandinavian region employs approximately 7,600 people.

Scandinavian Property and Casualty Business

We operate in Scandinavia through our Danish subsidiary, Codan A/S, the holding company of the insurance companies writing both life and property and casualty business. We currently own approximately 72% of Codan. The balance is publicly traded on the Fondsborsen, the Danish stock exchange. Codan offers both personal and commercial business in Denmark, particularly personal and commercial automobile, household, property, personal accident, workers’ compensation and marine insurance, through employed agents, brokers, an employee sales force and direct marketing. Based on 2002 gross premiums earned, Codan is the third largest property and casualty insurer in Denmark with a 13% share of the market.

In 2003, employed agents accounted for 52% of our property and casualty sales in Denmark. Brokers accounted for 28% of our commercial sales and 11% of our personal sales and call centers accounted for 22% of our personal sales. We have approximately 350 employed agents who work out of 23 customer centers. Codan’s industrial and large client department has an employee sales force that sells and provides service direct to our large commercial clients.

Back to Contents

We operate in Sweden through Codan’s subsidiary, Trygg-Hansa Försäkrings AB Publikt and its subsidiaries. Trygg-Hansa is Sweden’s third largest property and casualty insurer based on gross premiums written for 2003 and offers primarily personal and commercial automobile, household and general commercial products. Call centers accounted for 85% of our Swedish personal lines sales in 2003. Brokers accounted for 40% of our Swedish commercial lines sales in 2003 and employed agents accounted for 33%.

Personal automobile products accounted for 25% of our 2003 property and casualty net premiums written in Scandinavia, commercial automobile products accounted for 18%, property products accounted for 19%, household products accounted for 15%, personal accident products accounted for 13%, marine products accounted for 4% and other products accounted for 6%. Commercial clients include a number of the leading Scandinavian companies, as well as medium and small businesses in Scandinavia.

In addition to Denmark and Sweden the Scandinavian Region conducts property and casualty business in Lithuania, Latvia and Norway.

The table below presents the distribution of our 2003, 2002 and 2001 property and casualty net premiums written and combined ratios by line of business.

	Year Ended December 31,
	2003			2002			2001
	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Scandinavia	618	53.0%	104.2	525	55.1%	107.3	418	55.2%	103.3

Commercial:
Scandinavia	549	47.0	94.1	427	44.9	111.8	339	44.8	106.0

Total Scandinavia	1,167	100.0%	99.3	952	100.0%	109.3	757	100.0%	104.2

The table below presents our 2003, 2002 and 2001 property and casualty loss, expense and combined ratios within our region by line of business.

	Year Ended December 31,
	2003			2002			2001
	Loss Ratio	Expense Ratio	Combined Ratio	Loss Ratio	Expense Ratio	Combined Ratio	Loss Ratio	Expense Ratio	Combined Ratio
	%	%	%	%	%	%	%	%	%

Personal	84.6	19.6	104.2	86.4	20.9	107.3	81.6	21.7	103.3
Commercial	73.8	20.3	94.1	92.4	19.4	111.8	86.1	19.9	106.0
Total Scandinavia	79.4	19.9	99.3	89.1	20.2	109.3	83.4	20.8	104.2

Our principal commercial customers are small to mid-sized companies. We also insure some large commercial risks and market our personal lines to individual customers as well as to the customers of our corporate partners.

Distribution methods still depend to a large extent upon the individual markets in which we operate. Distribution in Denmark and the Baltics is predominantly via employed agents and in Sweden predominantly via call centers. Our main competitors in Scandinavia are the Pan- Nordic insurance companies, as well as the locally-based insurers.

Scandinavian Life and Asset Accumulation Business

We began writing life and asset accumulation business in Scandinavia in 1943 and, based on 2002 gross premiums written of £285 million, were the sixth largest life insurer in Denmark with a 6% market share. Our Scandinavian figures also include the life and asset accumulation business in Latvia. In 2003, we wrote £59 million in new business periodic premiums and £62 million in new business single premiums in Scandinavia.

Back to Contents

Corporate products accounted for approximately 60% of our premiums in Scandinavia in 2003 and individual products accounted for approximately 40%. We offered corporate and individual life and savings products in Denmark through our network of employed agents, who worked from a network of 23 customer centers, and brokers.

United States

The United States region is implementing a significant strategic redirection for its property and casualty business which was announced on September 4, 2003. This effort includes the transition of much of commercial, as well as standard and preferred personal, business, primarily through the sale of renewal rights to The Travelers Indemnity Company, a subsidiary of Travelers Property Casualty Corporation. The United States has significantly increased claim reserves, implemented aggressive expense reductions, and eliminated infrastructure. In the first quarter of 2004, we also decided to stop writing new affinity program business. These changes allow the United States to focus on its non-standard automobile business going forward. The United States strategic redirection is part of a larger action announced by the Group to refocus operations on those markets and businesses where it has a leading position, primarily the United Kingdom, Scandinavia and Canada.

Our U.S. business is headquartered in Charlotte, North Carolina. In 2003, we offered a broad spectrum of standard and specialty property and casualty products, principally commercial property, commercial multi-peril, workers’ compensation, personal and commercial automobile and household insurance.

Throughout most of 2003, our major emphasis was on implementing the strategy announced in November 2002 to focus the U.S. organization on mainstream commercial property and casualty, standard and preferred personal lines, and nonstandard automobile personal lines businesses. To that end, we exited certain businesses not in line with this long-term goal. This included the sale in 2003 of Royal Specialty Underwriting, Inc., our U.S. excess and surplus lines business. As part of the agreement, we entered into a fronting arrangement for certain business, which will continue until June 2004. Other businesses sold as part of this strategy included ProFin, our professional liability and directors and officers insurance business; REMi, an equipment maintenance insurance provider; and Financial Services, our collateral protection business. Additionally, we are exiting the Artis (Alternative Risk Transfer Insurance Strategies business). The restructuring announced in November 2002 also included a $122 million expense reduction plan, including headcount reductions. Significant progress was made in relation to this plan in the first half of 2003, with a headcount reduction of approximately 800 employees achieved.

Despite these efforts, several rating agencies continued to downgrade the financial strength rating of our U.S. operation in 2003 due to concerns about its capital strength. The rating downgrades impacted commercial insurance renewals and new business volume, and represented a significant challenge to the U.S. operation overall. In commercial lines, we faced concerns over meeting minimum broker and client financial requirements as a lead carrier on global business and, in many cases, were no longer able to meet the minimum ratings required to participate in “follow” business, where we participated with other lead carriers on layers of global programs. Our current ratings have also precluded us from writing general liability business where lender covenants require an “A” rating from Standard & Poor’s. The standard and preferred personal lines business is also highly affected by our financial strength ratings. For instance, a rating of at least “A-” from A.M. Best is necessary to maintain primary customer groups. Our nonstandard automobile business, however, has not been as affected by our drop from the “A” range by the agencies. Current ratings for the U.S. operation are “B” from A.M. Best, “BB+” from Standard & Poor’s and “Ba3” from Moody’s, all with negative outlook. While the ratings downgrades have not significantly impacted the nonstandard automobile business, any decline in the current “B” rating from A.M. Best could begin eroding agency relationships due to the agents’ inability to secure appropriate errors and omissions insurance coverage.

During 2003, our commercial lines were written within our U.S. Business Insurance division. This division focused on the center of the commercial property and casualty marketplace. Our Risk Management & Global (“RM&G”) products provided customized risk management and sophisticated business solutions for commercial accounts averaging $2.5 million in premium. In the last several years, we shifted our rating plan mix for RM&G products from guaranteed cost to loss sensitive plans, particularly in workers’ compensation. Guaranteed cost business is where the premium is fixed at policy inception, while loss sensitive products are those where the premium can vary depending on the loss experience under the policy or variability in risk

Back to Contents

characteristics. As a result of the rating plan mix shift to loss sensitive business, a large portion of our commercial lines business was written with large deductible insurance policies, particularly in workers’ compensation coverage. Under some workers’ compensation insurance contracts with deductible features, we are obligated to pay the claimant the full amount of the claim. We are subsequently reimbursed by the policyholder for the deductible amount, and we are subject to credit risk until such reimbursement is made. Retrospectively rated policies were also written. Although the retrospectively rated feature of the policy reduces insurance risk for us, it also introduces credit risk to us. The credit risk associated with both of these loss sensitive businesses is mitigated by adherence to company-wide collateral guidelines. Collateral is primarily limited to standard letters of credit in the appropriate forms (i.e., unconditional, irrevocable and evergreen), from banking institutions approved by the National Association of Insurance Commissioners (“NAIC”), with limits on individual bank exposure. All accounts written on a loss sensitive basis require financial review by a team of credit analysts who determine the financial grade of the potential insured and set collateral requirements based on actuarially determined loss projections and payment patterns. Aggregate credit risk is monitored centrally by account, by financial grade, and by age of unsecured collateral.

Covering the lower end of the RM&G range of coverage was our middle market operation, which in 2003 focused on the mainstream commercial market between small businesses and Fortune 1000 companies for distinct customer segments including grocers, manufacturing, healthcare, higher education, monoline workers compensation, and architects and engineers through our Design Professional Insurance Company or “DPIC”. Our commercial products also included U.S. insurance services for multinational accounts of Japanese insurers, marine coverage for international cargo, commercial hull, and property and liability, as well as services for overseas-based customers. Following the renewal rights transactions, we are concentrating on managing the wind down of these lines.

Commercial lines business also includes various financial products, although a decision was made in 2001 to exit this sector of the market place due to high capital requirements to support the business. This business provides coverage for specific tranches within collateralized debt obligations (“CDO”) as well as credit enhancement, debt service and residual value insurance products. As of December 31, 2003, our gross and net CDO exposure aggregated approximately $867 million, which is comprised of $674 million of principal exposure and $193 million of interest guarantees. For CDO exposures, loss and loss adjustment expense reserves are established in an amount equal to our estimate of identified case basis reserves on the occurrence of an insured event associated with insurance in force at the balance sheet date. Management’s estimates of such amounts are based upon discrete analysis of each exposure and also reflect the cost of settlement and recoveries and are subject to continual review. We increased our loss reserves for specific case losses on CDO exposure during 2003 by $63 million to $124 million as of December 31, 2003. The increase in the case basis loss reserve was primarily related to investment grade CDO transactions where aggregate losses in each of the transactions pierced our insured risk layer resulting in incurred losses under these insurance policies. The losses in these transactions reflect record default levels in 2002 for investment grade credits, particularly in the telecommunication and energy sectors. Additionally, recovery rates for these defaults were adversely affected by high default rates, fraud and accounting scandals. Management has modeled an ultimate possible loss outstanding of $271 million based on Standard & Poor’s average historical default and recovery rates related to these policies as of December 31, 2003. The ultimate loss outstanding of $271 million is comprised of an estimate of actual and highly probable losses that have occurred, and have been reserved for, and future losses that have a possibility of occurring over the remaining policy period, and have not been reserved for. The carried loss reserves of $124 million as of December 31, 2003 is management’s best estimate based on known events that have occurred and have a high probability of occurring as of the balance sheet date, and as such management believes the reserve position to be sufficient. In addition, $104 million in unearned premium reserves are carried, which are booked as general loss reserves as earned. The ultimate loss outstanding of $271 million will depend on the performance of the underlying debt obligations. Actual losses may vary significantly from the modeled ultimate possible loss outstanding and could have a material adverse effect on the financial condition of the company. In October 2003, the company was required to post collateral in escrow accounts for the benefit of certain CDO counterparties to cure default conditions triggered by the recent downgrade of the U.S. operation’s financial strength credit ratings. For four CDO transactions, the company posted $86 million of collateral comprising U.S. Treasury and agency securities in escrow accounts that are owned by a U.S. subsidiary company.

Back to Contents

Residual value insurance guarantees the future value of commercial assets at the end of the lease terms. Our commercial asset insured portfolio is scheduled to expire between 2004 to 2012 and is primarily collateralized by aircraft and industrial equipment. Debt service insurance guarantees timely payment of interest and principal on notes used to finance hotel and resort facilities. There are also programs that provide coverage in case of default of private loans to students attending selected colleges and universities that meet certain eligibility criteria. In addition, credit risk insurance policies cover loans made to students in various post-secondary trade schools, primarily truck-driving schools. These credit risk insurance policies and the loans are the subject of litigation. See “Item 8—Financial Information—Legal Proceedings”.

Our U.S. Personal Insurance division consisted of two segments in 2003: standard and preferred products, which cover automobile and household insurance, and nonstandard automobile products. The standard and preferred market is dominated by a few large personal lines companies with significant scale and brand identity. During 2003, we competed in this market by maintaining long-standing regionally focused agency relationships built on our responsive policy and claim services. The U.S. continued to write standard and preferred business through the end of the year, and we are now in the process of transitioning this business under the renewal rights transaction with Travelers.

We compete in the nonstandard insurance market by providing flexibility in policy terms, which is attractive to our customer base. Nonstandard automobile insurance covers drivers with no prior insurance or with driving records that do not qualify them for standard or preferred premium rates, as well as economically disadvantaged drivers who desire to obtain insurance for shorter time periods. We sell predominately minimum limit policies with the majority of our customers carrying only legally required coverages. Nonstandard policies are generally sold at higher premiums to offset increased risk of loss. Nonstandard automobile products are distributed in 27 states through approximately 8,000 independent agents. During 2003, this business continued its aggressive agency management strategy by eliminating approximately 1,500 unaligned agents. Additionally, approximately 1,000 agents were eliminated as we began to exit five states. Nonstandard automobile is transaction-intensive due to the frequency of handling and processing activities, and we continue to achieve efficiencies through technology gains resulting in economies of scale. By the end of 2003, 99% of our new business was submitted via AutoLink, our point of sale and service technology, which has reduced overhead expenses.

As indicated above, our U.S. operation announced the sale of the renewal rights for the majority of its U.S. businesses to Travelers in September 2003. Business lines included in the sale were the standard preferred personal lines, risk management casualty and domestic property, marine and middle market segments. In 2002, net written premiums for these businesses were $1.5 billion. The U.S. operation is retaining current policies inforce until renewal or replacement of coverage, as well as all liabilities associated with the policies. Travelers began renewals on commercial businesses on September 4, 2003, and commenced renewals on standard & preferred accounts on January 1, 2004. Developments since the Travelers transaction announcement include the sale of renewal rights of the risk management global property, DPIC, (the professional liability business for architects and engineers) and Grocers businesses and the transfer of our insurance service groups for multinational accounts of Japanese insurers.

Since the announcement of our renewal rights transactions in September 2003, we have moved aggressively forward with our plan to stabilize the U.S. operation. Prior to this change in strategy, the U.S. operation exposed Group capital to a disproportionate amount of risk. While uncertainties remain regarding specific segments of the U.S. portfolio, implementation of the transition plan and ongoing evaluation of the U.S. business have confirmed the direction announced in September 2003. Our ultimate goal is to achieve operational stabilization through six critical drivers:

•	Claims management – meet our policyholder obligations and provide stewardship over our corporate assets;

•	Expense management – ensure that our expense base is commensurate with our operational needs;

•	Transition of resources and assets – manage the consolidation of our U.S. operations to a stabilized, cost effective, functionally aligned structure that can support continuing obligations;

Back to Contents

•	Legal – provide proper management and resolution of claims, corporate litigation and regulatory risk;

•	Investment management – optimize our asset type and maturity mix so that expected liability outflows are matched with equivalent investment asset inflows; and

•	Reinsurance recoverables – maximize the cash available to our operations through aggressive reinsurance collections and cash management.

Our stabilization plan also resulted in the appointment of a new management team which will be responsible for its implementation.

The U.S. primary ongoing business is nonstandard personal automobile, which accounted for $387 million of net premiums written in 2003. We continue to maintain the authority, rates and filings needed to support this business and its associated policyholders.

The table below presents the distribution of our 2003, 2002 and 2001 property and casualty net premiums written and combined ratios by product group in the United States.

	Year Ended December 31,
	2003			2002			2001
	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Household	109	10.0%	100.8	104	5.5%	90.5	121	5.6%	99.6
Automobile	351	32.2	94.0	366	19.3	108.5	440	20.2	110.5

Total Personal	460	42.2	95.7	470	24.8	104.7	561	25.8	108.2

Commercial:
Multi-peril	157	14.4	130.1	222	11.7	141.0	218	10.2	128.9
Workers’ compensation	193	17.7	188.8	462	24.4	127.7	612	28.2	109.4
Property	70	6.4	83.9	323	17.1	95.0	384	17.7	116.1
Casualty	112	10.3	254.7	281	14.8	169.5	256	11.8	189.9
Automobile	98	9.0	104.5	137	7.2	105.4	137	6.3	109.0

Total Commercial	630	57.8	160.1	1,425	75.2	129.0	1,607	74.2	127.3

Total United States	1,090	100.0%	140.5	1,895	100.0%	122.8	2,168	100.0%	122.1

Canada

In Canada, we are a leading provider of property and casualty insurance products in both the commercial and personal insurance markets. We write business in all ten provinces and three territories that make up the Canadian market. The majority of our business is written through the independent broker channel which continues to be the predominant distribution channel in Canada. We have business relationships with approximately 600 brokers across the country which we support through regional and district offices. We also write a growing volume of our business on a direct basis through various sponsorship groups and an increasing number of captive agents. Our Canadian head office is located in Toronto, Ontario.

The Canadian property and casualty industry is a highly competitive market with over 120 separate insurance groups writing direct premiums of C$29 billion in 2002. A number of provincial government insurers also participate in the market, writing an additional C$3 billion primarily in personal automobile insurance. Recent consolidation has strengthened the position of the leading insurance groups with the market share of the top ten insurers being approximately 50%. The province of Ontario is the largest market accounting for almost 50% of the direct premiums written by private insurers in Canada followed by Quebec and Western Canada with each accounting for approximately 20% of premiums. Automobile is the dominant product in Canada representing approximately 50% of total direct premiums. Household and commercial property premiums combine for approximately 30% while liability and other products combine for the remaining 20%. The industry’s financial results improved dramatically in 2003 as a result of increased adequacy in pricing achieved

Back to Contents

over the past two years and improved investment performance. The preliminary 2003 underwriting result reported by the Insurance Bureau of Canada was an underwriting profit of C$548 million representing a combined ratio of 98.7%. In Canada, we have a market share of 4.3% based on 2003 direct premiums which ranks us as the fifth largest insurer by volume. Our product mix is comparable to that of the industry where we have a 3-5% market share in the major product lines although we have a higher position in automobile.

We have a well established multi-channel distribution capability that allows us to market our products and services through intermediaries, managing agents and directly to policyholders.

The table below presents the distribution of our 2003, 2002 and 2001 net premiums written and combined ratios by product group in Canada.

	Year Ended December 31,
	2003			2002			2001
	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Household	110	21.9%	95.3	106	20.1%	100.0	111	19.2%	104.3
Personal automobile	264	52.5	103.3	242	45.9	120.8	261	45.1	105.3

Total Personal	374	74.4	100.9	348	66.0	114.6	372	64.3	105.1

Commercial:
Property	30	6.0	98.1	43	8.2	95.9	54	9.3	111.3
Casualty	25	4.9	127.8	36	6.8	173.3	43	7.4	124.0
Commercial automobile	50	9.9	118.4	78	14.8	118.4	86	14.9	112.3
Other	24	4.8	88.7	22	4.2	85.8	24	4.1	80.7

Total Commercial	129	25.6	110.4	179	34.0	120.2	207	35.7	110.8

Total Canada	503	100.0%	102.9	527	100.0%	116.4	579	100.0%	107.1

In personal lines, we market our products through four separate brands, each with its own targeted business focus. The Royal & SunAlliance brand utilizes brokers and third party administrators to distribute both traditional household and automobile products and specialty products to policyholders across most provinces and territories in Canada. Western Assurance also utilizes the broker channel to distribute traditional products in Ontario focusing on policyholders that possess preferred characteristics. The Johnson Corporation is a direct writer that writes personal lines business primarily through group sponsorships. It targets preferred occupation groups, the 50+ age group and rural areas in the markets of Atlantic Canada, Ontario, and more recently Alberta. We also write household and automobile products for groups through our intermediated Ascentus brand.

In commercial lines we market the majority of our products under the Royal & SunAlliance brand to businesses across all of Canada through a network of independent brokers. We also distribute a variety of marine products through a subsidiary managing general agent, Coast Underwriters.

We offer a full range of personal lines household and automobile products to our policyholders. Our household products include coverage for homeowners, condominium, tenants and seasonal dwellings while our auto products provide coverage for a variety of private passenger vehicles. In addition to these traditional household products we have a leading position in the specialty products of credit card and travel insurance. We participate in the standard and preferred risk automobile markets in those provinces that have a competitive automobile market and provide complete automobile coverage to our policyholders including accident benefits, third party liability and property damage.

In commercial lines we offer a broad range of products including automobile, property, liability, engineering and marine. We manage our products under three broad segments which allows us to focus our marketing and underwriting efforts on the specific requirements of each segment. The segmentation is largely dependent upon risk profile and underwriting complexity and is segregated as follows:

•	Small Business—transactional business with premiums generally less than C$5,000;

•	Custom Risk—mid-market, large domestic and multinational companies; and

Back to Contents

•	Specialty Risk—primarily equipment maintenance and marine coverage.

Our Small Business strategy is based on standardized products, disciplined pricing and underwriting, and efficient delivery. Our Custom Risk (mid-market) strategy is based on customized products, industry segmentation, superior underwriting capability and value-added delivery. Our Specialty Risk strategy is based on risk management expertise within selected specialties and highly skilled underwriting and pricing capabilities. Both the Customer Risk and Specialty Risk strategies will focus on developing long term relationships with brokers and clients that value us for our knowledge, expertise and ability to provide innovative insurance solutions.

International

Overview

Outside the United Kingdom, Scandinavia, the United States and Canada, we have operations in a number of markets, which are grouped within the International segment. They include Ireland, Italy, the Middle East, our businesses in Asia and our Latin American and Caribbean operations. We believe that our Irish business has an attractive market position and long term development potential. The majority of these International businesses are currently producing an underwriting profit and will continue to be run for profit and value. We will choose market segments where we have a competitive advantage and actively manage the risk profile of each business with a focus on profitability and value maximization. We expect that over time the countries in which we operate will be fewer in number as we refocus our International portfolio.

Our International region employs approximately 4,700 people.

The table below presents the distribution of our 2003, 2002 and 2001 net premiums written and combined ratios by product group for International.

	Year Ended December 31,
	2003			2002			2001
	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Other Europe & Middle East	238	31.1%	93.4	391	36.2%	112.7	482	40.0%	105.0
LAC	82	10.7	97.7	86	8.0	100.7	114	9.4	100.5
Asia	50	6.6	83.8	53	4.9	110.1	49	4.1	99.8

Total Personal	370	48.4	92.9	530	49.1	109.9	645	53.5	103.4

Commercial:
Other Europe & Middle East	213	27.8	97.4	328	30.4	113.4	362	30.0	113.3
LAC	125	16.3	89.7	146	13.5	93.2	122	10.1	104.7
Asia	57	7.5	113.6	75	7.0	123.8	76	6.4	115.6

Total Commercial	395	51.6	97.4	549	50.9	109.7	560	46.5	111.6

Total International	765	100.0%	95.2	1,079	100.0%	109.9	1,205	100.0%	107.3

The table below presents our 2003, 2002 and 2001 property and casualty loss, expense and combined ratios within our region by line of business.

	Year Ended December 31,
	2003			2002			2001
	Loss Ratio	Expense Ratio	Combined Ratio	Loss Ratio	Expense Ratio	Combined Ratio	Loss Ratio	Expense Ratio	Combined Ratio
	%	%	%	%	%	%	%	%	%

Personal	60.7	32.2	92.9	76.4	33.5	109.9	70.0	33.4	103.4
Commercial	60.9	36.5	97.4	74.8	34.9	109.7	76.5	35.1	111.6
Total International	60.8	34.4	95.2	75.6	34.3	109.9	73.0	34.3	107.3

Back to Contents

Other Europe & Middle East

Ireland: The profitability of the Irish market has been enhanced over recent years due to improved pricing and market conditions. The market is highly consolidated, with the five largest market participants accounting for 75% of the net premiums written in 2001. Business volumes in the Irish insurance market have been driven by macro economic growth rates above the European average. We see political momentum in Ireland behind legal reforms designed to reduce insurance costs, with a likely reduction in underwriting volatility. Our Irish business is the fourth largest in the market with 2003 net premiums written of £233 million and a 12% market share based on 2002 gross premiums written. We have a portfolio evenly spread across business lines in Ireland. Our strategy is to be successful in our preferred market segments by focusing on strategic business classes, reducing claims costs, operating in intermediated channels and providing differentiated services and/or product offerings to our preferred partners.

Italy: Royal & SunAlliance Assicurazioni is based in Genoa with regional offices in Milan, Rome, Padua and Turin. It underwrites property and casualty business only, with personal lines accounting for 59% of gross premiums written in 2003 and commercial lines accounting for 41%. Net premiums written in 2003 were £160 million.

The operation’s strategy is to focus on preferred segments, while restricting sales of personal automobile products which represented 51% of gross premiums written in 2003 compared with a market average of 60%.

Middle East: We have operations in Saudi Arabia, Malta, the UAE, Oman, Bahrain and Egypt which are run out of our regional head office in Dubai. We own 50.01% of these Middle Eastern operations of which the majority of their business is commercial lines. These operations had net premiums written for 2003 of £43 million.

Latin America and the Caribbean

We currently write property and casualty business in nine countries in Latin America and the Caribbean, principally in Argentina, Brazil, Chile, Colombia and Mexico. We also have operations in the Netherlands Antilles, Aruba, Venezuela and Uruguay. We write the major lines of property and casualty business in Latin America and in the Netherlands Antilles and Aruba in the Caribbean, primarily through brokers and agents. In 2003, our Latin America and Caribbean property and casualty business accounted for 27.0% of the International business’s net premiums written, with total property and casualty net premiums written.

In Latin America and the Caribbean, we continue to reduce our exposure to catastrophe risks, particularly windstorm and earthquake. We have significantly reduced such exposures through a combination of strategic sales, increased reinsurance and cancellation of other relationships. Prior to 2003, we disposed of our 20% shareholding in United Barbados, our 51% shareholding in Royal & Sun Alliance Insurance (Jamaica) Limited, our 75% shareholding in Royal & Sun Alliance (Eastern Caribbean) Limited, our 100% shareholding in Royal & Sun Alliance (Bahamas) Limited and our agency relationship with Freisenbruch Meyer Insurance Services in Bermuda. In 2003, we continued this process with the disposal of our 94.3% shareholding in Royal & Sun Alliance Insurance (Puerto Rico) Inc. and a termination of our agency relationship with the Falkland Islands Company. Finally, in February 2004, we further reduced our exposure to earthquake risks in South America when we announced the sale of our business in Peru. We write both personal and commercial lines in Latin America and the Caribbean, primarily property, automobile, marine, engineering and casualty insurance. In 2003, as a result primarily of the disposal of Royal & Sun Alliance Insurance (Puerto Rico) Inc. our commercial lines business net premiums written reduced to £125 million, or 60.4% of our net premiums written in Latin America and the Caribbean and our personal lines accounted for £82 million, or 39.6%. We believe that the personal lines market in the region continues to offer good growth opportunities, particularly through corporate partnership relationships with banks and other financial institutions.

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

Back to Contents

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

In Latin America and the Caribbean we compete with large international insurers and the larger local insurers, some of which are either partially or wholly state-owned. The Latin American markets are competitive, driven in part by the perceived potential for growth in the region by these regional and global players. In 2003, rates were relatively stable in most markets in Latin America and the Caribbean, although some initial rate decreases were felt toward the end of the year, exacerbating the highly competitive nature of these markets.

Asia

We currently write property and casualty business in Japan, China, Hong Kong, Singapore, India, Pakistan, Malaysia and Thailand through owned operations and equity investments. In December 2003 we announced our intention to cease writing new business in Korea. In April 2004 we disposed of our equity investment in the Philippines.

Local regulations in some of these markets create significant barriers to entry for foreign firms, preventing majority foreign ownership and ensuring that local companies maintain substantial market share. In China, however, steps are being taken to open up the Chinese market following China’s entry into the World Trade Organization in 2001.

Other than Japan, where approximately 69% of our 2003 gross premiums written were derived from personal lines, we are predominantly a commercial lines writer in these markets. In 2003, commercial lines accounted for approximately 59% of our property and casualty gross premiums written in Asia and personal lines accounted for approximately 41%. In these markets, our commercial lines consist primarily of commercial property, casualty, engineering and marine insurance products while our personal lines consist largely of automobile and personal accident insurance. Most of our Asia property and casualty premiums were derived from brokers and agents and the balance from corporate partnerships. In Japan, we also write personal accident insurance direct through corporate partnerships and with individual clients.

Competition is strong in the Asia region among numerous local and international insurers. Most of our Asian markets are dominated by local insurers, as the availability of insurance licenses for foreign insurers is limited. In Japan, the property and casualty market is dominated by five local companies who control 79% of the market gross premiums written for the 12 months ended March 31, 2003.

Japan is the second largest property and casualty market in the world based on calendar year 2002 gross premiums written. Opportunities for foreign insurers have been created by legislation permitting the registration of insurance brokers and by the continued weakening of the keiretsu groupings. The keiretsu groupings are large conglomerates of affiliated companies from various industry sectors that dominate commerce in Japan. The Japanese market has also seen the limited introduction of alternative distribution channels such as bancassurance and direct marketing. Bancassurance in particular is forecast to grow as remaining restrictions on this activity are phased out before April 1, 2007. Foreign companies and branches accounted for 5% of the total market share.

International – Life and asset accumulation business

We conduct life and asset accumulation business in Mexico, Colombia, Brazil, Argentina and Uruguay. In Latin America, we distribute our life and asset accumulation products through a combination of direct and agency sales forces as well as intermediaries including banks offering insurance to their customers. In 2003, in keeping with our strategic focus on property and casualty business, we disposed of our Chilean life subsidiary, La Construcción, which represented 66.8% of the life and asset accumulation net premiums written in Latin America in 2003. In February 2004, we also announced the disposal of our life subsidiary in Peru which accounted for a further 5.4% of our life and asset accumulation business in Latin America in 2003. In April 2004, we disposed of our life subsidiary in Poland.

Australia and New Zealand

In May 2003 our Australian and New Zealand property and casualty and life and asset accumulation businesses were disposed of by way of an initial public offering.

Back to Contents

WORLDWIDE ASSET MANAGEMENT

Overview

Investment policy for the Group’s insurance investments is established and controlled by our Group Corporate Centre and by local operational management. Day to day management of the individual investment portfolios is achieved either by the employment of external fund managers or by investment operations within the Group. Our insurance investment portfolios consist of our worldwide general insurance investment portfolios, which include the assets supporting our property and casualty liabilities as well as our shareholders’ funds, and our worldwide life insurance investment portfolios. The table below presents the estimated fair value of our assets as of December 31, 2003, 2002 and 2001.

	As of December 31,
	2003	2002	2001

	(£ in millions)
Total Investments:
Worldwide general insurance investment portfolios	14,008	13,822	15,128
Worldwide life insurance investment portfolios (1)	25,714	26,526	28,464
Unit-linked (separate account) assets	3,874	4,169	7,631

Total (2)	43,596	44,517	51,223

(1)	Includes shareholder fund investments attributable to our life and asset accumulation business of £372 million in 2003, £348 million in 2002 and £418 million in 2001.
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

Insurance Investments

Our results are in part dependent upon the quality and performance of our investment portfolios. As of December 31, 2003, the estimated fair value of our general insurance investment portfolios was £14,008 million, and the estimated fair value of our life insurance investment portfolios was £25,714 million. These amounts differ from the total investments shown in our consolidated balance sheet as they exclude interests in associated undertakings, and deposits with ceding undertakings which are shown as investments in our consolidated balance sheet, but are not managed as part of our worldwide investment portfolios.

Back to Contents

The table below presents our net investment results on our worldwide general insurance investment portfolios for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,
	2003	2002	2001

	(£ in millions)
Income from:
Fixed income securities	515	591	602
Shares and other variable yield securities and units in unit trusts	49	63	86
Other investments	99	111	107
Net realized gains and losses	482	362	466
Investment expenses	(127)	(146)	(134)

Net investment income	1,018	981	1,127

The table below presents our net investment results on our worldwide life insurance investment portfolios for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,
	2003	2002	2001

	(£ in millions)
Income from:
Fixed income securities	1,047	1,020	972
Shares and other variable yield securities and units in unit trusts	220	277	366
Other investments	234	268	256
Net realized gains and losses	214	(105)	576
Investment expenses	(65)	(68)	(63)

Net investment income	1,650	1,392	2,107

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

Within these parameters our investment policy focuses on maximizing our total expected returns while managing the inherent volatility of the various types of our investments. At the beginning of 2001, the investment policy of the Group was to invest all of our shareholders’ funds and 5% of insurance technical reserves in equities with the balance of insurance reserves invested primarily in fixed income and cash deposits after funding working capital. During 2001 this was revised such that equity exposure was targeted to be at 37.5% of shareholders’ funds with the remainder of shareholders’ funds plus the insurance technical reserves invested primarily in fixed income securities, cash deposits and working capital. The process of moving the investment portfolios towards this position was commenced in 2001 with substantial further equity disposals being made during 2002 and 2003. In total, sales of equities in the general insurance investment portfolios for 2002 were £1.2 billion worldwide and for 2003 were approximately £230 million.

Our Global Investment Strategy Team under the joint direction of our Chief Executive Officer and our Chief Financial Officer determines and manages the strategy of our general insurance investment portfolios, with a particular focus on setting the level of our exposure to the major asset classes. The Royal & SunAlliance Group Investments Team is responsible for the monitoring and implementation of global investment strategy on our

Back to Contents

worldwide general insurance funds. This role is undertaken within the overall risk framework established by the Board Risk Committee.

Our general insurance investment portfolios are concentrated in listed securities. We use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates, foreign exchange rates and equity markets. We have strict controls over the use of derivative instruments. A discussion of the risks associated with these derivatives and risk management techniques is included in “Item 11—Quantitative and Qualitative Disclosures About Market Risk”. The distribution of fixed income securities by credit quality and asset type is determined on a country-by-country basis in accordance with operational limits approved by the Global Investment Strategy Team that reflect Group risk tolerances, local insurance regulations and fixed income markets.

Life Insurance Investment Portfolios

The investments of the Group’s life insurance operations are managed to reflect the nature of the underlying policy liabilities. Our guidelines generally provide for the anticipated investment returns and the estimated duration of investments to match the estimated duration and currency of our liabilities, taking into account estimated levels of surrenders and withdrawals. In the United Kingdom, an appointed actuary advises on how much of our life insurance investment portfolios we should invest in fixed income securities based on our potential liabilities with respect to each life insurance fund. The remainder of our life insurance investment portfolios are then placed in other investments, primarily equities and real estate. The level of exposure to such investments is regularly reviewed to ensure that it remains appropriate in light of the reasonable expectations of our policyholders to earn a competitive return. We structure our life insurance investment portfolios in accordance with local regulatory requirements.

Investment Portfolios

The table below presents the estimated fair value of our worldwide general insurance investment portfolios as of December 31, 2003, 2002 and 2001.

	As of December 31,
	2003		2002		2001
	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Fixed income securities	10,797	77.1%	10,726	77.6%	9,729	64.3%
Shares and other variable yield securities and units in unit trusts	1,724	12.3	1,555	11.2	3,407	22.5
Mortgage loans	62	0.4	118	0.9	133	0.9
Real estate	698	5.0	483	3.5	520	3.4
Other investments, including cash deposits	727	5.2	940	6.8	1,339	8.9

Total	14,008	100.0%	13,822	100.0%	15,128	100.0%

Back to Contents

The table below presents the estimated fair value of our worldwide life insurance investment portfolios as of December 31, 2003, 2002 and 2001

	As of December 31,
	2003		2002		2001
	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Fixed income securities	19,955	77.6%	19,152	72.2%	17,238	60.6%
Shares and other variable yield securities and units in unit trusts	3,159	12.3	4,333	16.3	8,225	28.9
Mortgage loans	20	0.1	154	0.6	294	1.0
Real estate	2,420	9.4	2,492	9.4	2,417	8.5
Other investments, including cash deposits	160	0.6	395	1.5	290	1.0

Total	25,714	100.0%	26,526	100.0%	28,464	100.0%

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

The majority of our fixed income portfolio is rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2003, 99.3% of our fixed income portfolio was invested in investment-grade (BBB or better) securities and 68.8% of our fixed income portfolio was invested in AAA rated securities.

The table below presents the scheduled maturities for our investments in fixed income securities for our worldwide general insurance investment portfolios as of December 31, 2003, 2002 and 2001.

	As of December 31,
	2003		2002		2001
	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Due in one year or less	3,298	30.5%	2,159	20.1%	1,782	18.3%
Due after one year through five years	5,123	47.4	4,740	44.2	4,103	42.2
Due after five years through 10 years	951	8.8	1,854	17.3	1,958	20.1
Due after 10 years through 20 years	774	7.2	1,069	10.0	961	9.9
Other	651	6.0	904	8.4	925	9.5

Total	10,797	100.0%	10,726	100%	9,729	100.0%

Back to Contents

The table below presents the scheduled maturities for our investments in fixed income securities for our worldwide life insurance investment portfolios as of December 31, 2003, 2002 and 2001.

	As of December 31,
	2003		2002		2001
	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Due in one year or less	384	1.9%	883	4.6%	1,176	6.8%
Due after one year through five years	1,147	5.7	1,135	5.9	786	4.6
Due after five years through 10 years	4,204	21.1	3,894	20.4	3,293	19.1
Due after 10 years through 20 years	13,232	66.3	13,239	69.1	11,979	69.5
Other	988	5.0	1	—	4	—

Total	19,955	100.0%	19,152	100.0%	17,238	100.0%

The table below presents the composition of our consolidated fixed income securities portfolio based on estimated fair value as of December 31, 2003, 2002 and 2001 by Standard & Poor’s investment rating.

	As of December 31,
	2003		2002		2001
	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

AAA (1)	21,166	68.8%	19,450	65.1%	15,962	59.2%
AA	5,320	17.3	4,736	15.9	4,355	16.1
A	3,223	10.5	3,045	10.2	2,864	10.6
BBB	833	2.7	1,227	4.1	1,097	4.1
Less than BBB	92	0.3	62	0.2	49	0.2
Non-rated	118	0.4	1,358	4.5	2,640	9.8

Total	30,752	100.0%	29,878	100.0%	26,967	100.0%

(1)	Includes U.K. government guaranteed fixed income securities that are not rated.

Shares and Other Variable Yield Securities and Units in Unit Trusts

Our exposure to shares and other variable yield securities and units in unit trusts primarily consists of equity investments although there is also a significant exposure to collective investment vehicles investing in equities, bonds and cash. As of December 31, 2003, our total exposure to collective investment vehicles accounted for approximately 42% of our total variable yield securities portfolio. Our equity security investments are concentrated in our investment portfolios in the United Kingdom and Scandinavia. For our general insurance investment portfolios, we invest in equity securities to act as support for part of our shareholders’ funds and with the aim of achieving capital appreciation. For our life insurance investment portfolios, we invest in equity securities with the aim of achieving capital appreciation, and in order to help to achieve our aim of meeting our policyholders’ reasonable expectations of returns earned on individual life products.

Approximately 88% of our equity investments by estimated fair value as of December 31, 2003 were listed on approved securities markets. Our major portfolios are diversified so as to provide a broad exposure across all sectors of individual stock markets with restrictions on the maximum investment in any one equity security or equity sector set by reference to local benchmarks and insurance regulations. In addition to these portfolios, we also hold a number of strategic equity investments in our general insurance investment portfolios, the largest of which as of December 31, 2003 was our investment in Rothschilds Continuation Holdings, which represented 3% of the fair value of our equity portfolios as of December 31, 2003.

Back to Contents

Mortgage Loans

Our commercial mortgage portfolio is principally located in North America. In the United States and Canada, we hold mortgage loans secured by commercial buildings and land in our investment portfolios. We invest in mortgage loans primarily for the purpose of matching our insurance liabilities. We set limits on the amount and concentration by property type of mortgage loans within our funds.

Real Estate

Real estate accounted for £3,118 million of the estimated fair value of our investment portfolios as of December 31, 2003, which includes £444 million of property used by our various operations. The majority of our real estate portfolio is located in the United Kingdom. As of December 31, 2003, the estimated fair value of our real estate portfolio in the United Kingdom was £2,353 million. We intend to maintain a balanced real estate portfolio within our U.K. life insurance investment portfolios with a view to achieving both a high level of income and capital appreciation over the longer term. Outside of the United Kingdom, our primary real estate investments are in Scandinavia. As of December 31, 2003, the estimated fair value of our real estate portfolio in Scandinavia was £667 million.

Other Investments, including Cash Deposits

The principal component of our other investments is cash held within our portfolios. We had £676 million in cash in our worldwide general insurance investment portfolios and £138 million in cash in our worldwide life insurance investment portfolios as of December 31, 2003. We hold cash either to meet known short-term commitments or as an asset allocation decision in the relevant investment portfolio.

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

Claims provisions relating to long term permanent disability claims in the United States, Canada and Scandinavia are included after reflecting interest expected to be earned. In addition, claims are similarly discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. In defining those claims with a long period from incident to claims settlement, those categories of claims where the average period of settlement is six years or more from the balance sheet date has been used as a guide. The total discount applied to these reserves was £662 million in 2003 and £651 million in 2002. The income statement impact of this discounting was a £133 million credit in 2003 and a £82 million credit in 2002. Other than with respect to the above reserves, we do not record reserves on a discounted basis.

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

In September 2003, we published the results of a review of our net loss reserves carried out by Tillinghast-Towers Perrin (“the Tillinghast Review”). This review found that our loss reserves at June 30, 2003 were within

Back to Contents

a reasonable range. However as the loss reserves were below the Tillinghast best estimate and given the continued uncertainty in relation to asbestos and environmental claims and workers’ compensation claims, we increased our net loss reserves by £563 million. This did not recognize the whole of the deficit identified by Tillinghast-Towers Perrin. We estimate that at December 31, 2003 there was an implicit difference of £200 million between our best estimate of our property and casualty loss reserves at that date and Tillinghast-Tower Perrin’s best estimate earlier in the year. This reflects the inherent uncertainty in determining some aspects of property and casualty business claims provisions, in particular very long tail business and claims dependent on court judgments.

Components of the 2003 reserve strengthening following the Tillinghast Review were as follows:

£ in millions

U.K.	34
U.S. Commercial	495
Canada	4
Europe	13
Other	17

Total	563

Because the establishment of loss reserves is an inherently uncertain process, there can be no assurance that ultimate losses and LAE will not exceed existing loss reserves. Actual losses and LAE may deviate, perhaps substantially, from estimates of reserves reflected in our consolidated financial statements.

We believe based on the information currently available to us that, overall, our loss reserves as of December 31, 2003 were appropriate.

Loss Reserve Development

The tables below present changes in the historical property and casualty reserves that we established in 1994 and subsequent accounting years. The top line of the tables shows the estimated reserves for unpaid losses and LAE set up as of each balance sheet date. Each amount in the top line represents the estimated amount of future payments to be made for losses and LAE for losses occurring in that year and in prior years. The upper (paid) portion of the tables presents the cumulative amounts paid through each subsequent year on those losses for which reserves were carried as of each balance sheet date. The lower (reserve re-estimated) portion of the tables shows the re-estimate of the initially recorded reserves as of each succeeding year end, ignoring claims paid, at the latest period end rate of exchange. The estimate changes as more information becomes known about the actual losses for which the initial reserves were set up and as the rate of exchange changes. The cumulative redundancy/(deficiency) line reflects the cumulative changes in estimate since the initial reserve was established. The cumulative redundancy/(deficiency) is equal to the initial reserve as restated for exchange less the liability re-estimated as of December 31, 2003.

Reserves for losses and LAE are an accumulation of the estimated amounts necessary to settle outstanding claims as of the date for which the reserve is stated. The following data is cumulative and therefore ending balances should not be added since the amount at the end of each calendar year includes activity for both the current and prior years.

As described in “Item 3—Key Information” we changed our accounting policy in 2001 and we now discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to claims settlement and where there exists a suitable claims payment pattern. The impact of this change in accounting policy was that the claims provisions for asbestos and environmental claims were discounted for the first time in 2001. In 2001, the additional discount related to asbestos and environmental claims amounted to £296 million, with £176 million accounted for as a prior year adjustment. In 2002, in total the discount related to asbestos and environmental claims amounted to £368 million. In 2003 the total discount related to asbestos and environmental claims amounted to £377 million. In the loss development tables presented in this document we have omitted the discount of the asbestos and environmental claims provisions, and hence the reserves shown in the tables differ from the reserves in the financial statements.

Back to Contents

CONSOLIDATED LOSS DEVELOPMENT—GROSS OF REINSURANCE
(U.K. GAAP BASIS (1))

	As of December 31,
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

	(£ in millions)
Initial net reserves for unpaid losses and LAE	9,533	9,805	9,305	9,388	9,391	10,834	10,992	11,229	11,066	10,831
Initial retroceded reserves	2,451	2,224	2,241	2,240	2,152	3,183	3,476	4,488	4,511	4,275

Initial gross reserves	11,984	12,029	11,546	11,628	11,543	14,017	14,468	15,717	15,577	15,106
Exchange adjustment (2)	(862)	(1,016)	(321)	(151)	(87)	(126)	(483)	(609)	(224)	—

As restated for exchange	11,122	11,013	11,225	11,477	11,456	13,891	13,985	15,108	15,353	15,106

Fair value adjustment to acquired loss reserves						130
Paid (cumulative) as of:
One year later	3,591	3,327	3,320	3,469	3,564	4,796	5,032	5,554	4,887
Two years later	5,337	5,156	5,125	5,303	5,562	7,653	8,328	8,726
Three years later	6,662	6,325	6,313	6,655	7,119	9,794	10,659
Four years later	7,476	7,146	7,251	7,702	8,197	11,379
Five years later	8,070	7,747	7,950	8,403	9,106
Six years later	8,578	8,265	8,462	9,805
Seven years later	9,010	8,679	8,920
Eight years later	9,344	8,981
Nine years later	9,622
Reserve re-estimated as of:
One year later	12,006	11,192	11,147	11,397	11,387	14,430	15,660	16,734	16,089
Two years later	11,510	11,069	10,871	11,080	11,617	15,354	16,477	17,400
Three years later	11,421	10,879	10,639	11,214	12,064	16,109	17,204
Four years later	11,236	10,626	10,739	11,513	12,365	16,562
Five years later	11,050	10,685	11,094	11,882	12,602
Six years later	11,153	11,025	11,423	11,971
Seven years later	11,485	11,299	11,494
Eight years later	11,751	11,343
Nine years later	11,770
Cumulative redundancy/(deficiency)	(648)	(330)	(269)	(494)	(1,146)	(2,541)	(3,219)	(2,292)	(736)

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

(2)	The exchange adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on December 31, 2003.

Back to Contents

CONSOLIDATED LOSS DEVELOPMENT—NET OF REINSURANCE

(U.K. GAAP BASIS (1))

	As of December 31,
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

	(£ in millions)
Initial net reserves for unpaid losses and LAE	9,533	9,805	9,305	9,388	9,391	10,834	10,992	11,229	11,066	10,831
Exchange adjustment (2)	(650)	(804)	(249)	(112)	(51)	(62)	(299)	(265)	(39)	—

As restated for exchange	8,883	9,001	9,056	9,276	9,340	10,772	10,693	10,964	11,027	10,831

Fair value adjustment to acquired loss reserves						130
Paid (cumulative) as of:
One year later	2,833	2,613	2,499	2,706	2,863	3,772	4,176	3,875	3,801
Two years later	4,181	3,852	3,905	4,133	4,588	5,934	6,474	6,263
Three years later	5,093	4,826	4,942	5,277	5,735	7,370	8,137
Four years later	5,767	5,744	5,652	6,108	6,562	8,417
Five years later	6,364	6,067	6,153	6,656	7,157
Six years later	6,680	6,414	6,536	7,073
Seven years later	6,956	6,713	6,842
Eight years later	7,200	6,951
Nine years later	7,374
Reserve re-estimated as of:
One year later	9,437	8,901	8,897	9,085	9,112	11,117	11,553	11,692	11,758
Two years later	8,901	8,692	8,709	8,780	9,193	11,605	11,830	12,408
Three years later	8,868	8,595	8,501	8,819	9,533	11,856	12,474
Four years later	8,774	8,379	8,527	9,121	9,642	12,294
Five years later	8,628	8,414	8,800	9,315	9,801
Six years later	8,683	8,699	8,974	9,308
Seven years later	8,977	8,824	8,977
Eight years later	9,090	8,832
Nine years later	9,074
Cumulative redundancy/(deficiency)	(191)	169	79	(32)	(461)	(1,392)	(1,781)	(1,444)	(731)

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

(2)	The exchange adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on December 31, 2003.

The adverse loss reserve development for 2003 was mainly due to reserve strengthening for asbestos, general liability and workers’ compensation in the United States and asbestos in the United Kingdom. These increases in reserves, in particular the reserves for asbestos, have incident dates going back a number of years and so have impacted the cumulative redundancy/(deficiency) for all years shown in the table above.

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

Back to Contents

increases in reserves, in particular the reserves for asbestos, have incident dates going back a number of years and so have impacted the cumulative redundancy/(deficiency) for 2001 and all prior years shown in the table above.

In 2000, goodwill was increased by an amount that included £130 million as a fair value adjustment to the Orion acquired claims provisions for accident years 1997 to 1999. As this item is not a profit or loss account item for U.K. GAAP, it is shown as an adjustment to the deficiency for the year. For U.S. GAAP purposes, this item is reflected in the income statement. Loss reserve estimates are based on known facts and on interpretation of circumstances including our experience with similar cases and historical claims payment trends. We continually refine reserve estimates in a regular ongoing process as experience develops and further losses are reported and settled. The adjustment was based on an actuarial evaluation undertaken as part of this ongoing process in the fourth quarter of 2000. Claims handling and estimating procedures are inevitably affected by integration activity following an acquisition and this increases uncertainty concerning the adequacy of loss reserves for a period.

A substantial proportion of our property and casualty business, principally personal automobile and household, is short tail and therefore losses are reported and settled relatively quickly. By three years later over 60% of the total claims net of reinsurance initially reserved are generally paid and by five years later the historical cumulative payment percentage is approximately 70%.

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

The merger of Royal Insurance and Sun Alliance in 1996 did not bring about any material change in reserving methodology or require additional reserving other than as described below. Some refinement to process took place in the respective actuarial units but on the whole the methodologies used by the two companies produced reserve levels of a consistent strength. It was general practice in both Royal Insurance and Sun Alliance to run a variety of statistical techniques on each reserving population and to select the technique that best approximated the ultimate costs of settling the claim. The selection of method was driven by the nature of the product and the claims experience data available. Methods used included chain ladder, Bornhuetter-Ferguson and average cost per claim. We continue to run a variety of statistical methods on reserving populations. The selection of the actuarial technique adopted has been affected by the nature of the products selected by the Group post-merger, the availability of data following changes to reserving systems and the introduction of consistent case handling and reserving philosophies. We continue to refine both reserving population and method selection with the aim of improving reserving quality. The most significant methodology change after the merger was the use of consulting actuaries in 1999 to model pollution and asbestos risks on our inbound reinsurance book of business covering old U.S. risks.

A reinsurance arrangement between Sun Alliance in the United Kingdom and The Chubb Corporation in the United States was terminated with effect from January 1, 1997. The effect of the change to the reinsurance arrangement was to transfer a portfolio of £175 million of existing net assumed reserves to Chubb. This transfer had no effect on the reserve development redundancies/deficiencies.

Other than for the issues discussed above, we have had no material reserve strengthening or releases, nor have we noted any exceptional trends in our claims development in the nine years preceding 2003.

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

CONSOLIDATED RECONCILIATION OF RESERVES FOR LOSSES AND LAE (U.K. GAAP BASIS)

	As of December 31,
	2003	2002	2001

	(£ in millions)
Net reserves for unpaid losses and LAE at beginning of year	11,066	11,229	10,992
Reinsurance recoveries/receivables for unpaid losses and LAE at beginning of year	4,511	4,488	3,476

Gross reserves for losses and LAE at beginning of year	15,577	15,717	14,468

Effect of changes in foreign exchange rates	(224)	(525)	(63)
Effect of claims portfolio transfer and acquisitions	(915)	(349)	(394)
Incurred related to:
Current year	6,773	7,574	8,392
Prior years	736	1,542	1,255

Total incurred losses and LAE	7,509	9,116	9,647

Paid related to:
Current year	1,954	2,828	2,909
Prior years	4,887	5,554	5,032

Total paid losses and LAE	6,841	8,382	7,941

Gross reserves for losses and LAE at end of year	15,106	15,577	15,717
Reinsurance recoverable	4,275	4,511	4,488

Net reserves for losses and LAE at end of year	10,831	11,066	11,229
Discount on net asbestos and environmental reserves	(377)	(368)	(296)

Net reserves for losses and LAE at end of year as presented in our consolidated financial statements	10,454	10,698	10,933

Total incurred as a percentage of gross reserves	48.2%	58.0%	66.7%
Current year incurred as a percentage of total incurred	90.2%	83.1%	87.0%
Prior years incurred as a percentage of total incurred	9.8%	16.9%	13.0%
Total paid as a percentage of net reserves	61.8%	74.6%	72.2%
Current year paid as a percentage of total paid	28.6%	33.7%	36.6%
Prior years paid as a percentage of total paid	71.4%	66.3%	63.4%

Included in the “effect of claims portfolio transfer and acquisitions” for 2003 are the adjustments arising from the disposals of our property and casualty operations in Australia, New Zealand and Puerto Rico.

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

Back to Contents

Reserves for Asbestos and Environmental Losses

The tables below present the changes in the historical asbestos and environmental reserves established by us for 2001 and subsequent accounting years.

ASBESTOS LOSS DEVELOPMENT TABLE—GROSS OF REINSURANCE (U.K. GAAP BASIS (1))
	As of December 31,
	2001	2002	2003

	(£ in millions)
Initial net reserves for unpaid losses and LAE	678.5	835.6	975.7
Initial retroceded reserves	91.7	156.0	253.4

Initial gross reserves	770.2	991.6	1,229.1
Exchange adjustment (2)	(58.5)	(50.1)	—

As restated for exchange	711.7	941.5	1,229.1
Paid (cumulative) as of:
One year later	43.4	87.8
Two years later	128.0
Reserve re-estimated as of:
One year later	1,034.2	1,319.5
Two years later	1,358.9
Cumulative redundancy/(deficiency)	(647.2)	(378.0)

ASBESTOS LOSS DEVELOPMENT TABLE—NET OF REINSURANCE (U.K. GAAP BASIS (1))
	As of December 31,
	2001	2002	2003

	(£ in millions)
Initial net reserves for unpaid losses and LAE	678.5	835.6	975.7
Exchange adjustment (2)	(55.6)	(38.3)	—

As restated for exchange	622.9	797.3	975.7
Paid (cumulative) as of:
One year later	37.8	80.5
Two years later	115.8
Reserve re-estimated as of:
One year later	872.5	1,058.7
Two years later	1,093.3
Cumulative redundancy/(deficiency)	(470.4)	(261.4)

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

(2)	The exchange adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on December 31, 2003.

Back to Contents

ENVIRONMENTAL LOSS DEVELOPMENT TABLE—GROSS OF REINSURANCE
(U.K. GAAP BASIS (1))

	As of December 31,
	2001	2002	2003

	(£ in millions)
Initial net reserves for unpaid losses and LAE	244.8	216.4	171.6
Initial retroceded reserves	65.9	54.4	52.1

Initial gross reserves	310.7	270.8	223.7
Exchange adjustment (2)	(26.3)	(11.2)	—

As restated for exchange	284.4	259.6	223.7

Paid (cumulative) as of:
One year later	31.1	16.6
Two years later	41.4

Reserve re-estimated as of:
One year later	299.5	238.4
Two years later	260.9
Cumulative redundancy/(deficiency)	23.5	21.2

ENVIRONMENTAL LOSS DEVELOPMENT TABLE—NET OF REINSURANCE
(U.K. GAAP BASIS (1))

	As of December 31,
	2001	2002	2003

	(£ in millions)
Initial net reserves for unpaid losses and LAE	244.8	216.4	171.6
Exchange adjustment (2)	(21.9)	(8.8)	—

As restated for exchange	222.9	207.6	171.6

Paid (cumulative) as of:
One year later	15.5	12.5
Two years later	28.2

Reserve re-estimated as of:
One year later	230.0	182.5
Two years later	196.7

Cumulative redundancy/(deficiency)	26.2	25.1

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

(2)	The exchange adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on December 31, 2003.

We have exposure to liabilities for asbestos related and environmental pollution (“A&E”) losses arising from the sale of commercial liability and multi-peril policies prior to 1987. After 1987, policy wordings contained more prescriptive, and in many cases absolute, exclusions for these types of exposure thereby considerably reducing the potential for loss.

Coverages provided under which these liabilities have emerged were in most cases with smaller commercial customers and involved small policy aggregate limits and limits to coverage. We wrote a limited

Back to Contents

amount of excess coverage in the United States, most of which were excess policies on top of our own primary covers as opposed to primary policies written by other insurers. As a result, to a large extent, we were able to maintain underwriting and policy wording discipline. Excess policies are insurance policies which provide coverage in excess of the policy limits of another insurance policy, sometimes referred to as the primary policy. In other words, primary policies provide insurance coverage only to a defined limit of liability. Excess policies provide additional coverage beyond this liability limit.

Reserving for asbestos and environmental claims is subject to a range of uncertainties that are generally greater than those presented by other types of claims. These include long reporting delays, unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional loss reserving techniques cannot wholly be relied on and we have employed specialized techniques to determine reserves in a prudent manner using the extensive knowledge of both internal asbestos and environmental experts and external legal and professional advisors.

Factors contributing to this higher degree of uncertainty include:

•	plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations;

•	a few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants;

•	the tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms;

•
the long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later, for example, cases of mesothelioma can have a latent period of up to 40 years;

•	inadequate development patterns;

•	difficult issues of allocation of responsibility among potentially responsible parties and insurers;

•	complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds;

•	the tendency for social trends and factors to influence jury verdicts; and

•	developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

The position in the United States is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non-aggregate premises or operation section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos. Added to this, there is also the possibility, however remote, of federal legislation that would address asbestos related problems.

Against this background and in common with the industry generally, the Group in the United States receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are

Back to Contents

discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the U.S. easing its aggressive stance with litigation. We, therefore, expect that these notifications and approaches will continue to be received for some time to come but do not currently believe that the resolution of these notifications and approaches will have a material adverse effect on the Group’s financial position.

Total net outstanding A&E claims reserves at the end of 2003 amounted to £1,147 million. Net A&E reserves have increased from £1,052 million at the end of 2002, primarily as a result of the increase in asbestos reserves of £261 million before the effect of discounting following reports received from independent actuarial consulting firms offset by settlement of claims and exchange movements. The A&E reserves are mainly in the United Kingdom and the United States (approximately £1,107 million), and to a lesser extent in Canada (approximately £41 million). Amounts recoverable from reinsurers as of December 31, 2003 amounted to £305 million. Unrecoverable amounts, which are not included in the above figure, are not significant and have been fully provided for.

Reserves for environmental liabilities include provision for IBNR claims. The Group has provided for IBNR claims based on modeling performed by both internal experts and external consulting actuaries.

As with other claims reserves, A&E reserves are subject to regular internal review and updating. It is our practice to periodically subject reserves to independent actuarial review and in 1996 following a comprehensive review by an independent actuarial consulting firm, A&E reserves in the United States were strengthened by £117 million and in the United Kingdom by £25 million. Our A&E reserves in the United States were reviewed by independent actuaries in 1999 and our overall level of claims reserves were in the range indicated by the actuaries. Asbestos reserves on inbound reinsurance business in the United Kingdom were reviewed by consulting actuaries in 1999. Resulting from this and other reviews, we released gross reserves of £40 million. The net impact of this release after reinsurance was £6 million. The asbestos reserves were reviewed by independent actuaries in 2001 and, before the impact of discounting the reserves, increased by £200 million in the United Kingdom and by £171 million in the United States. Reviews carried out on asbestos reserves on behalf of the Group during 2002 confirmed that the existing provisions were within the range of reasonable actuarial estimates. They were, however, towards the lower end of that range. In light of this, reserves were strengthened by £101 million before the effect of discounting in the United Kingdom and by £106 million before the effect of discounting in the United States. Asbestos reserves were also strengthened in Australia. U.S. asbestos reserves were further strengthened by £80 million before the effect of discounting following publication of the Tillinghast Report in 2003. United Kingdom asbestos reserves were increased by £179 million before the effect of discounting to move the reserves further up the range of possible outcomes.

In May 2004 we reached agreement in principle with the Administrators of Turner & Newall (“T&N”), an asbestos products manufacturer in administration. This agreement makes available a sum of money towards compensating workers exposed to asbestos by T&N during the years covered by the policies. This concludes our involvement in any asbestosis liabilities of the T&N companies.

Over the past few years, our U.S. operation has been aggressively pursuing A&E claims settlements. This process has involved, where possible, legally enforceable settlement agreements to limit our liabilities. In 2000 the environmental claim payments include the settlement of one large claim for £20 million and in 2001 include one large claim payment of £14 million.

A new Senate Bill 2290 (the “FAIR Act”) was introduced to the U.S. Senate on April 7, 2004. This Bill would establish a privately financed trust fund to pay people with asbestos related diseases and would remove asbestos claims from the tort litigation system for the duration of the fund.

As the draft now stands, the trust would be funded with more than $100 billion to provide payments to individuals with asbestos related illnesses. It would be financed through contributions from primary insurers, reinsurers and industrial enterprises. Proposals are still circulating about whether funding would be through lump sum payments, installments or a combination of both. Our share of funding the Trust Fund, should it be established, is necessarily uncertain at this stage.

Back to Contents

The draft Bill proposes that the U.S. Department of Labor would administer a no fault Trust Fund. They will seek to compensate only those individuals who fall sick. Those who may have been exposed to asbestos but show no signs of illness would not benefit from the trust until they become sick.

We are a member of the core working group helping to develop recommendations with respect to the insurance industry’s financial parameters relative to the Trust Funds.

Passage of Senate Bill 2290, in its current or amended form, is far from certain. There are concerns that once the Fund is exhausted claimants would have the right to return to the tort system. The return would be confined to the Federal Court using the same medical conditions as the fund, which are different to the categories applied in the traditional tort system.

Back to Contents

UNDERWRITING AND PRICING

Underwriting and Pricing

Disciplined underwriting, encompassing risk assessment, risk management, pricing and exposure control is critical to our success.

The Group has an Underwriting and Claims Policy statement that clearly identifies the approach to be adopted in respect of risk selection and management, pricing adequacy, identification and management of aggregation to exposure and claims handling. These principles are adapted to local market, legal and regulatory environments and further embodied in detailed underwriting procedures. The goal is for our underwriters to be in a position to:

•	understand and assess each risk;

•	make appropriate decisions within their area of competence and authority limits;

•	differentiate between risks;

•	apply suitable terms and conditions in order to manage the portfolio;

•	control exposure; and

•	improve the predictability of the loss experience and make appropriate use of our capacity.

In establishing prices, each of our businesses has access to extensive customer data from its own records and access to appropriate market data. All of our underwriters have specific licenses that set clear parameters for the business they can underwrite, based on the experience of the individual underwriter. Additionally we have a centrally managed forum looking at group underwriting issues reviewing and agreeing underwriting direction and setting policy and directives where appropriate. The Group has a Portfolio Review Process to provide better control of the Group’s diverse insurance portfolios around the world. The process demands a twice-yearly review of each business. “Oversight” forums, comprised of business and underwriting leaders, provide wider business and risk perspectives.

Pricing for property and casualty products is generally based upon historical claims frequencies and claims severity averages, adjusted for inflation and trended forward to recognize anticipated changes in claims patterns. While claims remain our principal cost, we also make allowance in the pricing procedures for acquisition expenses, administration expenses, investment income, the cost of reinsurance and for a profit loading that adequately covers the cost of the capital we expose to risk. Pricing for our life insurance products is generally based upon the expected pay out of benefits calculated through the use of assumptions regarding mortality, morbidity, expense, persistency, inflation and investment returns as well as the cost of the capital we expose to risk. Pricing for our asset accumulation products varies depending upon the specific product but is generally based upon investment return, expenses, persistency and the cost of capital we expose to risk.

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

Back to Contents

Catastrophe Risk and Exposure Controls

Like other property and casualty insurers, we are exposed to multiple insured losses arising out of a single occurrence, whether a natural peril event such as a hurricane, flood or an earthquake, or man-made catastrophes such as an explosion or fire at a major industrial facility. Any such catastrophic event could generate insured losses under one or more of our policies.

Our largest single net catastrophe loss in recent years, from a natural peril event, arose from Hurricane Georges in 1998, which produced pre-tax costs, net of reinsurance, of £87 million including reinstatement premiums.

Our largest ever cumulative loss from a single event came from the attack on the World Trade Center on September 11, 2001. Our estimated pre-tax losses as of December 31, 2003 after reinsurance (covering both costs of claims and the resulting costs of maintaining our reinsurance coverage in force) are £279 million, calculated on a one occurrence basis.

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

We share expertise among the Group on catastrophe modeling through our Worldwide Reinsurance Practice Group which also provides us with an overview of our company-wide catastrophe exposures and reinsurance adequacy. We consider a reinsurance program to be “adequate” only if it covers at least 199 out of 200 possible events by loss size. We refer to this as the “1 in 200 year expected maximum loss”. Since 1999, we have set our total retention for a single catastrophic event based on geographic location. Estimated maximum claims costs, after reinsurance but before tax relief, for a single natural peril event for 2004 are:

•	£95 million for an event affecting both the United Kingdom and other countries in Europe;

•	£45 million for an event that affects both Canada and the United States;

•	£36 million for an event that affects both the United States and the Caribbean; and

•	£12 million for an event occurring other than in the locations above.

Our subsidiaries are responsible for buying reinsurance to protect their results against catastrophes and for determining their own retentions. Within our Group Corporate Centre, we review the operations’ proposed catastrophe purchases to check that they at least meet the Group’s “1 in 200 year” standard. We also check to see that total Group exposures are within the limits set out above and also are consistent with our required risk-based capital. As a result we may decide to purchase further catastrophe coverage at the Group level.

Back to Contents

REINSURANCE

We reinsure a portion of the risks we underwrite to control our exposure to losses, stabilize earnings and protect surplus. Our reinsurance strategy is to purchase reinsurance in the most cost-effective manner from reinsurers who meet the security standards set by our Group Corporate Centre for all of our subsidiaries. Each of our insurance company subsidiaries is empowered to purchase the reinsurance that it deems appropriate for the insurance that it writes, provided it complies with requirements for treaty protection as defined by Group Corporate Centre.

We use financial analysis models in both our operations and at Group Corporate Centre to help our decision making as to what insurance exposures to transfer outside the Group using reinsurance.

•	Our property and casualty operations make use of dynamic financial analysis models endorsed by the Group to assess the risk and reward effects of different reinsurance structures and prices.

•	Our life operations have decision making tools, such as embedded value and stochastic modeling systems, to assess the financial effects of reinsurance.

We cede to reinsurers a portion of our risks and pay premiums based upon the risk and exposure of the policies subject to such reinsurance. Reinsurance recoveries are subject to collectability in all cases and to aggregate loss limits in certain cases. Although the reinsurer is liable to us to the extent of the reinsurance ceded, we remain primarily liable as the direct insurer on all risks reinsured. We hold collateral, including escrow funds and letters of credit, under certain reinsurance agreements. We monitor the financial condition of reinsurers on an ongoing basis, and review our reinsurance arrangements regularly to ensure that our total counterparty exposure to individual reinsurance groups is within the limits set by the Board Risk Committee.

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

•	Our Board Risk Committee sets targets for the credit profile of reinsurers on our treaty purchases.

•
We limit the credit risk exposure to individual captive reinsurers, with whom we deal as part of our commercial lines business, by analysis of their finances and controlling our maximum exposure to each captive each time we renew the insurance contract.

During 2003, over 99% of our property and casualty treaty cessions by premium were to reinsurers that had a Standard & Poor’s financial strength rating of at least “A-” or better, or equivalent from A.M. Best, as at the start date of the contract. Most of our property and casualty operations have new treaties at January 1, 2004. For these new treaties over 99% of the estimated 2004 premiums will go to reinsurers that have a Standard & Poor’s financial strength rating of “A-” or better (or equivalent rating from A.M. Best).

A quota share reinsurance agreement with Munich Re Group first took effect from January 1, 2002. The treaty originally reinsured 10% and as renewed in 2003 reinsured 15% of the Group’s property and casualty business written in the United Kingdom, United States, Denmark, Canada and Ireland with some exclusions. For 2004 the treaty has been renewed and reinsures 8% of the Group’s property and casualty business written in the

Back to Contents

United Kingdom, Denmark, Canada and Ireland with some exclusions. The treaty operates on an accident year basis and consequently the Group has paid to Munich Re Group in January 2004, their share of the opening unearned premium reserve as a portfolio transfer amounting to £156 million.

The table below sets forth the rating assigned by Standard & Poor’s to our primary property and casualty treaty reinsurers and the amounts ceded to them during the year ended December 31, 2003. This type of reinsurance requires the reinsurer to assume insurance risk, on a predetermined basis, for all of the contracts underwritten by us that are covered by the treaty. For each reinsurance group, the table shows the rating category of each reinsurance group as of May 28, 2004 together with the rating category of that reinsurance group as of January 1, 2003.

Reinsurance Group	2003 Ceded Treaty Premiums £ in millions	S&P Rating at May 28, 2004	S&P Rating at January 1, 2003

Munich Re Group	947.4	A+	AAA
Lloyd’s of London	105.7	A	A
G E Capital	75.5	A+	AA+
XL Capital	70.2	AA–	AA
Swiss Re Group	63.2	AA	AA+
HDI Group	53.7	AA–	AA
Renaissance Re Holdings	53.0	AA–	A+
OdysseyRe Group	39.2	A–	A
Partner Re Group	39.1	AA–	AA
ACE Limited	39.0	A+	A+

In addition, £47.7 million of premiums were ceded to “AAA” rated companies National Indemnity and GeneralCologne Re, which are companies within the Berkshire Hathaway Group, during the year ended December 31, 2003. We also ceded £210 million of premiums to RSUI Indemnity Company, a member company of the Alleghany Group in connection with the sale of Royal Specialty Underwriting, Inc.

Our property and casualty facultative placements, other than those with captive reinsurers of our major retail clients, are overwhelmingly with the same reinsurers as shown above. Facultative placements, or risks under facultative treaties, reinsure all or part of a single policy determined on a contract-by-contract basis. Reinsurance purchases by our life are almost all with the reinsurance groups named above.

We monitor the amounts due to and from each of our major reinsurers. As of December 31, 2003 we had material total recoverables from each of the following reinsurance groups, covering both our life and asset accumulation and property and casualty businesses. The totals by reinsurer were as follows:

•	Munich Re Group: £1,400 million;

•	National Indemnity and GeneralCologne Re: £600 million;

•	Swiss Re Group: £550 million;

•	Lloyd’s of London: £250 million;

•	Alleghany Corporation: £200 million; and

•	GE Capital: £175 million.

All of the groups above carry at least an “A+” financial strength rating from Standard & Poor’s, with the exception of Lloyd’s of London that has an “A” (“good”) rating. Alleghany Corporation has an “A” (“good”) rating from A. M. Best.

Back to Contents

Alleghany Corporation relates entirely to the sale in June 2003 of our subsidiary Royal Specialty Underwriting, Inc.

We monitor changes in the financial security of reinsurers to see whether their ability to pay recoverables in full is doubtful. Where we believe a reinsurer’s ability to pay in full is doubtful, our Group Corporate Centre sets guidelines for provisioning for uncollectable reinsurance. These guidelines apply to all operations. Group Corporate Centre analyses local provisions versus our guidelines. As of December 31, 2003, total provisions for uncollectable reinsurance, for reinsurers where Group Corporate Centre requires operations to set up a provision, were £57 million compared with £52 million as of December 31, 2002.

Certain of our subsidiaries are members of government-mandated pools in various parts of the world. As of December 31, 2003 the largest pool (by premium volume) was Pool Re operated by the U.K. government to provide terrorism cover. Total premiums paid by our U.K. operations to Pool Re in 2003 were approximately £52.6 million.

Back to Contents

REGULATION

General

Our insurance business is subject to varying degrees of regulation in the jurisdictions in which we transact business. In addition, European Union, or EU, directives have had, and will continue to have, a significant impact on the regulation of the insurance industry in the EU as such directives are implemented through legislation adopted within each member state.

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

United Kingdom

General

As a U.K.-based insurance group, our primary regulator is the U.K Financial Services Authority (the “FSA”). The FSA is empowered by the Financial Services and Markets Act 2000 (the “Act”) under which the FSA has four statutory objectives:

•
Maintaining confidence in the U.K. financial system. This is achieved by, among other things, supervising exchanges, settlement houses and other market infrastructure providers and conducting market surveillance and transaction monitoring.

•
Promoting public understanding of the financial system. The FSA works to help consumers gain the knowledge, aptitude and skills necessary to become informed consumers, so that they can manage their financial affairs more effectively.

•
Securing the right degree of protection for consumers. Vetting at entry aims to allow only those firms and individuals satisfying the necessary criteria (see below) to engage in a regulated activity. Once authorized, firm and individuals are expected to maintain particular standards set by the FSA. The FSA monitors how firms and individuals are meeting these standards. Where serious problems arise they investigate and, if appropriate, discipline or prosecute those responsible for conducting financial business outside of the rules.

•	Contributing to reduce financial crime. The FSA focuses on three main types of financial crime: money laundering; fraud and dishonesty; and criminal market misconduct such as insider dealing.

The FSA’s approach to regulation and the standards it requires firms to maintain are set out in the FSA Handbook of Rules and Guidance. The Act and Handbook are also used to implement the requirements contained in a number of EU directives relating to financial services, so that the legislative environment in the United Kingdom is similar to that in any other European Economic Area, or EEA, member states.

Authorization

All insurers operating in the United Kingdom (including non-U.K. concerns wishing to establish and operate an insurance subsidiary within the U.K.) must be authorized by the FSA, which grants authorizations after consideration of the applicant’s ability to meet a set of “threshold conditions”. These are the minimum

Back to Contents

conditions that must be satisfied (both at authorization and on an ongoing basis) in order for a firm to gain permission to undertake regulated activities in the UK. The threshold conditions relate to matters such as the legal form of the proposed undertaking, the ability of the firm to undertake the proposed business with integrity and competence, and the adequacy of its financial resources. When deciding whether or not to grant permission to undertake a regulated activity, the FSA may impose limitations, for example on the types of insurance business that may be undertaken. The FSA must also grant approval to changes in the ownership of firms where the shareholding exceeds certain thresholds prescribed in the Act and various notification requirements also exist in relation to shareholdings.

The High Level Standards for firms and individuals

The first part of the FSA Handbook of Rules and Guidance sets out the High Level Standards with which the FSA expects firms and their directors and senior managers to comply. The High Level Standards have four main elements:

•
The Principles for Businesses – these 11 principles encapsulate the fundamental obligations of firms regulated by the FSA. They include the need to act with integrity, to conduct business with due skill, care and diligence, the need to organize and control a firms’ affairs effectively with adequate risk management systems, the need to maintain adequate capital, the need to treat customers fairly, and the need to be open and honest in dealings with regulators.

•
Senior management arrangements, systems and controls – this section of the Handbook aims to encourage senior managers and directors to take appropriate practical responsibility for the firm’s affairs. It provides elaboration on the Principle for Businesses relating to organization and control, and also aims to encourage firms to vest responsibility for effective and responsible organization in specific directors and senior managers.

•
The Approved Persons regime – a fundamental tenant of the FSA’s regulatory approach is to place personal responsibility on a company’s directors and senior managers to take practical responsibility for the management and control of the company’s affairs. In particular, individual directors and senior managers who carry out a specific “controlled function” (for example Board directors, Chief Executive, and those responsible for key functions such as finance, risk management, internal audit, compliance and significant business units) are known as “Approved Persons”. FSA approval must be obtained before an individual is appointed to a controlled function and, once appointed, an Approved Person must comply with a set of “Statements of Principle for Approved Persons” which largely mirror the Principles for Businesses applicable to firms. A Code of Practice for Approved Persons provides guidance to assist Approved Persons in determining whether their conduct complies with the Statements of Principle.

•
Fitness and Propriety – the FSA will only approve an individual to undertake a controlled function if that individual is assessed as ‘fit and proper’. In particular, the FSA must be satisfied as to the person’s honesty, integrity and reputation, competence and capability for the role, and financial soundness.

Risk-based supervision

The FSA employs a risk-based approach to its supervision of firms. A key tool is the firm risk assessment framework. Each firm is the subject of a risk assessment by the FSA. The results are used to determine the potential risk posed by a firm to the FSA’s statutory objectives and consequently, the nature and intensity of supervision of that firm. At the conclusion of the assessment, a risk mitigation programme (“RMP”) is prepared by the FSA and firms are required to address the actions set out in the RMP within timeframes set by the FSA. We were the subject of a formal risk assessment in 2003 and a risk mitigation programme was sent to the Chairman of the Board in August 2003. We provide regular updates to the FSA on progress made against the actions identified in the RMP and, in addition, the FSA holds regular meetings with senior management to discuss progress. The FSA is currently conducting an interim review which is expected to result in changes to the RMP, for example to reflect changes that have taken place within the Group over the past year.

Back to Contents

Powers and sanctions

The FSA has wide ranging powers, which include the authority to investigate a company’s affairs at any time and to determine whether it is in financial or other trading difficulties and/or an individual is a fit and proper person to control or manage an insurance company. The FSA also has wide powers of enforcement, including the ability to sanction companies and individuals, most notably powers to impose fines and to prevent individuals from continuing to work in the industry.

Financial returns

All U.K. authorized insurance companies and ultimate parents of insurance companies must submit to the FSA annual returns, together with audited annual financial statements. The FSA uses the annual return to monitor the solvency (ability to meet current and future obligations (such as claims payments to policyholders)) of an insurance company. For general (property and casualty) business, the return is also used to assess retrospectively the adequacy of the company’s claims provisions. For a long term (life) insurance company, the FSA is also concerned that the company is able to meet policyholders’ reasonable expectations of return. For long term (life) business, the appointed actuary must sign a certificate as to whether admissible assets are sufficient to cover the long term (life) business liabilities. The directors of an insurance company are required to sign a certificate, which includes a statement as to whether the company has maintained the required minimum margin of solvency throughout the year.

Solvency

U.K. minimum regulatory solvency requirements are currently set in accordance with relevant EU legislation. The required solvency margin and the guarantee fund minimum are calculated using the Euro British pound exchange rate on October 31, each year. The October 31, 2003 Euro rate was £0.6863. For general (property and casualty) insurers, the margin required is generally the larger of (a) 18% of the first 10,000,000 Euro of gross written premiums for the year plus 16% of the remainder reduced by the ratio of gross reinsurance recoveries to gross claims paid during the last year (maximum reduction 50%), (b) 26% of the first 7,000,000 Euro of average gross claims for the past three years plus 23% of the remainder reduced by a reinsurance factor as under the premium basis, and (c) a fixed amount, referred to as the minimum guarantee fund, ranging from 200,000 Euro to 1,400,000 Euro depending on the class of business and, in the case of credit insurance business, the amount of premiums and contributions due in respect of that business.

For long term (life) insurers, the minimum solvency margin is assessed by a mathematical formula. However, the minimum guarantee fund must generally be at least 3,000,000 Euro should the formula produce a lesser figure.

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

The United Kingdom is required to implement the EU Solvency I Directives for financial years beginning on or after 2004. Among other changes, under the Solvency I Non-life Directive, firms that discount their technical provisions for outstanding claims, as the Group does, will have to reduce their available margin of solvency by a corresponding amount. The group successfully applied for a waiver, valued at £400 million, relating to the ability to continue our present practice of discounting very long dated general insurance claims liabilities. All waivers are for a limited period. We currently expect to apply for a renewal when the waiver expires. We believe this approach is appropriate and is consistent with the longer term direction of the regulatory requirements as well as International Financial Reporting Standards and the principles of fair value. Other

Back to Contents

changes introduced under the EU Solvency I Directive increase our solvency requirements through higher requirements for liability business and the increase in individual company minimum margins.

The FSA have indicated that Solvency I is a transitional arrangement and they want to adopt a more radical solvency regime for general insurance, starting in 2005. This has been set out in Consultation Paper CP190, which establishes principles for determining the Economic Capital Requirement, or ECR, for a general insurer. To this requirement will be added an individual capital requirement that is more specifically related to the risk circumstances of the particular company. The ECR is based on the principle of there being a capital charge for the various types of risk that an insurer faces, such as underwriting, adverse claims development and credit risk. The ECR sets out capital charge percentages for particular lines of insurance business and for particular assets and liabilities. The Group has made some estimates of the likely impact, and, for Royal & Sun Alliance Insurance plc, the principal regulated entity, in its present form, the calculation shows an increase from the present required minimum margin of around £700 million at the end of 2003, to an ECR of £1,600 million. Clearly this is a major change in regulatory capital requirement bringing it much closer to the levels established by the rating agencies and risk based capital calculations. The implications of an increase of this amount will crucially depend on how the FSA then apply the requirement and in particular whether further buffers and margins will be necessary in addition to the ECR itself. In certain circumstances it is apparent that the regulatory requirement could be significantly greater than the equivalent rating agency or risk based capital level.

On January 31, 2003, John Tiner, then a Managing Director of the FSA, wrote to the chief executive officers of all U.K. life insurance companies regarding the FSA’s application of the rules requiring insurers to maintain a minimum margin over solvency (known as the regulatory minimum margin, or RMM). In this letter, Mr Tiner noted that the calculations which underlie the RMM are in some respects very conservative (in particular, the way that they value certain liabilities), and that largely as a reflection of this the FSA has begun, in addition, to collect data on firms solvency using an alternative “realistic” approach. As a result of this review, it has been left open to life insurance firms to apply to the FSA to waive or modify particular rules which form part of the existing RMM calculation, so long as they continue to meet European Union minimum requirements.

During 2003, the FSA, issued a consultation paper CP195, proposing a new regime for UK life insurance company solvency for late 2004. This regime will have two “pillars”. For larger with-profits funds, the first pillar will require capital to be held sufficient to meet the larger of guaranteed benefits valued on a market consistent basis and policyholders’ reasonable expectations of future bonus, both in present circumstances and in the event of a prescribed, simultaneous worsening of several investment and other factors. An adjusted version of the current statutory solvency basis will remain as an underpin. For other funds, the first pillar continues to be the current statutory solvency basis. Under the second pillar, all companies will prepare an individual capital assessment, which will identify the additional capital, if any, which each company needs to hold based on a full and individual analysis of the risks to which it is exposed and the controls that it has in place. The FSA have already allowed larger with-profits funds to move a large part of the way to measuring capital requirements on a “pillar 1” basis via the introduction of “realistic balance sheet” reporting and so called “Tiner” waivers from the current statutory solvency basis. The effect of these interim changes has been beneficial overall to our two main closed UK with-profits funds, as we have been able to cancel an expensive financial reinsurance treaty previously necessary to meet the statutory solvency requirements. Our solvency is also now less sensitive to future asset value falls.

We published our “Principles and Practices of Financial Management” with effect from April 30, 2004, which sets out how we will run the with-profits funds in the future and ensure that we continue to treat with-profits customers fairly as our funds run off.

The solvency of the UK Life funds is sensitive to changes in investment conditions and will therefore rise and fall. To provide for this, arrangements have been in place for a number of years now in respect of both of the UK with-profit life funds whereby the shareholders can provide them with loan finance that will count towards their statutory or realistic solvency. Such loan finance, which is interest bearing, is repayable by the with-profits funds provided their statutory or realistic solvency exceeds a preset level of £50 million each. At December 31, 2003 the loan finance utilized by the UK Life funds amounted to £146 million.

A further development is set out in CP204, which amends the implementation of the Groups’ Directive. This looks at the capital requirements for financial groups as distinct from the regulated entities themselves. As

Back to Contents

with CP190 and CP195, the implementation of CP204 could have a major impact on the Group. One requirement will be for the Group’s existing subordinated debt, which is borrowed at the Group holding company level, to qualify as capital under the regulatory requirements. It is regarded as capital by the Group and by the rating agencies but a number of technical details need to be changed in order for it to meet the regulatory requirements which have been introduced since it was borrowed. In June 2004, the holders of our subordinated Eurobonds agreed to amend the terms of the bonds making them eligible to qualify as regulatory capital. As with CP190, the anticipated introduction of CP204 is on January 1, 2005. Overall, the consultation papers mean that the management of an insurance group’s balance sheet will become similar to that of a banking group. In particular, it is expected that there will be a wider range of types of capital that insurance companies will utilize, including various forms of debt that are able to be treated as capital.

Regulatory Changes

The regulatory environment for insurance companies operating in the United Kingdom is currently undergoing significant change, in particular in respect of solvency requirements, requirements to ensure the adequacy of system and controls and risk management arrangements, and, with effect from January 2005, the introduction of a statutory regime over the selling and administration of general insurance (this regime replaces the current self-regulating arrangements established by the General Insurance Standards Council). These changes are in part attributable to the implementation of EU Directives but are also the natural response of the regulators to corporate failures and the challenging market conditions that have prevailed over the last few years.

The changes that can be expected in the U.K. solvency requirements are generally anticipated to arise in 2004 through 2006. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for group solvency and the impact of such developments could be material.

We maintain a close dialogue with the FSA to gain a good understanding of the likely developments and maximize the time available to plan for them. As indicated earlier in this document, it is expected that regulatory capital measures will gradually move towards a risk based approach and will converge with RBC and rating agency considerations as a common measure of capital adequacy. In order to advance this process the FSA has proposed a number of high level rules and guidance for non-life insurers, which are incorporated into an Individual Capital Adequacy Standards framework. Non-life insurers will be required to follow this guidance and develop processes to calculate their individual capital requirements, which will be subject to review by the FSA. The FSA has the authority to disagree with the firm’s capital assessment and set Individual Capital Guidance in excess of the firm’s own internal assessment. Further guidance on the implementation of these requirements is expected to be released by the FSA later in 2004.

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

A review of with-profits business was initiated by the FSA in 2001 and new requirements are to be included in the FSA Handbook to ensure the fair treatment of with-profits policyholders. These include new requirements for insurers to define and publish the “Principles and Practices of Financial Management” (“PPFM”) that are applied in the management of with-profits funds (from April 2004), to reinforce the need for effective governance arrangements in relation to the management of with-profits funds; and changes in the appointed actuary regime including the introduction of two new actuarial functions, being the “actuarial function” for all life companies and the “with-profits actuary” only for firms carrying on with-profits business.

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

Back to Contents

Consumer Complaints and Compensation

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

The Financial Services Compensation Scheme (“FSCS”) is a safety net for customers of authorized financial services firms. It covers business conducted by firms regulated by the FSA and is funded by levies on authorized firms. European firms (authorized by their home state regulator) that operate in the United Kingdom may also be covered.

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

Marketing

There is minimal specific regulation of the marketing of general (property and casualty) insurance in the United Kingdom. The Act requires certain information to be disclosed to policyholders at the time or shortly after a policy is taken out and contains certain provisions regarding advertisements but these regulatory requirements are not onerous. The main requirements under the General Insurance Standards Council (“GISC”) are that advertising should be clear, fair and not misleading and that membership should be disclosed in all marketing materials and brochures. The GISC requirements will be replaced from October 2004 by FSA regulation implementing a European Directive on Distance Marketing which sets minimum standard information about a firm and its products and services that must be provided to customers.

The marketing of most long-term (life) insurance business (including pension business) falls within the definition of “designated investment business” for the purposes of the Act. Any authorized insurer which markets such products is obliged to ensure that its marketing activities comply with FSA Principles and the relevant sections of the Conduct of Business Sourcebook.

Training and Competence

The FSA has imposed strict requirements with respect to training and competence of those involved in the selling and administration of certain financial services in recent years. The detailed requirements of the FSA’s Training and Competence sourcebook do not currently apply to general insurance business but firms are expected to comply with a series of Training and Competence Commitments relating to ensuring the ongoing competence and appropriate supervision of employees.

New Regulatory Developments

As noted above, the FSA’s approach to the regulation of insurance business has changed significantly since it gained its powers under the Act in late 2001. A number of further changes are proposed, some of which have been outlined above. Other regulatory developments include:

Back to Contents

•
Integrated Prudential Sourcebook: the Integrated Prudential Sourcebook (“PSB”) sets out prudential requirements applying to all categories of FSA-regulated firms. These requirements and guidelines relate to risk management systems and controls and the adequacy of financial resources. For insurance companies, the systems and control requirements are expected to come into effect at the end of 2004. The PSB will also reflect the requirements of the revised life and non-life directives which came into force in March 2002, known as “Solvency I”. New capital requirements (a risk-based minimum regulatory capital requirement, the enhanced capital requirement (ECR); and a regime under which the FSA will review firms’ assessments of their own capital needs given the range of risks to which they are exposed, known as Individual Capital Assessments) have been the subject of industry consultation. These proposed requirements are described in Consultation Papers 190 (non-life insurers) and 195 (life insurers) and a Policy Statement setting out the final requirements is expected to be released by the FSA in June 2004. The potential implications of these new ECR requirements are discussed above. The Royal & SunAlliance group has established a major group-wide program, the Capital and Risk Management Transformation Program, the aims of which include preparing the group for compliance with the PSB and preparing for the Individual Capital Assessment regime.

•
Realistic balance sheets: in January 2003, the FSA introduced the concept of realistic balance sheets for life insurers which will replace the existing regulatory framework from reporting dates on or after March 31, 2004.

•
Regulatory reporting: various public enquiries into insurance industry failures have resulted in criticism of the FSA’s paper-based and reactive regulatory reporting regime. Changes to this regime are proposed including the need for more timely and relevant information which can be submitted in electronic form.

•
Mortgage endowments: as part of its work relating to treating customers fairly, the FSA has engaged in various initiatives aimed at raising consumer awareness about the need to complain to a product provider where they believe they may have been miss-sold a mortgage endowment (i.e. an interest-only loan combined with an endowment policy). To date, the FSA has not required an industry-wide review of past sales but individual firms have been fined for regulatory breaches relating to selling practices and complaints volumes have increased significantly.

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

Back to Contents

holding company laws will in many instances require notice (at times on a prior approval basis) of certain intra-group transactions and agreements.

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by certain insureds caused by the insolvency of other insurers. Depending upon state law, insurers can be assessed an amount that is generally equal to between 1% and 2% of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. Assessments are generally recoverable through premium rates, premium tax credits or policy surcharges. Guaranty fund assessments incurred by our U.S. subsidiaries amounted to approximately $15 million in 2003. A similar amount was incurred in 2002. In addition, payments to states with provisions for recoupments, either through policyholder surcharges or where assessments are recoverable through premium tax credits and the payments are held as a recoverable amount on the balance sheet, totaled $10 million in 2003 compared to $16 million in 2002. Approximately $11 million of the recoupable assessments were determined to be unrecoverable due to anticipated reductions in premium writings, and as such were expensed as uncollectible in 2003. Significant increases in assessments could limit the ability of our U.S. subsidiaries to recover such assessments through tax credits. In addition, there have been legislative efforts to limit or repeal the tax offset provisions, which efforts, to date, have been generally unsuccessful. These assessments are likely to increase in the future because of the number and scope of insolvencies of insurance companies. It is difficult to predict the impact on the property/casualty guaranty associations and on the Company, but matters affecting such companies are expected to receive significant attention and scrutiny by the various state regulators and this will involve eventual assessment of all property/casualty companies in some proportion to their premium writings in the respective states. Our insurance subsidiaries are also required to participate in various involuntary assigned risk pools, principally involving workers’ compensation and automobile insurance, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage in the voluntary market. Participation in these pools in most states is generally in proportion to voluntary writings of related lines of business in that state.

Risk-Based Capital

In order to enhance the regulation of insurer solvency, a Risk Based Capital, or RBC, formula and model were adopted by the National Association of Insurance Commissioners, or NAIC. RBC is designed to assess minimum capital requirements and raise the level of protection that statutory surplus provides for policyholder obligations. The RBC formula for property and casualty insurance companies measures four major areas of risk: (i) underwriting, which encompasses the risk of adverse loss developments and inadequate pricing; (ii) declines in asset values arising from credit risk; (iii) declines in asset values arising from investment risks; and (iv) off-balance sheet risk arising from adverse experience from non-controlled assets, guarantees for affiliates or other contingent liabilities and reserve and premium growth. Pursuant to the applicable law, insurers having less statutory surplus than that required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

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

The formulas have not been designed to differentiate among adequately capitalized companies that operate with higher levels of capital. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. At December 31, 2003, all U.S. property and casualty insurance subsidiaries had exceeded RBC minimum requirements, following capital contributions and capital support transactions between the U.S. subsidiaries and the U.K. parent company. The RBC requirements continue to be monitored and modelled each quarter to ensure requirements are met.

Back to Contents

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

Based on statutory filings for the year ended December 31, 2003, several of the individual insurance companies within our U.S. operations generated ratios outside the usual range for four or more of the IRIS ratios. Different factors contributed to these ratios, in particular the loss reserve strengthening actions taken during 2003, lower interest rates due to current market conditions, and reductions in premium volumes due to sales of renewal rights and cancellations or non-renewals due to ratings downgrades. We expect to receive inquiries from the NAIC and state insurance departments regarding those companies, and believe that our explanation will be accepted as satisfactory by the NAIC and those state insurance departments.

Until September 30, 2001, our operations in the United States were conducted through 34 insurance companies 25 of which operated in four intercompany reinsurance or pooling arrangements, whereby each of the participants in the pool retained a specified percentage of the total insurance operations of the pool members. In addition, 9 of the 34 companies operated autonomously and did not participate in any of the pooling arrangements. Effective October 1, 2001, with the necessary approval of the various state insurance departments, we changed the U.S. group’s overall intercompany reinsurance or pooling arrangement by combining the core operating companies into a single pool. We retained certain other companies, which operate in the excess and surplus lines market or are focused on specific specialty products, independent from this arrangement, and do not have these companies participating in the pool. Certain of these companies have only investments, some miscellaneous assets or liabilities, and capital, resulting in a “shell” company that contains no insurance balances and can be sold to realize the value of the insurance licenses. In 2002, two companies were sold as licensed insurance company shells, and three companies were merged into another insurance company in the Royal & SunAlliance Insurance Group. In 2003, one company was sold as a licensed insurance company shell, and two insurance companies were merged together. We anticipate additional mergers or sales to reduce the number of insurance companies in the U.S.

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

Back to Contents

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

On November 26, 2002, the U.S. Federal government enacted the Terrorism Risk Insurance Act of 2002 (“TRIA”) that established a temporary Federal program which requires insurers to offer coverage in commercial property and casualty policies for losses resulting from certain acts of terrorism. In order for a loss to be covered under TRIA, the loss must be the result of an event that is certified as an act of terrorism by the U.S. Secretary of Treasury. Certified Acts of Terrorism are those actions committed by a foreign interest within the U.S. or to a U.S. flagged vessel or aircraft, and resulting in insurance industry losses of $5 million or more. TRIA excludes domestic terrorism. Pursuant to TRIA, the Federal government will reimburse insurers for 90% of covered losses after an insurer’s losses exceed a premium-based deductible, up to an annual aggregate for the Federal government and the insurance industry of $100 billion. If an act of terrorism results in losses exceeding the $100 billion annual limit, insurers with losses exceeding their deductibles will not be responsible for additional losses. The deductible is 7% for 2003, 10% for 2004 and 15% for 2005. In each case, the deductible percentage is applied to the insurer’s direct premiums earned from the prior calendar year. The Company’s direct premiums earned and eligible under TRIA in 2003 was approximately $3.7 billion, bringing the deductible under this Federal reinsurance program to an estimated $370 million for 2004.

TRIA voided terrorist exclusions in policies in force on November 26, 2002, and required insurers to make available terrorism coverage in all of their covered commercial property and casualty insurance policies at rates chosen by the insurers on policies in force and all policies renewed or newly offered thereafter. Policyholders may accept or decline coverage at the offered rate. These exclusions remained in place with regard to domestic terrorism. Insurance companies were required under TRIA to notify in force commercial policyholders by February 24, 2003 that coverage is now provided and the cost for that coverage. The Company has complied with those requirements. We believe it is too early to determine TRIA’s impact on the insurance industry or to the Company. However, the enactment of TRIA has created a new regulator on the federal level charged with implementing the law and affecting commercial property and casualty lines, and opens the way for a possibly more permanent federal role in the U.S. in the regulation of insurance along with the States. The enacted temporary Federal reinsurance program is scheduled to terminate at the end of 2005, unless Congress renews the program.

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

Insurance companies in Canada provide information to OSFI on an ongoing basis. Such information includes both corporate and financial information such as copies of the annual report, signed and audited annual financial statements, annual financial returns, and various monthly, quarterly and annual financial information. OSFI’s continuing supervision includes analysis of this information and regular examinations of insurance companies. OSFI has recently implemented a risk based methodology for assessing financial institutions referred

Back to Contents

to as the Supervisory Framework. In applying this framework, OSFI looks at the inherent risks and the quality of risk management for each significant activity. The major risk categories assessed are credit, market, liquidity, insurance, operational, legal and regulatory and strategic. In assessing the quality of risk management, OSFI will rate operational management, financial analysis, compliance, internal audit, risk management, senior management and Board oversight. In determining an institution’s overall rating, OSFI also looks at earnings performance and adequacy of capital. OSFI assesses each of these areas and makes recommendations to the company with respect to any situations that may need improvement. Failure to maintain minimum capital levels may result in a directive to increase or take some other action to rectify any deficiency.

The capital position and requirements of Canadian insurance companies are monitored under the Minimum Capital Test (MCT) which was introduced in 2003 replacing the Minimum Asset Test (MAT) which applied until the end of 2002. The intent of the change was to establish a more riskbased framework under which the capital requirement for individual companies was based on their individual risk profile. The expectation is that the new risk based capital requirements will be reasonably neutral in terms of the level of capital required for the industry in aggregate.

The Insurance Companies Act (Canada) imposes a number of requirements on a company’s Appointed Actuary to report to the company’s board of directors and to file regular reports with OSFI. In addition, OSFI has recently mandated that all insurers have a Legislative Compliance Management System (LCMS), which is a system requiring evidence of compliance with the Insurance Companies Act (Canada) (the “Act”). OSFI has published a revised Legislative Compliance Management Guideline (“LCM Guideline”) which was effective commencing in March 2003. The LCM Guideline requires a compliance regime to be set up for compliance with the governing legislation (the Act) and other legislation which would include all other legislation applicable to the operations of the company.

OSFI’s Corporate Governance Guideline, issued in January 2003, sets out its expectations of the board of directors and senior management respecting corporate governance and the factors OSFI considers in assessing the quality of governance of the institution.

The federal government recently passed legislation for the protection of personal information. Compliance by insurance companies is required by January 1, 2004.

Scandinavia

Denmark

Insurance companies in Denmark are subject to regulation under the Financial Business Act, or FBA. Pursuant to the FBA, the Danish Financial Supervisory Authority, or DFSA, has authority to grant regulatory permission to provide insurance for one or more of the classes recognized by the EU directives on non-life (property and casualty) and life insurance. Insurance companies are entitled to engage in insurance and closely related businesses only. Non-life (property and casualty) and life insurance operations must be organized in independent legal entities.

Insurance operations report their annual accounts to the DFSA. They also annually submit to the DFSA a detailed financial report and key figures statement for their insurance operations. In addition, the external and internal auditors’ long form audit reports relating to the annual accounts must be filed with the DFSA. The detailed financial report and key figures statement allows the DFSA to check the business on a class-by-class basis and review the continuity of the business and the adequacy of actuarially calculated reserves. The DFSA is also entitled to ask for any additional information from the board, management, internal auditors and external auditors. Every four to five years, the DFSA conducts a thorough on-site inspection of an insurance company and its business. The DFSA may review other issues such as IT-security, reinsurance adequacy and valuation of assets at any time between the general inspections.

The FBA and DFSA also regulate how funds are to be invested to minimize risks to the company’s policyholders. Assets corresponding to life insurance reserves are registered as available exclusively to cover those obligations.

Acquisitions of more than 10% of the shares of an insurance company, and the passing of additional 10% intervals, must be reported to, and are subject to the DFSA’s approval. This approval is based on the filing of a

Back to Contents

statutory information questionnaire to allow the DFSA to determine that the shareholder is acceptable. Also, new directors and executive managers must present an information questionnaire and their criminal record certificate to allow the DFSA to determine that they are fit and proper persons to be involved in running the business.

Norway and Sweden

The regulations and legislation in Norway and Sweden are similar to those described above for Denmark.

Back to Contents

ORGANIZATIONAL STRUCTURE

The following chart shows in simplified form our corporate structure:

Royal & Sun Alliance Insurance Group plc

Royal Insurance Holdings plc

Royal & Sun Alliance Insurance plc

Principal operating subsidiaries

The table below presents our significant subsidiaries as of May 28, 2004. Except as otherwise indicated, we own 100% of the ownership and voting interests in such subsidiaries.

Principal activity

United Kingdom	Royal Insurance Holdings plc	Holding company
	Royal & Sun Alliance Insurance plc	General insurance
	British Aviation Insurance Company Ltd (57.1%)	General insurance
	The Globe Insurance Company Ltd	General insurance
	The London Assurance	General insurance
	The Marine Insurance Company Ltd	General insurance
	Phoenix Assurance plc	Composite insurance
	Royal International Insurance Holdings Ltd	General insurance
	Royal & Sun Alliance Reinsurance Ltd	General insurance
	Royal & Sun Alliance Life & Pensions Ltd	Life insurance
	Royal & Sun Alliance Linked Insurances Ltd	Life insurance
	Sun Alliance and London Insurance plc	General insurance
	Sun Alliance and London Assurance Company Ltd	Life insurance
	Royal & Sun Alliance Life Holdings Ltd	Holding company
	Sun Insurance Office Ltd	General insurance

Argentina	Royal & Sun Alliance Seguros (Argentina) SA	General insurance

Brazil	Royal & Sun Alliance Seguros (Brasil) SA	General insurance

Canada	Roins Financial Services Ltd	Holding company
	Compagnie d’Assurance du Quebec (99.8%)	General insurance
	The Johnson Corporation	General insurance
	Royal & Sun Alliance Insurance Company of Canada	General insurance
	Western Assurance Company	General insurance

Chile	Royal & SunAlliance Seguros (Chile) SA (97.5%)	General insurance

Colombia	Royal & Sun Alliance Seguros (Colombia) SA (86.3%)	General insurance
	Royal & Sun Alliance Seguros de Vida (Colombia) SA (86.3%)	Life insurance

Denmark	Codan A/S (71.7%)	Holding company
	Codan Forsikring A/S (71.7%)	General insurance
	A/S Forsikringsselskabet Codan Pension (71.7%) (1)	Life insurance
	Codan Pensionforsikring A/S (71.7%) (1)	Life insurance

Guernsey	Insurance Corporation of Channel Islands Ltd	General insurance

Back to Contents

Principal activity

Hong Kong	Royal & Sun Alliance Insurance (Hong Kong) Ltd	General insurance

Isle of Man	Tower Insurance Company Ltd	General insurance

Mexico	Royal & Sun Alliance Seguros (Mexico) SA	General insurance

Netherlands Antilles	Royal & Sun Alliance Insurance (Antilles) NV (51.0%)	General insurance

Saudi Arabia	Royal & Sun Alliance Insurance (Middle East) Limited E.C. (50.01%)	General insurance

Singapore	Royal & Sun Alliance Insurance (Singapore) Ltd	General insurance

Sweden	Trygg-Hansa Försäkrings AB, Publikt (71.7%)	General insurance

United States of	Royal & Sun Alliance USA, Inc	Holding company
America	Royal Indemnity Company	General insurance
	Royal Insurance Company of America	General insurance
	Guaranty National Insurance Company	General insurance
	Viking Insurance Company of Wisconsin	General insurance

Uruguay	Royal & Sun Alliance Seguros (Uruguay) SA	General insurance

Venezuela	Royal & Sun Alliance Seguros (Venezuela) SA (99.0%)	General insurance

(1)	In June 2004 we announced the disposal of our life insurance operation in Denmark.

DESCRIPTION OF PROPERTY

Our international headquarters is located at 30 Berkeley Square, London, England and will transfer to 1 Plantation Place, 30 Fenchurch Street, London, England in September 2004. We also have the following regional headquarters:

•	Our U.K. business has its headquarters in London, Liverpool and Horsham, England;

•	Our Scandinavia business has its headquarters in Copenhagen, Denmark;

•	Our U.S. business has its headquarters in Charlotte, North Carolina; and

•
Our International business has its headquarters in London, England. In addition, the International business has regional offices in Charlotte, North Carolina and Singapore for the Latin America and the Caribbean and Asian operations respectively. There are also major offices in Toronto, Canada, Dublin, Ireland and Dubai, Middle East.

We own or lease office space in about 30 countries around the world. We believe that these facilities are adequate for our present needs in all material respects. We also hold other properties for investment purposes.

Back to Contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes to those financial statements. Our consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs significantly from U.S. GAAP. A summary of significant differences between U.K. GAAP and U.S. GAAP is included in note 47 to our consolidated financial statements. You should read the information under “Forward-Looking Statements” for information about our presentation of forward-looking information.

Overview

We are one of the world’s leading multinational insurers. We have operations in approximately 30 countries and cover risks in over 130 countries. We offer a broad range of property and casualty insurance products, and to a lesser extent, life insurance and asset accumulation products, and related services to both businesses and individuals.

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

One feature of this approach that provides particular benefit to the worldwide Group is the advantage that is gained through having a diversified risk portfolio. The diversification of risk that arises from having operations in approximately 30 countries and writing both personal and commercial lines is that less capital should be required to support these risks than if they were all concentrated in a limited number of territories or classes of business. We believe that as a consequence of diversification, we can achieve better returns on risk-based capital. See “—Internal Capital Management Methodology”.

Industry Conditions

A variety of factors continue to affect the insurance industry’s outlook and profitability, including:

•	fluctuations in interest rates and other changes in the economic environment that affect market prices of investments and investment returns on those investments;

•	the impact of capital constraints on pricing and reinsurance availability;

•
competitive pricing pressures affecting the property and casualty operations as well as the frequency, severity and development of insured loss events, including natural and other disasters (such as hurricanes, windstorms, earthquakes, floods, fires and explosions and other catastrophic events), the frequency and severity of which are inherently unpredictable;

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

The various equity markets around the world can produce highly volatile and significantly varied results. In 2002, 2001 and 2000, stock markets were volatile with significant falls registered during 2001 and 2002. In those years there was also a substantial decline in interest rates and bond market yields. In contrast 2003 saw a

Back to Contents

recovery in market levels. The volatility of the investment markets impacts our investment performance. The impact of interest rates and equity market fluctuations may be reduced through the diversification of our investment portfolio, principally developed as a result of the geographic spread of our insurance businesses and the corresponding strategy of matching assets and liabilities to the extent possible by currency and maturity.

Our investment returns are also susceptible to changes in general economic conditions, including changes that impact the general creditworthiness of the issuers of debt securities and equity securities held in our portfolio. The value of our fixed income securities may be affected by changes in the investee’s credit rating. Where the credit rating of the issuer of the debt securities drops, the value of the fixed income security may also decline. Should the credit rating of the issuer fall substantially, we may realize a significant loss on our investment in the event of any disposal.

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

The impact of capital constraints on pricing and reinsurance availability

The capital capacity of the worldwide insurance industry was reduced during 2001 and 2002 by three major factors:

•	The material decline in equity investment values;

•	The effect of large catastrophic loss events such as the World Trade Center terrorist attack and European floods of 2002; and

•	The cost of increasing provisions for long tail claims such as asbestos and environmental claims where settlement periods typically extend over many years.

The impact of these factors on reinsurers was high, causing reinsurance costs for primary insurers to increase significantly worldwide. In turn, this led to a reworking of risk models by insurers and a reassessment of the sort of business they want to write. The result, in many cases, was more expensive insurance and less of it being available for customers.

During 2003 there was evidence of some capital capacity returning to the insurance industry and this continued into the early part of 2004. As a consequence reinsurance prices weakened slightly, especially for property reinsurances.

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

In the late 1990’s, the property and casualty insurance market experienced depressed returns due to unfavorable pricing conditions. Beginning in 2000, in the commercial lines market, we saw price increases for most classes of business in the United Kingdom, the United States and Australia. During 2001 and 2002, we saw significant price increases in the majority of our commercial lines of business. In personal lines we have seen a reduction in the rate of increase of a number of classes, such as U.K. personal automobile, as premium rates reached an appropriate level starting in 2001. During 2003 we also began to see a leveling off in the rate of commercial lines price increases. This trend has continued in 2004 with rates for many lines of business plateauing.

Back to Contents

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

The unpredictability and competitive nature of the property and casualty insurance business historically has contributed to significant quarter to quarter and year to year fluctuations in underwriting results and net earnings in the property and casualty insurance industry. In addition, unanticipated underwriting losses and claims reserve adjustments suffered by our property and casualty insurance subsidiaries could have an adverse impact on our financial condition and operating results.

Consolidation

The consolidation trend observed in recent years among the world’s insurers largely ceased in 2001 due to a combination of adverse investment market conditions and the capital constraints following the World Trade Center terrorist attack. We expect it to resume over time. Consolidation occurs for many reasons, including:

•	achieving market expansion;

•	increasing revenues and achieving critical mass;

•	diversifying lines of business;

•	expanding distribution channels; and

•	securing cost and other operational synergies.

The result of this consolidation trend will continue to increase pressures on companies to reduce costs and increase brand recognition. In addition to the consolidation trend, new competitors have entered the market, such as banks and retailers selling personal lines, primarily automobile and household insurance and investment and savings vehicles.

Regulatory environment

Our insurance business is subject to detailed regulation in all the jurisdictions in which we do business. Regulation includes compliance with applicable laws covering training competencies, selling practices, operating and reporting requirements, monitoring of solvency and reserves and asset valuation.

The U.K. regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU directives but is also the natural response of the regulators to the challenging market conditions that have prevailed over the last few years. The changes that can be expected in the solvency requirements in the United Kingdom are generally anticipated to arise in 2004. Inevitably, until the requirements are finalized, there will be uncertainty as to the implications for the Group’s solvency. In particular, the following developments, which are referred to elsewhere in this annual report, are relevant:

•
the Financial Conglomerates Directive will be finalized in the United Kingdom in 2004 with an expected implementation date of January 1, 2005. This will impact the Insurance Groups Directive as it applies to U.K. insurance companies;

•
the United Kingdom is required to implement the EU Solvency I Directives for financial years beginning on or after 2004. Among other changes, under the Solvency I Non-life Directive, firms that discount their technical provisions for outstanding claims, as the Group does will have to reduce their available margin of solvency by a corresponding amount. We successfully applied for a waiver, valued at £400 million, relating to the ability to continue our present practice of discounting very long dated general insurance claims liabilities. All waivers are for a limited period. We currently expect to apply for a renewal when the waiver expires. We believe this approach is appropriate and is consistent with the longer term direction of the regulatory requirements as well as International Financial Reporting Standards and the principles of fair

Back to Contents

value. Other changes introduced under the EU Solvency I Directive increase our solvency requirements through higher requirements for liability business and the increase in individual company minimum margins;

•
the FSA have also issued guidance concerning proposed changes in the regulatory capital framework with a view to anticipating requirements of EU Solvency II Directives. The Economic Capital Requirement (“ECR”), is based on the principle of there being a capital charge for the various types of risk that an insurer faces, such as underwriting, adverse claims development and credit risk. The ECR sets out capital charge percentages for particular lines of insurance business and for particular assets and liabilities; and

•	the Group’s U.K. life companies are subject to the regulatory changes and risks described below and in “Item 3—Key Information—Risk Factors”.

The Group maintains a close dialogue with the FSA to gain as good an understanding as possible of the likely developments and, wherever possible, maximize the time available to plan for them.

During the year, the FSA, issued a consultation paper CP195, proposing a new regime for U.K. life insurance company solvency for late 2004. This regime will have two “pillars”.

For larger with-profits funds, the first pillar will require capital to be held sufficient to meet the larger of guaranteed benefits valued on a market consistent basis and policyholders’ reasonable expectation of future bonus, both in present circumstances and in the event of a prescribed, simultaneous worsening of several investment and other factors. An adjusted version of the current statutory basis will remain as an underpin. For other funds, the first pillar continues to be the current statutory solvency basis. Under the second pillar, all companies will prepare an individual capital assessment, which will identify the additional capital, if any, which each company needs to hold based on a full and individual analysis of the risks to which it is exposed and the controls that it has in place. The FSA have already allowed larger with-profits funds to move a large part of the way to measuring capital requirements on a “pillar 1” basis via the introduction of “realistic balance sheet” reporting and so called “Tiner” waivers from the current statutory solvency basis. The effect of these interim changes has been beneficial overall to our two main closed U.K. with-profits funds, as we have been able to cancel an expensive financial reinsurance treaty previously necessary to meet the statutory solvency requirements. Our solvency is also now less sensitive to future asset value falls.

We published our “Principles and Practices of Financial Management” with effect from April 30, 2004, which sets out how we will run the with-profits funds in the future and ensure that we continue to treat with-profits customers fairly as our funds run off.

The regulatory solvency of the U.K. life insurance companies is sensitive to change in investment and other conditions. The reduction in equity exposures of the funds and other actions taken over the last two years to mitigate our risks in these funds, together with the introduction of the new regulatory solvency requirements, have reduced the volatility of capital requirements to investment market fluctuations. However the life funds remain exposed to fluctuations in equity values, interest rates, property values and to adverse movements in euro/ sterling rates and to certain insurance and operational risks.

In 2003 we commissioned an external review of the capital requirements of the main U.K. with-profits life funds. Taking into account the conclusions of the review, we considered that although they retained some exposures to the fluctuations discussed above and to certain insurance and operational risks, the existing capital, together with an amount of up to £200 million under the contingent loan arrangements discussed below, would be sufficient to meet the funds’ solvency requirements in a range of adverse scenarios relating to these matters.

The funds were also exposed to regulatory uncertainties, in particular potential non Guaranteed Annuity Rate (“GAR”) misselling and target percentage of asset shares in the calculation of bonuses. We estimated that the additional capital requirement could be at least £100 million and up to £300 million in the event than an adverse conclusion by the FSA was coincidental with a number of other factors having an adverse impact on the funds. Accordingly the total potential capital impact identified at that time was £500 million.

Back to Contents

Based on the foregoing a Group company agreed, in certain circumstances, to make loans of up to £650 million to the life insurance companies in order to support their solvency position, should the need arise. £320 million of this facility had been drawn at December 31, 2003.

Following discussions with the FSA in respect of these and other issues we announced that the FSA had required the life insurance companies to establish £225 million of buffers and margins as at December 31, 2003 while awaiting for resolution of certain issues, including those relating to principles and practice of financial management. As a result, at December 31, 2003, £146 million of the loan facility mentioned above was utilized. Of the loan of £320 million, £120 million has subsequently been repaid in 2004.

We have now concluded our discussions with the FSA regarding non GAR misselling, target percentage of assets share and other matters, which will provide certainty as to the capital position of the life insurance companies and remove the £500 million of specific risks referred to above. Following these discussions the FSA has also agreed to remove the entirety of the £225 million of the buffers and margins while the group has agreed to fund enhanced policyholders benefits through contingent loans of £114 million. This financing will be repayable when the strength of the life insurance companies further improves. We have also agreed to adopt a revised investment policy to reduce volatility and remove exposure to adverse movements in euro/sterling rates. These actions and discussions anticipate the implementation of parts of the FSA consultation paper CP 207 and meet the obligations of “Treating Customers Fairly”. They also reduce the levels of realistic capital margin within each fund and remove the specific risks to the two U.K. Life with-profits funds, placing them on a normal industry basis.

During the year the Group received permission to adopt Tiner waivers for the two of its with-profits life funds which resulted in a decreased capital requirement under statutory solvency reserving. This approach improves the capital position of these funds and has enabled Sun Alliance and London Assurance Company to terminate its reinsurance agreement that was previously providing solvency relief.

The U.K. insurance market is currently subject to a number of law reforms including:

•
Conditional Fee Agreements introduced in 2000, have led to a sharp rise in the level of recoverable legal costs associated with personal injury claims. Whilst the main driver of such increases relates to the attorney’s ability to recover success fees from unsuccessful parties, another relates to the emergence of claims management companies who act as intermediaries in the process, driving costs upwards. Test litigation in the Courts continues as insurers challenge the level of costs being claimed. Government intervention has been necessary to help resolve this ongoing issue. A regime of “predictable costs” was introduced at the end of 2003 to deal with small value motor claims up to £10,000. Consideration is being given to widening the scope of this scheme to cover other classes of business, particularly employers liability were there is a perceived crisis in the affordability of insurance to small to medium size enterprises.

•
The assumed rate of return achievable upon lump sum damages for personal injury was set by the Lord Chancellor at 2.5% in June 2001 under the terms of the Damages Act 1996, having previously been set at 3% following a test case, Wells v. Wells in July 1999. At the time, this led to an increase in the cost of personal injury claims. It is understood that the Lord Chancellor is currently considering whether to reduce the rate once more, the effect of which would be a further retrospective and prospective increase in the cost of higher value injury claims.

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

Back to Contents

Exchange Rate Fluctuations

We publish our consolidated financial statements in British pounds. A large portion of our consolidated revenues and expenses are denominated in currencies other than the British pound, primarily the U.S. dollar, Canadian dollar and Danish kroner. Fluctuations in the exchange rates used to translate these currencies into British pounds have had, and can be expected in the future to have, an impact on our reported results from year to year. We seek to mitigate this impact by investing in assets denominated in the same currencies and maturities as our corresponding insurance liabilities.

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

Much of the reduction came from a lessening of risk in the investment portfolio where a total of £2.6 billion of equities were sold between 1999 and 2001. Over the course of 2003 this trend continued and by the end of the year property and casualty insurance equities amounted to £1.1 billion.

Our risk-based capital methodology has been applied to individual lines of business as well as territories and regions. It has also been applied retrospectively to 1998, 1997 and 1996 to determine notional capital allocations for internal comparisons.

The risk-based capital for each of our regions has been calculated using the same methodology as for the Group. However, the sum of the capital requirements for each region, calculated as if each was a separate entity, and based on the same solvency criteria (99% confidence of solvency not falling below 25% of net premiums written over a prospective five year period) is greater than that required for the Group as a whole. The difference between the two is the diversification benefit generated by the additional spread of risk in the Group.

In respect of the Group’s life insurance activities the capital requirement has been set equal to the actual capital invested in the life operations less an element of the invested capital that has been deemed available to meet general insurance requirements.

The total actual available capital, after deducting goodwill including goodwill in claims acquired and after adding back the equalization provisions, was £4,122 million as of December 31, 2003. The actual capital includes £768 million of dated loan capital.

Back to Contents

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

The capital position of the Group remains a primary focus and in both 2003 and 2004 a number of actions were initiated to improve the capital position as follows:

•	reduction in property and casualty business capital requirements following disposal and discontinuance of operations;

•	profits arising on the disposal of operations, which has provided us with additional capital;

•	successful launch of a rights issue, raising £960 million, net of expenses; and

•	release of capital from life operations.

To improve our capital position further, during 2003, we entered into an increased 15% quota share reinsurance program with Munich Re Group which covered the majority of our property and casualty business written in the United Kingdom, Denmark, Ireland, the United States and Canada. Under this arrangement, Munich Re Group assumed 15% of our losses and expenses associated with reported and unreported losses in exchange for 15% of the policy premiums. The amount of written premiums ceded in 2003 was £678 million. As of January 1, 2004, the Group entered into an 8% quota share reinsurance program with Munich Re Group which covered the majority of our property and casualty business written in the United Kingdom, Denmark, Ireland and Canada.

At December 31, 2003 the risk based capital surplus was £727 million.

Our post-tax nominal return on equity for 2003 was a negative 3.3%. The annual average post-tax nominal return is calculated after adding back all dividends and capital movements such as the issuance or redemption of our share capital and providing in full for deferred tax liabilities on unrealized gains. The return is expressed as a percentage of our shareholders’ funds at the beginning of the period.

Longer Term Investment Return

The Association of British Insurers Statement of Recommended Practice on Accounting for Insurance Business (“SORP”) published in December 1998 and updated in November 2003 introduced major changes in insurance accounting particularly in respect of investments. The SORP requires all investment capital gains and losses on assets backing property and casualty business and shareholder funds to be reflected in the consolidated profit and loss account. To avoid the distortions of short term market value movements, the SORP also recommends that U.K. insurers present a calculation of operating result including an allocated investment return which we refer to as longer term investment return. We use this method as the basis on which we monitor the performance of our business segments.

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

Back to Contents

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

A consequence of this approach is that the property and casualty Group operating result (based on longer term investment return) will represent the pre-tax return on risk-based capital for this part of the business. We estimated the longer term investment return by reviewing investment market performance since 1918. Based on this analysis, we set the longer term investment return for 2003 assuming a risk free rate of 2 ½%, equity risk premium of 2½% and inflation of 2½% per year. We believe this rate reflects the aggregate actual return on our investments over the longer term and our expectations for investment returns.

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

The following measures our actual investment returns as compared to longer term investment returns for the years ended December 31, 1994 through December 31, 2003. Over the last ten years the aggregate of the actual movements has exceeded those calculated using the longer term rate of return; however the longer term return in 2002, 2001 and 1999 exceeded actual returns and the longer term return in 2003 and 2000 was equal to actual returns.

Total Investment Return
	Actual	Longer Term

	(£ in billions)
1994	0.0	1.0
1995	2.3	1.1
1996	1.4	1.1
1997	2.1	1.1
1998	1.6	1.1
1999	1.0	1.1
2000	1.2	1.2
2001	0.2	1.1
2002	0.5	1.1
2003	0.8	0.8

Total	11.1	10.7

Back to Contents

Total actual investment return includes investment income less investment expenses and related charges, realized gains and losses and unrealized gains and losses. The excess of actual over longer term over the last ten years reflects the favorable investment climate that has generally prevailed during that period.

A similar basis of calculation has been applied to both the shareholders’ funds attributable to our life business and any capital that is not required to support our property and casualty and life operations on a risk-based approach. The income resulting from the longer term rate of investment return applied to the balance of capital is included in Other Activities. In calculating this return, the pre-tax long term investment returns below are applied to the adjusted average values of the various categories of investment. The investment values taken are market prices, adjusted in situations where unusual market conditions existed during the valuation period. Thus at the end of 2003, 2002 and 2001, the actual market values were adjusted in the calculation of the long term return to reflect the disparity between the market yields at that time and the longer term yields. This normalization adjustment is based on longer term yield assumptions and produces an effective return for the year as follows:

	Stated long term return	Effective return

Equities	7.5%	10.0%
Fixed interest	5.0%	4.7%

Consolidated Results of Operations

The table below presents our U.K. GAAP consolidated results of operations for 2003, 2002 and 2001. U.K. GAAP differs significantly from U.S. GAAP. A reconciliation of the differences between U.K. GAAP and U.S. GAAP consolidated net income is included in note 47 to our consolidated financial statements. The table presents summarized results of our operations by segment as well as a reconciliation of segment operating result (based on longer term investment return) to our consolidated profit on ordinary activities before tax.

Group operating result (based on longer term investment return) is a measure used for internal purposes in the management of our business segments. It includes the pre-tax profits of our life and asset accumulation business, our property and casualty business and other activities including the Group’s share of the results of investments accounted for under the equity method. The property and casualty result and the result from other activities are determined using a longer term investment return to remove the effect of short term fluctuations in our investment portfolio. Group operating result (based on longer term investment return) is the same as group operating profit (based on longer term investment return) determined in accordance with the Association of British Insurers’ SORP, but before charging the following unallocated corporate items: the change in equalization provisions, amortization of goodwill (including goodwill in acquired claims provisions), amortization of the value of long term (life) business, dated loan capital interest and reorganization costs (including losses on terminated business) and short term investment fluctuations. It also excludes the profit or loss on disposal of subsidiaries and branches. This measure differs from the profit or loss on ordinary activities before tax, which includes each of the above items.

We use Group operating result (based on longer term investment return) to measure the financial performance of our segments and believe it represents the true long term measure of the performance of the Group. Group operating result (based on longer term investment return) is reconciled to the loss on ordinary activities before tax on page F-4 of the Summary Consolidated Profit and Loss Accounts under the U.K. Basis of Accounting. For a further discussion of this measure see footnote 1 to the Consolidated Financial Statements.

Group operating result (based on longer term investment return) may not be comparable from one U.K. company to another as the method of calculation of the longer term investment return and the elements of the result that are included and excluded may differ between companies. For a discussion of longer term investment return, see “—Longer Term Investment Return”.

During 2003, the directors considered the accounting policy on the recognition of the internally generated value of life and asset accumulation business in accordance with the requirements of the revised SORP, issued by the Association of British Insurers in November 2003 for application by insurance companies to financial statements for accounting periods beginning on or after January 1, 2004. The revised SORP recommends that the

Back to Contents

internally generated value of long term insurance business should not be recognized. The existing version of the SORP makes no recommendation on the recognition of the internally generated value of life and asset accumulation business.

The directors reviewed the Group’s existing policy in the light of the requirement to change the accounting policy in 2004 and the acknowledgment that the new policy will continue on adoption of International Financial Reporting Standards (“IFRS”) in 2005. The directors concluded that it would be appropriate to make the change in the 2003 financial statements and to derecognize the internally generated value of life and asset accumulation business. As a result we changed our accounting policy and have restated all prior years accordingly.

In 2003, the Group reorganized its operations outside of the United Kingdom, thereby increasing the number of regions as follows: United Kingdom, Scandinavia, United States, Canada, International and Australia and New Zealand. The results for 2001 and 2002 have been restated accordingly. This realignment is consistent with how the Group manages its business and the markets it serves.

Back to Contents

	Total			General business			Long Term business
Year Ended December 31,	2003	2002	2001	2003	2002	2001	2003	2002	2001

	(£ in millions)
Net premiums written
United Kingdom	3,730	4,381	5,254	2,822	3,426	3,490	908	955	1,764
Scandinavia	1,513	1,236	1,001	1,167	952	757	346	284	244
United States	1,090	1,895	2,168	1,090	1,895	2,168	—	—	—
Canada	503	527	660	503	527	579	—	—	81
International	912	1,513	1,812	765	1,079	1,205	147	434	607
Australia & New Zealand	355	965	817	283	756	614	72	209	203

Total	8,103	10,517	11,712	6,630	8,635	8,813	1,473	1,882	2,899

Underwriting result/long term (life) business result (1) (2)
United Kingdom	114	(35)	(363)	3	(145)	(481)	111	110	118
Scandinavia	34	(15)	(12)	(4)	(86)	(36)	38	71	24
United States	(651)	(428)	(459)	(651)	(428)	(459)	—	—	—
Canada	(18)	(82)	(42)	(18)	(82)	(42)	—	—	—
International	43	(97)	(87)	36	(108)	(94)	7	11	7
Australia & New Zealand	25	64	43	13	29	6	12	35	37

Total	(453)	(593)	(920)	(621)	(820)	(1,106)	168	227	186

Group operating result (based on longer term investment return)
United Kingdom	389	305	73	278	195	(45)	111	110	118
Scandinavia	134	94	90	96	23	66	38	71	24
United States	(469)	(201)	(171)	(469)	(201)	(171)	—	—	—
Canada	35	(25)	21	35	(25)	21	—	—	—
International	115	11	51	108	—	44	7	11	7
Australia & New Zealand	47	132	111	35	97	74	12	35	37

Total segmental results	251	316	175	83	89	(11)	168	227	186

Other activities (3)	(111)	(90)	(159)

Total	140	226	16
Amounts not allocated to operating segments:
Interest on dated loan capital	(53)	(52)	(58)
Changes in equalization provisions	(24)	1	(46)
Amortization of goodwill	(24)	(713)	(58)
Amortization of goodwill in acquired claims provisions	(19)	(25)	(37)
Reorganization/additional integration costs and exceptional gains on U.K. long term insurance business	242	(79)	(97)
Amortization of present value of acquired in force business	(66)	(13)	(13)

Group operating profit/(loss) (based on longer term investment return)	196	(655)	(293)
Short term investment fluctuations (4)	(34)	(551)	(845)

Profit/(loss) on ordinary activities before exceptional items & tax	162	(1,206)	(1,138)

(Loss)/profit on disposal of subsidiaries (5)	(308)	253	(72)

(Loss)/profit on ordinary activities before tax	(146)	(953)	(1,210)
Tax on (loss)/profit on ordinary activities	(217)	91	353

Loss on ordinary activities after tax	(363)	(862)	(857)
(Loss)/profit attributable to equity minority interests	(19)	(9)	5

Loss for the year attributable to shareholders	(382)	(871)	(852)

Back to Contents

(1)	Amounts are shown gross of tax.
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
(5)
During 2003, disposals of subsidiary undertakings were made for a total consideration of £796 million. The disposals of subsidiaries and books of business gave rise to an exceptional pre-tax profit of £16 million prior to write off of goodwill of £324 million. Group disposals during the year comprise:

•	The U.K. health insurance business was sold on April 4, 2003. The transaction generated proceeds, net of costs, of £121 million and generated an exceptional pre-tax profit of £114 million.
•
The Group disposed of its Australian and New Zealand general and life businesses on May 11, 2003 through an Initial Public Offering. The transaction generated proceeds, net of costs, of £507 million and generated an exceptional pre-tax loss of £123 million.

•
The Group disposed of its interests in Royal Specialty Underwriting Inc on June 9, 2003 and Landmark American Insurance Company on September 30, 2003 and on August 31, 2003 sold certain renewal rights to the Travelers Group. These transactions generated proceeds, net of costs, of £92 million and generated an exceptional pre-tax profit of £71 million.

•
Royal & Sun Alliance Insurance (Company of Puerto Rico) Inc was sold on October 8, 2003. The transaction generated proceeds, net of costs, of £36 million and generated an exceptional pre-tax profit of £7 million.

•
Sequence (UK) Limited, the Group’s U.K. estate agency operation, was sold on October 22, 2003. The transaction generated proceeds, net of costs, of £(4) million and generated an exceptional pre-tax loss of £13 million.

•
The Group disposed of its 51% interest in Compañia de Seguros de Vida La Construcción on December 3, 2003. The transaction generated proceeds, net of costs, of £40 million and generated an exceptional pre tax loss of £24 million.

•	A number of other disposals were made during the year for net sales proceeds of £4 million which generated in aggregate, an exceptional pre tax loss of £16 million.
•	Goodwill of £324 million relating to disposals that had previously been written off directly to reserves has been written back through the profit and loss account.

Whilst all of the above disposals had completed at December 31, 2003, our estimates of actual profits/losses on disposal are subject to subsequent adjustment in relation to the specific terms, conditions and warranties contained within the related disposal agreement.

During 2002, we disposed of subsidiary undertakings for a total consideration of £729 million. Included within the cash consideration is £219 million in respect of the transfer of Royal & Sun Alliance Linked Insurances Ltd to the life fund of our subsidiary, Phoenix Assurance plc. The transaction was at net asset value. The disposals of subsidiaries, branches and books of business gave rise to an exceptional pre-tax profit of £253 million after write off of £1 million of goodwill. Group disposals during the year consist of:

•
The investment management business, Royal & SunAlliance Investments, was sold on July 1, 2002. The transaction generated proceeds, net of costs, of £234 million and generated an exceptional pre-tax profit of £202 million.

•
Royal & Sun Alliance International Financial Services Limited was sold on June 30, 2002. The transaction generated proceeds, net of costs, of £127 million and generated an exceptional pre-tax profit of £60 million.

•	The Group disposed of its branch, Royal Insurance Italy, on September 6, 2002 for negative net sales proceeds of £5 million, which gave rise to an exceptional pre-tax loss of £28 million.
•	The Group disposed of its group risk business in the United Kingdom on October 1, 2002 for net sales proceeds of £15 million, which gave rise to an exceptional pre-tax profit of £15 million.
•
Other disposals during the year included Securitas Bremer Allgemeine Versicherungs AG, Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Schaderverzekering NV, Royal & SunAlliance Levensverzekering NV and Royal & Sun Alliance Insurance (Bahamas) Ltd for net sales proceeds of £139 million, which generated in aggregate an exceptional pre-tax profit of £4 million after write off of goodwill. With the exception of £1 million of goodwill written off in relation to the disposal of Securitas Bremer Allgemeine Versicherungs AG, there was no goodwill written off in relation to any of these disposals.

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

Additionally, the disposals in respect of Lloyd Italico Vita SpA, Lloyd Italico Assicurazioni SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA were completed in 2001 with a total consideration of £88 million. At December 31, 2000, a provision for £63 million was made and goodwill of £102 million, previously written off directly to profit and loss reserves, had been written off in the non-technical account. These disposals gave rise to an additional exceptional pre-tax profit of £28 million.

Back to Contents

Year ended December 31, 2003 compared to year ended December 31, 2002

Net premiums written

Property and casualty net premiums written decreased by £2,005 million, or 23.2%, to £6,630 million in 2003 from £8,635 million in 2002. On a constant exchange rate basis, net premiums written decreased £2,056 million, or 23.7%. A constant exchange rate basis is defined by the Group as the difference between current year net premiums written and previous year’s net premiums written, both translated into British pounds using current year exchange rates. A quota share reinsurance agreement with Munich Re Group took effect from January 1, 2003. This was a one year arrangement, renewable by mutual consent of both parties. The treaty reinsured 15% of the Group’s general business written in the U.K., the U.S., Denmark, Canada and Ireland with some exclusions. The total amount of premiums written ceded to Munich Re Group was £678 million in 2003. The amount of written premium ceded under the 2002 quota share reinsurance program with Munich Re Group was £698 million.

In November 2002, we announced plans to refocus the Group, anticipating that this would significantly reduce net premiums written in the future and that we would sell or close a number of businesses and withdraw from a number of countries, with a target of reducing net premiums written from £8.6 billion in 2002 to £5.5 billion by the end of 2004. The decrease in net premiums written largely reflects this strategy.

The fall in property and casualty net premiums written was mainly caused by decreases in net premiums written in the U.K., the U.S., International and Australia and New Zealand. U.K. net premiums written fell by £604 million, or 17.6%, in part reflecting an increase in the Munich Re quota share treaty, which increased by 5% to 15% of premiums written across the majority of the U.K. book. Premiums were also reduced by the sale of the Healthcare business in April 2003 and a reduction in motor premiums of £100 million following a strategic review of business segments. U.S. net premiums written decreased by £615 million, or 36.0%, on a constant exchange rate basis, largely reflecting falls in commercial business following the sale of certain renewal rights to the Travelers Group in August 2003 and a high volume of cancellations and non-renewals due to ratings downgrades. International net premiums written decreased by £344 million, or 31.0%, on a constant exchange rate basis, following the 2002 disposals of Royal Insurance Italy, Securitas Bremer Algemeine Versicherungs AG, Securitas-Gilde Lebensversicherung AG, Royal & Sun Alliance Insurance (Bahamas) Ltd and the October 2003 disposal of Royal & Sun Alliance Insurance (Company of Puerto Rico) Inc. The disposal of Australian and New Zealand general business in May 2003 resulted in a decrease in net premiums written in Australia and New Zealand on a constant exchange rate basis of £556 million, or 66.3%.

Life and asset accumulation net premiums written decreased by £409 million, or 21.7% to £1,473 million in 2003 from £1,882 million in 2002. This decrease largely reflected the disposal of the Australian and New Zealand life businesses in May 2003, the 2002 disposals of the U.K. group risk business as well as the Isle of Man, Benelux and German life operations and the closure to new business of the U.K. with-profits funds in 2001 and the remaining Phoenix and unit-linked funds in 2002.

Loss on ordinary activities before tax

Loss on ordinary activities before tax was £146 million in 2003 compared to £953 million in 2002, a decrease of £807 million or 84.7%. The loss in 2003 was partly due to a £324 million write off of goodwill on sale of businesses which had previously been charged against reserves. The loss on ordinary activities before tax was also adversely affected by an increase in the U.S. underwriting loss of £223 million, following reserves increases of £495 million in the second half of the year, which were booked mainly in the workers’ compensation and general liability line. The loss on ordinary activities before tax was reduced by an exceptional gain on U.K. long term insurance business of £444 million, following determination of the attribution of accumulated surpluses in the non-participating element of one of the Group’s U.K. insurance companies, Phoenix Assurance plc. As a result, the surplus attributable to shareholders of £444 million before tax was transferred to shareholders’ funds in accordance with our accounting policies. Life and asset accumulation operating result decreased £59 million, or 26.0%, to £168 million in 2003 from £227 million in 2002 due to the release in 2002 of £50 million of previously unallocated surplus in our life insurance operation in Denmark and the sale of the Australian and New Zealand life businesses. In addition, the loss on ordinary activities before tax was impacted by short term investment fluctuations, reorganization costs and other items described below.

Back to Contents

In February 2000, we raised a further £146 million in the form of a subordinated loan due 2030. We treat long term subordinated liabilities as part of our capital base. Accordingly we treat interest on these subordinated liabilities of £52 million as a financing item. The interest charge was higher than 2002 by £1 million because of foreign exchange rate movements.

The change in the equalization provisions was a charge of £24 million in 2003 as compared to a release of £1 million in 2002 bringing the total equalization provision to £319 million. Claims equalization provisions are established in a number of countries in accordance with local regulatory requirements. They represent a provision over and above the liability for outstanding claims.

Other items affecting profit on ordinary activities before tax include amortization of goodwill of £24 million, compared to a £713 million charge in 2002, which included a £653 million write down of goodwill deemed not recoverable following impairment reviews. In addition, under U.K. GAAP the fair value of property and casualty business claims provisions relating to businesses acquired is established after making allowance for future investment income, and the resulting discount is amortized in our profit and loss account over the expected run-off period of the related claims. The charge of £19 million in 2003 and £25 million in 2002 relates to Orion and Trygg-Hansa. Reorganization costs increased to £202 million in 2003 from £79 million in 2002. The reorganization costs principally arose in the United Kingdom and the United States. The present value of in-force business existing at acquisition is amortized in the long term technical account over the anticipated periods of the related contracts in the portfolios in arriving at profit on ordinary activities before tax. This amounted to £5 million in 2003 and £13 million in 2002. In addition, in 2003 embedded value of £61 million was written off.

Short term investment fluctuations represents the difference between the total actual investment return and longer term investment return. See “—Longer Term Investment Return” for a description of total actual investment return and longer term investment return. In 2003 total actual investment return of £701 million was below longer term investment return of £735 million, resulting in a shortfall in other movements in investments of £34 million as compared to £551 million in 2002. Profit on disposal of subsidiaries less provisions for losses on subsidiaries was a £308 million loss in 2003 as compared to a £253 million profit in 2002. The loss was mainly in respect of a £324 million goodwill item on sale of businesses which had previously been charged direct to reserves.

Loss attributable to shareholders

Taxation on loss on ordinary activities increased £308 million to a £217 million charge in 2003 from a £91 million credit in 2002. The tax charged is high in relation to the loss on ordinary activities before tax mainly due to the amortization of goodwill and the amortization of goodwill in acquired claims neither of which are deductible for tax purposes. In addition, no credit has been taken for U.K. tax losses with an estimated tax value of £135 million. The amount comprises capital losses that arose prior to the merger of Royal Insurance and Sun Alliance groups, the use of which is severely restricted by law.

The result attributable to shareholders increased by £489 million to a loss of £382 million in 2003 from a loss of £871 million in 2002 due to the factors described above.

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

Back to Contents

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

In the aggregate we disposed of or agreed to sell operations that accounted for £1,539 million of property and casualty net premiums written in 2002.

Loss on ordinary activities before tax

Loss on ordinary activities before tax was £953 million in 2002 compared to £1,210 million in 2001, a decrease of £257 million or 21.2%. The loss was partly due to a £653 million write down of goodwill deemed not recoverable in the United States (£549 million), Australia (£92 million) and other territories (£12 million). This write down followed impairment reviews and is included in the £713 million amortization of goodwill charge. The loss on ordinary activities before tax was also adversely affected by the adverse development in the underwriting loss attributable to prior years amounting to £595 million, record levels of weather claims in the United Kingdom, a number of significant weather events in Europe and an exceptional number of large losses in Scandinavia. Life and asset accumulation operating result increased £41 million, or 22%, to £227 million in 2002 from £186 million in 2001 due to the release of £50 million of previously unallocated surplus in our life insurance operation in Denmark. In addition, it was impacted by short term investment fluctuations, reorganization costs and other items described below.

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

Short term investment fluctuations represents the difference between the total actual investment return and longer term investment return. See “—Longer Term Investment Return” for a description of total actual investment return and longer term investment return. In 2002 total actual investment return of £508 million was below 2002 longer term investment return of £1,059 million, resulting in a shortfall in other movements in investments of £551 million as compared to £845 million in 2001. Profit on disposal of subsidiaries less provisions for losses on subsidiaries was a £253 million profit in 2002 as compared to a £72 million loss in 2001, after restating for the derecognition of the internally generated value of life and asset accumulation business. The profit was mainly in respect of the disposal of Royal & SunAlliance Investments.

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

The result attributable to shareholders decreased by £19 million to a loss of £871 million in 2002 from a loss of £852 million in 2001 due to the factors described above.

Results of Operations by Operating Segment

Our operating segments have been defined based on our management structure and for 2003 was organized into the following regions. Our operating segments are:

•	United Kingdom. This region is comprised of our businesses in the United Kingdom.

•	Scandinavia. This region is comprised of our businesses in Denmark, Sweden, Latvia and Lithuania.

•	United States. This region is comprised of our businesses in the United States.

•	Canada. This region is comprised of our businesses in Canada.

•	International. This region is comprised of our businesses in Ireland, Italy, the Middle East & Africa, our businesses in Latin America and the Caribbean and our remaining businesses in Asia.

•	Australia and New Zealand. This region was disposed of during the year.

Each region formulates its own strategic, commercial and financial policy in conformity with our overall strategy and performance targets. To measure segment profit, we allocate portions of our longer term investment return to our segment underwriting results. See “—Internal Capital Management Methodology” and “—Longer Term Investment Return”.

Back to Contents

United Kingdom

The table below presents information regarding the United Kingdom segment’s results of operations for the years indicated. In September 2002, we closed our U.K. life and asset accumulation business to new business. In April 2003, we sold our U.K. health insurance business, which contributed £73 million of property and casualty net premiums written in 2003, £245 million of property and casualty net premiums written in 2002 and £270 million of property and casualty net premiums written in 2001.

	Year Ended December 31,
	2003	2002	2001

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	2,822	3,426	3,490

Life and asset accumulation	908	955	1,764

Property and casualty underwriting result	3	(145)	(481)
Allocated investment return	275	340	436

Property and casualty operating result (based on longer term investment return)	278	195	(45)
Life and asset accumulation result	111	110	118

Segment operating result (based on longer term investment return)	389	305	73

Property and casualty loss ratio	68.3%	74.2%	83.7%
Property and casualty expense ratio	31.8%	29.5%	30.2%

Property and casualty combined ratio	100.1%	103.7%	113.9%

Life new business annual premium equivalent	42	52	149
Year ended December 31, 2003 compared to year ended December 31, 2002

United Kingdom net premiums written

Property and casualty net premiums written decreased by £604 million, or 17.6%, to £2,822 million in 2003 from £3,426 million in 2002. The reduction was due to the increase in the Munich Re quota share treaty by 5% to 15% of premiums written across the majority of the U.K. book of business. The Munich Re quota share Agreement reduced premiums written by £404 million in 2003 and £319 million in 2002. In personal business, net premiums written decreased by £495 million, or 30.1%, to £1,152 million in 2003 from £1,647 million in 2002. The decrease reflects a £200 million reduction in healthcare premiums following the sale of this business in April 2003, an additional £170 million reinsurance premium paid to cover the existing healthcare liabilities following the disposal of the business and reduction in motor premiums of £100 million following a strategic review of business segments.

In commercial business, net premiums written decreased £109 million, or 6.1%, to £1,670 million in 2003 from £1,779 million in 2002. There was an increase across most product lines within our domestic U.K. business, notably in the property, packages, liability and automobile accounts largely due to the cumulative effect of rate increases applied throughout the year. However, these were offset by an increase of £112 million of premiums ceded pursuant to the quota share treaty. Premiums written also continued to be reduced by the costs relating to the purchase of a stop loss reinsurance treaty covering our U.K. commercial business. Domestic premiums have increased reflecting continued improved market conditions following the World Trade Center terrorist attack and also in part due to the collapse of the U.K. insurer, Independent Insurance plc, in May 2001, which also provided an opportunity for us to acquire additional business.

Life and asset accumulation net premiums written decreased £47 million, or 4.9%, to £908 million in 2003 from £955 million in 2002. On an annual premium equivalent basis, new business sales decreased by £10 million in 2003. Premium sales fell following our decision to close the main with-profit funds to new business in December 2001 and to completely close the U.K. life operation to new business in September 2002.

Back to Contents

United Kingdom segment operating result (based on longer term investment return)

United Kingdom segment operating result (based on longer term investment return) increased £84 million, or 27.5%, to £389 million in 2003 from £305 million in 2002 due to the improvement in our property and casualty operating result.

Our property and casualty operating profit for 2003 of £278 million was £83 million more than in 2002. This was driven by the continued turn-around in the commercial market and favorable weather conditions during 2003 together with actions taken as part of the Operational Review. Our property and casualty underwriting result improved by £148 million to a profit of £3 million in 2003. Consequently, our loss ratio decreased to 68.3% in 2003 from 74.2% in 2002. The expense ratio increased to 31.8% in 2003 from 29.5% in 2002. The resulting combined ratio was 100.1% in 2003 compared to 103.7% in 2002.

In personal business, our operating result improved by £74 million to a profit of £53 million in 2003 from a loss of £21 million in 2002, with the combined ratio improving to 102.9% in 2003 from 110.4% in 2002. This was driven by the favorable weather conditions despite increased incidence of subsidence claims in 2003. Our household combined ratio improved to 103.1% in 2003 from 109.7% in 2002 as a result of benign weather conditions during 2003 resulting in a reduction in claims. Our personal automobile combined ratio improved to 107.2% in 2003 from 122.9% in 2002, mainly as a result of restructuring the broker business, growth in direct sales and the claims reserve strengthening in 2002. These were offset by other personal lines, including health and creditor business, which experienced a £24 million underwriting result worsening primarily due to the sale of our healthcare business.

In commercial business, our operating result increased by £9 million to a profit of £225 million in 2003 principally due to the improved trading conditions which were only partly felt in 2002. The commercial automobile underwriting result improved to a profit of £42 million in 2003 from a profit of £23 million in 2002, reflecting an improvement in the combined ratio to 90.8% in 2003 from 94.6% in 2002. The improvement arose as a result of the remedial action and rating increases from prior years. There has been a substantial turnaround in our property result with a 2003 underwriting profit of £142 million, £72 million better than 2002. The property result reflects the strong rating and underwriting action continuing during 2003 from prior years. Underwriting losses improved by £39 million in our casualty line in 2003 to an underwriting loss of £42 million due to rating increases in 2003 and prior years and despite a further £50 million reserve strengthening (after discounting) in 2003, which was a decrease from £58 million of reserve strengthening in 2002. Overall, as a result of the remedial actions we have taken and the improved rating environment, our combined ratio for commercial business improved to 97.6% in 2003 from 98.0% in 2002.

Allocated investment return, which represents the longer term investment return on capital allocated to U.K. property and casualty business, decreased £65 million, or 19.1%, to £275 million in 2003 from £340 million in 2002. This reflected the change in mix of the capital between equities and bonds and the expected returns on each. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Our life and asset accumulation result increased £1 million to £111 million in 2003 from £110 million in 2002. The result reflects the fact that the profit under U.K. GAAP is strongly influenced by the declaration of bonuses to with-profits policyholders and following the continued decline in equity markets bonuses were substantially reduced during 2003. The reduction has been offset by an increase in Phoenix non-participating life fund profit for 2003 due to the change in profit recognition basis as discussed below. The underlying driver of the life profit is primarily investment conditions. Equity performance is reflected in both of the key elements of the life profit, terminal bonuses and the return on shareholders’ capital, and though the with-profits funds look to smooth the return to policyholders, the level of the equity markets decline has forced the requirement to make significant reductions to bonuses. Our two main with-profits life operations have previously maintained their levels of profitability as a consequence of both the investment conditions and the level of policy maturities. However, the number of policies maturing will begin to decline in the next few years which will lead to downward pressure on the profit.

As a consequence of a number of regulatory and internal developments, it is now possible to identify and attribute the surplus in the Phoenix non-participating life fund to shareholders. Historically we recognised profits from Phoenix using a strict interpretation of the legal definition of the fund for future appropriations. The legal

Back to Contents

form of Phoenix was one policyholder fund, as the assets were not formally segregated between the participating and non-participating sub-fund. The participating fund has the ability to call on the non-participating fund for support. As a result, the value of the surplus in the non-participating fund could not historically be attributed to shareholders with sufficient certainty. Following the allocation of Phoenix’s assets between the participating and the non-participating funds, as required by the FSA, it is now possible to treat the non-participating fund on a stand-alone basis. The surplus in the beginning of 2003 (£444 million pre-tax, £310 million post-tax) was recognized as exceptional profit below the operating result, while the movement in the surplus in 2003 was included in the above amount of £111 million.

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

Back to Contents

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

Back to Contents

Scandinavia

Scandinavia includes our operations in Denmark, Sweden, Latvia, Lithuania and Norway. The table below presents information regarding our Scandinavian segment’s results of operations for the years indicated. The information presented below for our Scandinavian region includes life and asset accumulation net premiums written by our Lithuanian life and asset accumulation businesses which was sold in 2003.

	Year Ended December 31,
	2003	2002	2001

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	1,167	952	757

Life and asset accumulation	346	284	244

Property and casualty underwriting result	(4)	(86)	(36)
Allocated investment return	100	109	102

Property and casualty operating result (based on longer term investment return)	96	23	66
Life and asset accumulation result	38	71	24

Segment operating result (based on longer term investment return)	134	94	90

Property and casualty loss ratio	79.4%	89.1%	83.4%
Property and casualty expense ratio	19.9%	20.2%	20.8%

Property and casualty combined ratio	99.3%	109.3%	104.2%

Life new business annual premium equivalent	65	51	47

Year ended December 31, 2003 compared to year ended December 31, 2002

Scandinavia net premiums written

Property and casualty net premiums written increased £215 million, or 22.6%, to £1,167 million in 2003 from £952 million in 2002. On a constant exchange rate basis, net premiums written increased £140 million, or 13.6%, primarily due to rate increases in Denmark contributing £33 million of the increase and in Sweden contributing £92 million of the increase, partly off-set by Denmark’s increase in the quota share reinsurance program with Munich Re from 10% in 2002 to 15% in 2003. The total amount of premiums ceded by Denmark under the quota share reinsurance program in 2003 was £70 million compared to £39 million in 2002. Net premiums written increased in most of our principal markets in Scandinavia as follows on a constant exchange rate basis:

•	5% in Denmark to £431 million, mainly due to rate increases of £33 million; and

•	23% in Sweden to £649 million, mainly due to rate increases of £92 million.

Life and asset accumulation net premiums written increased £62 million, or 22%, to £346 million in 2003 from £284 million in 2002. On a constant exchange rate basis, net premiums written increased £40 million, or 13%, primarily related to an increase in market interest- based products. On an annual premium equivalent basis, sales increased by 17% on a constant exchange rate basis, consisting of a 12% increase in periodic premium business and a 110% increase in single premium business.

Scandinavia segment operating result (based on longer term investment return)

Scandinavia segment operating result (based on longer term investment return) increased £40 million to £134 million in 2003 from £94 million in 2002.

Our property and casualty operating result improved £73 million to £96 million in 2003 due primarily to improvement in our underwriting result for our commercial business of £77 million. Our loss ratio improved to

Back to Contents

79.4% in 2003 from 89.1% in 2002. Our expense ratio improved to 19.9% in 2003 from 20.2% in 2002. Our combined ratio was 99.3% in 2003 compared to 109.3% in 2002. On a constant exchange rate basis, our underwriting loss improved £89 million to £4 million in 2003. In personal business our combined ratio improved to 104.2% in 2003 from 107.3% in 2002, which was adversely impacted by an increase of bodily injury claims. In commercial business our combined ratio improved to 94.1% in 2003 from 111.8% in 2002.

Allocated investment return, which represents the longer term investment return on capital allocated to Scandinavian property and casualty business, decreased £9 million, or 8%, to £100 million in 2003 from £109 million in 2002. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Our life and asset accumulation result deteriorated by £33 million to £38 million in 2003 from £71 million in 2002. Following clarification by the Danish Financial Supervisory Authority during 2002 regarding the basis of sharing profit between policyholders and shareholders, in 2002 our life insurance operation in Denmark released £50 million of previously unallocated surplus return in the long term business result.

Year ended December 31, 2002 compared to year ended December 31, 2001

Scandinavia net premiums written

Property and casualty net premiums written increased £195 million, or 25.8%, to £952 million in 2002 from £757 million in 2001. On a constant exchange rate basis, net premiums written increased £145 million, or 18%, with Denmark’s participation in the 10% quota share reinsurance program with Munich Re being offset by the inclusion of Trekroner from January 1, 2002 and the Folksam portfolio from September 1, 2001. The total amount of premiums ceded by Denmark under the quota share reinsurance program in 2002 was £39 million.

Life and asset accumulation net premiums written increased £40 million, or 16%, to £284 million in 2002 from £244 million in 2001. On a constant exchange rate basis, net premiums written increased £24 million, or 9%. On an annual premium equivalent basis, sales increased by 4% on a constant exchange rate basis, consisting of a 3% increase in periodic premium business and an 18% increase in single premium business.

Scandinavian segment operating result (based on longer term investment return)

Scandinavian segment operating result (based on longer term investment return) increased £4 million to £94 million in 2002 from £90 million in 2001.

Our property and casualty operating result deteriorated £43 million to £23 million in 2002 due primarily to deterioration in our underwriting result in Scandinavia of £50 million. Our loss ratio deteriorated to 89.1% in 2002 from 83.4% in 2001. Our expense ratio improved to 20.2% in 2002 from 20.8% in 2001. Our combined ratio was 109.3% in 2002 compared to 104.2% in 2001.

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

Allocated investment return, which represents the longer term investment return on capital allocated to Scandinavia property and casualty business, increased £7 million, or 7%, to £109 million in 2002 from £102 million in 2001. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Our life and asset accumulation result improved by £47 million to £71 million in 2002 from £24 million in 2001. Following clarification by the Danish Financial Supervisory Authority during 2002 on the basis of sharing profit between policyholders and shareholders, our life insurance operation in Denmark released £50 million of previously unallocated surplus return in the long term business result.

Back to Contents

United States

The table below presents information regarding our United States regional results of operations for the years indicated. Throughout 2003, we implemented a strategic redirectioning for the U.S. operation. As a result, several businesses were sold, renewal rights were transitioned, and certain businesses were exited, resulting in a primary focus on our non-standard personal automobile business. Much of our commercial and standard and preferred personal business was transferred to Travelers. These transactions, as well as rating downgrades that resulted in high volume cancellations, had a significant impact on premiums written. In 2002, the businesses impacted by the strategic redirectioning including those disposed of in 2003, had net written premiums of $2.9 billion compared to $1.9 billion in 2003. These premiums are reflected in the below table.

	Year Ended December 31,
	2003	2002	2001

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	1,090	1,895	2,168

Life and asset accumulation	—	—	—

Property and casualty underwriting result	(651)	(428)	(459)
Allocated investment return	182	227	288

Property and casualty operating result (based on longer term investment return)	(469)	(201)	(171)
Life and asset accumulation result	—	—	—

Segment operating result (based on longer term investment return)	(469)	(201)	(171)

Property and casualty loss ratio	111.6%	91.9%	91.5%
Property and casualty expense ratio	28.9%	30.9%	30.6%

Property and casualty combined ratio	140.5%	122.8%	122.1%

Year ended December 31, 2003 compared to year ended December 31, 2002

United States net premiums written

Property and casualty net premiums written in the United States decreased by £805 million, or 42.5%, to £1,090 million in 2003 from £1,895 million in 2002. On a constant exchange rate basis net premiums written decreased £615 million, or 36.0%.

In addition to the renewal rights transactions that impacted premium volume, the United States participated in the 15% quota share reinsurance program in 2003 with Munich Re. In the U.S., the participation covered primarily the commercial current accident year property and casualty business. The majority of speciality and personal lines business segments were excluded from the agreement in 2003. The total amount of ceded premiums from the United States was £80 million in 2003. Ceded commission income under this program was £32 million, and ceded losses on the current accident year amounted to £89 million in 2003.

On a constant exchange rate basis, personal lines net premiums written increased by 8.7% to £460 million in 2003. Non-standard automobile represented 47% of our total 2003 U.S. personal lines net premiums written. Standard and preferred automobile represented 29% of net premiums written in 2003 and household represented 24%. Non-standard auto implemented double-digit rate increases for the third year running, achieving an overall average price increase for the full year of 14%. In addition, personal lines business was included in the Munich Re 10% quota share agreement in 2002, but was not in 2003, resulting in an increase in net retained premium. Personal lines also experienced growth related to rate increases. These increases were offset by cancellations and non-renewals due to the impact of ratings downgrades, as well as the withdrawal from several states and termination of certain agency agreements, by the standard and preferred personal business.

On a constant exchange rate basis, commercial lines net premiums written decreased by 51% in 2003. The sharp decrease in commercial business was driven by the renewal rights transactions in the last half of the year,

Back to Contents

along with high volume of cancellations and non-renewals due to ratings downgrades. The Munich Re quota share treaty also brought net writings down by 15% for core commercial businesses included in the reinsurance agreement. Prior to the announcement of our renewal rights transaction in September 2003, we had seen growth in commercial premiums during the first half of the year, primarily from rate increases. In workers’ compensation, strong rate actions led to a fall in volumes, which was accelerated by a decision in March 2003 to cease writing monoline business.

United States segment operating result (based on longer term investment return)

In the United States, our overall combined ratio deteriorated to 140.5% in 2003 from 122.8% in 2002. The loss ratio deteriorated by 19.7% to 111.6% in 2003, while the expense ratio improved by 2.0% to 28.9% in 2003. The loss ratio deterioration was attributable to a worsening of 33.3 points in commercial lines of business, while personal lines improved by 8.7 points. Loss reserve strengthening of £495 million was the primary factor in the commercial lines deterioration, adding 31 points to the combined ratio primarily in workers compensation and general liability. The personal lines loss ratio improvement was driven by more selective underwriting and increases in rates. Details behind the overall operating ratios for the U.S. operations are provided below by product category.

The U.S. commercial property business continued to show improvement, with the combined ratio dropping from 95.0% in 2002 to 83.9% in 2003. Premium revenue dropped significantly due to the sale of RSUI, the cancellations and non-renewals resulting from the ratings downgrades and participation in the 2003 Munich Re 15% quota share reinsurance agreement. The driving factors were price increases up to 17% for the year and a reduction in losses incurred compared to prior years despite several large weather related losses.

The commercial multi-peril package product combined ratio improved to 130.1% in 2003 compared to 141.0% in 2002. Price increases led to higher premium income for this line of business, however the Munich Re 15% quota share reinsurance agreement, non-renewals and cancellations caused by rating downgrades, and transition of business related to renewal rights deals, offset many of the benefits of the rate increases.

Our U.S. workers’ compensation combined ratio deteriorated significantly to 188.8% in 2003 from 127.7% in 2002. The worsening is attributed to adverse development of prior accident years which required strengthening of the loss reserves for this product category. A reduction in premium writings also adversely impacted the overall result for this line, due to participation in the Munich Re reinsurance agreement, cancellations and non-renewals due to ratings downgrades, and transition of business from renewals rights deals.

Our combined operating ratio in U.S. general liability business reflected continuing unacceptable results by moving to 254.7% in 2003 from 169.5% in 2002. This product line was also significantly impacted by reserve strengthening due to adverse development on prior accident years.

In the personal lines of business, the U.S. operations showed improved results despite continued reductions in net volume. The household combined ratio worsened to 100.8% in 2003 from 90.5% in 2002. The personal automobile combined ratio improved to 94.0% in 2003 from 108.5% in 2002. Rate increases and more selective underwriting policies based on profitability were the primary drivers in sustaining and improving the personal lines business result. Non-standard automobile, our primary on-going business, produced strong results with a 94.1% combined ratio, due to price increases and claims initiatives implemented in 2003 that helped reduce claim severity by 5%.

Our expense ratio in the United States improved 2 points, despite a significant drop in premium volume, due to expense reduction efforts in line with the strategic redirection. The ratio decreased to 28.9% in 2003 from 30.9% in 2002.

Other significant transactions in 2003 for the U.S. operations included a reorganization charge of $88 million for employee redundancy and retention costs and real estate costs associated with early termination of leases related to the strategy and realignment announcements in 2002 and 2003. A $66 million charge was also recorded for losses and expenses incurred for previously discontinued businesses. In addition, a gain on disposal of subsidiary businesses of $132 million resulted from the renewal rights transactions and sale of certain businesses.

Back to Contents

Allocated investment return, which represents the longer term investment return on capital allocated to United States property and casualty business, declined £45 million, or 20%, to £182 million in 2003 from £227 million in 2002. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Year ended December 31, 2002 compared to year ended December 31, 2001

United States net premiums written

Property and casualty net premiums written in the United States decreased by £273 million, or 12.6%, to £1,895 million in 2002 from £2,168 million in 2001. On a constant exchange rate basis net premiums written decreased £72 million, or 3.7%.

During 2002, our U.S. region participated in the 10% quota share reinsurance program with Munich Re. The participation covered the majority of current accident year property and casualty business written in the U.S., with the exception of certain U.S. business units. The excluded U.S. businesses were Tuitiongard, Financial Products & Guarantees, and ARTIS. The total amount of ceded premiums from the United States was £200 million in 2002. Ceded commission income under this program was £60 million in 2002. Total ceded losses on the current accident year amounted to £140 million in 2002.

For personal business, net premiums written in the U.S. decreased £91 million to £470 million in 2002 from £561 million in 2001. On a constant exchange rate basis, personal lines net premiums written decreased by 7.7% to £470 million in 2002. Non-standard automobile represented 55% of our total 2002 U.S. personal lines net premiums written. Standard and preferred automobile represented 23% of net written premiums in 2002 and household represented 22%. During 2002, we implemented rate increases in automobile and household lines. Premium growth from rate increases was offset by a reduction in volume due to more selective underwriting and the 10% cession of premiums to Munich Re.

In commercial business, net premiums written in the U.S. decreased £182 million to £1,425 million in 2002 from £1,607 million in 2001. On a constant exchange rate basis, commercial lines net premiums written decreased by 2.3% in 2002 as a result of various changes in the marketplace and within the U.S. operations. The Munich Re quota share treaty brought net writings down by 10% for core commercial businesses included in the reinsurance agreement. In addition, from reviewing the profitability and performance of our commercial book of business, we discontinued or non-renewed some policies in specific classes of business, where adequate price increases could not be applied or where the industry sector was not in alignment with our core businesses. Accounts were also lost due to the drop in financial rating to “A-”. Price increases partially offset the reduction in net premiums from the treaty and non-renewals, as we were able to increase rates on most commercial products throughout the year.

United States operating result (based on longer term investment return)

The U.S. segment operating result (based on longer term investment return) decreased £30 million, or 17.5%, to a loss of £201 million in 2002 from a loss of £171 million in 2001. The property and casualty underwriting loss decreased £31 million, or 6.8%, to a loss of £428 million in 2002 from a loss of £459 million in 2001. The region’s expense ratio increased to 30.9% in 2002 from 30.6% in 2001, and the combined ratio was 122.8% in 2002 compared with 122.1% in 2001. The 10% quota share reinsurance program had a significant impact on the net premiums written and net premiums earned bases for the calculations of the expense and loss ratios, thereby impacting the overall operating ratios by each major line of business.

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

Back to Contents

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

Our combined operating ratio in U.S. general liability business, while improving somewhat to 169.5% in 2002 from 189.9% in 2001, remain at unacceptable levels. Some improvement has arisen as a result of increased premium volume and overall favorable trends in loss development, with the exception of the DPIC operation’s prior year loss development. DPIC was impacted by general reserve strengthening due to adverse development on the 2000 and 2001 accident years. The general liability result was also impacted by asbestos and environmental reserve strengthening.

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

Allocated investment return, which represents the longer term investment return on capital allocated to U.S. property and casualty business, declined £61 million, or 21.2%, to £227 million in 2002 from £288 million in 2001. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Back to Contents

Canada

The table below presents information regarding our Canadian segment’s results of operations for the years indicated. The information presented below includes the results of our Canadian life and asset accumulation business until we sold it in June 2001 for £85 million. Our Canadian life and asset accumulation business accounted for net premiums written of £81 million in 2001 and reported a nil result for the period until disposal.

	Year Ended December 31,
	2003	2002	2001

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	503	527	579

Life and asset accumulation	—	—	81

Property and casualty underwriting result	(18)	(82)	(42)
Allocated investment return	53	57	63

Property and casualty operating result (based on longer term investment return)	35	(25)	21
Life and asset accumulation result	—	—	—

Segment operating result (based on longer term investment return)	35	(25)	21

Property and casualty combined ratio	102.9%	116.4%	107.1%

Year ended December 31, 2003 compared with year ended December 31, 2002

Canada net premiums written

In Canada, on a constant exchange rate basis and excluding the impact of the Munich Re quota share treaty, personal lines net premiums written increased by 4% to £441 million in 2003. While significant pricing gains continued to be achieved, the personal lines intermediated portfolio was repositioned which resulted in an approximate 30% decrease in the number of policies. Partially offsetting the decrease in our intermediated policies was an increase in the number of direct written policies which grew by 22%. Both of these actions were a part of our overall corporate strategy to emphasize the niche and specialty types of business while de-emphasizing the general intermediated business. Pricing activity continued strong with average premium increases of 18% and 14% being achieved on our intermediated auto and household policies. Price increases on our direct business were generally lower with increases of 13% and 9% being achieved respectively on our auto and household policies.

In Canada, on a constant exchange rate basis and excluding the impact of the Munich Re quota share treaty, commercial lines net premiums written declined by 29% to £154 million in 2003. The significant decrease in premiums was a result of our efforts to reposition the commercial portfolio in favor of the small business and specialty business segments of the market while narrowing our focus in the mid market segment. Policies in force were reduced by over 30% with most of the reduction occurring in the long haul trucking, realty and retail segments. Pricing activity remained firm in 2003 with rate increases generally holding at 20% across all major classes of business.

Canada segment underwriting result (based on longer term return)

Canada’s overall combined ratio for 2003 improved to a 102.9% from 116.4% in 2002. Both the loss ratio and the expense ratio contributed to the improvement with the loss ratio declining to 75.5% from 86.4% in 2002 and the expense ratio to 27.4% from 30.0% in 2002. A significant reduction in the level of adverse claims development and pricing adequacy across most classes of business were the main reasons for the improvement in the loss ratio. Although significantly improved over 2002, the 2003 underwriting results were negatively impacted by a moderate amount of adverse claims development on prior year claims and by the performance of the industry’s high risk automobile pool which deteriorated much further than was anticipated.

In Canada, on a constant exchange rate basis, our personal lines underwriting result improved by £41 million with the combined ratio declining to 100.9% from 114.6% in 2002. Most of this improvement occurred in

Back to Contents

our automobile results where our combined ratio improved to 103.3% from 120.8% in 2002 due largely to a significant reduction in the level of reserve development. Our property results improved to produce an underwriting profit with reduced frequency the underlying driver.

Our Canadian commercial lines combined ratio improved to 110.4% from 120.2% in 2002. The loss ratio has improved by 15 points to 68.5% however this has been partially offset by an expense overhang due to the rapid reduction in premium volumes. Performance in our specialty classes continued strong with our engineering and marine classes, as well as our property class, producing underwriting profits. Our liability combined ratio improved to 127.8% from 173.3% due largely to a reduction in reserve development. Our auto result remains unchanged with a combined ratio of 118.4%, however the deterioration in the high risk auto pool has masked an improvement in the underlying auto result.

Allocated investment return, which represents the longer term investment return on capital allocated to Canadian property and casualty business, declined £12 million, or 18%, to £53 million in 2003 from £65 million in 2002. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Year ended December 31, 2002 compared to year ended December 31, 2001

Canada net premiums written

Property and casualty net premiums written in Canada decreased by £52 million, or 9.0%, to £527 million in 2002 from £579 million in 2001. On a constant exchange rate basis net premiums written decreased £2 million, or 0.4%.

During 2002, our Canadian region participated in the 10% quota share reinsurance program with Munich Re. The participation covered the majority of current accident year property and casualty business written in Canada. The total amount of ceded premiums from Canada was £56 million in 2002. Ceded commission income under this program was £18 million in 2002. Total ceded losses on the current accident year amounted to £41 million in 2002.

For personal business, net premiums written in Canada decreased £24 million to £348 million in 2002 from £372 million in 2001. On a constant exchange rate basis and before the impact of the 10% quota share treaty, personal lines net premiums written increased by 13% to £385 million in 2002. The majority of this growth was attributable to pricing activity, particularly in the automobile class where average premiums increased by 13%. Automobile premiums overall increased by 13% with exposure increases in our direct written business being offset by exposure reductions in our broker intermediated business. Household premiums increased by 14% in 2002, due largely in part to the acquisition of a significant travel account mid-year.

In commercial business, net premiums written in Canada decreased £28 million to £179 million in 2002 from £207 million in 2001. On a constant exchange rate basis and before the impact of the 10% quota share treaty, commercial lines net premiums written increased by 4% to £197 million in 2002. The relatively modest increase in premiums reflected our efforts to reposition the commercial portfolio in favor of the small business and specialty business segments of the market while de-emphasizing the long haul trucking, realty and retail segments. Pricing activity strengthened further in 2002 with rate increases in excess of 20% occurring across all major classes of business.

Life and asset accumulation net premiums written decreased £81 million due to the disposal of the Canadian life operation midway through 2001, which contributed £81 million of life and asset accumulation net premiums written in 2001.

Canada operating result (based on longer term investment return)

The Canadian segment operating result (based on longer term investment return) decreased £46 million, to a loss of £25 million in 2002 from a profit of £21 million in 2001. The region’s combined ratio was 116.4% in 2002 compared with 107.1% in 2001. The 10% quota share reinsurance program had a significant impact on the net premiums written and net premiums earned bases for the calculations of the expense and loss ratios, thereby impacting the overall operating ratios by each major line of business.

Back to Contents

The major factor contributing to the deterioration in the overall combined ratio was an increase in adverse claims development of £58 million. Excluding this item, the 2002 combined ratio would have improved by 12 points from 2001 reflecting the impact of substantial rate increases and the initial impact of the change in strategic focus described above. We are also continuing to achieve rate increases throughout virtually all areas of the business and we anticipate that the positive impact of the strategic initiatives described above will increasingly be reflected in underwriting performance.

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

Our commercial lines underwriting results deteriorated over 2001 with the combined ratio increasing to 120.2% in 2002 from 110.8% in 2001. As in personal lines, the weak automobile market and adverse reserve development were the significant factors underlying the deterioration. The commercial automobile combined ratio deteriorated to 118.4% in 2002 from 112.3% in 2001. Our liability results worsened over 2001 with the combined ratio increasing to 173.3% in 2002 from 124.0% in 2001. Most of the deterioration over 2001 was attributable to a number of pollution liability claims on policies that were written prior to 2002. The impact of these late reported claims was exacerbated with an increase in bulk reserves. Our commercial property and the specialty engineering and marine classes contributed underwriting profits and produced 2002 combined ratios of 95.9%, 81.7% and 88.1%, respectively. Pricing activity strengthened further in 2002 with average rate increases in excess of 20% being achieved in the major classes of business.

Allocated investment return, which represents the longer term investment return on capital allocated to Canada property and casualty business, declined £6 million, or 9.5%, to £57 million in 2002 from £63 million in 2001. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Our Canadian life and asset accumulation business which was sold in June 2001 recorded no profit or loss for 2001 for the period to disposal.

Back to Contents

International

The table below presents information regarding our International segment’s results of operations for the years indicated. International was created on May 1, 2003 following the successful initial public offering of Australia and New Zealand under the Promina brand. It comprises our businesses in Other Europe & Middle East, Latin America and the Caribbean and Asia.

	Year ended December 31,
	2003	2002	2001

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	765	1,079	1,205

Life and asset accumulation	147	434	607

Property and casualty underwriting result	36	(108)	(94)
Allocated investment return	72	108	138

Property and casualty operating result	108	—	44
Life and asset accumulation result	7	11	7

Segment operating result (based on longer term investment return)	115	11	51

Property and casualty combined ratio	95.2%	109.9%	107.3%

Year ended December 31, 2003 compared to year ended December 31, 2002

International net premiums written

Property and casualty net premiums written in our International region decreased by £314 million, or 29.1%, to £765 million in 2003 from £1,079 million in 2002. On a constant exchange rate basis, net premiums written decreased £344 million, or 31.0%.

Property and casualty net premiums written in Other Europe & Middle East decreased £268 million, or 37.3%, to £451 million in 2003 from £719 million in 2002. On a constant exchange rate basis, net premiums written decreased £318 million, or 41.4%, primarily due to the sale of our Benelux operations which took effect in June 2002, the sale of our Italy Direct business which took effect in September 2002 and the sale of our German operations which took effect in December 2002.

On a constant exchange rate basis, property and casualty net premiums written reduced by £40 million or 14.6% to £233 million in Ireland, and increased by £7 million or 4.8% to £160 million in Italy. The reduction in Ireland is mainly due to significant competitive pressure in the automobile business.

Net premiums written in Latin America and the Caribbean reduced by £25 million to £207 million in 2003 from £232 million in 2002. On a constant exchange rate basis, personal lines net premiums written decreased 1.2% to £82 million in 2003 from £81 million in 2002 and commercial lines net premiums written decreased 9.4% to £125 million in 2003 from £138 million in 2002, primarily as a result of the disposal of Royal & Sun Alliance (Puerto Rico) Inc.

Asia net premiums written reduced by £21 million or 16.4% to £107million in 2003 from £128 million in 2002. On a constant exchange rate basis, net premiums written reduced by £14 million, or 11.6%. Personal net premiums written reduced by £3 million, or 5.7%, to £50 million in 2003 from £53 million in 2002. The reduction in net premiums written in personal lines is due in part to the impact of SARS in Hong Kong and Singapore. Commercial net premiums written reduced by £18 million, or 24.0%, to £57 million in 2003 from £75 million in 2002. The reduction is due in part to significant non renewable accounts being written in Hong Kong in 2002, and continued corrective action to remove unprofitable business in some portfolios.

Life and asset accumulation net premiums written for 2003 decreased £287 million, or 66.1%, to £147 million from £434 million in 2002. Our Isle of Man, Benelux and German life and asset accumulation businesses, which we disposed of during 2002, accounted for £279 million of our Europe life and asset accumulation net premiums written in 2002.

Back to Contents

International segment operating result (based on longer term investment return)

International segment operating result (based on longer term investment return) increased £104 million to £115 million in 2003 from £11 million in 2002.

Other Europe & Middle East property and casualty operating result (based on longer term investment return) increased £83 million to £70 million in 2003 from a loss of £13 million in 2002. The combined operating ratio improved to 95.3% in 2003 from 113.0% in 2002.

Latin America and the Caribbean property and casualty operating result (based on longer term investment return) of £24 million profit in 2003 was unchanged from 2002. The combined operating ratio improved to 92.9% in 2003 from 96.0% in 2002.

Asia property and casualty operating result (based on longer term investment return) increased £26 million to £14 million in 2003 from a loss of £12 million in 2002. The combined operating ratio improved to 99.5% in 2003 from 117.4% in 2002.

Other Europe & Middle East property and casualty underwriting result increased £112 million to £22 million underwriting profit in 2003 from an underwriting loss of £90 million in 2002. The improvement is primarily due to absence of losses on discontinued business in 2003 relating to Benelux, Germany and Italy Direct which were sold in 2002.

Latin America and the Caribbean property and casualty underwriting result increased £4 million to £12 million underwriting profit in 2003 from an underwriting profit of £8 million in 2002. The result improvement was due to continued strict underwriting standards, increased premium rates and the absence of any significant weather-related losses.

Asia property and casualty underwriting result improved £28 million to £2 million underwriting profit in 2003 from an underwriting loss of £26 million in 2002. The increase was mainly due to lower claims incurred as compared to 2002 on automobile loan default insurance schemes in Korea as well as a benign claims environment in personal lines.

Our life and asset accumulation business result reduced by £4 million profit to £7 million profit in 2003 from £11 million profit in 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

International segment net premiums written

Property and casualty net premiums written in our International region decreased by £126 million, or 10.5%, to £1,079 million in 2002 from £1,205 million in 2001. On a constant exchange rate basis, net premiums written decreased £102 million, or 8.6%.

Property and casualty net premiums written in other Europe & Middle East decreased £125 million, or 14.8%, to £719 million in 2002 from £844 million in 2001. On a constant exchange rate basis, net premiums written decreased £176 million, or 19.7%, primarily due to the sale of our Spanish operations which took effect in July 2001 and the sale of our Benelux operations which took effect in June 2002. Net premiums written increased in most of our principal markets in Europe as follows on a constant exchange rate basis:

•	8% in Italy to £150 million, excluding net premiums written of £49 million by Italy Direct which was sold in September 2002; and

•	13% in Ireland to £253 million.

For personal business, net premiums written in Latin America and the Caribbean decreased £28 million to £86 million in 2002 from £114 million in 2001. On a constant exchange rate basis, personal lines net premiums written increased 18% to £86 million in 2002 from £72 million in 2001; however, we experienced a decrease in sterling terms due to currency exchange movements across the entire region, but most particularly in Argentina, Brazil, Uruguay and Venezuela.

Back to Contents

In commercial business, net premiums written in Latin America and the Caribbean increased £24 million to £146 million in 2002 from £122 million in 2001. On a constant exchange rate basis, commercial lines net premiums written increased 56% to £146 million in 2002 from £94 million in 2001 primarily as a result of our acquisitions in Brazil and Mexico.

Net premiums written in Asia increased £3 million to £128 million in 2002 from £125 million in 2001. However, on a constant exchange rate basis, net premiums written increased £8 million, or 6%. The increases were largely derived from a strong performance in Hong Kong reflecting price increases and new business in commercial lines, and greater marketing initiatives in Japan. These improvements were partially offset by the loss of business due to corrective actions taken to remove unprofitable business in some portfolios.

Life and asset accumulation net premiums written for 2002 decreased £173 million, or 28.5%, to £434 million from £607 million in 2001.

In Other Europe & Middle East, life and asset accumulation net premiums written decreased £188 million, or 38.1%, to £305 million in 2002 from £493 million in 2001, primarily due to the sale of our business in the Isle of Man in July 2002 which contributed life and asset accumulation net premiums written of £212 million in 2002 and £368 million in 2001, and the sale of our Benelux life operations in June 2002 which contributed life and asset accumulation net premiums written of £24 million in 2002 and £49 million in 2001.

In Latin America and the Caribbean, life and asset accumulation net premiums written increased £15 million to £129 million in 2002, due principally to our acquisition in Mexico and growth of our businesses in Colombia and Peru. On a constant exchange rate basis, life and asset accumulation net premiums written in Latin American and the Caribbean increased by £36 million in 2002.

International segment operating result (based on longer term investment return)

International segment operating result (based on longer term investment return) decreased £40 million to £11 million in 2002 from £51 million in 2001.

Our property and casualty operating profit decreased by £44 million to £nil million in 2002 from £44 million in 2001. Our underwriting result for 2002 was a loss of £108 million, compared to a loss of £94 million in 2001.

Operating result (based on longer term investment return) in Other Europe & Middle East decreased £47 million to a £22 million loss in 2002 from a £25 million profit in 2001. Our property and casualty operating result deteriorated £47 million to a £13 million loss in 2002 due primarily to deterioration in the underwriting result in Germany of £19 million and deterioration in longer term investment return of £30 million.

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

In Asia, commercial underwriting result decreased by £9 million to a £21 million loss in 2002. There was a strengthening in the previously reported possible losses on automobile loan default insurance schemes in Korea. We ceased writing this business in Korea in 2001. We also experienced large losses in Indonesia and Thailand during 2002. These were offset by underlying improvements due to rate increases and corrective actions taken in a number of portfolios. Personal business underwriting result decreased by £5 million in 2002 primarily due to

Back to Contents

higher marketing costs for the direct business in Japan. The combined ratio in Asia increased to 117.4% in 2002 from 109.2% in 2001.

Allocated investment return, which represents the longer term investment return on capital allocated to International property and casualty business, decreased by £30 million, or 21.7%, to £108 million in 2002 from £138 million in 2001. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Our life business result increased by £4 million to £11 million in 2002 from £7 million in 2001. Our life and asset accumulation result related to our Latin American and the Caribbean operations increased £4 million to £20 million in 2002 from £16 million in 2001. Our life and asset accumulation businesses in the Isle of Man, Benelux and Germany which were sold during 2002 contributed profits of £7 million in 2002 and profits of £6 million in 2001.

Australia and New Zealand

The table below presents information regarding our Australia and New Zealand segment’s results for the years indicated. In May 2003 we disposed of our property and casualty businesses and life and asset accumulation businesses in Australia and New Zealand by way of an initial public offering.

	Year ended December 31,
	2003	2002	2001

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	283	756	614

Life and asset accumulation	72	209	203

Property and casualty underwriting result	13	29	6
Allocated investment return	22	68	68

Property and casualty operating result	35	97	74
Life and asset accumulation result	12	35	37

Segment operating result (based on longer term investment return)	47	132	111

Property and casualty combined ratio	95.7%	95.0%	98.0%

Year ended December 31, 2003 compared to year ended December 31, 2002

Australia and New Zealand net premiums written

Property and casualty net premiums written for the period until disposal in May 2003 were £283 million compared to £756 million for the full year 2002. In 2002, Australia participated in the 10% quota share treaty with Munich Re with respect to most lines of businesses for the 2002 accident year. Australia ceded £62 million of premiums under the treaty in 2002. No premiums were ceded in 2003 in respect of the quota share treaty with Munich Re.

Personal net premiums written for the period until disposal in May 2003 were £197 million compared to £502 million for the full year 2002. Commercial net premiums written for the period until disposal in May 2003 were £86 million compared to £254 million for the full year 2002.

Life and asset accumulation net premiums written for the period until disposal in May 2003 were £72 million compared to £209 million for the full year 2002.

Australia and New Zealand segment operating result (based on longer term investment return)

Australia and New Zealand segment operating result (based on longer term investment return) for the period until disposal in May 2003 was £47 million compared to £132 million for the full year 2002. The property and casualty operating result was £35 million compared to £97 million for the full year 2002. The life business result was £12 million compared to £35 million for the full year 2002.

Back to Contents

Allocated investment return, which represents the longer term investment return on capital allocated to Australia and New Zealand property and casualty business was £22 million for the period until disposal in May 2003 compared to £68 million for the full year 2002. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Year ended December 31, 2002 compared to year ended December 31, 2001

Australia and New Zealand net premiums written

Property and casualty net premiums written increased by £142 million, or 23.1%, to £756 million in 2002 from £614 million in 2001. On a constant exchange rate basis, net premiums written increased £135 million, or 21.7%. In 2002, Australia participated in the 10% quota share treaty with Munich Re with respect to most lines of businesses for the 2002 accident year. Australia ceded £62 million of premiums under the treaty in 2002.

Net of the Munich Re quota share treaty, the 2002 property and casualty net premiums written grew, on a constant exchange rate basis, 16% in Australia to £616 million and 56% in New Zealand to £140 million. On a constant exchange rate basis, Australia and New Zealand personal net premiums written increased £90 million to £502 million in 2002 and commercial net premiums written increased £45 million to £254 million in 2002.

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

Life and asset accumulation net premiums written for 2002 increased £6 million, or 3%, to £209 million from £203 million in 2001. On a constant exchange rate basis, the increase was £1 million, or 1%. On an annual premium equivalent basis, new business net premiums written in Australia and New Zealand increased to £22 million in 2002 compared to £21 million in 2001. New periodic premiums written increased by £2 million, or 17%, to £14 million in 2002 from £12 million in 2001, and new single premiums written decreased by £10 million, or 11%, to £82 million in 2002 from £92 million in 2001.

In Australia, life and asset accumulation net premiums written increased £5 million, or 3%, to £167 million in 2002 from £162 million in 2001. On a constant exchange rate basis the increase in 2002 was £6 million, or 4%. In Australia, on an annual premium equivalent basis, new business premiums increased by £2 million to £18 million in 2002 compared to £16 million in 2001. New periodic premiums written in Australia increased £2 million, or 25%, to £10 million in 2002 from £8 million in 2001. On a constant exchange rate basis, they increased by 31% in 2002.

In New Zealand, life and asset accumulation net premiums written increased by £2 million, or 5%, to £43 million in 2002 from £41 million in 2001. However, on a constant exchange rate basis, life and asset accumulation net premiums written decreased by £4 million, or 9%.

Australia and New Zealand segment operating result (based on longer term investment return)

Australia and New Zealand segment operating result (based on longer term investment return) increased £21 million to £132 million in 2002 from £111 million in 2001 as a result of an increase in our property and

Back to Contents

casualty operating result of £23 million, partly offset by a decrease in our life business result of £2 million. Our underwriting result for 2002 was a profit of £29 million, compared to a profit of £6 million in 2001.

Our commercial business operating profit in Australia increased by £3 million to £5 million in 2002 from £2 million in 2001. The commercial business was impacted by strengthening in long tail liability provisions, including £18 million for asbestos and a significant increase in reinsurance costs. This was more than offset by the underlying improvement from rate increases, favorable claims frequency and improved underwriting actions. New Zealand experienced a strengthening of reserves for building defects. Our personal business operating profit in Australia increased by £18 million to £73 million in 2002 from £55 million in 2001. The increase was approximately the same on a constant exchange rate basis. Our personal combined ratio for Australia improved to 91.3% in 2002 from 94.9% in 2001.

Allocated investment return, which represents the longer term investment return on capital allocated to Australia and New Zealand property and casualty business was £68 million in both 2002 and 2001. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

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

	Year ended December 31,
	2003	2002	2001

	(£ in millions)
Worldwide general insurance investment portfolios:
Investment income	663	765	795
Net realized gains on investments	482	362	466
Income and realized gains from investments accounted for under the equity method of accounting	27	19	14
Investment expenses and charges	(127)	(146)	(134)

Net investment income	1,045	1,000	1,141

Worldwide life insurance investment portfolios:
Investment income	1,501	1,565	1,594
Net realized (losses)/gains on investments	214	(105)	576
Investment expenses and charges	(65)	(68)	(63)

Net investment income	1,650	1,392	2,107

Back to Contents

Year ended December 31, 2003 compared to year ended December 31, 2002

In our worldwide general insurance investment portfolios, net investment income rose by £45 million to £1,045 million in 2003 from £1,000 million in 2002, largely reflecting increased realized gains offset by reduced net investment income, discussed below. Realized gains on the sale of investments increased by £120 million to £482 million in 2003 from £362 million in 2002. Investment income of £663 million in 2003 was £102 million less than in 2002, reflecting in part lower yields within our fixed income portfolios, which continue to be concentrated on high quality short duration bonds. Investment expenses and charges were favorably affected by decreased bank loan and overdraft borrowing levels in place during the year and decreased by £19 million to £127 million in 2003 from £146 million in 2002.

In our worldwide life insurance investment portfolios, net investment income increased by £258 million to £1,650 million in 2003 from £1,392 million in 2002. This was largely the result of an increase in realized gains on the sale of investments, which were gains of £214 million in 2003 compared to losses of £105 million in 2002.

Our investments are held in currencies to broadly match the currencies of our insurance liabilities. At the end of 2003 investments were held approximately 49% in British Pounds, 12% in U.S. Dollars, 14% in Danish Kroner and 25% in other currencies.

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

As of December 31, 2003, the Group had issued £768 million of dated loan capital. This dated loan capital, being both long term and restricted as to the circumstances in which it can be repaid, can be regarded as a form of capital for certain purposes. The attraction of this type of capital is that it is significantly cheaper than equity. During 1999, we issued $500 million subordinated bonds due October 15, 2029 and €500 million subordinated Eurobonds due October 15, 2019. The net proceeds were used to provide additional capital to assist in the financing of our acquisitions of Orion and Trygg-Hansa during 1999. The rate of interest payable on the $500 million subordinated bonds is 8.95%, although we have entered into derivative contracts which have the effect of converting a proportion of the interest payable to a floating rate. €200 million of the Eurobonds bear interest at a fixed rate of 6.875% until October 15, 2009, and at a floating rate thereafter. €300 million of the Eurobonds bear interest at a floating rate from the date of issue. We have the option to repay the Eurobonds on specific dates starting October 15, 2009. After that date there is an increase in the interest rate of 100 basis points.

Back to Contents

In June 2004 the holders of the Eurobonds agreed to amend the terms of the subordinated bonds, making them eligible to qualify as regulatory capital under the forthcoming regulatory regime being introduced by the FSA under the Group’s Directive. We continue to keep under active consideration options for strengthening our capital position further.

In February 2000, we raised £146 million in the form of dated loan capital due 2030. The principal is denominated in Japanese yen and interest is payable in U.S. dollars. The loan has an effective British pound interest rate of 6.99% due to interest and currency swaps entered into pursuant to our hedging strategy.

In addition to the dated loan capital referred to above, the Group’s other borrowings as of December 31, 2003 amounted to £434 million. Of the total other borrowings of £434 million, £400 million was borrowed under a committed credit facility at a rate of interest of 5.01%, £21 million was represented by overdrafts and other loans and £13 million was borrowed under mortgages secured on properties of the Group at fixed rates of 5%. Of these borrowings, £102 million are repayable within one year, £85 million are repayable within one to two years, £234 million are repayable within two to five years and £13 million had maturities in excess of five years. The debt is held primarily to provide short term liquidity. There is no seasonality to our borrowing requirements.

We maintain standby committed revolving credit facilities in the amount of £150 million that is fully drawn. We maintain a $1 billion commercial paper program and are also able to borrow through sales and repurchases of our fixed income U.K. government securities.

As of December 31, 2003, our consolidated total investments included £814 million of deposits with credit institutions, of which £138 million was attributable to long term (life) business. In addition, we had cash at bank and in hand of £525 million, £163 million of which was attributable to long term (life) business. A large portion of our investment portfolio is held in highly liquid, listed securities which can be sold to raise funds if required. However, having borrowing facilities to meet short term cash requirements avoids having to liquidate the investments at a disadvantageous time. A key objective of our investment policy is to match the currency of our investments (including cash and cash equivalents) with our liabilities to avoid unnecessary exchange exposure.

The table below is a summary of cash flow activities for the years ended December 31, 2003, 2002 and 2001. In accordance with U.K. GAAP, it does not include any amounts relating to the long term (life) business except cash transactions between the long term (life) operations and shareholders’ funds.

	Year Ended December 31,
	2003	2002	2001

	(£ in millions)
Net cash inflow/(outflow) from operating activities	130	(9)	116
Dividends from associates	8	3	24
Servicing of finance	(77)	(67)	(78)
Taxation (paid)/refunded	(6)	53	80
Net acquisitions/disposals/capital expenditures/merger expenses	826	577	98
Dividends paid on equity shares	(57)	(160)	(370)
Issue of ordinary share capital	960	2	14

Cash available for investment	1,784	399	(116)

Investment activities:
Net purchases/(sales) of property	228	(30)	4
Net (sales) of equities	(266)	(1,006)	(635)
Net increase in other investments	1,749	947	1,244

Net purchases/(sales) of investments	1,711	(89)	613

Net (decrease)/increase in cash	(184)	108	(28)
Reduction/(increase) in borrowings	257	380	(701)

Total invested	1,784	399	(116)

Back to Contents

In 2003, net cash outflows from operating activities and net sales of investments amounted to £1,581 million with borrowings decreasing by £257 million. During the year we raised £960 million from our shareholders by way of a rights issue, paid interim and final dividends of £57 million and received £826 million from disposals net of acquisitions and capital expenditures. The net cash flows from operating activities increased to an inflow of £130 million in 2003 from an outflow of £9 million in 2002 due to improved property and casualty business flows.

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

We obtained shareholder approval to repurchase up to 10% of our shares for the period May 2003 through May 2004, although we did not repurchase any shares during 2003. We currently intend to continue to seek shareholder approval annually for the ability to repurchase up to 10% of our shares during the course of each year.

Our net capital expenditures amounted to £39 million in 2003, £63 million in 2002 and £98 million in 2001. The principal expenditures relate to leasehold improvements, fixtures, equipment and fittings. We had outstanding commitments for capital expenditures of £48 million as of December 31, 2003.

During the three years ended December 31, 2003, we acquired interests in subsidiaries and associates (investments accounted for under the equity method of accounting) for aggregate consideration of £218 million and sold interests in subsidiaries and associates for aggregate consideration of £1,053 million. In 2003, we acquired interests in subsidiaries and associates for £10 million. In 2003 we completed the sales of interests in subsidiaries and associates for £875 million, including our Australian & New Zealand property and casualty and life businesses for £507 million, our UK health insurance business for £121 million, our Puerto Rican property and casualty operation for £36 million, our 51% interest in our Chilean Life operation for £40 million and the sale of our U.S. property and casualty operations Royal Specialty Underwriting Inc, Landmark and the American Insurance Company together with certain renewal rights for £92 million. In 2002, we acquired interests in subsidiaries and associates for £35 million, principally the acquisition of Trekroner Forsikring in Denmark for £24 million. In 2002 we completed the sales of interests in subsidiaries and associates for £675 million, including our investment management business for £234 million, our Isle of Man life operation for £127 million, and our German and Benelux property and casualty and life operations for £135 million. In 2001, we acquired interests in subsidiaries and associates for £183 million, including the acquisition of Seguros BBV Probursa in Mexico for £29 million, the acquisition of CGU Compañia de Seguros S.A. in Brazil for £14 million, the acquisition of AMP General Insurance in New Zealand for £18 million, the acquisition of the net assets of the businesses of Kemper Canada and Folksam Sweden for £51 million, and the acquisition of the RACI Pty Limited joint venture in Australia for £34 million. In 2001 we completed the sales of interests in subsidiaries, including our three Spanish operations, our Canadian life operation, our two Italian life operations and our Italian property and casualty operation Lloyd Italico for aggregate consideration of £378 million.

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

The Group’s financial strength ratings were unchanged by Standard & Poor’s and A.M. Best during 2003 although changes were made to outlooks. At December 31, 2003 the core property and casualty insurance operations were rated “A-” with a “negative” outlook by both Standard & Poor’s and A.M. Best. The financial

Back to Contents

strength rating from Moody’s was reduced to “Baa2” with a “negative” outlook. Worsening in the ratings has an adverse impact on the ability of the Group to write certain types of property and casualty insurance business, in particular certain commercial lines in the United States. The key operating companies in the United States are rated “BB+” with a “negative” outlook from Standard & Poor’s, “B” with a “negative” outlook from A.M. Best and “Ba3” with a “negative” outlook by Moody’s.

We believe that our working capital, liquid assets, net cash provided by operations, and access to the capital markets will enable us to meet our foreseeable cash requirements.

Summary of Significant Differences between U.K. GAAP and U.S. GAAP

The significant differences in accounting principles between U.K. GAAP and U.S. GAAP are described and summarized in note 47 to our consolidated financial statements. Our condensed consolidated financial statements, prepared in accordance with U.S. GAAP, as of and for the years ended December 31, 2003, 2002 and 2001 are presented in note 48 to our consolidated financial statements.

	Net Loss Year Ended December 31,
	2003	2002	2001

	(£ in millions)
In accordance with U.K. GAAP	(382)	(871)	(852)
In accordance with U.S. GAAP	(572)	(726)	(280)

Difference	190	(145)	(572)

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

Year ended December 31, 2003

Consolidated net loss under U.K. GAAP was £382 million compared to a loss of £572 million under U.S. GAAP for the year ended December 31, 2003. The principal reasons for the increased loss were the impact of the change in the long term (life) business provision and deferred tax charges on adjustments mainly in respect of the U.S. operation owing to the uncertainty of future taxable profits. This is mitigated to some extent by the removal of the unrealized losses relating to available for sale securities within property and casualty business and shareholder funds which for U.S. GAAP purposes appear as a component of equity and the reversal of goodwill amortization and goodwill written off in relation to entities disposed of included in U.K. GAAP. In respect of the long term (life) business there has been an increase in the difference between deferred acquisition costs on a U.K. GAAP and a U.S. GAAP basis resulting from the accelerated amortization charge under U.K. GAAP, and the impact of policyholder participations which include the aggregate U.K. to U.S. GAAP adjustments on the income statement attributable to policyholders.

Year ended December 31, 2002

Consolidated net loss under U.K. GAAP was £871 million restated compared to a loss of £726 million under U.S. GAAP for the year ended December 31, 2002. The principal reasons for the reduced loss were, the removal from consolidated net income of unrealized losses relating to available for sale securities within property and casualty and shareholder funds which for U.S. GAAP purposes appear as a component of equity movement, the reversal of goodwill amortization charged under U.K. GAAP, the impact of policyholder participations which include the aggregate U.K. to U.S. GAAP adjustments on the income statement attributable to policyholders and the deferral of front end fees. These increases were partially offset by the reversal of discounting reflected under U.K. GAAP on asbestos and environmental claims reserves which is not permitted under U.S. GAAP, the impact of the fair value of derivative contracts introduced under SFAS No. 133, the impact of the change to the long term

Back to Contents

(life) business provision and an increase in the difference between deferred acquisition costs on a U.K. GAAP and U.S. GAAP basis resulting from adverse expected gross margins and a change in the lapse rate assumption.

Year ended December 31, 2001

Consolidated net loss under U.K. GAAP was £852 million restated compared to a loss of £280 million under U.S. GAAP for the year ended December 31, 2001. The principal reasons for the reduced loss were, the removal from consolidated net income of unrealized losses relating to available for sale securities within property and casualty and shareholder funds which for U.S. GAAP purposes appear as a component of equity movement, recognition of the movement in net pension asset the recording of which is required under U.S. GAAP, the reversal of goodwill written off in relation to entities disposed in U.K. GAAP net income, the reversal of equalization provision movements not allowed under U.S. GAAP and the impact of full provisioning for deferred tax which, as a result of the significant unrealized losses in the period, creates an increase in U.S. GAAP earnings. These increases were partially offset by the reversal of discounting reflected under U.K. GAAP on asbestos and environmental claims reserves increases which is not permitted under U.S. GAAP, the introduction of the fair value of derivative contracts introduced under SFAS No. 133, the impact of the change to the long term (life) business provision and the impact of policyholder participations which include the aggregate U.K. to U.S. GAAP adjustments on the income statement attributable to policyholders.

Back to Contents

Off-Balance Sheet Arrangements

The Group does not have any material off-balance sheet arrangements other than those discussed in Note 49 to our financial statements.

Contracts and Commitments

The following table sets out the Group’s contractual cash obligation by payment due period as at December 31, 2003.

	Within one year	One to three years	Three to five years	Over five years	Total

	(£ in millions)
Subordinated debt	49	100	103	1,700	1,952
Other borrowings	123	352	1	13	489
Operating leases	89	134	102	206	531
Finance leases	2	2	—	—	4
Irredeemable preference shares (1)	9	18	18	—	45
Post-retirement healthcare benefits (2)	52	—	—	—	52
Purchase obligations (3)	349	446	260	343	1,398
Outstanding investment purchases	6	—	—	—	6
Insurance liabilities (4)	14	22	15	22	73
Other capital commitments	48	—	—	—	48

Total (5)	741	1,074	499	2,284	4,598

(1)
The Group has in issue £125 million of irredeemable preference shares that carry a right to a fixed cumulative preferential dividend of 7.375%. This dividend is payable in half yearly instalments of £4.6 million. The amounts payable after more than 5 years category has not been completed as the shares are irredeemable and dividends will continue to be payable for the foreseeable future.

(2)
The Group provides post retirement healthcare benefits to certain current and retired U.S. and Canadian employees. The total estimated unprovided cumulative obligation under these schemes has been included as less than 1 year due to the variable nature and uncertainty of the payment dates. The payments made in 2003 under these schemes amounted to £9 million.

(3)
Included in the table is a major purchase contract representing £343 million of contractual payment obligations. This contract may be terminated at the Group’s request on February 28, 2007 at a cost of £5 million. If the contract was so terminated the total contractual payment obligations would be reduced by £210 million.

Included in the table is a major purchase contract representing £247 million of contractual payment obligations. This contract may be terminated at the Group’s request at any time for a payment of the discounted value of the estimated contractual payment obligation of the 12 months following the termination.

(4)	Excluded from the table above are future cashflows related to certain insurance liabilities due to uncertainty as to their amount and timing.
(5)	Excluded from the table above are future cash flows related to pension contributions due to uncertainty as to their amount and timing.

The Group operates both funded defined benefit and funded defined contribution pension schemes. The funded defined contribution schemes are in the United Kingdom, Denmark and Sweden and there is a contractual obligation to fund these schemes based on percentages of salary. The U.K. scheme is funded at 5% of the salary of members of the scheme plus up to an additional 5% matching contributions made by members of the scheme. The Danish scheme is funded at between 12% and 25% of salary dependent on the seniority and age of the scheme member. The Swedish scheme is funded at 24.99% of members’ salaries.

The Group also has a constructive obligation to ensure that its’ funded defined benefit schemes remain adequately funded. The amount and timing of the Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. The Group expects to make cash contributions of approximately £146 million to these schemes in 2004.

U.K. GAAP Critical Accounting Policies and Estimates

Introduction

This Operating and Financial Review and Prospects includes an analysis of the results presented in the financial statements. These financial statements have been prepared in accordance with U.K. GAAP.

The preparation of these financial statements requires management to make estimates, assumptions and judgments that impact upon the measurement of assets and liabilities at the balance sheet date and upon the presentation of the reported revenues and expenses during the reporting period. Under U.K. GAAP, entities are required to adopt accounting policies that enable its financial statements to give a true and fair view. Where it is necessary to choose between accounting policies that satisfy this condition, management must select whichever

<<<

Back to Contents

of those accounting policies is judged to be most appropriate to the entity’s particular circumstances for the purpose of giving a true and fair view. For insurance companies and insurance groups, guidance upon the selection of the accounting policies is provided in the SORP issued by the Association of British Insurers in December 1998 and the revised SORP, issued by the Association of British Insurers in November 2003 for application by insurance companies to financial statements for accounting periods beginning after January 1, 2004.

The following is a discussion of the accounting policies that, in management’s view, are critical to the reporting of the Group’s financial position.

The critical policies relate to the valuation of assets and liabilities. The major policies in respect of assets relate to the intangibles and investments. The major policies in respect of liabilities relate to technical provisions and taxation.

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

The provision for claims outstanding, whether reported or not, comprises the estimated cost of claims incurred but not settled at the balance sheet date. It includes related expenses and a deduction for the expected value of salvage and other recoveries. The provision is determined using the best information available of claims settlement patterns, forecast inflation and settlement of claims. Property and casualty business provisions for claims outstanding are discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. Claims provisions relating to long term permanent disability claims in the United States, Canada and Scandinavia are determined using recognized actuarial methods.

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

See Note 1W to our financial statements for a discussion of the estimation techniques and uncertainties that arise in relation to our level of claims provisions.

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

Back to Contents

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

Goodwill is reviewed for impairment at the end of the first full year from the date of acquisition and on an ongoing basis if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The recoverable amount represents the greatest value to the Group in terms of the cash flows that it can generate. Goodwill is impaired only if both net realizable value and value in use are lower than its carrying value.

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

Accounting policies differ from estimation techniques, in that estimation techniques are the methods adopted by the Group to arrive at estimated monetary amounts, corresponding to the measurement bases selected, for assets, liabilities, gains, losses and changes to shareholders funds. See Note 1W to our financial statements for a discussion of the significant estimation techniques used by the Group.

U.S. GAAP Critical Accounting Policies and Estimates

Introduction

Note 1 to our financial statements contains a summary of the Group’s significant accounting policies under U.K. GAAP. Note 47 to the consolidated financial statements contains a discussion of the differences between U.K. GAAP and U.S. GAAP, which materially affect the determination of the Group’s consolidated net income and shareholders’ equity. These should be read in conjunction with the following U.S. GAAP accounting policies that we consider to be the most significant:

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

Back to Contents

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

Other Significant Estimates

In addition to the items discussed above, the application of U.S. GAAP requires management to make other estimates and assumptions. For example, accounting for pension and other post-retirement and post-employment benefits requires estimates of future returns on plan assets, expected increases in compensation levels and trends in health care costs. Another example is the recognition of deferred tax assets, which depends on management’s assumption that future earnings will be sufficient to realize the deferred benefit.

Back to Contents

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

On December 15, 2003 the ASB published Urgent Issues Task Force (“UITF”) Abstract No. 38 “Accounting for ESOP (Employee Share Ownership Plans) Trusts” and related amendments to UITF Abstract No. 17 “Employee Share Schemes”. The new Abstract changes the presentation of an entity’s own shares held in an ESOP trust from requiring them to be recognized as assets to requiring them to be deducted in arriving at shareholders’ funds. This treatment is in line with the revised basis of accounting for treasury shares introduced following a change in company law in the UK. The accounting treatment required by this Abstract should be adopted in financial statements relating to accounting periods ending on or after June 22, 2004, but earlier adoption is encouraged. The Group has adopted the new Abstract during 2004 and the impact on the Group’s financial condition was to reduce shareholders’ funds at January 1, 2004 by £15m.

On March 26, 2004, the ASB announced arrangements to meet the request from the UK Government to carry out an urgent study into the accounting for with-profits business by life insurers. An Advisory Panel has been appointed by the ASB and has been tasked with investigating and making recommendations for UK accounting standards relating to with-profits life assurance business that may realistically and feasibly be made for 2004 financial reporting. Until such time as the ASB produces the results of the study, it is not possible to estimate the impact that any proposals will have upon the Group’s financial condition and results of operations.

On April 7, 2004, the ASB published Financial Reporting Standard No. 20 “Share-based Payment” (FRS 20), which is based upon International Financial Reporting Standard (“IFRS”) 2 “Share-based Payment”. FRS 20 requires companies to recognize an expense, measured at fair value, in respect of their employee share option plans, share purchase plans, and other share-based payments. It is mandatory for accounting periods beginning on or after January 1, 2005. The Group will be adopting IFRS from January 1, 2005 and hence the impact of this new standard will be reflected in the Group’s financial reporting at this date. A further explanation of the change to IFRS is set out below.

On May 20, 2004, the ASB published Financial Reporting Standard No. 21 “Events after the Balance Sheet Date” (FRS 21), which is based upon the International Accounting Standard (“IAS”) 10 “Events after the Balance Sheet Date”. The principal difference from the existing UK standard, which FRS 21 replaces from 2005, is to remove the requirement to report dividends proposed after the balance sheet date in the profit and loss account, and instead to require disclosures in the notes to the financial statements. This accords with the now generally accepted view that dividends declared after the balance sheet date should not be reported as liabilities. The UK Government has announced a parallel change in the law to take effect also in 2005. The Group will be adopting IFRS from January 1, 2005 and hence the impact of this new standard will be reflected in the Group’s financial reporting at this date. A further explanation of the change to IFRS is set out below.

Back to Contents

On November 17, 2003, the Association of British Insurers published its revised Statement of Recommended Practice (“SORP”) on “Accounting for Insurance Business”. The revised SORP, which replaces the Statement issued in December 1998, applies to financial statements for accounting periods beginning on or after January 1, 2004, but earlier adoption is encouraged. The main changes introduced in the revised SORP were:

•	The recognition of any self-generated present value of in force life insurance business in the balance sheet is no longer permitted;

•
The provisions on accounting for reinsurance contracts have been amalgamated and strengthened in particular by providing that, where material, any financial reinsurance element should not result in a net credit to the profit and loss account at inception; and

•
The introduction of new provisions on estimation techniques uncertainty and contingent liabilities that are consistent with FRS 12 (provisions, liabilities and assets) and FRS 18 (accounting policies).

The Group did not adopt the revised SORP during 2003 but did make a change to its accounting policies to no longer recognize the self-generated present value of in force life insurance business in the balance sheet. The impact of this accounting change is set out in note 2 to our consolidated financial statements. The Group does not expect that the adoption of the revised SORP will have a material effect on the Group’s financial condition and results of operations.

The European Union (“EU”) requires that all listed European companies, including banks and insurers, prepare their 2005 financial statements in accordance with EU endorsed International Accounting Standards (“IAS”). It is intended that the International Accounting Standards Board (“IASB”) will, during 2004, have completed its deliberations, and all International Financial Reporting Standards (“IFRS”) that are intended to apply for 2005 reporting will be complete.

When the review and the endorsement process has been completed the IASB’s standards, for the consolidated financial statements of listed groups, will replace the UK Accounting Standards Board’s (ASB) standards and the Association of British Insurers (“ABI”) Statements of Recommended Practice on accounting for insurance.

At present the IASB’s process for completing the standards for adoption in 2005 is almost complete but the key area that remains outstanding is of a particular significance to banks and insurers. The outstanding area is the criteria attaching to assets carried at fair value as to whether the value movements may be recorded in the profit and loss account or whether they need to be recorded in shareholders’ equity. This area is the subject of an exposure draft, “Proposed amendments to IAS 39 Financial Instruments: Recognition and measurement: the fair value option” published by the IASB on April 21, 2004.

In addition to these outstanding items the practical application of the IASB’s standard on insurance contracts, IFRS 4, which was issued on March 31, 2004 is subject to detailed consideration by the life insurance industry in the EU and the major auditing firms. Established practise will take some time during 2004 to fully develop.

Although the requirements of IFRS 4 are known there remain various detailed but significant points that arise from the combined effect of the current version of IAS 39, the IASB’s macro-hedging rules, IFRS 4 and the IASB’s exposure draft on the fair value option that make any assessment of the likely impact at best preliminary, and certainly subject to possible significant change.

The Group is still completing its assessment of the impact of adoption of IFRS on its financial statements.

Although the EU has approved those standards that are either less contentious, or required less amendment as part of the IASB’s improvement project, the endorsement of IAS 39 and IFRS 4 remain outstanding. At present there is no certainty that all IASB standards will be fully endorsed in time for the 2005 deadline. However, the Group is developing its IFRS transition program in the expectation that all IASB standards, including IAS 39 and IFRS 4, will be endorsed by the end of 2004.

Back to Contents

U.S. GAAP

In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-01, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” AcSEC has developed the SOP to address the evolution of product designs since the issuance of Statement of Financial Accounting Standards (“SFAS”) No. 60, “Accounting and Reporting by Insurance Enterprises,” and SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” and the need for interpretive guidance to be developed in three areas: separate account presentation and valuation; the accounting recognition given sales inducements (bonus interest, bonus credits, persistency bonuses); and the classification and valuation of certain long-duration contract liabilities.

The most significant accounting implications of the SOP are as follows: (1) reporting and measuring assets and liabilities of separate account products as general account assets and liabilities when specified criteria are not met; (2) reporting and measuring seed money in separate accounts as general account assets based on the insurer’s proportionate beneficial interest in the separate account’s underlying assets; (3) capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs, but immediately expensing those sales inducements accrued or credited if such criteria are not met; (4) establishing an additional liability for guaranteed minimum death and similar mortality and morbidity benefits only for contracts determined to have mortality and morbidity risk that is other than nominal and when the risk charges made for a period are not proportionate to the risk borne during that period; and (5) for contracts containing an annuitization benefits contract feature, if such contract feature is not accounted for under the provisions of SFAS No. 133 establishing an additional liability for the contract feature if the present value of expected annuitization payments at the expected annuitization date exceeds the expected account balance at the expected annuitization date.

The Group will adopt the SOP effective January 1, 2004. The Group is currently assessing the impact of this standard on its results of operations, financial condition and liquidity.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”, (SOP 03-3). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows to be collected from an investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations but does not apply to loans originated by the entity. SOP 03-3 limits the yield that may be accreted to the excess of the estimated undiscounted expected principal, interest and other cash flows over the initial investment in the loan. SOP 03-3 also requires that the excess of contractual cash flows over cash flows expected to be collected not be recognized as an adjustment of yield, loss accrual, or valuation allowance. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Group is currently assessing the impact of SOP 03-3 on its results of operations, financial condition and liquidity.

In March 2004, the EITF reached a final consensus on Issue 03-16, “Accounting for Investments in Limited Liability Companies” (“EITF 03-16”). EITF 03-16 will require investors in limited liability corporations that have specific ownership accounts to follow the equity method accounting for investments that are more than minor (e.g. greater than 3% ownership interest) as prescribed in SOP 78-9, “Accounting for Investments in Real Estate Ventures” and EITF Topic No. D-46, “Accounting for Limited Partnership Investments”. Investors that do not have specific ownership accounts or minor ownership interests should follow the significant influence model prescribed in APB Opinion No. 18, “Accounting for Certain Investments in Debt and Equity Securities”, for corporate investments. EITF 03-16 excludes securities that are required to be accounted for as debt securities based on the guidance in paragraph 14 of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, and EITF 99-20. EITF 03-16 is effective for quarters beginning after June 15, 2004 and should be applied as a change in accounting principle. The Group is currently assessing the impact of EITF 03-16 on its results of operations, financial condition and liquidity.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

There are presently eight directors in office, including two executive directors. Our current directors, each of whose business address is 30 Berkeley Square, London W1J 6EW, and their other significant directorships are as follows:

Name	Position	Director Since	Age	Other Significant Directorships

John Napier	Chairman (1) (2)	2003[6]	61	Kelda Group plc
Robert Ayling	Director (1) (2) (3)	1993*	57	Dyson Limited Holidaybreak plc

George Culmer	Chief Financial Officer (4)	2004=	41	None
Noel Harwerth	Director (3)	2004+	57	International Tax and Investment Center Sumitomo Mitsui Banking Corporation Europe Limited Tube Lines Limited Metronet Rail BCV Limited Metronet SSL Limited

Andrew Haste	Group Chief Executive Officer (4)	2003#	42	None

Edward Lea	Director (2) (3)	2003~	62	Redbourn Group plc IDC Plugs Limited MacIntyre Care (charity)

Malcolm Le May	Director (2)	2004+	46	Integrum Management Consultants Limited The Preventative Health Company Limited

John Maxwell	Director (1) (2) (3)	2003~	59	Provident Financial plc The Big Food Group plc Parity Group plc Institute of Advanced Motorists Governor of Royal Ballet School

(1)	Member of Nomination Committee.
(2)	Member of Remuneration Committee.
(3)	Member of Audit & Compliance Committee.
(4)	Executive Director.
*	Director of Sun Alliance Group plc prior to the merger.
[6]	Appointed as director on January 9, 2003 and as Chairman on March 17, 2003.
#	Appointed on April 2, 2003.
~	Appointed on July 10, 2003.
+	Appointed on March 30, 2004.
=	Appointed on May 1, 2004.

During the year ended December 31, 2003, John Baker, Nicholas Barber and Carole St. Mark left the Board on September 30, 2003. Stephen Hill and Susan Hooper both retired from the Board on March 30, 2004 and Julian Hance retired from the Board on April 2, 2004.

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

Back to Contents

Our current Executive Committee, other than the executive directors who are named above, is as follows:

Additional Executive Officers	Position	Executive Officer Since

Duncan Boyle	Chief Executive, U.K.	2002
Jens-Erik Christensen	Chief Executive, Scandinavia	1998
Rick Hudson	Group Director, Risk	1998
Richard Emmott	Group Director, Corporate Communications	2003
Antony Latham	Group Director, Global Relationships	2004*
Simon Lee	Chief Executive, International Business	2003
Neil Macmillan	Group Chief Auditor	2004*
Jan Miller	Group Company Secretary	1989†
Andrew Nelson	Group Director, Strategic Change and IS	2003
John Tighe	Chief Executive, USA	2003
Paul Whittaker	Group Director, Human Resources	2003

*	Appointed January 2004.
†	Group Finance Controller of Royal Insurance Holdings plc prior to the merger.

Compensation Policy

A Remuneration Committee made up of independent non-executive directors determines the level and make up of compensation for the executive directors and certain senior executives. The Remuneration Committee has as its objective the development of reward policies to support the Group business strategy, align the remuneration of the directors and senior managers with shareholder interests and promote a high performance culture.

The strategy aims to ensure that:

•	the Group is able to attract and retain high caliber people by offering competitive total rewards in all of the markets in which it operates;

•	a high proportion of the overall package of its senior executives is conditional on the achievement of business and financial objectives which deliver long term shareholder value; and

•	the Group operates remuneration policies and plans which are fully transparent to shareholders.

A substantial proportion of our revenues are earned outside the United Kingdom. The Remuneration Committee therefore takes careful account of international, as well as U.K., trends in compensation. The Remuneration Committee’s current policy is to relate base salaries to the mid-market pay levels of companies of comparable size and complexity, including both international financial services and other listed companies. We aim to encourage top quartile performance by means of short term and long term incentive schemes. The Remuneration Committee draws upon advice and survey data from specialist compensation consultants where necessary. In framing its policy, the Remuneration Committee has taken account of the relevant provisions of the Combined Code appended to the Listing Rules of the U.K. Listing Authority.

The Remuneration Committee annually reviews the individual salary, incentive and benefit levels of our executive directors and certain senior executives, having regard to individual responsibilities and performance, and taking account of pay and conditions throughout the Group.

Compensation for executives consists of four principal elements:

•	a base salary;

•	an annual bonus, based on the performance of the Group as a whole, the individual and, where appropriate, the applicable business unit;

•	participation in executive share option plans; and

•	pension plans and other benefits.

Back to Contents

Compensation

The table below presents total compensation for each of our directors, including those directors who resigned in 2003 or subsequently, and for our Executive Committee members as a group excluding our executive directors, for the year ended December 31, 2003.

Name	Salary and Fees	Allowances and Benefits	Bonuses	Total

	(£ in thousands)
Executive directors (1)
Julian Hance (2)	436	29	471	936
Andrew Haste (appointed April 2, 2003) (3) (4)	450	359	570	1,379
Non-executive directors (1)
Robert Ayling (5)	35	30	—	65
Stephen Hill	35	—	—	35
Susan Hooper	35	—	—	35
Edward Lea (appointed July 10, 2003)	19	—	—	19
John Maxwell (appointed July 10, 2003)	19	—	—	19
John Napier (appointed January 9, 2003)	210	—	—	210
Directors who left during 2003 (1)
John Baker (retired September 30, 2003)	53	—	—	53
Nicholas Barber (retired September 30, 2003)	34	—	—	34
Sir Patrick Gillam (retired March 31, 2003)	44	—	—	44
Robert Gunn (retired April 2, 2003) (6)	450	154	—	604
Carole St. Mark (retired September 30, 2003)	26	—	—	26
Executive Committee (as a Group)	2,096	474	440	3,010

(1)	Directors who were appointed or who left during the year were paid their base salary or fees pro rata.
(2)
Under pre existing contractual arrangements a retention and continuity bonus of £250,000 became payable to Julian Hance on December 31, 2003. He also received an annual performance bonus of £220,500 in respect of bonus year 2003. Additionally he received car benefits worth £25,000, medical benefits worth £500 and accommodation benefits worth £4,000.

(3)
Andrew Haste received an annual performance bonus of £570,000 in respect of bonus year 2003. His allowances include £224,000 as compensation for a bonus lost on leaving his prior employment, and a percentage of basic salary as a retirement allowance, paid monthly. The percentage rate of the retirement allowance increases each year from the month in which he attains the next age. During 2003, the rate of allowance was 24% and the amount paid was £108,000. Benefits do not include any provision for accommodation. Additionally he received car benefits worth £26,000 and medical benefits worth £1,000.

(4)	Andrew Haste’s salary was for nine months of the year, following his appointment in April 2003.
(5)	Robert Ayling received an allowance of £30,000 in 2003, which related to his additional work towards the successful IPO of Promina, the Group’s former businesses in Australia and New Zealand.
(6)
In accordance with the pre existing termination arrangements £150,000 of Robert Gunn’s 2003 salary, was payable prior to his resignation from the Board on April 2, 2003; the remaining £300,000 related to his employment with the Group until September 30, 2003. As an expatriate director Robert Gunn was provided with accommodation at a Group owned residential facility that was available also to other expatriates or visiting staff members. The value of this benefit was £134,000. He also received car benefits worth £14,000 and medical, life and disability benefits worth £6,000.

The aggregate compensation for our directors, including amounts received from subsidiaries and gains on exercise of share options, for the year ended December 31, 2003 was £3.5 million.

Base Salary

The Remuneration Committee believes that individual remuneration levels should be appropriate to the scale of responsibility and performance of each individual as well as being market competitive. In deciding appropriate levels the Committee’s policy is to relate base salaries to the mid market pay levels of companies of similar size and complexity operating in the U.K. and internationally in insurance and related financial services. Salaries are reviewed annually based on an assessment of personal performance and contribution and taking account of any significant movement in median salaries amongst the comparator group as well as the policy for salaries generally within the Group. In 2003 the overall salary increase budget was around 3.5%.

Back to Contents

Long Term Incentive Schemes

The Group currently offers a single long term incentive plan to executive directors and other senior executives and managers outside the United States, based on the phased award and vesting of executive share options, if specific performance criteria are met.

Under the current Executive Share Option Scheme (“ESOS”) scheme, executive directors and other senior managers participating in the ESOS scheme are entitled to an award of share options, the scale of which is directly related to an assessment by the Chairman and members of the Remuneration Committee of their personal performance and contribution to the successful implementation of the Group’s business and financial strategies. Awards of up to one times base salary per year – or more in exceptional cases – can be made, which vest in full if at the end of the third year following the year of grant, if the Group has achieved a net real rate of Return On Capital (“ROC”) of at least 6% per year when averaged over the period. One retest is allowed at the end of the fourth year following the year of grant, but if the performance criteria has not been met over the full four year period, the options lapse. This follows a change in the rules approved by shareholders in May 2003, prior to which the test could be repeated on an annual basis over the ten year life of the option.

Options granted between October 1996 and September 1998 were subject to the performance condition that the average Total Shareholder Return (“TSR”) of the Group must be equal to, or better than, the median of the companies in the FTSE 100 Index, over a consecutive period of three years between the third and tenth anniversary of grant.

No options are granted at an exercise price below market value on the date of grant. The ESOS scheme is funded through a combination of new issue and shares purchased in the market. Dilution levels are held strictly within ABI limits (10% over ten years for all schemes and 5% for executive schemes).

United States long term incentive plan

In 2000 shareholders approved an alternative share option scheme for United States Managers based on established United States market practice. Grants of options over American Depositary Shares (“ADSs”), equivalent to five ordinary shares in the Group, are made no more than twice a year, and are subject to a higher overall value ceiling than for United Kingdom directors and senior managers. Options vest incrementally between the first and seventh anniversary of grant proportionately to the achievement of a ROC by the United States operations over a one year period in excess of 6%. All outstanding options vest at the end of seven years.

Following the announcement in September 2003 of the restructuring of the U.S. businesses and the sale of renewal rights on most commercial lines business to the Travelers Corporation, the Committee exercised its discretion under the United States long term incentive plan to vary the performance conditions for future grants, so that the plan could be used as part of a retention program for key employees, to incentivize the achievement of financial, claims control and reinsurance recovery targets appropriate to the changed business objectives of the Group in the United States.

Share ownership guidelines

The executive directors and other senior executives participating in the Group long term incentive plans are currently required to build and to retain a minimum shareholding of Royal & Sun Alliance Insurance Group plc shares as the result of the exercise of their executive share options over a period of five years equal in value to at least one times their base salary.

New Group Chief Executive

The Group can in exceptional circumstances grant options in excess of the normal limits under the long term incentive scheme provided that any grant in excess of the four times salary limit under our executive share option scheme, or ESOS, rules is funded by way of market purchased shares. After due consideration, and taking external advice from remuneration consultants, the Board agreed that Andrew Haste should, on joining the Group, receive an initial grant of executive share options of three times his base salary and in August 2003 a further grant equal to two times his base salary. The amount of grant in excess of the limits under the ESOS was funded by way of market purchased shares. These options are subject to the rules and performance conditions of the ESOS scheme applicable at the time of grant.

Back to Contents

Pension Benefits

Non-executive directors are not entitled to any pension benefits. The tables below present the pension benefits earned by each of the executive directors as participants in our defined benefit schemes as of December 31, 2003. The total amount set aside by the Group and its subsidiaries to provide pension benefits for the Executive Committee members as a group, other than our executive directors, was £367,000.

Name	Change in accrued pension in year	Total accrued pension at December 31, 2003	Transfer value of total accrued pension at December 31, 2003	Transfer value of total accrued pension at December 31, 2002	Difference in transfer values less member’s contributions (1)
	£	£	£	£	£

Julian Hance (retired April 2, 2004) (2) (5) (11)	15,168	159,252	1,424,700	1,420,656	4,044
Andrew Haste (appointed April 2, 2003) (2) (6) (7) (10)	1,239	1,239	8,906	—	5,194
Directors who left during 2003
Robert Gunn (retired April 2, 2003) (3) (4) (9)	31,269	486,155	6,629,406	4,636,595	1,531,158

(1)
The difference in transfer values reflects the difference between the two transfer values calculated using relevant information on the respective dates and is not necessarily the actuarial increase of the underlying pension. For Robert Gunn the figures are also impacted by movements in exchange rates.

(2)
The accrued pension figures shown are the annual amounts of member’s pension payable from normal retirement age. Increases to pensions when in payment are applied in accordance with the relevant scheme rules or on the same discretionary basis as applies to the membership of the relevant scheme as a whole. On the death of the member leaving a surviving spouse and/or children, spouses and/or children’s pensions are payable in accordance with scheme rules.

(3)
Robert Gunn is a member of a Canadian pension scheme whose benefits are denominated in Canadian dollars. The figures shown in sterling have been calculated by taking the appropriate Canadian figure and converting this into sterling at the exchange rate at December 31, 2003 or December 31, 2002 as applicable.

(4)
For Robert Gunn the increase in his accrued pension during the year, excluding the effects of inflation, was £18,532 per year. The increase in his early retirement pension, excluding the effects of inflation, was £55,942 and the transfer value in respect of this was £762,848 at December 31, 2003.

(5)
For Julian Hance the increase in his accrued pension during the year, excluding the effects of inflation, was £11,133 per year and the transfer value in respect of this was £99,250 at December 31, 2003.

(6)
As Andrew Haste joined on April 2, 2003, inflation on previously accrued benefits does not arise and the increase in his accrued pension excluding the effects of inflation and the transfer value thereof are the same as stated in the table above.

(7)
Andrew Haste is required to contribute to the scheme. Messrs Gunn and Hance are not required to contribute to the schemes and, with the exception of Robert Gunn, they all have the option of paying Additional Voluntary Contributions (“AVCs”). Neither the voluntary contribution nor the resulting benefits are included in the table.

(8)	Transfer values have been calculated in accordance with the guidance note GN11 published by the U.K. Institute of Actuaries and Faculty of Actuaries.
(9)
Following the appointment of Andrew Haste as Group Chief Executive on April 2, 2003, Robert Gunn stepped down from the Board and retired from the Group on September 30, 2003 at which date, under the rules of the schemes, he would have been entitled to an early retirement pension of £448,097 per year but he was granted a pension of £486,155 per year shown in the table above. Of the transfer value shown in the table £518,969 relates to the additional early retirement pension he was granted over the early retirement pension ordinarily available. Between his retirement date and December 31, 2003, he received pension payments amounting to £81,026, of which £6,343 relates to the additional early retirement pension he was granted. The transfer values shown at December 31, 2003 and the increases in transfer values do not include these payments.

(10)	The benefits shown above in respect of Andrew Haste relate to his membership of a defined benefit pension scheme up to the earnings cap.
(11)
Julian Hance left the Group in April 2004. At that time, and based on his current pensionable remuneration, he was entitled to a pension from his normal retirement age (62) of £161,700 per year, which is an increase of £2,448 per year over the total accrued pension at December 31, 2003 shown in the table above. The pension will be revalued between his date of leaving and normal retirement age in accordance with scheme rules. The pension could commence earlier than normal retirement age, and if so, would normally be subject to an actuarial reduction, but as part of his severance terms, he is to be allowed to take the pension from age 50 without the application of any actuarial reduction. The transfer value at his date of leaving, allowing the early retirement from age 50 on an unreduced basis, and using the transfer value basis in force at December 31, 2003, is £3,261,600 and the difference between this and the transfer value at December 31, 2003 is £1,836,900. Of this amount, £1,792,000 relates to the value of being able to take the pension at age 50 on an unreduced basis compared with the value of the pension ordinarily available from normal retirement age.

Back to Contents

Other Benefits

In addition, the executive directors participate in a number of benefits available to other executive and senior managers including life assurance at the rate of four times base salary, permanent health and private medical insurance, and participation in the Royal & Sun Alliance International Sharesave (SAYE) Plan. They also have a choice between a company car and a monthly cash car allowance.

Service Contracts

The Remuneration Committee’s policy on executive directors’ service contracts is that they should contain a maximum notice period of one year. However, in the event of termination on performance grounds the Committee’s policy in all cases would be to seek and apply mitigation, including the phasing of any severance payments.

Andrew Haste’s service contract commenced on April 2, 2003 and continues until terminated by the Company or by Andrew Haste on 12 months’ notice. Exceptionally, when Andrew Haste was appointed Group Chief Executive, the Remuneration Committee agreed that, in the event of termination other than on grounds of gross misconduct, he would be entitled, within the first three years following his appointment or within two years of a change in control occurring before the third anniversary of his appointment, to liquidated damages equal to one year’s base salary, the average of any annual bonuses paid during the previous two years and one year’s pension contributions and other taxable benefits.

Julian Hance’s service contract commenced on April 1, 1997 and, had he not given six months’ notice, would also have continued and been terminable by the Company on 12 months’ notice.

Robert Gunn was employed under a Canadian employment agreement, dated May 2, 1973, that did not provide for notice. Termination provisions were a matter for mutual agreement in the context of Canadian employment law and practice.

Non-Executive Directors

Until 2003, directors appointed to non-executive roles did not have service agreements. Non-executive directors are not entitled to bonus payments or pension arrangements, nor do they participate in the Group’s long term incentive plans.

Under the Group’s Articles of Association, the remuneration paid to non-executive directors is determined by the Board, within limits set by shareholders. The fee for 2003 was £35,000 per annum, with an additional fee of £10,000 per annum for chairing the Audit & Compliance or Remuneration committees. With the exception of the Chairman, non-executive directors’ fees have remained unchanged for four years.

John Napier’s letter of appointment was effective from January 9, 2003 and is for an initial period of three years. It may be terminated earlier by the Chairman on three months’ notice to the Group. While he was a non-executive director, his fees were £60,000 per year pro rata. From March 17, 2003, when he took over as Chairman, the fee payable to John Napier has been at the rate of £250,000 per year. This figure was agreed by the Board, having taken advice from the Group’s independent remuneration consultants that it was comparable to that paid for similar appointments in international and financial services companies.

Edward Lea and John Maxwell both have letters of appointment which are effective from July 10, 2003, and request one month’s notice should they wish to resign.

Back to Contents

Employees

The average number of employees of the Group during each of the years set forth below was as follows:

	Average number for the year ended December 31,
	2003	2002	2001

United Kingdom	17,017	21,574	22,823
Scandinavia	7,857	7,947	6,986
United States	5,226	6,727	7,017
Canada	2,568	2,782	2,993
International	4,450	5,614	6,019
Australia and New Zealand	2,039	5,835	5,085

Total	39,157	50,479	50,923

Options to Purchase Securities from Registrant or Subsidiaries

In 1999, our shareholders at the annual general meeting approved the introduction of a new ESOS. This followed a detailed review by our Remuneration Committee into the effectiveness of our ESOS.

Awards of executive share options are targeted to reward and encourage high performance. Our executive directors and other senior executives are eligible to receive bi-annual grants of options in an amount of ordinary shares calculated by reference to personal performance and potential. When that level of options exceeds four times salary, these grants are funded by way of ordinary shares purchased in the market and retained in a trust. All participants are encouraged to build up a shareholding. Shareholding guidelines apply to all participants. Our executive directors and members of the Executive Committee are required to build and retain a minimum shareholding of ordinary shares equivalent to at least one times their current salary. In order to ensure that the shareholding is accumulated over time, these executives are required to retain a proportion of the after tax gain under all executive schemes as shares.

Grants of executive share options made since 1998 were made subject to a performance condition that they could not be exercised unless we delivered a net return on capital which exceeded inflation by an annual average of at least 6% over a three year period. The performance condition is subject to annual review by the Remuneration Committee. Executive share options granted between 1996 and 1997 were subject to the performance condition that average total shareholder return must at least equal the median of the FTSE 100 companies for a period of three years prior to exercise. Total shareholder return is based upon share price and cumulative dividends.

In 2000 the Royal & Sun Alliance Insurance Group plc Equity Incentive Scheme for U.S. Employees (the “Equity Incentive Scheme”) was approved by the Remuneration Committee. Under the Equity Incentive Scheme, options may be issued to purchase ADSs. At the 2001 annual general meeting the Equity Incentive Scheme was approved by the Company’s shareholders permitting options granted under the Equity Incentive Scheme to be satisfied by ADSs funded by newly issued shares. Vested options granted under the Equity Incentive Scheme are normally exercisable up to ten years from the date of grant. Options granted prior to October 2003 do not vest until year seven unless performance conditions relating to the Group’s U.S. operation’s return on capital targets are met. Options will vest at a rate of 25% per year for each year in which the U.S. operation’s return on capital exceeds 6%, at a rate of 30% per year for each year in which the U.S. operation’s return on capital exceeds 8% and at a rate of 40% per year for each year in which the U.S. operation’s return on capital exceeds 10%. Options granted since October 2003 are subject to a time-based vesting schedule. 20% of the award vests on the second anniversary of the date of grant, a further 20% vests on the third anniversary of the date of grant and a further 20% vests on the fourth anniversary of the date of grant. Vesting thereafter is at the discretion of the Remuneration Committee but would normally be triggered by job elimination as part of the restructuring of our US business. Participants are required to build and retain a minimum holding of shares relative to their salary.

In addition to the Equity Incentive Scheme, there are two other employee benefit plans pursuant to which employees of the Group’s U.S. operations can acquire ADSs. The Royal & Sun Alliance 401(k) Account (the

Back to Contents

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

In May 2004 a Share Matching Plan was approved by shareholders of the Group. Grants to selected senior executives globally will be made under this plan in 2004 and 2005 at the discretion of the Remuneration Committee. The plan provides for two types of award:

1.
Deferred Share Awards: each year a participant may receive an award over ordinary shares worth up to 33% of the cash bonus received by a participant in that year. These awards become exercisable three years from grant.

2.
Matching Share Awards: each participant may receive a Matching Share Award in respect of a maximum of three times the number of shares subject to the Deferred Share Award. Matching Share Awards are subject to total shareholder return performance conditions, measured relative to the FTSE 100 excluding investment trusts and a Financial Services Peer Group of companies. Performance is measured over a two year period. To the extent that performance conditions are met, awards are exercisable three years from grant.

In the United States this plan operates over notional ADSs. Awards are made in cash (subject to tax withholding) three years from grant.

As of May 28, 2004, our employees held options under the Savings Related Share Option Schemes, or SAYE, exercisable within 6 months after maturity, to subscribe for 29,006,794 ordinary shares at prices ranging between 66p and 354p per share.

As of May 28, 2004, our employees also held options under the ESOS, potentially exercisable between three and ten years after grant, to subscribe for 47,604,125 ordinary shares at prices ranging between 58.96p and 444.88p per share.

As of May 28, 2004, our employees also held options under the Equity Incentive Scheme, potentially exercisable between one and ten years after grant, to subscribe for 10,825,950 ordinary shares at prices ranging between 92.4p and 439.38p per share.

Back to Contents

The table below presents changes in option holdings of our Executive Committee members, including our executive directors, during the year ended December 31, 2003.

Name	Plan	Options held at January 1, 2003 or on appointment	Options granted during the period	Adjustment following Rights Issue	Options exercised during the period	Options lapsed during the period	Exercise price	Market price at date of exercise	Gains on exercise	Options held at December 31, 2003 (1)

							p	p	£
Executive directors:
George Culmer	ESOS	—	—	—	—	—	—	—	—	—
	SAYE	—	—	—	—	—	—	—	—	—
Robert Gunn	ESOS	385,649	—	—	—	—	—	—	—	385,649
	SAYE	875	—	—	—	—	—	—	—	875
Julian Hance	ESOS	419,090	40,000	109,302	—	—	—	—	—	568,392
	SAYE	3,683	—	208	—	2,808	—	—	—	1,083
Andrew Haste	ESOS	—	3,764,454	587,162	—	—	—	—	—	4,351,616
	SAYE	—	5,917	—	—	—	—	—	—	5,917
Executive officers:
Duncan Boyle	ESOS	258,171	150,000	73,369	—	—	—	—	—	481,540
	SAYE	4,661	—	1,109	—	—	—	—	—	5,770
Jens-Erik Christensen	ESOS	327,967	111,000	86,655	—	—	—	—	—	525,622
	SAYE	1,522	5,913	—	—	1,522	—	—	—	5,913
Richard Emmott	ESOS	—	86,580	—	—	—	—	—	—	86,580
	SAYE	—	—	—	—	—	—	—	—	—
Rick Hudson	ESOS	200,168	86,000	55,037	—	—	—	—	—	341,205
	SAYE	3,126	5,917	362	—	1,604	—	—	—	7,801
Anthony Latham	ESOS	237,109	67,000	61,211	—	—	—	—	—	365,320
	SAYE	1,522	—	362	—	—	—	—	—	1,884
Simon Lee	ESOS	—	291,431	39,618	—	—	—	—	—	331,049
	SAYE	—	5,917	—	—	—	—	—	—	5,917
Neil MacMillan	ESOS	—	5,000	1,190	—	—	—	—	—	6,190
	SAYE	—	3,444	—	—	3,444	—	—	—	—
Jan Miller	ESOS	169,549	35,000	43,935	—	—	—	—	—	248,484
	SAYE	4,499	—	1,070	—	—	—	—	—	5,569
Andrew Nelson	ESOS	—	251,643	33,717	—	—	—	—	—	285,360
	SAYE	—	—	—	—	—	—	—	—	—
John Tighe	ESOS	344,145	333,450	101,807	—	—	—	—	—	779,402
	SAYE	—	—	—	—	—	—	—	—	—
Paul Whittaker	ESOS	—	384,950	36,246	—	—	—	—	—	421,196
	SAYE	—	3,444	—	—	—	—	—	—	3,444

(1)	Or on leaving as a director if left before December 31, 2003.

Back to Contents

The table below presents options to acquire ordinary shares held by our Executive Committee members, including our executive directors, as of May 28, 2004 as a result of executive and savings related share option plans.

	Number of ordinary shares underlying options	Weighted average exercise price (1)(2)	Dates exercisable (3)

Name			From	To

		p
Executive Directors:
George Culmer	—	—	—	—
Andrew Haste	4,357,533	68.9	02/04/07	10/15/13
Executive Officers:
Duncan Boyle	487,310	271.7	09/10/00	10/15/13
Jens-Erik Christensen	531,535	294.3	09/15/01	10/15/13
Richard Emmott	86,580	92.4	10/16/06	10/15/13
Rick Hudson	349,006	276.0	09/10/00	10/15/13
Anthony Latham	367,204	288.1	04/13/98	10/15/13
Simon Lee	336,966	105.3	10/16/06	10/15/13
Neil Macmillan	14,110	101.9	06/04/06	10/15/13
Jan Miller	254,053	280.7	06/02/97	10/16/13
Andrew Nelson	285,360	105.7	06/04/06	10/16/13
John Tighe	779,402	247.5	12/12/03	10/16/13
Paul Whittaker	424,640	101.9	06/04/06	10/16/13

(1)
Options granted in April 2003, June 2003 and October 2003 under the ESOS were granted at option prices of 58.96p, 114.05p and 92.4p respectively, which was not less than the average of middle-market quotations for the shares of the Group on the five business days prior to the date of grant. The grants in April and June were originally made at 73p and 141.20p respectively being the option prices prior to adjustment for the rights issue.

(2)
The official closing middle-market price at its highest during 2003 was 159.25p per share (adjusted to 128.63p for the Rights Issue) and at its lowest was 56.25p per share (adjusted to 45.43p per share for the rights issue). On the last dealing day of the year, the official closing middle-market price was 88.25p per share. The official closing middle-market price on May 28, 2004 was 81.0p per share.

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

No other Executive Committee members and directors held options as of May 28, 2004.

Full details of all directors’ shareholdings and options to subscribe for shares are recorded in the Group’s Register of Directors’ Interests which is open to inspection in accordance with the provisions of the Companies Act 1985.

Back to Contents

Shareholdings

The table below presents the number of ordinary shares held by each of our directors and our Executive Committee members.

	Shares held at January 1,		Shares held at December 31,		Shares held at May 28,
Name	2003	(1)	2003	(2)	2004	(3)

Directors:
Robert Ayling	545		1,090		1,090
George Culmer	—		—		—
Noel Harwerth	—		—		—
Andrew Haste (5)	25,000		50,578		182,156
Edward Lea	6,550		13,100		13,100
Malcolm Le May	—		—		—
John Maxwell	—		138,300		138,300
John Napier	—		260,000		260,000
Former Directors:
John Baker	4,218		21,083		21,083
Nicholas Barber	6,667		16,467		16,467
Sir Patrick Gillam	11,260		11,260		11,260
Robert Gunn (4)	67,735		67,735		67,735
Julian Hance (5)	30,227		60,454		60,454
Stephen Hill	—		—		—
Susan Hooper	—		7,414		7,414
Carole St. Mark	6,501		6,501		6,501
Executive Officers: (5) (6)
Duncan Boyle	7,317		14,634		14,634
Jens-Erik Christensen	3,484		—		—
Richard Emmott	—		—		—
Rick Hudson	33,910		65,769		65,769
Anthony Latham	4,326		8,652		8,652
Simon Lee	—		—		—
Neil Macmillan	—		2,000		2,000
Jan Miller	89,394		91,345		91,345
Andrew Nelson	—		50,000		50,000
John Tighe	—		—		—
Paul Whittaker	—		4,000		4,000

(1)	Or on appointment as a director or officer if appointed after January 1, 2003.
(2)	Or on leaving as a director or officer if left before December 31, 2003.
(3)	Or on leaving as a director or officer if left before May 28, 2004.
(4)
In addition to the interests shown above, Robert Gunn and Julian Hance had a beneficial interest as at the date of their respective resignations in 697,200 and 3,038,894 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust No 2 respectively.

(5)
In addition to the interests shown above, the directors and officers indicated, in common with our employees, had a beneficial interest as of December 31, 2003 or on date of appointment if subsequent in 3,038,894 ordinary shares of 27.5p each and as of May 28, 2004 in 3,038,894 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust No 2.

(6)
In addition to the interests shown above all of the officers indicated, in common with our employees, had a beneficial interest as of December 31, 2003 in 12,371,801 ordinary shares of 27.5p each and as of May 28, 2004 in 12,371,475 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are not directly or indirectly owned or controlled by any other corporation or any government.

The table below sets forth the total amount of ordinary shares owned by holders of more than 3% of our shares as well as by our directors and our Executive Committee members as a group as of May 28, 2004, including ordinary shares evidenced by American Depositary Shares, or ADSs.

Title of Class	Identity of Person or Group	Number Owned	Percent of Class

Ordinary shares	FMR Corp. and Fidelity International Limited	227,221,991	7.89%
Ordinary shares	Brandes Investment Partners	202,520,738	7.03%
Ordinary shares	Legal & General plc	110,012,192	3.82%
Ordinary shares	Directors and Executive Committee members as a group (19 persons)	831,046	0.28%

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements”.

Significant Changes

Except as otherwise disclosed in this annual report, there has been no significant change in our financial position since December 31, 2003.

Legal Proceedings

Litigation and arbitration may affect various companies in our Group as insurers, employers and taxpayers in the normal course of their business. While the ultimate outcome of these proceedings cannot be predicted with certainty, we do not believe that any pending proceedings will have a material adverse effect on our results of operations or financial position.

Student Finance Corporation

In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post-secondary trade schools, primarily truckdriving schools. At December 31, 2003 the loan portfolio had a face value of approximately $501 million. In mid- 2002, Royal Indemnity Company, a U.S. subsidiary (“Royal Indemnity”), filed lawsuits in Texas state court, seeking, among other things, rescission of these policies in response to a systematic pattern of alleged fraud, misrepresentation and cover-up by various parties, which among other things concealed the loan default rate. Since Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suits is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (“MBIA”) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies.

Back to Contents

Plaintiffs in the Delaware Federal Court actions are Wells Fargo Bank Minnesota, NA (“Wells Fargo”) in its capacity as trustee of a number of securitizations that were collateralized by student loans, and MBIA, which insured the obligations issued through these securitizations, and PNC Bank and Wilmington Trust, both of which provided interim financing prior to securitization. These actions are all pending in US District Court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgment.

On September 30, 2003, the Court granted summary judgment to MBIA and Wells Fargo. The Court then entered a Judgement on October 10, 2003, which was superseded by a corrected Judgement entered on October 27, 2003. Royal Indemnity filed its Notice of Appeal from the Judgement on October 29, 2003. On March 26, 2004, the Court granted summary judgment on similar terms to PNC Bank and Wilmington Trust. Royal Indemnity will appeal this ruling as well.

Calculated through March 31, 2004, the total amounts awarded by the foregoing summary judgments was approximately $507 million consisting of $367 million to MBIA and Wells Fargo, $126 million to PNC Bank, and $14 million to Wilmington Trust.

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced by the extent of reinsurance available to the Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. To that end, Royal Indemnity filed recovery actions on January 21, 2004 and February 9, 2004, in Federal Court in Kentucky and Tennessee against Franklin Trucking School entities and the CDI/TDI Trucking School entities, respectively. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programs and/or reserves, if any, among other factors, will be resolved in favor of Royal Indemnity.

Based on current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that there will be no material adverse effect on the Group’s financial position.

World Trade Center

The World Trade Center (“WTC”) claims are subject to litigation in the US District Court for the Southern District of New York. Royal Indemnity bound coverage at different levels in the $3.55 billion coverage structure put in place just prior to the closing in which Silverstein Properties, et al, leased the WTC from the NY-NJ Port Authority. Shortly thereafter, the September 11, 2001, terrorist attack occurred. On September 26, 2003, the Second Court of Appeals affirmed the District Court’s single occurrence ruling as to one layer of Royal Indemnity’s exposure which was bound by the U.S.’s Risk Managed and Global unit under the Willis Property Endorsement (the “WilProp form”). We have already paid $50 million on that contract.

Royal Indemnity also has three additional layers underwritten by Royal Speciality Underwriting, Inc. (“RSUI”), a different U.S. business unit, that have not been determined as to the number of occurrences. The limits of the remaining layers total approximately $128 million. Of the RSUI-bound layers, losses totaling approximately $3 million, have been paid on a single ocurrence basis. The upper layer bound by RSUI, with a limit of $125 million is unpaid pending resolution of occurrence and damages issues through the pending litigation. The final losses may be different from the current estimate due to the uncertainties associated with litigation. Litigation will be in three phases. The first phase is a jury trial to determine which of the numerous carriers participating in the WTC coverage structure were bound to coverage under the WilProp form. Those found to have been bound under the WilProp form will be subject to a single occurrence for limits purposes as a matter of law. Those found to have been bound on a basis other than WilProp will be subject to a second hearing at which a fresh jury will determine whether the applicable “occurrence” definition results in one or two occurrences for limits purposes. The third and final phase relates to damages. It will be a non-jury appraisal proceeding before a panel of professionals selected by the parties.

The first phase began on February 9, 2004. On April 29, 2004, the phase one jury found that the RSUI binder was not governed by the WilProp form. The Group continues to assert the events of September 11, 2001 constitute a single occurrence with respect to the layers bound by RSUI and will be litigating that issue in the phase two trial. No date has been set for the second and third phases of the trial.

Back to Contents

Depending on the outcome of the litigation, valuation, and damage apportionment between the two buildings, the policies underwritten by RSUI could be exposed, a second time, to the remaining aggregate coverage limits. The ultimate loss to Royal Indemnity may also be lower than its recorded loss as of December 31, 2003 depending on the outcome of the litigation, valuation, and apportionment. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Dividend Policy

See “Item 3—Key Information—Dividends”.

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

The table below sets forth the highest and lowest middle-market quotations for our ordinary shares as derived from the Official List of the U.K. Listing Authority and the closing price of the London Stock Exchange for the periods indicated and have been restated for the rights issue that was completed on October 16, 2003.

	Price per Ordinary Share pence
	High	Low

1999	502.52	287.54
2000	466.04	242.31
2001	462.81	226.15
First Quarter	462.81	351.75
Second Quarter	432.12	364.27
Third Quarter	432.12	226.15
Fourth Quarter	336.81	256.04
2002	337.62	70.67
First Quarter	337.62	210.81
Second Quarter	263.31	188.19
Third Quarter	198.29	75.92
Fourth Quarter	120.35	70.67
2003	128.63	45.43
First Quarter	103.38	45.43
Second Quarter	117.92	58.56
Third Quarter	128.63	80.75
Fourth Quarter	96.25	80.00
December	88.25	80.00
2004 (through May 28, 2004)	109.25	72.50
First Quarter	109.25	81.00
Second Quarter (through May 28, 2004)	87.50	72.50
January	98.50	87.50
February	109.25	94.25
March	108.50	81.00
April	87.50	80.25
May (through May 28, 2004)	81.00	72.50

On May 28, 2004, the last reported sale price for the ordinary shares on the London Stock Exchange was 81.00p.

Back to Contents

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

The table below sets forth the reported high and low closing prices of our ADSs on the OTC and the NYSE, as applicable, for the periods indicated.

	Price per ADS $
	High	Low

1999	49.77	32.25
2000	43.00	26.75
2001	38.55	25.60
First Quarter	38.55	35.00
Second Quarter	37.30	33.10
Third Quarter	35.85	25.60
Fourth Quarter	29.21	27.75
2002	23.80	7.67
First Quarter	23.80	19.20
Second Quarter	22.75	18.72
Third Quarter	13.99	7.67
Fourth Quarter	11.35	9.00
2003	12.24	5.48
First Quarter	8.40	5.48
Second Quarter	11.76	8.68
Third Quarter	12.24	8.13
Fourth Quarter	8.05	7.06
December	8.05	7.06
2004 (through May 28, 2004)	10.37	6.59
First Quarter	10.37	7.66
Second Quarter (through May 28, 2004)	8.04	6.59
January	9.10	7.93
February	10.37	8.77
March	10.11	7.66
April	8.04	7.15
May (through May 28, 2004)	7.55	6.59

On May 28, 2004 the last reported sale price for the ADSs on the NYSE was $7.55.

United States Shareholders

Based on information from registrars and custodians, we estimate that United States shareholders held approximately 426,465,765 ordinary shares representing approximately 29% of our issued and outstanding ordinary shares as of May 28, 2004. As of May 28, 2004, 67,438,630 ordinary shares were held through 13,487,726 ADRs.

The number of record holders in the United States of our ordinary shares was approximately 152 as of May 28, 2004. The number of record holders in the United States of our ADRs was 34 as of May 28, 2004.

Back to Contents

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

A discussion of our Memorandum and Articles of Association is incorporated by reference to our registration statement on Form 20-F filed on October 12, 2000 and our annual report on Form 20-F filed on June 28, 2001. Our shareholders adopted new Articles of Association in May 2004 and the principal changes are set forth below.

Appointment and delivery of Proxies

As a result of the introduction of the CREST electronic proxy service in the United Kingdom in January 2003, changes have been made to our relevant articles, by way of clarification, in order to continue to allow the submission of proxies by means of the CREST system for those of our shareholders who hold their shares in uncertificated form.

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

For purposes of this discussion, a “U.S. Holder” includes any beneficial owner of ordinary shares or ADRs that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, that is created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust subject to the primary supervision of a United States court and the control of one or more “US Persons” (within the meaning of the Internal Revenue Code, as defined below).

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

This summary is intended only as a descriptive summary and does not purport to address all potential tax consequences of the ownership of ordinary shares or ADRs, and does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, certain insurance companies, broker-

Back to Contents

dealers, partnerships, regulated investment companies, investors subject to the alternative minimum tax, investors that actually or constructively own 10% or more of our voting securities, investors that hold ordinary shares or ADRs as part of a straddle or hedging or conversion transaction, or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules. In addition, this summary deals only with investors that hold ordinary shares or ADRs as capital assets. Both U.S. Holders and non-U.S. Holders should consult their own advisors as to the tax consequences to them of ownership of the ordinary shares or ADRs.

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

In addition, the Treasury Department has determined that the U.S.-United Kingdom income tax treaty as currently in effect meets the requirements of the qualifying treaty test. However, the legislative history of the legislation enacting the 15% tax rate on dividends suggests that a company will be treated as “eligible for benefits of a comprehensive income tax treaty” only if “it would qualify for the benefits of the treaty with respect to substantially all of its income in the taxable year in which the dividend is paid.” The meaning of this legislative history is unclear. Thus, if we are not a “qualified foreign corporation” under the U.S. stock exchange test, there is some uncertainty concerning whether we would be a “qualified foreign corporation” under the qualifying treaty test.

Certain restrictions apply to the ability of an individual U.S. Holder to benefit from the lower rates. For example, the lower rates are only available to such an individual if such individual (i) holds stock for more than 61 days during the 121-day period beginning on the date that is 60 days before the date on which the share becomes ex-dividend (disregarding any period during which the U.S. Holder has diminished the risk of loss with respect to such stock (for example, by holding an option to sell such stock)), and (ii) is not under an obligation to make related payments with respect to positions in substantially similar or related property.

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

Under the New Convention U.S. Holders are no longer entitled to claim a foreign tax credit in respect of any dividends paid (other than the deemed paid credit to which 10% corporate shareholders are entitled) because the New Convention eliminates the deemed withholding tax on dividends.

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

Back to Contents

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

U.S. Information Reporting and Backup Withholding

A U.S. Holder generally will be subject to information reporting with respect to dividends paid on, or proceeds from the sale or other disposition of, an ordinary share or ADR unless the U.S. Holder is a corporation or comes within another category of exempt recipients. If it is not exempt, a U.S. Holder may be subject to backup withholding at the appropriate rate (currently 28%) with respect to dividends or proceeds from the sale or disposition of an ordinary share or ADR unless a taxpayer identification number is provided and the other applicable requirements of the backup withholding rules are complied with. Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds this liability, provided that the required information is furnished to the Internal Revenue Service.

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

Back to Contents

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

Back to Contents

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

•
Long term (life) business (excluding unit-linked (separate account) business). We and, in the case of with-profit (participating) business, the policyholders bear the risks attributable to the investment portfolios supporting the long term (life) business reserves. Risks attributable to policyholders are managed with a view to ensuring that risks are acceptable taking account of the potential rewards and that policyholders’ reasonable expectations will be met. Market changes affecting the underlying investments, in the case of with- profit (participating) business, will have a direct impact on the fund for future appropriations (“FFA”). The FFA is used to fund future bonuses allocated to policyholders (through an increase in the sum assured) on with-profit (participating) business and transfers to shareholders out of the long term funds (reported as a profit). The basis for allocating the payouts to policyholders and shareholders is discussed in the notes to our consolidated financial statements. In addition, a sustained decline in interest rates could increase actuarially determined long term (life) business provisions for guaranteed benefits where the implied interest rates used to determine these liabilities are greater than yields on assets backing such liabilities. We believe our ultimate exposure for such liabilities is reduced as we have the ability to manage future bonus/profit payouts. We also manage the exposure through the matching of assets and liabilities by duration and through other hedging strategies.

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

Market risks are reduced by the diversification of our portfolio of financial instruments both by industry and by country/region. The diversification is shown in note 49G to our consolidated financial statements.

Interest Rate Risk

The fair value of our portfolio of fixed income securities is inversely correlated to changes in the market interest rates. Thus if interest rates fall the fair value of the portfolio would tend to rise and vice versa. Mortgage-backed securities representing 12% of our fixed income securities have a prepayment option that could subject us to reinvestment risk. In the event that interest rates decline and these securities are prepaid, we bear reinvestment risk as the funds would be reinvested in lower interest-bearing securities.

The fair value of our fixed income securities as of December 31, 2003 was £30,752 million and as of December 31, 2002 was £29,878 million. Using a sensitivity analysis, if interest rates were to rise by 100 basis points, the fair value of the fixed income securities would fall approximately £2,102 million, or 7%, in 2003, and £2,026 million, or 7%, in 2002.

At December 31, 2003 and December 31, 2002 we had entered into derivative contracts that would mitigate this risk. The amounts involved are not material.

Our dated loan capital, bonds and loans payable include borrowings that carry a fixed rate of interest. Using a sensitivity analysis, if interest rates were to rise by 100 basis points, the fair value of the borrowings would fall by approximately £51 million as of December 31, 2003, and by approximately £26 million as of December 31, 2002.

Our other assets carrying interest rate risk are not material.

Equity Risk

Our portfolio of equity securities is subject to equity price risk arising from market changes. Thus if the value of equities fall so will the fair value of our portfolio.

The fair value of our equity securities as of December 31, 2003 was £4,883 million and as of December 31, 2002 was £5,888 million. Using a sensitivity analysis, if world equity markets decreased by 15%, the fair value of the equity portfolio would fall approximately £732 million in 2003 and £883 million in 2002.

We enter into derivative futures contracts for the purpose of efficient portfolio management and the reduction of investment risk. In addition, we use derivative futures contracts as an efficient and cost effective way to increase and decrease exposure to selected asset classes and to individual markets. At December 31, 2003 there were no significant derivative futures contracts outstanding. The impact of these derivatives as of December 31, 2002 was to decrease the impact of the decline by £76 million.

We do not have material holdings of unquoted equities.

Property Market Risk

Our portfolio of properties is subject to property price risk arising from market changes. Thus if the value of property falls so will the fair value of the portfolio. The value of properties depends upon many factors, such as the state of the local economy, location, state of repair and market competition.

The fair value of properties that we held was £3,118 million as of December 31, 2003 and £2,975 million as of December 31, 2002. Of these total amounts, 75% was held in the United Kingdom in 2003 and 75% was

Back to Contents

held in the United Kingdom in 2002. Using a sensitivity analysis, if world property markets decreased by 15%, the fair value of our property portfolio would fall approximately £468 million in 2003 and £446 million in 2002.

As of December 31, 2003, we had not entered into any material derivative contracts which affect this risk.

Foreign Exchange Risk

We have operations in approximately 30 countries. Accordingly, our net assets may fluctuate as a result of foreign currency exchange rate movements. Our primary foreign currency exposures are to the U.S. dollar, Canadian dollar, Danish kroner and Australian dollar. If the value of the British pound strengthens then the value of non-British pound net assets will decline when consolidated. Details of the exchange rates used in connection with our consolidated financial statements as of December 31, 2003, 2002 and 2001 are presented in note 5 to our consolidated financial statements.

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

Using a sensitivity analysis, if major currencies decrease in value by 15% against the British pound then the fair value of investments held in foreign currencies would fall by £3,073 million as of December 31, 2003 and by £3,366 million as of December 31, 2002. This would to an extent be offset by a fall in liabilities.

As of December 31, 2003, we had entered into forward foreign exchange contracts to mitigate the effects of adverse exchange movements. These derivatives reduce the impact of the above fall in the fair value of investments by £227 million as of December 31, 2003 and £230 million as of December 31, 2002.

Back to Contents

Sensitivity Analysis

Change in Fair Value of Investments and Borrowings (1) As of December 31, 2003 and 2002

	Increase/(decrease)
Movements of markets	2003	2002

	(£ in millions)
Interest rate markets—increase in interest rates of 100 bps (2)
Impact on fixed interest securities	(2,102)	(2,026)
Impact on borrowings	51	26
Equity markets (3)
Decrease of equity markets of 15%	(732)	(883)
Effect arising from derivatives	—	76
Property markets (3)
Decrease of property markets of 15%	(468)	(446)
Currency markets (4)
Decrease of major currencies versus British pound of 15%	(3,073)	(3,366)
Effect arising from derivatives	227	230

(1)
This analysis assumes that there is no correlation between equity price, interest rate, property market and foreign currency exchange rate risks. It also assumes that all other assets and liabilities remain unchanged and that no management action is taken. This analysis does not represent management’s view of future market change.

(2)	The effect of interest rate movements is reflected as the effect of a one-time parallel shift up of interest rates on January 1, 2004 and January 1, 2003.
(3)
The effect of movements in equity and property markets is reflected as a one-time decrease of worldwide equity and property markets on January 1, 2004 and January 1, 2003 which results in a 15% decline in the value of our assets in these investment categories.

(4)	The effect of currency movements is reflected as a one-time decrease in the value of major currencies against the British pound on January 1, 2004 and January 1, 2003.

This analysis has not considered the impact of the above market changes on the valuation of our insurance liabilities. In addition, this analysis has not addressed the impact to the profit attributable to the shareholders. Under U.K. GAAP, fair value adjustments are included in both the property and casualty and long term (life) business technical accounts. However, the amount transferred to the shareholders, and reported as profit, specifically relating to the long term (life) operations is limited by the basis for which profit is released from the long term (life) business as determined by the actuary. These operations include the with-profit (participating) business operations. Consequently, not all movements in investments are reflected in the current year profit attributable to the shareholders. This information limits the ability of the analysis to accurately predict the impact of future market movements on fair values and future earnings..

Back to Contents

ITEM 15. CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(c)) as of December 31, 2003, have concluded that, as of such date our disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group, particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date the chief executive officer and chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Back to Contents

ITEM 16.

A.	Audit Committee Financial Expert

The members of the Audit Committee are all independent, non-executive members of the Board. The Board has determined that Mr. Edward Lea qualifies as the Audit Committee Financial Expert.

B.	Code of Ethics

Code of Ethics/Statement of Business Principles

Royal & Sun Alliance Insurance Group plc (‘the Group’) has adopted a Statement of Business Principles (the “Statement”) which sets out the policies and principles of conduct that apply to all directors, officers and employees of the Group who are expected to conduct the Group’s business with integrity and in compliance with the laws of the countries in which we operate. The Statement covers a number of important areas including employee health and safety laws and environmental laws; our commitment to fair treatment of all employees, ethical principles and lawful behaviour. The Statement also sets out some general principles that are important in dealing with suppliers, customers and government agencies.

The Statement details the fundamental beliefs that condition behaviour throughout the Group. The ethical principles within the Statement describe the appropriate standards of conduct that must apply across the Group. These ethical principles relate to customers, personal conduct, work environment, understanding the law and relations with the community, the environment, investments, communications, business relationships and economic priority.

A complete copy of the Statement can be viewed on our website www.royalsunalliance.com or a printed copy is available from the Company Secretary at the Group’s registered office.

The Group has also placed on its website www.royalsunalliance.com a general summary of the significant ways in which the Group’s corporate governance differs from that followed by domestic U.S. companies under the New York Stock Exchange’s listing rules.

C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees for professional audit and other services rendered by PricewaterhouseCoopers LLP in 2003 and 2002.

	Year Ended December 31
Auditors Remuneration	2003	2002

	(£ in thousands)
Audit fees (1)	4,586	5,315
Audit related fees	—	—
Tax fees (2)	2,623	2,553
All other fees (3)	7,653	6,344

Total fees	14,862	14,212

(1)	Audit fees includes work in connection with the filing of the Form 20-F and the U.K. Financial Services Authority return.
(2)	Tax fees include compliance services such as tax return preparation and advisory services such as consultation on tax matters, tax advice relating to transactions and other tax planning and advice.
(3)
Other fees includes due diligence services, the rights issue, internal control reviews, consultation concerning financial accounting and reporting standards and information systems implementation and design.

Our Audit Committee has adopted a policy regarding audit and non-audit services in consultation with its independent auditor PricewaterhouseCoopers LLP. This policy is designed to ensure the independence of our independent auditor by expressly setting forth all services that the independent auditor may not perform and reinforcing the principle of independence regardless of the type of work performed. The Audit Committee pre-approves the engagement terms and fees of PricewaterhouseCoopers LLP for all audit and non-audit services, including tax services, unless such pre-approval is not required under the Securities and Exchange Act of 1934. The Audit Committee pre-approved the engagement terms and fees of PricewaterhouseCoopers LLP for all services for the fiscal year ended December 31, 2003.

Back to Contents

PART III

ITEM 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. Notes 47 and 48 include a discussion of net income and shareholders’ equity based on U.S. GAAP, a reconciliation of these amounts to U.K. GAAP and condensed consolidated U.S. GAAP financial statements.

The following financial statements and financial statement schedules are filed as part of this annual report together with the report of the independent accountants:

Back to Contents

ITEM 19. EXHIBITS

1.1	Memorandum of Association of the Royal & Sun Alliance Insurance Group plc.†*
1.2	Articles of Association of the Royal and Sun Alliance Insurance Group plc.
2.1	Indenture relating to $500,000,000 8.95% Subordinated Guaranteed Bonds due October 15, 2029, among Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc, as guarantor and Citibank, N.A., as trustee, including the form of the 8.95% Subordinated Guaranteed Bonds.*
2.2	Form of 8.95% Subordinated Guaranteed Bonds due October 15, 2029 (included in Exhibit 2.1).*
2.3	Trust Deed relating to €200,000,000 6.875% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2019 and €300,000,000 Floating Rate Subordinated Guaranteed Bonds due 2019, dated October 15, 1999, between Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc, as guarantor and Citicorp Trustee Company Limited, as trustee.*
2.4	Form of 6.875% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2019 and Floating Rate Subordinated Guaranteed Bonds due 2019 (included in Exhibit 2.3).*
3.1	The Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme.*
3.2	Rules of the Royal & Sun Alliance 1996 Executive Share Option Scheme, as amended up to August 5, 1998.*
3.3	Rules of the Royal & Sun Alliance 1989 Executive Share Option Scheme, as amended up to August 7, 1996.*
3.4	Rules of the Royal & Sun Alliance 1989 Savings Related Share Option Scheme.*
3.5	Rules of the Royal Insurance Holdings 1988 Share Option Scheme.*
3.6	Rules of the Royal & Sun Alliance Insurance Group plc US Equity Incentive Scheme.†
3.7	Rules of the Royal & Sun Alliance Insurance Group plc US Employees’ Stock Purchase Plan.†
3.8	Rules of the Royal & Sun Alliance 401(k) Account.†
3.9	£1,600,000,000 Multicurrency Credit Facility Agreement, dated October 8, 1998, by and among Royal & Sun Alliance Insurance Group plc, Royal & Sun Alliance Insurance plc and Royal Insurance Holdings plc, as original borrowers, Royal & Sun Alliance Insurance Group plc and Royal & Sun Alliance Insurance plc as original guarantors, Chase Manhattan plc as lead arranger, Chase Manhattan International Limited as facility agent, The Chase Manhattan Bank, New York, as swingline agent and Others listed therein.*
3.10	Amendments to the Multicurrency Credit Facility Agreement, effective from August 21, 2000.†
5.1	Schedule of subsidiaries of Royal & Sun Alliance Insurance Group plc.
12.1	Certification of CEO and CFO pursuant to Rule 13(a) – 14(a) of the Securities Exchange Act of 1934.
13.1	Certification of CEO and CFO pursuant to Rule 13(a) – 14(b) of the Securities Exchange Act of 1934 and 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our registration statement on Form 20-F filed on October 12, 2000.

†	Incorporated by reference to our annual report on Form 20-F filed on June 28, 2001.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

Consolidated Financial Statements as at December 31, 2003 and 2002 and for the three years ended December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Royal & Sun Alliance Insurance Group plc

We have audited the accompanying consolidated balance sheets of Royal & Sun Alliance Insurance Group plc and its subsidiaries (the “Group”) as of December 31, 2003 and 2002 and the related consolidated profit and loss accounts, consolidated statements of total recognized gains and losses, consolidated movement in shareholders’ funds, and consolidated shareholders’ cash flow statement for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our evaluation of the presentation of information in the financial statements has had regard to the statutory requirements for insurance companies to maintain equalization provisions. The nature of equalization provisions, the amounts set aside at December 31, 2003 and 2002 and the effect of the movement in those provisions during each of the three years in the period ended December 31, 2003 on the balance on the general (property and casualty) business technical account and profit on ordinary activities before tax, are disclosed in note 9.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Royal & Sun Alliance Insurance Group plc and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom.

As discussed in note 2 to the financial statements, the Group has changed its method of accounting for the internally generated value of the long term insurance business.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 47 to the consolidated financial statements.

PricewaterhouseCoopers LLP Chartered Accountants and Registered Auditors Southwark Towers, London, England June 30, 2004

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
(STATEMENTS OF INCOME)
For the years ended December 31,
(UK Basis of Accounting)

	2003 £m	Restated 2002 £m	Restated 2001 £m

Gross premiums written	11,508	14,248	14,158
Outward reinsurance premiums	(3,405)	(3,731)	(2,446)

Premiums written, net of reinsurance	8,103	10,517	11,712
Change in the provision for unearned premiums, net	671	(228)	(479)

Earned premiums, net of reinsurance	8,774	10,289	11,233

Investment income (note 11)	2,887	2,606	3,445
Net unrealized gains/(losses) on investment	126	(2,489)	(4,655)

Total income	11,787	10,406	10,023

Claims incurred, net of reinsurance	(9,005)	(10,542)	(10,343)

Change in long term (life) technical provisions, net of reinsurance	969	1,935	1,478

Acquisition costs, net of amortization	(2,208)	(2,576)	(2,466)
Administrative expenses (includes central expenses) (note 4)	(969)	(1,065)	(1,066)
Amortization and impairment of goodwill (note 16)	(24)	(713)	(58)
Amortization of goodwill in acquired property and casualty claims provisions (note 16)	(19)	(25)	(37)
Other technical charges—amortization of acquired present value of long term (life) business (note 19)	(66)	(13)	(13)
Reinsurance commissions and profit participation	400	566	457

Net operating expenses (note 4)	(2,886)	(3,826)	(3,183)

Investment expenses and charges (note 11)	(192)	(214)	(197)
Tax attributable to the long term (life) business (note 13)	(193)	(4)	162
Change in the equalization provisions (note 9)	(24)	1	(46)

Total charges	(11,331)	(12,650)	(12,129)

Income less charges	456	(2,244)	(2,106)
Transfers (to)/from the fund for future appropriations	(432)	999	923

	24	(1,245)	(1,183)
Tax credit attributable to balance on long term (life) business non-technical account (note 13)	169	65	62
Income from other activities, net of charges (note 3, 4)	(31)	(26)	(17)
(Loss)/profit on disposal of subsidiaries	(308)	253	(72)

Loss on ordinary activities before tax	(146)	(953)	(1,210)
Tax on loss on ordinary activities (note 2, 13)	(217)	91	353

Loss on ordinary activities after tax	(363)	(862)	(857)
Attributable to equity minority interests	(19)	(9)	5

Loss for the financial year attributable to shareholders	(382)	(871)	(852)
Dividends (note 14)	(120)	(95)	(236)

Transfer from retained profits	(502)	(966)	(1,088)

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
(STATEMENTS OF INCOME), Continued
For the years ended December 31,
(UK Basis of Accounting)

	2003 £m		Restated 2002 £m		Restated 2001 £m

Earnings per ordinary share (note 15)	(19.6	)p	(49.8	)p	(48.8	)p
Diluted earnings per ordinary share (note 15)	(19.6	)p	(49.8	)p	(48.8	)p

Total Group operating profit/(loss) before tax	133		(1,202)		(1,158)
Share of results of associated undertakings	29		(4)		20
(Loss)/profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	(308)		253		(72)

Loss on ordinary activities before tax	(146)		(953)		(1,210)

Analysis of loss on ordinary activities before tax
General (property and casualty) business result	83		89		(11)
Long term (life) business result	168		227		186
Other activities (including associated undertakings)	(111)		(90)		(159)

Group operating result (based on longer term investment return)	140		226		16
Change in the equalization provisions	(24)		1		(46)
Other items	80		(882)		(263)

Group operating profit/(loss) (based on longer term investment return)	196		(655)		(293)
Short term investment fluctuations	(34)		(551)		(845)
(Loss)/profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	(308)		253		(72)

Loss on ordinary activities before tax	(146)		(953)		(1,210)

Group operating earnings after tax per ordinary share (based on longer term investment return) (note 15)	2.5	p	4.6	p	(3.3	)p

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the year ended December 31, 2003
(UK Basis of Accounting)

	General Business Technical Account £m	Long Term (Life) Business Technical Account £m	Non-Technical Account £m	Summary Total £m

Gross premiums written	9,929	1,579		11,508
Outward reinsurance premiums	(3,299)	(106)		(3,405)

Premiums written, net of reinsurance	6,630	1,473		8,103
Change in the gross provision for unearned premiums	658	—		658
Change in the provision for unearned premiums, reinsurers’ share	13	—		13

Earned premiums, net of reinsurance	7,301	1,473		8,774
Investment income (note 11)	—	1,715	1,172	2,887
Net unrealized gains/(losses) on investments	—	521	(395)	126
Allocated investment return transferred from the non-technical account (note 12)	767	(13)	(754)	—

Total income	8,068	3,696	23	11,787

Claims paid
Gross amount	(6,841)	(3,244)		(10,085)
Reinsurers’ share	1,570	48		1,618

	(5,271)	(3,196)		(8,467)

Change in the provision for claims
Gross amount	(602)	(4)		(606)
Reinsurers’ share	130	1		131

	(472)	(3)		(475)
Unwind of discount in respect of claims outstanding	(63)	—		(63)

Claims incurred, net of reinsurance	(5,806)	(3,199)		(9,005)

Change in long term (life) business provision
Gross amount		1,975		1,975
Reinsurers’ share		(705)		(705)

		1,270		1,270
Change in technical provisions for linked liabilities, net of reinsurance		(301)		(301)

Change in other technical provisions, net of reinsurance		969		969

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the year ended December 31, 2003
(UK Basis of Accounting)

	General Business Technical Account £m	Long Term (Life) Business Technical Account £m	Non- Technical Account £m	Summary Total £m

Acquisition costs	(1,928)	(87)		(2,015)
Change in deferred acquisition costs	(167)	(26)		(193)
Administrative expenses (includes central expenses) (note 4)	(655)	(220)	(94)	(969)
Amortization of goodwill (note 16)	—	—	(24)	(24)
Amortization of goodwill in acquired property and casualty claims provisions (note 16)	(19)	—		(19)
Other technical charges—amortization of acquired present value of long term (life) business (note 19)	—	(66)		(66)
Reinsurance commissions and profit participation	400	—		400

Net operating expense (note 4)	(2,369)	(399)	(118)	(2,886)
Investment expenses and charges (note 11)	—	(65)	(127)	(192)
Tax attributable to the long term (life) business (note 13)	—	(193)		(193)
Change in the equalization provisions (note 9)	(24)	—		(24)

Total charges	(8,199)	(2,887)	(245)	(11,331)

Transfers to the fund for future appropriations		(432)		(432)

Balance on the general (property and casualty) business technical account	(131)		(131)	—

Balance on the long term (life) business technical account		377	377	—

Tax credit attributable to balance on long term (life) business non-technical account (note 13)			169	169
Income from other activities			120	120
Charges from other activities (note 3, 4)			(151)	(151)
Loss on disposal of subsidiaries			(308)	(308)

Loss on ordinary activities before tax			(146)	(146)
Tax charge on loss on ordinary activities (note 13)			(217)	(217)

Loss on ordinary activities after tax			(363)	(363)
Attributable to equity minority interests			(19)	(19)

Loss for the financial year attributable to shareholders			(382)	(382)
Dividends (note 14)			(120)	(120)

Transfer from retained profits			(502)	(502)

Total Group operating profit			133	133
Share of results of associated undertakings			29	29
Loss on disposal of subsidiaries			(308)	(308)

Profit of ordinary activities before tax			(146)	(146)

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the year ended December 31, 2002
(UK Basis of Accounting)

	General Business Technical Account £m	Long Term (Life) Business Technical Account £m	Non-Technical Account Restated £m	Summary Total Restated £m

Gross premiums written	11,959	2,289		14,248
Outward reinsurance premiums	(3,324)	(407)		(3,731)

Premiums written, net of reinsurance	8,635	1,882		10,517
Change in the gross provision for unearned premiums	(368)	—		(368)
Change in the provision for unearned premiums, reinsurers’ share	140	—		140

Earned premiums, net of reinsurance	8,407	1,882		10,289
Investment income (note 11)	—	1,460	1,146	2,606
Net unrealized losses on investments	—	(1,851)	(638)	(2,489)
Allocated investment return transferred from the non-technical account (note 12)	962	22	(984)	—

Total income	9,369	1,513	(476)	10,406

Claims paid
Gross amount	(8,382)	(3,822)		(12,204)
Reinsurers’ share	1,886	76		1,962

	(6,496)	(3,746)		(10,242)

Change in the provision for claims
Gross amount	(601)	3		(598)
Reinsurers’ share	342	9		351

	(259)	12		(247)
Unwind of discount in respect of claims outstanding	(53)	—		(53)

Claims incurred, net of reinsurance	(6,808)	(3,734)		(10,542)

Change in long term (life) business provision
Gross amount		118		118
Reinsurers’ share		486		486

		604		604
Change in technical provisions for linked liabilities, net of reinsurance		1,331		1,331

Change in other technical provisions, net of reinsurance		1,935		1,935

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the year ended December 31, 2002
(UK Basis of Accounting)

	General Business Technical Account £m	Long Term (Life) Business Technical Account £m	Non-Technical Account Restated £m	Summary Total Restated £m

Acquisition costs	(2,382)	(219)		(2,601)
Change in deferred acquisition costs	83	(58)		25
Administrative expenses (includes central expenses) (note 4)	(810)	(207)	(48)	(1,065)
Amortization of goodwill (note 16)	—	—	(713)	(713)
Amortization of goodwill in acquired property and casualty claims provisions (note 16)	(25)	—		(25)
Other technical charges—amortization of acquired present value of long term (life) business (note 19)	—	(13)		(13)
Reinsurance commissions and profit participation	566	—		566

Net operating expenses (note 4)	(2,568)	(497)	(761)	(3,826)
Investment expenses and charges (note 11)	—	(68)	(146)	(214)
Tax attributable to the long term (life) business (note 13)	—	(4)		(4)
Change in the equalization provisions (note 9)	1	—		1

Total charges	(9,375)	(2,368)	(907)	(12,650)

Transfers from the fund for future appropriations		999		999

Balance on the general (property and casualty) business technical account	(6)		(6)	—

Balance on the long term (life) business technical account		144	144	—

Tax credit attributable to balance on long term (life) business non-technical account (note 13)			65	65
Income from other activities			215	215
Charges from other activities (note 3, 4)			(241)	(241)
Profit on disposal of subsidiaries			253	253

Loss on ordinary activities before tax			(953)	(953)
Tax credit on loss on ordinary activities (note 13)			91	91

Loss on ordinary activities after tax			(862)	(862)
Attributable to equity minority interests			(9)	(9)

Loss for the financial year attributable to shareholders			(871)	(871)
Dividends (note 14)			(95)	(95)

Transfer from retained profits			(966)	(966)

Total Group operating loss			(1,202)	(1,202)
Share of results of associated undertakings			(4)	(4)
Profit on disposal of subsidiaries			253	253

Loss of ordinary activities before tax			(953)	(953)

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the year ended December 31, 2001
(UK Basis of Accounting)

	General Business Technical Account £m	Long Term (Life) Business Technical Account £m	Non-Technical Account Restated £m	Summary Total Restated £m

Gross premiums written	11,167	2,991		14,158
Outward reinsurance premiums	(2,354)	(92)		(2,446)

Premiums written, net of reinsurance	8,813	2,899		11,712
Change in the gross provision for unearned premiums	(595)	—		(595)
Change in the provision for unearned premiums, reinsurers’ share	116	—		116

Earned premiums, net of reinsurance	8,334	2,899		11,233
Investment income (note 11)	—	2,170	1,275	3,445
Net unrealized losses on investments	—	(3,642)	(1,013)	(4,655)
Allocated investment return transferred from the non-technical account (note 12)	1,142	4	(1,146)	—

Total income	9,476	1,431	(884)	10,023

Claims paid
Gross amount	(7,941)	(3,335)		(11,276)
Reinsurers’ share	1,484	58		1,542

	(6,457)	(3,277)		(9,734)

Change in the provision for claims
Gross amount	(1,569)	(20)		(1,589)
Reinsurers’ share	1,023	4		1,027

	(546)	(16)		(562)
Unwind of discount in respect of claims outstanding	(47)	—		(47)

Claims incurred, net of reinsurance	(7,050)	(3,293)		(10,343)

Change in long term (life) business provision
Gross amount		1,115		1,115
Reinsurers’ share		(209)		(209)

		906		906
Change in technical provisions for linked liabilities, net of reinsurance		572		572

Change in other technical provisions, net of reinsurance		1,478		1,478

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the year ended December 31, 2001
(UK Basis of Accounting)

	General Business Technical Account £m	Long Term (Life) Business Technical Account £m	Non- Technical Account Restated £m	Summary Total Restated £m

Acquisition costs	(2,237)	(278)		(2,515)
Change in deferred acquisition costs	88	(39)		49
Administrative expenses (includes central expenses) (note 4)	(832)	(197)	(37)	(1,066)
Amortization of goodwill (note 16)	—	—	(58)	(58)
Amortization of goodwill in acquired property and casualty claims provisions (note 16)	(37)	—		(37)
Other technical charges—amortization of acquired present value of long term (life) business (note 19)	—	(13)		(13)
Reinsurance commissions and profit participation	457	—		457

Net operating expenses (note 4)	(2,561)	(527)	(95)	(3,183)
Investment expenses and charges (note 11)	—	(63)	(134)	(197)
Tax attributable to the long term (life) business (note 13)	—	162		162
Change in the equalization provisions (note 9)	(46)	—		(46)

Total charges	(9,657)	(2,243)	(229)	(12,129)

Transfers from the fund for future appropriations		923		923

Balance on the general (property and casualty) business technical account	(181)		(181)	—

Balance on the long term (life) business technical account		111	111	—

Tax credit attributable to balance on long term (life) business non-technical account (note 13)			62	62
Income from other activities			269	269
Charges from other activities (note 3, 4)			(286)	(286)
Loss on disposal of subsidiaries			(72)	(72)

Loss on ordinary activities before tax			(1,210)	(1,210)
Tax credit on loss on ordinary activities (note 13)			353	353

Loss on ordinary activities after tax			(857)	(857)
Attributable to equity minority interests			5	5

Loss for the financial year attributable to shareholders			(852)	(852)
Dividends (note 14)			(236)	(236)

Transfer from retained profits			(1,088)	(1,088)

Total Group operating loss			(1,158)	(1,158)
Share of results of associated undertakings			20	20
Loss on disposal of subsidiaries			(72)	(72)

Loss of ordinary activities before tax			(1,210)	(1,210)

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
For the years ended December 31,
(UK Basis of Accounting)

	2003 £m	Restated 2002 £m	Restated 2001 £m

Loss for the financial year	(382)	(871)	(852)
Exchange:
Group	(23)	(257)	(34)
Share of associates	11	(8)	(34)

Shareholders’ consolidated recognized losses arising in the year	(394)	(1,136)	(920)

Exchange includes a gain of £5m in 2003 (2002 £11m and 2001 £nil) on exchange relating to foreign currency borrowings.

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
CONSOLIDATED MOVEMENTS IN SHAREHOLDERS’ FUNDS
For the years ended December 31,
(UK Basis of Accounting)

	Share capital/ premium £m	Capital redemption reserve £m	Profit and loss account £m	Total £m

Shareholders’ funds at January 1, 2001, as restated	712	8	3,713	4,433
Shareholders’ consolidated recognized losses, as restated	—	—	(920)	(920)
Issue of share capital (note 25, 26)	1	—	—	1
Increase in share premium (note 25, 26)	17	—	(4)	13
Goodwill written back (note 24)	—	—	168	168
Dividends (note 14)	—	—	(236)	(236)

Shareholders’ funds at December 31, 2001, as restated	730	8	2,721	3,459
Shareholders’ consolidated recognized losses as restated	—	—	(1,136)	(1,136)
Increase in share premium (note 25, 26)	2	—	—	2
Goodwill written back (note 24)	—	—	1	1
Dividends (note 14)	—	—	(95)	(95)

Shareholders’ funds at December 31, 2002, as restated	732	8	1,491	2,231
Shareholders’ consolidated recognized losses	—	—	(394)	(394)
Issue of share capital	396	—	—	396
Increase in share premium (note 25, 26)	564	—	—	564
Goodwill written back (note 24)	—	—	324	324
Dividends (note 14)	—	—	(120)	(120)

Shareholders’ funds at December 31, 2003	1,692	8	1,301	3,001

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
CONSOLIDATED BALANCE SHEETS
As of December 31, 2003 and 2002
(UK Basis of Accounting)

	2003 £m	Restated 2002 £m

ASSETS
Intangible assets (note 16)	216	306

Investments
Land and buildings (note 17)	3,118	2,975
Interests in associated undertakings (note 22)	122	166
Other financial investments (note 17)
Shares and other variable yield securities and units in unit trusts	4,883	5,888
Debt securities and other fixed income securities	30,752	29,878
Loans and deposits with credit institutions	969	1,607

	36,604	37,373
Value of long term (life) business (note 19, 43)	—	86
Deposits with ceding undertakings	62	179

Total investments	39,906	40,779
Assets held to cover linked liabilities (note 17)	3,874	4,169
Reinsurers’ share of technical provisions
Provision for unearned premiums	583	654
Long term (life) business provision	120	820
Claims outstanding	4,203	4,493
Technical provisions for linked liabilities	6	6

	4,912	5,973
Debtors
Debtors arising out of direct insurance operations (note 20)	2,216	2,980
Debtors arising out of reinsurance operations	1,125	1,090
Deferred taxation	61	207
Other debtors	614	539

	4,016	4,816
Other assets
Tangible assets (note 21)	139	221
Cash at bank and in hand	503	957
Own shares (note 26)	15	15

	657	1,193
Prepayments and accrued income
Accrued interest and rent	500	517
Deferred acquisition costs—long term (life) business	20	254
Deferred acquisition costs—general (property and casualty) business	701	972
Other prepayments and accrued income	147	155

	1,368	1,898

Total assets	54,949	59,134

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
CONSOLIDATED BALANCE SHEETS, Continued
As of December 31, 2003 and 2002
(UK Basis of Accounting)

	2003 £m	Restated 2002 £m

LIABILITIES
Capital and reserves
Ordinary share capital (note 26)	792	396
Preference share capital (note 26)	125	125

Called up share capital	917	521
Share premium account	775	211
Capital redemption reserve	8	8
Profit and loss account	1,301	1,491

Equity shareholders’ funds	2,876	2,106
Non-equity shareholders’ funds	125	125

Shareholders’ funds (note 25)	3,001	2,231
Equity minority interests in subsidiary undertakings	346	405
Dated loan capital (note 27)	768	773

Total capital, reserves and dated loan capital	4,115	3,409
Fund for future appropriations	2,104	1,669

Technical provisions
Provision for unearned premiums	3,888	5,155
Long term (life) business provision (note 28)	22,212	24,661
Claims outstanding	14,782	15,371
Equalization provisions (note 9)	319	293

	41,201	45,480
Technical provisions for linked liabilities	3,873	4,168
Provisions for other risks and charges (note 30)	402	389
Deposits received from reinsurers	250	137

Creditors
Creditors arising out of direct insurance operations	378	463
Creditors arising out of reinsurance operations	554	834
Debenture loans (note 31)	12	105
Amounts owed to credit institutions (note 31)	422	597
Other creditors including taxation and social security (note 32)	1,054	1,361
Proposed dividend (note 14)	83	29

	2,503	3,389
Accruals and deferred income	501	493

Total liabilities	54,949	59,134

Except for certain debenture loans and amounts owed to credit institutions shown in note 31, all creditors are payable within a period of five years.

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
CONSOLIDATED SHAREHOLDERS’ CASH FLOW STATEMENTS
For the years ended December 31, 2003, 2002 and 2001
(UK Basis of Accounting)

	2003 £m	2002 £m	2001 £m

Operating activities
Net cash inflow from general (property and casualty) business	143	63	50
Shareholders’ net cash inflow from long term (life) business	160	94	92
Contingent loan finance to long term business funds	(160)	(160)	—
Other operating cash flows attributable to shareholders	(13)	(6)	(26)

Net cash inflow/(outflow) from operating activities (note 36)	130	(9)	116

Dividends from associates	8	3	24
Servicing of finance
Dividends paid on non-equity shares	(9)	(9)	(9)
Dividends paid to minorities	(12)	—	(8)
Interest paid on dated loan capital	(56)	(58)	(61)

	(77)	(67)	(78)

Taxation (paid)/refunded	(6)	53	80

Capital expenditure
Purchases less sales of tangible assets	(39)	(63)	(98)

Acquisitions and disposals
Acquisition of interests in associated undertakings	—	(1)	(40)
Disposal of interests in associated undertakings	44	9	—
Acquisition of subsidiary undertakings (note 23, 40)	(1)	(32)	(139)
Acquisition of minority interests in subsidiary undertakings	(9)	(2)	(4)
Disposal of subsidiary undertakings (note 24, 41)	831	666	378
Disposal of minority interests in subsidiary undertakings	—	—	1

	865	640	196

Dividends paid on equity shares	(57)	(160)	(370)

Financing
Issue of ordinary share capital	960	2	14

Net cash inflow from financing	960	2	14

Cash available for investment	1,784	399	(116)

Cash flows were invested as follows:
Movement in cash holdings (note 39)	(184)	108	(28)

Net portfolio investments (note 37, 38, 39)
Land and buildings	228	(30)	4
Shares and other variable yield securities	(266)	(1,006)	(635)
Loans, debt securities and other fixed income securities	1,618	1,143	578
Deposits with credit institutions	131	(196)	666
Borrowings	257	380	(701)

	1,968	291	(88)

Net investment of cash flows	1,784	399	(116)

The Cash Flow Statement does not include any amounts relating to the long term business except cash transactions between the long term business and shareholders.

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	ORGANIZATION

Royal & Sun Alliance Insurance Group plc and subsidiaries (the “Group”) conducts both general (property and casualty) and long term (life) insurance business. The general (property and casualty) insurance subsidiaries are multiple line companies writing substantially all lines of general (property and casualty) insurance. The Group’s life insurance subsidiaries offer a wide range of traditional insurance and financial and investment products. Traditional products consist of individual and group life, annuities, and accident and health policies. Financial and investment products consist of single premium annuity, annuities, guaranteed investment contracts and universal life products. The Group also offers, principally in the UK, participating and unit-linked individual retirement products and life savings products. The Group writes business in the United Kingdom, Scandinavia, the United States and a number of other countries (including Canada) which are identified in a segment named International. Further information on the operating segments of the Group are set out in note 44.

B.	PRESENTATION

The financial statements are prepared in accordance with applicable UK accounting standards and the Statement of Recommended Practice (“SORP”) issued by the Association of British Insurers (“ABI”) (together “UK GAAP”). The ABI published its revised SORP on November 17, 2003 which replaces the statement issued in December 1998. The accounting implications of the revised SORP are discussed in paragraph C below. UK GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). A summary of the significant differences between UK GAAP and US GAAP is included in note 47 of the Notes to the Consolidated Financial Statements.

In preparing the financial statements in accordance with the Companies Act and UK GAAP certain information is presented that would be viewed as ‘non-GAAP’ under regulations issued by the United States Securities and Exchanges Commission (‘SEC’).

This information includes the (Loss)/profit on ordinary activities before exceptional items and tax shown in the Summary Consolidated Profit and Loss Accounts. This measure is permitted to be shown since the exclusion of certain exceptional items is expressly permitted by FRS 3 ‘Reporting Financial Performance’ under UK GAAP. Management consider the (Loss)/profit on the disposal of subsidiaries less provisions for losses on subsidiaries to be exceptional in nature because large items of this type do not occur regularly and their impact on earnings may be positive in some years and negative in others.

A further measure that would be viewed as ‘non-GAAP’ by the SEC, Group operating result (based on longer term investment return), is discussed in paragraph K of this note.

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

These financial statements, including the consolidated balance sheets as of December 31, 2003 and 2002 and the consolidated profit and loss accounts for each of the three years in the period ended December 31, 2003 have been prepared under the accounting policies described below. These accounting policies reflect changes in UK accounting standards introduced during 2003, 2002 and 2001. The consolidated profit and loss accounts for the year ended December 31, 2002 and 2001 have been restated in certain respects from the Group’s statutory

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

financial statements, as published, for those years, which were prepared under accounting standards prevailing at that time and also to reflect the presentational changes highlighted in note 1C below.

Certain amounts in 2002 and 2001 have been restated to be consistent with 2003.

C.	CHANGES IN ACCOUNTING POLICY

During the year the directors considered the accounting policy on the recognition of the value of long term insurance business. The revised SORP was issued by the Association of British Insurers in November 2003 for application by insurance companies to financial statements for accounting periods beginning on or after 1 January 2004. The revised SORP recommends that the internally generated value of long term insurance business should not be recognized. The existing version of the SORP makes no recommendation on the recognition of the internally generated value of long term insurance business.

During 2003, the International Accounting Standards Board issued an exposure draft, ED5 – Insurance Contracts which was later replaced by IFRS 4 – Insurance Contracts. IFRS 4 permits the continuation of an existing accounting policy that recognizes the internally generated value of long term insurance business should be permitted but placed constraints on adopting a new accounting policy that recognizes such value.

The directors reviewed the Group’s existing policy in the light of the requirement to change the accounting policy in 2004 and the likelihood that the new policy will continue on adoption of International Financial Reporting Standards (IFRS) in 2005. The directors concluded that it would be appropriate to make the change in the 2003 financial statements and to derecognize the internally generated value of long term insurance business. The financial impact of this accounting policy change is described in note 2 and the comparatives have been restated.

During 2002, the Group adopted the requirements of Financial Reporting Standard 19 ‘Deferred Tax’. Under this standard, deferred tax is provided in full for the estimated taxation or relief from taxation, which is expected to arise from material timing differences. Under the previous policy, deferred taxation was provided only for those timing differences expected to reverse in the foreseeable future. The new policy recognizes a change in UK generally accepted accounting principles. The financial impact of this change is considered in note 2 and comparatives have been restated.

During 2001, the directors reviewed the Group accounting policies in accordance with Financial Reporting Standard 18 “Accounting Policies”. They concluded that it is most appropriate to the Group’s particular circumstances to discount provisions for outstanding claims and related reinsurance recoveries for those categories of claims where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern. The change in accounting policy is being made in part due to the increased materiality of the long tail liabilities in the year and to show a fairer representation of the liability. In defining those claims with a long period from incident to claims settlement we will use as a guide those categories of claims where the average period of settlement is six years or more from the balance sheet date. Accordingly the accounting policy has been changed and prior years have been restated. The impact of this accounting policy change is disclosed in note 2 of the financial statements.

D.	GROUP ACCOUNTS

The consolidated financial statements of the Group include the results of all subsidiaries for each of the three years in the period ended December 31, 2003. Intercompany transactions are eliminated in the consolidated financial statements except for certain transactions with the long term business fund as disclosed in note 48.

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

Group operating result (based on longer term investment return) is analyzed between general (property and casualty) business, long term (life) business and other activities as an additional disclosure. Group operating result (based on longer term investment return) excludes interest on dated loan capital, short term investment fluctuations, the change in the equalization provisions, amortization and impairment of goodwill and of goodwill in acquired claims provisions and other items including reorganization costs. Group operating profit (based on longer term investment return) excludes short term investment fluctuations.

The above items have been excluded from Group operating result (based on longer term investment return), as management believes that such presentation enhances shareholders’ understanding and assessment of the results of our operations by highlighting net profit (loss) attributable to the normal, recurring operations of our business, and we use this measure to review the underlying performance of our operating segments.

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

Deferred tax balances, that derive from undiscounted cash flows and for which the impact of discounting is material, have been discounted using appropriate rates.

M.	GOODWILL

Goodwill, being the difference between the cost of an acquisition and the fair value of the net tangible assets acquired, arising on the acquisition of subsidiary companies and associated undertakings, is capitalized in the balance sheet and amortized to the profit and loss account (statement of income) on a straight line basis. The cost of acquisition is the amount of cash paid and the fair value of other purchase consideration given together with associated expenses. The period of amortization, which does not exceed 20 years, is determined by an assessment of the useful economic life of the goodwill, this being the period over which the value of the

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

businesses acquired are expected to exceed the value of their underlying assets. Goodwill arising prior to December 31, 1997 has been eliminated against reserves (shareholders’ equity) in accordance with the Group accounting policy at the date of acquisition.

In the event of the disposal of a business acquired prior to December 31, 1997, the related goodwill is charged to the profit and loss account (statement of income) in the year of sale.

Goodwill is reviewed for impairment at the end of the first full year following an acquisition and when events or changes in circumstances indicate that the carrying amount may not be recoverable.

The present value of the shareholders’ interest in the acquired value of in-force long term (life) business is included as part of the fair value of the acquired net tangible assets in the goodwill calculation and is dealt with as described below.

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

The Companies Act requires properties to be depreciated over their expected useful economic lives.

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

O.	ACQUIRED VALUE OF LONG TERM (LIFE) BUSINESS

This represents the value of the shareholders’ investment in the long term (life) business funds, not already recognized under the modified statutory principles of profit recognition at the date of acquisition less amounts charged to the profit and loss account (statement of income).

The present value of in-force long term (life) business existing at acquisition, is amortized in the long term (life) business technical account on a systematic basis over the anticipated periods of the related contracts in the portfolios as the profit on these acquired contracts is recognized.

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

General business provisions for claims outstanding and related reinsurance recoveries are discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. In defining those claims with a long period from incident to claims settlement those categories of claims where the average period of settlement is six years or more from the balance sheet date, has been used as a guide.

Claims provisions relating to long term permanent disability claims in the United States, Canada, and Scandinavia are determined using recognized actuarial methods.

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

The long term (life) business provision (reserve for future life and health policy benefits) is derived from actuarial valuation. For with-profits business, the calculation includes explicit allowance for vested bonuses (including those vesting following valuation at the balance sheet date). No explicit provision is made for future reversionary or terminal bonuses except on certain accumulating with-profits contracts.

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

W.	ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

Introduction

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

The technical provisions include the provision for unearned premiums and unexpired risks, the provision for outstanding claims and the long term business provision. The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled. The long term business provision covers similar liabilities to the above in respect of long term business.

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

Estimation techniques

In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions.

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

The general business claims provisions have been subject to annual independent review by external advisors. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

Long term business technical provisions are computed using statistical or mathematical methods, which are expected to give approximately the same results as if an individual liability was calculated for each long term contract. The computations are made by suitably qualified personnel (who are usually employed by the Group) on the basis of recognised actuarial methods, with due regard to the actuarial principles laid down in European law and by actuarial best practice in the individual territory. The methodology takes into account the risks and uncertainties of the particular classes of long term business written and the results are certified by the professionals undertaking the valuations.

The value of long term business includes the shareholders’ share of the net of tax future cash flows arising from the in force long term business policies and has been calculated in accordance with industry practice. This has been calculated using a projection technique that is sensitive to the assumed investment returns and discount rate.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognised in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations.

Uncertainties and contingencies

The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;

•	uncertainties as to the extent of policy coverage and limits applicable;

•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring; and

•	uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy (e.g. term assurance) the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

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

Claims provisions

As announced with the six months 2003 results, the Group commissioned an independent review of its general business claims provisions from Tillinghast, the consulting actuaries, during 2003. This review confirmed that the existing Group claims provisions were in a reasonable range, however, the Tillinghast estimate was some £800m higher. Following the review, more work was undertaken by internal and external actuaries in validating the claims position.

At December 31, 2003, the Group had increased its general business claims provisions as a result of this work. This did not result in recognizing the whole of the deficit identified by Tillinghast-Towers Perrin. We estimate that at December 31, 2003 there was an implicit difference of £200 million between our best estimate of our property and casualty loss reserves at that date and Tillinghast-Towers Perrin’s best estimate earlier in the year. This reflects the inherent uncertainty in determining some aspects of property and casualty business claims provisions, in particular very long tail business and claims dependent on court judgments.

Asbestos and environmental claims

The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Factors contributing to this higher degree of uncertainty include:

•	plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations;

•	a few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants;

•	the tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms;

•
the long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later, for example, cases of mesothelioma can have a latent period of up to 40 years;

•	inadequate development patterns;

•	difficult issues of allocation of responsibility among potentially responsible parties and insurers;

•	complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds;

•	the tendency for social trends and factors to influence jury verdicts; and

•	developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

The position in the US is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non-aggregate premises or operation section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos. Added to this, there is also the possibility, however remote, of federal legislation that would address asbestos related problems.

Against this background and in common with the industry generally, the Group in the US receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the US easing its aggressive stance with litigation. Management, therefore, expect that these notifications and approaches will continue to be received for some time to come but do not currently believe that the resolution of these notifications and approaches will have a material adverse effect on the Group’s financial position.

Financial enhancement products

In the UK, US and Korea the Group has exposures to financial enhancement products which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. During 2002 a reinsurance arrangement was entered into, for which a premium of £124m was ceded, which has reduced the Group’s exposure in relation to these products in the UK. Further information on financial enhancement products in the US is discussed below.

US financial enhancement products

Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of credit default product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. Losses during 2003 amounted to £50m. Claims provisions of £69m, after payments of £13m in 2003, have been established at December 31, 2003 in addition to £58m of unearned premium provision on these products. The ultimate loss estimate over the life of the CDO products is £165m based on a model that utilises S&P’s historical average default patterns and recovery values. However, the ultimate losses from this business will depend upon the performance of underlying debt obligations.

Litigation, mediation and arbitration

The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration in the normal course of its business. The directors do not believe that any current mediation,

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

arbitration and pending or threatened litigation or dispute, as outlined elsewhere in this note, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

Reinsurance

The Group is exposed to disputes on, and defects in, contract wordings and the possibility of default by its reinsurers, including from the credit risk taken in fronting arrangements. The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s ‘Watch List’. The ‘Watch List’ is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

Potential misselling of life products

We have agreed with the FSA that, to the extent that there is insufficient realistic surplus within the funds, future increases in the costs of misselling will be borne by the shareholder.

Rating agencies

The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’ ratings from Standard & Poor’s (S&P) and from AM Best. At the present time the ratings are ‘A-’ from S&P and ‘A-’ from AM Best. The actions announced by the Group during 2002 and 2003 are intended to improve its capital position and regain the target ratings. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business.

Regulatory environment

The regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU Directives but is also the natural response of the regulators to the challenging market conditions that have prevailed over the last few years. The Group continues to have discussions with the FSA on the regulatory capital position of its UK insurance subsidiaries, the progress of the actions announced on November 7, 2002 and September 4, 2003 to improve that position, the implementation of the EU Financial Conglomerates Directive and its interrelationship with the overall capital of the Group. In December 2003 the FSA granted a waiver in respect of the claims discounting provisions within Solvency 1. All waivers are for a limited period. The directors currently expect to apply for a renewal when the waiver expires. There is however a risk that the waiver may not be renewed in which event other options would need to be considered to ameliorate the adverse solvency impact.

The changes that can be expected in the solvency requirements in the UK are generally anticipated to arise in 2004 through 2006, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for Group solvency and the impact of such developments could materially increase our solvency requirements. The directors believe that, following the actions announced, including the rights issue, the Group are better positioned to comply with these potential regulatory developments. However, there remain considerable uncertainties regarding these developments and potential outcomes.

UK Life

The FSA is reviewing the framework for individual capital adequacy standards, which will entail the individual self-assessment by firms of their capital needs and the giving of individual capital guidance by the

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

FSA. Individual capital guidance will apply to with profits and non profit business and may result in guidance that a life insurer should hold more capital than either the ‘realistic’ requirement or the minimum requirement calculated pursuant to the EU Life Directive, which are prescribed by the rules. The FSA currently proposes to implement the new rules in the second half of 2004. We have commenced discussions with the FSA on the ICA and provisional figures have been presented.

US regulatory capital

The consolidated US regulatory capital and surplus position as at December 31, 2003 was $1,433m. Declines in regulatory capital could trigger action by the insurance regulators. There can be no certainty as to whether, in the light of the other uncertainties affecting the US based operations, or for other reasons, the regulatory position may deteriorate and, if this occurs, what action the US regulators might take.

World Trade Center

The estimated cost of the insurance losses associated with the terrorist action of September 11, 2001 is a gross loss in excess of £1bn, reduced to £279m net of reinsurance. This was an unprecedented event, which still has many unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. Most major exposures have now been reserved at policy limits. The estimate of quantum continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers represents one occurrence rather than two, is correct. However, this is subject to ongoing litigation in the US and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Student Finance Corporation

In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. At December 31, 2003, the loan portfolio had a face value of approximately $501m. In June and July 2002, Royal Indemnity Company, a US subsidiary, filed lawsuits in Texas state court, seeking among other things rescission of these policies in response to an alleged systematic pattern of fraud, misrepresentation and cover up by various parties, which among other things concealed default rate of the loans. As Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suit is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (MBIA) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions were Wells Fargo Bank Minnesota, NA (Wells Fargo), in its capacity as trustee of a number of securitisations that were collateralised by student loans, MBIA which insured the obligations issued through these securitisations and PNC Bank and Wilmington Trust, both of which provided interim financing prior to securitisation. These actions are all pending in US district court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgement. On September 30, 2003, the court granted summary judgement to MBIA and Wells Fargo. The court then entered a Judgement on October 10, 2003, which was superseded by a corrected judgement entered on October 27, 2003. Royal Indemnity filed its notice of appeal from the judgement on October 29, 2003. On March 26, 2004, the Court granted summary judgement on similar terms to PNC Bank and Wilmington Trust. Royal Indemnity, will appeal this ruling.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

Calculated through December 31, 2003, the total amount awarded by the foregoing summary judgements was approximately $495m (including, as of the calculation date, additional accrued claims, prejudgements interest and post-judgement interest).

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. To that end, Royal Indemnity has filed recovery actions against certain trucking school entities. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programmes and/or reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

Based on current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

Strategic and operational review

The programme of strategic and operational improvements is complex and involves a restructuring of, and the implementation of substantial changes to, a significant portion of the Group’s operations. In addition, the programme contemplates actions being taken in a number of businesses and jurisdictions simultaneously. Implementation of the planned improvements and realisation of the forecast benefits will be challenging within the timeframe contemplated by the Group. In addition, successful implementation of this programme will require a significant amount of management time and, thus, may affect or impair management’s ability to run the business effectively during the period of implementation. This is particularly so in relation to our US operation where a new management team has recently been appointed.

The restructuring plans in the US are complex and are subject to particular risks. Our US subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the US, the conduct of insurance business is regulated at the state level and not by the federal government. The implementation of our restructuring plan in the US will be subject to the approval of insurance regulators in many jurisdictions applying differing insurance regulations. The outcome of such proceedings and approvals may lead to conflicting pronouncements and amendments to our restructuring plan that may have a material impact on our financial condition and business prospects.

Some events or transactions comprised in the restructuring plans may give rise to risks and/or liabilities which, individually or taken together, are sufficiently material to require the provision of additional capital, or the implementation of alternative transactions, to meet legal or regulatory obligations.

2.	IMPACT OF CHANGES ON PROFIT AND LOSS ACCOUNT ARISING FROM ACCOUNTING POLICY CHANGES

During 2003 there is no impact (2002 profit £69m) on the loss on ordinary activities arising from the change in accounting policy to no longer recognise the internally generated value of the long term insurance business. The impact on the Statement of Total Recognized Gains and Losses is to decrease the shareholders’ funds by £812m being the effect of not recognising the value of the internally generated long term insurance business at December 31, 2002.

During 2002, the impact of the change in accounting policy arising from the adoption of Financial Reporting Standard 19 “Deferred Tax” was to decrease the tax on loss on ordinary activities by £172m (2001

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 2 continued

£348m, 2000 increase the tax on profit on ordinary activities by £58m). The impact on the statement of total recognized gains and losses was to decrease the profit and loss reserve by £79m, being the effect of full provision for deferred tax at December 31, 2001, discounted at appropriate rates.

In 2001, the Group changed its accounting policy and now discounts the provisions for outstanding claims and related reinsurance recoveries for those categories of claims where there is a particularly long period from incident to claims settlement (as defined in note 1C) and where there exists a suitable claims payment pattern. The impact of the adoption of the new policy was to decrease the loss before tax by £119m and to decrease the loss after tax by £100m. The impact on the statement of total recognized gains and losses was to increase the profit and loss account reserve by £140m, being the effect of discounting the outstanding claims reserves at December 31, 2000.

3.	REORGANIZATION AND OTHER ITEMS

Other items within the consolidated profit and loss accounts include:

	General (property & casualty) business			Long term (life) business			Other activities
	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

Reorganization costs	171	71	19	—	5	—	31	3	10
Losses on terminated business following reorganization	—	—	68	—	—	—	—	—	—
Amortization of the present value of acquired in-force business	—	—	—	66	13	13	—	—	—
Interest on dated loan capital	—	—	—	—	—	—	53	52	58
Amortization and impairment of goodwill and goodwill in acquired claims provision	—	—	—	—	—	—	43	738	95

	171	71	87	66	18	13	127	793	163

Reorganization costs comprise employee redundancy costs and vacant lease accruals mainly in the UK and US.

Restructuring Programs

In November 2002 the Group announced a performance improvement program with target cost savings of £350m. This included £160m of annualized cost savings and £190m of claims efficiencies and underwriting improvements.

In April 2003, the Group initiated a rigorous review of the Group’s businesses in view of changing business and market conditions. This review focussed on the following key areas: market attractiveness, competitive position, operational improvements, risk, balance sheet strength and capital adequacy.

This plan is designed to achieve additional expense savings and the target expense saving has been revised upwards to £270m on an annualized basis. The costs of achieving this target are expected to be £300m and will be charged as a reorganization cost.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 3 continued

The Group has consolidated the two plans and now reports and controls the reorganization program on this basis.

In September 2003, the Group announced that it had entered into a definitive agreement to sell to Travelers the renewal rights to its standard personal lines business and the majority of its commercial lines business within the US. The estimated reorganization costs amount to £300m.

The expected total cost of the combined program is £600m. An additional £28m was expensed in 2003 relating to other items. In 2003 a total of £202m was incurred resulting in the cumulative costs incurred to December 31, 2003 totalling £249m.

The table below sets out an analysis of the costs incurred in the combined program since inception in 2002:

	Severance £m	Real Estate £m	Other £m	£m

Balance as of December 31, 2002	34	2	—	36
2003 Charge	93	44	66	202
2003 Activity	(86)	(13)	(41)	(140)

Balance as of December 31, 2003	41	33	25	99

	Expected Total Cost £m	2003 Incurred cost £m	Cumulative incurred cost to Dec 31, 2003 £m

Segmental analysis
UK	265	109	142
US	350	86	95
Canada	10	5	10
International	3	2	2

	628	202	249

4.	NET OPERATING EXPENSES AND OTHER CHARGES

	General (property & casualty) business			Long term (life) business
	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

a.	Net operating expenses in the technical accounts include:

Depreciation	49	64	68	21	10	13
Operating lease rentals — premises	87	93	87	2	6	5
Operating lease rentals — other assets	14	18	18	—	—	—

b.
Charges from other activities in the non-technical account include depreciation of £5m (2002 £7m, 2001 £3m), operating lease rentals—premises of £9m (2002 £11m, 2001 £12m) and operating lease rentals—other assets of £nil (2002 and 2001 £1m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

c.	Administrative expenses in the non-technical account include depreciation of £4m (2002 £3m, 2001 £2m) and operating lease rentals—premises of £5m (2002 and 2001 £3m).

d.	During 2003, a fine of £950,000 was levied by the Financial Services Authority in respect of mortgage endowment sales practices.

e.
In 2002, a fine was levied by the Financial Services Authority in respect of administration procedure relating to the review of pension transfer and opt out business, which together with related costs amounted to £2m.

5.	EXCHANGE RATES

In respect of the major overseas currencies, the rates of exchange used in these financial statements are US Dollar 1.79 (2002 1.61, 2001 1.46), Canadian Dollar 2.31 (2002 2.54, 2001 2.32) and Danish Kroner 10.57 (2002 11.40, 2001 12.15). In 2002, the Australian Dollar was also a major overseas currency and the rate of exchange was 2.86 (2001 2.84).

6.	LONG TERM (LIFE) INSURANCE BUSINESS

New business premiums written during the year were as follows:

	Gross			Net
	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

Annual premiums	102	135	167	100	129	162
Single premiums	550	960	1,595	519	613	1,574

	652	1,095	1,762	619	742	1,736

Total reversionary and terminal bonuses included within the long term (life) business technical account are £356m (2002 £536m, 2001 £738m).

During 2003, the attribution of accumulated surpluses in the non-participating element of one of the Group’s UK insurance companies, Phoenix Assurance plc (Phoenix), was determined. As a result the surplus attributable to shareholders was transferred to shareholders’ funds in accordance with the Group’s Accounting Policies.

This has resulted in the recognition of an exceptional profit before taxation on UK long term insurance business during 2003 of £444m. This profit is recognized in the Balance on the Long Term Business Technical Account gross of tax within the Consolidated Profit and Loss Account Non-Technical Account.

After the deduction of the attributable taxation on this profit, the increase in shareholders’ funds arising from this exceptional profit amounted to £310m.

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

Included in the long term (life) business premiums written, net of reinsurance, are £686m (2002 £772m, 2001 £1,220m) of premiums relating to participating business. For further discussion of participating business see note 47.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	EMPLOYEE INFORMATION

	2003 £m	2002 £m	2001 £m

Staff costs for all employees comprise:
Wages and salaries	889	1,142	1,180
Social security costs	61	75	84
Pension costs	108	94	36

	1,058	1,311	1,300

	As at December 31			Average for year
	2003 Number	2002 Number	2001 Number	2003 Number	2002 Number	2001 Number

The number of employees of the Group during the year was as follows:
UK	13,045	20,696	23,167	17,017	21,574	22,823
Scandinavia	7,671	7,994	7,752	7,857	7,947	6,986
US	3,898	6,424	7,074	5,226	6,727	7,017
Canada	2,668	2,736	2,845	2,568	2,782	2,993
International	4,698	5,031	4,993	4,450	5,614	6,019
Australia and New Zealand	—	6,045	5,791	2,039	5,835	5,085

	31,980	48,926	51,622	39,157	50,479	50,923

8.	RETIREMENT BENEFITS

Pension Costs

The Group operates both funded defined benefit and funded defined contribution pension plans. The funded defined contribution plans are in the UK, Denmark and Sweden. Overseas plans are administered in accordance with local law and practice. The major pension plans in the UK, US, Denmark and Sweden together cover the majority of plan members throughout the Group and the assets of these plans are mainly held in separate trustee administered funds. Each of the major defined benefit plans is subject to regular valuation using the projected unit or other appropriate method which is the basis of the pension cost in the Consolidated Profit and Loss Account, the cost being spread over employees’ working lives. In April 2002, the UK plans were effectively closed to new entrants following the introduction of a new defined contribution plan. In 2004 members of the UK defined benefit plans have the option of paying contributions, initially at the rate of 2.5% of pensionable salaries, to maintain future benefit accrual on the current basis, or pay no contributions and have a reduced rate of future benefit accrual.

The total pension cost for the Group in 2003 was £108m (2002 £94m, 2001 £35m) of which £48m (2002 £43m, 2001 £11m) related to defined benefit plans in the UK and £12m (2002 £9m, 2001 £4m) related to plans in the US. Contributions of £3m were made to the defined contribution plans in the UK and £28m (2002 £20m, 2001 £15m) were made to the defined contribution plan in Denmark and Sweden.

Independent qualified actuaries carry out valuations of the major plans. At the most recent formal actuarial valuations of the major defined benefit plans (the two main UK plans March 31, 2002 and June 30, 2002 respectively, and the US plan January 1, 2003), for the purpose of assessing pension costs, the market value of the

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 8 continued

assets of these plans was £3,793m (2002 £3,858m, 2001 £4,751m). Of this amount, £3,568m (2002 £3,568m, 2001 £4,350m) related to the two UK plans and on their valuation dates were sufficient to cover 110% and 101% respectively of the benefits accrued to members of each of those plans, after allowing for projected increases in earnings and pensions. The valuations for the two major UK plans were based on assumptions that salaries increase by 4.3% and 4.0% plus allowances for promotional salary increases, pensions increase by 2.9% and 2.5% and investment returns are 7.1% pa pre retirement and 5.6% post retirement for one plan and 6.5% for the other.

For the two main UK plans, the level of contributions in 2003 were 23% and 20% of salaries respectively with arrears of contribution at these rates back to the respective valuation dates, plus an amount of £20m in respect of one of the plans where there was a deficit on the valuation funding basis. In 2004, contributions will continue at the rates of 23% and 20% respectively plus an amount of £43m will be paid. Further valuations are due in 2004 when the position will be reviewed. The amounts charged to the Profit and Loss Account were the equivalent of 13.9% and 20% respectively of relevant UK earnings. This charge reflected a regular cost of £57m (2002 £73m, 2001 £59m) and a credit of £11m (2002 £34m, 2001 £50m). The credit arises from the amortization of the actuarial surpluses in the funds (after taking account of interest on balances between the Group and the funds). For one plan an actuarial surplus from the valuation is being applied to reduce pension costs by a level percentage of payroll over the estimated working lives of members of the respective plans.

There are no significant contributions outstanding or prepaid as at December 31, 2003 except that included in prepayments is an amount of £10m (2002 £81m provision) resulting from the difference between the amounts charged to revenue and the amounts contributed to plans in the UK, and in provisions an amount of £8m (2002 £8m) in respect of overseas plans.

Other post-retirement benefits

The Group provides post retirement healthcare benefits to certain current and retired US and Canadian employees. The estimated discounted present values of the unprovided accumulated obligations are calculated in accordance with the advice of independent qualified actuaries.

At December 31, 2003 the unprovided accumulated obligation in the US is estimated at £4m (2002 £15m). The assumptions used for the charge to the profit and loss account assume a pre 65 premium inflation for medical care initially of 10% reducing over eight years to 5% (2002 11% reducing over nine years to 4.25%) and a post 65 premium inflation of 12% reducing over ten years to 5% (2002 13% reducing over 11 years to 4.25%) and a discount rate of 6% (2002 6.5%). The unprovided accumulated obligation in Canada is estimated at £5m (2002 £5m, 2001 £7m) assuming a premium inflation for drugs of 8% (2002 8%) reducing over ten years to 5% (2002 4%), 4% pa for hospital and 3% for medical care for one plan, and 10% (2002 10%) decreasing by 0.5% per year to 5% per year (2002 0.5% per year to 5%) for the other plan. For dental care, premium inflation of 4% and 5% is assumed for the respective plans (2002 4% and 5%) and a discount rate of 6.5% for both plans (2002 6.75% for both plans).

The benefits are accounted for on a systematic basis over the remaining service lives of current employees, the cost in the year being £9m (2002 and 2001 £6m). In Canada the costs of meeting the liability for these benefits are expected to attract taxation relief when paid. The total provision included in the combined consolidated balance sheet is £43m (2002 £42m, 2001 £44m).

Alternative accounting treatment (Financial Reporting Standard 17)

The Accounting Standards Board issued Financial Reporting Standard 17 (FRS 17) “Retirement Benefits” in November 2000.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 8 continued

The components of the pension cost that would be included within operating profit for the year ended December 31, 2003, if FRS 17 had been fully adopted in the financial statements is as follows:

	UK Plans £m	US Plans £m	Other Plans £m	Total 2003 £m	Total 2002 £m

Current service cost	85	11	6	102	112
Past service cost	49	4	1	54	16
Curtailment (gains)	(20)	(20)	—	(40)	(10)
Settlement (gains)	(6)	—	—	(6)	—

Total charge/(credit) to be included in Group operating result	108	(5)	7	110	118

Expected return on assets	(184)	(16)	(11)	(211)	(288)
Interest cost	198	25	11	234	256

Total financing charge/(income) to be included in Group operating loss	14	9	—	23	(32)

Amounts to be recognized within Statement of Total Recognized Gains and Losses:
Actual return/(deficit) on assets in excess of expected	229	18	9	256	(712)
Experience gains/(losses) on liabilities	(60)	9	(1)	(52)	113
Change in actuarial assumptions	(221)	(33)	4	(250)	62
Movement in irrecoverable surplus	—	—	—	—	2

Actuarial (loss)/gain	(52)	(6)	12	(46)	(535)

	UK Plans %	US Plans %	Other Plans %	Total 2003%	Total 2002%

Difference between expected and actual return as a percentage of scheme assets	6.5	7.3	6.3	6.5	(19.6)
Experience gains/(losses) as a percentage of plan liabilities	(1.5)	2.1	(0.6)	(1.1)	2.6
Other as a percentage of plan liabilities	(5.5)	(7.8)	2.5	(5.4)	1.4
Total actuarial (gain)/loss to be recognized in statement of total recognized gains and losses as a percentage of plan liabilities	(1.3)	(1.4)	7.6	(1.0)	(12.3)

Movement in net deficit during the year

	2003 £m	2002 £m

Deficit at January 1	(724)	(195)
Exchange	18	19
Total operating charge	(110)	(118)
Employer contribution	201	56
Total financing (charge)/income	(23)	32
Actuarial loss	(46)	(535)
Disposal of subsidiaries	9	17

Deficit at December 31	(675)	(724)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 8 continued

The value of the liability that would be included in the combined consolidated balance sheet at December 31 if FRS 17 had been fully adopted in the financial statements is as follows:

	UK Plans £m	US Plans £m	Other Plans £m	Total 2003 £m	Total 2002 £m	Total 2001 £m

Equities	1,742	136	80	1,958	1,707	2,994
Bonds	1,516	102	58	1,676	1,594	838
Other	275	7	4	286	334	388

Fair value of assets held by pension plans	3,533	245	142	3,920	3,635	4,220
Present value of pension and post-retirement plans liabilities	(4,014)	(423)	(158)	(4,595)	(4,359)	(4,415)

Net deficit	(481)	(178)	(16)	(675)	(724)	(195)
Unrecognized past service costs	—	—	1	1	—	—
Surplus not recoverable	—	—	—	—	—	(2)
Related deferred tax asset	144	—	5	149	230	69

Net pension and post-retirement liability	(337)	(178)	(10)	(525)	(494)	(128)

Analyzed
Pension asset	—	—	—	—	3	28
Pension and post-retirement liability	(337)	(178)	(10)	(525)	(497)	(156)

Net pension and post-retirement liability	(337)	(178)	(10)	(525)	(494)	(128)

The full valuation dates for the main UK plans were March 31, 2002 and June 30, 2002 respectively and the US plans were January 1, 2003. These valuations have been updated at December 31, 2003 to take account of changes in the fair value of the assets and financial assumptions. The main assumptions are as follows:

	UK Plans			US Plans			Other Plans
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	%	%	%	%	%	%	%	%	%

Assumptions
Annual rate of general inflation	2.5	2.3	2.5	2.5	3.0	3.0	2.0	2.2	2.1
Annual rate of increase in salaries	4.0	3.8	4.0	4.8	4.5	4.5	4.0	4.2	4.0
Annual rate of increase for pensions in payment and deferred pensions	2.5	2.3	2.5	—	—	—	2.0	1.8	1.9
Interest rate used to discount liabilities	5.4	5.5	5.7	6.0	6.5	7.0	6.5	6.2	5.9
Expected rate of return to be assumed for each class
Equities	7.3	7.0	7.5	9.0	9.0	9.0	9.5	8.6	8.8
Bonds	4.8	4.6	5.0	6.0	6.0	6.0	6.0	5.7	5.7
Other	6.3	6.0	6.3	2.0	2.0	2.0	3.0	4.7	4.0

As at December 31, 2003, the valuation of liabilities for post retirement benefits in the US assumes a pre 65 premium inflation rate of 9% decreasing to 5% by 2011 and a post 65 premium inflation rate of 11% decreasing to 5% by 2013. The valuation of liabilities in Canada assumes 8% decreasing to 5% in nine years for drugs and 4% pa for hospital and 3% pa for other. The valuation of liabilities for post retirement benefits at

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 8 continued

December 31, 2002 assumed a premium inflation rate for medical care of 11% decreasing to 5% by 2008 (2001 12% decreasing to 5% by 2008).

Reconciliation of proforma profit and loss account reserve on a FRS 17 basis:

	Profit and loss account reserve
	2003 £m	Restated 2002 £m	Restated 2001 £m

Profit and loss account reserve as reported at December 31	1,301	1,491	2,721
Less pension and post-retirement FRS 17 liabilities net of tax	(525)	(494)	(128)

	776	997	2,593
Add pension and post-retirement liabilities that would be reversed on the implementation of FRS 17 net of tax	37	88	82

Profit and loss account reserve on FRS 17 basis at December 31	813	1,085	2,675

Included in the proforma profit and loss account reserve is a pension and post-retirement reserve on a FRS 17 basis at December 31, 2003 of £(397)m (2002 £(342)m).

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

The effect of including the provisions is as follows:

	2003 £m	2002 £m	2001 £m

Equalization provisions at January 1	293	331	283
Exchange movement on non-UK provisions	2	5	2
(Credited)/charged to the general (property and casualty) business technical account and in the profit on ordinary activities before tax	24	(1)	46
Disposal of subsidiaries	—	(42)	—

Equalization provisions at December 31	319	293	331

The cumulative impact of equalization provisions on shareholders’ funds at December 31, 2003 is £308m (2002 £287m, 2001 £325m).

10.	QUOTA SHARE REINSURANCE TREATY

As from January 1, 2004, the Group entered into a 8% quota share reinsurance program covering the majority of the general business written in the UK, Denmark, Ireland and Canada.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 10 continued

During 2003, the Group entered into a 15% quota share reinsurance program covering the majority of the general (property and casualty) business written in the UK, Denmark, Ireland, USA and Canada. The total amount of premiums ceded in 2003 was £678m. Earned premiums reflect £343m in respect of an opening portfolio adjustment which has been paid, and £291m of closing portfolio adjustment receivable at December 31, 2003, which is included in debtors arising out of reinsurance operations.

During 2002, the Group entered into a 10% quota share reinsurance program which covers the majority of the Group’s general business written in the UK, Denmark, USA, Canada and Australia. The total amount of premiums ceded in 2002 was £698m. Earned premiums reflect £312m in respect of an opening portfolio adjustment which has been paid, and £327m of closing portfolio adjustment receivable at December 31, 2002, which is included in debtors arising out of reinsurance operations.

11.	INVESTMENT INCOME/EXPENSES AND CHARGES

	Non-technical account
	2003 £m	2002 £m	2001 £m

Income from associated undertakings
Profit before gains on the realization of investments	25	10	2
Gains on the realization of investments	2	9	12

	27	19	14
Other investment income
Income from land and buildings	23	18	20
Income from other investments	640	747	775
Gains on the realization of investments	482	362	466

	1,145	1,127	1,261

Total investment income	1,172	1,146	1,275

Investment expenses and charges
Interest on bank loans and overdrafts	(29)	(46)	(31)
Interest on dated loan capital	(53)	(52)	(58)
Interest on other loans	(19)	(19)	(19)
Investment management expenses	(26)	(29)	(26)

Total investment expenses and charges	(127)	(146)	(134)

Net investment income	1,045	1,000	1,141

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 11 continued

	Technical account long term (life) business
	2003 £m	2002 £m	2001 £m

Other investment income
Income from land and buildings	190	182	158
Income from other investments	1,311	1,383	1,436
Gains/(losses) on the realization of investments	214	(105)	576

Total investment income	1,715	1,460	2,170

Investment expenses and charges
Interest on other loans	(25)	(20)	(14)
Investment management expenses	(40)	(48)	(49)

Total investment expenses and charges	(65)	(68)	(63)

Net investment income	1,650	1,392	2,107

12.	METHODOLOGY FOR CALCULATIONS OF LONGER TERM RATE OF RETURN AND COMPARISON OVER A LONGER TERM

The rates of investment return used for the longer term rate of return basis are reviewed annually and are set out below:

	2003%	2002%	2001%

Pre-tax returns assumed
Fixed interest returns (nominal)	5.00	6.00	6.00
Equity returns (nominal)	7.50	9.00	9.00
Inflation	2.50	3.00	3.00

These returns are applied to the average, over the year, of the investments directly attributable to shareholders and the general (property and casualty) insurance technical provisions. In each case, the element of shareholders’ funds has been determined by reference to the risk based capital that the directors’ judge is necessary to support the business. The value of the investments are adjusted to reduce the effect of short-term fluctuations, while recognizing such changes over the longer term.

The aggregate amount of investment return recognized under the longer-term basis since January 1, 1994 amounts to £10.7bn. The total investment return that arose in this period was £11.1bn.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	TAXATION

The taxation on loss on ordinary activities charged/(credited) in the profit and loss account is as follows:

	Non-technical account
	2003 £m	2002 £m	2001 £m

Current tax
UK corporation tax	(17)	11	(10)
Double taxation relief	(13)	(8)	(36)
Overseas taxation	29	(51)	44
Taxation surplus (release)/addition	(20)	14	19
Prior year items	(34)	28	(29)

	(55)	(6)	(12)
Tax attributable to long term business	169	65	62

Current tax charge for the year	114	59	50
Deferred tax
Timing differences—origination and reversal	102	(179)	(420)
Movement in discount	1	29	17

Tax charge/(credit)	217	(91)	(353)

Analyzed
Parent and subsidiaries	202	(94)	(360)
Associated undertakings	15	3	7

	Technical account long term (life) business
	2003	2002	2001
	£m	£m	£m

Current tax
UK corporation tax	62	118	79
Double taxation relief	(1)	(1)	(2)
Overseas taxation	12	111	29
Prior year items	(3)	(5)	(50)

Current tax charge for the year	70	223	56
Deferred tax
Timing differences—origination and reversal	144	(271)	(288)
Movement in discount	(21)	52	70

Tax charge/(credit)	193	4	(162)

Analyzed
Parent and subsidiaries	193	4	(162)
Associated undertakings	—	—	—

UK corporation tax for the current year in the non-technical account is based on a rate of 30% (2002 and 2001 30%). Further details of current and deferred tax are given in notes 30, 32 and 33.

The tax charge for UK corporation tax in the long term (life) technical account is provided at rates between 20% and 30% (2002 and 2001 between 20% and 30%), computed in accordance with the rules applicable to life insurance companies.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 13 continued

Factors affecting the current tax charge—non technical account

The current tax charge for the years 2003, 2002 and 2001 is more than 30% due to the items set out in the reconciliation below:

	2003	Restated 2002	Restated 2001
	£m	£m	£m

(Loss)/profit on ordinary activities before tax	(146)	(953)	(1,210)

Tax (credit)/charge at 30%	(44)	(286)	(363)
Factors affecting charge
Disallowed expenditure	92	71	78
Goodwill	108	208	63
Tax exempt income and investments gains	(90)	(117)	(110)
Tax losses not recognized	135	—	—
Non-deductible movement in US claims discounting	105	—	—
Adjustment for non UK tax rates	(31)	(37)	(28)
Adjustment to prior year provisions	(54)	41	(10)
Other timing differences other than on long term business	(107)	179	420

Current tax charge for the year	114	59	50

14.	DIVIDENDS

	2003	2002	2001
	£m	£m	£m

Ordinary
Interim paid 1.62p (2002 restated—3.23p, 2001 restated—7.11p)	28	57	126
Final proposed 2.90p (2002 restated—1.62p, 2001 restated—5.82p)	83	29	101

	111	86	227
Preference	9	9	9

	120	95	236

Full provision has been made for the proposed final dividend. The dividends per ordinary share in 2001 and 2002 and the interim dividend per ordinary share in 2003 have been restated to reflect the bonus element of the rights issue in October 2003. All dividends are paid in Pound Sterling.

15.	EARNINGS PER ORDINARY SHARE

The earnings per ordinary share shown in the consolidated profit and loss account is calculated by reference to the loss attributable to the equity shareholders of £391m (2002 restated loss £880m, 2001 restated loss £861m) and the weighted average of 1,994,092,282 (2002 restated 1,767,426,890, 2001 restated 1,763,305,528) shares in issue during the year.

In accordance with Financial Reporting Standard 14 (FRS14), ‘Earnings per Share’ the numbers of ordinary and potential ordinary shares outstanding prior to the rights issue in 2003 and during 2002 have been calculated to take account of the bonus element of the rights issue in October 2003. The basic and diluted earnings per ordinary share and Group operating earnings after tax per ordinary share (based on longer term investment return) in 2002 have been restated to take account of the recalculations. Similarly the earnings per

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 15 continued

ordinary share, Group operating earnings after tax per ordinary share, total return to shareholders, dividend per ordinary share and the net assets per ordinary share in the Five Year Financial Review have been restated.

	2003 £m	Restated 2002 £m	Restated 2001 £m

Loss for the financial year attributable to shareholders	(382)	(871)	(852)
Preference dividends	(9)	(9)	(9)

Loss for the financial year attributable to equity shareholders	(391)	(880)	(861)

When calculating the diluted earnings per ordinary share there is no adjustment to the loss attributable to equity shareholders and there are no dilutive potential ordinary shares.

Group operating earnings after tax per ordinary share (based on longer term investment return) attributable to shareholders includes tax on the allocated longer term investment return at a notional rate of 31% (2002 and 2001 32%). It is the opinion of the directors that this measure provides a better indication of the underlying performance of the business of the Group.

The reconciliation of Group operating earnings after tax (based on longer term investment return) per ordinary share to earnings per ordinary share is as follows:

	2003 p	Restated 2002 p	Restated 2001 p

Earnings per ordinary share	(19.6)	(49.8)	(48.8)
Short term investment fluctuations	1.7	31.2	47.9
Change in the equalization provisions	1.2	(0.1)	2.6
Amortization and impairment of goodwill	1.2	40.3	3.3
Amortization of goodwill in acquired property and casualty claims provisions	1.0	1.4	2.1
Loss/(profit) on disposal of subsidiary undertakings	15.4	(14.3)	4.1
Other items	(1.8)	4.1	4.9
Tax	3.4	(8.2)	(19.4)

Group operating earnings after tax (based on longer term investment return) per ordinary share	2.5	4.6	(3.3)

Group operating earnings after tax (based on longer term investment return) per ordinary share for 2002 and 2001 have been restated.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	INTANGIBLE ASSETS
	Goodwill in acquired claims provisions £m	Goodwill arising on acquisition £m	Total 2003 £m	Total 2002 £m

Cost
At January 1	219	1,044	1,263	1,321
Exchange	(6)	(29)	(35)	(72)
Additions	—	1	1	25
Disposals of subsidiary undertakings	—	(216)	(216)	(11)

At December 31	213	800	1,013	1,263

Amortization
At January 1	(126)	(831)	(957)	(235)
Exchange	6	45	51	14
Charge for the year	(19)	(24)	(43)	(738)
Disposal of subsidiary undertakings	—	152	152	2

At December 31	(139)	(658)	(797)	(957)

Net book value at December 31	74	142	216	306

In 2002, included within the amortization charge for the year was £653m relating to goodwill impairment. This comprises £549m in the US, £92m in Australia and £12m in Other territories, which following impairment were deemed irrecoverable.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.	INVESTMENTS
	2003	2002
	£m	£m

Land and buildings
Freehold	2,903	2,746
Long leasehold	198	208
Short leasehold	17	21

Total land and buildings	3,118	2,975

Of which Group occupied	444	384

Other financial investments
Shares and other variable yield securities and units in unit trusts	4,883	5,888
Debt securities and other fixed income securities:
British government securities	7,692	6,906
Other government securities	8,541	7,062
Local authority securities	224	652
Corporate bonds	14,046	15,032
Preference shares	249	226
Loans secured by mortgages	82	272
Other loans (see below)	73	79
Deposits with credit institutions	814	1,256

Total other financial investments	36,604	37,373

Listed investments
Included in total investments are the following:
Interests in associated undertakings	94	71
Shares and other variable yield securities and units in unit trusts	4,316	5,465
Debt securities and other fixed income securities	24,796	24,168

Total listed investments	29,206	29,704

In addition, within the combined consolidated balance sheet, debt securities held in North America amounting to £4,161m (2002 £4,814m) at market value are freely traded in an approved securities market but are not listed within the meaning of the Companies Act.

Other financial investments in the combined consolidated balance sheet include securities valued on an amortized cost basis of £1m (2002 £368m) with a historical cost of £1m (2002 £340m), a market value of £1m (2002 £384m) and a redemption value of £1m (2002 £378m).

Other loans shown above for the combined consolidated balance sheet include amounts of £10m (2002 £19m) relating to policyholder loans.

The historical cost of total investments (excluding value of long term (life) business) included in the combined consolidated balance sheet is £37,674m (2002 £37,817m). The historical cost of assets held to cover linked liabilities is £3,531m (2002 £4,324m).

The property valuations have been prepared on the basis of open market value at the balance sheet date in accordance with The Royal Institution of Chartered Surveyors’ Appraisal and Valuation Manual, by external qualified valuation surveyors.

As of December 31, 2003, securities of £2,887m (2002 £2,174m) had been loaned and collateral of £3,009m (2002 £2,238m) had been received from the securities lending participated in by the Group. The Group

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 17 continued

requires collateral equal to or greater than the fair value of the securities loaned. On average the collateral requirement is 103%.

Securities with a carrying value £508m at December 31, 2003 (2002 £503m) were held in trust for the benefit of US policyholders as required by the various states.

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

The Group utilizes foreign currency forward contracts to reduce exposure to exchange rate risks primarily associated with transactions in the regular course of the Group’s international operations and to limit currency risk on assets matched to other currency denominated liabilities. The forward contracts establish the exchange rates at which the Group will purchase or sell the contracted amount of local currencies for specified foreign currencies at a future date. The Group utilizes forward contracts that are short-term in duration (generally less than six months) and pays the forward rate at the settlement date. The major currency exposures hedged by the Group include the US dollar and euro. The notional amount of foreign currency forwards at December 31, 2003 were £1,815m (2002 £1,835m). The carrying amount and fair value of these contracts at December 31, 2003 were £(13)m (2002 £(36)m).

The Group has entered into derivative futures contracts for the purpose of efficient portfolio management and the reduction of investment risk. The change in fair value of such contracts has a high correlation to the price changes of the underlying investments. Gains or losses arising from open positions are included in the investment portfolio and the profit and loss account as an unrealized gain or loss. The contract amount of futures and options contracts at December 31, 2003 was £nil (2002 £1,096m). The carrying amount and fair value of these contracts were £nil (2002 £26m).

The Group has entered into a number of swaption contracts to mitigate certain interest guarantees offered on life products offered by the Group prior to 1996. The carrying amount and fair value of these contracts at December 31, 2003 was £226m (2002 £241m). Changes in the value of these contracts are charged to the profit and loss account (statement of income).

The group has entered into a number of interest rate swap contracts. The carrying amount and fair value of these contracts at December 31, 2003 was £(1)m (2002 £nil).

The derivative financial instruments have off-balance-sheet risk which includes to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Group has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For forward contracts, credit risk is limited to the amount that it would cost the Group to replace the contracts. The Group monitors creditworthiness of counterparties to these financial instruments using criteria of acceptable risk that are consistent with on-balance-sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures. Collateral is required, at the discretion of the Group, on certain transactions based on the creditworthiness of the counterparty.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

19.	ACQUIRED VALUE OF LONG TERM BUSINESS

Amortisation charged to the Long Term Business Technical Account amounted to £5m (2002 £13m). The cumulative unamortized acquired value of long term business at December 31, 2003 amounted to £nil (2002 £86m), after write off of £61m (2002 £nil).

	2003	2002
	£m	£m

Cost
At January 1	123	127
Exchange	10	(4)
Disposal of subsidiary undertakings	(35)	—

At December 31	98	123

Amortization
At January 1	(37)	(25)
Exchange	(4)	1
Charge for the year	(66)	(13)
Disposal of subsidiary undertakings	9	—

At December 31	(98)	(37)

Net book value
At December 31	—	86

20.	DEBTORS

Debtors arising out of direct insurance operations are analyzed as follows:

	2003	2002
	£m	£m

Due from policyholders	1,061	1,211
Due from intermediaries	1,155	1,769

	2,216	2,980

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	TANGIBLE ASSETS

The cost and related accumulated depreciation were as follows as of December 31:

	2003	2002
	£m	£m

Cost
At January 1	699	741
Additions	48	85
Exchange rate fluctuations	3	(10)
Disposals	(88)	(59)
Disposals of subsidiary undertakings	(114)	(58)

At December 31	548	699

Accumulated Depreciation
At January 1	(478)	(483)
Depreciation charge for the year	(79)	(84)
Exchange rate fluctuations	(1)	5
Disposals	74	40
Disposals of subsidiary undertakings	75	44

At December 31	(409)	(478)

Net book value
At December 31	139	221

Tangible assets principally comprise short leasehold improvements, fixtures, fittings and equipment.

22.	INTERESTS IN ASSOCIATED UNDERTAKINGS

The equity method of accounting is used for the Group’s investment in associated undertakings in accordance with Financial Reporting Standard 9 “Associates and Joint Ventures”. The companies listed in note 50 are those, not being subsidiaries, in which Royal & Sun Alliance Insurance Group plc and its subsidiaries held at December 31, 2003 a participating interest and which are associated undertakings as defined in the Companies Act 1985. All holdings are of equity shares. Equity in income of associated undertakings is presented separately as a footnote to the consolidated profit and loss non-technical account.

Interests in associated undertakings comprise:

	2003	2002
	£m	£m

Shares at cost
At January 1	253	314
Exchange	4	(1)
Acquisitions	—	1
Transfer to subsidiary undertakings/disposals	(80)	(61)

At December 31	177	253
Adjustment to valuation	(55)	(87)

Net book value	122	166

Balances due from associated undertakings at December 31, 2003 amounted to £5m (2002 £5m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 22 continued

During 2003, the Group disposed of its interest in RACI Pty Limited and Global Aerospace Underwriting Managers Limited.

During 2002, the interest in Intrepid Re Holdings Limited was reclassified as an equity investment as the Group no longer exercised significant influence.

23.	ACQUISITIONS OF SUBSIDIARY UNDERTAKINGS

The Group has used the acquisition method to account for all acquisitions.

During 2003, acquisitions of subsidiary undertakings which had a book value of £nil on acquisition were made for a total cash consideration of £1m. Goodwill of £1m arising on those acquisitions has been capitalized and is being amortized. The amortization period for Group acquisitions and the minority purchases made during the year is 10 years, being the period over which the value of the businesses acquired are expected to exceed the value of their underlying assets.

During 2003, the Group acquired for £9m further minority interests in existing subsidiaries.

During 2002, acquisitions of subsidiary undertakings were made for a total consideration of £32m. Goodwill of £24m arising on those acquisitions has been capitalized and is being amortized.

The aggregate value of Group acquisitions made during 2002 was:

	Book value on acquisition	Fair value adjustments	Fair value to Group
	£m	£m	£m

Investments	13	—	13
Other assets	34	—	34
Other liabilities	(15)	—	(15)
Technical provisions for general business	(24)	—	(24)

Net assets	8	—	8

Consideration including acquisition costs			32

Goodwill			24

The cash consideration paid was £32m.

Group acquisitions during 2002 include:

1.	On January 1, 2002, 100% of the ordinary share capital of Trekroner Forsikring was acquired for cash consideration of £24m and resulted in £15m of goodwill.

2.	Other subsidiary undertakings, which gave rise to £4m of goodwill.

3.	Net assets of businesses other than subsidiary undertakings, which gave rise to £5m of goodwill.

During 2002, the Group acquired for £2m further minority interests in existing subsidiaries, which gave rise to £1m of additional goodwill.

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

24.	DISPOSAL OF SUBSIDIARY UNDERTAKINGS

During 2003, disposals of subsidiary undertakings were made for a total consideration of £796m. The disposals of subsidiaries and books of business gave rise to an exceptional pre tax profit of £16m prior to write off of goodwill of £324m. Group disposals during the year comprise:

1.	The UK Healthcare & Assistance business was sold on April 4, 2003. The transaction generated proceeds, net of costs, of £121m and generated an exceptional pre tax profit of £114m.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 24 continued

2.
The Group disposed of its Australian & New Zealand general and life businesses on May 11, 2003 through an Initial Public Offering. The transaction generated proceeds, net of costs, of £507m and generated an exceptional pre tax loss of £123m.

3.
The Group disposed of its interests in Royal Specialty Underwriting Inc on June 9, 2003 and Landmark American Insurance Company on September 30, 2003 and on August 31, 2003 sold certain US renewal rights to the Travelers Group. These transactions generated proceeds, net of costs of £92m and generated an exceptional pre tax profit of £71m.

4.	Royal & Sun Alliance Insurance (Company of Puerto Rico) Inc was sold on October 8, 2003. The transaction generated proceeds, net of costs, of £36m and generated an exceptional pre tax profit of £7m.

5.
Sequence (UK) Limited, the Group’s UK estate agency operation, was sold on October 22, 2003. The transaction generated proceeds, net of costs, of £(4)m and generated an exceptional pre tax loss of £13m.

6.
The Group disposed of its 51% interest in Compañia de Seguros de Vida La Construcción on December 3, 2003. The transaction generated proceeds, net of costs, of £40m and generated an exceptional pre tax loss of £24m.

7.	A number of other disposals were made during the year for net sales proceeds of £4m which generated in aggregate, an exceptional pre tax loss of £16m.

8.	Goodwill of £324m relating to disposals that had previously been written off directly to reserves has been written back through the profit and loss account.

Whilst all of the above disposals had completed at December 31, 2003, the directors’ estimates of actual profits/losses on disposal are subject to subsequent adjustment in relation to the specific terms, conditions and warranties contained within the related disposal agreements.

The amount of profit or loss recognized during the year relating to businesses disposed of during the year is disclosed in the segmental information.

During 2002, disposals of subsidiary undertakings were made for a total consideration of £729m. Included within the cash consideration is £219m in respect of the transfer of Royal & Sun Alliance Linked Insurances Ltd to the life fund of Phoenix Assurance plc. The transaction was at net asset value. The disposals of subsidiaries, branches and books of businesses gave rise to an exceptional pre tax profit of £253m after write off of £1m of goodwill. Group disposals during the year comprise:

1.
The investment management business, Royal & SunAlliance Investments was sold on July 1, 2002. The transaction generated proceeds, net of costs, of £234m and generated an exceptional pre tax profit of £202m.

2.	Royal & Sun Alliance International Financial Services Limited was sold on June 30, 2002. The transaction generated proceeds, net of costs, of £127m and generated an exceptional pre tax profit of £60m.

3.	The Group disposed of its branch, Royal Insurance Italy for net sales proceeds of £(5)m, which gave rise to an exceptional pre tax loss of £28m.

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

5.
Other disposals during the year included Securitas Bremer Allgemeine Versicherungs AG, Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Schadeverzekering NV, Royal & SunAlliance Levensverzekering NV and Royal & Sun Alliance Insurance (Bahamas) Ltd for net sales proceeds of £139m, which generated in aggregate an exceptional pre tax profit of £4m after write off of goodwill. With the exception of £1m of goodwill written off in relation to the disposal of Securitas Bremer Allgemeine Versicherungs AG, there was no goodwill written off in relation to any of these disposals.

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

Additionally, the disposals in respect of Lloyd Italico Vita SpA, Lloyd Italico Assicurazioni SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA were completed with a total consideration of £88m. At December 31, 2000, a provision for £63m was made and goodwill of £102m previously written off directly to profit and loss reserves, had been written off in the non-technical account. These disposals gave rise to an additional exceptional pre-tax profit of £28m.

The Group also disposed of part of an interest in a subsidiary to minority shareholders for consideration of £1m giving rise to an exceptional pre-tax profit of £nil.

25.	SHAREHOLDERS’ FUNDS (SHAREHOLDERS’ EQUITY)

In 2003 there was no share premium arising from the capitalization of reserves consequent upon the exercise of employee share options (2002 £nil, 2001 £4m).

Share premium of £564m arises from the issue of 1,439,990,771 ordinary shares of 27.5p each consequent to the rights issue on October 16, 2003. The net cash consideration received from the issue of these shares was £960m.

The profit and loss account at December 31, 2003 includes cumulative amounts of goodwill written off directly to reserves prior to January 1, 1998 (adjusted for disposals) and the remaining written off, of £183m (2002 £507m, 2001 £508m). It also includes the merger reserve of £568m arising during 1996 (2002 £568m) from the merger of Royal Insurance Holdings plc (Royal Insurance) and Sun Alliance Group plc. It represents the share premium of Royal Insurance together with the difference between the nominal value of the shares issued to former shareholders in Royal Insurance and the nominal value of the shares received in exchange.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.	SHARE CAPITAL

	2003 £m	2002 £m	2001 £m

Authorized
3,923,636,364 ordinary shares of 27.5p each (2002 and 2001 2,000,000,000 ordinary shares of 27.5p each)	1,079	550	550
300,000,000 preference shares of £1 each (2002 and 2001 300,000,000 preference shares of £1 each)	300	300	300

Issued and fully paid
2,880,199,331 ordinary shares of 27.5p each (2002 1,439,945,133 ordinary shares of 27.5p each, 2001 1,439,165,140 ordinary shares of 27.5p each)	792	396	396
125,000,000 preference shares of £1 each (2002 and 2001 125,000,000 preference shares of £1 each)	125	125	125

	917	521	521

On October 16, 2003 the Company completed a one for one rights issue following which 1,439,990,771 ordinary shares of 27.5p each were issued for a total cash consideration of £1,008m less expenses of £48m. During the year 263,427 ordinary shares of 27.5p were issued on the exercise of employee share options for a total cash consideration of £180,000. The total nominal value of ordinary shares issued during the year was £396m.

During 2002, 779,993 ordinary shares of 27.5p were issued on the exercise of employee share options for a total cash consideration of £2m. The total nominal value of ordinary shares issued during the year was £0.2m.

During 2001, 4,326,141 ordinary shares of 27.5p were issued on the exercise of employee share options for a total cash consideration of £14m. The total nominal value of ordinary shares issued during the year was £1m.

The preference shares carry a right to a fixed cumulative preferential dividend of 7.375% pa, payable in half-yearly installments, and are non-redeemable. On a return of capital on a winding up (liquidation), the holders are entitled, in priority to holders of all other shares of the Company, to receive out of the surplus assets of the Company any arrears and accruals of the dividend together with the greater of the price at which the gross yield on each preference share is equal to the mean gross yield on 3.5% War Loan or such Government Stock as may be agreed (but not exceeding twice the nominal amount of the preference share) and the nominal amount of the share together with any premium paid on issue. The holders of preference shares have the right to vote at a general meeting of the Company only if at the date of the notice of the meeting the dividend payable on the shares is in arrears or otherwise on a resolution to vary the rights attaching to the preference shares.

The Royal & SunAlliance ESOP Trust holds ordinary shares in the Company which may subsequently be transferred to employees (other than the executive directors). At December 31, 2003 the Trust held 12,371,801 ordinary shares (2002 11,541,409) in the Company with a nominal value of £3,402,245 (2002 £3,173,887) and a market value, based on the mid market value of the Company’s shares at the close of business on December 31, 2003 as shown in the Official List of the London Stock Exchange, of £11m (2002 £14m).

The Royal & SunAlliance ESOP Trust No 2 holds ordinary shares in the Company which may subsequently be transferred to employees including executive directors. At December 31, 2003 the Trust held 3,038,894 ordinary shares (2002 697,200) in the Company with a nominal value of £835,696 (2002 £191,730)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 26 continued

and a market value, based on the mid market value of the Company’s shares at the close of business on December 31, 2003 as shown in the Official List of the London Stock Exchange, of £3m (2002 £1m).

The Trustee of each Trust has waived its rights to dividends in excess of 0.01p on shares held by the Trusts. When computing the earnings per share, the shares held by the Trusts have been ignored in the calculation as, under FRS 14 ‘Earnings per Share’, they are treated as if they were cancelled.

Post rights issue adjustment to share options

The Company completed a one for one rights issue on October 16, 2003, following which adjustments were made to the number of shares under option and to exercise prices, in accordance with the rules of the relevant share option schemes. After consultation with the Company’s auditors and the Inland Revenue, a method of adjustment was established. As a result, numbers of shares under option were adjusted by a factor of 1.2380952381 and exercise prices were adjusted by a factor of 0.8076923077.

Employee savings related share option plans

At December 31, 2003, under employee savings related share option plans, employees held options over 40,148,839 ordinary shares at option prices ranging from 66.2p – 361.0p per share. Under the plans, options are granted with an option price set at a discount of 12% to 20% of the market value of the ordinary shares in the period immediately preceding the date of grant. The options are normally exercisable within six months of the respective exercise date, which is set at three to seven years after the date of grant. The Group makes use of the exemption in UITF abstract 17 (revised 2000) and accordingly recognizes no cost for the options.

Number of shares	Adjusted option price per share	Year of exercise

1,665,843	237.4p—354.5p	2003
1,729,494	319.0p—361.0p	2004
6,766,649	66.2p—354.5p	2005
9,271,083	75.0p—328.7p	2006
8,148,107	66.2p—250.3p	2007
12,035,536	75.0p—77.5p	2008
532,127	70.0p	2009

40,148,839

At December 31, 2002, under employee savings related share option plans, employees held options over 33,408,364 ordinary shares at option prices ranging from 66.2p – 361.0p per share. Under the plans, options are granted with an option price set at a discount of 12% to 20% of the market value of the ordinary shares in the period immediately preceding the date of grant. The options are normally exercisable within six months of the respective exercise date, which is set at three to seven years after the date of grant. The Group makes use of the exemption in UITF abstract 17 (revised 2000) and accordingly recognizes no cost for the options.

Restated number of shares	Adjusted option price per share	Year of exercise

3,609,667	200.3p—351.3p	2002
2,540,778	237.5p—354.6p	2003
2,774,018	319.0p—361.0p	2004
11,332,183	66.2p—354.6p	2005
2,254,536	77.5p—328.7p	2006
10,573,858	66.2p—250.4p	2007
323,234	77.5p—77.5p	2008

33,408,274

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 26 continued

Executive share option Plans

At December 31, 2003, under executive share option plans, options over 66,570,939 ordinary shares were held at option prices ranging from 59.0p – 439.4p. The options are potentially exercisable between three and ten years after grant, with the exception of the US scheme in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Options outstanding are as follows:

Number of shares	Adjusted option price per share	Year of exercise

206,131	182.5p—277.9p	1997
410,907	251.7p—277.0p	1998
683,298	182.5p—342.5p	1999
3,635,201	251.7p—424.6p	2000
6,188,754	401.4p—439.4p	2001
8,074,420	298.9p—393.5p	2002
10,909,668	278.7p—369.9p	2003
8,917,480	312.6p—407.9p	2004
8,059,477	234.2p	2005
19,485,603	59.0p—114.1p	2006

66,570,939

At December 31, 2002, under executive share option plans, options over 58,675,392 ordinary shares were held at option prices ranging from 182.5p – 444.9p. The options are potentially exercisable between three and ten years after grant, with the exception of the US scheme in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Options outstanding are as follows:

Adjusted number of shares	Option price per share	Year of exercise

192,973	212.3p—298.0p	1996
296,922	182.5p—277.8p	1997
468,337	251.7p—277.0p	1998
968,350	182.5p—182.5p	1999
1,436,620	251.7p—353.8p	2000
26,191	401.4p—444.9p	2001
595,732	234.2p—444.9p	2002
30,883,253	234.2p—444.9p	2003
13,443,680	234.2p—439.4p	2004
10,363,334	234.2p—439.4p	2005

58,675,392

27.	DATED LOAN CAPITAL

	2003 £m	2002 £m

Subordinated guaranteed US$ bonds	272	303
Subordinated guaranteed Euro bonds	350	324
Subordinated guaranteed loan	146	146

	768	773

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 27 continued

The subordinated guaranteed US$ ($500m) bonds have a redemption date of October 15, 2029. The rate of interest payable on the US$ bonds is 8.95% although the Company manages the overall interest cost through use of derivative contracts. At December 31, 2003 derivative contracts were in place which have the effect of converting the interest payable to a floating rate on US$25m until October 2004. Additionally banks have the right to convert US$50m to a floating rate on any interest payment date of the bonds.

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

The principal assumptions used to calculate the UK long term (life) business provision (reserve for future life and health policy benefits) for the main classes of business are:

2003

Interest rates
Life—with-profit	2.75% to 3.60%
Pensions—with-profit	4.15% to 5.00%
Annuities—in payment	5.00% to 5.50%
Mortality rates
Life—with-profit	AM80, AF80 with adjustments
Pensions—with-profit	AM80, AF80 with adjustments
Annuities—in payment	PMA92/PFA92 (c=2020) with adjustments

2002

Interest rates
Life—with-profit	3.15% to 3.60%
Pensions—with-profit	4.00% to 4.75%
Annuities—in payment	5.20% to 5.50%
Mortality rates
Life—with-profit	AM80, AF80 with adjustments
Pensions—with-profit	AM80, AF80 with adjustments
Annuities—in payment	PMA92/PFA92 (c=2020) with adjustments

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

2001

Interest rates
Life—with-profit	3.25%
Pensions—with-profit	3.85% to 4.95%
Annuities—in payment	5.00%
Mortality rates
Life—with-profit	AM80, AF80 with adjustments
Pensions—with-profit	AM80, AF80 with adjustments
Annuities—in payment	PMA92/PFA92 (c=2020) with adjustments

The valuation has been carried out principally using a gross premium method.

During the year the FSA has granted the two principal with profits companies waivers from certain aspects of the liability valuation rules, which inter alia, enabled them to use the gross premium method and has reduced their liabilities on the statutory solvency basis, with a corresponding increase in the Fund for Future Appropriations.

Generally accepted actuarial tables are used as appropriate in overseas long term (life) business operations. Assumptions and bases will vary from one territory to another. No territory other than UK shown above is significant.

On February 11, 2003, the Group entered into an agreement with Unisys for the provision of administration services and support related functions to all of its UK Life subsidiaries. This agreement was effective from May 1, 2003. Accordingly, the costs set out in this agreement, together with the costs associated with non outsourced functions within the UK Life Operation, form the basis of the expense assumptions within the long term (life) business provision in each of the UK Life subsidiaries.

As of December 31, 2003, participating business represented 73% (2002 73%, 2001 73%) of the long term (life) business provision. For further discussion on participating business see note 47.

29.	CLAIMS PROVISIONS

Claims outstanding include claims less reinsurance recoveries on certain classes of business which have been discounted. The total value of outstanding claims provisions less reinsurance recoveries before discounting amounted to £11,241m (2002 £11,529m).

Claims are discounted, as follows:

		Discount Rate		Average period to settlement
		2003	2002
	Category	%	%	2003	2002

UK	Asbestos & Environmental	5.00	5.00	7 years	8 years
Scandinavia	Disability	2.92	3.10	12 years	12 years
US	Asbestos & Environmental	5.00	5.00	11 years	11 years
	Disability	5.00	5.00	15 years	15 years
Canada	Asbestos & Environmental	5.00	6.00	6 years	6 years
Australia & New Zealand	Asbestos & Environmental	—	6.15	—	16 years

In determining the average period to ultimate claims settlement, estimates have been made based on the underlying claims settlement patterns.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 29 continued

Claims incurred in the General Business Technical Account include amounts in respect of accident years prior to 2003 of £653m (2002 £625m). This amount comprises changes to reported claims from prior accident years as well as increases in provisions for claims incurred in prior accident years but not reported at the balance sheet date. The majority was incurred in respect of liability business, including bodily injury claims on motor portfolios, in Canada, Scandinavia and Ireland, speciality general liability including asbestos in the US, asbestos claims in the UK, workers compensation claims in the US and Denmark and the discontinued inwards reinsurance book in the UK.

30.	PROVISIONS FOR OTHER RISKS AND CHARGES

Provisions for other risks and charges and their related movements during 2003, 2002 and 2001 were as follows:

	Integration/ Reorganization provision	Deferred Taxation Restated	Pensions and post retirement benefits	Other provisions	Total
	£m	£m	£m	£m	£m

At January 1, 2001	50	890	138	139	1,217
Charged/transferred	9	(621)	27	17	(568)
Utilized	(17)	—	(23)	(73)	(113)
Exchange adjustments	1	1	(1)	—	1
Transferred to other debtors	—	97	—	—	97
Disposal of subsidiary undertakings	(2)	(29)	(1)	(1)	(33)

At December 31, 2001	41	338	140	82	601
Charged/transferred	98	(369)	69	25	(177)
Utilized	(37)	—	(50)	(23)	(110)
Exchange adjustments	(1)	(7)	(3)	(2)	(13)
Transferred to other debtors	—	110	—	—	110
Disposal of subsidiary undertakings	—	10	(25)	(7)	(22)

At December 31, 2002	101	82	131	75	389
Charged/transferred	202	226	67	131	626
Utilized	(172)	—	(130)	(94)	(396)
Exchange adjustments	(1)	6	(2)	—	3
Transferred to other debtors/prepayments	—	(146)	(10)	—	(156)
Disposal of subsidiary undertakings	—	(53)	(5)	(6)	(64)

At December 31, 2003	130	115	51	106	402

Reorganization provisions comprise costs relating to reorganizations mainly within the US general business and UK life and general business. This provision primarily comprises severance and property costs and is part of a program to achieve business improvement and expense savings to be substantially achieved by year end 2006.

Other provisions include various litigation provisions of £6m, the payment of which is dependent upon legal processes. In addition, there are provisions of £57m held relating to vacant property leases, dilapidations and refurbishments, the costs relating to which will be borne across the period over which the leases expire, which is up to 20 years.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

31.	BORROWINGS

	2003 £m	2002 £m

Debenture loans
Secured
5% (2002 10.47%) mortgage loans, due May 1, 2013, monthly payments of £0.13m principal and interest, collateralized by real estate	12	13
Unsecured
9.625% subordinated bonds due 2003, interest payable annually	—	90
Other	—	2

Total debenture loans	12	105
Amounts owed to credit institutions—unsecured
Under committed credit facilities	400	566
Other	22	31

Total borrowings	434	702
Less borrowings repayable within one year	(102)	(683)

Total borrowings repayable after more than one year	332	19

Borrowings at December 31 were repayable as follows:

	2003 £m	2002 £m

One year or less	102	683
After one year and within two years	85	1
After two years and within three years	234	1
After three years and within four years	—	1
After four years and within five years	—	—
After five years	13	16

	434	702

Loans from credit institutions of £400m at December 31, 2003 (2002 £566m) under committed credit facilities have been classified by reference to the earliest date on which repayment may be demanded by the lender. At December 31, 2003 total committed credit facilities available to the Group were £400m (2002 £1,454m), of which £83m (2002 £1,454m) expire within one year, £83m (2002 £nil) expire within one to two years, and £234m (2002 £nil) expire within two to five years. £400m was committed under a three year amortizing club deal which expires in October 2006. The amount outstanding at December 31, 2003 was £400m (2002 £566m). This facility currently bears interest at 125 basis points over LIBOR and there is a commitment fee charged at 50% of the applicable margin of the unused portion of the facility. The facility is subject to cross default conditions.

The secured debenture loans are secured on certain properties of the Group with a market value of £11m as at December 31, 2003.

At December 31, 2003 and 2002 the Group had in place a one billion US dollar Euro commercial paper program. There were no amounts outstanding at December 31, 2003 (2002 £nil).

The weighted average interest rate on short term borrowings at December 31, 2003 was 5.01% (2002 4.23%).

At December 31, 2003 interest payable on amounts repayable within five years was £28m (2002 £45m) and after five years £1m (2002 £2m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	CREDITORS (OTHER LIABILITIES)

Other creditors including taxation and social security in the consolidated balance sheet at December 31, 2003 includes a liability of £85m (2002 £168m) in respect of corporation tax payable.

33.	DEFERRED TAXATION

	2003 £m	2002 £m

Unrealized investment gains	(164)	(260)
Other timing differences other than on long term (life) business	71	336

	(93)	76
Discount	26	7

	(67)	83
Pension costs	13	42

Deferred tax asset/(provision)	(54)	125

Deferred tax assets that cannot be recovered against deferred tax liabilities have been recognized only to the extent that the directors believe that there will be suitable taxable profits to absorb them in the foreseeable future. Net deferred tax assets are principally attributable to discounting of claims reserves and unclaimed capital allowances in the UK.

No credit has been taken in the deferred tax provision for UK tax losses with an estimated tax value of £135m. This amount comprises capital losses that arose prior to the merger of the Royal Insurance and Sun Alliance groups and trading losses, the use of which is severely restricted by UK tax law. The recoverability of any associated deferred tax asset is therefore considered unlikely.

A deferred tax asset has not been recognized in respect of UK capital losses with an estimated value of £43m, or for non-UK tax losses and other tax assets with a tax value of £226m (including £212m in respect of the US) as it is not considered likely that suitable profits will arise to absorb these losses in the near future.

Deferred tax assets and liabilities are discounted at rates reflecting post-tax yields to maturity that can be obtained at the balance sheet date on government bonds with maturity dates and in currencies similar to those of the deferred tax assets and liabilities. The discount rates used are within the range of 1% to 5%.

34.	OPERATING LEASES

	Land and buildings		Other
	2003	2002	2003	2002
	£m	£m	£m	£m

Annual commitments under non-cancellable operating leases which expire:
One year or less	7	10	2	4
Between years two and five	24	40	6	11
After five years	50	60	—	—

	81	110	8	15

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 34 continued

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

	2003	2002
	£m	£m

Land and buildings	66	65
Shares and other variable yield securities and units in unit trusts	260	302
Debt securities and other fixed income securities	107	85
Cash at bank and in hand	9	14

	442	466
Debtors	2	2
Creditors	(1)	(2)

Net assets	443	466

36.	RECONCILIATION OF TOTAL GROUP OPERATING PROFIT/(LOSS) BEFORE TAX TO NET CASH INFLOW

	2003	2002	2001
	£m	£m	£m

Total Group operating profit/(loss) before tax (*)	133	(1,202)	(1,158)
Unrealized and realized (losses)/gains	(87)	276	547
Change in technical provisions and equalization provisions	(112)	539	1,063
Profits relating to long term (life) business	(546)	(209)	(173)
Contingent loan finance to long term business funds	(160)	(160)	—
Cash received from long term (life) business	160	94	92
Depreciation	58	74	73
Amortization and impairment of goodwill and goodwill in acquired claims provisions	43	738	95
Interest on dated loan capital	53	52	58
Change in debtors less creditors	588	(211)	(481)

Net cash inflow/(outflow) from operating activities	130	(9)	116

(*)	Excludes share of results of associated undertakings of £29m in 2003 (2002 £(4)m, 2001 £20m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	MOVEMENTS IN OPENING AND CLOSING PORTFOLIO INVESTMENTS NET OF FINANCING

	2003	2002	2001
	£m	£m	£m

Net cash (outflow)/inflow for the period	(184)	108	(28)
Increase/(decrease) in net portfolio investments	1,711	(89)	613
Decrease/(increase) in borrowings	257	380	(701)
Issue of share capital	(960)	(2)	(14)

Movement arising from cash flows	824	397	(130)
Movement in long term (life) business	(1,127)	(1,811)	(3,512)
Acquisitions and disposals of subsidiary undertakings	(1,466)	(622)	(481)
Changes in fair values and exchange rates	17	(680)	(720)
Portfolio transfers	—	—	98
Other	(15)	36	73

Total movement in portfolio investments net of financing	(1,767)	(2,680)	(4,672)

Portfolio investments net of financing
At January 1	39,098	41,778	46,450

At December 31	37,331	39,098	41,778

38.	PORTFOLIO INVESTMENTS

	2003 £m	2002 £m	2001 £m

Purchase of portfolio investments
Land and buildings	270	16	53
Shares and other variable yield securities	5,583	978	1,308
Loans, debt securities and fixed income securities	19,345	27,087	13,971

	25,198	28,081	15,332

Sale of portfolio investments
Land and buildings	(42)	(46)	(49)
Shares and other variable yield securities	(5,849)	(1,984)	(1,943)
Loans, debt securities and fixed income securities	(17,727)	(25,944)	(13,393)

	(23,618)	(27,974)	(15,385)
Net increase/(decrease) in deposits with credit institutions	131	(196)	666

Net portfolio investments	1,711	(89)	613

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	MOVEMENTS IN CASH, PORTFOLIO INVESTMENTS AND FINANCING

	At January 1 £m	Cash flow £m	Long term (life) business £m	Acquisitions and disposal of subsidiary undertakings (excl cash) £m	Cfwd below £m

2003
Land and buildings	2,975	228	(72)	(2)	3,129
Shares and other variable yield securities	5,888	(266)	(1,091)	(12)	4,519
Loans, debt securities and fixed income securities	30,229	1,618	542	(1,124)	31,265
Deposits with credit institutions	1,256	131	(217)	(336)	834
Net cash at bank and in hand	957	(184)	(291)	—	482
Share capital/premium	(732)	(960)	—	—	(1,692)
Borrowings	(702)	257	2	8	(435)
Dated loan capital	(773)	—	—	—	(773)

	39,098	824	(1,127)	(1,466)	37,329

	Bfwd from above £m	Market value and currency £m	Other £m	At December 31 £m

2003
Land and buildings	3,129	(17)	6	3,118
Shares and other variable yield securities	4,519	132	232	4,883
Loans, debt securities and fixed income securities	31,265	(131)	(227)	30,907
Deposits with credit institutions	834	2	(22)	814
Net cash at bank and in hand	482	25	(4)	503
Share capital/premium	(1,692)	—	—	(1,692)
Borrowings	(435)	1	—	(434)
Dated loan capital	(773)	5	—	(768)

	37,329	17	(15)	37,331

	At January 1 £m	Cash flow £m	Long term (life) business £m	Acquisitions and disposal of subsidiary undertakings (excl cash) £m	Cfwd below £m

2002
Land and buildings	2,937	(30)	76	(13)	2,970
Shares and other variable yield securities	11,632	(1,006)	(4,071)	(144)	6,411
Loans, debt securities and fixed income securities	27,485	1,143	1,993	(307)	30,314
Deposits with credit institutions	1,538	(196)	135	(144)	1,333
Net cash at bank and in hand	784	108	55	—	947
Share capital/premium	(730)	(2)	—	—	(732)
Borrowings	(1,084)	380	1	—	(703)
Dated loan capital	(784)	—	—	—	(784)

	41,778	397	(1,811)	(608)	39,756

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 39 continued
	Bfwd from above £m	Market value and currency £m	Other £m	At December 31 £m

2002
Land and buildings	2,970	5	—	2,975
Shares and other variable yield securities	6,411	(562)	39	5,888
Loans, debt securities and fixed income securities	30,314	(79)	(6)	30,229
Deposits with credit institutions	1,333	(66)	(11)	1,256
Net cash at bank and in hand	947	10	—	957
Share capital/premium	(732)	—	—	(732)
Borrowings	(703)	1	—	(702)
Dated loan capital	(784)	11	—	(773)

	39,756	(680)	22	39,098

	At January 1 £m	Cash flow £m	Long term (life) business £m	Acquisitions and disposal of subsidiary undertakings (excl cash) £m	Cfwd below £m

2001
Land and buildings	2,699	4	274	(20)	2,957
Shares and other variable yield securities	17,780	(635)	(4,949)	9	12,205
Loans, debt securities and fixed income securities	26,265	578	1,065	(474)	27,434
Deposits with credit institutions	830	666	41	4	1,541
Net cash at bank and in hand	754	(28)	58	—	784
Share capital/premium	(712)	(14)	—	—	(726)
Borrowings	(382)	(701)	(1)	—	(1,084)
Dated loan capital	(784)	—	—	—	(784)

	46,450	(130)	(3,512)	(481)	42,327

	Bfwd from above £m	Portfolio transfers £m	Market value and currency £m	Other £m	At December 31 £m

2001
Land and buildings	2,957	—	(17)	(3)	2,937
Shares and other variable yield securities	12,205	—	(590)	17	11,632
Loans, debt securities and fixed income securities	27,434	98	(94)	47	27,485
Deposits with credit institutions	1,541	—	(18)	15	1,538
Net cash at bank and in hand	784	—	(1)	1	784
Share capital/premium	(726)	—	—	(4)	(730)
Borrowings	(1,084)	—	—	—	(1,084)
Dated loan capital	(784)	—	—	—	(784)

	42,327	98	(720)	73	41,778

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continue

40.	ANALYSIS OF THE NET OUTFLOW OF CASH IN RESPECT OF ACQUISITIONS OF SUBSIDIARY UNDERTAKINGS

	2003 £m	2002 £m	2001 £m

Cash consideration	(1)	(32)	(141)
Cash at bank and in hand acquired	—	—	2

Net outflow of cash in respect of acquisitions of subsidiary undertakings	(1)	(32)	(139)

41.	DISPOSAL OF SUBSIDIARIES

Disposals in 2003 comprise:

2003 Total £m

Net assets disposed of:
Intangible assets	64
Investments	1,474
Value of long term business	26
Cash at bank	16
Other assets	944
Other liabilities	(254)
Technical provisions for general business	(1,490)
Profit on disposal before write off of goodwill	16

Total disposal consideration	796
Consideration in respect of prior year disposals	51

Total cash consideration	847

Disposals in 2002 comprise:

2002 Total £m

Net assets disposed of:
Intangible assets	9
Investments	621
Value of long term business	69
Cash at bank	43
Other assets	481
Other liabilities	(122)
Technical provisions for general business	(557)
Profit on disposal before write off of goodwill	185

Total disposal consideration	729
Satisfied by cash consideration	709

Deferred consideration	20

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	TRANSACTIONS WITH RELATED PARTIES

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

On October 1, 2002 the Phoenix non-participating fund acquired RSALI for £219m. RSALI was transferred to Phoenix for the value of its embedded value at that date. RSALI is now treated as an investment of the non-participating fund and any movement in its net asset value arising after that date will be reflected within the Fund for Future Appropriations within the Phoenix fund, rather than in the balance on the Long Term Business Technical Account. The movement in the RSALI shareholders’ accrued interest in the three months ended December 31, 2002 was a loss of £40m which included £21m of recognized costs relating to the closure of its business. The Phoenix result is determined by the Appointed Actuary having regard to the accumulated surplus in the non participating fund. The profit so recognized in the Long Term Business Technical Account in 2002 amounted to £41m (2001 £50m).

The long term fund of Phoenix comprises both participating and non-participating long term insurance policies. As a consequence of a number of regulatory and internal developments, it is now possible to identify and attribute the surplus in the Phoenix non-participating life fund to shareholders. Previously there was a contingent interest on the part of the participating fund of the Phoenix, which precluded the recognition of the surplus to shareholders accrued interest under modified statutory solvency assessment. The surplus in the beginning of 2003 (£444m pre-tax, £310m post-tax) was recognized as exceptional profit below the operating result, while the movement in the surplus in 2003 was included in the life and asset accumulation result of £111m.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	SHAREHOLDERS’ INTEREST IN LONG TERM (LIFE) BUSINESS

The total shareholders’ interest in long term (life) business contained within the consolidated balance sheet comprises:

	Shareholders’ accrued interest £m	Value of long term (life) business Restated £m	Shareholders’ funds and subordinated liabilities attributable £m	Total £m

UK
2003	321	—	372	693
2002 (Restated)	—	—	338	338
Scandinavia
2003	—	—	316	316
2002 (Restated)	—	3	322	325
International
2003	—	—	25	25
2002 (Restated)	—	39	127	166
Australia and New Zealand
2003	—	—	—	—
2002 (Restated)	71	44	118	233

Total 2003	321	—	713	1,034

Less notionally attributed to general (property and casualty) business				(300)

2003				734

Total 2002 (Restated)	71	86	905	1,062

Less notionally attributed to general (property and casualty) business				(100)

2002				962

As described in note 1, in 2003 the Group changed its accounting policy on the recognition of the internally generated value of long term insurance business. The value of the long term insurance business at December 31, 2003 was £501m (2002 £898m), excluding shareholders accrued interest of £321m (2002 £71m). This represents the amount considered by the directors, based on internal actuarial advice, to be a prudent value of the shareholders’ interest in the long term business funds not already recognized under the modified statutory principles of profit recognition. The principal assumptions used to calculate the value of the long term insurance business are:

	2003%	2002%

Investment return:
Fixed interest	4.84	4.50
UK equities	7.34	7.00
Overseas equities	7.34	7.00
Expense inflation	3.50	3.00
Discount rate (including risk margins)	8.40	8.20
Risk margin included within discount rate	5.00	5.00

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 43 continued

The investment returns represent the underlying long term business assumptions implicit in the calculation of the value of long term business.

Shareholders’ accrued interest represents the excess of accumulated profit recognized for long term (life) business over the statutory transfers made from the long term funds to shareholders. The amount of profit recognized as shareholders’ accrued interest is credited to the profit and loss account (retained earnings) within capital and reserves.

Value of acquired long term (life) business is described in the accounting policies and in note 19.

Shareholders’ funds attributable represent those assets held outside the long term funds but which are assessed by the directors to be the amount maintained in support of the long term (life) business. They comprise both profit and loss and other reserve items.

44.	OPERATING SEGMENTS

A new regional structure that reflects the changes taking place in our business and our geographic focus was implemented in stages during 2003. Following the initial public offering of shares in our Australian and New Zealand businesses, the sale and renewal rights deals for much of our U.S. business and other disposals, we decided that the old groupings of Americas, Asia Pacific and EMEA (Europe, Middle East and Africa), which were introduced in 1998, were no longer appropriate.

In 2003, the Group reorganized its operations outside of the United Kingdom, thereby increasing the number of regions, as follows: United Kingdom, Scandinavia, United States, Canada, International and Australia & New Zealand. The 2002 and 2001 results have been restated accordingly. This realignment is consistent with how the Group manages its business and the markets it serves.

Property and casualty business is conducted within each of the operating segments. Life and asset accumulation operations are conducted in the UK and International operating segments. For management purposes (including performance evaluation and assessment for resource allocation) the Group analyzes personal and commercial property and casualty business and life and asset accumulation financial performance results within each of the segments. The financial results for each of the six segments are reported to the Board of Directors. Further information is provided to the segment managers, sub-divided, where appropriate, between the property and casualty and life and asset accumulation operations. Group operating result (based on the longer term investment return) from other activities for purposes of segmental reporting consists of profit from the non-insurance businesses including the estate agency, investment management and the insurance broking operations in prior years. In addition, it includes income from investments accounted for using the equity method, the longer term rate of investment return applied to the excess shareholders’ capital, expenses related to borrowing activities, central expenses not allocated to operations and interest expense.

The Group currently offers customers the following product lines as indicated above unless otherwise noted below:

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

Net premiums written and the related insurance results are attributed directly to each operating segment and between the property and casualty and, where appropriate, life and asset accumulation operations within each operating segment. Policy fee revenue earned from the sale of unit trusts and personal equity plans are included in the operating results of the segments and are not significant. For purposes of determining the operating result (based on longer term investment return), assets directly attributable to the long term (life) business operations in each operating segment are allocated solely to that business. All remaining assets are allocated between the property and casualty operations and shareholder activities within each segment based on the level of investments necessary to support the property and casualty liabilities including a solvency margin and sufficient risk-based capital to support ongoing organic growth requirements and acquisition initiatives within each segment. Central expenses incurred for the benefit of segment operations are allocated to the segments based on usage of those services, those not so allocated are included in the results of other activities.

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 44 continued

	Total			Property and Casualty			Life and asset accumulation business
	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

Net premiums written (note 1, 16, 17)
United Kingdom (note 10, 11)	3,730	4,381	5,254	2,822	3,426	3,490	908	955	1,764
Scandinavia	1,513	1,236	1,001	1,167	952	757	346	284	244
US (note 12)	1,090	1,895	2,168	1,090	1,895	2,168	—	—	—
Canada	503	527	660	503	527	579	—	—	81
International (note 4, 5)	912	1,513	1,812	765	1,079	1,205	147	434	607
Australia and New Zealand	355	965	817	283	756	614	72	209	203

	8,103	10,517	11,712	6,630	8,635	8,813	1,473	1,882	2,899

Underwriting result/long term (life) technical income less charges (note 2)
United Kingdom (note 11)	479	(67)	(377)	(76)	(177)	(495)	555	110	118
Scandinavia	25	(23)	(21)	(11)	(94)	(45)	36	71	24
US (note 13)	(748)	(454)	(618)	(748)	(454)	(618)	—	—	—
Canada	(23)	(88)	(44)	(23)	(88)	(44)	—	—	—
International (note 6, 7)	—	(128)	(31)	35	(130)	(34)	(35)	2	3
Australia and New Zealand	2	53	34	12	27	6	(10)	26	28

	(265)	(707)	(1,057)	(811)	(916)	(1,230)	546	209	173

Group operating result (based on longer term investment return) (note 3)
United Kingdom (note 11)	389	305	73	278	195	(45)	111	110	118
Scandinavia	134	94	90	96	23	66	38	71	24
US (note 14)	(469)	(201)	(171)	(469)	(201)	(171)	—	—	—
Canada	35	(25)	21	35	(25)	21	—	—	—
International (note 8, 9)	115	11	51	108	—	44	7	11	7
Australia and New Zealand	47	132	111	35	97	74	12	35	37

	251	316	175	83	89	(11)	168	227	186
Other activities (note 15)	(111)	(90)	(159)

Group operating result (based on longer term investment return)	140	226	16

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 44 continued

		Total
	2003 £m	Restated 2002 £m	Restated 2001 £m

Group operating result (based on longer term investment return) Bfwd	140	226	16
Amounts not allocated to operating segments:
Interest on dated loan capital liabilities	(53)	(52)	(58)
Changes in equalization provisions	(24)	1	(46)
Amortization and impairment of goodwill	(24)	(713)	(58)
Amortization of goodwill in acquired claims provisions	(19)	(25)	(37)
Reorganization/additional integration costs	(202)	(79)	(97)
Amortization of present value of acquired in force business	(66)	(13)	(13)
Exceptional gain on UK long term insurance business	444	—	—

Group operating profit/(loss) (based on longer term investment return)	196	(655)	(293)
Short term investment fluctuations	(34)	(551)	(845)

Profit/(loss) on ordinary activities before exceptional items and tax	162	(1,206)	(1,138)
(Loss)/profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	(308)	253	(72)

Loss on ordinary activities before tax	(146)	(953)	(1,210)

	Property and Casualty
	Personal			Commercial			Total
	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

Net premiums written (note 1, 16)
United Kingdom (note 11)	1,152	1,647	1,691	1,670	1,779	1,799	2,822	3,426	3,490
Scandinavia	618	525	418	549	427	339	1,167	952	757
US (note 12)	460	470	561	630	1,425	1,607	1,090	1,895	2,168
Canada	374	348	372	129	179	207	503	527	579
International (note 4)	370	530	645	395	549	560	765	1,079	1,205
Australia and New Zealand	197	502	411	86	254	203	283	756	614

	3,171	4,022	4,098	3,459	4,613	4,715	6,630	8,635	8,813

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 44 continued

	Property and Casualty
	Personal			Commercial			Total
	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

Underwriting result
United Kingdom (note 11)	(69)	(181)	(37)	(7)	4	(458)	(76)	(177)	(495)
Scandinavia	(38)	(42)	(16)	27	(52)	(29)	(11)	(94)	(45)
US (note 13)	21	(31)	(49)	(769)	(423)	(569)	(748)	(454)	(618)
Canada	(12)	(51)	(21)	(11)	(37)	(23)	(23)	(88)	(44)
International (note 6)	27	(62)	(22)	8	(68)	(12)	35	(130)	(34)
Australia and New Zealand	6	35	17	6	(8)	(11)	12	27	6

	(65)	(332)	(128)	(746)	(584)	(1,102)	(811)	(916)	(1,230)

Group operating result (based on longer term investment return) (note 3)
United Kingdom (note 11)	52	(21)	129	226	216	(174)	278	195	(45)
Scandinavia	23	21	45	73	2	21	96	23	66
US (note 14)	51	11	(1)	(520)	(212)	(170)	(469)	(201)	(171)
Canada	19	(19)	11	16	(6)	10	35	(25)	21
International (note 8)	60	—	43	48	—	1	108	—	44
Australia and New Zealand	21	80	63	14	17	11	35	97	74

	226	72	290	(143)	17	(301)	83	89	(11)

The Group operating result (based on longer term investment return) reflected in the table above is after taking into account the following:

Notes:
1.	Net premiums written by destination do not differ materially from net premiums written by source.

2.	The balance on the long term (life) business technical account is gross of tax.

3.	Group operating result (based on longer term investment return) is a measure used for internal purposes in the management of our business segments.

4.
Included within International in general business is net written premium of £11m (2002 £277m, 2001 £145m) relating to the Royal & Sun Alliance Insurance Company of Puerto Rico business disposed during the year (2002 Securitas Bremer Algemeine Versicherungs AG, Royal & SunAlliance Schaderverzekering NV and Italy Direct Branch, 2001 Regal Insurance Club Compania Espanola de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA and the comparative relating to the 2003 disposal).

5.
Included within International long term (life) business is net written premium of £95m (2002 £384m, 2001 £570m) relating to the Compañia de Seguros de Vida La Construcción and Royal & Sun Alliance Eurolife Ltd businesses disposed during the year (2002 Securitas Lebensversicherung AG, Royal & SunAlliance Levensverzekering NV, Royal & SunAlliance International Financial Services Ltd and the comparative relating to the 2003 disposals).

6.
Included within International in general business is an underwriting loss of £2m (2002 loss of £28m, 2001 profit of £5m) relating to the Royal & Sun Alliance Insurance Company of Puerto Rico business disposed during the year (2002 Securitas Bremer Algemeine Versicherungs AG, Royal & SunAlliance Schaderverzekering NV and Italy Direct Branch, 2001 Regal Insurance Club Compania Espanola de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA and the comparative for the 2003 disposal).

7.
Included within International long term (life) business is a loss of £33m (2002 profit of £5m, 2001 profit of £8m) relating to the Compañia de Seguros de Vida La Construcción and Royal & Sun Alliance Eurolife Ltd businesses disposed during the year (2002 Securitas Lebensversicherung AG, Royal & SunAlliance Levensverzekering NV, Royal & SunAlliance International Financial Services Ltd and the comparative for the 2003 disposals).

8.
Included within International in general business is an operating result of £nil (2002 profit of £7m, 2001 profit of £16m) relating to the Royal & Sun Alliance Insurance Company of Puerto Rico business disposed during the year (2002 Securitas Bremer Algemeine Versicherungs AG, Royal & SunAlliance Schaderverzekering NV and Italy Direct Branch, 2001 Regal Insurance Club Compania Espanola de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA and the comparative for the 2003 disposal).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 44 continued

9.
Included within International in long term (life) business is an operating profit of £8m (2002 £14m, 2001 £12m) relating to the Compañia de Seguros de Vida La Construcción and Royal & Sun Alliance Eurolife Ltd businesses disposed during the year (2002 Securitas Lebensversicherung AG, Royal & SunAlliance Levensverzekering NV, Royal & SunAlliance International Financial Services Ltd and the comparative for the 2003 disposals).

10.	Included within UK in long term (life) business is net written premium of £nil (2002 £(150)m, 2001 £174m) relating to disposed Group risk business.
11.
Included within UK in general business are net written premiums of £(102)m after the transfer of unearned premium reserves through a reinsurance agreement (2002 £245m, 2001 £268m), an underwriting profit of £5m (2002 £26m, 2001 £11m) and an operating result of £7m (2002 £34m, 2001 £20m), all relating to the disposal of UK Healthcare & Assistance.

12.
Included within US in general business is net written premium of £52m after the transfer of unearned premium reserves through a reinsurance agreement (2002 £320m, 2001 £230m) relating to the Royal Specialty Underwriting Inc and Landmark American Insurance Company businesses disposed of during the year.

13.
Included within US in general business is an underwriting profit of £52m (2002 £133m, 2001 an underwriting loss of £9m) relating to the Royal Specialty Underwriting Inc and Landmark American Insurance Company businesses disposed of during the year.

14.
Included within US in general business is an operating result of £72m (2002 £181m, 2001 £26m) relating to the Royal Specialty Underwriting Inc and Landmark American Insurance Company businesses disposed of during the year.

15.	Included within Other Activities is a loss of £13m (2002 £14m, 2001 £1m) in relation to non insurance activities.
16.
Property and casualty net premiums written in the UK are shown in the above table, and represent 43% of the Group’s total property and casualty net premiums written for the year ended December 31, 2003 (2002 40%, 2001 40%). Property and casualty net premiums written in the US were 16% of the Group’s total property and casualty net premiums written for the year ended December 31, 2003 (2002 22%, 2001 25%). Property and casualty net premiums written in Scandinavia were 18% of the Group’s total property and casualty net premiums written for the year ended December 31, 2003 (2002 11%, 2001 9%). Property and casualty net premiums written in other countries were individually less than 10% of the Group’s total property and casualty net premiums written for the year ended December 31, 2003, 2002 and 2001.

17.
Life and asset accumulation net premiums written in the UK are shown in the above table, and represent 62% of the Group’s total life and asset accumulation net premiums written for the year ended December 31, 2003 (2002 51%, 2001 61%). Life and asset accumulation net premiums written in Scandinavia were 23% of the Group’s total life and asset accumulation net premiums written for the year ended December 31, 2003 (2002 15%, 2001 8%). Life and asset accumulation net premiums written in Isle of Man were 11% and 13% of the Group’s total life and asset accumulation net premiums written for the year ended December 31, 2002 and 2001 respectively. Life and asset accumulation net premiums written in other countries were individually less than 10% of the Group’s total life and asset accumulation net premiums written for the year ended December 31, 2003, 2002 and 2001.

The Group does not accumulate revenues by product, therefore it would be impractical to provide revenues from external customers for each product.

The Group does not have revenue from transactions with a single customer amounting to 10% or more of its revenues.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 44 continued

	Depreciation expense
	UK £m	Scandinavia £m	US £m	Canada £m	International £m	Australia and New Zealand £m	Total £m

Property and Casualty
2003	22	9	13	5	7	2	58
2002	29	9	15	4	10	7	74
2001	27	7	18	4	11	6	73
Life and asset accumulation business
2003	1	19	—	—	1	—	21
2002	3	4	—	—	2	1	10
2001	4	3	—	—	5	1	13
Total
2003	23	28	13	5	8	2	79
2002	32	13	15	4	12	8	84
2001	31	10	18	4	16	7	86

	Amortization of deferred acquisition costs
	UK £m	Scandinavia £m	US £m	Canada £m	International £m	Australia and New Zealand £m	Total £m

Property and Casualty
2003	930	161	561	156	225	62	2,095
2002	949	89	706	149	271	135	2,299
2001	833	102	665	150	296	103	2,149
Life and asset accumulation business
2003	70	19	—	—	17	7	113
2002	137	58	—	—	48	34	277
2001	223	12	—	7	59	15	316
Total
2003	1,000	180	561	156	242	69	2,208
2002	1,085	147	707	149	319	169	2,576
2001	1,058	114	664	157	355	118	2,466

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 44 continued

Actual total capital attributable to the operating segments is as follows:

	Total		Property and Casualty		Life and asset accumulation business
	2003	Restated 2002	2003	Restated 2002	2003	Restated 2002
	£m	£m	£m	£m	£m	£m

Total Capital, reserves and dated loan capital
UK (note 2)	1,484	115	791	(223)	693	338
Scandinavia (note 2, 3)	1,223	1,086	907	761	316	325
US (note 2, 3)	856	1,325	856	1,325	—	—
Canada (note 3)	440	376	440	376	—	—
International (note 3)	401	388	376	222	25	166
Australia and New Zealand (note 4)	—	606	—	373	—	233

	4,404	3,896	3,370	2,834	1,034	1,062

Associated undertakings	122	166
Other businesses (note 1)	(411)	(653)

Net assets	4,115	3,409

Total assets
UK	34,843	35,115	10,827	9,820	24,016	25,295
Scandinavia (note 3)	9,593	8,430	3,753	3,194	5,840	5,236
US (note 3)	6,576	8,354	6,576	8,354	—	—
Canada (note 3)	1,845	1,577	1,845	1,577	—	—
International (note 3)	2,281	2,767	2,185	2,072	96	695
Australia and New Zealand (note 4)	—	3,314	—	2,026	—	1,288

	55,138	59,557	25,186	27,043	29,952	32,514

Associates undertakings	122	166
Other businesses (note 1)	(311)	(589)

Total assets	54,949	59,134

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

	Total		Total Property and Casualty		Life and asset accumulation business
		Restated				Restated
	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m

Allocation of Risk Based Capital (note 2)
UK	1,411	1,338	718	1,000	693	338
Scandinavia	760	686	444	361	316	325
US	788	948	788	948	—	—
Canada	201	211	201	211	—	—
International	389	746	364	580	25	166
Australia and New Zealand	137	587	137	354	—	233

	3,686	4,516	2,652	3,454	1,034	1,062

Surplus/(deficit) capital	532	(1,120)
Goodwill	142	213
Goodwill in acquired claims provisions	74	93
Equalization provisions	(319)	(293)

	4,115	3,409

	Property and Casualty
	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m

Allocation of Risk Based Capital (note 2)
UK	448	625	270	375	718	1,000
Scandinavia	235	197	209	164	444	361
US	202	175	586	773	788	948
Canada	143	131	58	80	201	211
International	163	270	201	310	364	580
Australia and New Zealand	91	225	46	129	137	354

	1,282	1,623	1,370	1,831	2,652	3,454

Notes:
1.
The capital, reserves and dated loan capital attributed to other businesses include those of non insurance businesses and Group borrowings, excluding dated loan capital allocated to the region it relates to.

2.
There are differences between actual regional total capital and those considered to be required on a risk based capital basis due to regulatory requirements at the individual operation level. Included in general (property and casualty) business within US is £272m (2002 £303m) of dated loan capital and within Scandinavia is £350m (2002 £324m) of dated loan capital and within the UK is £146m (2002 £146m) of dated loan capital.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 44 continued

3.
The segmental analysis above has been changed from previous years to reflect the new geographic focus of the Group; the key outcome of this was the creation of the International segment to include all markets outside of the UK, Scandinavia, the US and Canada. The comparative figures for 2002 shown above have been reanalyzed to reflect the new segmental reporting. The change had no effect on the net premiums written, the underwriting result or the Group operating result (based on longer term investment return).

Scandinavia was reported in previous years under EMEA. The US and Canada were reported in previous years under Americas. International was created on May 1, 2003 and comprises businesses in other Europe and Middle East (previously reported under EMEA), Latin America and the Caribbean (previously reported under Americas) and Asia (previously reported under Asia Pacific).

4.
In May 2003 the Group disposed of its general insurance businesses and life and asset accumulation businesses in Australia and New Zealand by way of an Initial Public Offering under the Promina brand. Australia and New Zealand were previously reported under Asia Pacific. In 2003 the results prior to disposal are shown under Australia and New Zealand.

Long lived assets include land and buildings of £3,118m (2002 £2,975m) of which £2,353m (2002 £2,278m) are located in the United Kingdom.

45.	NEW UK GAAP ACCOUNTING PRONOUNCEMENTS

On November 30, 2000, the UK Accounting Standards Board, (“ASB”), issued Financial Reporting Standard No. 17 “Retirement Benefits” (FRS 17). FRS 17 superseded the Statement of Standard Accounting Practice (“SSAP”) No. 24 “Accounting for Pension Costs”. The implementation of the requirements of FRS 17 was originally phased over three years for accounting periods ending on or after June 22, 2001. On November 25, 2002, the ASB issued an amendment to FRS 17 delaying the mandatory full implementation of the standard until accounting periods beginning on or after January 2005.

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

On December 15, 2003 the ASB published Urgent Issues Task Force (“UITF”) Abstract No. 38 “Accounting for ESOP (Employee Share Ownership Plans) Trusts” and related amendments to UITF Abstract No. 17 “Employee Share Schemes”. The new Abstract changes the presentation of an entity’s own shares held in an ESOP trust from requiring them to be recognized as assets to requiring them to be deducted in arriving at shareholders’ funds. This treatment is in line with the revised basis of accounting for treasury shares introduced following a change in company law in the UK. The accounting treatment required by this Abstract should be adopted in financial statements relating to accounting periods ending on or after June 22, 2004, but earlier adoption is encouraged. The Group will adopt the new Abstract during 2004 and the impact on the Group’s financial condition is to reduce shareholders’ funds at December 31, 2003 by £15m.

On March 26, 2004, the ASB announced arrangements to meet the request from the UK Government to carry out an urgent study into the accounting for with-profits business by life insurers. An Advisory Panel has been appointed by the ASB and has been tasked with investigating and making recommendations for UK accounting standards relating to with-profits life assurance business that may realistically and feasibly be made for 2004 financial reporting. Until such time as the ASB produces the results of the study, it is not possible to estimate the impact that any proposals will have upon the Group’s financial condition and results of operations.

On April 7, 2004, the ASB published Financial Reporting Standard No. 20 “Share-based Payment” (FRS 20), which is based upon International Financial Reporting Standard (“IFRS”) 2 “Share-based Payment”.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 45 continued

FRS 20 requires companies to recognize an expense, measured at fair value, in respect of their employee share option plans, share purchase plans, and other share-based payments. It is mandatory for accounting periods beginning on or after January 1, 2005. The Group will be adopting IFRS from January 1, 2005 and hence the impact of this new standard will be reflected in the Group’s financial reporting at this date. A further explanation of the change to IFRS is set out below.

On May 20, 2004, the ASB published Financial Reporting Standard No. 21 “Events after the Balance Sheet Date” (FRS 21), which is based upon the International Accounting Standard (“IAS”) 10 “Events after the Balance Sheet Date”. The principal difference from the existing UK standard, which FRS 21 replaces from 2005, is to remove the requirement to report dividends proposed after the balance sheet date in the profit and loss account, and instead to require disclosures in the notes to the financial statements. This accords with the now generally accepted view that dividends declared after the balance sheet date should not be reported as liabilities. The UK Government has announced a parallel change in the law to take effect also in 2005. The Group will be adopting IFRS from January 1, 2005 and hence the impact of this new standard will be reflected in the Group’s financial reporting at this date. A further explanation of the change to IFRS is set out below.

On November 17, 2003, the Association of British Insurers published its revised Statement of Recommended Practice (“SORP”) on “Accounting for Insurance Business”. The revised SORP, which replaces the statement issued in December 1998, applies to financial statements for accounting periods beginning on or after January 1, 2004, but earlier adoption is encouraged. The main changes introduced in the revised SORP were:

•	the recognition of any self-generated present value of in force life insurance business in the balance sheet is no longer permitted;

•
the provisions on accounting for reinsurance contracts have been amalgamated and strengthened in particular by providing that, where material, any financial reinsurance element should not result in a net credit to the profit and loss account at inception; and

•
the introduction of new provisions on estimation techniques uncertainty and contingent liabilities that are consistent with FRS 12 (provisions, liabilities and assets) and FRS 18 (accounting policies).

The Group did not adopt the revised SORP during 2003 but did make a change to its accounting policies to no longer recognize the self-generated present value of in force life insurance business in the balance sheet. The impact of this accounting change is set out in note 2 to our consolidated financial statements. The Group does not expect that the adoption of the revised SORP will have a material effect on the Group’s financial condition and results of operations.

The European Union (“EU”) requires that all listed European companies, including banks and insurers, prepare their 2005 financial statements in accordance with EU endorsed International Accounting Standards (“IAS”). It is intended that the International Accounting Standards Board (“IASB”) will, during 2004, have completed its deliberations, and all International Financial Reporting Standards (“IFRS”) that are intended to apply for 2005 reporting will be complete.

When the review and the endorsement process has been completed the IASB’s standards, for the consolidated financial statements of listed groups, will replace the UK Accounting Standards Board’s (“ASB”) standards and the Association of British Insurers (“ABI”) Statements of Recommended Practice on accounting for insurance.

At present the IASB’s process for completing the standards for adoption in 2005 is almost complete but the key area that remains outstanding is of a particular significance to banks and insurers. The outstanding area is

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 45 continued

the criteria attaching to assets carried at fair value as to whether the value movements may be recorded in the profit and loss account or whether they need to be recorded in shareholders’ equity. This area is the subject of an exposure draft, “Proposed amendments to IAS 39 Financial Instruments: Recognition and measurement: the fair value option” published by the IASB on April 21, 2004.

In addition to these outstanding items the practical application of the IASB’s standard on insurance contracts, IFRS 4, which was issued on March 31, 2004 is subject to detailed consideration by the life insurance industry in the EU and the major auditing firms. Established practise will take some time during 2004 to fully develop.

Although the requirements of IFRS 4 are known there remain various detailed but significant points that arise from the combined effect of the current version of IAS 39, the IASB’s macro-hedging rules, IFRS 4 and the IASB’s exposure draft on the fair value option that make any assessment of the likely impact at best preliminary, and certainly subject to possible significant change.

The Group is still completing its assessment of the impact of adoption of IFRS on its financial statements.

Although the EU has approved those standards that are either less contentious, or required less amendment as part of the IASB’s improvement project, the endorsement of IAS 39 and IFRS 4 remain outstanding. At present there is no certainty that all IASB standards will be fully endorsed in time for the 2005 deadline. However, the Group is developing its IFRS transition program in the expectation that all IASB standards, including IAS 39 and IFRS 4, will be endorsed by the end of 2004.

46.	SUBSEQUENT EVENTS

As from January 1, 2004 the Group entered into an 8% quota share insurance program covering the majority of the general (property and casualty) business written in the UK, Denmark, Ireland, and Canada.

In February 2004, the Group entered into an agreement to sell its Peruvian general and life insurance interests to Rimac-Internacional Compania de Seguros y Reaseguros for a total consideration of £17m. The Group also announced it was selling its 14.5% shareholding in Rimac-Internacional Compania de Seguros y Reaseguros.

In January 2004, the Group announced the sale of its 37.5% shareholding in its South African operation, Mutual & Federal Insurance Company Limited for £100m cash. This disposal was completed in April 2004.

In April 2004, the Group announced the sale of its 81.8% shareholding in its Polish life subsidiary, Royal PBK for a consideration of £0.2m.

In June 2004, the Group announced the sale of its 71.7% shareholding in its Danish life subsidiaries, Codan Pensionsforsikring A/S, A/S Forsikringsselskabet Codan Pension, Forsikringsselskabet Hafnia Liv A/S, Forsikringsselskabet Hafnia Liv III A/S, and its 36.6% shareholding in A/S Forsikringsselskabet Codan Link, for a total consideration of £173m.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

47.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

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

	2003	Restated 2002	Restated 2001
	£m	£m	£m

Loss for the financial year attributable to shareholders in accordance with UK GAAP	(382)	(871)	(852)
Value of long term (life) business (note B)	(33)	(80)	(52)
Equalization provisions (reserves) (note C)	24	(38)	46
Goodwill (note D)	330	87	90
Investments (note E)	398	478	1,532
Real estate (note F)	25	7	13
Intercompany sales of real estate (note G)	(36)	22	—
Pensions (note H)	(92)	(20)	75
Post retirement benefits (note I)	1	—	1
Stock compensation (note J)	(8)	(42)	(2)
Discounting of claims provisions (note K)	(60)	(121)	(214)
Deferred income (note L)	(1)	202	51
Deferred acquisition costs (note M)	118	(460)	(47)
Long term (life) business provision (note N)	(831)	(164)	(1,713)
Foreign currency translation (note P)	(53)	(43)	10
Policyholder allocations (note Q)	232	289	814
Internal software costs capitalized (note T)	1	(1)	(7)
Employee share option plan (note U)	—	36	—
Tax effect of US GAAP adjustments (note O)	(190)	—	(48)
Impact of US GAAP adjustments on profit attributable to minority interests (note V)	(7)	(4)	18
Other adjustments	(8)	(3)	5

Consolidated net loss in accordance with US GAAP	(572)	(726)	(280)

Refer to note 2 for explanation of restatement.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 47 continued

	2003
	Gross adjustment	Policyholder share	Shareholder share
	£m	£m	£m

Consolidated Shareholders’ Funds in accordance with UK GAAP			3,001
Fund for future appropriations (note A)	2,104	(1,931)	173
Value of long term (life) business (note B)	10	—	10
Equalization provisions (reserves) (note C)	319	—	319
Goodwill (note D)	61	—	61
Investments (note E)	(127)	(6)	(133)
Real estate (note F)	(1,184)	906	(278)
Intercompany sales of real estate (note G)	(111)	—	(111)
Pensions (note H)	(213)	—	(213)
Post retirement benefits (note I)	(11)	—	(11)
Discounting of claims provisions (note K)	(526)	—	(526)
Deferred income (note L)	(229)	13	(216)
Deferred acquisition costs (note M)	463	(258)	205
Long term (life) business provision (note N)	(149)	224	75
Deferred taxes (note O)	14	57	71
Dividends (note R)	83	—	83
Structured settlements (note S)	(6)	—	(6)
Internal software costs capitalized (note T)	13	—	13
Employee share option plan (note U)	(15)	—	(15)
Minority interests (note V)	22	—	22
Other	(3)	1	(2)

Consolidated Shareholders’ Funds in accordance with US GAAP		(994)	2,522

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 47 continued

	Restated 2002
	Gross adjustment	Policyholder share	Shareholder share
	£m	£m	£m

Consolidated Shareholders’ Funds in accordance with UK GAAP			2,231
Fund for future appropriations (note A)	1,669	(1,232)	437
Value of long term (life) business (note B)	6	—	6
Equalization provisions (reserves) (note C)	293	—	293
Goodwill (note D)	68	—	68
Investments (note E)	(182)	—	(182)
Real estate (note F)	(1,212)	911	(301)
Intercompany sales of real estate (note G)	(75)	—	(75)
Pensions (note H)	471	—	471
Post retirement benefits (note I)	(11)	—	(11)
Discounting of claims provisions (note K)	(499)	—	(499)
Deferred income (note L)	(227)	12	(215)
Deferred acquisition costs (note M)	353	(198)	155
Long term (life) business provision (note N)	684	(450)	234
Deferred taxes (note O)	(104)	44	(60)
Dividends (note R)	29	—	29
Structured settlements (note S)	(6)	—	(6)
Internal software costs capitalized (note T)	12	—	12
Employee share option plan (note U)	(15)	—	(15)
Minority interests (note V)	24	—	24
Other	4	—	4

Consolidated Shareholders’ Funds in accordance with US GAAP		(913)	2,600

Refer to note 2 for explanation of restatement.

Participating Contracts

A significant proportion of the life insurance issued by the Group was in the form of participating insurance. A participating contract provides the policyholders with a contingent interest in the excess assets over the liabilities (known as “surplus”) of the life company issuing the contract. Policyholder bonuses (dividends) are declared annually by the Board of Directors and credited to the individual policies from the surplus in the company.

Participating business was written by a number of the Group’s life insurance operations and the participating rights of these contracts vary by contract, by company and by the market in which the contract is issued. Participating business accounts for 56.8% (2002 61.4%, 2001 50.6%) of our net written premiums and policy fees.

As of December 31, 2003, UK with-profits companies represented 75.2% (2002 72.9%) of the future policy benefits and policy contract deposits of the Group. UK with-profits policies entitle the policyholder to participate in the total surplus within the life fund of the UK insurance company subsidiary which issued the policy. Regular bonuses are determined annually by the issuing company’s actuary and the Board of Directors. The bonuses that may be declared are highly correlated to the overall performance of the underlying assets and liabilities of the fund in which the contracts participate and are the subject of normal variability and volatility.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 47 continued

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

Certain long term funds (life insurance companies) comprise either participating, or both participating and non-participating long term (life) business contracts, where policyholders have a contingent interest in the excess of assets over liabilities in the fund. Under UK GAAP, such excess is reflected in the fund for future appropriations until appropriated between policyholders and shareholders. The UK GAAP fund for future appropriations therefore comprises the full unappropriated excess of assets over liabilities. US GAAP requires such excesses to be appropriated between shareholders and policyholders in the proportion prescribed either by the legal form of the company or the terms of the contracts concerned, taking into account policyholders’ reasonable expectations. The US GAAP undistributed policyholder allocations liability therefore comprises only the policyholders’ share of excess assets over liabilities. The equity reconciliation adjustment therefore reflects the attribution of the shareholders’ share of the UK GAAP fund for future appropriations to shareholders’ equity. The policyholder share of the UK GAAP fund for future appropriations together with the policyholder share of other US GAAP adjustments forms the US GAAP liability for undistributed policyholder allocations. The net income impact of each difference flows through the policyholder allocation line item of the net income reconciliation (refer note 47Q).

During 2002, due to the profit recognition methods prescribed by the modified statutory basis of accounting under UK GAAP and the legally segregated nature of the long term (life) business of Phoenix Assurance plc, the UK GAAP financial statements include £3m (2001 £8m) of net loss arising from a financial reassurance arrangement entered into between two wholly owned subsidiaries of the Group. This gain is eliminated under US GAAP.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 47 continued

B.	VALUE OF LONG TERM (LIFE) BUSINESS

The value of long term (life) business (VLTB) represents the value attributable to shareholders of the future cash flows (discounted for interest) arising from in-force long term (life) business policies (both acquired and internally generated) in excess of that already recognized in the profit and loss account. Under UK GAAP the Group previously recognized both acquired and internally generated VLTB. During 2003 the International Accounting Standards Board issued an exposure draft, ED5 – Insurance Contracts (this has been subsequently superseded by IRFS 4). ED5 proposed that the continuation of an existing accounting policy that recognises the internally generated value of long term (life) insurance business should be permitted but placed constraints on adopting a new accounting policy that recognises such value.

The directors reviewed the Group’s existing policy in the light of the requirement to change the accounting policy in 2004 and the acknowledgment that the new policy will continue on adoption of International Financial Reporting Standards (IFRS) in 2005. The directors concluded that it would be appropriate to make the change in the 2003 financial statements and to derecognise the internally generated value of long term (life) insurance business.

Under US GAAP the Group recognizes the present value of the acquired VLTB as of the date of acquisition which is amortized over the profit recognition period of the policies acquired.

The adjustment to consolidated shareholders’ equity is calculated as follows:

	2003 £m	Restated 2002 £m

Value of long term (life) business as disclosed under UK GAAP	—	(86)
Present value of profits of acquired long term business	15	125
Deferred taxes on acquired present value of profits	(5)	(33)

Consolidated shareholders’ equity adjustment	10	6

The consolidated net income adjustment is calculated as follows:

	2003 £m	Restated 2002 £m	Restated 2001 £m

Amortization	(102)	(27)	(36)
Interest accrued	3	3	4
Disposal of business	—	(69)	(33)

US GAAP income statement impact	(99)	(93)	(65)
UK GAAP income statement impact	(66)	(13)	(13)

Consolidated net income adjustment	(33)	(80)	(52)

C.	EQUALIZATION PROVISIONS (RESERVES)

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 47 continued

D.	GOODWILL

Under UK GAAP, goodwill is capitalized and amortized on a straight line basis over its useful economic life being not more than 20 years. Under US GAAP, goodwill is capitalized on the balance sheet and is subject to an annual impairment test.

The goodwill recognized under US GAAP is made up as follows:

	2003 £m	2002 £m

Goodwill as at January 1	279	1,077
Exchange	19	(14)
Additions	—	19
Disposals	(90)	(9)
Transfers	(22)	(110)
Impairment	(5)	(684)

Goodwill as at December 31	181	279

	As at January 1 2003 £m	Exchange £m	Additions/ (Disposals) £m	Transfers £m	Impairment £m	As at December 31, 2003 £m

UK	31	—	—	—	(5)	26
Scandinavia	112	9	—	—	—	121
US	—	—	—	—	—	—
Canada	30	3	—	(22)	—	11
International	31	(1)	(7)	—	—	23
Australia and New Zealand	75	8	(83)	—	—	—

Total	279	19	(90)	(22)	(5)	181

In the analyses above, the Goodwill as at December 31, 2003 includes £6m (2002 £nil) relating to discontinued operations.

Total adjustments of £35m (2002 £27m) have been made to goodwill under US GAAP at December 31, 2003 when compared with UK GAAP. The overall adjustment of £35m consists of £96m of reclassification adjustments and £(61)m of adjustments which have a direct impact on Equity. The adjustments to net income and shareholders’ equity represent the capitalization and amortization of goodwill written off to reserves prior to 1998 under UK GAAP, reversal of disallowed amortization recorded under UK GAAP, adjustments to profit or loss on disposal of subsidiaries due to difference in carried goodwill, and the purchase accounting adjustments discussed below.

Pre 1998 goodwill

Under US GAAP, goodwill arising from the purchase of a company for a price in excess of the fair value of its net assets was capitalized and amortized against income over its expected useful economic life up to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill & Other Intangible Assets (“SFAS No. 142”) in 2001. Prior to 1998, goodwill resulting from acquisitions was charged directly to reserves (a component of shareholders’ equity) for UK GAAP reporting. In 1998, the Group adopted the requirements of Financial Reporting Standard 10, “Goodwill and Intangible Assets” (FRS 10). This Standard required the

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 47 continued

capitalization of goodwill resulting from acquisitions occurring after January 1, 1998 for UK GAAP purposes. FRS 10 does not require reinstatement of goodwill written off to reserves in years prior to 1998 and accordingly the Group has made no such restatement for UK GAAP. The reinstatement of goodwill under US GAAP amounts to £39m (2002 £51m).

Goodwill amortization

UK GAAP requires capitalized goodwill to be amortized against income over its expected useful life, primarily 20 years.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 supersedes APB No. 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that goodwill and indefinite lived intangibles no longer be amortized but be subject to at least annual impairment tests to be performed in accordance with the statement. The statement includes a two-step process aimed at determining the amount, if any, by which the carrying value of a reporting unit exceeds its fair value. Other intangible assets will continue to be amortized over their useful lives. After consideration of the provisions of the new standards regarding proper classification of goodwill and other intangible assets, the Group did not reclassify any goodwill or other intangible balances held as of January 1, 2002.

The Group began applying the new rules on accounting for goodwill and other intangible assets beginning in 2002. During 2002 the Group performed the transitional impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. There were no material impairment write-downs of goodwill or intangible assets as a result of the transitional test.

The Group performed its annual impairment test for goodwill balances as of December 31, 2002. During the fourth quarter of 2002, the Group completed an Operational and Financial Review of its operations. The review incorporated the results of the annual loss reserve study for the main operations of the Group which resulted in the fourth quarter loss reserve charge described in the “Loss Reserve” Section of the Management Discussion and Analysis. Based on the outcome of the Operational and Financial Review, a goodwill impairment loss was recognized in the US, Australia and Canada regions. The impairment loss recognized was £653m for UK GAAP reporting and £684m for US GAAP reporting, the difference mainly relating to “Purchase accounting adjustments”.

The Group performed its annual impairment test for goodwill balances as of December 31, 2003. There were no material impairment write-downs of goodwill or intangible assets as a result of the test. The fair value of the major reporting units have been based on discounted cashflows.

Adjustments to goodwill arising from the disposal of subsidiary undertakings

As discussed in note 24 the Group disposed of a number of subsidiaries during the year. Under UK GAAP in relation to subsidiaries in the course of disposal £324m (2002 £1m, 2001 £168m) of goodwill, previously written off directly to profit and loss account in the income statement reserve, was written off in the net income statement as part of the loss on disposal. The goodwill write off in the income statement is reversed for US GAAP purposes because amortization or impairment charges under US GAAP had already resulted in this goodwill being fully expensed in the income statement.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 47 continued

The following summarizes the net income adjustment attributable to goodwill items:

	2003 £m	2002 £m	2001 £m

Amortization of goodwill—UK GAAP	43	85	95
Amortization of goodwill—US GAAP	—	—	(156)
Impairment of goodwill—UK GAAP	—	653	—
Impairment of goodwill—US GAAP	(5)	(684)	—

Difference between UK and US GAAP	38	54	(61)
Goodwill expensed under UK GAAP relating to subsidiaries disposed of or in the course of disposal	324	1	168
Exchange	—	46	2
Other adjustments	(32)	(14)	(19)

Total per income reconciliation	330	87	90

The other adjustments of £(32)m include additional losses under US GAAP of £(9)m in respect of the sale of a number of subsidiary undertakings, £(19)m amortization of goodwill in acquired claims provisions reported as claims expense for US GAAP reporting following adoption of SFAS No. 142 and £(4)m reclass from amortization of goodwill under UK GAAP to amortization of other intangibles under US GAAP.

Purchase accounting adjustments

Purchase accounting adjustments have been made under US GAAP, leading to a difference of £4m (2002 £5m) in the goodwill at December 31, 2003 when compared with UK GAAP.

The following table provides a reconciliation of prior years reported net income to adjusted net income had SFAS No. 142 been applied at the beginning of 2001:

	2001 £m

Reported net loss	(280)
Add back goodwill amortization	156

Adjusted net loss	(124)

Basic loss per share	(20.3	)p
Reported loss per share:	(19.7	)p
Add back goodwill amortization	11.0	p

Adjusted loss per share	(8.7	)p

Diluted loss per share	(20.3	)p
Reported loss per share:	(19.6	)p
Add back goodwill amortization	10.9	p

Adjusted loss per share	(8.7	)p

E.	INVESTMENTS

Under UK GAAP, fixed interest securities (fixed maturities) and equity investments are recorded at fair value, except that fixed income securities held for long term (life) business in certain overseas operations are included on an amortized cost basis and the cost basis is historical cost. Unrealized investment gains and losses are included in the profit and loss account (statement of income). Under US GAAP, fixed maturities and equity

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 47 continued

securities are classified as held-to-maturity, trading or available for sale. Fixed maturities classified as held-to-maturity are those which the Group has the ability and positive intent to hold to maturity; these investments are carried at amortized cost. Fixed maturities and equity securities which the Group buys with the intention of reselling in the near term, together with fixed maturities and equity securities backing the UK life with-profits (participating) contracts, are classified as trading and are carried at fair value with the related unrealized gains or losses reflected in income. Other investments are classified as available for sale and are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity (net of tax effects). The cost basis of all fixed maturities is based on amortized cost, with amortization calculated and included in income to achieve a constant yield to maturity. Unrealized losses (net of deferred tax and policyholder allocations) reduced other comprehensive income in 2003 by £165m after tax (2002 £476m, 2001 £758m).

Effective January 1, 2001, the Group adopted SFAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities”, as amended, (“SFAS No. 133”) which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that all derivative instruments are recognized on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded in current earnings or accumulated other comprehensive income, depending on whether the derivative is designated as a hedge, and if so designated, the type of hedge. The adoption of SFAS No. 133 in 2001 resulted in a £52m cumulative effect of a change in accounting principle before applicable income taxes of £16m and was recognized as a loss in the consolidated statements of income. The decrease in fair value of the liability in 2003 relating to SFAS No. 133 is £61m (2002 increase of £109m).

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

The total value of derivatives carried at fair value under US GAAP is an asset of £77m (2002 £33m) and under UK GAAP these are £212m (2002 £231m).

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

Note 47 continued

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

The adjustment to shareholders’ equity was calculated as follows:

	2003 £m	2002 £m

Fair value of investment real estate	2,674	2,591
Fair value of occupied real estate	444	384

Total fair value of real estate	3,118	2,975
Net book value of investment real estate	(1,502)	(1,472)
Net book value of occupied real estate	(321)	(216)

Adjustment to restate real estate to depreciated cost	1,295	1,287

Investment real estate at December 31, 2003 includes £10m (2002 £nil) in relation to discontinued operations.

The adjustment to restate real estate to depreciated cost incorporates the adjustment to restate property to its original depreciated cost and including the transfers between companies in the Group noted in 47G.

Depreciation of £57m was charged in 2003 (2002 £44m, 2001 £48m) on investment real estate. Depreciation of £10m was charged in 2003 (2002 £8m, 2001 £7m) on occupied real estate.

G.	INTERCOMPANY SALES OF REAL ESTATE

Under UK GAAP, intercompany sales of real estate investments between the general and life companies are not eliminated because the assets are held within the long term (life) business fund regarded as a separate legal fund for UK GAAP. However these intercompany sales are eliminated under US GAAP.

During 2003 realized gains of £36m (2002 £(22)m) were made on sales between the general and life companies. The elimination of these gains under US GAAP is reflected in the 2003 income reconciliation.

In 2002 certain of the properties on which intercompany gains were recorded under UK GAAP in 1998 were sold outside the Group. The 2002 income reconciliation reflects the impact of realizing these gains on a US GAAP basis. The 2003 and 2002 equity reconciliation reflects the adjustment to restate the remaining property, which has not been sold outside the Group, to its original depreciated cost.

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

Note 47 continued

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

Under US GAAP, a fair value based method of accounting for employee stock option plans has been used in 2003 and 2002. For an explanation of the accounting policy in 2001, refer to note 49D. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the vesting period.

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

Under UK GAAP, claims provisions relating to asbestos and environmental, workers’ compensation and other non-life disability case reserves in the United Kingdom, United States, Canada and Scandinavia are included after reflecting interest expected to be earned. Under US GAAP, discounting is permitted only if the payment pattern and ultimate cost are fixed and determinable and the discount rate is reasonable. Discounting related to asbestos and environmental claims and certain Scandinavian and US claims reserves have been reversed under US GAAP. The total amount of discount reflected in the net loss reserves under UK GAAP is £662m (2002 £651m). Under US GAAP the total amount of discount is £107m (2002 £122m).

L.	DEFERRED INCOME

Under UK GAAP, initial policy fees on long duration life insurance contracts (primarily universal life and investments contracts) in the early years of the contract, which are in excess of the level of annual policy fees taken thereafter, are offset against the first available profit margins on these policies. Under US GAAP, such fees are deferred and recognized over the term of the policy in the same manner as deferred acquisition costs discussed in note 47M below. The equity and net income adjustments reflect the impact of the deferral of these fees and their recognition over the term of the policy. Fees on short duration life insurance contracts are not deferred under either UK GAAP or US GAAP.

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

Under UK GAAP, unexpired risk reserves are set up where unearned premiums, net of deferred acquisition costs, are considered to be insufficient to meet expected future losses and loss adjustment expenses relating to unexpired risks after considering future investment income on unearned premium reserves. The unexpired risk provision is measured in aggregate for business classes which are managed together. Under US

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 47 continued

GAAP, premium deficiencies are recorded only once the related deferred acquisition costs are completely reduced. US GAAP requires the assessment of recoverability of deferred acquisition costs to be at least reviewed annually. In performing this review, insurance contracts are grouped consistent with the manner in which they are acquired and serviced and in which their profitability is measured.

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

The equity reconciliation adjustment is made up as follows:

	2003 £m	2002 £m

Deferred acquisition costs in long term (life) business	20	254
Deferred acquisition costs in general business	701	972

Total UK GAAP deferred acquisition costs	721	1,226
Gross up for Insurance Premium Tax	84	84
Reclassed from long term (life) business provision	38	27
Adjustment as per consolidated shareholders’ equity reconciliation	463	353

US GAAP deferred acquisition costs	1,306	1,690

Deferred acquisition costs at December 31, 2003 includes £13m (2002 £31m) in relation to discontinued operations.

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

Under UK GAAP, the long term (life) business provision (reserve for future life and health policy benefits) for the Group is generally calculated in accordance with the actuarial principles and assumptions issued by insurance regulatory authorities. For UK life with-profits business, the calculation includes explicit allowance for vested bonuses (including those vesting following valuation at the balance sheet date). No explicit allowance is made for future reversionary or terminal bonuses except on certain accumulating with-profits contracts.

Under US GAAP, future policy benefits for traditional life policies are computed using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest based on the insurance company’s experience, with a margin for adverse deviations. Such actuarial assumptions are established as of the date of policy issue. When the liabilities for future policy benefits plus the present value of

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 47 continued

expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, a premium deficiency reserve is established by a charge to earnings after the write-down of any related deferred acquisition costs, and future policy benefits are thereafter based on assumptions established as of that date.

Under UK GAAP, a liability is recorded for contingent losses related to annuity contract guarantees, as required by the UK statutory requirements. US GAAP does not permit current recognition of possible future losses upon potential conversion of guaranteed annuities. The liability recorded under UK GAAP has therefore been reversed and a potential loss for this contingency exists under US GAAP. The Group’s ultimate liability in respect of guaranteed annuity options (which are in effect commitments to pay a certain fixed rate of annuity when a pension policy vests) will depend on a number of factors including prevailing levels of interest rates and the number of policyholders who will choose to take up their fixed rate option. The ultimate liability remains uncertain, and could exceed the amount assumed by us for the purpose of estimating the Group’s capital requirements. To the extent that certain of these risks might involve future losses, the Group believes that it has made adequate provision in its financial statements on the basis required, based upon information available to the Group.

During 2003, the FSA continued to develop guidance for the UK life insurance industry on the assessment of capital requirements. For the Group this has led to the establishment of various buffers and margins within our two UK life companies, Royal & Sun Alliance Life & Pensions Limited (“RSALP”) and Sun Alliance and London Assurance Company Limited (“SALAC”). These companies have been granted a number of waivers by the FSA from certain aspects of the statutory liability valuation rules and has received individual guidance on the application of certain rules. These waivers improved the statutory solvency position of these companies and enabled the termination of SALAC’s reinsurance that was previously providing statutory solvency relief.

O.	DEFERRED TAXES

Under UK GAAP, deferred tax is provided for most timing differences between the book and tax bases of assets and liabilities at the tax rate that has been substantively enacted at the reporting date. Deferred tax balances may be discounted and the Group has adopted this approach. Deferred tax assets are only recognized where it is considered probable that they will be realized. Under US GAAP, deferred tax is provided for all differences between the book and tax bases of assets and liabilities at the statutory rate of each reporting date. US GAAP does not allow deferred tax to be discounted. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The adjustments in the net income and equity reconciliations reflect the impact of recognizing deferred tax on a fully comprehensive, undiscounted basis and the deferred tax impact of other US GAAP adjustments made that affect net income.

For certain life operations, primarily the UK, the Group is subject to the taxes on all the income less expenses arising, including income and expenses on separate account and participating life contracts. These taxes have been included within the income tax expense with a corresponding entry to gross written premiums and policy fees for the separate accounts, and within policyholder participations in profit in respect of the participating business. Under UK GAAP, deferred taxes in respect of the long term (life) business are recorded within the long term (life) business provision as explained in note 47N. For US GAAP, these balances are reclassified to deferred tax liability.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 47 continued

The reconciliation of the UK GAAP tax charge to the US GAAP tax charge is as follows:

	2003 £m	2002 £m	2001 £m

UK GAAP tax attributable to the long term (life) business	193	4	(162)
Tax on profit on ordinary activities (1)	217	(91)	(353)
Tax credit attributable to the balance on the long term (life) business technical account	(169)	(65)	(62)
Deferred tax on non-linked business	—	—	188

Total UK GAAP tax	241	(152)	(389)
US GAAP net income adjustment	190	—	48
Foreign exchange adjustment	9	(4)	—

Total US GAAP tax	440	(156)	(341)

(1)	This includes the tax credit attributable to the balance on the long term (life) business technical account.

P.	FOREIGN CURRENCY TRANSLATION

Under UK GAAP, assets and liabilities, including dated loan capital and results of both businesses and associates denominated in foreign currencies are translated into sterling at rates prevailing at year end and the resulting differences are taken to reserves (shareholders’ equity) or in the case of long term (life) business are included within the long term (life) technical account. Other exchange differences, including those relating to transactions denominated in foreign currency, are dealt with in the profit and loss account (statement of income). Under US GAAP, translation adjustments of assets and liabilities expressed in functional currencies, which are the currencies of the local operating environment, are calculated using year end rates of exchange and the related translation adjustments are recorded as a separate component of shareholders’ equity and other comprehensive income. Foreign currency translation adjustments increased other comprehensive income by £165m in 2003 (2002 decreased by £133m, 2001 increased by £14m). Income statement amounts expressed in functional currencies are translated using average exchange rates. The adjustment in the net income reconciliation reflects the impact of using average rates for income statement items under US GAAP.

Q.	POLICYHOLDER ALLOCATIONS

As noted above in note 47A, “fund for future appropriations”, certain participating life insurance contracts require the sharing of the profits and losses of the long term (life) fund between the participating policyholders and the shareholders. This item in the net income reconciliation reflects the movement in the shareholders’ share of the UK GAAP fund for future appropriations, as well as the effects of the aggregate UK to US GAAP adjustments attributable to policyholders.

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

Note 47 continued

S.	STRUCTURED SETTLEMENTS

Under UK GAAP, claims are treated as fully settled at the date of purchase of the annuity. The claims provision is derecognized, as is the value of the annuity purchased, and a gain or loss is recognized for the difference between the claims liability and the cost of the annuity. Under US GAAP, the claims liability is recognized unless the insurer’s liability to the policyholder has been legally extinguished. The equity and net income reconciliations reflect the impact of recognizing the claims liability where legal obligation has not been extinguished and reversing the gain or loss recognized under UK GAAP.

T.	INTERNAL SOFTWARE COSTS CAPITALIZED

Under UK GAAP, the internal costs of software development such as employee benefit expenses are expensed as incurred. Under US GAAP, the costs of software development are capitalized during application development and amortized over the useful life of the software, normally being three years. The equity and income reconciliations reflect the effects of the above difference. The value of capitalized and unamortized software at December 31, 2003 was £13m (2002 £12m). The amortization charged in 2003 was £22m (2002 £14m, 2001 £13m).

U.	EMPLOYEE SHARE OPTION PLAN

Under UK GAAP, the Group is reflecting the shares held by the ESOP as “own shares” and has included this balance in other assets. Under US GAAP, the shares held by the ESOP have been reflected in shareholders’ equity as unearned ESOP shares. There is no difference between the valuation of these shares on a US GAAP basis, and their valuation on a UK GAAP basis as reflected in note 26. No compensation costs have been recognized in the period as no shares have been committed to employees or executives. There is no repurchase obligation as at December 31, 2003.

V.	MINORITY INTERESTS

The impact of the difference between US GAAP and UK GAAP upon minority interests and net income attributable to minorities has been reflected separately within the shareholders’ equity and net income reconciliations.

Classification Differences

The following items, which do not have an impact upon net income or shareholders’ equity, significantly affect the presentation of the consolidated financial statements and have been reflected in the condensed consolidated income statement and balance sheet presented on a US GAAP basis of accounting included in note 48.

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

Separate account assets and liabilities represent funds maintained in segregated accounts to meet specific investment objectives of policyholders who bear the investment risk. Under both UK and US GAAP, investment

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 47 continued

income and investment gains and losses generally accrue directly to the policyholders. The assets and liabilities are carried at fair value. Under UK GAAP, the total premium and claims, net investment income and realized and unrealized gains and losses on unit-linked (separate account) assets are reflected in the consolidated statement of income. Under US GAAP, only the cost of insurance, policy administration and surrender charges assessed against the policyholders’ account balances are included in the income statement.

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

Under UK GAAP, the Group has classified its dated loan capital as part of capital, reserves and dated loan capital. The costs of servicing this debt and the cash flows associated with the debt have been reflected as financing items. Under US GAAP, the interest payable on this debt has been included in interest expense, while debt issuance costs have been reflected as deferred charges which under UK GAAP are netted against the value of the debt. There is no other difference between the US and UK GAAP valuation of the debt. Under both UK and US GAAP debt issuance costs are amortized over the term of the debt.

AB.	DISCONTINUED OPERATIONS

Under UK GAAP discontinued operations do not form a material part of the financial statements and are not classified as discontinued. Under US GAAP entities sold during the year or held for sale but still owned by the Group at the Balance Sheet date are classified as discontinued in the financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

48.	CONDENSED CONSOLIDATED US GAAP FINANCIAL STATEMENTS

The following condensed consolidated US GAAP financial statements reflect the effects of the material differences between UK GAAP and US GAAP on consolidated net income and shareholders’ equity identified in note 47. Certain amounts in 2000 and 2001 have been restated to be consistent with 2003.

A.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (US Basis of Accounting)
	For the years ended December 31
	2003 £m	2002 £m	2001 £m

Revenues
Gross written premiums and policy fees	10,766	13,600	13,159
Less premiums ceded to reinsurers	(3,013)	(3,666)	(2,465)

Net written premiums and policy fees	7,753	9,934	10,694
Net change in unearned premium reserve	582	(312)	(449)

Net earned premiums and policy fees	8,335	9,622	10,245
Net investment income	1,773	1,832	1,873
Unrealized losses on trading securities	(134)	(1,302)	(2,270)
Realized gains, net	938	654	1,199
Other income	157	204	282

Total revenues	11,069	11,010	11,329

Benefits, losses and expenses
Property and casualty loss and loss adjustment expenses	5,860	6,678	7,354
Life policyholder benefits	1,808	1,877	2,360
Interest credited to policyholders	222	311	275
Policyholder participations in profit	214	(1,234)	(1,800)
Operating expenses	2,783	3,475	3,290
Loss on disposal of subsidiaries	(91)	(17)	(61)
Other expenses	336	1,006	554

Total benefits, losses and expenses	11,132	12,096	11,972

Loss from continuing operations before income taxes and minority interests	(63)	(1,086)	(643)

Income tax (expense)/credit relating to continuing operations	(413)	161	341
Minority interests relating to continuing operations	(23)	(13)	22

Loss from continuing operations	(499)	(938)	(280)

(Loss)/profit related to discontinued operations before income taxes and minority interests*	(42)	217	—
Income tax expense related to discontinued operations*	(27)	(5)	—
Minority interests related to discontinued operations	(4)	—	—

(Loss)/profit from discontinued operations	(73)	212	—

Net loss	(572)	(726)	(280)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

	2003 £m	Restated 2002 £m	Restated 2001 £m

Primary earnings per share
Continuing operations	(24.9)p	(53.1)p	(15.9)p
Discontinued operations	(3.7)p	12.0p	—
Preferred dividends	(0.5)p	(0.5)p	(0.5)p

Net loss attributable to equity shareholders	(29.1)p	(41.6)p	(16.4)p

Fully diluted earnings per share
Continuing operations	(24.9)p	(53.0)p	(15.9)p
Discontinued operations	(3.7)p	12.0p	—
Preferred dividends	(0.5)p	(0.5)p	(0.5)p

Net loss attributable to equity shareholders	(29.1)p	(41.5)p	(16.4)p

*
Due to the structure of the long term (life) fund, it was not possible to separately identify investment income, unrealized gains, and the subsequent tax impact for the discontinued operation in the UK life business in 2002. Accordingly, those items were shown wholly in the consolidated statement of income.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

B.	CONDENSED CONSOLIDATED BALANCE SHEETS

CONDENSED CONSOLIDATED BALANCE SHEETS
(US Basis of Accounting)

	As of December 31
	2003 £m	2002 £m

ASSETS
Investments
Fixed maturities	27,712	27,498
Equity securities	4,723	5,921
Real estate	1,492	1,472
Mortgage loans	81	270
Policyholder, collateral and other loans	68	75
Other investments	368	437
Short-term investments	786	530

Total investments	35,230	36,203

Other assets
Cash and cash equivalents	3,456	3,776
Receivables from insurance operations	2,207	2,934
Reinsurance recoverables	5,757	6,840
Other receivables	613	650
Accrued investment income	500	517
Deferred policy acquisition costs	1,293	1,659
Goodwill	175	279
Present value of profits of acquired long term (life) business	15	125
Other assets	949	1,570
Deferred tax asset	559	878
Other intangible assets	75	58
Separate account (unit-linked) assets	3,861	4,162

Total other assets	19,460	23,448

Total assets of discontinued operations*	444	209

Total assets	55,134	59,860

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

	As of December 31
	2003 £m	2002 £m

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Reserve for losses and loss adjustment expenses	15,523	16,028
Reserve for unearned premiums	3,837	5,127
Reserve for future life and health policyholders’ benefits	14,642	15,527
Policyholders’ contract deposits and other funds	7,743	8,272
Undistributed policyholder allocations	994	913
Funds held under reinsurance contracts	216	137
Notes, bonds and loans payable	1,207	1,480
Deferred income taxes	584	880
Deferred income	229	228
Other insurance liabilities	895	1,242
Other liabilities	2,255	2,675
Separate account (unit-linked) liabilities	3,861	4,162
Total liabilities of discontinued operations*	303	209

Total liabilities	52,289	56,880

Minority interests	323	380

Shareholders’ equity
Common stock, par (nominal) value	792	396
Preferred stock, par (nominal) value	125	125
Additional paid-in capital (share premium)	1,415	842
Retained earnings	683	1,321
Accumulated other comprehensive income
Unearned ESOP shares	(54)	(51)
Unrealized gains on investments, net	143	305
Cumulative translation adjustments	181	16
Pension Liability	(763)	(354)

Total shareholders’ equity**	2,522	2,600

Total liabilities and shareholders’ equity	55,134	59,860

*
Due to the structure of the long term (life) fund, it was not possible to separately identify investment income, unrealized gains, and the subsequent tax impact for the discontinued operation in the UK life business in 2002. Accordingly, these items were shown wholly in the consolidated balance sheet.

**	Total shareholders’ equity includes £141m (2002 £nil) of capital and reserves relating to discontinued operations.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

C.	CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Stock Number of Shares Issued	Preferred Stock Number of Shares Issued	Common Stock £m	Preferred Stock £m	Additional Paid-in Capital £m	Unearned ESOP Shares £m	Cfwd below £m

Balance at January 1, 2003	1,439,945,133	125,000,000	396	125	842	(51)	1,312
Net loss	—	—	—	—	—	—	—
Cumulative translation adjustments	—	—	—	—	—	—	—
Issuance of common shares (rights issue)	1,439,990,771	—	396	—	564	—	960
Dividends paid	—	—	—	—	—	—	—
Unrealized losses, net	—	—	—	—	—	—	—
Stock compensation	263,427	—	—	—	9	—	9
Purchase and cancellation of stock	—	—	—	—	—	(3)	(3)
Pension liability	—	—	—	—	—	—	—

Balance at December 31, 2003	2,880,199,331	125,000,000	792	125	1,415	(54)	2,278

		Accumulated Comprehensive Income
	Bfwd from above £m	Unearned Compensation £m	Unrealized Gains on Investments Net £m	Pension Liability £m	Cumulative Translation Adjustments £m	Retained Earnings £m	Total Shareholders’ Equity £m

Balance at January 1, 2003	1,312	—	305	(354)	16	1,321	2,600
Net loss	—	—	—	—	—	(572)	(572)
Cumulative translation adjustments	—	—	—	—	165	—	165
Issuance of common shares (rights issue)	960	—	—	—	—	—	960
Dividends paid	—	—	—	—	—	(66)	(66)
Unrealized losses, net	—	—	(165)	—	—	—	(165)
Stock compensation	9	—	—	—	—	—	9
Purchase and cancellation of stock	(3)	—	3	—	—	—	—
Pension liability	—	—	—	(409)	—	—	(409)

Balance at December 31, 2003	2,278	—	143	(763)	181	683	2,522

Total comprehensive income for the year ended December 31, 2003 was £(978)m (2002 £(1,637)m and 2001 £(1,017)m).

The deferred tax on total comprehensive income for the year ended December 31, 2003 was £(106)m (2002 £550m, 2001 £827m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

	Common Stock Number of Shares Issued	Preferred Stock Number of Shares Issued	Common Stock £m	Preferred Stock £m	Additional Paid-in Capital £m	Unearned ESOP Shares £m	Cfwd below £m

Balance at January 1, 2002	1,439,165,140	125,000,000	396	125	814	(51)	1,284
Net loss	—	—	—	—	—	—	—
Cumulative translation adjustments	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—
Unrealized losses, net	—	—	—	—	—	—	—
Stock compensation	779,993	—	—	—	28	—	28
Purchase and cancellation of stock	—	—	—	—	—	—	—
Pension liability	—	—	—	—	—	—	—

Balance at December 31, 2002	1,439,945,133	125,000,000	396	125	842	(51)	1,312

		Accumulated Comprehensive Income
	Bfwd from above £m	Unearned Compensation £m	Unrealized Gains on Investments Net £m	Pension Liability £m	Cumulative Translation Adjustments £m	Retained Earnings £m	Total Shareholders’ Equity £m

Balance at January 1, 2002	1,284	(16)	745	—	149	2,215	4,377
Net loss	—	—	—	—	—	(726)	(726)
Cumulative translation adjustments	—	—	—	—	(133)	—	(133)
Dividends paid	—	—	—	—	—	(168)	(168)
Unrealized losses, net	—	—	(476)	—	—	—	(476)
Stock compensation	28	16	—	—	—	—	44
Purchase and cancellation of stock	—	—	36	—	—	—	36
Pension liability	—	—	—	(354)	—	—	(354)

Balance at December 31, 2002	1,312	—	305	(354)	16	1,321	2,600

	Common Stock Number of Shares Issued	Preferred Stock Number of Shares Issued	Common Stock £m	Preferred Stock £m	Additional Paid-in Capital £m	Unearned ESOP Shares £m	Cfwd below £m

Balance at January 1, 2001	1,434,838,999	125,000,000	395	125	806	(51)	1,275
Net loss	—	—	—	—	—	—	—
Cumulative translation adjustments	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—
Unrealized gains, net	—	—	—	—	—	—	—
Stock compensation	4,326,141	—	1	—	8	—	9
Purchase and cancellation of stock	—	—	—	—	—	—	—

Balance at December 31, 2001	1,439,165,140	125,000,000	396	125	814	(51)	1,284

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

		Accumulated Comprehensive Income
	Bfwd from above £m	Unearned Compensation £m	Unrealized Gains on Investments Net £m	Cumulative Translation Adjustments £m	Retained Earnings £m	Total Shareholders’ Equity £m

Balance at January 1, 2001	1,275	(23)	1,503	135	2,877	5,767
Net loss	—	—	—	—	(280)	(280)
Cumulative translation adjustments	—	—	—	14	—	14
Dividends paid	—	—	—	—	(382)	(382)
Unrealized losses, net	—	—	(758)	—	—	(758)
Stock compensation	9	7	—	—	—	16
Purchase and cancellation of stock	—	—	—	—	—	—

Balance at December 31, 2001	1,284	(16)	745	149	2,215	4,377

D.	CASH FLOW INFORMATION

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US Basis of Accounting)

	For the years ended December 31
	2003 £m	2002 £m	2001 £m

Net cash provided by operating activities	(44)	575	619

Net cash (used in)/provided by investing activities	(139)	1,088	248

Net cash (used in)/provided by financing activities	(78)	(1,445)	135

Effect of exchange rate changes on cash and cash equivalents	(52)	(23)	(11)

Change in cash and cash equivalents	(313)	195	991
Cash and cash equivalents – as of January 1	3,776	3,581	2,590

Cash and cash equivalents – as of December 31	3,463	3,776	3,581

Of the cash and cash equivalents as of December 31, 2003, £7m (2002 and 2001 £nil) relates to discontinued operations.

49.	ADDITIONAL US GAAP DISCLOSURES

Set forth below are the additional disclosures which are required to be included in the consolidated financial statements under US GAAP.

A.	EXCHANGE RATES

Weighted average rates of exchange for the periods are US Dollar 1.64 (2002 1.50, 2001 1.44), Canadian Dollar 2.29 (2002 2.36, 2001 2.23), Danish Kroner 10.75 (2002 11.82, 2001 11.99) and Australian Dollar 2.71 (2002, 2.76, 2001 2.79).

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

The information used in determination of earnings per share for the years ended December 31, is as follows:

	2003		2002		2001
	Ordinary Shares m	Net Income £m	Restated Ordinary Shares m	Net Income £m	Restated Ordinary Shares m	Net Income £m

Net loss from continuing operations	1,994.09	(499)	1,767.47	(938)	1,763.31	(280)
Net (loss)/profit from discontinued operations		(73)		212		—
Preferred dividends		(9)		(9)		(9)

Loss applicable to ordinary shares		(581)		(735)		(289)
Effect of dilutive securities:
Stock options	5.70	—	5.22	—	4.99	—

Net loss attributable to ordinary shares and potentially dilutive securities	1,999.79	(581)	1,772.69	(735)	1,768.30	(289)

	2003		Restated 2002		Restated 2001

Basic earnings per share:
Continuing operations	(24.9	)p	(53.1	)p	(15.9	)p
Discontinued operations	(3.7	)p	12.0	p	—
Preferred dividends	(0.5	)p	(0.5	)p	(0.5	)p

Net loss attributable to equity shareholders	(29.1	)p	(41.6	)p	(16.4	)p

Diluted earnings per share:
Continuing operations	(24.9	)p	(53.0	)p	(15.9	)p
Discontinued operations	(3.7	)p	12.0	p	—
Preferred dividends	(0.5	)p	(0.5	)p	(0.5	)p

Net loss attributable to equity shareholders	(29.1	)p	(41.5	)p	(16.4)	p

C.	REVENUE RECOGNITION

Premiums on short duration property and casualty and life contracts are recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided. Premiums on long duration life contracts are recognized as revenue when due from policyholders. Revenues from universal life contracts include charges for costs of insurance, surrender charges and maintenance expenses and are recognized as they are assessed against the policyholder. Initial policy fees on long duration life insurance contracts (primarily universal life and investments contracts) that are in excess of the level of annual policy fees taken thereafter are deferred and recognized over the term of the policy.

D.	STOCK OPTION PLANS

The Company completed a one for one rights issue on October 16, 2003, following which adjustments were made to the number of shares under option and to exercise prices, in accordance with the rules of the relevant share options scheme. After consultation with the Company’s auditors and the Inland Revenue, a method

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

of adjustment was established. As a result, number of shares under option were adjusted by a factor of 1.2380952381 and exercise prices were adjusted by a factor of 0.8076923077.

At December 31, 2003, the Group has two types of stock-based employee compensation plans. Prior to 2002, the Group accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Compensation expense was recognized over periods only for variable plans and for fixed plans, where the exercise price is below the fair value of the stock on that date of grant. Unearned compensation for future services relating to these plans had been recorded as a separate reduction of equity and was being amortized over the service periods. Compensation expense was not recorded for fixed plans where the exercise price was equal to the market price on the date of grant. Effective January 1, 2002, the company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation. Under the modified prospective method of adoption selected by the company under the provisions of FASB Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, compensation cost recognized in 2002 is the same as that which would have been recognized had the recognition provisions of Statement 123 been applied from its original effective date. Results for prior years have not been restated. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in 2001.

Restated 2001 £m

Net loss attributable to equity shareholders as reported	(289)
Add: stock-based compensation expense included in net income, net of tax	2
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards net of tax	(9)

Pro forma net income	(296)

Restated 2001

Earnings per share:
Basic, as reported	(16.4)p
Basic, pro forma	(16.8)p
Diluted, as reported	(16.4)p
Diluted, pro forma	(16.8)p

The fair value of stock grants included in the pro forma amounts is not necessarily indicative of future effects on net income and earnings per share.

On May 12, 1999, the Group’s Board of Directors adopted the 1999 executive share option plan, which provided that options to purchase shares of common stock could be granted to officers and other key employees at prices not less than fair value at the date of grant. Under the executive share option plan, awards made before February 23, 1996 vest from three to five years after the date of the grant and are not subject to any performance criteria. Awards made after February 23, 1996 (except for certain options granted in April 1997) vest only if the Group achieves certain shareholder return or return on capital targets. The exercise price of all options is equal to the grant date market value of the stock, as adjusted for the rights issue, and all options expire ten years after the date of the grant, with the exception of the US plan in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Awards made under the executive share option plan after February 23, 1996 have been accounted for (except for certain

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

options granted in April 1997) as variable plans under US GAAP. The fair value of stock options granted is based on the assumption that all performance criteria will be met.

Additional information with respect to the Group’s executive share option plan at December 31, is as follows:

	2003		Restated 2002
	Shares	Price (a)	Shares	Price (a)

Outstanding January 1	58,675,393	342.80	51,412,696	373.23
Granted	20,268,164	96.34	13,491,190	234.23
Exercised	—	—	(203,090)	140.58
Lapsed	(12,372,618)	341.43	(6,025,404)	366.22

Outstanding December 31	66,570,939	266.79	58,675,392	342.80

Options exercisable at year end	4,127,636	300.30	3,982,751	279.96

(a)	Price refers to weighted average exercise price in sterling (pence).

The following stock options under the executive share option plan were outstanding or exercisable as of December 31, 2003:

	Options Outstanding
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

50.1 — 100.0	11,844,303	9.65	83.78
100.1 — 150.0	7,641,300	9.43	114.05
150.1 — 200.0	180,722	0.42	182.46
200.1 — 250.0	11,021,507	8.19	234.23
250.1 — 300.0	5,319,860	5.28	282.37
300.1 — 350.0	1,909,872	6.50	320.72
350.1 — 400.0	14,110,643	6.81	378.19
400.1 — 450.0	14,542,732	5.77	412.52

	66,570,939	7.40	266.79

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

	Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price

50.1 — 100.0	—	—
100.1 — 150.0	504,645	114.05
150.1 — 200.0	180,722	182.46
200.1 — 250.0	372,755	234.23
250.1 — 300.0	1,197,980	262.23
300.1 — 350.0	—	—
350.1 — 400.0	1,481,816	374.12
400.1 — 450.0	389,718	416.58

	4,127,636	292.82

Under the executive share option plan, the weighted average estimated fair value per option granted by the Company during 2003 was 33.51p (2002 restated 68.67p). The fair value of stock options granted under the executive share option plan during 2003 was £6.8m (2002 £9.3m). Fair values for the Company’s executive share option plan were estimated as of the date of grant using the Black-Scholes pricing model with the following weighted average assumptions: dividend yields of 5.0% (2002 5.0%, 2001 3.36%); expected volatilities of 55% in 2003 (2002 45%, 2001 40%); risk-free interest rates of 4.4% in 2003 (2002 4.7%, 2001 5.00%); expected terms of five years for Employee Share Option Plans (“ESOP”) grants made prior to the 2003 Annual General Meeting (“AGM”), four years for ESOP grants made after the 2003 AGM and four years for US Long Term Investment Plan (“LTIP”) grants; and the assumption that all performance criteria are expected to be met. The total number of options originally granted was 94,605,929 (2002 restated 74,337,765).

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

Additional information with respect to the Group’s savings related share option plan at December 31, was as follows:

	2003		Restated 2002
	Shares	Price (a)	Shares	Price (a)

Outstanding January 1	33,408,274	128.47	34,430,969	314.88
Granted	21,141,549	74.73	19,949,763	66.58
Exercised	(326,088)	66.00	(309,425)	244.88
Lapsed	(14,074,896)	207.15	(20,663,033)	303.64

Outstanding December 31	40,148,839	107.76	33,408,274	128.47

Options exercisable at year end	1,665,843	314.80	4,670,202	318.50

(a)	Price refers to weighted average exercise price in sterling.

The following stock options under the savings related share option plan were outstanding or exercisable as of December 31, 2003:

	Options Outstanding
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

50.0 — 100.0	34,112,888	3.38	71.51
200.1 — 250.0	412,401	1.60	243.74
250.1 — 300.0	1,444,533	1.29	282.34
300.1 — 350.0	3,080,056	1.47	321.14
350.1 — 400.0	1,098,961	0.31	354.55

	40,148,839	3.06	107.76

	Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price

50.0 — 100.0	—	—
200.1 — 250.0	198,603	237.00
250.1 — 300.0	330,413	257.00
300.1 — 350.0	303,435	321.00
350.1 — 400.0	833,392	354.00

	1,665,843	314.80

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

Under the savings related share option plan, the fair values of purchase privileges granted during 2003 was £7.7m (2002 £7.3m). The weighted average market value per share of those purchase rights granted in 2003 was 36.55p (2002 restated 36.81p). The market value of each purchase right is estimated on the date of the subscription using the Black-Scholes model.

The following weighted average assumptions were used for grants under the savings related share options plan in 2003, 2002 and 2001: dividend yields of 5.0% (2002 5.0%, 2001 3.43%); risk-free interest rates of 4.4% (2002 4.7%, 2001 5%); and expected terms, equal to the vesting period of three, five or seven years. Expected volatilities were 55% in 2003 (2002 45%, 2001 40%). The total number of options originally granted was 105,862,241 (2002 restated 84,720,692).

The maximum number of shares to be granted are limited such that total shares issued under all employee stock option plans do not exceed ten percent of the ordinary share capital of the Group. Total compensation cost recorded in the US GAAP income statement for all plans was £7.7m in 2003 (2002 £16.1m, 2001 £1.7m).

E.	INVESTMENTS

For purposes of US GAAP, debt and equity securities are required to be classified into three categories: held-to-maturity, available-for-sale and trading. Debt securities include redeemable preferred shares and equity securities include non-redeemable preferred shares.

Investments in real estate are recorded at historical cost less accumulated depreciation.

Short-term investments comprise commercial paper, marketable certificates of deposit and other liquid investments maturing within one year. Short-term investments are carried at cost, which approximates to fair value.

Total investments as of December 31 were as follows:

	2003		2002
	Carrying Value £m	Fair Value £m	Carrying Value £m	Fair Value £m

Equity securities	4,726	4,726	5,921	5,921

Fixed maturities:
UK Government	7,605	7,605	6,703	6,703
US Government	1,024	1,024	1,428	1,431
Obligations of US state and local government authorities	153	153	503	503
Other government	5,769	5,769	5,679	5,679
Corporate securities	8,525	8,525	8,718	8,718
Mortgage-backed securities	3,757	3,757	3,752	3,752
Other bonds and private placements	818	818	647	647
Other	82	82	68	68

Total fixed maturities	27,733	27,733	27,498	27,501
Mortgage loans on real estate	82	82	270	270
Real estate	1,502	2,674	1,472	2,591
Policyholder, collateral and other loans	68	68	75	75
Short-term investments	786	786	530	530
Other investments	371	371	437	437

Total investments	35,268	36,440	36,203	37,325

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

Of the above, £38m (2002 £nil) relates to the investments of discontinued operations. This comprises £3m of equity securities, £21m of fixed maturities, £1m of mortgage loans on real estate, £10m of real estate and £3m of other investments.

For the year ended December 31, 2003, impairments arising on the overall portfolio of fixed maturities and equity investments amounted to £68m (2002 £45m, 2001 £133m).

At December 31, 2003, investment real estate consisted of land with a cost of £361m (2002 £369m), buildings with a cost of £1,718m (2002 £1,665m) and accumulated depreciation of £577m (2002 £562m). Depreciation expense for 2003 was £57m (2002 £44m, 2001 £48m).

The amortized cost, gross unrealized gains and losses and estimated fair values of investments in fixed maturities held-to-maturity as of December 31 were as follows:

	2003
	Amortized Cost £m	Gross Unrealized Gains £m	Gross Unrealized Losses £m	Fair Value £m

US Government and US state and local government authorities	—	—	—	—
Other government	13	—	—	13

Total	13	—	—	13

	2002
	Amortized Cost £m	Gross Unrealized Gains £m	Gross Unrealized Losses £m	Fair Value £m

US Government and US state and local government authorities	58	3	—	61
Other government	16	—	—	16

Total	74	3	—	77

The reduction in 2003 is predominantly due to the disposal of our Puerto Rico operation.

The amortized cost and fair value of fixed maturities held-to-maturity by contractual maturity at December 31, 2003 were as follows:

	Amortized Cost £m	Fair Value £m

Due in one year or less	3	3
Due after one year through five years	10	10
Due after five years through ten years	—	—
Due after ten years	—	—

Total	13	13

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

The amortized cost for fixed maturities and historical cost for equity securities, gross unrealized gains and losses and estimated fair values of investments in available-for-sale fixed maturities and equity securities as of December 31 were as follows:

	2003
	Amortized Cost £m	Gross Unrealized Gains £m	Gross Unrealized Losses £m	Fair Value £m

Equity securities	2,069	596	(42)	2,623
Fixed maturities:
UK Government	2,495	51	(15)	2,531
US Government	1,033	10	(19)	1,024
Obligations of US state and local government authorities	154	1	(2)	153
Other Government	3,851	66	(8)	3,909
Corporate securities	2,460	85	(13)	2,532
Mortgage-backed securities	3,674	91	(8)	3,757
Other bonds and private placements	761	71	(14)	818
Other	83	—	(1)	82

Total	16,580	971	(122)	17,429

	2002
	Amortized Cost £m	Gross Unrealized Gains £m	Gross Unrealized Losses £m	Fair Value £m

Equity securities	2,228	803	(124)	2,907
Fixed maturities:
UK Government	2,088	83	(5)	2,166
US Government	1,226	60	—	1,286
Obligations of US state and local government authorities	470	33	—	503
Other Government	3,581	120	(2)	3,699
Corporate securities	2,795	180	(8)	2,967
Mortgage-backed securities	3,590	164	(2)	3,752
Other bonds and private placements	611	41	(4)	648
Other	68	—	—	68

Total	16,657	1,484	(145)	17,996

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

The amortized cost and fair value of available-for-sale fixed maturities by contractual maturity at December 31, 2003 were as follows:

	Amortized Cost £m	Fair Value £m

Due in one year or less	2,625	2,657
Due after one year through five years	4,885	4,929
Due after five years through ten years	1,502	1,556
Due after ten years	1,730	1,783
Without a single maturity date*	3,769	3,881

Total	14,511	14,806

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

Realized gains and losses on available-for-sale fixed maturities and equity securities, as predominantly determined by the first-in-first-out method for fixed maturities and average cost for equity securities, and the proceeds thereon for the years ended December 31, were as follows:

	2003 £m	2002 £m	2001 £m

Proceeds from sales	18,326	27,303	17,214
Gross realized gains on those sales	1,059	992	1,320
Gross realized losses on those sales	(328)	(784)	(712)

The amortized cost for fixed maturities and historical cost for equity securities, net unrealized gains and losses and estimated fair values of investments in trading fixed maturities and equity securities as of December 31, were as follows:

	2003
	Cost £m	Net Unrealized Gains £m	Fair Value £m

Equity securities	1,704	399	2,103
Fixed maturities:
UK Government	4,958	116	5,074
Other Government	1,799	48	1,847
Corporate securities	5,741	252	5,993

Total	14,202	815	15,017

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

	2002
	Cost £m	Net Unrealized Gains £m	Fair Value £m

Equity securities	2,838	176	3,014
Fixed maturities:
UK Government	4,296	240	4,536
Other Government	1,971	77	2,048
Corporate securities	5,458	293	5,751

Total	14,563	786	15,349

Realized gains and losses on trading fixed maturities and equity securities, as predominantly determined by the first-in-first-out method for fixed maturities and average cost for equity securities, and the proceeds thereon for the years ended December 31, were as follows:

	2003 £m	2002 £m	2001 £m

Proceeds from sales	8,732	10,098	20,196
Gross realized gains on those sales	592	831	1,330
Gross realized losses on those sales	(300)	(683)	(786)

Net realized gains/(losses) arising on the overall portfolio of available-for-sale and trading fixed maturities and equity investments are shown below:

	2003 £m	2002 £m	2001 £m

Equity securities	559	18	994
Fixed maturities	464	338	158
Realized (losses)/gains on derivatives used to hedge equity and fixed maturity exposures	(74)	181	(13)

	949	537	1,139

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

The following table shows the gross unrealized losses and fair value of those investments deemed not to be other than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Equity Securities £m	Fixed Maturities £m

Less than 12 months
Fair value	171	2,787
Unrealized losses	(15)	(37)
12 months or more
Fair value	107	1,144
Unrealized losses	(27)	(43)
Total
Fair value	278	3,931
Unrealized losses	(42)	(80)

The Group reviews its fixed interest maturities and equity securities to determine whether any decline in fair value is other than temporary. In performing such reviews, the Group considers all known relevant facts about the investment, however, considerable judgement is exercised as to the recoverability of each security.

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

Unrealized losses that are considered to be predominantly due to changes in market conditions, unusual market fluctuations or industry related events, and where the Group has a reasonable expectation of recovery, are considered to be temporary.

Fixed maturities below investment grade or those not rated held by the Group as of December 31, 2003 were approximately £194m (2002 £1,375m).

At December 31, 2003 all collateralized mortgage obligations (CMOs) held were investment grade and approximately 86% (2002 56%) were backed by various US government agencies. The remaining 14% (2002 44%) were corporate issues. At December 31, 2003 the fair value of the CMO portfolio was £40m (2002 £185m). The Group’s CMO portfolio is readily marketable. There were no derivative (high risk) CMO securities contained in the portfolio at December 31, 2003 and 2002.

Impaired mortgage loans were £13m at December 31, 2003 (2002 £13m). As of December 31, 2003 a valuation allowance of £10m (2002 £10m) was established to reduce the carrying value of the mortgage loans to the present value of expected future cash flows for these loans. Interest foregone on these loans was £nil for the year ended December 31, 2003 (2002 £nil).

Included within mortgage backed securities as of December 31, 2003 were £2,975m (2002 £2,778m) of Danish mortgage bonds. These bonds are issued by Danish mortgage credit institutions, which are monitored by the Danish Financial Supervisory Authority. Bonds are quoted and traded as securities on the Copenhagen Stock Exchange.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

Income earned from investments was comprised of the following for the years ended December 31:

	2003 £m	2002 £m	2001 £m

Dividends	186	238	337
Interest income	1,687	1,744	1,620
Other	191	180	157

Total	2,064	2,162	2,114

	2003 £m	2002 £m	2001 £m

Fixed maturities:
UK Government	305	284	277
Foreign Government	456	419	254
US Government	26	25	35
Obligations of US state and local government authorities	14	32	29
Corporate securities	549	536	602
Mortgage-backed securities	196	242	170
Other bonds and private placements	8	9	54
Equity securities	186	238	337
Investment in real estate	191	180	157
Short-term investments	22	17	20
Other	111	180	179

Total investment income	2,064	2,162	2,114
Investment expenses	(269)	(269)	(241)

Net investment income	1,795	1,893	1,873
Less: Net investment income from discontinued operations	22	61	—

Net investment income from continuing operations	1,773	1,832	1,873

F.	FAIR VALUE OF FINANCIAL INSTRUMENTS

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

•	Derivatives fair values are generally based upon quoted market prices.

The carrying amounts and fair values of the Group’s financial instruments as of December 31 were as follows:

	2003		2002
	Carrying Value £m	Fair Value £m	Carrying Value £m	Fair Value £m

Equity securities	4,726	4,726	5,921	5,921
Fixed maturities (excluding mortgage-backed securities)	23,976	23,976	23,746	23,749
Mortgage-backed securities	3,757	3,757	3,752	3,752
Mortgage loans on real estate	82	82	270	270
Policyholder, collateral and other loans	68	68	75	75
Short-term investments	786	786	530	530
Cash and cash equivalents	3,463	3,463	3,776	3,776
Notes, long term dated loan capital, bonds and loans payable	(1,207)	(1,160)	(1,481)	(1,299)
Policyholders’ contract deposits and other funds	(7,743)	(7,743)	(8,272)	(8,272)
Forward foreign currency contracts	(13)	(13)	(36)	(36)
Options/futures	226	226	266	266
Other	(136)	(136)	(197)	(197)

Of the above, £31m (2002 £nil) relates to discontinued operations. This comprises £3m of equity securities, £21m of fixed maturities, £1m of mortgage loans on real estate and £7m of cash and cash equivalents.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

G.	CONCENTRATIONS OF CREDIT RISK

The Group places cash and short-term deposits and undertakes foreign exchange contracts with a range of banks and financial institutions and controls its exposure to any one bank or financial institution. The Group’s investments comprise a broad range of financial investments issued principally in the United Kingdom, Scandinavia and United States. The mix of investments which include fixed maturities, equity securities and mortgage loans on real estate by geographic location and by industry were as follows at December 31:

	2003
	Carrying Value £m	%	Fair Value £m	%

By Country/Region:
United Kingdom	15,284	47	15,284	47
Scandinavia	6,087	19	6,087	19
Europe	6,393	20	6,393	20
United States	3,287	10	3,287	10
Canada	1,133	4	1,133	4
Asia	163	—	163	—
Other	170	—	170	—
Australia	24	—	24	—

Total	32,541	100	32,541	100

By Industry:
Banks	4,608	14	4,608	14
Pharmaceuticals	329	1	329	1
Insurance	465	1	465	1
Manufacturing	568	2	568	2
Utilities	1,158	4	1,158	4
Technology	477	1	477	1
Chemical	60	—	60	—
Construction	104	—	104	—
Mining	431	1	431	1
Retail	445	1	445	1
Government securities	14,998	46	14,998	46
Mortgage-backed securities	3,757	12	3,757	12
Mortgage loans on real estate	82	—	82	—
Telecommunications	524	2	524	2
Services	182	1	182	1
Other	4,353	14	4,353	14

Total	32,541	100	32,541	100

Of the above, £25m (2002 £nil) relates to the investments of discontinued operations. In the Country/Region summary, this comprises £25m in Other. In the Industry summary, this comprises £21m of Government securities and £4m of Other.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued
	2002
	Carrying Value £m	%	Fair Value £m	%

By Country/Region:
United Kingdom	14,132	42	14,132	42
Scandinavia	5,382	16	5,382	16
Europe	6,533	19	6,533	19
United States	4,715	14	4,718	14
Canada	945	3	945	3
Asia	196	1	196	1
Other	936	3	936	3
Australia	850	2	850	2

Total	33,689	100	33,692	100

By Industry:
Banks	3,565	11	3,565	11
Pharmaceuticals	450	1	450	1
Insurance	578	2	578	2
Manufacturing	514	1	514	1
Utilities	1,180	3	1,180	3
Technology	312	1	312	1
Chemical	110	1	110	1
Construction	237	1	237	1
Mining	537	2	537	2
Retail	436	1	436	1
Government securities	13,781	41	13,784	41
Mortgage-backed securities	3,752	11	3,752	11
Mortgage loans on real estate	270	1	270	1
Telecommunications	545	2	545	2
Services	901	2	901	2
Other	6,521	19	6,521	19

Total	33,689	100	33,692	100

Receivables include significant amounts due from policyholders, brokers and reinsurers. Due to the large number of policyholders, brokers and reinsurers across many geographic areas, the Group’s credit exposure is minimized. At December 31, 2003 and 2002 the Group did not consider there to be any significant concentrations of credit risk. At December 31, 2003 the Group’s largest reinsurance recoverables were from three reinsurance groups, who had a Standard & Poor’s rating at May 28, 2004 of A+, AAA and AA respectively. The estimated recoverables amounted respectively to £1,400m, £600m and £550m.

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

Management considers many factors when establishing reserves, including (i) information from ceding companies, (ii) historical trends, such as historical claims development patterns, loss payments, pending levels of unpaid claims and product mix, (iii) internal methodologies which analyze the Group’s experience with similar cases, (iv) current legal interpretations and (v) economic conditions. Based on these considerations, management believes that an adequate provision has been made for the Group’s loss and LAE reserves, which on a gross basis totalled £15,475m (2002 £15,843m) for general (property and casualty) business and £128m (2002 £248m) for life and health business. Claims provisions relating to certain workers’ compensation reserves in the United States, Canada and Scandinavia have been discounted as the payment pattern and ultimate costs are fixed. The discount rates used range between 1.50% and 5.00%. The amount of discount reflected in loss and LAE reserves as of December 31, 2003 was £107m (2002 £122m).

The following analysis provides a reconciliation of the activity in the reserve for losses and loss adjustment expenses on a US GAAP basis for the years ended December 31:

	2003	2002	2001
	£m	£m	£m

At January 1:
Gross reserve for losses and loss adjustment expenses	16,091	16,494	15,075
Less reinsurance recoverable	4,575	4,549	3,540

Net reserve for losses and loss adjustment expenses	11,516	11,945	11,535

Effect of foreign currency translations	(137)	(334)	38
Effect of acquisitions, claim portfolio transfers and other reclassifications	(833)	(380)	(360)

Loss and loss adjustment expenses incurred—Property & Casualty:
Current year	5,633	6,256	6,702
Prior years	414	707	652

Total incurred	6,047	6,963	7,354

Loss and loss adjustment expenses paid—Property & Casualty:
Current year	2,030	3,008	3,114
Prior years	3,247	3,661	3,492

Total paid	5,277	6,669	6,606

Loss and loss adjustment expenses incurred—Long Term Business	1,769	1,899	2,149
Loss and loss adjustment expenses paid—Long Term Business	1,765	1,908	2,165
At December 31:
Net reserve for losses and loss adjustment expenses	11,320	11,516	11,945
Plus reinsurance recoverable	4,283	4,575	4,549

Gross reserve for losses and loss adjustment expenses	15,603	16,091	16,494

In the analysis above, reserves for total losses and loss adjustment expenses includes £80m (2002 £63m) and total incurred includes £187m (2002 £285m) relating to discontinued operations.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

The reduction in net reserves for losses and loss adjustment expenses in 2003, compared to 2002, is predominantly due to the disposals of our property and casualty operations in Australia, New Zealand and Puerto Rico. This has been partially offset by additional loss reserves made in 2003. A review of our net loss reserves was carried out by Tillinghast-Towers Perrin during the year. The review found that our net loss reserves at June 30, 2003 were within a reasonable range. However, as the loss reserves were below the Tillinghast best estimate, we increased our net reserves by £563m (refer to Item 3 – Key Information – Risk Factors). This was in respect of asbestos and environmental claims, general liability and workers’ compensation, predominantly in the United States.

The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialized techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Factors contributing to this higher degree of uncertainty include:

•	plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations;

•	a few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants;

•	the tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms;

•
the long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later, for example, cases of mesothelioma can have a latent period of up to 40 years;

•	inadequate development patterns;

•	difficult issues of allocation of responsibility among potentially responsible parties and insurers;

•	complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds;

•	the tendency for social trends and factors to influence jury verdicts; and

•	developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

The position in the US is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non-aggregate premises or operation section of general liability policies. There are also indications that plaintiffs

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos. Added to this, there is also the possibility, however remote, of federal legislation that would address asbestos related problems.

Against this background and in common with the industry generally, the Group in the US receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the US easing its aggressive stance with litigation.

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

I.	RESERVE FOR FUTURE LIFE AND HEALTH POLICY BENEFITS

The analysis of future life and health policy benefits at December 31 was as follows:

	2003 £m	2002 £m

Reserve for future life and health policy benefits:
Long duration contracts	14,655	15,481
Short duration contracts	2	46

Total	14,657	15,527

In the analysis above, long duration contracts include £15m (2002 £nil) relating to discontinued operations.

Long duration contract liabilities included in future policy benefits result from traditional life products. Short duration contract liabilities are primarily group life and health products.

Reserves for future life and health policy benefits and claims are established based upon the Group’s best estimates of mortality, morbidity, lapses and investment income, with appropriate provision for adverse deviation. Actual experience in a particular period may be worse or better than assumed experience and, consequently, may favorably or adversely affect the Group’s operating results for such period. The average rate of assumed investment yields varies between life insurance businesses around the Group. The liability for future life and health policy benefits has been established based on the following assumptions: (i) interest rates, which vary by business, year of issuance and products, range from 3.88% to 8.40% (2002 3.88% to 8.20%) for the Group’s principal businesses in the UK and Denmark (ii) mortality, morbidity and surrender rates are based upon actual experience by geographical area modified to allow for variations in policy form.

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

Letters of credit securing reinsurance recoverables amounted to approximately £1,071m (2002 £681m).

The Group cedes reinsurance to Lloyd’s syndicates. As of December 31, 2003 the aggregate exposure in respect of reinsurance ceded to Lloyd’s syndicates including estimated reinsurance recoveries for losses incurred but not reported was approximately £250m (2002 £300m). No specific bad debt provision has been established for amounts due from Lloyd’s syndicates as the amounts are considered to be recoverable.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

The general and life premiums written and earned, and loss and loss adjustment expenses incurred for the years ended December 31 are as follows:

	Premiums Written & Policy Fees			Premiums Earned & Policy Fee			Loss & LAE Incurred & Life Policyholder Benefits
	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

General/Property & Casualty:
Direct	10,179	12,204	11,072	10,854	11,785	10,526	7,607	9,037	9,501
Assumed	104	221	382	130	267	367	202	266	403
Ceded	(3,388)	(3,331)	(2,372)	(3,392)	(3,274)	(2,260)	(1,762)	(2,337)	(2,550)

Total	6,895	9,094	9,082	7,592	8,778	8,633	6,047	6,966	7,354

Ratio of assumed to net written/ earned premium and policy fees	1.5%	2.4%	4.2%	1.7%	3.1%	4.2%
Life:
Direct	1,313	1,776	1,705	1,313	1,776	1,705	1,996	2,456	2,214
Ceded	(105)	(407)	(93)	(105)	(407)	(93)	(49)	(512)	146

Total	1,208	1,369	1,612	1,208	1,369	1,612	1,947	1,944	2,360

	8,103	10,463	10,694	8,800	10,147	10,245	7,994	8,910	9,714
Less
discontinued operations	(350)	(529)	—	(465)	(525)	—	(326)	(355)	—

Continuing operations	7,753	9,934	10,694	8,335	9,622	10,245	7,668	8,555	9,714

There was no assumed life business for the year ended December 31, 2003, 2002 and 2001.

Reinsurance recoverables as of December 31 consist of the following:

	2003 £m	2002 £m

Unearned premium reserves	494	570
Reserve for loss and loss adjustment expenses	4,283	4,575
Reserve for future life and health policy benefits	120	615
Reinsurance recoverable on claims paid	1,042	1,085

Total	5,939	6,845

Included in total reinsurance recoverables above are £182m (2002 £5m) relating to discontinued operations.

M.	VALUE OF LONG TERM (LIFE) BUSINESS (PRESENT VALUE OF LIFE PROFITS BUSINESS)

The present value of profits (PVP) of acquired insurance in-force is amortized over the premium recognition period of the policies acquired. A discount rate of 8.4% has been used in determining the present value of future profits. The estimated annual amortization expense for each year from 2004 to 2006 is £2m, 2007 is £0.5m (2002 £13m per annum). The interest accrued was at an interest rate of 8.4% in 2003 (2002 8.2%).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

The following is a summary of the changes in the present value of profits of acquired insurance contracts for the years ended December 31:

	2003 £m	2002 £m

Present value of profits of acquired long term (life) business as of January 1	125	154
Interest accrued	3	3
Reduction as a result of disposal	(28)	—
Amortization	(102)	(27)
Translation and other adjustments	(17)	(5)

Present value of profits of acquired long term (life) business as of December 31	15	125

N.	PENSION PLANS

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

The weighted average assumptions associated with the projected benefit obligation and expected long term rate of return on plan assets at December 31 were as follows:

	2003%	2002%	2001%

Discount rate	5.49	5.62	5.83
Rates of increase in compensation levels	4.09	3.91	4.05
Expected long term rate of return on assets	6.26	6.00	7.05

The following table sets forth the funded status of the various pension plans and the amounts recognized in the accompanying condensed consolidated balance sheets as of December 31:

	2003 £m	2002 £m

Plan assets at fair value*	3,920	3,635
Projected benefit obligation	(4,572)	(4,328)

Funded status	(652)	(693)
Unrecognized transition asset	(2)	(55)
Unrecognized prior service cost	56	55
Unrecognized net loss	1,506	1,607

Prepaid pension asset	908	914

*	Plan assets are invested primarily in fixed maturity securities and equity securities.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

Amounts recognized in the statement of financial position as at December 31 consists of:

	2003 £m	2002 £m

Balance sheet (accrued) benefit cost	(259)	(272)
Balance sheet prepaid benefit cost	12	613
Accumulated other comprehensive income	1,102	519
Intangible asset	53	54

Net amount recognized	908	914

The increase in the minimum liability included in other comprehensive income is £583m (2002 £519m).

The weighted average assumptions associated with the net periodic benefit charge/(credit) at December 31 were as follows:

	2003%	2002%	2001%

Discount rate	5.62	5.83	5.90
Rates of increase in compensation levels	3.91	4.05	4.60
Expected long term rate of return on assets	6.00	7.05	9.00

Net pension cost for the years ended December 31 included the following components:

	2003 £m	2002 £m	2001 £m

Service cost	97	113	121
Interest cost on benefit obligations	234	248	242
Expected return on plan assets	(213)	(291)	(424)
Amortization of the initial transition asset	(52)	(53)	(60)
Recognition of prior service cost	6	5	4
Recognition of net loss	82	62	5
New plans	—	—	56

Net periodic pension charge/(credit)	154	84	(56)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

The following table sets forth the reconciliation of the above projected benefit obligations and fair value of plan assets as at December 31:

	2003 £m	2002 £m

Change in benefit obligation:
Benefit obligation, at January 1	4,328	4,353
Service cost	97	113
Interest cost	234	249
Amendments	6	—
Terminations	48	10
Curtailment (gain)/charge	(35)	7
Settlements	(170)	—
Acquisitions/sales	—	(16)
Actuarial (gain)/loss	290	(142)
Benefits paid	(202)	(195)
Foreign currency exchange rate changes	(29)	(51)
New plans	5	—

Benefit obligation, at December 31	4,572	4,328

	2003 £m	2002 £m

Change in plan assets:
Plan assets at fair value, January 1	3,635	4,218
Actual return on plan assets	456	(404)
Employer contributions	197	51
Settlements	(156)	—
Acquisitions/sales	—	1
Benefits paid	(202)	(195)
Foreign currency exchange rate changes	(14)	(36)
New plans	4	—

Plan assets at fair value, at December 31	3,920	3,635

In total, for those plans where the projected benefit obligation was greater than the fair value of the plan assets as at December 31, 2003, the benefit obligation was £4.4bn (2002 £4.2bn), and the fair value of plan assets was £3.8bn (2002 £3.5bn). In total for those plans where the accumulated benefit obligation was greater than the fair value of plan assets as at December 31, 2003, the accumulated benefit obligation was £4.0bn (2002 £1.8bn) and the fair value of plan assets was £3.8bn (2002 £1.5bn).

Pension costs in 2003 included a charge of £48m as a result of special termination benefits given to certain employees in the UK (2002 £10m as a result of special termination benefits given to certain employees retiring in the US).

Liabilities and assets were measured as of December 31, 2003 and 2002 for all plans.

The balance of this disclosure note on pension plans relates to the UK plans.

The investment policy in each UK Plan is reviewed regularly by the Trustees in consultation with the Company. The overall investment objective of the Trustees is to acquire suitable assets, which together with new contributions, will meet the benefits which the schemes provide. Within this overall objective, the Trustees seek

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

to maximize the long term investment return consistent with the proper management of risk. For the two main UK Plans which account for about 98% of the assets for all UK Plans, the last major change in asset allocation strategy occurred in 2002 and resulted in the following asset allocation strategies for the two plans:

	Target asset allocation		Weighted
	Plan 1%	Plan 2%	Average	* %

Equities	45	50	47
Bonds	45	50	47
Property	10	—	6

*	Based on respective assets for the two plans at December 31, 2003.

The assets for the UK Plans at December 31, were divided between major asset classes as follows:

	2003	2003	2002	2002
	£m	%	£m	%

Equities	1,742	49.3	1,498	46.9
Bonds	1,516	42.9	1,391	43.6
Property	206	5.8	237	7.4
Other	69	2.0	68	2.1

Total	3,533	100.0	3,194	100.0

The overall expected rate of return for UK Plans at December 31, 2003 was calculated by applying the following expected rates of return to the actual assets held in each of the sub classes listed:

Expected Rate of Return %

Equities (UK and overseas)	7.25
UK Gilts	4.75
UK Index Linked Gilts	4.50
Corporate Bonds	5.00
Property	6.75
Cash	4.25

The expected contributions to be paid to the UK Plans in 2004 are £105m. These have been estimated taking into account normal contribution rates and pensionable salary rolls at December 31, 2003, together with known extra payments aimed at correcting (over a number of years) the deficiency revealed under the UK FRS 17 Accounting Standard. The estimate does not include any special payments which would be made in respect of any early retirements occurring in connection with rationalization programs or otherwise, since the amounts involved are difficult to predict in advance.

The total accumulated benefit obligation for all UK Plans at December 31, 2003 was £3,650m (2002 £3,286m).

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

The other post-retirement benefit expense was £5m for the year ended December 31, 2003 (2002 £8m, 2001 £6m). The components of these expenses are not shown separately, as they are insignificant.

The post-retirement benefit obligation was £50m at December 31, 2003 (2002 £65m). The weighted average discount rates used in determining the post-retirement benefit obligation was 6.2% in 2003 (2002 6.5%). In the US the assumptions associated with the projected benefit obligation were a pre 65 health care cost trend rate of 10% decreasing to 5% from 2001 onwards and a post 65 health care cost trend rate of 12% decreasing to 5% from 2013 onwards. In Canada these assumptions were 7% decreasing to 5% linearly over 9 years for drugs, 4% per annum for hospital, 3% per annum for other medical benefits and 4% per annum for dental (the average health care cost trend assumed for the US and Canada in 2002 was 11% decreasing to 5% over 6 years). In the US the assumptions associated with the net periodic benefit cost were a pre 65 health care cost trend rate of 9% decreasing to 5% from 2011 onwards and a post 65 health care cost trend rate of 12% decreasing to 5% from 2013 onwards. In Canada these assumptions on a pre amend basis were 11% decreasing to 5% over 10 years and on a post amend basis were 8% decreasing to 5% linearly over 10 years for drugs, 4% per annum for hospital, 3% per annum for other medical benefits and 4% per annum for dental. The health care cost trend rate assumptions have a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point would increase the total of the service and interest cost components by £1m (2002 £1m). Decreasing the assumed health care cost trend rates by one percentage point would decrease the total of the service and interest cost components by £1m (2002 £1m). Increasing the assumed health care cost trend rates by one percentage point would increase the post-retirement benefit obligation as of December 31, 2003 by £4m (2002 £9m). Decreasing the assumed health care cost trend rates by one percentage point would decrease the post retirement benefit obligation as of December 31, 2003 by £3m (2002 £9m).

P.	OPERATING LEASES

The Group leases its real estate held for investment to outside parties under non-cancellable operating leases as lesser. The Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Future rental payments under non-cancellable leases with terms in excess of one year were as follows as of December 31:

2003 £m

2004	89
2005	72
2006	62
2007	54
2008	48
Thereafter	206

Total	531
Recoveries under sub tenancies	(136)

Total	395

Q.	INCOME TAXES

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

A summary of the US GAAP income tax expense within the income statement for the years ended December 31 is shown below:

	2003 £m	2002 £m	2001 £m

Current tax
United Kingdom	(37)	147	38
Foreign	44	77	74
Deferred tax
United Kingdom	214	(379)	(253)
Foreign	219	(1)	(200)

	440	(156)	(341)

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. US GAAP components of the net deferred income tax asset and liability were as follows:

	2003	2002
	£m	£m

Deferred tax liability
Unrealized investment gains, net	277	404
Post-retirement benefits	—	101
Deferred acquisition costs	156	196
Equalization reserves	112	104
Other deferred tax liabilities	39	75

Total	584	880

Deferred tax asset
Depreciation on land and buildings	61	55
Income accelerated for tax	113	119
Expenditure deferred for tax	346	354
Post retirement benefits	82	—
Loss carryforwards	354	479
Other deferred tax assets	181	217

	1,137	1,224
Valuation allowance	(578)	(346)

Total	559	878

Net deferred tax liability	25	2

SFAS No. 109 requires the establishment of a valuation allowance for deferred income tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Accordingly, the Group has established a valuation allowance of £578m as of December 31, 2003 (2002 £346m). This valuation allowance reflects the portion of deferred income tax benefits which may not be realized mainly because it is not likely that suitable profits will arise to absorb these benefits in the near future on certain of the Group’s subsidiaries and overseas branches.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

The total tax losses carried forward are due to expire as follows:

2003 £m

2004—2008	30
Thereafter	324

Total	354

A reconciliation of income tax expense computed by applying the UK income tax rate of 30% in 2003 (30% in 2002 and 2001) to income from operations before income taxes for the years ended December 31 is as follows:

	2003		2002		2001
	£m	%	£m	%	£m	%

US GAAP Tax Reconciliation
Loss before income taxes, minority interests	(105)		(869)		(643)
Less tax (recovered from)/credited to life policyholders included within total profits*	(90)		85		188

Income taxable at corporate rates	(195)	100.0	(784)	100.0	(455)	100.0

Income tax at corporate rates	(58)	30.0	(235)	30.0	(137)	30.0
Reconciling items:
Tax exempt revenues and disallowable expenses	3	(1.5)	(11)	1.4	15	(3.3)
Goodwill writedown	11	(5.8)	189	(24.1)	—	—
Dividends taxed at lower rates	(14)	7.3	(22)	2.8	(36)	7.9
USA loss reserve discount	105	(54.0)	—	—	—	—
USA valuation allowance	361	(185.3)	—	—	—	—
Prior year adjustment	(78)	40.0	—	—	—	—
Other	20	(10.3)	8	(1.1)	5	(0.9)

Total	350	(179.6)	(71)	9.1	(153)	33.7
Add tax recoveries from life policyholders included within total profits*	90	(46.3)	(85)	10.8	(188)	41.3

Total income tax expense/(credit)	440	(225.9)	(156)	19.9	(341)	75.0

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

Equity method investments have been accounted for on a US GAAP basis. The carrying value of investments in associates are adjusted each year for the Group’s share of US GAAP profit or losses, with such adjustments being included in the income statement. Dividends received from associates are recorded as a decrease in the carrying value of the investment.

S.	GUARANTEES AND COMMITMENTS

The company has a number of guarantees and commitments.

Bank loan guarantees

In Canada, the Group guarantees outstanding loan repayments in the event of bank loan default by broker subsidiaries and special relationship brokers. The bank loan guarantees amount in total to £15m and have a term of seven years. It is not anticipated that any of the brokers will default. The fair value of the guarantee did not materially impact the consolidated financial position of the Group.

Financial enhancement products

Within the financial enhancement product portfolio of the UK operations, are a number of credit default swaps, residual value insurance contracts, bonds, residential property loan and lease guarantees. The guarantees are accounted for as derivative instruments at fair value under SFAS No. 133. The carrying amount of the guarantees in total is a liability of £85m and the maximum term is 22 years 7 months. The total maximum potential amount of future payments in respect of these guarantees is £151m. The majority of the guarantee contracts are 100% reinsured with the relating recoverable held as a derivative asset.

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

Further information on these products is shown in note 49T.

Performance guarantees

In Denmark, Codan A/S has issued guarantees to Group life companies regarding swaptions purchased by these companies. The guarantees, which amount to £16m, provide for the contingent repayment of collateral to the issuer of the swaptions, in the event that these life companies are unable to provide the collateral in accordance with their obligations. The fair value of these guarantees have been recognized in the accounts.

Other guarantees

In the normal course of disposal of businesses the Group provides representations and warranties to counterparties in contracts in connection with various transactions and may also provide indemnifications that protect the counterparties to the contracts in the event that certain liabilities arise which have not been properly disclosed to the purchaser (covering such matters as tax, property, environmental issues, etc.). While such representations, warranties and tax indemnities are essential components of many contractual relationships, they do not represent the underlying purpose for the transaction. These clauses are entirely usual in such contracts and are entered into based on an assessment that the risk of a claim is very remote. No compensation is received for

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

these standard representations and warranties and it is not possible to determine their fair value because they rarely, if ever, result in a payment having to be made. In many cases, there are no stated amounts included in the individual indemnification clauses and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the Consolidated Balance Sheet as of December 31, 2003 or 2002, related to these indemnifications and warranties.

T.	VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued FASB Interpretation No. 46, (“FIN 46”), Consolidation of Variable Interest Entities, which clarified the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements. FIN 46 was subsequently reissued as FIN 46-R in December 2003, with FIN 46-R providing additional interpretation as to existing standards on consolidation. FIN 46-R clarifies the application of standards of consolidation to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (variable interest entity or “VIE”). VIEs are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among all parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. As required under the original standard, on February 1, 2003, the Group adopted the standard for VIEs created after January 31, 2003. The Group has no interest in a VIE created after January 31, 2003 or involvement with a VIE that meets the definition of a Special Purpose Entity (SPE) as defined in FIN 46-R which would result in the Group being considered the primary beneficial interest holder. In addition, as part of the transitional provisions of the revised standard, the Group has applied FIN 46-R as of December 31, 2003 to those VIEs created after January 31, 2003, and will adopt the accounting provisions of FIN 46-R in 2004 for VIEs in which the Group holds a variable interest that were acquired prior to February 1, 2003.

The Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally such that the Group will be at risk for a number of years and therefore liabilities remain for an extended period. Claims on these products may increase during periods of weak economic conditions. The financial enhancement portfolio of Financial Structures Limited (“FSL”), a US subsidiary, contains a variety of credit default products, including collateralized debt obligations (“CDO”), for which the majority of premiums have not been earned and losses are provided for on an “as arising” basis. These products are no longer written. CDO transactions insured by FSL may employ variable interest entities. A typical cashflow CDO transaction, for example, employs a VIE as the purchaser of the securitized assets and as the issuer of the obligations insured by FSL. FSL does not own the VIE and participates in the transaction typically at the request of an investment bank. FSL maintains some limited contractual rights and exercises limited influence over VIE issuers of FSL-insured obligations. FSL also bears some of the “risks and rewards” associated with the performance of the VIE’s assets. Specifically, as issuer of a financial guaranty insurance policy insuring the VIE’s obligations, FSL bears the risk of asset performance (typically, but not always, after a significant depletion of overcollateralization, excess spread, a deductible or other credit protection). In addition, the VIE typically pays a periodic premium to FSL in consideration of the issuance by FSL of its insurance policy, with the VIE’s assets typically serving as the source of such premium, this providing some of the “rewards” of the VIE’s assets to FSL. These variable interests were created prior to February 1, 2003, and therefore fall under the accounting principles of FIN 46-R in 2004. The total size of the cashflow transactions, portions of which are owned by the VIE’s insured by FSL, aggregates £2.3bn at December 31, 2003. This amount does not represent the exposure to FSL, as FSL is only exposed to the specific tranches that the insured VIE owns. The VIE’s total obligations insured by FSL total £165m at December 31, 2003. These obligations are collateralized by VIE assets comprised of various tranches of cashflow CDO transactions, primarily involving senior secured loans in the United States.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

U.	NEW US GAAP ACCOUNTING PRONOUNCEMENTS

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Previous guidance required expenses for exit or disposal activities to be accrued when the exit or disposal plan was approved by management and the liability was probable and quantifiable. This standard requires that liabilities or costs associated with such activities be recognized when incurred and recorded initially at fair value. The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002, with earlier application permitted. The Group has adopted this statement for applicable transactions occurring on or after January 1, 2003.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB Opinion No. 25 to the fair value method of accounting under SFAS No. 123, if a company so elects. The Group adopted this standard for the year ended December 31, 2002. The effect of adopting this standard is to reduce shareholders’ equity by £25m.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guaranties, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of certain types of guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The Group adopted the disclosure requirements for the year ended December 31, 2002 and the effect of adopting this standard did not materially impact the consolidated financial position of the Group.

In January 2003, the FASB issued FASB Interpretation No. 46, (“FIN 46”), Consolidation of Variable Interest Entities, which clarified the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements. FIN 46 was subsequently reissued as FIN 46-R in December 2003, with FIN 46-R providing additional interpretation as to existing standards on consolidation. FIN 46-R clarifies the application of standards of consolidation to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (variable interest entity or “VIE”). VIEs are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among all parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. As required under the original standard, on February 1, 2003, the Group adopted the standard for VIEs created after January 31, 2003. The Group has no interest in a VIE created after January 31, 2003 or involvement with a VIE that meets the definition of a Special Purpose Entity (SPE) as defined in FIN 46-R which would result in the Group being considered the primary beneficial interest holder. In addition, as part of the transitional provisions of the revised standard, the Group has applied FIN 46-R as of December 31, 2003 to those VIEs created after January 31, 2003, and will adopt the accounting provisions of FIN 46-R in 2004 for VIEs in which the Group holds a variable interest that were acquired prior to February 1, 2003. The Group had no interests in variable interest entities created before February 1, 2003.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement clarifies when a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. This statement also amends the definition of an underlying to conform to the language contained in

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material impact on the Group’s results of operations, financial condition or liquidity.

In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material impact on the Group’s results of operations, financial condition or liquidity.

Effective December 31, 2003, the Group adopted Emerging Issues Task Force Issue No. 03-01 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-01). EITF 03-01 requires certain disclosures for unrealized losses on fixed maturity and equity securities accounted for under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and SFAS 124 Accounting for Certain Investments Held by Not-for-Profit Organizations, that are classified as either available-for-sale or held-to-maturity. The disclosure requirements include quantitative information on the aggregate amount of unrealized losses and the related fair value of investments with unrealized losses, segregated into time periods relating to the length of time the investment has been in a continuous unrealized loss position. In addition, qualitative disclosures are required to provide additional information the company considered in reaching the conclusion that the unrealized losses were not other than temporary. The new disclosure requirements that are effective for the year ended December 31, 2003, are included on note 49E.

On December 23, 2003, the FASB issued Statement of Financial Accounting Standard No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements Nos. 87, 88 and 106, and a revision of FASB Statement No. 132 (FAS 132-R). FAS 132-R requires additional detailed disclosures regarding pension plan assets, benefit obligations, cash flows, benefit costs and related information. FAS 132-R does not change plan measurement or recognition criteria. With the exception of certain disclosures including disclosures related to foreign plans, the new disclosures are effective for fiscal periods ending after December 15, 2003. Companies with foreign plans may defer certain disclosures until fiscal years ending after June 15, 2004. The new disclosure requirements that are effective for the year ended December 31, 2003, are included on note 49N.

In April 2003, the FASB issued guidance in Statement No. 133 Implementation Issue No. B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments, (DIG B36). DIG B36 addresses the instances in which bifurcation of an instrument into a debt host contract and an embedded credit derivative is required. In particular DIG B36 clarifies where modified coinsurance arrangements in which funds are withheld by the ceding insurer contain an embedded derivative feature which contains economic characteristics that are not clearly and closely related to the host contract. Bifurcation is also required for embedded features of a debt instrument and all other arrangements which incorporate credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. The provisions of the implementation guidance are effective for the first reporting period beginning after September 15, 2003. The Group is currently assessing the impact of this standard on its results of operations, financial condition and liquidity.

In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-01, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

Accounts.” AcSEC has developed the SOP to address the evolution of product designs since the issuance of Statement of Financial Accounting Standards (“SFAS”) No. 60, “Accounting and Reporting by Insurance Enterprises,” and SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” and the need for interpretive guidance to be developed in three areas: separate account presentation and valuation; the accounting recognition given sales inducements (bonus interest, bonus credits, persistency bonuses); and the classification and valuation of certain long-duration contract liabilities.

The most significant accounting implications of the SOP are as follows: (1) reporting and measuring assets and liabilities of separate account products as general account assets and liabilities when specified criteria are not met; (2) reporting and measuring seed money in separate accounts as general account assets based on the insurer’s proportionate beneficial interest in the separate account’s underlying assets; (3) capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs, but immediately expensing those sales inducements accrued or credited if such criteria are not met; (4) establishing an additional liability for guaranteed minimum death and similar mortality and morbidity benefits only for contracts determined to have mortality and morbidity risk that is other than nominal and when the risk charges made for a period are not proportionate to the risk borne during that period; and (5) for contracts containing an annuitization benefits contract feature, if such contract feature is not accounted for under the provisions of SFAS No. 133 establishing an additional liability for the contract feature if the present value of expected annuitization payments at the expected annuitization date exceeds the expected account balance at the expected annuitization date.

The Group will adopt the SOP effective January 1, 2004. The Group is currently assessing the impact of this standard on its results of operations, financial condition and liquidity.

In March 2004, the EITF reached a final consensus on Issue 03-16, “Accounting for Investments in Limited Liability Companies” (“EITF 03-16”). EITF 03-16 will require investors in limited liability corporations that have specific ownership accounts to follow the equity method accounting for investments that are more than minor (e.g. greater than 3% ownership interest) as prescribed in SOP 78-9, “Accounting for Investments in Real Estate Ventures” and EITF Topic No. D-46, “Accounting for Limited Partnership Investments”. Investors that do not have specific ownership accounts or minor ownership interests should follow the significant influence model prescribed in APB Opinion No. 18, “Accounting for Certain Investments in Debt and Equity Securities”, for corporate investments. EITF 03-16 excludes securities that are required to be accounted for as debt securities based on the guidance in paragraph 14 of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, and EITF 99-20. EITF 03-16 is effective for quarters beginning after June 15, 2004 and should be applied as a change in accounting principle. The Group is currently assessing the impact of EITF 03-16 on its results of operations, financial condition and liquidity.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”, (SOP 03-3). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows to be collected from an investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations but does not apply to loans originated by the entity. SOP 03-3 limits the yield that may be accreted to the excess of the estimated undiscounted expected principal, interest and other cash flows over the initial investment in the loan. SOP 03-3 also requires that the excess of contractual cash flows over cash flows expected to be collected not be recognized as an adjustment of yield, loss accrual, or valuation allowance. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Group is currently assessing the impact of SOP 03-3 on its results of operations, financial condition and liquidity.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

V.	DISPOSAL OF SUBSIDIARY UNDERTAKINGS

As discussed in note 24 the Group disposed of a number of subsidiaries during the year.

The following summarizes the difference relating to (losses)/gains on disposal including provisions for losses on subsidiaries to be sold:

	2003	Restated 2002	Restated 2001
	£m	£m	£m

Total UK GAAP (loss)/gain per income statement	(308)	253	(72)
Adjust goodwill written back from reserves under UK GAAP	324	1	168
Additional goodwill written off to reserves under US GAAP	(10)	—	(19)
Additional realized gains on real estate	—	9	9
Additional (loss)/profit on sale of life subsidiaries	(52)	(45)	(37)
Additional gain due to claims discounting under UK GAAP	42	—	—
Additional loss due to nil equalization provision under US GAAP	—	(37)	—
Foreign exchange adjustment	(14)	(3)	11
Other	12	10	1
	————	————	————
Total US GAAP (loss)/gain per income statement	(6)	188	61

W.	DISCONTINUED OPERATIONS

Discontinued operations in 2003 comprise the following disposals: the UK Healthcare and Assistance business, the Australian and New Zealand general and life business, Royal & Sun Alliance Insurance (Company of Puerto Rico) Inc, Sequence (UK) Limited and a 51% shareholding in Compañia de Seguros de Vida La Construcción.

Held-for-sale operations in 2003 comprise shareholdings in the Peruvian general and life businesses and an 81% shareholding in Royal PBK.

Discontinued operations in 2002 comprise the following disposals: Royal & SunAlliance Investments, Royal & Sun Alliance International Financial Services Limited, Securitas Bremer Allgemeine Versicherungs AG, Securitas-Gilde Lebensversicherung AG, Royal & SunAlliance Schaderverzekering NV and Royal & SunAlliance Levensverzekering NV.

The held-for-sale operation in 2002 comprises the UK Healthcare and Assistance business.

There were no discontinued operations in 2001.

See note 24 for further information relating to the disposed operations, and note 46 for information relating to the held-for-sale operations.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

Summarized financial data from discontinued operations (which includes held for sale operations) are outlined below:

	2003 £m	2002 £m	2001 £m

Revenues	552	614	—
Profit before income tax and minority interests	55	46	—
Income tax expense	(27)	(5)	—
Minority interest	(4)	—	—

Profit after income tax and minority interests	24	41	—
(Loss)/gain on disposal of subsidiaries	(97)	171	—

Net (loss)/profit from discontinued operations	(73)	212	—

Total assets and liabilities of discontinued operations consist of the following:

	2003 £m	2002 £m

Investments	38	—
Other assets
Cash	7	—
Receivables from insurance operations	6	78
Reinsurance recoverables	182	5
Other receivables	185	95
Goodwill and other assets	26	31

Total other assets	406	209

Total assets of discontinued operations	444	209

Technical reserves	207	174
Other insurance liabilities	56	35
Other liabilities	40	—

Total liabilities of discontinued operations	303	209

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

In June 2004, the Group announced the sale of its 71.7% shareholding in its Danish life subsidiaries, Codan Pensionforsikring A/S, A/S Forsikringsselskabet Codan Pension, Forsikringsselkabet Hafnia Liv A/S, Forsikringsselskabet Hafnia Liv III A/S, and its 36.6% shareholding in A/S Forsikringsselskabet Codan Link.

Total assets and liabilities consist of the following:

2003 £m

Investments	5,418
Other assets
Cash	87
Receivables from insurance operations	34
Other receivables	44
Goodwill and other assets	225

Total other assets	390

Total assets	5,808

Technical reserves	5,178
Other insurance liabilities	63
Other liabilities	326

Total liabilities	5,567

These assets and liabilities are included within continuing operations as at December 31, 2003, as they were not held for sale.

In June 2003, the Group confirmed that it was in discussions regarding the possible sale of its UK Life business. These discussions are preliminary and there can be no certainty over the outcome. Any disposal would be subject to acceptable terms and regulatory approval. The assets and liabilities of this entity are shown below for information, and are included within continuing operations in the financial statements.

2003 £m

Investments	18,519
Other assets
Cash	820
Receivables from insurance operations	5
Reinsurance recoverables	123
Goodwill and other assets	4,604

Total other assets	5,552

Total assets	24,071

Technical reserves	18,282
Other insurance liabilities	245
Other liabilities	4,369

Total liabilities	22,896

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

50.	PRINCIPAL ASSOCIATED UNDERTAKINGS AND OTHER SIGNIFICANT SHAREHOLDINGS

	Country	Holding

Principal associated undertakings (see notes below)
Royal & Sun Alliance Insurance (Malaysia) Bhd	Malaysia	45.0%
Royal Sundaram Alliance Insurance Ltd	India	26.0%
Syn Mun Kong Insurance Public Company Ltd (September 30, 2003)	Thailand	20.0%
Other significant shareholdings (see notes below)
Rothschilds Continuation Holdings AG (merchant banking group)	Switzerland	21.5%

Notes:
1.	Associated undertakings: where the figures included in the accounts are not for the year ended December 31, 2003, the relevant accounting date is shown in brackets.
2.	The countries shown are those of incorporation and principal operation.
3.	Unless otherwise stated, all companies are engaged in the transaction of insurance or related business. All are owned by subsidiaries of the Group.
4.
The Group’s participating interest in Rothschilds Continuation Holdings AG, is accounted for as an investment under US GAAP as we are unable to exercise significant influence. This mirrors the treatment under UK GAAP, where it is also accounted for as an investment because of the disposition of shareholdings.

5.	In January 2004 the Group announced its disposal of its 37.5% interest in Mutual & Federal Insurance Company Ltd, a South African undertaking.
6.	In February 2004 the Group announced its disposal of its 14.5% interest in Rimac-Internacional Compania de Seguros y Reaseguros, a Peruvian undertaking.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

51.	PRINCIPAL SUBSIDIARIES
Principal activity

United Kingdom	Royal Insurance Holdings plc (note 2)	Holding company
	Royal & Sun Alliance Insurance plc	General insurance
	British Aviation Insurance Company Ltd (57.1%)	General insurance
	The Globe Insurance Company Ltd	General insurance
	The London Assurance	General insurance
	The Marine Insurance Company Ltd	General insurance
	Phoenix Assurance plc	Composite insurance
	Royal International Insurance Holdings Ltd	General insurance
	Royal & Sun Alliance Reinsurance Ltd	General insurance
	Royal & Sun Alliance Life & Pensions Ltd	Life insurance
	Royal & Sun Alliance Linked Insurances Ltd	Life insurance
	Sun Alliance and London Insurance plc	General insurance
	Sun Alliance and London Assurance Company Ltd	Life insurance
	Royal & Sun Alliance Life Holdings Ltd	Holding company
	Sun Insurance Office Ltd	General insurance

Argentina	Royal & Sun Alliance Seguros (Argentina) SA	General insurance

Brazil	Royal & Sun Alliance Seguros (Brasil) SA	General insurance

Canada	Roins Financial Services Ltd	Holding company
	Compagnie d’Assurance du Quebec (99.8%)	General insurance
	The Johnson Corporation	General insurance
	Royal & Sun Alliance Insurance Company of Canada	General insurance
	Western Assurance Company	General insurance

Chile	Royal & SunAlliance Seguros (Chile) SA (97.5%)	General insurance

Colombia	Royal & Sun Alliance Seguros (Colombia) SA (86.3%)	General insurance
	Royal & Sun Alliance Seguros de Vida (Colombia) SA (86.3%)	Life insurance

Denmark	Codan A/S (71.7%)	Holding company
	Codan Forsikring A/S (71.7%)	General insurance
	A/S Forsikringsselskabet Codan Pension (71.7%)	Life insurance
	Codan Pensionforsikring A/S (71.7%)	Life insurance

Guernsey	Insurance Corporation of Channel Islands Ltd	General insurance

Hong Kong	Royal & Sun Alliance Insurance (Hong Kong) Ltd	General insurance

Isle of Man	Tower Insurance Company Ltd	General insurance

Mexico	Royal & SunAlliance Seguros (Mexico) SA	General insurance

Netherlands Antilles	Royal & Sun Alliance Insurance (Antilles) NV (51.0%)	General insurance

Saudi Arabia	Royal & Sun Alliance Insurance (Middle East) Limited E.C. (50.01%)	General insurance

Singapore	Royal & Sun Alliance Insurance (Singapore) Ltd	General insurance

Sweden	Trygg-Hansa Försäkrings AB, Publikt (71.7%)	General insurance

United States of America	Royal & Sun Alliance USA, Inc	Holding company
	Royal Indemnity Company	General insurance
	Royal Insurance Company of America	General insurance
	Guaranty National Insurance Company	General insurance
	Viking Insurance Company of Wisconsin	General insurance

Uruguay	Royal & Sun Alliance Seguros (Uruguay) SA	General insurance

Venezuela	Royal & Sun Alliance Seguros (Venezuela) SA (99.0%)	General insurance

Notes:
1.	All UK companies are incorporated in Great Britain and are registered in England.
2.	100% direct subsidiaries of Royal & Sun Alliance Insurance Group plc.
3.	Except where indicated all holdings are of equity shares and represent 100% of the nominal issued capital.
4.	Some subsidiaries have been omitted from this statement to avoid providing particulars of excessive length but none of these materially affects the results or assets of the Group.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

52.	FINANCIAL STATEMENTS OF ROYAL & SUN ALLIANCE INSURANCE PLC

The following consolidated UK GAAP financial statements represent the summarized accounts of Royal & Sun Alliance Insurance plc (RSAIplc), the guarantor of subordinated bonds issued by Royal & Sun Alliance Insurance Group plc.

	2003
	RSAIplc	Parent Co	Other Subs	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

Gross premiums written	11,508	—	—	—	11,508
Outward reinsurance premiums	(3,405)	—	—	—	(3,405)

Premiums written, net of reinsurance	8,103	—	—	—	8,103
Change in the provision for unearned premiums, net	671	—	—	—	671

Earned premiums, net of reinsurance	8,774	—	—	—	8,774

Investment income	2,924	246	240	(523)	2,887
Net unrealized gains on investment	125	—	—	1	126

Total income	11,823	246	240	(522)	11,787

Claims incurred, net of reinsurance	(9,005)	—	—	—	(9,005)
Change in long term (life) technical provisions, net of reinsurance	969	—	—	—	969

Acquisition costs, net of amortization	(2,208)	—	—	—	(2,208)
Administrative expenses (includes central expenses)	(875)	(98)	—	4	(969)
Amortization of goodwill	(22)	—	(2)	—	(24)
Amortization of goodwill in acquired property and casualty claims provisions	(19)	—	—	—	(19)
Other technical charges – amortization of acquired present value of long term (life) business	(66)	—	—	—	(66)
Reinsurance commissions and profit participation	400	—	—	—	400

Net operating expenses	(2,790)	(98)	(2)	4	(2,886)

Investment expenses and charges	(111)	(103)	(59)	81	(192)
Tax attributable to the long term (life) business	(193)	—	—	—	(193)
Change in the equalization provisions	(24)	—	—	—	(24)

Total charges	(11,154)	(201)	(61)	85	(11,331)

Income less charges	669	45	179	(437)	456
Transfers from the fund for future appropriations	(432)	—	—	—	(432)

	237	45	179	(437)	24
Tax credit attributable to balance on long term (life) business technical account	169	—	—	—	169
Income from other activities, net of charges	(17)	—	(10)	(4)	(31)
Profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	(67)	(2)	(239)	—	(308)

Profit/(loss) on ordinary activities before tax	322	43	(70)	(441)	(146)
Tax on profit on ordinary activities	(312)	47	22	26	(217)

Profit/(loss) on ordinary activities after tax	10	90	(48)	(415)	(363)
Attributable to equity minority interests	(19)	—	—	—	(19)

Profit/(loss) for the financial year attributable to shareholders	(9)	90	(48)	(415)	(382)
Dividends	(240)	(120)	(230)	470	(120)

Transfer (from)/to retained profits	(249)	(30)	(278)	55	(502)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 52 continued

RSAIplc Consolidated Profit and Loss Account (Statement of Income)

	Restated 2002
	RSAIplc	Parent Co	Other Subs	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

Gross premiums written	14,248	—	—	—	14,248
Outward reinsurance premiums	(3,731)	—	—	—	(3,731)

Premiums written, net of reinsurance	10,517	—	—	—	10,517
Change in the provision for unearned premiums, net	(228)	—	—	—	(228)

Earned premiums, net of reinsurance	10,289	—	—	—	10,289

Investment income	2,633	19	2	(48)	2,606
Net unrealized (losses)/gains on investment	(2,484)	1	—	(6)	(2,489)

Total income	10,438	20	2	(54)	10,406

Claims incurred, net of reinsurance	(10,542)	—	—	—	(10,542)
Change in long term (life) technical provisions, net of reinsurance	1,935	—	—	—	1,935

Acquisition costs, net of amortization	(2,576)	—	—	—	(2,576)
Administrative expenses (includes central expenses)	(1,017)	(56)	—	8	(1,065)
Amortization of goodwill	(713)	—	—	—	(713)
Amortization of goodwill in acquired property and casualty claims provisions	(25)	—	—	—	(25)
Other technical charges—amortization of acquired present value of long term (life) business	(13)	—	—	—	(13)
Reinsurance commissions and profit participation	566	—	—	—	566

Net operating expenses	(3,778)	(56)	—	8	(3,826)

Investment expenses and charges	(121)	(101)	(67)	75	(214)
Tax attributable to the long term (life) business	(4)	—	—	—	(4)
Change in the equalization provisions	1	—	—	—	1

Total charges	(12,509)	(157)	(67)	83	(12,650)

Income less charges	(2,071)	(137)	(65)	29	(2,244)
Transfers from the fund for future appropriations	999	—	—	—	999

	(1,072)	(137)	(65)	29	(1,245)
Tax credit attributable to balance on long term (life) business technical account	65	—	—	—	65
Income from other activities, net of charges	(9)	—	(9)	(8)	(26)
(Loss)/profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	52	(1)	130	72	253

(Loss)/profit on ordinary activities before tax	(964)	(138)	56	93	(953)
Tax on profit on ordinary activities	51	38	2	—	91

(Loss)/profit on ordinary activities after tax	(913)	(100)	58	93	(862)
Attributable to equity minority interests	(9)	—	—	—	(9)

(Loss)/profit for the financial year attributable to shareholders	(922)	(100)	58	93	(871)
Dividends	—	(95)	—	—	(95)

Transfer (from)/to retained profits	(922)	(195)	58	93	(966)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 52 continued

RSAIplc Consolidated Profit and Loss Account (Statement of Income)

	Restated 2001
	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

Gross premiums written	14,158	—	—	—	14,158
Outward reinsurance premiums	(2,446)	—	—	—	(2,446)

Premiums written, net of reinsurance	11,712	—	—	—	11,712
Change in the provision for unearned premiums, net	(479)	—	—	—	(479)

Earned premiums, net of reinsurance	11,233	—	—	—	11,233

Investment income	3,457	58	57	(127)	3,445
Net unrealized (losses)/gains on investment	(4,662)	—	—	7	(4,655)

Total income	10,028	58	57	(120)	10,023

Claims incurred, net of reinsurance	(10,343)	—	—	—	(10,343)
Change in long term (life) technical provisions, net of reinsurance	1,478	—	—	—	1,478

Acquisition costs, net of amortization	(2,466)	—	—	—	(2,466)
Administrative expenses (includes central expenses)	(1,029)	(37)	—	—	(1,066)
Amortization of goodwill	(58)	—	—	—	(58)
Amortization of goodwill in acquired property and casualty claims provisions	(37)	—	—	—	(37)
Other technical charges—amortization of acquired present value of long term (life) business	(13)	—	—	—	(13)
Reinsurance commissions and profit participation	457	—	—	—	457

Net operating expenses	(3,146)	(37)	—	—	(3,183)

Investment expenses and charges	(120)	(66)	(48)	37	(197)
Tax attributable to the long term (life) business	162	—	—	—	162
Change in the equalization provisions	(46)	—	—	—	(46)

Total charges	(12,015)	(103)	(48)	37	(12,129)

Income less charges	(1,987)	(45)	9	(83)	(2,106)
Transfers from the fund for future appropriations	923	—	—	—	923

	(1,064)	(45)	9	(83)	(1,183)
Tax credit attributable to balance on long term (life) business technical account	62	—	—	—	62
Income from other activities, net of charges	(8)	(6)	1	(4)	(17)
(Loss)/profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	(68)	21	—	(25)	(72)

(Loss)/profit on ordinary activities before tax	(1,078)	(30)	10	(112)	(1,210)
Tax on profit on ordinary activities	295	32	26	—	353

(Loss)/profit on ordinary activities after tax	(783)	2	36	(112)	(857)
Attributable to equity minority interests	5	—	—	—	5

(Loss)/profit for the financial year attributable to shareholders	(778)	2	36	(112)	(852)
Dividends	(50)	(236)	(46)	96	(236)

Transfer (from)/to retained profits	(828)	(234)	(10)	(16)	(1,088)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 52 continued

RSAIplc Consolidated Balance Sheet

	2003
	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

ASSETS
Intangible assets	216	—	—	—	216

Investments
Land and buildings	3,107	—	3	8	3,118
Interests in associated undertakings	121	—	1	—	122
Interests in subsidiaries	—	3,448	4,469	(7,917)	—
Other financial investments
Shares and other variable yield securities and units in unit trusts	4,895	—	3	(15)	4,883
Debt securities and other fixed income securities	30,752	—	—	—	30,752
Loans and deposits with credit institutions	950	5	14	—	969

	36,597	5	17	(15)	36,604
Value of long term (life) business	—	—	—	—	—
Deposits with ceding undertakings	62	—	—	—	62

Total investments	39,887	3,453	4,490	(7,924)	39,906
Assets held to cover linked liabilities	3,874	—	—	—	3,874
Reinsurers’ share of technical provisions
Provision for unearned premiums	583	—	—	—	583
Long term (life) business provision	120	—	—	—	120
Claims outstanding	4,203	—	—	—	4,203
Technical provisions for linked liabilities	6	—	—	—	6

	4,912	—	—	—	4,912
Debtors
Amounts owed by group undertakings	—	723	170	(893)	—
Debtors arising out of direct insurance operations	2,379	—	—	(163)	2,216
Debtors arising out of reinsurance operations	1,125	—	—	—	1,125
Other debtors	754	97	223	(399)	675

	4,258	820	393	(1,455)	4,016
Other assets
Tangible assets	133	12	—	(6)	139
Cash at bank and in hand	486	8	9	—	503
Own shares	—	—	—	15	15

	619	20	9	9	657
Prepayments and accrued income
Accrued interest and rent	506	—	—	(6)	500
Deferred acquisition costs—long term (life) business	20	—	—	—	20
Deferred acquisition costs—general (property & casualty) business	701	—	—	—	701
Other prepayments and accrued income	124	—	—	23	147

	1,351	—	—	17	1,368

Total assets	55,117	4,293	4,892	(9,353)	54,949

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 52 continued

RSAIplc Consolidated Balance Sheet — Continued

	2003
	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

LIABILITIES
Capital and reserves
Called up share capital	1,128	917	1,200	(2,328)	917
Share premium account	2,646	775	1,477	(4,123)	775
Reserves	—	1,247	978	(2,217)	8
Profit and loss account	660	62	(224)	803	1,301

Shareholders’ funds	4,434	3,001	3,431	(7,865)	3,001
Equity minority interests in subsidiary undertakings	346	—	—	—	346
Dated loan capital	—	768	—	—	768

Total capital reserves and dated loan capital	4,780	3,769	3,431	(7,865)	4,115
Fund for future appropriations	2,104	—	—	—	2,104

Technical provisions
Provision for unearned premiums	3,888	—	—	—	3,888
Long term (life) business provision	22,212	—	—	—	22,212
Claims outstanding	14,782	—	—	—	14,782
Equalization provisions	319	—	—	—	319

	41,201	—	—	—	41,201
Technical provisions for linked liabilities	3,873	—	—	—	3,873
Provisions for other risks and charges	397	—	5	—	402
Deposits received from reinsurers	250	—	—	—	250

Creditors
Amounts owed to group undertakings	—	400	1,034	(1,434)	—
Creditors arising out of direct insurance operations	378	—	—	—	378
Creditors arising out of reinsurance operations	554	—	—	—	554
Debenture loans including convertible debt	12	—	—	—	12
Amounts owed to credit institutions	22	—	400	—	422
Other creditors including taxation and social security	1,084	41	9	(80)	1,054
Proposed dividend	—	83	—	—	83

	2,050	524	1,443	(1,514)	2,503
Accruals and deferred income	462	—	13	26	501

Total liabilities	55,117	4,293	4,892	(9,353)	54,949

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 52 continued

RSAIplc Consolidated Balance Sheet
	Restated 2002
	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

ASSETS
Intangible assets	304	—	2	—	306

Investments
Land and buildings	2,957	—	6	12	2,975
Interests in associated undertakings	165	—	1	—	166
Interests in subsidiaries	—	2,648	4,456	(7,104)	—
Other financial investments
Shares and other variable yield securities and units in unit trusts	5,900	—	3	(15)	5,888
Debt securities and other fixed income securities	29,878	—	15	(15)	29,878
Loans and deposits with credit institutions	1,593	—	1	13	1,607

	37,371	—	19	(17)	37,373
Value of long term (life) business	86	—	—	—	86
Deposits with ceding undertakings	179	—	—	—	179

Total investments	40,758	2,648	4,482	(7,109)	40,779
Assets held to cover linked liabilities	4,169	—	—	—	4,169
Reinsurers’ share of technical provisions
Provision for unearned premiums	654	—	—	—	654
Long term (life) business provision	820	—	—	—	820
Claims outstanding	4,493	—	—	—	4,493
Technical provisions for linked liabilities	6	—	—	—	6

	5,973	—	—	—	5,973
Debtors
Amounts owed by group undertakings	—	1,326	109	(1,435)	—
Debtors arising out of direct insurance operations	2,980	—	—	—	2,980
Debtors arising out of reinsurance operations	1,090	—	—	—	1,090
Other debtors	654	5	372	(285)	746

	4,724	1,331	481	(1,720)	4,816
Other assets
Tangible assets	198	20	16	(13)	221
Cash at bank and in hand	950	5	2	—	957
Own shares	—	—	—	15	15

	1,148	25	18	2	1,193
Prepayments and accrued income
Accrued interest and rent	515	—	—	2	517
Deferred acquisition costs—long term (life) business	254	—	—	—	254
Deferred acquisition costs—general (property & casualty) business	972	—	—	—	972
Other prepayments and accrued income	91	—	39	25	155

	1,832	—	39	27	1,898

Total assets	58,908	4,004	5,022	(8,800)	59,134

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 52 continued

RSAIplc Consolidated Balance Sheet—Continued
	Restated 2002
	RSAIplc	Parent Co	Other Subs	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

LIABILITIES
Capital and reserves
Called up share capital	168	521	245	(413)	521
Share premium account	2,646	211	1,492	(4,138)	211
Reserves	—	1,486	1,677	(3,155)	8
Profit and loss account	788	13	59	631	1,491

Shareholders’ funds	3,602	2,231	3,473	(7,075)	2,231
Equity minority interests in subsidiary undertakings	405	—	—	—	405
Dated loan capital	—	773	—	—	773

Total capital reserves and dated loan capital	4,007	3,004	3,473	(7,075)	3,409
Fund for future appropriations	1,669	—	—	—	1,669

Technical provisions
Provision for unearned premiums	5,155	—	—	—	5,155
Long term (life) business provision	24,661	—	—	—	24,661
Claims outstanding	15,371	—	—	—	15,371
Equalization provisions	293	—	—	—	293

	45,480	—	—	—	45,480
Technical provisions for linked liabilities	4,168	—	—	—	4,168
Provisions for other risks and charges	303	—	6	80	389
Deposits received from reinsurers	137	—	—	—	137

Creditors
Amounts owed to group undertakings	—	591	1,115	(1,706)	—
Creditors arising out of direct insurance operations	463	—	—	—	463
Creditors arising out of reinsurance operations	834	—	—	—	834
Debenture loans including convertible debt	15	—	90	—	105
Amounts owed to credit institutions	30	256	310	1	597
Other creditors including taxation and social security	1,364	124	8	(135)	1,361
Proposed dividend	—	29	—	—	29

	2,706	1,000	1,523	(1,840)	3,389
Accruals and deferred income	438	—	20	35	493

Total liabilities	58,908	4,004	5,022	(8,800)	59,134

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 52 continued

The accompanying reconciliations shows the differences between UK GAAP and US GAAP by reference to the statements of Royal & Sun Alliance Group plc (RSAI Group) detailed in note 47.

	2003
	RSAIplc	Parent Co	Other Subs	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

(Loss)/profit for the financial year attributable to shareholders in accordance with UK GAAP	(9)	90	(48)	(415)	(382)
Value of long term (life) business	(33)	—	—	—	(33)
Equalization provisions (reserves)	24	—	—	—	24
Goodwill	330	—	—	—	330
Investments	398	—	—	—	398
Real estate	25	—	—	—	25
Intercompany sales of real estate	(36)	—	—	—	(36)
Pensions	(92)	—	—	—	(92)
Post retirement benefits	1	—	—	—	1
Stock compensation	(8)	—	—	—	(8)
Discounting of claims provisions	(60)	—	—	—	(60)
Deferred income	(1)	—	—	—	(1)
Deferred acquisition costs	118	—	—	—	118
Long term (life) business provision	(831)	—	—	—	(831)
Foreign currency translation	(53)	—	—	—	(53)
Policyholder allocations	232	—	—	—	232
Internal software costs capitalized	1	—	—	—	1
Other adjustments	(4)	(4)	—	—	(8)
Tax effect of US GAAP adjustments	(190)	—	—	—	(190)
Impact of US GAAP adjustments on profit attributable to minority interests	(7)	—	—	—	(7)

Consolidated net income in accordance with US GAAP	(195)	86	(48)	(415)	(572)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 52 continued

	Restated 2002
	RSAIplc £m	Parent Co £m	Other subs £m	Consol Adj £m	RSAI Group £m

(Loss)/profit for the financial year attributable to shareholders in accordance with UK GAAP	(922)	(100)	58	93	(871)
Value of long term (life) business	(80)	—	—	—	(80)
Equalization provisions (reserves)	(38)	—	—	—	(38)
Goodwill	87	—	—	—	87
Investments	478	—	—	—	478
Real estate	5	2	—	—	7
Intercompany sales of real estate	22	—	—	—	22
Pensions	(20)	—	—	—	(20)
Stock compensation	(42)	—	—	—	(42)
Discounting of claims provisions	(121)	—	—	—	(121)
Deferred income	202	—	—	—	202
Deferred acquisition costs	(460)	—	—	—	(460)
Long term (life) business provision	(164)	—	—	—	(164)
Foreign currency translation	(43)	—	—	—	(43)
Policyholder allocations	289	—	—	—	289
Internal software costs capitalized	(1)	—	—	—	(1)
Other adjustments	(31)	28	—	—	(3)
Employee share option plan	36	—	—	—	36
Impact of US GAAP adjustments on profit attributable to minority interests	(4)	—	—	—	(4)

Consolidated net income in accordance with US GAAP	(807)	(70)	58	93	(726)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 52 continued

	Restated 2001
	RSAIplc £m	Parent Co £m	Other subs £m	Consol Adj £m	RSAI Group £m

(Loss)/profit for the financial year attributable to shareholders in accordance with UK GAAP	(778)	2	36	(112)	(852)
Value of long term (life) business	(52)	—	—	—	(52)
Equalization provisions (reserves)	46	—	—	—	46
Goodwill	90	—	—	—	90
Investments	1,532	—	—	—	1,532
Real estate	14	(1)	—	—	13
Pensions	75	—	—	—	75
Post retirement benefits	1	—	—	—	1
Stock compensation	(2)	—	—	—	(2)
Discounting of claims provisions	(214)	—	—	—	(214)
Deferred income	51	—	—	—	51
Deferred acquisition costs	(47)	—	—	—	(47)
Long term (life) business provision	(1,713)	—	—	—	(1,713)
Foreign currency translation	10	—	—	—	10
Policyholder allocations	814	—	—	—	814
Internal software cost capitalized	(7)	—	—	—	(7)
Other adjustments	33	(28)	—	—	5
Tax effect of US GAAP adjustments	(34)	(11)	(22)	19	(48)
Impact of US GAAP adjustments on profit attributable to minority interests	18	—	—	—	18

Consolidated net income in accordance with US GAAP	(163)	(38)	14	(93)	(280)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 52 continued

	2003
	RSAIplc	Parent Co	Other Subsidiaries	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

Consolidated Shareholders’ Funds in Accordance with UK GAAP	4,434	3,001	3,431	(7,865)	3,001
Fund for future appropriations	173	—	—	—	173
Value of long term (life) business	10	—	—	—	10
Equalization provisions (reserves)	319	—	—	—	319
Goodwill	61	—	—	—	61
Investments	(133)	—	—	—	(133)
Real estate	(278)	—	—	—	(278)
Intercompany sales of real estate	(111)	—	—	—	(111)
Pensions	(213)	—	—	—	(213)
Post retirement benefits	(11)	—	—	—	(11)
Discounting of claims provisions	(526)	—	—	—	(526)
Deferred income	(216)	—	—	—	(216)
Deferred acquisition costs	205	—	—	—	205
Long term (life) business provision	75	—	—	—	75
Deferred taxes	71	—	—	—	71
Dividends	—	83	—	—	83
Structured settlements	(6)	—	—	—	(6)
Internal software cost capitalized	13	—	—	—	13
Employee share option plan	(15)	—	—	—	(15)
Minority interests	22	—	—	—	22
Other	2	(4)	—	—	(2)

Consolidated Shareholders’ Funds in Accordance with US GAAP	3,876	3,080	3,431	(7,865)	2,522

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 52 continued

	Restated 2002
	RSAIplc	Parent Co	Other Subsidiaries	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

Consolidated Shareholders’ Funds in Accordance with UK GAAP	3,602	2,231	3,473	(7,075)	2,231
Fund for future appropriations	437	—	—	—	437
Value of long term (life) business	6	—	—	—	6
Equalization provisions (reserves)	293	—	—	—	293
Goodwill	68	—	—	—	68
Investments	(182)	—	—	—	(182)
Real estate	(300)	(1)	—	—	(301)
Intercompany sales of real estate	(75)	—	—	—	(75)
Pensions	471	—	—	—	471
Post retirement benefits	(11)	—	—	—	(11)
Discounting of claims provisions	(499)	—	—	—	(499)
Deferred income	(215)	—	—	—	(215)
Deferred acquisition costs	155	—	—	—	155
Long term (life) business provision	234	—	—	—	234
Deferred taxes	(60)	—	—	—	(60)
Dividends	—	29	—	—	29
Structured settlements	(6)	—	—	—	(6)
Internal software cost capitalized	12	—	—	—	12
Employee share option plan	(15)	—	—	—	(15)
Minority interests	24	—	—	—	24
Other	4	—	—	—	4

Consolidated Shareholders’ Funds in Accordance with US GAAP	3,943	2,259	3,473	(7,075)	2,600

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 52 continued

RSAIplc Condensed Consolidated Statement of Cash Flows (US Basis of Accounting)

	For the years ended December 31
	2003	2002	2001
	£m	£m	£m

Net cash provided by operating activities	(460)	511	738

Net cash provided by investing activities	(146)	1,067	146

Net cash provided by/(used in) financing activities	330	(1,346)	138

Effect of exchange rate changes on cash and cash equivalents	(52)	(23)	(11)

Change in cash and cash equivalents	(328)	209	1,011

Cash and cash equivalents—as of January 1	3,769	3,560	2,549

Cash and cash equivalents—as of December 31	3,441	3,769	3,560

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 52 continued

	2003
	RSAIplc £m	Parent Co £m	Other Subsidiaries £m	Consol Adj £m	RSAI Group £m

Net cash provided by operating activities	(460)	407	9	—	(44)

Net cash (used in)/provided by investing activities	(146)	(957)	(956)	1,920	(139)

Net cash provided by/(used in) financing activities	330	558	954	(1,920)	(78)

Effect of exchange rate changes on cash and cash equivalents	(52)	—	—	—	(52)

Change in cash and cash equivalents	(328)	8	7	—	(313)

Cash and cash equivalents—as of January 1	3,769	5	2	—	3,776

Cash and cash equivalents—as of December 31	3,441	13	9	—	3,463

	2002
	RSAIplc £m	Parent Co £m	Other Subsidiaries £m	Consol Adj £m	RSAI Group £m

Net cash provided by operating activities	511	264	(33)	(167)	575

Net cash provided by/(used in) investing activities	1,067	29	(2)	(6)	1,088

Net cash (used in)/provided by financing activities	(1,346)	(290)	18	173	(1,445)

Effect of exchange rate changes on cash and cash equivalents	(23)	—	—	—	(23)

Change in cash and cash equivalents	209	3	(17)	—	195

Cash and cash equivalents—as of January 1	3,560	2	19	—	3,581

Cash and cash equivalents—as of December 31	3,769	5	2	—	3,776

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 52 continued

	2001
	RSAIplc	Parent Co	Other Subsidiaries	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

Net cash provided by operating activities	738	332	(2)	(449)	619

Net cash provided by/(used in) investing activities	146	96	12	(6)	248

Net cash provided by/(used in) financing activities	138	(434)	(24)	455	135

Effect of exchange rate changes on cash and cash equivalents	(11)	—	—	—	(11)

Change in cash and cash equivalents	1,011	(6)	(14)	—	991

Cash and cash equivalents—as of January 1	2,549	8	33	—	2,590

Cash and cash equivalents—as of December 31	3,560	2	19	—	3,581

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Shareholders of Royal & Sun Alliance Insurance Group plc

Our audits of the consolidated financial statements referred to in our opinion dated June 30, 2004 appearing in this 20-F document on page F-2 also included an audit of the financial statement schedules within this 20-F. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Southwark Towers, London, England
June 30, 2004

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
SCHEDULE I—PARENT COMPANY CONDENSED FINANCIAL STATEMENTS
PARENT COMPANY BALANCE SHEET
AS AT DECEMBER 31
(UK BASIS OF ACCOUNTING)

		2003	2002
	Notes	£m	£m

Fixed assets
Tangible assets	1	12	20
Investments in subsidiary undertakings	2	3,448	2,648
Other investments		5	—

		3,465	2,668
Current assets
Amounts owed by group undertakings		723	1,326
Other debtors		97	5
Cash at bank and in hand		8	5

		828	1,336
Creditors—amounts falling due within one year
Amounts owed to group undertakings		(400)	(591)
Amounts owed to credit institutions		—	(256)
Other creditors including taxation and social security		(41)	(124)
Proposed dividend	3	(83)	(29)

		(524)	(1,000)

Net current assets		304	336

Total assets less current liabilities		3,769	3,004
Creditors – amounts falling due after more than one year
Long term subordinated liabilities	4	(768)	(773)

Net assets		3,001	2,231

Capital and reserves
Ordinary share capital		792	396
Preference share capital		125	125

Called up share capital	6	917	521
Share premium account		775	211
Revaluation reserve		1,239	1,478
Capital redemption reserve		8	8
Profit and loss account		62	13

Shareholders’ funds		3,001	2,231

Analyzed between
Equity shareholders		2,876	2,106
Non-equity shareholders		125	125

		3,001	2,231

The accompanying notes are an integral part of the financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
PARENT COMPANY PROFIT AND LOSS ACCOUNT
FOR THE YEARS ENDED DECEMBER 31
(UK BASIS OF ACCOUNTING)

	2003 £m	2002 £m	2001 £m

Investment income
Income from group companies	246	12	63
(Losses)/gains on disposal of group companies	(2)	(1)	21
Investment management charges including interest	(103)	(93)	(70)
Expenses	(98)	(56)	(44)
Other charges	—	—	—

Profit/(loss) on ordinary activities before tax	43	(138)	(30)
Taxation on profit on ordinary activities	47	38	32

Profit/(loss) on ordinary activities after tax	90	(100)	2
Dividends
Ordinary dividends paid	(28)	(57)	(126)
Ordinary dividends proposed	(83)	(29)	(101)
Preference dividends	(9)	(9)	(9)

	(120)	(95)	(236)

Transfer from retained profits	(30)	(195)	(234)

STATEMENT OF RECOGNIZED GAINS AND LOSSES
FOR THE YEARS ENDED DECEMBER 31
(UK BASIS OF ACCOUNTING)

	Revaluation reserve £m	Profit and loss account £m	2003 £m	Restated 2002 £m	Restated 2001 £m

Profit/(loss) for the financial year	—	90	90	(100)	2
Unrealized losses on investment in subsidiary undertakings	(160)	—	(160)	(1,035)	(754)

Recognized (losses)/gains arising in the year	(160)	90	(70)	(1,135)	(752)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
MOVEMENTS IN SHAREHOLDERS’ FUNDS
FOR THE YEARS ENDED DECEMBER 31
(UK BASIS OF ACCOUNTING)

	Share capital/ premium	Capital redemption reserve	Revaluation reserve	Profit and loss account	2003	Restated 2002	Restated 2001
	£m	£m	£m	£m	£m	£m	£m

Shareholders’ funds at January 1 (as reported)	732	8	2,290	13	3,043	4,691	6,036
Prior year adjustment	—	—	(812)	—	(812)	(1,232)	(1,603)

Shareholders’ funds at January 1 (as restated)	732	8	1,478	13	2,231	3,459	4,433
Transfer	—	—	(79)	79	—	—	—
Shareholders’ recognized (losses)/gains	—	—	(160)	90	(70)	(1,135)	(752)
Issue of share capital	396	—	—	—	396	—	1
Increase in share premium	564	—	—	—	564	2	13
Dividends	—	—	—	(120)	(120)	(95)	(236)

Shareholders’ funds at December 31	1,692	8	1,239	62	3,001	2,231	3,459

The accompanying notes are an integral part of the financial statements

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
PARENT COMPANY CASHFLOW STATEMENT
FOR THE YEARS ENDED DECEMBER 31
(UK BASIS OF ACCOUNTING)

		2003	2002	2001
	Notes	£m	£m	£m

Operating activities
Net cash inflow/(outflow) from operating activities	7	360	(364)	300
Servicing of finance
Interest paid		(75)	(74)	(69)
Dividends paid on non-equity shares		(9)	(9)	(9)
Premium on redemption of subordinated liabilities		—	—	—

		(84)	(83)	(78)
Taxation received		47	38	32
Capital expenditure
Purchases less sales of tangible assets		3	16	(5)
Acquisitions and disposals
Acquisition of subsidiary undertakings		(960)	—	—
Disposal of subsidiary undertakings		—	—	18

		(960)	—	18
Dividends paid on equity shares		(57)	(158)	(370)
Financing
Issue of ordinary share capital		960	2	14
(Decrease)/Increase in borrowings		(261)	245	—

Net cash inflow from financing		699	247	14

Cash available for investment		8	(304)	(89)

Cash flows were invested as follows:
Movement in cash holdings		3	3	(6)
Net portfolio investments
Shares and other variable yield securities		—	—	—
Fixed income securities		—	—	(58)
Deposits with credit institutions		5	—	—
Loans		—	(307)	(25)

Net investment of cash flows		8	(304)	(89)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
NOTES TO THE PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

1.	TANGIBLE ASSETS

	2003	2002
	£m	£m

Cost
At January 1	29	45
Additions	—	9
Disposals	(3)	(25)
Revaluations	—	—

At December 31	26	29

Depreciation
At January 1	(9)	(5)
Charge for the year	(5)	(4)
Disposals	—	—

At December 31	(14)	(9)

Net book value at December 31	12	20

Tangible assets principally comprise short leasehold improvements, fixtures, fittings and equipment.

2.	INVESTMENTS IN SUBSIDIARY UNDERTAKINGS

	2003	2002
	£m	£m

Shares at cost
At January 1	1,220	1,220
Acquisitions/(Disposals)	960	—

At December 31	2,180	1,220
Loans	29	29
Adjustment to net asset value	1,239	1,399

	3,448	2,648

3.	DIVIDENDS

	2003	2002	2001
	£m	£m	£m

Ordinary
Interim paid 2003 – 1.6p (2002 – 3.2p and 2001 – 8.8p)	28	57	126
Final proposed 2003 – 2.9p (2002 – 1.6p and 2001 – 7.2p)	83	29	101

	111	86	227
Preference	9	9	9

	120	95	236

Full provision has been made for the proposed final dividend. The dividend per ordinary share in 2002 and the interim dividend per ordinary share in 2003 have been restated to reflect the bonus element of the rights issue in October 2003.

Back to Contents

4.	LONG TERM SUBORDINATED LIABILITIES

	2003	2002
	£m	£m

Subordinated US$ bonds 2029	272	303
Subordinated Euro bonds 2019	350	324
Subordinated Guaranteed Loan 2030	146	146

Total long term subordinated liabilities	768	773

Repayable as follows:
1 year or less	—	—
Between 1 and 2 years	—	—
Between 2 and 5 years	—	—
After 5 years	768	773

	768	773

The subordinated guaranteed US$ ($500m) bonds have a redemption date of October 15, 2029. The rate of interest payable on the US$ bonds is 8.95% although the Company manages the overall interest cost through the use of derivative contracts. At December 31, 2003 derivative contracts were in place which have the effect of converting the interest payable to a floating rate on US$25m until October 2004. Additionally, banks have the right to convert US$50m to a floating rate on any interest payment date of the bonds.

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

5.	CAPITAL COMMITMENTS

The Company has no unprovided capital commitments.

6.	SHARE CAPITAL

	2003	2002
	£m	£m

Authorized
3,923,636,364 ordinary shares of 27.5p each (2002 2,000,000,000 ordinary shares of 27.5p each)	1,079	550
300,000,000
(2002 300,000,000) preference shares of £1 each	300	300

Issued and fully paid
2,880,199,331 ordinary shares of 27.5p each
(2002 1,439,945,133 ordinary shares of 27.5p each)	792	396
125,000,000
(2002 125,000,000) preference shares of £1 each	125	125

	917	521

Back to Contents

On October 16, 2003 the Company completed a one for one rights issue following which 1,439,990,771 ordinary shares of 27.5p each were issued for a total cash consideration of £1,008m less expenses of £48m. 263,427 ordinary shares of 27.5p were issued on the exercise of employee share options for a total cash consideration of £180,000. The total nominal value of ordinary shares issued during the year was £396m.

The preference shares carry a right to a fixed cumulative preferential dividend of 7.375% per annum, payable in half yearly installments, and are irredeemable. On a return of capital on a winding up, the holders are entitled, in priority to holders of all other shares of the Company, to receive out of the surplus assets of the Company any arrears and accruals of the dividend together with the greater of the price at which the gross yield on each preference share is equal to the mean gross yield on 3.5% War Loan or such Government Stock as may be agreed (but not exceeding twice the nominal amount of the preference share) and the nominal amount of the share together with any premium paid on issue. The holders of preference shares have the right to vote at a general meeting of the Company only if at the date of the notice of the meeting the dividend payable on the shares is in arrears or otherwise on a resolution to vary the rights attaching to the preference shares.

The Royal & SunAlliance ESOP Trust holds ordinary shares in the Company which may subsequently be transferred to employees (other than the executive directors). At December 31, 2003 the trust held 12,371,801 ordinary shares (2002 11,541,409) in the Company with a nominal value of £3,402,245 (2002 £3,173,887) and a market value, based on the mid market value of the Company’s shares at the close of business on December 31, 2003 as shown in the Official List of the London Stock Exchange, of £11m (2002 £14m).

The Royal & SunAlliance ESOP Trust No 2 holds ordinary shares in the Company which may subsequently be transferred to employees including executive directors. At December 31, 2003 the trust held 3,038,894 ordinary shares (2002 697,200) in the Company with a nominal value of £835,696 (2002 £191,730) and a market value, based on the mid market value of the Company’s shares at the close of business on December 31, 2003 as shown in the Official List of the London Stock Exchange, of £3m (2002 £1m).

The Trustee of each Trust has waived its rights to dividends in excess of 0.01p on shares held by the Trusts. The Trustee did not exercise its rights under the one for one rights issue during the year. When computing the earnings per share, the shares held by the Trusts have been ignored in the calculation as, under FRS 14 “Earnings per Share”, they are treated as if they were cancelled.

Post rights issue adjustment to share options

The Company completed a one for one rights issue on October 16, 2003, following which adjustments were made to the number of shares under option and to exercise prices, in accordance with the rules of the relevant share option schemes. After consultation with the Company’s auditors and the Inland Revenue, a method of adjustment was established. As a result, numbers of shares under option were adjusted by a factor of 1.2380952381 and exercise prices were adjusted by a factor of 0.8076923077.

Back to Contents

Employee savings related share option schemes

At December 31, 2003, under employee savings related share option schemes, employees held options over 40,148,839 ordinary shares at option prices ranging from 66.2p to 361.0p per share. Under the schemes, options are granted with an option price set at a discount of 12% to 20% of the market value of the ordinary shares in the period immediately preceding the date of the grant. The options are normally exercisable within six months of the respective exercise date, which is set at three to seven years after the date of the grant. The Group makes use of the exemption in UITF abstract 17 (revised 2000) and accordingly recognizes no cost for the options.

Number of shares	Option price per share	Year of exercise

1,665,843	237.4p—354.5p	2003
1,729,494	319.0p—361.0p	2004
6,766,649	66.2p—354.5p	2005
9,271,083	75.0p—328.7p	2006
8,148,107	66.2p—250.3p	2007
12,035,536	75.0p—77.5p	2008
532,127	70.0p	2009

40,148,839

Executive share option schemes

At December 31, 2003, under executive share option schemes, options over 66,570,939 ordinary shares were held at option prices ranging from 59.0p to 439.4p. The options are potentially exercisable between three and ten years after grant, with the exception of the US scheme in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Options outstanding are as follows:

Number of shares	Option price per share	Year of exercise

206,131	182.5p—277.9p	1997
410,907	251.7p—277.0p	1998
683,298	182.5p—342.5p	1999
3,635,201	251.7p—424.6p	2000
6,188,754	401.4p—439.4p	2001
8,074,420	298.9p—393.5p	2002
10,909,668	278.7p—369.9p	2003
8,917,480	312.6p—407.9p	2004
8,059,477	234.2p	2005
19,485,603	59.0p—114.1p	2006

66,570,939

7.	RECONCILIATION OF PROFIT BEFORE TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2003	2002	2001
	£m	£m	£m

Profit/(loss) on ordinary activities before tax	43	(138)	(30)
Depreciation	5	4	2
Revaluation of tangible assets	—	—	—
Interest on borrowings	75	74	69
Changes in debtors less creditors	237	(304)	259

Net cash inflow/(outflow) from operating activities	360	(364)	300

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(UK BASIS OF ACCOUNTING—£m)

	Balance to beginning of period	Exchange	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period

2003:
Insurance	65	1	7	7	(16)	64
Reinsurance	57	(1)	25	13	(20)	74
Mortgage loans	5	—	—	—	(1)	4
Other	1	—	—	—	—	1

	128	—	32	20	(37)	143

2002:
Insurance	54	—	12	4	(5)	65
Reinsurance	56	—	9	8	(16)	57
Mortgage loans	5	—	—	—	—	5
Other	1	—	—	—	—	1

	116	—	21	12	(21)	128

2001:
Insurance	78	(1)	7	—	(30)	54
Reinsurance	48	—	—	25	(17)	56
Mortgage loans	5	—	—	—	—	5
Other	1	—	—	—	—	1

	132	(1)	7	25	(47)	116

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
(UK BASIS OF ACCOUNTING—£m)

	Deferred acquisition cost (1)	Future policy benefits, losses, claims and loss expenses(1)(2)	Unearned premiums

2003:
United Kingdom	403	26,845	1,594
Scandinavia	41	7,246	522
US	132	2,759	510
Canada	59	803	303
International	86	988	376
Australia and New Zealand	—	1	—

	721	38,642	3,305

2002 (Restated):
United Kingdom	502	27,713	1,837
Scandinavia	41	6,378	446
US	262	2,755	1,093
Canada	62	706	291
International	94	1,569	355
Australia and New Zealand	265	1,429	479

	1,226	40,550	4,501

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
(UK BASIS OF ACCOUNTING—£m)

	Net premium revenue	Net investment income (3)	Benefits, claims, losses and settlement expenses (1)(4)	Amortization of deferred acquisition costs (1)(5)	Other operating expenses (1)(6)	Net premiums written

2003:
United Kingdom	3,929	1,380	3,526	1,000	372	3,730
Scandinavia	1,473	533	1,462	180	134	1,513
US	1,563	433	1,760	561	5	1,090
Canada	520	79	393	156	(2)	503
International	921	219	641	242	106	912
Australia and New Zealand	368	51	254	69	63	355

	8,774	2,695	8,036	2,208	678	8,103

2002 (Restated):
United Kingdom	4,421	1,386	3,528	1,085	273	4,381
Scandinavia	1,202	223	1,298	147	141	1,236
US	1,847	362	1,712	707	474	1,895
Canada	499	56	431	149	22	527
International	1,443	189	1,059	319	129	1,513
Australia and New Zealand	877	176	579	169	188	965

	10,289	2,392	8,607	2,576	1,227	10,517

2001 (Restated):
United Kingdom	5,099	2,064	3,419	1,058	343	5,254
Scandinavia	978	363	1,100	114	91	1,001
US	2,027	367	2,000	664	30	2,168
Canada	626	94	467	157	16	660
International	1,741	226	1,283	355	156	1,812
Australia and New Zealand	762	134	596	118	81	817

	11,233	3,248	8,865	2,466	717	11,712

Notes:
1.
The figures for 2003 have been stated to reflect the operating segments as explained in Note 44. The figures for 2002 and 2001 have been restated to reflect the operating segments implemented during 2003.

2.	Includes fund for future appropriations, long term (life) business provision, claims outstanding and technical provision for linked liabilities less the reinsurers’ share of each item.
3.	Net investment income comprises investment income less investment expenses and charges.
4.	Includes claims incurred, net of reinsurance, change in long term (life) business, net of reinsurance, and change in technical provisions for linked liabilities, net of reinsurance.
5.	Includes acquisition costs and change in deferred acquisition costs.
6.
Other operating expenses comprises administrative expenses, amortization of goodwill, amortization of goodwill in acquired property and casualty claims provisions, amortization of acquired present value of long term (life) business, reinsurance commissions and profit participation and central expenses.

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

Terminal bonuses	Bonuses (or policyholder dividends) paid at the termination of UK with-profits (participating) contracts. Terminal bonuses are not guaranteed in advance of contract termination.

Term life insurance	Life insurance protection for a limited period that expires without maturity value if the insured survives the period specified in the policy.

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

Royal & Sun Alliance Insurance Group plc

By: /s/ George Culmer

_______________________________
Name: George Culmer
Title: Chief Financial Officer

Dated: June 30, 2004

Sig-1

Back to Contents

EXHIBIT INDEX

1.1	Memorandum of Association of the Royal & Sun Alliance Insurance Group plc.†*
1.2	Articles of Association of the Royal and Sun Alliance Insurance Group plc.
2.1	Indenture relating to $500,000,000 8.95% Subordinated Guaranteed Bonds due October 15, 2029, among Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc, as guarantor and Citibank, N.A., as trustee, including the form of the 8.95% Subordinated Guaranteed Bonds.*
2.2	Form of 8.95% Subordinated Guaranteed Bonds due October 15, 2029 (included in Exhibit 2.1).*
2.3	Trust Deed relating to €200,000,000 6.875% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2019 and €300,000,000 Floating Rate Subordinated Guaranteed Bonds due 2019, dated October 15, 1999, between Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc, as guarantor and Citicorp Trustee Company Limited, as trustee.*
2.4	Form of 6.875% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2019 and Floating Rate Subordinated Guaranteed Bonds due 2019 (included in Exhibit 2.3).*
3.1	The Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme.*
3.2	Rules of the Royal & Sun Alliance 1996 Executive Share Option Scheme, as amended up to August 5, 1998.*
3.3	Rules of the Royal & Sun Alliance 1989 Executive Share Option Scheme, as amended up to August 7, 1996.*
3.4	Rules of the Royal & Sun Alliance 1989 Savings Related Share Option Scheme.*
3.5	Rules of the Royal Insurance Holdings 1988 Share Option Scheme.*
3.6	Rules of the Royal & Sun Alliance Insurance Group plc US Equity Incentive Scheme.†
3.7	Rules of the Royal & Sun Alliance Insurance Group plc US Employees’ Stock Purchase Plan.†
3.8	Rules of the Royal & Sun Alliance 401(k) Account.†
3.9	£1,600,000,000 Multicurrency Credit Facility Agreement, dated October 8, 1998, by and among Royal & Sun Alliance Insurance Group plc, Royal & Sun Alliance Insurance plc and Royal Insurance Holdings plc, as original borrowers, Royal & Sun Alliance Insurance Group plc and Royal & Sun Alliance Insurance plc as original guarantors, Chase Manhattan plc as lead arranger, Chase Manhattan International Limited as facility agent, The Chase Manhattan Bank, New York, as swingline agent and Others listed therein.*
3.10	Amendments to the Multicurrency Credit Facility Agreement, effective from August 21, 2000.†
5.1	Schedule of subsidiaries of Royal & Sun Alliance Insurance Group plc.
12.1	Certification of CEO and CFO pursuant to Rule 13(a) – 14(a) of the Securities Exchange Act of 1934.
13.1	Certification of CEO and CFO pursuant to Rule 13(a) – 14(b) of the Securities Exchange Act of 1934 and 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our registration statement on Form 20-F filed on October 12, 2000.
†	Incorporated by reference to our annual report on Form 20-F filed on June 28, 2001.