Form 20-F
period 2004-12-31
ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
filed 2005-06-30
CIK 1126313

Back to Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to Commission file number: 333-1-276-2

Royal & Sun Alliance Insurance Group plc

(Exact name of Registrant as specified in its charter) Not Applicable

(Translation of Registrant’s name into English) England and Wales

(Jurisdiction of incorporation or organization) 9th Floor, One Plantation Place 30 Fenchurch Street London EC3M 3BD England

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

As of December 31, 2004, there were outstanding:

2,912,318,571 ordinary shares, nominal value 27.5p per share including 9,545,526 American Depositary Shares (as evidenced by American Depositary Receipts), each representing five (5) ordinary shares

125,000,000 preference shares, nominal value £1 per share

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

We publish consolidated financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”). U.K. GAAP is based on requirements set forth in the Companies Act 1985 (as amended) of England and Wales (the “Companies Act”), the Statement of Recommended Practice (“SORP”) issued by the Association of British Insurers in November 2003, Statements of Standard Accounting Practice issued by the U.K. Accounting Standards Committee (pre-1990) and Financial Reporting Standards issued by the U.K. Accounting Standards Board (since 1990). Our consolidated financial statements including the notes thereto included in this annual report have been prepared in accordance with U.K. GAAP. Unless we note otherwise, financial information contained in this annual report is presented in accordance with U.K. GAAP. U.K. GAAP differs significantly from accounting principles generally accepted in the United States (“U.S. GAAP”). See notes 48 and 49 to our consolidated financial statements for a description of the significant differences between U.K. GAAP and U.S. GAAP, a reconciliation of net income and shareholders’ equity from U.K. GAAP to U.S. GAAP and condensed consolidated U.S. GAAP financial statements.

We publish our consolidated financial statements in British pounds. Unless we note otherwise, all monetary amounts in this annual report are expressed in British pounds. As used herein, references to “U.S. dollars,” “dollars” or “$” and “cents” or “c” are to U.S. currency, references to “British pounds,” “pounds sterling” or “£” and “pence” or “p” are to U.K. currency, references to “Canadian dollars” or “C$” are to Canadian currency, references to “euro” or “€” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, amended by the Treaty on European Union, and references to “Japanese yen” or “¥” are to Japanese currency. For your convenience, unless otherwise stated, this annual report contains translations of British pound amounts at the rate of £1.00 per $1.92, the Noon Buying Rate in New York City for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004. On May 31, 2005, the Noon Buying Rate was £1.00 per $1.82. See “Item 3—Key Information” for certain historical exchange rate information regarding the Noon Buying Rate. You should not construe these translations as representations that the amounts referred to actually represent converted amounts or that you could convert these amounts into the translated currency at the rates indicated.

Back to Contents

FORWARD-LOOKING STATEMENTS

The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in forward-looking statements made in this annual report. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “believe,” “is anticipated,” “estimated,” “intends,” “plans,” “seeks,” “projection” and “outlook.” Forward-looking statements include statements regarding profit, underwriting and capital improvements, expense reductions, our projected capital surplus, our return on equity target and our combined ratio target. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed in such forward-looking statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this annual report. Among the key factors that have a direct bearing on our results of operations are:

•	general economic conditions, including in particular economic conditions in the United Kingdom;

•	the frequency, severity and development of insured loss events, as well as catastrophes;

•	mortality and morbidity experience and trends;

•	policy renewal and lapse rates;

•	fluctuations in interest rates;

•	returns on and fluctuations in the value of fixed income investments, equity investments and properties;

•	fluctuations in foreign currency exchange rates;

•	changes in laws and regulations, including changes related to capital and solvency requirements in the United Kingdom;

•	the results of ongoing and future litigation; and

•	general competitive factors.

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

Back to Contents

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Back to Contents

PART I

ITEM 3. KEY INFORMATION

Selected Financial Data

The following selected consolidated financial data are derived from and should be read in conjunction with our audited U.K. GAAP consolidated financial statements, including the notes thereto, contained elsewhere in this annual report.

U.S. GAAP differs significantly from U.K. GAAP. A description of the significant differences between U.K. GAAP and U.S. GAAP and reconciliations of our shareholders’ equity to U.S. GAAP as of December 31, 2004 and 2003, and of our net income for the three years ended December 31, 2004, are included in note 48 to our consolidated financial statements included herein. We have included a translation of the data as of and for the year ended December 31, 2004 from British pounds into U.S. dollars solely for your convenience at the rate of £1.00 per $1.92, the Noon Buying Rate on December 31, 2004.

Changes in Accounting Policy and Presentation

As described below, the financial information presented herein for all prior years has been restated from the original audited financial statements to conform to the accounting policies applied in 2004.

During 2004, the Group adopted Urgent Issues Task Force (“UITF”) abstract 38, which changes the presentation of the Group’s own shares held within the employee share option trusts. Previously, these shares were recognized as an asset but, in accordance with this abstract, they are now deducted from shareholders’ funds. All prior years have been restated accordingly.

During 2003, our directors considered our accounting policy on the recognition of the internally generated value of life and asset accumulation business in accordance with the requirements of the revised SORP, issued by the Association of British Insurers in November 2003 for application by insurance companies to financial statements for accounting periods beginning on or after January 1, 2004. The revised SORP recommended that the internally generated value of long term insurance business should not be recognized. Our directors reviewed the Group’s existing policy in light of the revised SORP’s requirement to change our accounting policy in 2004 and the acknowledgment that the new policy will continue after our adoption of International Financial Reporting Standards (“IFRS”) in 2005. Our directors concluded that it would be appropriate to make the change in the 2003 financial statements and to derecognize the internally generated value of life and asset accumulation business. As a result we changed our accounting policy and restated all prior years accordingly.

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

During 2001, our directors reviewed the Group’s accounting policies in accordance with Financial Reporting Standard 18 “Accounting Policies”. They concluded that it is most appropriate in the Group’s particular circumstances, for the purpose of giving a true and fair view of our financial position, to discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to claims settlement and where there exists a suitable claims payment pattern. The change in accounting policy was made in part due to the increased materiality of long tail liabilities in 2001 and to show a fairer representation of these liabilities. In defining those claims with a long period from occurrence to claims settlement, we now use as a guide those categories of claims where the average period of settlement is six years or more from the balance sheet date. As a result we changed our accounting policy and restated all prior years accordingly. Property and casualty prior year loss ratios and prior year combined ratios were not restated as any revisions arising therefrom would have been insignificant.

Back to Contents

Consolidated Profit and Loss Account Data

	Year Ended December 31,

					Restated		Restated		Restated		Restated
	2004		2004		2003		2002		2001		2000
	$ (1)		£		£		£		£		£

	(in millions, except per ordinary share amounts)
Amounts in accordance with U.K. GAAP
Net premiums written—general (property and casualty) business (2)	9,995		5,206		6,630		8,635		8,813		8,372
Net premiums written—long term (life) business (3)	1,611		839		1,473		1,882		2,899		3,439
Net investment income—general (property and casualty/shareholder) business (4)	1,069		557		1,045		1,000		1,141		1,212
Net unrealized gains/(losses) on investments—general (property and casualty/shareholder) business	75		39		(395)		(599)		(1,013)		(161)
Net investment income—long term (life) business (5)	3,137		1,634		1,650		1,392		2,107		3,405
Net unrealized (losses)/gains on investments—long term (life) business	(664)		(346)		521		(1,851)		(3,642)		(2,149)
Long term (life) business result gross of tax (6)	180		94		546		209		173		239
General (property and casualty) business result (6)	534		278		(131)		(6)		(181)		101
Profit/(loss) on ordinary activities before tax	2		1		(146)		(914)		(1,210)		41
Tax on profit on ordinary activities	(211)		(110)		(217)		91		353		(128)
Loss attributable to minority interest	(77)		(40)		(19)		(9)		5		1
Loss attributable to shareholders	(286)		(149)		(382)		(832)		(852)		(86)
Loss earnings per ordinary share, basic (7)	(10.6	)c	(5.5	)p	(19.6	)p	(47.6	)p	(48.8	)p	(5.4	)p
Loss earnings per ordinary share, diluted (7)	(10.6	)c	(5.5	)p	(19.6	)p	(47.6	)p	(48.8	)p	(5.4	)p
Dividends per ordinary share (7)	8.8c		4.6	p	4.5	p	4.8	p	12.9	p	21.0	p
Amounts in accordance with U.S. GAAP
Net premiums written and policy fees (3)(8)	10,068		5,244		6,679		8,640		9,082		8,522
Net investment income (5)(8)	937		488		1,005		991		1,073		1,216
Net unrealized gains/(losses) on investments(8)	175		91		80		(278)		(47)		—
Net (loss)/income	(536)		(279)		(572)		(726)		(280)		474
Net (loss)/income per ordinary share, basic:	(19.2	)c	(10.0	)p	(29.1	)p	(41.6	)p	(16.4	)p	26.5	p
Net (loss)/income per ordinary share, diluted:	(19.2	)c	(10.0	)p	(29.1	)p	(41.5	)p	(16.4	)p	26.4	p

(1)	Amounts stated in U.S. dollars have been translated from British pound amounts at the rate of £1.00 per $1.92, the Noon Buying Rate on December 31, 2004.
(2)
The reduction in net premiums written in 2004 compared with net premiums written in 2003 arises from the disposal of a number of businesses during 2003 and 2004. See “Item 5—Operating and Financial Review and Prospects—Consolidated Results of Operations”.

(3)
Premiums from life investment products attributable to unit-linked (separate account) business are recorded as premium income under U.K. GAAP. Under U.S. GAAP these premiums are reported as life investment product deposits, and revenue on this business comprises only the related policy fees for cost of insurance, administration, investment management and surrenders during the period. During 2004 we disposed of our U.K. and Scandinavian life and asset accumulation businesses.

(4)
Under U.K. GAAP, the investment income less investment expenses and charges recognized in both the property and casualty and shareholder operations includes related realized gains (losses) on investments. The investment return reflected in the general (property and casualty) business technical account is based upon the expected longer term rate of return. See “Item 5—Operating and Financial Review and Prospects—Longer Term Investment Return”.

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

(8)	Relating to continuing operations only.

Back to Contents

	Year Ended December 31,
	2004	2004	2003	2002	2001	2000
	$ (1)	£	£	£	£	£

	(in millions)
Amounts in accordance with U.K. GAAP
Additional information—segmental results (2)
Group operating result (based on longer term investment return):

United Kingdom	843	439	389	305	73	239
Scandinavia	355	185	134	94	90	35
United States	(526)	(274)	(469)	(201)	(171)	133
International	340	177	150	(14)	72	52
Australia & New Zealand (3)	—	—	47	132	111	83

Total segmental results	1,012	527	251	316	175	542
Other activities (4)	(136)	(71)	(111)	(90)	(159)	(80)

Total	876	456	140	226	16	462

(1)	Amounts stated in U.S. dollars have been translated from British pound amounts at the rate of £1.00 per $1.92, the Noon Buying Rate on December 31, 2004
(2)	See “Item 5—Operating and Financial Review and Prospects—Consolidated Results of Operations” for a discussion of our operating segments.
(3)	Our Australia and New Zealand businesses were sold in May 2003 by way of an initial public offering.
(4)
Other activities include the operating result from non-insurance businesses such as real estate agency and investment management business. In addition it includes the longer term investment return applied to surplus capital, central expenses, income from associated undertakings, expenses related to investment activities and short term loan interest expense.

Group operating result (based on longer term investment return) is a measure used for internal purposes in the management of our business segments. See also Note 1K to our financial statements. Group operating result (based on longer term investment return) includes the pre-tax profits of our life and asset accumulation business, our property and casualty business and other activities including the Group’s share of the results of investments accounted for under the equity method. The property and casualty result and the result from other activities are determined using a longer term investment return to remove the effect of short term fluctuations in our investment portfolio. Group operating result (based on longer term investment return) is the same as group operating profit (based on longer term investment return) determined in accordance with the Association of British Insurers’ SORP, but before charging the following unallocated corporate items: the change in equalization provisions, amortization of goodwill (including goodwill in acquired claims provisions), amortization of the value of acquired long term (life) business, premium paid on the redemption of our convertible bonds, dated loan capital interest and reorganization costs (including losses on terminated business) and short term investment fluctuations. It also excludes the profit or loss on disposal of subsidiaries and branches. This measure differs from the profit or loss on ordinary activities before tax, which includes each of the above items. For a reconciliation of group operating result (based on longer term investment return) to group operating profit (based on longer term investment return) and profit or loss on ordinary activities before tax, see “Item 5—Operating and Financial Review and Prospects”.

We use Group operating result (based on longer term investment return) to measure the financial performance of our segments and believe that under U.K. GAAP it represents an appropriate long term measure of the performance of the Group. This approach will be reviewed during 2005 in view of the changes for reporting of investment return under IFRS.

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

Back to Contents

Consolidated Balance Sheet Data

	As of December 31,
					Restated		Restated		Restated		Restated
	2004		2004		2003		2002		2001		2000
	$ (1)		£		£		£		£		£

	(in millions, except shares and per ordinary share amounts)
Amounts in accordance with U.K. GAAP
Total investments	29,701		15,469		39,906		40,779		44,019		48,073
Unit-linked (separate account) assets (2)	—		—		3,874		4,169		7,631		8,783
Total assets	46,706		24,326		54,934		59,119		66,219		70,324
Total technical provisions (gross of reinsurance and excluding linked liabilities)	33,423		17,408		41,201		45,480		46,144		47,341
Technical provisions for linked liabilities (separate account liabilities) (2) (3)	—		—		3,873		4,168		7,619		8,726
Total technical provisions (gross of reinsurance)	33,423		17,408		45,074		49,648		53,763		56,067
Fund for Future Appropriations (4)	—		—		2,104		1,669		2,642		3,585
Dated loan capital (5)	2,018		1,051		768		773		784		784
Borrowings	670		349		434		702		1,084		382
Shareholders’ funds (excluding minority interest)	5,130		2,672		2,986		2,216		3,408		4,382
Net assets	7,853		4,090		4,100		3,394		4,591		5,572
Equity shareholders’ funds	4,890		2,547		2,861		2,091		3,283		4,257
Number of shares (in thousands) (6)	2,912,319		2,912,319		2,880,199		1,782,789		1,781,824		1,776,467
Net assets per ordinary share (6)	168	c	87	p	99	p	117	p	184	p	240	p
Amounts in accordance with U.S. GAAP
Total investments (7)	25,677		13,368		11,240		11,690		13,131		14,410
Total assets	48,505		25,263		55,134		59,860		68,014		71,022
Property and casualty liabilities (7)	34,683		18,064		19,233		20,907		21,362		19,534
Shareholders’ equity	4,746		2,472		2,522		2,600		4,377		5,767
Net assets per ordinary share (6)	163	c	85	p	88	p	146	p	246	p	325	p

(1)	Amounts stated in U.S. dollars have been translated from British pound amounts at the rate of £1.00 per $1.92, the Noon Buying Rate on December 31, 2004.
(2)
The difference between 2003 and 2004 arises principally from the disposal in 2004 of our life and asset accumulation operations in the United Kingdom and in Denmark. The difference between 2002 and 2001 arises principally from the disposal in 2002 of our life and asset accumulation operation in the Isle of Man.

(3)	Technical provisions for linked liabilities (separate account liabilities) are stated gross of reinsurance.
(4)
Under U.K. GAAP, certain long term (life) funds include either policyholder participating, or both policyholder participating and non-participating, life and asset accumulation contracts, where policyholders have a contingent interest in the excess of assets over liabilities in the fund. Accordingly the excess of assets over liabilities within these funds is not allocated between policyholders and shareholders and is recorded in the fund for future appropriations. During 2004 we disposed of our U.K. and Scandinavian life and asset accumulation businesses.

(5)	Dated loan capital consists of our subordinated guaranteed bonds and a subordinated guaranteed loan as shown in note 28 to our consolidated financial statements.
(6)
Net assets per ordinary share is calculated on shareholders’ funds (after excluding minority interest) and the number of ordinary shares issued at the end of the year, as restated for the rights issue – see note 27 to our consolidated financial statements.

(7)	Relates to continuing operations only.

Back to Contents

Exchange Rate Information

The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York, expressed in U.S. dollars per £1.00. On May 31, 2005, the Noon Buying Rate was $1.82 per £1.00.

Last Six Months	High	Low

	(U.S. dollars per British pound)
2005
May	1.90	1.82
April	1.92	1.87
March	1.93	1.87
February	1.92	1.86
January	1.91	1.87
2004
December	1.94	1.91

Year Ended December 31,	High	Low	Average (1)	End of Period

	(U.S. dollars per British pound)
2004	1.95	1.75	1.83	1.92
2003	1.78	1.55	1.65	1.78
2002	1.61	1.41	1.51	1.61
2001	1.50	1.37	1.44	1.45
2000	1.65	1.40	1.51	1.50

(1)	The average of the Noon Buying Rate on the last business day of each month during the relevant period.

We publish our financial statements in British pounds. Because a substantial portion of our revenues and expenses is denominated in U.S. dollars and other currencies, we have a financial reporting translation exposure attributable to fluctuations in the value of these currencies against the British pound. The rates used in the preparation of our consolidated financial statements differed from the Noon Buying Rates shown above. See note 6 to our consolidated financial statements which presents the year end rates used in the preparation of our consolidated financial statements. See also “Item 5—Operating and Financial Review and Prospects” for information regarding the effects of currency fluctuation on our financial results.

Dividends

The payment of dividends on outstanding ordinary shares is subject to the recommendation of our Board and, with respect to the final dividend, the approval of our shareholders at a general meeting. The interim dividend is generally paid in November of each year. The declaration of the interim dividend is subject to the discretion of our Board. The final dividend is proposed by our Board after the end of the year and is reflected in our consolidated financial statements for that year in accordance with U.K. GAAP. The final dividend is generally approved at, and paid after, our annual general meeting held generally in May of the following year.

Back to Contents

The table below presents dividends per ordinary share in each year indicated.

	Year Ended December 31,
	2004		2003		2002		2001		2000

Pence
Interim (paid)	1.65	p	1.62	p	3.23	p	7.11	p	7.11	p
Final (proposed) (1)	2.96		2.90		1.62		5.82		13.89

Total	4.61	p	4.52	p	4.85	p	12.93	p	21.00	p

Cents (2)
Interim (paid)	3.03	c	2.79	c	5.20	c	10.31	c	10.66	c
Final (proposed) (1)	5.68		5.17		2.60		8.43		20.84

Total	8.71	c	7.96	c	7.80	c	18.74	c	31.50	c

(1)
The dividends presented above are reported in accordance with U.K. GAAP. Under U.K. GAAP dividends are recorded when proposed by the Board but prior to the approval by the shareholders, at which time the dividends are declared and subsequently paid. The 2004 final dividend was paid in June 2005.

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

Fluctuations in interest rates affect returns on and the market values of our fixed income investments. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realized gains upon their sale are reduced. As at December 31, 2004, the fixed income investment assets backing our general insurance liabilities and shareholders’ funds amounted to approximately £12.1 billion. If interest rates were to rise by 100 basis points, the fair value of the fixed income portfolio would fall by approximately £300 million.

We invest a portion of our assets in equities, which are generally subject to greater risks and more volatility than fixed income securities. General economic conditions, stock market conditions and many other factors beyond our control can adversely affect the equity markets. As at December 31, 2004, the equity investment assets backing our general insurance liabilities and shareholders’ funds amounted to approximately £1.1 billion. If world equity markets decreased by 15 per cent, the fair value of the equity portfolio would fall by approximately £200 million.

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

We have exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. We no longer write such business; however, the nature of such contracts is normally such that we will be at risk for a number of years and therefore liabilities will remain for an extended period. Claims on these products may increase during periods of weak economic conditions. The financial enhancement portfolio of Financial Structures Limited, a U.S. subsidiary, contains a variety of credit default products, including collateralized debt obligations (“CDO”) and

Back to Contents

credit enhancement and residual value insurance contracts, for which the majority of premiums have not been earned and losses are provided for on an “as arising” basis. These products are no longer written. As of December 31, 2004, the gross and net CDO exposure aggregated approximately $681 million, which was comprised of $563 million of principal exposure and $118 million of interest guarantees. During 2005, five short term synthetic CDO transactions and three cash flow transactions were terminated. These terminations resulted in a reduction of outstanding exposure of $437 million. For CDO exposures, losses and loss adjustment expenses are established in an amount equal to the estimate of identified or case basis reserves on the occurrence of an insured event associated with insurance agreements in force at the balance sheet date.

Fluctuations in interest rates and returns from equity markets also impact consumer behavior. More specifically, the demand for general insurance, particularly commercial lines, can vary with the overall level of economic activity.

In addition, the funding requirements of the Group’s defined benefit plans and our contributions to those plans will be dependent upon, among other things, fluctuations in interest rates and in the equity markets. As at December 31, 2004, our defined benefit pension funds had an estimated deficit of £522 million (net of tax) (of which £151 million related to pension funds in the United States), a decrease from £525 million (net of tax) at year end 2003, using assumptions in accordance with Financial Reporting Standard No. 17 Retirement Benefits (“FRS 17”). FRS 17 compares, at a given date, the current market value of a pension fund’s assets with its long term liabilities, using a discount rate in line with yields on “AA” rated bonds of suitable duration and currency. As such, the financial position of a pension fund on this basis will be highly sensitive to changes in equity markets and bond rates. Given the inherent short term volatility of results measured on this basis compared to the long term nature of the liabilities, we do not believe that there is a need to eliminate this deficit immediately. In the United Kingdom we contributed £30 million (net of tax) in 2004 as part of long term programs to fund the deficit. We believe these programs will enable us to meet our obligations over the duration of the U.K. pension funds. A substantial portion of the pension deficit in the United States is included in the estimated costs of the restructuring of the U.S. business.

If these programs prove to be inadequate, because of the performance of the equity or fixed income portions of the pension funds’ portfolios or other factors, it is possible that we may be required to make further contributions or take other appropriate actions.

Our loss reserves may not adequately cover actual losses

Our loss reserves may prove to be inadequate to cover our actual losses experience. We maintain loss reserves in our general insurance lines to cover our estimated ultimate liability for losses and loss adjustment expenses for reported and unreported losses incurred as of the end of each accounting period. Loss reserves do not represent an exact calculation of liability, but rather are estimates of the expected cost of the ultimate settlement of losses. These estimates are based on actuarial and statistical projections, at a given time, of facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new bases of liability and general economic conditions. Changes in these trends or other variable factors could result in claims in excess of loss reserves. For example, our assumptions concerning future loss cost inflation could prove to be insufficient at a time of rising interest rates, resulting in higher losses combined with a reduction in asset values in our investment portfolio to meet these losses. For some types of losses, most significantly asbestos-related and environmental pollution, it has been necessary, and may over time continue to be necessary, to revise estimated potential loss exposure and, therefore, the related loss reserves. Consequently, actual losses, and related expenses paid may differ from estimates reflected in the loss reserves in our financial statements. To the extent loss reserves are insufficient to cover actual losses or loss adjustment expenses, we would have to add to these loss reserves and incur a charge to our earnings.

During the fourth quarter 2004 we undertook a detailed review of reserves held by our U.S. business and, in line with others in the industry, identified the need to strengthen our U.S. loss reserves. We consequently strengthened these loss reserves by £160 million. Of the strengthening £95 million related to workers’ compensation business with the balance across a number of lines including specialty and core segments.

Additional losses, including losses arising from changes in the legal environment, the type or magnitude of which we cannot foresee, may emerge in the future. Any insufficiencies in loss reserves for future claims,

Back to Contents

including asbestos-related and environmental pollution claims, could have a material adverse effect on our future consolidated financial condition, results of operations and cash flows.

We have significant exposure arising from insurance contracts underwritten in previous years. Contracts covering liability issues, for example, create risks in the fact that their loss projections are subject to actuarial calculations based on accepted methodologies used within the insurance industry worldwide which may not prove accurate. In particular, we have exposure to asbestos and environmental claims in the United States, asbestos and environmental claims in the United Kingdom, other employer liability claims in the United Kingdom and workers’ compensation claims in the United States. We maintain significant reserves for these exposures and all are subject to specific actuarial calculations. These actuarial models and calculations are routinely tested by external independent consultants but there are nonetheless residual risks in that the assumptions within the models may not reflect future experience. Reserving for asbestos and environmental claims is subject to a range of uncertainties that are generally greater than those presented by other types of claims. These include long reporting delays, unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional loss reserving techniques cannot wholly be relied on and we have employed specialized techniques to determine reserves in a prudent manner using the extensive knowledge of both internal asbestos and environmental experts and external legal and professional advisors. In addition, the prevalence of asbestos-related claims is a more recent development in the United Kingdom than in the United States. As such, there is less data and information relating to asbestos claims in the United Kingdom available to conduct our U.K. asbestos reserving analysis and thus more potential for variability in ultimate outcomes.

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

See “Item 4—Information on the Company—Property and Casualty Reserves” for a fuller discussion of our property and casualty loss reserves including a discussion of the range of uncertainties around asbestos loss reserves.

Regulatory changes could adversely affect our business and may have significant implications for our capital position

Our insurance subsidiaries are subject to government regulation in each of the jurisdictions in which they conduct business. Regulatory agencies have broad administrative power over many aspects of the insurance business, which may include premium rates, marketing and selling practices, advertising, licensing agents, policy forms, capital adequacy and permitted investments. Government regulators are concerned primarily with the protection of policyholders rather than our shareholders or creditors. Insurance laws, regulations and policies currently affecting us and our subsidiaries may change at any time in ways having an adverse effect on our business. Furthermore, we cannot predict the timing or form of any future regulatory initiatives.

The U.K. regulatory environment has been the subject of significant change over the past few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of European Union (“EU”) directives but is also the response of the regulators to the challenging market conditions that have prevailed. Until the requirements are finalized, there will be uncertainty as to the implications for the Group’s solvency. In particular, the following developments, which are described elsewhere in this annual report, are relevant:

•
the new Integrated Prudential Sourcebook for Insurers (“PRU”), which came into force on December 31, 2004, requires a general insurance company to calculate an Enhanced Capital Requirement (“ECR”) although for the time being this will remain a target level of capital as opposed to a regulatory minimum. The ECR is based on the principle of there being a capital charge for the various types of risk that an insurer faces, such as underwriting, adverse claims development and credit risk. The ECR sets out capital charge percentages for particular lines of insurance business and for particular assets and liabilities. The U.K. Financial Services Authority (the “FSA”) has commented that there is a possibility that this may be introduced as a regulatory minimum target in the future, particularly if the European Union’s long term project to revise solvency requirements of insurers (Solvency II) is delayed;

Back to Contents

•
the United Kingdom has implemented the EU Solvency I Directives for financial years beginning on or after January 1, 2004. Among other changes, under the Solvency I Non-life Directive, firms that discount their technical provisions for outstanding claims, as the Group does, have had to reduce their available margin of solvency by a corresponding amount. We successfully applied for a waiver in 2004, valued at £400 million, relating to the ability to continue our present practice of discounting very long dated general insurance claims liabilities which expired on September 30, 2004. We have not considered it necessary to apply for an extension of the waiver given the strengthened position of our capital base. We believe however that it is appropriate to discount very long dated insurance claims liabilities and that this is consistent with the longer term direction of the regulatory requirements, as well as IFRS and the principles of fair value; and

•
PRU also introduced an additional requirement for companies to make their own Individual Capital Assessment (“ICA”) that is more specifically related to the risk profile of the particular company. The new FSA rules require a U.K. insurer to assess its own capital requirement based upon its circumstances and risk appetite and this is to be reviewed by the FSA. If the FSA considers the ICA to be insufficient they are empowered to issue Internal Capital Guidance (“ICG”), which requires the firm to maintain a capital buffer.

The Group has adopted a dynamic financial analysis model, which incorporates the generation of statistical distributions for our insurance, market and credit risk. This modeling has been supplemented by a number of other techniques in order to assess operational risk and to incorporate stress and scenario tests to fully assess its capital requirement. The results provide the Group with an indication of how much capital is needed in order to prevent insolvency based on stochastic probability of ruin distributions.

On September 30, 2004, the Group presented a paper to the FSA setting out its first draft ICA and outlining its plans for the full implementation of its own internal capital model. The Group then refined the first draft ICA calculation and provided the FSA with an updated version in June 2005. The FSA will conduct a review of the revised ICA in parallel with its second risk assessment, which is currently underway.

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

Proposed U.S. legislation regarding U.S. asbestos liability could adversely affect our business

Senate Bill 852, an amended version of Senate Bill 2290 (Fairness in Asbestos Injury Resolution or ‘FAIR’ Act) was introduced to the U.S. Senate in April 2005. The amended bill includes establishing a privately financed trust fund to provide payments to individuals with asbestos related illnesses and removal of asbestos claims from the tort litigation system for the duration of the fund. The trust would be financed by primary insurers, reinsurers and industrial enterprises. An Asbestos Reserves Commission would determine the trust fund payment obligations of insurers. The proposed bill would remove pending and future cases from the judicial system and place these cases and claims into a no fault trust fund to be administered by the U.S. Department of Labor. It would establish medical criteria to ensure that only people who showed signs of asbestos related illnesses would be entitled to payments from the trust.

Prospects for the passage of some form of asbestos reform are higher than they have been in recent years but there are concerns that the bill contains several loopholes which would allow cases to revert to the tort system at various points of the trust fund’s life. This would undermine the certainty and finality that insurers and manufacturers/defendants seek.

Our restructuring plans in the United States are subject to particular risks

We are currently restructuring our U.S. business. Our restructuring plans in the United States are complex and are subject to particular risks. Our U.S. subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorized to do business. In the

Back to Contents

United States, the conduct of insurance business is regulated at the state level and not by the federal government. The implementation of our restructuring plans in the U.S., including the de-pooling of certain insurance entities to facilitate the proposed sale of the nonstandard auto business, has been subject to the approval of a number of insurance regulators. We have been engaged in constructive dialogue on our restructuring plans with the U.S. regulators in a number of jurisdictions applying differing insurance regulations and in May 2005 were advised by the domiciliary states that our plans had been approved. Failure to sell our nonstandard auto business would have an adverse impact on our approved plans to achieve the agreed level of U.S. regulatory capital and surplus and could result in rating organizations revising existing credit ratings for our U.S. business. Our objective is to reduce or eliminate the Group’s exposures in the United States and we continue to review all options for our U.S. business.

Some events or transactions contemplated by our restructuring plans may give rise to risks and liabilities which, individually or taken together, are sufficiently material to require the provision of additional capital. For example, although we currently estimate that the cost of implementation of our group restructuring plans will amount to £300 million in aggregate to be incurred over the period ending December 2006, which we believe is a prudent estimate, the actual level of expenses incurred will depend on the precise actions taken to restructure the business, and potential developments that are not within our control, including regulatory, employee and customer responses.

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

Back to Contents

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

Litigation outcomes could adversely affect our business

We are involved in, and may become involved in, legal proceedings that may be costly if we lose and that may divert management’s attention. For example, we are involved in litigation in the United States in connection with a series of credit risk insurance policies covering loans made to students in various post-secondary trade schools in the United States, primarily truck driving schools. In 2002, a U.S. subsidiary of the Group filed lawsuits seeking, among other things, rescission of these policies. The foregoing rescission actions gave rise to other related lawsuits, filed in Delaware seeking to enforce the credit risk insurance policies. The plaintiffs were granted summary judgment each of which has been appealed. As of December 31, 2004, the loan portfolio had a face value of $501 million. In April 2005, PNC Bank, one of the plaintiffs in the Delaware actions, agreed to discontinue its part of the legal action following an agreed settlement which reduced our exposure by $129 million. To the extent that the lawsuits do not result in the rescission of the credit risk insurance policies, any losses on the student loan portfolio, to the extent not offset by reinsurance, recoveries from the original borrowers under the defaulted loans, any remaining reserves established under the loan programs or recoveries from other third parties, will ultimately be borne by the Group’s U.S. subsidiary.

In the ordinary course of our insurance activities, we are routinely involved in legal or arbitration proceedings with respect to liabilities which are the subject of policy claims. For example, we have estimated the cost of insurance losses associated with the terrorist actions of September 11, 2001 to be £280 million as at December 31, 2004, net of reinsurance. The final cost may be different from the current estimate due to the uncertainty associated with the valuation and allocation process which is currently underway in respect of the Twin Towers complex. Appraisal hearings are scheduled to continue until April 2006. As a consequence, there is uncertainty as to the eventual cost of the insurance losses associated with this event.

As insurance industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues can have a negative effect on our business by either extending coverage beyond our underwriting intent or by increasing the number and size of claims.

In addition, to the extent that legal decisions in any of the jurisdictions in which we operate world-wide increase court awards, the impact of which may be applied prospectively or retrospectively, claims and benefits reserves may prove insufficient to cover actual losses, loss adjustment expenses or future policy benefits. In such event, or where we have previously estimated that no liability would apply, we would have to add to our loss reserves and incur a charge to our earnings. Such insufficiencies could have a material adverse effect on our future consolidated financial condition, results of operations and cash flows.

The U.K. insurance market is currently subject to changes arising from the compensation framework relating to non-pecuniary loss, including pain and suffering, and loss of amenity. At present, although a number of decisions have been rendered, their full impact has yet to be reflected in court awards. In addition, a number of matters have not yet been ruled on. These changes to the compensation framework could have a material adverse effect on our future consolidated financial condition, results of operations and cash flows.

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

Back to Contents

These consequences could, depending upon the extent thereof, have a material adverse effect on our liquidity and, under certain circumstances, net income.

Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company’s control. For the past several years rating downgrades in the insurance industry have exceeded upgrades.

Following the announcement of our strategic plans in November 2002 all the major rating agencies revised the Group’s ratings. A.M. Best Company (“A.M. Best”) affirmed our “A– excellent” rating and changed the outlook from “negative” to “stable”. Standard & Poor’s Rating Services (“Standard & Poor’s”) moved the Group’s Financial Strength Rating to “A–” with a “developing” outlook. Moody’s Investors Services (“Moody’s”) moved the Group Financial Strength Rating to “Baa1” with a “stable” outlook.

Several of the agencies revised our ratings further in 2003. A.M. Best moved our “A–” rating with a “stable” outlook to “A–” with a “negative” outlook, while Standard & Poor’s moved the Group’s Financial Strength Rating in July 2003 from “A–” with a “developing” outlook to a “negative” outlook. Moody’s revised the Group Financial Strength Rating from “Baa1” to “Baa2” in July and changed the outlook to “stable” from “negative”, which had been the outlook since March 2003. The rating from A.M. Best represents their second highest category out of ten, while the rating from Standard & Poor’s represents their third highest category out of nine.

Standard & Poor’s revised the outlook from “negative” to “stable” in October 2004 and Moody’s placed the Baa1 rating under review for an upgrade in February 2005. Moody’s revised the rating to Baa1 in April 2005 and assigned a “stable” outlook, the rating representing their fourth highest category out of nine.

Our U.S. operations are rated separately by the rating agencies. Due to a weakened capital base and the perceived reduction in the strategic importance of the U.S. operations to the Group, several rating agencies downgraded the financial strength rating of our U.S. operations in 2002 and 2003. A.M. Best further downgraded the U.S. operations in February 2005. Current ratings of our main U.S. operations are “C++” with a “negative” outlook from A.M. Best, “BB+” with a “negative” outlook from Standard & Poor’s and “Ba3” with a “stable” outlook from Moody’s. The rating from A.M. Best represents their fifth highest category out of ten, the rating from Standard & Poor’s represents their fourth lowest category out of nine, and the rating from Moody’s represents their fourth lowest category out of nine. These ratings apply to the U.S. pool members and a few non-members have ratings different to those assigned to the pool. For a discussion of the U.S. pool, see “Item 4—Information on the Company—Regulation—United States”.

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

We are subject to regulatory inquiries in the normal course of our business

The Group, in common with the insurance industry, is subject to regulatory inquiries in the normal course of its business in many of the jurisdictions in which it operates. Recently we have seen an increase in the number of inquiries being initiated by regulators, particularly those in the United Kingdom and the United States.

There can be no assurance that any losses resulting from future regulatory inquiries may not have an adverse effect on our financial condition.

Back to Contents

Our results may be impacted by the inability of our reinsurers to meet their obligations

We transfer our exposure to certain risks to others through reinsurance arrangements. In particular, for the year to December 2004 we had a quota share reinsurance agreement with Munich Re Group relating to the majority of the general insurance business we write. See “Item 4—Information on the Company—Reinsurance” for a discussion of the Munich Re Group quota share reinsurance agreement. Under such arrangements, other insurers assume a portion of the losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of our reinsurance will increase our risk of loss.

When we obtain reinsurance, we still remain primarily liable for the reinsured risks without regard to whether the reinsurer meets its reinsurance obligations to us. Therefore, the inability of our reinsurers to meet their financial obligations or disputes on, and defects in reinsurance contract wordings could materially affect our operations.

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

Our proposed program of strategic and operational improvements will be large and challenging to implement

Our program of strategic and operational improvements is complex and involves a restructuring of, and the implementation of substantial changes to, a significant portion of the Group’s operations. In addition, the program contemplates different actions being taken in a number of businesses and jurisdictions simultaneously. Implementation of the planned improvements and realization of the forecast benefits will be challenging within the timeframe contemplated by the Group. Successful implementation of this program will require a significant amount of management time and, thus, may affect or impair management’s ability to run the business effectively during the period of implementation. In addition, we may not have, or be able to retain, personnel with the appropriate skill sets for the tasks associated with our improvement program, which could adversely affect the implementation of our plans.

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

Back to Contents

Availability of capital is critical to our strategic targets

Achieving our targets for net premiums written and certain of our other strategic targets, will depend in part on the availability of capital and its efficient and effective management within the Group. If capital is not available in the amounts currently projected by the Group, these targets may not be met. Capital may not be available to the Group for these purposes, for example, because of changes in regulatory capital requirements, fluctuations in fixed income or equity markets, adverse developments in our claims experience and technical reserve requirements, or other factors described elsewhere in this annual report.

We face significant competition from other global, national and local insurance companies and from self-insurance

We compete with global, national and local insurance companies, including direct writers of insurance coverage as well as non-insurance financial services companies, such as banks and broker-dealers, many of which offer alternative products or more competitive pricing. Some of these competitors are larger than we are and have greater financial, technical and operating resources. The general insurance industry is highly competitive on the basis of both price and service. There are many companies competing for the same insurance customers in the geographic areas in which we operate. If our competitors price their premiums more aggressively and we meet their pricing, this may adversely affect our underwriting results. In addition, because our insurance products are marketed through independent insurance agencies which represent more than one insurance company, we face competition within each agency. We also face competition from the implementation of self-insurance in the commercial insurance area. Many of our customers and potential customers are examining the risks of self-insuring as an alternative to traditional insurance.

Changes in foreign exchange rates may impact our results

We publish our consolidated financial statements in pounds sterling. Therefore, fluctuations in exchange rates used to translate other currencies, particularly other European currencies and the U.S. dollar, into pounds sterling will impact our reported consolidated financial condition, results of operations and cash flows from period to period. These fluctuations in exchange rates will also impact the pound sterling value of our investments and the return on our investments. For a discussion of the impact of changes in foreign exchange rates on our results of operations for each of 2004 and 2003, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

Back to Contents

ITEM 4. INFORMATION ON THE COMPANY

OVERVIEW

We are a multinational insurer operating in approximately 30 countries and covering risks in over 130 countries. We offer a broad range of property and casualty insurance products and in addition, we conduct complementary businesses in support of our insurance operations such as risk management services including claims management and loss control services in our major markets around the globe.

Royal & Sun Alliance Insurance Group plc is a public limited company registered in England and Wales No. 2339826. The registered office and principal office of the company is 30 Fenchurch Street, London, EC3M 3BD. The company’s website address is www.royalsunalliance.com.

Royal & Sun Alliance Group is the product of the 1996 merger of two of the then largest U.K. insurers Royal Insurance Holdings plc and Sun Alliance Group plc.

In September 2003, we announced the outcome of a review of our operations that we had instituted in April 2003. The purpose of the review was to provide a comprehensive picture of our businesses and markets and their long term viability and attractiveness. The review also examined the operating performance of the business to identify opportunities for further improvement. We also conducted a thorough analysis of our capital position.

Following the review, we have implemented our strategy based on a number of components:

•	Focusing on property and casualty insurance in those markets where we have a strong position, primarily the United Kingdom, Scandinavia and Canada.

•	Restructuring of our operations in the United States.

•
Creating a more focused business with commercial lines continuing to be weighted more towards property and personal lines focusing on direct distribution and selected intermediated lines. In personal lines, in particular, we focus on driving down the cost of delivery.

•	Implementation of operational excellence in underwriting and claims management through the introduction of tighter processes and new systems.

•
Seeking to ensure the risk profile of our business is commensurate with our capital base. The nature and amount of risk that we underwrite in our different markets needs to reflect a proper balance between risk and profitability.

•	Instilling a performance management culture by improving management controls and introducing new review procedures that have a clear focus on accountability and that target delivery.

In 2004 we sold our small operations in Peru, Poland, France, Malta, Pakistan and our associate interests in South Africa and the Philippines. We also completed the sale of our U.K. and Scandinavian life and asset accumulation businesses in 2004. The sale of our Japanese operations was completed in February 2005. In June 2005 we agreed the sale of our equity investment in Royal and Sun Alliance (Insurance) Thailand.

The restructuring of our U.S. operations included the sale in September 2003 of the renewal rights for our standard personal lines business and the majority of our commercial lines business to The Travelers Indemnity Company, a subsidiary of Travelers Property Casualty Corporation. During the remainder of 2003 we negotiated a number of other renewal rights arrangements. At the end of 2004, we announced the proposed sale of our nonstandard automobile business, which is a niche specialty insurer producing good results.

Based on our strategic and operating plans, we also announced revised targets as follows:

•
A new annualized expense savings target of £270 million, including the £160 million announced in November 2002, to be substantially achieved by year end 2006 following a targeted improvement in processes and systems, the selective use of outsourcing, and the piloting of the transfer of some functions to offshore locations. At December 2004 we had achieved £190 million of annualized expense savings. The costs of achieving the expense savings target of £270 million on an annualized basis are expected to be approximately £300 million incurred over the period

Back to Contents

ending December 31, 2006 and will be charged as reorganization costs. Of this amount, £241 million was expensed during 2002 to 2004. Costs associated with the implementation of claims efficiencies and underwriting improvements will be treated as normal business investment costs and therefore reflected in our combined ratios.

•
A combined ratio target of 100% on average for our ongoing business over the insurance cycle, supported by improvements in claims and underwriting performance through the implementation of process improvements, system changes and management best practices. During 2004 the Group achieved an ongoing combined operating ratio for the year of 94.0%. On a regional basis, the United Kingdom, Scandinavia and International all achieved combined operating ratios of less than 100%.

Our focus on key businesses in specific markets will have a significant impact on our overall business going forward. We are a substantial international insurer, able to capitalize on profitable growth in the selective markets in which we are well positioned. One of our strengths is our network of global partners, offering distribution and administrative support to our insurance businesses. This network allows us to continue to write insurance worldwide, including countries where we no longer have a local operation.

For 2004 we reported:

•	property and casualty net premiums written (gross premiums written less premiums reinsured) of £5,206 million, or $9,995 million;

•	life and asset accumulation net premiums written of £839 million, or $1,611 million;

•	profit on ordinary activities before tax of £1 million, or $2 million;

•	loss attributable to shareholders of £149 million, or $286 million;

•	total investments of £15,469 million, or $29,701 million; and

•	shareholders’ funds of £2,672 million, or $5,130 million.

For a discussion of our financial results see “Item 5—Operating and Financial Review and Prospects”.

We market our products through multiple channels, including brokers and other intermediaries, corporate partnerships and affinity marketing programs, as well as direct to the customer. This multi-channel distribution strategy allows us to reach a broad cross-section of personal and commercial customers.

In the commercial market, we conduct business with multinational and national companies, as well as middle market and small businesses.

We are a leading direct marketer of personal insurance products in the United Kingdom. We have developed a range of corporate partnerships, which complement our broker and direct businesses by enabling us to capitalize on the broad customer bases of those corporate partners, which include banks, mortgage lenders, retailers and affinity groups with widely recognized brands.

The Group is divided into four regions: United Kingdom, Scandinavia, United States and International. International consists of all of the Group’s businesses outside the United Kingdom, United States and Scandinavia. This includes businesses in Canada, Ireland, Italy, and the Middle East, as well as businesses in Latin America and the Caribbean and the Group’s remaining businesses in Asia.

Our operating segments have been defined based on our management structure and for 2004 were organized into the following regions:

•	United Kingdom. The United Kingdom accounted for 52.3% of our total net premiums written in 2004.

•	Scandinavia. Scandinavia accounted for 25.1% of our total net premiums written in 2004.

Back to Contents

•	United States. The United States accounted for 1.7% of our total net premiums written in 2004.

•	International. International accounted for 20.9% of our total net premiums written in 2004.

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

Back to Contents

PRINCIPAL MARKETS

Overview

We offer a broad range of property and casualty insurance products in our United Kingdom, Scandinavia and International regions. In the United States we offer nonstandard automobile insurance but we are planning to dispose of this business as part of our U.S. restructuring. In a limited number of countries we also offer life insurance and asset accumulation products.

The table below presents the distribution of our 2004, 2003 and 2002 consolidated property and casualty net premiums written by region and line of business. During 2002, we entered into a 10% quota share reinsurance program with Munich Re Group which covered the majority of our property and casualty business written in the United Kingdom, Denmark, the United States, Canada and Australia. Under this arrangement, Munich Re Group assumed 10% of our losses and expenses associated with reported and unreported losses in exchange for 10% of the policy premiums. The amount of premiums written ceded in 2002 was £698 million. The Group renewed the quota share arrangement with Munich Re Group in January 2003, pursuant to which 15% of the majority of our business written in the United Kingdom, Denmark, Ireland, the United States and Canada was reinsured. The amount of premiums written ceded in 2003 was £678 million. The Group renewed the quota share arrangement within Munich Re Group in January 2004, pursuant to which 8% of the majority of our property and casualty business written in the United Kingdom, Denmark, Canada and Ireland was reinsured. The amount of premiums written ceded in 2004 was £328 million.

As from January 1, 2005 the Group did not renew the quota share arrangement which will have a positive impact on the level of net written premiums in 2005.

In April 2003 we disposed of our U.K. health insurance business and in September 2004 we sold our U.K. life and asset accumulation business. Our health insurance business accounted for £73 million of our U.K. property and casualty net premiums written in 2003 and £245 million of our U.K. property and casualty net premiums written in 2002. Our life and asset accumulation business accounted for £562 million of our life and asset accumulation net premiums written in 2004, £908 million of our life and asset accumulation net premiums written in 2003 and £955 million of our life and asset accumulation net premiums written in 2002.

In October 2004 we disposed of our life and asset accumulation operation in Denmark. Our life and asset accumulation operation in Denmark accounted for £224 million of our Scandinavian life and asset accumulation net premiums written in 2004, £324 million of our Scandinavian life and asset accumulation net premiums written in 2003 and £268 million of our Scandinavian life and asset accumulation net premiums written in 2002.

The information presented below for our International region includes net premiums written by our Benelux, German and Italian direct automobile businesses which were sold in 2002. Our Benelux, German and Italian direct automobile businesses accounted for £250 million of our International property and casualty net premiums written in 2002.

The information presented below for our United States region includes net premiums written by the businesses impacted by the strategic redirectioning, including those businesses disposed of in 2003, of $1.9 billion in 2003 and $2.9 billion in 2002, before any deduction for premiums ceded to Munich Re under the quota share treaty. 2004 net premiums written includes $0.4 billion in relation to nonstandard automobile business and negative premiums for discontinued businesses of $0.2 billion arising from mid-term cancellations and reinsurance premiums ceded.

Our Australian and New Zealand businesses were disposed of in May 2003 by way of an initial public offering.

Back to Contents

Property and Casualty Net Premiums Written

	Year ended December 31,
	2004		2003		2002
	£ in millions	% of total	£ in millions	% of total	£ in millions	% of total

United Kingdom:
Personal	784	15.1%	1,152	17.4%	1,647	19.1%
Commercial	1,813	34.8	1,670	25.2	1,779	20.6

Total United Kingdom	2,597	49.9	2,822	42.6	3,426	39.7

Scandinavia:
Personal	688	13.2	618	9.3	525	6.1
Commercial	599	11.5	549	8.3	427	4.9

Total Scandinavia	1,287	24.7	1,167	17.6	952	11.0

United States:
Personal	210	4.0	460	6.9	470	5.4
Commercial	(105)	(2.0)	630	9.5	1,425	16.5

Total United States	105	2.0	1,090	16.4	1,895	21.9

International:
Personal	738	14.2	744	11.2	878	10.1
Commercial	479	9.2	524	7.9	728	8.5

Total International	1,217	23.4	1,268	19.1	1,606	18.6

Australia and New Zealand (1):
Personal	—	—	197	3.0	502	5.9
Commercial	—	—	86	1.3	254	2.9

Total Australia and New Zealand	—	—	283	4.3	756	8.8

Total property and casualty	5,206	100.0%	6,630	100.0%	8,635	100.0%

Total personal	2,420	46.5%	3,171	47.8%	4,022	46.6%
Total commercial	2,786	53.5	3,459	52.2	4,613	53.4

Total property and casualty	5,206	100.0%	6,630	100.0%	8,635	100.0%

(1)	Our Australia and New Zealand businesses were sold in May 2003 by way of an initial public offering.

Back to Contents

The table below presents our 2004, 2003 and 2002 property and casualty loss, expense and combined ratios by region and line of business. A loss ratio is the ratio of net incurred losses and loss adjustment expenses to net premiums earned. An expense ratio is the ratio of insurance operating expenses (acquisition and administration costs less reinsurance commissions and profit participations) to net premiums written. A combined ratio is the sum of these two ratios. These ratios are measures of the underwriting profitability of an insurance company. To enable comparison between years we exclude reorganization costs from insurance operating expenses in calculating expense ratios. A combined ratio below 100% generally indicates profitable underwriting. A combined ratio over 100% generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100% may be profitable to the extent net investment results exceed underwriting losses.

Property and Casualty Loss, Expense and Combined Ratios
	Year ended December 31,
	2004			2003			2002
	Loss ratio %	Expense ratio %	Combined ratio %	Loss ratio %	Expense ratio %	Combined ratio %	Loss ratio %	Expense ratio %	Combined ratio %

United Kingdom:
Personal	62.3	35.4	97.7	64.2	38.7	102.9	74.8	35.6	110.4
Commercial	64.3	30.1	94.4	71.5	26.1	97.6	73.7	24.3	98.0

Total United Kingdom	63.6	31.7	95.3	68.3	31.8	100.1	74.2	29.5	103.7

Scandinavia:
Personal	84.4	17.4	101.8	84.6	19.6	104.2	86.4	20.9	107.3
Commercial	67.9	20.8	88.7	73.8	20.3	94.1	92.4	19.4	111.8

Total Scandinavia	76.5	18.9	95.4	79.4	19.9	99.3	89.1	20.2	109.3

United States:
Personal	69.5	25.5	95.0	68.3	27.4	95.7	77.0	27.7	104.7
Commercial	—	—	—	130.3	29.8	160.1	97.0	32.0	129.0

Total United States	136.9	84.2	221.1	111.6	28.9	140.5	91.9	30.9	122.8

International:
Personal	67.4	28.7	96.1	69.5	27.3	96.8	80.8	30.8	111.6
Commercial	58.5	39.0	97.5	63.0	37.8	100.8	77.2	35.3	112.5

Total International	63.9	32.7	96.6	66.7	31.7	98.4	79.2	32.9	112.1

Australia and New Zealand (1):
Personal	—	—	—	69.8	26.4	96.2	68.8	23.3	92.1
Commercial	—	—	—	62.5	33.1	95.6	71.9	29.0	100.9

Total Australia and New Zealand	—	—	—	67.3	28.4	95.7	69.8	25.2	95.0

Total personal	69.8	27.5	97.3	69.8	30.4	100.2	77.1	30.2	107.3

Total commercial	75.8	33.0	108.8	86.5	28.0	114.5	83.0	28.0	111.0

Total property and casualty	72.9	30.5	103.4	78.9	29.1	108.0	80.3	29.1	109.4

(1)	Our Australia and New Zealand businesses were sold in May 2003 by way of an initial public offering.

Back to Contents

To enable comparison between years we exclude reorganization costs from insurance operating expenses in calculating expense ratios. Our reorganization costs amounted to £104 million in 2004, £171 million in 2003 and £71 million in 2002. In 2003 we also excluded reinsurance premiums of £387 million relating to the transfer of ownership of disposed businesses. In 2002 we also excluded a reinsurance premium of £124 million ceded on a contract that significantly reduced our exposure to financial enhancement products. Including the reorganization costs our combined ratio would have been 105.3% in 2004, including the reinsurance premiums and reorganization costs our combined ratio would have been 111.6% in 2003 and including the reinsurance premium and reorganization costs our combined ratio would have been 110.7% in 2002.

Our consolidated property and casualty combined ratio for 2004 was 103.4%. See “Item 5—Operating and Financial Review and Prospects” for a discussion of the factors contributing to our underwriting loss in 2004 as well as steps we have taken to attempt to improve our underwriting results. Our goal is to achieve a combined ratio of 100% on average for our ongoing business over the insurance cycle. This goal is based on our return on equity target of a net real return on equity of 10%. For a discussion of our return on equity targets, see “Item5—Operating and Financial Review and Prospects—Internal Capital Management Methodology”.

Products

A key element of our strategy is customer focus. Accordingly, we offer products tailored to meet the needs of our customers.

Products for Personal Customers

Our products for personal customers include the following property and casualty products:

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

Products for Commercial Customers

Our products for commercial customers include the following property and casualty products:

Property. Insurance covers for loss or damage to buildings, inventory and equipment from natural disasters, including hurricanes, windstorms, earthquakes, floods, hail, explosions, severe winter weather and other events such as theft and vandalism, fires and financial loss due to business interruption resulting from covered losses.

Casualty/Liability. Insurance covers for:

•	employers’ liability, which protect the insured companies against claims from employees arising from accident, injury or industrial disease;

•	workers’ compensation, which provide coverage for employers for specified benefits payable under national or local legislation for workplace injuries to employees;

Back to Contents

•	public liability, which protect an organization against claims arising from the conduct of its business or its products resulting in injury to or damage to third parties or property;

•	professional indemnity, which protect professionals such as architects and engineers against claims of negligence in the services they provide; and

•	directors’ and officers’ liability, protecting executives and non-executives against the possibility of legal action.

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

Products for Life Customers

In Latin America we write periodic premium life products such as term insurance and mortgage protection and other insurance products such as disability, critical illness and permanent health insurance.

United Kingdom

Overview

We have operated in the United Kingdom since our founding in 1710. We are the second largest property and casualty insurer in the United Kingdom, with leading positions in both personal and commercial lines, based on 2003 gross premiums earned. Our United Kingdom region employs approximately 10,900 people in 26 offices.

Our chief focus in the United Kingdom is on seeking to develop our property and casualty insurance business profitably by taking advantage of our experience in underwriting as well as claims and customer management. To enhance the Group’s capital position and to reduce the property and casualty volatility and exposures written, we sold our U.K. health insurance business, ended our future participation in the global aviation pool and ended our partnership with HBoS from January 1, 2004. These actions followed the Group’s “Operating and Financial Review” announced in November 2002.

We have implemented a U.K. Business Transformation Program to review a wide range of business improvements and expense savings. The savings are expected to arise principally from improvements in our systems and processes following the significant reduction in the number of products offered pursuant to our review. As part of the program, we are evaluating options for improving operational efficiencies. As part of our improvement to operational efficiencies, we will transfer 1,200 jobs to India over a two year period beginning September 2004.

In September 2004, we disposed of our U.K. life and asset accumulation business. This decision reflects our strategy of focusing capital and resources in property and casualty insurance markets.

United Kingdom Property and Casualty Business

Our U.K. property and casualty business offers a range of personal and commercial products nationwide. We market our property and casualty products through multiple channels in the United Kingdom. We distribute

Back to Contents

personal products through corporate partnerships, brokers, agents and direct channels. We market to the public by telephone and mail and through the internet. We distribute commercial products through international, national and local brokers, agents and direct to customers.

The U.K. property and casualty market is mature and highly competitive in both personal and commercial lines. Prior to the World Trade Center terrorist attack, competition and over-capacity had led to underwriting losses and difficult pricing conditions for the market in general. Underwriting losses incurred by the U.K. property and casualty insurance market as a whole, having approximately doubled from £1,095 million to £2,477 million between 1997 and 1998, deteriorated further to £2,927 million in 2000. However, reflecting the more favorable market conditions since the World Trade Center terrorist attack, the underwriting result of the U.K. market as a whole in 2003 has improved to a profit of £290 million.

In the household market, property premiums increased by 9.6% in 2003 and 16.3% in 2002. The premium increases resulted in the first underwriting profit in the property segment over the past seven years of £367 million.

The U.K. personal and commercial automobile market incurred a £5 million underwriting loss in 2003 which is the lowest underwriting loss over the past nine years. This sector has been adversely affected by an increase in the average claims cost, which has not been wholly offset by increased premiums, in part because of the highly competitive nature of the market with net premiums written in the overall U.K. automobile market increasing by only 0.2% in 2003.

The U.K. market as a whole, other than automobile, (including accident and health, general liability, pecuniary loss and property damage), made an underwriting profit of £675 million in 2003. Net premiums written in the overall U.K. market other than automobile increased by 8.5% in 2003.

In response to adverse market conditions, the U.K. insurance industry has experienced significant consolidation in recent years. We estimate that, based on 2003 gross premiums earned, the five largest insurance groups now have a combined market share of approximately 39% of the property and casualty market.

In 2003, the overall U.K. commercial property and casualty market’s premium income grew by 17.7%. This significant growth has been sustained over the past three years with growths of 16.6% in 2002 and 21.9% in 2001. As a result of continued increased rates, the general liability premium income increased in 2003 by 25.1%, property premium income increased by 24.3% and automobile premium income increased at a significantly lower rate of 7.7%.

On the commercial insurance side, as we moved into 2004 the favorable pricing conditions of 2003 and 2002 continued. Prior to 2001, a key characteristic across the majority of commercial lines of insurance in the United Kingdom was poor underwriting results due to low premiums. High levels of competition and excess capacity among underwriters, as well as low rates for reinsurance, had shaped the market. The effect of these influences was low, and often falling, premium rates. However, losses incurred led some companies to reduce exposures, which with increasing reinsurance rates, began to lead to increases in commercial premium rates. In 2001, market conditions improved significantly following the collapse of a competitor, Independent Insurance plc, which led to rising insurance rates and reduced capacity. Following the World Trade Center terrorist attack, market conditions changed dramatically with significant price increases partly offset by increased reinsurance premiums as capacity was significantly reduced. The FSA is also seeking to instill greater underwriting discipline into the commercial market.

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

The table below presents the distribution of our 2004, 2003 and 2002 property and casualty net premiums written and combined ratios by product group in the United Kingdom.

Back to Contents

	Year Ended December 31,
	2004			2003			2002
	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Household	385	14.9%	98.3	894	31.7%	103.1	882	25.8%	109.7
Personal automobile	370	14.2	102.5	367	13.0	107.2	467	13.6	122.9
Other	29	1.1	88.9	(109)	(3.9)	72.4	298	8.7	91.3

Total Personal	784	30.2	97.7	1,152	40.8	102.9	1,647	48.1	110.4

Commercial:
Property	781	30.1	81.8	738	26.1	82.2	812	23.7	87.9
Casualty	359	13.8	101.2	324	11.5	113.9	307	8.9	128.0
Commercial automobile	507	19.5	96.7	451	16.0	90.8	482	14.1	94.6
Other	166	6.4	145.5	157	5.6	151.7	178	5.2	100.1

Total Commercial	1,813	69.8	94.4	1,670	59.2	97.6	1,779	51.9	98.0

Total United Kingdom	2,597	100.0%	95.3	2,822	100.0%	100.1	3,426	100.0%	103.7

In personal lines, we had a 15.0% share of the household market and a 5.2% share of the personal automobile market, based on 2003 gross premiums earned. We distribute our personal lines business through corporate partnerships, brokers, agents and direct marketing to the public by telephone, mail and the internet. In 2004, the corporate partnership channel accounted for 20% of our U.K. personal lines business, brokers and professional agents accounted for 30% and direct sales accounted for 50%.

We write personal lines business, primarily household and accident insurance that is marketed under the names of financial services institutions, including banks and mortgage lenders. We call this distribution channel our corporate partnership distribution channel as it involves working with other companies in the marketing of our products. Our corporate partnerships give us access to a broader base of consumers than we might otherwise be able to reach by allowing us to exploit the existing broad customer base and brand recognition of our corporate partners. The corporate partnership channel has been reviewed and remedial action taken to improve results, which resulted in the termination of our agreement with HBoS from January 1, 2004.

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

We are a significant direct insurer in the U.K. personal lines market. In the direct markets, we intend to focus our marketing efforts on the more profitable customer groups using our brand name, “MORE TH>N”. We are continuing with significant media advertising in support of the brand. We sell household, automobile and other personal policies via the telephone, newspaper advertisements, direct mail campaigns and the internet. To serve our direct and corporate partnership customers, we operate call centers during extended operating hours that provide new business quotes, service existing business and deal with claims over the telephone.

The personal lines broker distribution channel consists of brokers, agents and other intermediaries, including major chains, groups of brokers operating under common marketing frameworks and smaller firms operating under their own names. The principal personal lines distributed by brokers are personal automobile and household insurance. In the broker channel, by carefully monitoring relationship profitability, we focus on our more profitable brokers and business lines. We reviewed the profitability of all of our broker relationships as part of the “Operating and Financial Review” announced in November 2002 which has led to significant reduction in sales by this channel.

In the U.K. commercial market, we are the second largest commercial lines insurer based on 2003 gross premiums earned, conducting business with a majority of the companies comprising the U.K. FTSE 100 stock index. Our principal competitors are the large U.K. and European insurers writing both life and property and casualty business although the commercial market is increasingly seeing competition from major U.S. insurers.

Back to Contents

We also have a presence in the London Market. The London Market is a market for international insurance and reinsurance, comprising mainly high exposure and complex risks. Companies operating in the London Market underwrite specialized risks such as marine, aviation and directors’ and officers’ liability. In 2004, commercial lines gross premiums written of £2.4 billion accounted for almost 66% of our U.K. property and casualty business.

We are the second largest U.K. insurer in the three commercial markets of public and general liability, property and automobile, based on 2003 gross premiums earned. We have a 14.4% share of the commercial automobile market, a 14.2% share of the commercial property market and an 8.2% share of the commercial public and general liability market, all based on 2003 gross earned premiums. We also have significant shares of the marine, engineering and transit markets.

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

We distribute our U.K. commercial lines business nationwide, and, consistent with our strategy of providing global coverage for our commercial customers, we also offer international products to our clients with global operations. We believe our competitive advantage in the commercial market consists of our ability to underwrite a broad range of commercial products, our nationwide network, our quality-accredited claims performance and our relationship management skills. This is supported by our 17 commercial service centers and approximately 3,500 people.

We distribute our commercial lines business through international, national and regional brokers, independent intermediaries, agents and direct to customers. In 2004, brokers and independent agents accounted for approximately 98% of our commercial lines net premiums written in the United Kingdom. We distribute commercial lines business through a network of approximately 4,700 brokers and independent agents located throughout the United Kingdom. Direct business accounted for approximately 2% of our U.K. commercial lines gross premiums written in 2004.

In the commercial market we intend to maintain our strong position in the property and casualty market by enhancing our customer propositions to our key business segments, focusing on our key areas of intellectual capital of underwriting and claims handling and simplifying our business model where possible.

From October 1, 2004, we renewed our contract for another six year term with Motability Finance Limited, a company which provides lease financing on behalf of the Motability charity to enable disabled people to remain mobile. Under the Motability Finance Limited contract, we write automobile insurance that is included in the package offered to persons leasing automobiles through Motability. In 2004, Motability business accounted for 27% of our net automobile premiums written in the United Kingdom.

In May 2002 there was a U.K. High Court ruling against us in favor of Turner and Newall, an asbestos products manufacturer in administration. See “—Property and Casualty Reserves” for further discussion.

United Kingdom Life and Asset Accumulation Business

In September 2004, we disposed of our U.K. life and asset accumulation business. This decision reflects our strategy of focusing capital and resources in property and casualty insurance markets.

Back to Contents

Scandinavia

Overview

Our Scandinavian region is comprised of our businesses in Denmark, Sweden, Norway, Latvia and Lithuania. Through this region, we offer a broad range of property and casualty products. Our principal property and casualty businesses are in Denmark and Sweden and we believe these businesses are well positioned in their local markets.

In March 2004 we sold our Norwegian subsidiary Nordenfjeldske Personforsikring A/S. In October 2004 we disposed of our life and asset accumulation operation in Denmark which accounted for £224 million of our Scandinavian life and asset accumulation net premiums written in 2004, £324 million of our Scandinavian life and asset accumulation net premiums written in 2003 and £268 million of our Scandinavian life and asset accumulation net premiums written in 2002.

In June 2005 we announced the disposal of our life and asset accumulation business in Latvia.

Our Scandinavian region employs approximately 6,500 people.

Scandinavian Property and Casualty Business

We operate in Scandinavia through our Danish subsidiary, Codan A/S, the holding company of the insurance companies writing principally property and casualty business. We currently own approximately 72% of Codan. The balance is publicly traded on the Kobenhavns Fondsbors A/S, the Danish stock exchange. Codan offers both personal and commercial business in Denmark, particularly personal and commercial automobile, household, property, personal accident, workers’ compensation and marine insurance, through employed agents, brokers, an employee sales force and direct marketing. Based on 2003 gross premiums earned, Codan is the third largest property and casualty insurer in Denmark with a 13% share of the market.

In 2004, employed agents accounted for 56% of our sales in Denmark. Brokers accounted for 17% of our sales, call centers accounted for 10%, key account managers in our industrial and large client department accounted for 9% and corporate partnership for 8%. We have approximately 249 employed agents who work out of 16 customer centers. Codan’s industrial and large client department has an employee sales force that sells and provides service direct to our large commercial clients.

We operate in Sweden through Codan’s subsidiary, Trygg-Hansa Försäkrings AB Publikt and its subsidiaries. Trygg-Hansa is Sweden’s third largest property and casualty insurer based on gross premiums written for 2004 and offers primarily personal and commercial automobile, household and general commercial products. Call centers accounted for 53% of our Swedish sales in 2004, brokers 22%, employed agents 18%, key account managers 5% and internet sales 2%.

Personal automobile products accounted for 25% of our 2004 property and casualty net premiums written in Scandinavia, commercial automobile products accounted for 18%, property products accounted for 20%, household products accounted for 15%, personal accident products accounted for 13%, marine products accounted for 3% and other products accounted for 6%. Commercial clients include a number of the leading Scandinavian companies, as well as medium and small businesses in Scandinavia.

In addition to Denmark and Sweden the Scandinavian Region conducts property and casualty business in Lithuania, Latvia and Norway.

The table below presents the distribution of our 2004, 2003 and 2002 property and casualty net premiums written and combined ratios by line of business for the Scandinavia Region.

Back to Contents

	Year Ended December 31,
	2004			2003			2002
	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Scandinavia	688	53.5%	101.8	618	53.0%	104.2	525	55.1%	107.3

Commercial:
Scandinavia	599	46.5	88.7	549	47.0	94.1	427	44.9	111.8

Total Scandinavia	1,287	100.0%	95.4	1,167	100.0%	99.3	952	100.0%	109.3

The table below presents our 2004, 2003 and 2002 property and casualty loss, expense and combined ratios within our region by line of business for the Scandinavia Region.

	Year Ended December 31,
	2004			2003			2002
	Loss Ratio	Expense Ratio	Combined Ratio	Loss Ratio	Expense Ratio	Combined Ratio	Loss Ratio	Expense Ratio	Combined Ratio
	%	%	%	%	%	%	%	%	%

Personal	84.4	17.4	101.8	84.6	19.6	104.2	86.4	20.9	107.3
Commercial	67.9	20.8	88.7	73.8	20.3	94.1	92.4	19.4	111.8
Total Scandinavia	76.5	18.9	95.4	79.4	19.9	99.3	89.1	20.2	109.3

Our principal commercial customers are small to mid-sized companies. We also insure some large commercial risks and market our personal lines to individual customers as well as to the customers of our corporate partners.

Distribution methods still depend to a large extent upon the individual markets in which we operate. Distribution in Denmark and the Baltic States is predominantly via employed agents and in Sweden predominantly via call centers. Our main competitors in Scandinavia are the Pan-Nordic insurance companies, as well as the locally-based insurers.

Scandinavian Life and Asset Accumulation Business

In October 2004 we disposed of our life and asset accumulation operation in Denmark which accounted for £224 million of our Scandinavian life and asset accumulation net premiums written in 2004, £324 million of our Scandinavian life and asset accumulation net premiums written in 2003 and £268 million of our Scandinavian life and asset accumulation net premiums written in 2002.

United States

The United States Region, headquartered in Charlotte, North Carolina, has continued to pursue its strategic redirection for its property and casualty business, announced September 4, 2003. This effort has resulted in a significant reduction in policy renewals and new business, with the exception of the nonstandard automobile business which continues to be profitable. In 2004, the renewal rights sale to Travelers Property Casualty Corporation was substantially completed, and significant progress was made on other renewal rights transactions. The U.S. continued to strengthen claim reserves as necessary, implement appropriate expense reductions, and eliminate infrastructure. The reorganization continues to support the Group’s strategy to protect their investment in the U.S., safeguard assets appropriately and minimize the risk of volatility in the overall Group operating result. A major milestone in meeting Group’s requirements was the consolidation of insurance companies to reduce the complexity of the organizational structure, better manage capital, and decrease operating expenses. Additional structural changes are expected in 2005, which should further reduce complexity and expenses.

Despite these efforts, rating agency downgrades of the financial strength rating of the U.S. operation continued in early 2005, due to lingering concerns about its capital strength following loss reserve strengthening at the end of 2004. The rating downgrades excluded the nonstandard automobile insurance operating companies, in anticipation that the nonstandard auto business would be disconnected from the main group of U.S. insurance companies with direct ownership by the U.S. holding company and a more effective capitalization structure.

Back to Contents

Current ratings by A.M. Best for the U.S. operations are “C++” for the USA Insurance Pool and Royal Surplus Lines Insurance Company with a negative outlook, and “B”, under review with negative implications, for the three operating insurance companies used by our nonstandard auto business. Current ratings by other industry rating agencies are “BB+” with a negative outlook from Standard & Poor’s and “Ba3” with a stable outlook from Moody’s.

Ongoing business in nonstandard automobile insurance represented $395 million net written premium in 2004. We continue to maintain the authority, rates and filings needed to support this business and its associated policyholders. We compete in the nonstandard insurance market by providing flexibility in policy terms, which is attractive to our customer base. Nonstandard automobile insurance covers drivers with no prior insurance or with driving records that do not qualify them for standard or preferred premium rates, as well as economically disadvantaged drivers who desire to obtain insurance for shorter time periods. This business sells minimum limit policies with the majority of customers carrying only legally required coverages. Nonstandard policies are generally sold at higher premiums to offset increased risk of loss. Nonstandard automobile products are distributed in 27 U.S. states through approximately 7,900 independent agents. During 2004, the business continued its aggressive agency management strategy by eliminating approximately 800 unaligned agents. Additionally, approximately 700 agents were appointed as we continued to focus on building distributor networks. Nonstandard auto is transaction-intensive due to the frequency of handling and processing activities, and we continue to achieve efficiencies through technology gains resulting in economies of scale. By the end of 2004, almost all new business was submitted via AutoLink, our leading-edge point of sale and service technology, which continues to keep overhead expenses down. At the end of 2004 it was determined that the sale of the nonstandard automobile insurance business was the right action given the requirement to achieve an appropriate level of capital support for our U.S. operations.

Policy obligations continue to be met for other businesses throughout our reorganization progress, including those businesses that have been sold or exited. This includes the commercial property and casualty businesses and standard preferred personal home and automobile businesses. Commercial business covers claims related to guaranteed cost and loss sensitive business with large deductible policies, particularly in workers’ compensation, mainstream commercial market policies for distinct customer segments including grocers, manufacturing, healthcare, higher education, monoline workers compensation, architects and engineers, multinational accounts of Japanese insurers, marine coverage for international cargo, commercial hull, and property and liability, as well as services for overseas-based customers. Guaranteed cost business is where the premium is fixed at policy inception, while loss sensitive products are those where the premium can vary depending on the loss experience under the policy or variability in risk characteristics. Under some workers’ compensation insurance contracts with deductible features, we are obligated to pay the claimant the full amount of the claim. We are subsequently reimbursed by the policyholder for the deductible amount, and we are subject to credit risk until such reimbursement is made. Retrospectively rated policy claims were also previously written. Although the retrospectively rated feature of the policy substantially reduces insurance risk for us, it also introduces credit risk to us, which is mitigated by adherence to company-wide collateral guidelines. Collateral is limited to standard letters of credit in the appropriate forms (i.e., unconditional, irrevocable and evergreen), from banking institutions approved by the National Association of Insurance Commissioners (“NAIC”), with limits on individual bank exposure. All accounts written on a loss sensitive basis require financial review by a team of credit analysts who determine the financial grade of the potential insured and set collateral requirements based on actuarially determined loss projections and payment patterns. Aggregate credit risk is monitored centrally by account, by financial grade, and by age of unsecured collateral.

Back to Contents

Commercial lines business also included various financial products, although a decision was made in 2001 to exit this sector of the market place due to high capital requirements to support the business. This business provides coverages for specific tranches within collateralized debt obligations (“CDO”) as well as credit enhancement, debt service and residual value insurance products. As of December 31, 2004, our gross and net CDO exposure aggregated to approximately $681 million, which is comprised of $563 million of principal exposure and $118 million of interest guarantees. For CDO exposures, loss and loss adjustment expense reserves are established in an amount equal to our estimate of identified case basis reserves on the occurrence of an insured event associated with insurance in force at the balance sheet date. Management’s estimates of such amounts are based upon discrete analysis of each exposure and also reflect the cost of settlement and recoveries and are subject to continual review. We decreased our loss reserves for specific case losses on CDO exposure during 2004 by $2 million to $121 million as of December 31, 2004. The decrease in the case basis loss reserve was primarily related to claim payments offset by additional provisions. Management has modeled an ultimate possible loss outstanding of $256 million based on Standard & Poor’s average historical default and recovery rates related to these policies as of December 31, 2004. The ultimate loss outstanding of $256 million is comprised of an estimate of actual and highly probable losses that have occurred, and have been reserved for, and future losses that have a possibility of occurring over the remaining policy period, and have not been reserved for. The carried loss reserves of $121 million as of December 31, 2004 is management’s best estimate based on known events that have occurred and have a high probability of occurring as of the balance sheet date, and as such management believes the reserve position to be sufficient. In addition, $89 million in unearned premium reserves are carried, which are booked as general loss reserves as earned. The ultimate loss outstanding of $256 million will depend on the performance of the underlying debt obligations and the company’s ability to pay claims. Actual losses may vary significantly from the modeled ultimate possible loss outstanding and could have a material adverse effect on the financial condition of the company. During 2005, five short term synthetic CDO transactions and three cash flow transactions were terminated. These terminations resulted in a reduction of outstanding exposure of $437 million.

Other similar commercial products written in prior years include residual value, Tuitiongard student loans, and truck-driving student loans. Residual value insurance guarantees the future value of commercial assets at the end of the lease terms. The commercial asset insured portfolio is scheduled to expire between 2005 to 2012 and is primarily collateralized by aircraft and industrial equipment. Debt service insurance guarantees timely payment of interest and principal on notes used to finance hotel and resort facilities. The Tuitiongard program provides coverage in case of default of private loans to students attending selected colleges and universities that meet certain eligibility criteria. In addition, credit risk insurance policies cover loans made to students in various post-secondary trade schools, primarily truck-driving schools. These credit risk insurance policies and the loans are the subject of litigation. See “Item 8—Financial Information—Legal Proceedings”.

Throughout 2004, following the September 2003 announcement of our renewal rights transactions, the U.S. has moved aggressively forward with our plan to stabilize our operation. Prior to this change in strategy, the U.S. operation exposed Group capital to a disproportionate amount of risk. While uncertainties remain regarding specific segments of the U.S. portfolio, implementation of the transition plan and ongoing evaluation of the U.S. business have confirmed the direction announced in September 2003. Our ultimate goal is to achieve operational stabilization through six critical drivers:

•	Claims management—meet our policyholder obligations and provide stewardship over our corporate assets

•	Expense management—ensure that our expense base is commensurate with our operational needs

•	Transition of resources and assets—manage the consolidation of our U.S. operations to a stabilized, cost effective, functionally aligned structure that can support continuing obligations

•	Legal—provide proper management and resolution of claims, corporate litigation and regulatory risk

•	Investment management—optimize our asset type and maturity mix so that expected liability outflows are matched with equivalent investment asset inflows

•	Reinsurance recoverables—maximize the cash available to our operations through aggressive reinsurance collections and cash management.

Back to Contents

Underlying these six critical drivers is a continued emphasis on process controls, robust risk assessment, and performance management initiatives, to ensure the governance structure of the stabilized operation can be supported.

The table below presents the distribution of our 2004, 2003 and 2002 property and casualty net premiums written and combined ratios by product group in the United States:

	Year Ended December 31,
	2004			2003			2002
	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Household	1	1.0%	—	109	10.0%	100.8	104	5.5%	90.5
Automobile	209	199.0	89.9	351	32.2	94.0	366	19.3	108.5

Total Personal	210	200.0	95.0	460	42.2	95.7	470	24.8	104.7

Commercial:
Multi-peril	(21)	(20.0)	—	157	14.4	130.1	222	11.7	141.0
Workers’ compensation	(76)	(72.4)	—	193	17.7	188.8	462	24.4	127.7
Property	(4)	(3.8)	—	70	6.4	83.9	323	17.1	95.0
Casualty	(5)	(4.8)	—	112	10.3	254.7	281	14.8	169.5
Automobile	1	1.0	—	98	9.0	104.5	137	7.2	105.4

Total Commercial	(105)	(100.0)	—	630	57.8	160.1	1,425	75.2	129.0

Total United States	105	100.0%	221.1	1,090	100.0%	140.5	1,895	100.0%	122.8

International

Overview

Outside the United Kingdom, Scandinavia and the United States, we have operations in a number of markets, which are grouped within the International segment. They include Canada, Ireland, Italy, our businesses in Asia and the Middle East and our Latin American and Caribbean operations. In Canada, we are a leading provider of property and casualty insurance products in both the commercial and personal insurance markets. We believe that our Canadian and Irish businesses have attractive market positions and long term development potential. We will choose market segments where we have a competitive advantage and actively manage the risk profile of each business with a focus on profitability and value maximization. The majority of our International businesses are currently producing an underwriting profit.

In March 2005, following the disposal of our Japanese business, we announced the merger of our Asia and Middle East regions to create a new enlarged region.

Our International region employs approximately 5,900 people.

Back to Contents

The table below presents the distribution of our 2004, 2003 and 2002 net premiums written and combined ratios by product group for International.

	Year Ended December 31,

	2004			2003			2002

	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Canada	372	30.6	97.0	374	29.5	100.9	348	21.7	114.6
Other Europe & Middle East	249	20.4	95.7	238	18.8	93.4	391	24.3	112.7
LAC	67	5.5	98.2	82	6.5	97.7	86	5.4	100.7
Asia	50	4.1	88.2	50	3.9	83.8	53	3.3	110.1

Total Personal	738	60.6	96.1	744	58.7	96.8	878	54.7	111.6

Commercial:
Canada	132	10.9	95.1	129	10.2	110.4	179	11.1	120.2
Other Europe & Middle East	200	16.4	98.3	213	16.8	97.4	328	20.4	113.4
LAC	100	8.2	92.9	125	9.8	89.7	146	9.1	93.2
Asia	47	3.9	110.8	57	4.5	113.6	75	4.7	123.8

Total Commercial	479	39.4	97.5	524	41.3	100.8	728	45.3	112.5

Total International	1,217	100.0	96.6	1,268	100.0	98.4	1,606	100.0	112.1

The table below presents our 2004, 2003 and 2002 property and casualty loss, expense and combined ratios within our region by line of business for International.

	Year Ended December 31,

	2004			2003			2002

	Loss Ratio	Expense Ratio	Combined Ratio	Loss Ratio	Expense Ratio	Combined Ratio	Loss Ratio	Expense Ratio	Combined Ratio
	%	%	%	%	%	%	%	%	%

Personal	67.4	28.7	96.1	69.5	27.3	96.8	80.8	30.8	111.6
Commercial	58.5	39.0	97.5	63.0	37.8	100.8	77.2	35.3	112.5
Total International	63.9	32.7	96.6	66.7	31.7	98.4	79.2	32.9	112.1

Canada

From a head office located in Toronto, Ontario, we write property and casualty insurance products in all ten provinces and the three territories that make up the Canadian market. We write both personal lines and commercial lines business with 67% of our premium volumes written through the independent broker channel which is the predominant distribution channel in Canada. We also write a significant and growing volume of our personal lines business on a direct basis through various sponsorship groups and an increasing number of captive agents. Our gross direct premiums written of £628 million represent a 4% share of the Canadian market. In 2003 we were the fifth largest insurance company measured by direct premiums written. Automobile is the dominant product in Canada and represents 56% of our total direct premiums written volume. Property and Liability premiums represent 27% and 6% respectively of our total premium volume while the specialty classes essentially represent the balance.

In personal lines, we market our products through four separate brands, each with its own targeted business focus. The Royal & SunAlliance brand utilizes brokers and third party administrators to distribute both traditional household and automobile products and specialty products to policyholders across most provinces and territories in Canada. Western Assurance also utilizes the broker channel to distribute traditional products in Ontario focusing on policyholders that possess preferred characteristics. The Johnson Corporation is our direct writer that writes personal lines business primarily through group sponsorships. It targets preferred occupation groups, the 50+ age group and rural areas in the markets of Atlantic Canada, Ontario, and more recently Alberta. We also write household and automobile products for groups through our intermediated Ascentus brand.

Back to Contents

In commercial lines we market the majority of our products under the Royal & SunAlliance brand to businesses across all of Canada through a network of independent brokers. We also distribute a variety of marine products through a subsidiary managing general agent, Coast Underwriters. We manage our products under the three broad segments of Small Business, Custom Risk and Specialty Risks. Our Small Business strategy is based on standardized products, disciplined pricing and underwriting, and efficient delivery. Our Custom Risk (mid-market) strategy is based on customized products, industry segmentation, superior underwriting capability and value-added delivery. Our Specialty Risk strategy is based on risk management expertise within selected specialties and highly skilled underwriting and pricing capabilities.

Other Europe & Middle East

Ireland: The profitability of the Irish market reached high levels in 2003 and 2004, however, insurance premiums have reduced sharply in both years due to a combination of structural changes to the market and to rating reductions. As a result it is expected that 2004 will represent the peak in market profitability and that 2005 will see increasing industry combined operating ratios. The market is highly consolidated, with the five largest market participants accounting for 69% of the gross premiums written in 2003. However the two main local insurers, who are sixth and seventh largest, have been growing strongly in recent years at the expense of the top five companies. Our Irish business is the fourth largest in the market with 2004 net premiums written of £230million and a 11% market share based on 2003 gross premiums written. Our strategy is to be successful in our preferred market segments by focusing on strategic business classes, reducing claims costs, operating in intermediated channels and providing differentiated services and/or product offerings to our preferred partners.

Italy: Royal & SunAlliance Assicurazioni is based in Genoa with regional offices in Milan, Rome, Padua and Turin. It underwrites property and casualty business only, with personal lines accounting for 60% of gross premiums written in 2004 and commercial lines accounting for 40%. Net premiums written in 2004 were £173 million.

Middle East: We have operations in Saudi Arabia, the UAE, Oman, Bahrain and Egypt which are managed out of our regional head office in Dubai. The majority of their business is commercial lines. These operations had net premiums written for 2004 of £38 million.

Latin America and the Caribbean

We currently write property and casualty business in nine countries in Latin America and the Caribbean, in Argentina, Brazil, Chile, Colombia, Mexico, the Netherlands Antilles, Aruba, Uruguay and Venezuela. We write the major lines of property and casualty business in Latin America, and in the Netherlands Antilles and Aruba in the Caribbean, primarily through brokers and agents. In 2004, our Latin America and Caribbean property and casualty business accounted for 13.7% of the International business’s net premiums written, with total property and casualty net premiums written of £167 million.

In Latin America and the Caribbean, we have intentionally reduced our exposure to catastrophe risks, particularly windstorm and earthquake. We have significantly reduced such exposures through a combination of strategic sales, increased reinsurance and cancellation of certain relationships. Prior to 2004, we disposed of our 20% shareholding in United Barbados, our 51% shareholding in Royal & Sun Alliance Insurance (Jamaica) Limited, our 75% shareholding in Royal & Sun Alliance (Eastern Caribbean) Limited, our 100% shareholding in Royal & Sun Alliance (Bahamas) Limited, our agency relationship with Freisenbruch Meyer Insurance Services in Bermuda, our 94.3% shareholding in Royal & Sun Alliance Insurance (Puerto Rico) Inc. and our agency relationship with the Falkland Islands Company. Finally, in February 2004, we further reduced our exposure to earthquake risks in South America when we announced the sale of our 64.9% shareholding in Royal & Sun Alliance Seguros Fenix in Peru. We write both personal and commercial lines in Latin America and the Caribbean, primarily property, automobile, marine, engineering and casualty insurance. In 2004, primarily as a result of the disposal of Royal & Sun Alliance Insurance (Puerto Rico) Inc. and Royal & Sun Alliance Seguros Fenix, our commercial lines business net premiums written reduced to £100 million, or 59.9% of our net premiums written in Latin America and the Caribbean and our personal lines accounted for £67 million, or 40.1%. We believe that the personal lines market in the region continues to offer good growth opportunities, particularly through corporate partnership relationships with banks and other financial institutions.

Back to Contents

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

We distribute both commercial and personal property and casualty products in Latin America and the Caribbean through the major international brokers, local agents and brokers and corporate partnerships, primarily through banks and other financial institutions. The vast majority of our commercial business in Latin America and the Caribbean is written through international brokers, as well as larger local intermediaries. Our personal lines business is principally transacted through brokers, agents and corporate partnerships but also on a direct basis in Argentina, which we established in 1998 as one of the first direct operations in Latin America.

In Latin America and the Caribbean, we compete with large international insurers and the larger local insurers, some of which are either partially or wholly state-owned. The Latin American markets are competitive, driven in part by the perceived potential for growth in the region by these regional and global players. In 2004, rates lowered as a consequence of the highly competitive nature of the markets in Latin America and the Caribbean, however our operations continued to only write business which they deemed to be profitable and declined business where the rates were too low.

Asia

We currently write property and casualty business in China, Hong Kong, Singapore, India and Malaysia through owned operations and equity investments. In April 2004, we disposed of our equity investment in the Philippines. In September 2004 we disposed of our business in Pakistan and, in February 2005, we disposed of our business in Japan. In June 2005 we agreed the sale of our equity investment in Royal & Sun Alliance (Insurance) Thailand.

Local regulations in some of these markets create significant barriers to entry for foreign firms, preventing majority foreign ownership and ensuring that local companies maintain substantial market share. In China, however, steps continue to be taken to open up the Chinese market following China’s entry into the World Trade Organization in 2001.

In 2004, commercial lines accounted for approximately 53% of our property and casualty gross premiums written in Asia and personal lines accounted for approximately 47%. In these markets, our commercial lines consist primarily of commercial property, casualty, engineering and marine insurance products while our personal lines consist largely of automobile and personal accident insurance. Our Asia property and casualty premiums were predominantly derived from brokers, agents and corporate partnerships. In Japan, we wrote personal accident insurance direct through corporate partnerships and with individual clients. Japan and Pakistan accounted for 53% of gross premiums written in 2004.

Competition remains strong in the Asia region among numerous local and international insurers. Most of our Asian markets are dominated by local insurers, as the availability of insurance licenses for foreign insurers is limited.

International—Life and asset accumulation business

We conduct limited life and asset accumulation business in Mexico and Colombia. We distribute our life and asset accumulation products through a combination of direct and agency sales forces as well as intermediaries including banks offering insurance to their customers.

In 2003, in keeping with our strategic focus on property and casualty business, we disposed of our Chilean life subsidiary, La Construcción, which represented 66.8% of our life and asset accumulation net premiums written in Latin America in 2003. In February 2004, we also announced the disposal of our life subsidiary in Peru which accounted for a further 5.4% of our life and asset accumulation business in Latin America in 2003. In April 2004, we disposed of our life subsidiary in Poland.

Back to Contents

Australia and New Zealand

In May 2003, our Australian and New Zealand property and casualty and life and asset accumulation businesses were disposed of by way of an initial public offering.

Back to Contents

WORLDWIDE ASSET MANAGEMENT

Overview

Investment policy for the Group’s insurance investments is established and controlled by our Group Corporate Centre and by local operational management. Day to day management of the individual investment portfolios is achieved either by the employment of external fund managers or by investment operations within the Group. Our insurance investment portfolios consist of our worldwide general insurance investment portfolios, which include the assets supporting our property and casualty liabilities as well as our shareholders’ funds. During 2004 we disposed of our U.K. and Scandinavian life and asset accumulation businesses leaving a minimal exposure to life and asset accumulation investment portfolios. As at December 31, 2004 remaining life investments, relating to our life operations in Mexico and Colombia, are included within our general insurance investment portfolios in the tables below.

The table below presents the estimated fair value of our assets as of December 31, 2004, 2003 and 2002.

	As of December 31,
	2004	2003	2002

	(£ in millions)
Total Investments:
Worldwide general insurance investment portfolios	15,395	14,008	13,822
Worldwide life insurance investment portfolios (1)	—	25,714	26,526
Unit-linked (separate account) assets	—	3,874	4,169

Total (2)	15,395	43,596	44,517

(1)	Includes shareholder fund investments attributable to our life and asset accumulation business of £372 million in 2003 and £348 million in 2002.
(2)
As at December 31, 2003 and December 31, 2002 these amounts differ from the total investments shown in our consolidated balance sheet as they include assets held to cover separate accounts liabilities. These amounts exclude interests in associated undertakings and deposits with ceding undertakings which are shown as investments in our consolidated balance sheet, but are not managed as part of our worldwide investment portfolios.

Within the United Kingdom, the Group’s investments are primarily managed by F&C Asset Management (“F&C”) under a 10 year contract that commenced during 2002. Although day to day fund management operations are undertaken by F&C, investment policy for these assets continues to be set by the Group and regular detailed reporting is covered by the management agreement.

In Scandinavia, the investment portfolios of Codan and Trygg-Hansa, are managed by Skandinavska Enskilda Banken under a separate agreement. Investment policy for these assets is also set by the Group and monitored accordingly.

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

Insurance Investments

Our results are in part dependent upon the quality and performance of our investment portfolios. As of December 31, 2004, the estimated fair value of our general insurance investment portfolios was £15,395 million. These amounts differ from the total investments shown in our consolidated balance sheet as they exclude interests in associated undertakings, and deposits with ceding undertakings which are shown as investments in our consolidated balance sheet, but are not managed as part of our worldwide investment portfolios.

Back to Contents

The table below presents our net investment results on our worldwide general insurance investment portfolios for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004	2003	2002

	(£ in millions)
Income from:
Fixed income securities	498	515	591
Shares and other variable yield securities and units in unit trusts	56	49	63
Other investments	107	99	111
Net realized gains and losses	31	482	362
Investment expenses	(146)	(127)	(146)

Net investment income	546	1,018	981

The table below presents our net investment results on our worldwide life insurance investment portfolios for the years ended December 31, 2004, 2003 and 2002. We disposed of our U.K. life and asset accumulation business in September 2004 and we disposed of our Scandinavian life and asset accumulation business in October 2004.

	Year Ended December 31,
	2004	2003	2002

	(£ in millions)
Income from:
Fixed income securities	795	1,047	1,020
Shares and other variable yield securities and units in unit trusts	152	220	277
Other investments	132	234	268
Net realized gains and losses	611	214	(105)
Investment expenses	(56)	(65)	(68)

Net investment income	1,634	1,650	1,392

Investment Strategy

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

Within these parameters our investment policy focuses on maximizing our total expected returns while managing the inherent volatility of the various types of our investments. In line with the target of controlling our investment volatilities, our exposure to equities was reduced substantially during 2001, 2002 and 2003.

Our Global Investment Strategy Team under the joint direction of our Chief Executive Officer and our Chief Financial Officer determines and manages the strategy of our general insurance investment portfolios, with a particular focus on setting the level of our exposure to the major asset classes. The Royal & SunAlliance Group Investments Team is responsible for the monitoring and implementation of global investment strategy on our worldwide general insurance funds. This role is undertaken within the overall risk framework established by the Board Risk Committee.

Back to Contents

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

Investment Portfolios

The table below presents the estimated fair value of our worldwide general insurance investment portfolios as of December 31, 2004, 2003 and 2002.

	As of December 31,
	2004		2003		2002
	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Fixed income securities	12,092	78.5%	10,797	77.1%	10,726	77.6%
Shares and other variable yield securities and units in unit trusts	1,597	10.4	1,724	12.3	1,555	11.2
Mortgage loans	—	—	62	0.4	118	0.9
Real estate	735	4.7	698	5.0	483	3.5
Other investments, including cash deposits	971	6.4	727	5.2	940	6.8

Total	15,395	100.0%	14,008	100.0%	13,822	100.0%

The table below presents the estimated fair value of our worldwide life insurance investment portfolios as of December 31, 2003 and 2002.

	As of December 31,
	2004		2003		2002
	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Fixed income securities	—	—	19,955	77.6%	19,152	72.2%
Shares and other variable yield securities and units in unit trusts	—	—	3,159	12.3	4,333	16.3
Mortgage loans	—	—	20	0.1	154	0.6
Real estate	—	—	2,420	9.4	2,492	9.4
Other investments, including cash deposits	—	—	160	0.6	395	1.5

Total	—	—	25,714	100.0%	26,526	100.0%

Fixed Income Securities

We hold fixed income securities in our general insurance investment portfolios with an emphasis on listed securities that are liquid and the duration of which provide an appropriate match against projected insurance liabilities.

The majority of our fixed income portfolio is rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2004, 98.5% of our fixed income portfolio was invested in investment-grade (BBB or better) securities and 63.3% of our fixed income portfolio was invested in AAA rated securities.

Back to Contents

The table below presents the scheduled maturities for our investments in fixed income securities for our worldwide general insurance investment portfolios as of December 31, 2004, 2003 and 2002.

	As of December 31,
	2004		2003		2002
	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Due in one year or less	2,757	22.8%	3,298	30.6%	2,159	20.1%
Due after one year through five years	6,103	50.5	5,123	47.4	4,740	44.2
Due after five years through 10 years	1,288	10.7	951	8.8	1,854	17.3
Due after 10 years through 20 years	983	8.1	774	7.2	1,069	10.0
Other	961	7.9	651	6.0	904	8.4

Total	12,092	100.0%	10,797	100.0%	10,726	100.0%

The table below presents the scheduled maturities for our investments in fixed income securities for our worldwide life insurance investment portfolios as of December 31, 2003 and 2002.

	As of December 31,
	2004		2003		2002
	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

Due in one year or less	—	—	384	1.9%	883	4.6%
Due after one year through five years	—	—	1,147	5.7	1,135	5.9
Due after five years through 10 years	—	—	4,204	21.1	3,894	20.4
Due after 10 years through 20 years	—	—	13,232	66.3	13,239	69.1
Other	—	—	988	5.0	1	—

Total	—	—	19,955	100.0%	19,152	100.0%

The table below presents the composition of our consolidated fixed income securities portfolio based on estimated fair value as of December 31, 2004, 2003 and 2002 by Standard & Poor’s investment rating.

	As of December 31,
	2004		2003		2002
	£ in millions	% of Total	£ in millions	% of Total	£ in millions	% of Total

AAA (1)	7,652	63.3%	21,166	68.8%	19,450	65.1%
AA	2,567	21.2	5,320	17.3	4,736	15.9
A	1,291	10.7	3,223	10.5	3,045	10.2
BBB	397	3.3	833	2.7	1,227	4.1
Less than BBB	28	0.2	92	0.3	62	0.2
Non-rated	157	1.3	118	0.4	1,358	4.5

Total	12,092	100.0%	30,752	100.0%	29,878	100.0%

(1)	Includes U.K. government guaranteed fixed income securities that are not rated.

Back to Contents

Shares and Other Variable Yield Securities and Units in Unit Trusts

Our exposure to shares and other variable yield securities and units in unit trusts primarily consists of equity investments although there is also a significant exposure to collective investment vehicles investing in equities, bonds and cash. As of December 31, 2004, our total exposure to collective investment vehicles accounted for approximately 32% of our total variable yield securities portfolio. Our equity security investments are concentrated in our investment portfolios in the United Kingdom. For our general insurance investment portfolios, we invest in equity securities to act as support for part of our shareholders’ funds and with the aim of achieving capital appreciation.

Approximately 78% of our equity investments by estimated fair value as of December 31, 2004 were listed on approved securities markets. Our major portfolios are diversified so as to provide a broad exposure across all sectors of individual stock markets with restrictions on the maximum investment in any one equity security or equity sector set by reference to local benchmarks and insurance regulations. In addition to these portfolios, we also hold a number of strategic equity investments in our general insurance investment portfolios, the largest of which as of December 31, 2004 was our investment in Rothschilds Continuation Holdings, which represented 7% of the fair value of our equity portfolios as of December 31, 2004. In June 2005 we announced the disposal of our holding in Rothschilds Continuation Holdings subject to regulatory approvals.

Real Estate

Real estate accounted for £735 million of the estimated fair value of our investment portfolios as of December 31, 2004, which includes £309 million of property used by our various operations. The majority of our real estate portfolio is located in the United Kingdom. As of December 31, 2004, the estimated fair value of our real estate portfolio in the United Kingdom was £413 million. Outside of the United Kingdom, our primary real estate investments are in Scandinavia. As of December 31, 2004, the estimated fair value of our real estate portfolio in Scandinavia was £244 million.

Other Investments, including Cash Deposits

The principal component of our other investments is cash held within our portfolios. We had £878 million in cash in our worldwide general insurance investment portfolios as of December 31, 2004. We hold cash either to meet known short term commitments or as an asset allocation decision in the relevant investment portfolio.

Back to Contents

PROPERTY AND CASUALTY RESERVES

General

We establish property and casualty loss reserves to account for the anticipated ultimate costs of all losses and related loss adjustment expenses (“LAE”) on losses that have already occurred. We establish reserves for reported losses and LAE, as well as for incurred but not yet reported (“IBNR”) losses and LAE. Loss reserve estimates are based on known facts and on interpretation of circumstances including our experience with similar cases and historical claims payment trends. We also consider the development of loss payment trends, levels of unpaid claims, judicial decisions and economic conditions.

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

Claims provisions relating to long term permanent disability claims in the United States and Scandinavia are included after reflecting interest expected to be earned. In addition, claims are similarly discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. In defining those claims with a long period from incident to claims settlement, those categories of claims where the average period of settlement is six years or more from the balance sheet date has been used as a guide. The total discount applied to these reserves was £721 million in 2004 and £662 million in 2003. The income statement impact of this discounting was a £156 million credit in 2004 and a £133 million credit in 2003. Other than with respect to the above reserves, we do not record reserves on a discounted basis.

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

In September 2003, we published the results of a review of our net loss reserves carried out by Tillinghast-Towers Perrin (“the Tillinghast Review”). This review found that our loss reserves at June 30, 2003 were within

Back to Contents

a reasonable range. However, as the loss reserves were below the Tillinghast best estimate and given the continued uncertainty in relation to asbestos and environmental claims and workers’ compensation claims, we increased our net loss reserves by £563 million.

During the fourth quarter 2004 we undertook a detailed review of reserves held by our U.S. business and, in line with others in the industry, identified the need to strengthen our U.S. loss reserves. We consequently strengthened these loss reserves by £160 million. Of the strengthening £95 million related to workers’ compensation business with the balance across a number of lines including specialty and core segments.

Because the establishment of loss reserves is an inherently uncertain process, there can be no assurance that ultimate losses and LAE will not exceed existing loss reserves. Actual losses and LAE may deviate, perhaps substantially, from estimates of reserves reflected in our consolidated financial statements.

We believe based on the information currently available to us that, overall, our loss reserves as of December 31, 2004 were appropriate.

Loss Reserve Development

The tables below present changes in the historical property and casualty reserves that we established in 1995 and subsequent accounting years. The top line of the tables shows the estimated reserves for unpaid losses and LAE set up as of each balance sheet date. Each amount in the top line represents the estimated amount of future payments to be made for losses and LAE for losses occurring in that year and in prior years. The upper (paid) portion of the tables presents the cumulative amounts paid through each subsequent year on those losses for which reserves were carried as of each balance sheet date. The lower (reserve re-estimated) portion of the tables shows the re-estimate of the initially recorded reserves as of each succeeding year end, ignoring claims paid, at the latest period end rate of exchange. The estimate changes as more information becomes known about the actual losses for which the initial reserves were set up and as the rate of exchange changes. The cumulative redundancy/(deficiency) line reflects the cumulative changes in estimate since the initial reserve was established. The cumulative redundancy/(deficiency) is equal to the initial reserve as restated for exchange less the liability re-estimated as of December 31, 2004.

Reserves for losses and LAE are an accumulation of the estimated amounts necessary to settle outstanding claims as of the date for which the reserve is stated. The following data is cumulative and therefore ending balances should not be added since the amount at the end of each calendar year includes activity for both the current and prior years.

As described in “Item 3—Key Information” we changed our accounting policy in 2001 and we now discount provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there is a particularly long period from occurrence to claims settlement and where there exists a suitable claims payment pattern. The impact of this change in accounting policy was that the claims provisions for asbestos and environmental claims were discounted for the first time in 2001. In 2001, the additional discount related to asbestos and environmental claims amounted to £296 million, with £176 million accounted for as a prior year adjustment. In 2002, the total discount related to asbestos and environmental claims amounted to £368 million. In 2003, the total discount related to asbestos and environmental claims amounted to £377 million. In 2004, the total discount related to asbestos and environmental claims amounted to £487 million. In the loss development tables presented in this document we have omitted the discount of the asbestos and environmental claims provisions, and hence the reserves shown in the tables differ from the reserves in the financial statements.

Back to Contents

CONSOLIDATED LOSS DEVELOPMENT—GROSS OF REINSURANCE
(U.K. GAAP BASIS (1))

	As of December 31,
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

	(£ in millions)
Initial net reserves for unpaid losses and LAE	9,805	9,305	9,388	9,391	10,834	10,992	11,229	11,066	10,831	10,731
Initial retroceded reserves	2,224	2,241	2,240	2,152	3,183	3,476	4,488	4,511	4,275	4,008

Initial gross reserves	12,029	11,546	11,628	11,543	14,017	14,468	15,717	15,577	15,106	14,739
Exchange adjustment (2)	(1,237)	(542)	(356)	(285)	(412)	(773)	(933)	(594)	(380)	—

As restated for exchange	10,792	11,004	11,272	11,258	13,605	13,695	14,784	14,983	14,726	14,739

Fair value adjustment to acquired loss reserves					130
Paid (cumulative) as of:
One year later	3,327	3,320	3,469	3,564	4,796	5,032	5,554	4,887	3,992
Two years later	5,156	5,125	5,303	5,562	7,653	8,328	8,726	7,225
Three years later	6,325	6,313	6,655	7,119	9,794	10,659	10,669
Four years later	7,146	7,251	7,702	8,197	11,379	12,062
Five years later	7,747	7,950	8,403	9,106	12,281
Six years later	8,265	8,462	9,085	9,594
Seven years later	8,679	8,920	9,456
Eight years later	8,981	9,198
Nine years later	9,222
Reserve re-estimated as of:
One year later	11,192	11,147	11,397	11,387	14,430	15,660	16,734	16,089	15,911 (3)
Two years later	11,069	10,871	11,080	11,617	15,354	16,477	17,400	17,134
Three years later	10,879	10,639	11,214	12,064	16,109	17,204	18,240
Four years later	10,626	10,739	11,513	12,365	16,562	17,898
Five years later	10,685	11,094	11,882	12,602	16,963
Six years later	11,025	11,423	11,971	12,864
Seven years later	11,299	11,494	12,278
Eight years later	11,343	11,805
Nine years later	11,626
Cumulative redundancy (deficiency)	(834)	(801)	(1,006)	(1,606)	(3,228)	(4,203)	(3,456)	(2,151)	(1,185)

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

(2)
The exchange adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on December 31, 2004 as per note 6 to our consolidated financial statements.

(3)	Includes an amount of £704 million in relation to reserves held by our U.S. business which were included in previous years on a net basis.

Back to Contents

CONSOLIDATED LOSS DEVELOPMENT—NET OF REINSURANCE
(U.K. GAAP BASIS (1))

	As of December 31,
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

	(£ in millions)
Initial net reserves for unpaid losses and LAE	9,805	9,305	9,388	9,391	10,834	10,992	11,229	11,066	10,831	10,731
Exchange adjustment (2)	(978)	(420)	(270)	(201)	(258)	(485)	(430)	(232)	(229)	—

As restated for exchange	8,827	8,885	9,118	9,190	10,576	10,507	10,799	10,834	10,602	10,731

Fair value adjustment to acquired loss reserves					130
Paid (cumulative) as of:
One year later	2,613	2,499	2,706	2,863	3,772	4,176	3,875	3,801	2,633
Two years later	3,852	3,905	4,133	4,588	5,934	6,474	6,263	5,380
Three years later	4,826	4,942	5,277	5,735	7,370	8,137	7,466
Four years later	5,744	5,652	6,108	6,562	8,417	9,006
Five years later	6,067	6,153	6,656	7,157	9,060
Six years later	6,414	6,536	7,073	7,501
Seven years later	6,713	6,842	7,355
Eight years later	6,951	7,055
Nine years later	7,132
Reserve re-estimated as of:
One year later	8,901	8,897	9,085	9,112	11,117	11,553	11,692	11,758	10,940
Two years later	8,692	8,709	8,780	9,193	11,605	11,830	12,408	11,929
Three years later	8,595	8,501	8,819	9,533	11,856	12,474	12,626
Four years later	8,379	8,527	9,121	9,642	12,294	12,752
Five years later	8,414	8,800	9,315	9,801	12,528
Six years later	8,699	8,974	9,308	10,077
Seven years later	8,824	8,977	9,608
Eight years later	8,832	9,279
Nine years later	9,144
Cumulative redundancy (deficiency)	(317)	(394)	(490)	(887)	(1,822)	(2,245)	(1,827)	(1,095)	(338)

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

(2)
The exchange adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on December 31, 2004 as per note 6 to our consolidated financial statements.

The adverse loss reserve development for 2004 was mainly due to reserve strengthening for asbestos in the United Kingdom following publication of revised estimates for future mesothelioma deaths and workers’ compensation in the United States following the fourth quarter 2004 detailed review. These increases in reserves, in particular the reserves for asbestos, have incident dates going back a number of years and so have impacted the cumulative redundancy/(deficiency) for all years shown in the table above. Of the £338 million 2003 cumulative deficiency reported, £148 million relates to U.K. asbestos reserves and arose from the adoption of the latest U.K. Health & Safety Executive data tables which indicated a higher incidence of claims, but over a longer period. Under our U.K. GAAP accounting policy we are required to discount these additional reserves.

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

Back to Contents

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

A substantial proportion of our property and casualty business, principally personal automobile and household, is short tail and therefore losses are reported and settled relatively quickly. By three years later over 60% of the total claims net of reinsurance initially reserved will generally expected to have been paid and by five years later the expected payment percentage is approximately 75%.

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

Other than for the issues discussed above, we have had no material reserve strengthening or releases, nor have we noted any exceptional trends in our claims development in the nine years preceding 2004.

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

CONSOLIDATED RECONCILIATION OF RESERVES FOR LOSSES AND LAE (U.K. GAAP BASIS)

	As of December 31,
	2002	2003	2004

	(£ in millions)
Net reserves for unpaid losses and LAE at beginning of year	11,229	11,066	10,831
Reinsurance recoveries/receivables for unpaid losses and LAE at beginning of year	4,488	4,511	4,275

Gross reserves for losses and LAE at beginning of year	15,717	15,577	15,106

Effect of changes in foreign exchange rates	(525)	(224)	(380)
Effect of claims portfolio transfer and acquisitions	(349)	(915)	(122)
Incurred related to:
Current year	7,574	6,773	4,867
Prior years	1,542	736	1,185

Total incurred losses and LAE	9,116	7,509	6,052

Paid related to:
Current year	2,828	1,954	1,925
Prior years	5,554	4,887	3,992

Total paid losses and LAE	8,382	6,841	5,917

Gross reserves for losses and LAE at end of year	15,577	15,106	14,739
Reinsurance recoverable	4,511	4,275	4,008

Net reserves for losses and LAE at end of year	11,066	10,831	10,731
Discount on net asbestos and environmental reserves	(368)	(377)	(487)

Net reserves for losses and LAE at end of year as presented in our consolidated financial statements	10,698	10,454	10,244

Total incurred as a percentage of gross reserves	58.0%	48.2%	40.1%
Current year incurred as a percentage of total incurred	83.1%	90.2%	80.4%
Prior years incurred as a percentage of total incurred	16.9%	9.8%	19.6%
Total paid as a percentage of net reserves	74.6%	61.8%	54.6%
Current year paid as a percentage of total paid	33.7%	28.6%	32.5%
Prior years paid as a percentage of total paid	66.3%	71.4%	67.5%

Included in the “effect of claims portfolio transfer and acquisitions” for 2004 are the adjustments arising from the disposal of our disability business in Denmark and our property and casualty operation in Peru.

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

Reserves for Asbestos and Environmental Losses

The tables below present the changes in the historical asbestos and environmental reserves established by us for 2002 and subsequent accounting years.

Back to Contents

ASBESTOS LOSS DEVELOPMENT TABLE—GROSS OF REINSURANCE (U.K. GAAP BASIS (1))
	As of December 31,
	2002	2003	2004

	(£ in millions)
Initial net reserves for unpaid losses and LAE	835.6	975.7	1,021.1
Initial retroceded reserves	156.0	253.4	326.6

Initial gross reserves	991.6	1,229.1	1,347.7
Exchange adjustment (2)	(84.6)	(48.8)	—

As restated for exchange	907.0	1,180.3	1,347.7
Paid (cumulative) as of:
One year later	87.8	73.8
Two years later	161.1
Reserve re-estimated as of:
One year later	1,319.5	1,421.4
Two years later	1,508.4
Cumulative redundancy/(deficiency)	(601.4)	(241.1)

ASBESTOS LOSS DEVELOPMENT TABLE—NET OF REINSURANCE (U.K. GAAP BASIS (1))
	As of December 31,
	2002	2003	2004

	(£ in millions)
Initial net reserves for unpaid losses and LAE	835.6	975.7	1,021.1
Exchange adjustment (2)	(65.0)	(33.2)	—

As restated for exchange	770.6	942.5	1,021.1
Paid (cumulative) as of:
One year later	80.5	72.2
Two years later	152.3
Reserve re-estimated as of:
One year later	1,058.7	1,093.3
Two years later	1,172.1
Cumulative redundancy/(deficiency)	(401.5)	(150.8)

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

(2)	The exchange adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on December 31, 2004.

Back to Contents

ENVIRONMENTAL LOSS DEVELOPMENT TABLE—GROSS OF REINSURANCE
(U.K. GAAP BASIS (1))

	As of December 31,
	2002	2003	2004

	(£ in millions)
Initial net reserves for unpaid losses and LAE	216.4	171.6	159.5
Initial retroceded reserves	54.4	52.1	54.2

Initial gross reserves	270.8	223.7	213.7
Exchange adjustment (2)	(19.8)	(11.7)	—

As restated for exchange	251.0	212.0	213.7
Paid (cumulative) as of:
One year later	16.6	12.9
Two years later	29.2
Reserve re-estimated as of:
One year later	238.4	223.4
Two years later	238.7
Cumulative redundancy/(deficiency)	12.3	(11.4)

ENVIRONMENTAL LOSS DEVELOPMENT TABLE—NET OF REINSURANCE
(U.K. GAAP BASIS (1))

	As of December 31,
	2002	2003	2004

	(£ in millions)
Initial net reserves for unpaid losses and LAE	216.4	171.6	159.5
Exchange adjustment (2)	(16.3)	(5.6)	—

As restated for exchange	200.1	166.0	159.5
Paid (cumulative) as of:
One year later	12.5	11.6
Two years later	23.8
Reserve re-estimated as of:
One year later	182.5	168.3
Two years later	180.2
Cumulative redundancy/(deficiency)	19.9	(2.3)

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

(2)	The exchange adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on December 31, 2004.

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

Back to Contents

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

The position in the United States is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos-related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non-aggregate premises or operation section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos.

Against this background and in common with the industry generally, the Group in the United States receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the U.S. easing its aggressive stance with litigation. We, therefore, expect that these

Back to Contents

notifications and approaches will continue to be received for some time to come. One such approach received during 2004 from General Motors Corporation is now the subject of litigation.

Total net outstanding A&E claims reserves at the end of 2004 amounted to £1,181 million. Net A&E reserves have increased from £1,147 million at the end of 2003, primarily as a result of the increase in asbestos reserves of £151 million before the effect of discounting following reports received from independent actuarial consulting firms offset by settlement of claims and exchange movements. The A&E reserves are mainly in the United Kingdom and the United States (approximately £1,137 million), and to a lesser extent in Canada (approximately £44 million). Amounts recoverable from reinsurers as of December 31, 2004 amounted to £381 million. Unrecoverable amounts, which are not included in the above figure, are not significant and have been fully provided for.

Reserves for environmental liabilities include provision for IBNR claims. The Group has provided for IBNR claims based on modeling performed by both internal experts and external consulting actuaries.

As with other claims reserves, A&E reserves are subject to regular internal review and updating. It is our practice to periodically subject reserves to independent actuarial review and in 1996 following a comprehensive review by an independent actuarial consulting firm, A&E reserves in the United States were strengthened by £117 million and in the United Kingdom by £25 million. Our A&E reserves in the United States were reviewed by independent actuaries in 1999 and our overall level of claims reserves were in the range indicated by the actuaries. Asbestos reserves on inbound reinsurance business in the United Kingdom were reviewed by consulting actuaries in 1999. Resulting from this and other reviews, we released gross reserves of £40 million. The net impact of this release after reinsurance was £6 million. The asbestos reserves were reviewed by independent actuaries in 2001 and, before the impact of discounting the reserves, increased by £200 million in the United Kingdom and by £171 million in the United States. Reviews carried out on asbestos reserves on behalf of the Group during 2002 confirmed that the existing provisions were within the range of reasonable actuarial estimates. They were, however, towards the lower end of that range. In light of this, reserves were strengthened by £101 million before the effect of discounting in the United Kingdom and by £106 million before the effect of discounting in the United States. Asbestos reserves were also strengthened in Australia. U.S. asbestos reserves were further strengthened by £80 million before the effect of discounting following publication of the Tillinghast Report in 2003. United Kingdom asbestos reserves were increased by £179 million before the effect of discounting to move the reserves further up the range of possible outcomes. In 2004 asbestos reserves in the United Kingdom were strengthened by £148 million before the effect of discounting, following publication of revised estimates for future mesothelioma deaths.

In May 2004 we reached agreement in principle with the Administrators of Turner & Newall (“T&N”), an asbestos products manufacturer in administration. This agreement makes available a sum of money towards compensating workers exposed to asbestos by T&N during the years covered by the policies. This should conclude our involvement in any asbestos liabilities of the T&N companies.

Over the past few years, our U.S. operation has been aggressively pursuing A&E claims settlements. This process has involved, where possible, legally enforceable settlement agreements to limit our liabilities. In 2000 the environmental claim payments include the settlement of one large claim for £20 million and in 2001 include one large claim payment of £14 million.

Both the U.S. Senate and the U.S. House of Representatives are considering a bill called the Fairness in Asbestos Injury Resolution Act of 2005. This Bill would establish a privately financed trust fund to pay people with asbestos-related diseases and an Asbestos Reserves Commission would determine the trust fund payment obligations of insurers. Judicial review would be available in the federal courts, which would remove asbestos claims from the state tort litigation system for the duration of the fund.

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

Back to Contents

The draft Bill proposes that the U.S. Department of Labor would administer a no fault trust fund. They will seek to compensate only those individuals who fall sick. Those who may have been exposed to asbestos but show no signs of illness would not benefit from the trust unless they become sick.

Passage of the Bill, in its current or amended form, is far from certain. There are concerns that once the Fund is exhausted claimants would have the right to return to the tort system. The return would be confined to the Federal Court using the same medical conditions as the fund, which are different to the categories applied in the traditional tort system.

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

In establishing prices, each of our businesses has access to extensive customer data from its own records and access to appropriate market data. All of our underwriters have specific licenses that set clear parameters for the business they can underwrite, based on the experience of the individual underwriter. Additionally we have a centrally managed forum looking at group underwriting issues reviewing and agreeing underwriting direction and setting policy and directives where appropriate. The Group has a Portfolio Review Process to provide better control of the Group’s diverse insurance portfolios around the world. The process demands a twice-yearly review of each portfolio. “Oversight” forums, comprised of business and underwriting leaders, provide wider business and risk perspectives.

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

•	consider aggregation of risk across regions;

•	maintain and develop the Group risk management framework; and

•	monitor and report on the Group’s approach to managing risks.

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

Back to Contents

Our largest ever cumulative loss from a single event came from the attack on the World Trade Center on September 11, 2001. Our estimated pre-tax losses as of December 31, 2004 after reinsurance (covering both costs of claims and the resulting costs of maintaining our reinsurance coverage in force) are £280 million.

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

We share expertise within the Group on catastrophe modeling through our Worldwide Reinsurance Practice Group which also provides us with an overview of our company-wide catastrophe exposures and reinsurance adequacy. We consider a reinsurance program to be “adequate” only if it covers at least 199 out of 200 possible events by loss size. We refer to this as the “1 in 200 year expected maximum loss”. Since 1999, we have set our total retention for a single catastrophic event based on geographic location. Estimated maximum claims costs, after reinsurance but before tax relief, for a single natural peril event for 2005 are:

•	£70 million for an event affecting both the United Kingdom and other countries in Europe;

•	£30 million for an event that affects both Canada and the United States; and

•	£12 million for an event occurring other than in the locations above.

Our subsidiaries are responsible for buying reinsurance to protect their results against catastrophes and for determining their own retentions. Within our Group Corporate Centre, we review the operations’ proposed catastrophe purchases to check that they at least meet the Group’s “1 in 200 year” standard. We also check whether the total Group exposures are within the limits set out above and consistent with our required risk-based capital.

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

These include dynamic financial analysis models endorsed by the Group to assess the risk and reward effects of different reinsurance structures and prices.

We cede to reinsurers a portion of our risks and pay premiums based upon the risk and exposure of the policies subject to such reinsurance. Reinsurance recoveries are subject to collectability in all cases and to aggregate loss limits in certain cases. Although the reinsurer is liable to us to the extent of the reinsurance ceded, we remain primarily liable as the direct insurer on all risks reinsured. To limit the risk that the reinsurer is unable to pay us in full we hold collateral, including escrow funds and letters of credit, under certain reinsurance agreements. We monitor the financial condition of reinsurers on an ongoing basis, and review our reinsurance arrangements regularly to ensure that our total counterparty exposure to individual reinsurance groups is within the limits set by the Board Risk Committee and to limits set by the Financial Services Authority for U.K. domiciled reinsurers.

In selecting the reinsurers with whom we do business:

•
Our strategy is to seek reinsurers with the best combination of credit rating, price and capacity. We publish internally a list of authorized reinsurers who pass our security review process and which our operations may use for new transactions.

•
We review the financial security of each of our reinsurers including the work of rating agencies and specialist advice from other sources, such as the counterparty risk assessment units of our reinsurance brokers.

•
As part of this review work, we look at the public ratings of our reinsurers to ensure that we operate within the risk appetite for reinsurance credit risk set by our Board, through the Board Risk Committee. Reinsurers that have a Financial Strength Rating of less than “A-” with Standard & Poor’s, or a comparable rating with A.M. Best, are removed from our authorized list unless our own review discovers exceptional circumstances in favor of the reinsurer. Further, if a rating agency reduces a reinsurer’s rating, we carry out our own review of that reinsurer to see whether it should remain on our list of authorized reinsurers.

•	Our Board, through the Board Risk Committee, sets targets for the credit profile of reinsurers on our treaty purchases.

•
We limit the credit risk exposure to individual captive reinsurers, with whom we deal as part of our commercial lines business, by analysis of their finances and controlling our maximum exposure to each captive each time we renew the insurance contract.

During 2004, over 99% of our property and casualty treaty cessions by premium were to reinsurers that had a Standard & Poor’s financial strength rating of at least “A–” or better, or equivalent from A.M. Best, as at the start date of the contract. Most of our property and casualty operations have new treaties at January 1, 2005. For these new treaties over 99% of the estimated 2004 premiums have been placed with reinsurers that have a Standard & Poor’s financial strength rating of “A–” or better (or equivalent rating from A.M. Best).

A quota share reinsurance agreement with Munich Re Group first took effect from January 1, 2002. The treaty originally reinsured 10% and as renewed in 2003 reinsured 15% of the Group’s property and casualty business written in the United Kingdom, United States, Denmark, Canada and Ireland with some exclusions. As

Back to Contents

renewed in 2004 the treaty reinsured 8% of the Group’s property and casualty business written in the United Kingdom, Denmark, Canada and Ireland with some exclusions. The treaty operates on an accident year basis and consequently the Group received from Munich Re Group in January 2005, their share of the closing unearned premium reserve as a portfolio transfer amounting to £154 million. The Group has not renewed the agreement in 2005.

The table below sets forth the rating assigned by Standard & Poor’s to our primary property and casualty treaty reinsurers and the amounts ceded to them on our 2004 treaties. This type of reinsurance requires the reinsurer to assume insurance risk, on a predetermined basis, for all of the contracts underwritten by us that are covered by the treaty. For each reinsurance group, the table shows the rating category of each reinsurance group as of May 31, 2005 together with the rating category of that reinsurance group as of January 1, 2004.

Reinsurance Group	2004 Ceded Treaty Premiums £ in millions	S&P Rating at May 31, 2005	S&P Rating at January 1, 2004

Munich Re Group	583.7	A+	A+
Lloyd’s of London	59.2	A	A
Renaissance Re Holdings (1)	54.7	(1)	(1)
HDI Group	50.0	AA-	AA-
Swiss Re Group	39.5	AA	AA
Partner Re Group	19.4	AA-	AA-
Berkshire Hathaway Inc. (2)	17.4	AAA	AAA
Axis Specialty	10.6	A	A
ACE Limited	10.5	A+	A+
Aspen Holdings Corporation	9.9	A	A

(1)	Total premiums reported under Renaissance Re Holdings can be analyzed as follows:
•	Premiums of £36.4 million ceded to Renaissance Re which has an S&P rating of “AA–” at May 31, 2005 and had a rating of “A+” at January 1, 2004.
•	Premiums of £14.3 million ceded to “A” rated company Da Vinci Re.
•	Premiums of £4.0 million ceded to “AA” rated company Top Layer Re.
(2)	The total for Berkshire Hathaway Inc. combines premiums for “AAA” rated companies National Indemnity and General Re, which are companies within the Berkshire Hathaway Group.

Our property and casualty facultative placements, other than those with captive reinsurers of our major retail clients, are substantially with the same reinsurers as shown above. Facultative placements, or risks under facultative treaties, reinsure all or part of a single policy determined on a contract-by-contract basis. Our operations report premiums ceded by reinsurer on a quarterly basis so that we have a groupwide picture of the total new credit risk we incur by reinsurer.

We monitor the amounts due to and from each of our major reinsurers. As of December 31, 2004 we had material total recoverables from each of the following reinsurance groups:

•	Munich Re Group: £1,090 million;

•	Swiss Re Group: £482 million;

•	Lloyd’s of London: £239 million;

•	GE Insurance Solutions (subsidiary of General Electric Company): £237 million; and

•	Berkshire Hathaway Inc.: £201 million.

Back to Contents

All of the groups above carry at least an “A+” financial strength rating from Standard & Poor’s, with the exception of Lloyd’s of London and GE Insurance Solutions that have an “A” (“good”) rating.

We monitor changes in the financial security of reinsurers to see whether their ability to pay recoverables in full is doubtful. Where we believe a reinsurer’s ability to pay in full is doubtful, our Group Corporate Centre sets guidelines for provisioning for uncollectible reinsurance. These guidelines apply to all operations. Group Corporate Centre analyzes local provisions versus our guidelines. As of December 31, 2004, total provisions for uncollectible reinsurance, for reinsurers where Group Corporate Centre requires operations to set up a provision, were £72 million compared with £57 million as of December 31, 2003.

Certain of our subsidiaries are members of government-mandated pools in various parts of the world. As of December 31, 2004 the largest pool (by premium volume) was Pool Re operated by the U.K. government to provide terrorism cover. Total premiums paid by our U.K. operations to Pool Re in 2004 were approximately £47.5 million.

Back to Contents

REGULATION

General

Our insurance business is subject to varying degrees of regulation in the jurisdictions in which we transact business. In addition, EU directives have a significant impact on the regulation of the insurance industry in the EU as such directives are implemented through legislation adopted within each member state.

The 1992 EU insurance directives on direct life insurance and direct insurance other than life insurance were implemented in the United Kingdom and certain other jurisdictions through legislation, which became effective in July 1994. These directives are based on the “home country control” principle according to which the ongoing regulation of insurance companies, including their non-home insurance operations (whether direct or through branches) is the responsibility of the insurance regulatory authority of the home country, being the country in which the insurance company has its head office. The home country insurance regulatory authority monitors compliance with applicable regulations, the solvency of the insurer and its actuarial liabilities and the supporting assets. As a result of the implementation of these directives, most insurance companies that have been licensed to conduct insurance business in one jurisdiction of the EU may do business directly or through branches in all other jurisdictions of the EU without being subject to licensing requirements under the laws of the additional jurisdictions. Selling activities of non-home insurance operations, however, are regulated by the regulatory authorities in the country in which the sale of the insurance product takes place.

Set forth below is a description of the principal regulations to which we and our principal insurance subsidiaries are subject.

United Kingdom

General

As a U.K. based insurance group, our primary regulator is the U.K. Financial Services Authority (the “FSA”). The FSA is empowered by the Financial Services and Markets Act 2000 (the “Act”) under which the FSA has four statutory objectives:

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

•
Securing the right degree of protection for consumers. Vetting at entry aims to allow only those firms and individuals satisfying the necessary criteria (described below) to engage in a regulated activity. Once authorized, firms and individuals are expected to maintain particular standards set by the FSA. The FSA monitors how firms and individuals are meeting these standards. Where serious problems arise they investigate and, if appropriate, discipline or prosecute those responsible for conducting financial business outside of the rules.

•	Contributing to reduce financial crime. The FSA focuses on three main types of financial crime: money laundering; fraud and dishonesty; and criminal market misconduct such as insider dealing.

The FSA’s approach to regulation and the standards it requires firms to maintain are set out in the FSA Handbook of Rules and Guidance. The Act and Handbook are also used to implement the requirements contained in a number of EU directives relating to financial services, so that the legislative environment in the United Kingdom is similar to that in any other European Economic Area (“EEA”) member states.

Authorization

All insurers operating in the United Kingdom (including non-U.K. concerns wishing to establish and operate an insurance subsidiary within the U.K.) must be authorized by the FSA, which grants authorizations after consideration of the applicant’s ability to meet a set of “threshold conditions”. These are the minimum conditions that must be satisfied (both at authorization and on an ongoing basis) in order for a firm to gain

Back to Contents

permission to undertake regulated activities in the United Kingdom. The threshold conditions relate to matters such as the legal form of the proposed undertaking, the ability of the firm to undertake the proposed business with integrity and competence, and the adequacy of its financial resources. When deciding whether or not to grant permission to undertake a regulated activity, the FSA may impose limitations, for example on the types of insurance business that may be undertaken. The FSA must also grant approval to changes in the ownership of firms where the shareholding exceeds certain thresholds prescribed in the Act and various notification requirements also exist in relation to shareholdings.

The High Level Standards for firms and individuals

The first part of the FSA Handbook of Rules and Guidance sets out the High Level Standards with which the FSA expects firms and their directors and senior managers to comply. The High Level Standards have four main elements:

•
The Principles for Businesses (“PRIN”) – these 11 principles encapsulate the fundamental obligations of firms regulated by the FSA. They include the need to act with integrity, to conduct business with due skill, care and diligence, the need to organize and control a firm’s affairs effectively with adequate risk management systems, the need to maintain adequate capital, the need to treat customers fairly, and the need to be open and honest in dealings with regulators.

•
Senior management arrangements, systems and controls (“SYSC”) – this section of the Handbook aims to encourage senior managers and directors to take appropriate practical responsibility for the firm’s affairs. It provides elaboration on the Principles for Businesses relating to organization and control, and also aims to encourage firms to vest responsibility for effective and responsible organization in specific directors and senior managers. SYSC was amended in 2004 to include guidance on operational risk systems and controls.

•
The Approved Persons regime – a fundamental tenet of the FSA’s regulatory approach is to place personal responsibility on a company’s directors and senior managers to take practical responsibility for the management and control of the company’s affairs. In particular, individual directors and senior managers who carry out a specific “controlled function” (for example Board directors, Chief Executive, and those responsible for key functions such as finance, risk management, internal audit, compliance and significant business units) are known as “Approved Persons”. FSA approval must be obtained before an individual is appointed to a controlled function and, once appointed, an Approved Person must comply with a set of “Statements of Principle for Approved Persons” which largely mirror the Principles for Businesses applicable to firms. A Code of Practice for Approved Persons provides guidance to assist Approved Persons in determining whether their conduct complies with the Statements of Principle.

•
Fitness and Propriety – the FSA will only approve an individual to undertake a controlled function if that individual is assessed as ‘fit and proper’. In particular, the FSA must be satisfied as to the person’s honesty, integrity and reputation, competence and capability for the role, and financial soundness.

Risk-Based supervision

The FSA employs a risk-based approach to its supervision of firms. A key tool is the firm risk assessment framework. Each firm is the subject of a risk assessment by the FSA, known as “Arrow”. The results are used to determine the potential risk posed by a firm to the FSA’s statutory objectives and consequently, the nature and intensity of supervision of that firm. At the conclusion of the assessment, a risk mitigation program (“RMP”) is prepared by the FSA and firms are required to address the actions set out in the RMP within timeframes set by the FSA. We were the subject of a formal risk assessment in 2003 and an RMP was sent to the Chairman of the Board in August 2003. With very minor exceptions, the actions required by the RMP have now been completed. The second risk assessment is currently underway. This review will take place in parallel with a review by the FSA of the Group’s Individual Capital Assessment (“ICA”). Further explanation of the FSA’s capital adequacy regime is provided below.

Back to Contents

Powers and sanctions

The FSA has wide ranging powers, which include the authority to investigate a company’s affairs at any time and to determine whether it is in financial or other trading difficulties and/or an individual is a fit and proper person to control or manage an insurance company. The FSA also has wide powers of enforcement, including the ability to sanction companies and individuals, most notably powers to impose fines and to prevent individuals from continuing to work in the industry. The FSA is currently conducting a review of its enforcement process and has invited comment from the industry.

Financial returns

All U.K. authorized insurance companies must submit to the FSA annual returns, together with audited annual financial statements. There is also a requirement to report the annual solvency position of the insurance company’s ultimate parent. The FSA uses the annual return to monitor the solvency (ability to meet current and future obligations (such as claims payments to policyholders)) of an insurance company. For general (property and casualty) business, the return is also used to assess retrospectively the adequacy of the company’s claims provisions. For a long term (life) insurance company, the FSA is also concerned that the company is able to meet policyholders’ reasonable expectations of return. For long term (life) business, the appointed actuary must sign a certificate as to whether admissible assets are sufficient to cover the long term (life) business liabilities. The directors of an insurance company are required to sign a certificate, which includes a statement as to whether the company has maintained the required minimum margin of solvency throughout the year. The directors must also certify that the company has completed its return to the FSA properly in accordance with the FSA’s instructions and that the directors are satisfied that the company has complied in all material respects with the requirements set out in SYSC, PRIN and the provisions of the Interim Prudential Sourcebook and the Integrated Prudential Sourcebook (“PRU”) for insurers.

Solvency

U.K. minimum regulatory solvency requirements (“RMM”) are currently set in accordance with relevant EU legislation. The required solvency margin and the guarantee fund minimum are calculated using the Euro British pound exchange rate on October 31, each year. The October 31, 2004 Euro rate was £0.69565. For general (property and casualty) insurance, which accounts for the most of our business, the margin required is generally the larger of (a) 18% of the first 50,000,000 Euro plus 16% of the remainder of the higher of gross written and gross earned premiums (each increased by 50% for general insurance business falling within a liability category) in the year reduced by the ratio of gross reinsurance recoveries to gross claims incurred during the past three years (maximum reduction 50%), (b) 26% of the first 35,000,000 Euro of average gross claims incurred (increased by 50% for general insurance business falling within a liability category) for the past three years plus 23% of the remainder reduced by a reinsurance factor as under the premium basis, (c) last year’s margin reduced by a ratio of claims outstanding at the end of the prior financial year to claims outstanding at the beginning of the prior financial year and (d) a fixed amount, referred to as the minimum guarantee fund, ranging from 150,000 Euro to 3,000,000 Euro depending on the class of business and type of firm. The FSA requires that adequate reserves be maintained for each class of business underwritten both in respect of reported claims and IBNR claims. The FSA has issued rules that require that the investments held by an insurer to cover its insurance liabilities are of suitable quality, duration and liquidity, are sufficiently diversified and of adequate term and of denomination by currency. To complement these requirements, there are asset admissibility rules for determining acceptable types and concentrations of asset that can be used to match liabilities when calculating the solvency of the company.

In addition, the EU Insurance Groups Directive of 1998 (“IGD”), as amended by the Financial Conglomerates Directive of 2002, requires insurers which are members of groups to calculate the solvency margin of their ultimate parent undertaking. This calculation takes into account the surplus assets of the ultimate parent undertaking’s related direct insurers, reinsurers, other regulated entities and intermediate holding companies as well as other net assets. The IGD as amended has been implemented in the United Kingdom through PRU with effect from December 31, 2004. Under PRU, the parent undertaking solvency margin calculation will become a minimum capital requirement for the Group from December 31, 2006.

Back to Contents

PRU also contains new criteria under which an insurance company’s / group’s subordinated debt may qualify as capital. The Group has needed to change a number of technical details to its existing subordinated debt issues in order to ensure that it meets the new criteria. In June 2004, the holders of our subordinated Eurobonds agreed to amend the terms of the bonds making them eligible to qualify as regulatory capital. Overall, the rule changes mean that the management of an insurance group’s balance sheet will become similar to that of a banking group. In particular, there is a wider range of types of capital that insurance companies can utilize, including various forms of debt that are able to be treated as capital.

Regulatory Changes

The regulatory environment for insurance companies operating in the United Kingdom continues to undergo significant change, in particular in respect of solvency requirements, requirements to ensure the adequacy of systems and controls and risk management arrangements, and, with effect from January 14, 2005, the introduction of a statutory regime over the selling and administration of general insurance.

The EU Solvency I Directives of 2002 have also been implemented in the United Kingdom through PRU, for financial years beginning on or after January 1, 2004. The main impact the Solvency I Non-life Directive has had on the Group is the requirement for firms that discount their technical provisions for outstanding claims to reduce their available margin of solvency by a corresponding amount. The Group had successfully applied for a waiver, valued at £400 million, relating to the ability to continue to discount very long dated general insurance claims liabilities, although this expired on September 30, 2004, and the Group has not considered it necessary to apply for an extension. However, this said we believe that it is appropriate to discount long dated general insurance liabilities. This approach is consistent with the longer term direction of the regulatory requirements as well as International Financial Reporting Standards and the principles of fair value. Other changes introduced under the EU Solvency I Directive were to increase our solvency requirements through higher requirements for liability business and an increase in individual company minimum margins.

The FSA has indicated that Solvency I is a transitional arrangement and they want to adopt a more risk sensitive solvency regime for general insurance. In 2003 the FSA issued Consultation Paper CP190, which consulted on principles for determining the Enhanced Capital Requirement (“ECR”) for a general insurer. PRU now sets out the final rules for calculating the ECR. The FSA requires all general insurers, with the exception of certain, mostly small, insurers not covered by the EU Directives, to calculate an ECR although for the time being this is only calculated to provide the FSA with additional information on the insurance company’s solvency position. The ECR is based on the principle of there being a capital charge for the various types of risk that an insurer faces, such as underwriting, adverse claims development and credit risk. The ECR sets out capital charge percentages for particular lines of insurance business and for particular assets and liabilities. The impact on Royal & Sun Alliance Insurance plc, the Group’s principal regulated entity, would be an ECR of £1,600 million. This is significantly higher than the existing U.K. minimum solvency requirements as described above and is more akin to the levels established by rating agencies and full risk-based capital calculations. At December 31, 2004 Royal & Sun Alliance Insurance plc comfortably exceeded the ECR with a surplus of some £600 million, after adjusting for the impact of the transition to new accounting policies in line with the transition to International Financial Reporting Standards.

The Group has significantly reduced its exposure to the life insurance sector following the disposal of the U.K. and Scandinavia life operations in 2004, which increased the group’s regulatory Solvency I position by £800 million.

PRU also introduced an additional requirement for companies to make their own Individual Capital Assessment (“ICA”) that is more specifically related to the risk profile of the particular company. The new FSA rules require a U.K. insurer to assess its own capital requirement based upon its circumstances and risk appetite and this is to be reviewed by the FSA. If the FSA considers the ICA to be insufficient it is empowered to issue Individual Capital Guidance (“ICG”), which requires the firm to maintain a larger capital buffer.

The Group has adopted a dynamic financial analysis model, which incorporates statistical distributions for our insurance, market and credit risk. This modeling has been supplemented by a number of other techniques in order to assess operational risk and to incorporate stress and scenario tests to fully assess its capital requirement. The results provide the Group with an indication of how much capital is needed in order to prevent insolvency based on a stochastic probability of ruin.

Back to Contents

On September 30, 2004, the Group presented a paper to the FSA setting out its first draft ICA and outlining its plans for the full implementation of its own internal capital model. The Group then refined the first draft ICA calculation and provided the FSA with an updated version in June 2005. The FSA will conduct a review of the revised ICA in conjunction with its consideration of the results of its second Arrow risk assessment.

Statutory regulation of general insurance

The new regime governing the selling and administration of general insurance results from the U.K. implementation of two European Directives, namely the Distance Marketing Directive (“DMD”) and Insurance Mediation Directive (“IMD”). The new regime replaced the previous self-regulating arrangements established by the General Insurance Standards Council.

The DMD requires EU Member States to implement a framework of rules and guidance in order to protect consumers by:

•	setting minimum standards for information that must be provided to consumers before entering into a financial services contract by “distance means”; and

•	for certain products and services, giving a cooling-off period, which for general insurance is 14 days, in which a consumer may, without penalty, cancel such a contract.

The IMD requires EU Member States to establish a legislative framework to:

•	ensure that insurance and reinsurance intermediaries have been registered on the basis of a minimum set of professional and financial requirements;

•	ensure that registered intermediaries will be able to operate in other Member States by availing themselves of the freedom to provide services or by establishing a branch; and

•
impose minimum requirements, with certain limitations, as regards the content of the information which the insurance intermediaries must make available to their potential customers, and the arrangements for its provision.

In the U.K., Rules and Guidance implementing the DMD and IMD are set out in the Insurance Conduct of Business (“ICOB”) section of the FSA Handbook. The FSA has established a framework which requires insurers as well as intermediaries to be authorized where they are engaged in Insurance Mediation activity, which in connection with contracts of insurance, includes advising, dealing as agent, arranging and making arrangements.

Prudential reforms

As noted above, the PRU came into effect from December 31, 2004 and is now incorporated into the FSA Handbook. PRU sets out rules and guidance relating to risk management arrangements, systems and controls and capital adequacy. It includes reporting requirements such as the ECR calculation, and explains the FSA’s requirements in relation to the ICA. A major preparation program, the Capital and Risk Management Transformation Program ran throughout 2004. That program has now concluded. During 2005 the focus will be on further developing and embedding economic capital modeling capability, including the Group’s approach to complying with the FSA’s ICA requirements.

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

Consumer Complaints and Compensation

Since December 1, 2001 insurance companies have been under regulation by the FSA for all customer complaint handling and thus under the Compulsory Jurisdiction of the Financial Ombudsman Service (“FOS”). There is a published Memorandum of Understanding between the FSA and the FOS supporting each other’s objectives. The FOS provides a free, simple, informed and accessible alternative to the courts. It covers similar

Back to Contents

kinds of dispute to previous voluntary schemes including, for example, complaints about misselling, unsuitable advice, unfair treatment, maladministration, misleading advertising, delay and poor service in relation to products or services provided by financial services firms. The FOS complies with the criteria of Ombudsman schemes set out by the British and Irish Ombudsman Association which are, independence from the industry, accessibility for complainants, fairness in its decision making and public accountability.

The Financial Services Compensation Scheme (“FSCS”) is a safety net for customers of authorized financial services firms. It covers business conducted by firms regulated by the FSA and is funded by levies on authorized firms. European firms (authorized by their home state regulator) that operate in the United Kingdom may also be covered.

The FSCS can pay compensation if an authorized firm is unable, or likely to be unable, to pay claims against it. In general this is when a firm is insolvent or has gone out of business. The Scheme covers deposits, insurance and investments. A levy of £150 million, representing 0.66% of income, was made on general insurers in 2001/2 due to the collapse of Independent Insurance plc and Chester Street Insurance Holdings Limited. Insurance business can be subject to a levy each year up to 0.8% of net premiums written.

There has been established also for some years a Motor Insurers’ Bureau (“MIB”), scheme, which imposes a levy on all companies underwriting automobile business. The MIB levies are used to compensate victims of uninsured and untraced drivers. The levy is made annually and will in part depend upon the total amount that the MIB needs to raise to finance compensation during the year. The levy is calculated by reference to gross premiums written in the United Kingdom.

Training and Competence

The FSA has imposed strict requirements with respect to training and competence of those involved in the selling and administration of certain financial services. The detailed requirements of the FSA’s Training and Competence sourcebook do not apply to non-advised selling of general insurance but firms such as Royal & Sun Alliance are expected to comply with a series of Training and Competence Commitments relating to the ongoing competence and appropriate supervision of employees.

New Regulatory Developments

The FSA Insurance Sector Briefing published in April 2005 comments on the extent of reforms, both prudential and conduct of business. The report notes that since 2001 “the operating environment for the insurance industry has undergone nothing short of a seismic shift”. These reforms are not yet complete. Current areas of focus include:

•
The need to develop integrated regulatory reporting – various public inquiries into insurance industry failures have resulted in criticism of the FSA’s paper-based and reactive regulatory reporting regime. Changes to this regime are proposed including the need for more timely and relevant information which can be submitted in electronic form.

•
Continued focus on FSA Principle for Businesses 6 on treating customers fairly (“TCF”). The FSA has conducted a number of themed reviews of companies’ TCF practices and is in an ongoing dialogue with the industry about the potential for further improvements in the treatment of customers. The FSA’s aim is to ensure that customers’ interests are at the heart of companies’ processes and practices.

•	The FSA’s Financial Promotions team now has a remit to review promotions by general insurers and has indicated that it will be doing so.

•
The FSA is actively participating in work initiated by the European Commission towards the development of a new risk-based capital framework for insurers, Solvency II. The Commission has asked the Committee of European Insurance and Occupational Pensions Supervisors (“CEIOPS”) for advice on the proposed content of the framework Directive. The current aim of the Commission is to release a framework Directive by mid-2006 but full implementation of Solvency II is not expected to take place until some years later.

Back to Contents

•
In addition, in December 2004, the FSA expressed concern at the time taken by the U.K. insurance industry, and in particular the London insurance market, to issue policy documents in order to provide both customer and insurer with contract certainty, meaning clarity for customers regarding coverage and for insurers regarding potential exposures. The FSA challenged the U.K. insurance market to achieve its own solution to this issue by December 2006 or risk the FSA imposing a regulatory solution to achieve “contract certainty”. We are taking an active role in efforts to formulate a market solution, including through the role of the Chief Executive of the Group’s U.K. businesses as the Chairman of the Non Subscription Market Group established to review the current situation and identify solutions. In addition, our U.K. insurance businesses are working to improve internal practices to ensure prompt issuance of policies in those areas where there is currently less contract certainty.

United States

General State Supervision

In the United States, our U.S. subsidiaries are authorized to transact the business of insurance in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam. Following the restructuring of our U.S. operations we now only operate in a few of these states. As licensed insurance companies, our U.S. subsidiaries are subject to considerable regulation and supervision by state insurance administrators. The extent of regulation varies but generally has its source in statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state. Among other things, state insurance commissioners regulate insurer solvency standards, insurer and agent licensing, authorized investments, premium rates, restrictions on the size of risks that may be insured under a single policy, loss and expense reserves and provisions for unearned premiums, and deposits of securities for the benefit of policyholders. The states’ regulatory schemes also extend to policy form approval and market conduct regulation, including the use of credit information in underwriting and other underwriting and claims practices. In addition, many states have enacted variations of competitive rate making laws, which allow insurers to set premium rates for certain classes of insurance without obtaining the prior approval of the state insurance department. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of companies and other matters.

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

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by certain insureds caused by the insolvency of other insurers. Depending upon state law, insurers can be assessed an amount that is generally equal to between 1% and 2% of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. Assessments are generally recoverable through premium rates, premium tax credits or policy surcharges. Guaranty fund assessments incurred by our U.S. subsidiaries amounted to approximately $5 million in 2004 compared to $15 million in 2003. Significant increases in assessments could limit the ability of our U.S. subsidiaries to recover such assessments through tax credits. In addition, there have been legislative efforts to limit or repeal the tax offset provisions; these efforts, to date, have been generally unsuccessful. These assessments are likely to increase in the future because of the number and scope of insolvencies of insurance companies. While it is difficult to predict the impact of the property/casualty guaranty associations on the industry and the Company, it will involve eventual assessment of all property/casualty companies in some proportion to their premium writings in the respective states. Our insurance subsidiaries are also required to participate in various involuntary assigned risk pools, principally involving workers’ compensation and automobile insurance, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage in the voluntary market. Participation in these pools in most states is generally in proportion to voluntary writings of related lines of business in that state.

Back to Contents

Risk-Based Capital

In order to enhance the regulation of insurer solvency, a Risk-Based Capital, or RBC, formula and model were adopted by the National Association of Insurance Commissioners, or NAIC. RBC is designed to assess minimum capital requirements and raise the level of protection that statutory surplus provides for policyholder obligations. The RBC formula for property and casualty insurance companies measures four major areas of risk: (i) underwriting, which encompasses the risk of adverse loss developments and inadequate pricing; (ii) declines in asset values arising from credit risk; (iii) declines in asset values arising from investment risks; and (iv) off-balance sheet risk arising from adverse experience from non-controlled assets, guarantees for affiliates or other contingent liabilities and reserve and premium growth. Pursuant to the applicable law, insurers having less statutory surplus than that required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

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

At December 31, 2004, all but three U.S. property and casualty insurance subsidiaries had exceeded RBC minimum requirements, following capital contributions and capital support transactions between the U.S. subsidiaries and the U.K. parent company. Three companies whose RBC levels are within the “Company Action Level” are Royal Indemnity Company, Security Insurance Company of Hartford and The Sea Insurance Company of America. An RBC plan was filed on March 9, 2005 to address actions that the U.S. plans to take to bring RBC ratios above Company Action Level by December 31, 2005. The RBC plan has since been approved by the domiciliary states. The RBC requirements continue to be monitored and modeled each quarter to ensure requirements are met.

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

Based on statutory filings for the year ended December 31, 2004, several of the individual insurance companies within our U.S. operations generated ratios outside the usual range for four or more of the IRIS ratios. Different factors contributed to these ratios, in particular the loss reserve strengthening actions taken during 2003 and 2004, lower interest rates due to current market conditions, and reductions in premium volumes due to sales

Back to Contents

of renewal rights and cancellations or non-renewals due to ratings downgrades. We expect to receive inquiries from the NAIC and state insurance departments regarding those companies, and believe that our explanation will be accepted as satisfactory by the NAIC.

In 2003, our operations in the United States were conducted through 25 U.S. based insurance companies. In 2004, through a series of mergers and other transactions, the US fleet of insurance companies was reduced to 10 companies, 5 of which operate in a reinsurance intercompany or pooling arrangement. Two of the remaining companies are under contract for sale, with completion of the sale expected in 2005 following receipt of regulatory approval. In addition, two companies are subject to be removed from the pooling arrangement in order to facilitate the proposed sale of the nonstandard automobile operation and further simplify the U.S. pooling structure.

Change of Control

Many state insurance laws intended primarily for the protection of policyholders require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. “Control” is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, many state insurance laws contain provisions that require advance notification to the insurance commissioner of a change in control of a non-domestic admitted insurance company in that state. Generally the states in which the insurer maintains a non-domestic license give significant regulatory deference to the company’s state of domicile regarding a change in control. While these states could, under their own regulatory authority, exert greater scrutiny over a change in control of a non-domestic admitted insurance company, in practice they rarely do. Any future transactions that would constitute a change in control of our U.S. subsidiaries would generally require prior approval by the insurance departments of the insurance subsidiaries’ states of domicile or commercial domicile and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions.

Federal Initiatives

Although, with limited exceptions, the U.S. federal government does not directly regulate the business of insurance, federal initiatives often have an impact on the insurance industry. Legislation has been introduced in Congress during the past several sessions that, if enacted, would result in substantially greater federal regulation of the insurance business. Current and proposed federal measures that may affect the property and casualty industry may include: possible changes to the tax laws governing property and casualty insurance companies, natural and man made disaster protection, tort reform, and a mechanism for dealing with injuries and losses occasioned through exposure to asbestos. Also, a Class Action Fairness Act of 2005 was recently signed into law. The new law addresses several matters, but its key provisions call for the expansion of federal court jurisdiction over certain interstate class actions. While it is too early to determine what, if any, impact this law will have upon the industry, it is clear that the federal government deemed that reform in this area was necessary.

In 2002, the U.S. Federal government enacted the Terrorism Risk Insurance Act of 2002 (“TRIA”) that established a temporary federal program which requires insurers to offer coverage in commercial property and casualty policies for losses resulting from certain acts of terrorism. In order for a loss to be covered under TRIA, the loss must be the result of an event that is certified as an act of terrorism by the U.S. Secretary of Treasury. Certified Acts of Terrorism are those actions committed by a foreign interest within the U.S. or to a U.S. flagged vessel or aircraft, and resulting in insurance industry losses of $5 million or more. TRIA excludes domestic terrorism. Pursuant to TRIA, the Federal government will reimburse insurers for 90% of covered losses after an insurer’s losses exceed a premium-based deductible, up to an annual aggregate for the Federal government and the insurance industry of $100 billion. If an act of terrorism results in losses exceeding the $100 billion annual limit, insurers with losses exceeding their deductibles will not be responsible for additional losses. The deductible is 7% for 2003, 10% for 2004, and 15% for 2005. In each case, the deductible percentage is applied to the insurer’s direct earned premiums from the prior calendar year. The Company’s applicable direct earned premium in 2004 was approximately $893 million, bringing the deductible under this Federal reinsurance program to an estimated $134 million for 2005.

Back to Contents

TRIA has required insurers to make available terrorism coverage in all of their covered commercial property and casualty insurance policies at rates chosen by the insurers on policies in force and all policies renewed or newly offered thereafter. Policyholders may accept or decline coverage at the offered rate. These exclusions remained in place with regard to domestic terrorism. Insurance companies were required under TRIA to notify in force commercial policyholders by February 24, 2003 that coverage is now provided and the cost for that coverage. The Company has complied with those requirements. Per the provisions of TRIA, the temporary Federal reinsurance program terminates at the end of 2005. While Congress is considering several concepts that would, if enacted, result in an extension of this program, none have yet passed.

Other Markets

Our insurance operations are also subject to regulation in the other markets in which we operate, including Canada, Denmark and Sweden.

Canada

The insurance market in Canada is regulated federally by the Office of the Superintendent of Financial Institutions (“OSFI”), which reviews insurance companies for financial soundness and scope of business operations. OSFI derives its powers from, and is responsible for, administering the federal Insurance Companies Act (Canada) (the “ICAC”), which sets out the rules for the structure and operation of federally incorporated insurance companies and the Office of the Superintendent of Financial Institutions Act (the “OSFI Act”). In addition, federally regulated insurance companies are regulated by the Financial Consumer Agency of Canada, which derives its powers from the Financial Consumer Agency of Canada Act whose mandate is to enforce federal laws that protect consumers in their dealings with financial institutions. The insurance market is also regulated provincially by ten separate provincial and three territorial governments as to the licensing of companies, agents, adjusters, and brokers, policy wordings, forms, and policyholder rights. In Canada, we are authorized to engage in insurance activities in all ten provinces and three territories.

Insurance companies in Canada provide information to OSFI on an ongoing basis. Such information includes both corporate and financial information such as copies of the annual report, signed and audited annual financial statements, annual financial returns, and various monthly, quarterly and annual financial information. OSFI’s continuing supervision includes analysis of this information and regular examinations of insurance companies. In 1999 OSFI implemented a risk-based supervisory methodology for assessing financial institutions referred to as the Supervisory Framework. As such, the individual characteristics of a financial institution such as size, scope, complexity, and risk profile of an institution are taken into account. In applying this framework, OSFI assesses the net risk of an institution by assessing the manner in which inherent risks are mitigated by the quality of risk management for each significant activity of the institution. Inherent risks include credit, market, liquidity, insurance, operational, legal and regulatory, and strategic risk. In assessing the quality of risk management, OSFI will rate operational management, financial analysis, compliance, internal audit, risk management, senior management and Board oversight. In determining an institution’s overall rating, OSFI also looks at earnings performance and adequacy of capital. OSFI assesses each of these areas and makes recommendations to the company with respect to any situations that may need improvement. Failure to maintain minimum capital levels may result in a directive to increase or take some other action to rectify any capital deficiency.

The capital position and requirements of Canadian insurance companies are monitored under the Minimum Capital Test (“MCT”) which was introduced in 2003 replacing the Minimum Asset Test (“MAT”) which applied until the end of 2002. The intent of the change was to establish a more risk-based framework under which the capital requirement for individual companies was based on their individual risk profile. The expectation is that the new risk-based capital requirements will be reasonably neutral in terms of the level of capital required for the industry in aggregate.

The ICAC imposes a number of requirements on a company’s Appointed Actuary to report to the company’s board of directors and to file regular reports with OSFI. In addition, in May 2000 OSFI mandated that all insurers have a Legislative Compliance Management System (“LCMS”), which is a system requiring evidence of compliance with the ICAC. OSFI has published a revised Legislative Compliance Management Guideline (“LCM Guideline”) which was effective commencing in March 2003. The LCM Guideline requires a compliance regime to be set up for compliance with the governing legislation and other legislation which would include all other material legislation applicable to the operations of the company.

Back to Contents

OSFI’s Corporate Governance Guideline, issued in January 2003, sets out its expectations of the board of directors, senior management, the risk management framework, internal controls, and independent oversight in respect of corporate governance and the factors OSFI considers in assessing the quality of governance of the institution.

The federal government passed legislation for the protection of personal information. Compliance by insurance companies was required by January 1, 2004. The Provinces of Alberta and British Columbia also passed substantially similar legislation for compliance by January 1, 2004, while companies operating in the Province of Quebec have had personal information protection legislation in force since 1994.

Scandinavia

Denmark

Insurance companies in Denmark are subject to regulation under the Financial Business Act (“FBA”). Pursuant to the FBA, the Danish Financial Supervisory Authority (“DFSA”), has authority to grant regulatory permission to provide insurance for one or more of the classes recognized by the EU directives on non-life (property and casualty) and life insurance. Insurance companies are entitled to engage in insurance and closely related businesses only. Non-life (property and casualty) and life insurance operations must be organized in independent legal entities.

Insurance operations report their annual accounts to the DFSA. They also annually submit to the DFSA a detailed financial report and key figures statement for their insurance operations. In addition, the external and internal auditors’ long form audit reports relating to the annual accounts must be filed with the DFSA. The detailed financial report and key figures statement allows the DFSA to check the business on a class-by-class basis and review the continuity of the business and the adequacy of actuarially calculated reserves. The DFSA is also entitled to ask for any additional information from the board, management, internal auditors and external auditors. Every three to four years, the DFSA conducts a thorough on-site inspection of an insurance company and its business. The DFSA may review other issues such as IT-security, reinsurance adequacy and valuation of assets at any time between the general inspections.

The FBA and DFSA also regulate how funds are to be invested to minimize risks to the company’s policyholders. Assets corresponding to insurance reserves are registered as available exclusively to cover those obligations.

Acquisitions of more than 10% of the shares of an insurance company, and the passing of additional 10% intervals, must be reported to, and are subject to the DFSA’s approval. This approval is based on the filing of a statutory information questionnaire to allow the DFSA to determine that the shareholder is acceptable. Also, new directors and executive managers must present an information questionnaire and their criminal record certificate to allow the DFSA to determine that they are fit and proper persons to be involved in running the business.

Sweden

The regulations and legislation in Sweden are similar to those described above for Denmark.

Back to Contents

ORGANIZATIONAL STRUCTURE

The following chart shows in simplified form our corporate structure:

The table below presents our significant subsidiaries as of May 31, 2005. Except as otherwise indicated, we own 100% of the ownership and voting interests in such subsidiaries.

Principal activity

United Kingdom	Royal Insurance Holdings plc	Holding company
	Royal & Sun Alliance Insurance plc	General insurance
	British Aviation Insurance Company Ltd (57.1%)	General insurance
	The Globe Insurance Company Ltd	General insurance
	The London Assurance	General insurance
	The Marine Insurance Company Ltd	General insurance
	Royal International Insurance Holdings Ltd	General insurance
	Royal & Sun Alliance Reinsurance Ltd	General insurance
	Sun Alliance and London Insurance plc	General insurance
	Sun Insurance Office Ltd	General insurance
Argentina	Royal & Sun Alliance Seguros (Argentina) SA	General insurance
Brazil	Royal & Sun Alliance Seguros (Brasil) SA	General insurance
Canada	Roins Financial Services Ltd	Holding company
	Compagnie d’Assurance du Quebec (99.8%)	General insurance
	The Johnson Corporation	General insurance
	Royal & Sun Alliance Insurance Company of Canada	General insurance
	Western Assurance Company	General insurance
Chile	Royal & SunAlliance Seguros (Chile) SA (97.5%)	General insurance
Colombia	Royal & Sun Alliance Seguros (Colombia) SA (86.3%)	General insurance
Denmark	Codan A/S (71.7%)	Holding company
	Codan Forsikring A/S (71.7%)	General insurance
Guernsey	Insurance Corporation of Channel Islands Ltd	General insurance
Hong Kong	Royal & Sun Alliance Insurance (Hong Kong) Ltd	General insurance
Isle of Man	Tower Insurance Company Ltd	General insurance
Mexico	Royal & Sun Alliance Seguros (Mexico) SA	General insurance
Netherlands Antilles	Royal & Sun Alliance Insurance (Antilles) NV (51.0%)	General insurance
Saudi Arabia	Royal & Sun Alliance Insurance (Middle East) Limited E.C. (50.01%)	General insurance
Singapore	Royal & Sun Alliance Insurance (Singapore) Ltd	General insurance
Sweden	Trygg-Hansa Försäkrings AB, Publikt (71.7%)	General insurance

Back to Contents

Principal activity

United States of America	Royal & Sun Alliance USA, Inc	Holding company
	Royal Indemnity Company	General insurance
	Guaranty National Insurance Company	General insurance
	Viking Insurance Company of Wisconsin	General insurance
Uruguay	Royal & Sun Alliance Seguros (Uruguay) SA	General insurance
Venezuela	Royal & Sun Alliance Seguros (Venezuela) SA (99.0%)	General insurance

DESCRIPTION OF PROPERTY

Our international headquarters is located at 30 Fenchurch Street, London, England. We also have the following regional headquarters:

•	Our U.K. business has its headquarters in London, Liverpool and Horsham, England;

•	Our Scandinavia business has its headquarters in Copenhagen, Denmark;

•	Our U.S. business has its headquarters in Charlotte, North Carolina; and

•
Our International business has its headquarters in London, England. In addition, the International business has regional offices in Charlotte, North Carolina for the Latin America and the Caribbean business and Dubai for operations in Asia and the Middle East. There are also major offices in Toronto, Canada and Dublin, Ireland.

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

Overview

We are a multinational insurer operating in approximately 30 countries and covering risks in over 130 countries. We offer a broad range of property and casualty insurance products. We also provide support services for our global operations, including risk and claims management and loss control services.

To assist us in evaluating our current businesses and strategic opportunities, we introduced a risk-based capital assessment model in 1998 as our core measure of financial performance. This approach allows us to measure better the relative profitability of our component businesses and to set clear performance targets across our operations, better identifying those operations that we should expand and those that we should review or contract. In addition to evaluating the overall direction of our business, our risk-based capital model also enables us to make specific underwriting and investment management decisions based on returns on capital. Currently we are developing a more sophisticated risk-based assessment of capital requirements which will supersede the original model.

One feature of this approach that provides particular benefit to the worldwide Group is the advantage that is gained through having a diversified risk portfolio. The diversification of risk that arises from having operations in approximately 30 countries and writing both personal and commercial lines is that less capital should be required to support these risks than if they were all concentrated in a limited number of territories or classes of business. We believe that as a consequence of diversification, we can achieve better returns on risk-based capital. See “— Internal Capital Management Methodology”.

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

The various equity markets around the world can produce highly volatile and significantly varied results. In 2002 and 2001 stock markets were volatile with significant falls registered. In those years there was also a

Back to Contents

substantial decline in interest rates and bond market yields. In contrast 2003 and 2004 saw a recovery in equity market levels. The volatility of the investment markets impacts our investment performance. The impact of interest rates and equity market fluctuations may be reduced through the diversification of our investment portfolio, principally developed as a result of the geographic spread of our insurance businesses and the corresponding strategy of matching assets and liabilities to the extent possible by currency and maturity.

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

During 2003 there was evidence of some capital capacity returning to the insurance industry and this continued throughout 2004. As a consequence reinsurance prices weakened slightly, especially for property reinsurances.

Property and casualty pricing conditions and the occurrence of natural and other disasters

The property and casualty insurance industry historically has been cyclical, characterized by periods of price competition due to excessive underwriting capacity as well as periods where shortages of underwriting capacity have permitted higher price levels. The property and casualty insurance industry is highly competitive in the areas of price, service, product offerings, agent relationships and, in the case of personal lines property and casualty business, method of distribution. In addition, an increasing level of commercial risk is now covered by large deductibles, risk purchasing groups, risk-retention groups and captive companies (in-house self-insurance programs). Partially offsetting the negative impact on pricing, the low inflation rates of recent years have had a favorable impact on claims costs and the development of loss reserves.

In the late 1990’s, the property and casualty insurance market experienced depressed returns due to unfavorable pricing conditions. Beginning in 2000, in the commercial lines market, we saw price increases for most classes of business in the United Kingdom, the United States and Australia. During 2001 and 2002, we saw significant price increases in the majority of our commercial lines of business. In personal lines we have seen a reduction in the rate of increase for a number of classes, such as U.K. personal automobile, as premium rates reached an appropriate level. During 2003 we also began to see a leveling off in the rate of commercial lines price increases. This trend has continued in 2004 with rates for many lines of business plateauing.

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

Back to Contents

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

Consolidation

Consolidation among the world’s insurers largely ceased in 2001 due to a combination of adverse investment market conditions and the capital constraints following the World Trade Center terrorist attack. We expect it to resume over time. Consolidation occurs for many reasons, including:

•	achieving market expansion;

•	increasing revenues and achieving critical mass;

•	diversifying lines of business;

•	expanding distribution channels; and

•	securing cost and other operational synergies.

Resumption of this consolidation trend will continue to increase pressures on companies to reduce costs and increase brand recognition. In addition, new competitors have entered the market, such as banks and retailers selling personal lines, primarily automobile and household insurance and investment and savings vehicles.

Regulatory environment

Our insurance business is subject to detailed regulation in all the jurisdictions in which we do business. Regulation includes compliance with applicable laws covering training competencies, selling practices, operating and reporting requirements, monitoring of solvency and reserves and asset valuation.

The U.K. regulatory environment has been the subject of significant change over the last few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU directives but is also the response of the regulators to the challenging market conditions that have prevailed. In particular, the following developments, which are referred to elsewhere in this annual report, are relevant:

•
The new Integrated Prudential Sourcebook for Insurers, which came into force on December 31, 2004, requires a general insurance company to calculate an Enhanced Capital Requirement (“ECR”) although for the time being this will remain a target level of capital as opposed to a regulatory minimum. The ECR is based on the principle of there being a capital charge for the various types of risk that an insurer faces, such as underwriting, adverse claims development and credit risk. The ECR sets out capital charge percentages for particular lines of insurance business and for particular assets and liabilities. The FSA have commented that there is a possibility that this may be introduced as a regulatory minimum target in the future, particularly if the European Union’s long- term project to revise solvency requirements of insurers is delayed; and

•
The United Kingdom has implemented the EU Solvency I Directives for financial years beginning on or after January 1, 2004. Among other changes, under the Solvency I Non-life Directive, firms that discount their technical provisions for outstanding claims, as the Group does, have had to reduce their available margin of solvency by a corresponding amount. We successfully applied for a waiver in 2004 valued at £400 million, relating to the ability to continue our present practice of discounting very long dated general insurance claims liabilities which expired on September 30, 2004. We have not considered it necessary to apply for an extension of the waiver given the strengthened position of our capital base. We believe however that it is appropriate to discount very long dated insurance claims liabilities and that this is consistent with the longer term direction of the regulatory requirements, as well as IFRS and the principles of fair value.

The Group maintains a close dialogue with the FSA to gain as good an understanding as possible of the likely developments and, wherever possible, maximize the time available to plan for them.

Back to Contents

For a further discussion of these U.K. regulatory changes see “Item 4—Information on the Company—Regulation”.

The U.K. insurance market is currently subject to a number of law reforms which impact claim costs, including:

•
A sharp focus upon the level of legal costs that are being recovered by attorneys representing successful parties in personal injury actions. Legal costs, which are predominantly borne by the losing party in the United Kingdom, have continued to rise sharply following the introduction of Conditional Fee Agreements in 2000. While the main driver of such increases has related to the attorney’s ability to recover success fees from unsuccessful parties, another has related to the emergence of claims management companies who act as intermediaries in the process driving the cost upwards. Test litigation in the Courts has continued in relation to the activities of claims management companies, but perhaps more significantly the Government has stepped up activity to control in a more structured way the activities of attorneys, intermediaries, and the legal costs inherent in the civil justice system including:

•	Announcing its intention to formally regulate the activities of claims management companies.

•	Reporting upon a series of recommendations following a review of the regulatory framework for legal services in England & Wales, the Clementi Report published in November 2004; and

•	Accepting in principle a number of recommendations made to them concerning the control of an emerging compensation culture in the United Kingdom and improving existing processes for genuine claimants.

In addition to the above set of proposals, the Government extended the regime of predictable success fee originally introduced for motor claims in 2003, into the employers liability arena in October 2004. It has also announced plans to extend this scheme to include public liability claims by 2006. The result of this activity has increased stability in the ultimate costs associated with personal injury actions.

The mortality assumptions underpinning the Ogden Tables, which are actuarial tables used to calculate the capital value of future losses flowing from personal injury claims, were updated in November 2004 in light of more recent data sourced from the Government Actuary’s Department. The data generally indicated that people are living for longer, and while the prescribed discount rate of 2.5% remained undisturbed in 2004, a revised edition of the Ogden Tables has led to an increase in the cost of personal injury claims involving ongoing future losses. It is understood that the Government is currently considering whether to reduce the discount rate, the effect of which would be a further retrospective and prospective increase in the cost of higher value injury claims.

Legislation is in place which will impact the insurance market during 2005 to 2006 including:

•
The Health & Social Care Act 2003 will extend recovery of National Health Service charges from motor to all remaining liability classes, with the exception of stand alone long tail occupational disease claims. While implementation was originally scheduled for November 1, 2004, the Government expressed concerns regarding the fragility of the employers liability insurance market and has postponed implementation to a date no later than October 2006; and

•
The Courts Act 2003, containing provisions permitting the Courts to impose periodical payments in place of lump sum settlements in any personal injury case involving future losses, such as ongoing cost of care. While implementation was originally scheduled to take place in 2004, legislative slippage has occurred, and the relevant provisions did not come into effect until April 1, 2005.

Exchange Rate Fluctuations

We publish our consolidated financial statements in British pounds. A large portion of our consolidated revenues and expenses are denominated in currencies other than the British pound, primarily the U.S. dollar,

Back to Contents

Canadian dollar and Danish kroner. Fluctuations in the exchange rates used to translate these currencies into British pounds have had, and can be expected in the future to have, an impact on our reported results from year to year. We seek to mitigate this impact by investing in assets denominated in the same currencies and maturities as our corresponding insurance liabilities.

In preparing our consolidated financial statements, we use year-end exchange rates to translate balance sheet and profit and loss account items not denominated in British pounds. See note 6 to our consolidated financial statements for the rates of exchange into British pounds used in translating amounts in our consolidated financial statements.

Internal Capital Management Methodology

The capital requirements of an insurance company are determined by its exposure to risk and the solvency criteria established by management and statutory requirements. For a discussion of regulatory solvency, see “Item 4—Information on the Company—Regulation”. As indicated in “Item 4—Information on the Company—Regulation” we are currently developing a new risk-based capital framework which will replace the existing methodology. However, the risk-based approach described below was utilized throughout 2004 for:

•	determining our internal capital requirements;

•	setting return targets for our regional operations; and

•	establishing incentive plans for management.

Our risk-based capital model is designed to produce different capital requirements depending on the policies applied to the business, particularly investment and reinsurance policies. In employing our risk-based capital model, we use our present reinsurance and investment policies. For property and casualty business our policy from 1998 to 2001 was to invest 100% of capital and 5% of insurance technical reserves in equity securities, with the remaining 95% of insurance technical reserves invested in fixed income securities after funding working capital. Towards the end of 2001, we implemented a program of reducing the level of risk in our insurance businesses so as to reduce our risk-based capital target from the previous level of 47% of net premiums written to a new target of 40%. Much of the reduction came from a reduction of risk in the investment portfolio where we considerably reduced our exposure to equities.

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

In previous years, in respect of the Group’s life insurance activities, the capital requirement has been set equal to the actual capital invested in the life operations less an element of the invested capital that has been deemed available to meet general insurance requirements.

The total actual available capital on a U.K. GAAP basis, after deducting goodwill including goodwill in claims acquired and after adding back the equalization provisions, was £4,145 million as of December 31, 2004. The actual capital includes £1,051 million of dated loan capital.

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

The capital position of the Group remains a primary focus and in both 2003 and 2004 a number of actions were initiated to improve the capital position as follows:

Back to Contents

•	raising of £444 million of subordinated debt, of which £146 million was utilized to pay existing subordinated debt which did not qualify as regulatory capital;

•	successful launch of a rights issue, raising £960 million, net of expenses; and

•	release of capital from disposal of life operations including the sale of our U.K. and Scandinavian life and asset accumulation businesses.

To improve our capital position further, during 2004, we entered into an 8% quota share reinsurance program with Munich Re Group which covered the majority of our property and casualty business written in the United Kingdom, Denmark, Ireland and Canada. Under this arrangement, Munich Re Group assumed 8% of our losses and expenses associated with reported and unreported losses in exchange for 8% of the policy premiums. The amount of written premiums ceded in 2004 was £328 million. We have not renewed the contract in 2005.

At December 31, 2004 the risk-based capital surplus on a U.K. GAAP basis was £1,903 million.

Our post-tax nominal return on equity for 2004 was a negative 6.5%. The annual average post-tax nominal return is calculated after adding back all dividends and capital movements such as the issuance or redemption of our share capital and providing in full for deferred tax liabilities on unrealized gains. The return is expressed as a percentage of our shareholders’ funds at the beginning of the period.

Longer Term Investment Return

The SORP published in December 1998 and updated in November 2003 introduced major changes in insurance accounting particularly in respect of investments. The SORP requires all investment capital gains and losses on assets backing property and casualty business and shareholder funds to be reflected in the consolidated profit and loss account. To avoid the distortions of short term market value movements, the SORP also recommends that U.K. insurers present a calculation of operating result including an allocated investment return which we refer to as longer term investment return. We use this method as the basis on which we monitor the performance of our business segments.

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

Back to Contents

See “—Consolidated Results of Operations” for a detailed analysis of the items and amounts comprising the differences between Group operating result (based on longer term investment return) and profit on ordinary activities before tax.

A consequence of this approach is that the property and casualty Group operating result (based on longer term investment return) will represent the pre-tax return on risk-based capital for this part of the business. We estimated the longer term investment return by reviewing investment market performance since 1918. Based on this analysis, we set the longer term investment return for 2004 assuming a risk free rate of 2 1/2%, equity risk premium of 2 1/2% and inflation of 2 1/2% per year. We believe this rate reflects the aggregate actual return on our investments over the longer term and our expectations for investment returns.

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

The following measures our actual investment returns as compared to longer term investment returns for the years ended December 31, 1994 through December 31, 2004. Over the last eleven years the aggregate of the actual movements has exceeded those calculated using the longer term rate of return; however the longer term return in 2004, 2002, 2001 and 1999 exceeded actual returns and the longer term return in 2003 and 2000 was equal to actual returns.

Total Investment Return
	Actual	Longer Term

	(£ in billions)
1994	0.0	1.0
1995	2.3	1.1
1996	1.4	1.1
1997	2.1	1.1
1998	1.6	1.1
1999	1.0	1.1
2000	1.2	1.2
2001	0.2	1.1
2002	0.5	1.1
2003	0.8	0.8
2004	0.7	0.8

Total	11.8	11.5

Total actual investment return includes investment income less investment expenses and related charges, realized gains and losses and unrealized gains and losses. The excess of actual over longer term over the last eleven years reflects the favorable investment climate that has generally prevailed during that period.

A similar basis of calculation has been applied to both the shareholders’ funds attributable to our life business and any capital that is not required to support our property and casualty and life operations on a risk-based approach. The income resulting from the longer term rate of investment return applied to the balance of capital is included in Other Activities. In calculating this return, the pre-tax long term investment returns below are applied to the adjusted average values of the various categories of investment. The investment values taken are market prices, adjusted in situations where unusual market conditions existed during the valuation period. Thus at the end of 2004, 2003 and 2002, the actual market values were adjusted in the calculation of the long term return to reflect the disparity between the market yields at that time and the longer term yields. This normalization adjustment is based on longer term yield assumptions and produces an effective return for the year ended December 31, 2004 as follows:

Back to Contents

	Stated long term return	Effective return

Equities	7.5%	8.7%
Fixed interest	5.0%	4.8%

Consolidated Results of Operations

The table below presents our U.K. GAAP consolidated results of operations for 2004, 2003 and 2002. U.K. GAAP differs significantly from U.S. GAAP. A reconciliation of the differences between U.K. GAAP and U.S. GAAP consolidated net income is included in note 48 to our consolidated financial statements. The table presents summarized results of our operations by segment as well as a reconciliation of segment operating result (based on longer term investment return) to our consolidated profit on ordinary activities before tax.

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

We use Group operating result (based on longer term investment return) to measure the financial performance of our segments and believe it represents the true long term measure of the performance of the Group. Group operating result (based on longer term investment return) is reconciled to the loss on ordinary activities before tax on page F-4 of the Summary Consolidated Profit and Loss Accounts under the U.K. Basis of Accounting. For a further discussion of this measure see note 1K to our consolidated financial statements.

Group operating result (based on longer term investment return) may not be comparable from one U.K. company to another as the method of calculation of the longer term investment return and the elements of the result that are included and excluded may differ between companies. For a discussion of longer term investment return, see “—Longer Term Investment Return”.

Back to Contents

As had been previously announced, Canada segment became part of International segment from the beginning of 2004. The results for 2002 and 2003 have been restated accordingly. The segments reported are consistent with how the Group manages its business and the markets it serves.

	Total			General business			Long Term business
Year Ended December 31,	2004	2003	2002	2004	2003	2002	2004	2003	2002

	(£ in millions)
Net premiums written
United Kingdom	3,159	3,730	4,381	2,597	2,822	3,426	562	908	955
Scandinavia	1,516	1,513	1,236	1,287	1,167	952	229	346	284
United States	105	1,090	1,895	105	1,090	1,895	—	—	—
International	1,265	1,415	2,040	1,217	1,268	1,606	48	147	434
Australia & New Zealand	—	355	965	—	283	756	—	72	209

Total	6,045	8,103	10,517	5,206	6,630	8,635	839	1,473	1,882

Underwriting result/long term (life) business result (1) (2)
United Kingdom	168	114	(35)	97	3	(145)	71	111	110
Scandinavia	73	34	(15)	51	(4)	(86)	22	38	71
United States	(424)	(651)	(428)	(424)	(651)	(428)	—	—	—
International	46	25	(179)	45	18	(190)	1	7	11
Australia & New Zealand	—	25	64	—	13	29	—	12	35

Total	(137)	(453)	(593)	(231)	(621)	(820)	94	168	227

Group operating result (based on longer term investment return)
United Kingdom	439	389	305	368	278	195	71	111	110
Scandinavia	185	134	94	163	96	23	22	38	71
United States	(274)	(469)	(201)	(274)	(469)	(201)	—	—	—
International	177	150	(14)	176	143	(25)	1	7	11
Australia & New Zealand	—	47	132	—	35	97	—	12	35

Total segmental results	527	251	316	433	83	89	94	168	227

Other activities (3)	(71)	(111)	(90)

Total	456	140	226
Amounts not allocated to operating segments:
Interest on dated loan capital	(72)	(53)	(52)
Changes in equalization provisions	(37)	(24)	1
Amortization of goodwill	(19)	(24)	(713)
Amortization of goodwill in acquired claims provisions	(14)	(19)	(25)
Reorganization/additional integration costs and exceptional gains on U.K. long term insurance business	(126)	242	(79)
Amortization of present value of acquired in force business	—	(66)	(13)

Group operating profit/(loss) (based on longer term investment return)	188	196	(655)
Short term investment fluctuations (4)	(78)	(34)	(551)

Profit/(loss) on ordinary activities before exceptional items & tax	110	162	(1,206)

(Loss)/profit on disposal of subsidiaries (5)	(109)	(308)	253

Profit/(loss) on ordinary activities before tax	1	(146)	(953)
Tax on profit/(loss) on ordinary activities	(110)	(217)	91

Loss on ordinary activities after tax	(109)	(363)	(862)
Loss attributable to equity minority interests	(40)	(19)	(9)

Loss for the year attributable to shareholders	(149)	(382)	(871)

(1)	Amounts are shown gross of tax.

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

Back to Contents

(3)
Other activities includes the operating result from non-insurance businesses such as real estate agency and investment management business. In addition it includes the longer term investment return applied to the surplus capital, central expenses, income from associated undertakings, expenses related to investment activities and short term loan interest expense.

(4)	Reflects the difference between the actual investment return and the longer term investment return. See “-Longer Term Investment Return”.

(5)
During 2004, disposals of subsidiary undertakings were made for a total consideration of £1,066 million. The disposals of subsidiaries and books of business gave rise to an exceptional pre-tax loss of £84 million prior to write off of goodwill of £25 million. Group disposals during the year comprise:

•
The Group disposed of its interest in its U.K. life and asset accumulation business on September 30, 2004. The transaction generated proceeds, net of costs, of £811 million and generated an exceptional pre-tax loss before goodwill write-back of £59 million. The Group has agreed to share the cost of increases in misselling liabilities in the U.K. life operations if the costs of those liabilities exceed an agreed level. This may result in the Group making cash payments, capped at £76 million.

•
The Group disposed of its interest in its Scandinavian life and asset accumulation business on October 1, 2004. The transaction generated proceeds, net of costs, of £254 million and generated an exceptional pre-tax loss of £4 million.

•	A number of other disposals were made during the year for net sales proceeds of £1 million which generated in aggregate an exceptional pre-tax loss of £21 million.

•	Goodwill of £25 million relating to disposals that had previously been written off directly to reserves has been written back through the profit and loss account.

While all of the above disposals had completed at December 31, 2004, our estimates of actual profits/losses on disposal are subject to subsequent adjustment in relation to the specific terms, conditions and warranties contained within the related disposal agreement.

During 2003, disposals of subsidiary undertakings were made for a total consideration of £796 million. The disposals of subsidiaries and books of business gave rise to an exceptional pre-tax profit of £16 million prior to write off of goodwill of £324 million. Group disposals during 2003 comprise:

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

•
Sequence (UK) Limited, the Group’s U.K. estate agency operation, was sold on October 22, 2003. The transaction generated negative net sales proceeds of £4 million and generated an exceptional pre-tax loss of £13 million.

•
The Group disposed of its 51% interest in Compañia de Seguros de Vida La Construcción on December 3, 2003. The transaction generated proceeds, net of costs, of £40 million and generated an exceptional pre-tax loss of £24 million.

•	A number of other disposals were made during 2003 for net sales proceeds of £4 million which generated in aggregate, an exceptional pre-tax loss of £16 million.

•	Goodwill of £324 million relating to disposals that had previously been written off directly to reserves has been written back through the profit and loss account.

During 2002, we disposed of subsidiary undertakings for a total consideration of £729 million. Included within the cash consideration is £219 million in respect of the transfer of Royal & Sun Alliance Linked Insurances Ltd to the life fund of our subsidiary, Phoenix Assurance plc. The transaction was at net asset value. The disposals of subsidiaries, branches and books of business gave rise to an exceptional pre-tax profit of £253 million after write off of £1 million of goodwill. Group disposals during 2002 comprised:

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

Year ended December 31, 2004 compared to year ended December 31, 2003

Net premiums written

Property and casualty net premiums written decreased by £1,424 million, or 21.5%, to £5,206 million in 2004 from £6,630 million in 2003. On a constant exchange rate basis, net premiums written decreased by £1,334 million, or 20.4%. A constant exchange rate basis is defined by the Group as the difference between current year net premiums written and previous year’s net premiums written, both translated into British pounds using current

Back to Contents

year exchange rates. A quota share reinsurance agreement with Munich Re Group took effect from January 1, 2004. This was a one year arrangement, renewable by mutual consent of both parties. The treaty reinsured 8% of the Group’s general business written in the U.K., Denmark, Canada and Ireland, with some exclusions. The total amount of premiums written ceded to Munich Re Group in 2004 was £328 million. The amount of written premium ceded under the 2003 and 2002 quota share reinsurance programs with Munich Re Group was £678 million and £698 million respectively. The Group has not renewed this agreement in 2005.

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

The fall in property and casualty net premiums written was mainly caused by decreases in net premiums written in the U.S., Australia and New Zealand and the U.K.. U.S. net premiums written fell by £911 million, or 89.7%, on a constant exchange rate basis, largely reflecting the ongoing restructuring of the business, including the sale of certain renewal rights to the Travelers Group in September 2003. The disposal of Australian and New Zealand general business in May 2003 resulted in a decrease in net premiums written on a constant exchange rate basis of £275 million. U.K. net premiums written fell by £225 million, or 8.0%, largely due to a decrease in personal intermediated household net premiums written following the termination of our partnership with HBoS from January 1, 2004 and the sale of the U.K. health insurance business in April 2003. This decrease was partially offset by growth in commercial net premiums written, largely due to improved pricing conditions.

Life and asset accumulation net premiums written decreased by £634 million, or 43.0% to £839 million in 2004 from £1,473 million in 2003. This decrease largely reflects falls in net premiums written of £346 million in the U.K. and £117 million in Scandinavia following the disposal of the U.K. and Scandinavian life and asset accumulation businesses in September and October 2004 respectively. Disposals of life and asset accumulation businesses in Chile, Peru and Poland in December 2003, February 2004 and April 2004 respectively have contributed to a decrease in net premiums written in the International region of £99 million. The sale of the Australian and New Zealand life and asset accumulation businesses in May 2003 resulted in a fall in net premiums written of £72 million.

Profit on ordinary activities before tax

Profit on ordinary activities before tax was £1 million in 2004 compared to a loss of £146 million in 2003, an improvement of £147 million. This improvement was largely due to a reduction in the U.S. underwriting loss of £227 million, or 34.9%, following reserves increases in the second half of 2003 relating mainly to workers’ compensation and general liability business. U.K. and Scandinavian property and casualty underwriting results also improved, by £94 million and £55 million respectively. In 2003, the loss on ordinary activities before tax was reduced by an exceptional gain on U.K. long term insurance business of £444 million, partly offset by a £324 million write off of goodwill on sale of businesses that had previously been charged against reserves. In 2004, there was an £84 million loss on disposal of subsidiaries and other businesses and a goodwill write-back on the sale of businesses of £25 million. The life and asset accumulation result fell by £74 million, largely reflecting the sales of the U.K. and Scandinavian life and asset accumulation businesses in September and October respectively. In addition, the profit on ordinary activities before tax was impacted by short term investment fluctuations, reorganization costs and other items described below.

In July 2004, we raised a further £450 million in the form of subordinated guaranteed perpetual notes. Part of the proceeds were used to repay the £146 million subordinated guaranteed loan taken out in February 2000. The interest charge on dated loan capital in 2004 was £19 million higher than in 2003 following the issue of these notes.

The change in the equalization provisions was a charge of £37 million in 2004 as compared to a charge of £24 million in 2003, bringing the total equalization provision to £356 million. Claims equalization provisions are established in a number of countries in accordance with local regulatory requirements. They represent a provision over and above the liability for outstanding claims.

Other items affecting profit on ordinary activities before tax include amortization of goodwill of £19 million, compared to a £24 million charge in 2003. In addition, under U.K. GAAP the fair value of property and

Back to Contents

casualty business claims provisions relating to businesses acquired is established after making allowance for future investment income, and the resulting discount is amortized in our profit and loss account over the expected run-off period of the related claims. The charge of £14 million in 2004 and £19 million in 2003 relates to Orion and Trygg-Hansa. Reorganization costs reduced to £126 million in 2004 from £202 million in 2003. The reorganization costs principally arose in the U.K. and the U.S.. The present value of in-force business existing at acquisition is amortized in the long term technical account over the anticipated periods of the related contracts in the portfolios in arriving at profit on ordinary activities before tax. In 2003 this amounted to £5 million charge and in addition embedded value of £61 million was written off resulting in a zero balance as at December 31, 2003. There was therefore no charge in 2004.

Short term investment fluctuations represents the difference between the total actual investment return and longer term investment return. See “—Longer Term Investment Return” for a description of total actual investment return and longer term investment return. In 2004 total actual investment return of £640 million was below longer term investment return of £718 million, resulting in a shortfall in other movements in investments of £78 million as compared to £34 million in 2003. Loss on disposal of subsidiaries was £109 million in 2004 as compared to a £308 million loss in 2003.

Loss attributable to shareholders

Taxation on loss on ordinary activities reduced £107 million to a £110 million charge in 2004 from a £217 million charge in 2003. The tax charged is high in relation to the profit on ordinary activities before tax in part due to the amortization of goodwill and the amortization of goodwill in acquired claims neither of which are deductible for tax purposes. In addition, no credit has been taken for U.S. tax losses with an estimated tax value of £130 million.

The result attributable to shareholders increased by £233 million to a loss of £149 million in 2004 from a loss of £382 million in 2003 due to the factors described above.

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

Back to Contents

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

In February 2000, we raised £146 million in the form of a subordinated loan due 2030. We treat long term subordinated liabilities as part of our capital base. Accordingly we treat interest on these subordinated liabilities of £52 million as a financing item. The interest charge was higher than 2002 by £1 million because of foreign exchange rate movements.

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

Loss attributable to shareholders

Taxation on loss on ordinary activities increased £308 million to a £217 million charge in 2003 from a £91 million credit in 2002. The tax charged is high in relation to the loss on ordinary activities before tax mainly

Back to Contents

due to the amortization of goodwill and the amortization of goodwill in acquired claims neither of which are deductible for tax purposes. In addition, no credit has been taken for U.S. tax losses with an estimated tax value of £135 million. The amount comprises capital losses that arose prior to the merger of Royal Insurance and Sun Alliance groups, the use of which is severely restricted by law.

The result attributable to shareholders increased by £489 million to a loss of £382 million in 2003 from a loss of £871 million in 2002 due to the factors described above.

Results of Operations by Operating Segment

Our operating segments have been defined based on our management structure and for 2004 was organized into the following regions. Our operating segments are:

•	United Kingdom. This region is comprised of our businesses in the United Kingdom.

•	Scandinavia. This region is comprised of our businesses in Denmark, Sweden, Latvia and Lithuania.

•	United States. This region is comprised of our businesses in the United States.

•	International. This region is comprised of our businesses in Canada, Ireland, Italy, the Middle East, our businesses in Latin America and the Caribbean and our remaining businesses in Asia.

•	Australia and New Zealand. This region was disposed of during 2003.

Each region formulates its own strategic, commercial and financial policy in conformity with our overall strategy and performance targets. To measure segment profit, we allocate portions of our longer term investment return to our segment underwriting results. See “— Internal Capital Management Methodology” and “—Longer Term Investment Return”.

United Kingdom

The table below presents information regarding the United Kingdom segment’s results of operations for the years indicated. In September 2002, we closed our U.K. life and asset accumulation business to new business and on September 30, 2004 we disposed of the business. Our U.K. life and asset accumulation business contributed net premiums written of £562 million in 2004, net premiums written of £908 million in 2003 and net premiums written of £955 million in 2002.

Back to Contents

Property and casualty net premiums written have been impacted by the sale of our U.K. health business in April 2003, which contributed £76 million of property and casualty net premiums written in 2003 and £245 million of property and casualty net premiums written in 2002. In addition, we ended our partnership with HBoS effective from January 1, 2004, which contributed £404 million of property and casualty net premiums written in 2003 and £397 million of property and casualty net premiums written in 2002.

	Year Ended December 31,
	2004	2003	2002
	(£ in millions, except ratios)
Net premiums written:
Property and casualty	2,597	2,822	3,426

Life and asset accumulation	562	908	955

Property and casualty underwriting result	97	3	(145)
Allocated investment return	271	275	340

Property and casualty operating result (based on longer term investment return)	368	278	195
Life and asset accumulation result	71	111	110

Segment operating result (based on longer term investment return)	439	389	305

Property and casualty loss ratio	63.6%	68.3%	74.2%
Property and casualty expense ratio	31.7%	31.8%	29.5%

Property and casualty combined ratio	95.3%	100.1%	103.7%

Life new business annual premium equivalent	18	42	52

Year ended December 31, 2004 compared to year ended December 31, 2003

United Kingdom net premiums written

Property and casualty net premiums written decreased by £225 million, or 8%, to £2,597 million in 2004 from £2,822 million in 2003. The Munich Re quota share treaty impacted premiums by 8% in 2004 and 15% in 2003, reducing net premiums written by £228 million in 2004 and £404 million in 2003.

In personal business, net premiums written decreased by £368 million, or 32%, to £784 million in 2004 from £1,152 million in 2003. The decrease reflects the £404 million reduction in premiums following the termination of the HBoS contract on January 1, 2004 offset by a reduction of £42 million in premiums reinsured to Munich Re under the quota share treaty, following the reduction from a 15% share of property and casualty net premiums written in 2003 to an 8% share in 2004.

In commercial business, net premiums written increased £143 million, or 9%, to £1,813 million in 2004 from £1,670 million in 2003. The increase reflects the reduction in premiums reinsured to Munich Re under the quota share treaty of £134 million, following the reduction from a 15% share of property and casualty net written premiums in 2003 to an 8% share in 2004.

Life and asset accumulation net premiums written decreased £346 million, or 38%, to £562 million in 2004 from £908 million in 2003. On an annual premium equivalent basis, new business sales decreased by £24 million in 2004. Premium sales fell following our decision to close the main with-profit funds to new business in December 2001 and to completely close the U.K. life operation to new business in September 2002. In September 2004 we disposed of the life operation.

United Kingdom segment operating result (based on longer term investment return)

United Kingdom segment operating result (based on longer term investment return) increased £50 million, or 12.9%, to £439 million in 2004 from £389 million in 2003 due to the improvement in our property and casualty operating result.

Our property and casualty operating result for 2004 improved by £90 million to a profit of £368 million. This has been driven by the continued turn around in the commercial market, favorable weather conditions during

Back to Contents

2004 together with actions taken as part of the U.K. Business Transformation Program. The Program is driving expense efficiencies and improving underwriting and claims processes to reduce claims leakage and claims costs. Our property and casualty underwriting result improved by £94 million to a profit of £97 million in 2004. Consequently, our loss ratio decreased by 4.7% to 63.6% in 2004 from 68.3% in 2003. The expense ratio decreased by 0.1% to 31.7% in 2004 from 31.8% in 2003. The resulting combined ratio improved by 4.8% to 95.3% in 2004 compared to 100.1% in 2003.

In personal business, our operating result improved by £45 million to a profit of £98 million in 2004 from a profit of £53 million in 2003, with the combined ratio improving to 97.7% in 2004 from 102.9% in 2003. This has been driven by strong underwriting and claims actions and favorable weather conditions in 2004 and the impact of increased subsidence cost in 2003. Our household combined ratio improved to 98.3% in 2004 from 103.1% in 2003 as a result of benign weather conditions during 2004 resulting in a reduction in claims. Our personal automobile combined ratio improved to 102.5% in 2004 from 107.2% in 2003, mainly as a result of continued actions to restructure the broker business. Our other personal lines combined ratio worsened to 88.9% in 2004 from 72.4% in 2003, primarily due to the sale of the U.K. health business in 2003.

In commercial business, our operating result increased by £45 million to a profit of £270 million in 2004 from a profit of £225 million in 2003, principally due to favorable weather and underwriting activities. The commercial automobile underwriting result worsened by £30 million to a profit of £12 million in 2004 from a profit of £42 million in 2003, reflecting a worsening in the combined ratio of 5.9% to 96.7% in 2004 from 90.8% in 2003 due to claims reserve strengthening in 2004. The property result remained healthy with an underwriting profit of £145 million in 2004 from £142 million in 2003. The property result reflects the strong rating and underwriting action continuing during 2004 from prior years. Underwriting losses improved by £37 million in our casualty line in 2004 to an underwriting loss of £5 million from £42 million underwriting loss in 2003 due to rating increases in 2004 and prior years and due to favorable claims performance. Overall, as a result of the remedial actions we have taken, the improved rating environment and favorable claims performance, our combined ratio for commercial business has improved by 3.2% to 94.4% in 2004 from 97.6% in 2003.

Allocated investment return, which represents the longer term investment return on capital allocated to U.K. property and casualty business, decreased £4 million, or 1.5%, to £271 million in 2004 from £275 million in 2003. This reflected the change in mix of the capital between equities and bonds and the expected returns on each. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Our life and asset accumulation result decreased £40 million to £71 million in 2004 from £111 million in 2003, principally reflecting the inclusion of the life result for only nine months in 2004 following disposal of the U.K. life and asset accumulation business in September 2004.

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

Back to Contents

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

Our property and casualty operating result for 2003 of £278 million was £83 million more than in 2002. This was driven by the continued turn-around in the commercial market and favorable weather conditions during 2003 together with actions taken as part of the Operational Review. Our property and casualty underwriting result improved by £148 million to a profit of £3 million in 2003. Consequently, our loss ratio decreased to 68.3% in 2003 from 74.2% in 2002. The expense ratio increased to 31.8% in 2003 from 29.5% in 2002. The resulting combined ratio was 100.1% in 2003 compared to 103.7% in 2002.

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

Back to Contents

significant reductions to bonuses. Our two main with-profits life operations have previously maintained their levels of profitability as a consequence of both the investment conditions and the level of policy maturities. However, the number of policies maturing will begin to decline in the next few years which will lead to downward pressure on the profit.

As a consequence of a number of regulatory and internal developments, it is now possible to identify and attribute the surplus in the Phoenix non-participating life fund to shareholders. Historically, we recognized profits from Phoenix using a strict interpretation of the legal definition of the fund for future appropriations. The legal form of Phoenix was one policyholder fund, as the assets were not formally segregated between the participating and non-participating sub-fund. The participating fund has the ability to call on the non-participating fund for support. As a result, the value of the surplus in the non-participating fund could not historically be attributed to shareholders with sufficient certainty. Following the allocation of Phoenix’s assets between the participating and the non-participating funds, as required by the FSA, it is now possible to treat the non-participating fund on a stand-alone basis. The surplus in the beginning of 2003 (£444 million pre-tax, £310 million post-tax) was recognized as exceptional profit below the operating result, while the movement in the surplus in 2003 was included in the above amount of £111 million.

Scandinavia

Scandinavia includes our operations in Denmark, Sweden, Latvia, Lithuania and Norway. The table below presents information regarding our Scandinavian segment’s results of operations for the years indicated. The information presented below for our Scandinavian region includes net premiums written by our life and asset accumulation business in Denmark which was sold in October 2004.

	Year Ended December 31,
	2004	2003	2002
	(£ in millions, except ratios)
Net premiums written:
Property and casualty	1,287	1,167	952

Life and asset accumulation	229	346	284

Property and casualty underwriting result	51	(4)	(86)
Allocated investment return	112	100	109

Property and casualty operating result (based on longer term investment return)	163	96	23
Life and asset accumulation result	22	38	71

Segment operating result (based on longer term investment return)	185	134	94

Property and casualty loss ratio	76.5%	79.4%	89.1%
Property and casualty expense ratio	18.9%	19.9%	20.2%

Property and casualty combined ratio	95.4%	99.3%	109.3%

Life new business annual premium equivalent	45	65	51

Year ended December 31, 2004 compared to year ended December 31, 2003

Scandinavia net premiums written

Property and casualty net premiums written increased £120 million, or 10.3%, to £1,287 million in 2004 from £1,167 million in 2003. On a constant exchange rate basis, net premiums written increased £114 million, or 9.7%, primarily driven by rate increases and a decrease in the quota share reinsurance program with Munich Re in relation to our business written in Denmark from 15% in 2003 to 8% in 2004. The total amount of premiums ceded by Denmark under the quota share reinsurance program in 2004 was £38 million compared to £70 million in 2003. Net premiums written increased in most of our principal markets in Scandinavia. In the aggregate, on a constant exchange rate basis, the increases were as follows:

•	9% in Denmark to £471 million,

•	12% in Sweden to £732 million.

Back to Contents

Life and asset accumulation net premiums written decreased £117 million, or 34%, to £229 million in 2004 from £346 million in 2003 reflecting the disposal of our Danish life operation in October 2004.

Scandinavia segment operating result (based on longer term investment return)

Scandinavia segment operating result (based on longer term investment return) increased £51 million to £185 million in 2004 from £134 million in 2003.

Our property and casualty operating result improved £67 million to £163 million in 2004 due primarily to improvement in our underwriting result for our commercial business of £40 million. Our loss ratio improved to 76.5% in 2004 from 79.4% in 2003. Our expense ratio improved to 18.9% in 2004 from 19.9% in 2003. Our combined ratio was 95.4% in 2004 compared to 99.3% in 2003. On a constant exchange rate basis, our underwriting loss improved £55 million to £51 million in 2004. In personal business our combined ratio improved to 101.8% in 2004 from 104.2% in 2003, which was adversely impacted by an increase of bodily injury claims. In commercial business our combined ratio improved to 88.7% in 2004 from 94.1% in 2003.

Allocated investment return, which represents the longer term investment return on capital allocated to Scandinavian property and casualty business, increased £12 million to £112 million in 2004 from £100 million in 2003. See “—Longer Term Investment Return” for a discussion of how we allocate capital to our segments for purposes of measuring financial performance.

Our life and asset accumulation result deteriorated by £16 million to £22 million in 2004 from £38 million in 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002

Scandinavia net premiums written

Property and casualty net premiums written increased £215 million, or 22.6%, to £1,167 million in 2003 from £952 million in 2002. On a constant exchange rate basis, net premiums written increased £140 million, or 13.6%, primarily due to rate increases in Denmark contributing £33 million of the increase and in Sweden contributing £92 million of the increase, partly off-set by Denmark’s increase in the quota share reinsurance program with Munich Re from 10% in 2002 to 15% in 2003. The total amount of premiums ceded by Denmark under the quota share reinsurance program in 2003 was £70 million compared to £39 million in 2002. Net premiums written increased in most of our principal markets in Scandinavia. In the aggregate, on a constant exchange rate basis, the increases were as follows:

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

Our property and casualty operating result improved £73 million to £96 million in 2003 due primarily to improvement in our underwriting result for our commercial business of £77 million. Our loss ratio improved to 79.4% in 2003 from 89.1% in 2002. Our expense ratio improved to 19.9% in 2003 from 20.2% in 2002. Our combined ratio was 99.3% in 2003 compared to 109.3% in 2002. On a constant exchange rate basis, our underwriting loss improved £89 million to £4 million in 2003. In personal business our combined ratio improved to 104.2% in 2003 from 107.3% in 2002, which was adversely impacted by an increase of bodily injury claims. In commercial business our combined ratio improved to 94.1% in 2003 from 111.8% in 2002.

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

United States

The table below presents information regarding our United States segment results of operations for the years indicated. The information presented below includes the results of our U.S. businesses which were disposed of or shut down in 2002 and 2003 for periods prior to such disposals or shut downs.

As expected, 2004 was a significant year of transition for the U.S. operation. In 2003, a strategic redirectioning was implemented for the U.S. operation. As a result, several businesses were sold, renewal rights were transitioned, and certain businesses were exited, resulting in a primary focus on our nonstandard personal automobile business. Much of our commercial and standard and preferred personal business was transferred to Travelers. These transactions, as well as rating downgrades that resulted in high volume cancellations, had a significant impact on premiums written in 2003 and 2004. In 2002, the businesses impacted by the strategic redirectioning had net written premiums of $2.9 billion, compared to $1.9 billion in 2003 and negative premium in 2004 due to substantial mid-term cancellations. In 2004, the transition of the commercial and standard and preferred personal business to Travelers was completed, and other renewal rights transactions showed significant progress. In addition, open claims were reduced by 40% and headcount and expenses continued to decrease in line with strategy. Throughout 2004, the U.S. operation also remained focused on the management of its ongoing nonstandard personal automobile business.

	Year Ended December 31,
	2004	2003	2002
	(£ in millions, except ratios)
Net premiums written:

Property and casualty	105	1,090	1,895

Life and asset accumulation	—	—	—

Property and casualty underwriting result	(424)	(651)	(428)
Allocated investment return	150	182	227

Property and casualty operating result (based on longer term investment return)	(274)	(469)	(201)
Life and asset accumulation result	—	—	—

Segment operating result (based on longer term investment return)	(274)	(469)	(201)

Property and casualty loss ratio	136.9%	111.6%	91.9%
Property and casualty expense ratio	84.2%	28.9%	30.9%

Property and casualty combined ratio	221.1%	140.5%	122.8%

Year ended December 31, 2004 compared to year ended December 31, 2003

United States net premiums written

Property and casualty net premiums written in the United States decreased by £985 million, or 90.4%, to £105 million in 2004 from £1,090 million in 2003. On a constant exchange rate basis net premiums written decreased £911 million, or 89.7%. The 2004 net premium written includes £206 million for the nonstandard automobile business. This is offset by mid-term cancellations and reinsurance cessions related to the transitioned commercial and standard and preferred personal business. 2003 and 2002 net written premiums include the

Back to Contents

impact of the Munich Re quota share reinsurance program. The U.S. operation did not participate in this reinsurance program for the 2004 accident year.

Personal lines net premiums written decreased by 51.0% to £210 million on a constant exchange rate basis in 2004. Nonstandard automobile represented 98% of our total 2004 U.S. personal lines net premiums written. Standard and preferred personal contributed only 2% of net written premiums due to the successful transition of the business to Travelers. Nonstandard auto implemented moderate rate increases in 2004, achieving an overall average price increase for the full year of 3%.

Commercial lines net premiums written decreased by 118% on a constant exchange rate basis in 2004. The decrease is a result of the business successfully transitioning to renewal rights purchasers, mid-term cancellations due to financial strength ratings, and reinsurance transactions during 2004.

United States segment operating result (based on longer term investment return)

In the United States, our overall combined ratio deteriorated to 221.1% in 2004 from 140.5% in 2003. The overall loss ratio deteriorated by 25.3% to 136.9% in 2004, and the expense ratio worsened by 55.3% to 84.2% in 2004. The combined ratio was mostly affected by deterioration in the commercial lines loss ratio which included reserve strengthening of £160 million, primarily related to workers compensation line of business, and hurricane activity in 2004. In addition, the overall expense ratio increase contributed to the combined ratio deterioration, as expenses are unable to decline as rapidly as premiums.

Nonstandard personal automobile, our primary ongoing U.S. business, produced strong results in 2004 with a 90.2% combined ratio. The improvement over 2003 of 3.9% included a loss ratio decline of 1.9% to 67.8% in 2004, and an expense ratio decline of 2.0% to 22.4% in 2004. The strong performance for nonstandard personal automobile business is due to favorable loss cost trend driven by continued strong claims performance, as well as ongoing expense reductions and efficiency gains derived from existing automation in handling policies.

Other significant transactions in 2004 for the U.S. operations included a reorganization charge of $112.5 million for employee redundancy and retention costs and real estate costs associated with early termination of leases related to the strategy and realignment announcements in 2002 and 2003. In addition, further proceeds from the renewal rights transactions resulted in profit on disposals of subsidiaries of $14 million in 2004.

Year ended December 31, 2003 compared to year ended December 31, 2002

United States net premiums written

Property and casualty net premiums written in the United States decreased by £805 million, or 42.5%, to £1,090 million in 2003 from £1,895 million in 2002. On a constant exchange rate basis net premiums written decreased £615 million, or 36.0%.

In addition to the renewal rights transactions that impacted premium volume, the United States participated in the 15% quota share reinsurance program in 2003 with Munich Re. In the U.S., the participation covered primarily the commercial current accident year property and casualty business. The majority of specialty and personal lines business segments were excluded from the agreement in 2003. The total amount of ceded premiums from the United States was £80 million in 2003. Ceded commission income under this program was £32 million, and ceded losses on the current accident year amounted to £89 million in 2003.

On a constant exchange rate basis, personal lines net premiums written increased by 8.7% to £460 million in 2003. Nonstandard automobile represented 47% of our total 2003 U.S. personal lines net premiums written. Standard and preferred automobile represented 29% of net premiums written in 2003 and household represented 24%. Nonstandard auto implemented double-digit rate increases for the third year running, achieving an overall average price increase for the full year of 14%. In addition, personal lines business was included in the Munich Re 10% quota share agreement in 2002, but was not in 2003, resulting in an increase in net retained premium. Personal lines also experienced growth related to rate increases. These increases were offset by cancellations and non-renewals due to the impact of ratings downgrades, as well as the withdrawal from several states and termination of certain agency agreements, by the standard and preferred personal business.

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

United States segment operating result (based on longer term investment return)

In the United States, our overall combined ratio deteriorated to 140.5% in 2003 from 122.8% in 2002. The loss ratio deteriorated by 19.7% to 111.6% in 2003, while the expense ratio improved by 2.0% to 28.9% in 2003. The loss ratio deterioration was attributable to a worsening of 33.3 points in commercial lines of business, while personal lines improved by 8.7 points. Loss reserve strengthening of £495 million was the primary factor in the commercial lines deterioration, adding 31 points to the combined ratio primarily in workers’ compensation and general liability. The personal lines loss ratio improvement was driven by more selective underwriting and increases in rates. Details behind the overall operating ratios for the U.S. operations are provided below by product category.

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

In the personal lines of business, the U.S. operations showed improved results despite continued reductions in net volume. The household combined ratio worsened to 100.8% in 2003 from 90.5% in 2002. The personal automobile combined ratio improved to 94.0% in 2003 from 108.5% in 2002. Rate increases and more selective underwriting policies based on profitability were the primary drivers in sustaining and improving the personal lines business result. Nonstandard automobile, our primary on-going business, produced strong results with a 94.1% combined ratio, due to price increases and claims initiatives implemented in 2003 that helped reduce claim severity by 5%.

Our expense ratio in the United States improved 2 points in 2003 as compared to 2002, despite a significant drop in premium volume, due to expense reduction efforts in line with the strategic redirection. The ratio decreased to 28.9% in 2003 from 30.9% in 2002.

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

International

The table below presents information regarding our International segment’s results of operations for the years indicated. International comprises our businesses in Canada, Other Europe & Middle East, Latin America and the Caribbean and Asia.

	Year ended December 31,
	2004	2003	2002

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	1,217	1,268	1,606

Life and asset accumulation	48	147	434

Property and casualty underwriting result	45	18	(190)
Allocated investment return	131	125	165

Property and casualty operating result	176	143	(25)
Life and asset accumulation result	1	7	11

Segment operating result (based on longer term investment return)	177	150	(14)

Property and casualty combined ratio	96.6%	98.4%	112.1%

Year ended December 31, 2004 compared to year ended December 31, 2003

International net premiums written

Property and casualty net premiums written in our International region decreased by £51 million, or 4.0%, to £1,217 million in 2004 from £1,268 million in 2003. On a constant exchange rate basis, net premiums written decreased £37 million, or 3.0%.

Net premiums written in Canada declined by 8% to £548 million on a constant exchange rate basis and excluding the impact of the Munich Re quota share treaty. Personal lines net premiums written declined by 8% to £405 million due to a decrease in exposures in the intermediated portfolio that more than offset the strong exposure growth in the direct portfolio. Commercial lines net premiums written also declined by 8% to £143 million. The runoff of business deselected in 2003 as a part of the portfolio restructure and the corresponding impact on new business levels were the main factor.

Property and casualty net premiums written in Other Europe & Middle East decreased £2 million, or 0.4%, to £449 million in 2004 from £451 million in 2003. On a constant exchange rate basis, net premiums written also decreased £2 million, largely reflecting new business growth in Italy being offset by competitive market conditions in Ireland.

Net premiums written in Latin America and the Caribbean reduced by £40 million, or 19.3%, to £167 million in 2004 from £207 million in 2003. On a constant exchange rate basis, personal lines net premiums written decreased £8 million, or 10.7%, and commercial lines net premiums written decreased £20 million, or 16.7%, primarily as a result of the disposals of Royal & Sun Alliance (Puerto Rico) Inc in October 2003 and Royal & Sun Alliance Seguros Fenix in March 2004.

Asia net premiums written reduced by £10 million, or 9.3%, to £97million in 2004 from £107 million in 2003. On a constant exchange rate basis, personal lines net premiums written increased £2 million, or 4.2%, and commercial lines net premiums written decreased £7 million, or 14.1%. The reduction in commercial net premiums written largely reflects our focus in Asia on maintaining premium rating levels, leading to a reduction in exposure, principally in Hong Kong.

Back to Contents

Life and asset accumulation net premiums written reduced £99 million, or 67.3%, to £48 million in 2004 from £147 million in 2003, following the disposals of our life and asset accumulation businesses in Chile, Peru and Poland in December 2003, February 2004 and April 2004 respectively.

International segment operating result (based on longer term investment return)

International segment operating result (based on longer term investment return) increased £27 million to £177 million in 2004 from £150 million in 2003.

Canada property and casualty operating result (based on longer term investment return) of £78 million profit in 2004 increased £43 million from a profit of £35 million in 2003. The combined operating ratio improved to 96.6% in 2004 from 102.9% in 2003.

Other Europe & Middle East property and casualty operating result (based on longer term investment return) reduced £3 million to £67 million in 2004 from £70 million in 2003. The combined operating ratio increased to 96.9% in 2004 from 95.3% in 2003.

Latin America and the Caribbean property and casualty operating result (based on longer term investment return) of £18 million profit in 2004 reduced £6 million from a profit of £24 million in 2003. The combined operating ratio increased to 94.9% in 2004 from 92.9% in 2003.

Asia property and casualty operating result (based on longer term investment return) reduced £1 million to £13 million in 2004 from £14 million in 2003. The combined operating ratio improved to 99.3% in 2004 from 99.5% in 2003.

Canada property and casualty underwriting result increased £35 million to £17 million profit in 2004 from an underwriting loss of £18 million in 2003. The improvement in 2004 was attributable to earlier rate increases, a decline in claims costs driven by regulatory reforms on the automobile product and a significant improvement in the high risk automobile pool.

Other Europe & Middle East property and casualty underwriting result reduced £7 million to £15 million underwriting profit in 2004 from an underwriting profit of £22 million in 2003, partly due to losses in discontinued operations.

Latin America and the Caribbean property and casualty underwriting result reduced £2 million to £10 million underwriting profit in 2004 from an underwriting profit of £12 million in 2003. On a constant exchange rate basis, there was a £1 million reduction in underwriting profit.

Asia property and casualty underwriting result improved £1 million to £3 million underwriting profit in 2004 from an underwriting profit of £2 million in 2003. On a constant exchange rate basis, there was a £2 million improvement in underwriting profit.

Our life and asset accumulation business result reduced £6 million, to £1 million profit in 2004 from £7 million profit in 2003, following the disposals of our life and asset accumulation businesses in Chile, Peru and Poland in December 2003, February 2004 and April 2004 respectively.

Year ended December 31, 2003 compared to year ended December 31, 2002

International net premiums written

Property and casualty net premiums written in our International region decreased by £338 million, or 21.0%, to £1,268 million in 2003 from £1,606 million in 2002. On a constant exchange rate basis, net premiums written decreased £421 million, or 24.9%.

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

Back to Contents

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

On a constant exchange rate basis, property and casualty net premiums written reduced by £40 million, or 14.6%, to £233 million in Ireland, and increased by £7 million, or 4.8%, to £160 million in Italy. The reduction in Ireland is mainly due to significant competitive pressure in the automobile business.

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

Asia net premiums written reduced by £21 million, or 16.4%, to £107 million in 2003 from £128 million in 2002. On a constant exchange rate basis, net premiums written reduced by £14 million, or 11.6%. Personal net premiums written reduced by £3 million, or 5.7%, to £50 million in 2003 from £53 million in 2002. The reduction in net premiums written in personal lines is due in part to the impact of SARS in Hong Kong and Singapore. Commercial net premiums written reduced by £18 million, or 24.0%, to £57 million in 2003 from £75 million in 2002. The reduction is due in part to significant non renewable accounts being written in Hong Kong in 2002, and continued corrective action to remove unprofitable business in some portfolios.

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

International segment operating result (based on longer term investment return)

International segment operating result (based on longer term investment return) increased £164 million to £150 million operating profit in 2003 from £14 million operating loss in 2002.

Canada property and casualty operating result (based on longer term investment return) increased £60 million to £35 million from a loss of £25 million in 2002.

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

Back to Contents

In Canada, on a constant exchange rate basis, our personal lines underwriting result improved by £41 million with the combined ratio declining to 100.9% from 114.6% in 2002. Most of this improvement occurred in our automobile results where our combined ratio improved to 103.3% from 120.8% in 2002 due largely to a significant reduction in the level of reserve development. Our property results improved to produce an underwriting profit with reduced frequency the underlying driver.

Our Canadian commercial lines combined ratio improved to 110.4% from 120.2% in 2002. The loss ratio improved by 15 points in 2003 to 68.5%, however this has been partially offset by an expense overhang due to the rapid reduction in premium volumes. Performance in our specialty classes continued strong with our engineering and marine classes, as well as our property class, producing underwriting profits. Our liability combined ratio improved to 127.8% from 173.3% due largely to a reduction in reserve development. Our auto result remains unchanged with a combined ratio of 118.4%, however the deterioration in the high risk auto pool has masked an improvement in the underlying auto result.

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

Back to Contents

Australia and New Zealand

The table below presents information regarding our Australia and New Zealand segment’s results for the years indicated. In May 2003 we disposed of our property and casualty businesses and life and asset accumulation businesses in Australia and New Zealand by way of an initial public offering.

	Year ended December 31,
	2004	2003	2002

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	—	283	756

Life and asset accumulation	—	72	209

Property and casualty underwriting result	—	13	29
Allocated investment return	—	22	68

Property and casualty operating result	—	35	97
Life and asset accumulation result	—	12	35

Segment operating result (based on longer term investment return)	—	47	132

Property and casualty combined ratio	—	95.7%	95.0%

Year ended December 31, 2004 compared to year ended December 31, 2003

In May 2003 we disposed of our property and casualty businesses and life and asset accumulation businesses in Australia and New Zealand. Accordingly there are no reported results for the year to December 31, 2004.

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

Insurance Investments

Our insurance investment portfolios consist of our worldwide general insurance investment portfolios, which include the assets supporting our property and casualty liabilities as well as our shareholders’ funds. We

Back to Contents

also had substantial worldwide life insurance investment portfolios until we disposed of our U.K. and Scandinavian life and asset accumulation businesses during 2004.

As with-profits and other participating policies represent a majority of our life and asset accumulation actuarial liabilities, net investment income on our worldwide life insurance investment portfolios primarily benefited our policyholders via the declaration of policyholder bonuses (or dividends).

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

	Year ended December 31,
	2004	2003	2002

	(£ in millions)
Worldwide general insurance investment portfolios:
Investment income	661	663	765
Net realized gains on investments	31	482	362
Income and realized gains from investments accounted for under the equity method of accounting	11	27	19
Investment expenses and charges	(146)	(127)	(146)

Net investment income	557	1,045	1,000

Worldwide life insurance investment portfolios:
Investment income	1,079	1,501	1,565
Net realized gains/(losses) on investments	611	214	(105)
Investment expenses and charges	(56)	(65)	(68)

Net investment income	1,634	1,650	1,392

Year ended December 31, 2004 compared to year ended December 31, 2003

Net investment income in our worldwide general insurance portfolios fell by £488 million to £557 million in 2004 from £1,045 million in 2003. This was driven by a decrease in realized gains of £451 million and an increase in investment expenses and charges of £19 million. The decrease in realized gains reflects, in part, a reduced level of equity disposals, during 2004 in comparison to 2003. The increased level of investment expenses and charges during 2004 can be attributed to the increased level of dated loan capital in place, which increased from £768 million to £1,051 million during the year.

The disposals of investments in our associated undertakings, most notably the sale of our interest in Mutual & Federal (South Africa) in January 2004, contributed to the lower level of net investment income. The income from our investments in associates fell by £16 million from £27 million in 2003 to £11 million in 2004.

In our worldwide life insurance investment portfolios, net investment income declined slightly by £16 million from £1,650 million in 2003 to £1,634 million in 2004. The decrease results from a reduction in income of £422m from £1,501 million in 2003 to £1,079 million in 2004 reflecting the disposal of our U.K. life and asset accumulation business in September 2004 and the disposal of our Scandinavian life and asset accumulation business in October 2004. Realized gains increased by £397 million from £214 million in 2003 to £611 million in 2004.

Our investments are held in currencies to broadly match the currencies of our insurance liabilities. At the end of 2004 investments were held approximately 36% in British Pounds, 23% in U.S. Dollars, 9% in Danish Kroner and 32% in other currencies.

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

As of December 31, 2004, the Group had issued £1,051 million of dated loan capital. This dated loan capital, being both long term and restricted as to the circumstances in which it can be repaid, can be regarded as a form of capital for certain purposes. The attraction of this type of capital is that it is significantly cheaper than equity. During 1999, we issued $500 million subordinated bonds due October 15, 2029 and €500 million subordinated Eurobonds due October 15, 2019. The net proceeds were used to provide additional capital to assist in the financing of our acquisitions of Orion and Trygg-Hansa during 1999. The rate of interest payable on the $500 million subordinated bonds is 8.95%, although we have entered into derivative contracts which have the effect of converting a proportion of the interest payable to a floating rate. €200 million of the Eurobonds bear interest at a fixed rate of 6.875% until October 15, 2009, and at a floating rate thereafter. €300 million of the Eurobonds bear interest at a floating rate from the date of issue. We have the option to repay the Eurobonds on specific dates starting October 15, 2009. After that date there is an increase in the interest rate of 100 basis points.

In June 2004 the holders of the Eurobonds agreed to amend the terms of the subordinated bonds, making them eligible to qualify as regulatory capital under the forthcoming regulatory regime being introduced by the FSA under the Group’s Directive. We continue to keep under active consideration options for strengthening our capital position further.

In February 2000, we raised £146 million in the form of dated loan capital due 2030. The principal is denominated in Japanese yen and interest is payable in U.S. dollars. The loan has an effective British pound interest rate of 6.99% due to interest and currency swaps entered into pursuant to our hedging strategy. In July 2004, the loan was repaid and the interest and currency swaps unwound.

Also in July 2004, we issued £450 million cumulative step-up perpetual subordinated notes. The rate of interest payable is 8.50%. We have the option to repay the bonds on specific dates starting December 8, 2014. From that date the coupon rate payable on the notes will be the rate per annum which is the aggregate of 4.375% and the gross redemption yield of the benchmark gilt for the coupon calculation period.

In addition to the dated loan capital referred to above, the Group’s other borrowings as of December 31, 2004 amounted to £349 million. Of the total other borrowings of £349 million, £317 million was borrowed under a committed credit facility at a rate of interest of 5.01%, £22 million was represented by overdrafts and other loans and £10 million was borrowed under mortgages secured on properties of the Group at fixed rates of 5%. Of these borrowings, £104 million are repayable within one year, £236 million are repayable within one to two years, £4 million are repayable within two to five years and £5 million had maturities in excess

Back to Contents

of five years. The debt is held primarily to provide short term liquidity. There is no seasonality to our borrowing requirements.

We maintain standby committed revolving credit facilities in the amount of £150 million that is fully drawn. We maintain a $1 billion commercial paper program and are also able to borrow through sales and repurchases of our fixed income U.K. government securities.

As of December 31, 2004, our consolidated total investments included £878 million of deposits with credit institutions. In addition, we had cash at bank and in hand of £359 million. A large portion of our investment portfolio is held in highly liquid, listed securities which can be sold to raise funds if required. However, having borrowing facilities to meet short term cash requirements avoids having to liquidate the investments at a disadvantageous time. A key objective of our investment policy is to match the currency of our investments (including cash and cash equivalents) with our liabilities to avoid unnecessary exchange exposure.

The table below is a summary of cash flow activities for the years ended December 31, 2004, 2003 and 2002. In accordance with U.K. GAAP, it does not include any amounts relating to the long term (life) business except cash transactions between the long term (life) operations and shareholders’ funds.

	Year ended December 31,
	2004	2003	2002

	(£ in millions)
Net cash inflow/(outflow) from operating activities	697	130	(9)
Dividends from associates	5	8	3
Servicing of finance	(93)	(77)	(67)
Taxation (paid)/refunded	(52)	(6)	53
Net (acquisitions)/disposals/(capital expenditures)	1,007	826	577
Dividends paid on equity shares	(107)	(57)	(160)
Issue of ordinary share capital	—	960	2
Net issue of dated loan capital	295	—	—

Cash available for investment	1,752	1,784	399

Investment activities:
Net purchases/(sales) of property	17	228	(30)
Net sales of equities	(176)	(266)	(1,006)
Net increase in other investments	1,825	1,749	947

Net purchases/(sales) of investments	1,666	1,711	(89)

Net increase/(decrease) in cash	1	(184)	108
Reduction in borrowings	85	257	380

Total invested	1,752	1,784	399

In 2004, the net cash outflow from operating activities and net purchases of investments amounted to £969 million with borrowings decreasing by £85 million. During the year we raised £295 million from an issue of dated loan capital, paid the 2004 interim dividend and the 2003 final dividend amounting to £107 million and received £1,007 million from disposals net of acquisitions and capital expenditures. The net cash flows from operating activities increased to an inflow of £697 million in 2004 from an inflow of £130 million in 2003 due to improved cash flow from property and casualty business.

In 2003, the net cash outflow from operating activities and net purchases of investments amounted to £1,581 million with borrowings decreasing by £257 million. During the year we raised £960 million from our shareholders by way of a rights issue, paid the 2003 interim dividend and the 2002 final dividend amounting to £57 million and received £826 million from disposals net of acquisitions and capital expenditures. The net cash flows from operating activities increased to an inflow of £130 million in 2003 from an outflow of £9 million in 2002 due to improved cash flow from property and casualty business.

In 2002, the net cash inflow from operating activities and net sales of investments amounted to £80 million with borrowings decreasing by £380 million. During the year we paid the 2002 interim dividend and the

Back to Contents

2001 final dividend amounting to £160 million and received £577 million from disposals net of acquisitions and capital expenditures. The net cash flows from ordinary activities decreased to an outflow of £9 million in 2002 from an inflow of £116 million in 2001 due to financing of the U.K. long term business funds.

We obtained shareholder approval to repurchase up to 10% of our shares for the period May 2004 through May 2005, although we did not repurchase any shares during 2004. We currently intend to continue to seek shareholder approval annually for the ability to repurchase up to 10% of our shares during the course of each year.

Our net capital expenditures amounted to £103 million in 2004, £39 million in 2003 and £63 million in 2002. The principal expenditures relate to leasehold improvements, fixtures, equipment and fittings. We had outstanding commitments for capital expenditures of £4 million as of December 31, 2004.

During the three years ended December 31, 2004, we acquired interests in subsidiaries and associates (investments accounted for under the equity method of accounting) for aggregate consideration of £54 million and sold interests in subsidiaries and associates for aggregate consideration of £2,679 million. In 2004, we acquired interests in subsidiaries for £9 million. In 2004 we completed the sales of interests in subsidiaries and associates for £1,129 million, including our U.K. life and asset accumulation business for £851 million, our Scandinavian life and asset accumulation business for £254 million and our Peru life and asset accumulation and property and casualty businesses for £10 million. In 2003, we acquired interests in subsidiaries and associates for £10 million. In 2003 we completed the sales of interests in subsidiaries and associates for £875 million, including our Australian & New Zealand property and casualty and life and asset accumulation businesses for £507 million, our U.K. health insurance business for £121 million, our Puerto Rican property and casualty operation for £36 million, our 51% interest in our Chilean Life operation for £40 million and the sale of our U.S. property and casualty operations Royal Specialty Underwriting Inc, Landmark and the American Insurance Company together with certain renewal rights for £92 million. In 2002, we acquired interests in subsidiaries and associates for £35 million, principally the acquisition of Trekroner Forsikring in Denmark for £24 million. In 2002 we completed the sales of interests in subsidiaries and associates for £675 million, including our investment management business for £234 million, our Isle of Man life and asset accumulation business for £127 million, and our German and Benelux property and casualty and life and asset accumulation business for £135 million.

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

The Group’s financial strength ratings were unchanged by Standard & Poor’s, A.M. Best and Moody’s during 2004, although changes were made to outlooks. Standard & Poor’s improved the outlook moving from negative to stable. The outlook at A.M. Best remains negative. At December 31, 2004 the core property and casualty insurance operations were rated “A-” by both Standard & Poor’s and A.M. Best and the financial strength rating from Moody’s was “Baa2”. In February 2005, Moody’s placed the core European ratings on review for an upgrade and announced an improved rating of “Baa1” in April 2005. Ratings have an impact on the ability of the Group to write certain types of property and casualty insurance business. The key operating companies in the United States are rated “BB+” with a “negative” outlook from Standard & Poor’s, “C++” with a “negative” outlook from A.M. Best and “Ba3” with a “stable” outlook by Moody’s.

We believe that our working capital, liquid assets, net cash provided by operations, and access to the capital markets will enable us to meet our foreseeable cash requirements.

Back to Contents

Summary of Significant Differences between U.K. GAAP and U.S. GAAP

The significant differences in accounting principles between U.K. GAAP and U.S. GAAP are described and summarized in note 48 to our consolidated financial statements. Our condensed consolidated financial statements, prepared in accordance with U.S. GAAP, as of and for the years ended December 31, 2004, 2003 and 2002 are presented in note 49 to our consolidated financial statements.

	Net Loss Year Ended December 31,
	2004	2003	2002

	(£ in millions)
In accordance with U.K. GAAP	(149)	(382)	(871)
In accordance with U.S. GAAP	(279)	(572)	(726)

Difference	(130)	190	(145)

Our consolidated net loss under U.S. GAAP differs significantly from that under U.K. GAAP as most of the fluctuations in our unrealized gains on investments in securities and properties are excluded from our U.S. GAAP results, whereas they are included under U.K. GAAP. The fluctuations in unrealized gains on investments in securities backing our U.K. life operations’ with-profits (participating) policies are included in our U.S. GAAP net loss. However, their impact on our U.S. GAAP net loss is substantially reduced as 90% of all profits within the long term (life) with-profits funds inure to the benefit of our policyholders.

Year ended December 31, 2004

Consolidated net loss under U.K. GAAP was £149 million compared to a net loss of £279 million under U.S. GAAP for the year ended December 31, 2004. The principal reasons for the increased loss were the impact of pensions due to differences in the income statement treatment under U.K. GAAP and U.S. GAAP and reversal of discounting movements on asbestos and environmental claims reserves for our property and casualty operations which is not permitted under U.S. GAAP. This was mitigated to some extent by the gain on disposal of the long term (life) operations under U.S. GAAP compared to a loss for U.K. GAAP, with previously unrealized gains becoming realized on disposal, partially offset by the adoption of SOP 03-01 which reduced unrealized gains and increased depreciation for unit linked properties and also resulted in a charge to interest credited on the recognition of guaranteed annuity option liabilities.

Year ended December 31, 2003

Consolidated net loss under U.K. GAAP was £382 million compared to a net loss of £572 million under U.S. GAAP for the year ended December 31, 2003. The principal reasons for the increased loss were the impact of the change in the long term (life) business provision and deferred tax charges on adjustments mainly in respect of the U.S. operation owing to the uncertainty of future taxable profits. This is mitigated to some extent by the removal of the unrealized losses relating to available for sale securities within property and casualty business and shareholder funds which for U.S. GAAP purposes appear as a component of equity and the reversal of goodwill amortization and goodwill written off in relation to entities disposed of included in U.K. GAAP. In respect of the long term (life) business there has been an increase in the difference between deferred acquisition costs on a U.K. GAAP and a U.S. GAAP basis resulting from the accelerated amortization charge under U.K. GAAP, and the impact of policyholder participations which include the aggregate U.K. to U.S. GAAP adjustments on the income statement attributable to policyholders.

Year ended December 31, 2002

Consolidated net loss under U.K. GAAP was £871 million restated compared to a net loss of £726 million under U.S. GAAP for the year ended December 31, 2002. The principal reasons for the reduced loss were, the removal from consolidated net income of unrealized losses relating to available for sale securities within property and casualty and shareholder funds which for U.S. GAAP purposes appear as a component of equity movement, the reversal of goodwill amortization charged under U.K. GAAP, the impact of policyholder participations which include the aggregate U.K. to U.S. GAAP adjustments on the income statement attributable to policyholders and the deferral of front end fees. These increases were partially offset by the reversal of discounting reflected under

Back to Contents

U.K. GAAP on asbestos and environmental claims reserves which is not permitted under U.S. GAAP, the impact of the fair value of derivative contracts introduced under SFAS No. 133, the impact of the change to the long term (life) business provision and an increase in the difference between deferred acquisition costs on a U.K. GAAP and U.S. GAAP basis resulting from adverse expected gross margins and a change in the lapse rate assumption.

Off-Balance Sheet Arrangements

The Group does not have any material off-balance sheet arrangements other than those discussed in Note 50 to our financial statements.

Contracts and Commitments

The following table sets out the Group’s contractual cash obligation by payment due period as at December 31, 2004.

	Within one year	One to three years	Three to five years	Over five years	Total

	(£ in millions)
Subordinated debt	79	158	159	1,906	2,302
Other borrowings	122	249	4	5	380
Operating leases	66	108	83	188	445
Finance leases	1	3	—	—	4
Irredeemable preference shares (1)	9	18	18	—	45
Post-retirement healthcare benefits (2)	51	—	—	—	51
Purchase obligations (3)	215	268	171	130	784
Outstanding investment purchases	8	—	—	—	8
Insurance liabilities (4)	4,959	4,688	2,137	3,189	14,973
Other capital commitments	4	—	—	—	4

Total (5)	5,514	5,492	2,572	5,418	18,996

(1)
The Group has in issue £125 million of irredeemable preference shares that carry a right to a fixed cumulative preferential dividend of 7.375%. This dividend is payable in half yearly installments of £4.6 million. The amounts payable after more than 5 years category has not been completed as the shares are irredeemable and dividends will continue to be payable for the foreseeable future.

(2)
The Group provides post retirement healthcare benefits to certain current and retired U.S. and Canadian employees. The total estimated cumulative obligation under these schemes has been included as less than 1 year due to the variable nature and uncertainty of the payment dates. The payments made in 2004 under these schemes amounted to £5 million.

(3)
Included in the table is a major purchase contract representing £315 million of contractual payment obligations. This contract may be terminated at the Group’s request on either February 28, 2007 or February 28, 2008 at a cost of £5 million. If the contract was so terminated the total contractual payment obligations would be reduced by £190 million following termination in 2007 or £150 million following termination in 2008.

(4)
We have contractual obligations to pay claims under insurance and reinsurance contracts for specified loss events under those contracts. Such loss payments represent our most significant future payment obligations. Unlike other contractual obligations, payments are not determinable from the terms specified within the contract. For example a payment will only be made if an insured loss under the contract occurs and if a payment is to be made the amount and timing of the payment cannot be determined from the contract.

In the table above we have estimated the future payments by year of our undiscounted gross property and casualty loss reserves including loss adjustment expense, or LAE, as well as for losses incurred but not yet reported, or IBNR, as at December 31, 2004. We have assumed that historical payment patterns will continue. However these estimated loss payments are inherently uncertain in their amount and timing and therefore actual payments may vary materially from these estimates.

(5)	Excluded from the table above are future cash flows related to pension contributions due to uncertainty as to their amount and timing.

The Group operates both funded defined benefit and funded defined contribution pension schemes. The funded defined contribution schemes are in the United Kingdom, Denmark and Sweden and there is a contractual obligation to fund these schemes based on percentages of salary. The U.K. scheme is funded at 5% of the salary of members of the scheme plus up to an additional 5% matching contributions made by members of the scheme. The Danish scheme is funded at between 8% and 23% of salary dependent on the seniority and age of the scheme member. The Swedish scheme is funded at 24.99% of members’ salaries.

The amount and timing of the Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes.

Back to Contents

U.K. GAAP Critical Accounting Policies and Estimates

Introduction

This Operating and Financial Review and Prospects includes an analysis of the results presented in the financial statements. These financial statements have been prepared in accordance with U.K. GAAP.

The preparation of these financial statements requires management to make estimates, assumptions and judgments that impact upon the measurement of assets and liabilities at the balance sheet date and upon the presentation of the reported revenues and expenses during the reporting period. Under U.K. GAAP, entities are required to adopt accounting policies that enable its financial statements to give a true and fair view. Where it is necessary to choose between accounting policies that satisfy this condition, management must select whichever of those accounting policies is judged to be most appropriate to the entity’s particular circumstances for the purpose of giving a true and fair view. For insurance companies and insurance groups, guidance upon the selection of the accounting policies is provided in the revised SORP, issued by the Association of British Insurers in November 2003 for application by insurance companies to financial statements for accounting periods beginning after January 1, 2004.

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

In property and casualty business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions remain very uncertain.

See Note 1W to our financial statements for a discussion of the estimation techniques and uncertainties that arise in relation to our level of claims provisions.

Back to Contents

Equalization provisions are established in accordance with the FSA’s rules for insurers in the United Kingdom and with similar legislation in overseas countries. These provisions, notwithstanding that they do not represent liabilities at the balance sheet date as they are over and above the anticipated ultimate cost of outstanding claims, are required to be included within technical provisions in the balance sheet by U.K. Company Law.

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

Back to Contents

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

For long term (life) business, premiums and annuity considerations are accounted for when due except premiums in respect to linked (separate accounts) business which are accounted for when the policy liabilities are created.

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

Back to Contents

compensation levels and trends in health care costs. Another example is the recognition of deferred tax assets, which depends on management’s assumption that future earnings will be sufficient to realize the deferred benefit.

Recently Issued Accounting Pronouncements Not Yet Adopted

U.K. GAAP

On November 30, 2000, the U.K. Accounting Standards Board, (“ASB”), issued Financial Reporting Standard No. 17 “Retirement Benefits” (“FRS 17”). FRS 17 superseded the Statement of Standard Accounting Practice (“SSAP”) No. 24 “Accounting for Pension Costs”. The implementation of the requirements of FRS 17 was originally phased over three years for accounting periods ending on or after June 22, 2001. On November 25, 2002, the ASB issued an amendment to FRS 17 delaying the mandatory full implementation of the standard until accounting periods beginning on or after January 1, 2005. The Group’s financial statements for periods after December 31, 2004 will be prepared in accordance with International Financial Reporting Standards (“IFRS”), thus the Group will not be applying U.K. Accounting standards after December 31, 2004 and so this implementation date has no impact on the Group’s future financial reporting. See “—International Financial Reporting Standards” below.

FRS 17 sets out the requirements for accounting for retirement benefits with particular emphasis on the manner in which, the assets and liabilities of defined benefits plans are measured and any resultant asset or liability (“defined benefit asset or liability”) is recognized in the employer’s balance sheet. The treatment required by FRS 17 is more aligned to both U.S. GAAP (FAS 87 and FAS 106) and International Accounting Standards (IAS 19 (revised)) than SSAP No. 24. A major difference between the FRS 17 and its U.S. and international counterparts is the requirement in FRS 17 to recognize actuarial gains and losses immediately as they occur in the statement of total recognized gains and losses.

In accordance with the phased implementation set out above, the impact of the adoption of FRS 17 on the profit and loss account, statement of total recognized gains and losses and the balance sheet on a U.K. GAAP basis is presented in note 9 to our consolidated financial statements.

On April 7, 2004, the ASB published Financial Reporting Standard No. 20 “Share-based Payment” (“FRS 20”), which is based upon International Financial Reporting Standard No. 2 “Share-based Payment”. FRS 20 requires companies to recognize an expense, measured at fair value, in respect of their employee share option plans, share purchase plans, and other share-based payments. It is mandatory for accounting periods beginning on or after January 1, 2005. The Group’s financial statements for periods after December 31, 2004 will be prepared in accordance with IFRS, thus the Group will not be applying U.K. Accounting standards after December 31, 2004 and so this implementation date has no impact on the Group’s future financial reporting.

On May 20, 2004, the ASB published Financial Reporting Standard No. 21 “Events after the Balance Sheet Date” (“FRS 21”), which is based upon the International Accounting Standard (“IAS”) No. 10 “Events after the Balance Sheet Date”. The principal difference from the existing U.K. standard, which FRS 21 replaces from 2005, is to remove the requirement to report dividends proposed after the balance sheet date in the profit and loss account, and instead to require disclosures in the notes to the financial statements. This accords with the now generally accepted view that dividends declared after the balance sheet date should not be reported as liabilities. The U.K. Government has announced a parallel change in the law to take effect also in 2005. The Group’s financial statements for periods after December 31, 2004 will be prepared in accordance with IFRS, thus the Group will not be applying U.K. accounting standards after December 31, 2004 and so this implementation date has no impact on the Group’s future financial reporting.

On December 2, 2004 the ASB issued five new financial reporting standards as part of its alignment of the text of U.K. accounting standards with IFRS. The new standards are:

•	FRS 22 (IAS 33) Earnings per Share

•	FRS 23 (IAS 21) The Effects of Changes in Foreign Exchange Rates

•	FRS 24 (IAS 29) Financial Reporting in Hyperinflationary Economies

•	FRS 25 (IAS 32) Financial Instruments: Disclosure and Presentation

•	FRS 26 (IAS 39) Financial Instruments: Measurement

Back to Contents

None of the new standards are required to be applied for accounting periods beginning earlier than January 1, 2005. The Group’s financial statements for periods after December 31, 2004 will be prepared in accordance with IFRS, thus the Group will not be applying U.K. Accounting standards after December 31, 2004 and so the implementation dates of these standards have no impact on the Group’s future financial reporting.

On December 13, 2004 the ASB issued Financial Reporting Standard No. 27 “Life Assurance” (“FRS 27”), which introduces new reporting requirements for companies writing long term (life) business. The requirements in FRS 27 do not apply to accounting periods ending before December 23, 2005. The Group’s financial statements for periods after December 31, 2004 will be prepared in accordance with IFRS, thus the Group will not be applying U.K. Accounting standards after December 31, 2004 and so this implementation date has no impact on the Group’s future financial reporting.

International Financial Reporting Standards (“IFRS”)

The European Union (“EU”) requires that all listed European companies, including banks and insurers, prepare their 2005 consolidated financial statements in accordance with IFRS endorsed by the EU. During 2004, the International Accounting Standards Board (“IASB”) completed its deliberations on its improvement program, and has published all IFRS that are intended to apply for 2005 reporting (the “Stable Platform”). The EU has approved all of the IFRS within the Stable Platform. When approving International Accounting Standard No. 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) the EU did not endorse two sections of IAS 39 as issued by the IASB. The effect of omitting these two sections (the “IAS 39 carve-out”) was firstly to restrict the circumstances in which entities can use the option to value financial liabilities at fair value through profit or loss and secondly to relax the rules for certain types of hedging arrangements. The Group’s accounting policies in 2005 will not be impacted by the IAS 39 carve-out and will be fully compliant with IAS 39 as issued by the IASB. The impact of the adoption of the Stable Platform on the Group’s future financial reporting is described in the section on Adoption of IFRS set out below.

Following the publication of the Stable Platform, the IASB has issued a number of exposure drafts for revisions to existing standards, amendments to existing standards and new standards. Below are listed the developments that are relevant to the Group’s future financial reporting.

On December 16, 2004, the IASB issued an amendment to International Accounting Standard No. 19 “Employee Benefits” (“IAS 19”). The amendment introduces new disclosure requirements that align the requirements more closely with those required under U.S. GAAP and under FRS 17. In addition, the amendment permits an additional option for the treatment of actuarial gains and losses (i.e. unexpected changes in the value of the benefit plan). This option now allows for actuarial gains and losses to be recognized in full in the period as they occur, outside profit or loss, in a statement of recognized income and expense. Where this option is used, the policy must be adopted for all schemes operated by the Group. This treatment is similar to the requirements of FRS 17. The previously allowed options in IAS 19 to recognize all actuarial gains and losses through profit or loss, either in the period in which they occur, or spread over the service life of the employees, remain. The amendments are effective for annual periods beginning on or after January 1, 2006, but early adoption is encouraged. A vote on a draft EU regulation proposing the endorsement of the amendments to IAS 19 was carried at a meeting of member states on May 20, 2005. If the amendments are endorsed by the EU, the Group will apply the amendments at the transition date to IFRS. In particular, the Group will use the option to recognize all actuarial gains and losses in full in the period as they occur, outside profit or loss, in a statement of recognized income and expense. This accounting policy is described in the section on Adoption of IFRS set out below.

On June 16, 2005 the IASB issued an amendment to International Accounting Standard No. 39 “Financial Instruments: Recognition and Measurement—The Fair Value Option”. The amendment addresses concerns from a number of interested parties that the fair value option might be used inappropriately. In Europe, these concerns were recognized when developing the IAS 39 carve-out. The amendment has still to be endorsed by the EU. The Group does not anticipate that the limited revisions to IAS 39 will have a material impact on the Group’s financial condition and results of operations.

Adoption of IFRS

The Group is required to prepare its consolidated financial statements for the year ending December 31, 2005 in accordance with the IFRS endorsed by the EU.

Back to Contents

The Group’s financial statements for the year ended December 31, 2005 will be the first annual financial statements that comply with IFRS. The Group will apply International Financial Reporting Standard No.1 “First Time Adoption of International Financial Reporting Standards” (“IFRS 1”), in preparing these consolidated financial statements.

The Group’s transition date is January 1, 2004 and as such a revised opening balance sheet will be prepared at that date. Consequently, 2004 information will be restated using the accounting policies that will be used in the preparation of the 2005 annual financial statements.

Under IFRS the accounting policies in respect of insurance contracts issued by the Group, including related acquisition costs and related intangible assets, and in respect of reinsurance contracts that the Group holds will remain unchanged from U.K. GAAP.

The significant changes in accounting policies at the date of transition will be:

•	Recognition of the full pension fund deficit on the balance sheet as discussed more fully below;

•	Certain insurance contracts will be reclassified as derivatives as discussed more fully;

•	Elimination of the claims equalization provisions, which are not recognized under IFRS; and

•	All investments will be treated as Available For Sale – Longer Term Investment Return, which is not defined under IFRS, will no longer be used.

IFRS will lead to technical accounting changes and does not affect the fundamentals of how the business is run.

A summary of the other more significant Group accounting policies that the Group expects to adopt at December 31, 2005, together (where applicable) with a description of the main differences from our existing U.K. GAAP accounting policies, is set out below.

Basis of preparation

The consolidated financial statements will be prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, investment property, Group occupied property, financial assets and financial liabilities held for trading and all derivative contracts.

Under U.K. GAAP consolidated financial statements were prepared in accordance with applicable U.K. accounting standards and the SORP issued by the Association of British Insurers in November 2003.

Product classification

Insurance contracts will be those contracts that transfer significant insurance risk at the inception of the contract. Insurance risk is transferred when an insurer agrees to compensate a policyholder if a specified uncertain future event (other than a change in a financial variable) adversely affects the policyholder. Any contracts not meeting the definition of an insurance contract under IFRS will be classified as investment contracts or derivative contracts, as appropriate.

Certain contracts currently classified as insurance contracts under U.K. GAAP will require reclassification as investment contracts or derivative contracts under IFRS, with the movement in fair value of such contracts being reflected in the income statement.

Translation of foreign currencies

The results and financial position of all Group entities denominated in foreign currency will be translated into sterling as follows:

•	assets and liabilities for each balance sheet presented will be translated at the closing exchange rate at the date of that balance sheet;

Back to Contents

•
income and expenses for each income statement will be translated at average exchange rates (which represents a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates);

•	and all resulting exchange differences will be recognized as a component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, will be taken to equity. When a foreign operation is sold, such exchange differences will be recognized in the income statement as part of the gain or loss on sale.

Other exchange differences will be recognized in the income statement.

Goodwill arising on the acquisition of a foreign entity will be treated as an asset of the foreign entity and translated at the closing exchange rate.

Under U.K. GAAP income and expenses of all Group entities denominated in foreign currency were translated into sterling at the closing exchange rate.

Under U.K. GAAP when a foreign operation was sold, historical exchange differences arising from the translation of the net investment into foreign operation were not recognized as part of the gain or loss on sale.

Derivative financial instruments and hedging

Derivatives will be initially recognized in the balance sheet at cost (excluding transaction costs) and subsequently will be remeasured at their fair value. Derivatives will be carried as assets when fair value is positive and as liabilities when fair value is negative.

Transactions will be classified as hedging transactions when the following conditions for hedge accounting can be met:

•	there is a formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge;

•
the hedge is expected to be highly effective in achieving offsetting changes in fair value or cashflows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship;

•	the effectiveness of the hedge can be reliably measured;

•
for cashflow hedges, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cashflows that could ultimately affect profit or loss; and

•	the hedge is assessed on an ongoing basis and determined to have been highly effective.

Dated loan capital is hedged against the net investment in foreign entities. The effective portion of the hedge will be recognized in equity; the gain or loss relating to the ineffective portion will be recognized immediately in the income statement. Gains and losses accumulated in equity will be included in the income statement when the underlying hedged item is derecognized.

Under U.K. GAAP rules for determining the effectiveness of the hedge and documentation requirements were much less stringent and not subject to detailed rules.

Taxation

Taxation in the income statement will be based on profits and income for the year as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior years. U.K. tax in respect of overseas subsidiaries and principal associated undertakings will be recognized as an expense in the year in which the profits arise, except where the remittance of earnings can be controlled and it is possible that remittance will not take place in the foreseeable future, in which case U.K. tax will be based on dividends received.

Back to Contents

Deferred tax will be provided in full using the liability method on temporary differences arising between the tax bases of assets and liabilities and the carrying amounts in the financial statements. Credit will be taken for relief for trading and other losses to the extent that it is probable that future taxable profit will be available against which these losses can be utilized.

Under U.K. GAAP deferred tax was recognized on timing differences as opposed to the temporary differences basis under IFRS. In addition, under U.K. GAAP deferred tax balances were discounted whereas under IFRS, no allowance is made for the time value of money.

Goodwill and intangible assets

Goodwill, being the difference between the cost of a business acquisition and the acquirer’s interest in the net fair value of the identifiable assets and liabilities acquired, will be initially capitalized in the balance sheet at cost and will be subsequently recognized at cost less accumulated impairment losses. The cost of the acquisition is the amount of cash paid and the fair value of other purchase consideration given together with associated expenses. Goodwill will be subject to an impairment review at least annually. If there are indications of impairment, the recoverable amount will be determined. Where the carrying amount is more than the recoverable amount, an impairment will be recognized.

When calculating the goodwill arising on an acquisition, claims provisions will be discounted to present value. Immediately following the acquisition, the claims reserves will be valued at full nominal value. This increase in liabilities will be matched by the recognition of an “intangible asset arising from acquired claims provisions”, representing the present value of future investment income implicit in the claims discount. The intangible asset will be amortized over the expected run off period and will be subject to the liability adequacy test.

Expenditure that increases the future economic benefits arising from computer software in excess of its standard of performance assessed immediately before the expenditure was made, will be recognized as an intangible asset and amortized using the straight line method.

Under U.K. GAAP goodwill was amortized to the Profit and Loss Account on a straight line basis. The period of amortization, which did not exceed 20 years, was determined by an assessment of the useful economic life of the goodwill and was subject to an impairment test only when an indication of impairment existed. Under U.K. GAAP the expenditure capitalized in respect of computer software was more limited than under IFRS.

Property and equipment

Property and equipment will comprise Group occupied land and buildings, fixtures, fittings and equipment (including computer hardware and motor vehicles). These assets will be depreciated over periods not exceeding their estimated useful life after taking into account residual values.

Group occupied property will be stated at fair value, less subsequent depreciation for buildings. All other assets will be stated at depreciated cost. Fair value movements will be recorded in equity.

Fair value will be based on current prices in an active market for similar property in the same location and condition and subject to similar contractual terms of ownership. Valuations will be performed by external professionally qualified valuation surveyors on at least an annual basis, with reference to current market conditions.

An asset’s carrying amount will be written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Under U.K. GAAP Group occupied property was included within land and buildings balance sheet category.

Investments

Investments will be recognized on the balance sheet when the Group becomes entitled to the risks and rewards of an individual investment and derecognized when this interest ceases.

Back to Contents

Under U.K. GAAP the same policy was adopted.

Financial assets

On initial recognition of an investment, it will be categorized as an available for sale financial asset. On subsequent measurement, investments will be measured at fair value with changes in fair value recognized in equity. Where the cumulative changes recognized in equity represent an unrealized loss the individual asset or group of assets will be reviewed to test whether an indication of impairment exists.

For securities whose fair values are readily determined and where the decline in the market price is not temporary in nature, the unrealized loss charged to equity will be reclassified to realized losses for the year.

If the fair value of a previously impaired debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss will be reversed and the reversal recognized in the income statement. Impairment losses on equity investments will not be reversed through the income statement.

Investment income will be recognized in the income statement. Dividends on equity investments will be recognized on the date at which the investment is priced “ex dividend”. Interest income will be recognized using the effective interest method. Unrealized gains and losses on available for sale investments will be recognized directly in equity, except for impairment losses and foreign exchange gains and losses on monetary items (which will be recognized in the income statement). On derecognition of an investment, the cumulative gain or loss previously recognized in equity will be recognized in the income statement.

Assets received as collateral under stock lending arrangements will be recognized together with the related liability to repay the amounts received.

Under U.K. GAAP all realized and unrealized investment gains and losses were reported within the Profit and Loss Account. Realized gains and losses represented the difference between net sale proceeds and the cost of acquisition.

Investments were carried in the balance sheet at market value, for which purpose unlisted investments, mortgages and loans were included at directors’ valuation and properties at professional valuation.

Investment property

Under IFRS, investment property, will comprise freehold and leasehold land and buildings, property held for long term rental yields and not occupied by the Group.

Investment property will be recorded at fair value, measured by independent professionally qualified valuers, who hold a recognized and relevant professional qualification and have recent experience in the location and category of the investment property being valued, on an annual basis or more frequently, with reference to current market conditions. Related unrealized gains and unrealized losses or changes thereof will be recognized in investment income.

Under U.K. GAAP investment property included property occupied by the Group.

Cash and cash equivalents

Under IFRS, cash and cash equivalents will be short-term highly liquid investments that are subject to insignificant changes in value and readily convertible into known amounts of cash. Cash and cash equivalents will comprise balances with less than three months maturity from the date of acquisition.

Under U.K. GAAP only bank current account balances and cash in hand amounts were reported as cash balances.

Dated loan capital

Under IFRS, dated loan capital comprises subordinated bonds which are stated at the consideration received less transaction costs. Subsequently, it will be measured at amortized cost using the effective interest rate method.

Back to Contents

Dated loan capital will be presented as a component of the Group’s capital base as it is in the nature of long term financing.

Under U.K. GAAP the same policy was adopted.

Employee benefits

•	Post retirement benefits

Contributions to defined contribution pension plans will be charged as they become payable.

The amounts charged (or credited where relevant) in the income statement relating to post retirement benefits in respect of defined benefit plans will be as follows:

•	the current service cost;

•	the past service costs for additional benefits granted in the current or earlier periods;

•	the interest cost for the period;

•	the impact of any curtailments or settlements during the period; and

•	the expected return on plan assets (where relevant).

The current service cost in respect of defined benefit plans will comprise the present value of the additional benefits attributable to employees’ services provided during the period.

The present value of defined benefit obligations and the present values of additional benefits accruing during the period will be calculated using the accrued benefit method.

Past service costs will arise where additional benefits are granted. The cost of providing additional benefits will be recognized on a straight line basis over the remaining period of service until such benefits vest. The cost of providing additional benefits that vest on their introduction will be recognized immediately.

The calculation of the present value of accrued benefits will include an actuarial assumption of future interest rates which will be used to discount the expected ultimate cost of providing the benefits. The discount rate will be determined at each balance sheet date by reference to current market yields on high quality corporate bonds identified to match the currency and estimated term of the obligations. The interest cost for the period will be calculated by multiplying the discount rate determined at the start of the period by defined benefit obligations during the period.

The change in the present value of the defined benefit obligation and the changes in the fair value of plan assets resulting from any curtailments and settlements of scheme liabilities during the period will be recognized in the income statement. Additionally, any previously past service costs related to these liabilities will be recognized in the gains or losses on settlement and curtailment.

The expected return on plan assets will be calculated using market expectations, at the beginning of the period, of the investment returns on plan assets over the entire life of the related obligations.

Actuarial gains and losses will arise from changes to actuarial assumptions when revaluing future benefits and from actual experience in respect of plan liabilities and investment performance of plan assets being different from previous assumptions. Actuarial gains and losses will be recognized as a component of equity.

The value recognized in the balance sheet for each individual post retirement plan, will be calculated as follows:

•	the present value of defined benefit obligation of the plan at the balance sheet date;

•	minus any past service cost not yet recognized;

•	minus the fair value at the balance sheet date of the plan assets out of which the obligations are to be settled directly.

Back to Contents

Under U.K. GAAP, the cost of providing pension benefits was accounted for over the employees’ working lives on a systematic basis as advised by qualified actuaries. The accrual or prepayment included on the balance sheet represented the difference between the expenses charged in the income statement and the cash paid into the scheme. Under IFRS, the full pension asset or deficit will be carried on the balance sheet.

•	Share based compensation

The value of the employee share options and other share based payments will be calculated at fair value at the grant date using appropriate and recognized option pricing models.

Vesting conditions, other than market conditions, will not be taken into account when estimating the fair value of such awards but will be taken into account by adjusting the number of equity instruments included in the ultimate measurement of the transaction amount. The value of the awards will be recognized on a systematic basis over the period during which the employment services are provided.

Under U.K. GAAP, no charges were reflected in the Profit and Loss account for share based compensation other than in respect of long term incentive scheme interests.

Dividend distribution

Dividends will be recognized as a liability when the dividends are approved.

Under U.K. GAAP, all dividends relating to an accounting period that were proposed up to the date of the approval of the financial statements by the Board of Directors were accrued in that accounting period.

IFRS 1 Exemptions

In order to make the transition to IFRS easier, IFRS 1 allows some exemptions from full retrospective application of certain standards. In preparing consolidated financial statements in 2005, the Group will apply the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The Group has elected to apply the following optional exemptions from full retrospective application:

Business combinations exemption

The Group will apply the business combinations exemption in IFRS 1. It will not restate business combinations that took place prior to the January 1, 2004 transition date.

Cumulative translation differences exemption

The Group has elected to set the previously accumulated cumulative translation gains and losses to zero at January 1, 2004. This exemption will be applied to all foreign operations in accordance with IFRS 1.

Designation of financial assets and financial liabilities exemption

The Group will reclassify various securities as available for sale investments with fair value movements recognized in equity.

Insurance contracts exemption

The Group will apply the transitional provisions in IFRS 4, Insurance Contracts, which leaves existing accounting policies for insurance contracts unchanged.

The Group will apply the following mandatory exceptions from retrospective application:

Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognized before January 1, 2004 will not be rerecognized under IFRS.

Hedge accounting exception

Management will claim hedge accounting from January 1, 2004 only if the hedge relationship meets all the hedge accounting criteria under IAS 39.

Back to Contents

Estimates exception

Estimates under IFRS at January 1, 2004 will be consistent with estimates made for the same date under U.K. GAAP.

The Group has also chosen to opt for early adoption of International Financial Reporting Standard No. 5 Non Current Assets Held for Sale and Discontinued Operations. The 2004 financial statements will be amended to comply with the relevant requirements.

U.S. GAAP

In July 2004, the EITF reached a final consensus on Issue 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock If the Investor Has the Ability to Exercise Significant Influence Over the Operating and Financial Policies of the Investee” (“EITF 02-14”). The EITF concluded that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The Group is currently assessing the impact of EITF 02-14 on its results of operations, financial condition and liquidity.

On December 15, 2004, the FASB released its final revised standard entitled FASB Statement No. 123R, Share-Based Payment (“FAS 123R”), which will significantly change accounting practice with respect to employee stock options for both public and non-public companies. FAS 123R requires that a public entity measure the cost of equity based service awards based on the grant-date fair value of the award (with limited exceptions). The cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. A public entity will initially measure the cost of liability based service awards based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The Group is currently assessing the impact of FAS 123R on its results of operations, financial condition and liquidity.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

There are presently eight directors in office, including three executive directors. Our current directors, each of whose business address is 9th Floor, One Plantation Place, 30 Fenchurch Street, London EC3M 3BD, and their other significant directorships are as follows:

Name	Position	Director Since	Age	Other Significant Directorships

John Napier (1)	Chairman	2003	62	Kelda Group plc

George Culmer (2)	Chief Financial Officer	2004=	42	None

Noel Harwerth (3)	Director	2004+	57	International Tax and Investment Center Sumitomo Mitsui Banking Corporation Europe Limited Tube Lines Limited Metronet Rail BCV Limited Metronet SSL Limited

Andrew Haste (2)	Group Chief Executive	2003	43	None

Edward Lea (3)(4)	Director	2003	63	Redbourn Group plc IDC Plugs Limited MacIntyre Care (charity) Zinanote Properties Ltd Stripematch Ltd Cornerstone Developments (Watford) Ltd

Malcolm Le May (4)	Director	2004+	47	The Preventative Health Company Limited

John Maxwell (1)(3)(4)	Director	2003	60	Provident Financial plc
The Big Food Group plc until (February 11, 2005)
Parity Group plc
Institute of Advanced Motorists
Governor of Royal Ballet School
Chandlers Reach Residents Ltd
DX Services plc
Home Serve plc
London Finance Investment Group plc
Institute of Chauffeurs Ltd
				The Royal Automobile Club Ltd

David Paige (2)	Risk Director	2005*	53	Edgecumbe Consulting Group Ltd

(1)	Member of Nomination Committee.
(2)	Executive Director.
(3)	Member of Audit & Compliance Committee.
(4)	Member of Remuneration Committee.
=	Appointed on May 1, 2004.
+	Appointed on March 30, 2004.
*	Appointed as a director on February 16, 2005.

Stephen Hill and Susan Hooper both retired from the Board on March 30, 2004 and Julian Hance retired from the Board on April 2, 2004. Robert Ayling retired from the Board on August 11, 2004.

Back to Contents

Each director must retire from office at the third annual general meeting after the annual general meeting at which he was last elected, and at the first annual general meeting after which he has been appointed by the Board. A retiring director is immediately eligible for re- election by our shareholders at the annual general meeting at which he is required to retire.

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

Our current Executive Team, other than the executive directors who are named above, is as follows:

Additional Executive Officers	Position	Executive Officer Since

Duncan Boyle	Chief Executive, U.K.	2002
Mark Chambers	General Counsel and Group Company Secretary	2004
Jens-Erik Christensen	Chief Executive, Scandinavia	1998
Antony Latham	Group Director, Global Relationships	2004
Simon Lee	Chief Executive, International Business	2003
Neil Macmillan	Group Chief Auditor	2004
Andrew Nelson	Group Director, Strategic Change and IS	2003
John Tighe	Chief Executive, USA	2003
Paul Whittaker	Group Director, Human Resources	2003

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

The main principles are:

•	total remuneration will be set at a level which enables the recruitment, retention and incentivization of top class executive talent;

•
there is a strong link between executives’ remuneration and shareholder interests. This principle is reflected in the design of the Share Matching Plan and in the introduction of strengthened share ownership guidelines in 2004;

•
a high proportion of the overall package of its senior executives is conditional on the achievement of business and financial objectives which deliver long term shareholder value; there is a strong and visible link between remuneration and performance;

•	incentive arrangements will be appropriately leveraged so that the highest level of reward is only paid out for exceptional performance;

•
the measures of performance used should appropriately reflect the ability of the business to deliver and grow shareholder value. This requires a balanced approach incorporating short and long term business metrics which reflect the strength and performance of the business, together with a robust assessment of personal contribution; and

•	remuneration policies and practices will be transparent to shareholders.

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

Back to Contents

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

Compensation for executives consists of five principal elements:

•	a base salary;

•	an annual bonus, based on the performance of the Group as a whole, the individual and, where appropriate, the applicable business unit;

•	Share Matching Plan awards;

•	participation in executive share option plans; and

•	pension plans and other benefits.

Compensation

The table below presents total compensation for each of our directors, including those directors who resigned in 2004 or subsequently, and for our Executive Team members as a group excluding our executive directors, for the year ended December 31, 2004.

Name	Salary and Fees	Allowances and Benefits	Bonuses	Total

	(£ in thousands)
Executive directors (1) (2)
George Culmer (appointed May 1, 2004) (3)	253	111	327	691
Andrew Haste (4)	700	219	672	1,591
Non-executive directors (1)
Noel Harwerth (appointed March 30, 2004)	27	—	—	27
Malcolm Le May (appointed March 30, 2004)	27	—	—	27
Edward Lea	45	—	—	45
John Maxwell	45	—	—	45
John Napier	250	—	—	250
Directors who left during 2004 (1)
Robert Ayling (retired August 11, 2004)	21	—	—	21
Julian Hance (retired April 2, 2004) (5)	114	31	—	145
Stephen Hill (retired March 30, 2004)	9	—	—	9
Susan Hooper (retired March 30, 2004)	9	—	—	9
Executive Team (as a Group)	2,398	167	1,759	4,324

(1)	Directors who were appointed or who left during the year were paid their base salary or fees pro rata.
(2)
David Paige, Group Risk Director, joined the Group on February 1, 2005 and was appointed a director of the Group on February 16, 2005. His annual base salary on appointment was £330,000. His service contract continues until terminated by the Group or David Paige on 12 months’ notice. David Paige has elected not to participate in the Royal & SunAlliance U.K. Pension Scheme 2002; instead he receives 17.5% of basic salary paid monthly as a retirement allowance. He will be entitled to participate in annual bonus and long term incentive plans in 2005. He will also be entitled to participate in a number of benefits available to other senior managers including life assurance at the rate of four times base salary, sickness and ill health early retirement benefits, private medical insurance and car benefit which provides a choice between a car and a monthly car allowance.

(3)
George Culmer’s salary was for eight months of the year following his appointment in May 2004. He received an annual performance bonus of £326,800 in respect of bonus year 2004. His allowances include £93,000 as compensation for a bonus lost on leaving his prior employment. Additionally he received car benefits worth £17,000 and life assurance benefits worth £1,000.

Back to Contents

(4)
Andrew Haste received an annual performance bonus of £672,000 in respect of bonus year 2004. His allowances include, a percentage of basic salary as a retirement allowance, paid monthly. The percentage rate of the retirement allowance increases each year from the month in which he attains the next age. During 2004, the rate of allowance was 25% and the amount paid was £175,000. Benefits do not include any provision for accommodation. Additionally he received car benefits worth £39,000, life assurance benefits worth £4,000 and medical benefits worth £1,000.

(5)
Julian Hance left the Group in April 2004. His allowances included an amount in respect of accrued holiday pay of £23,000. Additionally he received car benefits worth £7,000 and medical benefits worth £600.

The aggregate compensation for our directors, including amounts received from subsidiaries and gains on exercise of share options, for the year ended December 31, 2004 was £2.9 million.

Base Salary

The Remuneration Committee believes that individual remuneration levels should be appropriate to the scale of responsibility and performance of each individual as well as being market competitive. In deciding appropriate levels the Committee’s policy is to relate base salaries to the mid market pay levels of companies of similar size and complexity operating in the U.K. and internationally in insurance and related financial services. Salaries are reviewed annually and any increases determined with reference to movements in median pay in the external marketplace, and taking into account of the performance of the executive.

Annual Performance Bonus

The executive directors and members of the Executive Team are entitled to participate in an annual performance bonus plan. If challenging business and personal targets are met, participants receive a bonus of up to 50% of base salary. For outstanding performance a bonus of up to 100% of salary is achievable. Business performance is the principal measure of performance, measured against Combined Operating Ratio (“COR”) targets for each of the Group’s ongoing global businesses. Due to the particular nature of the business portfolio in the United States, a special suite of metrics has been developed for this business.

COR was chosen as the preferred business measure because it is the single indicator which most fully captures the underlying strength and performance of an insurance business, incorporating the effectiveness of underwriting discipline, claims management and expense control.

The balance of the annual bonus is determined with reference to performance against detailed and specific personal objectives. These typically include financial, customer, risk management, compliance and controllership, people management and business improvement targets. The Remuneration Committee reviews and approves the executive directors’ objectives early in each financial year. The performance of each executive director and each member of the Executive Team is rigorously assessed annually. Reviews take account of performance against personal objectives and appropriate leadership style. In the case of the Group Chief Executive, this assessment is carried out by the Chairman and members of the Committee. The Group Chief Executive carries out the assessment for each of his direct reports, subject to review and signoff by the Committee in the case of executive directors.

Details of the bonuses paid to executive directors are included in the table of directors’ emoluments above. These reflect continued progress in the restructuring and financial performance of the Group.

The structure of the 2005 bonus plan will be broadly similar to the 2004 arrangements described above.

Long Term Incentive Schemes

Share Matching Plan (“the Plan”)

Shareholder approval was obtained at the 2004 Annual General Meeting for the Plan which operates for two financial years only. Awards granted in 2005 will be the final awards under the Plan. The Plan operates as follows:

•	Executive directors and other selected executives may receive Deferred Share Awards equal to 33% of the gross annual cash bonus paid to them in respect of performance in the previous financial year.

•	Deferred Share Awards are held in trust for three years and are normally forfeited upon leaving, but no further performance conditions apply.

Back to Contents

•
Participating executives may also receive Matching Share Awards in respect of a maximum of three times the number of Deferred Shares awarded, subject to the achievement of demanding Total Shareholder Return (“TSR”) targets over a single two year period. TSR performance is measured relative to FTSE 100 companies (50%) and relative to a financial services comparator group (50%). The companies selected for the financial services comparator group are: Aegon, Legal & General Group, Allianz Group, Old Mutual, AXA, Prudential, Aviva, RAS, Generali and Zurich Financial Services.

•
If TSR performance is below median, no Matching Share Awards vest. Shares under Deferred Share Awards are matched in the ratio 1:1 at median performance; 2:1 at upper quartile performance, 3:1 at the maximum level of performance (upper decile for the FTSE comparator group and first place for the financial services comparator group), and pro rata in between.

•	Additionally, no Matching Share Awards vest unless the Committee is satisfied that there has been a sustained improvement in the underlying performance of the Company over the performance period.

•	Matching Share Awards vest on the third anniversary of the date of grant to the extent that the TSR performance conditions have been met.

TSR was selected as the measure of long term company performance in order to provide a clear alignment between the interests of executives and shareholders. The Group’s TSR performance is independently calculated and verified by the Remuneration Committee for the purposes of the Plan.

The Plan was designed to meet the needs of the business during the critical recovery period of 2004 and 2005. In recognition of the challenges faced by executives during this period, the Plan provides significant rewards to executives, but only if exceptional shareholder value is delivered.

Awards under the Plan are funded through a combination of new issue and shares purchased in the market.

Executive Share Option Scheme (“ESOS”)

Awards of executive share options are made under the ESOS to executive directors and other senior managers outside the United States. Awards are currently made twice a year.

Each individual’s award is directly related to an assessment of their personal performance and potential. Awards of up to one times base salary per year, or more if circumstances justify, are made.

Awards to executives and senior managers below Executive Team level are determined with reference to a formula which relates the award to personal performance and potential. This performance-based distribution policy compares with the more traditional approach whereby the size of award is determined with reference to base salary, irrespective of performance. As part of our global talent management and retention strategy, a number of awards are also made at each grant to non-management employees identified as “high potential”.

Options vest in full at the end of the third year following the year of grant if the Group has achieved a net real rate of return on capital (“ROC”) of at least 6% per annum when averaged over the period (excluding items of an exceptional nature, which in the view of the Committee do not reflect the underlying financial performance of the business). One retest is allowed at the end of the fourth year following the year of grant, but if the performance condition has not been met over the full four year period, the options lapse. Grants made in 2005 will be the last to incorporate a retest.

ROC was adopted as the performance condition for grants of options in 1998 and has been used for all subsequent grants. ROC was chosen as an appropriate measure of the underlying financial strength of the company, and its capacity to deliver and grow shareholder value.

No options are granted at an exercise price below market value on the date of grant. ESOS may be funded through a combination of new issue of shares and shares purchased in the market. Dilution levels for all schemes are held strictly within ABI limits, 10% over ten years for all schemes and 5% for discretionary schemes.

Back to Contents

Equity Incentive Scheme for U.S. Employees

In 2000 shareholders approved an alternative share option scheme for U.S. managers based on U.S. market practice. Grants of options over American Depositary Receipts (ADRs), each being equivalent to five ordinary shares in the Group, are made no more than twice a year. See “—Options to Purchase Securities from Registrant or Subsidiaries” below.

Share ownership guidelines

Strengthened share ownership guidelines were introduced in 2004 for executive directors and members of the Executive Team. The Group Chief Executive is required to build and to retain a minimum shareholding of Royal & Sun Alliance Insurance Group plc shares equivalent to 150% of base salary. The other executive directors have a target of 100% of base salary and other members of the Executive Team have a target of 50% of base salary. In order to ensure that progress is made towards this target, executives are required to retain shares to a value of 50% of the net of tax gain under all executive schemes until the relevant guideline is attained.

Pension Benefits

Non-executive directors are not entitled to any pension benefits. The tables below present the pension benefits earned by each of the executive directors as participants in our defined benefit schemes as of December 31, 2004. The total amount set aside by the Group and its subsidiaries to provide pension benefits for the Executive Team members as a group, other than our executive directors, was £440,000.

Name	Change in accrued pension in year	Total accrued pension at December 31, 2004	Transfer value of total accrued pension at December 31, 2004 (1)	Transfer value of total accrued pension at December 31, 2003 (1)	Difference in transfer values less member’s contributions (2)
	£	£	£	£	£

Andrew Haste (3)(4)(5)(6)	1,737	2,976	25,254	8,906	11,286
Directors who left during 2004
Julian Hance (resigned April 2, 2004) (3)(6)(7)(8)	2,448	161,700	3,616,569	1,424,700	2,191,869

(1)	Transfer values have been calculated in accordance with the guidance note ‘GN11’ published by the U.K. Institute of Actuaries and Faculty of Actuaries.
(2)
The difference in transfer values reflects the difference between the two transfer values calculated using relevant information on the respective dates and is not necessarily the actuarial increase of the underlying pension.

(3)
The accrued pension figures shown are the annual amounts of member’s pension payable from normal retirement age. Increases to pensions when in payment are applied in accordance with the relevant scheme rules. On the death of the member leaving a surviving spouse and/or children, spouses and/or children’s pensions are payable in accordance with scheme rules.

(4)	The benefits shown above in respect of Andy Haste relate to his membership of a defined benefit pension scheme up to the earnings cap.
(5)
For Andy Haste the increase in his accrued pension during the year, excluding the effects of inflation, was £1,698 per annum. The difference in transfer value during this period, excluding the effects of inflation and less his contributions was £9,347.

(6)
Andy Haste is required to contribute to the scheme and Julian Hance was not. Both have had the option of paying Additional Voluntary Contributions (AVCs). Neither voluntary contributions nor the resulting benefits are included in the table.

(7)
Julian Hance left the Company in April 2004 with an entitlement to a pension from his normal retirement age (62) of £161,700 per annum which is shown in the table above. The pension could commence earlier than normal retirement age, and if so, would normally be subject to an actuarial reduction, but as part of his severance terms, he is allowed to take the pension from age 50 without the application of any actuarial reduction. The transfer value at December 31, 2004 shown in the table above allows for early retirement from age 50 on an unreduced basis. Of the amount shown, £1,938,646 relates to the value of being able to take the pension at age 50 on an unreduced basis compared with the value of the pension ordinarily available from normal retirement age.

(8)
For Julian Hance, allowing for the effects of inflation, there was a reduction in his accrued pension during the year of £2,489 per annum because the few months of extra accrual during 2004 on an unchanged salary were less than the effects of inflation on his accrued pension at December 31, 2003. However, allowing for the early retirement feature mentioned in note 6 the transfer value of the increase excluding the effects of inflation was £1,912,832 at December 31, 2004.

George Culmer participates in a contributory defined contribution scheme (Royal & SunAlliance U.K. Pension Scheme 2002) and receives annual contributions worth 15% of base salary, subject to an employee

Back to Contents

contribution of 5% of salary up to Inland Revenue contribution limits. Company contributions paid in 2004 were £38,000.

David Paige has elected not to participate in the Royal & SunAlliance U.K. Pension Scheme 2002.

Other Benefits

In addition, the executive directors participate in a number of benefits available to other executive and senior managers including life assurance at the rate of four times base salary, sickness and ill-health early retirement benefits and private medical insurance. They have a choice between a company car and a monthly cash car allowance. They are also eligible to participate in the Royal & Sun Alliance International Sharesave (“SAYE”) Plan.

Service Contracts

The Remuneration Committee’s policy on executive directors’ service contracts is that they should be subject to a maximum notice period of one year. However, in the event of termination on performance grounds the Committee’s policy in all cases would be to seek and apply mitigation, specifically the phasing of any severance payments.

Andrew Haste’s service contract commenced on April 2, 2003 and continues until terminated by the Company or by Andrew Haste on 12 months’ notice. Exceptionally, when Andrew Haste was appointed Group Chief Executive, the Remuneration Committee agreed that, in the event of termination other than on grounds of gross misconduct, he would be entitled, within the first three years following his appointment or within two years of a change of control occurring before the third anniversary of his appointment, to liquidated damages equal to one year’s base salary, the average of any annual bonuses paid during the previous two years and one year’s pension contributions and other taxable benefits.

George Culmer’s service contract commenced on May 1, 2004 and continues until terminated by the Company or George Culmer on 12 month’s notice.

Julian Hance’s service contract commenced on April 1, 1997. He gave 6 months’ notice which resulted in the termination of his contract on April 4, 2004. Had he not done so, his contract would have been terminable by the Company on 12 months’ notice.

David Paige’s service contract commenced on February 1, 2005 and continues until terminated by the Company or David Paige on 12 months’ notice.

External Directorships

Where appropriate the Group encourages directors and senior managers to accept, subject to the approval of the Chairman and the Group Chief Executive, an invitation to join the Board of another company in a non-executive capacity, recognizing the value of such wider experience. In these circumstances, managers are permitted to retain the remuneration from the non-executive appointment.

Non-Executive Directors

All non-executive directors have letters of appointment which set out the terms and conditions of their appointment. Non-executive directors are not entitled to bonus payments or pension arrangements, nor do they participate in the Group’s long term incentive plans.

Under the Group’s Articles of Association, the remuneration paid to non-executive directors is determined by the Board, within limits set by shareholders. The fee paid to each non-executive director for 2004 was £35,000 per annum, with an additional fee of £10,000 per annum for chairing the Audit & Compliance or Remuneration Committees, to reflect the additional time commitment and responsibility involved. With the exception of the Chairman, non-executive directors’ fees have remained unchanged for five years. It is expected that fee levels and the structure of fee payments for non-executive directors will be reviewed by the Board during 2005.

The Remuneration Committee has delegated authority to the Board to determine the Chairman’s remuneration. John Napier’s letter of appointment was effective from January 9, 2003 and is for an initial period

Back to Contents

of three years. It may be terminated earlier by the Chairman on three months’ notice to the Group. The fee payable to John Napier in respect of his appointment as Chairman of the Company (effective March 17, 2003) has been at the rate of £250,000 per year. This figure was agreed by the Board, having taken advice from the Group’s independent remuneration consultants that it was comparable to that paid for similar appointments in international and financial services companies.

Edward Lea and John Maxwell both have letters of appointment which are effective from July 10, 2003, and request one month’s notice should they wish to resign. Noel Harwerth and Malcolm Le May have letters of appointment effective from March 30, 2004 which request one month’s notice should they wish to resign.

Employees

The average number of employees of the Group during each of the years set forth below was as follows:

	Average number for the year ended December 31,
	2004	2003	2002

United Kingdom	11,870	17,017	21,574
Scandinavia	7,298	7,857	7,947
United States	2,822	5,226	6,727
International	6,365	7,018	8,396
Australia and New Zealand	—	2,039	5,835

Total	28,355	39,157	50,479

Options to Purchase Securities from Registrant or Subsidiaries

In 1999, our shareholders at the annual general meeting approved the introduction of the ESOS. This followed a detailed review by our Remuneration Committee into the effectiveness of our prior ESOS.

Awards of executive share options are targeted to reward and encourage high performance. Our executive directors and other senior executives are eligible to receive bi-annual grants of options in an amount of ordinary shares calculated by reference to personal performance and potential. When that level of options exceeds four times remuneration, these grants are funded by way of ordinary shares purchased in the market and retained in a trust. All participants are encouraged to build up a shareholding. Strengthened share ownership guidelines were introduced in 2004 for executive directors and members of the Executive Team. The Group Chief Executive is required to build and retain a minimum shareholding of Royal & Sun Alliance Insurance Group plc shares equivalent to 150% of base salary. The other executive directors have a target of 100% of base salary and other members of the Executive Team have a target of 50% of base salary. In order to ensure that progress is made towards this target, executives are required to retain shares to a value of 50% of the net of tax gain under all executive schemes until the relevant guideline is attained.

Grants of executive options made since 1998 vest in full at the end of the third year following the year of grant if the Group has achieved an ROC of at least 6% when averaged over the period (excluding items of an exceptional nature which in the view of the Committee do not reflect the underlying performance of the business). One retest is allowed at the end of the fourth year following the year of grant, but if the performance condition has not been met over the full four year period, the options lapse. Grants made in 2005 will be the last to incorporate a retest. The performance condition is subject to annual review by the Remuneration Committee. Executive share options granted between 1996 and 1997 were subject to the performance condition that average total shareholder return must at least equal the median of the FTSE 100 companies for a period of three years prior to exercise. Total shareholder return is based upon share price and cumulative dividends.

In 2000 the Royal & Sun Alliance Insurance Group plc Equity Incentive Scheme for U.S. Employees (the “Equity Incentive Scheme”) was approved by the Remuneration Committee. Under the Equity Incentive Scheme, options may be issued to purchase ADSs. At the 2001 annual general meeting the Equity Incentive Scheme was approved by the Company’s shareholders permitting options granted under the Equity Incentive Scheme to be satisfied by ADSs funded by newly issued shares. Vested options granted under the Equity Incentive Scheme are normally exercisable up to ten years from the date of grant. Options granted prior to

Back to Contents

October 2003 do not vest until year seven unless performance conditions relating to the Group’s U.S. operation’s return on capital targets are met. Options will vest at a rate of 25% per year for each year in which the U.S. operation’s return on capital exceeds 6%, at a rate of 30% per year for each year in which the U.S. operation’s return on capital exceeds 8% and at a rate of 40% per year for each year in which the U.S. operation’s return on capital exceeds 10%. Options granted since October 2003 are subject to a time-based vesting schedule. 20% of the award vests on the second anniversary of the date of grant, a further 20% vests on the third anniversary of the date of grant and a further 20% vests on the fourth anniversary of the date of grant. Vesting thereafter is at the discretion of the Remuneration Committee but would normally be triggered by job elimination as part of the restructuring of our U.S. business. Participants are required to build and retain a minimum holding of shares relative to their salary.

In addition to the Equity Incentive Scheme, there are two other employee benefit plans pursuant to which employees of the Group’s U.S. operations can acquire ADSs. The Royal & SunAlliance 401(k) Account (the “401(k) Account”) is a tax qualified retirement plan under which U.S. employees who participate in the plan may periodically purchase shares in the Royal & SunAlliance Stock Fund through automatic payroll deductions. The Royal & SunAlliance Stock Fund is a unitized stock fund that invests primarily in the Company’s ADSs. Participants may also acquire shares in the Royal & SunAlliance Stock Fund by exchanging assets in other plan investment options. Under this plan, which was implemented in July 2001, shares are accumulated and held in trust until a participating employee’s retirement or separation from service.

The Royal & Sun Alliance Insurance Group plc Employees’ Stock Purchase Plan for U.S. Employees (“ESPP”), is another plan pursuant to which U.S. employees were permitted to acquire ADSs through automatic payroll deductions. This plan was suspended in 2004. The last purchase date on behalf of plan participants was August 31, 2004. Under this plan, which was implemented in September 2001, shares were automatically purchased for participating employees’ accounts twice per year at a 15% discount from the fair market value of the ADS on either the first business day of the annual offering period or the purchase date, whichever was the less. The ESPP was approved in May 2001 by the Group’s shareholders permitting the use of newly issued shares to fund ADSs purchased under the plan.

In May 2004 a Share Matching Plan was approved by shareholders of the Group. Grants to selected senior executives globally will be made under this plan in 2004 and 2005 at the discretion of the Remuneration Committee. See “—Long Term Incentive Schemes” above.

In the United States this plan operates over notional ADSs. Awards are made in cash (subject to tax withholding) three years from grant.

As of May 31, 2005, our employees held options under SAYE exercisable within 6 months after maturity, to subscribe for 48,860,664 ordinary shares at prices ranging between 66p and 354p per share.

As of May 31, 2005, our employees also held options under the ESOS, potentially exercisable between three and ten years after grant, to subscribe for 73,537,973 ordinary shares at prices ranging between 58.96p and 444.88p per share.

As of May 31, 2005, our employees also held options under the Equity Incentive Scheme, potentially exercisable between one and ten years after grant, to subscribe for 13,292,295 ordinary shares at prices ranging between 92.4p and 439.38p per share.

Back to Contents

The table below presents changes in option holdings of our Executive Team members, including our executive directors, during the year ended December 31, 2004.

Name	Plan	Options held at January 1, 2004 or on appointment	Options granted during the period	Options exercised during the period	Options lapsed during the period	Exercise price	Market price at date of exercise	Gains on exercise	Options held at December 31, 2004 (1)

						p	p	£
Executive directors:
George Culmer	ESOS	—	981,012	—	—	—	—	—	981,012
	SAYE	—	—	—	—	—	—	—	—
Julian Hance	ESOS	568,392	—	—	—	—	—		568,392
	SAYE	1,083	—	—	—	—	—	—	1,083
Andrew Haste	ESOS	4,351,616	1,364,089	—	—	—	—	—	5,715,705
	SAYE	5,917	10,643	—	—	—	—	—	16,560
Executive officers:
Duncan Boyle	ESOS	481,540	232,345	—	—	—	—	—	713,885
	SAYE	5,770	—	—	5,770	—	—	—	—
Mark Chambers	ESOS	—	526,315	—	—	—	—	—	526,315
	SAYE	—	—	—	—	—	—	—	—
Jens-Erik Christensen	ESOS	525,622	236,021	—	—	—	—	—	761,643
	SAYE	—	5,801	—	—	—	—	—	5,801
Richard Emmott (2)	ESOS	86,580	—	—	—	—	—	—	86,580
	SAYE	—	—	—	—	—	—	—	—
Rick Hudson (3)	ESOS	341,205	—	—	—	—	—	—	341,205
	SAYE	7,801	—	—	—	—	—	—	7,801
Anthony Latham	ESOS	365,320	117,841	—	—	—	—	—	483,161
	SAYE	1,884	—	—	—	—	—	—	1,884
Simon Lee	ESOS	331,049	329,155	—	—	—	—	—	660,204
	SAYE	5,917	10,643	—	—	—	—	—	16,560
Neil Macmillan	ESOS	13,480	311,641	—	—	—	—	—	325,121
	SAYE	—	6,102	—	—	—	—	—	6,102
Jan Miller (4)	ESOS	248,484	—	—	41,104	—	—	—	207,380
	SAYE	5,569	—	—	—	—	—	—	5,569
Andrew Nelson	ESOS	430,929	151,315	—	—	—	—	—	582,244
	SAYE	—	—	—	—	—	—	—	—
John Tighe	ESOS	779,400	625,000	—	—	—	—	—	1,404,400
	SAYE	—	—	—	—	—	—	—	—
Paul Whittaker	ESOS	421,196	290,431	—	—	—	—	—	711,627
	SAYE	3,444	6,102	—	—	—	—	—	9,546

(1)	Represents options upon termination of directorship or officership for directors and officers departing during 2004.
(2)	Richard Emmott resigned from the Company on August 31, 2004.
(3)	Rick Hudson resigned from the Company on July 30, 2004.
(4)	Jan Miller retired from the Company on September 30, 2004.

Back to Contents

The table below presents options to acquire ordinary shares held by our Executive Team members, including our executive directors, as of May 31, 2005 as a result of executive and savings related share option plans.

	Number of
	ordinary shares	Weighted average	Dates exercisable (3)
	underlying	exercise
Name	options	price (1)(2)	From	To

		p
Executive Directors:
George Culmer	1,768,512	78.5	06/14/07	04/08/15
Andrew Haste	7,176,015	73.6	04/02/07	04/08/15
David Paige	825,000	80.0	04/08/08	04/08/15
Executive Officers:
Duncan Boyle	830,916	268.4	09/10/00	04/08/15
Mark Chambers	920,065	77.3	11/18/07	04/08/15
Jens-Erik Christensen	888,689	245.7	09/15/01	04/08/15
Anthony Latham	664,986	236.2	04/13/98	04/08/15
Simon Lee	1,202,701	86.9	06/04/06	04/08/15
Neil Macmillan	653,198	81.9	06/04/06	04/08/15
Andrew Nelson	1,056,619	92.6	06/04/06	04/08/15
John Tighe	1,404,400	171.8	12/12/03	04/08/15
Paul Whittaker	1,172,579	86.9	06/04/06	04/08/15

(1)
Options granted in June 2004 and November 2004 under the ESOS were granted at option prices of 79.0p and 76.0p respectively, which was not less than the average of middle-market quotations for the shares of the Group on the five business days prior to the date of grant.

(2)
The official closing middle-market price at its highest during 2004 was 109.25p per share and at its lowest was 68.75p per share. On the last dealing day of the year, the official closing middle-market price was 77.5p per share. The official closing middle-market price on May 31, 2005 was 77.0p per share.

(3)
Options granted under the executive share options scheme are potentially exercisable between three and ten years after grant. Current policy is that the exercise of options under Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme is conditional upon the Group delivering an annual ROC which exceeds inflation by an annual average of at least 6% over a three year period. The exercise of previously issued executive share options under the Scheme between 1996 and 1997 is conditional upon the Group achieving an average total shareholder return exceeding the median of the FTSE 100 companies for a period of three years prior to exercise. No performance conditions apply to options granted prior to 1996 on other schemes.

No other Executive Team members or directors held options as of May 31, 2005.

Full details of all directors’ shareholdings and options to subscribe for shares are recorded in the Group’s Register of Directors’ Interests which is open to inspection in accordance with the provisions of the Companies Act 1985.

Back to Contents

The table below presents changes in long term incentive scheme interests held by our Executive Team members, including our executive directors, during the year ended December 31, 2004 and long term incentive scheme interests held at May 31, 2005 in respect of the ordinary shares of the Company as a result of the Share Matching Plan.

Name	Plan	Share awards held at January 1, 2004 or on appointment	Share awards granted during the period	Share awards held at December 31, 2004 (1)(2)	Share awards held at May 31, 2005 (3)

				£
Executive directors:
George Culmer	Deferred Share Awards	—	—	—	128,938
	Matching Share Awards (4)	—	—	—	386,814
Julian Hance	Deferred Share Awards	—	—	—	—
	Matching Share Awards	—	—	—	—
Andrew Haste	Deferred Share Awards	—	197,046	197,046	462,182
	Matching Share Awards (4)	—	591,138	591,138	1,386,546
David Paige (5)	Deferred Share Awards	—	—	—	65,100
	Matching Share Awards (4)	—	—	—	195,300
Executive officers:
Duncan Boyle	Deferred Share Awards	—	100,493	100,493	215,543
	Matching Share Awards (4)	—	301,479	301,479	646,629
Mark Chambers	Deferred Share Awards	—	31,564	31,564	31,564
	Matching Share Awards (4)	—	94,692	94,692	94,692
Jens-Erik Christensen	Deferred Share Awards	—	90,696	90,696	208,167
	Matching Share Awards (4)	—	272,088	272,088	624,501
Richard Emmott (6)	Deferred Share Awards	—	15,427	—	—
	Matching Share Awards (4)	—	46,281	—	—
Rick Hudson	Deferred Share Awards	—	—	—	—
	Matching Share Awards (4)	—	—	—	—
Anthony Latham	Deferred Share Awards	—	—	—	—
	Matching Share Awards (4)	—	—	—	—
Simon Lee	Deferred Share Awards	—	43,327	43,327	139,409
	Matching Share Awards (4)	—	129,981	129,981	418,227
Neil Macmillan	Deferred Share Awards	—	17,285	17,285	70,336
	Matching Share Awards (4)	—	51,855	51,855	211,001
Jan Miller	Deferred Share Awards	—	—	—	—
	Matching Share Awards (4)	—	—	—	—
Andrew Nelson	Deferred Share Awards	—	36,179	36,179	118,758
	Matching Share Awards (4)	—	117,537	117,537	356,224
John Tighe (7)	Deferred Share Awards	—	36,760	36,760	149,375
	Matching Share Awards (4)	—	116,280	116,280	448,125
Paul Whittaker	Deferred Share Awards	—	55,743	55,743	130,313
	Matching Share Awards (4)	—	167,229	167,229	390,939

(1)	Represents options upon termination of directorship or officership for directors and officers departing during 2004.
(2)	Qualifying conditions for share matching plan grants made on June 14, 2004 to be fulfilled by June 14, 2007.
(3)	Qualifying conditions for share matching plan grants made on April 8, 2005 to be fulfilled by April 8, 2008.
(4)
Matching Share Awards are capable of vesting in respect of a maximum of three times the number of Deferred shares awarded, subject to the achievement of demanding total shareholder return (TSR) targets over a single two year period. TSR performance is measured relative to other companies specified by the Remuneration Committee. For awards granted in 2004, TSR will be measured partly relative to FTSE 100 companies and partly relative to the following financial services comparator group companies: Aegon, Legal & General Group, Allianz Group, Old Mutual, AXA, Prudential, Aviva, RAS, Generali and Zurich Financial Services Group. For 50% of the Matching Share Awards, where TSR is measured against the FTSE 100, full vesting will only occur at upper decile performance, vesting will occur in the ratio of shares under Matching Share Awards to shares under Deferred Share Awards of 2:1 at upper quartile performance and vesting in the ratio 1:1 will occur at median performance. For the other 50% of the Matching Share Awards, where TSR is measured against the financial services comparator group, full vesting will occur if TSR is highest in the comparator group, vesting in the ratio 2:1 will occur at upper quartile performance and vesting in the ratio 1:1 will occur at median performance. Matching Share Awards will not vest at below median performance. For awards granted in 2004, the targets will be measured over the period from April 1, 2004 to March 31, 2006. The relevant TSR figures will be averaged over the three months before the beginning and end of this performance period. Additionally, no Matching Shares will vest unless the Committee is satisfied that there has been a sustained improvement in the underlying performance of the Company over the performance period.

(5)
As part of the terms of David Paige’s appointment to the Board it was agreed that he would be granted a deferred share award and a matching share award with equivalent rights to the ones granted pursuant to the Company’s Share Matching Plan.

(6)	The Share Matching Plan awards granted to Richard Emmott during 2004 were withdrawn following his resignation on August 31, 2004.
(7)
The Share Matching Plan pays out in cash for U.S. participants. The options are described as phantom stock and are based on the U.S. American Depositary Receipt (“ADR”) pricing. The data shown above for John Tighe is for information purposes only.

Back to Contents

Shareholdings

The table below presents the number of ordinary shares held by each of our directors and our Executive Team members.

	Shares held at January 1,		Shares held at December 31,		Shares held at May 31,
Name	2004	(1)	2004	(2)	2005	(3)

Directors:
George Culmer (4)	—		34,843		97,736
Noel Harwerth (5)	—		34,000		34,000
Andrew Haste (4)	50,578		258,910		385,731
Edward Lea	13,100		116,128		241,128
Malcolm Le May	—		—		—
John Maxwell	138,300		140,046		140,046
John Napier	260,000		275,174		275,174
David Paige (4)	—		—		31,167
Former Directors:
Robert Ayling	1,090		1,090		1,090
Julian Hance (4)	60,454		60,454		60,454
Stephen Hill	—		—		—
Susan Hooper	7,414		7,414		7,414
Executive Officers: (6)
Duncan Boyle	14,634		14,634		14,634
Mark Chambers	2,642		2,642		2,642
Richard Emmott	—		—		—
Rick Hudson	65,769		65,983		65,983
Jens-Erik Christensen	—		—		—
Anthony Latham	8,652		8,652		8,652
Simon Lee	—		—		23,700
Neil Macmillan	2,000		2,000		2,000
Jan Miller	91,345		91,710		91,710
Andrew Nelson	50,000		50,000		50,000
John Tighe (7)	17,369		28,921		28,921
Paul Whittaker	2,000		2,000		40,577

(1)	Or on appointment as a director or officer if appointed after January 1, 2004.
(2)	Or on leaving as a director or officer if left before December 31, 2004.
(3)	Or on leaving as a director or officer if left before May 31, 2005.
(4)
In addition to the interests shown above, George Culmer, Andrew Haste and David Paige as at December 31, 2004 and Julian Hance, at his resignation date, had a beneficial interest in 3,038,894 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust No 2.

(5)	Noel Harwerth’s shares are held in the form of 6,800 American Depositary Receipts (ADRs). One ADR represents five ordinary shares.
(6)
In addition to the interests shown above, the officers indicated, in common with our employees, had a beneficial interest as of December 31, 2004 or on date of appointment if subsequent in 12,369,290 ordinary shares of 27.5p each and as of May 31, 2005 in 19,231,580 ordinary shares of 27.5p each in the Royal & Sun Alliance ESOP Trust and they also had a beneficial interest as of December 31, 2004 or on date of appointment if subsequent in 3,038,894 ordinary shares of 27.5p each and as of May 31, 2005 in 4,938,894 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust No 2.

(7)	John Tighe’s shares are held in the form of 5,784.2 ADRs.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are not directly or indirectly owned or controlled by any other corporation or any government.

The table below sets forth the total amount of ordinary shares, notified to us, owned by holders of more than 3% of our shares as well as by our directors and our Executive Team members as a group as of May 31, 2005, including ordinary shares evidenced by American Depositary Shares, or ADSs.

Title of Class	Identity of Person or Group	Number Owned	Percent of Class

Ordinary shares	Brandes Investment Partners	262,768,727	9.10%
Ordinary shares	Legal & General Group plc	110,012,192	3.82%
Ordinary shares	Directors and Executive Team members as a group (17 persons)	1,321,771	0.05%

We do not know of any arrangements which may at a subsequent date result in a change in control of Royal & Sun Alliance.

All shareholders have the same voting rights.

Related Party Transactions

A number of our directors, other key managers, their close families and entities under their control have property and casualty and/or life and asset accumulation policies or products with our subsidiary companies and former subsidiary companies. Such policies and products are on normal commercial terms except that executive directors and key managers are entitled to special rates that are also available to other members of our staff. The Board has considered the financial effect of such insurance policies and other products and other transactions with our companies and has concluded that they are not material to us or to the individuals concerned and, if disclosed, would not influence decisions made by users of this annual report.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements”.

Significant Changes

Except as otherwise disclosed in this annual report, there has been no significant change in our financial position since December 31, 2004.

Legal Proceedings

Litigation and arbitration may affect various companies in our Group as insurers, employers and taxpayers in the normal course of their business. While the ultimate outcome of these proceedings cannot be predicted with certainty, we do not believe that any pending proceedings will have a material adverse effect on our results of operations or financial position.

Student Finance Corporation

In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post-secondary trade schools, primarily truck driving schools. At December 31, 2004 the loan portfolio had a face value of approximately $501 million. In mid July 2002, Royal Indemnity Company, a U.S. subsidiary (“Royal Indemnity”), filed lawsuits in Texas state court, seeking, among other things, rescission of these policies in response to a systematic pattern of alleged fraud, misrepresentation and cover up by various parties, which among other things concealed the loan default rate. Since Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suits is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (“MBIA”) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies.

Back to Contents

Plaintiffs in the Delaware Federal Court actions included Wells Fargo Bank Minnesota, NA (“Wells Fargo”) in its capacity as trustee of a number of securitizations that were collateralized by student loans, and MBIA, which insured the obligations issued through these securitizations, and Wilmington Trust, of which provided interim financing prior to securitization. These actions are all pending in US District Court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgment.

The Court granted summary judgment to MBIA and Wells Fargo on September 30, 2003 and to Wilmington Trust on March 26, 2004. Royal Indemnity appealed each of these judgments; oral arguments on the appeal were heard on January 19, 2005 and the parties await judgment.

Calculated through March 31, 2004, the total amounts awarded by the foregoing summary judgments was approximately $394 million consisting of $379 million to MBIA and Wells Fargo, and $15 million to Wilmington Trust. In April 2005 PNC Bank, one of the plaintiffs in the Delaware actions, agreed to discontinue its part of the legal action following an agreed settlement.

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

World Trade Center

The World Trade Center (“WTC”) claims are subject to litigation in the US District Court for the Southern District of New York. Royal Indemnity bound coverage at different levels in the $3.55 billion coverage structure put in place just prior to the closing in which Silverstein Properties, et al, leased the WTC from the NY-NJ Port Authority. Shortly thereafter, the September 11, 2001 terrorist attack occurred. On September 26, 2003, the Second Court of Appeals affirmed the District Court’s single occurrence ruling as to one layer of Royal Indemnity’s exposure which was bound by the U.S.’s Risk Managed and Global unit under the Willis Property Endorsement (the “WilProp form”). Royal Indemnity has already paid $50 million on that contract.

Royal Indemnity also has three additional layers underwritten by Royal Specialty Underwriting, Inc. (“RSUI”), a different U.S. business unit. On December 6, 2004 a jury in the District Court determined a two occurrence ruling in relation to this and the other carriers participating in that phase of the trial. Post-verdict motions have been filed by R&SA and the other carriers and these actions continue. Of the RSUI-bound layers, losses totaling approximately $3 million, have been paid on a single occurrence basis. The upper layer bound by RSUI, with a limit of $125 million is unpaid pending final resolution of occurrence and damages issues. The ultimate losses may be different from the current estimate due to the uncertainties associated with litigation. The final phase of the WTC litigation relates to damages and, to the extent that losses are recognized on a two occurrence business, apportionment of losses between those occurrences. It is a non-jury appraisal proceeding before a panel of professionals selected by the parties. Appraisal hearings are scheduled to continue until April 2006.

Depending on the ultimate outcome of the litigation, valuation, and damage apportionment between the two buildings, the policies underwritten by RSUI could be exposed, a second time, to the remaining aggregate coverage limits. The ultimate loss to Royal Indemnity may also be lower than its recorded loss as of December 31, 2003 depending on the outcome of the litigation, valuation, and apportionment. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate

Back to Contents

based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Dividend Policy

See “Item 3—Key Information—Dividends”.

ITEM 9. THE OFFER AND LISTING

Trading on the London Stock Exchange

Our ordinary shares are traded on the London Stock Exchange. This is the sole non-United States trading market for the ordinary shares. The London Stock Exchange assigns a normal market size (“NMS”), for each company based on customer turnover. Market makers quote firm prices at a minimum of the NMS level allocated to a particular company. For all companies with an NMS of more than 1,000 shares, information such as best bid and offer prices, latest price traded and accumulated volumes is available. Our ordinary shares have an NMS of 200,000.

The table below sets forth the highest and lowest middle-market quotations for our ordinary shares as derived from the Official List of the U.K. Listing Authority and the closing price of the London Stock Exchange for the periods indicated and have been restated for the rights issue that was completed on October 16, 2003.

	Price per Ordinary Share pence
	High	Low

2000	466.04	242.31
2001	462.81	226.15
2002	337.62	70.67
2003	128.63	45.43
First Quarter	103.38	45.43
Second Quarter	117.92	58.56
Third Quarter	128.63	80.75
Fourth Quarter	96.25	80.00
2004	109.25	72.50
First Quarter	109.25	81.00
Second Quarter	87.50	72.50
Third Quarter	81.75	68.75
Fourth Quarter	79.50	73.75
December	77.50	74.50
2005 (through May 31, 2005)	87.50	83.50
First Quarter	87.50	77.50
Second Quarter (through May 31, 2005)	82.75	72.50
January	86.75	80.50
February	87.50	83.50
March	85.75	77.50
April	82.75	75.25
May (through May 31, 2005)	78.75	72.50

On May 31, 2005, the last reported sale price for the ordinary shares on the London Stock Exchange was 77.0p.

Trading on the Over-the-Counter Market in the United States and on the New York Stock Exchange

Our ADSs, each representing five ordinary shares, traded in the over-the-counter (“OTC”) market in the United States from the fourth quarter of 1998 until October 24, 2000. Since October 25, 2000, our ADSs have been listed on the New York Stock Exchange (“NYSE”). The ADSs are evidenced by American Depositary Receipts (“ADRs”), issued by Citibank N.A., as Depositary.

Back to Contents

The table below sets forth the reported high and low closing prices of our ADSs on the OTC and the NYSE, as applicable, for the periods indicated.

	Price per ADS $
	High	Low

2000	43.00	26.75
2001	38.55	25.60
2002	23.80	7.67
2003	12.24	5.48
First Quarter	8.40	5.48
Second Quarter	11.76	8.68
Third Quarter	12.24	8.13
Fourth Quarter	8.05	7.06
2004	10.37	6.50
First Quarter	10.37	7.66
Second Quarter	8.04	6.59
Third Quarter	7.72	6.50
Fourth Quarter	7.62	6.83
December	7.62	7.34
2005 (through May 31, 2005)	8.45	7.04
First Quarter	8.45	7.43
Second Quarter (through May 31, 2005)	8.03	7.04
January	8.28	7.52
February	8.45	8.04
March	8.42	7.43
April	8.03	7.26
May (through May 31, 2005)	7.54	7.04

On May 31, 2005 the last reported sale price for the ADSs on the NYSE was $7.16.

United States Shareholders

Based on information from registrars and custodians, we estimate that as of May 31, 2005, United States shareholders held approximately 549,288,238 ordinary shares, representing approximately 19% of our issued and outstanding ordinary shares. As of May 31, 2005, 113,361,507 ordinary shares were held through 22,672,302 ADRs.

The number of US Ordinary shareholders was approximately 251 as of May 31, 2005. The number of record holders in the United States of our ADRs was 37 as of May 31, 2005.

Back to Contents

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

A discussion of our Memorandum and Articles of Association is incorporated by reference to our registration statement on Form 20-F filed on October 12, 2000, our annual report on Form 20-F filed on June 28, 2001 and our annual report on Form 20-F filed on June 30, 2004.

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

Taxation

The following is a summary of the principal U.S. federal income and U.K. tax consequences to a U.S. Holder of ADRs representing ordinary shares, or of ordinary shares not held in ADR form.

For purposes of this discussion, a “U.S. Holder” includes any beneficial owner of ordinary shares or ADRs that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, that is created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust subject to the primary supervision of a United States court and the control of one or more US Persons.

This summary is based in part on representations by the Depositary and assumes that the obligations under the Deposit Agreement and any related agreements will be performed in accordance with their terms. In addition, this summary is based on U.S. tax law (including the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions), U.K. tax law and practice, all as of the date hereof and all of which are subject to change (including changes in interpretation), possibly with retroactive effect.

This summary is intended only as a descriptive summary and does not purport to address all potential tax consequences of the ownership of ordinary shares or ADRs, and does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, certain insurance companies, broker-dealers, partnerships, regulated investment companies, investors subject to the alternative minimum tax, investors that actually or constructively own 10% or more of our voting securities, investors that hold ordinary shares or ADRs as part of a straddle or hedging or conversion transaction, or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules. In addition, this summary deals only with investors that hold ordinary shares or ADRs as capital assets. Both U.S. Holders and non-U.S. Holders should consult their own advisors as to the tax consequences to them of ownership of the ordinary shares or ADRs.

Back to Contents

This discussion assumes that we are not a passive foreign investment company as described below.

For United States federal income tax purposes, the U.S. Holder will be treated as the beneficial owner of the underlying ordinary shares represented by the ADRs that are evidenced by such ADRs.

Taxation of Dividends

U.K. Taxation

A U.S. Holder will not be subject to any U.K. taxation on the dividends received, unless they form part of the trading profits of a U.K. branch or agency of the shareholder.

U.S. Federal Income Taxation

The amount of any distribution paid to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source ordinary income to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Subject to applicable limitations and the discussion in the following paragraph, through tax years beginning on or before December 31, 2008, dividend income received by a non-corporate U.S. Holder is eligible for taxation at the lower rates imposed on long term capital gains recognized by individuals. The maximum rate of tax for such dividends is 15%.

The United States Treasury Department has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming by U.S. Holders of ADRs of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the discussion of availability of the reduced rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the United States Treasury Department.

A U.S. Holder must include in income the U.S. dollar value of the British pound distribution made, determined at the spot rate in effect on the day the distribution is received by the Depositary in the case of ADRs, or by you in the case of ordinary shares, regardless of whether the payment is in fact converted to U.S. dollars. If the British pounds are converted into U.S. dollars on the date the payment is received, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the British pounds as distributions. If, instead, the British pounds are converted at a later date, any currency gains or losses resulting from such conversion will be treated as U.S. source ordinary income or loss.

U.S. Holders are no longer entitled to claim a foreign tax credit in respect of any dividends paid because the United Kingdom does not impose any withholding taxes on dividends.

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

Back to Contents

U.S. Federal Income Taxation

Upon the sale or exchange of ordinary shares or ADRs, a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ordinary shares or ADRs. Such a gain or loss will be U.S. source gain or loss and will be long term capital gain or loss if the ordinary shares or ADRs were held for more than one year by the U.S. Holder.

The surrender of ADRs in exchange for ordinary shares, or vice versa, will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such an exchange.

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes for 2004 and we do not expect to be considered a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ordinary share or ADR, certain adverse consequences could apply to the U.S. Holder.

If we were treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of an ordinary share or ADR would be allocated ratably over the U.S. Holder’s holding period for the ordinary share or ADR. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADRs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADRs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to United States persons that may mitigate the adverse consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply.

U.S. Information Reporting and Backup Withholding

A U.S. Holder generally will be subject to information reporting with respect to dividends paid on, or proceeds from the sale or other disposition of, an ordinary share or ADR unless the U.S. Holder is a corporation or comes within another category of exempt recipients. If it is not exempt, a U.S. Holder may be subject to backup withholding at the appropriate rate with respect to dividends or proceeds from the sale or disposition of an ordinary share or ADR unless a taxpayer identification number is provided and the other applicable requirements of the backup withholding rules are complied with. Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds this liability, provided that the required information is furnished to the Internal Revenue Service.

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

Back to Contents

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

Back to Contents

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

Documents on Display

You may read and copy the documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at:

•	451 Fifth Street, NW Washington DC 20549 USA

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges.

In addition, documents referred to above are available at our headquarters, located at:

•	One Plantation Place 30 Fenchurch Street London EC3M 3BD England

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

As an insurance company we are fundamentally concerned with the management of risk. We must ensure that we have the appropriate financial resources available to make claims and expense payments as they arise while balancing this need with the requirement to produce satisfactory returns on capital employed. To manage capital requirements we have introduced a risk-based capital model which produces a model of our insurance and investment exposures to loss. Using both actual and market experience, a probability distribution for the expected payment pattern for our claims and expenses is estimated. We have established criteria for the probability of loss that we should take and this determines our capital requirements. See “Item 5—Operating and Financial Review and Prospects”.

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

Interest Rate Risk

The fair value of our portfolio of fixed income securities is inversely correlated to changes in the market interest rates. Thus if interest rates fall the fair value of the portfolio would tend to rise and vice versa. Mortgage-backed securities representing 11% of our fixed income securities have a prepayment option that could subject us to reinvestment risk. In the event that interest rates decline and these securities are prepaid, we bear reinvestment risk as the funds would be reinvested in lower interest-bearing securities.

The fair value of our fixed income securities as of December 31, 2004 was £12,092 million and as of December 31, 2003 was £30,752 million. Using a sensitivity analysis, if interest rates were to rise by 100 basis points, the fair value of the fixed income securities would fall approximately £299 million, or 2%, in 2004, and £2,102 million, or 7%, in 2003.

Back to Contents

At December 31, 2004 and December 31, 2003 we had entered into derivative contracts that would mitigate this risk. The amounts involved are not material.

Our dated loan capital, bonds and loans payable include borrowings that carry a fixed rate of interest. Using a sensitivity analysis, if interest rates were to rise by 100 basis points, the fair value of the borrowings would fall by approximately £112 million as of December 31, 2004, and by approximately £51 million as of December 31, 2003.

Our other assets carrying interest rate risk are not material.

Equity Risk

Our portfolio of equity securities is subject to equity price risk arising from market changes. Thus if the value of equities fall so will the fair value of our portfolio.

The fair value of our equity securities as of December 31, 2004 was £1,597 million and as of December 31, 2003 was £4,883 million. Using a sensitivity analysis, if world equity markets decreased by 15%, the fair value of the equity portfolio would fall approximately £240 million in 2004 and £732 million in 2003.

We enter into equity derivative contracts for the purpose of efficient portfolio management, with these instruments representing an efficient and cost effective way to increase and decrease exposure to selected asset classes and to individual markets. In addition we use derivative contracts for the reduction of investment risk. At December 31, 2004 there were derivative contracts in place against the U.K. equity portfolios of the Group. These provided limited protection against declines in market levels whilst also capping participation in any appreciation of the market. In total, this strategy covered an underlying equity value of approximately £500 million.

The impact of these derivatives as of December 31, 2004, if world equity markets decreased by 15%, would be to decrease the impact of the decline by £25 million. As at December 31, 2003 there were no significant derivative contracts in place.

We do not have material holdings of unquoted equities.

Property Market Risk

Our portfolio of properties is subject to property price risk arising from market changes. Thus if the value of property falls so will the fair value of the portfolio. The value of properties depends upon many factors, such as the state of the local economy, location, state of repair and market competition.

The fair value of properties that we held was £735 million as of December 31, 2004 and £3,118 million as of December 31, 2003. Of these total amounts, 56% was held in the United Kingdom in 2004 and 75% was held in the United Kingdom in 2003. Using a sensitivity analysis, if world property markets decreased by 15%, the fair value of our property portfolio would fall approximately £110 million in 2004 and £468 million in 2003.

As of December 31, 2004, we had not entered into any material derivative contracts which affect this risk.

Foreign Exchange Risk

We have operations in approximately 30 countries. Accordingly, our net assets may fluctuate as a result of foreign currency exchange rate movements. Our primary foreign currency exposures are to the U.S. dollar, Canadian dollar and Danish kroner. If the value of the British pound strengthens then the value of non-British pound net assets will decline when consolidated. Details of the exchange rates used in connection with our consolidated financial statements as of December 31, 2004, 2003 and 2002 are presented in note 6 to our consolidated financial statements.

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

Back to Contents

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

Using a sensitivity analysis, if major currencies decrease in value by 15% against the British pound then the fair value of investments held in foreign currencies would fall by £1,483 million as of December 31, 2004 and by £3,073 million as of December 31, 2003. This would to an extent be offset by a fall in liabilities.

As of December 31, 2004, we had entered into forward foreign exchange contracts to mitigate the effects of adverse exchange movements in respect of individual exposures. These derivatives increase the impact of the above fall in the fair value of investments by £18 million as of December 31, 2004 and reduce the impact by £227 million as of December 31, 2003.

Sensitivity Analysis

Change in Fair Value of Investments and Borrowings (1) As of December 31, 2004 and 2003

	Increase/(decrease)

Movements of markets	2004	2003

	(£ in millions)
Interest rate markets—increase in interest rates of 100 bps (2)
Impact on fixed interest securities	(299)	(2,102)
Impact on borrowings	112	51
Equity markets (3)
Decrease of equity markets of 15%	(240)	(732)
Effect arising from derivatives	25	—
Property markets (3)
Decrease of property markets of 15%	(110)	(468)
Currency markets (4)
Decrease of major currencies versus British pound of 15%	(1,483)	(3,073)
Effect arising from derivatives	(18)	227

(1)
This analysis assumes that there is no correlation between equity price, interest rate, property market and foreign currency exchange rate risks. It also assumes that all other assets and liabilities remain unchanged and that no management action is taken. This analysis does not represent management’s view of future market change.

(2)	The effect of interest rate movements is reflected as the effect of a one-time parallel shift up of interest rates on January 1, 2005 and January 1, 2004.
(3)
The effect of movements in equity and property markets is reflected as a one-time decrease of worldwide equity and property markets on January 1, 2005 and January 1, 2004 which results in a 15% decline in the value of our assets in these investment categories.

(4)	The effect of currency movements is reflected as a one-time decrease in the value of major currencies against the British pound on January 1, 2005 and January 1, 2004.

This analysis has not considered the impact of the above market changes on the valuation of our insurance liabilities. In addition, this analysis has not addressed the impact to the profit attributable to the shareholders. Under U.K. GAAP, fair value adjustments are included in both the long term (life) business technical account and the non-technical account.

Back to Contents

ITEM 15. CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2004, have concluded that, as of such date our disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group, particularly during the period in which this Form 20-F was being prepared.

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

Code of Ethics/Statement of Business Principles

The Group has adopted a Statement of Business Principles (the “Statement”) which sets out the policies and principles of conduct that apply to all directors, officers and employees of the Group and requires them to conduct the Group’s business with integrity and in compliance with the laws of the countries in which we operate. The Statement covers a number of important areas including employee health and safety laws and environmental laws; our commitment to fair treatment of all employees, ethical principles and lawful behavior. The Statement also sets out some general principles that are important in dealing with suppliers, customers and regulators.

The Statement details the fundamental beliefs that condition behavior throughout the Group. The ethical principles within the Statement describe the appropriate standards of conduct that must apply across the Group. These ethical principles relate to customers, personal conduct, work environment, understanding the law and relations with the community, the environment, investments, communications, business relationships and economic priority.

A complete copy of the current Statement can be viewed on our website www.royalsunalliance.com or a printed copy is available from the Company Secretary at the Group’s registered office.

The Group has also placed on its website www.royalsunalliance.com a general summary of the significant ways in which the Group’s corporate governance differs from that followed by domestic U.S. companies under the New York Stock Exchange’s listing rules.

C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees for professional audit and other services rendered by PricewaterhouseCoopers LLP in 2004 and 2003.

	Year Ended December 31
Auditors Remuneration	2004	2003

	(£ in thousands)
Audit fees (1)	4,100	4,586
Audit related fees	—	—
Tax fees (2)	827	2,623
All other fees (3)	2,162	7,653

Total fees	7,089	14,862

(1)	Audit fees includes work in connection with the filing of the Form 20-F and the U.K. Financial Services Authority return.
(2)	Tax fees include compliance services such as tax return preparation and advisory services such as consultation on tax matters, tax advice relating to transactions and other tax planning and advice.
(3)
Other fees includes due diligence services, capital raising services, internal control reviews, consultation concerning financial accounting and reporting standards and information systems implementation and design.

Our Audit Committee has adopted a policy regarding audit and non-audit services in consultation with its independent auditor PricewaterhouseCoopers LLP. This policy is designed to ensure the independence of our independent auditor by expressly setting forth all services that the independent auditor may not perform and reinforcing the principle of independence regardless of the type of work performed. The Audit Committee pre-approves the engagement terms and fees of PricewaterhouseCoopers LLP for all audit and non-audit services, including tax services, unless such pre-approval is not required under the Securities and Exchange Act of 1934. The Audit Committee pre-approved the engagement terms and fees of PricewaterhouseCoopers LLP for all services for the fiscal year ended December 31, 2004.

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

The following financial statements and financial statement schedules are filed as part of this annual report together with the report of the independent accountants:

Page
Financial Statements
Royal & Sun Alliance Insurance Group plc and Subsidiaries:
Consolidated Financial Statements as at December 31, 2004 and 2003 and for the three years ended December 31, 2004, 2003 and 2002
Report of Independent Accountants	F-2
Consolidated Profit and Loss Account (Statements of Income) for the years ended December 31, 2004, 2003 and 2002	F-5
Consolidated Statement of Total Recognized Gains and Losses for the years ended December 31, 2004, 2003 and 2002	F-11
Consolidated Movements in Shareholders’ Funds for the years ended December 31, 2004, 2003 and 2002	F-12
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-13
Consolidated Shareholders’ Cash Flow Statement for the years ended December 31, 2004, 2003 and 2002	F-15
Notes to the Consolidated Financial Statements	F-16

Schedules
Report of Independent Accountants on Financial Statement Schedules	S-1
Schedule I—Parent Company Condensed Financial Statements	S-2
Schedule II—Valuation and Qualifying Accounts	S-10
Schedule III—Supplementary Insurance Information	S-11

Back to Contents

ITEM 19. EXHIBITS

1.1	Memorandum of Association of the Royal & Sun Alliance Insurance Group plc.†*
1.2	Articles of Association of the Royal and Sun Alliance Insurance Group plc.§
2.1	Indenture relating to $500,000,000 8.95% Subordinated Guaranteed Bonds due October 15, 2029, among Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc, as guarantor and Citibank, N.A., as trustee, including the form of the 8.95% Subordinated Guaranteed Bonds.*
2.2	Form of 8.95% Subordinated Guaranteed Bonds due October 15, 2029 (included in Exhibit 2.1).*
2.3	Trust Deed relating to €200,000,000 6.875% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2019 and €300,000,000 Floating Rate Subordinated Guaranteed Bonds due 2019, dated October 15, 1999, between Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc, as guarantor and Citicorp Trustee Company Limited, as trustee.*
2.4	Form of 6.875% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2019 and Floating Rate Subordinated Guaranteed Bonds due 2019 (included in Exhibit 2.3).*
2.5	Trust Deed relating to £450,000,000 8.5% Cumulative Step-up Perpetual Subordinated Notes between Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc, as guarantor and Citicorp Trustee Company Limited, as trustee.
2.6	Form of 8.5% Cumulative Step-up Perpetual Subordinated Notes (included in Exhibit 2.5).
3.1	The Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme.*
3.2	Rules of the Royal & Sun Alliance 1996 Executive Share Option Scheme, as amended up to August 5, 1998.*
3.3	Rules of the Royal & Sun Alliance 1989 Executive Share Option Scheme, as amended up to August 7, 1996.*
3.4	Rules of the Royal & Sun Alliance 1989 Savings Related Share Option Scheme.*
3.5	Rules of the Royal Insurance Holdings 1988 Share Option Scheme.*
3.6	Rules of the Royal & Sun Alliance Insurance Group plc US Equity Incentive Scheme.†
3.7	Rules of the Royal & Sun Alliance Insurance Group plc US Employees’ Stock Purchase Plan.†
3.8	Rules of the Royal & Sun Alliance 401(k) Account.†
3.9	£1,600,000,000 Multicurrency Credit Facility Agreement, dated October 8, 1998, by and among Royal & Sun Alliance Insurance Group plc, Royal & Sun Alliance Insurance plc and Royal Insurance Holdings plc, as original borrowers, Royal & Sun Alliance Insurance Group plc and Royal & Sun Alliance Insurance plc as original guarantors, Chase Manhattan plc as lead arranger, Chase Manhattan International Limited as facility agent, The Chase Manhattan Bank, New York, as swingline agent and Others listed therein.*
3.10	Amendments to the Multicurrency Credit Facility Agreement, effective from August 21, 2000.†
5.1	Schedule of subsidiaries of Royal & Sun Alliance Insurance Group plc.
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our registration statement on Form 20-F filed on October 12, 2000.
†	Incorporated by reference to our annual report on Form 20-F filed on June 28, 2001.
§	Incorporated by reference to our annual report on Form 20-F filed on June 30, 2004.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

Consolidated Financial Statements as at December 31, 2004 and 2003 and for the three years ended December 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Royal & Sun Alliance Insurance Group plc

We have audited the accompanying consolidated balance sheets of Royal & Sun Alliance Insurance Group plc and its subsidiaries (the “Group”) as of December 31, 2004 and 2003 and the related consolidated profit and loss accounts, consolidated statements of total recognized gains and losses, consolidated movement in shareholders’ funds, and consolidated shareholders’ cash flow statement for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Our evaluation of the presentation of information in the financial statements has had regard to the statutory requirements for insurance companies to maintain equalization provisions. The nature of equalization provisions, the amounts set aside at December 31, 2004 and 2003 and the effect of the movement in those provisions during each of the three years in the period ended December 31, 2004 on the balance on the general (property and casualty) business technical account and profit on ordinary activities before tax, are disclosed in note 10.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Royal & Sun Alliance Insurance Group plc and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom.

As discussed in note 2 to the financial statements, the Group has changed its method of accounting for its own shares held within the ESOP trust.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 48 to the consolidated financial statements.

PricewaterhouseCoopers LLP Chartered Accountants and Registered Auditors Southwark Towers, London, England June 30, 2005

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
(STATEMENTS OF INCOME)
For the years ended December 31,
(UK Basis of Accounting)

	2004 £m	2003 £m	Restated 2002 £m

Gross premiums written	7,606	11,508	14,248
Outward reinsurance premiums	(1,561)	(3,405)	(3,731)

Premiums written, net of reinsurance	6,045	8,103	10,517
Change in the provision for unearned premiums, net	574	671	(228)

Earned premiums, net of reinsurance	6,619	8,774	10,289

Investment income (note 12)	2,393	2,887	2,606
Net unrealized (losses)/gains on investment	(307)	126	(2,450)

Total income	8,705	11,787	10,445

Claims incurred, net of reinsurance	(6,486)	(9,005)	(10,542)

Change in long term (life) technical provisions, net of reinsurance	335	969	1,935

Acquisition costs, net of amortization	(1,526)	(2,208)	(2,576)
Administrative expenses (includes central expenses) (note 5)	(833)	(969)	(1,065)
Amortization and impairment of goodwill (note 17)	(19)	(24)	(713)
Amortization of goodwill in acquired property and casualty claims provisions (note 17)	(14)	(19)	(25)
Other technical charges-amortization and write off of acquired present value of long term (life) business (note 20)	—	(66)	(13)

Reinsurance commissions and profit participation	214	400	566

Net operating expenses (note 5)	(2,178)	(2,886)	(3,826)

Investment expenses and charges (note 12)	(202)	(192)	(214)
Tax attributable to the long term (life) business (note 14)	(109)	(193)	(4)
Change in the equalization provisions (note 10)	(37)	(24)	1

Total charges	(8,677)	(11,331)	(12,650)

Income less charges	28	456	(2,205)
Transfers from/(to) the fund for future appropriations	59	(432)	999

	87	24	(1,206)
Tax credit attributable to balance on long term (life) business non-technical account (note 14)	22	169	65
Income from other activities, net of charges (note 4, 5)	1	(31)	(26)
(Loss)/profit on disposal of subsidiaries	(109)	(308)	253

Profit/(loss) on ordinary activities before tax	1	(146)	(914)
Tax on profit/(loss) on ordinary activities (note 2, 14)	(110)	(217)	91

Loss on ordinary activities after tax	(109)	(363)	(823)
Attributable to equity minority interests	(40)	(19)	(9)

Loss for the financial year attributable to shareholders	(149)	(382)	(832)
Dividends (note 15)	(142)	(120)	(95)

Transfer from retained profits	(291)	(502)	(927)

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
(STATEMENTS OF INCOME), Continued
For the years ended December 31,
(UK Basis of Accounting)

	2004 £m		2003 £m		Restated 2002 £m

Loss per ordinary share (note 16)	(5.5	)p	(19.6	)p	(47.6	)p
Diluted earnings per ordinary share (note 16)	(5.5	)p	(19.6	)p	(47.6	)p

Total Group operating profit/(loss) before tax	96		133		(1,163)
Share of results of associated undertakings	14		29		(4)
(Loss)/profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	(109)		(308)		253

Profit/(loss) on ordinary activities before tax	1		(146)		(914)

Analysis of profit/(loss) on ordinary activities before tax
General (property and casualty) business result	433		83		89
Long term (life) business result	94		168		227
Other activities (including associated undertakings)	(71)		(111)		(90)

Group operating result (based on longer term investment return)	456		140		226
Change in the equalization provisions	(37)		(24)		1
Other items	(231)		80		(882)

Group operating profit/(loss) (based on longer term investment return)	188		196		(655)
Short term investment fluctuations	(78)		(34)		(512)
(Loss)/profit on disposal of subsidiaries	(109)		(308)		253

Profit/(loss) on ordinary activities before tax	1		(146)		(914)

Group operating earnings after tax per ordinary share (based on longer term investment return) (note 16)	8.4	p	2.5	p	4.6	p

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the year ended December 31, 2004
(UK Basis of Accounting)

	General Business Technical Account £m	Discontinued Long Term (Life) Business Technical Account £m	Non-Technical Account £m	Summary Total £m

Gross premiums written	6,732	874		7,606
Outward reinsurance premiums	(1,526)	(35)		(1,561)

Premiums written, net of reinsurance	5,206	839		6,045
Change in the gross provision for unearned premiums	866	—		866
Change in the provision for unearned premiums, reinsurers’ share	(292)	—		(292)

Earned premiums, net of reinsurance	5,780	839		6,619
Investment income (note 12)	—	1,690	703	2,393
Net unrealized (losses)/gains on investments	—	(346)	39	(307)
Allocated investment return transferred from the non-technical account (note 13)	736	(1)	(735)	—

Total income	6,516	2,182	7	8,705

Claims paid
Gross amount	(5,917)	(2,201)		(8,118)
Reinsurers’ share	1,558	6		1,564

	(4,359)	(2,195)		(6,554)

Change in the provision for claims
Gross amount	220	7		227
Reinsurers’ share	(87)	—		(87)

	133	7		140
Unwind of discount in respect of claims outstanding	(72)	—		(72)

Claims incurred, net of reinsurance	(4,298)	(2,188)		(6,486)

Change in long term (life) business provision
Gross amount		311		311
Reinsurers’ share		(8)		(8)

		303		303
Change in technical provisions for linked liabilities, net of reinsurance		32		32

Change in other technical provisions, net of reinsurance		335		335

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the year ended December 31, 2004
(UK Basis of Accounting)

	General Business Technical Account £m	Discontinued Long Term (Life) Business Technical Account £m	Non-Technical Account £m	Summary Total £m

Acquisition costs	(1,291)	(32)		(1,323)
Change in deferred acquisition costs	(197)	(6)		(203)
Administrative expenses (includes central expenses) (note 5)	(615)	(113)	(105)	(833)
Amortization of goodwill (note 17)	—	—	(19)	(19)
Amortization of goodwill in acquired property and casualty claims provisions (note 17)	(14)	—		(14)
Other technical charges-amortization and write off of acquired present value of long term (life) business (note 20)	—	—		—
Reinsurance commissions and profit participation	214	—		214

Net operating expense (note 5)	(1,903)	(151)	(124)	(2,178)
Investment expenses and charges (note 12)	—	(56)	(146)	(202)
Tax attributable to the long term (life) business (note 14)	—	(109)		(109)
Change in the equalization provisions (note 10)	(37)	—		(37)

Total charges	(6,238)	(2,169)	(270)	(8,677)

Transfers to the fund for future appropriations		59		59

Balance on the general (property and casualty) business technical account	278		278	—

Balance on the long term (life) business technical account		72	72	—

Tax credit attributable to balance on long term (life) business non-technical account (note 14)			22	22
Income from other activities			13	13
Charges from other activities (note 4, 5)			(12)	(12)
Loss on disposal of subsidiaries			(109)	(109)

Profit on ordinary activities before tax			1	1
Tax charge on profit on ordinary activities (note 14)			(110)	(110)

Loss on ordinary activities after tax			(109)	(109)
Attributable to equity minority interests			(40)	(40)

Loss for the financial year attributable to shareholders			(149)	(149)
Dividends (note 15)			(142)	(142)

Transfer from retained profits			(291)	(291)

Total Group operating profit			96	96
Share of results of associated undertakings			14	14
Loss on disposal of subsidiaries			(109)	(109)

Profit of ordinary activities before tax			1	1

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the year ended December 31, 2003
(UK Basis of Accounting)

	General Business Technical Account £m	Discontinued Long Term (Life) Business Technical Account £m	Non-Technical Account £m	Summary Total £m

Gross premiums written	9,929	1,579		11,508
Outward reinsurance premiums	(3,299)	(106)		(3,405)

Premiums written, net of reinsurance	6,630	1,473		8,103
Change in the gross provision for unearned premiums	658	—		658
Change in the provision for unearned premiums, reinsurers’ share	13	—		13

Earned premiums, net of reinsurance	7,301	1,473		8,774
Investment income (note 12)	—	1,715	1,172	2,887
Net unrealized gains/(losses) on investments	—	521	(395)	126
Allocated investment return transferred from the non-technical account (note 13)	767	(13)	(754)	—

Total income	8,068	3,696	23	11,787

Claims paid
Gross amount	(6,841)	(3,244)		(10,085)
Reinsurers’ share	1,570	48		1,618

	(5,271)	(3,196)		(8,467)

Change in the provision for claims
Gross amount	(602)	(4)		(606)
Reinsurers’ share	130	1		131

	(472)	(3)		(475)
Unwind of discount in respect of claims outstanding	(63)	—		(63)

Claims incurred, net of reinsurance	(5,806)	(3,199)		(9,005)

Change in long term (life) business provision
Gross amount		1,975		1,975
Reinsurers’ share		(705)		(705)

		1,270		1,270
Change in technical provisions for linked liabilities, net of reinsurance		(301)		(301)

Change in other technical provisions, net of reinsurance		969		969

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the year ended December 31, 2003
(UK Basis of Accounting)

	General Business Technical Account £m	Discontinued Long Term (Life) Business Technical Account £m	Non-Technical Account £m	Summary Total £m

Acquisition costs	(1,928)	(87)		(2,015)
Change in deferred acquisition costs	(167)	(26)		(193)
Administrative expenses (includes central expenses) (note 5)	(655)	(220)	(94)	(969)
Amortization of goodwill (note 17)	—	—	(24)	(24)
Amortization of goodwill in acquired property and casualty claims provisions (note 17)	(19)	—		(19)

Other technical charges-amortization and write off of acquired present value of long term (life) business (note 20)	—	(66)		(66)
Reinsurance commissions and profit participation	400	—		400

Net operating expense (note 5)	(2,369)	(399)	(118)	(2,886)
Investment expenses and charges (note 12)	—	(65)	(127)	(192)
Tax attributable to the long term (life) business (note 14)	—	(193)		(193)
Change in the equalization provisions (note 10)	(24)	—		(24)

Total charges	(8,199)	(2,887)	(245)	(11,331)

Transfers to the fund for future appropriations		(432)		(432)

Balance on the general (property and casualty) business technical account	(131)		(131)	—

Balance on the long term (life) business technical account		377	377	—

Tax credit attributable to balance on long term (life) business non-technical account (note 14)			169	169
Income from other activities			120	120
Charges from other activities (note 4, 5)			(151)	(151)
Loss on disposal of subsidiaries			(308)	(308)

Loss on ordinary activities before tax			(146)	(146)
Tax charge on loss on ordinary activities (note 14)			(217)	(217)

Loss on ordinary activities after tax			(363)	(363)
Attributable to equity minority interests			(19)	(19)

Loss for the financial year attributable to shareholders			(382)	(382)
Dividends (note 15)			(120)	(120)

Transfer from retained profits			(502)	(502)

Total Group operating profit			133	133
Share of results of associated undertakings			29	29
Loss on disposal of subsidiaries			(308)	(308)

Loss of ordinary activities before tax			(146)	(146)

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the year ended December 31, 2002
(UK Basis of Accounting)

	General Business Technical Account £m	Discontinued Long Term (Life) Business Technical Account £m	Non-Technical Account Restated £m	Summary Total Restated £m

Gross premiums written	11,959	2,289		14,248
Outward reinsurance premiums	(3,324)	(407)		(3,731)

Premiums written, net of reinsurance	8,635	1,882		10,517
Change in the gross provision for unearned premiums	(368)	—		(368)
Change in the provision for unearned premiums, reinsurers’ share	140	—		140

Earned premiums, net of reinsurance	8,407	1,882		10,289
Investment income (note 12)	—	1,460	1,146	2,606
Net unrealized losses on investments	—	(1,851)	(599)	(2,450)
Allocated investment return transferred from the non-technical account (note 13)	962	22	(984)	—

Total income	9,369	1,513	(437)	10,445

Claims paid
Gross amount	(8,382)	(3,822)		(12,204)
Reinsurers’ share	1,886	76		1,962

	(6,496)	(3,746)		(10,242)

Change in the provision for claims
Gross amount	(601)	3		(598)
Reinsurers’ share	342	9		351

	(259)	12		(247)
Unwind of discount in respect of claims outstanding	(53)	—		(53)

Claims incurred, net of reinsurance	(6,808)	(3,734)		(10,542)

Change in long term (life) business provision
Gross amount		118		118
Reinsurers’ share		486		486

		604		604
Change in technical provisions for linked liabilities, net of reinsurance		1,331		1,331

Change in other technical provisions, net of reinsurance		1,935		1,935

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the year ended December 31, 2002
(UK Basis of Accounting)

	General Business Technical Account £m	Discontinued Long Term (Life) Business Technical Account £m	Non-Technical Account Restated £m	Summary Total Restated £m

Acquisition costs	(2,382)	(219)		(2,601)
Change in deferred acquisition costs	83	(58)		25
Administrative expenses (includes central expenses) (note 5)	(810)	(207)	(48)	(1,065)
Amortization of goodwill (note 17)	—	—	(713)	(713)
Amortization of goodwill in acquired property and casualty claims provisions (note 17)	(25)	—		(25)
Other technical charges-amortization and write off of acquired present value of long term (life) business (note 20)	—	(13)		(13)
Reinsurance commissions and profit participation	566	—		566

Net operating expenses (note 5)	(2,568)	(497)	(761)	(3,826)
Investment expenses and charges (note 12)	—	(68)	(146)	(214)
Tax attributable to the long term (life) business (note 14)	—	(4)		(4)
Change in the equalization provisions (note 10)	1	—		1

Total charges	(9,375)	(2,368)	(907)	(12,650)

Transfers from the fund for future appropriations		999		999

Balance on the general (property and casualty) business technical account	(6)		(6)	—

Balance on the long term (life) business technical account		144	144	—

Tax credit attributable to balance on long term (life) business non-technical account (note 14)			65	65
Income from other activities			215	215
Charges from other activities (note 4, 5)			(241)	(241)
Profit on disposal of subsidiaries			253	253

Loss on ordinary activities before tax			(914)	(914)
Tax credit on loss on ordinary activities (note 14)			91	91

Loss on ordinary activities after tax			(823)	(823)
Attributable to equity minority interests			(9)	(9)

Loss for the financial year attributable to shareholders			(832)	(832)
Dividends (note 15)			(95)	(95)

Transfer from retained profits			(927)	(927)

Total Group operating loss			(1,163)	(1,163)
Share of results of associated undertakings			(4)	(4)
Profit on disposal of subsidiaries			253	253

Loss of ordinary activities before tax			(914)	(914)

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
For the years ended December 31,
(UK Basis of Accounting)

	2004 £m	2003 £m	Restated 2002 £m

Loss for the financial year	(149)	(382)	(832)
Exchange:
Group	(73)	(23)	(257)
Share of associates	1	11	(8)

Shareholders’ consolidated recognized losses arising in the year	(221)	(394)	(1,097)

Exchange includes a gain of £15m in 2004 (2003 £5m and 2002 £11m) on exchange relating to foreign currency borrowings.

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED MOVEMENTS IN SHAREHOLDERS’ FUNDS
For the years ended December 31,
(UK Basis of Accounting)

	Share capital/ premium £m	Own shares held reserve £m	Capital redemption reserve £m	Profit and loss account £m	Total £m

Shareholders’ funds at January 1, 2002, as restated	730	(54)	8	2,721	3,405
Shareholders’ consolidated recognized losses, as restated	—	—	—	(1,097)	(1,097)
Increase in share premium (note 26, 27)	2	—	—	—	2
Goodwill written back (note 25)	—	—	—	1	1
Dividends (note 15)	—	—	—	(95)	(95)

Shareholders’ funds at December 31, 2002, as restated	732	(54)	8	1,530	2,216
Shareholders’ consolidated recognized losses as restated	—	—	—	(394)	(394)
Issue of share capital	396	—	—	—	396
Increase in share premium (note 26, 27)	564	—	—	—	564
Goodwill written back (note 25)	—	—	—	324	324
Dividends (note 15)	—	—	—	(120)	(120)

Shareholders’ funds at December 31, 2003, as restated	1,692	(54)	8	1,340	2,986
Shareholders’ consolidated recognized losses	—	—	—	(221)	(221)
Issue of share capital	9	—	—	—	9
Increase in share premium (note 26, 27)	15	—	—	—	15
Goodwill written back (note 25)	—	—	—	25	25
Dividends (note 15)	—	—	—	(142)	(142)

Shareholders’ funds at December 31, 2004	1,716	(54)	8	1,002	2,672

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED BALANCE SHEETS
As of December 31, 2004 and 2003
(UK Basis of Accounting)

	2004 £m	Restated 2003 £m

ASSETS
Intangible assets (note 17)	184	216

Investments
Land and buildings (note 18)	735	3,118
Interests in associated undertakings (note 23)	27	122
Other financial investments
Shares and other variable yield securities and units in unit trusts	1,597	4,883
Debt securities and other fixed income securities	12,092	30,752
Loans and deposits with credit institutions (note 18)	971	969

	14,660	36,604
Deposits with ceding undertakings	47	62

Total investments	15,469	39,906
Assets held to cover linked liabilities	—	3,874
Reinsurers’ share of technical provisions
Provision for unearned premiums	266	583
Long term (life) business provision	—	120
Claims outstanding (note 30)	3,887	4,203
Technical provisions for linked liabilities	—	6

	4,153	4,912
Debtors
Debtors arising out of direct insurance operations (note 21)	1,884	2,216
Debtors arising out of reinsurance operations	818	1,125
Deferred taxation	95	61
Other debtors	372	614

	3,169	4,016
Other assets
Tangible assets (note 22)	186	139
Cash at bank and in hand	359	503

	545	642
Prepayments and accrued income
Accrued interest and rent	138	500
Deferred acquisition costs—long term (life) business	—	20
Deferred acquisition costs—general (property and casualty) business	492	701
Other prepayments and accrued income	176	147

	806	1,368

Total assets	24,326	54,934

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED BALANCE SHEETS, Continued
As of December 31, 2004 and 2003
(UK Basis of Accounting)

	2004 £m	Restated 2003 £m

LIABILITIES
Capital and reserves
Ordinary share capital (note 27)	801	792
Preference share capital (note 27)	125	125

Called up share capital (note 27)	926	917
Share premium account	790	775
Own shares held reserve	(54)	(54)
Capital redemption reserve	8	8
Profit and loss account	1,002	1,340

Equity shareholders’ funds	2,547	2,861
Non-equity shareholders’ funds	125	125

Shareholders’ funds (note 26)	2,672	2,986
Equity minority interests in subsidiary undertakings	367	346
Dated loan capital (note 28)	1,051	768

Total capital, reserves and dated loan capital	4,090	4,100
Fund for future appropriations	—	2,104

Technical provisions
Provision for unearned premiums	2,921	3,888
Long term (life) business provision (note 29)	—	22,212
Claims outstanding (note 30)	14,131	14,782
Equalization provisions (note 10)	356	319

	17,408	41,201
Technical provisions for linked liabilities	—	3,873
Provisions for other risks and charges (note 31)	297	402
Deposits received from reinsurers	291	250

Creditors
Creditors arising out of direct insurance operations	305	378
Creditors arising out of reinsurance operations	477	554
Debenture loans (note 32)	10	12
Amounts owed to credit institutions (note 32)	339	422
Other creditors including taxation and social security (note 33)	669	1,054
Proposed dividend (note 15)	86	83

	1,886	2,503
Accruals and deferred income	354	501

Total liabilities	24,326	54,934

Except for certain debenture loans and amounts owed to credit institutions shown in note 32, all creditors are payable within a period of five years.

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED SHAREHOLDERS’ CASH FLOW STATEMENTS
For the years ended December 31, 2004, 2003 and 2002
(UK Basis of Accounting)

	2004 £m	2003 £m	2002 £m

Operating activities
Net cash inflow from general (property and casualty) business	287	143	63
Shareholders’ net cash inflow from long term (life) business	89	160	94
Contingent loan finance to long term business funds	320	(160)	(160)
Other operating cash flows attributable to shareholders	1	(13)	(6)

Net cash inflow/(outflow) from operating activities (note 37)	697	130	(9)

Dividends from associates	5	8	3
Servicing of finance
Dividends paid on non-equity shares	(9)	(9)	(9)
Dividends paid to minorities	(12)	(12)	—
Interest paid on dated loan capital	(72)	(56)	(58)

	(93)	(77)	(67)

Taxation (paid)/refunded	(52)	(6)	53

Capital expenditure
Purchases less sales of tangible assets	(103)	(39)	(63)

Acquisitions and disposals
Acquisition of interests in associated undertakings	—	—	(1)
Disposal of interests in associated undertakings	107	44	9
Acquisition of subsidiary undertakings (note 24, 41)	(7)	(1)	(32)
Acquisition of minority interests in subsidiary undertakings	(5)	(9)	(2)
Disposal of subsidiary undertakings (note 25, 42)	1,015	831	666

	1,110	865	640

Dividends paid on equity shares	(107)	(57)	(160)

Financing
Issue of ordinary share capital (note 27, 40)	—	960	2
Net issue of dated loan capital (note 40)	295	—	—

Net cash inflow from financing	295	960	2

Cash available for investment	1,752	1,784	399

Cash flows were invested as follows:
Movement in cash holdings (note 40)	1	(184)	108

Net portfolio investments (note 38, 39, 40)
Land and buildings	17	228	(30)
Shares and other variable yield securities	(176)	(266)	(1,006)
Loans, debt securities and other fixed income securities	1,529	1,618	1,143
Deposits with credit institutions	296	131	(196)
Borrowings	85	257	380

	1,751	1,968	291

Net investment of cash flows	1,752	1,784	399

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

Royal & Sun Alliance Insurance Group plc and subsidiaries (the “Group”) conducts general (property and casualty) insurance business. The general (property and casualty) insurance subsidiaries are multiple line companies writing substantially all lines of general (property and casualty) insurance. The Group writes business in the United Kingdom, Scandinavia, the United States and a number of other countries (including Canada) which are identified in a segment named International. Further information on the operating segments of the Group are set out in note 45. The Group’s discontinued life insurance subsidiaries offered a wide range of traditional insurance and financial and investment products. Traditional products consisted of individual and group life, annuities, and accident and health policies. Financial and investment products consisted of single premium annuity, annuities, guaranteed investment contracts and universal life products. The Group also offered, principally in the UK, participating and unit-linked individual retirement products and life savings products.

B.	PRESENTATION

The financial statements are prepared in accordance with applicable U.K. accounting standards and the Statement of Recommended Practice (“SORP”) issued by the Association of British Insurers (“ABI”) (together “UK GAAP”). The ABI published its revised SORP on November 17, 2003 which replaces the statement issued in December 1998. The accounting implications of the revised SORP are discussed in paragraph C below. UK GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). A summary of the significant differences between UK GAAP and US GAAP is included in note 48 of the Notes to the Consolidated Financial Statements.

In preparing the financial statements in accordance with the Companies Act and UK GAAP certain information is presented that would be viewed as ‘non-GAAP’ under regulations issued by the United States Securities and Exchanges Commission (“SEC”).

This information includes the profit/(loss) on ordinary activities before exceptional items and tax shown in the Summary Consolidated Profit and Loss Accounts. This measure is permitted to be shown since the exclusion of certain exceptional items is expressly permitted by FRS 3 ‘Reporting Financial Performance’ under UK GAAP. Management consider the (loss)/profit on the disposal of subsidiaries less provisions for losses on subsidiaries to be exceptional in nature because large items of this type do not occur regularly and their impact on earnings may be positive in some years and negative in others.

A further measure that would be viewed as ‘non-GAAP’ by the SEC, Group operating result (based on longer term investment return), is discussed in paragraph K of this note.

The figures in the consolidated financial statements are presented in millions of pounds sterling (“£m”).

The consolidated profit and loss accounts and consolidated balance sheets are drawn up in accordance with the presentation recommended by the SORP. Certain presentational changes have been made to the consolidated profit and loss accounts previously published by the Group in its U.K. statutory financial statements in order to facilitate the understanding of the financial performance by readers of these financial statements in the United States. In particular, a summary consolidated profit and loss account has been prepared for each of the three years which presents the results in a format which is more familiar to U.S. readers. This summary on pages F-3 and F-4 is a condensed aggregation of balances reported in the consolidated profit and loss accounts on pages F-5 to F-10 and should be read in conjunction with those statements.

These financial statements, including the consolidated balance sheets as of December 31, 2004 and 2003 and the consolidated profit and loss accounts for each of the three years in the period ended December 31, 2004 have been prepared under the accounting policies described below. These accounting policies reflect changes in U.K. accounting standards introduced during 2004, 2003 and 2002. The consolidated profit and loss accounts for the year ended December 31, 2003 and 2002 have been restated in certain respects from the Group’s statutory

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

financial statements, as published, for those years, which were prepared under accounting standards prevailing at that time and also to reflect the presentational changes highlighted in note 1C below.

Certain amounts in 2003 and 2002 have been restated to be consistent with 2004.

C.	CHANGES IN ACCOUNTING POLICY

During 2004, the Group adopted Urgent Issues Task Force (“UITF”) abstract 38, which changes the presentation of the Group’s own shares held within the ESOP trusts. Previously these shares were recognized as an asset but, in accordance with this abstract, they are now deducted from shareholders’ funds. The financial impact of this accounting policy change is described in note 2 and the comparatives have been restated.

During 2003, the directors considered the accounting policy on the recognition of the value of long term insurance business. The revised SORP was issued by the Association of British Insurers in November 2003 for application by insurance companies to financial statements for accounting periods beginning on or after January 1, 2004. The revised SORP recommends that the internally generated value of long term insurance business should not be recognized. The previous version of the SORP made no recommendation on the recognition of the internally generated value of long term insurance business.

During 2003, the International Accounting Standards Board issued an exposure draft, ED5 – ‘Insurance Contracts’ which was later replaced by IFRS 4 – ‘Insurance Contracts’. IFRS 4 permits the continuation of an existing accounting policy that recognizes the internally generated value of long term insurance business should be permitted but placed constraints on adopting a new accounting policy that recognizes such value.

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

The consolidated financial statements of the Group include the results of all subsidiaries for each of the three years in the period ended December 31, 2004. Intercompany transactions are eliminated in the consolidated financial statements except for certain transactions with the long term business fund as disclosed in note 49.

Subsidiaries acquired during the year are consolidated from the effective date of acquisition.

The consolidated shareholders’ cash flow statement has been drawn up in accordance with Financial Reporting Standard 1 (Revised) which requires the cash flow statement to exclude the cash flows of the long term (life insurance) policyholders’ funds.

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

The balance on the general (property and casualty) business technical account is arrived at after taking account of changes in the equalization provisions. See note 10.

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

The profits on long term (life) insurance business represent the transfer from the long term funds to shareholders following the actuarial valuation of liabilities, investment income arising on shareholders’ funds attributable to the long term (life) business based on the longer term investment return and the movements in certain reserves attributable to shareholders held within the long term funds. Profits are shown in the non-

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

technical account grossed up for tax at the effective rate of corporation tax applicable in the period. For business transacted overseas, results have been included in accordance with local generally accepted accounting principles where they are consistent with U.K. practice.

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

The above items have been excluded from Group operating result (based on longer term investment return), as management believes that such presentation enhances shareholders’ understanding and assessment of the results of our operations by highlighting net profit/(loss) attributable to the normal, recurring operations of our business, and we use this measure to review the underlying performance of our operating segments.

L.	TAXATION

Taxation in the non-technical account and long term (life) business technical account is based on profits and income for the year as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior years. U.K. tax in respect of overseas subsidiaries and principal associated undertakings is based on dividends received. Taxation in the non-technical account includes the tax by which the balance on the long term (life) business technical account has been grossed up.

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

In accordance with Statement of Standard Accounting Practice 19 ‘Accounting for Investment Properties’, no depreciation is provided on these properties on the basis that depreciation is already reflected in the annual valuations. The amounts attributed to this factor by the valuers cannot reasonably be separately identified or quantified.

It is the Group’s practice to maintain properties occupied by the Group in a continual state of sound repair. Accordingly the directors consider that the economic lives of these properties and their residual values, based on prices prevailing at the time of acquisition or subsequent valuation, are such that any depreciation is insignificant and is thus not provided.

Investments are included in the Parent Company Balance Sheet at net asset value and unrealised gains and losses are included in the revaluation reserve.

O.	ACQUIRED VALUE OF LONG TERM (LIFE) BUSINESS

Acquired value of long term business represents the value of the shareholders’ investment in the long term (life) business funds, not already recognized under the modified statutory principles of profit recognition at the date of acquisition less amounts charged to the profit and loss account (statement of income).

The present value of in-force long term (life) business existing at acquisition, is amortized in the long term (life) business technical account on a systematic basis over the anticipated periods of the related contracts in the portfolios as the profit on these acquired contracts is recognized.

P.	TANGIBLE ASSETS AND DEPRECIATION

Tangible assets, other than land and buildings in the Parent Company Balance Sheet, comprise fixtures, fittings and equipment (including computers and motor vehicles) which are stated at cost and depreciated over periods not exceeding their estimated useful lives (between three and ten years) after taking into account residual value.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

Q.	OWN SHARES

The shares held by the Royal & Sun Alliance ESOP Trusts are deducted from shareholders’ funds under the heading ‘own shares held reserve’ at original cost.

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

The general business claims provisions have been subject to close scrutiny both within our business unit and at Group Corporate Centre. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

The pension asset and pension and post retirement liabilities calculated in accordance with Financial Reporting Standard 17 (“FRS 17”) are disclosed in note 9. These assets, liabilities and profit and loss account charge, calculated in accordance with FRS 17, are sensitive to the assumptions set out in that note.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognized in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations. The principal assumptions are disclosed in note 13.

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

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

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

•
the long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later (for example, cases of mesothelioma can have a latent period of up to 40 years);

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

The position in the U.S. is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non aggregate premises or operation section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos.

Added to this, there is also the possibility of federal legislation that would address asbestos related problems. Senate Bill 852, an amended version of Senate Bill 2290 (‘Fairness in Asbestos Injury Resolution’ or ‘FAIR’ Act), was introduced in April 2005 by Senate Judiciary Committee Chair Arlen Specter. The amended bill includes establishing a privately financed trust fund to provide payments to individuals with asbestos related illnesses and removal of asbestos claims from the tort litigation system for the duration of the fund. The proposed bill would remove pending and future cases from the judicial system and place these cases and claims into a no fault trust fund to be administered by the U.S. Department of Labor. It would establish medical criteria to ensure that only people who showed signs of asbestos related illnesses would be entitled to payments from the trust.

Prospects for the passage of some form of asbestos reform are higher than they have been in recent years but there are concerns that the bill contains several loopholes which would allow cases to revert to the tort system at various points of the trust fund’s life. This would undermine the certainty and finality that insurers and manufacturers/defendants seek.

Against this background and in common with the industry generally, the Group in the U.S. receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the U.S. easing its aggressive stance with litigation. Management, therefore, expect that these notifications and approaches will continue to be received for some time to come. One such approach received during 2004 from General Motors Corporation is now the subject of litigation.

Representations and warranties

In the course of disposal of businesses the Group provides representations and warranties to counterparties in contracts in connection with various transactions and may also provide indemnifications that protect the counterparties to the contracts in the event that certain liabilities arise (covering such matters as tax, property, environmental issues, etc). While such representations, warranties and indemnities are essential components of many contractual relationships, they do not represent the underlying purpose for the transaction. These clauses are customary in such contracts.

Financial enhancement products

In the U.K., U.S. and Korea the Group has exposures to financial enhancement products which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. Further information on financial enhancement products in the U.S. is discussed below.

U.S. financial enhancement products

Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the U.S. Group, are a variety of credit default product exposures including collateralized debt obligations (“CDO”), credit enhancement and residual value insurance contracts for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. Losses for the remaining CDOs during 2004 amount to £17m. The ultimate loss estimate for these CDOs is £158m against which we have made payments of £24m and have established total provisions of £109m. The ultimate loss estimate over the life of these CDOs is based on a model, which utilizes S&P’s historical average default patterns and recovery values. However, the ultimate losses from this business will depend upon the performance of underlying debt obligations. In the first quarter of 2005, the Group reduced its CDO exposure by $437m having settled all but two of the outstanding CDOs.

Litigation, mediation and arbitration

The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration in the normal course of its business. The directors do not believe that any current mediation, arbitration and pending or threatened litigation or dispute, as outlined elsewhere in this note, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

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

Rating agencies

The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’ ratings. At the present time the ratings are ‘A-’ from S&P and ‘A-’ from AM Best. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business.

Regulatory environment

The regulatory environment is subject to significant change in many of the jurisdictions in which we operate. We continue to monitor the developments and react accordingly. In the UK, the Financial Services Authority (“FSA”) has brought into force its Integrated Prudential Sourcebook (“PRU”) in relation to insurers. This contains prudential rules and guidance for insurers implementing a range of capital measures, including the EU Insurance Groups Directive (“IGD”) as amended by the Financial Groups Directive, the Enhanced Capital Requirement (“ECR”) and the Individual Capital Assessment (“ICA”). Whilst the introduction of PRU has removed considerable uncertainty for determining the solvency requirements of UK insurance companies and groups, the Group is still anticipating further capital developments in 2005 through to 2007, in particular reaching agreement with the FSA on its ICA. Inevitably, until agreement is reached, there will be uncertainty as to the implications for Group solvency and the impact could materially increase our solvency requirements. The directors are confident that the Group will continue to meet all future regulatory capital requirements.

U.S. regulatory capital

The Group embarked on a programme of structural change in relation to its U.S. business. Through the consolidation of certain U.S. insurance companies, the U.S. business has successfully reduced the number of domicilliary states from 11 to 6, which reduces the complexity of the structure. The number of insurance entities has also been reduced from 25 to 10, lowering capital requirements by some $90m.

At the year end, the level of capital was reviewed in the light of the stabilization that had been achieved and it was determined that the sale of the nonstandard auto business is the right action to achieve an appropriate level of capital support in the U.S. Year end U.S. filings have been submitted showing a consolidated U.S. regulatory capital and surplus position at December 31, 2004 of $1,018m, which is at approximately 1.8 times the NAIC ratio. Constructive dialogue is underway with U.S. regulators on corrective plans.

World Trade Center

The estimated cost of the insurance losses associated with the terrorist action of September 11, 2001 is a gross loss in excess of £1bn, reduced to £280m net of reinsurance. This was an unprecedented event, which still has unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. The final cost may be different from the current estimate due to the uncertainty associated with the valuation and allocation process which is currently underway in respect of the Twin Towers complex. Appraisal hearings are scheduled to continue until April 2006. Nevertheless, the directors

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Student Finance Corporation

In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. At December 31, 2004, the loan portfolio had a face value of approximately $501m. In mid July 2002, Royal Indemnity Company, a U.S. subsidiary, filed lawsuits in Texas state court, seeking among other things rescission of these policies in response to a systematic pattern of alleged fraud, misrepresentation and cover up by various parties, which among other things concealed default rate of the loans. Since Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suit is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (“MBIA”) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions included Wells Fargo Bank Minnesota, NA (“Wells Fargo”), in its capacity as trustee of a number of securitisations that were collateralized by student loans, MBIA which insured the obligations issued through these securitisations and Wilmington Trust, which provided interim financing prior to securitisation. These actions are all pending in US district court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgement. The court granted summary judgement to MBIA and Wells Fargo on 30 September 2003 and to Wilmington Trust on 26 March 2004. Royal Indemnity appealed each of these judgements; oral arguments on the appeal were heard on 19 January 2005 and the parties await judgement.

Calculated through December 31, 2004, the total amount awarded by the foregoing summary judgements was approximately $521m (including, as of the calculation date, additional accrued claims, prejudgements interest and post judgement interest). In April 2005 PNC Bank, one of the plaintiffs in the Delaware actions, agreed to discontinue its part of the legal action following an agreed settlement.

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

U.S. restructuring

Our U.S. restructuring plans are complex and are subject to particular risks. Although we have reduced the number of lead regulatory states, our U.S. subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorized to do business. In the U.S., the conduct of insurance business is regulated at the state level and not by the federal government. The implementation of our restructuring plans in the U.S. will be subject to the approval of a number of insurance regulators. We are engaged in constructive dialogue on our restructuring plans with the U.S. regulators in a number of jurisdictions applying differing insurance regulations. The outcome of such proceedings and approvals

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

may lead to conflicting pronouncements and amendments to our restructuring plans that may have a material impact on our financial condition and business prospects. Some events or transactions comprised in the restructuring plans may give rise to risks and/or liabilities which, individually or taken together, are sufficiently material to require the provision of additional capital.

2.	IMPACT OF CHANGES ON PROFIT AND LOSS ACCOUNT ARISING FROM ACCOUNTING POLICY CHANGES

During 2004, the Group adopted Urgent Issues Task Force (“UITF”) abstract 38, which changes the presentation of the Group’s own shares held within the ESOP trusts. Previously these shares were recognized as an asset but, in accordance with this abstract, they are now deducted from shareholders’ funds. The financial impact of this accounting policy change is to reduce shareholders’ funds by £15m (2003 £15m) and the comparatives have been restated. The Statement of Total Recognized Gains and Losses also reflects the derecognition of £39m of provision for diminution in value charged in earlier years.

During 2003 there is no impact (2002 profit £69m) on the loss on ordinary activities arising from the change in accounting policy to no longer recognize the internally generated value of the long term insurance business. The impact on the Statement of Total Recognized Gains and Losses is to decrease the shareholders’ funds by £812m, being the effect of not recognizing the value of the internally generated long term insurance business at December 31, 2002.

During 2002, the impact of the change in accounting policy arising from the adoption of Financial Reporting Standard 19 “Deferred Tax” was to decrease the tax on loss on ordinary activities by £172m (2001 £348m, 2000 increase the tax on profit on ordinary activities by £58m). The impact on the statement of total recognized gains and losses was to decrease the profit and loss reserve by £79m, being the effect of full provision for deferred tax at December 31, 2001, discounted at appropriate rates.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

3.	ANALYSIS OF PROFIT AND LOSS ACCOUNT ITEMS

Discontinued operations relate to the life business which, following a number of disposals, the Group no longer writes. U.K. life operations were disposed of on September 30, 2004 and Scandinavian life operations on October 1, 2004, which follows the disposal of the Australia and New Zealand life operations and Chilean life operations during 2003.

	Continuing			Discontinued			Total
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m

Balance on the General Business Technical Account	278	(131)	(6)	—	—	—	278	(131)	(6)

Balance on the Long Term Business Technical Account	—	—	—	72	377	144	72	377	144
Tax credit attributable to balance on the Long Term Business Technical Account	—	—	—	22	169	65	22	169	65

Balance on the Long Term Business Technical Account gross of tax	—	—	—	94	546	209	94	546	209
Investment Income	692	1,133	1,153	11	39	(7)	703	1,172	1,146
Allocated investment return transferred from the Long Term Business Technical Account	—	—	—	1	13	(22)	1	13	(22)

Investment expenses and charges	(146)	(120)	(141)	—	(7)	(5)	(146)	(127)	(146)
Unrealized gains/(losses) on investments	46	(369)	(635)	(7)	(26)	(3)	39	(395)	(638)
Allocated investment return transferred to the General Business Technical Account	(736)	(767)	(962)	—	—	—	(736)	(767)	(962)
Income from other activities	11	115	209	2	5	6	13	120	215
Charges from other activities	(12)	(145)	(228)	—	(6)	(13)	(12)	(151)	(241)
Central expenses	(105)	(93)	(47)	—	(1)	(1)	(105)	(94)	(48)
Amortization of goodwill	(19)	(21)	(613)	—	(3)	(100)	(19)	(24)	(713)

Profit/(loss) on ordinary activities before exceptional items and tax	9	(398)	(1,270)	101	560	64	110	162	(1,206)
Deduct share of results of associated undertakings	(14)	(29)	4	—	—	—	(14)	(29)	4

Total Group operating (loss)/profit	(5)	(427)	(1,266)	101	560	64	96	133	(1,202)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	REORGANIZATION AND OTHER ITEMS

Other items within the consolidated profit and loss accounts include:

	General (property & casualty) business			Long term (life) business			Other activities
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m

Reorganization costs	104	171	71	—	—	5	22	31	3
Amortization of the present value of acquired in-force business	—	—	—	—	66	13	—	—	—
Interest on dated loan capital	—	—	—	—	—	—	72	53	52
Amortization and impairment of goodwill and goodwill in acquired claims provision	—	—	—	—	—	—	33	43	738

	104	171	71	—	66	18	127	127	793

Reorganization costs comprise employee redundancy costs, vacant lease accruals and other restructuring expenses mainly in the U.K. and U.S.

Restructuring Programs

In November 2002, the Group announced a performance improvement program with target cost savings of £350m. This included £160m of annualized cost savings and £190m of claims efficiencies and underwriting improvements.

In April 2003, the Group initiated a rigorous review of the Group’s businesses in view of changing business and market conditions. This review focused on the following key areas: market attractiveness, competitive position, operational improvements, risk, balance sheet strength and capital adequacy.

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

The expected total cost of the combined program is £600m. An additional £28m was expensed in 2003 relating to other items. In 2004 a total of £126m (2003 £202m) was incurred resulting in the cumulative costs incurred to December 31, 2004 totalling £375m (2003 £249m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 4 continued

The table below sets out an analysis of the costs incurred in the combined program since inception:

	Severance £m	Real estate £m	Other £m	Total £m

Balance as of December 31, 2003	41	33	25	99
2004 Charge	32	28	66	126
2004 Activity	(62)	(48)	(45)	(155)

Balance as of December 31, 2004	11	13	46	70

	Expected total cost £m	2004 Incurred cost £m	Cumulative incurred cost to Dec 31, 2004 £m

Segmental analysis
UK	270	60	202
US	339	59	154
International	19	7	19

	628	126	375

5.	NET OPERATING EXPENSES AND OTHER CHARGES

	General (property & casualty) business			Long term (life) business
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m

a. Net operating expenses in the technical accounts include:
Depreciation	39	49	64	1	21	10
Operating lease rentals
— premises	72	87	93	3	2	6
Operating lease rentals
— other assets	11	14	18	—	—	—

b.
Charges from other activities in the non-technical account include depreciation of £nil (2003 £5m, 2002 £7m), operating lease rentals—premises of £nil (2003 £9m, 2002 £11m) and operating lease rentals—other assets of £nil (2003 £nil, 2002 £1m).

c.	Central expenses in the non-technical account include depreciation of £4m (2003 £4m, 2002 £3m) and operating lease rentals—premises of £3m (2003 £5m, 2002 £3m).

d.	During 2003, a fine of £950,000 was levied by the Financial Services Authority in respect of mortgage endowment sales practices.

e.
In 2002, a fine was levied by the Financial Services Authority in respect of administration procedure relating to the review of pension transfer and opt out business, which together with related costs amounted to £2m.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.	EXCHANGE RATES

In respect of the major overseas currencies, the rates of exchange used in these financial statements are U.S. Dollar 1.92 (2003 1.79, 2002 1.61), Canadian Dollar 2.30 (2003 2.31, 2002 2.54) and Danish Kroner 10.51 (2003 10.57, 2002 11.40). In 2002, the Australian Dollar was also a major overseas currency and the rate of exchange was 2.86.

7.	LONG TERM (LIFE) INSURANCE BUSINESS

New business premiums written during the year were as follows:

	Net
	2004 £m	2003 £m	2002 £m

Annual premiums	54	100	129
Single premiums	265	519	613

	319	619	742

Total reversionary and terminal bonuses included within the long term (life) business technical account are £243m (2003 £356m, 2002 £536m).

During 2003, the attribution of accumulated surpluses in the non-participating element of one of the Group’s UK insurance companies, Phoenix Assurance plc (“Phoenix”), was determined. As a result the surplus attributable to shareholders was transferred to shareholders’ funds in accordance with the Group’s Accounting Policies.

This resulted in the recognition of an exceptional profit before taxation on U.K. long term (life) insurance business during 2003 of £444m. This profit is recognized in the Balance on the Long Term Business Technical Account gross of tax within the Consolidated Profit and Loss Account Non-Technical Account.

After the deduction of the attributable taxation on this profit, the increase in shareholders’ funds arising from this exceptional profit amounted to £310m. No exceptional profit arose in 2004.

Following clarification by the Danish Financial Supervisory Authority during 2002 over the basis of sharing profit between policyholders and shareholders, the Group’s life insurance operation in Denmark released £50m of previously unallocated surplus return in the long term (life) business result for the period ended December 31, 2002. This exceptional item is included in the balance on the technical account for long term (life) business.

Included in the long term (life) business premiums written, net of reinsurance, are £417m (2003 £686m, 2002 £772m) of premiums relating to participating business. For further discussion of participating business see note 48.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	EMPLOYEE INFORMATION

	2004 £m	2003 £m	2002 £m

Staff costs for all employees comprise:
Wages and salaries	669	889	1,142
Social security costs	52	61	75
Pension costs	88	108	94

	809	1,058	1,311

	As at December 31			Average for year
	2004 Number	2003 Number	2002 Number	2004 Number	2003 Number	2002 Number

The number of employees of the Group during the year was as follows:
UK	11,182	13,045	20,696	11,870	17,017	21,574
Scandinavia	6,858	7,671	7,994	7,298	7,857	7,947
US	2,301	3,898	6,424	2,822	5,226	6,727
International	6,093	7,366	7,767	6,365	7,018	8,396
Australia and New Zealand	—	—	6,045	—	2,039	5,835

	26,434	31,980	48,926	28,355	39,157	50,479

9.	RETIREMENT BENEFITS

Pension Costs

The Group operates both funded defined benefit and funded defined contribution pension plans. The funded defined contribution plans are in the U.K., Denmark and Sweden. Overseas plans are administered in accordance with local law and practice. The major pension plans in the U.K., U.S., Denmark and Sweden together cover the majority of plan members throughout the Group and the assets of these plans are mainly held in separate trustee administered funds. Each of the major defined benefit plans is subject to regular valuation using the projected unit or other appropriate method which is the basis of the pension cost in the Consolidated Profit and Loss Account, the cost being spread over employees’ working lives. In April 2002, the U.K. plans were effectively closed to new entrants following the introduction of a new defined contribution plan. In 2004 members of the U.K. defined benefit plans have the option of paying contributions, initially at the rate of 2.5% (and increasing to 5% from April 2005) of pensionable salaries, to maintain future benefit accrual on the current basis, or pay no contributions and have a reduced rate of future benefit accrual.

The total cost of pensions to the Group, excluding past service costs, was £105m (2003 £131m, 2002 £94m) of which the SSAP 24 charge was £88m (2003 £108m, 2002 £94m). Of this £88m, £37m (2003 £48m, 2002 £43m) related to defined benefit plans in the U.K. and £7m (2003 £12m, 2002 £9m) related to schemes in the U.S. Contributions of £4m were made to the defined contribution schemes in the U.K. and £27m (2003 £28m, 2002 £20m) were made to the defined contribution scheme in Denmark and Sweden.

Independent qualified actuaries carry out valuations of the major plans. At the most recent formal actuarial valuations of the major defined benefit plans (the two main U.K. plans March 31, 2002 and June 30, 2002 respectively, and the U.S. plan January 1, 2004), for the purpose of assessing pension costs, the market

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 9 continued

value of the assets of these plans was £3,795m (2003 £3,793m, 2002 £3,858m). Of this amount, £3,568m (2003 £3,568m, 2002 £3,568m) related to the two UK plans and on their valuation dates were sufficient to cover 110% and 101% respectively of the benefits accrued to members of each of those plans, after allowing for projected increases in earnings and pensions. The valuations for the two major UK plans were based on assumptions that salaries increase by 4.3% and 4.0% plus allowances for promotional salary increases, pensions increase by 2.9% and 2.5% and investment returns are 7.1% pa pre retirement and 5.6% post retirement for one plan and 6.5% for the other.

For the two main U.K. plans, the level of contributions in 2004 were 23% and 20% of salaries respectively. Additionally, contributions totalling £43m were made in respect of the U.K. plans in accordance with the plan to correct the FRS 17 deficits. Valuations of the two main U.K. plans have been undertaken during 2004. The trustees of the plans and the sponsoring companies are currently in the course of discussion of the results in order to agree the future levels of contributions into each plan. The amounts charged to the Profit and Loss Account were the equivalent of 13.9% and 20% respectively of relevant UK earnings. This charge reflected a regular cost of £43m (2003 £57m, 2002 £73m) and a credit of £8m (2003 £11m, 2002 £34m). The credit arises from the amortisation of the actuarial surpluses in the funds (after taking account of interest on balances between the Group and the funds). For one plan an actuarial surplus from the valuation is being applied to reduce pension costs by a level percentage of payroll over the estimated working lives of members of the respective plans.

Included in prepayments is an amount of £65m (2003 £10m, 2002 £81m) in the U.K., £9m (2003 provision of £6m) in the U.S. and £16m (2003 £nil) in overseas plans, resulting from the difference between the amounts charged to revenue and the amounts contributed to plans and in provisions an amount of £2m (2003 £2m) in respect of overseas plans.

Other post-retirement benefits

The Group provides post retirement healthcare benefits to certain current and retired U.S. and Canadian employees. The estimated discounted present values of the unprovided accumulated obligations are calculated in accordance with the advice of independent qualified actuaries.

At December 31, 2004 the unprovided accumulated obligation in the U.S. is estimated at £nil (2003 £4m). The assumptions used for the charge to the profit and loss account assume a pre 65 premium inflation for medical care initially of 9% reducing over eight years to 5% (2003 10% reducing over nine years to 5%) and a post 65 premium inflation of 11% reducing over ten years to 5% (2003 12% reducing over 10 years to 5%) and a discount rate of 5.8% (2003 6%). The unprovided accumulated obligation in Canada is estimated at £7m (2003 and 2002 £5m) assuming a premium inflation for drugs of 8% (2003 and 2002 8%) reducing over ten years to 5% (2003 5%, 2002 4%), 4% for hospital and 3% for medical care for one plan, and 10% (2003 and 2002 10%) decreasing by 0.5% per year to 5% (2003 and 2002 0.5% per year to 5%) for the other scheme. For dental care, premium inflation of 4% and 5% is assumed for the respective schemes (2003 and 2002 4% and 5%) and a discount rate of 6.5% for both schemes (2003 6.5% for both schemes, 2002 6.75% for both schemes).

The benefits are accounted for on a systematic basis over the remaining service lives of current employees, the cost in the year being £5m (2003 £9m, 2002 £6m). In Canada the costs of meeting the liability for these benefits are expected to attract taxation relief when paid. The total provision included is £44m (2003 £43m, 2002 £42m).

Alternative accounting treatment (Financial Reporting Standard 17)

The Accounting Standards Board issued Financial Reporting Standard 17 (FRS 17) “Retirement Benefits” in November 2000.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 9 continued

The components of the pension cost that would be included within operating profit for the year ended December 31, 2004, if FRS 17 had been fully adopted in the financial statements is as follows:

	UK plans £m	US plans £m	Other plans £m	Total 2004 £m	Total 2003 £m

Current service cost	67	6	6	79	102
Past service cost	19	2	1	22	54
Curtailment (gains)	—	(8)	(1)	(9)	(40)
Settlement (gains)	—	—	—	—	(6)

Total charge to be included in Group operating result	86	—	6	92	110

Expected return on assets	(214)	(16)	(11)	(241)	(211)
Interest cost	214	22	12	248	234

Total financing charge to be included in Group operating loss	—	6	1	7	23

Amounts to be recognized within Statement of Total Recognized Gains and Losses:
Actual return on assets in excess of expected	138	5	5	148	256
Experience gains/(losses) on liabilities	90	—	(9)	81	(52)
Change in actuarial assumptions	(279)	(8)	(13)	(300)	(250)
Movement in irrecoverable surplus	—	—	—	—	—

Actuarial loss	(51)	(3)	(17)	(71)	(46)

	UK plans %	US plans %	Other plans %	Total 2004%	Total 2003%

Difference between expected and actual return as a percentage of scheme assets	3.6	2.2	3.1	3.5	6.5
Experience gains/(losses) as a percentage of plan liabilities	2.1	0.1	(4.6)	1.7	(1.1)
Other as a percentage of plan liabilities	(6.5)	(2.1)	(6.8)	(6.1)	(5.4)
Total actuarial gain to be recognized in statement of total recognized gains and losses as a percentage of plan liabilities	(1.2)	(0.7)	(8.8)	(1.4)	(1.0)

Movement in net deficit during the year

	2004 £m	2003 £m

Deficit at January 1	(675)	(724)
Exchange	12	18
Total operating charge	(92)	(110)
Employer contribution	150	201
Total financing charge	(7)	(23)
Actuarial loss	(71)	(46)
Disposal of subsidiaries	—	9

Deficit at December 31	(683)	(675)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 9 continued

The value of the liability that would be included in the combined consolidated balance sheet at December31 if FRS 17 had been fully adopted in the financial statements is as follows:

	UK plans £m	US plans £m	Other plans £m	Total 2004 £m	Total 2003 £m	Total 2002 £m

Equities	1,840	137	100	2,077	1,958	1,707
Bonds	1,681	95	58	1,834	1,676	1,594
Other	302	10	7	319	286	334

Fair value of assets held by pension plans	3,823	242	165	4,230	3,920	3,635
Present value of pension and post-retirement plans liabilities	(4,322)	(393)	(198)	(4,913)	(4,595)	(4,359)

Net deficit	(499)	(151)	(33)	(683)	(675)	(724)
Unrecognized past service costs	—	—	(1)	(1)	1	—
Surplus not recoverable	—	—	—	—	—	—
Related deferred tax asset	150	—	12	162	149	230

Net pension and post-retirement liability	(349)	(151)	(22)	(522)	(525)	(494)

Analyzed
Pension asset	—	—	—	—	—	3
Pension and post-retirement liability	(349)	(151)	(22)	(522)	(525)	(497)

Net pension and post-retirement liability	(349)	(151)	(22)	(522)	(525)	(494)

The full valuation dates for the main U.K. plans were March 31, 2002 and June 30, 2002 respectively and the US plans were January 1, 2003. These valuations have been updated at December 31, 2003 to take account of changes in the fair value of the assets and financial assumptions. The main assumptions are as follows:

	UK plans			US plans			Other plans
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	%	%	%	%	%	%	%	%	%

Assumptions
Annual rate of general inflation	2.5	2.5	2.3	2.5	2.5	3.0	2.0	2.0	2.2
Annual rate of increase in salaries	4.0	4.0	3.8	4.8	4.8	4.5	4.1	4.0	4.2
Annual rate of increase for pensions in payment and deferred pensions	2.5	2.5	2.3	—	—	—	2.0	2.0	1.8
Interest rate used to discount liabilities	5.2	5.4	5.5	5.8	6.0	6.5	6.0	6.5	6.2
Expected rate of return to be assumed for each class
Equities	7.3	7.3	7.0	9.0	9.0	9.0	8.0	9.5	8.6
Bonds	4.5	4.8	4.6	6.0	6.0	6.0	5.5	6.0	5.7
Other	6.1	6.3	6.0	2.0	2.0	2.0	3.5	3.0	4.7

As at December 31, 2004, the valuation of liabilities for post retirement benefits in the U.S. assumes a pre 65 premium inflation rate of 8% decreasing to 5% by 2012 (2003 9% decreasing to 5% by 2011) and a post 65 premium inflation rate of 10% decreasing to 5% by 2014 (2003 11% decreasing to 5% by 2013). The valuation of liabilities in Canada assumes 10% decreasing to 5% in 10 years for drugs (2003 8% decreasing to 5% in nine years) and 4% for hospital (2003 4%) and 3% for other (2003 3%). The valuation of liabilities for post retirement

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 9 continued

benefits at December 31, 2002 assumed a premium inflation rate for medical care of 11% decreasing to 5% by 2008 (2001 12% decreasing to 5% by 2008).

Reconciliation of proforma profit and loss account reserve on a FRS 17 basis:

	Profit and loss account reserve
	2004 £m	2003 £m	Restated 2002 £m

Profit and loss account reserve as reported at December 31	1,002	1,301	1,491
Less pension and post-retirement FRS 17 liabilities net of tax	(522)	(525)	(494)

	480	776	997
(Less)/add pension and post-retirement liabilities that would be reversed on the implementation of FRS 17 net of tax	(37)	37	88

Profit and loss account reserve on FRS 17 basis at December 31	443	813	1,085

Included in the proforma profit and loss account reserve is a pension and post-retirement reserve on a FRS 17 basis at December 31, 2004 of £(448)m (2003 £(397)m, 2002 £(342)m).

10.	EQUALIZATION PROVISIONS (RESERVES)

Equalization provisions (reserves) are established in accordance with the Financial Services Authority’s rules for insurers in the U.K. and with similar legislation in overseas countries. These provisions, notwithstanding that they do not represent liabilities at the balance sheet date as they are over and above the anticipated ultimate cost of outstanding claims, are required by Schedule 9A to the Companies Act 1985 to be included within technical provisions in the balance sheet, and any change in the provisions during the year is required to be shown in the general (property and casualty) business technical account.

The effect of including the provisions is as follows:

	2004 £m	2003 £m	2002 £m

Equalization provisions at January 1	319	293	331
Exchange movement on non-UK provisions	—	2	5
Charged/(credited) to the general (property and casualty) business technical account and in the profit on ordinary activities before tax	37	24	(1)
Disposal of subsidiaries	—	—	(42)

Equalization provisions at December 31	356	319	293

The cumulative impact of equalization provisions on shareholders’ funds at December 31, 2004 is £347m (2003 £308m, 2002 £287m).

11.	QUOTA SHARE REINSURANCE TREATY

During 2004, the Group entered into a 8% quota share reinsurance program covering the majority of the general (property and casualty) business written in the U.K., Denmark, Ireland and Canada. The total amount of premiums ceded in 2004 was £328m. Earned premiums reflect £159m in respect of an opening portfolio

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 11 continued

adjustment which has been paid, and £154m of closing portfolio adjustment receivable at December 31, 2004, which is included in debtors arising out of reinsurance operations. As from January 1, 2005 the Group did not renew the quota share reinsurance program.

During 2003, the Group entered into a 15% quota share reinsurance program covering the majority of the general (property and casualty) business written in the U.K., Denmark, Ireland, U.S. and Canada. The total amount of premiums ceded in 2003 was £678m. Earned premiums reflect £343m in respect of an opening portfolio adjustment which has been paid, and £291m of closing portfolio adjustment receivable at December 31, 2003, which is included in debtors arising out of reinsurance operations.

During 2002, the Group entered into a 10% quota share reinsurance program which covers the majority of the Group’s general business written in the U.K., Denmark, U.S., Canada and Australia. The total amount of premiums ceded in 2002 was £698m. Earned premiums reflect £312m in respect of an opening portfolio adjustment which has been paid, and £327m of closing portfolio adjustment receivable at December 31, 2002, which is included in debtors arising out of reinsurance operations.

12.	INVESTMENT INCOME/EXPENSES AND CHARGES

	Non-technical account
	2004 £m	2003 £m	2002 £m

Income from associated undertakings
Profit before gains on the realization of investments	10	25	10
Gains on the realization of investments	1	2	9

	11	27	19
Other investment income
Income from land and buildings	33	23	18
Income from other investments	628	640	747
Gains on the realization of investments	31	482	362

	692	1,145	1,127

Total investment income	703	1,172	1,146

Investment expenses and charges
Interest on bank loans and overdrafts	(26)	(29)	(46)
Interest on dated loan capital	(72)	(53)	(52)
Interest on other loans	(17)	(19)	(19)
Investment management expenses	(31)	(26)	(29)

Total investment expenses and charges	(146)	(127)	(146)

Net investment income	557	1,045	1,000

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 12 continued
	Technical account long term (life) business

	2004 £m	2003 £m	2002 £m

Other investment income
Income from land and buildings	112	190	182
Income from other investments	967	1,311	1,383
Gains/(losses) on the realization of investments	611	214	(105)

Total investment income	1,690	1,715	1,460

Investment expenses and charges
Interest on other loans	(16)	(25)	(20)
Investment management expenses	(40)	(40)	(48)

Total investment expenses and charges	(56)	(65)	(68)

Net investment income	1,634	1,650	1,392

13.	METHODOLOGY FOR CALCULATIONS OF LONGER TERM RATE OF RETURN AND COMPARISON OVER A LONGER TERM

The rates of investment return used for the longer term rate of return basis are reviewed annually and are set out below:

	2004%	2003%	2002%

Pre-tax returns assumed
Fixed interest returns (nominal)	5.00	5.00	6.00
Equity returns (nominal)	7.50	7.50	9.00
Inflation	2.50	2.50	3.00

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

The aggregate amount of investment return recognized under the longer-term basis since January 1, 1994 amounts to £11.5bn. The total investment return that arose in this period was £11.8bn.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	TAXATION

The taxation on profit/(loss) on ordinary activities charged/(credited) in the profit and loss account is as follows:

	Non-technical account

	2004 £m	2003 £m	2002 £m

Current tax
U.K. corporation tax	24	(17)	11
Double taxation relief	(21)	(13)	(8)
Overseas taxation	83	29	(51)
Taxation surplus (release)/addition	(20)	(20)	14
Prior year items	54	(34)	28

	120	(55)	(6)
Tax attributable to long term business	21	169	65

Current tax charge for the year	141	114	59
Deferred tax
Timing differences—origination and reversal	(32)	102	(179)
Movement in discount	1	1	29

Tax charge/(credit)	110	217	(91)

Analyzed
Parent and subsidiaries	106	202	(94)
Associated undertakings	4	15	3

	Technical account long term (life) business

	2004	2003	2002
	£m	£m	£m

Current tax
U.K. corporation tax	48	62	118
Double taxation relief	(1)	(1)	(1)
Overseas taxation	50	12	111
Prior year items	—	(3)	(5)

Current tax charge for the year	97	70	223
Deferred tax
Timing differences—origination and reversal	11	144	(271)
Movement in discount	1	(21)	52

Tax charge	109	193	4

Analyzed
Parent and subsidiaries	109	193	4
Associated undertakings	—	—	—

U.K. corporation tax for the current year in the non-technical account is based on a rate of 30% (2003 and 2002 30%). Further details of current and deferred tax are given in notes 31, 33 and 34.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 14 continued

The tax charge for U.K. corporation tax in the long term (life) technical account is provided at rates between 20% and 30% (2003 and 2002 between 20% and 30%), computed in accordance with the rules applicable to life insurance companies.

Factors affecting the current tax charge—non technical account

The current tax charge for the years 2004, 2003 and 2002 is more than 30% due to the items set out in the reconciliation below:

	2004	2003	Restated 2002
	£m	£m	£m

Profit/(loss) on ordinary activities before tax	1	(146)	(914)

Tax credit at 30%	—	(44)	(274)
Factors affecting charge
Disallowed expenditure	21	92	71
Goodwill	9	108	208
Tax exempt income and investments gains	(12)	(90)	(129)
Tax losses not recognized	130	135	—
Non-deductible movement in U.S. claims discounting	—	105	—
Adjustment for non U.K. tax rates	(14)	(31)	(37)
Adjustment to prior year provisions	34	(54)	41
Other timing differences other than on long term business	(27)	(107)	179

Current tax charge for the year	141	114	59

15.	DIVIDENDS
	2004	2003	2002
	£m	£m	£m

Ordinary
Interim paid 1.65p (2003—1.62p, 2002 restated—3.23p)	47	28	57
Final proposed 2.96p (2003—2.90p, 2002 restated—1.62p)	86	83	29

	133	111	86
Preference	9	9	9

	142	120	95

Full provision has been made for the proposed final dividend. The dividends per ordinary share in 2002 and the interim dividend per ordinary share in 2003 have been restated to reflect the bonus element of the rights issue in October 2003. All dividends are paid in Pound Sterling.

16.	EARNINGS PER ORDINARY SHARE

The earnings per ordinary share shown in the consolidated profit and loss account is calculated by reference to the loss attributable to the equity shareholders of £158m (2003 loss £391m, 2002 loss £880m) and the weighted average of 2,872,090,434 (2003 1,994,092,282, 2002 1,767,426,890) shares in issue during the year.

In accordance with Financial Reporting Standard 14 (“FRS14”), ‘Earnings per Share’ the numbers of ordinary and potential ordinary shares outstanding prior to the rights issue in 2003 and during 2002 have been calculated to take account of the bonus element of the rights issue in October 2003.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 16 continued
	2004 £m	2003 £m	Restated 2002 £m

Loss for the financial year attributable to shareholders	(149)	(382)	(832)
Preference dividends	(9)	(9)	(9)

Loss for the financial year attributable to equity shareholders	(158)	(391)	(841)

When calculating the diluted earnings per ordinary share there is no adjustment to the loss attributable to equity shareholders and there are no dilutive potential ordinary shares.

Group operating earnings after tax per ordinary share (based on longer term investment return) attributable to shareholders includes tax on the allocated longer term investment return at a notional rate of 31% (2003 31%, 2002 32%). It is the opinion of the directors that this measure provides a better indication of the underlying performance of the business of the Group.

The reconciliation of Group operating earnings after tax (based on longer term investment return) per ordinary share to earnings per ordinary share is as follows:

	2004 p	2003 p	Restated 2002 p

Loss per ordinary share	(5.5)	(19.6)	(47.6)
Short term investment fluctuations	2.7	1.7	29.0
Change in the equalization provisions	1.3	1.2	(0.1)
Amortization and impairment of goodwill	0.7	1.2	40.3
Amortization of goodwill in acquired property and casualty claims provisions	0.5	1.0	1.4
Profit/(loss) on disposal of subsidiary undertakings	3.8	15.4	(14.3)
Other items	5.0	(1.8)	4.1
Tax	(0.1)	3.4	(8.2)

Group operating earnings after tax (based on longer term investment return) per ordinary share	8.4	2.5	4.6

Group operating earnings after tax (based on longer term investment return) per ordinary share for 2002 has been restated.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.	INTANGIBLE ASSETS
	Goodwill in acquired claims provisions £m	Goodwill arising on acquisition £m	Total 2004 £m	Total 2003 £m

Cost
At January 1	213	800	1,013	1,263
Exchange	(8)	(38)	(46)	(35)
Additions	—	7	7	1
Disposals of subsidiary undertakings	—	(9)	(9)	(216)

At December 31	205	760	965	1,013

Amortization
At January 1	(139)	(658)	(797)	(957)
Exchange	6	39	45	51
Charge for the year	(14)	(19)	(33)	(43)
Disposal of subsidiary undertakings	—	4	4	152

At December 31	(147)	(634)	(781)	(797)

Net book value at December 31	58	126	184	216

18.	INVESTMENTS
	2004	2003
	£m	£m

Land and buildings
Freehold	681	2,903
Long leasehold	46	198
Short leasehold	8	17

Total land and buildings	735	3,118

Of which Group occupied	309	444

Other financial investments
Shares and other variable yield securities and units in unit trusts	1,597	4,883
Debt securities and other fixed income securities:
British government securities	1,927	7,692
Other government securities	4,241	8,541
Local authority securities	208	224
Corporate bonds	5,414	14,046
Preference shares	302	249
Loans secured by mortgages	45	82
Other loans	48	73
Deposits with credit institutions	878	814

Total other financial investments	14,660	36,604

Listed investments
Included in total investments are the following:
Interests in associated undertakings	3	94
Shares and other variable yield securities and units in unit trusts	1,240	4,316
Debt securities and other fixed income securities	6,542	24,796

Total listed investments	7,785	29,206

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 18 continued

In addition debt securities held in North America amounting to £3,602m (2003 £4,161m) at market value are freely traded in an approved securities market but are not listed within the meaning of the Companies Act.

Other financial investments include securities valued on an amortized cost basis of £nil (2003 £1m) with a historical cost of £nil (2003 £1m), a market value of £nil (2003 £1m) and a redemption value of £nil (2003 £1m).

Other loans shown above include amounts of £nil (2003 £10m) relating to policyholder loans.

The historical cost of total investments is £15,008m (2003 £37,674m). The historical cost of assets held to cover linked liabilities is £nil (2003 £3,531m).

The property valuations have been prepared on the basis of open market value at the balance sheet date in accordance with The Royal Institution of Chartered Surveyors’ Appraisal and Valuation Manual, by external qualified valuation surveyors.

As of December 31, 2004, securities of £907m (2003 £2,887m) had been loaned and collateral of £942m (2003 £3,009m) had been received from the securities lending participated in by the Group. The Group requires collateral equal to or greater than the fair value of the securities loaned. On average the collateral requirement is 104%.

Securities with a carrying value £520m at December 31, 2004 (2003 £508m) were held in trust for the benefit of US policyholders as required by the various states.

19.	DERIVATIVES

The Group uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates, foreign exchange rates and equity markets. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. The Group is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative purposes. Swaps (except those entered into in relation to the Group’s dated loan capital-see note 1F), futures and forward contracts are accounted for as contractual commitments on a trade date basis and are carried at fair values. Any unrealized gains and losses arising on these contracts are reflected in the profit and loss account (statement of income). The fair values of futures contracts are based on closing exchange quotations. Forwards and futures are contracts that call for the delayed delivery of securities in which the seller agrees to deliver a specified instrument at a specified date at a specified price.

The Group utilizes foreign currency forward contracts to reduce exposure to exchange rate risks primarily associated with transactions in the regular course of the Group’s international operations and to limit currency risk on assets matched to other currency denominated liabilities. The forward contracts establish the exchange rates at which the Group will purchase or sell the contracted amount of local currencies for specified foreign currencies at a future date. The Group utilizes forward contracts that are short-term in duration (generally less than six months) and pays the forward rate at the settlement date. The major currency exposures hedged by the Group include the US dollar and euro. The notional amount of foreign currency forwards at December 31, 2004 were £162m (2003 £1,815m). The carrying amount and fair value of these contracts at December 31, 2004 were £1m (2003 £(13)m).

The Group has entered into derivative futures contracts for the purpose of efficient portfolio management and the reduction of investment risk. The change in fair value of such contracts has a high correlation to the price changes of the underlying investments. Gains or losses arising from open positions are included in the investment portfolio and the profit and loss account as an unrealized gain or loss. The contract amount of futures and options contracts at December 31, 2004 was £8m (2003 £nil). The carrying amount and fair value of these contracts were £(1)m (2003 £nil).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 19 continued

The Group previously entered into a number of swaption contracts to mitigate certain interest guarantees offered on life products offered by the Group prior to 1996. The carrying amount and fair value of these contracts at December 31, 2004 was £nil (2003 £226m). Changes in the value of these contracts were charged to the profit and loss account (statement of income).

The Group has entered into a number of interest rate swap contracts. The carrying amount and fair value of these contracts at December 31, 2004 was £(1)m (2003 £(1)m).

The derivative financial instruments have off-balance-sheet risk which includes, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Group has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For forward contracts, credit risk is limited to the amount that it would cost the Group to replace the contracts. The Group monitors creditworthiness of counterparties to these financial instruments using criteria of acceptable risk that are consistent with on-balance-sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures. Collateral is required, at the discretion of the Group, on certain transactions based on the creditworthiness of the counterparty.

20.	ACQUIRED VALUE OF LONG TERM BUSINESS

Amortization charged to the Long Term Business Technical Account amounted to £nil (2003 £5m).

21.	DEBTORS

Debtors arising out of direct insurance operations are analyzed as follows:

	2004	2003
	£m	£m

Due from policyholders	854	1,061
Due from intermediaries	1,030	1,155

	1,884	2,216

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	TANGIBLE ASSETS

The cost and related accumulated depreciation were as follows as of December 31:

	Group

	2004	2003
	£m	£m

Cost
At January 1	548	699
Additions	112	48
Exchange rate fluctuations	(3)	3
Disposals	(62)	(88)
Disposals of subsidiary undertakings	(47)	(114)

At December 31	548	548

Accumulated Depreciation
At January 1	(409)	(478)
Depreciation charge for the year	(44)	(79)
Exchange rate fluctuations	—	(1)
Disposals	53	74
Disposals of subsidiary undertakings	38	75

At December 31	(362)	(409)

Net book value
At December 31	186	139

Tangible assets principally comprise short leasehold improvements, fixtures, fittings and equipment.

23.	INTERESTS IN ASSOCIATED UNDERTAKINGS

The equity method of accounting is used for the Group’s investment in associated undertakings in accordance with Financial Reporting Standard 9 ‘Associates and Joint Ventures’. The companies listed in note 50 are those, not being subsidiaries, in which Royal & Sun Alliance Insurance Group plc and its subsidiaries held at December 31, 2004 a participating interest and which are associated undertakings as defined in the Companies Act 1985. All holdings are of equity shares. Equity in income of associated undertakings is presented separately as a footnote to the consolidated profit and loss non-technical account.

Interests in associated undertakings comprise:

	2004	2003
	£m	£m

Shares at cost
At January 1	177	253
Exchange	—	4
Acquisitions	—	—
Transfer to subsidiary undertakings/disposals	(149)	(80)

At December 31	28	177
Adjustment to valuation	(1)	(55)

Net book value	27	122

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 23 continued

Balances due from associated undertakings at December 31, 2004 amounted to £4m (2003 £5m).

During 2004, the Group disposed of its 37.5% interest in Mutual & Federal Insurance Company Limited, a South African undertaking, and its 14.5% interest in Rimac-Internacional Compañia de Seguros y Reaseguros, a Peruvian undertaking.

24.	ACQUISITIONS OF SUBSIDIARY UNDERTAKINGS

The Group has used the acquisition method to account for all acquisitions.

During 2004, acquisitions of business and subsidiary undertakings, principally comprising books of business, which had a book value of £nil (2003 £nil) on acquisition were made for a total cash consideration of £4m (2003 £1m). Goodwill of £4m (2003 £1m) arising on those acquisitions has been capitalized and is being amortized. In addition purchase price adjustments arising on past acquisitions resulted in goodwill of £3m (2003 £nil) which is being amortized. The amortization period for Group acquisitions and the minority purchases made during the year is 10 years, being the period over which the value of the businesses acquired are expected to exceed the value of their underlying assets.

During 2004, the Group acquired for £5m (2003 £9m) further minority interests in existing subsidiaries.

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.	DISPOSAL OF SUBSIDIARY UNDERTAKINGS

During 2004, disposals of subsidiary undertakings were made for a total consideration of £1,066m. The disposals of subsidiaries and books of business gave rise to an exceptional pre tax loss of £84m prior to write off of goodwill of £25m. Group disposals during the year comprise:

1.
The Group disposed of its interest in its U.K. life operations on September 30, 2004. The transaction generated proceeds, net of costs, of £811m and generated an exceptional pre tax loss before goodwill writeback of £59m. The Group has agreed to share the cost of increases in misselling liabilities in the U.K. life operations if the costs of those liabilities exceed an agreed level. This may result in the Group making cash payments, capped at £76m.

2.	The Group disposed of its interest in its Scandinavian life operations on October 1, 2004. The transaction generated proceeds, net of costs, of £254m and generated an exceptional pre tax loss of £4m.

3.	A number of other disposals were made during the year for net sales proceeds of £1m which generated in aggregate an exceptional pre tax loss of £21m.

4.	Goodwill of £25m relating to disposals that had previously been written off directly to reserves has been written back through the profit and loss account.

Whilst all of the above disposals had completed at December 31, 2004, the directors’ estimates of actual profits/(losses) on disposal are subject to subsequent adjustment in relation to the specific terms, conditions and warranties contained within the related disposal agreements.

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

During 2003, disposals of subsidiary undertakings were made for a total consideration of £796m. The disposals of subsidiaries and books of business gave rise to an exceptional pre tax profit of £16m prior to write off of goodwill of £324m. Group disposals during the year comprise:

1.	The U.K. Healthcare & Assistance business was sold on April 4, 2003. The transaction generated proceeds, net of costs, of £121m and generated an exceptional pre tax profit of £114m.

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

Note 25 continued

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

4.
The Group disposed of its group risk business in the U.K. on October 1, 2002 for net sales proceeds of £15m, which gave rise to an exceptional pre tax profit of £15m. Until regulatory approval has been obtained the group risk business will continue to be written by the Group, however, it will be subject to a 100% quota share reinsurance treaty with the acquirer.

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

26.	SHAREHOLDERS’ FUNDS (SHAREHOLDERS’ EQUITY)

In 2004 there was no share premium arising from the capitalization of reserves consequent upon the exercise of employee share options (2003 £nil).

Share premium of £15m (2003 £564m) arises from the issue of 31,669,408 ordinary shares of 27.5p each by scrip.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 26 continued

The profit and loss account at December 31, 2004 includes cumulative amounts of goodwill written off directly to reserves prior to January 1, 1998 (adjusted for disposals) and remaining written off, of £158m (2003 £183m). It also includes the merger reserve of £568m arising during 1996 (2003 £568m) from the merger of Royal Insurance Holdings plc (“Royal Insurance”) and Sun Alliance Group plc. It represents the share premium of Royal Insurance together with the difference between the nominal value of the shares issued to former shareholders in Royal Insurance and the nominal value of the shares received in exchange.

27.	SHARE CAPITAL

	2004 £m	2003 £m	2002 £m

Authorized
3,923,636,364 ordinary shares of 27.5p each (2003 3,923,636,364 ordinary shares of 27.5p each, 2002 2,000,000,000 ordinary shares of 27.5p each)	1,079	1,079	550
300,000,000 preference shares of £1 each (2003 and 2002 300,000,000 preference shares of £1 each)	300	300	300

Issued and fully paid
2,912,318,571 ordinary shares of 27.5p each (2003 2,880,199,331 ordinary shares of 27.5p each , 2002 1,439,945,133 ordinary shares of 27.5p each)	801	792	396
125,000,000 preference shares of £1 each (2003 and 2002 125,000,000 preference shares of £1 each)	125	125	125

	926	917	521

During the year 449,832 ordinary shares were issued on the exercise of employee share options for a total cash consideration of £0.3m. The Company also issued 31,669,408 ordinary shares during the year under the scrip scheme approved by the shareholders at the 2004 Annual General Meeting. The total nominal value of the ordinary shares issued during the year was £9m.

On October 16, 2003 the Company completed a one for one rights issue following which 1,439,990,771 ordinary shares of 27.5p each were issued for a total cash consideration of £1,008m less expenses of £48m. During the year 263,427 ordinary shares of 27.5p were issued on the exercise of employee share options for a total cash consideration of £0.2m. The total nominal value of ordinary shares issued during the year was £396m.

During 2002, 779,993 ordinary shares of 27.5p were issued on the exercise of employee share options for a total cash consideration of £2m. The total nominal value of ordinary shares issued during the year was £0.2m.

The preference shares carry a right to a fixed cumulative preferential dividend of 7.375% pa, payable in half-yearly instalments, and are non-redeemable. On a return of capital on a winding up (liquidation), the holders are entitled, in priority to holders of all other shares of the Company, to receive out of the surplus assets of the Company any arrears and accruals of the dividend together with the greater of the price at which the gross yield on each preference share is equal to the mean gross yield on 3.5% War Loan or such Government Stock as may be agreed (but not exceeding twice the nominal amount of the preference share) and the nominal amount of the share together with any premium paid on issue. The holders of preference shares have the right to vote at a general meeting of the Company only if at the date of the notice of the meeting the dividend payable on the shares is in arrears or otherwise on a resolution to vary the rights attaching to the preference shares.

The Royal & SunAlliance ESOP Trust holds ordinary shares in the Company which may subsequently be transferred to employees (other than the executive directors). At December 31, 2004 the Trust held 12,369,290

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 27 continued

ordinary shares (2003 12,371,801, 2002 11,541,409) in the Company with a nominal value of £3m (2003 and 2002 £3m) and a market value, based on the mid market value of the Company’s shares at the close of business on December 31, 2004 as shown in the Official List of the London Stock Exchange, of £10m (2003 £11m, 2002 £14m).

The Royal & SunAlliance ESOP Trust No 2 holds ordinary shares in the Company which may subsequently be transferred to employees including executive directors. At December 31, 2004 the Trust held 3,038,894 ordinary shares (2003 3,038,894, 2002 697,200) in the Company with a nominal value of £0.8m (2003 £0.8m, 2002 £0.2m) and a market value, based on the mid market value of the Company’s shares at the close of business on December 31, 2004 as shown in the Official List of the London Stock Exchange, of £2m (2003 £3m, 2002 £1m).

The Trustee of each Trust has waived its rights to dividends in excess of 0.01p on shares held by the Trusts. When computing the earnings per share, the shares held by the Trusts have been ignored in the calculation as, under FRS 14 ‘Earnings per Share’, they are treated as if they were cancelled.

Employee savings related share option plans

At December 31, 2004, under employee savings related share option plans, employees held options over 52,761,469 ordinary shares at option prices ranging from 59.0p—354.5p per share. Under the plans, options are granted with an option price set at a discount of 12% to 20% of the market value of the ordinary shares in the period immediately preceding the date of grant. The options are normally exercisable within six months of the respective exercise date, which is set at three to seven years after the date of grant. The Group makes use of the exemption in UITF abstract 17 (revised 2003) and accordingly recognizes no cost for the options.

Number of shares	Adjusted option price per share	Year of exercise

1,280,687	319.0p—347.0p	2004
4,769,479	66.2p—354.5p	2005
6,911,009	75.0p—329.7p	2006
13,568,144	59.0p—250.3p	2007
11,824,926	61.0p—77.5p	2008
13,145,998	59.0p—70.0p	2009
1,261,226	61.0p	2010

52,761,469

At December 31, 2003, under employee savings related share option plans, employees held options over 40,148,839 ordinary shares at option prices ranging from 66.2p—361.0p per share. Under the plans, options are granted with an option price set at a discount of 12% to 20% of the market value of the ordinary shares in the period immediately preceding the date of grant. The options are normally exercisable within six months of the respective exercise date, which is set at three to seven years after the date of grant. The Group makes use of the exemption in UITF abstract 17 (revised 2000) and accordingly recognizes no cost for the options.

Number of shares	Adjusted option price per share	Year of exercise

1,665,843	237.4p—354.5p	2003
1,729,494	319.0p—361.0p	2004
6,766,649	66.2p—354.5p	2005
9,271,083	75.0p—328.7p	2006
8,148,107	66.2p—250.3p	2007
12,035,536	75.0p—77.5p	2008
532,127	70.0p	2009

40,148,839

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 27 continued

Executive share option plans

At December 31, 2004, under executive share option plans, options over 72,044,516 ordinary shares were held at option prices ranging from 59.0p—444.9p. The options are potentially exercisable between three and ten years after grant, with the exception of the U.S. scheme in which the exercise of options can be accelerated by the performance of the U.S. subsidiary. These options are potentially exercisable between one and three years. Options outstanding are as follows:

Number of shares	Adjusted option price per share	Year of exercise

311,988	251.7p—277.9p	1998
426,554	342.5p	1999
2,778,985	251.7p—424.6p	2000
4,067,445	401.4p—439.4p	2001
5,579,305	298.9p—444.9p	2002
6,824,155	278.7p—369.9p	2003
12,651,488	312.6p—407.9p	2004
11,311,272	234.2p	2005
13,176,020	59.0p—114.1p	2006
14,917,304	76.0p—79.0p	2007

72,044,516

At December 31, 2003, under executive share option plans, options over 66,570,939 ordinary shares were held at option prices ranging from 59.0p—439.4p. The options are potentially exercisable between three and ten years after grant, with the exception of the U.S. scheme in which the exercise of options can be accelerated by the performance of the U.S. subsidiary. These options are potentially exercisable between one and three years. Options outstanding are as follows:

Number of shares	Adjusted option price per share	Year of exercise

206,131	182.5p—277.9p	1997
410,907	251.7p—277.0p	1998
683,298	182.5p—342.5p	1999
3,635,201	251.7p—424.6p	2000
6,188,754	401.4p—439.4p	2001
8,074,420	298.9p—393.5p	2002
10,909,668	278.7p—369.9p	2003
8,917,480	312.6p—407.9p	2004
8,059,477	234.2p	2005
19,485,603	59.0p—114.1p	2006

66,570,939

28.	DATED LOAN CAPITAL
	2004 £m	2003 £m

Subordinated guaranteed US$ bonds	255	272
Subordinated guaranteed Euro bonds	352	350
Subordinated guaranteed loan	—	146
Subordinated guaranteed perpetual notes	444	—

	1,051	768

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

The subordinated guaranteed US$ ($500m) bonds have a redemption date of October 15, 2029. The rate of interest payable on the US$ bonds is 8.95% although the Company managed the overall interest cost through use of derivative contracts. During 2004 all outstanding derivative contracts were cancelled or closed out.

The subordinated guaranteed Euro bonds (€500m) have a redemption date of October 15, 2019. €200m of the Euro bonds bear interest at a fixed rate of 6.875% until October 15, 2009 and a floating rate thereafter. €300m of the Euro bonds bear interest at a floating rate from the date of issue. The Company has the option to repay the Euro bonds on specific dates from October 15, 2009.

The Company issued £450m (£444m net of discount and fees) of subordinated guaranteed perpetual notes on July 23, 2004. The notes pay an annual coupon of 8.50% with an option to call the notes, or if not called for the coupon rate to be reset, on December 8, 2014 and every five years thereafter. Part of the proceeds was used to repay the subordinated guaranteed loan which was repaid on July 16, 2004 and resulted in a loss of £4m.

The bonds and the loan are contractually subordinated to all other creditors of the Company such that in the event of a winding up or of bankruptcy, they are to be repaid only after the claims of all other creditors have been met.

29.	LONG TERM (LIFE) BUSINESS PROVISION (LIFE BUSINESS RESERVES)

The U.K. life operations were disposed of in September 2004. In 2003 and 2002, the principle assumptions used to calculate the U.K. long term (life) business provision (reserve for future life and health policy benefits) for the main classes of business were:

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

Generally accepted actuarial tables were used as appropriate in overseas long term (life) business operations. Assumptions and bases would vary from one territory to another. No territory other than U.K. shown above was significant.

On February 11, 2003, the Group entered into an agreement with Unisys for the provision of administration services and support related functions to all of its U.K. life subsidiaries. This agreement was

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 29 continued

effective from May 1, 2003. Accordingly, the costs set out in this agreement, together with the costs associated with non outsourced functions within the U.K. life operation, formed the basis of the expense assumptions within the long term (life) business provision in each of the UK life subsidiaries.

30.	CLAIMS PROVISIONS

Claims outstanding include claims less reinsurance recoveries on certain classes of business which have been discounted. The total value of outstanding claims provisions less reinsurance recoveries before discounting amounted to £10,966m (2003 £11,241m).

Claims are discounted, as follows:

		Discount Rate		Average period to settlement

		2004	2003
	Category	%	%	2004	2003

UK	Asbestos & Environmental	5.00	5.00	14 years	7 years
Scandinavia	Disability	3.14	2.92	11 years	12 years
US	Asbestos & Environmental	5.00	5.00	9 years	11 years
	Disability	5.00	5.00	15 years	15 years
Canada	Asbestos & Environmental	5.00	5.00	6 years	6 years

In determining the average period to ultimate claims settlement, estimates have been made based on the underlying claims settlement patterns.

Claims incurred in the General Business Technical Account include amounts in respect of accident years prior to 2004 of £163m (2003 £653m). This amount comprises changes to reported claims from prior accident years as well as increases in provisions for claims incurred in prior accident years but not reported at the balance sheet date. The majority was incurred in respect of workers compensation claims and other liability business in the U.S.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

31.	PROVISIONS FOR OTHER RISKS AND CHARGES

Provisions for other risks and charges and their related movements during 2004, 2003 and 2002 were as follows:

	Integration/ Reorganization provision	Deferred taxation	Pensions and post retirement benefits	Other provisions	Total
	£m	£m	£m	£m	£m

At January 1, 2002	41	338	140	82	601
Charged/(credited)	98	(369)	69	25	(177)
Utilized	(37)	—	(50)	(23)	(110)
Exchange adjustments	(1)	(7)	(3)	(2)	(13)
Transferred to other debtors	—	110	—	—	110
Disposal of subsidiary undertakings	—	10	(25)	(7)	(22)

At December 31, 2002	101	82	131	75	389
Charged	202	226	67	131	626
Utilized	(172)	—	(130)	(94)	(396)
Exchange adjustments	(1)	6	(2)	—	3
Transferred to other debtors/prepayments	—	(146)	(10)	—	(156)
Disposal of subsidiary undertakings	—	(53)	(5)	(6)	(64)

At December 31, 2003	130	115	51	106	402
Charged/(credited)	126	(19)	12	106	225
Utilized	(152)	—	(15)	(80)	(247)
Exchange adjustments	(4)	—	(2)	(1)	(7)
Transferred to other debtors/prepayments	—	34	—	—	34
Disposal of subsidiary undertakings	(26)	(77)	—	(7)	(110)

At December 31, 2004	74	53	46	124	297

Reorganization provisions comprise costs relating to reorganizations mainly within the U.S. and U.K. general businesses. This provision primarily comprises severance and property costs and is part of a program to achieve business improvement and expense savings to be substantially achieved by year end 2006.

Other provisions include various litigation provisions of £4m, the payment of which is dependent upon legal processes. In addition, there are provisions of £66m held relating to vacant property leases, dilapidations and refurbishments, the costs relating to which will be borne across the period over which the leases expire, which is up to 20 years.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	BORROWINGS
	2004 £m	2003 £m

Secured debenture loans
5% (2003 5%) mortgage loans, due May 1, 2013, monthly payments of £0.13m principal and interest, collateralized by real estate	10	12
Amounts owed to credit institutions—unsecured
Under committed credit facilities	317	400
Other	22	22

Total borrowings	349	434
Less borrowings repayable within one year	(104)	(102)

Total borrowings repayable after more than one year	245	332

Borrowings at December 31 were repayable as follows:

	2004 £m	2003 £m

One year or less	104	102
After one year and within two years	236	85
After two years and within three years	2	234
After three years and within four years	1	—
After four years and within five years	1	—
After five years	5	13

	349	434

Loans from credit institutions of £317m at December 31, 2004 (2003 £400m) under committed credit facilities have been classified by reference to the earliest date on which repayment may be demanded by the lender. At December 31, 2004 total committed credit facilities available to the Group were £317m (2003 £400m), of which £83m (2003 £83m) expire within one year, £234m (2003 £83m) expire within one to two years, and £nil (2003 £234m) expire within two to five years. £400m was committed under a three year amortizing club deal which expires on October 2006. The amount outstanding at December 31, 2004 was £317m (2003 £400m). This facility currently bears interest at 125 basis points over LIBOR and there is a commitment fee charged at 50% of the applicable margin of the unused portion of the facility. The facility is subject to cross default conditions.

The secured debenture loans, being 5% (2003 5%) mortgage loans, are secured on certain properties of the Group with a market value of £11m as at December 31, 2004.

At December 31, 2004 and 2003 the Group had in place a one billion U.S. dollar Euro commercial paper program. There were no amounts outstanding at December 31, 2004 (2003 £nil).

The weighted average interest rate on short term borrowings at December 31, 2004 was 6.17% (2003 5.01%).

At December 31, 2004 interest payable on amounts repayable within five years was £25m (2003 £28m) and after five years £1m (2003 £1m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.	CREDITORS (OTHER LIABILITIES)

Other creditors including taxation and social security includes a liability of £78m (2003 £85m) in respect of corporation tax payable.

34.	DEFERRED TAXATION
	2004 £m	2003 £m

Unrealized investment gains	(99)	(164)
Other timing differences other than on long term (life) business	143	71

	44	(93)
Discount	5	26

	49	(67)
Pension costs	(7)	13

Deferred tax asset/(provision)	42	(54)

Deferred tax assets that cannot be recovered against deferred tax liabilities have been recognized only to the extent that the directors believe that there will be suitable taxable profits to absorb them in the foreseeable future. Net deferred tax assets are principally attributable to discounting of claims reserves and unclaimed capital allowances in the U.K.

No credit has been taken in the deferred tax provision for U.K. tax losses with an estimated tax value of £135m. This amount comprises capital losses that arose prior to the merger of the Royal Insurance and Sun Alliance groups and trading losses, the use of which is severely restricted by U.K. tax law. The recoverability of any associated deferred tax asset is therefore considered unlikely.

A deferred tax asset has not been recognized in respect of U.K. capital losses with an estimated value of £45m, or for non-U.K. tax losses and other tax assets with a tax value of £347m (including £344m in respect of the U.S.) as it is not considered likely that suitable profits will arise to absorb these losses in the near future.

Deferred tax assets and liabilities are discounted at rates reflecting post-tax yields to maturity that can be obtained at the balance sheet date on government bonds with maturity dates and in currencies similar to those of the deferred tax assets and liabilities. The discount rates used are within the range of 1% to 5%.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

35.	OPERATING LEASES
	Land and buildings		Other

	2004	2003	2004	2003
	£m	£m	£m	£m

Annual commitments under non-cancellable operating leases which expire:
One year or less	7	7	1	2
Between years two and five	20	24	3	6
After five years	35	50	—	—

	62	81	4	8

All material leases of land and buildings are subject to rent review periods of between three and five years. The above table presents the annual expense in respect of operating leases analyzed by the period to maturity of the lease.

36.	MANAGED FUNDS

The long term (life) business operations were disposed of in 2004. The Group administered the funds of a number of group pension funds in its own name but on behalf of others. The assets, as shown below, and corresponding liabilities of these funds were included within the consolidated balance sheet.

	2004	2003
	£m	£m

Land and buildings	—	66
Shares and other variable yield securities and units in unit trusts	—	260
Debt securities and other fixed income securities	—	107
Cash at bank and in hand	—	9

	—	442
Debtors	—	2
Creditors	—	(1)

Net assets	—	443

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	RECONCILIATION OF TOTAL GROUP OPERATING PROFIT/(LOSS) BEFORE TAX TO NET CASH INFLOW

	2004	2003	2002
	£m	£m	£m

Total Group operating profit/(loss) before tax (*)	96	133	(1,202)
Unrealized and realized (losses)/gains	(70)	(87)	276
Change in technical provisions and equalization provisions	(323)	(112)	539
Profits relating to long term (life) business	(94)	(546)	(209)
Contingent loan finance to long term business funds	89	(160)	(160)
Cash received from long term (life) business	320	160	94
Depreciation	53	58	74
Amortization and impairment of goodwill and goodwill in acquired claims provisions	33	43	738
Interest on dated loan capital	72	53	52
Change in debtors less creditors	521	588	(211)

Net cash inflow/(outflow) from operating activities	697	130	(9)

(*)	Excludes share of results of associated undertakings of £14m in 2004 (2003 £29m, 2002 £(4)m).

38.	MOVEMENTS IN OPENING AND CLOSING PORTFOLIO INVESTMENTS NET OF FINANCING

	2004	2003	2002
	£m	£m	£m

Net cash inflow/(outflow) for the period	1	(184)	108
Increase/(decrease) in net portfolio investments	1,666	1,711	(89)
Decrease in borrowings	85	257	380
Dated loan capital	(295)	(960)	(2)

Movement arising from cash flows	1,457	824	397
Movement in long term (life) business	(25,368)	(1,127)	(1,811)
Acquisitions and disposals of subsidiary undertakings	(531)	(1,466)	(622)
Changes in fair values and exchange rates	(222)	17	(680)
Portfolio transfers	—	—	—
Other	(29)	(15)	36

Total movement in portfolio investments net of financing	(24,693)	(1,767)	(2,680)

Portfolio investments net of financing
At January 1	37,331	39,098	41,778

At December 31	12,638	37,331	39,098

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	PORTFOLIO INVESTMENTS

	2004 £m	2003 £m	2002 £m

Purchase of portfolio investments
Land and buildings	88	270	16
Shares and other variable yield securities	3,631	5,583	978
Loans, debt securities and fixed income securities	16,109	19,345	27,087

	19,828	25,198	28,081

Sale of portfolio investments
Land and buildings	(71)	(42)	(46)
Shares and other variable yield securities	(3,807)	(5,849)	(1,984)
Loans, debt securities and fixed income securities	(14,580)	(17,727)	(25,944)

	(18,458)	(23,618)	(27,974)
Net increase/(decrease) in deposits with credit institutions	296	131	(196)

Net portfolio investments	1,666	1,711	(89)

40.	MOVEMENTS IN CASH, PORTFOLIO INVESTMENTS AND FINANCING

	At January 1 £m	Cash flow £m	Long term (life) business £m	Acquisitions and disposal of subsidiary undertakings (excl cash) £m	Cfwd below £m

2004
Land and buildings	3,118	17	(2,418)	5	722
Shares and other variable yield securities	4,883	(176)	(3,017)	(133)	1,557
Loans, debt securities and fixed income securities	30,907	1,529	(19,647)	(318)	12,471
Deposits with credit institutions	814	296	(146)	(85)	879
Net cash at bank and in hand	503	1	(140)	—	364
Share capital/premium	(1,692)	—	—	—	(1,692)
Borrowings	(434)	85	—	—	(349)
Dated loan capital	(768)	(295)	—	—	(1,063)

	37,331	1,457	(25,368)	(531)	12,889

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

	Bfwd from above £m	Market value and currency £m	Other £m	At December 31 £m

2004
Land and buildings	722	20	(7)	735
Shares and other variable yield securities	1,557	23	17	1,597
Loans, debt securities and fixed income securities	12,471	(258)	(28)	12,185
Deposits with credit institutions	879	(14)	13	878
Net cash at bank and in hand	364	(5)	—	359
Share capital/premium	(1,692)	—	(24)	(1,716)
Borrowings	(349)	—	—	(349)
Dated loan capital	(1,063)	12	—	(1,051)

	12,889	(222)	(29)	(12,638)

	At January 1 £m	Cash flow £m	Long term (life) business £m	Acquisitions and disposal of subsidiary undertakings (excl cash) £m	Cfwd below £m

2003
Land and buildings	2,975	228	(72)	(2)	3,129
Shares and other variable yield securities	5,888	(266)	(1,091)	(12)	4,519
Loans, debt securities and fixed income securities	30,229	1,618	542	(1,124)	31,265
Deposits with credit institutions	1,256	131	(217)	(336)	834
Net cash at bank and in hand	957	(184)	(291)	—	482
Share capital/premium	(732)	(960)	—	—	(1,692)
Borrowings	(702)	257	2	8	(435)
Dated loan capital	(773)	—	—	—	(773)

	39,098	824	(1,127)	(1,466)	37,329

	Bfwd from above £m	Market value and currency £m	Other £m	At December 31 £m

2003
Land and buildings	3,129	(17)	6	3,118
Shares and other variable yield securities	4,519	132	232	4,883
Loans, debt securities and fixed income securities	31,265	(131)	(227)	30,907
Deposits with credit institutions	834	2	(22)	814
Net cash at bank and in hand	482	25	(4)	503
Share capital/premium	(1,692)	—	—	(1,692)
Borrowings	(435)	1	—	(434)
Dated loan capital	(773)	5	—	(768)

	37,329	17	(15)	37,331

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued
	At January 1 £m	Cash flow £m	Long term (life) business £m	Acquisitions and disposal of subsidiary undertakings (excl cash) £m	Cfwd below £m

2002
Land and buildings	2,937	(30)	76	(13)	2,970
Shares and other variable yield securities	11,632	(1,006)	(4,071)	(144)	6,411
Loans, debt securities and fixed income securities	27,485	1,143	1,993	(307)	30,314
Deposits with credit institutions	1,538	(196)	135	(144)	1,333
Net cash at bank and in hand	784	108	55	—	947
Share capital/premium	(730)	(2)	—	—	(732)
Borrowings	(1,084)	380	1	—	(703)
Dated loan capital	(784)	—	—	—	(784)

	41,778	397	(1,811)	(608)	39,756

	Bfwd from above £m	Market value and currency £m	Other £m	At December 31 £m

2002
Land and buildings	2,970	5	—	2,975
Shares and other variable yield securities	6,411	(562)	39	5,888
Loans, debt securities and fixed income securities	30,314	(79)	(6)	30,229
Deposits with credit institutions	1,333	(66)	(11)	1,256
Net cash at bank and in hand	947	10	—	957
Share capital/premium	(732)	—	—	(732)
Borrowings	(703)	1	—	(702)
Dated loan capital	(784)	11	—	(773)

	39,756	(680)	22	39,098

41.	ANALYSIS OF THE NET OUTFLOW OF CASH IN RESPECT OF ACQUISITIONS OF SUBSIDIARY UNDERTAKINGS

	2004 £m	2003 £m	2002 £m

Cash consideration	(7)	(1)	(32)

Net outflow of cash in respect of acquisitions of subsidiary undertakings	(7)	(1)	(32)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	DISPOSAL OF SUBSIDIARIES

Disposals in 2004 comprise:

2004 Total £m

Net assets disposed of:
Intangible assets	6
Investments	531
Cash at bank	8
Other assets	891
Other liabilities	(142)
Technical provisions for general business	(144)
Loss on disposal before write off of goodwill	(84)

Total disposal consideration	1,066
Non cash consideration	(100)
Consideration in respect of prior year disposals	12
Disposal cash provisions	45

Total cash consideration	1,023

Disposals in 2003 comprise:

2003 Total £m

Net assets disposed of:
Intangible assets	64
Investments	1,474
Value of long term business	26
Cash at bank	16
Other assets	944
Other liabilities	(254)
Technical provisions for general business	(1,490)
Profit on disposal before write off of goodwill	16

Total disposal consideration	796
Consideration in respect of prior year disposals	51

Total cash consideration	847

43.	TRANSACTIONS WITH RELATED PARTIES

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

There are no transactions with other directors or key managers that are material to their own financial affairs.

44.	SHAREHOLDERS’ INTEREST IN LONG TERM (LIFE) BUSINESS

The Group disposed of long term (life) operations in 2004. In 2003, the total shareholders’ interest in long term (life) business contained within the consolidated balance sheet comprised:

	Shareholders’ accrued interest £m	Value of long term (life) business £m	Shareholders’ funds and subordinated liabilities attributable £m	Total £m

UK
2003	321	—	372	693
Scandinavia
2003	—	—	316	316
International
2003	—	—	25	25
US
2003	—	—	—	—

Total 2003	321	—	713	1,034

Less notionally attributed to general (property and casualty) business				(300)

2003				734

The value of the long term insurance business at December 31, 2003 was £501m, excluding shareholders’ accrued interest of £321m. This represented the amount considered by the directors, based on internal actuarial advice, to be a prudent value of the shareholders’ interest in the long term business funds not already recognized under the modified statutory principles of profit recognition. The principal assumptions used to calculate the value of the long term insurance business were:

2003%

Investment return:
Fixed interest	4.84
UK equities	7.34
Overseas equities	7.34
Expense inflation	3.50
Discount rate (including risk margins)	8.40
Risk margin included within discount rate	5.00

The investment returns represented the underlying long term business assumptions implicit in the calculation of the value of long term business.

Shareholders’ accrued interest represented the excess of accumulated profit recognized for long term (life) business over the statutory transfers made from the long term funds to shareholders. The amount of profit recognized as shareholders’ accrued interest was credited to the profit and loss account (retained earnings) within capital and reserves.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 44 continued

Value of acquired long term (life) business is described in the accounting policies and in note 20.

Shareholders’ funds attributable represented those assets held outside the long term funds but which were assessed by the directors to be the amount maintained in support of the long term (life) business. They comprised both profit and loss and other reserve items.

45.	OPERATING SEGMENTS

A regional structure that reflects the changes taking place in our business and our geographic focus is operated by the Group as follows: United Kingdom, Scandinavia, United States and International. In 2004, the International reporting segment was changed from the prior year to include the Group’s operations in Canada. This reflects the new geographic and managerial focus of the International region. Results for Canada were previously disclosed separately. The comparatives for 2003 and 2002 shown above have been reanalyzed to reflect the inclusion of Canada within the International segment. The change had no effect on the net premiums written, the underwriting result or the Group operating result (based on longer term investment return).

Property and casualty business is conducted within each of the operating segments. Life and asset accumulation operations were conducted in the U.K., Scandinavia and International operating segments. For management purposes (including performance evaluation and assessment for resource allocation) the Group analyzes personal and commercial property and casualty business and life and asset accumulation financial performance results within each of the segments. The financial results for each of the five segments are reported to the Board of Directors. Further information is provided to the segment managers, sub-divided, where appropriate, between the property and casualty and life and asset accumulation operations. Group operating result (based on the longer term investment return) from other activities for purposes of segmental reporting consists of profit from the non-insurance businesses including the estate agency, investment management and the insurance broking operations in prior years. In addition, it includes income from investments accounted for using the equity method, the longer term rate of investment return applied to the excess shareholders’ capital, expenses related to borrowing activities, central expenses not allocated to operations and interest expense.

The Group currently offers customers property and casualty products as indicated above unless otherwise noted below. Personal product lines include primarily household, motor, creditor and travel insurance, personal accident and private medical insurance, and commercial product lines include primarily property, casualty, motor, workers’ compensation and marine, transit and speciality lines (engineering insurance and reinsurance).

The Group disposed of long term (life) operations in 2004. Prior to the disposal the Group offered customers life and asset accumulation products. Individual products included periodic premium life products, such as whole life, term assurance, mortgage protection, disability, critical illness and health insurance, life investment bonds, life savings products, immediate and deferred annuities, mortgage endowment products, and group risk products included primarily disability, life and health, and group pension plans which were sold to corporate entities.

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

	Total			Property and Casualty			Life and asset accumulation business
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m

Net premiums written (note 1)
United Kingdom (note 7, 9)	3,159	3,730	4,381	2,597	2,822	3,426	562	908	955
Scandinavia (note 10)	1,516	1,513	1,236	1,287	1,167	952	229	346	284
US (note 12)	105	1,090	1,895	105	1,090	1,895	—	—	—
International (note 4, 5)	1,265	1,415	2,040	1,217	1,268	1,606	48	147	434
Australia and New Zealand	—	355	965	—	283	756	—	72	209

	6,045	8,103	10,517	5,206	6,630	8,635	839	1,473	1,882

Underwriting result/long term (life) technical income less charges (note 2)
United Kingdom (note 8)	130	479	(67)	59	(76)	(177)	71	555	110
Scandinavia (note 11)	66	25	(23)	44	(11)	(94)	22	36	71
US (note 13)	(490)	(748)	(454)	(490)	(748)	(454)	—	—	—
International (note 5)	39	(23)	(216)	38	12	(218)	1	(35)	2
Australia and New Zealand	—	2	53	—	12	27	—	(10)	26

	(255)	(265)	(707)	(349)	(811)	(916)	94	546	209

Group operating result (based on longer term investment return) (note 3)
United Kingdom (note 8)	439	389	305	368	278	195	71	111	110
Scandinavia (note 11)	185	134	94	163	96	23	22	38	71
US (note 14)	(274)	(469)	(201)	(274)	(469)	(201)	—	—	—
International (note 6)	177	150	(14)	176	143	(25)	1	7	11
Australia and New Zealand	—	47	132	—	35	97	—	12	35

	527	251	316	433	83	89	94	168	227
Other activities (note 15)	(71)	(111)	(90)

Group operating result (based on longer term investment return)	456	140	226

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 45 continued

		Total
	2004 £m	2003 £m	Restated 2002 £m

Group operating result (based on longer term investment return) Bfwd	456	140	226
Amounts not allocated to operating segments:
Interest on dated loan capital liabilities	(72)	(53)	(52)
Changes in equalization provisions	(37)	(24)	1
Amortization and impairment of goodwill	(19)	(24)	(713)
Amortization of goodwill in acquired claims provisions	(14)	(19)	(25)
Reorganization/additional integration costs	(126)	(202)	(79)
Amortization of present value of acquired in force business	—	(66)	(13)
Exceptional gain on UK long term insurance business	—	444	—

Group operating profit/(loss) (based on longer term investment return)	188	196	(655)
Short term investment fluctuations	(78)	(34)	(551)

Profit/(loss) on ordinary activities before exceptional items and tax	110	162	(1,206)
(Loss)/profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	(109)	(308)	253

Profit/(loss) on ordinary activities before tax	1	(146)	(953)

	Property and Casualty
	Personal			Commercial			Total
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m

Net premiums written (note 1)
United Kingdom (note 9)	784	1,152	1,647	1,813	1,670	1,779	2,597	2,822	3,426
Scandinavia (note 10)	688	618	525	599	549	427	1,287	1,167	952
US (note 12)	210	460	470	(105)	630	1,425	105	1,090	1,895
International (note 4)	738	744	878	479	524	728	1,217	1,268	1,606
Australia and New Zealand	—	197	502	—	86	254	—	283	756

	2,420	3,171	4,022	2,786	3,459	4,613	5,206	6,630	8,635

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 45 continued

	Property and Casualty
	Personal			Commercial			Total
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m

Underwriting result/long term (life) technical income less charges (note 2)
United Kingdom (note 8)	8	(69)	(181)	51	(7)	4	59	(76)	(177)
Scandinavia (note 11)	(23)	(38)	(42)	67	27	(52)	44	(11)	(94)
US (note 13)	9	21	(31)	(499)	(769)	(423)	(490)	(748)	(454)
International (note 5)	30	15	(113)	8	(3)	(105)	38	12	(218)
Australia and New Zealand	—	6	35	—	6	(8)	—	12	27

	24	(65)	(332)	(373)	(746)	(584)	(349)	(811)	(916)

Group operating result (based on longer term investment return) (note 3)
United Kingdom (note 8)	98	52	(21)	270	226	216	368	278	195
Scandinavia (note 11)	41	23	21	122	73	2	163	96	23
US (note 14)	39	51	11	(313)	(520)	(212)	(274)	(469)	(201)
International (note 6)	100	79	(19)	76	64	(6)	176	143	(25)
Australia and New Zealand	—	21	80	—	14	17	—	35	97

	278	226	72	155	(143)	17	433	83	89

The Group operating result (based on longer term investment return) reflected in the table above is after taking into account the following:

Notes:
1.	Net premiums written by destination do not differ materially from net premiums written by source.
2.	The balance on the Long Term Business Technical Account is gross of tax.
3.	Group operating result (based on longer term investment return) is a measure used for internal purposes in the management of the Group’s business segments.
4.
Included within International in general business is net premiums written of £nil (2003 £11m, 2002 £277m) relating to the disposed Royal & Sun Alliance Insurance Company of Puerto Rico business. Included in long term business is net premiums written of £nil (2003 £95m, 2002 £384m) relating to the disposed Compañia de Seguros de Vida La Construcción and Royal & Sun Alliance Eurolife Ltd businesses.

5.
Included within International in general business is an underwriting loss of £nil (2003 loss of £2m, 2002 loss of £28m) relating to the disposed Royal & Sun Alliance Insurance Company of Puerto Rico business. Included in long term business is a loss of £nil (2003 loss of £33m, 2002 profit of £5m) relating to the disposed Compañia de Seguros de Vida La Construcción and Royal & Sun Alliance Eurolife Ltd businesses.

6.
Included within International in general business is an operating result of £nil (2003 £nil, 2002 profit of £7m) relating to the disposed Royal & Sun Alliance Insurance Company of Puerto Rico business. Included in long term business is an operating profit of £nil (2003 £8m, 2002 £14m) relating to the disposed Compañia de Seguros de Vida La Construcción and Royal & Sun Alliance Eurolife Ltd businesses.

7.	Included within U.K. in long term business is net premiums written of £562m (2003 £908m, 2002 £955m) relating to the disposed U.K. life operations.
8.	Included within U.K. in long term business is a profit of £71m (2003 £555m, 2002 £110m) and an operating profit of £71m (2003 £111m, 2002 £110m) relating to the disposed U.K. life operations.
9.
Included within U.K. in general business is net premiums written of £nil (2003 £(102)m after the transfer of unearned premium reserves through a reinsurance agreement, 2002 £245m), an underwriting profit of £nil (2003 £5m, 2002 £26m) and an operating result of £nil (2003 £7m, 2002 £34m), all relating to the disposal of U.K. Healthcare & Assistance in 2003.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 45 continued

10.	Included within Scandinavia in long term business is net premiums written of £229m (2003 £346m, 2002 £284m) relating to the disposed Scandinavian life operations.
11.	Included within Scandinavia in long term business is a profit of £22m (2003 £36m, 2002 £71m) and operating profit of £22m (2003 £38m, 2002 £71m) relating to the disposed Scandinavian life operations.
12.
Included within U.S. in general business is net premiums written of £nil (2003 £52m, 2002 £320m), after the transfer of unearned premium reserves through a reinsurance agreement relating to the Royal Specialty Underwriting Inc and Landmark American Insurance Company businesses disposed of during 2003.

13.
Included within U.S. in general business is an underwriting profit of £nil (2003 £52m, 2002 £133m) relating to the Royal Specialty Underwriting Inc and Landmark American Insurance Company businesses disposed of during 2003.

14.
Included within U.S. in general business is an operating result of £nil (2003 £72m, 2002 £181m) relating to the Royal Specialty Underwriting Inc and Landmark American Insurance Company businesses disposed of during 2003.

15.	Included within other activities is a loss of £nil (2003 £13m, 2002 £14m) in relation to non insurance activities.

The Group does not accumulate revenues by product, therefore it would be impractical to provide revenues from external customers for each product.

The Group does not have revenue from transactions with a single customer amounting to 10% or more of its revenues.

	Depreciation expense
	UK £m	Scandinavia £m	US £m	International £m	Australia and New Zealand £m	Total £m

Property and Casualty
2004	16	8	7	12	—	43
2003	22	9	13	12	2	58
2002	29	9	15	14	7	74
Life and asset accumulation business
2004	—	1	—	—	—	1
2003	1	19	—	1	—	21
2002	3	4	—	2	1	10
Total
2004	16	9	7	12	—	44
2003	23	28	13	13	2	79
2002	32	13	15	16	8	84

	Amortization of deferred acquisition costs
	UK £m	Scandinavia £m	US £m	International £m	Australia and New Zealand £m	Total £m

Property and Casualty
2004	796	147	180	365	—	1,488
2003	930	161	561	381	62	2,095
2002	949	89	706	420	135	2,299
Life and asset accumulation business
2004	19	11	—	8	—	38
2003	70	19	—	17	7	113
2002	137	58	—	48	34	277
Total
2004	815	158	180	373	—	1,526
2003	1,000	180	561	398	69	2,208
2002	1,085	147	707	468	169	2,576

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 45 continued

Actual total capital attributable to the operating segments is as follows:

	Total		Property and Casualty		Life and asset accumulation business
	2004	Restated 2003	2004	Restated 2003	2004	Restated 2003
	£m	£m	£m	£m	£m	£m

Total Capital, reserves and dated loan capital
United Kingdom (note 2)	1,587	1,469	1,587	776	—	693
Scandinavia (note 2, 3)	1,332	1,223	1,332	907	—	316
US (note 2, 3)	605	856	605	856	—	—
International (note 3)	853	841	853	816	—	25

	4,377	4,389	4,377	3,355	—	1,034

Associated undertakings	27	122
Other businesses (note 1)	(314)	(411)

Net assets	4,090	4,100

Total assets
United Kingdom	10,801	34,828	10,801	10,812	—	24,016
Scandinavia (note 3)	4,034	9,593	4,034	3,753	—	5,840
US (note 3)	5,580	6,576	5,580	6,576	—	—
International (note 3)	4,131	4,126	4,131	4,030	—	96

	24,546	55,123	24,546	25,171	—	29,952

Associates undertakings	27	122
Other businesses (note 1)	(247)	(311)

Total assets	24,326	54,934

Notes:
1.
The capital, reserves and dated loan capital attributed to other businesses include those of non insurance businesses and Group borrowings, excluding dated loan capital allocated to the region it relates to.

2.
There are differences between actual regional total capital and those considered to be required on a risk based capital basis due to regulatory requirements at the individual operation level. Included in general (property and casualty) business within U.S. is £255m (2003 £272m) of dated loan capital and within Scandinavia is £352m (2003 £350m) of dated loan capital and within the U.K. is £444m (2003 £146m) of dated loan capital.

3.
The segmental analysis above has been changed from previous years to reflect the new geographic focus of the Group; the key outcome of this was the creation of the International segment to include all markets outside of the U.K., Scandinavia and the U.S. The comparative figures for 2003 shown above have been reanalyzed to reflect the new segmental reporting. The change had no effect on the net premiums written, the underwriting result or the Group operating result (based on longer term investment return).

International was created on May 1, 2003 and comprises businesses in other Europe and Middle East, Latin America and the Caribbean, Asia and Canada. Canada was reported in previous years as a separate segment.

4.
In May 2003 the Group disposed of its general insurance businesses and life and asset accumulation businesses in Australia and New Zealand by way of an Initial Public Offering under the Promina brand. Australia and New Zealand were previously reported under Asia Pacific. In 2003 the results prior to disposal are shown under Australia and New Zealand.

46.	NEW UK GAAP ACCOUNTING PRONOUNCEMENTS

On November 30, 2000, the U.K. Accounting Standards Board, (“ASB”), issued Financial Reporting Standard No. 17 “Retirement Benefits” (“FRS 17”). FRS 17 superseded the Statement of Standard Accounting Practice (“SSAP”) No. 24 “Accounting for Pension Costs”. The implementation of the requirements of FRS 17

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 46 continued

was originally phased over three years for accounting periods ending on or after June 22, 2001. On November 25, 2002, the ASB issued an amendment to FRS 17 delaying the mandatory full implementation of the standard until accounting periods beginning on or after January 1, 2005. The Group’s financial statements for periods after December 31, 2004 will be prepared in accordance with International Financial Reporting Standards (“IFRS”), thus the Group will not be applying U.K. Accounting standards after December 31, 2004 and so this implementation date has no impact on the Group’s future financial reporting. See “—International Financial Reporting Standards” below.

FRS 17 sets out the requirements for accounting for retirement benefits with particular emphasis on the manner in which, the assets and liabilities of defined benefits plans are measured and any resultant asset or liability (“defined benefit asset or liability”) is recognized in the employer’s balance sheet. The treatment required by FRS 17 is more aligned to both U.S. GAAP (FAS 87 and FAS 106) and International Accounting Standards (IAS 19 (revised)) than SSAP No. 24. A major difference between the FRS 17 and its U.S. and international counterparts is the requirement in FRS 17 to recognize actuarial gains and losses immediately as they occur in the statement of total recognized gains and losses.

In accordance with the phased implementation set out above, the impact of the adoption of FRS 17 on the profit and loss account, statement of total recognized gains and losses and the balance sheet on a U.K. GAAP basis is presented in note 9 to our consolidated financial statements.

On April 7, 2004, the ASB published Financial Reporting Standard No. 20 “Share-based Payment” (“FRS 20”), which is based upon International Financial Reporting Standard No. 2 “Share-based Payment”. FRS 20 requires companies to recognize an expense, measured at fair value, in respect of their employee share option plans, share purchase plans, and other share-based payments. It is mandatory for accounting periods beginning on or after January 1, 2005. The Group’s financial statements for periods after December 31, 2004 will be prepared in accordance with IFRS, thus the Group will not be applying U.K. Accounting standards after December 31, 2004 and so this implementation date has no impact on the Group’s future financial reporting.

On May 20, 2004, the ASB published Financial Reporting Standard No. 21 “Events after the Balance Sheet Date” (“FRS 21”), which is based upon the International Accounting Standard (“IAS”) No. 10 “Events after the Balance Sheet Date”. The principal difference from the existing U.K. standard, which FRS 21 replaces from 2005, is to remove the requirement to report dividends proposed after the balance sheet date in the profit and loss account, and instead to require disclosures in the notes to the financial statements. This accords with the now generally accepted view that dividends declared after the balance sheet date should not be reported as liabilities. The U.K. Government has announced a parallel change in the law to take effect also in 2005. The Group’s financial statements for periods after December 31, 2004 will be prepared in accordance with IFRS, thus the Group will not be applying U.K. Accounting standards after December 31, 2004 and so this implementation date has no impact on the Group’s future financial reporting.

On December 2, 2004 the ASB issued five new financial reporting standards as part of its alignment of the text of U.K. accounting standards with IFRS. The new standards are:

•	FRS 22 (IAS 33) Earnings per Share

•	FRS 23 (IAS 21) The Effects of Changes in Foreign Exchange Rates

•	FRS 24 (IAS 29) Financial Reporting in Hyperinflationary Economies

•	FRS 25 (IAS 32) Financial Instruments: Disclosure and Presentation

•	FRS 26 (IAS 39) Financial Instruments: Measurement

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 46 continued

None of the new standards are required to be applied for accounting periods beginning earlier than January 1, 2005. The Group’s financial statements for periods after December 31, 2004 will be prepared in accordance with IFRS, thus the Group will not be applying U.K. Accounting standards after December 31, 2004 and so the implementation dates of these standards have no impact on the Group’s future financial reporting.

On December 7, 2004 the ASB issued Financial Reporting Standard No. 27 “Life Assurance” (“FRS 27”), which introduces new reporting requirements for companies writing long term (life) business. The proposals in FRS 27 do not apply to accounting periods ending before December 23, 2005. The Group’s financial statements for periods after December 31, 2004 will be prepared in accordance with IFRS, thus the Group will not be applying U.K. Accounting standards after December 31, 2004 and so this implementation date has no impact on the Group’s future financial reporting.

47.	SUBSEQUENT EVENTS

As from January 1, 2005 the Group did not renew the quota share insurance program, which previously covered the majority of the general (property and casualty) business written in the U.K., Denmark, Ireland and Canada.

In 2004 the Group announced the sale of its Japanese operations. This disposal was completed in February 2005 for a consideration of £92m and generated a profit on sale of approximately £60m.

In the first quarter of 2005 the Group reduced its collateralised debt obligations exposure by £231m ($437m), having settled all but two of the outstanding CDOs.

In March 2005 the Group announced the proposed sale of nonstandard auto business in the U.S.

In April 2005 the Group reached a settlement with PNC Bank, one of the plaintiffs in the ongoing Student Finance litigation. Settlement reduced the Group’s U.S. exposure by £68m ($129m) and had no net impact on the Group’s results.

In June 2005 the Group announced the sale of its 21.5% shareholding in Rothschilds Continuation Holdings AG subject to regulatory approvals. The total cash consideration for the Group’s shareholding will be £109m (CHF 252m) which will generate a pre tax gain on disposal of approximately £60m.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

48.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, financial statement classification and presentational differences and additional disclosures required by US GAAP. The effect on consolidated net income and shareholders’ equity of applying the significant differences between UK GAAP and US GAAP described below is summarized as of December 31 and for the years then ended:

	2004	2003	Restated 2002
	£m	£m	£m

Loss for the financial year attributable to shareholders in accordance with UK GAAP	(149)	(382)	(832)
Value of long term (life) business (note B)	—	(33)	(80)
Equalization provisions (reserves) (note C)	37	24	(38)
Goodwill (note D)	34	330	87
Investments (note E)	58	398	478
Real estate (note F)	(6)	25	7
Intercompany sales of real estate (note G)	72	(36)	22
Pensions (note H)	(111)	(92)	(20)
Post retirement benefits (note I)	1	1	—
Stock compensation (note J)	(10)	(8)	(42)
Discounting of claims provisions (note K)	(81)	(60)	(121)
Deferred income (note L)	6	(1)	202
Deferred acquisition costs (note M)	(91)	118	(460)
Long term (life) business provision (note N)	(712)	(831)	(164)
Foreign currency translation (note P)	(33)	(53)	(43)
Policyholder allocations (note Q)	620	232	289
Internal software costs capitalized (note T)	(3)	1	(1)
Tax effect of US GAAP adjustments (note O)	71	(190)	—
Impact of US GAAP adjustments on profit attributable to minority interests (note U)	3	(7)	(4)
Other adjustments	15	(8)	(6)

Consolidated net loss in accordance with US GAAP	(279)	(572)	(726)

Refer to note 2 for explanation of restatement.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

	2004
	Gross adjustment	Policyholder share	Shareholder share
	£m	£m	£m

Consolidated Shareholders’ Funds in accordance with UK GAAP			2,672
Fund for future appropriations (note A)	—	—	—
Value of long term (life) business (note B)	—	—	—
Equalization provisions (reserves) (note C)	356	—	356
Goodwill (note D)	72	—	72
Investments (note E)	(92)	—	(92)
Real estate (note F)	(193)	—	(193)
Intercompany sales of real estate (note G)	(39)	—	(39)
Pensions (note H)	260	—	260
Post retirement benefits (note I)	(10)	—	(10)
Discounting of claims provisions (note K)	(588)	—	(588)
Deferred income (note L)	—	—	—
Deferred acquisition costs (note M)	(41)	—	(41)
Long term (life) business provision (note N)	—	—	—
Deferred taxes (note O)	(29)	—	(29)
Dividends (note R)	86	—	86
Structured settlements (note S)	(5)	—	(5)
Internal software costs capitalized (note T)	9	—	9
Minority interests (note U)	15	—	15
Other	(1)	—	(1)

Consolidated Shareholders’ Funds in accordance with US GAAP		—	2,472

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

	Restated 2003
	Gross adjustment	Policyholder share	Shareholder share
	£m	£m	£m

Consolidated Shareholders’ Funds in accordance with UK GAAP			2,986
Fund for future appropriations (note A)	2,104	(1,931)	173
Value of long term (life) business (note B)	10	—	10
Equalization provisions (reserves) (note C)	319	—	319
Goodwill (note D)	61	—	61
Investments (note E)	(127)	(6)	(133)
Real estate (note F)	(1,184)	906	(278)
Intercompany sales of real estate (note G)	(111)	—	(111)
Pensions (note H)	(213)	—	(213)
Post retirement benefits (note I)	(11)	—	(11)
Discounting of claims provisions (note K)	(526)	—	(526)
Deferred income (note L)	(229)	13	(216)
Deferred acquisition costs (note M)	463	(258)	205
Long term (life) business provision (note N)	(149)	224	75
Deferred taxes (note O)	14	57	71
Dividends (note R)	83	—	83
Structured settlements (note S)	(6)	—	(6)
Internal software costs capitalized (note T)	13	—	13
Minority interests (note U)	22	—	22
Other	(3)	1	(2)

Consolidated Shareholders’ Funds in accordance with US GAAP		(994)	2,522

Refer to note 2 for explanation of restatement.

Participating Contracts

The long term (life) business operations were disposed of during 2004. A significant proportion of the life insurance issued by the Group was in the form of participating insurance. A participating contract provides the policyholders with a contingent interest in the excess assets over the liabilities (known as “surplus”) of the life company issuing the contract. Policyholder bonuses (dividends) are declared annually by the Board of Directors and credited to the individual policies from the surplus in the company.

Participating business was written by a number of the Group’s life insurance operations and the participating rights of these contracts varied by contract, by company and by the market in which the contract was issued. Participating business accounted for 55.1% (2003 56.8%, 2002 61.4%) of net written premiums and policy fees.

As of December 31, 2003, U.K. with-profits companies represented 75.2% of the future policy benefits and policy contract deposits of the Group. U.K. with-profits policies entitled the policyholder to participate in the total surplus within the life fund of the U.K. insurance company subsidiary which issued the policy. Regular bonuses were determined annually by the issuing company’s actuary and the Board of Directors. The bonuses that were declared were highly correlated to the overall performance of the underlying assets and liabilities of the fund in which the contracts participated and were the subject of normal variability and volatility. Terminal bonuses were paid on maturity of the contract, death or some surrenders and were designed to provide

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

policyholders with a share of the total performance of the company during the period of the contract. The total performance included investment income, realized and unrealized gains, together with the profits from expense margins, mortality experience and tax margins. Policyholders’ reasonable expectations for payout were met by terminal and regular bonuses in addition to the guaranteed benefits.

For U.K. with-profits business written in our two main U.K. life companies, approximately 90% of the surplus was allocated to policyholders as bonuses. This allocation was determined either by the legal form of the company or by the contract. The remainder of surplus was allocated to shareholders. Accordingly, broadly 90% of the US GAAP income for the U.K. with-profits business was recorded as undistributed policyholder allocations. The investments in securities backing the U.K. with-profits business were classified as trading, which resulted in all related unrealized and realized gains/losses being recognized in income.

Certain of the other insurance businesses wrote fully participating contracts which provided bonuses (dividends) to policyholders based on actual experience of the insurer and annual policyholder dividends were paid in a manner that identified divisible surplus and distributed the surplus in approximately the same proportion as the contracts contributed to the divisible surplus (the contribution principle). The liabilities related to these contracts were recorded in accordance with local statutory regulations. Premiums for these policies were reported as revenue when due from policyholders. Death, surrender and disability benefits were reported as expenses as incurred. Annual policyholder bonuses (dividends) were reported as a separate expense on an accrual basis. Under US GAAP, there was no impact on either net income or shareholders’ equity for these changes.

The reconciliation of shareholders’ equity from UK GAAP to US GAAP for 2003 shows the effect on shareholders’ equity, gross and net of the allocation to policyholders.

The reconciliation of net income from UK GAAP to US GAAP shows the total effect on net income of the differences in accounting treatment with the policyholders’ share shown in the line entitled policyholder allocations.

A.	FUND FOR FUTURE APPROPRIATIONS

The Group disposed of long term (life) operations in 2004. Certain long term funds (life insurance companies) comprised either participating, or both participating and non-participating long term (life) business contracts, where policyholders had contingent interest in the excess of assets over liabilities in the fund. Under UK GAAP, such excess is reflected in the fund for future appropriations until appropriated between policyholders and shareholders. The UK GAAP fund for future appropriations therefore comprised the full unappropriated excess of assets over liabilities. US GAAP requires such excesses to be appropriated between shareholders and policyholders in the proportion prescribed either by the legal form of the company or the terms of the contracts concerned, taking into account policyholders’ reasonable expectations. The US GAAP undistributed policyholder allocations liability therefore comprised only the policyholders’ share of excess assets over liabilities. The equity reconciliation adjustment therefore reflected the attribution of the shareholders’ share of the UK GAAP fund for future appropriations to shareholders’ equity. The policyholder share of the UK GAAP fund for future appropriations together with the policyholder share of other US GAAP adjustments formed the US GAAP liability for undistributed policyholder allocations. The net income impact of each difference flowed through the policyholder allocation line item of the net income reconciliation (refer note 48Q).

B.	VALUE OF LONG TERM (LIFE) BUSINESS

The Group disposed of long term (life) operations in 2004. The value of long term (life) business (VLTB) represented the value attributable to shareholders of the future cash flows (discounted for interest) arising from in-force long term (life) business policies (both acquired and internally generated) in excess of that already recognized in the profit and loss account. Under UK GAAP the Group previously recognized both acquired and internally generated VLTB. During 2003 the International Accounting Standards Board issued an exposure draft,

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

ED5 – Insurance Contracts (this has been subsequently superseded by IRFS 4). ED5 proposed that the continuation of an existing accounting policy that recognizes the internally generated value of long term (life) insurance business should be permitted but placed constraints on adopting a new accounting policy that recognizes such value.

The directors reviewed the Group’s existing policy in the light of the requirement to change the accounting policy in 2004 and the acknowledgment that the new policy would continue on adoption of International Financial Reporting Standards (IFRS) in 2005. The directors concluded that it would be appropriate to make the change in the 2003 financial statements and to derecognize the internally generated value of long term (life) insurance business.

Under US GAAP the Group recognized the present value of the acquired VLTB as of the date of acquisition which was amortized over the profit recognition period of the policies acquired.

The adjustment to consolidated shareholders’ equity was calculated as follows:

	2004 £m	2003 £m

Value of long term (life) business as disclosed under UK GAAP	—	—
Present value of profits of acquired long term business	—	15
Deferred taxes on acquired present value of profits	—	(5)

Consolidated shareholders’ equity adjustment	—	10

The consolidated net income adjustment was calculated as follows:

	2004 £m	2003 £m	2002 £m

Amortization	—	(102)	(27)
Interest accrued	—	3	3
Disposal of business	—	—	(69)

US GAAP income statement impact	—	(99)	(93)
UK GAAP income statement impact	—	(66)	(13)

Consolidated net income adjustment	—	(33)	(80)

C.	EQUALIZATION PROVISIONS (RESERVES)

Under UK GAAP, equalization provisions (reserves) are established under local statutory regulations, where relevant, for future catastrophe and other unusual losses. Under US GAAP, such losses are not provided for until incurred. The equity adjustment reflects the reversal of the year end equalization provisions (reserves) as disclosed in note 10. The net income adjustment reflects the reversal of amounts charged to income under UK GAAP, along with equalization provisions (reserves) relating to entities disposed of during the year.

D.	GOODWILL

Under UK GAAP, goodwill is capitalized and amortized on a straight line basis over its useful economic life being not more than 20 years. Under US GAAP, goodwill is capitalized on the balance sheet and is subject to an annual impairment test.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

The goodwill recognized under US GAAP is made up as follows:

	2004 £m	2003 £m

Goodwill as at January 1	181	279
Exchange	1	19
Additions	3	—
Disposals	(5)	(90)
Transfers	—	(22)
Impairment	(3)	(5)

Goodwill as at December 31	177	181

	As at January 1 2004 £m	Exchange £m	Additions/ (disposals) £m	Impairment £m	As at December 31, 2004 £m

UK	26	—	—	(3)	23
Scandinavia	121	1	2	—	124
International	34	—	(4)	—	30

Total	181	1	(2)	(3)	177

In the analyses above, the Goodwill as at December 31, 2004 includes £nil (2003 £6m) relating to discontinued operations.

Total adjustments of £7m (2003 £35m) have been made to goodwill under US GAAP at December 31, 2004 when compared with UK GAAP. The overall adjustment of £7m consists of £79m of reclassification adjustments and £(72)m of adjustments which have a direct impact on equity. The adjustments to net income and shareholders’ equity represent the capitalization and amortization of goodwill written off to reserves prior to 1998 under UK GAAP, reversal of disallowed amortization recorded under UK GAAP, adjustments to profit or loss on disposal of subsidiaries due to difference in carried goodwill, and the purchase accounting adjustments discussed below.

Pre 1998 goodwill

Under US GAAP, goodwill arising from the purchase of a company for a price in excess of the fair value of its net assets was capitalized and amortized against income over its expected useful economic life up to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill & Other Intangible Assets (“SFAS No. 142”) in 2001. Prior to 1998, goodwill resulting from acquisitions was charged directly to reserves (a component of shareholders’ equity) for UK GAAP reporting. In 1998, the Group adopted the requirements of Financial Reporting Standard 10, “Goodwill and Intangible Assets” (FRS 10). This Standard required the capitalization of goodwill resulting from acquisitions occurring after January 1, 1998 for UK GAAP purposes. FRS 10 does not require reinstatement of goodwill written off to reserves in years prior to 1998 and accordingly the Group has made no such restatement for UK GAAP. The reinstatement of goodwill under US GAAP amounts to £38m (2003 £39m).

Goodwill amortization

UK GAAP requires capitalized goodwill to be amortized against income over its expected useful life, primarily 20 years.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

In June 2001, the FASB issued SFAS No. 142, ‘Goodwill and Other Intangible Assets’. SFAS No. 142 supersedes APB No. 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that goodwill and indefinite lived intangibles no longer be amortized but be subject to at least annual impairment tests to be performed in accordance with the statement. The statement includes a two-step process aimed at determining the amount, if any, by which the carrying value of a reporting unit exceeds its fair value. Other intangible assets will continue to be amortized over their useful lives. After consideration of the provisions of the new standards regarding proper classification of goodwill and other intangible assets, the Group did not reclassify any goodwill or other intangible balances held as of January 1, 2002.

The Group began applying the new rules on accounting for goodwill and other intangible assets beginning in 2002. During 2002 the Group performed the transitional impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. There were no material impairment write-downs of goodwill or intangible assets as a result of the transitional test.

The Group performed its annual impairment test for goodwill balances as of December 31, 2004. There were no material impairment write-downs of goodwill or intangible assets as a result of the test. The fair value of the major reporting units have been based on discounted cashflows.

Adjustments to goodwill arising from the disposal of subsidiary undertakings

As discussed in note 25 the Group disposed of a number of subsidiaries during the year. Under UK GAAP in relation to subsidiaries in the course of disposal £25m (2003 £324m, 2002 £1m) of goodwill, previously written off directly to profit and loss account in the income statement reserve, was written off in the net income statement as part of the loss on disposal. The goodwill write off in the income statement is reversed for US GAAP purposes because amortization or impairment charges under US GAAP had already resulted in this goodwill being fully expensed in the income statement.

The following summarizes the net income adjustment attributable to goodwill items:

	2004 £m	2003 £m	2002 £m

Amortization of goodwill—UK GAAP	33	43	85
Impairment of goodwill—UK GAAP	—	—	653
Impairment of goodwill—US GAAP	(3)	(5)	(684)

Difference between UK and US GAAP	30	38	54
Goodwill expensed under UK GAAP relating to subsidiaries disposed of or in the course of disposal	25	324	1
Exchange	(1)	—	46
Other adjustments	(20)	(32)	(14)

Total per income reconciliation	34	330	87

The other adjustments of £(20)m include additional losses under US GAAP of £(1)m in respect of the sale of subsidiary undertakings, £(14)m amortization of goodwill in acquired claims provisions reported as claims expense for US GAAP reporting following adoption of SFAS No. 142 and £(5)m reclass from amortization of goodwill under UK GAAP to amortization of other intangibles under US GAAP.

Purchase accounting adjustments

Purchase accounting adjustments have been made under US GAAP, leading to a difference of £1m (2003 £4m) in the goodwill at December 31, 2004 when compared with UK GAAP.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

E.	INVESTMENTS

Under UK GAAP, fixed interest securities (fixed maturities) and equity investments are recorded at fair value, except that fixed income securities held for long term (life) business in certain overseas operations were included on an amortized cost basis and the cost basis is historical cost. Unrealized investment gains and losses are included in the profit and loss account (statement of income). Under US GAAP, fixed maturities and equity securities are classified as held-to-maturity, trading or available for sale. Fixed maturities classified as held-to-maturity are those which the Group has the ability and positive intent to hold to maturity; these investments are carried at amortized cost. Fixed maturities and equity securities which the Group buys with the intention of reselling in the near term, together with fixed maturities and equity securities which backed the U.K. life with-profits (participating) contracts, are classified as trading and are carried at fair value with the related unrealized gains or losses reflected in income. Other investments are classified as available for sale and are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity (net of tax effects). The cost basis of all fixed maturities is based on amortized cost, with amortization calculated and included in income to achieve a constant yield to maturity. Unrealized losses (net of deferred tax and policyholder allocations) reduced other comprehensive income in 2004 by £9m after tax (2003 £165m, 2002 £476m).

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

The total value of derivatives carried at fair value under US GAAP is a liability of £95m (2003 asset of £77m) and under UK GAAP these are a liability of £1m (2003 asset of £212m).

F.	REAL ESTATE

Under UK GAAP, all properties are treated as investments including those that the Group occupies for its own use. Properties are reported at fair value with no depreciation charged against income. Under US GAAP all properties are recorded at their historical cost less depreciation thereon and segregated between those held for investment purposes and those occupied. Real estate assets are depreciated over their expected useful lives, primarily 30 years. The equity reconciliation reflects the impact of accounting for real estate on a depreciated cost basis (including real estate previously held within the participating funds). The net income adjustment reflects the depreciation charge and the change to realized gains as a result of this difference. It also reflects the reversal of the unrealized gains/losses recorded on a UK GAAP basis. The policyholder allocations line item included the portion of the adjustment attributable to with-profits policyholders.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

The adjustment to shareholders’ equity was calculated as follows:

	2004 £m	2003 £m

Fair value of investment real estate	416	2,674
Fair value of occupied real estate	319	444

Total fair value of real estate	735	3,118
Net book value of investment real estate	(206)	(1,502)
Net book value of occupied real estate	(297)	(321)

Adjustment to restate real estate to depreciated cost	232	1,295

Investment real estate at December 31, 2004 includes £nil (2003 £1,394m) in relation to discontinued operations.

The adjustment to restate real estate to depreciated cost incorporates the adjustment to restate property to its original depreciated cost and including the transfers between companies in the Group noted in 48G.

Depreciation of £82m was charged in 2004 (2003 £57m, 2002 £44m) on investment real estate. Depreciation of £7m was charged in 2004 (2003 £10m, 2002 £8m) on occupied real estate.

G.	INTERCOMPANY SALES OF REAL ESTATE

Under UK GAAP, intercompany sales of real estate investments between the general and life companies were not eliminated because the assets held within the long term (life) business fund were regarded as a separate legal fund for UK GAAP. However these intercompany sales were eliminated under US GAAP creating a difference in retained profits and the historic cost of investments.

There have been three tranches of intercompany sales of real estate. In 1998 a collection of properties were sold by the general companies to the life funds. In 2002 certain of these properties were sold outside the Group. During 2004 the remaining properties, on which intercompany gains were recorded under UK GAAP in 1998 of £76m, were sold outside the Group as part of the disposal of the life companies. The 2004 income reconciliation reflects the impact of realizing these gains on a US GAAP basis. Following disposal of the remaining properties outside of the Group there is no impact on the equity reconciliation as a result of the 1998 real estate sales.

During 2004 realized gains of £4m were recorded under UK GAAP on real estate sales by the life fund to the general companies. The gain is eliminated under US GAAP causing an adjustment to the income reconciliation. This will impact on the equity reconciliation until the properties are sold outside the Group.

During 2003 realized gains of £36m were recorded under UK GAAP on real estate sales by the life fund to the general companies. The gain was eliminated under US GAAP causing a recurring difference to UK GAAP in the historic cost of the properties concerned. This will impact on the equity reconciliation until the properties are sold outside the Group.

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

Under UK GAAP, there are unprovided accumulated obligations in respect of healthcare benefits to certain current and retired U.S. and Canadian employees, with benefits being accounted for on a systematic basis over the remaining service lives of current employees. Under US GAAP, the accumulated obligations are recognized in full. The adjustment to the equity reconciliation reflects the recognition of the accumulated obligation in full under US GAAP after reversing any amounts recorded on a UK GAAP basis. The net income adjustment reflects the change in this obligation in the current year.

J.	STOCK COMPENSATION

Under US GAAP, a fair value based method of accounting for employee stock option plans has been used. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the vesting period.

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

Under UK GAAP, claims provisions relating to asbestos and environmental, workers’ compensation and other non-life disability case reserves in the United Kingdom, United States, Canada and Scandinavia are included after reflecting interest expected to be earned. Under US GAAP, discounting is permitted only if the payment pattern and ultimate cost are fixed and determinable and the discount rate is reasonable. Discounting related to asbestos and environmental claims and certain Scandinavian and U.S. claims reserves have been reversed under US GAAP. The total amount of discount reflected in the net loss reserves under UK GAAP is £721m (2003 £662m). Under US GAAP the total amount of discount is £104m (2003 £107m).

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

Under UK GAAP, the costs of acquiring new and renewal life insurance business were capitalized and amortized against the emergence of profit on the contract. Under US GAAP, only acquisition costs which were directly related to and varied with acquisitions of new and renewal contracts were capitalized. These costs were amortized over the full period of the contract in proportion with the premiums earned for all contracts with the exception of investment, universal life, and separate account contracts which were amortized in proportion to the estimated gross profits arising from the contracts. The costs deferred and amortized on a US GAAP basis included commissions, underwriters’ salaries and direct underwriting expenses (for example, costs of medical examinations). Unamortized acquisition costs associated with internally replaced contracts were written off in the income statement.

The equity reconciliation adjustment is made up as follows:

	2004 £m	2003 £m

Deferred acquisition costs in long term (life) business	—	20
Deferred acquisition costs in general business	491	701

Total UK GAAP deferred acquisition costs	491	721
Gross up for Insurance Premium Tax	69	84
Reclassed from FAS 133	(2)	—
Reclassed from long term (life) business provision	—	38
Adjustment as per consolidated shareholders’ equity reconciliation	(41)	463

US GAAP deferred acquisition costs	517	1,306

Deferred acquisition costs at December 31, 2004 includes £nil (2003 £567m) in relation to discontinued operations.

The increase in deferred acquisition costs under US GAAP is due to the longer amortization period for life business overhead expenditure being capitalized under US GAAP. The gross up of deferred acquisition costs for Insurance Premium Tax, which is recorded as a deduction from gross written premiums for UK GAAP purposes and an expense for US GAAP presentation, has no equity impact since a similar adjustment is made to unearned premium reserves.

The net income reconciliation adjustment reflects the change in the consolidated shareholders’ equity adjustment gross of policyholder allocations.

N.	LONG TERM (LIFE) BUSINESS PROVISION (RESERVE FOR FUTURE LIFE AND HEALTH POLICY BENEFITS)

The Group disposed of long term (life) operations during 2004. Under UK GAAP, the long term (life) business provision (reserve for future life and health policy benefits) for the Group was generally calculated in accordance with the actuarial principles and assumptions issued by insurance regulatory authorities. For UK life

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

with-profits business, the calculation included explicit allowance for vested bonuses (including those vesting following valuation at the balance sheet date). No explicit allowance was made for future reversionary or terminal bonuses except on certain accumulating with-profits contracts.

Under US GAAP, future policy benefits for traditional life policies were computed using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest based on the insurance company’s experience, with a margin for adverse deviations. Such actuarial assumptions were established as of the date of policy issue. When the liabilities for future policy benefits plus the present value of expected future gross premiums were insufficient to provide for expected future policy benefits and expenses, a premium deficiency reserve was established by a charge to earnings after the write-down of any related deferred acquisition costs, and future policy benefits were thereafter based on assumptions established as of that date.

Under UK GAAP, a liability was recorded for contingent losses related to annuity contract guarantees, as required by the U.K. statutory requirements. US GAAP does not permit current recognition of possible future losses upon potential conversion of guaranteed annuities. The liability recorded under UK GAAP was therefore reversed and a potential loss for this contingency existed under US GAAP. The Group’s ultimate liability in respect of guaranteed annuity options (which are in effect commitments to pay a certain fixed rate of annuity when a pension policy vests) depended on a number of factors including prevailing levels of interest rates and the number of policyholders who chose to take up their fixed rate option. The ultimate liability remained uncertain, and could exceed the amount assumed by us for the purpose of estimating the Group’s capital requirements. To the extent that certain of these risks might involve future losses, the Group believed that it had made adequate provision in its financial statements on the basis required, based upon information available to the Group.

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

For certain life operations, primarily the U.K., the Group is subject to the taxes on all the income less expenses arising, including income and expenses on separate account and participating life contracts. These taxes have been included within the income tax expense with a corresponding entry to gross written premiums and policy fees for the separate accounts, and within policyholder participations in profit in respect of the participating business. Under UK GAAP, deferred taxes in respect of the long term (life) business are recorded within the long term (life) business provision as explained in note 48N. For US GAAP, these balances are reclassified to deferred tax liability.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

The reconciliation of the UK GAAP tax charge to the US GAAP tax charge is as follows:

	2004 £m	2003 £m	2002 £m

UK GAAP tax attributable to the long term (life) business	109	193	4
Tax on profit on ordinary activities (1)	110	217	(91)
Tax credit attributable to the balance on the long term (life) business technical account	(22)	(169)	(65)

Total UK GAAP tax	197	241	(152)
US GAAP net income adjustment	(71)	190	—
Foreign exchange adjustment	(5)	9	(4)

Total US GAAP tax	121	440	(156)

(1)	This includes the tax credit attributable to the balance on the long term (life) business technical account.

P.	FOREIGN CURRENCY TRANSLATION

Under UK GAAP, assets and liabilities, including dated loan capital and results of both businesses and associates denominated in foreign currencies are translated into sterling at rates prevailing at year end and the resulting differences are taken to reserves (shareholders’ equity) or in the case of long term (life) business are included within the long term (life) technical account. Other exchange differences, including those relating to transactions denominated in foreign currency, are dealt with in the profit and loss account (statement of income). Under US GAAP, translation adjustments of assets and liabilities expressed in functional currencies, which are the currencies of the local operating environment, are calculated using year end rates of exchange and the related translation adjustments are recorded as a separate component of shareholders’ equity and other comprehensive income. Foreign currency translation adjustments decreased other comprehensive income by £16m in 2004 (2003 increased by £165m, 2002 decreased by £133m). Income statement amounts expressed in functional currencies are translated using average exchange rates. The adjustment in the net income reconciliation reflects the impact of using average rates for income statement items under US GAAP.

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

Under UK GAAP, all dividends related to an accounting period that are declared or proposed up to the date of the approval of the financial statements by the Board of Directors are accrued in that accounting period. Under US GAAP, only those dividends declared during the year are accrued. The equity adjustment reflects the impact of reversing the year end proposed dividend as disclosed in note 15 to the financial statements.

S.	STRUCTURED SETTLEMENTS

Under UK GAAP, claims are treated as fully settled at the date of purchase of the annuity. The claims provision is derecognized, as is the value of the annuity purchased, and a gain or loss is recognized for the difference between the claims liability and the cost of the annuity. Under US GAAP, the claims liability is recognized unless the insurer’s liability to the policyholder has been legally extinguished. The equity

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

reconciliation reflects the impact of recognizing the claims liability where legal obligation has not been extinguished and reversing the gain or loss recognized under UK GAAP.

T.	INTERNAL SOFTWARE COSTS CAPITALIZED

Under UK GAAP, the internal costs of software development such as employee benefit expenses are expensed as incurred. Under US GAAP, the costs of software development are capitalized during application development and amortized over the useful life of the software, normally being three years. The equity and income reconciliations reflect the effects of the above difference. The value of capitalized and unamortized software at December 31, 2004 was £9m (2003 £13m). The amortization charged in 2004 was £12m (2003 £22m, 2002 £14m).

U.	MINORITY INTERESTS

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

V.	NET WRITTEN PREMIUMS AND POLICY FEES

The Group disposed of long term (life) operations during 2004. Under US GAAP, revenues did not include premiums received for life insurance contracts that had insignificant mortality or morbidity risk. The premiums received which did not cover mortality, morbidity or policy fees were credited to policyholders’ contract deposits. In a corresponding manner, benefit payments in excess of the related policy liability were directly charged to such liability, rather than being included in benefits, claims and other deductions. Revenues on such contracts consisted of policy fees and charges. The investment return was reflected within the income statement, with interest credited to the policyholder. Initial fees received on these contracts were deferred and included within deferred income under US GAAP and as a reduction of deferred acquisition costs under UK GAAP.

W.	ASSETS HELD TO COVER LINKED LIABILITIES (SEPARATE ACCOUNTS)

The Group disposed of long term (life) operations during 2004. Separate account assets and liabilities represented funds maintained in segregated accounts to meet specific investment objectives of policyholders who bore the investment risk. Under both UK and US GAAP, investment income and investment gains and losses generally accrued directly to the policyholders. The assets and liabilities were carried at fair value. Under UK GAAP, the total premium and claims, net investment income and realized and unrealized gains and losses on unit-linked (separate account) assets were reflected in the consolidated statement of income. Under US GAAP, only the cost of insurance, policy administration and surrender charges assessed against the policyholders’ account balances were included in the income statement.

X.	CASH AND CASH EQUIVALENTS

Under UK GAAP, cash represents non-interest bearing cash. Under US GAAP, cash and cash equivalents, consist of amounts on deposit in banks and highly liquid investments, which are readily convertible into cash and purchased with maturities of three months or less, and exclude bank overdrafts.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 48 continued

Y.	DATED LOAN CAPITAL

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

Z.	DISCONTINUED OPERATIONS

Under UK GAAP discontinued operations relate to the life business which, following a number of disposals, the Group no longer writes. Under US GAAP entities sold during the year or held for sale but still owned by the Group at the Balance Sheet date are classified as discontinued in the financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

49.	CONDENSED CONSOLIDATED US GAAP FINANCIAL STATEMENTS

The following condensed consolidated US GAAP financial statements reflect the effects of the material differences between UK GAAP and US GAAP on consolidated net income and shareholders’ equity identified in note 48.

A.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (US Basis of Accounting)

	For the years ended December 31
	2004 £m	2003 £m	2002 £m

Revenues
Gross written premiums and policy fees	6,821	9,599	11,900
Less premiums ceded to reinsurers	(1,577)	(2,920)	(3,260)

Net written premiums and policy fees	5,244	6,679	8,640
Net change in unearned premium reserve	676	582	(312)

Net earned premiums and policy fees	5,920	7,261	8,328
Net investment income	402	447	549
Unrealized gains/(losses) on trading assets	91	80	(278)
Realized gains, net	86	558	442
Other income	45	189	254

Total revenues	6,544	8,535	9,295

Benefits, losses and expenses
Property and casualty loss and loss adjustment expenses	4,446	5,860	6,678
Operating expenses	2,173	2,556	2,684
Loss/(profit) on disposal of subsidiaries	2	(91)	10
Other expenses	137	256	846

Total benefits, losses and expenses	6,758	8,581	10,218

Loss from continuing operations before income taxes and minority interests	(214)	(46)	(923)
Income tax (expense)/credit relating to continuing operations	(57)	(314)	101
Minority interests relating to continuing operations	(40)	(23)	(13)

Loss from continuing operations	(311)	(383)	(835)

Profit/(loss) related to discontinued operations before minority interests*	32	(185)	109
Minority interests related to discontinued operations	—	(4)	—

Profit/(loss) from discontinued operations**	32	(189)	109

Net loss	(279)	(572)	(726)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

	2004 £m		2003 £m		Restated 2002 £m

Basic losses per share
Continuing operations	(10.8	)p	(19.2	)p	(47.3	)p
Discontinued operations	1.1	p	(9.5	)p	6.2	p
Preferred dividends	(0.3	)p	(0.4	)p	(0.5	)p

Net loss attributable to equity shareholders	(10.0	)p	(29.1	)p	(41.6	)p

Diluted losses earnings per share
Continuing operations	(10.8	)p	(19.2	)p	(47.2	)p
Discontinued operations	1.1	p	(9.5	)p	6.2	p
Preferred dividends	(0.3	)p	(0.4	)p	(0.5	)p

Net loss attributable to equity shareholders	(10.0	)p	(29.1	)p	(41.5	)p

*
Due to the structure of the long term (life) fund, it was not possible to separately identify investment income, unrealized gains, and the subsequent tax impact for the discontinued operation in the U.K. life business in 2002. Accordingly, those items were shown wholly in the consolidated statement of income.

**
Included in the 2004 profit from discontinued operations is the cumulative effect of a change in accounting principle in the Group’s long term (life) operations of £128m (net of taxes of £55m) associated with the adoption of SOP 03-01 on January 1, 2004. Additionally, included in the profit from discontinued operations is the gain on disposal of subsidiaries of £114m (2003 £(97)m, 2002 £198m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

B.	CONDENSED CONSOLIDATED BALANCE SHEETS

CONDENSED CONSOLIDATED BALANCE SHEETS (US Basis of Accounting)

	As of December 31
	2004 £m	2003 £m

ASSETS
Investments
Fixed maturities	11,175	8,929
Equity securities	1,662	1,452
Real estate	206	108
Mortgage loans	45	61
Policyholder, collateral and other loans	45	58
Other investments	29	156
Short-term investments	206	476

Total investments	13,368	11,240

Other assets
Cash and cash equivalents	1,882	2,546
Receivables from insurance operations	1,877	2,164
Reinsurance recoverables	5,092	5,632
Other receivables	417	1,032
Accrued investment income	138	191
Deferred policy acquisition costs	517	738
Goodwill	177	175
Other assets	1,500	869
Deferred tax asset	225	548
Other intangible assets	70	75

Total other assets	11,895	13,970

Total assets of discontinued operations*	—	29,924

Total assets	25,263	55,134

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

	As of December 31
	2004 £m	2003 £m

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Reserve for losses and loss adjustment expenses	15,085	15,396
Reserve for unearned premiums	2,979	3,837
Funds held under reinsurance contracts	292	216
Notes, bonds and loans payable	1,406	1,207
Deferred income taxes	212	397
Other insurance liabilities	783	878
Other liabilities	1,682	1,765
Total liabilities of discontinued operations*	—	28,593

Total liabilities	22,439	52,289

Minority interests	352	323

Shareholders’ equity
Common stock, par (nominal) value	801	792
Preferred stock, par (nominal) value	125	125
Additional paid-in capital (share premium)	1,440	1,415
Retained earnings	265	683
Accumulated other comprehensive income
Unearned ESOP shares	(54)	(54)
Unrealized gains on investments, net	134	143
Cumulative translation adjustments	165	181
Pension liability	(404)	(763)

Total shareholders’ equity**	2,472	2,522

Total liabilities and shareholders’ equity	25,263	55,134

*
Due to the structure of the long term (life) fund, it was not possible to separately identify investment income, unrealized gains, and the subsequent tax impact for the discontinued operation in the U.K. life business in 2002. Accordingly, these items were shown wholly in the consolidated balance sheet.

**	Total shareholders’ equity includes £nil (2003 £1,331m) of capital and reserves relating to discontinued operations.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

C.	CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Stock Number of Shares Issued	Preferred Stock Number of Shares Issued	Common Stock £m	Preferred Stock £m	Additional Paid-in Capital £m	Unearned ESOP Shares £m	Cfwd below £m

Balance at January 1, 2004	2,880,199,331	125,000,000	792	125	1,415	(54)	2,278
Net loss	—	—	—	—	—	—	—
Cumulative translation adjustments	—	—	—	—	—	—	—
Issuance of common shares	32,119,240	—	9	—	15	—	24
Dividends paid	—	—	—	—	—	—	—
Unrealized losses, net	—	—	—	—	—	—	—
Stock compensation	—	—	—	—	10	—	10
Purchase and cancellation of stock	—	—	—	—	—	—	—
Pension liability	—	—	—	—	—	—	—

Balance at December 31, 2004	2,912,318,571	125,000,000	801	125	1,440	(54)	2,312

		Accumulated Comprehensive Income
	Bfwd from above £m	Unearned Compensation £m	Unrealized Gains on Investments Net £m	Pension Liability £m	Cumulative Translation Adjustments £m	Retained Earnings £m	Total Shareholders’ Equity £m

Balance at January 1, 2004	2,278	—	143	(763)	181	683	2,522
Net loss	—	—	—	—	—	(279)	(279)
Cumulative translation adjustments	—	—	—	—	(16)	—	(16)
Issuance of common shares	24	—	—	—	—	—	24
Dividends paid	—	—	—	—	—	(139)	(139)
Unrealized losses, net	—	—	(9)	—	—	—	(9)
Stock compensation	10	—	—	—	—	—	10
Purchase and cancellation of stock	—	—	—	—	—	—	—
Pension liability	—	—	—	359	—	—	359

Balance at December 31, 2004	2,312	—	134	(404)	165	265	2,472

Total comprehensive income for the year ended December 31, 2004 was £55m (2003 £(978)m and 2002 £(1,637)m).

The deferred tax on total comprehensive income for the year ended December 31, 2004 was £(103)m (2003 £(106)m and 2002 £550m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

	Common Stock Number of Shares Issued	Preferred Stock Number of Shares Issued	Common Stock £m	Preferred Stock £m	Additional Paid-in Capital £m	Unearned ESOP Shares £m	Cfwd below £m

Balance at January 1, 2003	1,439,945,133	125,000,000	396	125	842	(54)	1,309
Net loss	—	—	—	—	—	—	—
Cumulative translation adjustments	—	—	—	—	—	—	—
Issuance of common shares (rights issue)	1,439,990,771	—	396	—	564	—	960
Dividends paid	—	—	—	—	—	—	—
Unrealized losses, net	—	—	—	—	—	—	—
Stock compensation	263,427	—	—	—	9	—	9
Purchase and cancellation of stock	—	—	—	—	—	—	—
Pension liability	—	—	—	—	—	—	—

Balance at December 31, 2003	2,880,199,331	125,000,000	792	125	1,415	(54)	2,278

		Accumulated Comprehensive Income
	Bfwd from above £m	Unearned Compensation £m	Unrealized Gains on Investments Net £m	Pension Liability £m	Cumulative Translation Adjustments £m	Retained Earnings £m	Total Shareholders’ Equity £m

Balance at January 1, 2003	1,309	—	308	(354)	16	1,321	2,600
Net loss	—	—	—	—	—	(572)	(572)
Cumulative translation adjustments	—	—	—	—	165	—	165
Issuance of common shares (rights issue)	960	—	—	—	—	—	960
Dividends paid	—	—	—	—	—	(66)	(66)
Unrealized losses, net	—	—	(165)	—	—	—	(165)
Stock compensation	9	—	—	—	—	—	9
Purchase and cancellation of stock	—	—	—	—	—	—	—
Pension liability	—	—	—	(409)	—	—	(409)

Balance at December 31, 2003	2,278	—	143	(763)	181	683	2,522

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

	Common Stock Number of Shares Issued	Preferred Stock Number of Shares Issued	Common Stock £m	Preferred Stock £m	Additional Paid in Capital £m	Unearned ESOP Shares £m	Cfwd below £m

Balance at January 1, 2002	1,439,165,140	125,000,000	396	125	814	(51)	1,284
Net loss	—	—	—	—	—	—	—
Cumulative translation adjustments	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—
Unrealized gains, net	—	—	—	—	—	—	—
Stock compensation	779,993	—	—	—	28	—	28
Purchase and cancellation of stock	—	—	—	—	—	(3)	(3)

Balance at December 31, 2002	1,439,945,133	125,000,000	396	125	842	(54)	1,309

		Accumulated Comprehensive Income
	Bfwd from above £m	Unearned Compensation £m	Unrealized Gains on Investments Net £m	Pension Liability £m	Cumulative Translation Adjustments £m	Retained Earnings £m	Total Shareholders’ Equity £m

Balance at January 1, 2002	1,284	(16)	745	—	149	2,215	4,377
Net loss	—	—	—	—	—	(726)	(726)
Cumulative translation adjustments	—	—	—	—	(133)	—	(133)
Dividends paid	—	—	—	—	—	(168)	(168)
Unrealized losses, net	—	—	(476)	—	—	—	(476)
Stock compensation	28	16	—	—	—	—	44
Purchase and cancellation of stock	(3)	—	39	—	—	—	36
Pension liability	—	—	—	(354)	—	—	(354)

Balance at December 31, 2002	1,309	—	308	(354)	16	1,321	2,600

D.	CASH FLOW INFORMATION

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 49 continued

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US Basis of Accounting)

	For the years ended December 31
	2004 £m	2003 £m	2002 £m

Net cash provided by operating activities	(413)	(44)	575

Net cash (used in)/provided by investing activities	(1,036)	(139)	1,088

Net cash used in financing activities	(24)	(78)	(1,445)

Effect of exchange rate changes on cash and cash equivalents	(108)	(52)	(23)

Change in cash and cash equivalents	(1,581)	(313)	195
Cash and cash equivalents – as of January 1	3,463	3,776	3,581

Cash and cash equivalents – as of December 31	1,882	3,463	3,776

Of the cash and cash equivalents as of December 31, 2004, £nil (2003 £917m, 2002 £1,510m) relates to discontinued operations.

50.	ADDITIONAL US GAAP DISCLOSURES

Set forth below are the additional disclosures which are required to be included in the consolidated financial statements under US GAAP.

A.	EXCHANGE RATES

Weighted average rates of exchange for the periods are US Dollar 1.83 (2003 1.64, 2002 1.50), Canadian Dollar 2.38 (2003 2.29, 2002 2.36), Danish Kroner 10.95 (2003 10.75, 2002 11.82) and Australian Dollar 2.49 (2003 2.71, 2002 2.76).

B.	EARNINGS PER SHARE (EPS)

The earnings per share calculation is calculated by reference to the US GAAP net income attributable to equity shareholders. The weighted average number of shares is based on the weighted average shares in issue during the year as disclosed in note 16.

The diluted earnings per share is calculated by reference to the US GAAP net income attributable to equity shareholders after adjustment for potentially dilutive securities.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The information used in determination of earnings per share for the years ended December 31, is as follows:

	2004		2003		2002
	Ordinary Shares m	Net Income £m	Ordinary Shares m	Net Income £m	Ordinary Shares m	Net Income £m

Net loss from continuing operations	2,872.09	(311)	1,994.09	(383)	1,767.47	(835)
Net (loss)/profit from discontinued operations		32		(189)		109
Preferred dividends		(9)		(9)		(9)

Loss applicable to ordinary shares		(288)		(581)		(735)
Effect of dilutive securities:
Stock options	8.19	—	5.70	—	5.22	—

Net loss attributable to ordinary shares and potentially dilutive securities	2,880.28	(288)	1,999.79	(581)	1,772.69	(735)

	2004 £m		2003 £m		2002 £m

Basic losses per share
Continuing operations	(10.8	)p	(19.2	)p	(47.3	)p
Discontinued operations	1.1	p	(9.5	)p	6.2	p
Preferred dividends	(0.3	)p	(0.4	)p	(0.5	)p

Net loss attributable to equity shareholders	(10.0	)p	(29.1	)p	(41.6	)p

Diluted losses earnings per share
Continuing operations	(10.8	)p	(19.2	)p	(47.2	)p
Discontinued operations	1.1	p	(9.5	)p	6.2	p
Preferred dividends	(0.3	)p	(0.4	)p	(0.5	)p

Net loss attributable to equity shareholders	(10.0	)p	(29.1	)p	(41.5	)p

C.	REVENUE RECOGNITION

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

At December 31, 2004, the Group had three types of stock-based employee compensation plans.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

Executive Share Option Plan

On May 12, 1999, the Group’s Board of Directors adopted the 1999 executive share option plan, which provided that options to purchase shares of common stock could be granted to officers and other key employees at prices not less than fair value at the date of grant. Under the executive share option plan, awards made before February 23, 1996 vest from three to five years after the date of the grant and are not subject to any performance criteria. Awards made after February 23, 1996 (except for certain options granted in April 1997) vest only if the Group achieves certain shareholder return or return on capital targets. Grants made prior to the 2003 AGM have their vesting conditions tested on the third anniversary of their grant and each anniversary thereafter, until the tenth anniversary when the options lapse. Grants made after the 2003 AGM are tested on their third and fourth anniversary only, before lapsing. The exercise price of all options is equal to the fair value of the stock on the date of grant (fair value being the average of the middle market quotation, over the 5 business days immediately preceding the date of invitation, derived from the London Stock Exchange) and all options expire ten years after the date of the grant, with the exception of the US plan in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Awards made under the executive share option plan after February 23, 1996 have been accounted for (except for certain options granted in April 1997) as variable plans under US GAAP. The fair value of stock options granted is based on the assumption that all performance criteria will be met.

Additional information with respect to the Group’s executive share option plan at December 31, is as follows:

	2004		2003
	Shares	Price (a)	Shares	Price (a)

Outstanding January 1	66,570,939	300.30	58,675,393	342.80
Granted	18,457,304	77.45	20,268,164	96.34
Exercised	—	—	—	—
Lapsed	(12,983,727)	302.40	(12,372,618)	341.43

Outstanding December 31	72,044,516	214.35	66,570,939	266.79

Options exercisable at year end	1,913,345	320.40	4,127,636	300.30

(a)	Price refers to weighted average exercise price in sterling (pence).

The following stock options under the executive share option plan were outstanding or exercisable as of December 31, 2004:

	Options Outstanding
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

50.1—100.0	29,668,584	9.28	79.71
100.1—150.0	5,753,895	8.42	113.88
200.1—250.0	9,559,027	7.19	234.23
250.1—300.0	3,755,531	4.30	276.13
300.1—350.0	1,816,439	5.69	319.60
350.1—400.0	9,997,737	5.89	381.02
400.1—450.0	11,493,303	4.58	413.86

	72,044,516	7.36	214.35

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

	Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price

50.1—100.0	36,752	85.11
100.1—150.0	18,210	113.88
200.1—250.0	111,495	234.23
250.1—300.0	710,012	261.29
300.1—350.0	—	—
350.1—400.0	777,813	367.94
400.1—450.0	259,063	424.67

	1,913,345	320.40

Under the executive share option plan, the weighted average estimated fair value per option granted by the Company during 2004 was 26.07p (2003 33.51p). The fair value of stock options granted under the executive share option plan during 2004 was £4.8m (2003 £6.8m). Fair values for the Company’s executive share option plan were estimated as of the date of grant using the Black-Scholes pricing model with the following weighted average assumptions: dividend yields of 6.0% (2003 5.0%, 2002 5.0%); expected volatilities of 55% in 2004 (2003 55%, 2002 45%); risk-free interest rates of 4.8% in 2004 (2003 4.4%, 2002 4.7%); expected terms of five years for Executive Share Option Plans (“ESOP”) grants made prior to the 2003 AGM, four years for ESOP grants made after the 2003 AGM and four years for US Long Term Investment Plan grants; and the assumption that the performance criteria will be met after five years (pre 2003 awards) and four years (post 2003 awards). The total number of options originally granted was 113,063,233 (2003 94,605,929).

Savings Related Share Option Plan

The Group’s Savings Related Share Option Plan was adopted on May 17, 1989. Eligible employees received privileges to purchase shares of the Group’s common stock at a price equal to 80% of the fair value on the date of the grant of the purchase privilege (fair value being the average of the middle market quotation, over the 5 business days immediately preceding the date of invitation, derived from the London Stock Exchange). All remaining options mature seven years from the start date. Options can be exercised within six months of maturing. Purchase privileges were granted to all eligible employees of the U.K. companies and to employees outside the UK where local schemes were in operation. The number of shares available for purchase from the plan by each participant is limited to the whole number of shares purchasable from the aggregate value of their savings contract upon maturity. An individual’s maximum monthly contribution to all current savings contracts was £250.

The Group’s International Sharesave Plan (savings related) was adopted on May 12, 1999 and replaced the 1989 scheme. Eligible employees can receive privileges to purchase shares of the Group’s common stock at a price equal to 80% of the fair value on the date of the grant of the purchase privilege (fair value being the average of the middle market quotation, over the 5 business days immediately preceding the date of invitation, derived from the London Stock Exchange). All options mature in three or five years from the start date. Options can be exercised within six months of maturing. The number of shares available for purchase from the plan by each participant is limited to the whole number of shares purchasable from the aggregate value of their savings contract upon maturity. An individual’s maximum monthly contribution to all current savings contracts is £250.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

Additional information with respect to the Group’s savings related share option plan at December 31, was as follows:

	2004		2003
	Shares	Price (a)	Shares	Price (a)

Outstanding January 1	40,148,839	107.76	33,408,274	128.47
Granted	23,305,933	59.27	21,141,549	74.73
Exercised	(459,237)	67.57	(326,088)	66.00
Lapsed	(10,234,066)	135.62	(14,074,896)	207.15

Outstanding December 31	52,761,469	81.29	40,148,839	107.76

Options exercisable at year end	1,280,687	326.39	1,665,843	314.80

(a)	Price refers to weighted average exercise price in sterling.

The following stock options under the savings related share option plan were outstanding or exercisable as of December 31, 2004:

	Options Outstanding
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years	)	Weighted Average Exercise Price

50.0—100.0	49,444,038	3.41		65.88
200.1—250.0	162,772	2.09		250.00
250.1—300.0	899,296	0.66		290.00
300.1—350.0	2,105,655	0.69		321.43
350.1—400.0	149,708	0.83		354.00

	52,761,469	3.24		81.29

Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price

50.0—100.0	—	—
200.1—250.0	—	—
250.1—300.0	—	—
300.1—350.0	1,280,687	326.39
350.1—400.0	—	—

	1,280,687	326.39

Under the savings related share option plan, the fair values of purchase privileges granted during 2004 was £6.5m (2003 £7.7m). The weighted average market value per share of those purchase rights granted in 2004 was 28.09p (2003 36.55p). The market value of each purchase right is estimated on the date of the subscription using the Black-Scholes model.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The following weighted average assumptions were used for grants under the savings related share options plan in 2004, 2003 and 2002: dividend yields of 6.0% (2003 5.0%, 2002 5.0%); risk-free interest rates of 4.8% (2003 4.4%, 2002 4.7%); and expected terms, equal to the vesting period of three, five or seven years. Expected volatilities were 55% in 2004 (2003 55%, 2002 45%). The total number of options originally granted was 129,168,174 (2003 105,862,241).

Share Matching Plan

The Group’s share matching plan for executive directors and other selected executives was adopted following approval obtained at the 2004 AGM. Awards granted in 2005 will be the final awards under the plan.

The deferred share awards granted will be held in trust for three years and are normally forfeited upon leaving, but no further performance conditions apply.

Participants may also receive matching share awards up to a maximum of three times the number of deferred shares awarded, subject to the achievement of total shareholder return (“TSR”) targets over a single two year period. TSR performance is measured relative to FTSE 100 companies (50%) and to a financial services comparator group (50%). Matching share awards vest with the deferred share awards on the third anniversary of the date of grant to the extent that the TSR conditions have been met.

At December 31, 2004, deferred share awards of 1,559,056 were outstanding giving a maximum potential share award of 6,236,224 ordinary shares vesting in 2007. The awards outstanding are as follows:

	2004
	Shares	Price

Outstanding deferred share awards at January 1	—	—
Granted	1,593,302	—
Exercised	—	—
Lapsed	(34,246)	—

Outstanding deferred share awards at December 31	1,559,056	—

Maximum matching share awards	4,677,168	—

Total potential outstanding awards at December 31	6,236,224	—

Under the share matching plan, the fair values of purchase privileges granted during 2004 was £2.1m. The weighted average market value per share of those purchase rights granted in 2004 was 33.12p. The fair value of the deferred share awards was estimated on the date of the subscription using the share price at the time and deducting from it the estimated value of the dividends that would not be received during the vesting period. The fair value of the matching share awards was estimated by taking the expected value arising from modelling the awards that would arise under different scenarios. This method allows, on an approximate basis, for the impact of the TSR performance condition.

A dividend yield of 6% and an expected term equal to the vesting period of three years was assumed in the valuation of both the deferred and matching shares. The total number of options originally granted was 1,593,302.

The maximum number of shares to be granted are limited such that total shares issued under all employee stock option plans do not exceed ten percent of the ordinary share capital of the Group. Total compensation cost recorded in the US GAAP income statement for all plans was £10m in 2004 (2003 £8m, 2002 £16m).

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

Total investments as of December 31 were as follows:

	2004		2003
	Carrying Value £m	Fair Value £m	Carrying Value £m	Fair Value £m

Equity securities	1,662	1,662	4,726	4,726

Fixed maturities:
UK Government	1,922	1,922	7,605	7,605
US Government	1,019	1,019	1,024	1,024
Obligations of US state and local government authorities	4	4	153	153
Other government	3,219	3,219	5,769	5,769
Corporate securities	2,866	2,866	8,525	8,525
Mortgage-backed securities	1,306	1,306	3,757	3,757
Other bonds and private placements	716	716	818	818
Other	123	123	82	82

Total fixed maturities	11,175	11,175	27,733	27,733
Mortgage loans on real estate	45	45	82	82
Real estate	206	417	1,502	2,674
Policyholder, collateral and other loans	45	45	68	68
Short-term investments	206	206	786	786
Other investments	29	29	371	371

Total investments	13,368	13,579	35,268	36,440

Of the above, £nil (2003 £24,028m) relates to the investments of discontinued operations.

For the year ended December 31, 2004, impairments arising on the overall portfolio of fixed maturities and equity investments amounted to £16m (2003 £68m, 2002 £45m).

At December 31, 2004, investment real estate consisted of land with a cost of £48m (2003 £361m), buildings with a cost of £219m (2003 £1,718m) and accumulated depreciation of £61m (2003 £577m). Depreciation expense for 2004 was £82m (2003 £57m, 2002 £44m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

Following the disposal of the long term (life) operations during 2004 the Group had no investments in fixed maturities held-to-maturity. The amortized cost, gross unrealized gains and losses and estimated fair values of investments in fixed maturities held-to-maturity as of December 31, 2003 were as follows:

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

The amortized cost for fixed maturities and historical cost for equity securities, gross unrealized gains and losses and estimated fair values of investments in available-for-sale fixed maturities and equity securities as of December 31 were as follows:

	2004
	Amortized Cost £m	Gross Unrealized Gains £m	Gross Unrealized Losses £m	Fair Value £m

Equity securities	1,248	422	(8)	1,662
Fixed maturities:
UK Government	1,915	16	(9)	1,922
US Government	1,014	11	(6)	1,019
Obligations of US state and local government authorities	4	—	—	4
Other Government	3,209	11	(1)	3,219
Corporate securities	2,796	75	(5)	2,866
Mortgage-backed securities	1,295	14	(3)	1,306
Other bonds and private placements	695	22	(1)	716
Other	137	—	(14)	123

Total	12,313	571	(47)	12,837

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued
	2003
	Amortized Cost £m	Gross Unrealized Gains £m	Gross Unrealized Losses £m	Fair Value £m

Equity securities	2,069	596	(42)	2,623
Fixed maturities:
UK Government	2,495	51	(15)	2,531
US Government	1,033	10	(19)	1,024
Obligations of US state and local government authorities	154	1	(2)	153
Other Government	3,851	66	(8)	3,909
Corporate securities	2,460	85	(13)	2,532
Mortgage-backed securities	3,674	91	(8)	3,757
Other bonds and private placements	761	71	(14)	818
Other	83	—	(1)	82

Total	16,580	971	(122)	17,429

The amortized cost and fair value of available-for-sale fixed maturities by contractual maturity at December 31, 2004 were as follows:

	Amortized
	Cost £m	Fair Value £m

Due in one year or less	1,326	1,324
Due after one year through five years	6,447	6,470
Due after five years through ten years	1,216	1,248
Due after ten years	462	505
Without a single maturity date*	1,614	1,628

Total	11,065	11,175

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

Realized gains and losses on available-for-sale fixed maturities and equity securities, as predominantly determined by the first-in-first-out method for fixed maturities and average cost for equity securities, and the proceeds thereon for the years ended December 31, were as follows:

	2004 £m	2003 £m	2002 £m

Proceeds from sales	14,348	18,326	27,303
Gross realized gains on those sales	51	1,059	992
Gross realized losses on those sales	(20)	(328)	(784)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

Following the disposal of the long term (life) operations during 2004 the Group had no investments in trading fixed maturities and equity securities. The amortized cost for fixed maturities and historical cost for equity securities, net unrealized gains and losses and estimated fair values of investments in trading fixed maturities and equity securities as of December 31, 2003 were as follows:

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

Realized gains and losses on trading fixed maturities and equity securities, as predominantly determined by the first-in-first-out method for fixed maturities and average cost for equity securities, and the proceeds thereon for the years ended December 31, were as follows:

	2004 £m	2003 £m	2002 £m

Proceeds from sales	14,518	8,732	10,098
Gross realized gains on those sales	423	592	831
Gross realized losses on those sales	(317)	(300)	(683)

Net realized gains/(losses) arising on the overall portfolio of available-for-sale and trading fixed maturities and equity investments are shown below:

	2004 £m	2003 £m	2002 £m

Equity securities	252	559	18
Fixed maturities	(115)	464	338
Realized (losses)/gains on derivatives used to hedge equity and fixed maturity exposures	—	(74)	181

	137	949	537

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The following table shows the gross unrealized losses and fair value of those investments deemed not to be other than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	2004
	Equity Securities £m	Fixed Maturities £m

Less than 12 months
Fair value	42	1,609
Unrealized losses	(5)	(20)
Total number of investments	25	197
12 months or more
Fair value	55	1,597
Unrealized losses	(3)	(19)
Total number of investments	28	53
Total
Fair value	97	3,206
Unrealized losses	(8)	(39)
Total number of investments	53	250

	2003
	Equity Securities £m	Fixed Maturities £m

Less than 12 months
Fair value	171	2,787
Unrealized losses	(15)	(37)
Total number of investments	63	210
12 months or more
Fair value	107	1,144
Unrealized losses	(27)	(43)
Total number of investments	28	100
Total
Fair value	278	3,931
Unrealized losses	(42)	(80)
Total number of investments	91	310

The Group reviews its fixed interest maturities and equity securities to determine whether any decline in fair value is other than temporary. In performing such reviews, the Group considers all known relevant facts about the investment, however, considerable judgement is exercised as to the recoverability of each security.

Management regularly reviews its fixed maturity and equity securities portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process including, but not limited to, whether a decline is substantial, the length of the time the fair value has been less than cost (generally six months), current economic conditions, and the financial condition and near-term prospects of the issuer.

Unrealized losses that are considered to be predominantly due to changes in market conditions, unusual market fluctuations or industry related events, and where the Group has a reasonable expectation of recovery, are considered to be temporary.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

Fixed maturities below investment grade or those not rated held by the Group as of December 31, 2004 were approximately £172m (2003 £194m).

At December 31, 2004 all collateralized mortgage obligations (“CMOs”) held were investment grade and approximately 70% (2003 86%) were backed by various U.S. government agencies. The remaining 30% (2003 14%) were corporate issues. At December 31, 2004 the fair value of the CMO portfolio was £22m (2003 £40m). The Group’s CMO portfolio is readily marketable. There were no derivative (high risk) CMO securities contained in the portfolio at December 31, 2004 and 2003.

Impaired mortgage loans were £4m at December 31, 2004 (2003 £13m). As of December 31, 2004 a valuation allowance of £nil (2003 £10m) was established to reduce the carrying value of the mortgage loans to the present value of expected future cash flows for these loans. Interest foregone on these loans was £nil for the year ended December 31, 2004 (2003 £nil).

Included within mortgage backed securities as of December 31, 2004 were £1,039m (2003 £2,975m) of Danish and Swedish mortgage bonds. These bonds are issued by Danish and Swedish mortgage credit institutions, which are monitored by the Danish Financial Supervisory Authority and Swedish Financial Authority. Bonds are quoted and traded as securities on the Copenhagen Stock Exchange and Stockholm Stock Exchange.

Income earned from investments was comprised of the following for the years ended December 31:

	2004 £m	2003 £m	2002 £m

Dividends	215	186	238
Interest income	1,247	1,687	1,744
Other	128	191	180

Total	1,590	2,064	2,162

	2004 £m	2003 £m	2002 £m

Fixed maturities:
UK Government	331	305	284
Foreign Government	178	456	419
US Government	2	26	25
Obligations of US state and local government authorities	12	14	32
Corporate securities	469	549	536
Mortgage-backed securities	147	196	242
Other bonds and private placements	9	8	9
Equity securities	215	186	238
Investment in real estate	128	191	180
Short-term investments	76	22	17
Other	23	111	180

Total investment income	1,590	2,064	2,162
Investment expenses	(300)	(269)	(269)

Net investment income	1,290	1,795	1,893
Less: Net investment income from discontinued operations	888	1,348	1,344

Net investment income from continuing operations	402	447	549

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The carrying amounts and fair values of the Group’s financial instruments as of December 31 were as follows:

	2004		2003
	Carrying Value £m	Fair Value £m	Carrying Value £m	Fair Value £m

Equity securities	1,662	1,662	4,726	4,726
Fixed maturities (excluding mortgage-backed securities	9,869	9,869	23,976	23,9767
Mortgage-backed securities	1,306	1,306	3,757	3,757
Mortgage loans on real estate	45	45	82	82
Policyholder, collateral and other loans	45	45	68	68
Short-term investments	207	207	786	786
Cash and cash equivalents	1,881	1,881	3,463	3,463
Notes, long term dated loan capital, bonds and loans payable	(1,406)	(1,406)	(1,207)	(1,160)
Policyholders' contract deposits and other funds	—	—	(7,743)	(7,743)
Forward foreign currency contracts	1	1	(13)	(13)
Options/futures	(1)	(1)	226	226
Other	(95)	(95)	(136)	(136)

Of the above, £nil (2003 £15,805m) relates to discontinued operations.

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

	2004
	Carrying Value £m	%	Fair Value £m	%

By Country/Region:
United Kingdom	4,268	34	4,268	34
Scandinavia	2,856	22	2,856	22
United States	3,148	24	3,148	24
Europe	1,258	10	1,258	10
Canada	1,288	10	1,288	10
Asia	14	—	14	—
Other	16	—	16	—
Australia	34	—	34	—

Total	12,882	100	12,882	100

By Industry:
Banks	1,013	8	1,013	8
Pharmaceuticals	87	1	87	1
Insurance	175	1	175	1
Manufacturing	218	2	218	2
Utilities	290	2	290	2
Technology	16	—	16	—
Chemical	20	—	20	—
Construction	54	—	54	—
Mining	148	1	148	1
Retail	167	1	167	1
Government securities	6,730	53	6,730	53
Mortgage-backed securities	1,600	13	1,600	13
Mortgage loans on real estate	45	—	45	—
Telecommunications	170	1	170	1
Services	696	5	696	5
Other	1,453	12	1,453	12

Total	12,882	100	12,882	100

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

Of the above, £nil (2003 £22,099m) relates to the investments of discontinued operations.

Receivables include significant amounts due from policyholders, brokers and reinsurers. Due to the large number of policyholders, brokers and reinsurers across many geographic areas, the Group’s credit exposure is minimized. At December 31, 2004 and 2003 the Group did not consider there to be any significant concentrations of credit risk. At December 31, 2004 the Group’s largest reinsurance recoverables were from three reinsurance groups, who had a Standard & Poor’s rating at December 31, 2004 of A+, AA and A respectively. The estimated recoverables amounted respectively to £1,090m, £482m and £239m.

H.	RESERVES FOR LOSS AND LOSS ADJUSTMENT EXPENSES

The Group establishes its reserve for loss and loss adjustment expenses (“LAE”) by product, coverage and year. Loss and LAE liabilities consist of two components: case reserves and incurred but not reported (“IBNR”) reserves. Case reserves are estimates of future loss payments with respect to insured events that have been reported to the Group. These reports may be made formally by the claimants or informally by other means, such as evaluation of claims by attorneys. The amount reserved is the amount expected to be ultimately paid.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

IBNR reserves are actuarially determined and reflect the estimated ultimate loss amount which will be paid by the Group and the expected change in the value of those claims which have already been reported to the insurer. Management considers many factors when establishing reserves, including (i) information from ceding companies, (ii) historical trends, such as historical claims development patterns, loss payments, pending levels of unpaid claims and product mix, (iii) internal methodologies which analyze the Group’s experience with similar cases, (iv) current legal interpretations and (v) economic conditions. Based on these considerations, management believes that an adequate provision has been made for the Group’s loss and LAE reserves, which on a gross basis totalled £14,988m (2003 £15,475m) for general (property and casualty) business and £nil (2003 £128m) for life and health business. Claims provisions relating to certain workers’ compensation reserves in the United States, Canada and Scandinavia have been discounted as the payment pattern and ultimate costs are fixed. The discount rates used range between 1.5% and 5%. The amount of discount reflected in loss and LAE reserves as of December 31, 2004 was £104m (2003 £107m).

The following analysis provides a reconciliation of the activity in the reserve for losses and loss adjustment expenses on a US GAAP basis for the years ended December 31:

	2004	2003	2002
	£m	£m	£m

At January 1:

Gross reserve for losses and loss adjustment expenses	15,603	16,091	16,494
Less reinsurance recoverable	4,283	4,575	4,549

Net reserve for losses and loss adjustment expenses	11,320	11,516	11,945

Effect of foreign currency translations	(181)	(137)	(334)
Effect of acquisitions, claim portfolio transfers and other reclassifications	(127)	(833)	(380)

Loss and loss adjustment expenses incurred—Property & Casualty:
Current year	4,035	5,633	6,256
Prior years	294	414	707

Total incurred	4,329	6,047	6,963

Loss and loss adjustment expenses paid—Property & Casualty:
Current year	1,644	2,030	3,008
Prior years	2,613	3,247	3,661

Total paid	4,257	5,277	6,669

Loss and loss adjustment expenses incurred—Long Term Business	1,280	1,769	1,899
Loss and loss adjustment expenses paid—Long Term Business	1,287	1,765	1,908
At December 31:
Net reserve for losses and loss adjustment expenses	11,077	11,320	11,516
Plus reinsurance recoverable	4,008	4,283	4,575

Gross reserve for losses and loss adjustment expenses	15,085	15,603	16,091

In the analysis above, reserves for total losses and loss adjustment expenses includes £nil (2003 £207m) and total incurred includes £1,280m (2003 £1,956m) relating to discontinued operations.

The reduction in net reserves for losses and loss adjustment expenses in 2004, compared to 2003, is predominantly due to the disposals of our life operations in the UK and Scandinavia and also the settlement of a significant number of claims in the United States. This has been partially offset by £160m of additional loss reserves made in respect of our United States operations.

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

The position in the U.S. is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non-aggregate premises or operation section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos. Added to this, there is also the possibility, however remote, of federal legislation that would address asbestos related problems.

Against this background and in common with the industry generally, the Group in the U.S. receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the US easing its aggressive stance with litigation.

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

I.	RESERVE FOR FUTURE LIFE AND HEALTH POLICY BENEFITS

The Group disposed of long term (life) operations during 2004. The analysis of future life and health policy benefits at December 31 was as follows:

	2004 £m	2003 £m

Reserve for future life and health policy benefits:
Long duration contracts	—	14,655
Short duration contracts	—	2

Total	—	14,657

In the analysis above, long duration contracts included £14,657m in 2003 relating to discontinued operations.

Long duration contract liabilities included in future policy benefits resulted from traditional life products. Short duration contract liabilities were primarily group life and health products.

Reserves for future life and health policy benefits and claims were established based upon the Group’s best estimates of mortality, morbidity, lapses and investment income, with appropriate provision for adverse deviation. Actual experience in a particular period may be worse or better than assumed experience and, consequently, may favorably or adversely affect the Group’s operating results for such period. The average rate of assumed investment yields varied between life insurance businesses around the Group. The liability for future life and health policy benefits was established based on the following assumptions: (i) interest rates, which vary by business, year of issuance and products, ranged from 3.88% to 8.40% in 2003 for the Group’s principal businesses in the UK and Denmark (ii) mortality, morbidity and surrender rates were based upon actual experience by geographical area modified to allow for variations in policy form.

J.	POLICYHOLDERS’ CONTRACT DEPOSITS AND OTHER FUNDS

Policyholders’ contract deposits and other funds comprised primarily investment contracts.

The assumptions for interest rates used to determine the liability for policyholders’ contract deposits was established using interest rates that vary by business, year of issuance and product type, and credited interest rate guarantees vary by product.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

K.	UNDISTRIBUTED POLICYHOLDER ALLOCATIONS

The Group disposed of long term (life) operations during 2004. A portion of the life insurance issued by the Group was in the form of participating insurance. A participating contract gave the contract holder the right to a share of the profits earned on the group of contracts in which the contract was included. Participation rights of participating contracts issued by the Group varied by contract. The declared bonuses were highly correlated to the overall performance of the underlying assets and liabilities of the fund (company) in which the contracts participated and were subject to normal variability and volatility. Bonuses were declared by the applicable company’s directors taking account of actuarial valuations considering a long term view of the anticipated performance of the fund and the policyholders’ reasonable expectations. Amounts not yet declared payable to the policyholders were segregated for future determination by the respective territories. Once declared as bonuses these amounts were added to the reserve for future life and health policyholders’ benefits and policy contract deposits.

L.	REINSURANCE

Letters of credit securing reinsurance recoverables amounted to approximately £748m (2003 £1,071m).

The general and life premiums written and earned, and loss and loss adjustment expenses incurred for the years ended December 31 are as follows:

	Premiums Written & Policy Fees			Premiums Earned & Policy Fee			Loss & LAE Incurred & Life Policyholder Benefits
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m

General/Property & Casualty:
Direct	6,786	10,179	12,204	7,670	10,854	11,785	5,963	7,607	9,037
Assumed	35	104	221	46	130	267	57	202	266
Ceded	(1,577)	(3,388)	(3,331)	(1,796)	(3,392)	(3,274)	(1,586)	(1,762)	(2,337)

Total	5,244	6,895	9,094	5,920	7,592	8,778	4,434	6,047	6,966

Ratio of assumed to net written/ earned premium and policy fees	0.7%	1.5%	2.4%	0.8%	1.7%	3.1%
Life:
Direct	791	1,313	1,776	791	1,313	1,776	1,255	1,996	2,456
Ceded	(35)	(105)	(407)	(35)	(105)	(407)	2	(49)	(512)

Total	756	1,208	1,369	756	1,208	1,369	1,257	1,947	1,944

	6,000	8,103	10,463	6,676	8,800	10,147	5,691	7,994	8,910
Less discontinued operations	(756)	(1,424)	(1,824)	(756)	(1,539)	(1,820)	(1,257)	(2,135)	(2,231)

Continuing operations	5,244	6,679	8,639	5,920	7,261	8,327	4,434	5,859	6,679

There was no assumed life business for the year ended December 31, 2004, 2003 and 2002.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

Reinsurance recoverables as of December 31 consist of the following:

	2004 £m	2003 £m

Unearned premium reserves	266	494
Reserve for loss and loss adjustment expenses	4,008	4,283
Reserve for future life and health policy benefits	—	120
Reinsurance recoverable on claims paid	818	1,042

Total	5,092	5,939

Included in total reinsurance recoverables above are £nil (2003 £308m) relating to discontinued operations.

M.	VALUE OF LONG TERM (LIFE) BUSINESS (PRESENT VALUE OF LIFE PROFITS BUSINESS)

The U.K. life operations were disposed of in September 2004. The present value of profits (“PVP”) of acquired insurance in-force was amortized over the premium recognition period of the policies acquired. A discount rate of 8.4% was used in determining the present value of future profits. The interest accrued was at an interest rate of 8.4% in 2003.

The following is a summary of the changes in the present value of profits of acquired insurance contracts for the years ended December 31:

	2004 £m	2003 £m

Present value of profits of acquired long term (life) business as of January 1	15	125
Interest accrued	—	3
Reduction as a result of disposal	(15)	(28)
Amortization	—	(102)
Translation and other adjustments	—	17

Present value of profits of acquired long term (life) business as of December 31	—	15

N.	PENSION PLANS

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

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The weighted average assumptions associated with the projected benefit obligation and expected long term rate of return on plan assets at December 31 were as follows:

	2004%	2003%	2002%

Discount rate	5.27	5.49	5.62
Rates of increase in compensation levels	4.06	4.09	3.91
Expected long term rate of return on assets	6.10	6.26	6.00

The following table sets forth the funded status of the various pension plans and the amounts recognized in the accompanying condensed consolidated balance sheets as of December 31:

	2004 £m	2003 £m

Plan assets at fair value*	4,230	3,920
Projected benefit obligation	(4,875)	(4,572)

Funded status	(645)	(652)
Unrecognized transition asset	—	(2)
Unrecognized prior service cost	52	56
Unrecognized net loss	1,457	1,506

Prepaid pension asset	864	908

*	Plan assets are invested primarily in fixed maturity securities and equity securities.

Amounts recognized in the statement of financial position as at December 31 consists of:

	2004 £m	2003 £m

Balance sheet (accrued) benefit cost	(303)	(259)
Balance sheet prepaid benefit cost	604	12
Accumulated other comprehensive income	514	1,102
Intangible asset	49	53

Net amount recognized	864	908

The decrease in the minimum liability included in other comprehensive income is £588m (2003 increase of £583m).

The weighted average assumptions associated with the net periodic benefit charge/(credit) at December 31 were as follows:

	2004%	2003%	2002%

Discount rate	5.49	5.62	5.83
Rates of increase in compensation levels	4.09	3.91	4.05
Expected long term rate of return on assets	6.26	6.00	7.05

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

Net pension cost for the years ended December 31 included the following components:

	2004 £m	2003 £m	2002 £m

Service cost	77	97	113
Interest cost on benefit obligations	245	234	248
Expected return on plan assets	(244)	(213)	(291)
Amortization of the initial transition asset	(1)	(52)	(53)
Recognition of prior service cost	6	6	5
Recognition of net loss	87	82	62

Net periodic pension charge	170	154	84

The following table sets forth the reconciliation of the above projected benefit obligations and fair value of plan assets as at December 31:

	2004 £m	2003 £m

Change in benefit obligation:
Benefit obligation, at January 1	4,572	4,328
Service cost	77	97
Interest cost	245	234
Plan participants’ contributions	5	—
Amendments	5	6
Terminations	17	48
Curtailment gain	(5)	(35)
Settlements	—	(170)
Actuarial loss	209	290
Benefits paid	(226)	(202)
Foreign currency exchange rate changes	(24)	(29)
New plans	—	5

Benefit obligation, at December 31	4,875	4,572

	2004 £m	2003 £m

Change in plan assets:
Plan assets at fair value, January 1	3,920	3,635
Actual return on plan assets	400	456
Employer contributions	147	197
Settlements	—	(156)
Plan participants’ contributions	5	—
Benefits paid	(226)	(202)
Foreign currency exchange rate changes	(16)	(14)
New plans	—	4

Plan assets at fair value, at December 31	4,230	3,920

In total, for those plans where the projected benefit obligation was greater than the fair value of the plan assets as at December 31, 2004, the benefit obligation was £4.7bn (2003 £4.4bn), and the fair value of plan assets was £4.1bn (2003 £3.8bn). In total for those plans where the accumulated benefit obligation was greater than the

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

fair value of plan assets as at December 31, 2004, the accumulated benefit obligation was £2.0bn (2003 £4.0bn) and the fair value of plan assets was £1.7bn (2003 £3.8bn).

Pension costs in 2004 included a charge of £17m (2003 £48m as a result of special termination benefits given to certain employees in the U.K., 2002 £10m as a result of special termination benefits given to certain employees retiring in the U.S.).

Liabilities and assets were measured as of December 31, 2004 and 2003 for all plans.

The investment policy in each Plan is reviewed regularly. The overall investment objective is to acquire suitable assets, which together with new contributions, will meet the benefits which the schemes provide. Within this overall objective, the Group seeks to maximize the long term investment return consistent with the proper management of risk. Based on the latest reviews the weighted average asset allocation strategy across all plans is:

Weighted Average* %

Equities	48
Bonds	46
Property	6

*	Based on respective assets at December 31, 2004.

The assets at December 31, were divided between major asset classes as follows:

	2004	2004	2003	2003
	£m	%	£m	%

Equities	2,077	49.1	1,958	49.9
Bonds	1,834	43.4	1,676	42.8
Property	216	5.1	206	5.3
Other	103	2.4	80	2.0

Total	4,230	100.0	3,920	100.0

The overall expected rate of return at December 31, 2004 was calculated using the expected rates of return by asset class held in each of the sub class of each plan, the weighted average of which are as follows:

Expected Rate of Return %

Equities	7.40
Bonds	4.60
Property	6.75
Other	4.19

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The total benefits expected to be paid in each of the next five fiscal years and the aggregate for the five fiscal years thereafter are as follows:

Expected Benefit Payments £m

Year 1	198
Year 2	197
Year 3	204
Year 4	208
Year 5	213
Total of Years 6 – 10	1,146

The expected contributions to be paid in 2005 are £179m of which £149m relates to the U.K. plans and £30m to Overseas plans. For the U.K. plans the amount has been estimated taking into account normal contribution rates and pensionable salary rolls at December 31, 2004, together with known extra payments aimed at significantly reducing the deficiency revealed in the period up to the next funding valuations, due in 2007. The estimate does not include any special payments which would be made in respect of any early retirements occurring in connection with rationalization programs or otherwise, since the amounts involved are difficult to predict in advance.

The total accumulated benefit obligation at December 31, 2004 was £4,487m (2003 £4,134m).

O.	OTHER POST-RETIREMENT BENEFITS

The Group provides post-retirement healthcare and life insurance benefits to certain current and retired U.S. and Canadian employees. The benefits are not pre-funded. Life insurance benefits, which provide varying levels of coverage, are provided at no cost to retirees. Healthcare benefits, which also provide varying levels of coverage, require retiree contributions in certain instances. Benefits are generally payable for life.

The other post-retirement benefit expense was £6m for the year ended December 31, 2004 (2003 £5m, 2002 £8m). The post-retirement benefit obligation was £49m at December 31, 2004 (2003 £50m). The components of these expenses and obligations are not shown separately, as they are insignificant in terms of total pension plans and other post-retirement benefits.

The weighted average discount rates used in determining the post-retirement benefit obligation was 5.9% in 2004 (2003 6.2%). In the U.S. the assumptions associated with the projected benefit obligation were a pre 65 health care cost trend rate of 9% decreasing to 5% from 2011 onwards (2003 10% decreasing to 5% from 2011 onwards) and a post 65 health care cost trend rate of 11% decreasing to 5% from 2014 onwards (2003 12% decreasing to 5% from 2013 onwards). In Canada these assumptions were 10% decreasing to 5% linearly over 10 years (2003 7% decreasing to 5% linearly over 9 years) for drugs, 4% per annum for hospital, 3% per annum for other medical benefits and 4% per annum for dental (2003 4%, 3% and 4% respectively). In the U.S. the assumptions associated with the net periodic benefit cost were a pre 65 health care cost trend rate of 9% decreasing to 5% from 2014 onwards (2003 9% decreasing to 5% from 2011 onwards) and a post 65 health care cost trend rate of 11% decreasing to 5% from 2014 onwards (2003 12% decreasing to 5% from 2013 onwards). In Canada these assumptions were 7.7% decreasing to 5% linearly over 10 years (2003 on a pre amend basis were 11% decreasing to 5% over 10 years and on a post amend basis were 8% decreasing to 5% linearly over 10 years) for drugs, 4% per annum for hospital, 3% per annum for other medical benefits and 4% per annum for dental (2003 4%, 3% and 4% respectively). The health care cost trend rate assumptions have a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point would increase the

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

total of the service and interest cost components by £1m (2003 £1m). Decreasing the assumed health care cost trend rates by one percentage point would decrease the total of the service and interest cost components by £nil (2003 £1m). Increasing the assumed health care cost trend rates by one percentage point would increase the post-retirement benefit obligation as of December 31, 2004 by £4m (2003 £4m). Decreasing the assumed health care cost trend rates by one percentage point would decrease the post retirement benefit obligation as of December 31, 2004 by £4m (2003 £3m).

P.	OPERATING LEASES

The Group leases its real estate held for investment to outside parties under non-cancellable operating leases as lesser. The Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Future rental payments under non- cancellable leases with terms in excess of one year were as follows as of December 31:

2004 £m

2005	66
2006	58
2007	50
2008	44
2009	39
Thereafter	182

Total	439
Recoveries under sub tenancies	(131)

Total	308

Q.	INCOME TAXES

Under UK GAAP, deferred taxes are accounted for using the liability method to the extent that it is considered probable that a liability or asset will crystallize in the foreseeable future. Under US GAAP, deferred taxes are accounted for using the liability method on all temporary differences and the deferred tax assets are recognized where it is more likely than not that they will be realized.

A summary of the US GAAP income tax expense within the income statement for the years ended December 31 is shown below:

	2004 £m	2003 £m	2002 £m

Current tax
United Kingdom	125	(37)	147
Foreign	91	44	77
Deferred tax
United Kingdom	(109)	214	(379)
Foreign	14	219	(1)

	121	440	(156)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. US GAAP components of the net deferred income tax asset and liability were as follows:

	2004 £m	2003 £m

Deferred tax asset
Depreciation on fixed assets	36	61
Income accelerated for tax	7	113
Expenditure deferred for tax	374	346
Post retirement benefits	—	82
Loss carryforwards	438	354
Other deferred tax assets	30	181

	885	1,137
Valuation allowance	(660)	(578)

Total	225	559

Deferred tax liability
Unrealized investment gains, net	3	277
Post retirement benefits	75	—
Deferred acquisition costs	—	156
Equalization reserves	132	112
Other deferred tax liabilities	2	39

Total	212	584

Net deferred tax asset/(liability)	13	(25)

In the analysis above, deferred tax asset includes £nil (2003 £11m) and deferred tax liability includes £nil (2003 £187m) relating to discontinued operations.

SFAS No. 109 requires the establishment of a valuation allowance for deferred income tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Accordingly, the Group has established a valuation allowance of £660m as of December 31, 2004 (2003 £578m). This valuation allowance reflects the portion of deferred income tax benefits which may not be realized mainly because it is not likely that suitable profits will arise to absorb these benefits in the near future on certain of the Group’s subsidiaries and overseas branches.

The total tax losses carried forward are due to expire as follows:

2004 £m

2005—2009	20
Thereafter	1,320

Total	1,340

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

A reconciliation of income tax expense computed by applying the UK income tax rate of 30% in 2004 (30% in 2003 and 2002) to income from operations before income taxes for the years ended December 31 is as follows:

	2004		2003		2002
	£m	%	£m	%	£m	%

US GAAP Tax Reconciliation
Loss before income taxes, minority interests	(118)		(105)		(869)
Less tax (recovered from)/credited to life policyholders included within total profits*	(17)		(90)		85

Income taxable at corporate rates	(135)	100.0	(195)	100.0	(784)	100.0

Income tax at corporate rates	(41)	30.0	(58)	30.0	(235)	30.0
Reconciling items:
Tax exempt revenues and disallowable expenses	18	(13.2)	3	(1.5)	(11)
Goodwill writedown	—	—	11	(5.8)	189	(24.1)
Dividends taxed at lower rates	(9)	6.7	(14)	7.3	(22)	2.8
USA loss reserve discount	5	(3.7)	105	(54.0)	—	—
USA valuation allowance	43	(31.8)	361	(185.3)	—	—
Prior year adjustment	34	(25.1)	(78)	40.0	—	—
U.K. life disposal	58	(42.9)	—	—	—	—
Other	(4)	3.0	20	(10.3)	8	(1.1)

Total	104	(77.0)	350	(179.6)	(71)	9.1
Add tax recoveries from life policyholders included within total profits*	17	(12.6)	90	(46.3)	(85)	10.8

Total income tax expense/(credit)	121	(89.6)	440	(225.9)	(156)	19.9

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

Bank loan guarantees

In Canada and the U.S., the Group guarantees outstanding loan repayments in the event of bank loan default by broker subsidiaries and special relationship brokers. The bank loan guarantees amount in total to £11m and have a term of up to 10 years. It is not anticipated that any of the brokers will default, and full recourse is available on any default. Scandinavia has financial and performance guarantees totaling £2m.

Financial enhancement products

Within the financial enhancement product portfolio of the U.K. operations, are a number of credit default swaps, residual value insurance contracts, bonds, residential property loan and lease guarantees. The guarantees are accounted for as derivative instruments at fair value under SFAS No. 133. The carrying amount of the guarantees in total is a liability of £29m and the maximum term is 17 years 4 months. The total maximum potential amount of future payments in respect of these guarantees is £104m. There is recourse available on one of the above guarantees of £38m.

Within the financial enhancement portfolio of Financial Structure Limited, a subsidiary of the U.S. Group, are a variety of credit default product exposures, including collateralized debt obligations (“CDO”), credit enhancement and residual value insurance contracts, for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. For CDO exposures, losses and loss adjustment expenses are established in an amount equal to the estimate of identified or case basis reserves on the occurrence of an insured event associated with insurance agreements in force at the balance sheet date. Management’s estimates of such amounts are based upon discrete analysis of each exposure and also reflect the cost of settlement and recoveries and are subject to continual review.

Further information on these products is shown in note 50T.

Other guarantees

In the normal course of disposal of businesses the Group provides representations and warranties to counterparties in contracts in connection with various transactions and may also provide indemnifications that protect the counterparties to the contracts in the event that certain liabilities arise which have not been properly disclosed to the purchaser (covering such matters as tax, property, environmental issues, etc.). While such representations, warranties and tax indemnities are essential components of many contractual relationships, they do not represent the underlying purpose for the transaction. These clauses are entirely usual in such contracts and are entered into based on an assessment that the risk of a claim is very remote. No compensation is received for these standard representations and warranties and it is not possible to determine their fair value because they rarely, if ever, result in a payment having to be made. In many cases, there are no stated amounts included in the individual indemnification clauses and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the Consolidated Balance Sheet as of December 31, 2004 or 2003, related to these indemnifications and warranties.

T.	VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued FASB Interpretation No. 46, (“FIN 46”), Consolidation of Variable Interest Entities, which clarified the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements. FIN 46 was subsequently reissued as FIN 46-R in December 2003, with FIN 46-R providing additional interpretation as to existing standards on consolidation. FIN 46-R clarifies the application of standards of consolidation to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

subordinated financial support from other parties (variable interest entity or “VIE”). VIEs are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among all parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. As required under the original standard, on February 1, 2003, the Group adopted the standard for VIEs created after January 31, 2003. The Group has no interest in a VIE created after January 31, 2003 or involvement with a VIE that meets the definition of a Special Purpose Entity (SPE) as defined in FIN 46 which would result in the Group being considered the primary beneficial interest holder. In addition, as part of the transitional provisions of the revised standard, the Group has applied FIN 46-R as of December 31, 2003 to those VIEs created after January 31, 2003, and has adopted the accounting provisions of FIN 46-R in 2004 for VIEs in which the Group holds a variable interest that was acquired prior to February 1, 2003. For the year ended December 31, 2004, the Group has no interest in a VIE as defined in FIN 46-R which would result in the Group being considered the primary beneficiary.

The Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally such that the Group will be at risk for a number of years and therefore liabilities remain for an extended period. Claims on these products may increase during periods of weak economic conditions. The financial enhancement portfolio of Financial Structures Limited (“FSL”), a U.S. subsidiary, contains a variety of credit default products, including collateralized debt obligations (“CDO”), for which the majority of premiums have not been earned and losses are provided for on an “as arising” basis. These products are no longer written. CDO transactions insured by FSL may employ variable interest entities. A typical cashflow CDO transaction, for example, employs a VIE as the purchaser of the securitized assets and as the issuer of the obligations insured by FSL. FSL does not own the VIE and participates in the transaction typically at the request of an investment bank. FSL maintains some limited contractual rights and exercises limited influence over VIE issuers of FSL-insured obligations. FSL also bears some of the “risks and rewards” associated with the performance of the VIE’s assets. Specifically, as issuer of a financial guaranty insurance policy insuring the VIE’s obligations, FSL bears the risk of asset performance (typically, but not always, after a significant depletion of overcollateralization, excess spread, a deductible or other credit protection). In addition, the VIE typically pays a periodic premium to FSL in consideration of the issuance by FSL of its insurance policy, with the VIE’s assets typically serving as the source of such premium, this providing some of the “rewards” of the VIE’s assets to FSL. These variable interests were created prior to February 1, 2003, and therefore fall under the accounting principles of FIN 46-R in 2004. The total size of the cashflow transactions, portions of which are owned by the VIE’s insured by FSL, aggregates £1.2bn at December 31, 2004. This amount does not represent the exposure to FSL, as FSL is only exposed to the specific tranches that the insured VIE owns. The VIE’s total obligations insured by FSL total £107m at December 31, 2004. These obligations are collateralized by VIE assets comprised of various tranches of cashflow CDO transactions, primarily involving senior secured loans in the United States.

U.	NEW US GAAP ACCOUNTING PRONOUNCEMENTS

As discussed in note 50T, in January 2003, the FASB issued FASB Interpretation No. 46, (“FIN 46”), Consolidation of Variable Interest Entities, which clarified the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements. FIN 46 was subsequently reissued as FIN 46-R in December 2003, with FIN 46-R providing additional interpretation as to existing standards on consolidation.

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

In March 2004, the EITF reached a final consensus on Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1). This EITF consensus would have been effective for interim and annual reporting periods beginning after 15 June 2004. In September 2004, the FASB staff issued FSP 03 1-1, “Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment”, which delayed the effective date for the recognition and measurement guidance included in EITF 03-1. The EITF 03-1 disclosure requirements were not delayed and are included in note 50E.

In April 2003, the FASB issued guidance in Statement No. 133 Implementation Issue No. B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments, (DIG B36). DIG B36 addresses the instances in which bifurcation of an instrument into a debt host contract and an embedded credit derivative is required. In particular DIG B36 clarifies where modified coinsurance arrangements in which funds are withheld by the ceding insurer contain an embedded derivative feature which contains economic characteristics that are not clearly and closely related to the host contract. Bifurcation is also required for embedded features of a debt instrument and all other arrangements which incorporate credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. The provisions of the implementation guidance are effective for the first reporting period beginning after September 15, 2003. The adoption of this standard did not have a material impact on the Group’s results of operations, financial condition and liquidity.

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

The adoption of SOP 03-01 has resulted in the reclassification of unit linked business from separate to general account and the recognition of Guaranteed Annuity Option Liabilities. This affected the disposed UK Life Operation, with the impact on the revenue account for the current year a charge of £73m to unrealized gains and a depreciation charge of £36m both relating to the recognition of unit linked property at depreciated cost rather than fair value. The recognition of the Guaranteed Annuity Option Liabilities resulted in a charge of £74m to interest credited being the shareholder element of this liability.

In March 2004, the EITF reached a final consensus on Issue 03-16, “Accounting for Investments in Limited Liability Companies” (“EITF 03-16”). EITF 03-16 will require investors in limited liability corporations that have specific ownership accounts to follow the equity method accounting for investments that are more than minor (e.g. greater than 3% ownership interest) as prescribed in SOP 78-9, “Accounting for Investments in Real Estate Ventures” and EITF Topic No. D-46, “Accounting for Limited Partnership Investments”. Investors that do not have specific ownership accounts or minor ownership interests should follow the significant influence model prescribed in APB Opinion No. 18, “Accounting for Certain Investments in Debt and Equity Securities”, for corporate investments. EITF 03-16 excludes securities that are required to be accounted for as debt securities based on the guidance in paragraph 14 of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, and EITF 99-20. EITF 03-16 is effective for quarters beginning after June 15, 2004 and should be applied as a change in accounting principle. The adoption of EITF 03-16 did not have a material impact on the Group’s results of operations, financial condition and liquidity.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”, (SOP 03-3). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows to be collected from an investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations but does not apply to loans originated by the entity. SOP 03-3 limits the yield that may be accreted to the excess of the estimated undiscounted expected principal, interest and other cash flows over the initial investment in the loan. SOP 03-3 also requires that the excess of contractual cash flows over cash flows expected to be collected not be recognized as an adjustment of yield, loss accrual, or valuation allowance. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 did not have a material impact on the Group’s results of operations, financial condition and liquidity.

Future Adoption of New Accounting Standards

In July 2004, the EITF reached a final consensus on Issue 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock If the Investor Has the Ability to Exercise Significant Influence Over the Operating and Financial Policies of the Investee” (EITF 02-14). The EITF concluded that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The Group is currently assessing the impact of EITF 02-14 on its results of operations, financial condition and liquidity.

On December 15, 2004, the FASB released its final revised standard entitled FASB Statement No. 123R, Share-Based Payment (FAS 123R), which will significantly change accounting practice with respect to employee stock options for both public and non-public companies. FAS 123R requires that a public entity measure the cost of equity based service awards based on the grant-date fair value of the award (with limited exceptions). The cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period (usually the vesting period). No compensation cost is recognized for equity

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 50 continued

instruments for which employees do not render the requisite service. A public entity will initially measure the cost of liability based service awards based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The Group is currently assessing the impact of FAS 123R on its results of operations, financial condition and liquidity.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections – a replacement of APB No. 20 and FAS No. 3” (FAS 154). FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. FAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group is currently assessing the impact of FAS 154 on its results of operations, financial condition and liquidity.

V.	DISPOSAL OF SUBSIDIARY UNDERTAKINGS

As discussed in note 25 the Group disposed of a number of subsidiaries during the year.

The following summarizes the difference relating to (losses)/gains on disposal including provisions for losses on subsidiaries to be sold:

	2004 £m	2003 £m	2002 £m

Total UK GAAP (loss)/gain per income statement	(109)	(308)	253
Adjust goodwill written back from reserves under UK GAAP	25	324	1
Additional goodwill written off to reserves under US GAAP	—	(10)	—
Additional realized gains on real estate	75	—	9
Additional (profit)/loss on sale of life subsidiaries	125	(52)	(45)
Additional gain due to claims discounting under UK GAAP	—	42	—
Additional loss due to nil equalization provision under US GAAP	—	—	(37)
Foreign exchange adjustment	(4)	(14)	(3)
Other	—	12	10

Total US GAAP gain/(loss) per income statement	112	(6)	188

W.	DISCONTINUED OPERATIONS

Discontinued operations in 2004 comprise the following disposals: U.K. life operations and Scandinavian life operations. There were no held-for-sale operations in 2004.

Discontinued operations in 2003 comprise the following disposals: the U.K. Healthcare and Assistance business, the Australian and New Zealand general and life business, Royal & Sun Alliance Insurance (Company of Puerto Rico) Inc, Sequence (UK) Limited and a 51% shareholding in Compañia de Seguros de Vida La Construcción.

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

The held-for-sale operation in 2002 comprises the UK Healthcare and Assistance business.

See note 25 for further information relating to the disposed operations, and note 48 for information relating to the held-for-sale operations.

Summarized financial data from discontinued operations (which includes held for sale operations) are outlined below:

	2004 £m	2003 £m	2002 £m

Revenues	2,033	3,087	2,329
(Loss)/profit before income tax and minority interests	(18)	38	(144)
Income tax expense	(64)	(126)	55
Minority interest	—	(4)	—

Loss after income tax and minority interests	(82)	(92)	(89)
Gain/(loss) on disposal of subsidiaries	114	(97)	198

Net profit/(loss) from discontinued operations	32	(189)	109

Total assets and liabilities of discontinued operations consist of the following:

	2004 £m	2003 £m

Investments	—	24,028
Other assets
Cash	—	917
Receivables from insurance operations	—	49
Reinsurance recoverables	—	307
Other receivables	—	(234)
Deferred policy acquisition costs	—	567
Present value of profits of acquired long term (life) business	—	15
Goodwill and other assets	—	409
Separate account (unit-linked) assets	—	3,866

Total other assets	—	5,896

Total assets of discontinued operations	—	29,924

Technical reserves	—	23,713
Other insurance liabilities	—	73
Deferred income	—	229
Other liabilities	—	712
Separate account (unit-linked) liabilities	—	3,866

Total liabilities of discontinued operations	—	28,593

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

51.	PRINCIPAL ASSOCIATED UNDERTAKINGS AND OTHER SIGNIFICANT SHAREHOLDINGS

	Country	Holding

Principal associated undertakings (see notes below)
Royal & Sun Alliance Insurance (Malaysia) Bhd	Malaysia	45.0%
Royal Sundaram Alliance Insurance Company Ltd	India	26.0%
Syn Mun Kong Public Company Ltd (September 30, 2004)	Thailand	20.0%
Other significant shareholdings (see notes below)
Rothschilds Continuation Holdings AG (merchant banking group)	Switzerland	21.5%

1.	Associated undertakings: where the figures included in the accounts are not for the year ended December 31, 2004, the relevant accounting date is shown in brackets.
2.	The countries shown are those of incorporation and principal operation.
3.	Unless otherwise stated, all companies are engaged in the transaction of insurance or related business. All are owned by subsidiaries of the Group.
4.
The Group’s participating interest in Rothschilds Continuation Holdings AG, is accounted for as an investment under US GAAP as we are unable to exercise significant influence. This mirrors the treatment under UK GAAP, where it is also accounted for as an investment because of the disposition of shareholdings.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

52.	PRINCIPAL SUBSIDIARIES

Principal activity
United Kingdom	Royal Insurance Holdings plc (note 2)	Holding company
	Royal & Sun Alliance Insurance plc	General insurance
	British Aviation Insurance Company Ltd (57.1%)	General insurance
	The Globe Insurance Company Ltd	General insurance
	The London Assurance	General insurance
	The Marine Insurance Company Ltd	General insurance
	Royal International Insurance Holdings Ltd	General insurance
	Royal & Sun Alliance Reinsurance Ltd	General insurance
	Sun Alliance and London Insurance plc	General insurance
	Sun Insurance Office Ltd	General insurance
Argentina	Royal & Sun Alliance Seguros (Argentina) SA	General insurance
Brazil	Royal & Sun Alliance Seguros (Brasil) SA	General insurance
Canada	Roins Financial Services Ltd	Holding company
	Compagnie d’Assurance du Quebec (99.8%)	General insurance
	The Johnson Corporation	General insurance
	Royal & Sun Alliance Insurance Company of Canada	General insurance
	Western Assurance Company	General insurance
Chile	Royal & SunAlliance Seguros (Chile) SA (97.5%)	General insurance
Colombia	Royal & Sun Alliance Seguros (Colombia) SA (86.3%)	General insurance
Denmark	Codan A/S (71.7%)	Holding company
	Codan Forsikring A/S (71.7%)	General insurance
Guernsey	Insurance Corporation of Channel Islands Ltd	General insurance
Hong Kong	Royal & Sun Alliance Insurance (Hong Kong) Ltd	General insurance
Isle of Man	Tower Insurance Company Ltd	General insurance
Mexico	Royal & SunAlliance Seguros (Mexico) SA	General insurance
Netherlands Antilles	Royal & Sun Alliance Insurance (Antilles) NV (51.0%)	General insurance
Saudi Arabia	Royal & Sun Alliance Insurance (Middle East) Limited E.C. (50.01%)	General insurance
Singapore	Royal & Sun Alliance Insurance (Singapore) Ltd	General insurance
Sweden	Trygg-Hansa Försäkrings AB, Publikt (71.7%)	General insurance
United States of America	Royal & Sun Alliance USA, Inc	Holding company
	Royal Indemnity Company	General insurance
	Guaranty National Insurance Company	General insurance
	Viking Insurance Company of Wisconsin	General insurance
Uruguay	Royal & Sun Alliance Seguros (Uruguay) SA	General insurance
Venezuela	Royal & Sun Alliance Seguros (Venezuela) SA (99.0%)	General insurance

1.	All U.K. companies are incorporated in Great Britain and are registered in England.
2.	100% direct subsidiary of Royal & Sun Alliance Insurance Group plc.
3.	Except where indicated all holdings are of equity shares and represent 100% of the nominal issued capital.
4.	Some subsidiaries have been omitted from this statement to avoid providing particulars of excessive length but none of these materially affects the results or assets of the Group.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

53.	FINANCIAL STATEMENTS OF ROYAL & SUN ALLIANCE INSURANCE PLC

The following consolidated UK GAAP financial statements represent the summarized accounts of Royal & Sun Alliance Insurance plc (RSAIplc), the guarantor of subordinated bonds issued by Royal & Sun Alliance Insurance Group plc.

RSAIplc Consolidated Profit and Loss Account (Statement of Income)

	2004
	RSAIplc	Parent Co	Other Subs	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

Gross premiums written	7,606	—	—	—	7,606
Outward reinsurance premiums	(1,561)	—	—	—	(1,561)

Premiums written, net of reinsurance	6,045	—	—	—	6,045
Change in the provision for unearned premiums, net	574	—	—	—	574

Earned premiums, net of reinsurance	6,619	—	—	—	6,619

Investment income	2,437	517	112	(673)	2,393
Net unrealized (losses)/gains on investment	(307)	(1)	1	—	(307)

Total income	8,749	516	113	(673)	8,705

Claims incurred, net of reinsurance	(6,486)	—	—	—	(6,486)
Change in long term (life) technical provisions, net of reinsurance	335	—	—	—	335

Acquisition costs, net of amortization	(1,526)	—	—	—	(1,526)
Administrative expenses (includes central expenses)	(728)	(106)	—	1	(833)
Amortization of goodwill	(19)	—	—	—	(19)
Amortization of goodwill in acquired property and casualty claims provisions	(14)	—	—	—	(14)
Other technical charges—amortization of acquired present value of long term (life) business	—	—	—	—	—
Reinsurance commissions and profit participation	214	—	—	—	214

Net operating expenses	(2,073)	(106)	—	1	(2,178)

Investment expenses and charges	(109)	(75)	(74)	56	(202)
Tax attributable to the long term (life) business	(109)	—	—	—	(109)
Change in the equalization provisions	(37)	—	—	—	(37)

Total charges	(8,479)	(181)	(74)	57	(8,677)

Income less charges	270	335	39	(616)	28
Transfers from the fund for future appropriations	59	—	—	—	59

	329	335	39	(616)	87
Tax credit attributable to balance on long term (life) business technical account	22	—	—	—	22
Income from other activities, net of charges	6	(5)	1	(1)	1
Loss on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	(106)	(3)	—	—	(109)

Profit/(loss) on ordinary activities before tax	251	327	40	(617)	1
Tax on profit on ordinary activities	(177)	50	18	(1)	(110)

Profit/(loss) on ordinary activities after tax	74	377	58	(618)	(109)
Attributable to equity minority interests	(40)	—	—	—	(40)

Profit/(loss) for the financial year attributable to shareholders	34	377	58	(618)	(149)
Dividends	(100)	(142)	(490)	590	(142)

Transfer (from)/to retained profits	(66)	235	(432)	(28)	(291)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

RSAIplc Consolidated Profit and Loss Account (Statement of Income) – Continued

	2003
	RSAIplc	Parent Co	Other Subs	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

Gross premiums written	11,508	—	—	—	11,508
Outward reinsurance premiums	(3,405)	—	—	—	(3,405)

Premiums written, net of reinsurance	8,103	—	—	—	8,103
Change in the provision for unearned premiums, net	671	—	—	—	671

Earned premiums, net of reinsurance	8,774	—	—	—	8,774

Investment income	2,924	246	240	(523)	2,887
Net unrealized gains on investment	125	—	—	1	126

Total income	11,823	246	240	(522)	11,787

Claims incurred, net of reinsurance	(9,005)	—	—	—	(9,005)
Change in long term (life) technical provisions, net of reinsurance	969	—	—	—	969

Acquisition costs, net of amortization	(2,208)	—	—	—	(2,208)
Administrative expenses (includes central expenses)	(875)	(98)	—	4	(969)
Amortization of goodwill	(22)	—	(2)	—	(24)
Amortization of goodwill in acquired property and casualty claims provisions	(19)	—	—	—	(19)
Other technical charges – amortization of acquired present value of long term (life) business	(66)	—	—	—	(66)
Reinsurance commissions and profit participation	400	—	—	—	400

Net operating expenses	(2,790)	(98)	(2)	4	(2,886)

Investment expenses and charges	(111)	(103)	(59)	81	(192)
Tax attributable to the long term (life) business	(193)	—	—	—	(193)
Change in the equalization provisions	(24)	—	—	—	(24)

Total charges	(11,154)	(201)	(61)	85	(11,331)

Income less charges	669	45	179	(437)	456
Transfers from the fund for future appropriations	(432)	—	—	—	(432)

	237	45	179	(437)	24
Tax credit attributable to balance on long term (life) business technical account	169	—	—	—	169
Income from other activities, net of charges	(17)	—	(10)	(4)	(31)
Profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	(67)	(2)	(239)	—	(308)

Profit/(loss) on ordinary activities before tax	322	43	(70)	(441)	(146)
Tax on profit on ordinary activities	(312)	47	22	26	(217)

Profit/(loss) on ordinary activities after tax	10	90	(48)	(415)	(363)
Attributable to equity minority interests	(19)	—	—	—	(19)

(Loss)/profit for the financial year attributable to shareholders	(9)	90	(48)	(415)	(382)
Dividends	(240)	(120)	(230)	470	(120)

Transfer (from)/to retained profits	(249)	(30)	(278)	55	(502)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

RSAIplc Consolidated Profit and Loss Account (Statement of Income) – Continued

	Restated 2002
	RSAIplc	Parent Co	Other Subs	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

Gross premiums written	14,248	—	—	—	14,248
Outward reinsurance premiums	(3,731)	—	—	—	(3,731)

Premiums written, net of reinsurance	10,517	—	—	—	10,517
Change in the provision for unearned premiums, net	(228)	—	—	—	(228)

Earned premiums, net of reinsurance	10,289	—	—	—	10,289

Investment income	2,633	19	2	(48)	2,606
Net unrealized (losses)/gains on investment	(2,484)	1	—	33	(2,450)

Total income	10,438	20	2	(15)	10,445

Claims incurred, net of reinsurance	(10,542)	—	—	—	(10,542)
Change in long term (life) technical provisions, net of reinsurance	1,935	—	—	—	1,935

Acquisition costs, net of amortization	(2,576)	—	—	—	(2,576)
Administrative expenses (includes central expenses)	(1,017)	(56)	—	8	(1,065)
Amortization of goodwill	(713)	—	—	—	(713)
Amortization of goodwill in acquired property and casualty claims provisions	(25)	—	—	—	(25)
Other technical charges-amortization of acquired present value of long term (life) business	(13)	—	—	—	(13)
Reinsurance commissions and profit participation	566	—	—	—	566

Net operating expenses	(3,778)	(56)	—	8	(3,826)

Investment expenses and charges	(121)	(101)	(67)	75	(214)
Tax attributable to the long term (life) business	(4)	—	—	—	(4)
Change in the equalization provisions	1	—	—	—	1

Total charges	(12,509)	(157)	(67)	83	(12,650)

Income less charges	(2,071)	(137)	(65)	68	(2,205)
Transfers from the fund for future appropriations	999	—	—	—	999

	(1,072)	(137)	(65)	68	(1,206)
Tax credit attributable to balance on long term (life) business technical account	65	—	—	—	65
Income from other activities, net of charges	(9)	—	(9)	(8)	(26)
Profit/(loss) on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	52	(1)	130	72	253

(Loss)/profit on ordinary activities before tax	(964)	(138)	56	132	(914)
Tax on profit on ordinary activities	51	38	2	—	91

(Loss)/profit on ordinary activities after tax	(913)	(100)	58	132	(823)
Attributable to equity minority interests	(9)	—	—	—	(9)

(Loss)/profit for the financial year attributable to shareholders	(922)	(100)	58	132	(832)
Dividends	—	(95)	—	—	(95)

Transfer (from)/to retained profits	(922)	(195)	58	132	(927)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

RSAIplc Consolidated Balance Sheet

	2004
	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

ASSETS
Intangible assets	184	—	—	—	184

Investments
Land and buildings	732	—	3	—	735
Interests in associated undertakings	27	—	—	—	27
Interests in subsidiaries	—	3,159	4,285	(7,444)	—
Other financial investments
Shares and other variable yield securities and units in unit trusts	1,611	—	1	(15)	1,597

Debt securities and other fixed income securities	12,007	85	—	—	12,092
Loans and deposits with credit institutions	959	—	12	—	971

	14,577	85	13	(15)	14,660
Value of long term (life) business	—	—	—	—	—
Deposits with ceding undertakings	47	—	—	—	47

Total investments	15,383	3,244	4,301	(7,459)	15,469
Assets held to cover linked liabilities	—	—	—	—	—
Reinsurers’ share of technical provisions
Provision for unearned premiums	266	—	—	—	266
Long term (life) business provision	—	—	—	—	—
Claims outstanding	3,887	—	—	—	3,887
Technical provisions for linked liabilities	—	—	—	—	—

	4,153	—	—	—	4,153
Debtors
Amounts owed by group undertakings	578	1,366	541	(2,485)	—
Debtors arising out of direct insurance operations	1,884	—	—	—	1,884
Debtors arising out of reinsurance operations	818	—	—	—	818
Other debtors	451	2	33	(19)	467

	3,731	1,368	574	(2,504)	3,169
Other assets
Tangible assets	186	1	—	(1)	186
Cash at bank and in hand	353	1	4	1	359

	539	2	4	—	545
Prepayments and accrued income
Accrued interest and rent	145	1	—	(8)	138
Deferred acquisition costs—long term (life) business	—	—	—	—	—
Deferred acquisition costs—general (property & casualty) business	492	—	—	—	492
Other prepayments and accrued income	110	66	—	—	176

	747	67	—	(8)	806

Total assets	24,737	4,681	4,879	(9,971)	24,326

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

RSAIplc Consolidated Balance Sheet — Continued

	2004
	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

LIABILITIES
Capital and reserves
Called up share capital	1,128	926	1,195	(2,323)	926
Share premium account	2,646	790	477	(3,123)	790
Reserves	—	659	571	(1,276)	(46)
Profit and loss account	526	297	575	(396)	1,002

Shareholders’ funds	4,300	2,672	2,818	(7,118)	2,672
Equity minority interests in subsidiary undertakings	367	—	—	—	367
Dated loan capital	294	1,051	—	(294)	1,051

Total capital reserves and dated loan capital	4,961	3,723	2,818	(7,412)	4,090
Fund for future appropriations	—	—	—	—	—

Technical provisions
Provision for unearned premiums	2,921	—	—	—	2,921
Long term (life) business provision	—	—	—	—	—
Claims outstanding	14,131	—	—	—	14,131
Equalization provisions	356	—	—	—	356

	17,408	—	—	—	17,408
Technical provisions for linked liabilities	—	—	—	—	—
Provisions for other risks and charges	284	13	—	—	297
Deposits received from reinsurers	291	—	—	—	291

Creditors
Amounts owed to group undertakings	—	808	1,334	(2,142)	—
Creditors arising out of direct insurance operations	305	—	—	—	305
Creditors arising out of reinsurance operations	477	—	—	—	477
Debenture loans including convertible debt	10	—	—	—	10
Amounts owed to credit institutions	21	—	318	—	339
Other creditors including taxation and social security	677	7	4	(19)	669
Proposed dividend	—	86	390	(390)	86

	1,490	901	2,046	(2,551)	1,886
Accruals and deferred income	303	44	15	(8)	354

Total liabilities	24,737	4,681	4,879	(9,971)	24,326

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

RSAIplc Consolidated Balance Sheet – Continued

	Restated 2003
	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

ASSETS
Intangible assets	216	—	—	—	216

Investments
Land and buildings	3,107	—	3	8	3,118
Interests in associated undertakings	121	—	1	—	122
Interests in subsidiaries	—	3,433	4,469	(7,902)	—
Other financial investments
Shares and other variable yield securities and units in unit trusts	4,895	—	3	(15)	4,883
Debt securities and other fixed income securities	30,752	—	—	—	30,752
Loans and deposits with credit institutions	950	5	14	—	969

	36,597	5	17	(15)	36,604
Value of long term (life) business	—	—	—	—	—
Deposits with ceding undertakings	62	—	—	—	62

Total investments	39,887	3,438	4,490	(7,909)	39,906
Assets held to cover linked liabilities	3,874	—	—	—	3,874
Reinsurers’ share of technical provisions
Provision for unearned premiums	583	—	—	—	583
Long term (life) business provision	120	—	—	—	120
Claims outstanding	4,203	—	—	—	4,203
Technical provisions for linked liabilities	6	—	—	—	6

	4,912	—	—	—	4,912
Debtors
Amounts owed by group undertakings	—	723	170	(893)	—
Debtors arising out of direct insurance operations	2,379	—	—	(163)	2,216
Debtors arising out of reinsurance operations	1,125	—	—	—	1,125
Other debtors	754	97	223	(399)	675

	4,258	820	393	(1,455)	4,016
Other assets
Tangible assets	133	12	—	(6)	139
Cash at bank and in hand	486	8	9	—	503

	619	20	9	(6)	642
Prepayments and accrued income
Accrued interest and rent	506	—	—	(6)	500
Deferred acquisition costs—long term (life) business	20	—	—	—	20
Deferred acquisition costs—general (property & casualty) business	701	—	—	—	701
Other prepayments and accrued income	124	—	—	23	147

	1,351	—	—	17	1,368

Total assets	55,117	4,278	4,892	(9,353)	54,934

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

RSAIplc Consolidated Balance Sheet — Continued

	Restated 2003
	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

LIABILITIES
Capital and reserves
Called up share capital	1,128	917	1,200	(2,328)	917
Share premium account	2,646	775	1,477	(4,123)	775
Reserves	—	1,232	978	(2,256)	(46)
Profit and loss account	660	62	(224)	842	1,340

Shareholders’ funds	4,434	2,986	3,431	(7,865)	2,986
Equity minority interests in subsidiary undertakings	346	—	—	—	346
Dated loan capital	—	768	—	—	768

Total capital reserves and dated loan capital	4,780	3,754	3,431	(7,865)	4,100
Fund for future appropriations	2,104	—	—	—	2,104

Technical provisions
Provision for unearned premiums	3,888	—	—	—	3,888
Long term (life) business provision	22,212	—	—	—	22,212
Claims outstanding	14,782	—	—	—	14,782
Equalization provisions	319	—	—	—	319

	41,201	—	—	—	41,201
Technical provisions for linked liabilities	3,873	—	—	—	3,873
Provisions for other risks and charges	397	—	5	—	402
Deposits received from reinsurers	250	—	—	—	250

Creditors
Amounts owed to group undertakings	—	400	1,034	(1,434)	—
Creditors arising out of direct insurance operations	378	—	—	—	378
Creditors arising out of reinsurance operations	554	—	—	—	554
Debenture loans including convertible debt	12	—	—	—	12
Amounts owed to credit institutions	22	—	400	—	422
Other creditors including taxation and social security	1,084	41	9	(80)	1,054
Proposed dividend	—	83	—	—	83

	2,050	524	1,443	(1,514)	2,503
Accruals and deferred income	462	—	13	26	501

Total liabilities	55,117	4,278	4,892	(9,353)	54,934

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

The accompanying reconciliations shows the differences between UK GAAP and US GAAP by reference to the statements of Royal & Sun Alliance Group plc (RSAI Group) detailed in note 48.

	2004
	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

Profit/(loss) for the financial year attributable to shareholders in accordance with UK GAAP	34	377	58	(618)	(149)
Value of long term (life) business	—	—	—	—	—
Equalization provisions (reserves)	37	—	—	—	37
Goodwill	34	—	—	—	34
Investments	58	—	—	—	58
Real estate	(6)	—	—	—	(6)
Intercompany sales of real estate	72	—	—	—	72
Pensions	(111)	—	—	—	(111)
Post retirement benefits	1	—	—	—	1
Stock compensation	(10)	—	—	—	(10)
Discounting of claims provisions	(81)	—	—	—	(81)
Deferred income	6	—	—	—	6
Deferred acquisition costs	(91)	—	—	—	(91)
Long term (life) business provision	(712)	—	—	—	(712)
Foreign currency translation	(33)	—	—	—	(33)
Policyholder allocations	620	—	—	—	620
Internal software costs capitalized	(3)	—	—	—	(3)
Other adjustments	15	—	—	—	15
Tax effect of US GAAP adjustments	71	—	—	—	71
Impact of US GAAP adjustments on profit attributable to minority interests	3	—	—	—	3

Consolidated net income in accordance with US GAAP	(96)	377	58	(618)	(279)

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

	Restated 2002
	RSAIplc	Parent Co	Other Subs	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

(Loss)/profit for the financial year attributable to shareholders in accordance with UK GAAP	(922)	(100)	58	132	(832)
Value of long term (life) business	(80)	—	—	—	(80)
Equalization provisions (reserves)	(38)	—	—	—	(38)
Goodwill	87	—	—	—	87
Investments	478	—	—	—	478
Real estate	5	2	—	—	7
Intercompany sales of real estate	22	—	—	—	22
Pensions	(20)	—	—	—	(20)
Stock compensation	(42)	—	—	—	(42)
Discounting of claims provisions	(121)	—	—	—	(121)
Deferred income	202	—	—	—	202
Deferred acquisition costs	(460)	—	—	—	(460)
Long term (life) business provision	(164)	—	—	—	(164)
Foreign currency translation	(43)	—	—	—	(43)
Policyholder allocations	289	—	—	—	289
Internal software costs capitalized	(1)	—	—	—	(1)
Other adjustments	(31)	28	—	(3)	(6)
Employee share option plan	36	—	—	(36)	—
Impact of US GAAP adjustments on profit attributable to minority interests	(4)	—	—	—	(4)

Consolidated net income in accordance with US GAAP	(807)	(70)	58	93	(726)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

	2004
	RSAIplc	Parent Co	Other Subsidiaries	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

Consolidated Shareholders’ Funds in Accordance with UK GAAP	4,300	2,672	2,818	(7,118)	2,672
Fund for future appropriations	—	—	—	—	—
Value of long term (life) business	—	—	—	—	—
Equalization provisions (reserves)	356	—	—	—	356
Goodwill	72	—	—	—	72
Investments	(92)	—	—	—	(92)
Real estate	(193)	—	—	—	(193)
Intercompany sales of real estate	(39)	—	—	—	(39)
Pensions	260	—	—	—	260
Post retirement benefits	(10)	—	—	—	(10)
Discounting of claims provisions	(588)	—	—	—	(588)
Deferred income	—	—	—	—	—
Deferred acquisition costs	(41)	—	—	—	(41)
Long term (life) business provision	—	—	—	—	—
Deferred taxes	(29)	—	—	—	(29)
Dividends	—	86	—	—	86
Structured settlements	(5)	—	—	—	(5)
Internal software cost capitalized	9	—	—	—	9
Employee share option plan	—	—	—	—	—
Minority interests	15	—	—	—	15
Other	(1)	—	—	—	(1)

Consolidated Shareholders’ Funds in Accordance with US GAAP	4,014	2,758	2,818	(7,118)	2,472

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

	Restated 2003
	RSAIplc	Parent Co	Other Subsidiaries	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

Consolidated Shareholders’ Funds in Accordance with UK GAAP	4,434	2,986	3,431	(7,865)	2,986
Fund for future appropriations	173	—	—	—	173
Value of long term (life) business	10	—	—	—	10
Equalization provisions (reserves)	319	—	—	—	319
Goodwill	61	—	—	—	61
Investments	(133)	—	—	—	(133)
Real estate	(278)	—	—	—	(278)
Intercompany sales of real estate	(111)	—	—	—	(111)
Pensions	(213)	—	—	—	(213)
Post retirement benefits	(11)	—	—	—	(11)
Discounting of claims provisions	(526)	—	—	—	(526)
Deferred income	(216)	—	—	—	(216)
Deferred acquisition costs	205	—	—	—	205
Long term (life) business provision	75	—	—	—	75
Deferred taxes	71	—	—	—	71
Dividends	—	83	—	—	83
Structured settlements	(6)	—	—	—	(6)
Internal software cost capitalized	13	—	—	—	13
Minority interests	22	—	—	—	22
Other	2	(4)	—	—	(2)

Consolidated Shareholders’ Funds in Accordance with US GAAP	3,891	3,065	3,431	(7,865)	2,522

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

Under UK GAAP, the Group’s cash comprises cash in bank. Under US GAAP, cash and cash equivalents include cash and short-term investments with residual maturities of three months or less. In addition, under UK GAAP, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; management of liquid resources and financing. US GAAP requires the classification of cash flows as resulting from operating, investing and financing activities. Cash flows from capital expenditure and financial investment, acquisitions and disposals, shown separately under UK GAAP, would be included as part of the investing activities under US GAAP. The payment of dividends to shareholders is included as a financing activity under US GAAP.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 53 continued

RSAIplc Condensed Consolidated Statement of Cash Flows (US Basis of Accounting)

	For the years ended December 31
	2004	2003	2002
	£m	£m	£m

Net cash (used in)/provided by operating activities	(764)	(460)	511

Net cash (used in)/provided by investing activities	(967)	(146)	1,067

Net cash provided by/(used in) financing activities	275	330	(1,346)

Effect of exchange rate changes on cash and cash equivalents	(108)	(52)	(23)

Change in cash and cash equivalents	(1,564)	(328)	209

Cash and cash equivalents—as of January 1	3,441	3,769	3,560

Cash and cash equivalents—as of December 31	1,877	3,441	3,769

	2004
	RSAIplc £m	Parent Co £m	Other Subsidiaries £m	Consol Adj £m	RSAI Group £m

Net cash (used in)/provided by operating activities	(764)	286	65	—	(413)

Net cash (used in)/provided by investing activities	(967)	(83)	14	—	(1,036)

Net cash provided by/(used in) financing activities	275	(215)	(84)	—	(24)

Effect of exchange rate changes on cash and cash equivalents	(108)	—	—	—	(108)

Change in cash and cash equivalents	(1,564)	(12)	(5)	—	(1,581)

Cash and cash equivalents—as of January 1	3,441	13	9	—	3,463

Cash and cash equivalents—as of December 31	1,877	1	4	—	1,882

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

[THIS PAGE INTENTIONALLY LEFT BLANK]

Back to Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Shareholders of Royal & Sun Alliance Insurance Group plc

Our audits of the consolidated financial statements referred to in our report dated June 30, 2005 appearing in this 20-F document on page F-2 also included an audit of the financial statement schedules within this 20-F. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Southwark Towers, London, England
June 30, 2005

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SCHEDULE I—PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEET
AS AT DECEMBER 31
(UK BASIS OF ACCOUNTING)

		2004	Restated 2003
	Notes	£m	£m

Fixed assets
Tangible assets	2	3	12
Investments in subsidiary undertakings	3	3,159	3,433
Other investments		85	5

		3,245	3,450
Current assets
Amounts owed by group undertakings		1,366	723
Other debtors		69	97
Cash at bank and in hand		1	8

		1,436	828
Creditors—amounts falling due within one year
Amounts owed to group undertakings		(808)	(400)
Other creditors including taxation and social security		(64)	(41)
Proposed dividend	4	(86)	(83)

		(958)	(524)

Net current assets		478	304

Total assets less current liabilities		3,723	3,754
Creditors—amounts falling due after more than one year
Long term subordinated liabilities	5	(1,051)	(768)

Net assets		2,672	2,986

Capital and reserves
Ordinary share capital		801	792
Preference share capital		125	125

Called up share capital	7	926	917
Share premium account		790	775
Revaluation reserve		651	1,224
Capital redemption reserve		8	8
Profit and loss account		297	62

Shareholders’ funds		2,672	2,986

Analyzed between
Equity shareholders		2,547	2,861
Non-equity shareholders		125	125

		2,672	2,986

The accompanying notes are an integral part of the financial statements.

Refer to note 2 for explanation of restatement.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

PARENT COMPANY PROFIT AND LOSS ACCOUNT
FOR THE YEARS ENDED DECEMBER 31
(UK BASIS OF ACCOUNTING)

	2004 £m	2003 £m	2002 £m

Investment income
Income from group companies	516	246	12
Losses on disposal of group companies	(3)	(2)	(1)
Investment management charges including interest	(75)	(103)	(93)
Expenses	(111)	(98)	(56)

Profit/(loss) on ordinary activities before tax	327	43	(138)
Taxation on profit/(loss) on ordinary activities	50	47	38

Profit/(loss) on ordinary activities after tax	377	90	(100)
Dividends
Ordinary dividends paid	(47)	(28)	(57)
Ordinary dividends proposed	(86)	(83)	(29)
Preference dividends	(9)	(9)	(9)

	(142)	(120)	(95)

Transfer to/(from) retained profits	235	(30)	(195)

STATEMENT OF RECOGNIZED GAINS AND LOSSES
FOR THE YEARS ENDED DECEMBER 31
(UK BASIS OF ACCOUNTING)

	Revaluation reserve £m	Profit and loss account £m	2004 £m	2003 £m	Restated 2002 £m

Profit/(loss) for the financial year	—	377	377	90	(100)
Unrealized losses on investment in subsidiary undertakings	(573)	—	(573)	(160)	(996)

Recognized (losses)/gains arising in the year	(573)	377	(196)	(70)	(1,096)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

MOVEMENTS IN SHAREHOLDERS’ FUNDS
FOR THE YEARS ENDED DECEMBER 31
(UK BASIS OF ACCOUNTING)

	Share capital/ premium	Capital redemption reserve	Revaluation reserve	Profit and loss account	2004	Restated 2003	Restated 2002
	£m	£m	£m	£m	£m	£m	£m

Shareholders’ funds at January 1 (as reported)	1,692	8	1,239	62	3,001	2,231	3,459
Prior year adjustment	—	—	(15)	—	(15)	(15)	(51)

Shareholders’ funds at January 1 (as restated)	1,692	8	1,224	62	2,986	2,216	3,408
Shareholders’ recognized (losses)/gains	—	—	(573)	377	(196)	(70)	(1,099)
Issue of share capital	9	—	—	—	9	396	—
Increase in share premium	15	—	—	—	15	564	2
Dividends	—	—	—	(142)	(142)	(120)	(95)

Shareholders’ funds at December 31	1,716	8	651	297	2,672	2,986	2,216

The accompanying notes are an integral part of the financial statements

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

PARENT COMPANY CASHFLOW STATEMENT
FOR THE YEARS ENDED DECEMBER 31
(UK BASIS OF ACCOUNTING)

		2004	2003	2002
	Notes	£m	£m	£m

Operating activities
Net cash inflow/(outflow) from operating activities	8	236	360	(364)
Servicing of finance
Interest paid		(89)	(75)	(74)
Dividends paid on non-equity shares		(9)	(9)	(9)
Premium on redemption of subordinated liabilities		—	—	—

		(98)	(84)	(83)
Taxation received		50	47	38
Capital expenditure
Purchases less sales of tangible assets		7	3	16
Acquisitions and disposals
Acquisition of subsidiary undertakings		(5)	(960)	—
Disposal of subsidiary undertakings		—	—	—

		(5)	(960)	—
Dividends paid on equity shares		(130)	(57)	(158)
Financing
Issue of ordinary share capital		24	960	2
Increase/(decrease) in borrowings		283	(261)	245

Net cash inflow from financing		307	699	247

Cash available for investment		367	8	(304)

Cash flows were invested as follows:
Movement in cash holdings		(7)	3	3
Net portfolio investments
Shares and other variable yield securities		—	—	—
Fixed income securities		85	—	—
Deposits with credit institutions		(5)	5	—
Loans		294	—	(307)

Net investment of cash flows		367	8	(304)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

1.	IMPACT OF CHANGES ARISING FROM ACCOUNTING POLICY CHANGES

During 2004, the Company adopted Urgent Issues Task Force (“UITF”) abstract 38, which changes the presentation of the Company’s own Shares held within ESOP trusts. Previously these shares were recognised as an asset but, in accordance with this abstract, they are now deducted from shareholders’ funds. The financial impact of this accounting policy change is to reduce shareholders’ funds by £15m (2003 £15m) and the comparatives have been restated. The Statement of Total Recognized Gains and Losses also reflects the derecognition of £39m of provision for diminution in value charged in earlier years.

2.	TANGIBLE ASSETS

	2004	2003
	£m	£m

Cost
At January 1	26	29
Additions	—	—
Disposals	(24)	(3)
Revaluations	—	—

At December 31	2	26

Depreciation
At January 1	14	(9)
Charge for the year	4	(5)
Disposals	(17)	—

At December 31	1	(14)

Net book value at December 31	1	12

Tangible assets principally comprise short leasehold improvements, fixtures, fittings and equipment.

3.	INVESTMENTS IN SUBSIDIARY UNDERTAKINGS

		Restated
	2004	2003
	£m	£m

Shares at cost
At January 1 (as reported)	2,180	1,220
Acquisitions	5	960

At December 31	2,185	2,180
Loans	323	29
Adjustment to net asset value	651	1,224

	3,159	3,433

Back to Contents

4.	DIVIDENDS

	2004	2003	2002
	£m	£m	£m

Ordinary
Interim paid 2004 – 1.65p (2003 – 1.6p and 2002 – 3.2p)	47	28	57
Final proposed 2004 – 2.96p (2003 – 2.9p and 2002 – 1.6p)	86	83	29

	133	111	86
Preference	9	9	9

	142	120	95

Full provision has been made for the proposed final dividend.

5.	LONG TERM SUBORDINATED LIABILITIES

	2004	2003
	£m	£m

Subordinated US$ bonds 2029	255	272
Subordinated Euro bonds 2019	352	350
Subordinated Guaranteed Loan 2030	—	146
Subordinated Guaranteed Perpetual Notes	444	—

Total long term subordinated liabilities	1,051	768

Repayable as follows:
1 year or less	—	—
Between 1 and 2 years	—	—
Between 2 and 5 years	—	—
After 5 years	1,051	768

	1,051	768

The subordinated guaranteed US$ ($500m) bonds have a redemption date of October 15, 2029. The rate of interest payable on the US$ bonds is 8.95% although in the past the Company has managed the overall interest cost through the use of derivative contracts. During 2004 all outstanding derivative contracts were cancelled or closed out.

The subordinated guaranteed Euro (€500m) bonds have a redemption date of October 15, 2019. €200m of the Euro bonds bear interest at a fixed rate of 6.875% until October 15, 2009 and a floating rate thereafter. €300m of the Euro bonds bear interest at a floating rate from the date of issue. The Company has the option to repay the Euro bonds on specific dates from October 15, 2009.

The Company issued £450m (£444m net of discount and fees) of subordinated guaranteed perpetual notes on July 23, 2004. The notes pay an annual coupon of 8.50% with an option to call the notes, or if not called for the coupon rate to be reset, on December 8, 2014 and every five years thereafter. Part of the proceeds was used to repay the subordinated guaranteed loan which was repaid on July 16, 2004 and resulted in a loss of £4m.

The bonds and the loan are contractually subordinated to all other creditors of the Company such that in the event of a winding up or of bankruptcy, they are to be repaid only after the claims of all other creditors have been met.

6.	CAPITAL COMMITMENTS

The Company has no unprovided capital commitments.

Back to Contents

7.	SHARE CAPITAL

	2004	2003
	£m	£m

Authorized
3,923,636,364 ordinary shares of 27.5p each (2003 3,923,636,364 ordinary shares of 27.5p each)	1,079	1,079
300,000,000 (2003 300,000,000) preference shares of £1 each	300	300

Issued and fully paid
2,912,318,571 ordinary shares of 27.5p each (2003 2,880,199,331 ordinary shares of 27.5p each)	801	792
125,000,000 (2003 125,000,000) preference shares of £1 each	125	125

	926	917

During the year 449,832 ordinary shares were issued on the exercise of employee share options for a total cash consideration of £0.3m. The company also issued 31,669,408 ordinary shares during the year under the scrip scheme approved by the shareholders at the 2004 Annual General Meeting. The total nominal value of ordinary shares issued during the year was £9m.

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

The Royal & SunAlliance ESOP Trust holds ordinary shares in the Company which may subsequently be transferred to employees (other than the executive directors). At December 31, 2004 the Trust held 12,369,290 ordinary shares (2003 12,371,801) in the Company with a nominal value of £3m (2003 £3m) and a market value, based on the mid market value of the Company’s shares at the close of business on December 31, 2004 as shown in the Official List of the London Stock Exchange, of £10m (2003 £11m).

The Royal & SunAlliance ESOP Trust No 2 holds ordinary shares in the Company which may subsequently be transferred to employees including executive directors. At December 31, 2004 the Trust held 3,038,894 ordinary shares (2003 3,038,894) in the Company with a nominal value of £1m (2003 £1m) and a market value, based on the mid market value of the Company’s shares at the close of business on December 31, 2004 as shown in the Official List of the London Stock Exchange, of £2m (2003 £3m).

The Trustee of each Trust has waived its rights to dividends in excess of 0.01p on shares held by the Trusts. When computing the earnings per share, the shares held by the Trusts have been ignored in the calculation as, under FRS 14 ‘Earnings per Share’, they are treated as if they were cancelled.

Back to Contents

Employee savings related share option schemes

At December 31, 2004, under employee savings related share option schemes, employees held options over 52,761,469 ordinary shares at option prices ranging from 59.0p to 354.5p per share. Under the schemes, options are granted with an option price set at a discount of 12% to 20% of the market value of the ordinary shares in the period immediately preceding the date of the grant. The options are normally exercisable within six months of the respective exercise date, which is set at three to seven years after the date of the grant. The Group makes use of the exemption in UITF abstract 17 (revised 2003) and accordingly recognises no cost for the options.

Number of shares	Option price per share	Year of exercise

1,280,687	319.0p — 347.0p	2004
4,769,479	66.2p — 354.5p	2005
6,911,009	75.0p — 329.7p	2006
13,568,144	59.0p — 250.3p	2007
11,824,926	61.0p — 77.5p	2008
13,145,998	59.0p — 70.0p	2009
1,261,226	61.0p	2010

52,761,469

Executive share option schemes

At December 31, 2004, under executive share option schemes, options over 72,044,516 ordinary shares were held at option prices ranging from 59.0p to 444.9p. The options are potentially exercisable between three and ten years after grant, with the exception of the US scheme in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Options outstanding are as follows:

Number of shares	Option price per share	Year of exercise

311,988	251.7p — 277.0p	1998
426,554	342.5p	1999
2,778,985	251.7p — 424.6p	2000
4,067,445	401.4p — 439.4p	2001
5,579,305	298.9p — 444.9p	2002
6,824,155	278.7p — 369.9p	2003
12,651,488	312.6p — 407.9p	2004
11,311,272	234.2p	2005
13,176,020	59.0p — 114.1p	2006
14,917,304	76.0p — 79.0p	2007

72,044,516

Share matching plan

At December 31, 2004, under the share matching plan, options were held over a maximum of 6,236,224 ordinary shares. The options are potentially exercisable three years after grant at an option price of nil at which time the matching award will be calculated depending on Company performance. Options outstanding are as follows:

Number of shares	Deferred	Maximum matching At ratio of 3:1	Year of exercise

6,236,224	1,559,056	4,677,168	2007

Back to Contents

8.	RECONCILIATION OF PROFIT BEFORE TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2004	2003	2002
	£m	£m	£m

Profit/(loss) on ordinary activities before tax	327	43	(138)
Depreciation	4	5	4
Interest on borrowings	89	75	74
Changes in debtors less creditors	(184)	237	(304)

Net cash inflow/(outflow) from operating activities	236	360	(364)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(UK BASIS OF ACCOUNTING—£m)

	Balance to beginning of period	Exchange	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period

2004:
Insurance	64	—	3	4	(38)	33
Reinsurance	74	(1)	8	48	(11)	118
Mortgage loans	4	—	—	—	(4)	—
Other	1	—	—	2	—	3

	143	(1)	11	54	(53)	154

2003:
Insurance	65	1	7	7	(16)	64
Reinsurance	57	(1)	25	13	(20)	74
Mortgage loans	5	—	—	—	(1)	4
Other	1	—	—	—	—	1

	128	—	32	20	(37)	143

2002:
Insurance	54	—	12	4	(5)	65
Reinsurance	56	—	9	8	(16)	57
Mortgage loans	5	—	—	—	—	5
Other	1	—	—	—	—	1

	116	—	21	12	(21)	128

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
(UK BASIS OF ACCOUNTING—£m)

	Deferred acquisition cost (1)	Future policy benefits, losses, claims and loss expenses (1)(2)	Unearned premiums

2004:
United Kingdom	289	4,067	1,385
Scandinavia	39	1,936	510
US	33	2,412	123
International	131	1,829	637

	492	10,244	2,655

2003:
United Kingdom	403	26,845	1,594
Scandinavia	41	7,246	522
US	132	2,759	510
International	145	1,791	679
Australia and New Zealand	—	1	—

	721	38,642	3,305

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
(UK BASIS OF ACCOUNTING—£m)

	Net premium revenue	Net investment income (3)	Benefits, claims, losses and settlement expenses (1)(4)	Amortization of deferred acquisition costs (1)(5)	Other operating expenses (1)(6)	Net premiums written

2004:
United Kingdom	3,369	1,313	3,199	815	367	3,159
Scandinavia	1,497	694	1,418	158	132	1,516
US	458	43	695	180	93	105
International	1,295	141	839	373	60	1,265

	6,619	2,191	6,151	1,526	652	6,045

2003:
United Kingdom	3,929	1,380	3,526	1,000	372	3,730
Scandinavia	1,473	533	1,462	180	134	1,513
US	1,563	433	1,760	561	5	1,090
International	1,441	298	1,034	398	104	1,415
Australia and New Zealand	368	51	254	69	63	355

	8,774	2,695	8,036	2,208	678	8,103

2002:
United Kingdom	4,421	1,386	3,528	1,085	273	4,381
Scandinavia	1,202	223	1,298	147	141	1,236
US	1,847	362	1,712	707	474	1,895
International	1,942	245	1,490	468	151	2,040
Australia and New Zealand	877	176	579	169	188	965

	10,289	2,392	8,607	2,576	1,227	10,517

Notes:
1.
The figures for 2004 have been stated to reflect the operating segments as explained in Note 45. The figures for 2003 and 2002 have been restated to reflect the operating segments implemented during 2004.

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

Back to Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]

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

Combined operating ratio
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

Back to Contents

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

Nonstandard automobile insurance
Nonstandard personal automobile insurance represents insurance (1) for drivers usually unacceptable to other insurers for, among other reasons, adverse driving or accident history, age or vehicle type, or (2) for customers who can only afford a low down payment or are transitioning from an uninsured to an insured status. Nonstandard risks generally involve a potential for poor claims experience and requires specialized underwriting, claims management and other skills and experience. Loss exposure can be limited by the fact that insurers often purchase low liability limits, often at a State’s statutory minimum.

Participating contracts	Insurance in which the policyholder is entitled to participate in the earnings or surplus of the insurance enterprise. The participation occurs through the distribution of dividends to policyholders.

Periodic premiums	Life insurance products which provide for premiums to be paid periodically, typically either annually or monthly.

Back to Contents

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

Back to Contents

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

Dated: June 30, 2005

Sig-1