Form 20-F
period 2005-12-31
ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
filed 2006-06-06
CIK 1126313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

As of December 31, 2005, there were outstanding:

2,935,117,294 ordinary shares, nominal value 27.5p per share including 22,402,911 American Depositary Shares (as evidenced by American Depositary Receipts), each representing five (5) ordinary shares

125,000,000 preference shares, nominal value £1 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

i

Back to Contents

PRESENTATION OF INFORMATION

In this annual report on Form 20-F, unless the context otherwise requires, “Royal & SunAlliance,” “Group,” “we,” “us” and “our” refer to Royal & Sun Alliance Insurance Group plc and its consolidated subsidiaries. Please refer to the glossary beginning on page G-1 for definitions of selected insurance terms.

We publish consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). IFRS are issued by the International Accounting Standards Board (“IASB”) and decisions regarding their adoption for use by European companies are taken in accordance with Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 on the application of international accounting standards (“the IAS Regulation”). Article 4 of the IAS Regulation requires that the consolidated accounts of the Group are prepared in conformity with IFRS as adopted by the European Union. The accounting policies that we have adopted in the financial statements also comply with IFRS as issued by the IASB.

Unless we note otherwise, financial information contained in this annual report is presented in accordance with IFRS. IFRS differ from accounting principles generally accepted in the United States (“U.S. GAAP”). See notes 38 and 39 to our consolidated financial statements for a description of the significant differences between IFRS and U.S. GAAP, a reconciliation of net income and shareholders’ equity from IFRS to U.S. GAAP and condensed consolidated U.S. GAAP financial statements.

We publish our consolidated financial statements in British pounds. Unless we note otherwise, all monetary amounts in this annual report are expressed in British pounds. As used herein, references to “U.S. dollars,” “dollars” or “$” and “cents” or “c” are to U.S. currency, references to “British pounds,” “pounds sterling” or “£” and “pence” or “p” are to U.K. currency, references to “Canadian dollars” or “C$” are to Canadian currency and references to “euro” or “€” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, amended by the Treaty on European Union. For your convenience, unless otherwise stated, this annual report contains translations of British pound amounts at the rate of £1.00 per $1.72, the Noon Buying Rate in New York City for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2005. On May 17, 2006, the Noon Buying Rate was £1.00 per 1.88. See “Item 3—Key Information” for certain historical exchange rate information regarding the Noon Buying Rate. You should not construe these translations as representations that the amounts referred to actually represent converted amounts or that you could convert these amounts into the translated currency at the rates indicated.

ii

Back to Contents

FORWARD-LOOKING STATEMENTS

The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in forward-looking statements made in this annual report. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “believe,” “is anticipated,” “estimated,” “intends,” “plans,” “seeks,” “projection” and “outlook.” Forward-looking statements include statements regarding profit, underwriting and capital improvements, expense reductions, our projected capital surplus and our combined ratio and insurance result targets. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed in such forward-looking statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this annual report. Among the key factors that have a direct bearing on our results of operations are those identified in “Item 3—Key Information—Risk Factors” and:

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

iii

Back to Contents

PART I

ITEM 3. KEY INFORMATION

Selected Financial Data

As stated in the “Presentation of Information”, the Group adopted IFRS for the year ended December 31, 2005. Previously the Group’s consolidated financial statements were prepared in accordance with applicable U.K. accounting standards and the Statement of Recommended Practice issued by the Association of British Insurers in November 2003. The previously reported 2004 consolidated financial statements have been restated to comply with IFRS. The impact of the adoption of IFRS, which materially affected the consolidated financial statements, is described in note 1 to our consolidated financial statements included herein.

We have applied International Financial Reporting Standard No. 1 (“IFRS 1”), First Time Adoption of International Financial Reporting Standards, in preparing our consolidated financial statements. The Group’s transition date is January 1, 2004 and an opening IFRS Balance Sheet has been prepared at that date.

IFRS 1 allows some exemptions from full retrospective application of certain standards. In preparing these consolidated financial statements in accordance with IFRS 1, the Group has applied the following mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

Mandatory exceptions

We have applied the following mandatory exceptions from retrospective application:

•	Derecognition of financial assets and liabilities exception.

Financial assets and liabilities derecognized before January 1, 2004 are not rerecognized under IFRS.

•	Hedge accounting exception.

We have applied hedge accounting from January 1, 2004 only if the hedge relationship meets all the hedge accounting criteria under International Accounting Standard No. 39 (“IAS 39”), Financial Instruments: Recognition and Measurement.

•	Estimates exception.

Estimates under IFRS at January 1, 2004 are consistent with estimates made for the same date under U.K. GAAP.

Optional exemptions

We have elected to apply the following optional exemptions from full retrospective application:

•	Business combinations exemption.

We have applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2004 transition date.

•	Cumulative translation differences exemption.

We have elected to set the previously accumulated cumulative translation differences to zero at January 1, 2004. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

•	Designation of financial assets and financial liabilities exemption.

We have reclassified various securities as available for sale investments with fair value movements recognized in equity.

The following selected consolidated financial data is derived from and should be read in conjunction with our audited IFRS consolidated financial statements, including the notes thereto, contained elsewhere in this annual report. Under SEC rules relating to the adoption of IFRS, such IFRS financial data is presented for the year ended December 31, 2005 and the year ended December 31, 2004, only.

Back to Contents

U.S. GAAP differs from IFRS. A description of the significant differences between IFRS and U.S. GAAP and reconciliations of our shareholders’ equity to U.S. GAAP as of December 31, 2005 and 2004, and of our net income for the two years ended December 31, 2005, are included in note 38 to our consolidated financial statements included herein. We have included a translation of the data as of and for the year ended December 31, 2005 from British pounds into U.S. dollars solely for your convenience at the rate of £1.00 per $1.72, the Noon Buying Rate on December 31, 2005.

Back to Contents

Consolidated Profit and Loss Account Data

	Year Ended December 31,

	2005		2005		2004
		$(1)	£		£

	(in millions, except per ordinary share amounts)
Amounts in accordance with IFRS
Net premiums written	9,288		5,400		5,082

Underwriting result (2)	203		118		(277)
Investment income	1,060		616		551
Realized gains	222		129		113
Unrealized gains/(losses), impairments and foreign exchange	21		12		(2)
Unwind of discount	(105)		(61)		(71)

Investment result	1,198		696		591

Insurance result	1,401		814		314
Other activities (3)	(200)		(116)		(56)

Operating result	1,201		698		258
Total interest costs	(184)		(107)		(75)
Amortization	(29)		(17)		(22)
Reorganization costs	(148)		(86)		(118)
Profit on change in pension scheme design	310		180		—
Profit/(loss) on disposals (4)	339		197		(109)
Discontinued life (5)	—		—		104

Profit before tax	1,489		865		38
Taxation	(447)		(260)		(118)

Profit/(loss) after tax	1,042		605		(80)

Attributable to:
Equity holders of the Company	956		555		(125)
Minority interests	86		50		45

Profit/(loss) after tax	1,042		605		(80)

Earnings per ordinary share, basic	32.5	c	18.9	p	(5.0	)p
Earnings per ordinary share, diluted	32.3	c	18.8	p	(5.0	)p
Dividends per ordinary share (6)	8.00	c	4.65	p	4.55	p

	2005		2005		2004		2003		2002		2001
		$(1)	£		£		£		£		£

	(in millions, except per ordinary share amounts)
Amounts in accordance with U.S. GAAP
Net premiums written and policy fees (5)	9,582		5,571		5,244		6,679		8,640		9,082
Net investment income	1,156		672		488		1,005		991		1,073
Unrealized gains/(losses) on trading assets	(24)		(14)		91		80		(278)		(47)
Net (loss)/income	380		221		(279)		(572)		(726)		(280)
Net (loss)/income per ordinary share, basic	12.56	c	7.3	p	(10.0	)p	(29.1	)p	(41.6	)p	(16.4	)p
Net (loss)/income per ordinary share, diluted	12.56	c	7.3	p	(10.0	)p	(29.1	)p	(41.6	)p	(16.4	)p

(1)	Amounts stated in U.S. dollars have been translated from British pound amounts at the rate of £1.00 per $1.72, the Noon Buying Rate on December 31, 2005.
(2)	The underwriting result includes the following expenses:
	2005	2004

	(£ in millions)
Claims and benefits incurred	3,595	4,261
Underwriting and policy acquisition costs	1,751	1,816
(3)
Other activities include central expenses, income from associated undertakings, expenses related to investment activities and net gains on derivatives for contracts not treated as insurance contracts under IFRS.

(4)
Profit on disposals in 2005 has predominantly arisen on sale of our nonstandard automobile insurance business in the U.S., our Japanese operation and our holding in Rothschilds Continuation Holdings AG. The loss in 2004 predominantly arose on sale of our U.K. and Scandinavian life and asset accumulation businesses.

Back to Contents

(5)
During 2004 we disposed of our U.K. and Scandinavian life and asset accumulation businesses. All income and expenses relating to these businesses are included in the result for discontinued life operations.

(6)
The payment of dividends on outstanding ordinary shares is subject to the recommendation of our Board and, with respect to the final dividend, the approval of our shareholders at a general meeting. The interim dividend is generally paid in November of each year. The declaration of the interim dividend is subject to the discretion of our Board. The final dividend is proposed by our Board after the end of the year and is not reflected in our consolidated financial statements for that year in accordance with IFRS. The final dividend is generally approved at, and paid after, our annual general meeting held generally in May of the following year.

	Year Ended December 31,

	2005	2005	2004
	$(1)	£	£

	(in millions)
Amounts in accordance with IFRS
Additional information—segmental results (2)
Insurance result (management basis)
United Kingdom	785	456	368
Scandinavia	310	180	145
International	356	207	173

Core Group insurance result	1,451	843	686
USA	(50)	(29)	(372)

Total segmental results	1,401	814	314
Other activities (3)	(200)	(116)	(56)

Total operating result	1,201	698	258

(1)	Amounts stated in U.S. dollars have been translated from British pound amounts at the rate of £1.00 per $1.72, the Noon Buying Rate on December 31, 2005.
(2)	See “Item 5—Operating and Financial Review and Prospects—Consolidated Results of Operations” for a discussion of our operating segments.
(3)
Other activities includes central expenses, income from associated undertakings, expenses related to investment activities and net gains on derivatives for contracts not treated as insurance contracts under IFRS.

Operating result is a measure used for internal purposes in the management of our business segments. Operating result includes the pre-tax profits of our property and casualty business and other activities including the Group’s share of the results of investments accounted for under the equity method. The insurance result for the United States segment is determined by including actual investment return. For the United Kingdom, Scandinavia and International segments the insurance result for each segment is determined by allocating aggregate actual investment return, based upon technical reserves, working capital and local regulatory capital requirements. Investment return includes investment income, realized gains and other investment movements reported within the IFRS Consolidated Profit and Loss Account.

Operating result is before charging the following unallocated corporate items: interest costs, reorganization costs (including losses on terminated business) and amortization of intangibles other than goodwill. It also excludes the profit or loss on disposal of subsidiaries and branches. This measure differs from the profit or loss on ordinary activities before tax, which includes each of the above items. For a reconciliation of operating result to group profit or loss on ordinary activities before tax, see “Item 5 – Operating and Financial Review and Prospects”.

We use Operating result to measure the financial performance of our segments and believe that under IFRS it represents an appropriate measure of the performance of the Group.

Operating result may not be comparable from one U.K. company to another as the elements of the result that are included and excluded may differ between companies.

Back to Contents

Consolidated Balance Sheet Data

	As of December 31,
	2005		2005		2004
		$(1)	£		£

	(in millions, except shares and per ordinary share amounts)
Amounts in accordance with IFRS
Assets
Goodwill and intangible assets	774		450		322
Property, plant and equipment	705		410		418
Investments
Investment property	748		435		417
Investment in associated undertakings	50		29		29
Equity securities	2,895		1,683		1,657
Debt and fixed income securities	19,967		11,609		11,158
Other	415		241		320

Total investments	24,075		13,997		13,581
Reinsurers’ share of insurance contract liabilities	7,578		4,406		4,424
Insurance and reinsurance debtors	4,381		2,547		2,684
Deferred acquisition costs	800		465		487
Other debtors and other assets	1,151		669		791
Cash and cash equivalents	2,781		1,617		1,866

Assets associated with continuing business	42,245		24,561		24,573
Assets associated with discontinued business	62		36		81

Total assets	42,307		24,597		24,654

Equity, reserves and liabilities
Equity and reserves
Shareholders’ funds	4,718		2,743		2,321
Perpetual notes	—		—		444
Minority interests	672		391		368

Total equity and reserves	5,390		3,134		3,133
Loan capital (2)	1,842		1,071		607

Total equity, reserves and loan capital	7,232		4,205		3,740

Liabilities (excluding loan capital)
Insurance contract liabilities	29,591		17,204		17,191
Insurance and reinsurance liabilities	817		475		778
Borrowings	432		251		349
Provisions and other liabilities	4,235		2,462		2,519

Liabilities associated with continuing business	35,075		20,392		20,837
Liabilities associated with discontinued business	—		—		77

Total liabilities (excluding loan capital)	35,075		20,392		20,914

Total equity, reserves and liabilities	42,307		24,597		24,654

Number of shares (in thousands) (3)	2,935,117		2,935,117		2,912,319
Net assets pre ordinary share (3)	155	c	90	p	76	p

	2005		2005		2004		2003		2002		2001
		$(1)	£		£		£		£		£

	(in millions, except shares and per ordinary share amounts)
Amounts in accordance with U.S. GAAP
Total investments	23,571		13,704		13,368		11,240		11,690		13,131
Total assets (4)	42,567		24,748		25,263		55,134		59,860		68,014
Property and casualty liabilities	30,954		17,997		18,064		19,233		20,907		21,362
Shareholders’ equity (5)	3,550		2,064		2,472		2,522		2,600		4,377
Number of shares (in thousands)	2,935,117		2,935,117		2,912,319		2,880,199		1,782,789		1,781,824
Net assets per ordinary share (6)	120	c	70	p	85	p	88	p	146	p	246	p

(1)	Amounts stated in U.S. dollars have been translated from British pound amounts at the rate of £1.00 per $1.72, the Noon Buying Rate on December 31, 2005.
(2)	Loan capital consists of our subordinated guaranteed bonds and a subordinated guaranteed loan as shown in note 19 to our consolidated financial statements.

Back to Contents

(3)
The net asset value per share is based on total shareholders’ funds of £2,743 million, with adjustments of £370 million for the pension deficit and £125 million for preference shares, and shares in issue at the year end of 2,910,996,128 excluding those held in the ESOP trusts.

(4)
The difference between 2003 and 2004 arises principally from the disposal in 2004 of our life and asset accumulation operations in the United Kingdom and in Denmark. The difference between 2002 and 2001 arises principally from the disposal in 2002 of our life and asset accumulation operation in the Isle of Man.

(5)
The move to IFRS identified that a restatement was required to the opening equity to correct for a misstatement in the year 2000. Consequently, as stated in note 39 to our consolidated financial statements, an amount of £290 million was transferred from retained earnings to net unrealized gains on investments. There was no impact on either Shareholders’ equity or the net (loss)/income.

(6)
Net assets per ordinary share is calculated on shareholders’ funds (after excluding minority interest) and the number of ordinary shares issued at the end of the year, as restated for the rights issue – see note 18 to our consolidated financial statements.

Exchange Rate Information

The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York, expressed in U.S. dollars per £1.00. On May 17, 2006, the Noon Buying Rate was $1.88 per £1.00.

Last Six Months	High	Low

	(U.S. dollars per British pound)
2006
May (through May 17, 2006)	1.89	1.83
April	1.82	1.74
March	1.76	1.73
February	1.78	1.73
January	1.79	1.74
2005
December	1.78	1.72
November	1.78	1.71

Year Ended December 31,	High	Low	Average	(1)	End of Period

	(U.S. dollars per British pound)
2005	1.93	1.71	1.82		1.72
2004	1.95	1.75	1.83		1.92
2003	1.78	1.55	1.65		1.78
2002	1.61	1.41	1.51		1.61
2001	1.50	1.37	1.44		1.45

(1)	The average of the Noon Buying Rate on the last business day of each month during the relevant period.

We publish our financial statements in British pounds. Because a substantial portion of our revenues and expenses is denominated in U.S. dollars and other currencies, we have a financial reporting translation exposure attributable to fluctuations in the value of these currencies against the British pound. In respect of the major overseas currencies the rates of exchange used in our 2005 consolidated financial statements to translate balance sheet items are U.S. Dollar 1.72 (2004: 1.92), Canadian Dollar 2.01 (2004: 2.30) and Danish Kroner 10.86 (2004: 10.51). In respect of the major overseas currencies the rates of exchange used to translate profit and loss account items not denominated in British pounds in our 2005 consolidated financial statements are U.S. Dollar 1.82 (2004: 1.83), Canadian Dollar 2.20 (2004: 2.38) and Danish Kroner 10.90 (2004: 10.95).

See also “Item 5—Operating and Financial Review and Prospects” for information regarding the effects of currency fluctuation on our financial results.

Dividends

The payment of dividends on outstanding ordinary shares is subject to the recommendation of our Board and, with respect to the final dividend, the approval of our shareholders at a general meeting. The interim dividend is generally paid in November of each year. The declaration of the interim dividend is subject to the

Back to Contents

discretion of our Board. The final dividend is proposed by our Board after the end of the year and is not reflected in our consolidated financial statements for that year in accordance with IFRS. The final dividend is generally approved at, and paid after, our annual general meeting held generally in May of the following year.

The table below presents dividends per ordinary share in each year indicated.

	Year Ended December 31,
	2005		2004

Pence
Final paid in respect of prior year (1)	2.96	p	2.90	p
Interim paid in respect of current year	1.69		1.65

Total	4.65	p	4.55	p

Cents (2)
Final paid in respect of prior year (1)	5.37	c	5.34	c
Interim paid in respect of current year	2.92		3.15

Total	8.29	c	8.49	c

(1)
The dividends presented above are reported in accordance with IFRS. Under IFRS final dividends are recorded when approved by the shareholders, at which time the dividends are declared and subsequently paid. At the Annual General Meeting on May 22, 2006 a final dividend in respect of 2005 of 3.05p per share was declared. Interim dividends are recorded when paid.

(2)
Solely for the convenience of U.S. investors, we have translated the historical dividend amounts per ordinary share into U.S. dollars at the Noon Buying Rates on the respective dividend payment dates, or on the following business day if such date was not a business day in the United Kingdom or the United States.

Risk Factors

Our results are subject to fluctuations in both the fixed income and equity markets

Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

Fluctuations in interest rates affect returns on and the market values of our fixed income investments. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realized gains upon their sale are reduced. As at December 31, 2005, the fixed income investment assets backing our general insurance liabilities and shareholders’ funds were £11.6 billion. If interest rates were to rise by 100 basis points, the fair value of the fixed income portfolio would fall by approximately £300 million.

We invest a portion of our assets in equities, which are generally subject to greater risks and more volatility than fixed income securities. General economic conditions, stock market conditions and many other factors beyond our control can adversely affect the equity markets. As at December 31, 2005, the equity investment assets backing our general insurance liabilities and shareholders’ funds were £1.7 billion. If world equity markets decreased by 15 per cent, the fair value of the equity portfolio would fall by approximately £250 million.

Our investment returns are susceptible to changes in general economic conditions, including changes that impact the general creditworthiness of the issuers of debt securities and equity securities held in our portfolios. The value of our fixed income securities may be affected by changes in the investee’s credit rating. Where the credit rating of the issuer of a debt security drops, the value of the security may also decline. Should the credit rating of the issuer fall, a resulting disposal of the securities may lead to a significant loss on our investment.

Fluctuations in interest rates and returns from equity markets also impact consumer behavior. More specifically, the demand for general insurance, particularly commercial lines, can vary with the overall level of economic activity.

Back to Contents

In addition, the funding requirements of the Group’s defined benefit plans and our contributions to those plans will be dependent upon, among other things, fluctuations in interest rates and in the equity markets. As at December 31, 2005, our defined benefit pension funds had an estimated deficit of £370 million (net of tax) (of which £131 million related to pension funds in the United States), a decrease from £544 million (net of tax) at year end 2004. At March 31, 2006 our defined benefit pension funds had an estimated deficit of £127 million (net of tax) (of which £114 million related to pension funds in the United States). This valuation uses assumptions in accordance with International Accounting Standard No. 19, Employee Benefits (“IAS 19”). IAS 19 compares, at a given date, the current market value of a pension fund’s assets with its long term liabilities, using a discount rate in line with yields on “AA” rated bonds of suitable duration and currency. As such, the financial position of a pension fund on this basis will be highly sensitive to changes in bond rates and equity markets. In the United Kingdom we have an agreed deficit funding program which viewed today we believe will enable us to meet our obligations over the duration of the U.K. pension fund. We also a have funding program in place for the U.S. pension deficit. If these programs prove to be inadequate, because of the performance of the equity or fixed income portions of the pension funds’ portfolios or other factors, it is possible that we may be required to make further contributions or take other appropriate actions.

We have exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. We no longer write such business. Within the financial enhancement portfolio of Financial Structures Limited, a U.S. subsidiary, are a variety of credit default products, including collateralized debt obligations (“CDO”) and credit enhancement and residual value insurance contracts. As of December 31, 2005, the gross and net CDO exposure aggregated approximately $241 million. In February 2006, one of the remaining two contracts was terminated for a net pre tax gain of $4 million. The fair value of the remaining contract at March 31, 2006, was a liability of $71 million.

Our loss reserves may not adequately cover actual losses

Our loss reserves may prove to be inadequate to cover our actual losses experience. We maintain loss reserves to cover our estimated ultimate liability for losses and loss adjustment expenses for reported and unreported losses incurred as of the end of each accounting period. Loss reserves do not represent an exact calculation of liability, but rather are estimates of the expected cost of the ultimate settlement of losses less losses paid to-date. These estimates are based on actuarial and statistical projections. In making the projections we consider facts and circumstances about our reported claims, trends in claim frequency and loss severity, emerging bases of liability, general economic conditions and other factors. Changes in these trends or other factors could result in claims in excess of loss reserves. For example, our assumptions concerning future loss cost inflation could prove to be insufficient at a time of rising interest rates, resulting in higher losses combined with a reduction in asset values in our investment portfolio to meet these losses. For some types of losses, most significantly asbestos-related and environmental pollution, it has been necessary, and may over time continue to be necessary, to revise estimated potential loss exposure and, therefore, the related loss reserves. Consequently, actual losses, and related expenses paid may differ from estimates reflected in the loss reserves in our financial statements. To the extent loss reserves are insufficient to cover actual losses, loss adjustment expenses or losses arising from changes in the legal environment we would have to add to these loss reserves. This could have a material adverse effect on our future consolidated financial condition, results of operations and cash flows.

We have significant exposure arising from insurance contracts underwritten in previous years. Contracts covering liability issues, for example, create risks in the fact that their loss projections are subject to actuarial calculations based on accepted methodologies used within the insurance industry worldwide which may not prove accurate. In particular, we have exposure to asbestos and environmental claims in the United States and the United Kingdom, other employer liability claims in the United Kingdom, personal accident claims in Scandinavia and workers’ compensation claims in the United States. We maintain significant reserves for these exposures and all are subject to specific actuarial calculations. These actuarial models and calculations are tested by external independent consultants but there are nonetheless residual risks in that the assumptions within the models which may not reflect future experience. Reserving for asbestos and environmental claims is subject to a range of uncertainties that are generally greater than those presented by other types of claims. These include long reporting delays, unresolved legal issues on policy coverage, and the identity of the insureds. As a consequence, traditional loss reserving techniques cannot wholly be relied on and we have employed specialized techniques to determine reserves in a prudent manner using the extensive knowledge of both internal asbestos and environmental experts and external legal and professional advisors. In addition, the prevalence of asbestos-related

Back to Contents

claims is a more recent development in the United Kingdom than in the United States. As such, there is less data and information relating to asbestos claims in the United Kingdom available to conduct our U.K. asbestos reserving analysis and thus more potential for variability in ultimate outcomes.

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

See “Item 4—Information on the Company—Property and Casualty Reserves” for a fuller discussion of our property and casualty loss reserves including a discussion of the uncertainties around asbestos loss reserves.

Our restructuring plans in the United States are subject to particular risks

Our restructuring plans in the United States are complex and are subject to particular risks. Although we have reduced the number of lead regulatory states, our U.S. subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorized to do business. In the United States, the conduct of insurance business is regulated at the state level and not by the federal government and our subsidiaries are subject to state supervision of their regulatory capital and surplus positions. As of December 31, 2005, our consolidated U.S. regulatory capital and surplus capital position was 2.2 times the National Association of Insurance Commission risk-based capital, or RBC amount. Our objective is to reduce or eliminate the Group’s exposures in relation to our U.S. business and we continue to review all options.

Some events or transactions contemplated by our restructuring plans may give rise to risks and liabilities which, individually or taken together, are sufficiently material to create the need for the provision of additional capital or put at risk existing capital allocated to the U.S. We estimate the cost of implementing our restructuring program in the United States to total £300 million. We believe this is a prudent estimate of costs but the final level of expenses will depend on the precise actions taken to restructure the business, and potential developments that are not within our control including regulatory, employee and customer responses. At the end of 2005 the majority of this £300 million had been incurred.

Insurance regulatory agencies in the United States have broad administrative power to regulate many aspects of a company’s insurance business, including trade and claims practices, accounting methods and capital adequacy. These agencies are concerned primarily with the protection of policyholders rather than shareholders or creditors. Moreover, insurance laws and regulations, among other things, establish solvency requirements, including minimum reserves and capital and surplus requirements, limit the amount of dividends, intercompany loans and other payments our U.S. subsidiaries can make without prior regulatory approval, impose restrictions on the amounts and types of investments held, and require assessments to pay claims of insolvent insurance companies.

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

Litigation outcomes could adversely affect our business

We are involved in, and may become involved in, legal proceedings that may be costly if we lose and that may divert management’s attention. In common with the industry generally, the Group in the United States receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or

Back to Contents

secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. One such approach received during 2004 from General Motors Corporation is now subject to ongoing litigation.

In addition we are involved in litigation in the United States in connection with a series of credit risk insurance policies covering loans made to students in various post-secondary trade schools in the United States, primarily truck driving schools. The original loan portfolio had a face value to approximately $501 million. In 2002, a U.S. subsidiary of the Group filed lawsuits seeking, among other things, rescission of these policies. The foregoing rescission actions gave rise to other related lawsuit filed in Delaware seeking to enforce the credit risk insurance policies. In April 2005 and October 2005 respectively, PNC Bank and Wilmington Trust, two of the plaintiffs in the Delaware actions, agreed to discontinue their part of the legal action following agreed settlements. The other plaintiffs were granted summary judgment which calculated through to March 31, 2006, was approximately $388 million. The summary judgment was overturned on appeal and the case returned to the District Court to determine coverage and whether the policies cover all of the losses claimed. The case is now proceeding through the District Court. Any losses on the student loan portfolio, to the extent not offset by reinsurance, recoveries from the original borrowers under the defaulted loans, any remaining reserves established under the loan programs or recoveries from other third parties, will ultimately be borne by the Group’s U.S. subsidiary.

In the ordinary course of our insurance activities, we are routinely involved in legal or arbitration proceedings with respect to liabilities which are the subject of policy claims. For example, we have estimated the cost of insurance losses associated with the terrorist actions of September 11, 2001 to be £280 million as at December 31, 2005, net of reinsurance. The final cost may be different from the current estimate due to the uncertainty associated with the ongoing appeals and the valuation and allocation process which is currently underway in respect of the Twin Towers complex. Appraisal hearings are scheduled to continue until December 2006. As a consequence, there is uncertainty as to the eventual cost of the insurance losses associated with this event.

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

We are subject to regulatory inquiries in the normal course of our business

The Group, in common with the insurance industry, is subject to regulatory inquiries in the normal course of its business in many of the jurisdictions in which it operates. In recent years we have seen an increase in the number of inquiries being initiated by regulators, particularly in the United Kingdom, European Union and the United States, which may give rise to threatened litigation or disputes.

There can be no assurance that any losses resulting from future regulatory inquiries may not have an adverse effect on our financial condition.

Back to Contents

Regulatory changes could adversely affect our business and may have significant implications for our capital position

Our insurance subsidiaries worldwide are subject to government regulation in each of the jurisdictions in which they conduct business. Regulatory agencies have broad administrative power over many aspects of the insurance business, which may include premium rates, marketing and selling practices, advertising, licensing agents, policy forms, capital adequacy and permitted investments. Government regulators are concerned primarily with the protection of policyholders rather than our shareholders or creditors. Insurance laws, regulations and policies currently affecting us and our subsidiaries may change at any time in ways having an adverse effect on our business. Furthermore, we cannot predict the timing or form of future regulatory initiatives.

The U.K. regulatory environment has been over the past few years, and continues to be, the subject of significant change in particular including solvency requirements. This is in part attributable to the implementation of European Union (“EU”) directives but is also the response of the regulators to the challenging market conditions that have prevailed. Until the requirements are finalized, there will be uncertainty as to the implications for the Group’s solvency. In particular, the following developments, which are described elsewhere in this annual report, are relevant:

•
The Financial Services Authority (“FSA”) has established a new requirement from December 31, 2005 for U.K. insurers, where it is the lead European Economic Area (“EEA”) regulator, to publicly disclose the group capital calculation of its ultimate EEA insurance parent undertaking. At December 31, 2005, the Group had a surplus over the EU Insurance Groups Directive (“IGD”) requirement of £1.0 billion, an increase of £0.4 billion in the year.

•
The Integrated Prudential Sourcebook for Insurers (“PRU”), which came into force on December 31, 2004, requires a general insurance company to calculate an Enhanced Capital Requirement (“ECR”) although for the time being this will remain a target level of capital as opposed to a regulatory minimum. The ECR is based on the principle of there being a capital charge for the various types of risk that an insurer faces, such as underwriting, adverse claims development and credit risk. The ECR sets out capital charge percentages for particular lines of insurance business and for particular assets and liabilities.

•
PRU also introduced an additional requirement for companies to make their own Individual Capital Assessment (“ICA”) that is more specifically related to the risk profile of the particular company. The new FSA rules require a U.K. insurer to assess its own capital requirement based upon its circumstances and risk appetite and this is to be reviewed by the FSA. If the FSA considers the firm’s capital assessment to be insufficient they are empowered to issue Internal Capital Guidance (“ICG”), which could require the firm to maintain a capital buffer.

The Group has adopted a dynamic financial analysis model in developing its ICA, which incorporates the generation of statistical distributions for our insurance, market and credit risk. This modeling has been supplemented by a number of other techniques in order to assess operational risk and to incorporate stress and scenario tests to fully assess its capital requirement. The results provide the Group with an indication of how much capital is needed. The Group has agreed its ICA with the FSA. On this new regulatory basis the Group has adequate capital but at the request of the FSA, and in common with the rest of industry, the final agreed capital requirement remains confidential. The Group monitors the ICA on a regular basis and continues to embed the application of the capital model into the Group’s business processes.

•
Solvency II, the European Commission’s project to reform the prudential regulation of European life and non-life insurance companies is now well underway with a draft Framework Directive scheduled for release in mid to late 2006. The final Directive is scheduled to be adopted by the European Commission in July 2007 for implementation in 2010. Solvency II will replace the current Solvency I regime which does not reflect the developments in financial markets and risk management techniques that have taken place over the past twenty years. Current solvency requirements differ across Europe and tend to be based on arbitrary formulaic calculations with little assessment of the variety of risks which an insurance company may face. Although these current measures provide a degree of policyholder protection, they create opportunities for

Back to Contents

regulatory arbitrage between jurisdictions and lead to a disconnect between an insurer’s economic capital needs and regulatory capital requirements. Solvency II seeks to address these issues by creating a more risk sensitive approach to measuring an insurance company’s capital requirements.

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

Proposed U.S. legislation regarding U.S. asbestos liability could adversely affect our business

Following recent debate in the Senate, the prospects of some form of asbestos reform, including a no fault Trust Fund, have substantially diminished during the first quarter 2006. However, the risk remains of reform progressing in a way that does not ensure finality and allows claims for individuals who have failed to establish genuine medical criteria.

Our proposed program of strategic and operational improvements in the Core Group is large and challenging to implement

Our program of strategic and operational improvements is complex. It involves a restructuring of, and the implementation of substantial changes to, a significant portion of the Group’s operations. Successful implementation of this program will require a significant amount of management time and, thus, may affect or impair management’s ability to run the business effectively during the period of implementation. In addition, we may not have, or be able to retain, personnel with the appropriate skill sets for the tasks associated with our improvement program, which could adversely affect the implementation of our plans.

The estimated expense savings and the claims and underwriting improvements contemplated by the program are significant. Achieving our operational improvement goals will also require improvement in the pricing of our products, which is dependent in part on factors beyond our control, including general market conditions and in a number of jurisdictions regulatory controls on pricing. The Group currently anticipates that the total costs associated with the implementation of the expense savings program will amount to approximately £300 million of which the majority had been incurred by the end of the 2005. There can be no assurance that the costs will not exceed this amount.

In addition certain of our intended operational improvements and expense savings are anticipated to arise from the selective use of outsourcing and the piloting of some outsourcing initiatives offshore. These initiatives and our existing outsourced operations may entail additional operational or control risks arising from the performance by third party contractors or consultants of functions or processes which were formerly carried out within the Group. These risks may result in additional requirements for supervision, audit or intervention by employees of the Group and potential costs in the event of the failure of systems or controls or a breach by a contractor or consultant of its obligations.

There can be no assurance that the Group will realize the benefits planned in the time scheduled, or to the level expected. In the event that we are unable to successfully implement our strategy, our financial performance and results of operations could be adversely affected.

Changes in our ratings may adversely affect us

Financial strength ratings are an important factor in our competitive positioning. Rating organizations periodically review the financial performance and condition of insurers, including our insurance subsidiaries. Any lowering of our ratings could have a material adverse effect on our ability to market our products and retain our current policyholders. These consequences could, depending upon the extent thereof, have a material adverse effect on our liquidity and, under certain circumstances, net income.

Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company’s control.

Back to Contents

Standard & Poor’s Rating Services rate the Group’s financial strength as A- stable outlook. This rating represents their third highest category of nine. Moody’s Investors Services rate the Group’s financial strength as Baa1 positive. This rating represents their fourth highest category of nine. A.M Best Company rate the Group’s financial strength as A- stable. This represents their second highest category out of ten.

Our results may be impacted by the inability or unwillingness of our reinsurers to meet their obligations

We transfer our exposure to certain risks to others through reinsurance arrangements. Under such arrangements, other insurers assume a portion of the losses and expenses associated with reported and unreported losses in exchange for a premium. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of our reinsurance will increase our risk of loss.

When we obtain reinsurance, we still remain primarily liable for the reinsured risks without regard to whether the reinsurer will meet its reinsurance obligations to us. Therefore, the inability or unwillingness of our reinsurers to meet their financial obligations or disputes on, and defects in reinsurance contract wordings or processes could materially affect our operations.

Although we conduct periodic reviews of the financial statements and reputations of our reinsurers, our reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years. In addition, reinsurance may prove inadequate to protect against losses or may become unavailable in the future at commercially reasonable rates.

We also participate in a number of fronting arrangements where the majority of business written under the arrangement is ceded to third parties who assume most of the risks, resulting in additional credit risk that the third parties will not meet their financial obligations on the business written.

Catastrophes and weather-related events may adversely affect us

General insurance companies frequently experience losses from catastrophes. Catastrophes may have a material adverse effect on our consolidated financial condition, results of operations and cash flows. Catastrophes include windstorms, hurricanes, earthquakes, tornadoes, severe hail, severe winter weather, floods, fires, terrorist attacks and epidemics. In addition, prolonged periods of dry weather can give rise to subsidence resulting in substantial volumes of claims, particularly under U.K. household buildings policies. The incidence and severity of these catastrophes are inherently unpredictable. The extent of our losses from catastrophes is a function of the total amount of losses our clients incur, the number of our clients affected, the frequency of the events and the severity of the particular catastrophe. Most catastrophes occur in small geographic areas. However, windstorms, hurricanes, floods and earthquakes may produce significant damage in large, heavily populated areas, and subsidence claims can arise in a number of geographic areas as a result of exceptional weather conditions. Our efforts to protect ourselves against catastrophe losses, such as the use of selective underwriting practices, the purchasing of reinsurance and the monitoring of risk accumulations, may not be adequate.

The cyclical nature of the general insurance industry may cause fluctuations in our results

Historically, the general insurance industry has been cyclical and operating results of insurers have fluctuated significantly because of volatile and sometimes unpredictable developments, many of which are beyond the direct control of any insurer. Although we have a geographically diverse group of businesses, we expect to experience the effects of this cyclical nature, including changes in premium levels, which could have a material adverse effect on our results of operations.

The unpredictability and competitive nature of the general insurance business historically has contributed to significant quarter-to-quarter and year-to-year fluctuations in underwriting results and net earnings in the general insurance industry. In addition, unanticipated underwriting losses and claims reserve adjustments suffered by our insurance subsidiaries could have an adverse impact on our financial condition and operating results.

Back to Contents

We face significant competition from other global, national and local insurance companies and from self-insurance

We compete with global, national and local insurance companies, including direct writers of insurance coverage as well as non-insurance financial services companies, such as banks and broker-dealers, many of which are able or willing to offer alternative products or more competitive pricing. Some of these competitors are larger than we are and have greater financial, technical and operating resources. The general insurance industry is highly competitive on the basis of both price and service. There are many companies competing for the same insurance customers in the geographic areas in which we operate. If our competitors price their premiums more aggressively and we choose to beat or match their pricing, this may adversely affect our underwriting results. Should we choose not to do so the volume of premiums we write will be reduced. In addition, because our insurance products are often marketed through independent insurance agencies which represent more than one insurance company, we face competition within each agency. We also face competition from the implementation of self-insurance in the commercial insurance area. Many of our customers and potential customers are examining the risks of self-insuring as an alternative to traditional insurance.

Changes in foreign exchange rates may impact our results

We publish our consolidated financial statements in pounds sterling. Therefore, fluctuations in exchange rates used to translate other currencies, particularly other European currencies and the Canadian and U.S. dollar, into pounds sterling will impact our reported consolidated financial condition, results of operations and cash flows from period to period. These fluctuations in exchange rates will also impact the pound sterling value of our investments and the return on our investments. For a discussion of the impact of changes in foreign exchange rates on our results of operations for each of 2005 and 2004, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

Back to Contents

ITEM 4. INFORMATION ON THE COMPANY

OVERVIEW

Royal & SunAlliance is the product of the merger in 1996 of two of the then largest U.K. insurers Royal Insurance Holdings plc and Sun Alliance Group plc.

Royal & Sun Alliance Insurance Group plc is a public limited company registered in England and Wales No. 2339826. The registered office and principal office of the company is 9th Floor, One Plantation Place, 30 Fenchurch Street, London, EC3M 3BD. The company’s website address is www.royalsunalliance.com and its telephone number is + 44 (0)20 7111 7000.

R&SA is a multinational insurer operating in 27 countries and covering risks in over 130 countries. Our objective is to run property and casualty insurance businesses with strong market positions to deliver:

•	Sustainable profitable performance.

•	Targeted growth.

•	Continuous operational improvement.

Our portfolio of businesses is diverse and provides exposure to markets at different stages in the insurance cycle and at different stages of development. Consequently our strategies vary from market to market but there are a number of common themes supporting our businesses, such as leveraging Group expertise and focusing on operational improvement to enhance operational efficiency, controls and the customer experience.

In September 2003, we announced the outcome of a review of our operations that we instituted in April 2003. The purpose of the review was to provide a comprehensive picture of our businesses, the markets and their long term viability and attractiveness. The review also examined the operating performance of the business to identify opportunities for further improvement. Following the review we implemented a strategy to:

•	Focus on property and casualty in markets and segments where we have strong positions;

•	Strengthen the Group’s capital base;

•	Restructure and derisk the U.S. business;

•	Achieve operational excellence in underwriting and claims management;

•	Achieve £270 million of annualized expense savings by the end of 2006; and

•	Instill a performance management culture, with a clear focus on delivery and accountability.

In 2004 we sold our U.K. and Scandinavian Life operations. We also sold our small operations in Peru, Poland, France, Malta, Pakistan and our associate interests in South Africa and Philippines.

In 2005, we sold our nonstandard automobile insurance business in the U.S. our Japanese operation, our holding in Rothschilds and our equity investment in Thailand.

We are a focused general insurer with strong market positions in our chosen markets and segments. In the United Kingdom we are second largest general insurer based on 2004 gross premiums earned and third largest in the Nordic region (referred to as Scandinavia) based on June 30, 2005 net premiums earned. In our International region we are the seventh largest insurance company in Canada based on 2004 direct premiums written, we are the fourth largest in Ireland based on 2004 net premiums written and are well positioned in some of our other markets.

R&SA offers a broad range of property and casualty insurance products to commercial and personal insurance customers. The Group has complementary businesses which support its insurance operations, such as risk management services including claims management and loss control services, in our major markets around the globe. We market our products through multiple channels, including brokers, other intermediaries, corporate

Back to Contents

partnerships and affinity groups, as well as direct to customers. This multi-channel distribution strategy allows us to reach a broad cross-section of people.

2005 was a very good year for the Group and the impact of three years of management actions and continued delivery against our objectives resulted in a greatly improved financial performance with profit after tax increasing to £605 million. In 2005 we have been building a pipeline for the future through organic growth and selective acquisitions. During the year we acquired the number one Chilean general insurer based on 2003 gross premiums written, a brokerage in Alberta, a Danish marine portfolio and a Canadian marine portfolio.

In 2003 we set out an improvement plan to deliver annualized expense savings of £270 million by the end of 2006. At the end of 2005 we have delivered £240 million of annualized expense savings. We have made good progress in restructuring the business, implementing new systems and focusing on underwriting, claims and customer service.

Key to delivering our strategy is embedding a performance management culture and having the right people. We are committed to developing talent and creating an environment where people are challenged, accountability assigned and performance rewarded. In the last three years, we have significantly strengthened the ‘top 100’ management team and clearly aligned reward with personal performance for over 80% of employees, up from just 15% in April 2003.

In 2005 the operating result for the Group of £698 million (2004: £258 million) has been achieved against the background of a mixed pricing environment and after absorbing the impact of weather events including floods in the United Kingdom and India, storms in Scandinavia and Canada and hurricanes in the Americas. In 2005 the Group reported:

•	net premiums written (gross premiums written less premiums reinsured) of £5,400 million, or $9,288 million (2004: £5,082 million);

•	combined operating ratio of 97.0% (2004: 104.8%);

•	profit before tax on ordinary activities of £865 million, or $1,489 million (2004: £38 million);

•	profit attributable to shareholders of £555 million, or $956 million (2004: loss £125 million);

•	total investments, including cash and cash equivalents, of £15,614 million, or $26,856 million (2004: £15,447 million); and

•	shareholders’ funds of £2,743 million, or $4,718 million (2004: £2,321 million).

For a discussion of our financial results see “Item 5—Operating and Financial Review and Prospects”.

Our operating segments have been defined based on the way we manage and run our business. The Group is divided into four regions: United Kingdom, International, Scandinavia and United States (which is closed to new business). The Core Group comprises, United Kingdom, International and Scandinavian operations. The Core Group delivered a 2 point improvement in its combined operating ratio to 94.1% in 2005.

The net written premiums of our operations in 2005 were:

•	The United Kingdom accounted for £2,639 million, or 48.8%, of the Group’s net premiums written.

•	Scandinavia accounted for £1,324 million, or 24.5%, of the Group’s net premiums written.

•
International (which comprises of operations in the mature markets of Canada, Ireland, Italy and selected emerging markets including Latin America and the Middle East) accounted for £1,337 million, or 24.8%, of the Group’s net premiums written.

•	The United States accounted for £100 million, or 1.9%, of the Group’s net premiums written.

Back to Contents

Our key objective of delivering sustainable profitable performance remains unchanged. With the disposal of our nonstandard automobile business we no longer have any ongoing business in the U.S. Given this change, our previous target for our ongoing business of 100% on average across the cycle is no longer relevant.

Going forward we will report the Core Group’s combined operating ratio together with the insurance result of our U.S. business. Based on our knowledge and assumptions today we would expect the Core Group to deliver a combined operating ratio of around 95% in 2006. In the U.S., on a business as usual basis we anticipate broadly breaking even at the insurance result level in 2006. We remain focused on our objective of bringing certainty and finality to the U.S. exposure. However, the execution of this will be complex.

Back to Contents

PRINCIPAL MARKETS

Overview

We offer a broad range of property and casualty insurance products in our United Kingdom, Scandinavia and International regions. In the United States we offered nonstandard automobile insurance but disposed of this business in November 2005. We have business in markets at different stages of development, with fundamentally different characteristics which present a range of strategic options to deliver growth. The markets in which we operate are competitive and in many of our chosen markets and segments we have strong positions. Our strategies vary from market to market but there are a number of common themes which support our businesses.

The table below presents the distribution of our 2005 and 2004 consolidated property and casualty net premiums written by region and line of business. The Group had a quota share arrangement with Munich Re Group from 2002 and until the end of 2004, pursuant to which 8% of the majority of our property and casualty business written in 2004 in the United Kingdom, Denmark, Canada and Ireland was reinsured. The amount of premiums written ceded in 2004 was £328 million. The Group did not renew the quota share arrangement in 2005 and this had a positive impact on the level of net written premiums in 2005.

In the U.K. we are ranked second largest Commercial insurer and third largest Personal Insurer in each case based on 2004 gross premiums earned. In Scandinavia (which comprises; Denmark, Sweden, Latvia, Lithuania and Norway) we are ranked the third largest based on 2004 gross premiums earned.

Our International business has operations in 21 countries. The business comprises a balanced portfolio of operations in the mature markets of Canada, Ireland and selected emerging markets in Latin America, Asia and the Middle East.

The information presented below for our United States region includes $0.3 billion of net premiums written by the nonstandard automobile business which was sold in November 2005 and negative premiums for discontinued businesses of $0.1 billion arising from mid-term cancellations and reinsurance premiums ceded.

Back to Contents

Property and Casualty Net Premiums Written

The table below presents the distribution of consolidated general insurance net written premiums by region and line of business for the years ended December 31, 2005 and 2004.

	Year ended December 31,
	2005		2004
	£ in millions	% of total	£ in millions	% of total

United Kingdom:
Personal	835	15.4%	783	15.4%
Commercial	1,804	33.4	1,775	34.9

Total United Kingdom	2,639	48.8	2,558	50.3

Scandinavia:
Personal	703	13.0	656	12.9
Commercial	621	11.5	572	11.3

Total Scandinavia	1,324	24.5	1,228	24.2

International:
Personal	812	15.1	717	14.1
Commercial	525	9.7	469	9.2

Total International	1,337	24.8	1,186	23.3

Core Group
Personal	2,350	43.5	2,156	42.4
Commercial	2,950	54.6	2,816	55.4

Total Core Group	5,300	98.1	4,972	97.8

United States:
Personal	177	3.3	220	4.4
Commercial	(77)	(1.4)	(110)	(2.2)

Total United States	100	1.9	110	2.2

Total property and casualty:	5,400	100.0%	5,082	100%

Total personal	2,527	46.8%	2,376	46.8%
Total commercial	2,873	53.2	2,706	53.2

Total property and casualty	5,400	100.0%	5,082	100.0%

Back to Contents

The table below presents our 2005 and 2004 property and casualty loss, expense and combined ratios by region and line of business. A loss ratio is the ratio of net incurred losses and loss adjustment expenses to net premiums earned. An expense ratio is the ratio of insurance operating expenses (acquisition and administration costs less reinsurance commissions and profit participations) to net premiums written. A combined ratio is the sum of these two ratios. These ratios are measures of the underwriting profitability of an insurance company. To enable comparison between years we exclude reorganization costs from insurance operating expenses in calculating expense ratios. A combined ratio below 100% generally indicates profitable underwriting. A combined ratio over 100% generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100% may be profitable to the extent net investment results exceed underwriting losses.

Property and Casualty Loss, Expense and Combined Ratios

The table below presents general insurance loss, expense and combined ratios, expressed as a percentage of net premiums, by region and line of business for the years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005			2004
	Loss Ratio (%)	Expense Ratio (%)	Combined Ratio (%)	Loss Ratio (%)	Expense Ratio (%)	Combined Ratio (%)

United Kingdom:
Personal	62.9	33.3	96.2	62.3	34.3	96.6
Commercial	61.6	31.1	92.7	66.7	30.2	96.9

Total United Kingdom	62.1	31.8	93.9	65.1	31.4	96.5

Scandinavia:
Personal	83.6	18.9	102.5	84.4	17.3	101.7
Commercial	64.2	21.3	85.5	67.8	20.9	88.7

Total Scandinavia	74.4	20.0	94.4	76.5	19.1	95.6

International:
Personal	63.5	29.3	92.8	67.3	28.7	96.0
Commercial	58.0	39.6	97.6	58.6	39.0	97.6

Total International	61.4	33.3	94.7	63.9	32.7	96.6

Core Group
Personal	69.0	27.6	96.6	70.2	27.3	97.5
Commercial	61.5	30.6	92.1	65.1	29.7	94.8

Total Core Group	64.9	29.2	94.1	67.4	28.7	96.1

United States:
Personal	63.2	24.8	88.0	67.8	30.0	97.8
Commercial	—	—	—	—	—	—

Total United States	144.4	68.9	213.3	137.7	93.1	230.8

Total property and casualty:
Total personal	68.6	27.5	96.1	84.7	32.4	117.1
Total commercial	65.6	32.2	97.8	65.4	29.7	95.1

Total property and casualty	67.0	30.0	97.0	73.9	30.9	104.8

To enable comparison between years we exclude reorganization costs from insurance operating expenses in calculating expense ratios. Our reorganization costs amounted to £86 million in 2005 and £118 million in 2004. Including the reorganization costs our combined ratio would have been 98.6% in 2005 and 107.0% in 2004.

Our consolidated property and casualty combined ratio for 2005 was 97.0% and for 2004 was 104.8%. See “Item 5—Operating and Financial Review and Prospects” for a discussion of the factors contributing to our underwriting result in 2005.

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

•	Pet insurance—Policies which provide benefits in the event of veterinary treatment fees, death or loss of pet and third party liability.

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

Casualty/Liability. Insurance covers for:

•	Employers’ liability—This protects the insured companies against claims from employees arising from accident, injury or industrial disease;

•	Public liability—This protects an organization against claims arising from the conduct of its business or its products resulting in injury to or damage to third parties or property;

•	Professional indemnity—This protects professionals such as architects and engineers against claims of negligence in relation to the services they provide; and

•	Directors’ and officers’ liability—This protects executives and non-executives against the possibility of legal action.

Commercial automobile. Insurance covers for businesses against losses incurred from personal bodily injury, bodily injury to third parties, property damage to an insured’s vehicle, and property damage to other vehicles and other property resulting from the ownership, maintenance or use of automobiles and trucks in a business.

Other commercial lines. Includes:

•	Engineering—Consists of engineering insurance, inspection and risk management business for machinery, plant and construction.

Back to Contents

•	Specialty lines—Customized liability and specialized risk insurance covers for particular classes or groups of clients.

•	Marine—Insurance covers for physical loss or damage to cargo and vessels.

•	Aviation—Aircraft property damage and liability insurance cover.

•	Transit—Insurance covers for goods in transit and freight liability for the transportation industry.

United Kingdom

Overview

We have operated in the United Kingdom since our founding in 1710. In September 2004, we disposed of our U.K. Life and asset accumulation business. This decision reflects our strategy of focusing capital and resources in property and casualty insurance markets. We are the second largest property and casualty insurer in the United Kingdom, with leading positions in both personal and commercial lines, based on 2004 gross premiums earned. Our United Kingdom region employs approximately 10,500 people in 25 offices.

Our focus in the United Kingdom is on seeking to develop our property and casualty insurance business profitably by taking advantage of our experience in underwriting as well as claims and customer management.

We have implemented a U.K. Business Transformation Program to review a wide range of business improvements and expense savings. The savings are expected to arise principally from improvements in our systems and processes following the significant reduction in the number of products offered pursuant to our review. As part of the program, we are evaluating options for improving operational efficiencies. As part of our improvement to operational efficiencies, we planned to move 1,200 jobs to India over a two year period beginning September 2004. To date approximately 550 jobs have been transferred and the balance are expected to transfer by year end 2006.

United Kingdom Property and Casualty Business

Our U.K. property and casualty business offers a range of personal and commercial products nationwide. We market our property and casualty products through multiple channels in the United Kingdom. We distribute personal products through affinities, brokers, agents and direct channels. We market to the public by telephone and mail and through the internet. We distribute commercial products through international, national and local brokers, agents and direct to customers.

The U.K. property and casualty market is mature and highly competitive in both personal and commercial lines. Prior to the World Trade Center terrorist attack, competition and over-capacity had led to underwriting losses and difficult pricing conditions for the market in general. Underwriting losses incurred by the U.K. property and casualty insurance market as a whole, having approximately doubled from £1,095 million to £2,477 million between 1997 and 1998, deteriorated further to £2,927 million in 2000. However, in 2001, following the World Trade Center terrorist attack, market conditions changed dramatically with significant price increases partly offset by increased reinsurance premiums as capacity was significantly reduced. The FSA also sought to instill greater underwriting discipline into the commercial market. Consequently, the underwriting result of the U.K. market as a whole in 2004 improved to a profit of £1,360 million.

In the household market, property premiums increased by 2.5% in 2004 and 9.6% in 2003. The premium increases resulted in a continued trend of underwriting profit in the property segment with £778 million in 2004, exceeding 2003 by £411 million.

The U.K. personal and commercial automobile market incurred a £71 million underwriting loss in 2004. This marks a downturn in the market compared to 2003 when the automobile market almost reached profitability with an underwriting loss of just £5 million. This sector has been adversely affected by rising claims costs and rising changes in provisions contributing to an increase in claims and expenses, which have exceeded the 7.4% increase in net premiums written in 2004.

The U.K. market as a whole, other than automobile made an underwriting profit of £1,431 million in 2004. Net premiums written in the overall U.K. market other than automobile increased by 2.5% in 2004.

Back to Contents

In response to adverse market conditions, the U.K. insurance industry has experienced significant consolidation in recent years. We estimate that, based on 2004 gross premiums earned, the five largest insurance groups now have a combined market share of approximately 39% of the property and casualty market.

In 2004, the overall U.K. commercial property and casualty market’s premium income was reduced by almost 1.0%. The impact of the pricing pressure is clear when compared to the premium growth rate of 17.7% in 2003 and 16.6% in 2002. General liability premium income remained static in 2004, property premium income displayed the highest level of growth increasing by 2.8% and within a tough rating environment automobile premium income decreased by 2.5%.

In personal lines, competition is primarily based on price, service, convenience and, increasingly, brand recognition. In commercial lines, competition is based on price, and on relationship management, quality of service, brand recognition and availability of value added services. We compete principally with the other insurers writing property and casualty business with major operations in the United Kingdom in all channels as well as with the major international insurers in the broker channel. In personal lines, we have also experienced increasing competition from new entrants, such as retailers using their brands to distribute insurance.

The table below presents the distribution of our 2005 and 2004 property and casualty net premiums written and combined ratios by product group in the United Kingdom.

	2005			2004
	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Household	383	14.5%	90.4	384	15.0%	97.1
Personal automobile	404	15.3	102.9	370	14.5	101.6
Other	48	1.8	101.8	29	1.1	87.2

Total Personal	835	31.6	96.2	783	30.6	96.6

Commercial:
Property	711	27.0	91.6	780	30.5	81.3
Casualty	348	13.2	96.8	358	14.0	100.9
Commercial automobile	599	22.7	88.9	507	19.8	96.4
Other	146	5.5	112.7	130	5.1	167.0

Total Commercial	1,804	68.4	92.7	1,775	69.4	96.9

Total United Kingdom	2,639	100.0%	93.9	2,558	100.0%	96.5

In 2005, we had a 12.0% share of the household market sector and a 4.6% share of the personal automobile market sector, based on 2004 gross premiums earned. We distribute our personal lines business through affinities, brokers, agents and direct marketing to the public by telephone, mail and the internet. In 2005, the affinity channel accounted for 19% of our U.K. personal lines business, brokers and professional agents accounted for 29% and direct sales accounted for 52%.

We write personal lines business, primarily household and accident insurance that is marketed under the names of financial services institutions, including banks and mortgage lenders. We call this distribution channel our affinity distribution channel as it involves working with other companies in the marketing of our products. Our affinity channel gives us access to a broader base of consumers than we might otherwise be able to reach by allowing us to capitalize on the existing broad customer base and brand recognition of our affinity partners. In 2005 we successfully negotiated a number of deals with affinity partners enabling us to grow this side of our business. We also have a number of long-standing relationships with major affinity groups, such as automobile clubs through which we write primarily automobile insurance. Additionally, we intend to focus on opportunities to form relationships with commercial customers to market our products to their employees.

We are a significant direct insurer in the U.K. personal lines market. In the direct markets, we focus our marketing efforts on the more profitable customer groups using our brand name, “MORE TH>N”. We are continuing with significant media advertising in support of the brand. We sell household, automobile and other

Back to Contents

personal policies via the telephone, newspaper advertisements, direct mail campaigns and the internet. To serve our direct and affinity customers, we operate call centers during extended operating hours that provide new business quotes, service existing business and deal with claims over the telephone.

The personal lines broker distribution channel consists of brokers, agents and other intermediaries, including major chains, groups of brokers operating under common marketing frameworks and smaller firms operating under their own names. The principal personal lines distributed by brokers are personal automobile and household insurance. In the broker channel, by carefully monitoring relationship profitability, we focus on our more profitable brokers and business lines. We reviewed the profitability of all of our broker relationships as part of a review announced in November 2002 which led to significant reduction in sales by this channel. In 2005, our improved pricing sophistication, allowing us to deliver competitive prices and acceptable returns from this sector has enabled us to increase our participation in this market.

In the U.K. commercial market, we are the second largest commercial lines insurer based on 2004 gross premiums earned, conducting business with a majority of the companies comprising the U.K. FTSE 100 stock index. We also operate in the London Market. The London Market is a market for international insurance and reinsurance, comprising mainly high exposure and complex risks. Companies operating in the London Market underwrite specialized risks such as marine, aviation and directors’ and officers’ liability. In 2005, commercial lines gross premiums written of £2.2 billion accounted for 66% of our U.K. property and casualty business. Our principal competitors are the large U.K. and European insurers writing property and casualty business although the commercial market is increasingly seeing competition from major U.S. insurers.

We are the second largest U.K. insurer in the three commercial markets of public and general liability, property, and automobile, based on 2004 gross premiums earned. We have a 14.4% share of the commercial automobile market, a 13.0% share of the commercial property market and an 8.6% share of the commercial public and general liability market, all based on 2004 gross earned premiums. We also have significant shares of the marine, engineering and transit markets.

Our commercial customers range from individual traders and small businesses to large multinational companies in such diverse industries as construction, financial services, manufacturing and the arts. We have structured our operations to target the needs of these diverse customer groups by arranging our commercial business into three customer segments:

•	Small Business—which is comprised of small business customers with annual gross revenues of up to £1 million who are largely price and process oriented;

•	Corporate—which is comprised of mid-market customers with annual gross revenues of between £1 million and £100 million;

•	Risk Solutions—which is comprised of large U.K. multinational companies with annual gross revenues of over £100 million who require customized products and service; and

•	Specialist Businesses—provides specialist insurances such as marine and property investors.

We distribute our U.K. commercial lines business nationwide, and, consistent with our strategy of providing global coverage for our commercial customers, we also offer international products to our clients with global operations. We believe our competitive advantage in the commercial market consists of our ability to underwrite a broad range of commercial products, our nationwide network, our quality-accredited claims performance and our relationship management skills. This is supported by our 16 commercial service centers and approximately 3,700 people.

We distribute our commercial lines business through international, national and regional brokers, independent intermediaries, agents and direct to customers. In 2005, brokers and independent agents accounted for approximately 98% of our commercial lines net premiums written in the United Kingdom. We distribute commercial lines business through a network of approximately 4,000 brokers and independent agents located throughout the United Kingdom. Direct business accounted for approximately 2% of our U.K. commercial lines net premiums written in 2005.

Back to Contents

In 2006 we are aligning the work we do with brokers, within commercial and personal lines, into a single business area. A new organization structure will be put in place designed to provide clearer alignment to our customers and to give increased focus on our sales processes.

In the commercial market we intend to maintain our strong position in the property and casualty market by enhancing our customer propositions to our key business segments, focusing on our key areas of intellectual capital of underwriting and claims handling and simplifying our business model where possible.

From October 2004, we renewed our contract for another six year term with Motability Finance Limited, a company which provides lease financing on behalf of the Motability charity to enable disabled people to remain mobile. Under the Motability Finance Limited contract, we write automobile insurance that is included in the package offered to persons leasing automobiles through Motability. In 2005, Motability business accounted for 32% of our net automobile premiums written in the United Kingdom.

United Kingdom Life and Asset Accumulation Business

In September 2004, we disposed of our U.K. life and asset accumulation business. This decision reflects our strategy of focusing capital and resources in property and casualty insurance markets.

Scandinavia

Overview

We are the third largest general insurer in the Nordic Region. This region comprises Denmark, Sweden, Norway, Latvia and Lithuania. In line with the rest of the Group, our strategy is to focus on markets where we hold positions that enable us to see the positive benefits of the underwriting and pricing actions that we have taken. In both Denmark and Sweden we are the third largest insurer based on 2005 net premiums earned. These businesses are supported by our growing operations in Latvia and Lithuania (Baltics) where we hold market leading positions, in each case, based upon 2005 gross premiums written.

We operate in Scandinavia through our Danish subsidiary, Codan A/S, the holding company of the insurance companies writing property and casualty business. We currently own approximately 72% of Codan. The balance is publicly traded on the Fondsborsen, the Danish stock exchange.

Scandinavian Property and Casualty Business

The majority of our sales are made directly to the company’s customers, through tied agents, or key account managers in connection with customer visits, and through customer consultants based in call centers. In addition to these direct sales channels, in Denmark we continued to expand our distribution network through affinity arrangements with companies that have a strong distribution network, representing 7% of total sales for 2005. Consequently, another three banks, among these Spar Nord, chose to join the insurance solution we developed for the Danish Association of Local Banks in the Danish market. As a result of the experience gained from the sale through Danish banks, we decided to sell insurance in the Swedish market through a banking partnership with Swedbank (FöreningsSparbanken). In addition, in Denmark and Sweden we have entered into partnerships with a number of selected motor manufacturers to sell insurance products and focusing on the motor sector in Denmark we have jointly developed a vehicle inspection and insurance cover product. Sales through brokers represented 22% of total sales for 2005. Internet sales represent 2% and do not yet account for a significant proportion of sales. However, in the Swedish market, we recorded increasing customer interest in this sales channel.

Personal motor accounted for 25% of our 2005 property and casualty net premiums written in Scandinavia, commercial motor accounted for 17%, property products accounted for 20%, household products accounted for 15%, personal accident products accounted for 12%, marine products accounted for 3% and other products accounted for 8%. Commercial clients include a number of the leading Scandinavian companies, as well as medium and small businesses in Scandinavia.

The operational performance improvement program introduced in 2003 has now moved to business as usual, with the commitment of delivering on our targets by continuously improving our claims handling and underwriting capabilities, as well as constantly monitoring and updating our product offering.

Back to Contents

Pursuing opportunities for acquisition based growth, led to the acquisition during 2005 of TopDanmark’s marine portfolio which consolidates our number one position in Danish marine, based upon 2005 gross premiums written.

During 2005, we took the next step in driving forward the pan Nordic organizational initiative by realigning our organization along business lines rather than by geographical regions. The new organization consists of a number of divisions; Commercial, Personal, Key Accounts, Marine and the Baltics. These business divisions will be serviced by a number of pan Nordic support functions. We will continue to evaluate opportunities for enhancing scale and efficiency in the forthcoming years.

Our employees are key to our success. We are well on our way to moving towards a true performance culture, implementing a performance orientated bonus system for all employees, which is integral to embedding the new culture. We are establishing a more open and challenging culture, which is fairer and offers better promotion prospects with clear and open structures. We believe that this new culture makes us better placed to get the right people for the right jobs. We now have more effective tools to measure leadership performance, thus making it possible for everyone to see their strengths and areas for development. This culture will help us to develop our business.

We are committed to driving the pan Nordic organization forward but recognize that each country is different and our customer propositions, customer segmentation, pricing models and brands are adapted for each market. As a result, we remain committed to our multibrand strategy in our primary markets where we trade under a variety of brand names: Codan; Trekroner and Privatsikring in Denmark and Trygg-Hansa; Aktsam and Tre Kronor in Sweden.

In Scandinavia, net premiums written of £1,324 million were up 8% on 2004 and the underwriting result improved by 20% to £65m. The Scandinavian combined ratio of 94.4% improved by 1.2 points on 2004.

The claims ratio in 2005 was 74.4% in 2005, which was 2.1 points better than the prior year while the expense ratio reflected an increased sales focus and a general strengthening of support functions, including a number of additional regulatory costs. The improvement in our claims ratio reflects the result of the performance improvement program focusing on more sophisticated pricing models, expansion of rate plans into the part of the commercial book that was previously manually underwritten, as well as continued management action to improve our claims handling and sales efficiencies.

Our Commercial business, with a combined ratio of 85.5%, performed strongly reflecting the benefits of a review of the entire portfolio and increasing premium rates to levels that properly reflect the risk in recent years. In Personal lines, the combined ratio of 102.5% and the Swedish Personal lines combined ratio of 104.7% reflects the decision to strengthen personal accident reserves. In Denmark the combined ratio for Personal lines was 99.5%.

A number of factors influenced our 8% growth in net premiums written, including improvements in the way in which we structure our reinsurance arrangements.

Back to Contents

The table below presents the distribution of our 2005 and 2004 property and casualty net premiums written and combined ratios by line of business for Scandinavia.

	Year Ended December 31,
	2005			2004
	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Denmark	207	15.7%	99.5	193	15.7%	98.5
Sweden	440	33.2	104.7	415	33.8	104.1
Other	56	4.2	92.4	48	3.9	93.6

Total	703	53.1	102.5	656	53.4	101.7

Commercial:
Denmark	299	22.6	97.4	258	21.0	96.0
Sweden	280	21.1	72.4	280	22.8	81.1
Other	42	3.2	91.4	34	2.8	94.5

Total	621	46.9	85.5	572	46.6	88.7

Total Scandinavia	1,324	100.0%	94.4	1,228	100.0%	95.6

The table below presents our 2005 and 2004 property and casualty loss, expense and combined ratios for Scandinavia by line of business.

	Year Ended December 31,
	2005			2004
	Loss Ratio %	Expense Ratio %	Combined Ratio %	Loss Ratio %	Expense Ratio %	Combined Ratio %

Personal	83.6	18.9	102.5	84.4	17.3	101.7
Commercial	64.2	21.3	85.5	67.8	20.9	88.7
Total Scandinavia	74.4	20.0	94.4	76.5	19.1	95.6

We have continued to enhance our concept of dynamic pricing, where prices are based on market factors, price elasticities and technical price. We have also expanded our rate plan based pricing to the part of our commercial book which was previously manually underwritten.

Our customer value propositions have been refined for the Personal market with enhanced value propositions for targeted customer groups, notably families and the over 50 age group. In Commercial we have introduced customer value propositions aimed at being the best in the market for advisory services. We facilitate Commercial clients’ risk management activities with counseling programs, product offerings, claims adjustment programs, and claims prevention programs.

In 2005, customer surveys in Denmark and Sweden showed high levels of customer satisfaction. In both Denmark and Sweden, we recorded a net positive inflow of Personal customers in 2005. We believe that the work to improve our value propositions is a major contributor to this increased number of customers.

We will continue to develop and improve our distribution channels in Scandinavia, where most insurance is written direct through call centers and tied agents for both Personal and Commercial insurance. Unlike the position in many other countries, only a limited proportion of the commercial book is written through brokers.

The markets of Latvia and Lithuania have exciting growth prospects following entry into the European Union in May 2004. In these markets we have gained market share consolidating our number one position. We continue to drive growth and reduce operating costs. Net premiums written for 2005 are up 26% on 2004 to £87 million and the combined ratio was 90.3%. We will maintain our focus on growth within these markets as well as continue to develop the infrastructure by utilizing best practice from the Group’s other operations.

Back to Contents

In line with our strategy of becoming a pure general insurer we disposed of our Danish Life insurance operation in 2004 and our Latvian life insurance operation in 2005.

We remain committed to improving our core capabilities; pricing, underwriting and claims handling. We believe focusing on our core capabilities will help to mitigate the effect of any softening of the rating environment and maintain our profitability. In addition, we will be looking for further profitable growth opportunities.

In summary, we will maintain our focus on the markets and business lines where we have scale and see evidence of sustainable profitable growth. With the changes we have made in our performance culture and organizational structure, our team is well positioned to deliver on these opportunities.

International

Overview

Our International businesses are a balanced portfolio of operations in the mature markets of Canada, Ireland and Italy and selected emerging markets in Latin America, Asia and the Middle East. In Canada, we are a leading provider of property and casualty insurance products in both the commercial and personal insurance markets. We believe that our Canadian and Irish businesses have attractive market positions and long term development potential. We will choose market segments where we have a competitive advantage and actively manage the risk profile of each business with a focus on profitability. The majority of our International businesses produced an underwriting profit in 2005.

In March 2005, following the disposal of our Japanese business, we announced the merger of our Asia and Middle East regions to create a new enlarged region.

Our International region employs approximately 6,500 people.

The table below presents the distribution of our 2005 and 2004 net premiums written and combined ratios by product group for International.

	Year Ended December 31,
	2005			2004
	£ in millions	% of Total	Combined Ratio %	£ in millions	% of Total	Combined Ratio %

Personal:
Canada	436	32.6%	94.9	360	30.4%	96.7
Europe	237	17.7	86.5	229	19.3	96.4
Latin America	109	8.2	100.4	67	5.7	97.8
Asia & Middle East	30	2.2	84.1	61	5.1	87.5

Total Personal	812	60.7	92.8	717	60.5	96.0

Commercial:
Canada	142	10.6	94.6	127	10.7	94.6
Europe	169	12.7	99.4	166	14.0	101.7
Latin America	140	10.5	102.1	99	8.3	94.0
Asia & Middle East	74	5.5	91.7	77	6.5	97.9

Total Commercial	525	39.3	97.6	469	39.5	97.6

Total International	1,337	100.0%	94.7	1,186	100.0%	96.6

Back to Contents

The table below presents our 2005 and 2004 property and casualty loss, expense and combined ratios by line of business for International.

	Year Ended December 31,
	2005			2004
	Loss Ratio %	Expense Ratio %	Combined Ratio %	Loss Ratio %	Expense Ratio %	Combined Ratio %

Personal	63.5	29.3	92.8	67.3	28.7	96.0
Commercial	58.0	39.6	97.6	58.6	39.0	97.6
Total International	61.4	33.3	94.7	63.9	32.7	96.6

Canada

In Canada we offer insurance products and services to customers across the country. With a market share of 4.1% in 2004 we are the seventh largest insurance company based on gross direct premiums written, which excludes premiums for Canadian multinational business written outside of Canada and then ceded back to Canada. Our Head Office is located in Toronto and is supported by fully serviced Regional offices located in the major territories across Canada. We offer a wide-range of insurance products and services that are designed to meet the needs of both our personal and our commercial customers. Our products are distributed to our customers through independent brokers, managing general agents, third party administrators and direct to policyholders. Our underwriting, policy processing and claim services are provided through Regional Offices that are located in Ontario, Quebec, Newfoundland, Nova Scotia and Alberta. In 2005 we extended our position as the largest writer of marine insurance based on direct premiums written with the acquisition of a significant marine program. We also expanded our direct writing capabilities in Western Canada through the acquisition of Morgex Insurance Group based in Alberta.

The Canadian property and casualty industry produced a third consecutive underwriting profit in 2005 with the provisionally published combined ratio reported at 92.3% compared to the 90.5% reported in 2004. The market is highly competitive with over 100 separate insurance groups writing direct premiums of $35 billion in 2004. A number of provincial government insurers also participate in the market writing an additional $4 billion primarily in personal automobile insurance. The leading insurance company held a 10% market share in 2004 while the top 10 insurance companies collectively held a market share of 54%. The majority of insurance products and services are distributed through independent brokers with brokered companies writing approximately 64% of Industry’s total net premiums written. Automobile is the dominant product in Canada representing 52% of net premiums written. Household and Commercial Property premiums collectively represent 29% of premiums while liability and other commercial premiums represent 19%.

We have a well established multi-channel distribution capability that allows us to market our products and services through intermediaries, managing agents and directly to policyholders. In personal lines, we market our products through four separate brands, each with its own targeted business focus. The Royal & SunAlliance brand utilizes brokers and third party administrators to distribute both traditional household and automobile products as well as specialty products to policyholders across most provinces and territories in Canada. Western Assurance also utilizes the broker channel to distribute traditional products in Ontario focusing on policyholders that possess preferred underwriting characteristics. The Johnson Corporation is our direct writer that writes personal lines business primarily through group sponsorships affiliations. In 2005 The Johnson Corporation acquired the Morgex Insurance Group to significantly increase its presence in Western Canada. We also write household and automobile products for groups through our intermediated Ascentus brand.

In commercial lines we market the majority of our products under the Royal & SunAlliance brand through a network of independent brokers to businesses across all of Canada. We also distribute a variety of marine products through a subsidiary managing general agent, Coast Underwriters. In 2005 we acquired a significant marine portfolio from ING extending our position as the largest provider of marine insurance in Canada based on direct premiums written. Our commercial products are managed under the three broad segments of Small Business, Custom Risk and Specialty Risks. Our Small Business strategy is based on standardized products, disciplined pricing and underwriting, and efficient delivery through our brokers. Our Custom Risk (mid-market) strategy is based on customized products, industry segmentation, superior underwriting capability and

Back to Contents

value-added delivery. Our Specialty Risk strategy is based on risk management expertise within selected specialties and our highly skilled underwriting and pricing capabilities.

Europe

Ireland: The profitability of the Irish market maintained very high levels again in 2005 with an industry COR likely to be less than 85%. However, insurance premiums continue to reduce in response to structural changes that have rebased the industry claims costs to a lower level. Further rate reductions are anticipated in 2006 and 2007.

The market is relatively concentrated, with the five largest market participants accounting for 67% of the gross premiums written in 2004. The two main local insurers, who were fifth and sixth largest in 2004, have been growing strongly in recent years at the expense of the top four companies. Our Irish business is the fourth largest in the market with 2004 net premiums written of €325 million and a 11% market share based on 2004 gross premiums written.

Our strategy is to be successful in our preferred market segments by focusing on strategic business classes, reducing claims costs and providing differentiated services and/or product offerings to our preferred partners.

Italy: Royal & SunAlliance Assicurazioni is based in Genoa with regional offices in Milan, Rome, Padua and Turin. Our business is focused in the geographical areas of the North and the Centre of Italy, with Southern Italy representing only 2.3% of our total premiums written. Our Italian operation is a solid well performing business with a sound track record of profitability, combined with growth. Our growth is above market average with growth of 4.8% in gross premiums written in 2005. It underwrites property and casualty business, with personal lines accounting for 58% of gross premiums written in 2005 and commercial lines accounting for 42%, with motor representing 51%. We have a clear focus on preferred segments with distinctive competencies. Non-tied multi-channel distribution allows for flexible and selective underwriting with over 230 non-tied agents and 300 international and domestic brokers. Net premiums written in 2005 were €253 million.

Latin America

We currently write property and casualty business in nine countries in Latin America, in Argentina, Brazil, Chile, Colombia, Mexico, the Netherlands Antilles, Aruba, Uruguay and Venezuela. We write the major lines of property and casualty business in Latin America primarily through brokers and agents. In 2005, our Latin America property and casualty business accounted for 18.6% of the International business’s net premiums written, with total property and casualty net premiums written of £249 million.

In October 2005, we acquired Compania de Seguros Generales Cruz del Sur SA, the leading property and casualty insurance company in Chile, and Argentinian sister company, La Republica Compania Argentina de Seguros Generales SA.

Prior to this we had intentionally reduced our presence to remain only in those countries where we can build a leading position and deliver sustainable profit performance. We have significantly reduced non-core exposures through a combination of strategic sales and cancellation of certain relationships. Prior to 2005, we disposed of our 20% shareholding in United Barbados, our 51% shareholding in Royal & Sun Alliance Insurance (Jamaica) Limited, our 75% shareholding in Royal & Sun Alliance (Eastern Caribbean) Limited, our 100% shareholding in Royal & Sun Alliance (Bahamas) Limited, our agency relationship with Freisenbruch Meyer Insurance Services in Bermuda, our 94.3% shareholding in Royal & Sun Alliance Insurance (Puerto Rico) Inc., our 64.9% shareholding in Royal & Sun Alliance Seguros Fenix in Peru, our agency relationship with the Falkland Islands Company and our Chilean life subsidiary, La Construccion.

We write both personal and commercial lines in Latin America, primarily property, automobile, marine, engineering and casualty insurance. In 2005, our commercial lines business net premiums written increased to £140 million, or 56.2% of our net premiums written in Latin America and our personal lines accounted for £109 million, or 43.8%. We believe that the personal lines market in the region continues to offer good growth opportunities, particularly through corporate partnership relationships with banks and other financial institutions.

Back to Contents

Our target commercial customers are medium to large sized companies, as such companies are defined within their local markets. We have invested to ensure quality service to our customers and distribution partners. We have electronic broker connectivity in all our operations.

We distribute both commercial and personal property and casualty products in Latin America through the major international brokers, local agents and brokers and corporate partnerships, primarily through banks and other financial institutions. The vast majority of our commercial business in Latin America is written through international brokers, as well as larger local intermediaries. Our personal lines business is principally transacted through brokers, agents and corporate partnerships but also on a direct basis in Argentina, which we established in 1998 as one of the first direct operations in Latin America.

In Latin America, we compete with large international insurers and the larger local insurers, some of which are either partially or wholly state-owned. The Latin American markets are competitive, driven in part by the perceived potential for growth in the region by these regional and global players. In 2005, rates continued to reduce due to the highly competitive nature of the markets, however our operations continued to only write business which they deemed to be profitable and declined business where the rates were below our acceptable price.

Asia & Middle East

Our operations in Asia and Middle East consist of Saudi Arabia, the UAE, Oman, Bahrain, Egypt, China, Hong Kong, Singapore, India and Malaysia through owned operations and equity investments. These operations are managed out of our regional head office in Dubai. We disposed of our business in Japan in February 2005. In July 2005, we sold our minority investment in Thailand.

The majority of our business is commercial lines, with net premiums written for 2005 of £74 million; personal lines business for 2005 accounted for £30 million net premiums written. Major classes of business in Asia & Middle East are casualty and motor business which account for 66% of the total net premiums written. Our commercial lines consist primarily of commercial property, casualty, engineering and marine insurance products while our personal lines consist largely of automobile and personal accident insurance. Our Asia and Middle East property and casualty premiums were predominantly derived from brokers, agents and corporate partnerships.

Local regulations in some of the Asian markets create significant barriers to entry for foreign firms, preventing majority foreign ownership and ensuring that local companies maintain substantial market share. In China, however, steps continue to be taken to open up the Chinese market following China’s entry into the World Trade Organization in 2001. We view China and India as longer term opportunities, with both markets expanding and maturing.

Competition remains strong in the Asia and Middle East region among numerous local and international insurers. Most of our Asian and Middle Eastern markets are dominated by local insurers.

United States

The United States region, headquartered in Charlotte North Carolina, has continued to pursue its strategic redirection for its property and casualty business, announced September 2003. Since then, we’ve decreased net premiums written by 98.6%, with our remaining in force business primarily in Personal Lines. The reorganization continues to support the Group’s strategy to protect its investment in the U.S., safeguard assets appropriately and minimize the risk of volatility in the overall Group operating result.

A major milestone was the consolidation of insurance companies to reduce the complexity of the organizational structure, better manage capital, and decrease operating expenses.

Our other stabilization efforts have also been successful. During 2005, we reduced open claims by 37.4%, decreased corresponding claim reserves by a further $1.2 billion to $3.4 billion, and collected almost $1.3 billion of reinsurance. Expenses are down by a further 28%, and we have reduced our collateralized debt obligations (“CDO”) exposure by more than 80% since the beginning of 2003. The performance of the investment portfolio was again very strong in 2005,with the investment result improving by £16 million to £116 million from £90 million in 2004 despite high cash outflow.

Back to Contents

In July 2005 we announced the sale of the nonstandard automobile business to Sentry Insurance a mutual company. The sale was completed in November 2005 following receipt of all appropriate regulatory approval. As a result of the sale, assets and liabilities held by the three legal entities that were sold of $268 million and $194 million, respectively, were removed from the balance sheet. The sale also included a reinsurance agreement to cede the nonstandard automobile business written by a fourth legal entity (Guaranty National) that was not part of the sale. This reinsurance agreement resulted in the transfer of unearned premium reserves of $26 million and loss and loss adjustment expense reserves of $64 million. The closing balance sheet is subject to adjustment as a result of the true up process scheduled to be completed in 2006. This could result in an adjustment to the purchase price and reported gain on the sale.

In late 2005, we filed withdrawal plans in relevant states. As of December 31, 2005, approvals had been received from Maryland and Florida. Discussions were ongoing with several other states. As of March 31, 2006 Personal Lines withdrawal plans were complete for all states except California, New York and Rhode Island AIP.

In order to continue the simplification of the legal entity structure and reduce the number of domestic states, Grocers Insurance Company was merged with Security Insurance Company of Hartford and The Sea Insurance Company of America was merged with Royal Indemnity Company as of December 31, 2005. The previous agreement to sell Grocers Insurance Company was terminated due to the inability of the buyer to obtain regulatory approval. Also, the redomestication of Guaranty National Insurance Company from Colorado to Connecticut was completed in December 2005.

Marine Indemnity Insurance Company of America was sold in January 2006 as a “shell” company for the value of its state insurance licenses, following receipt of approval from the New York insurance department on January 12, 2006. The aggregate pre-tax profit on this sale is approximately $2 million and was reflected in the first quarter 2006. Following the Marine sale, our U.S. operation has 4 remaining U.S. insurance companies domiciled in either Connecticut or Delaware. We filed a plan to move to a single regulatory structure on April 21, 2006 and have now received approval.

Following the sale of the nonstandard automobile business, our U.S. operation has very few policies remaining in force. Execution of the business strategy is focused on settlement of existing policyholder obligations as expeditiously as possible, including policyholder obligations that were retained following disposal or sale of businesses. The portfolio of policyholder obligations includes the commercial property and casualty businesses and standard preferred personal home and automobile businesses.

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

Under some insurance contracts with deductible features, we are obligated to pay the claimant the full amount of the claim. We are subsequently reimbursed by the policyholder for the deductible amount, and we are subject to credit risk until such reimbursement is made. Retrospectively rated policies were also written historically. Although the retrospectively rated feature of the policy substantially reduces insurance risk for us, it also introduces credit risk to us. To address the credit risk associated with loss sensitive business we adhere to company-wide collateral guidelines.

Commercial lines business also included various financial products, although a decision was made in 2001 to exit this sector of the market place due to high capital requirements to support the business. This business provides coverages for specific tranches within CDO’s as well as credit enhancement, debt service and residual value insurance products. At December 31, 2005 the gross and net exposure for CDO’s, aggregated approximately $241 million, which is comprised of $201 million of principal exposure and $40 million of interest guarantees. During 2005, we terminated eight CDO transactions, resulting in a $431 million reduction to the overall exposure. These terminations resulted in a net settlement payment of $49 million. The effect of these

Back to Contents

terminations significantly reduced the volatility and idiosyncratic risks associated with the CDO portfolio. As part of the terminations, $24 million of escrow accounts held for the benefit of certain CDO counterparties were released to the company on an unencumbered basis.

Starting in 2005, total held reserves are comprised of derivative reserves and insurance reserves as a result of the adoption of derivative accounting standard IAS 39 “Financial Instruments – Recognition and Measurement” for U.K. financial reporting. IAS 39 was adopted by the company for the year ended December 31, 2005 and 2004 was restated to give effect for the IAS 39 adoption. On the adoption of IAS 39, seven synthetic CDO transactions were reclassified from insurance to derivative contracts and gross derivative liabilities of $188 million (net $149 million) were recorded at fair value. The company derives the fair value of these contracts from termination quotes received from counterparties for the short-term synthetic contracts and a discounted cash flow approach, using the S&P CDO Evaluator model, for the two long-term contracts. The five short-term synthetic transactions were terminated in the 1st quarter of 2005 and two long-term contracts remain outstanding. Total held net reserves were $196 million as of year-end 2005 and $330 million at year-end 2004 representing a $134 million reduction in 2005. This reduction relates to the termination of the CDO transactions and other adjustments during the year. During February 2006 one of the remaining two contracts was terminated generating a small pre tax gain. The fair value of the remaining contract is $71 million.

The held reserves are management’s best estimate based on known events that have occurred and have a high probability of occurring as of the balance sheet date, and as such management believes the reserve position to be sufficient. The ultimate CDO loss outstanding will depend on the performance of underlying debt obligations. Actual losses may vary significantly from the modeled ultimate possible loss outstanding and could have a material adverse effect on the financial condition of the company.

Other similar commercial products written during 1998-2002, provided residual value insurance on numerous commercial aircraft that guaranteed their value at the end of lease term. At December 31, 2005 such guarantees (17 policies) aggregated $240 million and was supported by collateral. Financial Structures Limited, a subsidiary of the U.S. Group has guaranteed the residual value of three Boeing 747-400 commercial aircraft with policy expiration dates in 2007 and 2010. In March 2006, two of the policies were terminated ($27.5 million exposure).

Credit risk insurance policies cover loans made to students in various post-secondary trade schools, primarily truck-driving schools. These credit risk insurance policies and the loans are the subject of litigation. For further discussion on litigation risks, see “Item 8 – Financial Information – Legal Proceedings”.

Since the September 2003 announcement of our renewal rights transactions, we have worked aggressively to stabilize the U.S. operation. While uncertainties remain regarding specific segments of the U.S. portfolio, implementation of the transition plan and ongoing evaluation of the U.S. business have reaffirmed the decisions made in 2003. The ultimate goal is to achieve operational stabilization through six critical drivers:

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

Back to Contents

INSURANCE INVESTMENTS

Overview

Investment policy for the Group’s insurance investments is established and controlled by our Group Corporate Centre and by local operational management. Day to day management of the individual investment portfolios is achieved either by the employment of external fund managers or by investment operations within the Group. Our insurance investment portfolios primarily consist of assets supporting our property and casualty liabilities as well as our shareholders’ funds. During 2004 we disposed of our U.K. and Scandinavian life and asset accumulation businesses leaving a minimal exposure to life and asset accumulation investment portfolios. From December 31, 2004 remaining life investments, relating to our life operations in Mexico and Colombia, are included within our general insurance investment portfolios.

The estimated fair value of our investments (excluding cash deposits) as of December 31, 2005, and 2004, was £13,968 million and £13,552 million, respectively.

Within the United Kingdom, the Group’s investments are primarily managed by F&C Asset Management (“F&C”) under a 10 year contract that commenced during 2002. Although day to day fund management operations are undertaken by F&C, investment policy for these assets continues to be set by the Group and regular detailed reporting is covered by the management agreement.

In Scandinavia, the investment portfolios of Codan and Trygg-Hansa, are primarily managed by Skandinavska Enskilda Banken under a separate agreement. In Canada, the management of portfolios has been recently outsourced to TD Asset Management and Phillips Hagger & North Investment Management under separate agreements. Investment policy for these assets is also set by the Group and monitored accordingly.

Within the United States, the Group continues to utilize its own investment operations to undertake the management of its insurance investment portfolio. Guidelines are set for the investment activities of our other investment portfolios and portfolio positions are monitored on a regular basis to ensure compliance.

Investment Results

Our results are in part dependent upon the quality and performance of our investment portfolios. As of December 31, 2005, the estimated fair value of our general insurance investment portfolios was £13,968 million. These amounts differ from the total investments shown in our consolidated balance sheet as they exclude interests in associated undertakings which are shown as investments in our consolidated balance sheet, but are not managed as part of our worldwide investment portfolios.

The table below presents our net investment results recognized in income on our worldwide general insurance investment portfolios for the years ended December 31, 2005 and 2004.

	Investment income		Net realized gains/(losses)		Net unrealized gains/(losses)		Impairments		Total investment return

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

	(£ in millions)
Real estate	11	18	43	38	27	9	—	—	81	65
Equity securities	59	58	128	21	—	—	(5)	(16)	182	63
Fixed income securities	454	389	35	48	—	—	—	—	489	437
Other investments:
Loans secured by mortgages	2	5	—	—	—	—	—	—	2	5
Other loans	4	3	—	—	—	—	—	—	4	3
Other	12	19	5	6	—	—	—	—	17	25
Deposits, cash and cash equivalents	61	59	—	—	—	—	—	—	61	59
Derivatives	—	—	(21)	—	(9)	(1)	—	—	(30)	(1)

Net investment return	603	551	190	113	18	8	(5)	(16)	806	656

Our net investment result recognized as income within the results from discontinued operations, on our worldwide life insurance investment portfolios for the year ended December 31, 2004 was £1,276 million. We

Back to Contents

disposed of our U.K. life and asset accumulation business in September 2004 and we disposed of our Scandinavian life and asset accumulation business in October 2004.

The table below presents our unrealized capital gains and losses recognized directly in equity, for our worldwide general insurance investment portfolios, which are all classified as available for sale assets, for the years ended December 31, 2005 and 2004.

	Net unrealized gains/(losses)		Net realized gains transferred to Income Statement		Impairments transferred to Income Statement		Net movement recognized in equity

	2005	2004	2005	2004	2005	2004	2005	2004

	(£ in millions)
Equity securities	186	56	(128)	(21)	5	16	63	51
Fixed income securities	(48)	11	(35)	(48)	—	—	(83)	(37)
Other	9	7	(5)	(6)	—	—	4	1

Total	147	74	(168)	(75)	5	16	(16)	15

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

Our Group Asset Management Committee (“GAMC”) which is chaired by our Chief Financial Officer and includes our Chief Executive Officer, determines and manages the strategy of our general insurance investment portfolios, with a particular focus on setting the level of our exposure to the major asset classes. The Royal & SunAlliance Group Investments Team is responsible for the monitoring and implementation of global investment strategy on our worldwide general insurance funds. This role is undertaken within the overall risk framework established by the Board Risk Committee.

Our general insurance investment portfolios are concentrated in listed securities. We use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates, foreign exchange rates and equity markets. We have strict controls over the use of derivative instruments. A discussion of the risks associated with these derivatives and risk management techniques is included in “Item 11—Quantitative and Qualitative Disclosures About Market Risk”. The distribution of fixed income securities by credit quality and asset type is determined on a country-by-country basis in accordance with operational limits approved by the GAMC that reflect Group risk tolerances, local insurance regulations and fixed income markets.

Back to Contents

Investment Composition

The table below presents the estimated fair value of our worldwide general insurance investment portfolios as of December 31, 2005 and 2004.

	As of December 31,

	2005		2004

	£ in millions	% of Total	£ in millions	% of Total

Fixed income securities	11,609	74%	11,158	72%
Equity securities	1,683	11	1,657	11
Other financial assets and short term investments	241	2	320	2
Real estate	435	3	417	3
Cash and cash equivalents	1,617	10	1,866	12

Total	15,585	100.0%	15,418	100.0%

Fixed Income Securities

We hold fixed income securities in our general insurance investment portfolios with an emphasis on listed securities that are liquid and the duration of which provide an appropriate match against our projected insurance liabilities.

The majority of our fixed income portfolio is rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2005, 99% of our fixed income portfolio was invested in investment-grade (BBB or better) securities and 59% of our fixed income portfolio was invested in AAA rated securities.

The table below presents the scheduled maturities for our investments in fixed income securities for our worldwide general insurance investment portfolios as of December 31, 2005 and 2004.

	As of December 31,

	2005		2004

	£ in millions	% of Total	£ in millions	% of Total

Less than one year	2,615	23%	3,056	27%
One to two years	2,147	18	1,989	18
Two to three years	1,734	15	1,903	17
Three to four years	1,520	13	1,230	11
Four to five years	999	9	959	9
Greater than five years	2,594	22	2,021	18

Total	11,609	100.0%	11,158	100.0%

Back to Contents

The table below presents the composition of our fixed income securities portfolio based on estimated fair value as of December 31, 2005 and 2004 by Standard & Poor’s investment rating.

	As of December 31,

	2005		2004

	£ in millions	% of Total	£ in millions	% of Total

AAA	6,786	59%	7,198	64%
AA	2,608	22	2,297	21
A	1,665	14	1,242	11
BBB	450	4	341	3
Less than BBB	100	1	80	1

Total	11,609	100.0%	11,158	100.0%

Shares and Other (Variable Yield Securities) and Units in Collective Investment Vehicles

Our exposure to shares and other variable yield securities and units in Collective Investment Vehicles (“CIV”) primarily consists of equity investments although there is also a significant exposure to collective investment vehicles investing in equities, bonds and cash. As of December 31, 2005, our total exposure to collective investment vehicles accounted for approximately 25% of our total variable yield securities portfolio. Our equity security investments are primarily concentrated in our investment portfolios in the United Kingdom. For our general insurance investment portfolios, we invest in equity securities to act as support for part of our shareholders’ funds and with the aim of achieving capital appreciation.

Approximately 93% of our equity investments by estimated fair value as of December 31, 2005 were listed on approved securities markets. Our major portfolios are diversified so as to provide a broad exposure across all sectors of individual stock markets with restrictions on the maximum investment in any one equity security or equity sector set by reference to local benchmarks and insurance regulations.

Real Estate

Real estate accounted for £435 million of the estimated fair value of our investment portfolios as of December 31, 2005. The majority of our real estate portfolio is located in the United Kingdom. As of December 31, 2005, the estimated fair value of our real estate portfolio in the United Kingdom was £355 million. Outside of the United Kingdom, our primary real estate investments are in Scandinavia. As of December 31, 2005, the estimated fair value of our real estate portfolio in Scandinavia was £74 million.

Cash and cash equivalents

We had £1,617 million in cash and cash equivalents in our worldwide general insurance investment portfolios as of December 31, 2005. We hold cash and cash equivalents either to meet known short term commitments or as an asset allocation decision in the relevant investment portfolio.

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

We use a variety of statistical techniques and a number of different bases to set reserves, depending on the business unit and line of business in question, as described in “Item 5—Operating and Financial Review and Prospects—IFRS and U.S. GAAP Critical Accounting Policies and Estimates”.

Loss Reserve Development

The tables below present changes in the historical property and casualty reserves that we established in 1996 and subsequent accounting years. The Group adopted International Financial Reporting Standards (“IFRS”) as adopted by the European Union for the year ended December 31, 2005. Previously the Group’s consolidated financial statements were prepared in accordance with applicable U.K. accounting standards and the Statement of Recommended Practice issued by the Association of British Insurers in November 2003. We have provided the later five years loss development data on an IFRS basis and the earlier five years loss development data on a U.K. GAAP basis.

The top line of each table shows the estimated reserves for unpaid losses and LAE set up as of each balance sheet date. Each amount in the top line represents the estimated amount of future payments to be made for losses and LAE for losses occurring in that year and in prior years. The upper (paid) portion of the tables presents the cumulative amounts paid through each subsequent year on those losses for which reserves were carried as of each balance sheet date. The lower (reserve re-estimated) portion of the tables shows the re-estimate of the initially recorded reserves as of each succeeding year end, ignoring claims paid, in the case of 2001 through 2005 prepared on an IFRS basis, at current period cumulative average rates of exchange, and, in the case of 1996 through 2000 prepared on a U.K. GAAP basis, at the latest period end rate of exchange. The estimate changes as more information becomes known about the actual losses for which the initial reserves were set up and as the rate of exchange changes. The cumulative redundancy/(deficiency) line reflects the cumulative changes in estimate since the initial reserve was established. The cumulative redundancy/(deficiency) is equal to the initial reserve as restated for exchange less the liability re-estimated as of December 31, 2005.

Reserves for losses and LAE are an accumulation of the estimated amounts necessary to settle outstanding claims as of the date for which the reserve is stated. The following data is cumulative and therefore ending balances should not be added since the amount at the end of each calendar year includes activity for both the current and prior years.

Back to Contents

CONSOLIDATED LOSS DEVELOPMENT—GROSS OF REINSURANCE IFRS Basis (1)

	As of December 31,

	2001	2002	2003	2004	2005

	(£ in millions)
Initial net reserves for unpaid losses and LAE	10,565	10,653	11,056	10,820	10,843
Initial retroceded reserves	4,865	4,902	5,314	4,267	4,228

Initial gross reserves	15,430	15,555	16,370	15,087	15,071
Exchange adjustment (3)	(1,168)	(506)	(133)	237	(384)

As restated for exchange (4)	14,262	15,049	16,237	15,324	14,687

Paid (cumulative) as of:
One year later	4,763	4,320	4,276	3,530
Two years later	7,462	7,138	6,854
Three years later	9,547	9,135
Four years later	11,040
Reserve re-estimated as of:
One year later	15,603	16,305	16,602	15,475
Two years later	16,969	16,998	17,172
Three years later	17,445	17,601
Four years later	17,994
Cumulative redundancy (deficiency)	(3,732)	(2,552)	(935)	(151)

U.K. GAAP Basis (1) (2)

	As of December 31,

	1996	1997	1998	1999	2000

	(£ in millions)
Initial net reserves for unpaid losses and LAE	9,305	9,388	9,391	10,834	10,992
Initial retroceded reserves	2,241	2,240	2,152	3,183	3,476

Initial gross reserves	11,546	11,628	11,543	14,017	14,468
Exchange adjustment (3)	(165)	(4)	104	164	(57)

As restated for exchange	11,381	11,624	11,647	14,181	14,411

Fair value adjustment to acquired loss reserves				130
Paid (cumulative) as of:
One year later	3,320	3,469	3,564	4,796	5,032
Two years later	5,125	5,303	5,562	7,653	8,328
Three years later	6,313	6,655	7,119	9,794	10,659
Four years later	7,251	7,702	8,197	11,379	12,062
Five years later	7,950	8,403	9,106	12,281	12,997
Six years later	8,462	9,085	9,594	13,033
Seven years later	8,920	9,456	9,995
Eight years later	9,198	9,793
Nine years later	9,506
Reserve re-estimated as of:
One year later	11,147	11,397	11,387	14,430	15,660
Two years later	10,871	11,080	11,617	15,354	16,477
Three years later	10,639	11,214	12,064	16,109	17,204
Four years later	10,739	11,513	12,365	16,562	17,898
Five years later	11,094	11,882	12,602	16,963	18,582
Six years later	11,423	11,971	12,864	17,539
Seven years later	11,494	12,278	13,108
Eight years later	11,805	12,595
Nine years later	12,147
Cumulative redundancy (deficiency)	(766)	(971)	(1,461)	(3,358)	(4,171)

Back to Contents

(1)
As described above, the Group adopted IFRS for the year ended December 31, 2005. Previously the Group’s consolidated financial statements were prepared in accordance with U.K. GAAP. We have provided the later five years loss development data on an IFRS basis and the earlier five years loss development data on a U.K. GAAP basis. The key differences, in regard to loss development, between the IFRS basis and the previously reported U.K. GAAP basis are as follows:

i) all data is reported at current period cumulative average exchange rates on an IFRS basis whereas numbers are reported at original period end rates in the U.K. GAAP table;
ii) operations disposed of have been excluded in their entirety from the IFRS loss table whereas they are included in the data in the U.K. GAAP table;
iii) certain contracts reported as insurance contracts under U.K. GAAP do not meet the definition of insurance contracts under IFRS and hence are excluded from the IFRS table; and
iv) all data is reported gross of claims discount.
(2)
In 2001, we changed our accounting policy and we subsequently discounted provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there was a particularly long period from occurrence to claims settlement and where there existed a suitable claims payment pattern. The impact of this change in accounting policy was that the claims provisions for asbestos and environmental claims were discounted for the first time in 2001. In the loss development tables presented in this document we have omitted the discount of the asbestos and environmental claims provisions, and hence the reserves shown in the tables differ from the reserves in the financial statements.

(3)
The exchange adjustment is the difference between the initial reserve at the original rate of exchange and, in the case of the IFRS basis loss development table the cumulative average rate of exchange for the year ended December 31, 2005 and, in the case of the U.K. GAAP basis loss development table the initial reserve at the rate of exchange ruling on December 31, 2005.

(4)	Reconciliation of initial reserves to the balance sheet is set out below:
	2004	2005

	(£ in millions)
Gross reserves and LAE for unpaid losses per loss table	15,324	14,687
Exchange adjustment to original closing rates of exchange	(237)	384

Gross reserves and LAE for unpaid losses per loss table at original closing rates of exchange	15,087	15,071
Discounting	(842)	(868)
Disposals	70	—
Transfer to held for sale	(27)	—

Gross reserves and LAE for unpaid losses per balance sheet	14,288	14,203

Back to Contents

CONSOLIDATED LOSS DEVELOPMENT—NET OF REINSURANCE IFRS Basis (1)

	As of December 31,

	2001	2002	2003	2004	2005

	(£ in millions)
Initial net reserves for unpaid losses and LAE	10,565	10,653	11,056	10,820	10,843
Exchange adjustment (3)	(509)	(194)	(110)	76	(238)

As restated for exchange (4)	10,056	10,459	10,946	10,896	10,605

Fair value adjustment to acquired loss reserves
Paid (cumulative) as of:
One year later	3,283	3,001	2,790	2,383
Two years later	5,086	4,798	4,464
Three years later	6,433	6,107
Four years later	7,306
Reserve re-estimated as of:
One year later	10,666	10,950	11,264	10,794
Two years later	11,308	11,519	11,494
Three years later	11,830	11,869
Four years later	12,034
Cumulative redundancy (deficiency)	(1,978)	(1,410)	(548)	102

UK GAAP Basis (1) (2)

	As of December 31,

	1996	1997	1998	1999	2000

	(£ in millions)
Initial net reserves for unpaid losses and LAE	9,305	9,388	9,391	10,834	10,992
Exchange adjustment (3)	(94)	31	78	37	(192)

As restated for exchange	9,211	9,419	9,469	10,871	10,800

Fair value adjustment to acquired loss reserves				130
Paid (cumulative) as of:
One year later	2,499	2,706	2,863	3,772	4,176
Two years later	3,905	4,133	4,588	5,934	6,474
Three years later	4,942	5,277	5,735	7,370	8,137
Four years later	5,652	6,108	6,562	8,417	9,006
Five years later	6,153	6,656	7,157	9,060	9,210
Six years later	6,536	7,073	7,501	9,303
Seven years later	6,842	7,355	7,564
Eight years later	7,055	7,449
Nine years later	7,184
Reserve re-estimated as of:
One year later	8,897	9,085	9,112	11,117	11,553
Two years later	8,709	8,780	9,193	11,605	11,830
Three years later	8,501	8,819	9,533	11,856	12,474
Four years later	8,527	9,121	9,642	12,294	12,752
Five years later	8,800	9,315	9,801	12,528	13,492
Six years later	8,974	9,308	10,077	13,127
Seven years later	8,977	9,608	10,324
Eight years later	9,279	9,865
Nine years later	9,548
Cumulative redundancy (deficiency)	(337)	(446)	(855)	(2,256)	(2,692)

Back to Contents

1)
As described above, the Group adopted IFRS for the year ended December 31, 2005. Previously the Group’s consolidated financial statements were prepared in accordance with U.K. GAAP. We have provided the later five years loss development data on an IFRS basis and the earlier five years loss development data on a U.K. GAAP basis. The key differences, in regard to loss development, between the IFRS basis and the previously reported U.K. GAAP basis are as follows:

i) all data is reported at current period cumulative average exchange rates on an IFRS basis whereas numbers are reported at original period end rates in the U.K. GAAP table;
ii) operations disposed of have been excluded in their entirety from the IFRS loss table where as they are included in the data in the U.K. GAAP table;
iii) certain contracts reported as insurance contracts under U.K. GAAP do not meet the definition of insurance contracts under IFRS and hence are excluded from the IFRS table; and
iv) all data is reported gross of claims discount.
2)
In 2001, we changed our accounting policy and we subsequently discounted provisions for outstanding claims and the related reinsurance recoveries for those categories of claims where there was a particularly long period from occurrence to claims settlement and where there existed a suitable claims payment pattern. The impact of this change in accounting policy was that the claims provisions for asbestos and environmental claims were discounted for the first time in 2001. In the loss development tables presented in this document we have omitted the discount of the asbestos and environmental claims provisions, and hence the reserves shown in the tables differ from the reserves in the financial statements.

3)
The exchange adjustment is the difference between the initial reserve at the original rate of exchange and, in the case of the IFRS basis loss development table the cumulative average rate of exchange for the year ended December 31, 2005 and, in the case of the U.K. GAAP basis loss development table the initial reserve at the rate of exchange ruling on December 31, 2005.

4)	Reconciliation of initial reserves to the balance sheet is set out below:
	2004	2005

	(£ in millions)
Net reserves and LAE for unpaid losses per loss table	10,896	10,605
Exchange adjustment to original closing rates of exchange	(76)	238

Net reserves and LAE for unpaid losses per loss table at original closing rates of exchange	10,820	10,843
Discounting	(722)	(748)
Disposals	54	—
Transfer to held for sale	(22)	—

Net reserves and LAE for unpaid losses per balance sheet	10,130	10,095

Analysis of Reserving Movements

Year ended December 31, 2005

In 2005 we experienced net favorable reserve development of £102 million. Within this overall amount, favorable development of £452 million was seen from 2003 and 2004 partly offset by adverse development of £350 million from 2002 and prior.

There were five main areas where significant reserve movements occurred in 2005:

•
Commercial Property Worldwide. These are short-tailed classes of business where estimates are made using assumptions based on actual paid claims and case reserves. For the most recent accident year such an assessment at the end of that accident year is based on incomplete information including estimates of the impact of recent events (e.g., the Asian Tsunami in 2004). The ultimate outcome for the most recent accident year at the end of that year is necessarily uncertain. In 2005 there was favorable development of £108 million in this class.

At the end of 2005 we have used a similar approach in reserving Commercial Property business as in previous years. Should the loss ratio for this business turn out to be 5% more or less than currently estimated then a favorable or adverse movement of £50 million would occur.

•
UK Personal Property – Subsidence Reserves. Subsidence is damage to property caused by soil movements following prolonged dry periods. The last Subsidence “event” occurred in 2003. Following an event, reserves are difficult to estimate due to delays in the reporting of claims and uncertainties in the assessment of the cost of repairing the damage suffered.

By the end of 2005 emerging claim experience indicated that we had overestimated the ultimate number of claims originating from the subsidence event and that the average cost of settling such

Back to Contents

claims was also less than originally assumed. The effect of allowing for the actual experience in estimating the cost of the remaining claims was a reduction of £14 million in the ultimate cost.

The reserves for the remaining subsidence claims arising from the 2003 are relatively modest and so future movements of the size experienced in 2005 are unlikely.

•
Asbestos – U.K. risks written in the U.K. In 2005 there was adverse development of £45 million. As described below, estimating reserves for U.K., asbestos risks written in the U.K. requires assumptions to be made on future claim frequency and severity. In 2005 we observed a continuation of a trend first seen in 2004 of higher mesothelioma claims numbers than expected. It is not yet clear whether this trend reflects an acceleration of expected claims due to improved diagnosis techniques or simply a change to higher levels of claim numbers. We also saw slightly higher average claim settlements than expected, probably due to a disproportionate number of larger claim payments. Allowing for these factors in making assumptions at the end of 2005 caused the reserve estimate to increase.

Should mesothelioma claim numbers increase by 20% compared with the current assumption then adverse reserve movements of £63 million undiscounted (£27 million discounted) will be experienced. Should claim severity prove to be 5% higher than currently assumed then the adverse reserve movement will be £16 million undiscounted (£7 million discounted). Both these levels of movements are within recent experience.

Additional information showing the changes in survival ratios for these reserves is shown below.

•
Swedish Personal Accident. In 2005 we experienced adverse development of £52 million in this class. Historically reserves for this very long-tailed class of business have been estimated using paid development methods due to concerns about the reliability of incurred data. In 2005 the case development observed was higher due to an increase in the frequency of cases and higher case estimates for cases diagnosed with certain medical conditions such as stress. Greater weight is now put on incurred methods for estimating reserves.

Should full weight be given to the latest frequency and severity trends then a further adverse movement of £40 million would be observed.

•
U.S. Workers Compensation. In 2005, there was prior year adverse development of £37 million. The primary factor for this development was higher than expected emergence in case reserves for business written in the period 1996-2000. Actual case emergence in 2005 was £21 million, an amount significantly higher than expected. The underlying causes of this increase were greater than anticipated medical inflation and higher than expected levels of re-opened claims. This emergence led to a reassessment of the development factor assumptions used for all accident years and hence to the higher reserve estimates. If the paid loss development patterns increase by 7.5%, a change that is within historical variation, the estimated reserves would increase by £64 million.

In addition to the major movements described above we have also seen a number of more minor movements, both favorable and adverse, as actual claims experience emerges. This is a consequence of the inherent uncertainty of the reserving process. In 2005 the majority of these movements were favorable, particularly for the most recent accident years, due to the same reasons explained in the Commercial Property discussion above.

Year ended December 31, 2004

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

The adverse development of £338 million (under U.K. GAAP basis) for 2004 was mainly due to reserve strengthening in the United Kingdom of £174 million and in the United States of £156 million.

Back to Contents

The reserve strengthening of £174 million in the U.K. all arose in accident years 1995 and prior and primarily related to U.K. asbestos reserves. In preparing our U.K. asbestos reserve estimates we use U.K. Health and Safety Executive data tables. During 2004 we adopted the latest updated data tables which indicated a higher incidence of asbestos claims but which were spread over a longer period.

The reserve strengthening of £156 million in the U.S. primarily related to accident years 2003, 2000 and 1995 and prior. Of the £156 million, £95 million related to strengthening of reserves for workers compensation. Following the adoption of a more consistent approach to claims handling practices across the group, resulting in more consistent data for analysis, and higher than expected medical inflation, workers compensation claims emergence in 2004 was higher than that previously expected.

Year ended December 31, 2003

In September 2003, we published the results of a review of our net loss reserves carried out by Tillinghast-Towers Perrin (“the Tillinghast Review”). This review found that our loss reserves at June 30, 2003 were within a reasonable range. However, as the loss reserves were below the Tillinghast best estimate and given the continued uncertainty in relation to asbestos and environmental claims and workers’ compensation claims, we increased our net loss reserves by £563 million. In total during 2003, there was adverse development of £731 million.

The adverse development of £731 million in 2003 primarily arose from reserve strengthening in the U.S. of £617 million and the U.K. of £75 million.

Of the £617 million reserve strengthening in the U.S., £491 million related to accident years 1999 to 2001. The reserve strengthening in the U.S. was mainly due to increases in asbestos, workers compensation and general liability following the completion of the Tillinghast Review. The review established that actual claims emergence across the asbestos, workers compensation and general liability lines of business was running higher than that assumed within our previous loss reserve estimates.

The reserve strengthening of £75 million in the U.K. primarily related to accident years 2000, 1998, and 1995 and prior, which was offset by reserve decreases in 2001 and 2002. The reserve increases primarily related to increases in asbestos reserves following the completion of the Tillinghast Review. The Tillinghast Review established that actual claims emergence on asbestos reserves was running higher than that assumed within our previous loss reserve estimates.

Year ended December 31, 2002

The adverse development of £734 million in 2002 primarily arose from reserve strengthening in the U.S. of £406 million, in the U.K. of £147 million and in International of £121 million.

The reserve strengthening of £406 million in the U.S. primarily arose in accident years 2001, 1999, and 1995 and prior. The reserve strengthening in the U.S. was mainly due to increases in asbestos, workers compensation and auto liability. An asbestos reserve review was undertaken by the Group in 2002 where the latest information projected a higher number of claims than had previously been assumed. Asbestos reserves in the U.S. were increased by £106 million (before discounting). The remaining reserve increases of £300 million primarily related to workers compensation and auto liability and were largely caused by higher than expected claims inflation.

The reserve strengthening of £147 million in the U.K. primarily arose in accident years 1998 to 2001 and 1995 and prior. The reserve increases primarily related to increases in asbestos and auto liability reserves. The increase in asbestos reserves of £101 million (before discounting) followed the findings of the internal asbestos review noted above. The increases in auto liability reserves arose after the emergence of higher than expected losses due to an increase in the number of younger drivers being insured.

The reserve strengthening of £121 million in International primarily arose in accident years 2001, 1999, and 1995 and prior. The reserve increases primarily related to auto liability reserves and arose due to higher than expected claims inflation.

Back to Contents

Year ended December 31, 2001

The adverse loss reserve development in 2001 was mainly due to the reserve strengthening for asbestos in both the United Kingdom and United States, reserving for the discontinued London Market business and an increase in U.S. workers’ compensation reserves partially offset by a change in estimate of discount on workers’ compensation reserves. These increases in reserves, in particular the reserves for asbestos, have incident dates going back a number of years and so have impacted the cumulative redundancy/(deficiency) for 2001 and all prior years shown in the table above.

Reserve Analysis of earlier years

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

Back to Contents

CONSOLIDATED RECONCILIATION OF RESERVES FOR LOSSES AND LAE (IFRS BASIS)

	2004	2005

	(£ in millions)
Net reserves for unpaid losses and LAE	11,101	10,874

Reinsurance recoveries/receivables for unpaid Losses and LAE	5,342	4,283

Gross reserves for losses and LAE at beginning of year	16,443	15,157

Disposals excluded from loss tables	—	(70)

	16,443	15,087
Effect of changes in foreign currency exchange rates	(410)	633
Effect of claims portfolio transfer and other reclassifications	(124)	27
Incurred related to:
Current year	4,882	4,358
Prior years	370	151

Total incurred losses and LAE	5,252	4,509

Paid related to:
Current year	1,761	1,695
Prior years	4,243	3,530

Total paid losses and LAE	6,004	5,225

Gross reserves for losses and loss expenses at end of year	15,157	15,071
Reinsurance recoverable on unpaid losses	(4,283)	(4,228)

Net reserves for losses and loss expenses at year end	10,874	10,843

Total incurred as a % of gross reserves	31.9%	30.0%
Current year incurred as % of total incurred	92.9%	96.7%
Prior year incurred as % of total incurred	7.1%	3.3%
Total paid as % of net reserves	54.3%	48.1%
Current year paid as % of total paid	29.3%	32.4%
Prior year paid as % of total paid	70.7%	67.6%

Included in the “effect of claims portfolio transfer and acquisitions” for 2004 are the adjustments arising from the disposal of our disability business in Denmark and our property and casualty operation in Peru.

Included in the “effect of claims portfolio transfer and acquisitions” for 2005 are the adjustments arising from the acquisition of subsidiaries in Chile and Argentina less the adjustments arising from the disposal of our business in Japan.

Back to Contents

Reserves for U.S. Workers Compensation

The level of reserves for U.S. workers compensation, at December 31, 2005, is $1,461 million. The most important assumption for workers compensation reserves is the loss development factors, which implicitly allows for future inflation trends. The Company has reviewed the historical variation in paid loss patterns. If the paid loss development patterns increased by 7.5%, a change that is within historical variation, the estimated reserves would increase by $110 million.

The tables below show U.S. Workers Compensation reserve, paid claims and claims numbers data.

Total undiscounted reserves

	As of December 31,
Accident year	2002	2003	2004	2005

	($ in millions)
Prior	$392	$357	$377	$338
1996	39	41	37	39
1997	47	49	45	48
1998	86	105	90	84
1999	164	197	163	127
2000	216	270	210	199
2001	311	285	226	190
2002	472	299	253	194
2003	—	373	269	203
2004	—	—	59	40
2005	—	—	—	1

Total	$1,727	$1,976	$1,729	$1,461

Amount paid during the year

	As of December 31,

Accident year	2003	2004	2005

	($ in millions)
Prior	$37	$43	$43
1996	8	5	8
1997	15	10	10
1998	29	21	18
1999	65	46	71
2000	114	72	51
2001	136	78	41
2002	168	89	57
2003	109	100	58
2004	—	16	22
2005	—	—	—

Total	$681	$480	$379

Back to Contents

Number of claims open at

	As of December 31,
Accident year	2002	2003	2004	2005

Prior	4,789	4,466	4,088	3,526
1996	466	384	330	267
1997	672	522	393	290
1998	1,594	1,151	879	661
1999	3,476	2,342	1,685	1,186
2000	7,930	5,475	3,976	2,131
2001	11,879	8,917	7,176	3,504
2002	14,398	8,778	6,127	3,316
2003	—	9,412	5,385	2,956
2004	—	—	978	506
2005	—	—	—	11

Total	45,204	41,447	31,017	18,354

Number of new claims during the year

	As of December 31,
Accident year	2003	2004	2005

Prior	178	69	—
1996	148	118	73
1997	170	152	76
1998	437	290	90
1999	892	569	371
2000	1,838	1,149	894
2001	3,571	1,585	193
2002	9,666	2,406	490
2003	19,892	4,702	1,074
2004	—	2,874	627
2005	—	—	26

Total	36,792	13,914	3,914

Back to Contents

Reserves for Asbestos and Environmental Losses

The following tables outline the asbestos provisions on an IFRS basis as at December 31, 2005, 2004 and 2003, using exchange rates applicable on those dates, analyzed by risk and survival ratio for U.K. and U.S. risks. Survival ratio is an industry standard measure of a company’s reserves expressing recent year claims payments or notifications as a factor of liabilities.

As of December 31, 2003	Total	U.K. Risks written in U.K.	U.S. Risks written in U.K.	U.S. Risks written in U.S.

	(£ in millions)
Provisions
Net of reinsurance	967	449	178	340
Net of discount	642	307	130	205

Survival Ratios – On Payment
(Gross of discount)
One Year	28	32	63	19
Three Years	27	46	33	16
Survival Ratios – On Notification
(Gross of discount)
One Year	21	23	2	18
Three Years	19	25	31	13

As of December 31, 2004	Total	U.K. Risks written in U.K.	U.S. Risks written in U.K.	U.S. Risks written in U.S.

	(£ in millions)
Provisions
Net of reinsurance	1,012	579	133	300
Net of discount	572	298	88	186

Survival Ratios – On Payment
(Gross of discount)
One Year	24	30	22	19
Three Years	27	43	31	15
Survival Ratios – On Notification
(Gross of discount)
One Year	18	26	23	11
Three Years	19	28	20	12

As of December 31, 2005	Total	U.K. Risks written in U.K.	U.S. Risks written in U.K.	U.S. Risks written in U.S.

	(£ in millions)
Provisions
Net of reinsurance	1,051	612	122	317
Net of discount	600	327	71	202

Survival Ratios – On Payment
(Gross of discount)
One Year	22	44	8	18
Three Years	25	39	15	18
Survival Ratios – On Notification
(Gross of discount)
One Year	19	29	16	11
Three Years	20	29	17	13

Back to Contents

The tables below present the changes in the historical asbestos and environmental reserves established by us for 2003 and subsequent accounting years.

ASBESTOS LOSS DEVELOPMENT TABLE—GROSS OF REINSURANCE (IFRS BASIS(1))

	As of December 31,
	2003	2004	2005

	(£ in millions)
Initial net reserves for
Unpaid loss and LAE	975.7	1,021.1	1,060.7
Initial retroceded reserves	253.4	326.6	334.6

Initial gross reserves as originally reported	1,229.1	1,347.7	1,395.3
Exchange adjustment to 2005 rate of exchange	30.9	68.7	—

Initial gross reserves at 2005 rate of exchange	1,260.0	1,416.4	1,395.3

Paid (cumulative) as of :
One year later	73.8	73.6
Two years later	147.7
Reserve re-estimated as of:
One year later	1,421.4	1,468.7
Two years later	1,542.4
Cumulative redundancy/(deficiency) before unwind of discount	(282.4)	(52.3)

ASBESTOS LOSS DEVELOPMENT TABLE—NET OF REINSURANCE (IFRS BASIS (1))

	As of December 31,
	2003	2004	2005

	(£ in millions)
Initial net reserves for
Unpaid loss and LAE	975.7	1,021.1	1,060.7
Exchange adjustment to 2005 rate of exchange	4.4	41.7	—

Initial gross reserves at 2005 rate of exchange	980.1	1,062.8	1,060.7

Paid (cumulative) as of:
One year later	72.2	47.5
Two years later	119.9
Reserve re-estimated as of:
One year later	1,093.3	1,108.1
Two years later	1,180.6
Cumulative redundancy/(deficiency) before unwind of discount	(200.5)	(45.3)

(1)	The exchange adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on December 31, 2005.

Back to Contents

ENVIRONMENTAL LOSS DEVELOPMENT TABLE—GROSS OF REINSURANCE
(IFRS BASIS (1))

	As of December 31,
	2003	2004	2005

	(£ in millions)
Initial net reserves for
Unpaid loss and LAE	171.6	159.5	171.9
Initial retroceded reserves	52.1	54.2	67.3

Initial gross reserves as originally reported	223.7	213.7	239.2
Exchange adjustment to 2005 rate of exchange	10.6	19.3	—

Initial gross reserves at 2005 rate of exchange	234.3	233.0	239.2

Paid (cumulative) as of:
One year later	12.9	10.4
Two years later	23.5
Reserve re-estimated as of:
One year later	223.4	248.2
Two years later	259.8
Cumulative redundancy/(deficiency) before unwind of discount	(25.5)	(15.2)

ENVIRONMENTAL LOSS DEVELOPMENT TABLE—NET OF REINSURANCE
(IFRS BASIS (1))

	As of December 31,
	2003	2004	2005

	(£ in millions)
Initial net reserves for
Unpaid loss and LAE	171.6	159.5	171.9
Exchange adjustment to 2005 rate of exchange	5.6	14.8	—

Initial gross reserves at 2005 rate of exchange	177.2	174.3	171.9

Paid (cumulative) as of:
One year later	11.6	7.8
Two years later	19.2
Reserve re-estimated as of:
One year later	168.3	178.6
Two years later	188.8
Cumulative redundancy/(deficiency) before unwind of discount	(11.6)	(4.3)

(1)	The exchange adjustment is the difference between the initial reserve at the original rate of exchange and the initial reserve at the rate of exchange ruling on December 31, 2005.

We have exposure to liabilities for asbestos related and environmental pollution (“A&E”) losses arising from the sale of commercial liability and multi-peril policies prior to 1987. After 1987, policy wordings contained more prescriptive, and in many cases absolute, exclusions for these types of exposure thereby considerably reducing the potential for loss.

Coverages provided under which these liabilities have emerged were in most cases with smaller commercial customers and involved small policy aggregate limits and limits to coverage. We wrote a limited amount of excess coverage in the United States, most of which were excess policies on top of our own primary covers as opposed to primary policies written by other insurers. As a result, to a large extent, we were able to maintain underwriting and policy wording discipline. Excess policies are insurance policies, which provide coverage in excess of the policy limits of another insurance policy, sometimes referred to as the primary policy.

Back to Contents

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

The position in the United States is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos-related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies, which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non-aggregate premises or operation section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos.

Against this background and in common with the industry generally, the Group in the United States receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the U.S. easing its aggressive stance with litigation. We, therefore, expect that these notifications and approaches will continue to be received for some time to come. One such approach received during 2004 from General Motors Corporation is now the subject of ongoing litigation.

Back to Contents

Total net outstanding A&E claims reserves at the end of 2005 amounted to £1,233 million. Net A&E reserves have increased from £1,181 million at the end of 2004. The A&E reserves are mainly in the United Kingdom and the United States (approximately £1,181 million), and to a lesser extent in Canada (approximately £52 million). Amounts recoverable from reinsurers as of December 31, 2005 amounted to £402 million. Unrecoverable amounts, which are not included in the above figure, are not significant and have been fully provided for.

Reserves for environmental liabilities include provision for IBNR claims. The Group has provided for IBNR claims based on modeling performed by both internal experts and external consulting actuaries.

As with other claims reserves, A&E reserves are subject to regular internal review and updating. It is our practice to periodically subject reserves to independent actuarial review and in 1996 following a comprehensive review by an independent actuarial consulting firm, A&E reserves in the United States were strengthened by £117 million and in the United Kingdom by £25 million. Our A&E reserves in the United States were reviewed by independent actuaries in 1999 and our overall level of claims reserves were in the range indicated by the actuaries. Asbestos reserves on inbound reinsurance business in the United Kingdom were reviewed by consulting actuaries in 1999. Resulting from this and other reviews, we released gross reserves of £40 million. The net impact of this release after reinsurance was £6 million. The asbestos reserves were reviewed by independent actuaries in 2001 and, before the impact of discounting the reserves, increased by £200 million in the United Kingdom and by £171 million in the United States. Reviews carried out on asbestos reserves on behalf of the Group during 2002 confirmed that the existing provisions were within the range of reasonable actuarial estimates. They were, however, towards the lower end of that range. In light of this, reserves were strengthened by £101 million before the effect of discounting in the United Kingdom and by £106 million before the effect of discounting in the United States. U.S. asbestos reserves were further strengthened by £80 million before the effect of discounting following publication of the Tillinghast Report in 2003. United Kingdom asbestos reserves were increased by £179 million before the effect of discounting to move the reserves further up the range of possible outcomes. In 2004 asbestos reserves in the United Kingdom were strengthened by £148 million before the effect of discounting, following publication of revised estimates for future mesothelioma deaths. In 2005 United Kingdom asbestos reserves were increased by £45m, reflecting higher than expected claim frequency.

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

Following recent debate in the U.S. Senate, the prospects of some form of asbestos reform, including a no fault Trust Fund, have substantially diminished during the first quarter 2006. However, the risk remains of reform progressing in a way that does not ensure finality and allows claims for individuals who have failed to establish genuine medical criteria.

Back to Contents

UNDERWRITING AND PRICING

Underwriting and Pricing

Disciplined underwriting, encompassing risk assessment, risk management, pricing and exposure control is critical to our success.

The Group has an Underwriting and Claims Policy that clearly identifies the approach to be adopted in respect of risk selection and management, pricing adequacy, identification and management of aggregation to exposure and claims handling. These principles are adapted to local market, legal and regulatory environments and further embodied in detailed underwriting procedures. The goal is for our underwriters to be in a position to:

•	understand and assess each risk;

•	make appropriate decisions within their area of competence and authority limits;

•	differentiate between risks;

•	price risks appropriately;

•	apply suitable terms and conditions in order to manage the portfolio;

•	control exposure; and

•	improve the predictability of the loss experience and make appropriate use of our capacity.

In establishing prices, each of our businesses has access to extensive customer data from its own records and access to appropriate market data. All of our underwriters have specific licenses that set clear parameters for the business they can underwrite, based on the experience of the individual underwriter. Additionally we have a centrally managed forum looking at group underwriting issues reviewing and agreeing underwriting direction and setting policy and directives where appropriate. The Group has introduced a new quarterly portfolio management process across all its business units which provides a consistent assessment of each portfolio performance against a set of key performance indicators. This process builds on the previous Portfolio Review Process which demanded a twice-yearly assessment of portfolio performance. Under the new portfolio management system, key risk indicators are tracked to monitor emerging trends, opportunities and risks and on an annual basis a review forum of business and underwriting leaders undertake a detailed review of each portfolio utilizing data from the quarterly review.

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

We have a Board Risk Committee, which:

•	establishes how much risk the Group is willing to assume;

•
provides an emerging risk identification process, including the identification of emerging issues and the setting of these into risk scenarios for consideration by the regions as part of an overall process of self appraisal;

•	considers aggregation of risk across regions;

•	maintains and develops the Group risk management framework; and

•	monitors and reports on the Group’s approach to managing risks.

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

Our largest ever cumulative loss from a single event came from the attack on the World Trade Center on September 11, 2001. Our estimated pre-tax losses arising from this event as of December 31, 2005 after reinsurance (covering both costs of claims and the resulting costs of maintaining our reinsurance coverage in force) are £280 million.

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

We share expertise within the Group on catastrophe modeling through our Worldwide Reinsurance Practice Group which also provides us with an overview of our company-wide catastrophe exposures and reinsurance adequacy. We define our risk appetite by severity at a one in two hundred year event level. In effect we buy cover to meet the size of loss that, on average, we would only expect to occur once every two hundred years. The models run through many thousands of iterations simulating events to help us determine the appropriate annual limit. Since 1999, we have set our total retention for a single catastrophic event based on geographic location. Estimated maximum claims costs, after reinsurance but before tax relief, for a single natural peril event for 2006 are:

•	£70 million for an event affecting both the United Kingdom and other countries in Europe;

•	£20 million for an event that affects both Canada and the United States; and

•	£12 million for an event occurring other than in the locations above.

Our subsidiaries are responsible for buying reinsurance to protect their results against catastrophes and for determining their own retentions. Within our Group Corporate Centre, we review the operations’ proposed catastrophe purchases to check that they at least meet the Group’s “1 in 200 year” standard. We also check whether the total Group exposures are within the limits set out above.

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

We cede to reinsurers a portion of our risks and pay premiums based upon the risk and exposure of the policies subject to such reinsurance. Reinsurance recoveries are subject to collectability in all cases and to aggregate loss limits in certain cases. Although the reinsurer is liable to us to the extent of the reinsurance ceded, we remain primarily liable as the direct insurer on all risks reinsured. To limit the risk that the reinsurer is unable or unwilling to pay us in full we hold collateral, including escrow funds and letters of credit, under certain reinsurance agreements. We monitor the financial condition of reinsurers on an ongoing basis, and review our reinsurance arrangements regularly to ensure that our total counterparty exposure to individual reinsurance groups is within the limits set by the Board Risk Committee and to limits set by the Financial Services Authority for U.K. domiciled reinsurers.

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

During 2005, over 99% of our property and casualty treaty cessions by premium were to reinsurers that had a Standard & Poor’s financial strength rating of at least “A-” or better, or equivalent rating from A.M. Best, as at the start date of the contract. Most of our property and casualty operations have new treaties at January 1, 2006. For these new treaties 98% of the estimated 2006 premiums have been placed with reinsurers that have a Standard & Poor’s financial strength rating of “A-” or better, or equivalent rating from A.M. Best.

A quota share reinsurance agreement with Munich Re Group first took effect from January 1, 2002. The treaty originally reinsured 10% and as renewed in 2003 reinsured 15% of the Group’s property and casualty business written in the United Kingdom, United States, Denmark, Canada and Ireland with some exclusions. As

Back to Contents

renewed in 2004 the treaty reinsured 8% of the Group’s property and casualty business written in the United Kingdom, Denmark, Canada and Ireland with some exclusions. The treaty operated on an accident year basis. The Group received from Munich Re Group in January 2005, their share of the closing unearned premium reserve as a portfolio transfer amounting to £154 million. The Group did not renew the agreement in 2005.

The table below sets forth the rating assigned by Standard & Poor’s to our primary property and casualty treaty reinsurers and the amounts ceded to them on our 2005 treaties. This type of reinsurance requires the reinsurer to assume insurance risk, on a predetermined basis, for all of the contracts underwritten by us that are covered by the treaty. For each reinsurance group, the table shows the rating category of each reinsurance group as of April, 30, 2006 together with the rating category of that reinsurance group as of January 1, 2005.

Reinsurance Group	2005 Ceded Treaty Premiums £ in millions	S&P Rating at April 30, 2006	S&P Rating at January 1, 2005

Munich Re Group	280	A+	A+
HDI Group (1)	56	AA-	AA-
Lloyd’s of London	44	A	A
Renaissance Re Holdings (2)	37	(2)	(2)
Swiss Re Group (3)	37	AA	AA
AXIS Capital Holding	16	A	A
Partner Re Group	16	AA-	AA-
Arch Capital	13	A-	A-
General Electric Company (3)	11	A	A+
Everest Reinsurance Group	11	AA-	AA-

(1)	Includes premiums for Hannover Re which has the same rating.
(2)	Total premiums reported under Renaissance Re Holdings can be analyzed as follows:
•	Premiums of £23 million ceded to Renaissance Re which has an S&P rating of “A+” at April 30, 2006 and had a rating of “AA-” at January 1, 2005.
•	Premiums of £10 million ceded to “A” rated company Da Vinci Re.
•	Premiums of £4 million ceded to “AA” rated company Top Layer Re.
(3)	Swiss Re Group have agreed to acquire General Electric’s reinsurance business.

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

We monitor the amounts due to and from each of our major reinsurers. As of December 31, 2005 we had material total recoverables from each of the following reinsurance groups:

•	Munich Re Group: £711 million;

•	Swiss Re Group: £476 million;

•	Lloyd’s of London: £276 million;

•	General Electric Company: £258 million; and

•	Berkshire Hathaway Inc.: £207 million.

All of the groups above carry at least an “A+” financial strength rating from Standard & Poor’s, with the exception of Lloyd’s of London and General Electric Company that have an “A” (“good”) rating.

Back to Contents

We monitor changes in the financial security of reinsurers to see whether their ability to pay recoverables in full is doubtful. Where we believe a reinsurer’s ability to pay in full is doubtful, our Group Corporate Centre sets guidelines for uncollectible reinsurance. These guidelines apply to all operations. As of December 31, 2005, total estimate for uncollectible reinsurance was £141 million compared with £129 million as of December 31, 2004.

Certain of our subsidiaries are members of government-mandated pools in various parts of the world. As of December 31, 2005 the largest pool (by premium volume) was Pool Re operated by the U.K. government to provide terrorism cover.

Back to Contents

REGULATION

General

Our insurance business is subject to varying degrees of regulation in the jurisdictions in which we transact business. In addition, EU directives have a significant impact on the regulation of the insurance industry in the EU as such directives are implemented through legislation adopted within each member state.

The 1992 EU insurance directive on direct insurance other than life insurance was implemented in the United Kingdom and certain other jurisdictions through legislation, which became effective in July 1994. The directive is based on the “home country control” principle according to which the ongoing regulation of insurance companies, including their non-home insurance operations (whether direct or through branches) is the responsibility of the insurance regulatory authority of the home country, being the country in which the insurance company has its head office. The home country insurance regulatory authority monitors compliance with applicable regulations, the solvency of the insurer and its actuarial liabilities and the supporting assets. As a result of the implementation of the directive, most insurance companies that have been licensed to conduct insurance business in one jurisdiction of the EU may do business directly or through branches in all other jurisdictions of the EU without being subject to licensing requirements under the laws of the additional jurisdictions. Selling activities of non-home insurance operations, however, are regulated by the regulatory authorities in the country in which the sale of the insurance product takes place.

Set forth below is a description of the principal regulations to which we and our principal insurance subsidiaries are subject.

United Kingdom

General

As a U.K. based insurance group, our primary regulator is the U.K. Financial Services Authority (“FSA”). The FSA is empowered by the Financial Services and Markets Act 2000 (the “Act”) under which the FSA has four statutory objectives:

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

The FSA’s approach to regulation and the standards it requires firms to maintain are set out in the FSA Handbook of Rules and Guidance. The Act and Handbook are also used to implement the requirements contained in a number of EU directives relating to financial services, so that the legislative environment in the United Kingdom is similar in many respects to that in any other European Economic Area (“EEA”) member states.

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

•
Senior management arrangements, systems and controls (“SYSC”) – this section of the Handbook aims to encourage senior managers and directors to take appropriate practical responsibility for the firm’s affairs. It provides elaboration on the Principles for Businesses relating to organization and control, and also aims to encourage firms to vest responsibility for effective and responsible organization in specific directors and senior managers. SYSC was amended in 2004 to include guidance on operational risk systems and controls. In 2005 guidance on systems and controls relating to financial crime and money laundering were added following removal of the separate Money Laundering Sourcebook from the FSA Handbook.

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

Risk-Based supervision

The FSA employs a risk-based approach to its supervision of firms. A key tool is the firm risk assessment framework. Each firm is the subject of a regular risk assessment by the FSA, known as an “Arrow” review. The results are used to determine the potential risk posed by a firm to the FSA’s statutory objectives and consequently, the nature and intensity of supervision of that firm. At the conclusion of the assessment, a risk mitigation program (“RMP”) is prepared by the FSA and firms are required to address the actions set out in the RMP within timeframes set by the FSA. Our second formal risk assessment took place in mid-2005 in parallel with a review by the FSA of our Individual Capital Assessment (“ICA” – further explanation of the FSA’s capital adequacy regime is provided below).

Back to Contents

Powers and sanctions

The FSA has wide ranging powers under the Act, which include the authority to require information and documents from a firm, to investigate the nature, conduct or state of its affairs, or to investigate suspected breaches of the Act or of regulations made under it. The FSA also has wide powers of enforcement, including the ability to sanction companies and individuals, most notably powers to impose fines and to prevent individuals from continuing to work in the industry. Following a review of its enforcement powers in 2005, the FSA has announced that it will continue to adopt a risk-based approach to enforcement and will ensure that its enforcement resource is deployed strategically to address cases and issues that are priorities for the FSA. As a result of the review, the FSA has introduced a number of changes to make the process more transparent, to ensure speedy resolution of cases where possible, and to ensure that, where cases are contested, they are pursued efficiently and robustly. The Group was not subject to any FSA enforcement actions during 2005 and 2004.

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

Solvency

U.K. minimum regulatory solvency requirements (“RMM”) are currently set in accordance with relevant EU legislation. The required solvency margin and the guarantee fund minimum are calculated using the Euro British pound exchange rate on October 31, each year. The October 31, 2005 Euro rate was £0.67665. For general (property and casualty) insurance, which accounts for the most of our business, the margin required is generally the larger of (a) 18% of the first 50,000,000 Euro plus 16% of the remainder of the higher of gross written and gross earned premiums (each increased by 50% for general insurance business falling within a liability category) in the year reduced by the ratio of gross reinsurance recoveries to gross claims incurred during the past three years (maximum reduction 50%), (b) 26% of the first 35,000,000 Euro of average gross claims incurred (increased by 50% for general insurance business falling within a liability category) for the past three years plus 23% of the remainder reduced by a reinsurance factor as under the premium basis, (c) last year’s margin reduced by a ratio of net claims outstanding at the end of the prior financial year to net claims outstanding at the beginning of the prior financial year and (d) a fixed amount, referred to as the minimum guarantee fund, ranging from 150,000 Euro to 3,000,000 Euro depending on the class of business and type of firm. The FSA requires that adequate reserves be maintained for each class of business underwritten both in respect of reported claims and IBNR claims. The FSA has issued rules that require that the investments held by an insurer to cover its insurance liabilities are of suitable quality, duration and liquidity, are sufficiently diversified and of adequate term and of denomination by currency. To complement these requirements, there are asset admissibility rules for determining acceptable types and concentrations of asset that can be used to match liabilities when calculating the solvency of the company.

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

Back to Contents

PRU also contains new criteria under which an insurance company’s / group’s subordinated debt may qualify as capital. The Group has needed to change a number of technical details to its existing subordinated debt in order to ensure that it meets the new criteria. In addition to having obtained consent from the holders of our subordinated Eurobonds to amend the terms of the bonds, the Group has also been granted a rule modification from the FSA in order to make these bonds eligible to qualify as regulatory capital. Overall, the rule changes mean that the management of an insurance group’s balance sheet will become similar to that of a banking group. In particular, there is a wider range of types of capital that insurance companies can utilize, including various forms of debt that can be treated as capital.

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

The EU Solvency I Directives of 2002 have also been implemented in the United Kingdom through PRU, for financial years beginning on or after January 1, 2004. The FSA has indicated that Solvency I is a transitional arrangement and they want to adopt a more risk sensitive solvency regime for general insurance. In 2003 the FSA issued Consultation Paper CP190, which consulted on principles for determining the Enhanced Capital Requirement (“ECR”) for a general insurer. PRU now sets out the final rules for calculating the ECR. The FSA requires all general insurers, with the exception of certain, mostly small, insurers not covered by the EU Directives, to calculate an ECR although for the time being this is only calculated to provide the FSA with additional information on the insurance company’s solvency position. The ECR adopts a factor based approach to calculating the general insurers capital requirement with a capital charge percentage being applied to particular lines of business and for particular assets and liabilities.

PRU also introduced an additional requirement for companies to make their own Individual Capital Assessment (“ICA”) that is more specifically related to the risk profile of the particular company. The new FSA rules require a U.K. insurer to assess its own capital requirement based upon its circumstances and risk appetite and this is reviewed by the FSA. If the FSA considers the firm’s capital assessment to be insufficient they are empowered to issue Individual Capital Guidance (“ICG”), which could require the firm to maintain a capital buffer.

The Group has adopted a dynamic financial analysis model, which incorporates the generation of statistical distributions for our insurance, market and credit risk. This modeling has been supplemented by a number of other techniques in order to assess operational risk and to incorporate stress and scenario tests to fully assess its capital requirement. The results provide the Group with an indication of how much capital is needed in order to prevent insolvency based on stochastic probability of ruin distributions. In June 2005, the Group filed its first formal complete ICA submission with the FSA. This was subsequently reviewed by the FSA in parallel with its second risk assessment, and the Group’s final capital requirement was agreed in November 2005. Whilst the Group has adequate capital on this new regulatory basis, at the request of the FSA, and in common with the rest of the industry, the final agreed capital requirement remains confidential. The Group monitors the ICA on a regular basis and continues to embed the application of the capital model into the Group’s business processes.

PRU Solvency II, the European Commission’s project to reform the prudential regulation of European life and non-life insurance companies is now well underway with a draft Framework Directive scheduled for release in mid to late 2006. The final Directive is scheduled to be adopted by the European Commission in July 2007 for implementation in 2010. Solvency II will replace the current Solvency I regime, which does not reflect the developments in financial markets and risk management techniques that have taken place over the past twenty years. Current solvency requirements differ across Europe and tend to be based on arbitrary formulaic calculations with little assessment of the variety of risks that an insurance company may face. Although these current measures provide a degree of policyholder protection, they create opportunities for regulatory arbitrage between jurisdictions and lead to a disconnect between an insurer’s economic capital needs and regulatory capital requirements. Solvency II seeks to address these issues by creating a more risk sensitive approach to measuring an insurance company’s capital requirements.

Back to Contents

Statutory regulation of general insurance

A new regime governing the selling and administration of general insurance was introduced in the U.K. in January 2005 to implement two European Directives, namely the Distance Marketing Directive (“DMD”) and Insurance Mediation Directive (“IMD”). The regime replaced the previous self-regulating arrangements established by the General Insurance Standards Council.

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

In late 2005 the FSA announced a review of its general insurance regime. This review commenced in April 2006 and is expected to look at both the way in which the regime has been complied with by firms and the extent to which it has delivered additional protections for consumers.

Prudential reforms

As noted above, the PRU came into effect from December 31, 2004 and is now incorporated into the FSA Handbook. PRU sets out rules and guidance relating to risk management arrangements, systems and controls and capital adequacy. It includes reporting requirements such as the ECR calculation, and explains the FSA’s requirements in relation to the ICA. In November 2005 the FSA published an Insurance Sector Briefing, “ICAS – one year on”, that provided feedback to the industry on “good practice” noted by the FSA from its reviews of firms’ ICA’s. The report commented positively on “evidence of improving risk management systems” and “an encouraging level of engagement in the ICAS process by senior management” of firms but noted that one of the most difficult challenges remaining is the quantification of capital for operational risk. The FSA expects to produce a consultation paper in 2006 on areas where the regime requires further development.

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

Back to Contents

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

The FSCS can pay compensation if an authorized firm is unable, or likely to be unable, to pay claims against it. In general this is when a firm is insolvent or has gone out of business. The Scheme covers deposits, insurance and investments. A levy of £150 million, representing 0.66% of income, was made on general insurers in 2001/02 due to the collapse of Independent Insurance plc and Chester Street Insurance Holdings Limited. Insurance business can be subject to a levy each year up to 0.8% of net premiums written.

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

New Regulatory Developments

The FSA Business Plan 2006/07 outlines the FSA’s key priorities for 2006/07. Current areas of focus include:

•
Implementing the Better Regulation Action Plan published in December 2005 which includes overarching aims of becoming more principles, rather than rules-based, improving the risk-based approach to supervision, understanding better the cost of regulation, and making the FSA easier to do business with.

•
Introducing a revised risk assessment process (known as Arrow 2) which includes a revised risk assessment model and a comprehensive and mandatory residential training program for FSA staff commencing in the second quarter of 2006.

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

•
Working with market participants to implement two important new European Directives, namely the Markets in Financial Instruments Directive (“MiFID”) which replaces the Investment Services Directive for investment firms, and the Capital Requirements Directive (“CRD”). Neither Directive is directly applicable to general insurers but some relevant changes to the FSA Handbook are expected.

Back to Contents

•
The FSA is actively participating in the Solvency II project initiated by the European Commission towards the development of a new risk-based capital framework for insurers. The Commission is being assisted by the Committee of European Insurance and Occupational Pensions Supervisors (“CEIOPS”) which is consulting with firms and trade associations and advising the Commission on the proposed content of the framework Directive. The current aim of the Commission is to release a framework Directive by mid-2007 but full implementation of Solvency II is not expected to take place until some years later.

•
In addition, in December 2004, the FSA expressed concern at the time taken by the U.K. insurance industry, and in particular the London insurance market, to issue policy documents in order to provide both customer and insurer with contract certainty, meaning clarity for customers regarding coverage and for insurers regarding potential exposures. The FSA challenged the U.K. insurance market to achieve its own solution to this issue by December 2006 or risk the FSA imposing a regulatory solution to achieve “contract certainty”. We have taken an active role in efforts to formulate a market solution, including through the role of the former Chief Executive of the Group’s U.K. businesses as the Chairman of the Non Subscription Market Group established to review the situation and identify solutions. In addition, our U.K. insurance businesses are working to improve internal practices to ensure prompt issuance of policies in those areas where there is currently less contract certainty. As a result of the work done by the industry over the past year, the FSA has recently announced that it does not propose to introduce rules at this time.

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

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by certain insureds caused by the insolvency of other insurers. Depending upon state law, insurers can be assessed an amount that is generally equal to between 1% and 2% of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. Assessments are generally recoverable through premium rates, premium tax credits or policy surcharges. Guaranty fund assessments incurred by our U.S. subsidiaries were nil in 2005 compared to $5 million in 2004. Significant increases in assessments could limit the ability of our U.S. subsidiaries to recover such assessments through tax credits. In addition, there have been legislative efforts to limit or repeal the tax offset provisions, which efforts, to date, have been generally unsuccessful. These assessments are likely to increase in the future because of the number and scope of insolvencies of insurance companies. While it is difficult to predict the

Back to Contents

impact of the property/casualty guaranty associations on the industry and the U.S. Operation, it will involve eventual assessment of all property/casualty companies in some proportion to their premium writings in the respective states. Our insurance subsidiaries are also required to participate in various involuntary assigned risk pools, principally involving workers’ compensation and automobile insurance, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage in the voluntary market. Participation in these pools in most states is generally in proportion to voluntary writings of related lines of business in that state.

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

At December 31, 2005, all U.S. property and casualty insurance subsidiaries have exceeded RBC minimum requirements. The RBC requirements continue to be monitored and modeled each quarter to ensure requirements are met.

NAIC Ratios

The NAIC Insurance Regulatory Information System, or IRIS, was developed to assist state regulators identify companies that may require special attention. The IRIS system consists of a statistical phase and an analytical phase whereby financial examiners review annual statutory basis statements and financial ratios. The statistical phase consists of thirteen key financial ratios that are generated from the NAIC database annually; each ratio has an established “usual range” of results. These ratios assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies.

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

Back to Contents

Based on statutory filings for the year ended December 31, 2005, several of the individual insurance companies within our U.S. operations generated ratios outside the usual range for four or more of the IRIS ratios. Different factors contributed to these ratios, in particular the loss reserve strengthening actions taken during 2004 and 2005, utilization of invested assets for insurance operations, and reductions in premium volumes due to the sale of the Nonstandard Automobile Business, sales of renewal rights and cancellations or non-renewals due to ratings downgrades. We expect to receive inquiries from the NAIC and state insurance departments regarding those companies, and believe that our explanation will be accepted as satisfactory by the NAIC.

Change of Control

Many state insurance laws intended primarily for the protection of policyholders require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. “Control” is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, many state insurance laws contain provisions that require advance notification to the insurance commissioner of a change in control of a non-domestic admitted insurance company in that state. Generally the states in which the insurer maintains a non-domestic license give significant regulatory deference to the company’s state of domicile regarding a change in control. While these states could, under their own regulatory authority, exert greater scrutiny over a change in control of a non-domestic admitted insurance company, in practice they rarely do. Any future transactions that would constitute a change in control of our U.S. subsidiaries would generally require prior approval by the insurance departments of the insurance subsidiaries’ states of domicile or commercial domicile and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. In addition an investor who intends to acquire 10% or more of our outstanding rating securities may need to comply with these laws.

Federal Initiatives

Although, with limited exceptions, the U.S. federal government does not directly regulate the business of insurance, federal initiatives often have an impact on the insurance industry. Legislation has been introduced in Congress during the past several sessions that, if enacted, would result in substantially greater federal regulation of the insurance business. Current and proposed federal measures that may affect the property and casualty industry may include: possible changes to the tax laws governing property and casualty insurance companies, natural and man made disaster protection, tort reform, and a mechanism for dealing with injuries and losses occasioned through exposure to asbestos. At this point in time it is not possible to predict whether Congress will pass any laws dealing with such issues.

In 2005 an extension of the Terrorism Risk Insurance Act (“TRIA”) was signed into law by President Bush after passing through Congress. The law providing for the extension alters the program that was initially enacted in 2002 in several ways. First, several lines of insurance (commercial auto, burglary, surety, professional liability, multi peril and farm owners’ multi peril) are no longer covered within TRIA. Second, the minimum amount of insured loss necessary to trigger the federal backstop program will increase from $5 million in 2005 to $50 million in 2006 and $100 million in 2007. Third, the industry’s overall deductible in terms of earned premium for covered lines will increase to 15% in 2005 to 17.5% in 2006 and 20% in 2007. Fourth, the aggregate industry retention on covered losses will increase from $15 billion in 2005 to $25 billion in 2006 and $27.5 billion in 2007. Fifth, the extension calls for the appointment of a “President’s Working Group” to review the overall program and make recommendations for improvement.

Other Markets

Our insurance operations are also subject to regulation in the other markets in which we operate, including Canada, Denmark and Sweden.

Canada

The insurance market in Canada is regulated federally by the Office of the Superintendent of Financial Institutions (“OSFI”), which reviews insurance companies for financial soundness and scope of business operations. OSFI derives its powers from, and is responsible for, administering the federal Insurance Companies Act (Canada) (the “ICAC”), which sets out the rules for the structure and operation of federally incorporated

Back to Contents

insurance companies. In addition, federally regulated insurance companies are regulated by the Financial Consumer Agency of Canada, which derives its powers from the Financial Consumer Agency of Canada Act whose mandate is to enforce federal laws that protect consumers in their dealings with financial institutions. The insurance market is also regulated provincially by ten separate provincial and three territorial governments as to the licensing of companies, agents, adjusters, and brokers, policy wordings, forms, and policyholder rights. In Canada, we are authorized to engage in insurance activities in all ten provinces and three territories.

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

The capital position and requirements of Canadian insurance companies are monitored under the Minimum Capital Test (“MCT”) which was introduced in 2003. The MCT is a risk-based framework under which the capital requirement for individual companies is based on their individual risk profile as determined by the nature of investments held, the type of insurance being written and the quality of the balance sheet. Generally insurance companies are expected to maintain capital in excess of 150% of the minimum required by OSFI, however each individual company is subject to its own internal MCT target mutually agreed upon with OSFI.

The ICAC imposes a number of requirements on a company’s Appointed Actuary to report to the company’s board of directors and to file regular reports with OSFI. In addition, OSFI mandated that all insurers have a Legislative Compliance Management System (“LCMS”) in accordance with the Legislative Compliance Management Guideline (“LCM Guideline”). The LCM Guideline requires a compliance regime to be set up for compliance with the governing legislation and other legislation which would include all other material legislation applicable to the operations of the company.

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

Back to Contents

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

Norway and Sweden

The regulations and legislation in Norway and Sweden are generally similar to those described above for Denmark.

Back to Contents

ORGANIZATIONAL STRUCTURE

The following chart shows in simplified form our corporate structure:

Royal & Sun Alliance Insurance Group plc

|

Royal Insurance Holdings plc

|

Royal & Sun Alliance Insurance plc

|

Principal operating subsidiaries

The table below presents our significant subsidiaries as of May 17, 2006. Except as otherwise indicated, we own 100% of the ownership and voting interests in such subsidiaries.

Principal activity

United Kingdom	Royal Insurance Holdings plc	Holding company
	Royal & Sun Alliance Insurance plc	General insurance
	British Aviation Insurance Company Ltd (57.1%)	General insurance
	The Globe Insurance Company Ltd	General insurance
	The Marine Insurance Company Ltd	General insurance
	Royal International Insurance Holdings Ltd	General insurance
	Royal & Sun Alliance Reinsurance Ltd	General insurance
	Sun Alliance and London Insurance plc	General insurance
	Sun Insurance Office Ltd	General insurance
Argentina	Royal & Sun Alliance Seguros (Argentina) SA	General insurance
	La Republica Compania Argentina de Seguros Generales SA	General insurance
Bahrain	Royal & Sun Alliance Insurance (Middle East) Ltd (E.C.) (50.01%)	General insurance
Brazil	Royal & Sun Alliance Seguros (Brasil) SA	General insurance
Canada	Roins Financial Services Ltd	Holding company
	Quebec Assurance Company	General insurance
	The Johnson Corporation	General insurance
	Royal & Sun Alliance Insurance Company of Canada	General insurance
	Western Assurance Company	General insurance
Chile	Royal & SunAlliance Seguros (Chile) SA (97.5%)	General insurance
	Compania de Seguros Generales Cruz del Sur SA	General insurance
Colombia	Royal & Sun Alliance Seguros (Colombia) SA (86.5%)	General insurance
Denmark	Codan A/S (71.7%)	Holding company
	Codan Forsikring A/S (71.7%)	General insurance
Guernsey	Insurance Corporation of the Channel Islands Ltd	General insurance
Isle of Man	Tower Insurance Company Ltd	General insurance
Mexico	Royal & Sun Alliance Seguros (Mexico) SA de CV	General insurance
Netherlands Antilles	Royal & Sun Alliance Insurance (Antilles) NV (51.0%)	General insurance
Singapore	Royal & Sun Alliance Insurance (Singapore) Ltd	General insurance
Sweden	Trygg-Hansa Försäkrings AB, Publikt (71.7%)	General insurance

Back to Contents

Principal activity

United States of America	Royal & Sun Alliance USA, Inc	Holding company
	Guaranty National Insurance Company	General insurance
	Royal Indemnity Company	General insurance
	Royal Surplus Lines Insurance Company	General insurance
	Security Insurance Company of Hartford	General insurance
Uruguay	Royal & Sun Alliance Seguros (Uruguay) SA	General insurance
Venezuela	Royal & Sun Alliance Seguros (Venezuela) SA (99.9%)	General insurance

DESCRIPTION OF PROPERTY

Our international headquarters is located at 9th Floor, One Plantation Place, 30 Fenchurch Street, London, England. We also have the following regional headquarters:

•	Our U.K. business has its headquarters in London, Liverpool and Horsham, England;

•	Our Scandinavia business has its headquarters in Copenhagen, Denmark;

•	Our U.S. business has its headquarters in Charlotte, North Carolina; and

•
Our International business has its headquarters in London, England. In addition, the International business has regional offices in Miami, Florida for the Latin America business and Dubai for operations in Asia and the Middle East. There are also major offices in Toronto, Canada and Dublin, Ireland.

We own or lease office space in about 27 countries around the world. We believe that these facilities are adequate for our present needs in all material respects. We also hold other properties for investment purposes.

Back to Contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes to those financial statements. Our consolidated financial statements have been prepared in accordance with IFRS, which differs from U.S. GAAP. A summary of significant differences between IFRS and U.S. GAAP is included in note 38 to our consolidated financial statements. You should read the information under “Forward-Looking Statements” for information about our presentation of forward-looking information.

Overview

We are a multinational insurer operating in 27 countries and covering risks in over 130 countries. We offer a broad range of property and casualty insurance products. We also provide support services for our global operations, including risk and claims management and loss control services.

To assist us in evaluating our current businesses and strategic opportunities, we introduced a economic capital methodology. This approach allows us to measure better the relative profitability of our component businesses and to set clear performance targets across our operations, support capital planning and strategy development. In addition to evaluating the overall direction of our business, our capital model also enables us to prioritize risk management activity, support investment strategy planning and optimize reinsurance purchasing.

One feature of this approach that provides particular benefit to the worldwide Group is the advantage that is gained through having a diversified risk portfolio. The diversification of risk that arises from having operations in 27 countries and writing both personal and commercial lines is that less capital should be required to support these risks than if they were all concentrated in a limited number of territories or classes of business. We believe that as a consequence of diversification, we can achieve better returns on risk-based capital. See “— Economic Capital Management Methodology”.

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

The various equity markets around the world can produce highly volatile and significantly varied results. In 2002 and 2001 stock markets were volatile with significant falls registered. In those years there was also a substantial decline in interest rates and bond market yields. In contrast 2003, 2004 and 2005 saw a recovery in equity market levels. The volatility of the investment markets impacts our investment performance. The impact of interest rates and equity market fluctuations may be reduced through the diversification of our investment

Back to Contents

portfolio, principally developed as a result of the geographic spread of our insurance businesses and the corresponding strategy of broadly matching assets and liabilities by currency and maturity.

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

During 2003 there was evidence of some capital capacity returning to the insurance industry and this continued throughout 2004 and 2005. As a consequence reinsurance prices weakened slightly, especially for property reinsurances.

Further capital has continued to enter the market in 2005, often targeted at particular customer segments or niches, both on a primary and reinsurance basis. However, a series of natural catastrophes, particularly hurricanes in the Americas, have kept prices for property catastrophe cover relatively stable and therefore provide an attractive proposition for further new capital.

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

In the late 1990’s, the property and casualty insurance market experienced depressed returns due to unfavorable pricing conditions. Beginning in 2000, in the commercial lines market, we saw price increases for most classes of business in the United Kingdom and the United States. During 2001 and 2002, we saw significant price increases in the majority of our commercial lines of business. In personal lines we have seen a reduction in the rate of increase for a number of classes, such as U.K. personal automobile, as premium rates reached an appropriate level. During 2003 we also began to see a leveling off in the rate of commercial lines price increases. This trend continued in 2004 with rates for many lines of business plateauing and in 2005 many of our business units across all of our geographic regions experienced price reductions in all classes of business. As a company we monitor price movements in all our major portfolios. We also continue to improve our pricing sophistication which enables us to understand the impact of rate changes on our technical prices and therefore on our profitability.

Our property and casualty business operations generate operating results that may vary significantly from year to year depending on the occurrence of natural and other disasters (such as hurricanes, windstorms, earthquakes, floods, fires, explosions, terrorist attacks and other catastrophic events), the frequency and severity

Back to Contents

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

Consolidation

Consolidation among the world’s insurers largely ceased in 2001 due to a combination of adverse investment market conditions and the capital constraints following the World Trade Center terrorist attack. Within the European market, the likelihood of consolidation has increased. Consolidation occurs for many reasons, including:

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

Regulatory environment

Our insurance business is subject to detailed regulation in all the jurisdictions in which we do business. Regulation includes compliance with applicable laws covering areas such as training competencies, selling practices, operating and reporting requirements, monitoring of solvency and reserves and asset valuation.

The U.K. regulatory environment has been the subject of significant change over the last few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU directives but is also the response of the regulators to the challenging market conditions that have prevailed. In particular, the following developments are relevant:

•
The Financial Services Authority (“FSA”) has established a new requirement from December 31, 2005 for U.K. insurers, where it is the lead European Economic Area (“EEA”) regulator, to publicly disclose the group capital calculation of its ultimate EEA insurance parent undertaking. At December 31, 2005, the Group had a surplus over the EU Insurance Groups Directive (“IGD”) requirement of £1.0 billion, an increase of £0.4 billion in the year.

•
The Integrated Prudential Sourcebook for Insurers (“PRU”), which came into force on December 31, 2004, requires a general insurance company to calculate an Enhanced Capital Requirement (“ECR”) although for the time being this will remain a target level of capital as opposed to a regulatory minimum. The ECR is based on the principle of there being a capital charge for the various types of risk that an insurer faces, such as underwriting, adverse claims development and credit risk. The ECR sets out capital charge percentages for particular lines of insurance business and for particular assets and liabilities;

•
PRU also introduced an additional requirement for companies to make their own Individual Capital Assessment (“ICA”) that is more specifically related to the risk profile of the particular company. The new FSA rules require a U.K. insurer to assess its own capital requirement based upon its circumstances and risk appetite and this is reviewed by the FSA. If the FSA considers the

Back to Contents

firm’s capital assessment to be insufficient they are empowered to issue Individual Capital Guidance (“ICG”), which could require the firm to maintain a capital buffer.

The Group has adopted a dynamic financial analysis model, which incorporates the generation of statistical distributions for our insurance, market and credit risk. This modeling has been supplemented by a number of other techniques in order to assess operational risk and to incorporate stress and scenario tests to fully assess its capital requirement. The results provide the Group with an indication of how much capital is needed in order to prevent insolvency based on stochastic probability of ruin distributions. In June 2005, the Group filed its first formal complete ICA submission with the FSA. This was subsequently reviewed by the FSA in parallel with its second risk assessment, and the Group’s final capital requirement was agreed in November 2005. Whilst the Group has adequate capital on this new regulatory basis, at the request of the FSA, and in common with the rest of the industry, the final agreed capital requirement remains confidential. The Group monitors the ICA on a regular basis and continues to embed the application of the capital model into the Group’s business processes.

•
PRU Solvency II, the European Commission’s project to reform the prudential regulation of European life and non-life insurance companies is now well underway with a draft Framework Directive scheduled for release in mid to late 2006. The final Directive is scheduled to be adopted by the European Commission in July 2007 for implementation in 2010. Solvency II will replace the current Solvency I regime, which does not reflect the developments in financial markets and risk management techniques that have taken place over the past twenty years. Current solvency requirements differ across Europe and tend to be based on arbitrary formulaic calculations with little assessment of the variety of risks that an insurance company may face. Although these current measures provide a degree of policyholder protection, they create opportunities for regulatory arbitrage between jurisdictions and lead to a disconnect between an insurer’s economic capital needs and regulatory capital requirements. Solvency II seeks to address these issues by creating a more risk sensitive approach to measuring an insurance company’s capital requirements.

The Group maintains a close dialogue with the FSA to gain as good an understanding as possible of the likely developments and, wherever possible, maximize the time available to plan for them.

For a further discussion of these U.K. regulatory changes see “Item 4—Information on the Company—Regulation”.

The U.K. insurance market is currently subject to a number of law reforms including:

•
A sharp focus upon the level of legal costs that are being recovered by attorneys representing successful parties in personal injury actions. Legal costs, which are predominantly borne by the losing party in the U.K., have continued to rise sharply following the introduction of conditional fee agreements in 2000. Whilst the main driver of such increases has related to the attorneys’ ability to recover the cost of legal expenses insurance and success fees from unsuccessful parties, another has related to the emergence of ‘claims management’ companies who act as intermediaries in the process driving the cost upwards. The Government has stepped up activity to control in a more structured way the activities of attorneys, intermediaries, and the legal costs inherent in the civil justice system including:

•	Publication of the Compensation Bill in November 2005 aimed at regulating those involved with the provision of ‘claims services’;

•	Issuing a White Paper in October 2005 concerning potential regulatory reform in the provision of legal services, opening up the market to non lawyer ownership and increasing competition; and

•
Actively pursuing a package of other potential reforms aimed at tackling the emerging compensation culture in the U.K. and improving existing processes for genuine claimants to access justice at reasonable cost to society.

Back to Contents

In addition to the above set of proposals, the Government extended the regime of “predictable success fee” originally introduced for motor claims in 2003, into employers liability disease claims in October 2005. The result of this activity has increased stability in the ultimate cost associated with personal injury actions. Other areas of work in progress including a re-consideration of whether costs should be recoverable from the losing party in smaller value personal injury claims.

•
The sections of the Courts Act 2003 containing provisions permitting the U.K. courts to impose periodical payments in place of lump sum settlements in any personal injury case involving future losses came into force on April 1, 2005. In the absence of a competitive annuity market these claims are being self funded by the majority of general insurers, thus increasing uncertainty of ultimate claims cost. Experience of this new regime remains limited as very few claims have been concluded on this basis to date although popularity is building.

Law Reforms that may impact the insurance market during 2006 and 2007 are set out below:

•
The Health & Social Care Act 2003 will extend recovery of NHS charges from motor to all remaining liability classes (with the exception of stand alone long tail occupational disease claims). Whilst implementation was originally scheduled for November 1, 2004, the Government expressed concerns regarding the fragility of the employers liability insurance market and has postponed implementation to a date no later than October 2006.

•	The Government has initiated a review of insurance contract law with a view to improving consumer protection particularly in the areas on non disclosure and breach of warranty.

•
A significant judgment delivered by the Court of Appeal in January 2006 concluding that pleural plaques, an asbestos related disorder, do not constitute actionable injury and are therefore not compensable. Settlement of all outstanding claims has been stayed pending the outcome of an appeal to the House of Lords.

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

In preparing our consolidated financial statements, we use year-end exchange rates to translate balance sheet items and average rates to translate the profit and loss account items not denominated in British pounds.

In respect of the major overseas currencies the rates of exchange used to translate balance sheet items not denominated in British pounds in our 2005 consolidated financial statements are U.S. Dollar 1.72 (2004: 1.92), Canadian Dollar 2.01 (2004: 2.30) and Danish Kroner 10.86 (2004: 10.51).

In respect of the major overseas currencies the rates of exchange used to translate profit and loss account items not denominated in British pounds in our 2005 consolidated financial statements are U.S. Dollar 1.82 (2004: 1.83), Canadian Dollar 2.20 (2004: 2.38) and Danish Kroner 10.90 (2004: 10.95).

Economic Capital Management Methodology

The capital requirements of an insurance company are determined by its exposure to risk and the solvency criteria established by management and statutory requirements. For a discussion of regulatory solvency, see “Item 4—Information on the Company—Regulation”. In recent years we have upgraded the economic capital modeling capabilities of the group and embedded the use of the models in the management of the business. The same underlying tools and infrastructure are used as for the Individual Capital Assessment required by the FSA, however the calibration of the model for internal management processes is aligned to the risk appetite of the Group as opposed to regulatory calibration requested by the FSA.

Back to Contents

The Economic Capital model is currently used to:

•	determine our internal capital requirements;

•	support capital planning and strategy;

•	contribute to long term strategy development;

•	set return targets for our regional operations;

•	prioritize risk management activity on areas of high risk based capital requirement;

•	support investment strategy development;

•	optimize reinsurance purchasing; and

•	determine the impact of strategic opportunities on the group risk and capital requirements.

Our economic capital model is designed to produce different capital requirements depending on the policies applied to the business, particularly investment and reinsurance policies. In employing our risk-based capital model, we use our present reinsurance and investment policies. Our economic capital methodology has been applied to individual lines of business as well as territories and regions. The economic capital for each of our regions has been calculated using the same methodology as for the Group. However, the sum of the capital requirements for each region, calculated as if each was a separate entity, and based on the same solvency criteria is greater than that required for the Group as a whole. The difference between the two is the diversification benefit generated by the additional spread of risk in the Group.

At any point in time the capital position will show either a surplus or a shortfall. Exact matching would be coincidental given, in particular, the short term volatility in investment market values that impacts the available capital. At present the economic capital position of the Group shows a surplus, due to the recent profitability growth, capital management actions to strengthen the capital position, successful risk reduction activity across the Group and forecast returns.

Back to Contents

Consolidated Results of Operations

The table below presents our IFRS consolidated results of operations for 2005 and 2004. IFRS differs from U.S. GAAP. A reconciliation of the differences between IFRS and U.S. GAAP consolidated net income is included in note 38 to our consolidated financial statements. The table presents summarized results of our operations by segment as well as a reconciliation of segment operating result to our consolidated profit on ordinary activities before tax.

	2005	2004

	(£ in millions)
Net premiums written
United Kingdom	2,639	2,558
Scandinavia	1,324	1,228
International	1,337	1,186
Core Group	5,300	4,972
United States	100	110

Total Group	5,400	5,082

Underwriting result
United Kingdom	135	86
Scandinavia	65	54
International	63	45
Core Group	263	185
United States	(145)	(462)

Total Group	118	(277)

Investment result
United Kingdom	321	282
Scandinavia	115	91
International	144	128
Core Group	580	501
United States	116	90

Total Group	696	591

Insurance result
United Kingdom	456	368
Scandinavia	180	145
International	207	173
Core Group	843	686
United States	(29)	(372)

Total Group	814	314

Amounts not allocated to Core Group operating segments

Other activities	(116)	(56)

Operating result	698	258
Interest costs	(107)	(75)
Amortization	(17)	(22)
Reorganization costs	(86)	(118)
Benefit from change of pension scheme design	180	—
Profit / (loss) on disposals (1)	197	(109)
Discontinued life	—	104

Profit / (loss) before tax	865	38
Taxation	(260)	(118)

Profit / (loss) after tax	605	(80)

Back to Contents

(1)	During 2005, a number of disposals were made as set out below:
•	The Group disposed of its operations in Japan for a total consideration of £92 million generating a profit of £59 million.
•	The Group disposed of its Nonstandard auto business in the United States for a total consideration of £116 million generating a profit of £71 million.
•	The Group disposed of its operations in Thailand for a total consideration of £7 million generating a profit of £4 million.
•	The Group disposed of its 21.5% shareholding in Rothschilds Continuation Holdings AG. The total cash consideration was £109.5 million and the pre tax gain on disposal was £60 million.
•	A number of other disposals were made during the year which generated in aggregate a profit on disposal of £3 million.

During 2004, disposals of subsidiary undertakings were made for a total consideration of £1,066 million. The disposals of subsidiaries and books of business gave rise to a pre-tax loss of £84 million prior to write off of goodwill of £25 million. Group disposals during the year comprised:

•
The Group disposed of its interest in its U.K. life and asset accumulation business on September 30, 2004. The transaction generated proceeds, net of costs, of £811 million and generated a pre-tax loss before goodwill write-back of £59 million.

•
The Group disposed of its interest in its Scandinavian life and asset accumulation business on October 1, 2004. The transaction generated proceeds, net of costs, of £254 million and generated a pre-tax loss of £4 million.

•	A number of other disposals were made during the year for net sales proceeds of £1 million which generated in aggregate a pre-tax loss of £21 million.
•	Goodwill of £25 million relating to disposals that had previously been written off directly to reserves has been written back through the profit and loss account.

Whilst, all of the above disposals had completed at December 31, 2005, our estimates of actual profits/losses on disposal are subject to subsequent adjustment in relation to the specific terms, conditions and warranties contained within the related disposal agreement.

Year ended December 31, 2005 compared to year ended December 31, 2004

The Group had a strong performance from the Core Group and continued progress in reducing the risk of our business in the United States. Net written premiums were up £318 million to £5.4 billion, reflecting the recapture of the Munich Re quota share combined with improved retention across the Group and new business wins in our chosen markets. The combined operating ratio (“COR”) for the ongoing business was 93.8% in 2005 and the Group COR which includes the U.S., of 97.0% was 7.8 points better than 2004.

The Group underwriting result of £118 million was up £395 million on 2004 driven by the stabilization of our business in the United States and our disciplined approach towards risk selection, pricing and claims management. The operating result was up £440 million to £698 million reflecting our improved underwriting performance and an increased investment result of £696 million, which includes £129 million of realized gains. Profit after tax of £605 million is up £685 million on 2004 and includes the benefit from disposals of non core assets of £126 million and £180 million from changes to the scheme design of the two main U.K. defined benefit pension schemes. Our operational improvement program has delivered annualized expense savings of £240 million through the end of 2005.

The Group operating result has been achieved against the background of a mixed rating environment and after absorbing the impact of weather events including floods in the U.K. and India, storms in Scandinavia and Canada and hurricanes in the Americas.

Through the combination of our operational improvement program and our prudent reserving policy we continue to see favorable prior year claims settlement and a positive current year result. The Core Group delivered an underwriting result of £263 million up 42% on 2004 and a combined ratio of 94.1%, after continued strengthening of reserves. The underlying return on equity for the Core Group was 21.6% in 2005 compared with 17.7% in 2004.

Results of Operations by Operating Segment

Our operating segments have been defined based on our management structure and for 2005 was organized into the following regions. Our operating segments are:

•	United Kingdom. This region is comprised of our business in the United Kingdom.

•	Scandinavia. This region is comprised of our businesses in Denmark, Sweden, Norway, Latvia and Lithuania.

•	International. This region is comprised of our businesses in Canada, Ireland, Italy, our businesses in Latin America and our businesses in Asia and the Middle East.

Back to Contents

•	United States. This region is comprised of our businesses in the United States.

Each region formulates its own strategic, commercial and financial policy in conformity with our overall strategy and performance targets.

United Kingdom

The table below presents information regarding the United Kingdom segment’s results of operations for the years indicated.

	Year Ended December 31,
	2005	2004
	(£ in millions, except ratios)
Net premiums written
Property and casualty	2,639	2,558

Property and casualty underwriting result	135	86
Allocated investment return	321	282

Segment insurance result	456	368

Property and casualty loss ratio	62.1%	65.1%
Property and casualty expense ratio	31.8%	31.4%

Property and casualty combined ratio	93.9%	96.5%

Year ended December 31, 2005 compared to year ended December 31, 2004

United Kingdom net premiums written

Property and casualty net premiums written increased by £81 million, or 3%, to £2,639 million in 2005 from £2,558 million in 2004. The increase in premiums reflects the termination of the quota share reinsurance program with Munich Re.

In personal business, net premiums written increased by £52 million, or 7%, to £835 million in 2005 from £783 million in 2004. The increase reflects the improved functionality made to the MORE TH>N website during 2005 and targeted marketing to move customers towards using the internet. These changes, as well as a general trend toward internet usage, have resulted in growth of 109% via this channel compared to 2004, with around 15,000 visitors each day.

In commercial business, net premiums written increased £29 million, or 2%, to £1,804 million in 2005 from £1,775 million in 2004. The increase reflects our continued focus on consolidating our position and concentrating our efforts on market segments where we can capitalize on our ability to win and retain profitable business. Retention improved by 3% on 2004 to 85% despite intense market competition, reflecting the depth and strength of our relationships with customers and intermediary partners.

United Kingdom segment insurance result

United Kingdom segment insurance result increased £88 million, or 23.9%, to £456 million in 2005 from £368 million in 2004.

The improvement of £88 million in the insurance result has been driven by the good progress in the pricing and selection of risks. Our focus on reducing costs and driving efficiency in all areas of the business continues as part of the U.K. Business Transformation Program. Our property and casualty underwriting result improved by £49 million to a profit of £135 million in 2005. Consequently, our loss ratio decreased by 3.0% to 62.1% in 2005 from 65.1% in 2004. The expense ratio increased by 0.4% to 31.8% in 2005 from 31.4% in 2004. The resulting combined ratio improved by 2.6% to 93.9% in 2005 compared to 96.5% in 2004.

In personal business, our insurance result improved by £14 million to a profit of £113 million in 2005 from a profit of £99 million in 2004, with the combined ratio improving to 96.2% in 2005 from 96.6% in 2004. This has been driven by strong underwriting and claims actions, favorable weather conditions and reduced

Back to Contents

subsidence costs in 2005. Our household combined ratio improved to 90.4% in 2005 from 97.1% in 2004 as a result of benign weather conditions during 2005 resulting in a reduction in claims. Our personal automobile combined ratio worsened to 102.9% in 2005 from 101.6% in 2004, mainly as a result of an increase in large claims.

In commercial business, our insurance result increased by £74 million to a profit of £343 million in 2005 from a profit of £269 million in 2004 reflecting the actions taken to enhance claims handling, better risk selection and improved business retention. The commercial automobile underwriting result increased by £23 million to a profit of £37 million in 2005 from a profit of £14 million in 2004, reflecting an improvement in the combined ratio of 7.4% to 88.9% in 2005 from 96.3% in 2004 due to the roll out of the new claims platform and restructuring of claims handling teams. The commercial property underwriting result worsened by £77 million to a profit of £72 million in 2005 from a profit of £149 million in 2004 reflecting the rating environment and significant large claims. Underwriting losses improved by £16 million in our casualty line in 2005 to an underwriting profit of £12 million from £4 million underwriting loss in 2004, due to favorable claims performance. Our combined ratio for commercial business has improved by 4.2% to 92.7% in 2005 from 96.9% in 2004, exhibiting the quality of the commercial portfolio and our continued focus on operating excellence.

Allocated investment return, which represents the investment return on capital allocated to U.K. property and casualty business, increased £39 million, or 13.8%, to £321 million in 2005 from £282 million in 2004. This reflected the improved Group investment result achieved in 2005.

Scandinavia

Scandinavia includes our operations in Denmark, Sweden, Latvia, Lithuania and Norway. The table below presents information regarding our Scandinavian segment’s results of operations for the years indicated.

	Year Ended December 31,

	2005	2004

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	1,324	1,228

Property and casualty underwriting result	65	54
Allocated investment return	115	91

Segment insurance result	180	145

Property and casualty loss ratio	74.4%	76.5%
Property and casualty expense ratio	20.0%	19.1%

Property and casualty combined ratio	94.4%	95.6%

Year ended December 31, 2005 compared to year ended December 31, 2004

Scandinavia net premiums written

Property and casualty net premiums written increased £96 million, or 7.8%, to £1,324 million in 2005 from £1,228 million in 2004. On a constant exchange rate basis, net premiums written increased £89 million, or 7.2%, 3% of which was driven by a termination of the quota share reinsurance program with Munich Re (8% in 2004). Net premiums written increased in most of our principal markets in Scandinavia as follows on a constant exchange rate basis:

•	11% in Denmark to £506 million; and

•	3% in Sweden to £721 million.

This growth was supported by developments in the health insurance market and enhanced positioning in the bancassurance market.

Back to Contents

Scandinavia segment insurance result

Our property and casualty insurance result improved £35 million to £180 million in 2005 due primarily to improvement in our underwriting result for our commercial business of £20 million. Our loss ratio improved to 74.4% in 2005 from 76.5% in 2004. The expense ratio for 2005 was 20.0% against 19.1% for 2004. The expense ratio was affected by increased sales focus and a general strengthening of support functions, including a number of costs arising from Sarbanes-Oxley requirements.

Our combined ratio was 94.4% in 2005 compared to 95.6% in 2004. On a constant exchange rate basis, our underwriting profit improved £10 million to £65 million in 2005. In personal business our combined ratio increased to 102.5% in 2005 from 101.7% in 2004, which was adversely impacted by an increase of bodily injury claims. In commercial business our combined ratio improved to 85.5% in 2005 from 88.7% in 2004.

Results for 2005 were affected by the following factors:

•	Continued strong operating performance, particularly in commercial lines;

•
The development of large claims was in line with 2004, whereas the number of weather-related claims was higher than in 2004, when weather conditions were favorable in Denmark and Sweden. The storm in January 2005 resulted in claims incurred, net of reinsurance, of DKK 107 million; and

•	High costs for bodily injury claims, prompting the Group to adopt a more cautious assessment practice.

Allocated investment return, which represents the investment return on capital allocated to Scandinavian property and casualty business, increased £24 million, to £115 million in 2005 from £91 million in 2004.

International

The table below presents information regarding our International segment’s results of operations for the years indicated. International comprises our businesses in Canada, Europe, Latin America and Asia & Middle East.

	Year ended December 31,

	2005	2004

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	1,337	1,186

Property and casualty underwriting result	63	45
Allocated investment result	144	128

Segment insurance result	207	173

Property and casualty loss ratio	61.4%	63.9%
Property and casualty expense ratio	33.3%	32.7%

Property and casualty combined operating ratio	94.7%	96.6%

Year ended December 31, 2005 compared to year ended December 31, 2004

International net premiums written

Property and casualty net premiums written in our International region increased by £151 million, or 13%, to £1,337 million in 2005 from £1,186 million in 2004. On a constant exchange rate basis, net premiums written increased £94 million, or 8%. £65 million of the increase related to the termination of the Munich Re quota share cession which was partially offset by sale of our Japanese business, which in 2004 had net premiums written of £52 million.

In Canada net premiums written increased by £91 million, or 19%, to £578 million in 2005 from £487 million in 2004. On a constant exchange rate basis and excluding the impact of the Munich Re quota share

Back to Contents

treaty net premiums written increased by £4 million, or 1%, on the 2004 business. Our personal lines net premiums written increased by 3% to £436 million reflecting our efforts to rebalance our direct and intermediated business. Our direct personal lines premiums increased by 14% while our intermediated personal lines premiums declined by 6%. Our commercial lines net premiums written declined by 5% to £142 million with the impact of rate reductions and reduced retention more than offsetting an increase in the number of policies.

Net premiums written in Europe increased by £11 million, or 3%, to £406 million in 2005 from £395 million in 2004. On a constant exchange rate basis and excluding the impact of the Munich Re quota share treaty net premiums written decreased £10 million, or 2%, on the 2004 business. This was largely a reflection of limited new business growth opportunity during the year in Italy and continued competitive market conditions in Ireland.

Net premiums written in Latin America increased by £83 million, or 50%, to £249 million in 2005 from £166 million in 2004. On a constant exchange rate basis, the increase was £67 million or 37%. Personal lines net premiums written increased by £42 million, or 62%, reflecting the good growth opportunities available in the Region, whilst Commercial lines increased by £41 million, or 41%. In Brazil, our marine portfolio grew by more than 25% and we significantly increased our presence in the Region with the acquisition of Compania de Seguros Generales Cruz del Sur SA, the market leader in Chile and La Republica Compania Argentina de Seguros Generales SA in Argentina. On a constant exchange rate basis, the increase was £67 million or 37%.

Asia & Middle East net premiums written reduced by £34 million, or 24.6%, to £104 million in 2005 from £138 million in 2004. Personal lines net premiums written decreased by £31 million to £30 million reflecting the sale of our Japanese business in February 2005. Commercial lines net premiums written reduced by £3 million to £74 million, largely reflecting our focus in Asia & Middle East on maintaining premium rating levels, leading to a reduction in exposure, principally in Hong Kong.

International Segment insurance result

International segment insurance result increased £34 million to £207 million in 2005 from £173 million in 2004. The combined operating ratio improved to 94.7% in 2005 from 96.6% in 2004. International property and casualty underwriting result increased £18 million to £63 million profit in 2005 from an underwriting profit of £45 million in 2004.

Canada insurance result of £109 million profit in 2005 increased £16 million from a profit of £93 million in 2004. The combined operating ratio improved to 94.8% in 2005 from 96.2% in 2004.

Canada property and casualty underwriting result increased £7 million to £26 million profit in 2005 from an underwriting profit of £19 million in 2004. An improved result in the automobile portfolio due to legislated product reform measures was the underlying reason for the improvement.

Europe insurance result increased £33 million to £79 million in 2005 from £46 million in 2004. The combined operating ratio improved to 92.0% in 2005 from 98.6% in 2004.

Europe property and casualty underwriting result increased £28 million to £34 million underwriting profit in 2005 from an underwriting profit of £6 million in 2004, partly due to good performance in Ireland and Italy but also due to elimination of losses in discontinued operations. On a constant exchange rate basis, there was a £28 million increase in underwriting profit.

Latin America insurance result of £2 million profit in 2005 reduced £13 million from a profit of £15 million in 2004. The combined operating ratio increased to 101.4% in 2005 from 95.5% in 2004 after absorbing 7.6 percentage points of weather costs reflecting the impact of hurricanes Emily and Wilma.

Latin America property and casualty underwriting result deteriorated £14 million to an underwriting loss of £5 million in 2005 from an underwriting profit of £9 million in 2004 principally as a result of the impacts of hurricanes Emily and Wilma. On a constant exchange rate basis, there was a £17 million reduction in underwriting profit.

Asia & Middle East insurance result reduced £2 million to £17 million in 2005 from £19 million in 2004. The combined operating ratio improved to 89.5% in 2005 from 93.4% in 2004.

Back to Contents

Asia & Middle East property and casualty underwriting result reduced £3 million to £8 million underwriting profit in 2005 from an underwriting profit of £11 million in 2004 reflecting the sale of Japanese operations during 2005. On a constant exchange rate basis, there was a £1 million reduction in underwriting profit.

United States

2005 has been a productive year with the continued reduction in exposures and infrastructure. The insurance loss reduced by £343 million to £29 million in 2005 with the fourth quarter insurance result achieving broadly break even. During the year we reduced headcount by 60%, open claims by 37% and collected $1.3 billion of reinsurance. At the year end, the two remaining collateralized debt obligations had a fair value of $157 million and in February 2006 we exited one of these contracts generating a small pre tax gain. The fair value of the remaining contract is $71 million.

A number of uncertainties remain in the U.S. but on a business as usual basis we anticipate broadly breaking even at the insurance result level in 2006. While there have been some movements between lines of the business, the reserves at the year end were $3.4 billion and in line with expectations.

	Year Ended December 31,
	2005	2004

	(£ in millions, except ratios)
Net premiums written:
Property and casualty	100	110

Property and casualty underwriting result	(145)	(462)
Allocated investment return	116	90

Segment insurance result	(29)	(372)

Property and casualty loss ratio	144.4%	137.7%
Property and casualty expense ratio	68.9%	93.1%

Property and casualty combined ratio	213.3%	230.8%

Year ended December 31, 2005 compared to year ended December 31, 2004

United States net premiums written

Net premiums written in the United States decreased by £10 million, or 9.1%, to £100 million in 2005 from £110 million in 2004. The 2005 net premiums written includes £174 million for the nonstandard automobile business which is offset by reinsurance cessions related to the prior year, Munich Re quota share cessions, and audit return premiums.

Personal lines net premiums written, excluding nonstandard automobile, decreased by 28% to £5.3 million. Nonstandard automobile represented 97% of our total 2005 U.S. personal lines net premiums written. Standard and preferred personal lines business contributed only 3% of net premiums written due to the successful transition of the business to Travelers. The Nonstandard automobile business was sold in November 2005.

Commercial lines net premiums written continues to run off as a result of the business successfully transitioning to renewal rights purchasers.

United States segment insurance result

In the United States, our overall combined ratio improved in 2005. The overall loss ratio deteriorated by 6.7% to 144.4% in 2005, but the expense ratio improved by 24.2% to 68.9% from 93.1% in 2004. The loss ratio was mostly affected by deterioration in collectiblity of reinsurance recoveries, various prior year adjustments including hurricane activity from 2004, general litigation items, and involuntary pools and associations. The overall expense ratio declined as we begin to see the benefit of expense reductions from the overall reduction of the portfolio.

Back to Contents

Nonstandard automobile business produced strong results for the ten months of 2005 with a 90.6% combined ratio. In the fourth quarter of 2005, we announced the sale of our nonstandard business to Sentry Insurance, a mutual company. The proceeds, net of expenses, were £112 million and resulted in a IFRS basis gain on the sale of approximately £71 million. As a result of the sale, assets and liabilities held by the three legal entities that were sold of £147 million and £107 million, respectively, were removed from the balance sheet. The sale also included a reinsurance agreement to cede 100% of the nonstandard automobile business written by a fourth legal entity (Guaranty National) that was not part of the sale. This reinsurance agreement resulted in the transfer of unearned premium reserves of £14 million and loss and loss adjustment expense reserves of £35 million.

Other significant transactions in 2005 for the U.S. operations included a reorganization charge of £51 million for employee retention/severance costs, vacant lease space, and adverse reserve development on the ARTIS runoff book of business. In addition, further proceeds from the renewal rights transactions resulted in profit on disposals of subsidiaries of £6 million in 2005.

Allocated investment return, which for U.S. segment represents the actual return achieved, increased by £26 million, or 29%, to £116 million in 2005 from £90 million in 2004, reflecting improved realized gains in 2005.

Insurance Investments

Our insurance investment portfolios consist of our worldwide general insurance investment portfolios, which include the assets supporting our property and casualty liabilities as well as our shareholders’ funds. We also had substantial worldwide life insurance investment portfolios until we disposed of our U.K. and Scandinavian life and asset accumulation businesses during 2004.

The table below presents our actual investment returns, including investment income and net realized gains on investments, less investment expenses for the years indicated. The fair value of fixed income and equity securities is subject to volatility as interest rates and the equity markets fluctuate.

	Year ended December 31,
	2005	2004

	(£ in millions)
Worldwide general insurance investment portfolios:
Investment income	603	551
Net realized gains on investments	190	113
Income and realized gains from investments accounted for under the equity method of accounting	3	8
Investment expenses and charges	(46)	(58)

Net investment income	750	614

Worldwide life insurance investment portfolios (1):	—	1,276

(1)	Our U.K. and Scandinavian life and asset accumulation businesses were disposed of during 2004.

Net investment income in our worldwide general insurance portfolios increased by £136 million to £750 million in 2005 from £614 million in 2004. This was driven by an increase in realized gains of £77 million and a decrease in investment expenses and charges of £12 million. The increase in realized gains reflects, in part, increased level of equity disposals during 2005 in comparison to 2004, in particular the disposal of our 21.5% shareholding in Rothschilds Continuation Holdings AG for a pre tax gain on disposal of £60 million.

Liquidity and Capital Resources

The principal sources of funds for our operations are insurance premium collections and net investment income, while the major uses of these funds are the payment of insurance claims, operating expenses and dividends as well as servicing our debt obligations and the acquisition of, and investment in, our core businesses.

Back to Contents

As of December 31, 2005, the Group had issued £1,071 million of loan capital. This loan capital, being both long term and restricted as to the circumstances in which it can be repaid, can be regarded as a form of capital for certain purposes. During 1999, we issued $500 million subordinated bonds due October 15, 2029 and €500 million subordinated Eurobonds due October 15, 2019. The net proceeds were used to provide additional capital to assist in the financing of our acquisitions of Orion and Trygg-Hansa during 1999. The rate of interest payable on the $500 million subordinated bonds is 8.95%. €200 million of the Eurobonds bear interest at a fixed rate of 6.875% until October 15, 2009, and at a floating rate thereafter. €300 million of the Eurobonds bear interest at a floating rate from the date of issue. We have the option to repay the Eurobonds on specific dates starting October 15, 2009. After that date there is an increase in the interest rate of 100 basis points.

In June 2004 the holders of the Eurobonds agreed to amend the terms of the subordinated bonds, making them eligible to qualify as regulatory capital under the forthcoming regulatory regime being introduced by the FSA under the Insurance Groups Directive.

In July 2004, we issued £450 million cumulative step-up perpetual subordinated notes. The rate of interest payable is 8.50%. We have the option to repay the bonds on specific dates starting December 8, 2014. From that date the coupon rate payable on the notes will be the rate per annum which is the aggregate of 4.375% and the gross redemption yield of the benchmark gilt for the coupon calculation period. IFRS requires perpetual subordinated notes to be classified as equity where the issuer has no contractual obligation to deliver cash (or another financial asset) to another party. Under the original terms of the loan agreement the Group had an option to defer interest payments indefinitely, provided no dividend was declared or distribution paid in respect to any class of share capital since the most recent AGM. Accordingly, the perpetual subordinated notes were classified as equity under IFRS. During the year ended December 31, 2005, the loan agreement was amended such that the perpetual subordinated notes became a financial liability. Under U.S. GAAP where an instrument is legally a debt and includes a conditional or unconditional obligation to transfer economic benefits, such an instrument is generally classified as a financial liability. Accordingly, subordinated guaranteed perpetual notes are classified as a financial liability under U.S. GAAP.

In addition to the loan capital referred to above, the Group’s other borrowings as of December 31, 2005 amounted to £251 million. Of the total other borrowings of £251 million, £233 million was borrowed under a committed credit facility at a rate of interest of 5.8484%, £8 million was represented by overdrafts and other loans and £10 million was borrowed under mortgages secured on properties of the Group at fixed rates of 5%. Of these borrowings, £242 million are repayable within one year, £1 million are repayable after one year and within two years, £4 million are repayable within two to five years and £4 million had maturities in excess of five years. The debt is held primarily to provide short term liquidity. There is no seasonality to our borrowing requirements. £233 million borrowed under the committed credit facility was repaid in March 2006.

We maintain standby committed revolving credit facilities in the amount of £500 million that is undrawn. We maintain a $1 billion commercial paper program and are also able to borrow through sales and repurchases of our fixed income U.K. government securities.

As of December 31, 2005, our consolidated total investments included £1,617 million of cash and cash equivalents. In addition, we had short term deposits of £95 million. A large portion of our investment portfolio is held in highly liquid, listed securities which can be sold to raise funds if required. However, having borrowing facilities to meet short term cash requirements avoids having to liquidate the investments at a disadvantageous time. A key objective of our investment policy is to match the currency of our investments (including cash and cash equivalents) with our liabilities to avoid unnecessary exchange exposure.

We announced on April 20, 2006 an offer to exchange any or all of our $500 million 8.95% subordinated guaranteed bonds due October 15, 2029 (“Yankee Bonds”) for sterling perpetual guaranteed bonds (“New Bonds”). $425,694,000 of the outstanding notional amount of the offering participated in the offering, which was settled on May 12, 2006. The balance of the Yankee Bonds remain outstanding following closing of the transaction was $73,598,000. We believe, this exchange represents an improvement in Group Quality of Capital for the following reasons:

•	Maturity: The New Bonds are perpetual with an issuer par call after 11 years accompanied by a 100bp step-up. Yankee Bonds were issued in 1999 with a 30 year bullet maturity.

Back to Contents

•
Deferral of interest: Interest on the New Bonds can be deferred indefinitely and can only be settled via the proceeds of stock settlement (ACSM). Any deferred coupons in liquidation would rank pari passu with common stock. Interest on the Yankee Bonds can be deferred for up to 5 years on a cumulative basis. Any deferred coupons in liquidation would rank pari passu with the principal as junior subordinated debt.

•	Subordination: The New Bonds are “Innovative Tier One Capital” whereas Yankee Bonds are “Sub Lower Tier Two Bonds”.

This exchange will also improve the regulatory capital position of the Group by replacing the Yankee Bonds, which do not qualify as regulatory capital, with an innovative Tier 1 regulatory capital instrument under the FSA’s Integrated Prudential Sourcebook. As well as the exchange we raised £77,721,000 of additional New Notes on the same terms as the exchanged bonds. In total, £375,000,000 New Bonds were issued on May 12, 2006.

The New Bonds are step-up perpetual guaranteed subordinated capital securities and the interest payable is 6.701%. We have the option to repay the bonds on specific dates starting July 12, 2017. From that date, the interest rate payable would be LIBOR plus 2.51%.

The table below is a summary of cash flow activities for the years ended December 31, 2005 and 2004 in accordance with IFRS.

	Year ended December 31,
	2005	2004

	(£ in millions)
Cash generated from continuing operations	(462)	(244)
Income tax paid	(65)	(52)
Interest received/(paid)	556	504
Dividends received	2	5
Cashflows from discontinued operations	—	(797)
Loss on disposal of discontinued operations	—	107

Net cashflows from operating activities	31	(477)
Net cashflows from investing activities	(130)	(1,925)
Net cashflows from financing activities	(225)	73

Net decrease in cash and cash equivalents and bank overdrafts	(324)	(2,329)

Cash and cash equivalents and bank overdrafts at beginning of the year	1,864	4,254
Effect of exchange rate changes on cash and cash equivalents	72	(61)
Net decrease in cash and cash equivalents and bank overdrafts	(324)	(2,329)

Cash and cash equivalents and bank overdrafts at end of the year	1,612	1,864

In 2005, the net cash inflow from operating activities and net sales of investments amounted to £34 million with borrowings decreasing by £86 million. During the year we paid the 2005 interim dividend and the 2004 final dividend amounting to £116 million and paid £133 million for acquisitions and capital expenditures net of disposals. The net cash flows from operating activities increased to an inflow of £31 million in 2005 from an outflow of £477 million in 2004 due to improved cash flow from property and casualty business.

In 2004, the net cash outflow from operating activities and net purchases of investments amounted to £3,283 million with borrowings decreasing by £84 million. During the year we raised £295 million from an issue of loan capital, paid the 2004 interim dividend and the 2003 final dividend amounting to £107 million and received £881 million from disposals net of acquisitions and capital expenditures.

At the Annual General Meeting held on May 22, 2006, we obtained shareholder approval to repurchase up to 10% of our shares during the period May 22, 2006 until the conclusion of the 2007 annual general meeting or on August 21, 2007, whichever is earlier. We did not repurchase any shares during 2005 and have not repurchased any shares between May 22, 2006 and the date of this report. We currently intend to continue to seek

Back to Contents

shareholder approval annually for the ability to repurchase up to 10% of our shares during the course of each year.

Our net capital expenditures amounted to £188 million in 2005 and £219 million in 2004. The principal expenditures relate to leasehold improvements, fixtures, equipment and fittings and computer software. We had outstanding commitments for capital expenditures of £4 million as of December 31, 2005.

During the three years ended December 31, 2005, we acquired interests in subsidiaries and associates (investments accounted for under the equity method of accounting) for aggregate consideration of £78 million and sold interests in subsidiaries and associates for aggregate consideration of £1,310 million. In 2005, we acquired interests in subsidiaries for £69 million. In 2005 we completed the sales of interests in subsidiaries and associates for £181 million. In 2004, we acquired interests in subsidiaries and associates for £9 million. In 2004, we completed the sales of interests in subsidiaries and associates for £1,129 million, including our U.K. life and asset accumulation business for £851 million, our Scandinavian life and asset accumulation business for £254 million and our Peru life and asset accumulation business for £10 million.

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

The Group’s financial strength ratings of the core property and casualty insurance operations were rated “A-” with a “stable” outlook by Standard & Poor’s and “A-” with a “negative” outlook by A.M. Best during 2005. Moody’s revised the core European ratings to “Baa1” with a “stable” outlook in April 2005. At December 31, 2005 the core property and casualty insurance operations were rated “A-” by both Standard & Poor’s and A.M. Best and the financial strength rating from Moody’s was “Baa1”. In March 2006, A.M. Best revised the outlook from “negative” to “stable” and Moody’s from “stable” to “positive”. Ratings have an impact on the ability of the Group to write certain types of property and casualty insurance business. The key operating companies in the United States are rated “C++” with a “negative” outlook from A.M. Best and “Ba3” with a “stable” outlook by Moody’s.

We believe that our working capital, liquid assets, net cash provided by operations, and access to the capital markets will enable us to meet the Group’s foreseeable cash requirements.

Summary of Significant Differences between IFRS and U.S. GAAP

The significant differences in accounting principles between IFRS and U.S. GAAP are described and summarized in note 38 to our consolidated financial statements. Our condensed consolidated financial statements, prepared in accordance with U.S. GAAP, as of and for the years ended December 31, 2005 and 2004 are presented in note 39 to our consolidated financial statements.

	Year ended December 31,
	2005	2004

	(£ in millions)
Profit / (loss) in accordance with IFRS	555	(125)
Profit / (loss) in accordance with U.S. GAAP	221	(279)

Difference	(334)	(154)

Back to Contents

Our consolidated net loss under U.S. GAAP differs from that under IFRS for the reasons set out below.

Year ended December 31, 2005

Our consolidated net profit under IFRS was £555 million compared to a net profit of £221 million under U.S. GAAP for the year ended December 31, 2005. The principal reason for the reduced profit was the impact of pensions due to differences in the income statement treatment under IFRS and U.S. GAAP as described below in respect of the year ended December 31, 2004. In addition during 2005, the U.K. defined benefit schemes were altered from providing benefits on a final salary basis to benefits on a revalued average salary basis with effect from January 1, 2006. As a result of the changes, the projected benefit obligations of the schemes are reduced from the date of the change. Under IFRS, the one off benefit of £180 million arising from the reduction is recorded in the Income Statement in 2005. U.S. GAAP prohibits the cost of providing such prior service cost benefits from being included in the Income Statement in the year of the amendment, but provides for recognition during the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

Year ended December 31, 2004

Our consolidated net loss under IFRS was £125 million compared to a net loss of £279 million under U.S. GAAP for the year ended December 31, 2004. The principal reasons for the increased loss were the impact of reversal of discounting movements on asbestos and environmental claims reserves for our property and casualty operations which is permitted under U.S. GAAP only if the payment pattern and ultimate cost are fixed and determinable and the discount rate is reasonable, and pensions due to a difference in the income statement treatment under IFRS and U.S. GAAP. Under IFRS, the Group opted to recognize actuarial gains and losses in full, as they arise, in equity. The actuarial losses are thus recognized in full subsequent to January 1, 2004. However, under U.S. GAAP, the Group amortizes, over the working lives of participating employees the net gain or loss in excess of 10% of the greater of the defined benefit obligation and the fair value of plan assets at the beginning of year. The amortized amount each year is recognized in income, while the cumulative effect of the unrecognized amounts affect the asset or liability recognized in equity. Further, due to stricter recognition criteria under U.S. GAAP certain of the deferred acquisition costs and software development costs recognized as assets under IFRS had to be expensed under U.S. GAAP.

Off-Balance Sheet Arrangements

The Group does not have any material off-balance sheet arrangements other than guarantees and commitments set out in note 35 to our consolidated financial statements.

Contracts and Commitments

The following table sets out the Group’s contractual cash obligation by payment due period as at December 31, 2005.

	Within one year	One to three years	Three to five years	Over five years	Total

	(£ in millions)
Subordinated debt	82	167	170	1,917	2,336
Other borrowings	255	2	3	4	264
Operating leases	63	101	80	162	406
Finance leases	2	4	2	1	9
Irredeemable preference shares (1)	9	18	18	—	45
Post-retirement healthcare benefits (2)	47	—	—	—	47
Purchase obligations (3)	161	164	147	71	543
Outstanding investment purchases	7	—	—	—	7
Insurance liabilities (4)	5,034	4,491	2,125	3,421	15,071
Other capital commitments	4	—	—	—	4

Total (5)	5,664	4,947	2,545	5,576	18,732

Back to Contents

(1)
The Group has in issue £125 million of irredeemable preference shares that carry a right to a fixed cumulative preferential dividend of 7.375%. This dividend is payable in half yearly installments of £4.6 million. The amounts payable after more than 5 years category has not been completed as the shares are irredeemable and dividends will continue to be payable for the foreseeable future.

(2)
The Group provides post retirement healthcare benefits to certain current and retired U.S. and Canadian employees. The total estimated cumulative obligation under these schemes has been included as less than 1 year due to the variable nature and uncertainty of the payment dates. The payments made in 2005 under these schemes amounted to £3 million.

(3)
Included in the table is a major purchase contract representing £239 million of contractual payment obligations. This contract may be terminated at the Group’s request on either February 28, 2007 or February 28, 2008 at a cost of £5 million. If the contract was so terminated the total contractual payment obligations would be reduced by £182 million following termination in 2007 or £152 million following termination in 2008.

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

In the table above we have estimated the future payments by year of our undiscounted gross property and casualty loss reserves including loss adjustment expense, or LAE, as well as for losses incurred but not yet reported, or IBNR, as at December 31, 2005. We have assumed that historical payment patterns will continue. However these estimated loss payments are inherently uncertain in their amount and timing and therefore actual payments may vary materially from these estimates.

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

IFRS and U.S. GAAP Critical Accounting Policies and Estimates

Introduction

This Operating and Financial Review and Prospects includes an analysis of the results presented in the financial statements. These financial statements have been prepared in accordance with IFRS. Note 1 to our consolidated financial statements contains a summary of the Group’s significant accounting policies under IFRS. Note 38 to the consolidated financial statements contains a discussion of the differences between IFRS and U.S. GAAP, which materially affect the determination of the Group’s consolidated net income and shareholders’ equity. These should be read in conjunction with the following discussion of the accounting policies that, in management’s view, are critical to the reporting of the Group’s financial position.

Certain of Group’s accounting policies under IFRS and U.S. GAAP require the use of estimates and assumptions that may involve a degree of judgment that could affect amounts reported in the Group’s consolidated financial statements. Many of these policies, estimates and related judgments are common in the insurance industry. In applying these policies, management makes subjective and complex judgments that may require estimates about matters that are inherently uncertain. These estimates may be based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Consequently, actual experience or current estimates could differ significantly from the previous estimates due to changes in assumptions and financial market or, economic or other conditions. Such differences would be reflected in the financial statements (when appropriate) and could impact the Group’s financial results and conditions.

The accounting policies that are deemed critical to the Group’s operations results and financial position, in terms of materiality and the degree of judgment and estimation involved are summarized below.

Reserves

Overview

The provision for unearned premiums in respect of general business represents the proportion of premiums written relating to periods of insurance subsequent to the balance sheet date and is calculated principally on a pro rata basis.

We establish property and casualty loss reserves to account for the anticipated ultimate costs of all losses and related loss adjustment expenses (“LAE”) on losses that have already occurred. We establish reserves for reported losses and LAE, as well as for incurred but not yet reported (“IBNR”) losses and LAE. Loss reserve

Back to Contents

estimates are based on known facts and on interpretation of circumstances including our experience with similar cases and historical claims payment trends. We also consider the development of loss payment trends, levels of unpaid claims, judicial decisions and economic conditions.

We use a variety of statistical techniques and a number of different bases to set reserves, depending on the business unit and line of business in question. Our reserving managers consider claims developments separately for each line of business and subdivide certain lines of business by major claim types or sub-classifications of business. Large claims impacting each relevant account are also generally assessed separately, either being reserved at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Reserves are calculated gross of any reinsurance recovery, with a separate asset recorded for the reinsurer’s share having due regard to collectability.

In 2005 the Group established a Group Reserve Committee consisting of the Chief Executive Officer, Chief Financial Officer, Group Risk Director and Group Chief Actuary. A similar committee has been established in each of our major regions. The Group Reserve Committee monitors the decisions and judgments made by the business units as to the level of reserves recommended and makes the final decision on the reserves to be included within the financial statements. In making its judgment the Group Reserve Committee’s aim is that, over the longer term, reserves should be more likely to run off favorably than adversely. However there can be no assurance that reserves will not develop adversely and exceed the Best Estimate. In making its judgment of the Best Estimate of Reserves to include in the financial statements the Group Reserve Committee adopts the following approach:

•
the Group’s actuaries provide an indication of ultimate losses together with an assessment of risks and possible favorable or adverse developments that may not have been fully considered in calculating these indications. At the end of 2005 these risks and developments included: the possibility of future legislative change having retrospective effect on open claims; changes in claims settlement procedures potentially leading to future claims payment patterns differing from historical experience; the possibility of new types of claim, such as disease claims, emerging from business written several years ago; general uncertainty in the claims environment; the emergence from latent exposures such as asbestos; the outcome of litigation on claims received; failure to recover reinsurance; and unanticipated changes in claims inflation;

•	consideration is also made of the views of internal peer reviewers of the reserves and of third parties including actuaries, legal counsel, risk directors, underwriters and claims managers;

•	consideration is made of how previous actuarial indications have developed; and

•	in forming its collective judgment the Committee will consider this information as a whole.

Claims provisions relating to long term permanent disability claims in the United States and Scandinavia are included after reflecting interest expected to be earned. In addition, claims are similarly discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. In defining those claims with a long period from incident to claims settlement, those categories of claims where the average period of settlement is six years or more from the balance sheet date has been used as a guide. The total discount applied to these reserves was £748 million in 2005 and £721 million in 2004. The income statement impact of this discounting was £nil million in 2005 and a £80 million credit in 2004. Other than with respect to the above reserves, we do not record reserves on a discounted basis.

We analyze claims progressions according to calendar year accident periods, underwriting years and notification years, with allowances for pure IBNR claims affected in the last instance by way of analyses of claims notification delay tables.

The process of estimating loss reserves is subject to a number of internal and external variables such as changes in claims handling procedures, inflation, judicial trends and legislative changes. Many of these items involve considerable uncertainty. Additionally, there may be significant reporting lags between the occurrence of

Back to Contents

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

We believe based on the information currently available to us that overall, our loss reserves as of December 31, 2005 were appropriate.

The following table shows loss and loss adjustment expense reserves by region as of December 31, 2005, net of reinsurance:

	Personal	Commercial	Total

	(£ in millions)
U.K.	864	3,320	4,184
U.S.	45	1,921	1,966
Scandinavia	1,105	922	2,027
International	961	957	1,918

Total	2,975	7,120	10,095

Reserving for non-Asbestos reserves:

How non-Asbestos reserves are set

We analyze reserves by line of business within the various regions. A single line of business may be written in one or more of the regions. Case reserves are established on each individual claim and are adjusted as new information becomes known during the course of handling the claim. Lines of business for which claims data (e.g. paid claims and case reserves) emerge over a long period of time are referred to as long-tail lines of business. Lines of business for which claims data emerge more quickly are referred to as short-tail lines of business. Within the Group’s operations a typical short-tail line of business is property. The longest tail lines of business include personal accident in Scandinavia, workers’ compensation in U.S., commercial liability, and professional liability.

Estimates of claims provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, known legislative changes, known judicial decisions and economic conditions.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The Group’s estimates of losses and loss expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these estimates. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;

Back to Contents

•	estimates based upon a projection of claims numbers and average cost;

•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and

•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses customized methods for specialist classes of business. In selecting its best estimate, the Group considers the appropriateness of the methods and bases to the individual circumstances of the provision class and underwriting year. The process is designed to select the most appropriate best estimate.

Our reserving managers regularly review estimates for both current and prior accident years using the most current claim data. For most lines of business, a variety of actuarial methods are reviewed and the reserving managers select methods and specific assumptions appropriate for each line of business based on the current circumstances affecting that line of business. These selections incorporate input from claims personnel, underwriters and operating management on reported claims trends and other factors that could affect the estimates.

For short-tail lines of business, development of paid claims and case reserves is reliable and indicative of ultimate losses. The method used is generally based on the amount of paid and case estimates for reported claims.

For long-tail lines of business, initial development of paid claims and case reserves is less reliable and, accordingly, may not be fully indicative of ultimate losses. At early stages of an accident year’s development relying solely on the pure development of that year may give erroneous indications and additional information such as the prior accident years’ loss ratios and pricing and inflation trends help give a fuller picture in evaluating the likely ultimate cost of claims arising in that accident year. As the maturity of an accident year develops, the credibility of the specific paid and incurred development of that accident year increases and less reliance needs to be placed on other information such as prior accident years’ loss ratios.

The estimation process is a “continuous” process, in that the estimates of ultimate claims costs are regularly updated to reflect the latest information on the actual paid and incurred activity and the other factors identified previously. The methodology and approach is not necessarily changed but the parameters in the methods and selection process are updated to derive the most appropriate estimate of the likely ultimate cost.

The reserve movements shown in the loss development tables in “Item 4 – Information on the Company – Property and Casualty Reserves” have generally arisen from new or improved information becoming available. Where claims development has differed compared with that previously assumed in estimating reserves, appropriate reserving action has then been taken. For the major reserve movements over 2005 we have provided additional disclosure on the cause of these differences together with sensitivities to current reserves from changes in assumptions. Due to the large number of lines of business we analyze it is not feasible or meaningful to provide detailed information about each segment.

Reserving for Asbestos reserves:

How Asbestos reserves are set

We have exposure to liabilities for asbestos related losses arising from the sale of commercial liability and multi-peril policies prior to 1987. After 1987 in the United States, policy wordings contained more prescriptive, and in many cases absolute, exclusions for these types of exposure thereby considerably reducing the potential for loss.

In the United States coverages provided under which these liabilities have emerged were in most cases with smaller commercial customers and involved small policy aggregate limits and limits to coverage. We wrote a limited amount of excess coverage in the United States, most of which were excess policies on top of our own primary covers as opposed to primary policies written by other insurers. As a result, to a large extent, we were able to maintain underwriting and policy wording discipline. Excess policies are insurance policies, which provide coverage in excess of the policy limits of another insurance policy, sometimes referred to as the primary

Back to Contents

policy. In other words, primary policies provide insurance coverage only to a defined limit of liability. Excess policies provide additional coverage beyond this liability limit.

In the U.K. asbestos liabilities have emerged most frequently in the employers liability line of business. This coverage provides indemnity to individuals injured in the workplace. The effect of reinsurance purchased against large individual losses is dampened by the often multi-year nature of the liabilities, which means a deductible for each year of exposure applies before losses can be recovered from the reinsurers.

Reserving for Asbestos claims is subject to a range of uncertainties that are generally greater than those presented by other types of claims. These include long reporting delays, unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional loss reserving techniques cannot wholly be relied on and we have employed specialized techniques to determine reserves in a prudent manner using the extensive knowledge of both internal Asbestos experts and external legal and professional advisors.

U.K. risks written in the U.K.

The majority of business in this area is employers’ liability (“EL”) with a small amount of public and products liability. The underlying method for the estimation of asbestos requirements for U.K. EL depends critically on establishing a distribution of expected deaths from asbestos related disease, which is then adjusted to allow for the delay between claim and death of claimant. Calibration of the resultant distribution to Group experience of reported claims allows an estimate of future numbers of claims against the Group to be produced.

Average claim cost is monitored from claim notifications over time and, from this data, after adjustment for inflation, a view is taken of current average claims cost taking into account evidence of trends etc. The average costs observed will reflect the proportion of claims cost being borne by the Group as a result of current sharing agreements amongst insurers, which in turn reflects the Group’s proportion of claimant exposure periods.

We have used the U.K. Government Health & Safety Executive projections of probable numbers of future deaths from Mesothelioma, published in December 2003, as the basis to determine our U.K. reserves for future expected asbestos cases and applied this to our average cost, which is adjusted to allow for future inflation. The effect of using this new data on our reserves was to increase the anticipated number of asbestos claims, but to lengthen reporting period over which claims are expected to be realized.

U.S. risks written in the U.K.

U.S. asbestos exposure arises from a variety of sources including: London market ‘direct’ business written through Marine operations many years ago, inward reinsurance exposures also written through the London market and from participation in U.K. aviation pools.

The methods for reserving this segment are very similar to those described in the ‘U.S. Risks written in the U.S.’ section below.

U.S. risks written in the U.S.

Claimants include both primary defendants and peripheral defendants. Primary asbestos defendants manufactured and distributed asbestos products and most are expected to exhaust the majority of available insurance coverage.

The peripheral category is a newer group of defendants brought into litigation due to bankruptcies in the primary defendant group. Some may have manufactured, distributed or installed asbestos containing products, but exposure is more limited. Others owned or operated premises where asbestos products were used, giving rise to premises rather than products claims.

In establishing reserves for U.S. asbestos claims we evaluate each insured’s estimated liability for such claims using a ground up approach. We consider a variety of factors, including the State where underlying claims have been brought, past, current and anticipated future claim activity, disease mix, past settlement amounts for similar claims, dismissal rates, allocated claim adjustment expenses, and potential bankruptcy impact.

Back to Contents

Having evaluated the insured’s probability for asbestos claims we then evaluate each insured’s insurance program for such claims. We consider each insured’s total available coverage, including policies issued by us. We also consider relevant judicial interpretations of policy language and applicable defenses or determinations.

Once the gross ultimate exposure for indemnity and allocated claim adjustment expenses is determined for each insured by each policy year, we calculate our ceded reinsurance projection based on any applicable facultative or treaty reinsurances.

The approaches described above were last used in 2003 for U.S./U.S. risks, 2004 for U.S./U.K. risks and 2004 for U.K./U.K. risks. Thereafter paid and incurred emergence has been monitored to track development against prior expectations. If emergence differs from expectations reserves may be adjusted accordingly.

Asbestos reserves in all segments contain a high degree of uncertainty. Factors contributing to this higher degree of uncertainty include:

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

•	inadequate loss development patterns;

•	difficult issues of allocation of responsibility among potentially responsible parties and insurers;

•	complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds;

•	the tendency for social trends and factors to influence jury verdicts; and

•	developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

The following table shows the relevant reserve strengthening recorded in the period:

	2003	2004	2005

	(£ in millions)
U.S. written in U.S.	82	3	—
U.S. written in U.K.	31	(32)	—
U.K. written in U.K.	148	180	45

Total	261	151	45

The factors that led us to increase our reserves for U.S. exposures in 2003 included:

•	Plaintiffs expanding focus to defendants beyond ‘traditional’ asbestos manufacturers and distributors because of:

•	An increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation; and

•	Exhaustion of policy limits.

•	Plaintiffs drawing defendants in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation such as companies who distributed or

Back to Contents

incorporated asbestos containing parts in their products or who operated premises where asbestos was present.

•	Attempts to reopen or reclassify previously settled claims.

•	Filing of claims under the non-aggregate premises or operation sections of general liability policies.

•	Assertions by plaintiffs that insurers had a duty of care to protect the public from the dangers of asbestos.

The main factor that led us to increase asbestos reserves for U.K. exposures in 2004 was a new study by the U.K. Health and Safety Executive indicating that the incidence of population mesothelioma deaths was likely to be greater than previously anticipated. In 2005 claim frequency was higher than expected leading to further increase in these reserves.

Pension and other post-retirement and post-employment benefits

The determination of our projected benefit obligation and expense for our employee pension benefits is mainly dependent on the size of the employee population and other scheme members, actuarial assumptions used including the expected long-term rate of return on plan assets and the discount rate used in valuing the liabilities.

Pension expense is related to the number of employees covered by the plans. Increased employment through internal growth or acquisition would result in increased pension expense. In estimating the projected benefit obligation, actuaries make assumptions regarding mortality rates, turnover rates, retirement rates, disability rates and rates of compensation increases and inflation. As permitted under International Accounting Standard No:19, Employee Benefits, the difference between the actual results and the assumed results are recognized during the period in which the difference arises in the Statement of Recognized Income and Expense. In accordance with Statement of Financial Accounting Standards No: 87, Employers’ Accounting for Pensions, actual results that differ from the assumptions are accumulated and amounts outside a 10% corridor are amortized over future periods and, therefore, impact expense and the recorded obligations in future periods. Under IFRS we chose to disregard the corridor option.

We determine the expected return on plan assets annually based on the composition of the pension asset portfolios at the beginning of the plan year and the expected long-term rate of return on these portfolios. The expected long-term rate of return is designed to approximate the long-term rate of return actually earned on the plans’ assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees. We use a number of factors to determine the reasonableness of the expected rate of return, including actual historical returns on the asset classes of the plans’ portfolios and independent projections of returns of the various asset classes.

We use December 31 as the measurement date for our pension assets and projected benefit obligation balances.

Discount rates are used to determine the present value of our pension obligations. The discount rates used are determined from the annual redemption yields at the balance sheet date on AA Bond Indices relevant to the territory concerned. The indices used are publicly available and compiled independently by reputable Investment sources. The yields used are derived consistently from year to year from the same index or range of indices. Where possible the index is chosen where the duration of the component assets matches the duration of the expected benefit payments, but in some cases for example, the main U.K. schemes where there is no index with a long enough duration, the index compiled from the longest underlying assets is used. Discount rates are determined annually on the measurement date.

Whilst we believe the estimates and assumptions used in our pension accounting are appropriate, differences in actual results or changes in these assumption or estimates could adversely affect our pension obligations and future expense.

Back to Contents

Investments

Valuation and income

The estimated fair value of our investments (excluding cash deposits) as of December 31, 2005 was £13,968 million. These investments primarily comprise fixed income investments (74%) and equities (11%).

Fluctuations in interest rates affect returns on, and the market values of, our fixed income investments. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realized gains upon their sale are reduced. As at December 31, 2005, the fixed income investment assets backing our general insurance liabilities and shareholders’ funds were £11.6 billion. If interest rates were to rise by 100 basis points, the fair value of the fixed income portfolio would fall by approximately £300 million.

We invest a portion of our assets in equities, which are generally subject to greater risks and more volatility than fixed income securities. General economic conditions, stock market conditions and many other factors beyond our control can adversely affect the equity markets. As at December 31, 2005, the equity investment assets backing our general insurance liabilities and shareholders’ funds were £1.7 billion. If world equity markets decreased by 15 per cent, the fair value of the equity portfolio would fall by approximately £250 million.

Impairment

When the market price for a security has declined significantly below its acquisition cost, or where applicable its previously impaired value and the decline has been determined to be other than temporary, we write down its carrying value to market price and charge the impairment to the income statement. For available for sale securities, we would generally determine the decline in value to be other than temporary:

•
For equities: If the market price has for more than six months remained 20% below our acquisition cost, or 20% below the current carrying value if the cost of the equity security has been adjusted in the past.

•	For bonds: If there has been a deterioration in the value of a non-investment grade bond of greater than 20%, which is judged to be other than temporary or if an issuer defaults.

Determinations of whether a decline is other than temporary often involve estimating the outcome of future events that are highly uncertain at the time the estimates are made. Management judgment is required in determining whether factors exist that indicate that an impairment loss should be recognized at any balance sheet date. These judgments are based on subjective as well as objective factors.

Further discussion on operation of our investment portfolio is set out in “Item 4 – Information on the Company – Risk Factors”.

Deferred Acquisition Costs

Under both IFRS and U.S. GAAP, the costs of acquiring both new and renewal general insurance business are deferred and amortized over the period in which the related premiums are earned. Under U.S. GAAP, however, only the acquisition costs which are directly related to and vary with the production of new and renewed contracts may be deferred, while under IFRS the amounts being deferred may include an allocation of overhead.

Deferred policy acquisition costs are subject to recoverability and eligibility testing, based on the current terms and profitability of the underlying insurance contracts, at the time of policy issuance and loss recognition testing at the end of each accounting period. A number of estimates, such as anticipated losses and loss expenses, other costs and investment income and the related premiums, need to be projected and considered by management in determining the recoverability of deferred acquisition costs. Changes in these estimates which increase the anticipated losses, loss expenses or other costs or reduce investment income or premiums may impact the projected recoverability of our deferred acquisition cost asset requiring us to impair the asset under U.S. GAAP and recognize an unexpired risk reserve under IFRS.

Deferred acquisition costs are amortized over the period in which the premiums are earned.

Back to Contents

Reinsurance Recoverables

We transfer our exposure to certain risks to others through reinsurance arrangements. Under such arrangements, other insurers assume a portion of the losses and expenses associated with reported and unreported losses in exchange for a reinsurance premium. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly.

When we obtain reinsurance, we still remain primarily liable for the reinsured risks without regard to whether the reinsurer will meet its reinsurance obligations to us. Therefore, the inability or unwillingness of our reinsurers to meet their financial obligations or disputes on, and defects in reinsurance contract wordings or processes could materially affect our operations.

We also participate in a number of fronting arrangements where the majority of business written under the arrangement is ceded to third parties who assume most of the risks, resulting in additional credit risk that the third parties will not meet their financial obligations on the business written.

The determination of doubtful receivables on reinsurance receivables represents management’s estimate of probable losses inherent in the portfolio. This evaluation process is subject to numerous estimates and judgments. The estimate made in determining doubtful receivables is a critical accounting estimate for all of our segments.

The doubtful receivables are individually evaluated. In the evaluation process we consider, among other things, the following factors:

•	the nature and characteristics of obligors including credit worthiness and credit ratings;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	the value of underlying collateral and guarantees.

Further discussion on the reinsurance process, management of risks associated with the reinsurance balances and the credit ratings assigned to our primary property and casualty reinsurers, is set out in “Item 4 – Information on the Company – Reinsurance”.

Reserve for Contingencies

A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events. Reserves for contingencies are established when the future event is probable and its impact is reasonably estimated. An example is the establishment of a reserve for losses in connection with an unresolved legal matter. The initial reserve reflects management’s best estimate of the probable cost of ultimate resolution of the matter and is revised accordingly as facts and circumstances change and, ultimately, when the matter is brought to a closure. Under IFRS, these reserves are discounted where the impact is material.

Tax

In preparing our consolidated financial statements we have made estimates relating to income taxes of Royal & SunAlliance and our consolidated subsidiaries taking into account each of the jurisdictions in which we operate. The process involves estimating our actual current income tax position together with assessing temporary differences resulting from the different treatment of items for income tax reporting and financial accounting and reporting purposes. Such differences result in deferred income tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred income tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. When we establish a valuation allowance or increase this allowance during a period, we must include an expense within the income tax provision in the consolidated statements of income.

Back to Contents

Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against our net deferred income tax assets. Under IFRS, valuation allowances are recorded against deferred tax assets unless under an economic approach, based on thorough analysis of future statutory profits, the deferred tax assets are deemed recoverable. U.S. GAAP gives greater weight to previous cumulative losses than the outlook for future profitability when determining whether deferred taxes are realizable.

Under U.S. GAAP, we have recorded a valuation allowance due to uncertainties about our ability to utilize certain deferred income tax assets, primarily certain net operating loss carry-forwards. Although utilization of the net operating loss carry-forwards is not assured, management believes it is more likely than not that all of the deferred income tax assets, net of the valuation allowance, will be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred income tax assets will be recoverable. In the event that actual results differ from these estimates or if we adjust these estimates in future periods, we may need to establish additional valuation allowances. We do not consider that there could be a material impact on our consolidated financial position and results of operations as currently stated.

Under IFRS, a deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized.

A deferred tax liability has not been recognized for undistributed earnings of certain overseas subsidiaries as it is our intention to permanently reinvest those earnings. The deferred tax liability will be recognized when we are no longer able to demonstrate that we plan to permanently reinvest undistributed earnings. Accordingly, no provision has been made for foreign withholding taxes or U.K. income taxes, which would become payable if the undistributed earnings were paid as dividends to us.

Recently Issued Accounting Pronouncements Adopted Early

IFRS

In December 2004, the International Accounting Standards Board (“IASB”) issued an amendment to International Accounting Standard No. 19 (“IAS 19”), Employee Benefits Actuarial Gains and Losses, Group Plan and Disclosures, which permits the full recognition of actuarial gains and losses arising during the period in the Statement of Recognized Income and Expense. Before this amendment, IAS 19 required actuarial gains and losses to be recognized in the Income Statement. For the Group, the other significant changes introduced by the amendment relate to additional disclosures. The amendment has been adopted by the EU and is effective for periods beginning January 1, 2006. The Group believes that the amendment provides a more relevant basis of recognition of actuarial gains and losses and has adopted the amendment from the date of transition to IFRS.

Recently Issued Accounting Pronouncements Not Yet Adopted

Below are listed the developments that are relevant to the Group’s future financial reporting. The Group does not anticipate that any of these developments will have a material impact on the Group’s financial condition or results of its operations.

IFRS

In April 2005, IASB issued an amendment to International Accounting Standard No. 39, Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions. The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in consolidated financial statements. The amendment has been adopted by the EU and is effective for periods beginning January 1, 2006.

In June 2005 the IASB issued an amendment to International Accounting Standard No. 39, Financial Instruments: Recognition and Measurement – The Fair Value Option. The amendment addresses concerns that the fair value option might be used inappropriately. The amendment has been adopted by the EU and is effective for periods beginning January 1, 2006.

Back to Contents

In August 2005, the IASB issued amendments to International Accounting Standard No. 39, Financial Instruments: Recognition and Measurement – Financial Guarantee Contracts and International Financial Reporting Standard No. 4 (“IFRS 4”), Insurance Contracts. The amendments are intended to ensure that the issuer of financial guarantee contracts includes the resulting liabilities in its Balance Sheet. The amendment defines a financial guarantee contract as a ‘contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.’ The amendment has been adopted by the EU and is effective for periods beginning January 1, 2006.

In August 2005, IASB issued International Financial Reporting Standard No. 7 (“IFRS 7”), Financial Instruments: Disclosures and a complementary Amendment to International Accounting Standard No. 1 (“IAS 1”), Presentation of Financial Statements – Capital Disclosures. IFRS 7 requires disclosures about the significance of financial instruments for an entity’s financial position and performance. These disclosures incorporate many of the requirements previously in International Accounting Standard No. 32, Financial Instruments: Disclosure and Presentation. IFRS 7 also requires information about the extent to which the Group is exposed to risks arising from financial instruments, and a description of management’s objectives, policies and processes for managing those risks. The Amendment to IAS 1 introduces requirements for disclosures about an entity’s capital. IFRS 7 and the amendment to IAS 1 have been adopted by the EU and are effective for periods beginning January 1, 2007.

In December 2005, the IASB issued a limited amendment to International Accounting Standard No. 21(“IAS 21”), The Effects of Changes in Foreign Exchange Rates. The amendment clarifies the requirements of IAS 21 regarding an entity’s investment in foreign operations. The limited amendment to IAS 21 has been adopted by the EU and is effective for periods beginning January 1, 2006.

U.S. GAAP

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“FAS 123(R)”), which revises FAS 123, Accounting for Stock Based Compensation (“FAS 123”) and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. FAS 123(R) requires all share-based compensation awards granted, modified or settled after December 15, 1994 to be accounted for using the fair value method of accounting. Under the modified prospective application, a public entity measures the cost of equity based service awards based on the grant-date fair value of the award (with limited exceptions). The cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. A public entity will initially measure the cost of liability based service awards based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The application of FAS 123(R) is effective for fiscal years starting after June 15, 2005, with earlier adoption permitted. The Group will adopt this statement beginning with the fiscal year beginning January 1, 2006.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections (“FAS 154”), which replaces APB Opinion No. 20, Accounting Changes, and Statement of Financial Accounting Standards Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Previously, voluntary changes in accounting principle were required to be recognized by including in net income of the period of change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change in the absence of explicit transition requirements specific to the newly adopted accounting principle. When it is impractical to determine the cumulative effect of applying a change in accounting principle to all prior periods, FAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. FAS 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. The provisions of FAS 154 are effective for fiscal years beginning after December 15, 2005, with early adoption permitted. The Group will adopt this statement beginning with fiscal year beginning January 1, 2006.

Back to Contents

In September 2005, the American Institute of Certified Public Accountants issued Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in connection with Modifications or Exchanges of Insurance Contracts (“SOP 05-1”). SOP 05- 01 provides guidance to insurance entities that incur deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in the Statement of Financial Accounting Standards No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines internal replacements as modifications in product benefits, features, rights, or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage with a contract. The accounting treatment for such replacements depends on whether, under the provisions of SOP 05-01, the replacement contract is considered substantially changed from the replaced contract. A substantial change would be treated as the extinguishment of the replaced contract, and all unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from the replaced contract would no longer be deferred in connection with the replacement contract. A replacement contract that is substantially unchanged should be accounted for as a continuation of the original contract. SOP 05-1 will be effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Group will adopt this statement beginning with the fiscal year beginning January 1, 2006.

In November 2005, the FASB released FASB Staff Position No. 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”), which effectively replaces Emerging Issues Task Force Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”). FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF 03-1 pertaining to securities in an unrealized loss position considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary; and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security’s cost or amortized cost basis down to fair value. FSP 115-1 sets out guidance for determining when an impairment is other-than-temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The Group will adopt this statement from January 1, 2006.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

There are presently nine directors in office, including four executive directors. Our current directors, each of whose business address is 9th Floor, One Plantation Place, 30 Fenchurch Street, London EC3M 3BD are as follows:

Name	Position	Director Since	Age

John Napier (1)(5)	Chairman	2003	63

George Culmer (2)(5)	Chief Financial Officer	2004	43

Noel Harwerth (3)(5)	Director	2004	58

Andrew Haste (2)(5)	Group Chief Executive	2003	44

Edward Lea (3)(4)(5)	Director	2003	64

Malcolm Le May (4)(5)	Director	2004	48

John Maxwell (1)(3)(4)(5)	Director	2003	61

Bridget McIntyre(2)	U.K. Chief Executive	2005*	44

David Paige (2)(5)	Group Risk Director	2005**	54

(1)	Member of Nomination Committee.
(2)	Executive Director.
(3)	Member of Group Audit Committee.
(4)	Member of Remuneration Committee.
(5)	Member of Investment Committee.
*	Appointed as a director on November 2, 2005.
**	Appointed as a director on February 16, 2005.

Back to Contents

Biographical details for each of our current directors, including details of any other significant directorships are as follows:

John Napier:

Mr. Napier was appointed as a director of the Group in January 2003 and as Chairman of the Group in March 2003. He is Chairman of the Nomination Committee. Mr. Napier is Non-executive Chairman of Kelda Group plc (water utility). Previously, Mr. Napier was Executive Chairman and Chief Executive of Kelda Group plc. Mr. Napier is also the former Chairman of Booker plc (cash and carry) and former Managing Director of Hays plc (business services) from 1991 to 1998. Mr. Napier has a letter of appointment with the Company that will expire on December 31, 2008.

Andy Haste:

Mr. Haste was appointed as Group Chief Executive in April 2003. He was the former Chief Executive of AXA Sun Life plc and director of AXA U.K. plc (life and pensions). Mr. Haste was a former President and Chief Executive Officer of Global Consumer Finance Europe at GE Capital U.K., Western Europe and Eastern Europe (financial services) and former President of National Westminster Bank’s U.S. Consumer Credit Business (retail banking). Mr. Haste has a service contract with the Company that will expire in January 2024.

George Culmer:

Mr. Culmer was appointed as Chief Financial Officer of the Group in May 2004. He was previously Head of Capital Management Zurich Financial Services (insurance). Mr. Culmer has a service contract with the Company that will expire in October 2024.

Noel Harwerth:

Ms. Harwerth was appointed as a non-executive director of the Group in March 2004. She is also a director of Corus Group plc, The Corporate Services Group plc, International Tax and Investment Center, Tube Lines Limited, Metronet Rail SSL Limited and Metronet Rail BCV Limited (transport). Ms. Harwerth is the Deputy Chairman of Sumitomo Mitsui Banking Corporation Europe Limited (finance) and was formerly Chief Operating Officer of Citibank International plc (finance). Ms. Harwerth has a letter of appointment with the Company effective from March 30, 2004 which requests one month’s notice should she wish to resign.

Edward Lea:

Mr. Lea was appointed as a non-executive director of the Group in July 2003. He has been Chairman of the Group Audit Committee since October 2003. Mr. Lea is also a director of Redbourn Group plc (property management and investment), IDC Plugs Limited (electrical services) and MacIntyre Care (charity). He was previously a director of The British United Provident Association (BUPA). Mr. Lea has a letter of appointment with the Company effective from July 10, 2003 which requests one month’s notice should he wish to resign.

Malcolm Le May:

Mr. Le May was appointed as a non-executive director of the Group in March 2004. He is a director of JER Real Estate Advisors (U.K.) Limited (property investment), The Preventative Healthcare Company Limited and Pendragon plc (motor group dealer). Mr. Le May was the former Deputy Chief Executive, Morley Fund Management (Investment Fund Manager) and former Deputy CEO of ING-Barings (finance). Mr. Le May has a letter of appointment with the Company effective from March 30, 2004 which requests one month’s notice should he wish to resign.

John Maxwell:

Mr. Maxwell was appointed as a non-executive director of the Group in July 2003. He has been Chairman of the Remuneration Committee from October 2003. Mr. Maxwell is Chairman of DX Services plc (mail), a director of Provident Financial plc (financial services), Homeserve plc (support services) and London Finance Investment Group plc. In addition, Mr. Maxwell is a Governor of the Royal Ballet School and Chairman of the Institute of Advanced Motorists. He was previously an executive director of Prudential Group plc and Director General (Chief Executive Officer) of The Automobile Association Limited. Mr. Maxwell has a letter of

Back to Contents

appointment with the Company effective from July 10, 2003 which requests one month’s notice should he wish to resign.

Bridget McIntyre:

Mrs. McIntyre was appointed as U.K. Chief Executive and a director of the Group in November 2005. She was the former Director of Sales, Marketing and Underwriting at Norwich Union (insurance). Mrs. McIntyre has a service contract with the Company that will expire in July 2023.

David Paige:

Mr. Paige was appointed as Group Risk Director in February 2005. He is the former Global Finance Transformation Program Director and former Group Risk & Audit Director Aviva plc (insurance). Prior to this, Mr. Paige was the Group Risk Director Zurich Financial Services (insurance) and Chief Financial Officer of retail business, National Westminster Bank plc (banking). Mr. Paige has a service contract with the Company that will expire in July 2013.

Each director must retire from office at the third annual general meeting after the annual general meeting at which he or she was last elected, and at the first annual general meeting after which he or she has been appointed by the Board. A retiring director is immediately eligible for re-election by our shareholders at the annual general meeting at which he or she is required to retire.

Our Group Audit Committee has terms of reference which enable it to take an independent view of the appropriateness of the Group’s accounting policies to be used in the published annual report and accounts. It also considers the independence and remuneration of our external auditors, the work schedule and effectiveness of the internal audit function and the effectiveness of the Group’s system of internal control.

Our current Executive Team, other than the executive directors who are named above, is as follows:

Additional Executive Officers	Position	Executive Officer Since	Age

Mark Chambers	General Counsel and Group Company Secretary	2004	43
Jens-Erik Christensen	Chief Executive, Scandinavia	1998	56
Anthony Latham	Group Director, Global Relationships	2004	56
Simon Lee	Chief Executive, International Businesses	2003	45
Neil Macmillan	Group Chief Auditor	2004	43
Andrew Nelson	Group Director, Strategic Change and IS	2003	47
John Tighe	President & CEO, Royal & SunAlliance USA	2003	47
Paul Whittaker	Group Human Resources Director	2003	46

Biographical details for each of our current Executive Team are as follows:

Mark Chambers:

Mr. Chambers joined Royal & SunAlliance as General Counsel and Group Company Secretary in October 2004. Prior to joining the Group, Mr. Chambers led the legal team at American Express for Europe, Middle East and Africa. Before that, he spent seven years with GE, holding a number of senior positions with the consumer finance and insurance businesses. He was Company Secretary of GE Capital Bank and GE’s U.K. regulated insurance companies. Before moving in-house, Mr. Chambers worked for Slaughter and May, a leading international law firm, both in London and New York. Mr. Chambers is a member of the Board of the University of Westminster.

Jens-Erik Christensen:

Mr. Christensen was previously Managing Director of Europe, Middle East and Africa (EMEA), and became Chief Executive, Scandinavia on May 1, 2003. His former employers were Codan Insurance Ltd A/S, A/S Danica Liv & Pension and A/S Baltica Forskring. Mr. Christensen holds various honorary positions which include being a Member of Board of Directors of Falck A/S (Nordic Rescue and Security Company).

Back to Contents

Tony Latham:

Mr. Latham joined the Group in 1990 after nineteen years working for an international broking organization. He was appointed as a Director of Sun Alliance International in 1992 and appointed Managing Director of Sun Alliance General Insurance in 1995. Following the merger of Royal & SunAlliance in 1996, Mr. Latham became Managing Director of the Global Risks Division and then in 1998, Managing Director of U.K. Commercial, moving to his present role as Group Director, Global Relations in 1999.

Simon Lee:

Mr. Lee joined Royal & SunAlliance as Chief Executive, International Businesses on April 30, 2003. He heads up the Group’s International businesses, which includes operations in Europe, Canada, the Middle East, Asia and Latin America. International is one of four businesses in the Group with the others being the U.K., U.S., and Scandinavia. Mr. Lee has extensive experience in international financial services, having spent 17 years with the National Westminster Bank Group, working in a variety of international roles in the U.K. and U.S., including investment banking, retail banking and NatWest’s venture capital business. Prior to joining Royal & SunAlliance, Mr. Lee was Chief Executive of ForcesGroup Ltd, a company backed by U.S. venture capital to develop affinity based financial services.

Neil Macmillan:

Mr. Macmillan joined the Group in June 2003 as U.K. Director of Internal Audit and was appointed as Group Chief Auditor in January 2004. Previously, Mr. Macmillan was the Head of Internal Audit for the Royal Bank of Scotland Group’s Wealth Management and Retail Direct Divisions. His career has been entirely within financial services.

Andy Nelson:

Mr. Nelson took on the role of Director, Strategic Change and IS on April 28, 2003. In this role, he is responsible for driving and coordinating the Group’s global change program as well as developing and overseeing Group IS policy and strategy. Mr. Nelson has 20 years’ experience in IT together with broad experience of change management – both in a consultancy capacity as well as in-house roles. He has worked previously with Andersen Consulting, Price Waterhouse (Management Consultancy Division), supermarket chain Asda, and GE Capital. Mr. Nelson was CIO for GE Capital Global Consumer Finance in the U.K. from 1998-2001, either side of which he worked as an independent management and IT consultant.

John Tighe:

Mr. Tighe was appointed President and Chief Executive Officer of Royal & SunAlliance USA in October 2003, after serving as Chief Risk Officer where he was responsible for corporate risk levels and aggregation, mitigation measures and claims resolution. Mr. Tighe was previously President and Chief Operating Officer of the Custom Risk Insurance Division, and Chief Executive Officer of the Risk Management & Global (RM&G) business unit. He has worked in a wide range of senior-level management and leadership positions, including: Senior Vice President/Western Region executive, business and product development executive, Vice President/Eastern Region support executive, Vice President/Central Regional field executive, and resident Vice President/General Manager.

Paul Whittaker:

Mr. Whittaker joined Royal & SunAlliance as Group Human Resources Director in April 2003. In addition to leading the Group’s human resources and people development functions, Mr. Whittaker has responsibility for other executive office activities, including internal communications and facilities management. He previously worked for GE Capital Global Consumer Finance for more than ten years with roles in the U.K., Asia, and most recently as Vice President Human Resources for Europe. Prior to joining Royal & SunAlliance, Mr. Whittaker was Human Resources Director at AXA Sun Life in the U.K. for three years.

Compensation Policy

A remuneration committee (the “Remuneration Committee”) made up of independent non-executive directors determines the level and make up of compensation for the executive directors and certain senior executives. The Remuneration Committee has as its objective the development of reward policies to support the

Back to Contents

Group business strategy, align the remuneration of the directors and senior executives with shareholder interests and promote a high performance culture.

The main principles are:

•	total remuneration will be set at a level which enables the recruitment, retention and incentivization of high quality executive talent;

•	executives’ remuneration and shareholder interests are strongly aligned;

•	incentive arrangements are leveraged so that only exceptional performance attracts the highest level of reward;

•
the measures of performance used reflect the ability of the business to deliver and grow shareholder value. This requires a balanced approach incorporating short and long term business metrics which reflect the strength and performance of the business, together with a robust assessment of personal contribution; and

•	remuneration policies and practices are transparent to shareholders.

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

In 2005, compensation for executives, which is more fully described below, consisted of the following principal elements:

•	a base salary;

•	an annual bonus, based on the performance of the Group as a whole, the individual and, where appropriate, the applicable business unit;

•	Share Matching Plan awards;

•	participation in executive share option plans; and

•	pension plans and other benefits.

In 2006, base salary, annual bonus and benefits provision will remain unchanged. Long term incentive awards will be provided under the terms of the 2006 Long Term Incentive Plan (the “2006 Plan”) which is described more fully below. Awards under the 2006 Plan will, for eligible executives, replace regular grants of executive share options and awards under the 2004 Share Matching Plan, which expired on December 31, 2005.

Back to Contents

Compensation

The table below presents total compensation for each of our directors and for our Executive Team members as a group excluding our executive directors, for the year ended December 31, 2005.

Name	Salary and Fees	Allowances and Benefits	Bonuses	Total

	(£ in thousands)
Executive directors (1) (2)
George Culmer (3)	410	78	361	849
Andrew Haste (4)	770	245	739	1,754
Bridget McIntyre (5) (appointed November 2, 2005)	58	478	—	536
David Paige (6) (appointed February 16, 2005)	307	420	190	917
Non-executive directors
Noel Harwerth	50	—	—	50
Malcolm Le May	58	—	—	58
Edward Lea	65	—	—	65
John Maxwell	58	—	—	58
John Napier	250	—	—	250
Executive Team (as a Group)	2,387	176	1,988	4,551

Notes:
(1)	Directors who were appointed during the year were paid their base salary pro rata.
(2)	2005 bonuses were calculated as described below. In 2005 a maximum cash bonus of 100% of salary was achievable.
(3)
George Culmer received an annual performance bonus of £361,200 in respect of performance year 2005. His allowances include 15% of basic salary as a retirement allowance, paid monthly with effect from April 1, 2005. During 2005 the amount paid was £47,000. He also received car benefits worth £28,000 and medical and life assurance benefits worth £3,000.

(4)
Andrew Haste received an annual performance bonus of £739,200 in respect of performance year 2005. His allowances include an age related percentage of basic salary as a retirement allowance, paid monthly. During 2005 the allowance was 26% and the amount paid was £200,000. He also received car benefits worth £39,000 and medical and life assurance benefits worth £6,000.

(5)
Bridget McIntyre’s salary was for two months of the year, following her appointment in November 2005. She did not receive an annual performance bonus in respect of performance year 2005. Her allowances include 15% of basic salary as a retirement allowance, paid monthly. During 2005, the amount paid was £9,000. Her allowances also include £107,000 as compensation for a bonus lost on leaving her prior employment and £359,000 as compensation for long term incentives lost on leaving her prior employment. She also received car, medical and life assurance benefits worth £3,000.

(6)
David Paige’s salary was for 11 months of the year, following his appointment in February 2005. He received an annual performance bonus of £190,400 in respect of performance year 2005. His allowances include 17.5% of basic salary as a retirement allowance, paid monthly. During 2005, the amount paid was £54,000. His allowances also include £165,000 as compensation for a bonus lost on leaving his prior employment and £185,000 as compensation for long term incentives lost on leaving his prior employment. He also received car benefits worth £13,000 and medical and life assurance benefits worth £3,000.

Base Salary

The Remuneration Committee believes that remuneration levels should be appropriate to the scale of responsibility and performance of each individual, as well as being market competitive. The Committee’s policy is to relate base salary to the median level for equivalent roles in similar companies facing similar levels of complexity and challenge in the U.K. and internationally. Base salaries are reviewed annually on the basis of market movements and an assessment of the performance of the executive.

Back to Contents

Annual Performance Bonus

The executive directors and members of the Executive Team participate in an annual performance bonus plan. If stretching business and personal targets are met, participants receive a cash bonus of up to 50% of base salary. Additionally, eligible executives receive Deferred Shares worth up to 16.5% of base salary. For outstanding performance, a cash bonus of up to 100% of base salary and Deferred Shares worth up to 33% of base salary are achievable. The Deferred Shares will normally vest after three years provided the executive remains in employment with the Company. Total annual bonus potential is therefore capped at 133% of base salary. Under the 2006 Plan, an award of Matching Shares will be made on a pro rata basis to the Deferred Shares (see below). From 2006, eligible executives will also be offered the opportunity to voluntarily invest up to a further 33% of their cash bonus into Deferred Shares, although the Committee reserves the right to reduce permissible investment below this level.

The majority of the annual bonus is determined by business performance, measured against Combined Operating Ratio (“COR”) targets for each of the Group’s core businesses. Due to the particular nature of the business portfolio in the United States, a special suite of metrics has been developed for this business incorporating the underwriting result, the effectiveness of claims management, expense control, and asset and liability management. COR is the preferred measure for our core businesses as it is the single indicator which most fully captures the underlying strength and performance of an insurance business.

The balance of the annual bonus is determined following a structured assessment of each executive’s performance against detailed and specific personal objectives. Objectives typically include financial, customer, risk management, compliance, people management and business improvement targets. The Committee reviews and signs off executive directors’ objectives early in the financial year. The Group CEO’s performance is assessed annually by the Group Chairman and members of the Committee. The Group CEO carries out a similar assessment for each of his direct reports, subject to review and sign off by the Committee in the case of executive directors. Assessments also take account of appropriate leadership style.

Bonuses paid to executive directors in respect of performance year 2005 are included in the table of directors’ emoluments above. These reflect the strength of business results in 2005.

Long Term Incentive Schemes

In 2005, awards of executive share options were made under the Executive Share Option Scheme (“ESOS”) to executive directors and other senior managers outside the United States. Following the 2005 review of long term incentive provision, regular awards under the ESOS will be discontinued from 2006 and will be replaced with awards under the 2006 Plan. The ESOS will, however, remain available for use in exceptional circumstances, such as executive recruitment. In 2005, awards were also made under the 2004 Share Matching Plan (“the 2004 Plan”), which was approved by shareholders at the Company’s 2004 annual general meeting. The 2004 Plan was designed to operate for two financial years only; awards granted in 2005 were therefore the final awards under the 2004 Plan.

2006 Long Term Incentive Plan

The 2006 Plan was approved by shareholders on May 22, 2006 at the annual general meeting and will be the primary long term incentive plan, replacing the expired 2004 Plan and awards of executive share options under the ESOS. The key features of the 2006 Plan and the policies associated with its operation are summarized below.

Performance Shares

Participants may receive a conditional award of shares with the grant level and performance condition determined by the Committee prior to each grant. Executive directors, members of the Executive Team and the Top 100 (outside the United States) will be eligible for awards of Performance Shares. It is intended that, in 2006, awards of Performance Shares to executive directors will be limited to a maximum face value of 100% of base salary, other than in exceptional circumstances. Awards of Performance Shares to other members of the Executive Team in 2006 will be limited to a maximum face value of 80% of base salary, other than in exceptional circumstances. Account will be taken of personal performance in determining the scale of the award to each executive. For executives below this level, distribution policy will normally be based on a formula which relates

Back to Contents

the size of award to performance and potential, as measured through the annual performance appraisal process. Performance Shares will vest after three years subject to performance against the performance condition described below and provided the individual remains in employment with the Group (other than in exceptional circumstances such as death or ill-health).

Deferred Shares

As described in the annual performance bonus section above, executive directors, members of the Executive Team and the Top 100 (outside the United States) may be granted Deferred Shares as part of annual bonus. These Deferred Shares may not be withdrawn and will normally vest three years from the date of grant subject to continued employment with the Group. In addition, from 2006 eligible executives may invest an additional portion of bonus in Deferred Shares on a voluntary basis. Voluntarily Deferred Shares are not at risk of forfeiture and may be withdrawn at any time (but the right to Matching Shares described below would lapse on those Deferred Shares withdrawn).

Matching Shares

Executives may receive a conditional award of Matching Shares pro rata to the number of Deferred Shares held. The maximum matching ratio for Matching Shares:Deferred Shares will be 2.5:1, calculated on the gross value of the bonus invested in Deferred Shares. At threshold performance the matching ratio will be 0.625:1. Details of the performance condition proposed for the first grant are provided below. Executive directors, members of the Executive Team and the Top 100 (outside the United States) will be eligible for awards of Matching Shares. Matching Shares will vest after three years subject to performance against the performance condition described below and provided the individual remains in employment with the Group (other than in exceptional circumstances, such as death or ill-health).

Awards under the Plan will be funded through a combination of new issue and shares purchased in the market.

Performance conditions

The Committee will determine the performance condition for each grant of Performance Shares and Matching Shares, with performance measured over a single period of three years with no provision to retest. In 2006, grants of Performance Shares and Matching Shares related to non voluntarily Deferred Shares will be subject to a performance condition consisting of a combination of Return on Equity (“ROE”) and Total Shareholder Return (“TSR”) targets. These are set out below:

•
50% of the shares comprising the award will vest according to nominal ROE performance. If underlying average annual ROE over three years commencing with the financial year of grant is below 10%, no part of the award subject to the ROE performance condition will vest. If underlying average annual ROE over three years is 10%, 25% of the award will vest. If underlying average annual ROE over three years is 16%, 100% of the award will vest. Vesting will be on a straight line basis in between. Underlying ROE will exclude items of an exceptional nature which in the view of the Committee do not reflect the underlying performance of the business. Underlying ROE will be measured in respect of the Core Group, excluding U.S. operations,

•
50% of the shares comprising the award will vest according to TSR performance against a comparator group of U.K. and International Financial Services companies. Below median performance, no part of the award subject to the TSR performance condition will vest. At median performance, 25% of the award will vest. At upper quintile (top 20%), 100% of the award will vest. Vesting will be on a pro rata basis in between,

•	Additionally, before any share subject to the TSR condition vests, the Committee must be satisfied that the Company’s TSR performance is reflective of underlying financial performance,

•
The comparator group will consist of the following companies: Aegon, AGF, Alleanza, Allianz, Aviva, AXA, Baloise, Fortis, Generali, Legal & General, Munich Re, QBE, Swiss Re and Zurich Financial Services. The Group’s TSR will be independently calculated and verified by the Committee for the purposes of the 2006 Plan.

Back to Contents

The vesting of Matching Shares related to voluntarily Deferred Shares will be determined solely by the ROE performance condition. ROE has been selected as the measure of financial performance as it is a key measure of overall business performance which is used internally by the Company and is also visible externally to shareholders.

The TSR performance condition has been designed to provide alignment between executive remuneration and shareholder interests and to ensure that an element of the package is linked directly to share price performance. The comparator group has been selected to ensure that performance is compared fairly against a group of similar companies operating in a similar competitive environment.

The use of ROE and TSR in combination provides a balanced approach to the measurement of Company performance over the longer term.

Restricted Shares

Under the 2006 Plan awards of Restricted Shares may be made to employees outside the United States. These awards are intended to recognize and reward high performers and employees with potential outside the Top 100 group. Executive directors will not be eligible for awards of Restricted Shares. These awards will ordinarily vest after three years conditional on continued employment with the group.

Equity Incentive Scheme for U.S. Employees

In 2000 shareholders approved an alternative share option scheme for U.S. managers based on U.S. market practice. Grants of options over American Depositary Receipts (“ADRs”) are made no more than twice a year.

Dilution

Dilution levels for all schemes are held strictly within the Association of British Insurers limits (10% of issued ordinary share capital over 10 years for all schemes and 5% for discretionary schemes).

Share ownership guidelines

Strengthened share ownership guidelines were introduced in 2004 for executive directors and members of the Executive Team.

The Group CEO is required to build and maintain a minimum shareholding in the Company equivalent to 150% of base salary. The other executive directors have a target of 100% of base salary and other members of the Executive Team have a target of 50% of base salary. In order to ensure that progress is made towards this target, executives are required to retain shares to a value of 50% of the net of tax gain under all executive schemes until the relevant guideline is attained. This requirement will apply to awards under the 2006 Plan, and will continue to apply to awards under all existing long term incentive plans.

Pension Benefits

The tables below present the pension benefits earned by each of the executive directors as participants in our defined benefit schemes as of December 31, 2005. The total amount set aside by the Group and its subsidiaries to provide pension benefits for the Executive Team members as a group, other than our executive directors, was £463,000. Non-executive directors are not entitled to any pension benefits.

Back to Contents

The pension benefits earned by the executive directors, as members of Group defined benefit schemes, were as follows:

Name	Change in accrued pension in year	Total accrued pension at December 31, 2005	Transfer value of total accrued pension at December 31, 2005	Transfer value of total accrued pension at December 31, 2004	Difference in transfer values less member’s contributions (1)
	£	£	£	£	£

Andrew Haste	1,864	4,840	48,225	25,254	17,736

Notes:
(1)
The difference in transfer values reflects the difference between the two transfer values calculated using relevant information on the respective dates and is not necessarily the actuarial increase of the underlying pension.

(2)
The figures set out in the table above provide information as required by the Directors’ Remuneration Report Regulations 2002. The U.K. Listing Rules require the change in accrued pension to be shown excluding the effects of inflation and the transfer value of this increase. These figures are shown in the notes below.

(3)
The accrued pension figures shown are the annual amounts of member’s pension payable from normal retirement age. Increases to pensions when in payment are applied in accordance with the relevant scheme rules. On the death of the member leaving a surviving spouse and/or children, spouse’s and/or childrens’ pensions are payable in accordance with scheme rules.

(4)	The benefits shown above in respect of Andrew Haste relate to his membership of a defined benefit pension scheme up to the earnings cap.
(5)
For Andrew Haste the increase in his accrued pension during the year, excluding the effects of inflation, was £1,783 per annum and the transfer value in respect of this less his contributions was £12,531 at December 31, 2005.

(6)
Andrew Haste is required to contribute to the scheme and also has the option of paying Additional Voluntary Contributions (AVCs). Neither voluntary contributions nor the resulting benefits are included in the table.

(7)	Transfer values have been calculated in accordance with the guidance note GN11 published by the U.K. Institute of Actuaries and Faculty of Actuaries.
(8)
The transfer value of the accrued benefits represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme’s liability in respect of Andy Haste’s pension benefits. The transfer values do not represent sums payable or due to Andy Haste.

The Company contributions paid in respect of executive directors who are members of Group defined contribution schemes, were as follows:

Name	Company contributions paid in 2005	Company contributions paid in 2004
	£	£

George Culmer	61,500	38,000

George Culmer joined the Group in May 2004; he therefore received contributions in respect of eight months’ service in 2004.

Bridget McIntyre joined the Group on November 1, 2005. Because of changes being made to the Group’s pension arrangements, no contributions were paid into the Royal & Sun Alliance U.K. Pension Scheme 2002 in respect of November and December 2005. These contributions will be paid into the Royal & SunAlliance Stakeholder Pension Plan which was set up on January 1, 2006. The contributions paid into the new scheme in 2006 will be reported next year but are expected to include £8,750 in respect of Company contributions payable in respect of November and December 2005.

David Paige is not a member of any Royal & Sun Alliance pension scheme.

Other Benefits

In addition, the executive directors participate in a number of benefits available to other senior managers including life assurance, sickness and ill health early retirement benefits and private medical insurance. They also have a choice between a company car and a monthly cash car allowance. In common with other employees, the

Back to Contents

executive directors are eligible to participate in the Royal & Sun Alliance International Sharesave (“SAYE”) Plan.

Service Contracts

The Committee’s policy on service contracts is that they should be subject to a maximum notice period of one year. Generally in the event of termination and in all cases of termination on performance grounds the Committee’s policy would be to seek and apply mitigation.

Andrew Haste’s service contract commenced on April 2, 2003 and he was appointed as a director of the Group on the same date. His contract expires under normal circumstances in January 2024 unless terminated earlier by the Company or by Andrew Haste on 12 months’ notice.

George Culmer’s service contract commenced on May 1, 2004 and he was appointed as a director of the Group on the same date. David Paige’s service contract commenced on February 1, 2005 and he was appointed as a director of the Group on February 16, 2005. Bridget McIntyre’s service contract commenced on November 1, 2005 and she was appointed as a director of the Group on November 2, 2005. The service contracts for George Culmer, David Paige and Bridget McIntyre terminate under normal circumstances in October 2024, July 2013 and July 2023 respectively unless terminated earlier by the Company or by the individual on 12 months’ notice.

External Directorships

Where appropriate the Group encourages directors and senior managers to accept, subject to the approval of the Chairman and the Group Chief Executive, an invitation to join the Board of another company in a non-executive capacity, recognizing the value of such wider experience. In these circumstances, managers are permitted to retain the remuneration from the non-executive appointment. For executive directors and other members of the Executive Team, external appointments are limited to one.

Non-Executive Directors

All non-executive directors of the Company have letters of appointment which set out the terms and conditions of their appointment. Non-executive directors are not entitled to bonus payments or pension arrangements, nor do they participate in the Group’s long term incentive plans.

Under the Group’s Articles of Association, the remuneration paid to non-executive directors is determined by the Board, within prescribed limits. Prior to 2005, non-executive directors’ fees had remained unchanged for five years. In 2005, following a review of market practice for similar roles in FTSE 100 companies, the fee structure for non-executive directors was revised to reflect market movements and also to reflect the increased responsibility and time commitment involved in carrying out non-executive duties, including chairing and participating in Board Committees. The basic fee for a non-executive director was increased from £35,000 to £45,000 per annum. The additional fee for chairing the Group Audit Committee was increased from £10,000 to £20,000 per annum and the additional fee for chairing the Remuneration Committee was increased from £10,000 to £12,500 per annum. The fee for chairing the Investment Committee was set at £12,500 per annum. Additionally, a fee of £5,000 per annum was introduced for any non-executive director sitting on more than one committee but not acting as Chair of any committee. These fee rates will be unchanged for 2006.

The Committee determines the Group Chairman’s remuneration. The fee payable to John Napier in respect of his appointment as Chairman of the Company (effective March 17, 2003) was increased effective January 1, 2006 from £250,000 to £325,000 per annum in order to reflect market movements and also to reflect the complexity and challenge of the role. John Napier’s letter of appointment was effective January 9, 2003 and the term of his appointment was initially three years; it has now been extended until December 31, 2008. No further review of John Napier’s fees is anticipated during the current term of his appointment. The appointment may be terminated by the Chairman on three months’ notice to the Company.

Edward Lea and John Maxwell have letters of appointment effective from July 10, 2003; Noel Harwerth and Malcolm Le May have letters of appointment effective from March 30, 2004. These letters of appointment all request one month’s notice should the non-executive director wish to resign.

Back to Contents

Employees

The average number of employees of the Group during each of the years set forth below was as follows:

	Average number for the year ended December 31,
	2005	2004	2003

United Kingdom	10,781	11,870	17,017
Scandinavia	6,709	7,298	7,857
International	6,036	6,365	7,018
United States	1,766	2,822	5,226
Australia and New Zealand	—	—	2,039

Total	25,292	28,355	39,157

Options to Purchase Securities from Registrant or Subsidiaries

In 1999, our shareholders at the annual general meeting approved the introduction of the ESOS. No options are granted at an exercise price below market value on the date of grant. Awards made under the ESOS may be funded through a combination of new issue of shares and shares purchased in the market.

Options granted following the Company’s annual general meeting in May 2003 are potentially exercisable if, at the end of the period of three business years starting with the business year in which the options were granted, the Group has achieved a ROC of at least 6% per annum (after inflation and excluding items of an exceptional nature which in the view of the Committee do not reflect the underlying performance of the business) when averaged over the period. One retest is allowed at the end of the fourth business year, but if the performance criterion has not been met over the full four year period, the options lapse. Options granted between September 1998 and May 2003 are also subject to a performance condition that the Group must achieve a ROC of at least 6% (after inflation and excluding items of an exceptional nature which in the view of the Committee do not reflect the underlying performance of the business) when averaged over a consecutive three year period, but if the measure is not satisfied at the end of the third business year following the date of grant, the test can be repeated on an annual basis over the 10 year life of the option. Options granted between October 1996 and September 1998 were subject to a different performance condition linked to TSR. For options to be eligible for exercise, the Group’s TSR has to be at or above the median of companies in the FTSE 100 index over a consecutive period of three years, between the year of grant and the completion of the 10 year life of the option. The test is conducted twice per year, at the end of March and September, by independent external specialists. Options granted prior to October 1996 were not subject to performance conditions. None of the terms or conditions of any of the existing options over shares of the Group were varied during the year. Regular awards under the ESOS will be discontinued from 2006 and be replaced with awards under the 2006 Plan (see “Long Term Incentive Schemes” above).

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

Back to Contents

In addition to the Equity Incentive Scheme, there is one other employee benefit plan pursuant to which employees of the Group’s U.S. operations can acquire ADSs. The Royal & SunAlliance 401(k) Account (the “401(k) Account”) is a tax qualified retirement plan under which U.S. employees who participate in the plan may periodically purchase shares in the Royal & SunAlliance Stock Fund through automatic payroll deductions. The Royal & SunAlliance Stock Fund is a unitized stock fund that invests primarily in the Company’s ADSs. Participants may also acquire shares in the Royal & SunAlliance Stock Fund by exchanging assets in other plan investment options. Under this plan, which was implemented in July 2001, shares are accumulated and held in trust until a participating employee’s retirement or separation from service.

The Royal & Sun Alliance Insurance Group plc Employees’ Stock Purchase Plan for U.S. Employees (“ESPP”), is another plan pursuant to which U.S. employees were permitted to acquire ADSs through automatic payroll deductions. This plan was suspended in 2004.

In May 2004 a Share Matching Plan was approved by shareholders of the Group. Grants to selected senior executives globally were made under this plan in 2004 and 2005 at the discretion of the Remuneration Committee. See “Long Term Incentive Schemes” above. In the United States this plan operates over notional ADSs. Awards are made in cash (subject to tax withholding) three years from grant.

As of May 17, 2006, our employees held options under SAYE exercisable within 6 months after maturity, to subscribe for 56,848,391 ordinary shares at prices ranging between 66p and 354p per share.

As of May 17, 2006, our employees also held options under the ESOS, potentially exercisable between three and ten years after grant, to subscribe for 64,682,533 ordinary shares at prices ranging between 58.96p and 444.88p per share.

As of May 17, 2006, our employees also held options under the Equity Incentive Scheme, potentially exercisable between one and ten years after grant, to subscribe for 13,264,440 ordinary shares at prices ranging between 76p and 439.38p per share.

The table below presents changes in option holdings of our Executive Team members, including our executive directors, during the year ended December 31, 2005.

Name	Plan	Options held at January 1, 2005 or on appointment	Options granted during the period	Options exercised during the period	Options lapsed during the period	Exercise price	Market price at date of exercise	Gains on exercise	Options held at December 31, 2005

						p	p	£
Executive directors:
George Culmer	ESOS	981,012	1,013,306	—	—	—	—	—	1,994,318
	SAYE	—	12,466	—	—	—	—	—	12,466
Andrew Haste	ESOS	5,715,705	1,857,728	—	—	—	—	—	7,573,433
	SAYE	16,560	7,298	—	—	—	—	—	23,858
Bridget McIntyre (1)	ESOS	—	301,724	—	—	—	—	—	301,724
	SAYE	—		—	—	—	—	—	—
David Paige (1)	ESOS	—	1,007,796	—	—	—	—	—	1,007,796
	SAYE	—	12,466	—	—	—	—	—	12,466
Executive officers:
Mark Chambers	ESOS	526,315	506,653	—	—	—	—	—	1,032,968
	SAYE	—	21,466	—	—	—	—	—	21,466
Jens-Erik Christensen	ESOS	761,643	220,570	—	—	—	—	—	982,213
	SAYE	5,801	3,963	—	—	—	—	—	9,764
Anthony Latham	ESOS	483,161	115,519	—	41,734	—	—	—	556,946
	SAYE	1,884	—	—	—	—	—	—	1,884
Simon Lee	ESOS	660,204	695,292	—	—	—	—	—	1,355,496
	SAYE	16,560	7,298	—	—	—	—	—	23,858
Neil Macmillan	ESOS	325,121	414,298	—	—	—	—	—	739,419
	SAYE	6,102	—	—	—	—	—	—	6,102
Andrew Nelson	ESOS	582,244	610,397	—	—	—	—	—	1,192,641
	SAYE	—	—	—	—	—	—	—	—
John Tighe	ESOS	1,404,400	500,000	—	—	—	—	—	1,904,400
	SAYE	—	—	—	—	—	—	—	—
Paul Whittaker	ESOS	711,627	580,841	—	—	—	—	—	1,292,468
	SAYE	9,546	4,238	—	—	—	—	—	13,784

(1)	Bridget McIntyre was appointed on November 2, 2005 and David Paige was appointed on February 16, 2005.

Back to Contents

The table below presents options to acquire ordinary shares held by our Executive Team members, including our executive directors, as of May 17, 2006 as a result of executive and savings related share option plans.

	Number of ordinary shares underlying options	Weighted average exercise price (1)(2)
			Dates exercisable (3)

Name			From	To

		p
Executive Directors:
George Culmer	2,006,784	80.2	06/14/07	08/17/15
Andrew Haste	7,597,291	73.7	04/02/06	08/17/15
David Paige	1,020,262	82.3	04/08/08	08/17/15
Bridget McIntyre	301,724	116.0	21/13/08	08/17/15
Executive Officers:
Mark Chambers	1,054,434	79.3	11/18/07	08/17/15
Jens-Erik Christensen	991,977	195.5	09/15/01	08/17/15
Anthony Latham	558,830	199.1	04/13/98	08/17/15
Simon Lee	1,373,437	87.0	06/04/06	08/17/15
Neil Macmillan	745,521	81.0	06/04/06	08/17/15
Andrew Nelson	1,192,641	87.0	06/04/06	08/17/15
John Tighe	1,904,400	149.4	06/04/06	08/17/15
Paul Whittaker	1,306,252	87.7	06/04/06	08/17/15

(1)
Options granted in April 2005, August 2005 and December 2005 under the ESOS were granted at option prices of 80.0p, 93.0p and 116.0p respectively, which was not less than the average of middle-market quotations for the shares of the Group on the five business days prior to the date of grant.

(2)
The official closing middle-market price at its highest during 2005 was 126.75p per share and at its lowest was 73.50p per share. On the last dealing day of the year, the official closing middle-market price was 125.75p per share. The official closing middle-market price on May 17, 2006 was 129.50p per share.

(3)
Options granted following the Company’s annual general meeting in May 2003 are potentially exercisable if, at the end of the period of three business years starting with the business year in which the options were granted, the Group has achieved a ROC of at least 6% per annum (after inflation and excluding items of an exceptional nature which in the view of the Committee do not reflect the underlying performance of the business) when averaged over the period. One retest is allowed at the end of the fourth business year, but if the performance criterion has not been met over the full four year period, the options lapse. Options granted between September 1998 and May 2003 are also subject to a performance condition that the Group must achieve a ROC of at least 6% (after inflation and excluding items of an exceptional nature which in the view of the Committee do not reflect the underlying performance of the business) when averaged over a consecutive three year period, but if the measure is not satisfied at the end of the third business year following the date of grant, the test can be repeated on an annual basis over the 10 year life of the option. Options granted between October 1996 and September 1998 were subject to a different performance condition linked to TSR. For options to be eligible for exercise, the Group’s TSR has to be at or above the median of companies in the FTSE 100 index over a consecutive period of three years, between the year of grant and the completion of the 10 year life of the option. The test is conducted twice per year, at the end of March and September, by independent external specialists. Options granted prior to October 1996 were not subject to performance conditions. None of the terms or conditions of any of the existing options over shares of the Group were varied during the year. Regular awards under the ESOS will be discontinued from 2006 and be replaced with awards under the 2006 Plan (see “Long Term Incentive Schemes”).

No other Executive Team members or directors held options as of May 17, 2006.

Full details of all directors’ shareholdings and options to subscribe for shares are recorded in the Group’s Register of Directors’ Interests which is open to inspection in accordance with the provisions of the Companies Act 1985.

Back to Contents

The table below presents changes in long term incentive scheme interests held by our Executive Team members, including our executive directors, during the year ended December 31, 2005 and long term incentive scheme interests held at May 17, 2006 in respect of the ordinary shares of the Company.

Name	Plan	Share awards held at January 1, 2005 or on appointment, if later	Share awards granted during the period	Share awards held at December 31, 2005(1)(2)	Share awards held at May 17, 2006 (3)

				£
Executive directors:
George Culmer	Deferred Share Awards	—	—	128,938	128,938
	Matching Share Awards (3)	—	—	386,814	386,814
Andrew Haste	Deferred Share Awards	197,046	265,136	462,182	462,182
	Matching Share Awards (3)	221,873	795,408	1,017,281	1,017,281
Bridget McIntyre (4)	Deferred Share Awards	—	—	—	—
	Matching Share Awards (3)	—	—	—	—
David Paige (5)	Deferred Share Awards	—	65,100	65,100	65,100
	Matching Share Awards (3)	—	195,300	195,300	195,300
Executive officers:
Mark Chambers	Deferred Share Awards	—	31,564	31,564	31,564
	Matching Share Awards (3)	—	94,692	94,692	94,692
Jens-Erik Christensen	Deferred Share Awards	90,696	117,471	208,167	208,167
	Matching Share Awards (3)	102,123	352,413	454,536	454,536
Anthony Latham	Deferred Share Awards	—	—	—	—
	Matching Share Awards (3)	—	—	—	—
Simon Lee	Deferred Share Awards	43,327	96,082	139,409	139,409
	Matching Share Awards (3)	48,786	288,246	337,032	337,032
Neil Macmillan	Deferred Share Awards	17,285	53,051	70,336	70,336
	Matching Share Awards (3)	19,462	159,153	178,615	178,615
Andrew Nelson	Deferred Share Awards	39,179	82,579	121,758	121,758
	Matching Share Awards (3)	44,115	247,737	291,852	291,825
John Tighe (6)	Deferred Share Awards	38,760	110,615	149,375	149,375
	Matching Share Awards (3)	43,643	331,845	375,488	375,488
Paul Whittaker	Deferred Share Awards	55,743	74,570	130,313	130,313
	Matching Share Awards (3)	62,766	223,710	286,476	286,476

(1)	Qualifying conditions for share matching plan grants made on June 14, 2004 to be fulfilled by June 14, 2007.
(2)	Qualifying conditions for share matching plan grants made on April 8, 2005 to be fulfilled by April 8, 2008.
(3)
Matching Share Awards are capable of vesting in respect of a maximum of three times the number of Deferred Shares awarded, subject to the achievement of total shareholder return (TSR) targets over a single two year period. TSR performance is measured relative to other companies specified by the Remuneration Committee. For awards granted in 2004, TSR was measured partly relative to FTSE 100 companies and partly relative to the following financial services comparator group companies: Aegon, Legal & General Group, Allianz Group, Old Mutual, AXA, Prudential, Aviva, RAS, Generali and Zurich Financial Services Group. For 50% of the Matching Share Awards, where TSR is measured against the FTSE 100, full vesting will only occur at upper decile performance, vesting will occur in the ratio of shares under Matching Share Awards to shares under Deferred Share Awards of 2:1 at upper quartile performance and vesting in the ratio 1:1 will occur at median performance. For the other 50% of the Matching Share Awards, where TSR is measured against the financial services comparator group, full vesting will occur if TSR is highest in the comparator group, vesting in the ratio 2:1 will occur at upper quartile performance and vesting in the ratio 1:1 will occur at median performance. Matching Share Awards will not vest at below median performance. For awards granted in 2004, the targets have been measured over the period from April 1, 2004 to March 31, 2006. The relevant TSR figures are averaged over the three months before the beginning and end of this performance period. Additionally, no Matching Shares will vest unless the Committee is satisfied that there has been a sustained improvement in the underlying performance of the Company over the performance period. Following the completion of the performance period on March 31, 2006, TSR performance was independently calculated and verified by the Remuneration Committee. A matching ratio of 1.126:1 was calculated. The Matching Share Awards granted in 2004 have been adjusted in the above table to reflect this performance. For awards granted in 2005, performance will be measured on the same basis, over the period April 1, 2005 to March 31, 2007.

(4)	Bridget McIntyre was appointed on November 2, 2005.
(5)
As part of the terms of David Paige’s appointment to the Board on February 16, 2005, it was agreed that he would be granted a deferred share award and a matching share award with equivalent rights to the ones granted pursuant to the Company’s Share Matching Plan.

(6)
The Share Matching Plan pays out in cash for U.S. participants. The options are described as notional shares and are based on the U.S. American Depositary Receipt (“ADR”) pricing. The data shown above for John Tighe is for information purposes only.

Back to Contents

Shareholdings

The table below presents the number of ordinary shares held by each of our directors and our Executive Team members.

	Shares held at January 1,		Shares held at December 31,	Shares held at May 22,
Name	2005	(1)	2005	2006

Directors:
George Culmer (2)	34,843		100,819	100,819
Noel Harwerth (2)(3)	34,000		34,000	34,000
Andrew Haste (2)	258,910		666,076	666,076
Edward Lea	116,128		241,128	291,128
Malcolm Le May	—		—	—
John Maxwell	140,046		252,044	252,044
Bridget McIntyre	—		—	14,937
John Napier	275,174		290,605	290,605
David Paige (2)	—		31,167	31,167
Other Executive Officers: (4)
Mark Chambers	2,642		2,789	2,789
Jens-Erik Christensen	—		—	—
Anthony Latham	8,652		8,652	8,652
Simon Lee	23,700		24,125	24,125
Neil Macmillan	2,000		2,000	2,000
Andrew Nelson	50,000		50,000	50,000
John Tighe (5)	48,925		50,610	50,610
Paul Whittaker	40,577		42,461	42,461

(1)	Or on appointment as a director or officer if appointed after January 1, 2005.
(2)
In addition to the interests shown above, George Culmer, Andrew Haste, Bridget McIntyre and David Paige as at December 31, 2005, had a beneficial interest in 4,938,894 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust No 2.

(3)	Noel Harwerth’s shares are held in the form of 6,800 American Depositary Receipts (ADRs). One ADR represents five ordinary shares.
(4)
In addition to the interests shown above, the officers indicated, in common with our employees, had a beneficial interest as of December 31, 2005 or on date of appointment if subsequent in 19,182,272 ordinary shares of 27.5p each and as of May 17, 2006 in 18,662,438 ordinary shares of 27.5p each in the Royal & Sun Alliance ESOP Trust and they also had a beneficial interest as of December 31, 2005 (or on date of appointment if subsequent) and as of May 17, 2006 in 4,938,894 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust No 2.

(5)
John Tighe’s shares are held in the form of 10,122 ADRs. In addition to the shares shown in the table above, as part of John Tighe’s investment in a 401K Savings and Investment Plan, he also has an interest in a unitized stock fund consisting of shares in Royal & Sun Alliance Insurance Group plc. As at May 17, 2006 the value of this fund had a market value of $43,975 and equated to 17,810 ordinary shares (or 3,562 ADR’s).

The Group Audit Committee

The Group Audit Committee’s principal duties include the following:

•	To keep under review the effectiveness of the Group’s financial reporting process and to review proposed financial reporting;

•	To review the Group’s compliance policy and other matters relevant to the Group’s compliance obligations;

•	To review the internal audit program and to monitor the effectiveness of the internal audit function;

•	To review the effectiveness of the systems of internal control and risk management arrangements; and

•	To keep under review the relationship with the external auditors.

The members of the Group Audit Committee, who are all independent non-executive directors, are Edward Lea (Chairman), Noel Harwerth and John Maxwell. Both Edward Lea and John Maxwell have recent and relevant

Back to Contents

financial experience. In 2005, the Group Audit Committee met seven times. The Chairman, Group CEO, Chief Financial Officer, Group Risk Director, Director Regulatory Risk and Compliance and the Group Chief Auditor are regular attendees. Other members of executive management are also invited to attend from time to time.

The Remuneration Committee

The Remuneration Committee’s responsibilities include:

•	Determining the terms and conditions and remuneration of the Chairman, and the terms and conditions and remuneration of the executive directors,

•	Overseeing the operation of the Company’s share based long term incentive schemes, including approving the value and timing of awards and overseeing the operation of performance conditions.

The Remuneration Committee also considers and advises the Board on the Group’s broader remuneration policy in relation to senior executives reporting to the Group CEO (the Executive Team).

Members of the Remuneration Committee have no personal financial interest, other than as shareholders, in the Committee’s decisions and they have no conflicts of interest arising from cross directorships. In constitution and operation the Remuneration Committee complies fully with the Combined Code as appended to the Listing Rules of the U.K. Listing Authority.

During the year the directors who served on the Remuneration Committee were: John Maxwell (Chairman), Edward Lea and Malcolm Le May. All of the non-executive directors on the Remuneration Committee were determined by the Board to be independent. In 2005, the Remuneration Committee met seven times. The Group CEO is invited to attend all meetings of the Committee, except when his own remuneration is being discussed, to inform the Remuneration Committee on company strategy and performance and senior executive pay strategy. The Group Human Resources Director normally attends meetings to provide information on wider remuneration strategy and practice within the Group. The Group Chairman is invited to attend meetings as appropriate.

In developing remuneration strategy during the year, the Remuneration Committee obtained its principal advice from New Bridge Street Consultants LLP, who provided no other services to the Company during 2005.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are not directly or indirectly owned or controlled by any other corporation or any government.

The table below sets forth the total amount of ordinary shares, notified to us, owned by holders of more than 3% of our shares as well as by our directors and our Executive Team members as a group as of May 22, 2006, including ordinary shares evidenced by American Depositary Shares, or ADSs.

Title of Class	Identity of Person or Group	Number Owned	Percent of Class

Ordinary shares	Brandes Investment Partners LLC	111,819,613	3.81%
Ordinary shares	Legal & General Group plc	96,101,934	3.27%
Ordinary shares	Directors and Executive Team members as a group (17 persons)	1,861,413	0.06%

We do not know of any arrangements which may at a subsequent date result in a change in control of Royal & Sun Alliance.

All ordinary shareholders have the same voting rights.

Back to Contents

Related Party Transactions

A number of the directors, other key managers, their close families and entities under their control have general insurance policies with subsidiary companies of the Group. Such policies are on normal commercial terms except that executive directors and key managers are entitled to special rates which are also available to other members of staff. The Board has considered the financial effect of such insurance policies and other products and other transactions with our companies and has concluded that they are not material to us or to the individuals concerned and, if disclosed, would not influence decisions made by users of this annual report.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements”.

Significant Changes

Except as otherwise disclosed in this annual report, there has been no significant change in our financial position since December 31, 2005.

Legal Proceedings

The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration, and regulatory and other sectoral inquiries in the normal course of its business. The directors do not believe that any current mediation, arbitration, regulatory or sectoral inquiries and pending or threatened litigation or dispute, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration, regulatory inquiries and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period. Further information on U.S. litigation is discussed below.

Student Finance Corporation

In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. The original loan portfolio had a face value of approximately $501 million. In mid July 2002, Royal Indemnity Company, a U.S. subsidiary (“Royal Indemnity”), filed lawsuits in Texas state court, seeking among other things rescission of these policies in response to a systematic pattern of alleged fraud, misrepresentation and cover up by various parties, which among other things concealed the default rate of the loans. Since Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the lawsuits is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (“MBIA”) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions included Wells Fargo Bank Minnesota, NA (“Wells Fargo”), in its capacity as trustee of a number of securitizations that were collateralized by student loans, and MBIA which insured the obligations issued through these securitizations. These actions were heard in U.S. District Court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgment. The Court granted summary judgment to MBIA and Wells Fargo on September 30, 2003.

Calculated through March 31, 2006, the total amount awarded by the foregoing summary judgments was approximately $388 million. Royal Indemnity appealed each of these judgments. On October 3, 2005 the Court of Appeals upheld the District Court’s ruling that Royal Indemnity waived its right to rescind its policy obligations based on Student Finance Corporation’s fraud and that the policies remain in force. The Court, however, concluded that Royal Indemnity has raised a triable issue as to whether all of the losses claimed by the beneficiaries were covered under those policies. As a result, the Court overturned the remainder of the summary judgment and returned the case to the District Court to determine coverage and whether the policies cover all of the losses claimed. The case is now proceeding through the District Court.

In April 2005 and October 2005, respectively, PNC Bank and Wilmington Trust, plaintiffs in the Delaware actions, agreed to discontinue their parts of the legal action following agreed settlements.

Back to Contents

The ultimate outcome of these lawsuits is necessarily uncertain. Any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. To that end, Royal Indemnity is actively pursuing recovery actions against certain trucking school entities and professional advisers. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programs and/or reserves, if any, among other factors, will be resolved in favor of Royal Indemnity.

Based on current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, we believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

World Trade Center

The estimated cost of the insurance losses associated with the terrorist action of September 11, 2001 is a gross loss in excess of £1 billion, reduced to £280 million net of reinsurance. This was an unprecedented event, which still has unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. The final cost may be different from the current estimate due to the uncertainty associated with ongoing appeals and the valuation and allocation process which is currently underway in respect of the Twin Towers complex. Appraisal hearings are scheduled to continue until December 2006. Nevertheless, we believe our estimate of the gross and net loss is appropriate based on the information available and that there will be no material adverse effect on the Group’s financial position.

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

	Price per Ordinary Share pence
	High	Low

2000	466.04	242.31
2001	462.81	226.15
2002	337.62	70.67
2003	128.63	45.43
2004	109.25	68.75
First Quarter	109.25	81.00
Second Quarter	87.50	72.50
Third Quarter	81.75	68.75
Fourth Quarter	79.50	73.75
December	77.50	74.50
2005	126.75	73.50
First Quarter	87.50	77.50
Second Quarter	83.75	73.50
Third Quarter	99.25	82.50
Fourth Quarter	126.75	93.75
December	126.75	116.00
2006 (through May 17, 2006)	143.50	118.25
First Quarter	143.50	118.25
Second Quarter (through May 17, 2006)	142.00	129.50
January	128.50	118.25
February	133.25	124.25
March	143.50	125.50
April	141.00	134.00
May (through May 17, 2006)	142.00	129.50

On May 17, 2006, the last reported sale price for the ordinary shares on the London Stock Exchange was 129.50p.

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

Back to Contents

The table below sets forth the reported high and low closing prices of our ADSs on the OTC and the NYSE, as applicable, for the periods indicated.

	Price per ADS $
	High	Low

2000	43.00	26.75
2001	38.55	25.60
2002	23.80	7.67
2003	12.24	5.48
2004	10.37	6.50
First Quarter	10.37	7.66
Second Quarter	8.04	6.59
Third Quarter	7.72	6.50
Fourth Quarter	7.62	6.83
December	7.62	7.34
2005	10.96	7.04
First Quarter	8.45	7.43
Second Quarter	8.03	7.04
Third Quarter	8.86	7.39
Fourth Quarter	10.96	8.35
December	10.96	10.10
2006 (through May 17, 2006)	13.24	10.49
First Quarter	12.47	10.49
Second Quarter (through May 17, 2006)	13.24	12.21
January	11.31	10.49
February	11.57	10.82
March	12.47	11.00
April	12.59	11.73
May (through May 17, 2006)	13.24	12.21

On May 17, 2006 the last reported sale price for the ADSs on the NYSE was $12.35

United States Shareholders

Based on information from registrars and custodians, we estimate that as of May 17, 2006, United States shareholders held approximately 642 million ordinary shares, representing approximately 21.87% of our issued and outstanding ordinary shares. As of May 17, 2006, 70,851,650 ordinary shares were held through 14,170,330 American Depositary Receipts.

The number of U.S. Ordinary shareholders was approximately 870. The number of ADR holders in the United States was 34 as of May 17, 2006.

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

For purposes of this discussion, a “U.S. Holder” includes any beneficial owner of ordinary shares or ADRs that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, that is created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust subject to the primary supervision of a United States court and the control of one or more U.S. Persons.

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

For United States federal income tax purposes, a U.S. Holder will be treated as the beneficial owner of the underlying ordinary shares represented by the ADRs that are evidenced by such ADRs.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes for 2005 and we do not expect to be considered a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ordinary share or ADR, certain adverse consequences could apply to the U.S. Holder.

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

Documents on Display

451 Fifth Street, NW Washington DC 20549 USA

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges. Such documents are also available to the public at the SEC web site at http://www.sec.gov

In addition, documents referred to above are available at our headquarters, located at:

9th Floor One Plantation Place 30 Fenchurch Street London EC3M 3BD England

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

As an insurance company we are fundamentally concerned with the management of risk. We employ a comprehensive risk management framework to identify, assess, manage and monitor the risks arising as a result of operating the business. The framework includes a comprehensive suite of risk policies, procedures, measurement and monitoring techniques and a series of stress tests and scenario analyses to ensure that the Group’s exposures do not exceed risk appetite.

We are exposed to financial risk through our financial assets, financial liabilities (investment contracts and borrowings), reinsurance assets and insurance liabilities. In particular the key financial risk is that the proceeds from the realization of our financial assets are not sufficient to fund the obligations arising from our insurance and investment contracts.

We manage our financial assets within a framework that has been developed to seek to ensure the ability to meet our obligations under insurance and investment contracts. A key principle behind this process is to hold assets that provide a broad match against the liabilities arising from insurance and investment contracts.

Risks arise within the investment portfolio from the inappropriate matching of cash and fixed interest assets against liabilities by duration (e.g. inflation and reinvestment risk). However the relatively short duration of a general insurance portfolio together with our strategy of broadly matching assets and liability by duration provides mitigation against these risks. We review the duration of our liabilities and asset portfolios to ensure that they remain broadly matched. Regional investment directives limit permissible duration ranges within the individual portfolios. These directives also include objectives for liquidity, asset sector concentration and credit quality.

Credit, market and liquidity risks are addressed below:

Credit risk

The Board Risk Committee (“BRC”) is responsible for ensuring that the Board approved Group credit risk appetite is not exceeded.

In defining our risk appetite we draw a distinction between credit risks incurred as a result of offsetting insurance risks or operating in the insurance market (e.g. reinsurance credit risks and insurance operations credit risks) for which risk tolerances and target profiles are identified, and credit risks incurred for the purposes of generating a return (e.g. invested assets credit risk) for which strict exposure limits are set.

We control our credit exposures according to a series of Group credit risk policies that reflects the individual considerations of the risk categories. These policies are supported by a series of procedures (e.g. counterparty assessment processes) and limits (e.g. investment and bank counterparty limits), which are designed to ensure that our risk appetite is not exceeded.

Reinsurance counterparties are subject to a rigorous internal assessment process on an ongoing basis to ensure that their creditworthiness continues to be satisfactory. Collateral is taken to mitigate exposures where appropriate to the size or credit quality of the exposure.

Insurance operations credit risks are incurred on a devolved basis with regional operations undertaking the responsibility for assessing and monitoring the creditworthiness of their counterparties (e.g. brokers and policyholders). Local credit committees are responsible for ensuring these exposures are within the risk appetite of the local operations within the overall financial control framework. Exposure monitoring and reporting is embedded throughout the organization with aggregate credit positions reported at Group level. Invested assets credit risk is discussed in more detail below. Our maximum exposure to credit risk can be set out as follows:

Back to Contents

	Maximum credit risk (carrying value)	Maximum credit risk (carrying value)
	2005	2004

	(£ in millions)
Cash and cash equivalents	1,617	1,866
Equity securities	1,683	1,657
Debt securities	11,609	11,158
Other financial assets	146	137
Short term investments	95	183
Derivative assets	31	30
Insurance debtors	1,978	1,867
Reinsurance debtors	569	817
Reinsurers’ share of insurance contract liabilities	4,406	4,424

The Group’s investments comprise a broad range of financial investments issued principally in the United Kingdom, United States and Scandinavia. The mix of investments and their carrying values which include fixed maturities and equity securities is set out below.

Analysis of debt securities

The credit profile of our fixed income portfolios reflects our commitment to matching our liabilities with investment rated liquid instruments for the protection of the policyholder.

	2005		2004

	(£ in millions)	% of Total	(£ in millions)	% of Total

By country/region
United Kingdom	3,000	26%	2,454	22%
United States	2,714	23	3,272	29
Scandinavia	2,906	25	3,142	28
International	2,989	26	2,290	21

Total	11,609	100%	11,158	100%

By industry
Banks	1,959	17%	652	6%
Insurance	71	1	107	1
Manufacturing	222	2	156	1
Utilities	224	2	186	2
Retail	88	1	101	1
Government securities	5,527	47	6,736	60
Mortgage backed securities	2,100	18	1,598	14
Telecommunications	88	1	84	1
Services	179	1	494	4
Other	1,151	10	1,044	10

Total	11,609	100%	11,158	100%

Back to Contents

Credit profile of our fixed income portfolio by Standard & Poor’s investment rating:

	2005		2004

	(£ in millions)	% of Total	(£ in millions)	% of Total

AAA (1)	6,786	58%	7,198	65%
AA	2,608	23	2,297	21
A	1,665	14	1,242	11
BBB	450	4	341	3
‹BBB	100	1	80	—

Total	11,609	100%	11,158	100%

Notes
(1)	Includes U.K. government guaranteed fixed income securities that are not rated.

Analysis of equity securities

Our equity portfolio is diversified as follows across sectors:

	2005		2004

	(£ in millions)	% of Total	(£ in millions)	% of Total

By country/region
United Kingdom	1,077	64%	1,017	61%
United States	82	5	95	6
Scandinavia	11	1	17	1
International	513	30	528	32

Total	1,683	100%	1,657	100%

By industry
Banks	217	13%	360	22%
Pharmaceuticals	80	5	77	5
Insurance	82	5	69	4
Manufacturing	83	5	62	4
Utilities	101	6	104	6
Construction	22	1	30	2
Mining	183	11	142	9
Retail	52	3	65	4
Telecommunications	70	4	86	5
Services	155	9	201	12
Other	638	38	461	27

Total	1,683	100%	1,657	100%

Back to Contents

Maturity periods or contractual repricing

The following table summarizes the contractual repricing or maturity dates (whichever is earlier) for financial assets and financial liabilities, that are subject to fixed and variable interest rates. Equity instruments are not subject to interest rate risk.

	Less than one year	One to two years	Two to three years	Three to four years	Four to five years	Greater than five years	Total

	(£ in millions)
2005
Financial assets
Cash and cash equivalents	1,617	—	—	—	—	—	1,617
Debt securities	2,615	2,147	1,734	1,520	999	2,594	11,609
Other financial assets	104	1	—	8	1	32	146
Short term investments	95	—	—	—	—	—	95
Derivative assets	13	5	5	2	2	4	31

Total	4,444	2,153	1,739	1,530	1,002	2,630	13,498

Financial liabilities
Borrowings:
Secured debenture loans	1	1	1	1	2	4	10
Amounts owed to credit institutions unsecured:
Under committed credit facilities	233	—	—	—	—	—	233
Other	8	—	—	—	—	—	8
Subordinated guaranteed U.S.$ bonds	—	—	—	—	—	285	285
Subordinated guaranteed Euro bonds	—	—	—	—	—	341	341
Subordinated guaranteed perpetual notes	—	—	—	—	—	445	445
Derivative trading liabilities	20	—	—	—	11	99	130

Total	262	1	1	1	13	1,174	1,452

	Less than one year	One to two years	Two to three years	Three to four years	Four to five years	Greater than five years	Total

	(£ in millions)
2004
Financial assets
Cash and cash equivalents	1,866	—	—	—	—	—	1,866
Debt securities	3,056	1,989	1,903	1,230	959	2,021	11,158
Other financial assets	97	—	3	7	30	—	137
Short term investments	183	—	—	—	—	—	183
Derivative assets	12	4	3	3	2	6	30

Total	5,214	1,993	1,909	1,240	991	2,027	13,374

Financial liabilities
Borrowings:
Secured debenture loans	1	1	1	1	1	5	10
Amounts owed to credit institutions unsecured:
Under committed credit facilities	84	233	—	—	—	—	317
Other	19	2	1	—	—	—	22
Subordinated guaranteed U.S.$ bonds	—	—	—	—	—	255	255
Subordinated guaranteed Euro bonds	—	—	—	—	—	352	352
Subordinated guaranteed perpetual notes	—	—	—	—	—	444	444
Derivative trading liabilities	9	23	—	—	—	93	125

Total	113	259	2	1	1	1,149	1,525

Back to Contents

Market risk

We are exposed to the risk of potential losses from adverse movements in market rates and prices as follows:

•	Interest rate risk;

•	Equity price risk;

•	Property price risk;

•	Foreign currency exchange risk; and

•	Derivatives.

The investment risk policy governs our exposure to market risks. Exposures are controlled by the setting of investment limits in line with the Group’s risk appetite.

The Group Investment Committee (“GIC”), on behalf of the Board, is responsible for reviewing and approving the investment strategy for our investment portfolios. It provides approval for all major changes of our investment strategy and, in particular, approves any substantive changes to the balance of the Group’s funds between the major asset classes. Importantly the GIC also approves the terms of reference of our main operational investment committee, the Group Asset Management Committee (“GAMC”). The BRC issues GAMC with risk limits.

Interest rate risk

The fair value of our portfolio of fixed income securities is inversely correlated to changes in the market interest rates. Thus if interest rates fall the fair value of the portfolio would tend to rise and vice versa as set out in the sensitivity analysis below.

Equity price risk

Our portfolio of equity securities is subject to equity risk arising from changes in market price. Thus if the value of equities rise so will the fair value of our portfolio and vice versa as set out in the sensitivity analysis below.

We set appropriate risk limits to ensure that no significant concentrations to individual companies or sectors arise. We take a long term view in selecting stocks and looks to build value over a sustained period of time rather than churning the portfolio looking for short term gains from our equity holdings.

We make use of derivative products as appropriate to protect the portfolio from losses outside of risk appetite.

We do not have material holdings of unquoted equities.

Property price risk

Our portfolio of properties is subject to property price risk arising from changes in the market value of properties. Thus if the value of property falls so will the fair value of the portfolio as set out in the sensitivity analysis below.

A number of our property holdings are Group occupied and therefore appear as property and equipment within the reported accounts. Our investment in investment property is recorded as such and is invested in as part of an efficient portfolio management strategy.

Foreign currency exchange risk

We operate in 27 countries. Accordingly, our net assets are subject to foreign currency exchange rate movements. Our primary foreign currency exposures are to the U.S. dollar, Canadian dollar, Danish Kroner, Swedish Kroner and Euro. If the value of the British pound strengthens then the value of non British pound net assets will decline when translated into British pounds and consolidated.

Back to Contents

We incur exposure to foreign currency exchange risk in two ways:

•
Operational foreign currency exchange risk — by underwriting liabilities in currencies other than the currency of the primary environment in which the business units operate (non functional currencies).

•	Structural foreign currency exchange risk — by investing in overseas subsidiaries and operating an international insurance group.

Operational foreign currency exchange risk is managed within the Group’s individual operations by broadly matching assets and liabilities by currency.

Structural foreign currency exchange risk is managed at a Group level. In managing structural foreign currency exchange risk net assets maintained by the Group’s subsidiaries in local currencies are taken into account to satisfy local regulatory solvency and internal risk based capital assessment requirements. These assets should prove adequate to support local insurance activities irrespective of foreign currency exchange rate movements. Consequently, this may affect the value of the consolidated shareholders’ equity expressed in British pounds.

Derivatives

We may use derivative financial instruments for the purpose of reducing our exposure to adverse fluctuations in interest rates, foreign exchange rates and equity price risk. We do not use derivatives to leverage our exposure to markets and do not hold or issue financial instruments for speculative purposes. In addition forward contracts may be used to reduce exposure to adverse currency movements on loan capital. Forward contracts are used to reduce the risk of adverse currency movements on certain forecast future cash transactions. The policy on use of derivatives is approved by BRC.

While these derivative instruments are subject to fluctuations in value, such fluctuations are generally offset by the changes in value of the underlying exposures. Derivatives are generally held until their maturity date.

The table below sets out derivatives held as at December 31, 2005 and 2004.

	Remaining life at fair value on December 31, 2005			Notional principal amounts		Fair value

	Less than one year	One to five years	More than five years	2005	2004	2005	2004

	(£ in millions)
Cross currency
Asset	—	—	—	5	141	—	—
Liability	1	—	—	30	1	1	1
Interest rate
Asset	—	—	—	—	13	—	5
Liability	—	—	—	—	13	—	2
Credit
Asset	—	—	23	38	38	23	25
Liability	2	11	99	226	289	112	121
Equity/index
Asset	8	—	—	see below	see below	8	—
Liability	17	—	—	see below	see below	17	1

At December 31, 2005 there were derivative contracts in place to protect the value of the U.K. equity portfolios of the Group. These provided limited protection against declines in market levels whilst also capping participation in any appreciation of the market. In total, this strategy covered an underlying equity value of approximately £500 million. The impact of these derivatives as of December 31, 2005 if world equity markets decreased by 15% would be to decrease the impact of the decline by £18 million (2004: £25 million).

Back to Contents

Sensitivity analysis

Change in fair value of investments and borrowings, (1) and (5)

	(Decrease)/increase

	2005	2004

	(£ in millions)
Interest rate markets (2):
Impact on fixed interest securities of increase in interest rates of 100bps	(295)	(299)
Impact on loan capital of increase in interest rates of 100bps	132	112
Equity markets (3):
Decrease of equity markets of 15%	(252)	(249)
Impact arising from derivatives	18	25
Property markets (3):
Decrease of property markets of 15%	(65)	(63)
Currency markets (4):
Decrease of major currencies versus British pound of 15%	(1,154)	(1,028)
Impact arising from derivatives	—	(18)

(1)
This analysis assumes that there is no correlation between equity price, interest rate, property market and foreign currency exchange rate risks. It also assumes that all other assets and liabilities remain unchanged and that no management action is taken. This analysis does not represent management’s view of future market change.

(2)
The sensitivity of the bond assets of the Group has been modeled by reference to a reasonable approximation of the average interest rate sensitivity of the investments held within each of the portfolios.

(3)
The effect of movements in equity and property markets is reflected as a one time decrease of worldwide equity and property markets on January 1, 2006 and January 1, 2005 which results in a 15% decline in the value of the Group’s assets in these investment categories.

(4)	The effect of currency movements on investments is reflected as a one time decrease in the value of major currencies against the British pound on January 1, 2006 and January 1, 2005.
(5)	This analysis has not considered the impact of the above market changes on the valuation of the Group’s insurance liabilities.

Liquidity risk

Liquidity risk is the risk that cash may not be available to pay obligations when due at a reasonable cost. We have no appetite for incurring liquidity risk and are committed to meeting all liabilities as they fall due. The investment limits ensure our portfolio is kept in highly liquid marketable securities sufficient to meet its liabilities as they come due based on actuarial assessment.

The limits are monitored at a Group level as part of the Group Risk exposure monitoring and BRC reporting process.

At December 31, 2005 total committed credit facilities available to the Group were £233 million which expire within one year. At December 31, 2005 the Group had in place a one billion U.S. dollar Euro commercial paper program. There were no amounts outstanding at December 31, 2005.

Back to Contents

ITEM 15. CONTROLS AND PROCEDURES

Our management, including the chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, the management, including the chief executive officer and chief financial officer, have concluded that, as of such date our disclosure controls and procedures are effective to provide reasonable assurance that the information the Group is required to disclose in the reports we file under the Act is recorded, processed and summarized within the time periods specified in the SEC’s rules and forms.

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

Statement of Business Principles

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

C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees for professional audit and other services rendered by PricewaterhouseCoopers LLP in 2005 and 2004.

Auditors Remuneration

	Year Ended December 31
	2005	2004

	(£ in thousands)
Audit fees (1)	4,626	4,100
Audit related fees	—	—
Tax fees (2)	607	827
All other fees (3)	3,066	2,162

Total fees	8,300	7,089

(1)	Audit fees includes work in connection with the filing of the Form 20-F and the U.K. Financial Services Authority return.
(2)	Tax fees include compliance services such as tax return preparation and advisory services such as consultation on tax matters, tax advice relating to transactions and other tax planning and advice.
(3)
Other fees includes due diligence services, capital raising services, internal control reviews and consultancy and review services concerning financial accounting and reporting standards in relation to the change from U.K. GAAP to IFRS.

Our Audit Committee has adopted a policy regarding audit and non-audit services in consultation with its independent auditor PricewaterhouseCoopers LLP. This policy is designed to ensure the independence of our independent auditor by expressly setting forth all services that the independent auditor may not perform and reinforcing the principle of independence regardless of the type of work performed. The Audit Committee approves the engagement terms and fees of PricewaterhouseCoopers LLP for all audit and non-audit services, including tax services, unless such approval is not required under the Securities and Exchange Act of 1934. The

Back to Contents

Audit Committee approved the engagement terms and fees of PricewaterhouseCoopers LLP for all services for the fiscal year ended December 31, 2005.

D.	Exemptions from the Listing Standards for Audit Committees

Our Group Audit Committee meets the requirements of the Exchange Act Rule 10A-3 and is relying on one of the permitted exemptions as allowed under those Rules. Our practice, in accordance with the Companies Act 1985 and the Combined Code on Corporate Governance in relation to the appointment and termination of the external auditor, is that a recommendation is made by our Group Audit Committee to the Board, which will then make a recommendation to shareholders in general meeting. This differs from the procedures in the United States, where the external auditor is accountable to the audit committee which has the authority to appoint or dismiss the external auditors without reference to shareholders.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth information with respect to purchases made by or on behalf of the Company or any “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of the Company’s ordinary shares or American Depositary Shares for the year ended December 31, 2005.

At the Annual General Meeting held on May 22, 2006, we obtained shareholder approval to repurchase up to 10% of our shares during the period May 22, 2006 until the conclusion of the 2007 annual general meeting or on August 21, 2007, whichever is earlier. We did not repurchase any shares during 2005 and have not repurchased any shares between May 22, 2006 and the date of this report. We currently intend to continue to seek shareholder approval annually for the ability to repurchase up to 10% of our shares during the course of each year.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share (p)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs

January 1 — January 31	—	—	N/A	N/A
February 1 — February 28	—	—
March 1 — March 31	—	—
April 1 — April 30	8,787,664(2)	82.38
May 1 — May 31	—	—
June 1 — June 30	—	—
July 1 — July 31	—	—
August 1 — August 31	—	—
September 1 — September 30	—	—
October 1 — October 31	—	—
November 1 — November 30	—	—
December 1 — December 31	—	—

(1)
The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Issuer’s employee incentive plans, the savings-related share option scheme and the long term incentive plan.

(2)	6,887,664 shares were acquired by ESOP Trust No. 1 and 1,900,000 were acquired by ESOP Trust No. 2.

Back to Contents

PART III

ITEM 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. Notes 38 and 39 include a discussion of net income and shareholders’ equity based on U.S. GAAP, a reconciliation of these amounts to IFRS and condensed consolidated U.S. GAAP financial statements.

The following financial statements and financial statement schedules are filed as part of this annual report together with the report of the independent accountants:

Back to Contents

ITEM 19. EXHIBITS

1.1	Memorandum of Association of the Royal & Sun Alliance Insurance Group plc.†*
1.2	Articles of Association of the Royal and Sun Alliance Insurance Group plc.×
2.1	Indenture relating to $500,000,000 8.95% Subordinated Guaranteed Bonds due October 15, 2029, among Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc, as guarantor and Citibank, N.A., as trustee, including the form of the 8.95% Subordinated Guaranteed Bonds.*
2.2	Form of 8.95% Subordinated Guaranteed Bonds due October 15, 2029 (included in Exhibit 2.1).*
2.3	Trust Deed relating to €200,000,000 6.875% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2019 and €300,000,000 Floating Rate Subordinated Guaranteed Bonds due 2019, dated October 15, 1999, between Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc, as guarantor and Citicorp Trustee Company Limited, as trustee.*
2.4	Form of 6.875% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2019 and Floating Rate Subordinated Guaranteed Bonds due 2019 (included in Exhibit 2.3).*
2.5	Trust Deed relating to £450,000,000 8.5% Cumulative Step-up Perpetual Subordinated Notes between Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc, as guarantor and Citicorp Trustee Company Limited, as trustee.#
2.5.1	First Supplemental Trust Deed Modifying the Conditions of the £450,000,000 8.5% Cumulative Step-Up Perpetual Subordinated Notes between Royal & Sun Alliance Insurance Group plc as issuer, Royal & Sun Alliance Insurance plc as guarantor and Citicorp Trustee Company Limited, as trustee.
2.6	Form of 8.5% Cumulative Step-up Perpetual Subordinated Notes (included in Exhibit 2.5).#
2.7	Form of 6.701% Perpetual Guaranteed Subordinated Capital Securities.
2.8	Trust Deed relating to £375,000,000 6.701% Perpetual Guaranteed Subordinated Capital Securities between Royal & Sun Alliance Insurance Group plc, as issuer, Royal & Sun Alliance Insurance plc as guarantor and Citicorp Trustee Company Limited, as trustee.
3.10	Rules of the Royal & Sun Alliance 2006 Long Term Incentive Plan.
4.1	The Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme.*
4.2	Rules of the Royal & Sun Alliance 1996 Executive Share Option Scheme, as amended up to August 5, 1998.*
4.3	Rules of the Royal & Sun Alliance 1989 Executive Share Option Scheme, as amended up to August 7, 1996.*
4.4	Rules of the Royal & Sun Alliance 1989 Savings Related Share Option Scheme.*
4.5	Rules of the Royal Insurance Holdings 1988 Share Option Scheme.*
4.6	Rules of the Royal & Sun Alliance Insurance Group plc U.S. Equity Incentive Scheme.†
4.7	Rules of the Royal & Sun Alliance Insurance Group plc U.S. Employees’ Stock Purchase Plan.†
4.8	Rules of the Royal & Sun Alliance 401(k) Account.†
8	Schedule of subsidiaries of Royal & Sun Alliance Insurance Group plc.
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our registration statement on Form 20-F filed on October 12, 2000.
†	Incorporated by reference to our annual report on Form 20-F filed on June 28, 2001.
×	Incorporated by reference to our annual report on Form 20-F filed on June 30, 2004.
#	Incorporated by reference to our annual report on Form 20-F filed on June 30, 2005.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

Consolidated Financial Statements as at December 31, 2005 and 2004 and for the two years ended December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Royal & Sun Alliance Insurance Group plc

We have audited the accompanying consolidated balance sheet of Royal & Sun Alliance Insurance Group plc and its subsidiaries (the “Group”) as of December 31, 2005 and 2004, and the related consolidated income statement, the consolidated statement of recognized income and expense and the consolidated cashflow statement for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Group adopted International Financial Reporting Standards (IFRS) as adopted by the European Union for the year ended December 31, 2005. Previously the Group’s consolidated financial statements were prepared in accordance with applicable United Kingdom accounting standards and the Statement of Recommended Practice issued by the Association of British Insurers in November 2003. The previously reported 2004 consolidated financial statements have been restated to comply with IFRS. The impact of the adoption of IFRS, which materially affected the consolidated financial statements, has been reflected within note 1 ‘First time adoption of IFRS’.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Royal & Sun Alliance Insurance Group plc and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union.

Accounting principles under IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements. As discussed in Note 39 to the consolidated financial statements, a transfer has been made between certain components of shareholders’ equity to restate the balances as of January 1, 2004.

PricewaterhouseCoopers LLP Chartered Accountants and Registered Auditors London June 6, 2006

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(STATEMENT OF INCOME)
For the years ended December 31, 2005 and 2004
(UK Basis of Accounting)

		2005		2004
	Notes	£m		£m

Continuing operations
Income
Gross written premiums		6,420		6,655
Less: reinsurance premiums		(1,020)		(1,573)

Net written premiums		5,400		5,082
Change in provision for unearned premiums		(18)		664

Net earned premiums		5,382		5,746
Net investment return	2	806		656
Other operating income	4	111		141

Total income		6,299		6,543

Expenses
Net claims and benefits	3	(3,595)		(4,261)

Underwriting and policy acquisition costs		(1,558)		(1,816)
Unwind of discount		(61)		(71)
Other operating expenses	4	(252)		(291)

Total expenses		(5,466)		(6,439)

Results of operating activities		833		104
Finance costs	4	(107)		(75)
Profit/(loss) on disposal of subsidiaries		136		(2)
Net share of profit after tax of associates	11	3		8

Profit before tax on continuing operations		865		35
Income tax expense	5	(260)		(88)

Profit/(loss) for the year from continuing operations		605		(53)

Discontinued operations
Loss for the year from discontinued operations	36	—		(27)

Profit/(loss) for the year		605		(80)

Attributable to:
Equity holders of the Parent Company		555		(125)
Minority interests		50		45

		605		(80)

Earnings per share for profit/(loss) from continuing operations attributable to the equity holders of the Parent Company
Basic	6	18.9	p	(4.1	)p
Diluted	6	18.7	p	(4.1	)p

Earnings per share for loss from discontinued operations attributable to the equity holders of the Parent Company
Basic	6	—		(0.9	)p
Diluted	6	—		(0.9	)p

Ordinary dividends paid and proposed for the year
Interim dividend paid (per share)	7	1.69	p	1.65	p
Final dividend proposed (per share)	7	3.05	p	2.96	p

The attached notes form an integral part of these consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE
For the years ended December 31, 2005 and 2004
(UK Basis of Accounting)

	2005	2004
	£m	£m

Exchange gains/(losses)	62	(17)
Fair value (losses)/gains	(35)	21
Pension fund actuarial losses	(53)	(50)

Net losses recognized in equity	(26)	(46)
Profit/(loss) for the year	605	(80)

Total recognized income/(expense) for the year	579	(126)

Attributable to:
Equity holders of the Parent Company	540	(174)
Minority interests	39	48

	579	(126)

All items are stated net of tax.

The attached notes form an integral part of these consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED BALANCE SHEET
As of December 31, 2005 and 2004
(UK Basis of Accounting)

		2005	2004
	Notes	£m	£m

Assets
Goodwill and other intangible assets	8	450	322
Property and equipment	9	410	418

Investment property	10	435	417
Investments in associates	11	29	29
Financial assets	12	13,533	13,135

Total investments		13,997	13,581
Reinsurers’ share of insurance contract liabilities	13	4,406	4,424
Insurance and reinsurance debtors	14	2,547	2,684
Deferred acquisition costs	15	465	487
Deferred tax assets	23	33	174
Other debtors and other assets	16	636	617
Cash and cash equivalents	17	1,617	1,866

		24,561	24,573
Non current assets and assets of operations held for sale	36	36	81

Total assets		24,597	24,654

Equity, reserves and liabilities
Equity and reserves
Shareholders’ equity		2,743	2,321
Subordinated guaranteed perpetual notes	19	—	444
Minority interests		391	368

Total equity and reserves	18	3,134	3,133

Liabilities
Loan capital	19	1,071	607
Insurance contract liabilities	20	17,204	17,191
Insurance and reinsurance liabilities	21	475	778
Borrowings	22	251	349
Current tax liabilities	23	55	78
Deferred tax liabilities	23	236	101
Provisions	24	693	914
Other liabilities	25	1,478	1,426

		21,463	21,444
Liabilities of operations held for sale	36	—	77

Total liabilities		21,463	21,521

Total equity, reserves and liabilities		24,597	24,654

The attached notes form an integral part of these consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

CONSOLIDATED CASH FLOW STATEMENT
For the years ended December 31, 2005 and 2004
(UK Basis of Accounting)

		2005	2004
	Notes	£m	£m

Cash generated from continuing operations	33	(462)	(244)
Income tax paid		(65)	(52)
Interest received /(paid)		556	504
Dividends received		2	5
Cashflows from discontinued operations		—	(797)

Loss on disposal of discontinued operations		—	107

Net cash flows from operating activities		31	(477)

Proceeds from sales or maturities of:
Available for sale investments		10,046	12,179
Investment property		46	23
Property and equipment		13	7
Intangible assets		3	8
Investments in subsidiaries (net of cash disposed of)		113	1,005
Investments in associates		5	107
Purchase of:
Available for sale investments		(10,058)	(15,906)
Investment property		(31)	(42)
Property and equipment		(60)	(111)
Intangible assets		(144)	(123)
Investments in subsidiaries (net of cash acquired)	32	(63)	(12)
Cashflows from discontinued operations		—	940

Net cashflows from investing activities		(130)	(1,925)

Proceeds from issue of share capital		2	—
Purchase of treasury shares		(3)	—
Dividends paid to ordinary shareholders		(116)	(107)
Dividends paid to preference shareholders		(9)	(9)
Interest on subordinated guaranteed perpetual notes		—	(10)
Dividends paid to minority interests		(13)	(12)
Proceeds from issuance of long term borrowings		—	295
Net movement in other borrowings		(86)	(84)

Net cashflows from financing activities		(225)	73

Net decrease in cash and cash equivalents and bank overdrafts		(324)	(2,329)
Cash and cash equivalents and bank overdrafts at beginning of the year		1,864	4,254
Effect of exchange rate changes on cash and cash equivalents		72	(61)

Cash and cash equivalents and bank overdrafts at end of the year	17	1,612	1,864

The attached notes form an integral part of these consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below.

Consolidated financial statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The consolidated financial statements are prepared under the historical cost convention as modified by the revaluation of available for sale financial assets, investment property, Group occupied property and financial assets and financial liabilities held for trading (which include all derivative contracts).

Except where otherwise stated, all figures included in the consolidated financial statements are presented in millions of British pounds sterling (£m), rounded to the nearest million.

Adoption of International Financial Reporting Standards

The Group adopted IFRS for the year ended December 31, 2005. Previously the Group’s consolidated financial statements were prepared in accordance with applicable UK accounting standards and the Statement of Recommended Practice issued by the Association of British Insurers in November 2003. The previously reported 2004 consolidated financial statements have been restated to comply with IFRS. The impact of the adoption of IFRS, which materially affected the consolidated financial statements, has been reflected within note 1 ‘First time adoption of IFRS’.

Consolidation

Subsidiaries

Subsidiaries are entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, including costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recognized as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Income Statement.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Group’s shares of its associates’ post acquisition profits or losses are recognized in the Income Statement, and its share of post acquisition movements in reserves are recognized in reserves. The cumulative post acquisition movements are adjusted in the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Adjustments are made, where necessary, to conform the accounting policies of associates to ensure consistency with the policies adopted by the Group.

Selection of accounting policies

The Group exercises judgment in selecting each Group accounting policy. The accounting policies of the Group are selected by the directors to present financial statements that they consider provides the most relevant information. For certain accounting policies there are different accounting treatments that could be adopted, each of which would be in compliance with IFRS and would have a significant influence upon the basis on which the financial statements are presented. The bases of selection of the accounting policies for the accounting for financial assets and for the recognition of actuarial gains and losses related to pension obligations are set out below:

•
The Group accounting policy is to designate all financial assets that meet the necessary conditions as available for sale financial assets. This designation enables the Group to recognize the investment return earned on such assets in a consistent manner with the internal measures applied to measure the performance of the individual operations.

•
The Group accounting policy is to recognize actuarial gains and losses arising from the recognition and funding of the Group’s pension obligations in the period in which they arise. This policy has been adopted as it provides the most relevant basis of recognition of such gains and losses.

Translation of foreign currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

The results and financial position of those Group entities whose functional currency is not British pounds sterling are translated into British pounds sterling as follows:

•	Assets and liabilities for each Balance Sheet presented are translated at the closing exchange rate at the date of that Balance Sheet.

•	Income and expenses for each Income Statement are translated at average exchange rates during each period.

•	All resulting exchange differences are recognized as a component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign entity is sold, the cumulative exchange differences relating to that foreign entity are recognized in the Income Statement as part of the gain or loss on sale.

Goodwill arising on the acquisition of a foreign entity is treated as an asset of the foreign entity and the carrying value translated at the closing exchange rate.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Income Statement.

Translation differences on non monetary items, such as equities classified as available for sale financial assets, are included in the fair value reserve in equity.

Goodwill and other intangible assets

Goodwill, being the difference between the cost of a business acquisition and the Group’s interest in the net fair value of the identifiable assets and liabilities acquired, is initially capitalized in the Balance Sheet at cost and is subsequently recognized at cost less accumulated impairment losses. The cost of the acquisition is the amount of cash paid and the fair value of other purchase consideration given together with associated expenses. Goodwill is subject to an impairment review at least annually. If there are indications of impairment, the recoverable amount is determined. Where the carrying amount is more than the recoverable amount, an impairment is recognized.

When calculating the goodwill arising on an acquisition, claims provisions are discounted to present value. Immediately following the acquisition, the claims provisions are valued at full nominal value. This increase in liabilities is matched by the recognition of an intangible asset arising from acquired claims provisions, representing the present value of future investment income implicit in the claims discount. The intangible asset is amortized over the expected run off period and is tested in the context of the liability adequacy test of insurance liabilities where the balances of intangible assets associated with insurance contracts is deducted from the carrying amount of the insurance liabilities.

Expenditure that increases the future economic benefits arising from computer software in excess of its standard of performance assessed immediately before the expenditure was made, is recognized as an intangible asset and amortized using the straight line method over a period of three to five years.

Property and equipment

Property and equipment comprise Group occupied land and buildings, fixtures, fittings and equipment (including computer hardware and motor vehicles). These assets are depreciated over periods not exceeding their estimated useful life after taking into account residual values.

Group occupied property is stated at fair value, less subsequent depreciation for buildings. All other assets are stated at depreciated cost. Fair value movements are recorded in equity.

Fair value is based on current prices in an active market for similar property in the same location and condition and subject to similar contractual terms of ownership. Valuations are performed by external professionally qualified valuation surveyors on at least an annual basis, with reference to current market conditions.

All other classes are stated at cost less accumulated depreciation. Cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset only when it is probable that future economic benefits associated to the item will flow to the Group and the cost can be measured reliably.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Land is not depreciated. Depreciation on all other items is calculated on the straight line method to write down the cost of such assets to their residual value over their estimated useful lives as follows:

Group occupied buildings	normally 30 years
Fixtures and fittings	10 years
Motor vehicles	4 years
Equipment	3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the Balance Sheet date.

An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Increases in the carrying amount arising on the revaluation of Group occupied property are credited to revaluation surplus in equity. Decreases that offset the previous increases of the same asset are charged against revaluation surplus directly in equity, other decreases are charged to the Income Statement. Each year the difference between depreciation based on the fair value of the asset charged to the Income Statement and depreciation based on the asset’s original cost is transferred from revaluation surplus to retained earnings.

Investment property

Investment property, comprising freehold and leasehold land and buildings, is held for long term rental yields and is not occupied by the Group.

Investment property is recorded at fair value, measured by independent professionally qualified valuers, who hold a recognized and relevant professional qualification and have recent experience in the location and category of the investment property being valued, on an annual basis or more frequently and by internal valuers for interim periods, with reference to current market conditions. Related unrealized gains and unrealized losses or changes thereof are recognized in investment income.

Financial assets

A financial asset is initially recognized, on the date the Group commits to purchase the asset, at fair value plus, in the case of all financial assets not classified as at fair value through the Income Statement, transaction costs that are directly attributable to its acquisition. A financial asset is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and the Group has also transferred substantially the risks and rewards of ownership of the asset.

On initial recognition, the financial assets are categorized into the following categories: financial assets at fair value through the Income Statement, loans and receivables, held to maturity financial assets and available for sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

The Group designates its financial assets as available for sale financial assets on initial recognition of a financial asset. On subsequent measurement, investments are measured at fair value with changes in fair value recognized in equity. Where the cumulative changes recognized in equity represent an unrealized loss the individual asset or group of assets is reviewed to test whether an indication of impairment exists.

For securities whose fair values are readily determined and where there is objective evidence that such an asset is impaired, including a significant or prolonged decline in the fair value below cost, the unrealized loss charged to equity is reclassified to the Income Statement.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

If the fair value of a previously impaired debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed and the reversal recognized in the Income Statement. Impairment losses on equity investments are not reversed.

Investment income is recognized in the Income Statement. Dividends on equity investments are recognized on the date at which the investment is priced ‘ex dividend’. Interest income is recognized using the effective interest method. Unrealized gains and losses on available for sale investments are recognized directly in equity, except for impairment losses and foreign exchange gains and losses on monetary items (which are recognized in the Income Statement). On derecognition of an investment, the cumulative gain or loss previously recognized in equity is recognized in the Income Statement.

Derivative financial instruments

Derivatives are recognized in the Balance Sheet on a trade date basis and are carried at fair value. Derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

Hedging

Transactions are classified as hedging transactions when the following conditions for hedge accounting are met:

•	There is a formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge.

•
The hedge is expected to be highly effective in achieving offsetting changes in fair value or cashflows attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship.

•	The effectiveness of the hedge can be reliably measured.

•
For cashflow hedges, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cashflows that could ultimately affect profit or loss.

•	The hedge is assessed on an ongoing basis and determined to have been highly effective.

Where loan capital is designated as the hedging instrument against the net investment in foreign entities, the effective portion of the hedge is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the Income Statement. Gains and losses accumulated in equity are included in the Income Statement when the underlying hedged item is derecognized.

Estimation of the fair value of financial assets and liabilities

The methods and assumptions used by the Group in estimating the fair value of financial assets and liabilities are:

•
For fixed maturity securities, fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from quoted market prices of comparable securities or estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment.

•	For equity securities fair values are based upon quoted market prices.

•	If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

instruments that are substantially the same, discounted cash flow analysis and option pricing models.

•	For mortgage loans on real estate and collateral loans, fair values are estimated using discounted cash flow calculations based upon prevailing market rates.

•	For cash, short term investments, commercial paper, other assets, liabilities and accruals carrying amounts approximate to fair values.

•
For notes, bonds and loans payable, fair values are determined by reference to quoted market prices or estimated using discounted cash flow calculations based upon prevailing market rates. Loan capital is carried at amortized cost and when this is different from fair value this is shown in the relevant note. Fair value in this case is based on discounted future cash flows. For borrowings that carry a variable rate of interest (other than loan capital), carrying values approximate to fair values.

•	For derivatives, fair values are generally based upon quoted market prices.

Insurance contracts

Product classification

Insurance contracts are those contracts that transfer significant insurance risk at the inception of the contract. Insurance risk is transferred when the Group agrees to compensate a policyholder if a specified uncertain future event (other than a change in a financial variable) adversely affects the policyholder. Any contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts or derivative contracts, as appropriate.

Recognition of income

Premiums written are accounted for in the period in which the contract is entered into and include estimates where the amounts are not determined at the Balance Sheet date. Premiums written exclude taxes and duties levied on premiums and directly related expenses e.g. commissions. Premiums are earned as revenue over the period of the contract and are calculated principally on a daily pro rata basis.

Acquisition costs

Acquisition costs comprise the direct and indirect costs of obtaining and processing new insurance business. These costs are recognized as a deferred acquisition cost asset and amortized on the same basis as the related premiums are earned.

Insurance liabilities

The provision for unearned premium represents the portion of the premiums written relating to periods of insurance coverage subsequent to the Balance Sheet date.

The provisions for claims outstanding, whether reported or not, comprises the estimated cost of claims incurred but not settled at the Balance Sheet date. It includes related expenses and a deduction for the expected value of salvage and other recoveries. The provision is determined using the best information available of claims settlement patterns, forecast inflation and settlement of claims.

The provisions for claims outstanding, and related reinsurance recoveries, are discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. In defining those claims with a long period from incident to claims settlement, those categories of claims where the average period of settlement is six years or more from the Balance Sheet date, has been used as a guide. The discount rate used is based upon an investment return expected

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

to be earned by assets, which are appropriate in magnitude and nature to cover the provisions for claims outstanding being discounted, during the period necessary for the payment of such claims.

The provisions for claims outstanding relating to long term permanent disability claims in the U.S., Canada and Scandinavia are determined using recognized actuarial methods.

Differences between the estimated cost and subsequent settlement of claims are recognized in the Income Statement in the year in which they are settled or in which the provisions for claims outstanding are reestimated.

At each Balance Sheet date an assessment is made of whether the provisions for unearned premiums are adequate. A separate provision is made, based on information available at the Balance Sheet date, for any estimated future underwriting losses relating to unexpired risks. The provision is calculated after taking into account future investment income that is expected to be earned from the assets backing the provisions for unearned premiums (net of deferred acquisition costs). The unexpired risk provision is assessed in aggregate for business classes which, in the opinion of the directors, are managed together.

Reinsurance ceded

Premiums payable in respect of reinsurance ceded, are recognized in the period in which the reinsurance contract is entered into and include estimates where the amounts are not determined at the Balance Sheet date. Premiums are expensed over the period of the reinsurance contract, calculated principally on a daily pro rata basis.

A reinsurance asset, (reinsurers’ share of insurance liabilities) is recognized to reflect the amount estimated to be recoverable under the reinsurance contracts in respect of the outstanding claims reported under insurance liabilities. The amount recoverable from reinsurers is initially valued on the same basis as the underlying claims provision. The amount recoverable is reduced when there is an event arising after the initial recognition that provides objective evidence that the Group may not receive all amounts due under the contract and the event has a reliably measurable impact on the expected amount that will be recovered from the reinsurer.

The reinsurers’ shares of each unexpired risk provision is recognized on the same basis.

Annuities purchased by the Group to make payments under structured settlement arrangements are accounted for as reinsurance ceded if the Group remains liable for the settlement in the event of default by the annuity provider. Any gain or loss arising on the purchase of an annuity is recognized in the Income Statement at the date of purchase.

Cash and cash equivalents

Cash and cash equivalents are short term, highly liquid investments that are subject to insignificant changes in value and are readily convertible into known amounts of cash. Cash equivalents comprise financial assets with less than three months maturity from the date of acquisition.

Treasury shares

Treasury shares are deducted from equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the treasury shares. Any consideration paid or received is recognized directly in equity.

Loan capital

Loan capital comprises subordinated bonds which are stated at the consideration received less transaction costs. Subsequently, it is measured at amortized cost using the effective interest rate method.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Taxation

Taxation in the income statement is based on profits and income for the year as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior years. UK tax in respect of overseas subsidiaries and principal associated undertakings is recognized as an expense in the year in which the profits arise, except where the remittance of earnings can be controlled and it is probable that remittance will not take place in the foreseeable future, in which case U.K. tax is based on dividends received.

Deferred tax is provided in full using the liability method on temporary differences arising between the tax bases of assets and liabilities and the carrying amounts in the financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the Balance Sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which these temporary differences can be utilized.

Employee benefits

Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments to trustee administered funds, determined by periodic actuarial calculations. The Group has both defined contribution and defined benefit schemes. A defined contribution scheme is a pension scheme under which the Group pays fixed contributions into a separate entity. A defined benefit scheme is a pension scheme that defines an amount of pension benefit that an employee will receive on retirement, usually dependant on one or more factors such as age, years of service and salary.

Post retirement benefits (including pension schemes and post retirement health schemes)

Contributions to defined contribution pension schemes are charged in the period in which the employment services qualifying for the benefit are provided. The Group has no further payment obligations once the contributions have been paid.

The amounts charged (or credited where relevant) in the Income Statement relating to post retirement benefits in respect of defined benefit schemes are as follows:

•	The current service cost.

•	The past service costs for additional benefits granted in the current or earlier periods.

•	The interest cost for the period.

•	The impact of any curtailments or settlements during the period.

•	The expected return on scheme assets (where relevant).

The current service cost in respect of defined benefit schemes comprises the present value of the additional benefits attributable to employees’ services provided during the period.

The present value of defined benefit obligations and the present values of additional benefits accruing during the period are calculated using the Projected Unit Credit Method.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Past service costs arise where additional benefits are granted. The cost of providing additional benefits is recognized on a straight line basis over the remaining period of service until such benefits vest. The cost of providing additional benefits that vest on their introduction are recognized immediately.

The calculation of the present value of accrued benefits includes an actuarial assumption of future interest rates, which is used to discount the expected ultimate cost of providing the benefits. The discount rate is determined at each Balance Sheet date by reference to current market yields on high quality corporate bonds identified to match the currency and estimated term of the obligations. The interest cost for the period is calculated by multiplying the discount rate determined at the start of the period by the defined benefit obligations during the period.

The change in the present value of the defined benefit obligation and the changes in the fair value of scheme assets resulting from any curtailments and settlements of scheme liabilities during the period are recognized in the Income Statement. Additionally, any previously unrecognized past service costs related to these liabilities are recognized in the gains or losses on settlement and curtailment.

The expected return on scheme assets is calculated using market expectations, at the beginning of the period, of the investment returns on scheme assets over the entire life of the related obligations.

Actuarial gains and losses arise from changes to actuarial assumptions when revaluing future benefits and from actual experience in respect of scheme liabilities and investment performance of scheme assets being different from previous assumptions. Actuarial gains and losses are recognized as a component of equity.

The value recognized in the Balance Sheet for each individual post retirement scheme is calculated as follows:

•	The present value of defined benefit obligation of the scheme at the balance sheet date.

•	Minus any past service cost not yet recognized.

•	Minus the fair value at the Balance Sheet date of the scheme assets out of which the obligations are to be settled directly.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the Balance Sheet date are discounted to present value.

Share based payment

The value of the employee share options and other equity settled share based payments is calculated at fair value at the grant date using appropriate and recognized option pricing models. The value of liabilities in respect of cash settled share based payment transactions are based upon the fair value of the awards at the balance sheet date.

Vesting conditions, other than those based upon market conditions, are not taken into account when estimating the fair value of such awards but are taken into account by adjusting the number of equity instruments included in the ultimate measurement of the transaction amount. The value of the awards are recognized as an expense on a systematic basis over the period during which the employment services are provided. The proceeds

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

received net of any transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Dividends to equity holders

The final dividend is recognized as a liability when approved at the Annual General Meeting. The interim dividend is recognized as a liability when announced.

Leases

Rental income from operating leases is recognized on a straight line basis over the term of the lease. Payments made under operating leases are charged on a straight line basis over the term of the lease.

Non current assets and operations held for sale and discontinued operations

Non current assets and operations are classified as held for sale if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. Such assets are measured at the lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Assets and liabilities are not netted. Discontinued operations are presented on the face of the Income Statement as a single amount comprising the total of the net profit or loss of discontinued operations and the after tax gain or loss recognized on the sale or the measurement to fair value less costs to sell of the net assets constituting the discontinued operations. In the period where an operation is presented for the first time as discontinued, the Income Statement for the comparative prior period presented is restated to present that operation as discontinued.

Accounting policies of discontinued life operations

The Group disposed of its life insurance businesses during 2004. The accounting policies specific to these life insurance businesses and applied in addition to the policies stated above in the measurement of assets and liabilities of the life insurance business and its results to the date of disposal are set out below:

Recognition of income

Premiums and annuity considerations arising from insurance contracts are accounted for when due. Premiums are shown before deduction of commission and are gross of any taxes or duties levied with premiums.

For single premium contracts, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to the insurance in force or, for annuities, the amount of expected benefit payments.

Investment contracts

Amounts collected for investment contracts, which principally involve the transfer of financial risk such as long term savings contracts are accounted for using deposit accounting, under which the amounts collected are credited directly to the Balance Sheet as an adjustment to the liability to the policyholder. Where a contract

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

contains both financial and insurance risk, the proportion of any premium relating to the insurance risk element of the contract is accounted for through income and the remaining financial risk element is accounted for using deposit accounting.

Revenues from investment contracts consist of charges assessed for mortality, fees for contract administration, surrenders and withdrawals and investment income earned on contract balances. Contract charges and fees revenues are recognized in the year they are assessed unless they relate to services to be provided in future years. Such deferred revenue is recognized as the service is provided.

Insurance contracts and investment contracts with Discretionary Participation Features

The Group sold certain contracts where the contract holders have a contingent interest in the excess of the value of specific Group assets over the value of specific Group liabilities. This interest derives from contractual rights to receive from this excess, additional benefits, the timing and the amount of which are at the discretion of the Group. The allocation of the excess between shareholders and contract holders is not determined at the Balance Sheet date. This excess at the Balance Sheet date is recognized as an additional liability. Changes in the fair value of this liability is recognized in the Income Statement.

Deferred acquisition costs (DAC)

For long term insurance business, principally life insurance and annuity contracts, DAC is amortized over the year in which the costs are expected to be recovered out of estimated margins in matching revenues from the related policies. The rate of amortization is consistent with the pattern of estimated margins.

Insurance and financial liabilities in respect of Unit Linked contracts

The liabilities arising under Unit Linked contracts are measured at a value determined by the value of the underlying assets in the investment fund established by the Group. Changes in the fair value of these liabilities are recognized in the Income Statement.

Financial assets

The Group holds financial assets in specific funds backing the liabilities arising from insurance and investment contracts where the contract holders are entitled to participate in the investment performance of the fund. On initial recognition, the Group designates such investments as financial assets at fair value through the Income Statement and measures each financial asset at fair value. After initial recognition, the financial assets are remeasured at fair value with changes in the fair value recognized in the Income Statement.

Current and non current distinction

Assets are classified as current when expected to be realized within the Group’s normal operating cycle of one year. Liabilities are classified as current when expected to be settled within the Group’s normal operating cycle of one year. All other assets and liabilities are classified as non current.

The Group’s consolidated balance sheet is not presented using a current/non current classification. However, the following balances are generally classified as current: cash and cash equivalents; deferred acquisition costs; and insurance and reinsurance debtors.

The following balances are generally classified as non current: goodwill and other intangible assets; property and equipment; investment property; investment in associates; financial assets; deferred tax assets; loan capital; and deferred tax liabilities.

The remaining balances are of a mixed nature. The current and non current portions of such balances have been set out in the respective notes.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently issued accounting pronouncements adopted early by the Group

On December 16, 2004, the International Accounting Standards Board (IASB) issued an amendment to International Accounting Standard (IAS) 19, Employee Benefits Actuarial Gains and Losses, Group Plan and Disclosures. Before this amendment, IAS 19 required actuarial gains and losses to be recognized in the Income Statement. For the Group, the other significant changes introduced by the amendment relate to additional disclosures. The amendment has been adopted by the EU and is effective for periods beginning January 1, 2006. The Group believes that the amendment provides a more relevant basis of recognition of actuarial gains and losses and has adopted the amendment from the date of transition to IFRS.

Recently issued accounting pronouncements not yet adopted by the Group

Below are listed the developments that are relevant in the future to the Group’s future financial reporting. The Group does not anticipate that any of these developments will have a material impact on the Group’s financial condition or results of its operations.

On April 14, 2005, IASB issued an amendment to IAS 39 Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions. The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in consolidated financial statements. The amendment has been adopted by the EU and is effective for periods beginning January 1, 2006.

On June 16, 2005, the IASB issued an amendment to IAS 39 Financial Instruments: Recognition and Measurement – The Fair Value Option. The amendment addresses concerns that the fair value option might be used inappropriately. The amendment has been adopted by the EU and is effective for periods beginning January 1, 2006.

On August 18, 2005, the IASB issued an amendment to IAS 39 Financial Instruments: Recognition and Measurement – Financial Guarantee Contracts. The amendment is intended to ensure that the issuer of financial guarantee contracts includes the resulting liabilities in its Balance Sheet. The amendment defines a financial guarantee contract as a ‘contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument’. The amendment has been adopted by the EU and is effective for periods beginning January 1, 2006.

On August 18, 2005, IASB issued IFRS 7 Financial Instruments: Disclosures and a complementary Amendment to IAS 1 Presentation of Financial Statements – Capital Disclosures. IFRS 7 requires disclosures about the significance of financial instruments for an entity’s financial position and performance. These disclosures incorporate many of the requirements previously in IAS 32. IFRS 7 also requires information about the extent to which the Group is exposed to risks arising from financial instruments, and a description of management’s objectives, policies and processes for managing those risks. The Amendment to IAS 1 introduces requirements for disclosures about an entity’s capital. IFRS 7 and the amendment to IAS 1 have been adopted by the EU and are effective for periods beginning January 1, 2007.

On December 15, 2005, the IASB issued a limited amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates. The amendment clarifies the requirements of IAS 21 regarding an entity’s investment in foreign operations. The limited amendment to IAS 21 has not yet been adopted by the EU.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

Introduction

One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the insurance liabilities of the company.

The insurance liabilities of an insurance company include the provision for unearned premiums and unexpired risks and the provision for outstanding claims. Unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the Balance Sheet date. Outstanding claims represent the company’s estimate of the cost of settlement of claims that have occurred by the Balance Sheet date but have not yet been finally settled.

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

Estimation techniques

Claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, legislative changes, judicial decisions and economic conditions.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the date being projected. The Group’s estimates of losses and loss expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these provisions. These include methods based upon the following:

•	The development of previously settled claims, where payments to date are extrapolated for each prior year,

•	Estimates based upon a projection of claims numbers and average cost,

•	Notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years,

•	Expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business. In selecting its best estimate, the Group considers the appropriateness of the methods and bases to the individual

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

circumstance of the provision class and underwriting year. The process is designed to select the most appropriate best estimate.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The claims provisions are subject to close scrutiny both within the Group’s business units and at Group Corporate Centre. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasized that the estimation techniques for the determination of insurance liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

The pension assets and pension and post retirement liabilities are calculated in accordance with International Accounting Standard 19 (“IAS 19”). The assets, liabilities and Income Statement charge, calculated in accordance with IAS 19, are sensitive to the assumptions made including inflation, interest rate, investment return and mortality.

Uncertainties and contingencies

The uncertainty arising under insurance contracts may be characterized under a number of specific headings, such as:

•	Uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss,

•	Uncertainty as to the extent of policy coverage and limits applicable,

•	Uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring,

•	Uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

The establishment of insurance liabilities is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates, particularly for long tail lines of business. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account.

The Group has exposures to risks in each class of business within each operating segment that may develop and that could have a material impact upon the Group’s financial position in the period in which the development occurs. The geographical and insurance risk diversity within the Group’s portfolio of issued insurance policies make it not possible to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance liabilities involves the use of judgements and assumptions that are specific to the insurance risks within each territory and the particular type of insurance risk covered. The diversity of the insurance risks results in it not being possible to identify individual judgements and assumptions that are more likely than others to have a material impact on the future development of the insurance liabilities.

The sections below identify a number of specific risks relating to asbestos and environmental claims and to insurance risks remaining within the Group’s discontinuing U.S. operations. There may be other classes of risk that are not specifically identified below, which could develop in the future and that could have a material impact on the Group’s financial position during the period in which the development occurs.

The Group evaluates the concentration of exposures to individual and cumulative insurance risk and establishes its reinsurance policy to reduce such exposure to levels acceptable to the Group.

Asbestos and environmental claims.

The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of insurance business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialized techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Factors contributing to this higher degree of uncertainty include:

•	Plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations,

•	A few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants,

•	The tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms,

•
The long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later (for example, cases of mesothelioma can have a latent period of up to 40 years),

•	Inadequate development patterns,

•	Difficult issues of allocation of responsibility among potentially responsible parties and insurers,

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

•	Complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds,

•	The tendency for social trends and factors to influence jury verdicts,

•	Developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

Further information on specific developments in the U.S. in relation to asbestos and environmental claims is discussed below.

Representations and warranties

In the course of disposal of businesses the Group provides representations and warranties to counterparties in contracts in connection with various transactions and may also provide indemnifications that protect the counterparties to the contracts in the event that certain liabilities arise (covering such matters as tax, property, environmental issues etc). While such representations, warranties and indemnities are essential components of many contractual relationships, they do not represent the underlying purpose for the transaction. These clauses are customary in such contracts and may from time to time lead to us receiving claims from counterparties.

Financial enhancement products

In the U.K. and U.S. the Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. Further information on financial enhancement products in the U.S. is discussed below.

Litigation, mediation and arbitration

The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration, and regulatory and other sectoral inquiries in the normal course of its business. The directors do not believe that any current mediation, arbitration, regulatory or sectoral inquiries and pending or threatened litigation or dispute, as outlined elsewhere in this note, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration, regulatory inquiries and threatened litigation or dispute will not materially affect the Group’s financial position or cashflows for any period. Further information on U.S. litigation is discussed below.

Reinsurance

The Group is exposed to disputes on, and defects in, contracts with its reinsurers and the possibility of default by its reinsurers. The Group is also exposed to the credit risk assumed in fronting arrangements. In selecting the reinsurers with whom we do business our strategy is to seek reinsurers with the best combination of credit rating, price and capacity.

We publish internally a list of authorized reinsurers who pass our selection process and which our operations may use for new transactions.

The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s ‘Watch List’. The Watch List is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

Changes in foreign exchange rates may impact our results

We publish our consolidated financial statements in pounds sterling. Therefore, fluctuations in exchange rates used to translate other currencies, particularly other European currencies and the U.S. dollar, into pounds sterling will impact our reported consolidated financial condition, results of operations and cashflows from period to period. These fluctuations in exchange rates will also impact the pound sterling value of our investments and the return on our investments.

Income and expenses for each Income Statement item are translated at average exchange rates. Balance Sheet assets and liabilities are translated at the closing exchange rates at the Balance Sheet date.

Investment risk

The Group is exposed to credit risk on its invested assets. Credit risk includes the non performance of contractual payment obligations on invested assets and adverse changes in the creditworthiness of invested assets including exposures to issuers or counterparties for bonds, equities, deposits and derivatives. Our insurance investment portfolios are concentrated in listed securities. We use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates, foreign exchange rates and equity markets. We have strict controls over the use of derivative instruments.

Rating agencies

The ability of the Group to write certain types of insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’ ratings. At the present time the ratings are ‘A–’ from S&P and ‘A–’ from AM Best. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business.

Regulatory environment

The regulatory environment is subject to significant change in many of the jurisdictions in which we operate. We continue to monitor the developments and react accordingly. The directors are confident that the Group will continue to meet all future regulatory capital requirements.

In addition the Group is continuing to monitor and respond to consultation on the latest Solvency II proposals, which are intended, in the medium term, to achieve greater harmonization of approach across European member states to assessing capital resources and requirements.

U.S. operations

In addition to the disclosures above there are a number of specific risks and issues pertaining to our U.S. operations as follows:

Asbestos and environmental claims

In respect of asbestos and environmental claims the position in the U.S. is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non aggregate premises or operations

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos.

Federal legislation that would address asbestos related problems, Senate Bill 852, an amended version of Senate Bill 2290 (Fairness in Asbestos Injury Resolution or ‘FAIR’ Act), was introduced in April 2005 by Senate Judiciary Committee Chair Arlen Specter. The amended bill includes establishing a privately financed trust fund to provide payments to individuals with asbestos related illnesses and removal of asbestos claims from the tort litigation system for the duration of the fund. The proposed bill would remove pending and future cases from the judicial system and place these cases and claims into a no fault trust fund to be administered by the U.S. Department of Labor. It would establish medical criteria to ensure that only people who showed signs of asbestos related illnesses would be entitled to payments from the trust.

However, there are concerns that the bill contains several loopholes which would allow cases to revert to the tort system at various points of the trust fund’s life. This would undermine the certainty and finality that insurers and manufacturers/defendants seek.

Given the recent events in the Senate where floor debate ended with Senate Bill 852 sent back to Committee and the heavy opposition that remains for various parties, any prospects of passage of SB 852 in its current form are speculative at best. It is possible that the focus could shift to a medical criteria or another version of asbestos reform.

Against this background and in common with the industry generally, the Group in the U.S. receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the U.S. easing its aggressive stance with litigation. Management, therefore, expect that these notifications and approaches will continue to be received for some time to come. One such approach received during 2004 from General Motors Corporation is now the subject of ongoing litigation.

Financial enhancement products

Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the U.S. Group, are a variety of financial enhancement product exposures including collateralized debt obligations (“CDO”), credit enhancement and residual value insurance contracts. These products are no longer written.

During the first quarter 2005 the Group terminated a number of these contracts for a net pre tax gain of $7m. The fair value of the remaining two contracts was a liability of $157m at December 31, 2005, unchanged since December 31, 2004.

During February 2006 one of the remaining two contracts was terminated for a net pre tax gain of $4m. The fair value of the remaining contract at December 31, 2005 was a liability of $75m.

Litigation

As discussed above, the Group is subject to litigation, mediation and arbitration, and regulatory and other sectoral inquiries in the normal course of its business. This is particularly so in respect of its U.S. operations where there are a number of ongoing litigations. The status of two major U.S. litigations is as follows:

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

Student Finance Corporation

In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. The original loan portfolio had a face value of approximately $501m. In mid July 2002, Royal Indemnity Company, a U.S. subsidiary, filed lawsuits in Texas state court, seeking among other things rescission of these policies in response to a systematic pattern of alleged fraud, misrepresentation and cover up by various parties, which among other things concealed the default rate of the loans. Since Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suits is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (“MBIA”) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions included Wells Fargo Bank Minnesota, NA (“Wells Fargo”), in its capacity as trustee of a number of securitizations that were collateralized by student loans, and MBIA which insured the obligations issued through these securitizations. These actions were heard in U.S. District Court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgement. The Court granted summary judgement to MBIA and Wells Fargo on September 30, 2003.

Calculated through December 31, 2005, the total amount awarded by the foregoing summary judgments was approximately $386m. Royal Indemnity appealed each of these judgments. On October 4, 2005 the Court of Appeal upheld the District Court’s ruling that Royal Indemnity waived its right to rescind its policy obligations based on Student Finance Corporation’s fraud and that the policies remain in force. The Court, however, concluded that Royal Indemnity has raised a triable issue as to whether all of the losses claimed by the beneficiaries were covered under those policies. As a result, the Court overturned the summary judgment and returned the case to the District Court to determine coverage and whether the policies cover all of the losses claimed. Royal Indemnity has filed a petition for a rehearing of its appeal.

In April 2005 and October 2005, respectively, PNC Bank and Wilmington Trust, plaintiffs in the Delaware actions, agreed to discontinue their parts of the legal action following agreed settlements.

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. To that end, Royal Indemnity is actively pursuing recovery actions against certain trucking school entities and professional advisers. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programs and/or reserves, if any, among other factors will be resolved in favor of Royal Indemnity.

Based on current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

World Trade Center

The estimated cost of the insurance losses associated with the terrorist action of September 11, 2001 is a gross loss in excess of £1bn, reduced to £280m net of reinsurance. This was an unprecedented event, which still has unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. The final cost may be different from the current estimate due to the

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

uncertainty associated with ongoing appeals and the valuation and allocation process which is currently underway in respect of the Twin Towers complex. Appraisal hearings are scheduled to continue until December 2006. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Restructuring plans

Our U.S. restructuring plans are complex and are subject to particular risks. Although we have reduced the number of lead regulatory states our U.S. subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorized to do business. In the U.S., the conduct of insurance business is regulated at the state level and not by the federal government and our subsidiaries are subject to state supervision of their regulatory capital and surplus positions. At December 31, 2005 our consolidated U.S. regulatory capital and surplus capital position was 2.2 times the NAIC ratio.

Our objective is to reduce or eliminate the Group’s exposures in relation to our U.S. business and we continue to review all options.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group’s financial statements for the year ended December 31, 2005 are the first annual financial statements that comply with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (EU).

The Group has applied IFRS 1 First Time Adoption of International Financial Reporting Standards, in preparing these consolidated financial statements. The Group’s transition date is January 1, 2004 and an opening IFRS Balance Sheet has been prepared at that date.

IFRS 1 allows some exemptions from full retrospective application of certain standards. In preparing these consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The Group has applied the provisions in IFRS 4, Insurance Contracts, which leaves existing accounting policies for insurance contracts unchanged.

The Group has elected to apply the following optional exemptions from full retrospective application:

Business combinations exemption

The Group has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2004 transition date.

Cumulative translation differences exemption

The Group has elected to set the previously accumulated cumulative translation differences to zero at January 1, 2004. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

Designation of financial assets and financial liabilities exemption

The Group reclassified various securities as available for sale investments with fair value movements recognized in equity.

The Group has applied the following mandatory exceptions from retrospective application:

Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognized before January 1, 2004 are not rerecognized under IFRS.

Hedge accounting exception

The Group has applied hedge accounting from January 1, 2004 only if the hedge relationship meets all the hedge accounting criteria under IAS 39, Financial Instruments: Recognition and Measurement.

Estimates exception

Estimates under IFRS at January 1, 2004 are consistent with estimates made for the same date under UK GAAP.

The Group has also chosen to adopt IFRS 5 Non Current Assets Held for Sale and Discontinued Operations, early. The 2004 financial statements have been prepared in accordance with the relevant requirements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

Reconciliations between IFRS and UK GAAP

The following reconciliations provide a quantification of the effect of the transition to IFRS on both the Income Statement for the year ended December 31, 2004 and Balance Sheets as at December 31, 2004 and January 1, 2004.

Explanations of the adjustments are set out below.

	Notes	£m

Loss for the year ended December 31, 2004 as reported under UK GAAP		(109)
Adjusted for:
Discontinued life	a	10
Insurance contracts reclassified to financial instruments	b	42
Investment return	c	(69)
Equalization provisions	d	37
Internal software costs capitalized	e	21
Foreign exchange	f	(32)
Reversal of amortization of goodwill	g	11
Loan capital interest	h	3
Interest on subordinated guaranteed perpetual notes	i	14
Deferred tax	j	(8)

Loss for the year ended December 31, 2004 as reported under IFRS		(80)

Equity at December 31, 2004 and January 1, 2004

	Notes	December 31, 2004	January 1, 2004
		£m	£m

Total equity and reserves as reported under UK GAAP		3,039	3,332
Adjusted for:
Discontinued life	a	—	9
Insurance contracts reclassified to financial instruments	b	(93)	(147)
Equalization provisions	d	356	319
Internal software costs capitalized	e	39	18
Reversal of amortization of goodwill	g	11	—
Reclassification of subordinated guaranteed perpetual notes	i	444	—
Deferred tax	j	31	34
Pensions	k	(759)	(681)
Dividends	l	86	83
Other	m	(21)	4

Total equity and reserves as reported under IFRS		3,133	2,971

Explanations

a)	DISCONTINUED LIFE

Adjustments relating to discontinued life operations primarily relate to contracts reclassified to investments, valuation differences taken to funds for future appropriations and mid to bid adjustments. This caused an increase in the life profit of £10m for the year ended December 31, 2004. The impact on equity was to increase shareholder funds by £9m at January 1, 2004. There was no adjustment at December 31, 2004 as the life operations were disposed of during the year. All other adjustments below relate to continuing business.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

b)	INSURANCE CONTRACTS RECLASSIFIED TO FINANCIAL INSTRUMENTS

Under IFRS, insurance contracts that do not contain an element of insurance risk are either classified as investment contracts if considered as such or as derivatives. Derivative contracts are marked to market on the Balance Sheet with the movement in the fair value taken through the Income Statement. At December 31, 2004 the impact of reclassifying certain contracts previously classified as insurance contracts was to increase the pre tax profit for the year by £42m and decrease equity and reserves by £93m pre tax.

c)	INVESTMENT RETURN

Under UK GAAP, investment income comprises dividend income from equities, income on bonds based on accrued interest, rental income on properties, interest accrued on deposits and realized and unrealized gains and losses on investments.

Under IFRS, investment return comprises dividend income from equities, income from bonds, rental income and unrealized gains from properties, realized gains and losses and associated impairment charges. Income on bonds is based on the effective interest rate method whereby any discount or premium is amortized over the life of the security. Unrealized movements, other than those relating to investment property, are taken directly to equity. Under IFRS, available for sale securities are tested for impairment and impairment losses are recognized in the Income Statement. The impact of the change in treatment of the investment return was to decrease the pre tax profit for the year ended December 31, 2004 by £69m.

d)	EQUALISATION PROVISIONS

Under UK GAAP, equalization provisions are established for future catastrophe and other unusual losses. Under IFRS, such losses are not provided for until incurred. The adjustment reflects the reversal of the equalization provisions which resulted in an increase of £37m in the pre tax profit for the year ended December 31, 2004 and a pre tax increase of £356m in the equity at December 31, 2004.

e)	INTERNAL SOFTWARE COSTS CAPITALIZED

Under UK GAAP, the costs of software development are predominantly expensed as incurred. Under IFRS, these costs are capitalized and amortized over the useful life of the software, normally being three years. The impact is an increase of £21m in the pre tax profit for the year ended December 31, 2004 and a pre tax increase of £39m in the equity and reserves at December 31, 2004.

f)	FOREIGN EXCHANGE

Under UK GAAP, income and expenses of foreign entities are translated using the closing exchange rate. Under IFRS, income and expenses are translated at the average rate of exchange.

On debt securities and other interest bearing available for sale investments, the changes in fair value due to foreign exchange movements are recognized in the Income Statement. The impact of this adjustment is to decrease the pre tax profit for the year ended December 31, 2004 by £32m.

g)	REVERSAL OF AMORTISATION OF GOODWILL

Amortization of goodwill is not permitted under IFRS. This adjustment of £11m represents the reversal of goodwill amortized under UK GAAP during the year ended December 31, 2004.

h)	LOAN CAPITAL INTEREST

Under UK GAAP, the financial statements reflect an accrual or prepayment for the interest accrued on derivatives hedging loan capital interest. Under IFRS, this accrual or prepayment is reversed and the fair value of

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

the derivative contracts is reflected in the financial statements. At December 31, 2004 the impact was an increase in the pre tax profit for the year of £3m.

i)	SUBORDINATED GUARANTEED PERPETUAL NOTES

Under UK GAAP, the subordinated guaranteed perpetual notes issued during 2004 are classified as a liability. As described in note 19, IFRS requires the perpetual notes to be classified as equity and the interest payments to be recognized directly in equity. The impact of this adjustment is to increase the pre tax profit for the year by £14m and to increase equity and reserves by £444m.

j)	DEFERRED TAX

Deferred tax is recognized under UK GAAP on all timing differences, whereas under IFRS deferred tax is recognized on temporary differences. Further, under UK GAAP, deferred tax balances are discounted whereas under IFRS, no allowance is made for the time value of money in calculating for the deferred tax provisions. The adjustments relate to both the change in basis in the calculation of deferred tax and the deferred tax impact of other IFRS adjustments made that affect the loss for the period. The impact of changes to deferred tax is to increase the loss for the year ended December 31, 2004 by £8m and to increase equity and reserves by £31m at that date.

k)	PENSIONS

Under UK GAAP, the cost of providing pension benefits was accounted for over the employees’ working lives on a systematic basis as advised by qualified actuaries. Under IFRS the Income Statement charge comprises the current service cost, past service cost, interest cost, the impact of any curtailment or settlements in the period and the expected return on plan assets. There was no material impact on the loss for the year ended December 31, 2004.

Under UK GAAP, the accrual or prepayment included on the Balance Sheet represents the difference between the expenses charged in the Income Statement and the cash paid into the scheme. Under IFRS, the full pension asset or deficit is carried on the Balance Sheet. The impact of this adjustment at December 31, 2004 is a pre tax decrease in equity and reserves of £759m.

l)	DIVIDENDS

Under UK GAAP, all dividends relating to an accounting period that are proposed up to the date of the approval of the financial statements by the Board of Directors are accrued in that accounting period. Under IFRS, only dividends approved during the year are accrued. The adjustment reflects the impact of reversing the proposed dividends, which at December 31, 2004 was £86m.

m)	OTHER

Other includes the impact of adjustments relating to the determination of the fair value of an asset using bid price (mid market price under UK GAAP) and other miscellaneous adjustments.

Cashflow reconciliation for year ended December 31, 2004

The Group’s consolidated Cashflow Statements are presented in accordance with IAS 7, Cashflow Statements. The statements present substantially the same information as that required under UK GAAP as required by UK Financial Reporting Standard 1, as revised, with the exception that the UK GAAP Cashflow Statements and related notes excludes the cashflows of the Group’s life insurance funds. Under IFRS these cashflows are required to be presented. These are presented as discontinued activities.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 1 continued

Under UK GAAP, the Group’s cash comprises cash at bank. Under IFRS, cash and cash equivalents include cash and short term investments with original maturities of three months or less. In addition, under UK GAAP, cashflows are presented for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. IFRS requires the classification of cashflows as resulting from operating, investing and financing activities. Cashflows from capital expenditure and financial investment, acquisitions and disposals, shown separately under UK GAAP, are included as part of the investing activities under IFRS. The payment of dividends to shareholders is included as a financing activity under IFRS.

2.	NET INVESTMENT RETURN

A summary of the gross investment income, net realized and net unrealized gains/(losses) included in the Income Statement is given below.

	Investment income		Net realized gains/(losses)		Net unrealized gains/(losses)		Impairments		Total investment return
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Investment property	11	18	43	38	27	9	—	—	81	65
Equity securities	59	58	128	21	—	—	(5)	(16)	182	63
Debt securities	454	389	35	48	—	—	—	—	489	437
Other investments:
Loans secured by mortgages	2	5	—	—	—	—	—	—	2	5
Other loans	4	3	—	—	—	—	—	—	4	3
Other	12	19	5	6	—	—	—	—	17	25
Deposits, cash and cash equivalents	61	59	—	—	—	—	—	—	61	59
Derivatives	—	—	(21)	—	(9)	(1)	—	—	(30)	(1)

Net investment return	603	551	190	113	18	8	(5)	(16)	806	656

Unrealized capital gains and losses recognized directly in equity for available for sale assets:

	Net unrealized gains/(losses)		Net realized gains transferred to Income Statement		Impairments transferred to Income Statement		Net movement recognized in equity
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

Equity securities	186	56	(128)	(21)	5	16	63	51
Debt securities	(48)	11	(35)	(48)	—	—	(83)	(37)
Other	9	7	(5)	(6)	—	—	4	1

Total	147	74	(168)	(75)	5	16	(16)	15

Investment property income

Rental income during the year amounted to £11m (2004 £25m). Direct operating expenses (including repairs and maintenance) arising from investment properties were not material in 2005 and 2004.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

3.	NET CLAIMS AND BENEFITS

	2005	2004
	£m	£m

Gross claims paid	5,225	6,004
Gross changes in insurance contract liabilities for claims	(774)	(188)
Reinsurance recoveries on loss and loss expenses paid	(1,251)	(1,608)
Reinsurers’ share of change in insurance contract liabilities for claims	395	53

Net claims and benefits	3,595	4,261

4.	PROFIT BEFORE TAX

The following items have been included in arriving at the profit before tax:

Other operating income

	2005 £m	2004 £m

Other income	103	66
Net gains on derivatives	8	75

Other operating income	111	141

Other operating expenses

	2005 £m	2004 £m

Administration and other expenses	102	99
Reorganization expenses	86	118
Investment expenses and charges	46	58
Amortization and impairment of intangible assets	17	22
Foreign exchange losses/(gains)	1	(6)

Other operating expenses	252	291

The operating lease payments recognized as an expense during the year were £65m (2004 £74m).

Finance costs

	2005 £m	2004 £m

Interest expense on loan capital	79	53
Other loan interest	26	21
Other finance costs	2	1

Finance costs	107	75

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 4 continued

Auditors’ remuneration

	2005	2004
	£000	£000

Audit of Group Accounts
PricewaterhouseCoopers LLP	3,234	2,515
Other	—	308

	3,234	2,823

Other statutory audit
PricewaterhouseCoopers LLP	757	1,035
Other	44	47

	801	1,082

	4,035	3,905

Remuneration for audit includes £16,000 (2004 £16,000) in respect of the Parent Company.

Non audit fees of £3,548,000 (2004 £2,803,000) in the UK during the year were payable to PricewaterhouseCoopers LLP. Of these £2,010,000 (2004 £1,267,000) were for assurance services, £299,000 (2004 £482,000) were for tax advisory services and £1,239,000 (2004 £1,054,000) were for other non audit services.

Directors’ emoluments

The aggregate emoluments of the directors, including amounts received from subsidiaries, were as follows:

	2005 £000	2004 £000

Emoluments of executive directors	4,056	2,427
Fees and other payments to non-executive directors	481	433

	4,537	2,860

A pension payment of £22,953 (2004 £22,650) was paid by a subsidiary to a former director in respect of services other than as a director.

Details of directors’ remuneration and pension benefits, including that of the highest paid director (Andy Haste), and directors’ interests in the Parent Company are shown in Item 6. – Directors, Senior Management and Employees.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 4 continued

Employee information

Staff costs for all employees comprise:

	2005 £m	2004 £m

Wages and salaries	668	669
Social security costs	50	52
Pension costs	(93)	130
Share options granted to directors and employees	9	4

	634	855

Pension costs in 2005 include a one off benefit of £180m due to the change in pension scheme design.

The average number of employees of the Group during the year was as follows:

	2005 Number	2004 Number

U.K.	10,781	11,870
Scandinavia	6,709	7,298
International	6,036	6,365
U.S.	1,766	2,822

	25,292	28,355

5.	INCOME TAX EXPENSE

The tax amounts charged in the Income Statement are as follows:

	2005 £m	2004 £m

Current tax	(17)	115
Deferred tax	277	(27)

Taxation attributable to the Group	260	88

Share of taxation attributable to associates	—	4

U.K. corporation tax is calculated at 30% (2004 30%) of the estimated assessable profit for the year. Since the Group operates around the world, it is subject to income taxes in many different tax jurisdictions. Taxation for other jurisdictions is calculated at the rates prevailing in those jurisdictions. Of the above taxation attributable to the Group £176m (2004 £34m) relates to U.K. corporation tax and £84m (2004 £54m) to overseas taxation.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 5 continued

	2005 £m	2004 £m

Profit before tax	865	35

Tax at the U.K. rate of 30% (2004 30%)	260	10
Tax effect of:
Income not taxable	(41)	(44)
Expenses not deductible for tax purposes	13	37
Tax losses not recognized	25	120
Adjustment for prior year provisions	18	(24)
Different tax rates of subsidiaries operating in other jurisdictions	(15)	(11)

Income tax expense	260	88

6.	EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT COMPANY

The earnings per ordinary share is calculated by reference to the profit/(loss) attributable to the equity shareholders and the weighted average of shares in issue during the year.

Basic

Basic earnings per share (EPS) is calculated by dividing the profit/(loss) attributable to equity holders of the Parent Company by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Parent Company and held as treasury shares.

	Continuing operations		Discontinued operations

	2005 £m	2004 £m	2005 £m	2004 £m

Profit/(loss) attributable to equity holders of the Parent Company	555	(98)	—	(27)
Less: Interest on subordinated guaranteed perpetual notes (net of tax)	—	(10)	—	—
Less: Cumulative preference dividends	(9)	(9)	—	—

Profit/(loss) for the calculation of EPS	546	(117)	—	(27)

Weighted average number of ordinary shares in issue (thousands)	2,896,059	2,872,090	2,896,059	2,872,090
Basic earnings per share (p)	18.9	(4.1)	—	(0.9)

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Parent Company has only one category, share options, of dilutive potential ordinary shares.

The calculation is performed for the share options to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Parent Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 6 continued

	Continuing operations		Discontinued operations

	2005 £m	2004 £m	2005 £m	2004 £m

Profit/(loss) for the calculation of EPS	546	(117)	—	(27)

Weighted average number of ordinary shares in issue (thousands)	2,896,059	2,872,090	2,896,059	2,872,090
Adjustments for share options (thousands)	17,445	—	17,445	—

Weighted average number of ordinary shares for diluted earnings per share (thousands)	2,913,504	2,872,090	2,913,504	2,872,090
Diluted earnings per share (p)	18.7	(4.1)	—	(0.9)

The number of contingently issuable shares that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the period, are nil (2004 8.2million).

7.	DIVIDENDS

	2005 p	2004 p	2005 £m	2004 £m

Ordinary dividend:
Final paid in respect of prior year	2.96	2.90	86	83
Interim paid in respect of current year	1.69	1.65	49	47

			135	130
Preference dividend			9	9

			144	139

At the Annual General Meeting (AGM) on May 22, 2006, a dividend in respect of 2005 of 3.05p per share amounting to a total dividend of £89m was proposed. The dividend will be paid and accounted for in shareholders’ equity as an appropriation of retained earnings in the year ending December 31, 2006.

The trustees of the Royal & SunAlliance ESOP Trust and the Royal & SunAlliance ESOP Trust No 2 waived their entitlement to dividends which reduced the total dividend paid by £1m (2004 £1m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

	Goodwill £m	Intangible asset arising from acquired claims provisions £m	Software development £m	Other £m	Total £m

Gross carrying amount at January 1, 2005	708	208	212	56	1,184
Accumulated amortization at January 1, 2005	—	(150)	(85)	(34)	(269)
Accumulated impairment at January 1, 2005	(593)	—	—	—	(593)

Net carrying amount at January 1, 2005	115	58	127	22	322
Exchange adjustment	2	1	—	4	7
Additions and transfers	38	—	122	22	182
Disposals and transfers	(3)	—	(2)	—	(5)
Amortization	—	(12)	(39)	(5)	(56)
Impairment losses recognized	—	—	—	—	—

Gross carrying amount at December 31, 2005	745	209	332	82	1,368
Accumulated amortization at December 31, 2005	—	(162)	(124)	(39)	(325)
Accumulated impairment at December 31, 2005	(593)	—	—	—	(593)

Net book amount at December 31, 2005	152	47	208	43	450

	Goodwill £m	Intangible asset arising from acquired claims provisions £m	Software development £m	Other £m	Total £m

Gross carrying amount at January 1, 2004	708	206	102	50	1,066
Accumulated amortization at January 1, 2004	—	(134)	(64)	(28)	(226)
Accumulated impairment at January 1, 2004	(590)	—	—	—	(590)

Net carrying amount at January 1, 2004	118	72	38	22	250
Exchange adjustment	—	2	—	1	3
Additions and transfers	2	—	117	6	125
Disposals and transfers	(2)	—	(7)	(1)	(10)
Amortization	—	(16)	(21)	(6)	(43)
Impairment losses recognized	(3)	—	—	—	(3)

Gross carrying amount at December 31, 2004	708	208	212	56	1,184
Accumulated amortization at December 31, 2004	—	(150)	(85)	(34)	(269)
Accumulated impairment at December 31, 2004	(593)	—	—	—	(593)

Net book amount at December 31, 2004	115	58	127	22	322

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	PROPERTY AND EQUIPMENT

	Group occupied property – land and buildings £m	Equipment £m	Total £m

Cost/valuation
At January 1, 2005	319	366	685
Additions	3	58	61
Acquisition/(disposal) of subsidiaries	1	(1)	—
Disposals	—	(85)	(85)
Transfer to assets held for sale	(33)	(17)	(50)
Revaluation adjustment	13	—	13
Exchange adjustment	(2)	8	6

At December 31, 2005	301	329	630

Accumulated depreciation
At January 1, 2005	—	267	267
Depreciation charge	5	32	37
Depreciation on disposals	—	(69)	(69)
Disposal of subsidiaries	—	(1)	(1)
Transfer to assets held for sale	—	(12)	(12)
Revaluation adjustment	(5)	—	(5)
Exchange adjustment	—	3	3

At December 31, 2005	—	220	220

Net book amount at December 31, 2005	301	109	410

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 9 continued

	Group occupied property – land and buildings	Equipment	Total
	£m	£m	£m

Cost/valuation
At January 1, 2004	338	407	745
Additions	25	32	57
Acquisition/(disposal) of subsidiaries	—	(4)	(4)
Disposals	(18)	(67)	(85)
Transfers to investment property	(14)	—	(14)
Revaluation adjustment	(10)	—	(10)
Exchange adjustment	(2)	(2)	(4)

At December 31, 2004	319	366	685

Accumulated depreciation
At January 1, 2004	—	287	287
Depreciation charge	6	33	39
Depreciation on disposals	—	(50)	(50)
Acquisition/(disposal) of subsidiaries	—	(3)	(3)
Revaluation adjustment	(6)	—	(6)

At December 31, 2004	—	267	267

Net book amount at December 31, 2004	319	99	418

The Group occupied property was revalued on December 31, 2005 by independent valuers.

Depreciation and impairment expense of £37m (2004 £39m) has been charged to underwriting and policy acquisition costs.

The carrying amount of Group occupied property that would have been recognized had the assets been carried under the cost model at December 31, 2005 was £260m (2004 £283m).

10.	INVESTMENT PROPERTY

Investment property consists of the following:

	2005	2004
	£m	£m

Land and buildings:
Freehold and long leasehold	431	412
Short leasehold	4	5

Total land and buildings	435	417

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 10 continued

Movement in the carrying value of investment property is detailed below:

	2005	2004
	£m	£m

Investment property at January 1	417	353
Additions from subsequent expenditure	10	1
Transfer from property and equipment	—	14
Sales and purchases	(2)	33
Fair value gains	12	16
Exchange adjustment	(2)	—

Investment property at December 31	435	417

11.	INVESTMENTS IN ASSOCIATES

The Group has the following investments in associates:

	Country	Ordinary shareholding

Royal & Sun Alliance Insurance (Malaysia) Bhd	Malaysia	45.0%
Royal Sundaram Alliance Insurance Company Ltd	India	26.0%
Syn Mun Kong Public Company Ltd	Thailand	20.0%

Summarized below are the assets, liabilities, revenue and profit and loss of the companies above. During 2004 the Group disposed of its 37.5% interest in Mutual & Federal Insurance Company Limited, a South African undertaking, and accordingly it is excluded from the table below.

	2005	2004
	£m	£m

Total assets	185	165
Total liabilities	121	105
Total revenue	128	113
Goodwill on acquisition	5	5
Profit for the year after tax	6	6

The Group’s share of net assets and profit and loss are accounted for under the equity method.

12.	FINANCIAL ASSETS

	2005	2004
	£m	£m

Equity securities	1,683	1,657
Debt securities	11,609	11,158
Other financial assets	146	137
Short term investments	95	183

Total financial assets—available for sale	13,533	13,135

At the period end, the Group had pledged £2,503m (2004 £2,368m) of financial assets as collateral for liabilities or contingent liabilities and had accepted £1,802m (2004 £1,900m) collateral that could be sold or pledged.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	REINSURERS’ SHARE OF INSURANCE CONTRACT LIABILITIES

	2005	2004
	£m	£m

Reinsurers’ share of provision for unearned premiums	298	266
Reinsurers’ share of provisions for loss and loss adjustment expenses	4,108	4,158

Total reinsurers’ share of insurance contract liabilities	4,406	4,424

The following changes have occurred in the reinsurers’ share of the provision for unearned premiums during the year.

	2005	2004
	£m	£m

Reinsurers’ share of provision for unearned premiums at January 1	266	493
Premiums ceded to reinsurers	1,020	1,573
Reinsurers’ share of premiums earned	(1,042)	(1,792)

Changes in reinsurance asset	(22)	(219)

Reinsurers’ share of portfolio transfers and acquisitions	35	(2)
Exchange adjustment	19	(6)

Reinsurers’ share of provision for unearned premiums at December 31	298	266

The following changes have occurred in the reinsurers’ share of insurance contract liabilities for loss and loss adjustment expenses during the year.

	2005	2004
	£m	£m

Reinsurers’ share of provisions for loss and loss adjustment expenses at January 1	4,158	4,484
Reinsurers’ share of total claims incurred	856	1,555
Total reinsurance recoveries received	(1,251)	(1,608)
Reinsurers’ share of portfolio transfers and acquisitions	21	(14)
Exchange adjustment	318	(276)
Other movements	6	17

Reinsurers’ share of provisions for loss and loss adjustment expenses at December 31	4,108	4,158

To be settled within 12 months	1,690	1,605
To be settled after 12 months	2,418	2,553

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	INSURANCE AND REINSURANCE DEBTORS

	2005	2004
	£m	£m

Insurance debtors comprise:
Due from policyholders	851	853
Due from intermediaries	1,127	1,014

Total insurance debtors	1,978	1,867
Reinsurance debtors	569	817

Total insurance and reinsurance debtors	2,547	2,684

All insurance and reinsurance debtors are recoverable within twelve months.

15.	DEFERRED ACQUISITION COSTS

	2005	2004
	£m	£m

Deferred acquisition costs at January 1	487	698
Exchange adjustment	13	(4)
Acquisition costs deferred during the year	738	630
Amortization charged during the year	(769)	(831)

Charge to Income Statement in the year	(31)	(201)
Disposal of assets	(3)	(4)
Other	(1)	(2)

Deferred acquisition costs at December 31	465	487

The Group records acquisition costs recovered from reinsurers as a deduction from deferred acquisition costs.

16.	OTHER DEBTORS AND OTHER ASSETS

	2005	2004
	£m	£m

Derivative assets	31	30
Tax recoverable	40	6
Outstanding investment sales	3	5
Other debtors	329	357
Accrued interest and rent	155	135
Prepayments	78	84

Total other debtors and other assets	636	617

To be settled within 12 months	501	473
To be settled after 12 months	135	144

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.	CASH AND CASH EQUIVALENTS

	2005	2004
	£m	£m

Cash and cash equivalents and bank overdrafts (as reported within the Cashflow Statement)	1,612	1,864
Add: Bank overdrafts	5	17
Less: Balances attributable to operations held for sale	—	(15)

Total cash and cash equivalents	1,617	1,866

The interest bearing financial assets and financial liabilities included in cash and cash equivalents had an effective interest rate of 4.09% (2004 3.06%) and had an average maturity of 30 days (2004 13 days).

18.	EQUITY AND RESERVES

Changes in equity

Changes in equity for the year ended December 31, 2005

	Ordinary share capital	Ordinary share premium	Treasury shares	Preference shares	Revaluation reserves	Capital redemption reserve	Translation reserve	Retained earnings	Shareholders’ funds	Subordinated guaranteed perpetual notes	Minority Interest	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Balance at January 1	801	790	(54)	125	479	8	(19)	191	2,321	444	368	3,133
Total recognized income/(expense) for the year	—	—	—	—	(31)	—	69	502	540	—	39	579
Dividends – paid (note 7)	—	—	—	—	—	—	—	(144)	(144)	—	(16)	(160)
Issued by scrip	5	13	—	—	—	—	—	—	18	—	—	18
Issued for cash	1	1	—	—	—	—	—	—	2	—	—	2
Treasury share purchase	—	—	(3)	—	—	—	—	—	(3)	—	—	(3)
Depreciation transfer to retained earnings	—	—	—	—	(16)	—	—	16	—	—	—	—
Share options	—	—	—	—	—	—	—	9	9	—	—	9
Reclassification to loan capital (note 19)	—	—	—	—	—	—	—	—	—	(444)	—	(444)
Minority interests (disposal of subsidiaries)	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31	807	804	(57)	125	432	8	50	574	2,743	—	391	3,134

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 18 continued

Changes in equity for the year ended December 31, 2004

	Ordinary share capital	Ordinary share premium	Treasury shares	Preference shares	Revaluation reserves	Capital redemption reserve	Translation reserve	Retained earnings	Shareholders’ funds	Subordinated guaranteed perpetual notes	Minority Interest	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Balance at January 1	792	775	(54)	125	526	8	—	444	2,616	—	355	2,971
Total recognized income/(expense) for the year	—	—	—	—	(47)	—	(19)	(108)	(174)	—	48	(126)
Dividends – paid (note 7)	—	—	—	—	—	—	—	(139)	(139)	—	(12)	(151)
Issued by scrip	9	15	—	—	—	—	—	—	24	—	—	24
Share options	—	—	—	—	—	—	—	4	4	—	—	4
Issue of subordinated guaranteed perpetual notes (note 19)	—	—	—	—	—	—	—	—	—	444	—	444
Interest on subordinated guaranteed perpetual notes net of tax (note 19)	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Minority interests (disposal of subsidiaries)	—	—	—	—	—	—	—	—	—	—	(23)	(23)

Balance at December 31	801	790	(54)	125	479	8	(19)	191	2,321	444	368	3,133

Ordinary and preference shares

During the year 2,137,513 (2004 449,832) of ordinary shares were issued on the exercise of employee share options for a cash consideration of £2m (2004 £0.3m). The Parent Company also issued 20,661,210 (2004 31,669,408) ordinary shares during the year under the scrip scheme approved by the shareholders at the 2005 AGM. The total nominal value of ordinary shares issued during the year was £6m (2004 £9m).

	2005	2004
	£m	£m

Authorized
3,923,636,364 ordinary shares of 27.5p each (2004 3,923,636,364 ordinary shares of 27.5p each)	1,079	1,079
300,000,000 preference shares of £1 each (2004 300,000,000 preference shares of £1 each)	300	300

Issued and fully paid
2,935,117,294 ordinary shares of 27.5p each (2004 2,912,318,571 ordinary shares of 27.5p each)	807	801
125,000,000 preference shares of £1 each (2004 125,000,000 preference shares of £1 each)	125	125

	932	926

The preference shares carry a right to a fixed cumulative preferential dividend of 7.375% per annum, payable in half yearly installments, and are not redeemable. On a return of capital on a winding up (liquidation), the holders are entitled, in priority to holders of all shares of the Parent Company, to receive out of the surplus assets of the Parent Company any arrears and accruals of the dividend together with the greater of the price at which the gross yield on 3.5% War Loan or such Government Stock as may be agreed (but not exceeding twice the nominal amount of the preference share) and the nominal amount of the share together with any premium paid on issue. The holders of preference shares have the right to vote at a general meeting of the Group only if at the

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 18 continued

date of the notice of the meeting the dividend payable on the share is in arrears or otherwise on a resolution to vary the rights attaching to the preference shares.

The Royal & SunAlliance ESOP Trust holds ordinary shares in the Parent Company, which may subsequently be transferred to employees (other than the executive directors). At December 31, 2005, the Trust held 19,182,272 ordinary shares (2004 12,369,290) in the Parent Company with a nominal value of £5m (2004 £3m) and a mid market value, based on the market value of the Parent Company’s shares at the close of business on December 30, 2005 as shown in the Official List of the London Stock Exchange, of £24m (2004 £10m).

The Royal & SunAlliance ESOP Trust No 2 holds ordinary shares in the Parent Company, which may subsequently be transferred to employees including executive directors. At December 31, 2005 the trust held 4,938,894 ordinary shares (2004 3,038,894) in the Parent Company with a nominal value of £1m (2004 £1m) and a market value, based on the mid market value of the Company’s share at the close of business on December 30, 2005 as shown in the Official List of the London Stock Exchange, of £6m (2004 £2m).

19.	LOAN CAPITAL

	2005	2004
	£m	£m

Subordinated guaranteed US$ bonds	285	255
Subordinated guaranteed Euro bonds	341	352

Total dated loan capital	626	607
Subordinated guaranteed perpetual notes	445	—

Total loan capital	1,071	607

Subordinated guaranteed perpetual notes classified as equity	—	444

The subordinated guaranteed US$ bonds have a redemption date of October 15, 2029. The rate of interest payable on the US$ bonds is 8.95%.

The subordinated guaranteed Euro bonds (€500m) have a redemption date of October 15, 2019. €200m of the Euro bonds bear interest at a fixed rate of 6.875% until October 15, 2009 and a floating rate thereafter. €300m of the Euro bonds bear interest at a floating rate from the date of issue. The Parent Company has the option to repay the Euro bonds on specific dates from October 15, 2009.

Subordinated guaranteed perpetual notes of £450m (£444m net of discount and fees) were issued on July 23, 2004. The notes pay an annual coupon of 8.50% with an option to call the notes, or if not called for the coupon rate to be reset, on December 8, 2014 and every five years thereafter.

IFRS requires perpetual debt to be classified as equity where the issuer has no contractual obligation to deliver cash (or another financial asset) to another party. Once classified as equity the subsequent interest payments (and related income tax benefits) are recognized directly in equity. Under the original terms of the loan agreement the Company had an option to defer interest payments indefinitely, provided no dividend was declared or distribution paid in respect to any class of share capital since the most recent AGM. Accordingly, the interest payments for the year ended December 31, 2004 of £14m (net of tax £10m) were recognized directly in equity.

During the year ended December 31, 2005, the loan agreement was amended such that the subordinated guaranteed perpetual notes became a financial liability.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 19 continued

The bonds and the notes are contractually subordinated to all other creditors of the Parent Company such that in the event of a winding up or of bankruptcy, they are to be repaid only after the claims of all other creditors have been met.

The fair value of the dated loan capital and subordinated guaranteed perpetual notes at December 31, 2005 was £1,271m (2004 £1,206m).

20.	INSURANCE CONTRACT LIABILITIES

	2005	2004
	£m	£m

Provision for unearned premiums	3,001	2,903
Provision for losses and loss adjustment expenses	14,203	14,288

Total gross insurance contract liabilities	17,204	17,191

Provision for unearned premiums

The following changes have occurred in the provision for unearned premiums during the year:

	2005	2004
	£m	£m

Provision for unearned premiums at January 1	2,903	3,863
Premiums written	6,420	6,655
Less: Premiums earned	(6,424)	(7,538)

Changes in provision for unearned premiums	(4)	(883)
Gross portfolio transfers and acquisitions	41	(55)
Exchange adjustment	61	(10)
Other movements	—	(12)

Provision for unearned premiums at December 31	3,001	2,903

Provisions for losses and loss adjustment expenses

	2005	2004
	£m	£m

Provision for losses and loss adjustment expenses at January 1	14,288	14,923
Claim losses and expenses incurred	4,451	5,816
Total claims payments made in the year, net of recoveries	(5,225)	(6,004)
Gross portfolio transfers and acquisitions	(15)	(150)
Exchange adjustment	637	(385)
Other movements	67	88

Provision for losses and loss adjustment expenses at December 31	14,203	14,288

To be settled within 12 months	7,616	8,202
To be settled after 12 months	6,587	6,086

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 20 continued

Assumptions

The total value of outstanding claims provisions less related reinsurance recoveries before discounting amounted to £10,843m (2004 £10,852m).

Claims on certain classes of business have been discounted as follows:

		Discount Rate		Average period to settlement
		2005	2004	2005	2004
	Category	%	%	Years	Years

UK	Asbestos and environmental	5.00	5.00	13	14
Scandinavia	Disability	3.57	3.14	12	11
US	Asbestos and environmental	5.00	5.00	9	9
	Disability	5.00	5.00	15	15
Canada	Asbestos and environmental	5.00	5.00	6	6

In determining the average number of years to ultimate claims settlement, estimates have been made based on the underlying claims settlement patterns.

Claims development tables

The tables below present changes in the historical general insurance provisions that were established in 2001 and the general insurance provisions arising in each subsequent accident year. The tables are presented at current year cumulative average exchange rates and have been adjusted for operations disposed of.

The top triangle of the tables presents the estimated provision for ultimate incurred losses and loss adjustment expenses at the end of each accident year as at each balance sheet date.

The lower (paid) triangle of the tables presents the amounts paid against those provisions in each subsequent accounting period.

The estimated provision for ultimate incurred losses changes as more information becomes known about the actual losses for which the initial provisions were set up and as the rate of exchange changes. The 2005 redundancy/(deficiency) presents the claims development of earlier accident years incurred in the current accounting period. The redundancy/(deficiency) is equal to the current estimate of cumulative claims less the cumulative claims paid.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 20 continued

Consolidated claims development table — gross of reinsurance

	2001 and prior	2002	2003	2004	2005	Total
	£m	£m	£m	£m	£m	£m

Estimate of cumulative claims
At end of accident year	14,262	4,209	4,252	2,998	2,742
One year later	15,603	4,099	3,934	2,579
Two years later	16,969	4,306	3,891
Three years later	17,445	4,370
Four years later	17,994

Claims paid
One year later	4,763	1,621	1,458	952
Two years later	2,699	733	581
Three years later	2,085	504
Four years later	1,493

Cumulative claims paid	11,040	2,858	2,039	952
2005 redundancy/(deficiency)
Core Group	(352)	53	84	234		19
US	(197)	(117)	(41)	185		(170)

Total	(549)	(64)	43	419		(151)

Reconciliation to the Balance Sheet
Current year provision before discounting	6,954	1,512	1,852	1,627	2,742	14,687
Exchange adjustment to closing rates						384
Discounting						(868)

Present value recognized in the Balance Sheet						14,203

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 20 continued

Consolidated claims development table—net of reinsurance

	2001 and prior	2002	2003	2004	2005	Total
	£m	£m	£m	£m	£m	£m

Estimate of cumulative claims
At end of accident year	10,056	3,076	2,996	2,422	2,194
One year later	10,666	2,925	2,746	2,090
Two years later	11,308	2,972	2,626
Three years later	11,830	3,118
Four years later	12,034

Claims paid
One year later	3,283	1,198	993	709
Two years later	1,803	450	365
Three years later	1,347	436
Four years later	873

Cumulative claims paid	7,306	2,084	1,358	709
2005 redundancy/(deficiency)
Core Group	(108)	21	85	153		151
US	(96)	(167)	35	179		(49)

Total	(204)	(146)	120	332		102

Reconciliation to the Balance Sheet
Current year provision before discounting	4,728	1,034	1,268	1,381	2,194	10,605
Exchange adjustment to closing rates						238
Discounting						(748)

Present value recognized in the Balance Sheet						10,095

In 2005 there has been net positive development of £151m for the Group excluding the U.S. reflecting the favorable experience in the 2002 to 2005 accident years, partially offset by some general reserve strengthening in the 2001 and prior accident years.

U.S. reserves show a significant reduction as the Group continues to proactively settle claims. The split between accident years has been distorted by the treatment of general litigation provisions where the provisions held and any settlements made may be reported in different accident years.

21.	INSURANCE AND REINSURANCE LIABILITIES

	2005	2004
	£m	£m

Direct insurance creditors	196	302
Reinsurance creditors	279	476

Total insurance and reinsurance liabilities	475	778

To be settled within 12 months	458	739
To be settled after 12 months	17	39

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	BORROWINGS

	2005	2004
	£m	£m

Secured debenture loans	10	10
Amounts owed to credit institutions — unsecured:
Under committed credit facilities	233	317
Other	8	22

Total borrowings	251	349

Borrowings at December 31 were repayable as follows:

	2005	2004
	£m	£m

One year or less	242	104
After one year and within two years	1	236
After two years and within three years	1	2
After three years and within four years	1	1
After four years and within five years	2	1
After five years	4	5

Total borrowings	251	349

Loans from credit institutions of £233m at December 31 2005 (2004 £317m) under committed credit facilities have been classified by reference to the earliest date on which repayment may be demanded by the lender. At December 31, 2005 total committed credit facilities available to the Group were £233m (2004 £317m), of which £233m (2004 £84m) expire within one year and £nil (2004 £233m) expire within one to two years. £400m (2004 £400m) was originally committed under a deal comprising a £150m revolving facility and £250m amortizing loan which expires in October 2006. This facility currently bears interest at 125 basis points over LIBOR and there is a commitment fee charged at 50% of the applicable margin of any unused portion of the facility. The facility is subject to cross default conditions. A new facility was entered into by the Group on March 7, 2006.

At December 31, 2005 and 2004 the Group had in place a one billion US dollar Euro commercial paper program. There were no amounts outstanding at December 31, 2005 (2004 £nil).

The weighted average interest rate on short term borrowings at December 31, 2005 was 5.79% (2004 6.17%).

At December 31, 2005 interest payable on amounts repayable within five years was £20m (2004 £25m) and after five years £1m (2004 £1m).

23.	CURRENT AND DEFERRED TAX

Current tax liability

	2005	2004
	£m	£m

To be settled within 12 months	33	57
To be settled after 12 months	22	21

	55	78

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 23 continued

Deferred tax

	2005	2004
	£m	£m

Deferred tax assets	33	174
Deferred tax liabilities	(236)	(101)

Net deferred tax position at December 31	(203)	73

The movement for the year in the Group’s net deferred tax position was as follows:

	2005	2004
	£m	£m

Net deferred tax position at January 1	73	(45)
(Charge)/credit to the Income Statement for the year	(277)	27
(Charge)/credit to equity for the year	(9)	5
Net liability disposed of on disposal of subsidiary	—	86
Exchange adjustment	10	—

Net deferred tax position at December 31	(203)	73

The following are the major deferred tax liabilities and assets recognized by the Group and their movements during the year:

Deferred tax liabilities

	Claims equalization reserves	Revaluation of investments	Other temporary differences	Total
	£m	£m	£m	£m

Deferred tax liabilities at January 1, 2004	85	106	10	201
Charge/(credit) to the Income Statement for the year	12	(16)	33	29
Charge/(credit) to equity for the year	—	(5)	—	(5)
Disposals	—	—	(124)	(124)

Deferred tax liabilities at December 31, 2004	97	85	(81)	101
Charge to the Income Statement for the year	7	5	98	110
Charge to equity for the year	—	28	5	33
Disposals	—	—	—	—
Exchange adjustment	—	—	(8)	(8)

Deferred tax liabilities at December 31, 2005	104	118	14	236

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 23 continued

Deferred tax assets

	Retirement benefit obligations	Other temporary differences	Total
	£m	£m	£m

Deferred tax assets at January 1, 2004	161	(6)	155
Charge to the Income Statement for the year	9	47	56
Disposals	—	(37)	(37)
Exchange adjustment	—	—	—

Deferred tax assets at December 31, 2004	170	4	174
Charge to the Income Statement for the year	(91)	(76)	(167)
Charge to equity for the year	24	—	24
Exchange adjustment	—	2	2

Deferred tax assets at December 31, 2005	103	(70)	33

The deferred income tax (charged)/credited to equity is as follows:

	2005	2004
	£m	£m

Fair value reserves in shareholders’ equity:
Available for sale financial assets	(28)	5
Group occupied property	(5)	—
Retirement benefit obligations	24	—

The aggregate current tax relating to items that charged or credited to equity is £21m (2004 £nil).

At the Balance Sheet date, the Group had unused tax losses of £1,812m (2004 £1,324m) available for offset against future profits. A deferred tax asset has been recognized in respect of £4m (2004 £14m) of these losses. No deferred tax asset has been recognized in respect of the remaining £1,808m (2004 £1,328m) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of £1,086m (2004 £723m) which will expire between 2007 and 2024. Other losses may be carried forward indefinitely.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	PROVISIONS

	Reorganisation provisions	Pensions and post retirement benefits	Other provisions	Total
	£m	£m	£m	£m

Provisions at January 1, 2005	74	714	126	914
Exchange adjustment	5	21	3	29
Credited/(charged)	101	(47)	88	142
Utilized	(138)	(35)	(42)	(215)
Released	(3)	(180)	(2)	(185)
Acquisition/(disposal) of subsidiary undertaking	9	—	(1)	8

Provisions at December 31, 2005	48	473	172	693

Reorganization provisions comprise costs relating to reorganizations mainly within the US and UK businesses. These provisions primarily comprise severance and property costs and are part of a program to achieve business improvement and expense savings, to be substantially achieved by year end 2006.

Other provisions include various litigation provisions of £4m (2004 £4m), the payment of which is dependent upon legal processes. In addition, there are provisions of £54m (2004 £66m) held relating to vacant property leases, dilapidations and refurbishments, the costs relating to which will be borne across the period over which the leases expire, which is up to 20 years.

Of the above £468m is due to be settled outside of 12 months (2004 £699m).

See note 26 for further information regarding the pensions and post retirement benefits provision.

25.	OTHER LIABILITIES

	2005	2004
	£m	£m

Deposits received from reinsurers	347	290
Derivative trading liabilities	130	125
Other creditors	624	643
Accruals and deferred income	377	368

Total other liabilities	1,478	1,426

To be settled within 12 months	994	880
To be settled after 12 months	484	546

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.	RETIREMENT BENEFIT OBLIGATIONS

The Group operates defined contribution pension schemes, funded and unfunded defined benefit pension schemes, and has other post retirement obligations.

Defined contribution pension schemes

Contributions of £28m (2004 £31m) were made to defined contribution schemes across the Group, including £24m (2004 £27m) in respect of schemes in Denmark and Sweden. The defined contribution schemes in Denmark and Sweden are fully funded and are administered, as with all the overseas schemes, in accordance with local law and practice.

Defined benefit pension schemes and other post retirement benefits

The major defined benefit pension schemes are located in the UK and US. The assets of these schemes are held mainly in separate trustee administered funds. In April 2002, the primary UK defined benefit schemes were effectively closed to new entrants following the introduction of a new, primarily defined contribution, scheme (the 2002 Scheme). However, due to a small defined benefit underpin, the 2002 Scheme is still disclosed under IAS 19 as a defined benefit scheme.

In 2005, following discussions with the Trustees and consultation with the members, the UK defined benefit schemes were altered from providing benefits on a final salary basis to benefits on a revalued average salary basis with effect from January 1, 2006. Under the new benefit formula, the accrued benefits of current active members are based on salaries at the date of change and will increase in line with inflation each year (limited to 5% in any year) up to their retirement date. Benefits earned in future years will be based on salaries in that year and similarly will be revalued up to retirement. As a result of the changes, the projected benefit obligations of the schemes are reduced from the date of change. The figures shown in the tables below reflect that reduction at the Balance Sheet date and the one off benefit of £180m arising from the reduction is recorded in the Income Statement in 2005.

In addition to these changes, the 2002 Scheme (which was the scheme to which new UK employees have been admitted since the closure of the defined benefit schemes to new members) has been closed to further accrual from January 1, 2006. It has been replaced by a stakeholder arrangement and members of the 2002 Scheme and future new employees in the UK will accrue future benefits on a defined contribution basis under the stakeholder plan.

For the two main UK defined benefit schemes, the level of contributions in 2005 were 23% and 21% of pensionable salaries (2004 23% and 20%). Additional contributions totaling £86m (2004 £43m) were made to the schemes, in accordance with the plan, to reduce their deficits.

The major defined benefit schemes are subject to regular valuation using the projected unit method which is the basis of the pension cost in the consolidated Income Statement. Independent, qualified actuaries carry out valuations of the major defined benefit schemes for the purposes of assessing pension costs.

The Group also provides post retirement healthcare benefits to certain current and retired US and Canadian employees. The benefits are not pre funded. Life insurance benefits, which provide varying levels of coverage, are provided at no cost to retirees. Healthcare benefits, which also provide varying levels of coverage, require retiree contributions in certain instances. Benefits are generally payable for life. The estimated discounted present values of the unfunded accumulated obligations are calculated in accordance with the advice of independent, qualified actuaries.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 26 continued

Movement in deficit during the year:

	2005	2004
	£m	£m

Deficit at January 1	713	705
Total pension (credit)/expense	(121)	99
Employer contribution	(215)	(150)
Actuarial loss	74	70
Exchange adjustment	21	(11)

Deficit at December 31	472	713
Unrecognized past service cost	1	1

Pension and post retirement liability on Balance Sheet	473	714
Deferred tax in respect of net pension and post retirement liability	(103)	(170)

Net liability on Balance Sheet	370	544

The amounts recognized in the Income Statement are as follows:

	2005				2004

	UK	US	Other	Total	Total
	£m	£m	£m	£m	£m

Current service cost	64	4	6	74	80
Interest cost	221	23	12	256	246
Expected return on scheme assets	(226)	(19)	(12)	(257)	(241)
Past service cost/(benefit)	4	(11)	1	(6)	22
Gains on curtailment	(182)	(6)	—	(188)	(8)

Total (included in staff costs)	(119)	(9)	7	(121)	99

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 26 continued

The actuarial loss recognized in equity is as follows:

	2005				2004

	UK	US	Other	Total	Total
	£m	£m	£m	£m	£m

Actual return on scheme assets	652	16	23	691	386
Less: Expected return on scheme assets	(226)	(19)	(12)	(257)	(241)

Actual return on assets in excess of expected	426	(3)	11	434	145
Experience (losses)/gains on liabilities	(66)	(1)	17	(50)	87
Change in actuarial assumptions	(429)	(1)	(28)	(458)	(302)

Actuarial losses on pension benefits	(69)	(5)	—	(74)	(70)

	2005				2004

	UK	US	Other	Total	Total
	%	%	%	%	%

Gains/(losses) between expected and actual return as a percentage of scheme assets	11.2	(1.2)	6.7	10.3	3.5
Experience (losses)/gains as a percentage of scheme liabilities	(1.5)	(0.3)	8.6	(1.0)	1.8
Total actuarial loss to be recognized in Statement of Recognized Income and Expense as a percentage of scheme liabilities	(1.1)	(1.3)	—	(1.1)	(1.3)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 26 continued

The accumulated actuarial losses since January 1, 2005 are £144m (2004 £70m).

	2005				2004

	UK	US	Other	Total	Total
	£m	£m	£m	£m	£m

Present value of funded obligations	4,763	377	194	5,334	4,844
Present value of unfunded obligations	12	41	52	105	95

Present value of obligations	4,775	418	246	5,439	4,939

Equities	2,141	159	106	2,406	2,076
Bonds	1,947	122	99	2,168	1,831
Cash	124	6	2	132	103
Property	261	—	—	261	216

Total assets in the scheme	4,473	287	207	4,967	4,226

Net deficit	302	131	39	472	713
Unrecognized past service credit	—	—	1	1	1

Net liability on Balance Sheet	302	131	40	473	714

Analyzed
Defined benefit pension schemes	302	112	12	426	659
Other post retirement benefits	—	19	28	47	55

Net liability on Balance Sheet	302	131	40	473	714

To be settled within 12 months	86	—	—	86	97
To be settled after 12 months	216	131	40	387	617

The following is a reconciliation of the Group’s retirement benefit obligation:

	2005	2004
	£m	£m

Retirement benefit obligation at January 1	4,939	4,633
Current service costs	74	80
Past service costs/(benefits)	(6)	22
Interest costs	256	246
Contributions by scheme participants	10	4
Actuarial loss on obligations	508	215
Gain on curtailments	(188)	(8)
Benefits paid	(229)	(227)
Exchange rate adjustment	75	(26)

Retirement benefit obligation at December 31	5,439	4,939

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 26 continued

The following is a reconciliation of the Group’s pension scheme assets:

	2005	2004
	£m	£m

Pension scheme assets at January 1	4,226	3,928
Expected return on scheme assets	257	241
Actuarial gains and loses	434	145
Contributions by the employer	215	150
Contributions by scheme participants	10	4
Benefits paid	(229)	(227)
Exchange rate adjustment	54	(15)

Pensions scheme assets at December 31	4,967	4,226

The principal actuarial assumptions used were as follows:

	UK		US		Other

	2005%	2004%	2005%	2004%	2005%	2004%

Assumptions used in calculation of retirement benefit obligation:
Discount rate	4.7	5.2	5.8	5.8	5.0	6.0
Annual rate of general inflation	2.5	2.5	2.5	2.5	2.0	2.0
Annual rate of increase in salaries	4.0	4.0	4.8	4.8	4.1	4.0
Annual rate of increase in pensions	2.5	2.5	—	—	2.0	2.0

Assumptions used in calculation of Income Statement credit/ charge in year:
Discount rate	5.2	5.4	5.8	6.0	6.0	6.5
Expected return on:
Equities	7.3	7.3	9.0	9.0	8.0	9.5
Bonds	4.5	4.8	6.0	6.0	5.5	6.0
Other	6.1	6.3	2.0	2.0	3.5	3.0

The weighted average expected return on assets across the Group for 2005 was 6.1% (2004 6.3%). The assumptions made for the expected return on assets have been derived by considering best estimates for the expected long term real rates of return from the main asset classes and from rates of return assumed elsewhere within the operation of the business.

The mortality assumptions are set following investigations of the main schemes’ recent experience by the scheme actuaries for their funding valuations. The last such valuations were carried out in 2004 and the next ones are due in 2006. Following the last investigations, the mortality assumptions adopted used the PMA92 and PFA92 mortality tables for males and females respectively, with age ratings to reflect the schemes’ recent experience compared with that expected under these tables.

Reductions in future mortality rates were allowed for using the ‘medium cohort’ projection and using the projected mortality rates applicable to calendar year 2012 for current pensioners and 2030 for future pensioners. The weighted average assumptions imply that a current pensioner aged 60 has an expected future lifetime of 24.7

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 26 continued

years (males) and 26.8 years (females) and a future pensioner aged 60 has a future lifetime of 26.1 years (males) and 28.1 years (females).

The valuation of liabilities for post retirement benefits in the US assumes a pre 65 premium inflation rate of 8% decreasing to 5% by 2012 (2004 9% decreasing to 5% by 2011) and a post 65 premium inflation rate of 10% decreasing to 5% by 2014 (2004 11% decreasing to 5% by 2013). The valuation of liabilities for post retirement liabilities in Canada assumes 10% decreasing to 5% in ten years for drugs (2004 8% decreasing to 5% in nine years) and 4% (2004 4%) for hospitals and 3% (2004 3%) for other.

The effect of an increase of one percentage point and the effect of a decrease of one percentage point in the assumed medical cost trend rates on the following is set out below:

	1% increase		1% decrease

	2005 £m	2004 £m	2005 £m	2004 £m

Aggregate of the current service cost and interest components of net periodic post employment medical costs	0.3	0.5	0.3	0.3
Accumulated post employment benefit obligation for medical costs	3.1	4.1	2.5	3.5

27.	SHARE BASED PAYMENT

The Group has four types of share based payment plans which are settled in the form of ordinary shares: the Executive Share Option Scheme; the Equity Incentive Scheme for US Employees; the International Sharesave Plan; and the Share Matching Plan. Dilution levels for all schemes are held strictly within ABI limits.

In addition, in the US there are a number of cash settled share based payment plans.

The total employment cost recorded in the Income Statement for all plans was £9m in 2005 (2004 £4m). These costs include the costs associated with plans which are settled in the form of ordinary shares for awards that have been granted after November 7, 2002. The value of equity settled awards granted prior to this date have been excluded in accordance with the transitional provisions contained in IFRS 2 ‘Share Based Payment’.

Executive Share Option Scheme and Equity Incentive Scheme for US Employees

The Group operates an Executive Share Option Scheme, which provides options to purchase ordinary shares to officers and other key employees at prices not less than the fair value of the ordinary shares at the date of grant. The exercise of awards made under the Equity Incentive Scheme for US Employees can be accelerated dependent on the performance of the US subsidiary to between one and three years.

The exercise price of all options is the fair value of the ordinary shares on the date of grant. All options expire ten years after the date of the grant.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 27 continued

Additional information with respect to the plans at December 31 is as follows:

	2005		2004

	Shares	Price*	Shares	Price*

Options outstanding at January 1	72,044,516	214.35	66,570,939	300.30
Granted	28,126,364	84.79	18,457,304	77.45
Exercised	(16,190)	84.12	—	—
Forfeited	(18,814,826)	300.87	(12,574,471)	304.65
Expired	(710,012)	261.29	(409,256)	233.18

Options outstanding at December 31	80,629,852	148.58	72,044,516	214.35

Options exercisable at year end	17,140,769	336.66	1,913,345	320.40

*Price refers to weighted average exercise price in sterling (pence).

The following share options under the Executive Share Option Scheme are outstanding or exercisable at December 31:

Options outstanding

	2005			2004

Range of exercise prices	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price*	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price*

50.1-100.0	55,844,164	8.83	81.90	29,668,584	9.28	79.71
100.1-150.0	4,949,924	7.58	114.01	5,753,895	8.42	113.88
200.1-250.0	4,788,459	6.19	234.23	9,559,027	7.19	234.23
250.1-300.0	2,113,806	4.21	280.01	3,755,531	4.30	276.13
300.1-350.0	289,828	1.88	336.09	1,816,439	5.69	319.60
350.1-400.0	6,327,895	4.84	380.46	9,997,737	5.89	381.02
400.1-450.0	6,315,776	3.46	415.42	11,493,303	4.58	413.86

	80,629,852	7.72	148.58	72,044,516	7.36	214.35

*Price refers to weighted average exercise price in sterling (pence).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 27 continued

Options exercisable

	2005		2004

Range of exercise prices	Number of shares	Weighted average exercise price*	Number of shares	Weighted average exercise price*

50.1-100.0	707,260	90.79	36,752	85.11
100.1-150.0	34,905	113.88	18,210	113.88
200.1-250.0	3,537,959	234.23	111,495	234.23
250.1-300.0	2,113,806	280.01	710,012	261.29
300.1-350.0	289,828	336.09	—	—
350.1-400.0	4,141,235	376.89	777,813	367.94
400.1-450.0	6,315,776	415.42	259,063	424.67

	17,140,769	336.66	1,913,345	320.40

*Price refers to weighted average exercise price in sterling (pence).

Under the schemes, the weighted average estimated fair value per option granted by the Company during 2005 was 27.42p (2004 26.07p). The fair value of the share options granted under the plans during 2005 was £8m (2004 £5m). The value of the awards is charged in the Income Statement over the vesting period.

Fair values for the options granted under the plans were estimated as of the date of grant using the Black Scholes pricing model with the following weighted average assumptions: dividend yields of 5.0% (2004 6.0%); expected volatilities of 50% (2004 55%); risk free interest rates of 4.4% (2004 4.8%); expected terms of five years for Executive Share Option Scheme grants made prior to the 2003 AGM, four years for Executive Share Option Scheme grants made after the 2003 AGM and four years for grants made under the Equity Incentive Scheme for US Employees; and the assumption that all performance criteria are expected to be met. An estimate based on past experience is made of the number of forfeitures during the vesting period due to employees leaving the Group. The actual share price at December 31, 2005 was 125.75p (2004 77.5p).

International Sharesave Plan

Under the Group’s International Sharesave Plan (savings related) eligible employees can receive options to purchase ordinary shares at a price equal to 80% of the fair value of the ordinary shares on the date of grant. All options vest either three or five years from the grant date and expire six months after the vesting date. The number of shares available for purchase from the plan by each participant is limited to the whole number of shares purchasable from the aggregate value of the individual’s savings contract upon maturity. An individual’s maximum monthly contribution to all current savings contracts is £250.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 27 continued

Additional information with respect to the Group’s International Sharesave Plan at December 31 is as follows:

	2005		2004

	Shares	Price*	Shares	Price*

Options outstanding at January 1	52,761,469	81.29	40,148,839	107.76
Granted	16,628,956	76.95	23,305,933	59.27
Exercised	(2,169,748)	66.38	(459,237)	67.57
Forfeited	(5,596,314)	78.45	(8,482,007)	98.14
Expired	(1,486,820)	320.42	(1,752,059)	317.07

Options outstanding at December 31	60,137,543	74.98	52,761,469	81.29

Options exercisable at year end	1,966,919	153.67	1,280,687	326.39

*Price refers to weighted average exercise price in sterling (pence).

The following share options under the International Sharesave Plan are outstanding or exercisable as of December 31:

Options outstanding

	2005			2004

Range of exercise prices	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price*	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price*

50.1-100.0	58,565,114	2.95	68.83	49,444,038	3.41	65.88
200.1-250.0	134,287	1.09	250.00	162,772	2.09	250.00
250.1-300.0	577,671	—	292.00	899,296	0.66	290.00
300.1-350.0	715,047	0.75	313.76	2,105,655	0.69	321.43
350.1-400.0	145,424	—	354.00	149,708	0.83	354.00

	60,137,543	2.89	74.98	52,761,469	3.24	81.29

*Price refers to weighted average exercise price in sterling (pence).

Options exercisable

	2005		2004

Range of exercise prices	Number of shares	Weighted average exercise price*	Number of shares	Weighted average exercise price*

50.1-100.0	1,243,824	66.00	—	—
200.1-250.0	—	—	—	—
250.1-300.0	577,671	292.00	—	—
300.1-350.0	—	—	1,280,687	326.39
350.1-400.0	145,424	354.00	—	—

	1,966,919	153.67	1,280,687	326.39

*Price refers to weighted average exercise price in sterling (pence).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 27 continued

Under the International Sharesave Plan, the weighted average estimated fair value per option granted by the Company during 2005 was 36.62p (2004 28.09p). The fair value of share options granted under the International Sharesave Plan during 2005 was £6m (2004 £6m). The value of the awards is charged in the Income Statement over the vesting period.

Fair values for the options granted under the International Sharesave Plan were estimated as of the date of grant using the Black Scholes pricing model with the following weighted average assumptions: dividend yields of 5.0% (2004 6.0%); expected volatilities of 50% (2004 55%); risk free interest rates of 4.2% (2004 4.8%); and expected terms equal to the vesting terms of three or five years. An estimate based on past experience is made of the number of forfeitures during the vesting period due to employees leaving the Group. The actual share price at December 31, 2005 was 125.75p (2004 77.5p).

Share Matching Plan

The Group’s Share Matching Plan for executive directors and other selected executives was adopted following approval obtained at the 2004 AGM. Awards were made during 2004 and 2005 and the awards granted in 2005 were the final awards under the plan.

Under the plan Deferred Share awards granted are held in trust for three years and are normally forfeited upon an employee leaving the Group. No further performance conditions apply.

Participants may also receive Matching Share awards up to a maximum of three times the number of Deferred Shares awarded. Matching Share awards are subject to the achievement of total shareholder return targets over a single two year period, with performance measured by comparison against other U.K. listed companies. Matching Share awards vest with the Deferred Share awards on the third anniversary of the date of grant to the extent that the performance conditions have been met.

Further information on the Share Matching Plan may be found outside these financial statements in the Remuneration Report.

Additional information with respect to the awards of Deferred and Matching Shares at December 31 is as follows:

	2005		2004

	Shares	Price*	Shares	Price*

Outstanding Deferred Share awards at January 1	1,559,056	—	—	—
Granted	2,704,444	—	1,593,302	—
Exercised	(25,374)	—	—	—
Forfeited	(162,958)	—	(34,246)	—

Outstanding Deferred Share awards at December 31	4,075,168	—	1,559,056	—
Potential Matching Share awards	12,225,504	—	4,677,168	—

Total potential share awards outstanding at December 31	16,300,672	—	6,236,224	—

*Price refers to weighted average exercise price in sterling (pence)

Under the Share Matching Plan, the fair values of each Deferred Share award granted by the Company during 2005 was 71.40p (2004 66.24p) and the fair value of each potential Matching Share award was 23.80p (2004 22.08p). The total fair value of the awards granted under the plan during 2005 was £4m (2004 £2m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 27 continued

The fair value of the Deferred Share awards was calculated based upon the ordinary share price at grant date after deducting from it the estimated value of the dividends that will not be received during the vesting period. The fair value of the potential Matching Share awards was estimated by calculating the expected value arising from modeling the awards that would arise under different performance scenarios.

Other share based payments

In the U.S., there are plans under which awards have been granted to certain employees in the form of cash settled share based awards. Under these plans, if the vesting conditions are satisfied, cash awards are made based upon the underlying performance of the Company’s ordinary shares. Awards were made in 1999 and 2001 under old schemes and during 2004 and 2005 on terms that provide the same potential benefits as the Share Matching Plan. The liability in respect of these plans at December 31, 2005 was £1m (2004 £nil). The intrinsic value of awards that had vested at December 31, 2005 was £nil (2004 £nil).

28.	MANAGEMENT OF RISKS

As an insurance company, the Group is fundamentally concerned with the management of risk. This note summarizes these risks and the way the Group manages them.

As set out in the Corporate Governance report, the Group’s Board defines the risk appetite of the organization.

The Group employs a comprehensive risk management framework to identify, assess, manage and monitor the risks arising as a result of operating the business. The framework includes a comprehensive suite of risk policies, procedures, measurement and monitoring techniques and a series of stress tests and scenario analyses to ensure that the Group’s exposures do not exceed risk appetite.

The Group is exposed to financial risk through its financial assets, financial liabilities (investment contracts and borrowings), reinsurance assets and insurance liabilities. In particular the key financial risk is that the proceeds from the realization of its financial assets are not sufficient to fund the obligations arising from its insurance and investment contracts.

The Group manages its financial assets within a framework that has been developed to seek to ensure the ability to meet its obligations under insurance and investment contracts. A key principle behind this process is to hold assets that provide a broad match against the liabilities arising from insurance and investment contracts.

Risks arise within the investment portfolio from the inappropriate matching of cash and fixed interest assets against liabilities by duration (e.g. inflation and reinvestment risk). However the relatively short duration of a general insurance portfolio together with the Group’s strategy of broadly matching assets and liability by duration provides mitigation against these risks. The Group reviews the duration of its liabilities and asset portfolios to ensure that they remain broadly matched. Regional investment directives limit permissible duration ranges within the individual portfolios. These directives also include objectives for liquidity, asset sector concentration and credit quality.

The components of risk credit, market, liquidity and insurance and reinsurance risks are addressed below:

Credit risk

The Board Risk Committee (BRC) is responsible for ensuring that the Board approved Group credit risk appetite is not exceeded.

In defining its risk appetite the Group draws a distinction between credit risks incurred as a result of offsetting insurance risks or operating in the insurance market (e.g. reinsurance credit risks and insurance

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

operations credit risks) for which risk tolerances and target profiles are identified, and credit risks incurred for the purposes of generating a return (e.g. invested assets credit risk) for which strict exposure limits are set.

The Group controls its credit exposures according to a series of Group credit risk policies that reflects the individual considerations of the risk categories. These policies are supported by a series of procedures (e.g. counterparty assessment processes) and limits (e.g. investment and bank counterparty limits), which are designed to ensure that the Group’s risk appetite is not exceeded.

Reinsurance counterparties are subject to a rigorous internal assessment process on an ongoing basis to ensure that their creditworthiness continues to be satisfactory. Collateral is taken to mitigate exposures where appropriate to the size or credit quality of the exposure. Further discussion on credit risk arising from reinsurance ceded is discussed within the section below on reinsurance risk.

Insurance operations credit risks are incurred on a devolved basis with regional operations undertaking the responsibility for assessing and monitoring the creditworthiness of their counterparties (e.g. brokers and policyholders). Local credit committees are responsible for ensuring these exposures are within the risk appetite of the local operations within the overall financial control framework. Exposure monitoring and reporting is embedded throughout the organization with aggregate credit positions reported at Group level. Invested assets credit risk is discussed in more detail below. The Group’s maximum exposure to credit risk can be set out as follows:

	2005	2004
	Maximum credit risk (carrying value)	Maximum credit risk (carrying value)
	£m	£m

Cash and cash equivalents	1,617	1,866
Debt securities	11,609	11,158
Other financial assets	146	137
Short term investments	95	183
Derivative assets	31	30
Insurance debtors	1,978	1,867
Reinsurance debtors	569	817
Reinsurers’ share of insurance contract liabilities	4,406	4,424

The Group’s investments comprise a broad range of financial investments issued principally in the United Kingdom, United States and Scandinavia. The mix of investments and their carrying values which include fixed maturities and equity securities is set out below.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

Analysis of debt securities

The credit profile of the Group’s fixed income portfolios reflects the Group’s commitment to matching its liabilities with investment rated liquid instruments for the protection of the policyholder.

	2005		2004
	£m	%	£m	%

By country/region
United Kingdom	3,000	26	2,454	22
United States	2,714	23	3,272	29
Scandinavia	2,906	25	3,142	28
International	2,989	26	2,290	21

Total	11,609	100	11,158	100

By industry
Banks	1,959	17	652	6
Insurance	71	1	107	1
Manufacturing	222	2	156	1
Utilities	224	2	186	2
Retail	88	1	101	1
Government securities	5,527	47	6,736	60
Mortgage backed securities	2,100	18	1,598	14
Telecommunications	88	1	84	1
Services	179	1	494	4
Other	1,151	10	1,044	10

Total	11,609	100	11,158	100

Credit profile of Group fixed income portfolio (note 1):

	2005		2004
	£m	%	£m	%

AAA (note 2)	6,786	58	7,198	65
AA	2,608	23	2,297	21
A	1,665	14	1,242	11
BBB	450	4	341	3
<BBB	100	1	80	—

Total	11,609	100	11,158	100

Notes
1.	The ratings set out above are assigned by Standard & Poor’s.
2.	Includes U.K. government guaranteed fixed income securities that are not rated.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

Analysis of equity securities

The Group’s equity portfolio is diversified as follows across sectors:

	2005		2004
	£m	%	£m	%

By country/region
United Kingdom	1,077	64	1,017	61
United States	82	5	95	6
Scandinavia	11	1	17	1
International	513	30	528	32

Total	1,683	100	1,657	100

By industry
Banks	217	13	360	22
Pharmaceuticals	80	5	77	5
Insurance	82	5	69	4
Manufacturing	83	5	62	4
Utilities	101	6	104	6
Construction	22	1	30	2
Mining	183	11	142	9
Retail	52	3	65	4
Telecommunications	70	4	86	5
Services	155	9	201	12
Other	638	38	461	27

Total	1,683	100	1,657	100

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

Maturity periods or contractual repricing

The following table summarizes the contractual repricing or maturity dates (whichever is earlier) for financial assets and financial liabilities, that are subject to fixed and variable interest rates. Equity instruments are not subject to interest rate risk.

	Less than one year	One to two years	Two to three years	Three to four years	Four to five years	Greater than five years	Total
	£m	£m	£m	£m	£m	£m	£m

2005
Financial assets
Cash and cash equivalents	1,617	—	—	—	—	—	1,617
Debt securities	2,615	2,147	1,734	1,520	999	2,594	11,609
Other financial assets	104	1	—	8	1	32	146
Short term investments	95	—	—	—	—	—	95
Derivative assets	13	5	5	2	2	4	31

Total	4,444	2,153	1,739	1,530	1,002	2,630	13,498

Financial liabilities
Borrowings:
Secured debenture loans	1	1	1	1	2	4	10
Amounts owed to credit institutions – unsecured:
Under committed credit facilities	233	—	—	—	—	—	233
Other	8	—	—	—	—	—	8
Subordinated guaranteed US$ bonds	—	—	—	—	—	285	285
Subordinated guaranteed Euro bonds	—	—	—	—	—	341	341
Subordinated guaranteed perpetual notes	—	—	—	—	—	445	445
Derivative trading liabilities	20	—	—	—	11	99	130

Total	262	1	1	1	13	1,174	1,452

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

	Less than one year	One to two years	Two to three years	Three to four years	Four to five years	Greater than five years	Total
	£m	£m	£m	£m	£m	£m	£m

2004
Financial assets
Cash and cash equivalents	1,866	—	—	—	—	—	1,866
Debt securities	3,056	1,989	1,903	1,230	959	2,021	11,158
Other financial assets	97	—	3	7	30	—	137
Short term investments	183	—	—	—	—	—	183
Derivative assets	12	4	3	3	2	6	30

Total	5,214	1,993	1,909	1,240	991	2,027	13,374

Financial liabilities
Borrowings:
Secured debenture loans	1	1	1	1	1	5	10
Amounts owed to credit institutions – unsecured:
Under committed credit facilities	84	233	—	—	—	—	317
Other	19	2	1	—	—	—	22
Subordinated guaranteed US$ bonds	—	—	—	—	—	255	255
Subordinated guaranteed Euro bonds	—	—	—	—	—	352	352
Subordinated guaranteed perpetual notes	—	—	—	—	—	444	444
Derivative trading liabilities	9	23	—	—	—	93	125

Total	113	259	2	1	1	1,149	1,525

Market risk

The Group is exposed to the risk of potential losses from adverse movements in market rates and prices as follows:

•	Interest rate risk,

•	Equity price risk,

•	Property price risk,

•	Foreign currency exchange risk,

•	Derivatives.

The investment risk policy governs the Group’s exposure to market risks. Exposures are controlled by the setting of investment limits in line with the Group’s risk appetite.

The Group Investment Committee (GIC), on behalf of the Group Board, is responsible for reviewing and approving the investment strategy for the Group’s investment portfolios. It provides approval for all major changes of the Group’s investment strategy and, in particular, approves any substantive changes to the balance of the Group’s funds between the major asset classes. Importantly the GIC also approves the terms of reference of the Group’s main operational investment committee, the Group Asset Management Committee (GAMC). The BRC issues GAMC with risk limits.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

Interest rate risk

The fair value of the Group’s portfolio of fixed income securities is inversely correlated to changes in the market interest rates. Thus if interest rates fall the fair value of the portfolio would tend to rise and vice versa as set out in the sensitivity analysis.

Equity price risk

The Group’s portfolio of equity securities is subject to equity risk arising from changes in market price. Thus if the value of equities rise so will the fair value of its portfolio and vice versa as set out in the sensitivity analysis.

The Group sets appropriate risk limits to ensure that no significant concentrations to individual companies or sectors arise. The Group takes a long term view in selecting stocks and looks to build value over a sustained period of time rather than churning the portfolio looking for short term gains from its equity holdings.

The Group makes use of derivative products as appropriate to protect the portfolio from losses outside of risk appetite.

The Group does not have material holdings of unquoted equities.

Property price risk

The Group’s portfolio of properties is subject to property price risk arising from changes in the market value of properties. Thus if the value of property falls so will the fair value of the portfolio as set out in the sensitivity analysis.

A number of the Group’s property holdings are Group occupied and therefore appear as property and equipment within the reported accounts. The Group’s investment in investment property is recorded as such and is invested in as part of an efficient portfolio management strategy.

Foreign currency exchange risk

The Group operates in 28 countries. Accordingly, its net assets are subject to foreign currency exchange rate movements. The Group’s primary foreign currency exposures are to the US dollar, Canadian dollar, Danish Kroner, Swedish Kroner and Euro. If the value of the British pound strengthens then the value of non British pound net assets will decline when translated into British pounds and consolidated.

The Group incurs exposure to foreign currency exchange risk in two ways:

•
Operational foreign currency exchange risk — by underwriting liabilities in currencies other than the currency of the primary environment in which the business units operate (non functional currencies).

•	Structural foreign currency exchange risk — by investing in overseas subsidiaries and operating an international insurance group.

Operational foreign currency exchange risk is managed within the Group’s individual operations by broadly matching assets and liabilities by currency.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

Structural foreign currency exchange risk is managed at a Group level. In managing structural foreign currency exchange risk net assets maintained by the Group’s subsidiaries in local currencies are taken into account to satisfy local regulatory solvency and internal risk based capital assessment requirements. These assets should prove adequate to support local insurance activities irrespective of foreign currency exchange rate movements. Consequently, this may affect the value of the consolidated shareholders’ equity expressed in British pounds.

Derivatives

The Group may use derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates, foreign exchange rates and equity price risk. The Group does not use derivatives to leverage its exposure to markets and does not hold or issue financial instruments for speculative purposes. In addition forward contracts may be used to reduce exposure to adverse currency movements on loan capital in the Parent Company. Forward contracts are used to reduce the risk of adverse currency movements on certain forecast future cash transactions. The policy on use of derivatives is approved by BRC.

While these derivative instruments are subject to fluctuations in value, such fluctuations are generally offset by the changes in value of the underlying exposures. Derivatives are generally held until their maturity date.

	Remaining life			Notional principal amounts		Fair value

	Less than one year £m	One to five years £m	More than five years £m	2005 £m	2004 £m	2005 £m	2004 £m

Cross currency
Asset	—	—	—	5	141	—	—
Liability	1	—	—	30	1	1	1
Interest rate
Asset	—	—	—	—	13	—	5
Liability	—	—	—	—	13	—	2
Credit
Asset	—	—	23	38	38	23	25
Liability	2	11	99	226	289	112	121
Equity/index
Asset	8	—	—	see below	see below	8	—
Liability	17	—	—	see below	see below	17	1

At December 31, 2005 there were derivative contracts in place to protect the value of the UK equity portfolios of the Group. These provided limited protection against declines in market levels whilst also capping participation in any appreciation of the market. In total, this strategy covered an underlying equity value of approximately £500m. The impact of these derivatives as of December 31, 2005 if world equity markets decreased by 15% would be to decrease the impact of the decline by £18m (2004 £25m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

Sensitivity analysis

Change in fair value of investments and borrowings (note 1 and note 5)

	(Decrease)/increase
	2005 £m	2004 £m

Interest rate markets (note 2):
Impact on fixed interest securities of increase in interest rates of 100bps	(295)	(299)
Impact on loan capital of increase in interest rates of 100bps	132	112
Equity markets (note 3):
Decrease of equity markets of 15%	(252)	(249)
Impact arising from derivatives	18	25
Property markets (note 3):
Decrease of property markets of 15%	(65)	(63)
Currency markets (note 4):
Decrease of major currencies versus British pound of 15%	(1,154)	(1,028)
Impact arising from derivatives	—	(18)

Notes
(1)
This analysis assumes that there is no correlation between equity price, interest rate, property market and foreign currency exchange rate risks. It also assumes that all other assets and liabilities remain unchanged and that no management action is taken. This analysis does not represent management’s view of future market change.

(2)
The sensitivity of the bond assets of the Group has been modelled by reference to a reasonable approximation of the average interest rate sensitivity of the investments held within each of the portfolios.

(3)
The effect of movements in equity and property markets is reflected as a one time decrease of worldwide equity and property markets on January 1, 2006 and January 1, 2005 which results in a 15% decline in the value of the Group’s assets in these investment categories.

(4)	The effect of currency movements on investments is reflected as a one time decrease in the value of major currencies against the British pound on January 1, 2006 and January 1, 2005.
(5)	This analysis has not considered the impact of the above market changes on the valuation of the Group’s insurance liabilities.

Liquidity risk

Liquidity risk is the risk that cash may not be available to pay obligations when due at a reasonable cost. The Group has no appetite for incurring liquidity risk and is committed to meeting all liabilities as they fall due. The investment limits ensure the Group’s portfolio is kept in highly liquid marketable securities sufficient to meet its liabilities as they come due based on actuarial assessment.

The limits are monitored at a Group level as part of the Group Risk exposure monitoring and BRC reporting process.

In addition the Group has committed credit facilities available as set out in note 22.

Insurance risk

The Group’s insurance activities are primarily concerned with the pricing, acceptance and management of risks from its customers. In accepting risk the Group is committing to the payment of claims and therefore these risks must be understood and controlled.

The Group manages its exposure to insurance risk through the BRC which considers aggregation of risk and establishes how much risk the Group is willing to assume. The BRC also oversees an emerging risk identification process, including the identification of emerging issues and the setting of these into risk scenarios as part of an overall process of self appraisal.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments exceed the expected amount of the insurance liabilities. This could occur because the frequency or severity of claims and benefits payable are greater than estimated. Insurance events are random and the actual number and amount of claims and benefits will vary from year to year from the estimate established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller will be the relative variability about the expected outcome. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and within each of these categories to achieve a sufficiently large population of risks to reduce the variability of the expected outcome.

Further discussion on underwriting risk, estimation of claims provisions, emerging and legal risks and aggregation of risks is set out below.

Underwriting risk

Disciplined underwriting, encompassing risk assessment, risk management, pricing and exposure control is critical to the Group’s success.

The Group has an Underwriting and Claims Policy statement that clearly identifies the approach to be adopted in respect of risk selection and management, pricing adequacy, identification and management of aggregation to exposure and claims handling and servicing. These principles are adapted to local market, legal and regulatory environments and further embodied in detailed underwriting procedures. The goal is for its underwriters to be in a position to:

•	Understand and assess each risk,

•	Make appropriate decisions within their area of competence and authority limits,

•	Differentiate between risks,

•	Apply suitable terms and conditions in order to manage the portfolio,

•	Control exposure,

•	Improve the predictability of the loss experience and make appropriate use of the Group’s technical capacity.

In establishing prices, each of the Group’s businesses has access to extensive customer data from its own records and access to appropriate market data.

Each of the Group’s underwriters has a specific license that sets clear parameters for the business they can underwrite, based on the competence of the individual underwriter. Additionally the Group has a centrally managed forum looking at Group underwriting issues, reviewing and agreeing underwriting direction and setting policy and directives where appropriate. The management of the underwriting and claims risks uses a number of key tools, including the licensing of business units to write certain higher risk classes of business, reviewing the performance and management of all the individual insurance portfolios throughout the Group and the investigation of potential emerging insurance risks.

Pricing for property and casualty products is generally based upon historical claims frequencies and claims severity averages, adjusted for inflation and trended forward to recognize anticipated changes in claims

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

patterns. While claims remain the Group’s principal cost, allowance is also made in the pricing procedures for acquisition expenses, administration expenses, investment income, the cost of reinsurance and for a profit loading that adequately covers the cost of the capital exposed to risk.

Specific considerations in relation to casualty insurance risks and property insurance risks are set out below:

Casualty insurance risks

The Group manages these risks through its underwriting strategy, adequate reinsurance arrangements and proactive claims handling. The underwriting strategy attempts to ensure that the underwritten risks are well diversified in terms of type and amount of risk, industry and geography.

Underwriting limits are in place to enforce appropriate risk selection criteria. For example, the Group has the right not to renew individual policies, it can impose deductibles and it has the right to reject the payment of a fraudulent claim. In certain territories, legislation requires that the maximum loss under each employers’ liability contract is never lower than a prescribed amount. All the Group employers’ liability contracts offer maximum cover in compliance with such minimums.

Reinsurance arrangements in place include excess, stop loss and catastrophe coverage. The effect of such reinsurance arrangements is that the Group should not suffer total net insurance losses of more than a specified amount in any one year. In addition to the overall Group reinsurance program, individual business units are permitted to purchase additional reinsurance protection.

The Group has specialized claims units dealing with the mitigation of risks surrounding known asbestos claims. These units investigate and adjust all asbestos claims. The asbestos claims are reviewed individually at least semi annually and adjusted to reflect the latest information on the underlying facts, current law, jurisdiction, contractual terms and conditions, and other factors. The Group actively manages and pursues early settlements of asbestos claims to reduce its exposure to unpredictable developments.

Property insurance

Property insurance covers a diverse collection of risks and therefore property insurance contracts are subdivided into four risk groups: fire, business interruption, weather damage and theft. The insurance risk arising from these contracts is not concentrated in any of the territories in which the Group operates, and there is a balance between commercial and personal properties in the overall portfolio of insured buildings. Large risks are reinsured via treaty reinsurance arrangements.

The Group has the right to re price the risk on renewal. It also has the ability to impose deductibles and reject fraudulent claims. These contracts are underwritten by reference to the commercial replacement value of the properties and contents insured, and claims payment limits are always included to limit the amount payable on occurrence of the insured event. Cost of rebuilding properties, of replacement or indemnity for contents and time taken to restart operations for business interruption are the key factors that influence the level of claims under these policies. The greatest likelihood of significant losses on these contracts arises from storm, flood damage or other weather related incidents. The Group has reinsurance cover for such damage to limit losses.

Estimation of claims provisions — non asbestos reserves

Reserves are analyzed by line of business within the various regions. A single line of business may be written in one or more of the regions. Case reserves are established on each individual claim and are adjusted as new information becomes known during the course of handling the claim. Lines of business for which claims data (e.g. paid claims and case reserves) emerge over a long period of time are referred to as long tail lines of business. Lines of business for which claims data emerge more quickly are referred to as short tail lines of business. Within

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

the Group’s operations a typical short tail line of business is property. The longest tail lines of business include personal accident in Scandinavia, workers’ compensation in the U.S., commercial liability and professional liability.

Our reserving managers regularly review reserves for both current and prior accident years using the most current claims data. These reserve reviews incorporate a variety of actuarial methods and judgments and involve extensive analysis. For most lines of business a variety of actuarial methods are reviewed and the reserving managers select methods and specific assumptions appropriate for each line of business based on the current circumstances affecting that line of business. These selections incorporate input from claims personnel, underwriters and operating management on reported claims trends and other factors that could affect the reserve estimates.

For short tail lines of business, development of paid claims and case reserves is reliable and indicative of ultimate losses. The method used is based on the amount of paid and case estimates for reported claims.

For long tail lines of business, initial development of paid claims and case reserves is less reliable and, accordingly, may not be fully indicative of ultimate losses. For this reason, within these lines, methods which incorporate a development pattern assumption are given less weight in calculating the reserves for the early stages of loss development. The estimation of reserves for these lines of business in the early stages of claims development is therefore largely influenced by prior accident years’ loss ratios and changes to pricing, claims costs, mix of business, ceded reinsurance and other factors that are expected to affect the loss ratio. For later periods of loss emergence, methods which incorporate a development pattern assumption are given more weight in estimating ultimate losses.

Based on the results of the reserve reviews and after consideration of other factors such as the maturity of the accident year, trends observed over the recent past and the level of volatility within a particular line of business, we determine the appropriate level of reserves to book.

The Group is a multi line multi national property and casualty insurer. It is therefore subject to reserve uncertainty stemming from a number of conditions, including but not limited to those noted above, any of which could be material at any point in time for any line of business. Certain issues may become more or less important over time as conditions change. As various market conditions develop, we must assess whether those conditions constitute a long term trend that should result in a reserving action (ie increasing or decreasing the reserve).

Estimation of claims provisions — asbestos reserves

The Group has exposure to liabilities for asbestos related losses arising from the sale of commercial liability and multi peril policies prior to 1987. After 1987, policy wordings contained more prescriptive, and in many cases absolute, exclusions for these types of exposure thereby considerably reducing the potential for loss.

In the United States coverages provided under which these liabilities have emerged were in most cases with smaller commercial customers and involved small policy aggregate limits and limits to coverage. The Group wrote a limited amount of excess coverage in the United States, most of which were excess policies on top of our own primary covers as opposed to primary policies written by other insurers. As a result, to a large extent, the Group was able to maintain underwriting and policy wording discipline. Excess policies are insurance policies which provide coverage in excess of the policy limits of another insurance policy, sometimes referred to as the primary policy. In other words, primary policies provide insurance coverage only to a defined limit of liability. Excess policies provide additional coverage beyond this liability limit.

In the U.K. asbestos liabilities have emerged most frequently in the employers liability line. This coverage indemnifies individuals injured in the workplace. The effect of reinsurance purchased against large individual

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

losses is dampened by the often multi year nature of the liabilities which means a deductible for each year of exposure applies.

Reserving for asbestos claims is subject to a range of uncertainties that are generally greater than those presented by other types of claims. These include long reporting delays, unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional loss reserving techniques cannot wholly be relied on and we have employed specialized techniques to determine reserves in a prudent manner using the extensive knowledge of both internal asbestos experts and external legal and professional advisors.

U.K. risks written in the U.K.

The majority of business in this area is employers’ liability (EL) written through our U.K. Commercial business with a small amount of public and products liability. The underlying method for the estimation of asbestos requirements for U.K. EL depends critically on establishing a distribution of expected deaths from asbestos related disease, which is then adjusted to allow for the delay between claim and death of claimant. Calibration of the resultant distribution to Group experience of reported claims allows an estimate of future numbers of claims against the Group to be produced.

Average claim cost is monitored from claim notifications over time and, from this data, after adjustment for inflation, a view is taken of current average claims cost taking into account evidence of trends etc. The average costs observed will reflect the proportion of claims cost being borne by the Group as a result of current sharing agreements amongst insurers, which in turn reflects the Group’s proportion of claimant exposure periods.

U.K. Government Health & Safety Executive projections of probable numbers of future deaths from Mesothelioma, published in December 2003, have been used as the basis to determine our U.K. reserves for future expected asbestos cases and we have applied this to our average cost, which is adjusted to allow for future inflation. The effect of using this data on our reserves is to increase the anticipated number of asbestos claims which are spread over an extended reporting period.

U.S. risks written in the U.K.

U.S. asbestos exposure arises from a variety of sources including: London market ‘direct’ business written through Marine operations many years ago, inward reinsurance exposures also written through the London market and from participation in U.K. aviation pools.

In establishing reserves for U.S. asbestos claims we evaluate each insured’s estimated liability for such claims using a ground up approach. We consider a variety of factors, including the state where underlying claims have been brought, past, current and anticipated future claim activity, disease mix, past settlement amounts for similar claims, dismissal rates, allocated claim adjustment expenses, and potential bankruptcy impact.

Having evaluated the insured’s probability for asbestos claims we then evaluate each insured’s insurance program for such claims. We consider each insured’s total available coverage, including policies issued by us. We also consider relevant judicial interpretations of policy language and applicable defenses or determinations.

Once the gross ultimate exposure for indemnity and allocated claim adjustment expenses is determined for each insured by each policy year, we calculate our ceded reinsurance projection based on any applicable facultative or treaty reinsurances.

U.S. risks written in the U.S.

Claimants include both primary defendants and peripheral defendants. Primary asbestos defendants manufactured and distributed asbestos products and most are expected to exhaust the majority of available insurance coverage.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

The peripheral category is a newer group of defendants brought into litigation due to bankruptcies in the primary defendant group. Some may have manufactured, distributed or installed asbestos containing products, but exposure is more limited. Others owned or operated premises where asbestos products were used, giving rise to premises rather than products claims.

A similar approach, to the one outlined above in U.S. risks written in the U.K., is used to establish reserves.

Asbestos reserves contain a high degree of uncertainty. Factors contributing to this higher degree of uncertainty include:

•	Plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations,

•	A few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants,

•	The tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms,

•
The long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later, for example, cases of Mesothelioma can have a latent period of up to 40 years,

•	Inadequate development patterns,

•	Difficult issues of allocation of responsibility among potentially responsible parties and insurers,

•	Complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds,

•	The tendency for social trends and factors to influence jury verdicts,

•	Developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

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

Emerging and legal risks

These are risks that have been identified as potentially affecting the Group but for which the extent of risk has not yet been identified. Existing or potential future risk exposures are investigated in a structured way, using internal and external resources, and appropriate proposals for actions to mitigate, contain or remove these risks are made to the BRC.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

In addition, to the extent that legal decisions in any of the jurisdictions in which the Group operates worldwide may increase court awards, and that the impact may be applied prospectively or retrospectively, claims and benefits provisions may prove insufficient to cover actual losses, loss adjustment expenses or future policy benefits. In such an event, or where it has been previously estimated that no liability would apply, the Group would add to its loss provisions and incur a charge to earnings. Such insufficiencies could have a material adverse effect on the Group’s future consolidated financial condition, results of operations and cash flows.

In the ordinary course of its insurance activities, the Group is routinely involved in legal or arbitration proceedings with respect to liabilities, which are the subject of policy claims.

As insurance industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues can have a negative effect on the Group’s business by either extending coverage beyond its underwriting intent or by increasing the number and size of claims.

Aggregation of risks

The Group is exposed to multiple insured losses arising out of a single occurrence, whether a natural peril event such as a hurricane, flood or an earthquake, or man made catastrophes such as an explosion or fire at a major industrial facility. Any such catastrophic event could generate insured losses under one or more of its policies.

The ability of the businesses in each territory to assess the aggregation risk of a single event impacting on thousands of policyholders is vital. The Group employs proprietary exposure measurement systems to assess these risks. In some markets, particularly in the United Kingdom, the Group has in addition developed its own expertise in catastrophe modeling that is used in conjunction with outside consultants. The accurate estimation of the potential expected maximum loss for a catastrophe is critical and is the primary factor considered in designing the Group’s catastrophe reinsurance program.

The expertise within the Group on catastrophe modeling is shared through the Worldwide Reinsurance Practice Group, which also provides an overview of the company-wide catastrophe exposures and reinsurance adequacy. A reinsurance program is considered to be ‘adequate’ only if it covers at least 199 out of 200 possible events by loss size. This is referred to as the ‘1 in 200 year expected maximum loss’. Since 1999, the Group has set its total retention for a single catastrophic event based on geographic location.

The subsidiaries of the Group are responsible for buying reinsurance to protect their results against catastrophes and for determining their own retentions. The Group Corporate Centre reviews the operations’ proposed catastrophe purchases to check that they at least meet the Group’s ‘1 in 200 year’ standard. Group Corporate Centre also checks to see that total Group exposures are within the limits set out above and also are consistent with the required risk based capital. As a result the Group may decide to purchase further catastrophe coverage at the Group level.

Reinsurance risk

The Group reinsures a portion of the risks underwritten to control exposure to losses to reduce volatility and protect capital. The Group’s reinsurance strategy is to purchase reinsurance in the most effective manner from reinsurers who meet its security standards.

The Group uses financial analysis models to assess the risk and reward effects of different reinsurance structures and prices.

The Group remains primarily liable as the direct insurer on all risks reinsured, although the reinsurer is liable to the Group to the extent of the reinsurance ceded. To limit the risk that the reinsurer is unable to pay in

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

full, under certain reinsurance agreements the Group holds collateral, including escrow funds and letters of credit. The Group monitors the financial condition of reinsurers on an ongoing basis, and reviews its reinsurance arrangements regularly to ensure that its total counterparty exposure to individual reinsurance groups is within the limits set by the BRC and the Financial Services Authority for insurers domiciled in the United Kingdom.

In selecting the reinsurers with whom the Group does business:

•
Its strategy is to seek reinsurers with the best combination of credit rating, price and capacity. The Group publishes internally a list of authorized reinsurers who pass its security review process and which its operations may use for new transactions.

•
The Group reviews the financial security of each of its reinsurers having regard to the work of rating agencies and specialist advice from other sources, such as the counterparty risk assessment units of its reinsurance brokers.

•
As part of this review work, the Group assesses public ratings of its reinsurers. Reinsurers that have a Financial Strength Rating of less than ‘A-’ with Standard & Poor’s, or a comparable rating with AM Best, are removed from the Group’s authorized list unless the Group’s own review discovers exceptional circumstances in favor of the reinsurer. Further, if a rating agency reduces a reinsurer’s rating, the Group carries out its own review of that reinsurer to see whether it should remain on the list of authorized reinsurers.

•	The BRC sets targets for the credit profile of reinsurers on the Group’s treaty purchases.

The Group limits the credit risk exposure to individual captive reinsurers, with whom it deals as part of the commercial lines business, by analysis of their finances and controlling the maximum exposure to each captive each time the reinsurance contract is renewed.

The Group monitors changes in the financial security of all of its reinsurers to see whether their ability to pay recoverables in full is doubtful. Where a reinsurer’s ability to pay in full is believed to be doubtful, the Group Corporate Centre sets guidelines for provisioning for uncollectible reinsurance. These guidelines apply to all operations. Group Corporate Centre analyses local provisions against the Group’s guidelines.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 28 continued

Credit profile of Group reinsurance counterparties

The table below sets forth the rating assigned by Standard & Poor’s to the Group’s primary property and casualty treaty reinsurers and the amounts ceded to them under outward reinsurance contracts during 2005 and 2004. This type of reinsurance requires the reinsurer to assume insurance risk, on a predetermined basis, for all of the contracts underwritten by the Group and that are covered by the treaty. For each reinsurance group, the table shows the rating category of each reinsurance group as of December 31, 2005 together with the rating category of that reinsurance group as of January 1, 2005.

	2005 Ceded treaty premiums	S&P rating at December 31, 2005	2004 Ceded treaty premiums	S&P rating at January 1, 2005
Reinsurance group	£m		£m

Munich Re Group	280	A+	584	A+
HDI Group	56	AA-	50	AA-
Lloyd’s of London	44	A	59	A
Renaissance Re Holdings	37	A+	55	AA-
Swiss Re Group	37	AA	40	AA

During 2005, over 99% of the Group’s property and casualty treaty cessions by premium were to reinsurers that had a Standard & Poor’s financial strength rating of at least ‘A-’ or better, or equivalent from AM Best, as at the start date of the contract.

The Group’s property and casualty facultative placements, other than those with captive reinsurers of its major retail clients, are mainly with the same reinsurers used on treaty placements. Facultative placements, or risks under facultative treaties, reinsure all or part of a single policy determined on a contract by contract basis.

As of December 31, 2005 total provisions for uncollectible reinsurance were £141m (2004 £129m).

Certain of the Group’s subsidiaries are members of government mandated pools in various parts of the world. As of December 31, 2005 the largest pool (by premium volume) was Pool Re operated by the UK government to provide terrorism cover.

29.	HEDGE ACCOUNTING

At January 1, 2005, the Group designated the loan capital as denominated in foreign currencies as hedging instruments against the net investment in designated subsidiaries to reduce the foreign currency exchange risk exposure. The book value of the hedging instruments at December 31, 2005 was £626m. The fair value of the hedging instruments at December 31, 2005 was £735m.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.	SEGMENT REPORTING

The Group’s internal reporting is organized into distinguishable components based on the major geographical regions in which it operates. These components represent the primary format for reporting segment information. The secondary segment reporting format is the Group’s business segments: Personal and Commercial.

Items of segment revenue, segment expense, segment assets, and segment liabilities include amounts of such items that are directly attributable to a segment and amounts of such items that can be allocated to a segment on a reasonable basis. Items are allocated consistently, such that an item of segment revenue is allocated to the segment that holds the income generating asset.

Primary segment – geographical

Year ended December 31, 2005

	UK	Scandinavia	International	Central functions & eliminations	Core Group	US	Group
	£m	£m	£m	£m	£m	£m	£m

Gross written premiums	3,359	1,368	1,680	(170)	6,237	183	6,420
Less: reinsurance premiums	(727)	(44)	(343)	177	(937)	(83)	(1,020)

Net written premiums	2,632	1,324	1,337	7	5,300	100	5,400

Underwriting result	154	65	63	(19)	263	(145)	118

Investment income	274	108	116	—	498	118	616
Realized gains	61	23	25	—	109	20	129
Unrealized gains/(losses), impairments & foreign exchange	7	2	3	—	12	—	12
Unwind of discount	(21)	(18)	—	—	(39)	(22)	(61)

Investment result	321	115	144	—	580	116	696

Insurance result	475	180	207	(19)	843	(29)	814
Other activities	(1)	(8)	2	(93)	(100)	(16)	(116)

Operating result (management basis)	474	172	209	(112)	743	(45)	698
Amortization	—	(6)	(5)	—	(11)	(6)	(17)
Reorganization costs	(37)	—	—	—	(37)	(49)	(86)
Benefit from change of pension scheme design	180	—	—	—	180	—	180
Profit on disposal of significant shareholding in Rothschilds	—	—	—	61	61	—	61
Share of associates	—	—	(3)	—	(3)	—	(3)

Results of operating activities (per Income Statement)	617	166	201	(51)	933	(100)	833
Interest costs	(2)	(5)	—	(100)	(107)	—	(107)
Profit/(loss) on disposals of subsidiaries	—	—	—	65	65	71	136
Share of associates net of tax	—	—	3	—	3	—	3

Profit/(loss) before tax	615	161	204	(86)	894	(29)	865
Income tax expense					(259)	(1)	(260)

Profit/(loss) for the year					635	(30)	605

Other segment items included in the Income Statement:
Depreciation and amortization expenses	38	18	23	4	83	10	93

Other significant non cash expenses include unwind of discount and the benefit from change of pension scheme design.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 30 continued

The segment assets and liabilities at December 31, 2005 and capital expenditure for the year then ended are as follows:

	UK	Scandinavia	International	Central functions & eliminations	Core Group	US	Group
	£m	£m	£m	£m	£m	£m	£m

Segment assets	9,098	4,182	4,991	1,332	19,603	4,893	24,496
Associates	—	3	—	26	29	—	29
Income tax assets	3	6	60	3	72	—	72

Total assets	9,101	4,191	5,051	1,361	19,704	4,893	24,597

Segment liabilities	7,939	3,054	3,901	1,754	16,648	4,524	21,172
Income tax liabilities	26	116	71	75	288	3	291

Total liabilities	7,965	3,170	3,972	1,829	16,936	4,527	21,463

Capital expenditure:
Property and equipment	34	13	13	—	60	1	61
Goodwill and other intangible assets	102	8	72	—	182	—	182

Year ended December 31, 2004
	UK	Scandinavia	International	Central functions & eliminations	Core Group	US	Group

Gross written premiums	3,585	1,326	1,596	(156)	6,351	304	6,655
Less: reinsurance premiums	(1,030)	(98)	(410)	159	(1,379)	(194)	(1,573)

Net written premiums	2,555	1,228	1,186	3	4,972	110	5,082

Underwriting result	95	54	45	(9)	185	(462)	(277)

Investment income	244	96	103	—	443	108	551
Realized gains	61	25	26	—	112	1	113
Unrealized gains/(losses), impairments & foreign exchange	(2)	(1)	(1)	—	(4)	2	(2)
Unwind of discount	(21)	(29)	—	—	(50)	(21)	(71)

Investment result	282	91	128	—	501	90	591

Insurance result	377	145	173	(9)	686	(372)	314
Other activities	32	(13)	4	(86)	(63)	7	(56)

Operating result (management basis)	409	132	177	(95)	623	(365)	258
Amortization	—	(7)	(7)	—	(14)	(8)	(22)
Reorganization costs	(62)	—	(7)	—	(69)	(49)	(118)
Share of associates	(3)	—	(9)	(2)	(14)	—	(14)

Results of operating activities (per Income Statement)	344	125	154	(97)	526	(422)	104
Total interest costs	—	—	—	(75)	(75)	—	(75)
Profit/(loss) on disposals of subsidiaries	—	(1)	(5)	(3)	(9)	7	(2)
Share of associates net of tax	2	—	6	—	8	—	8

Profit/(loss) before tax on continuing operations	346	124	155	(175)	450	(415)	35
Income tax expense					(111)	23	(88)

Profit/(loss) for the year on continuing operations					339	(392)	(53)

Discontinued life					(27)	—	(27)

Profit/(loss) for the year					312	(392)	(80)

Other segment items included in the Income Statement:
Depreciation and amortization expenses	23	18	18	5	64	15	79

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 30 continued

Other significant non cash expenses include unwind of discount.

The segment assets and liabilities at December 31, 2004 and capital expenditure for the year then ended are as follows:

	UK	Scandinavia	International	Central functions & eliminations	Core Group	US	Group
	£m	£m	£m	£m	£m	£m	£m

Segment assets	9,162	4,016	4,149	154	17,481	6,964	24,445
Associates	—	3	1	25	29	—	29
Income tax assets	3	4	37	136	180	—	180

Total assets	9,165	4,023	4,187	315	17,690	6,964	24,654

Segment liabilities	8,068	2,956	3,308	450	14,782	6,560	21,342
Income tax liabilities	34	91	45	7	177	2	179

Total liabilities	8,102	3,047	3,353	457	14,959	6,562	21,521

Capital expenditure:
Property and equipment	17	32	8	—	57	—	57
Goodwill and other intangible assets	101	4	20	—	125	—	125

Secondary segment – business

Year ended December 31, 2005

	Core Group				US

	Personal	Commercial	Central functions & eliminations	Core Group	Personal	Commercial	Total
	£m	£m	£m	£m	£m	£m	£m

Gross written premiums from external customers	2,805	3,602	(170)	6,237	183	—	6,420
Total assets	5,717	12,626	1,361	19,704	949	3,944	24,597

Capital expenditure:
Property and equipment	18	42	—	60	—	1	61
Goodwill and other intangible assets	47	135	—	182	—	—	182

Year ended December 31, 2004
	Core Group				US

	Personal	Commercial	Central functions & eliminations	Core Group	Personal	Commercial	Total
	£m	£m	£m	£m	£m	£m	£m

Gross written premiums from external customers	2,770	3,737	(156)	6,531	304	—	6,655
Total assets	5,306	12,069	315	17,690	1,350	5,614	24,654

Capital expenditure:
Property and equipment	23	34	—	57	—	—	57
Goodwill and other intangible assets	26	99	—	125	—	—	125

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

31.	SUBSIDIARIES

Country of incorporation		Principal activity

United Kingdom (note 1)	Royal Insurance Holdings plc (note 2)	Holding company
	Royal & Sun Alliance Insurance plc	General insurance
	British Aviation Insurance Company Limited (57.1%)	General insurance
	The Globe Insurance Company Limited	General insurance
	The Marine Insurance Company Limited	General insurance
	Royal International Insurance Holdings Limited	General insurance
	Royal & Sun Alliance Reinsurance Limited	General insurance
	Sun Alliance and London Insurance plc	General insurance
	Sun Insurance Office Limited	General insurance
Argentina	Royal & Sun Alliance Seguros (Argentina) SA	General insurance
	La Republica Compania Argentina de Seguros Generales SA	General insurance
Bahrain	Royal & Sun Alliance Insurance (Middle East) Limited (E.C.) (50.01%)	General insurance
Brazil	Royal & Sun Alliance Seguros (Brasil) SA	General insurance
Canada	Roins Financial Services Limited	Holding company
	Quebec Assurance Company	General insurance
	The Johnson Corporation	General insurance
	Royal & Sun Alliance Insurance Company of Canada	General insurance
	Western Assurance Company	General insurance
Chile	Royal & Sun Alliance Seguros (Chile) SA (97.5%)	General insurance
	Compania de Seguros Generales Cruz del Sur SA	General insurance
Colombia	Royal & Sun Alliance Seguros (Colombia) SA (86.5%)	General insurance
Denmark	Codan A/S (71.7%)	Holding company
	Codan Forsikring A/S (71.7%)	General insurance
Guernsey	Insurance Corporation of the Channel Islands Limited	General insurance
Isle of Man	Tower Insurance Company Limited	General insurance
Mexico	Royal & Sun Alliance Seguros (Mexico) SA de CV	General insurance
Netherlands Antilles	Royal & Sun Alliance Insurance (Antilles) NV (51.0%)	General insurance
Singapore	Royal & Sun Alliance Insurance (Singapore) Limited	General insurance
Sweden	Trygg-Hansa Försäkrings AB, Publikt (71.7%)	General insurance
United States of America	Royal & Sun Alliance USA, Inc	Holding company
	Guaranty National Insurance Company	General insurance
	Royal Indemnity Company	General insurance
	Royal Surplus Lines Insurance Company	General insurance
	Security Insurance Company of Hartford	General insurance
Uruguay	Royal & Sun Alliance Seguros (Uruguay) SA	General insurance
Venezuela	Royal & Sun Alliance Seguros (Venezuela) SA (99.9%)	General insurance

Notes:
1.	All UK companies are incorporated in Great Britain and are registered in England.
2.	100% direct subsidiary of Royal & Sun Alliance Insurance Group plc.
3.	Except where indicated all holdings are of equity shares and represent 100% of the nominal issued capital. In all cases the proportion of voting power held equals the proportion of ownership interest.
4.	Some subsidiaries have been omitted from this statement to avoid providing particulars of excessive length but none materially affects the results or assets of the Group.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	BUSINESS COMBINATIONS

Acquisition of subsidiaries

On November 15, 2005 the Group acquired 100% of the share capital of Compania de Seguros Generales Cruz del Sur SA located in Chile and on December 1, 2005 the Group acquired 100% of the share capital of La Republic Compania Argentina de Seguros Generales SA located in Argentina. The total consideration was £69m and goodwill of £42m arose on the acquisitions.

£m

Investments	37
Cash and cash equivalents	6
Other assets	79
Insurance contract liabilities	(82)
Other liabilities	(13)

Net assets	27
Cash consideration including acquisition costs	69

Goodwill on acquisition	42
Fair value adjustment	(4)

Goodwill	38

The total income and profit after tax of the acquired entities for the 11 months to November 30, 2005 was £49m and £nil respectively. The total income and profit after tax of the acquired entities for the one month to December 31, 2005 was £5m and £nil respectively.

During 2004, the Group acquired for £5m further minority interests in existing subsidiaries.

Disposal of subsidiaries

During the year, disposals of subsidiary undertakings and books of business were made for a total consideration of £181m, giving rise to a pre tax profit of £136m. Group disposals during the year comprise:

1.	The disposal of its Japanese business on February 28, 2005. The transaction generated proceeds, net of costs, of £59m and generated a pre tax profit of £59m.

2.
The disposal of its specialty US Nonstandard Auto business, Viking Insurance Company of Wisconsin, on November 2, 2005. The transaction generated proceeds, net of costs, of £112m and generated a pre tax profit of £71m.

3.	The disposal of its Latvian life interests and adjustments relating to prior year disposals generated proceeds of £10m and a pre tax profit of £6m.

The fair value of assets and liabilities disposed of were as follows:

£m

Investments	78
Cash	68
Other assets	37
Technical provisions	(123)
Other liabilities	(15)
Profit on disposal	136

Total cash consideration	181

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.	CASH GENERATED FROM CONTINUING OPERATIONS

	2005	2004
	£m	£m

Net profit for the year before tax on continuing operations	865	35
Adjustments for:
Depreciation	37	39
Amortization	56	40
Fair value losses (including loss on disposal) on property and equipment	3	10
Fair value losses (including loss on disposal) on investments	(186)	(120)
Fair value losses (including loss on disposal) on investment property	(51)	(27)
Impairment charge on available for sale financial assets	5	16
Share of (loss)/profit from associates	(3)	(8)
(Profit)/loss on disposal of subsidiaries	(136)	2
Foreign exchange loss/(gain)	25	(32)
Amortization of available for sale Investments	70	82
Other non cash movements	24	24
Changes in operating assets/liabilities:
Movement in technical provisions
Unearned premiums	18	(664)
Outstanding claims	(318)	(135)
Movement in working capital	(345)	802
Movement in deferred acquisition costs	32	201
Reclassification of interest (received)/paid	(558)	(509)

Cash generated from continuing operations	(462)	(244)

34.	RELATED PARTY TRANSACTIONS

The ultimate Parent Company of the Group is Royal & Sun Alliance Insurance Group plc which is incorporated in England.

The following transactions were carried out with related parties:

Key management compensation

	2005	2004
	£m	£m

Salaries and other short term employee benefits	5	4
Bonus awards	3	3
Pension benefits	1	1
Share based awards	1	1

Total	10	9

A number of the directors, other key managers, their close families and entities under their control have general insurance policies with subsidiary companies of the Group. Such policies are on normal commercial terms except that executive directors and key managers are entitled to special rates which are also available to other members of staff.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 34 continued

Year end balances arising from insurance transactions

	2005	2004
	£m	£m

Receivables from associates	1	4

35.	COMMITMENTS

Capital commitments

The Group’s significant capital commitments in respect of investment property, property and equipment, intangible assets and associates are detailed in the table below:

	2005	2004
	£m	£m

Property and equipment	4	4

Financial instrument commitments

The Group has a number of guarantees and commitments.

Bank loan guarantees

In Canada, the Group guarantees outstanding loan repayments in the event of bank loan default by broker subsidiaries and special relationship brokers. The bank loan guarantees amount in total to £9m (2004 £11m) and have a term of up to 10 years. It is not anticipated that any of the brokers will default, and full recourse is available on any default. Scandinavia has financial and performance guarantees totaling £2m (2004 £2m). The fair value of the guarantees did not materially impact the consolidated financial position of the Group.

Financial enhancement products

Within the financial enhancement product portfolio of the UK Operations, are a number of credit default swaps, residual value insurance contracts, bonds, residential property loan and lease guarantees. The guarantees are accounted for as derivative instruments at fair value. The carrying amount of the guarantees in total is a liability of £21m (2004 £29m) and the maximum term is 16 years 4 months. The total maximum potential amount of future payments in respect of these guarantees is £112m (2004 £104m). There is recourse available on one of the above guarantees of £39m (2004 £38m). The majority of the guarantee contracts are 100% reinsured with the relating recoverable held as a derivative asset.

Operating lease commitments

The Group leases various outlets and offices under non cancelable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 35 continued

Operating lease commitments where the Group is the lessee

The future aggregate minimum lease payments under non cancelable operating leases are as follows:

	Land and buildings		Other

	2005	2004	2005	2004
	£m	£m	£m	£m

One year or less	58	62	5	4
Between one and five years	179	186	2	5
After five years	162	182	—	—

	399	430	7	9
Recoveries under sub tenancies	(104)	(131)	—	—

Total	295	299	7	9

Operating lease commitments where the Group is the lessor

The future aggregate minimum lease payments under non cancelable operating leases are as follows:

	Land and buildings

	2005	2004
	£m	£m

One year or less	4	9
Between one and five years	4	9
After five years	2	1

Total	10	19

36.	DISCONTINUED OPERATIONS, NON CURRENT ASSETS AND ASSETS AND LIABILITIES OF OPERATIONS HELD FOR SALE

Discontinued operations

The UK Life, Codan Life, Poland Life and Peru Life operations (part of the Life business segment) have been presented as discontinued operations following their sale. The completion dates for the transactions were September 30, 2004 (UK Life), October 1, 2004 (Codan Life), April 16, 2004 (Poland Life) and January 1, 2004 (Peru Life).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 36 continued

An analysis of the result of discontinued operations, and the result recognized on the remeasurement of assets of the disposal group is as follows:

	2005	2004
	£m	£m

Net earned premiums	—	890
Net investment return	—	1,276
Claims incurred	—	(1,885)
Policy acquisition costs	—	(46)
Movements in funds for future appropriations	—	48
Other expenses	—	(93)

Profit before tax of discontinued operations	—	190
Tax	—	(110)

Profit after tax of discontinued operations	—	80
Loss after tax on disposal (tax: £nil)	—	(107)

Loss for the year from discontinued operations	—	(27)

Non current assets and assets and liabilities of operations held for sale

At December 31, 2005 a group occupied property within the UK segment was presented as held for sale following the decision to dispose of it and the sale being considered highly probable. At December 31, 2004 the assets and liabilities relating to the Group’s operations in Japan (part of International segment) were presented as held for sale following the approval by the Group’s management to sell and initiation of an active programme to locate a buyer. The disposal transaction was completed in February 2005.

	2005	2004
	£m	£m

Assets
Total investments	36	46
Insurance and reinsurance debtors	—	11
Deferred acquisition costs	—	2
Other debtors and other assets	—	7
Cash and cash equivalents	—	15

Total assets	36	81

Liabilities
Insurance contract liabilities	—	39
Insurance and reinsurance liabilities	—	4
Other liabilities	—	34

Total liabilities	—	77

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	SUBSEQUENT EVENTS

We announced on April 20, 2006 an offer to exchange any or all of our $500 million 8.95% subordinated guaranteed bonds due October 15, 2029 (“Yankee Bonds”) for sterling perpetual guaranteed bonds (“New Bonds”). $425,694,000 of the outstanding notional amount of the offering participated in the offering, which was settled on May 12, 2006. The balance of the Yankee Bonds remain outstanding following closing of the transaction was $73,598,000. We believe, this exchange represents an improvement in Group Quality of Capital for the following reasons:

•	Maturity: The New Bonds are perpetual with an issuer par call after 11 years accompanied by a 100bp step-up. Yankee Bonds were issued in 1999 with a 30 year bullet maturity.

•
Deferral of interest: Interest on the New Bonds can be deferred indefinitely and can only be settled via the proceeds of stock settlement (ACSM). Any deferred coupons in liquidation would rank pari passu with common stock. Interest on the Yankee Bonds can be deferred for up to 5 years on a cumulative basis. Any deferred coupons in liquidation would rank pari passu with the principal as junior subordinated debt.

•	Subordination: The New Bonds are “Innovative Tier One Capital” whereas Yankee Bonds are “Sub Lower Tier Two Bonds”.

This exchange will also improve the regulatory capital position of the Group by replacing the Yankee Bonds, which do not qualify as regulatory capital, with an innovative Tier 1 regulatory capital instrument under the FSA’s Integrated Prudential Sourcebook.

38.	SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION (“IFRS”) AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union, which differ in certain significant respects from accounting principles generally accepted in the United States of America. Such differences involve methods for measuring the amounts shown in the financial statements, financial statement classification and presentational differences and additional disclosures required by US GAAP. The International Financial Reporting Standards as adopted by the European Union comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Group’s consolidated financial statements for the year ended December 31, 2005 are the first annual financial statements that comply with IFRS. Previously, the Group prepared the consolidated financial statements in accordance with the accounting principles generally accepted in the United Kingdom (“UK GAAP”). The Group has applied IFRS 1, First Time Adoption of International Financial Reporting Standards, in preparing these consolidated financial statements. IFRS 1 allows some exemptions from full retrospective application of certain standards. As set out in Note 1, in preparing these consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS. This has resulted in some differences between UK GAAP and US GAAP involving the methods for measuring the amounts shown in the financial statements to remain applicable.

The effect on consolidated net income and shareholders’ equity of applying the significant differences between IFRS and US GAAP described below is summarized as of December 31 and for the years then ended:

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 38 continued

	2005	2004
	£m	£m

Profit/(loss) for the financial year attributable to shareholders in accordance with IFRS	555	(125)
Discontinued long term (life) business (note A)	—	5
Discounting of claims provisions (note B)	1	(81)
Deferred acquisition costs (note C)	(7)	(7)
Internal software costs capitalized (note D)	11	(24)
Real estate (note E)	(28)	(7)
Intercompany sales of real estate (note F)	13	—
Stock compensation (note G)	6	(6)
Perpetual notes (note H)	—	(14)
Pensions and Post retirement benefits (note I)	(298)	(110)
Goodwill (note J)	(62)	—
Tax effect of US GAAP adjustments (note K)	22	79
Impact of US GAAP adjustments on profit attributable to minority interests (note L)	7	5
Other adjustments	1	6

Consolidated net profit/(loss) in accordance with US GAAP	221	(279)

	2005	2004
	£m	£m

Consolidated Shareholders’ Funds in accordance with IFRS	2,743	2,765
Discounting of claims provisions (note B)	(626)	(617)
Deferred acquisition costs (note C)	(48)	(41)
Internal software costs capitalized (note D)	(19)	(30)
Real estate (note E)	(240)	(193)
Intercompany sales of real estate (note F)	(26)	(39)
Perpetual notes (note H)	—	(444)
Pensions and Post retirement benefits (note I)	55	1,025
Goodwill (note J)	—	62
Tax effect of US GAAP adjustments (note K)	203	(31)
Impact of US GAAP adjustments on profit attributable to minority interests (note L)	26	16
Other adjustments	(4)	(1)

Consolidated Shareholders’ Funds in accordance with US GAAP	2,064	2,472

A.	DISCONTINUED LONG TERM (LIFE) BUSINESS

The long term (life) business operations were disposed of during 2004 and so there was no impact on the year ended December 31, 2005. Adjustments relating to discontinued long term (life) business in 2004 primarily relate to insurance contracts reclassified to investments and valuation differences taken to unallocated divisible surplus. This caused an increase in the life profit of £5m for the year ended December 31, 2004 under US GAAP. There was no adjustment to equity at December 31, 2004 as the long term (life) business operations were disposed of during 2004. All other adjustments below relate to continuing business.

B.	DISCOUNTING OF CLAIMS PROVISIONS

Under IFRS, claims provisions relating to asbestos and environmental, workers’ compensation and other disability case reserves in the United Kingdom, United States, Canada and Scandinavia are included after reflecting interest expected to be earned. Under US GAAP, discounting is permitted only if the payment pattern

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 38 continued

and ultimate cost are fixed and determinable and the discount rate is reasonable. Discounting related to asbestos and environmental claims and certain Scandinavian and U.S. claims reserves have been reversed under US GAAP. The total amount of discount reflected in the net loss reserves under IFRS is £748m (2004 £721m). Under US GAAP the total amount of discount is £122m (2004 £104m).

During 2004, the overall impact of the discounting of reserves adjustment to the IFRS income statement was £81 million. This consisted of reserve strengthening of the Group’s asbestos and environmental claims reserves of £59 million and exchange movements of £22 million. During 2005, the overall impact was an increase in profit under US GAAP by £1 million due to further reserve strengthening of £27 million offset by exchange movements of £28 million.

C.	DEFERRED ACQUISITION COSTS

Under both IFRS and US GAAP, the costs of acquiring both new and renewal general insurance business are deferred and amortized over the period in which the related premiums are earned. Under US GAAP, however, only the acquisition costs which are directly related to and vary with the production of new and renewed contracts may be deferred, while under IFRS the amounts being deferred may include an allocation of overhead.

Under IFRS, unexpired risk reserves are set up where unearned premiums, net of deferred acquisition costs, are considered to be insufficient to meet expected future losses and loss adjustment expenses relating to unexpired risks after considering future investment income on unearned premium reserves. The unexpired risk provision is measured in aggregate for business classes, which are managed together. Under US GAAP, premium deficiencies are recorded only once the related deferred acquisition costs are completely reduced. US GAAP requires the assessment of recoverability of deferred acquisition costs to be at least reviewed annually. In performing this review, insurance contracts are grouped consistent with the manner in which they are acquired and serviced and in which their profitability is measured.

The equity reconciliation adjustment is made up as follows:

	2005	2004
	£m	£m

IFRS deferred acquisition costs	465	487
Gross up for Insurance Premium Tax	67	71
Adjustment as per consolidated shareholders’ equity reconciliation	(48)	(41)

US GAAP deferred acquisition costs	484	517

The gross up of deferred acquisition costs for Insurance Premium Tax, which is recorded as a deduction from gross written premiums for IFRS purposes and an expense for US GAAP presentation, has no equity impact since a similar adjustment is made to unearned premium reserves.

The net income reconciliation adjustment reflects the change in the consolidated shareholders’ equity adjustment.

D.	INTERNAL SOFTWARE COSTS CAPITALIZED

Under both IFRS and US GAAP, the costs of software development are deferred and amortized over its expected useful life, normally three years. Under US GAAP, however, only the software development costs which are directly related to and vary with the development of software may be deferred, while under IFRS the amounts being deferred may include an allocation of overhead.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 38 continued

The reduction in value under US GAAP of capitalized and unamortized internal software costs at December 31, 2005 was £19m (2004 £30m).

E.	REAL ESTATE

Under IFRS, properties that are not occupied by the Group for its own use are treated as investment properties. These properties are reported at fair value with no depreciation charged against income. Properties that are occupied by the Group for its own use are treated as Group occupied properties. These properties are reported at fair value and depreciation is charged against income over their expected useful lives, primarily 30 years.

Under US GAAP all properties are recorded at their historical cost less depreciation thereon and segregated between those held for investment purposes and those occupied. Real estate assets are depreciated over their expected useful lives, primarily 30 years. The equity reconciliation reflects the impact of accounting for real estate on a depreciated cost basis. The net income adjustment reflects the depreciation charge and the change to realized gains as a result of this difference. It also reflects the reversal of the unrealized gains/losses recorded on an IFRS basis.

The adjustment to shareholders’ equity was calculated as follows:

	2005	2004
	£m	£m

Fair value of investment real estate	435	416
Fair value of occupied real estate	301	319
Fair value of property held for sale	36	—

Total fair value of real estate as reported under IFRS	772	735

Net book value of investment real estate	224	206
Net book value of occupied real estate	266	297
Net book value of property held for sale	16	—

Total net book value of real estate as reported under US GAAP	506	503

Adjustment to restate real estate to depreciated cost	266	232

The adjustment to restate real estate to depreciated cost incorporates the adjustment to restate property to its original depreciated cost and includes the transfers between Group companies referred to in note in 38F.

F.	INTERCOMPANY SALES OF REAL ESTATE

Under UK GAAP, intercompany sales of real estate investments between the general and life companies were not eliminated because the assets held within the long term (life) business fund were regarded as a separate legal fund for UK GAAP. However these intercompany sales were eliminated under US GAAP creating a difference in retained profits and the historic cost of investments.

On transition to IFRS, the cost determined under UK GAAP for real estate was used as the deemed cost for IFRS.

During 2005 certain properties were sold outside the Group which had realized gains of £13m recorded under UK GAAP and consequently IFRS but which were previously eliminated under US GAAP. As a result the gains have been realized under US GAAP in 2005 through the income reconciliation, reducing the recurring difference between IFRS and US GAAP in the equity reconciliation at December 31, 2005 to £26m (2004 £39m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 38 continued

During 2004 properties on which intercompany gains were recorded under UK GAAP in 1998 of £76m, were sold outside the Group as part of the disposal of the life companies. The 2004 income reconciliation reflects, within discontinued long term (life) business, the impact of realizing these gains on a US GAAP basis. Following disposal of the properties outside of the Group there is no impact on the equity reconciliation.

G.	STOCK COMPENSATION

Under US GAAP and IFRS, a fair value based method of accounting for employee stock option plans has been used. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the vesting period. However, on adoption of IFRS, the Group exercised the option available under IFRS 1, First-time Adoption of International Financial Reporting Standards, not to apply IFRS 2, Share-based Payments, to equity instruments that were granted on or before November 7, 2002. The net income reconciliation reflects the adjustment required to recognize the compensation cost calculated in accordance with SFAS No. 123.

H.	PERPETUAL NOTES

The Group issued subordinated guaranteed perpetual notes of £450m (£444m net of discount and fees) on July 23, 2004. The notes pay an annual coupon of 8.50% with an option to call the notes, or if not called for the coupon rate to be reset, on December 8, 2014 and every five years thereafter.

IFRS require perpetual debt to be classified as equity where the issuer has no contractual obligation to deliver cash (or another financial asset) to another party. Once classified as equity the subsequent interest payments (and related income tax benefits) are recognized directly in equity. Under the original terms of the loan agreement the Group had an option to defer interest payments indefinitely, provided no dividend was declared or distribution paid in respect to any class of share capital since the most recent Annual General Meeting. Accordingly, the interest payments for the year ended December 31, 2004 of £14m were recognized directly in equity.

Under US GAAP where an instrument is legally a debt and includes a conditional or unconditional obligation to transfer economic benefits, such an instrument is generally classified as a financial liability. Accordingly, subordinated guaranteed perpetual notes are classified as a financial liability under US GAAP with interest payments recognized in the Statement of Income.

During the year ended December 31, 2005, the loan agreement was amended such that the subordinated guaranteed perpetual notes became a financial liability under IFRS and so there will be no impact on the equity reconciliation in future periods.

I.	PENSIONS AND POST RETIREMENT BENEFITS

Under IFRS, the funded status of the plans was recognized ‘in full’ on adoption of IAS 19, Employee Benefits, on January 1, 2004. Consequently, a net liability of £705m was recognized in full on that date. Under US GAAP, on transition to FAS 87, Employer’s Accounting for Pensions, a transition asset was set up calculated as being the difference between (a) the projected benefit obligation and (b) the fair value of plan assets plus previously recognized unfunded accrued pension cost less previously recognized prepaid pension cost. This transition asset had been fully amortized by January 1, 2004.

Under IFRS, the Group opted to recognize actuarial gains and losses in full, as they arise, in equity. The actuarial losses are thus recognized in full subsequent to January 1, 2004. Under US GAAP, the Group amortizes, over the working lives of participating employees, the net gain/loss in excess of 10% of the greater of the defined benefit obligation and the fair value of plan assets at the beginning of year. The amortized amount each year is recognized in income, while the cumulative effect of the unrecognized amounts affect the asset or liability recognized in equity.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 38 continued

Under US GAAP a calculation is undertaken to verify whether the funded status of each plan, based on the Accumulated Benefit Obligation (“ABO”), is in surplus or deficit against pension plan assets. The ABO differs from the Projected Benefit Obligation in that it does not recognise projected salary increases. If there is a surplus based on the ABO (and so the plan is deemed funded) then the asset is included in prepayments. If there is a deficit with regards to the ABO then the asset relating to the plan is required to be recognized within equity, reducing shareholders’ funds.

In addition during 2005, the U.K. defined benefit schemes were altered from providing benefits on a final salary basis to benefits on a revalued average salary basis with effect from January 1, 2006. As a result of the changes, the projected benefit obligations of the schemes are reduced from the date of change. Under IFRS, the one off benefit of £180 million arising from the reduction is recorded in the Income Statement in 2005. US GAAP prohibits the cost of providing such prior service cost benefits from being included in the Income Statement in the year of the amendment, but provides for recognition during the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

J.	GOODWILL

The goodwill recognized under US GAAP is made up as follows:

	2005	2004
	£m	£m

Goodwill as at January 1	177	181
Exchange	3	1
Additions	38	3
Disposals	(4)	(5)
Impairment	(62)	(3)

Goodwill as at December 31	152	177

	As of January 1 2005	Exchange	Additions/ (disposals)	Impairment	As of December 31 2005
	£m	£m	£m	£m	£m

UK	23	—	—	(20)	3
Scandinavia	124	(5)	(3)	(16)	100
International	30	8	37	(26)	49

Total	177	3	34	(62)	152

Total adjustments which have a direct impact on equity of £nil (2004 £62m) have been made to goodwill under US GAAP at December 31, 2005 when compared with IFRS. The Group performed an annual impairment test for goodwill balances under IFRS as of December 31, 2005 with no material impairment write-downs of goodwill. The Group has impaired the historic goodwill balances under US GAAP down to the level recognized under IFRS, with the write down charged to the statement of income in 2005. The fair value of major reporting units has been based on discounted cashflows.

The adjustments previously made to shareholders’ equity represented the capitalization and amortization of goodwill written off to reserves prior to 1998 under IFRS, reversal of disallowed amortization previously recorded under UK GAAP and subsequently adapted under IFRS, adjustments to profit or loss on disposal of subsidiaries due to differences in carried goodwill, and the purchase accounting adjustments.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 38 continued

K.	DEFERRED TAXES

Under IFRS, deferred tax is provided for most timing differences between the book and tax bases of assets and liabilities at the tax rate that has been substantively enacted at the reporting date. Deferred tax assets are only recognized where it is considered probable that they will be realized. Under US GAAP, deferred tax is provided for all differences between the book and tax bases of assets and liabilities at the statutory rate of each reporting date. US GAAP does not allow deferred tax to be discounted. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The adjustments in the net income and equity reconciliations reflect the impact of recognizing deferred tax on a fully comprehensive, undiscounted basis and the deferred tax impact of other US GAAP adjustments made that affect net income.

For certain long term (life) operations, primarily the U.K., the Group was subject to the taxes on all the income less expenses arising, including income and expenses on separate account and participating life contracts. These taxes have been included within the income tax expense with a corresponding entry to gross written premiums and policy fees for the separate accounts, and within policyholder participations in profit in respect of the participating business. Under IFRS, deferred taxes in respect of the long term (life) business were recorded within the long term (life) business provision. For US GAAP, these balances are reclassified to deferred tax liability.

The reconciliation of the IFRS tax charge to the US GAAP tax charge is as follows:

	2005	2004
	£m	£m

IFRS tax attributable to the long term (life) operations	—	107
Tax on profit on ordinary activities	260	88

Total IFRS tax	260	195
US GAAP net income adjustment	(22)	(69)
Foreign exchange adjustment	—	(5)

Total US GAAP tax	238	121

L.	MINORITY INTERESTS

The impact of the minority interest share of differences between US GAAP and IFRS has been reflected separately as minority interests within the shareholders’ equity and net income attributable to minorities within net income reconciliations.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	CONDENSED CONSOLIDATED US GAAP FINANCIAL STATEMENTS

The following condensed consolidated US GAAP financial statements reflect the effects of the material differences between IFRS and US GAAP on consolidated net income and shareholders’ equity identified in note 38.

A.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (US Basis of Accounting)

	For the years ended December 31

	2005	2004
	£m	£m

Revenues
Gross written premiums and policy fees	6,606	6,821
Less premiums ceded to reinsurers	(1,035)	(1,577)

Net written premiums and policy fees	5,571	5,244
Net change in unearned premium reserve	(17)	676

Net earned premiums and policy fees	5,554	5,920
Net investment income	451	402
Unrealized gains/( losses) on trading assets	(14)	91
Realized gains, net	221	86
Other income	24	45

Total revenues	6,236	6,544

Benefits, losses and expenses
Property and casualty loss and loss adjustment expenses	3,665	4,446
Underwriting expenses	2,012	2,173
(Profit)/loss on disposal of subsidiaries	(135)	2
Other expenses	188	137

Total benefits, losses and expenses	5,730	6,758

Profit/(loss) from continuing operations before income taxes and minority interests	506	(214)
Income tax expense relating to continuing operations	(238)	(57)
Minority interests relating to continuing operations	(47)	(40)

Profit/(loss) from continuing operations	221	(311)

Profit related to discontinued operations *	—	32

Net profit/(loss)	221	(279)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 39 continued

	2005		2004
	£m		£m

Basic profits/(losses) per share
Continuing operations	7.6	p	(10.8	)p
Discontinued operations	—		1.1	p
Preferred dividends	(0.3	)p	(0.3	)p

Net profit/(loss) attributable to equity shareholders	7.3	p	(10.0	)p

Diluted profits/(losses) earnings per share
Continuing operations	7.6	p	(10.8	)p
Discontinued operations	—		1.1	p
Preferred dividends	(0.3	)p	(0.3	)p

Net profit/(loss) attributable to equity shareholders	7.3	p	(10.0	)p

*
Included in the 2004 profit from discontinued operations is the cumulative effect of a change in accounting principle in the Group’s long term (life) operations of £128m (net of taxes of £55m) associated with the adoption of SOP 03-01 on January 1, 2004. Additionally, included in the 2004 profit from discontinued operations is the gain on disposal of subsidiaries of £114m.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 39 continued

B.	CONDENSED CONSOLIDATED BALANCE SHEETS

CONDENSED CONSOLIDATED BALANCE SHEETS (US Basis of Accounting)

	As of December 31

	2005	2004
	£m	£m

ASSETS
Investments
Fixed maturities	11,609	11,175
Equity securities	1,680	1,662
Real estate	224	206
Mortgage loans	14	45
Policyholder, collateral and other loans	49	45
Other investments	29	29
Short-term investments	95	206

Total investments	13,700	13,368

Other assets
Cash and cash equivalents	1,617	1,882
Receivables from insurance operations	1,978	1,877
Reinsurance recoverables	5,100	5,092
Other receivables	354	417
Accrued investment income	155	138
Deferred policy acquisition costs	484	517
Goodwill	152	177
Other assets	661	1,500
Deferred tax asset	318	225
Other intangible assets	208	70

Total other assets	11,027	11,895

Non current assets held for sale	16	—

Total assets	24,743	25,263

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 39 continued

	As of December 31

	2005	2004
	£m	£m

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Reserve for losses and loss adjustment expenses	14,923	15,085
Reserve for unearned premiums	3,074	2,979
Funds held under reinsurance contracts	347	292
Notes, bonds and loans payable	1,329	1,406
Deferred income taxes	318	212
Other insurance liabilities	475	783
Other liabilities	1,848	1,682

Total liabilities	22,314	22,439

Minority interests	365	352

Shareholders’ equity
Common stock, par (nominal) value	807	801
Preferred stock, par (nominal) value	125	125
Additional paid-in capital (share premium)	1,456	1,440
Retained earnings	52	(25)
Accumulated other comprehensive income
Unearned ESOP shares	(57)	(54)
Unrealized gains on investments, net	385	424
Cumulative translation adjustments	243	165
Pension asset	(947)	(404)

Total shareholders’ equity	2,064	2,472

Total liabilities and shareholders’ equity	24,743	25,263

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 39 continued

C.	CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Stock Number of Shares Issued	Preferred Stock Number of Shares Issued	Common Stock £m	Preferred Stock £m	Additional Paid-in Capital £m	Unearned ESOP Shares £m	Cfwd below £m

Balance at January 1, 2005	2,912,318,571	125,000,000	801	125	1,440	(54)	2,312
Net profit	—	—	—	—	—	—	—
Cumulative translation adjustments	—	—	—	—	—	—	—
Issuance of common shares	22,798,723	—	6	—	14	—	20
Dividends paid	—	—	—	—	—	—	—
Unrealized losses, net	—	—	—	—	—	—	—
Stock compensation	—	—	—	—	2	—	2
Purchase and cancellation of stock	—	—	—	—	—	(3)	(3)
Pension liability	—	—	—	—	—	—	—

Balance at December 31, 2005	2,935,117,294	125,000,000	807	125	1,456	(57)	2,331

		Accumulated Comprehensive Income
	Bfwd from above £m	Unrealized Gains on Investments Net £m	Pension Asset £m	Cumulative Translation Adjustments £m	Retained Earnings £m	Total Shareholders’ Equity £m

Balance at January 1, 2005	2,312	424	(404)	165	(25)	2,472
Net profit	—	—	—	—	221	221
Cumulative translation adjustments	—	7	—	78	—	85
Issuance of common shares	20	—	—	—	—	20
Dividends paid	—	—	—	—	(144)	(144)
Unrealized losses, net	—	(46)	—	—	—	(46)
Stock compensation	2	—	—	—	—	2
Purchase and cancellation of stock	(3)	—	—	—	—	(3)
Pension liability	—	—	(543)	—	—	(543)

Balance at December 31, 2005	2,331	385	(947)	243	52	2,064

	Common Stock Number of Shares Issued	Preferred Stock Number of Shares Issued	Common Stock £m	Preferred Stock £m	Additional Paid-in Capital £m	Unearned ESOP Shares £m	Cfwd below £m

Balance at January 1, 2004	2,880,199,331	125,000,000	792	125	1,415	(54)	2,278
Net loss	—	—	—	—	—	—	—
Cumulative translation adjustments	—	—	—	—	—	—	—
Issuance of common shares	32,119,240	—	9	—	15	—	24
Dividends paid	—	—	—	—	—	—	—
Unrealized losses, net	—	—	—	—	—	—	—
Stock compensation	—	—	—	—	10	—	10
Purchase and cancellation of stock	—	—	—	—	—	—	—
Pension liability	—	—	—	—	—	—	—

Balance at December 31, 2004	2,912,318,571	125,000,000	801	125	1,440	(54)	2,312

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 39 continued

		Accumulated Comprehensive Income
	Bfwd from above £m	Unrealized Gains on Investments Net £m	Pension Liability £m	Cumulative Translation Adjustments £m	Retained Earnings £m	Total Shareholders’ Equity £m

Balance at January 1, 2004	2,278	143	(763)	181	683	2,522
Transfer*	—	290	—	—	(290)	—

Balance at January 1, 2004 (restated)	2,278	433	(763)	181	393	2,522
Net loss	—	—	—	—	(279)	(279)
Cumulative translation adjustments	—	—	—	(16)	—	(16)
Issuance of common shares	24	—	—	—	—	24
Dividends paid	—	—	—	—	(139)	(139)
Unrealized losses, net	—	(9)	—	—	—	(9)
Stock compensation	10	—	—	—	—	10
Purchase and cancellation of stock	—	—	—	—	—	—
Pension liability	—	—	359	—	—	359

Balance at December 31, 2004	2,312	424	(404)	165	(25)	2,472

*
The move to IFRS identified that a restatement was required to the 2004 opening equity to correct for a misstatement in years prior to 2004. An amount of £290m was transferred from retained earnings to net unrealized gains on investments. There was no impact on either Total Shareholders’ Equity or the consolidated Statement of Income.

Total comprehensive income for the year ended December 31, 2005 was £(283)m (2004 £55m).

The deferred tax on unrealized gains on investments for the year ended December 31, 2005 was £(35)m (2004 £8m). The deferred tax on pension liability for the year ended December 31, 2005 was £222m (2004 £(230)m).

D.	CASH FLOW INFORMATION

In accordance with IFRS, the Group’s consolidated cash flow statements are presented in accordance with International Accounting Standard 7 ‘Cashflow Statements’. The statements and notes thereto present substantially the same information as that required under US GAAP as required by Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows”.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 39 continued

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US Basis of Accounting)

	For the years ended December 31
	2005 £m	2004 £m

Net cash provided by/(used in) operating activities	31	(413)
Net cash used in investing activities	(130)	(1,036)
Net cash used in financing activities	(237)	(24)
Effect of exchange rate changes on cash and cash equivalents	71	(108)

Change in cash and cash equivalents	(265)	(1,581)
Cash and cash equivalents – as of January 1	1,882	3,463

Cash and cash equivalents – as of December 31	1,617	1,882

40.	ADDITIONAL US GAAP DISCLOSURES

Set forth below are the additional disclosures which are required to be included in the consolidated financial statements under US GAAP.

A.	EXCHANGE RATES

Weighted average rates of exchange for the periods are U.S. Dollar 1.82 (2004 1.83), Canadian Dollar 2.20 (2004 2.38) and Danish Kroner 10.90 (2004 10.95).

The closing rates of exchange as of December 31, 2005 are U.S. Dollar 1.72 (2004 1.92), Canadian Dollar 2.01 (2004 2.30) and Danish Kroner 10.86 (2004 10.51).

B.	EARNINGS PER SHARE (EPS)

The earnings per share calculation is calculated by reference to the US GAAP net income attributable to equity shareholders. The weighted average number of shares is based on the weighted average shares in issue during the year as disclosed in note (6).

The diluted earnings per share is calculated by reference to the US GAAP net income attributable to equity shareholders after adjustment for potentially dilutive securities.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

The information used in determination of earnings per share for the years ended December 31, is as follows:

	2005		2004
	Ordinary Shares m	Net Income £m	Ordinary Shares m	Net Income £m

Net profit/(loss) from continuing operations	2,896.06	221	2,872.09	(311)
Net profit from discontinued operations		—		32
Preferred dividends		(9)		(9)

Profit/(loss) applicable to ordinary shares		212		(288)
Effect of dilutive securities:
Stock options	17.45	—	8.19	—

Net profit/(loss) attributable to ordinary shares and potentially dilutive securities	2,913.51	212	2,880.28	(288)

	2005		2004

Basic earnings/(losses) per share
Continuing operations	7.6	p	(10.8	)p
Discontinued operations	—		1.1p
Preferred dividends	(0.3	)p	(0.3	)p

Net earnings/(losses) attributable to equity shareholders	7.3	p	(10.0	)p

Diluted earnings/(losses) earnings per share
Continuing operations	7.6	p	(10.8	)p
Discontinued operations	—		1.1p
Preferred dividends	(0.3	)p	(0.3	)p

Net earnings/(losses) attributable to equity shareholders	7.3	p	(10.0	)p

C.	REVENUE RECOGNITION

Premiums on short duration property and casualty and life contracts are recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Premiums on long duration life contracts were recognized as revenue when due from policyholders. Revenues from universal life contracts included charges for costs of insurance, surrender charges and maintenance expenses and were recognized as they were assessed against the policyholder. Initial policy fees on long duration life insurance contracts (primarily universal life and investments contracts) that were in excess of the level of annual policy fees taken thereafter were deferred and recognized over the term of the policy. These accounting policies did not remain applicable to the Group after October 2004, when the Group completed the disposal of its life operations.

D.	INVESTMENTS

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

Total investments as of December 31 were as follows:

	2005		2004

	Carrying Value £m	Fair Value £m	Carrying Value £m	Fair Value £m

Equity securities	1,680	1,680	1,662	1,662

Fixed maturities:
UK Government	1,736	1,736	1,922	1,922
US Government	696	696	1,019	1,019
Obligations of US state and local government authorities	217	217	4	4
Other government	2,891	2,891	3,219	3,219
Corporate securities	4,315	4,315	2,866	2,866
Mortgage-backed securities	1,514	1,514	1,306	1,306
Other bonds and private placements	10	10	716	716
Other	230	230	123	123

Total fixed maturities	11,609	11,609	11,175	11,175
Mortgage loans on real estate	14	14	45	45
Real estate	224	435	206	417
Policyholder, collateral and other loans	49	49	45	45
Short-term investments	95	95	206	206
Other investments	29	29	29	29

Total investments	13,700	13,911	13,368	13,579

For the year ended December 31, 2005, impairments arising on the overall portfolio of fixed maturities and equity investments amounted to £5m (2004 £16m).

At December 31, 2005, investment real estate consisted of land with a cost of £27m (2004 £48m), buildings with a cost of £262m (2004 £219m) and accumulated depreciation of £65m (2004 £61m). Depreciation expense for 2005 was £8m (2004 £82m).

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

The amortized cost for fixed maturities and historical cost for equity securities, gross unrealized gains and losses and estimated fair values of investments in available-for-sale fixed maturities and equity securities as of December 31 were as follows:

	2005
	Amortized Cost £m	Gross Unrealized Gains £m	Gross Unrealized Losses £m	Fair Value £m

Equity securities	1,206	494	(20)	1,680
Fixed maturities:
UK Government	1,725	12	(1)	1,736
US Government	703	2	(9)	696
Obligations of US state and local government authorities	213	5	(1)	217
Other Government	2,882	19	(10)	2,891
Corporate securities	4,290	48	(23)	4,315
Mortgage-backed securities	1,503	13	(2)	1,514
Other bonds and private placements	11	—	(1)	10
Other	217	13	—	230

Total	12,750	606	(67)	13,289

	2004

	Amortized Cost £m	Gross Unrealized Gains £m	Gross Unrealized Losses £m	Fair Value £m

Equity securities	1,248	422	(8)	1,662
Fixed maturities:
UK Government	1,915	16	(9)	1,922
US Government	1,014	11	(6)	1,019
Obligations of US state and local government authorities	4	—	—	4
Other Government	3,209	11	(1)	3,219
Corporate securities	2,796	75	(5)	2,866
Mortgage-backed securities	1,295	14	(3)	1,306
Other bonds and private placements	695	22	(1)	716
Other	137	—	(14)	123

Total	12,313	571	(47)	12,837

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

The amortized cost and fair value of available-for-sale fixed maturities by contractual maturity at December 31, 2005 were as follows:

	Amortized Cost £m	Fair Value £m

Due in one year or less	2,507	2,491
Due after one year through five years	6,427	6,452
Due after five years through ten years	1,563	1,587
Due after ten years	971	988
Without a single maturity date*	83	91

Total	11,551	11,609

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

Realized gains and losses on available-for-sale fixed maturities and equity securities, as predominantly determined by the first-in-first-out method for fixed maturities and average cost for equity securities, and the proceeds thereon for the years ended December 31, were as follows:

	2005 £m	2004 £m

Proceeds from sales	9,764	14,348
Gross realized gains on those sales	194	51
Gross realized losses on those sales	(32)	(20)

Net realized gains/(losses) arising on the overall portfolio of available-for-sale and trading fixed maturities and equity investments are shown below:

	2005 £m	2004 £m

Equity securities	127	252
Fixed maturities	35	(115)

	162	137

The following table shows the gross unrealized losses and fair value of those investments deemed not to be other than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

	2005
	Equity Securities £m	Fixed Maturities £m

Less than 12 months
Fair value	25	1,335
Unrealized losses	(2)	(16)
Total number of investments	23	278
12 months or more
Fair value	26	903
Unrealized losses	(3)	(16)
Total number of investments	19	127
Total
Fair value	51	2,238
Unrealized losses	(5)	(32)
Total number of investments	42	405

	2004
	Equity Securities £m	Fixed Maturities £m

Less than 12 months
Fair value	42	1,609
Unrealized losses	(5)	(20)
Total number of investments	25	197
12 months or more
Fair value	55	1,597
Unrealized losses	(3)	(19)
Total number of investments	28	53
Total
Fair value	97	3,206
Unrealized losses	(8)	(39)
Total number of investments	53	250

The Group reviews its fixed interest maturities and equity securities to determine whether any decline in fair value is other than temporary. In performing such reviews, the Group considers all known relevant facts about the investment, however, considerable judgment is exercised as to the recoverability of each security.

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

Fixed maturities below investment grade or those not rated held by the Group as of December 31, 2005 were approximately £99m (2004 £172m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

At December 31, 2005 all collateralized mortgage obligations (“CMOs”) held were investment grade and approximately 83% (2004 70%) were backed by various U.S. government agencies. The remaining 17% (2004 30%) were corporate issues. At December 31, 2005 the fair value of the CMO portfolio was £13m (2004 £22m). The Group’s CMO portfolio is readily marketable. There were no derivative (high risk) CMO securities contained in the portfolio at December 31, 2005 and 2004.

Impaired mortgage loans were £2m at December 31, 2005 (2004 £4m). As of December 31, 2005 a valuation allowance of £nil (2004 £nil) was established to reduce the carrying value of the mortgage loans to the present value of expected future cash flows for these loans. Interest foregone on these loans was £nil for the year ended December 31, 2005 (2004 £nil).

Included within mortgage backed securities as of December 31, 2005 were £1,511m (2004 £1,039m) of Danish and Swedish mortgage bonds. These bonds are issued by Danish and Swedish mortgage credit institutions, which are monitored by the Danish Financial Supervisory Authority and Swedish Financial Authority. Bonds are quoted and traded as securities on the Copenhagen Stock Exchange and Stockholm Stock Exchange.

Income earned from investments was comprised of the following for the years ended December 31:

	2005 £m	2004 £m

Dividends	58	215
Interest income	534	1,247
Other	12	128

Total	604	1,590

	2005 £m	2004 £m

Fixed maturities:
UK Government	86	331
Foreign Government	93	178
US Government	26	2
Obligations of US state and local government authorities	10	12
Corporate securities	184	469
Mortgage-backed securities	43	147
Other bonds and private placements	2	9
Equity securities	58	215
Investment in real estate	10	128
Short-term investments	12	76
Other	80	23

Total investment income	604	1,590
Investment expenses	(153)	(300)

Net investment income	451	1,290
Less: Net investment income from discontinued operations	—	888

Net investment income from continuing operations	451	402

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

E.	FAIR VALUE OF FINANCIAL INSTRUMENTS

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

•	Derivatives fair values are generally based upon quoted market prices.

The carrying amounts and fair values of the Group’s financial instruments as of December 31 were as follows:

	2005		2004

	Carrying Value £m	Fair Value £m	Carrying Value £m	Fair Value £m

Equity securities	1,680	1,680	1,662	1,662
Fixed maturities (excluding mortgage-backed securities)	10,095	10,095	9,869	9,869
Mortgage-backed securities	1,514	1,514	1,306	1,306
Mortgage loans on real estate	14	14	45	45
Policyholder, collateral and other loans	49	49	45	45
Short-term investments	95	95	207	207
Cash and cash equivalents	1,617	1,617	1,881	1,881
Notes, long term dated loan capital, bonds and loans payable	(1,329)	(1,329)	(1,406)	(1,406)
Forward foreign currency contracts	(1)	(1)	1	1
Options/futures	(10)	(10)	(1)	(1)
Other	(89)	(89)	(95)	(95)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

F.	REINSURANCE

Letters of credit securing reinsurance recoverables amounted to approximately £765m (2004 £748m).

The general and life premiums written and earned, and loss and loss adjustment expenses incurred for the years ended December 31 are as follows:

	Premiums Written & Policy Fees		Premiums Earned & Policy Fees		Loss & LAE Incurred & Life Policyholder Benefits
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m

General/Property & Casualty:
Direct	6,633	6,786	6,662	7,670	4,464	5,975
Assumed	(27)	35	(58)	46	48	57
Ceded	(1,035)	(1,577)	(1,050)	(1,796)	(847)	(1,586)

Total	5,571	5,244	5,554	5,920	3,665	4,446

Ratio of assumed to net written/ earned premium and policy fees	(0.5)%	0.7%	(1.0)%	0.8%
Life:
Direct	—	791	—	791	—	1,255
Ceded	—	(35)	—	(35)	—	2

Total	—	756	—	756	—	1,257

	5,571	6,000	5,554	6,676	3,665	5,703
Less discontinued operations	—	(756)	—	(756)	—	(1,257)

Continuing operations	5,571	5,244	5,554	5,920	3,665	4,446

There was no assumed life business for the year ended December 31, 2005 and 2004.

Reinsurance recoverables as of December 31 consist of the following:

	2005 £m	2004 £m

Unearned premium reserves	304	266
Reserve for loss and loss adjustment expenses	4,228	4,008
Reinsurance recoverable on claims paid	568	818

Total	5,100	5,092

G.	RESERVES FOR LOSS AND LOSS ADJUSTMENT EXPENSES

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

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

The following analysis provides a reconciliation of the activity in the reserve for losses and loss adjustment expenses on a US GAAP basis for the years ended December 31:

	2005 £m	2004 £m

At January 1:
Gross reserve for losses and loss adjustment expenses	15,085	15,603
Less reinsurance recoverable	4,008	4,283

Net reserve for losses and loss adjustment expenses	11,077	11,320

Effect of foreign currency translations	344	(181)
Effect of acquisitions, claim portfolio transfers and other reclassifications	(417)	(127)

Loss and loss adjustment expenses incurred – Property & Casualty:
Current year	3,746	4,035
Prior years	(81)	294

Total incurred	3,665	4,329

Loss and loss adjustment expenses paid – Property & Casualty:
Current year	1,591	1,644
Prior years	2,383	2,613

Total paid	3,974	4,257

Loss and loss adjustment expenses incurred – Long Term Business*	—	1,280
Loss and loss adjustment expenses paid – Long Term Business*	—	1,287

At December 31:
Net reserve for losses and loss adjustment expenses	10,695	11,077
Plus reinsurance recoverable	4,228	4,008

Gross reserve for losses and loss adjustment expenses	14,923	15,085

*	The reduction is due to the disposals of our life operations in the UK and Scandinavia in 2004.

H.	PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The following table sets out the funded status of the pension and post retirement healthcare benefit schemes and reconciles it to the amounts recognized in the accompanying condensed consolidated balance sheet as of December 31:

	2005 £m	2004 £m

Plan assets at fair value	4,969	4,230
Projected benefit obligation	(5,430)	(4,924)

Funded status	(461)	(694)
Unrecognized prior service cost	(146)	49
Unrecognized net loss	1,454	1,455

Prepaid pension asset	847	810

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

The prepaid pension asset is recognized in the condensed consolidated balance sheet as follows:

	2005 £m	2004 £m

Balance sheet (accrued) benefit cost	(458)	(357)
Balance sheet prepaid benefit cost	20	604
Accumulated other comprehensive income	1,278	514
Intangible asset	7	49

Net amount recognized	847	810

The increase in the minimum liability included in other comprehensive income is £764m (2004 decrease of £588m).

The weighted average assumptions used in the accounting of the plans were:

	2005%	2004%

Discount rate	4.8	5.3
Rates of increase in compensation levels	4.0	4.1
Expected long term rate of return on assets	6.0	6.1

The net pension cost for the years ended December 31 included the following components:

	2005 £m	2004 £m

Service cost	71	78
Interest cost on benefit obligations	255	247
Expected return on plan assets	(258)	(244)
Amortization of the initial transition asset	—	(1)
Recognition of prior service cost	5	6
Recognition of net loss	100	90

Net periodic pension charge	173	176

The following tables set forth the reconciliations of the above projected benefit obligations and fair value of plan assets as at December 31:

	2005 £m	2004 £m

Change in benefit obligation:
Benefit obligation, at January 1	4,924	4,622
Service cost	71	78
Interest cost	255	247
Plan participants’ contributions	10	5
Amendments	(191)	5
Terminations	6	17
Curtailment gain	(4)	(5)
Settlements	(1)	—
Actuarial loss	513	210
Benefits paid	(225)	(229)
Foreign currency exchange rate changes	72	(26)

Benefit obligation, at December 31	5,430	4,924

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

The total accumulated benefit obligation at December 31, 2005 was £5,318m (2004 £4,487m).

	2005 £m	2004 £m

Change in plan assets:
Plan assets at fair value, January 1	4,230	3,920
Actual return on plan assets	687	400
Employer contributions	213	150
Settlements	(1)	—
Plan participants’ contributions	10	5
Benefits paid	(225)	(229)
Foreign currency exchange rate changes	55	(16)

Plan assets at fair value, at December 31	4,969	4,230

In total, for those pension and post retirement plans where the projected benefit obligation was greater than the fair value of the plan assets as at December 31, 2005, the benefit obligation was £5.2bn (2004 £4.8bn), and the fair value of plan assets was £4.8bn (2004 £4.1bn). In total for those plans where the accumulated benefit obligation was greater than the fair value of plan assets as at December 31, 2005, the accumulated benefit obligation was £5.2bn (2004 £2.0bn) and the fair value of plan assets was £4.8bn (2004 £1.7bn).

Pension costs in 2005 included a charge of £6m (2004 £17m) as a result of special termination benefits given to certain employees in the U.K.

Liabilities and assets were measured as of December 31, 2005 and 2004 for all plans.

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

Weighted Average* %

Equities	48
Bonds	46
Property	5
Other	1
*	Based on respective assets at December 31, 2005.

The fair value of total Plan assets at December 31, were divided between major asset classes as follows:

	2005%	2004%

Equities	48.4	49.1
Bonds	43.1	43.4
Property	5.3	5.1
Other	3.2	2.4

Total	100.0	100.0

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

The total benefits expected to be paid in each of the next five fiscal years and the aggregate for the five fiscal years thereafter are as follows:

Expected Benefit Payments £m

Year 1	214
Year 2	219
Year 3	222
Year 4	226
Year 5	230
Total of Years 6 – 10	1,250

The expected contributions to be paid in 2006 are £170m of which £132m relates to the U.K. plans and £38m to Overseas plans. For the U.K. plans the amount has been estimated taking into account normal contribution rates and pensionable salary rolls at December 31, 2005, together with known extra payments aimed at significantly reducing the deficiency revealed in the period up to the next funding valuations, due in 2007. The estimate does not include any special payments which would be made in respect of any early retirements occurring in connection with rationalization programs or otherwise, since the amounts involved are difficult to predict in advance.

I.	OPERATING LEASES

The Group leases its real estate held for investment to outside parties under non-cancellable operating leases as lessor. The Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Future rental payments under non- cancellable leases with terms in excess of one year were as follows as of December 31:

2005 £m

2006	63
2007	53
2008	48
2009	42
2010	38
Thereafter	162

Total	406
Recoveries under sub tenancies	(104)

Total	302

J.	INCOME TAXES

Under IFRS, deferred taxes are accounted for using the liability method to the extent that it is considered probable that a liability or asset will crystallize in the foreseeable future. Under US GAAP, deferred taxes are accounted for using the liability method on all temporary differences and the deferred tax assets are recognized where it is more likely than not that they will be realized.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

A summary of the US GAAP income tax expense within the income statement for the years ended December 31 is shown below:

	2005 £m	2004 £m

Current tax
United Kingdom	(77)	125
Foreign	60	91
Deferred tax
United Kingdom	231	(109)
Foreign	24	14

	238	121

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. US GAAP components of the net deferred income tax asset and liability were as follows:

	2005 £m	2004 £m

Deferred tax asset
Depreciation on fixed assets	4	36
Income accelerated for tax	12	7
Expenditure deferred for tax	369	374
Post retirement benefits	145	—
Loss carryforwards	568	438
Other deferred tax assets	40	30

	1,138	885
Valuation allowance	(820)	(660)

Total	318	225

Deferred tax liability
Unrealized investment gains, net	42	3
Post retirement benefits	—	75
Equalization reserves	104	132
Other deferred tax liabilities	172	2

Total	318	212

Net deferred tax asset	—	13

In the analysis above all balances relate to continuing operations.

SFAS No. 109 requires the establishment of a valuation allowance for deferred income tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Accordingly, the Group has established a valuation allowance of £820m as of December 31, 2005 (2004 £660m). This valuation allowance reflects the portion of deferred income tax benefits which may not be realized mainly because it is not likely that suitable profits will arise to absorb these benefits in the near future on certain of the Group’s subsidiaries and overseas branches.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

The total tax losses carried forward are due to expire as follows:

2005 £m

2006—2009	—
Thereafter	1,812

Total	1,812

A reconciliation of income tax expense computed by applying the U.K. income tax rate of 30% in 2005 (2004 30%) to income from operations before income taxes for the years ended December 31 is as follows:

	2005		2004

	£m	%	£m	%

US GAAP Tax Reconciliation
Profit/(loss) before income taxes, minority interests	506		(118)
Less tax recovered from life policyholders included within total profits*	—		(17)

Income taxable at corporate rates	506	100.0	(135)	100.0

Income tax at corporate rates	152	30.0	(41)	30.0
Reconciling items:
Tax exempt revenues and disallowable expenses	(21)	(4.2)	18	(13.2)
Goodwill writedown	21	4.2	—	—
Dividends taxed at lower rates	(8)	(1.6)	(9)	6.7
USA valuation allowance	31	6.1	43	(31.8)
Prior year adjustment	81	16.0	34	(25.1)
U.K. life disposal	—	—	58	(42.9)
Other	(18)	(3.5)	1	(0.7)

Total	238	47.0	104	(77.0)
Add tax recoveries from life policyholders included within total profits*	—	—	17	(12.6)

Total income tax expense	238	47.0	121	(89.6)

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

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

K.	VARIABLE INTEREST ENTITIES

The Group has no interest in a Variable Interest Entity (“VIE”) as defined in FIN 46-R which would result in the Group being considered the primary beneficiary.

The Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group stopped writing such business after February 1, 2003. However, the nature of such contracts is normally such that the Group will be at risk for a number of years and therefore liabilities remain for an extended period. Claims on these products may increase during periods of weak economic conditions.

The financial enhancement portfolio of Financial Structures Limited (“FSL”), a U.S. subsidiary, contains a variety of credit default products, including collateralized debt obligations (“CDO”), CDO transactions insured by FSL may employ variable interest entities. A typical cashflow CDO transaction, for example, employs a VIE as the purchaser of the securitized assets and as the issuer of the obligations insured by FSL. FSL does not own the VIE and participates in the transaction typically at the request of an investment bank. FSL maintains some limited contractual rights and exercises limited influence over VIE issuers of FSL-insured obligations. FSL also bears some of the “risks and rewards” associated with the performance of the VIE’s assets. Specifically, as issuer of a financial guaranty insurance policy insuring the VIE’s obligations, FSL bears the risk of asset performance (typically, but not always, after a significant depletion of overcollateralization, excess spread, a deductible or other credit protection). In addition, the VIE typically pays a periodic premium to FSL in consideration of the issuance by FSL of its insurance policy, with the VIE’s assets typically serving as the source of such premium, this providing some of the “rewards” of the VIE’s assets to FSL. These variable interests were created prior to February 1, 2003, and therefore fall under the accounting principles of FIN 46-R in 2004. FSL’s obligation to the VIE was terminated during 2005 resulting in an insurance loss of $33 million. As a result of FSL’s termination of the obligation they have no remaining exposure in the VIE’s.

At the end of 2004 the total size of the cashflow transactions, portions of which were owned by the VIE’s insured by FSL, aggregated £1.2bn. This amount did not represent the exposure to FSL, as FSL was only exposed to $107m of specific tranches that the insured VIE owned. These obligations were collateralized by VIE assets comprised of various tranches of cashflow CDO transactions, primarily involving senior secured loans in the United States.

L.	NEW US GAAP ACCOUNTING PRONOUNCEMENTS

As discussed in note 40K, in January 2003, the FASB issued FASB Interpretation No. 46, (“FIN 46”), Consolidation of Variable Interest Entities, which clarified the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements. FIN 46 was subsequently reissued as FIN 46-R in December 2003, with FIN 46-R providing additional interpretation as to existing standards on consolidation.

In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-01, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” AcSEC has developed the SOP to address the evolution of product designs since the issuance of Statement of Financial Accounting Standards (“SFAS”) No. 60, “Accounting and Reporting by Insurance Enterprises,” and SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” and the need for interpretive guidance to be developed in three areas: separate account presentation and valuation; the accounting recognition given sales inducements (bonus interest, bonus credits, persistancy bonuses); and the classification and valuation of certain long-duration contract liabilities.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

The most significant accounting implications of the SOP are as follows: (1) reporting and measuring assets and liabilities of separate account products as general account assets and liabilities when specified criteria are not met; (2) reporting and measuring seed money in separate accounts as general account assets based on the insurer’s proportionate beneficial interest in the separate account’s underlying assets; (3) capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs, but immediately expensing those sales inducements accrued or credited if such criteria are not met; (4) establishing an additional liability for guaranteed minimum death and similar mortality and morbidity benefits only for contracts determined to have mortality and morbidity and morbidity risk that is other than nominal and when the risk charges made for a period are not proportionate to the risk borne during that period; and (5) for contracts containing an annuitization benefits contract feature, if such contract feature is not accounted for under the provisions of SFAS No. 133 establishing an additional liability for the contract feature if the present value of expected annuitization payments at the expected annuitization date exceeds the expected account balance at the expected annuitization date.

The adoption of SOP 03-01 has resulted in the reclassification of unit linked business from separate to general account and the recognition of Guaranteed Annuity Option Liabilities. This affected the disposed UK Life Operation, with the impact on the revenue account for 2004 a charge of £73m to unrealized gains and a depreciation charge of £36m both relating to the recognition of unit linked property at depreciated cost rather than fair value. The recognition of the Guaranteed Annuity Option Liabilities resulted in a charge of £74m to interest credited being the shareholder element of this liability.

In March 2004, the EITF reached a final consensus on Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’ (EITF 03-1). This EITF consensus would have been effective for interim and annual reporting periods beginning after June 15, 2004. In September 2004, the FASB staff issued FSP 03 1-1, “Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment”, which delayed the effective date for the recognition and measurement guidance included in EITF 03-1. The EITF 03-1 disclosure requirements were not delayed and are included in note 40E.

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

Future Adoption of New Accounting Standards

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“FAS 123(R)”), which revises FAS 123, Accounting for Stock Based Compensation (“FAS 123”) and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. FAS 123(R) requires all share-based compensation awards granted, modified or settled after December 15, 1994 to be accounted for using the fair value method of accounting. Under the modified prospective application, a public entity measures the cost of equity based service awards based on the grant-date fair value of the award (with limited exceptions). The cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. A public entity will initially measure the cost of liability based service awards based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The application of FAS 123(R) is effective for fiscal years starting after June 15, 2005, with earlier adoption permitted. The Group will adopt this statement beginning with the fiscal year beginning January 1, 2006.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections (“FAS 154”), which replaces APB Opinion No. 20, Accounting Changes, and Statement of Financial Accounting Standards Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Previously, voluntary changes in accounting principle were required to be recognized by including in net income of the period of change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change in the absence of explicit transition requirements specific to the newly adopted accounting principle. When it is impractical to determine the cumulative effect of applying a change in accounting principle to all prior periods, FAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. FAS 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. The provisions of FAS 154 are effective for fiscal years beginning after December 15, 2005, with early adoption permitted. The Group will adopt this statement beginning with fiscal year beginning January 1, 2006.

In September 2005, the American institute of Certified Public Accountants issued Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in connection with Modifications or Exchanges of Insurance Contracts (“SOP 05-1”). SOP 05- 01 provides guidance to insurance

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 40 continued

entities that incur deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in the Statement of Financial Accounting Standards No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines internal replacements as modifications in product benefits, features, rights, or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage with a contract. The accounting treatment for such replacements depends on whether, under the provisions of SOP 05-01, the replacement contract is considered substantially changed from the replaced contract. A substantial change would be treated as the extinguishment of the replaced contract, and all unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from the replaced contract would no longer be deferred in connection with the replacement contract. A replacement contract that is substantially unchanged should be accounted for as a continuation of the original contract. SOP 05-1 will be effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Group will adopt this statement beginning with the fiscal year beginning January 1, 2006.

In November 2005, the FASB released FASB Staff Position No. 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”), which effectively replaces Emerging Issues Task Force Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”). FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF 03-1 pertaining to securities in an unrealized loss position considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary; and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security’s cost or amortized cost basis down to fair value. FSP 115-1 sets out guidance for determining when an impairment is other-than-temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall, account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The Group will adopt this statement from January 1, 2006.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	FINANCIAL STATEMENTS OF ROYAL & SUN ALLIANCE INSURANCE PLC

The following consolidated IFRS financial statements represent the summarized accounts of Royal & Sun Alliance Insurance plc (RSAIplc), the guarantor of subordinated bonds issued by Royal & Sun Alliance Insurance Group plc.

RSAIplc Consolidated Profit and Loss Account (Statement of Income)

	2005

	RSAIplc	Parent Co	Other Subs	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

Continuing operations
Income
Gross written premiums	6,420	—	—	—	6,420
Less: reinsurance premiums	(1,020)	—	—	—	(1,020)

Net written premiums	5,400	—	—	—	5,400
Change in provision for unearned premiums	(18)	—	—	—	(18)

Net earned premiums	5,382	—	—	—	5,382
Net investment return	838	629	2	(663)	806
Other operating income	84	—	27	—	111

Total income	6,304	629	29	(663)	6,299

Expenses
Net claims and benefits	(3,595)	—	—	—	(3,595)
Underwriting and policy acquisition costs	(1,543)	—	(15)	—	(1,558)
Unwind of discount	(61)	—	—	—	(61)
Other operating expenses	(122)	(97)	(102)	69	(252)

Total expenses	(5,321)	(97)	(117)	69	(5,466)

Results of operating activities	983	532	(88)	(594)	833
Finance costs	(28)	(79)	—	—	(107)
Profit/(loss) on disposal of subsidiaries	136	—	—	—	136
Net share of profit after tax of associates	3	—	—	—	3

Profit before tax on continuing operations	1,094	453	(88)	(594)	865
Income tax expense	(332)	23	—	49	(260)

Profit/(loss) for the year from continuing operations	762	476	(88)	(545)	605

Discontinued operations
Loss for the year from discontinued operations	—	—	—	—	—

Profit/(loss) for the year	762	476	(88)	(545)	605

Attributable to:
Equity holders of the Parent Company	712	476	(88)	(545)	555
Minority interests	50	—	—	—	50

Exchange gains	62	—	—	—	62
Fair value (losses)/gains	(27)	—	4	(12)	(35)
Pension fund actuarial losses	(53)	—	—	—	(53)

Net (losses)/gains recognized in equity	(18)	—	4	(12)	(26)
Profit/(loss) for the year	762	476	(88)	(545)	605

Total recognized income/(expense) for the year	744	476	(84)	(557)	579

Attributable to:
Equity holders of the Parent Company	705	476	(84)	(557)	540
Minority interests	39	—	—	—	39

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 41 continued

RSAIplc Consolidated Profit and Loss Account (Statement of Income) – Continued

	2004

	RSAIplc	Parent Co	Other Subs	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

Continuing operations
Income
Gross written premiums	6,655	—	—	—	6,655
Less: reinsurance premiums	(1,573)	—	—	—	(1,573)

Net written premiums	5,082	—	—	—	5,082
Change in provision for unearned premiums	664	—	—	—	664

Net earned premiums	5,746	—	—	—	5,746
Net investment return	711	240	302	(597)	656
Other operating income	114	—	27	—	141

Total income	6,571	240	329	(597)	6,543

Expenses
Net claims and benefits	(4,261)	—	—	—	(4,261)
Underwriting and policy acquisition costs	(1,802)	—	(14)	—	(1,816)
Unwind of discount	(71)	—	—	—	(71)
Other operating expenses	(168)	(94)	(84)	55	(291)

Total expenses	(6,302)	(94)	(98)	55	(6,439)

Results of operating activities	269	146	231	(542)	104
Finance costs	(19)	(68)	—	12	(75)
Profit/(loss) on disposal of subsidiaries	(2)	—	—	—	(2)
Net share of profit after tax of associates	8	—	—	—	8

Profit/(loss) before tax on continuing operations	256	78	231	(530)	35
Income tax expense	(154)	50	18	(2)	(88)

Profit/(loss) for the year from continuing operations	102	128	249	(532)	(53)

Discontinued operations
Loss for the year from discontinued operations	(27)	—	—	—	(27)

Profit/(loss) for the year	75	128	249	(532)	(80)

Attributable to:
Equity holders of the Parent Company	30	128	249	(532)	(125)
Minority interests	45	—	—	—	45

Exchange losses	(17)	—	—	—	(17)
Fair value gains	21	—	—	—	21
Pension fund actuarial losses	(50)	—	—	—	(50)

Net losses recognized in equity	(46)	—	—	—	(46)
Profit/(loss) for the year	75	128	249	(532)	(80)

Total recognized income/(expense) for the year	29	128	249	(532)	(126)

Attributable to:
Equity holders of the Parent Company	(19)	128	249	(532)	(174)
Minority interests	48	—	—	—	48

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 41 continued

RSAIplc Consolidated Balance Sheet

	2005

	RSAIplc	Parent Co	Other Subs	Consol Adj	RSAI Group
	£m	£m	£m	£m	£m

Assets
Goodwill and other intangible assets	450	—	—	—	450
Property and equipment	404	—	6	—	410

Investment property	435	—	—	—	435
Investments in associates	29	—	—	—	29
Interests in subsidiaries	—	4,870	3,708	(8,578)	—
Financial assets	13,549	—	14	(30)	13,533

Total investments	14,013	4,870	3,722	(8,608)	13,997
Reinsurers’ share of insurance contract liabilities	4,406	—	—	—	4,406
Insurance and reinsurance debtors and amounts due from Group undertakings	3,613	1,149	84	(2,299)	2,547
Deferred acquisition costs	465	—	—	—	465
Deferred tax assets	55	2	1	(25)	33
Other debtors and other assets	589	34	22	(9)	636
Cash and cash equivalents	1,614	—	3	—	1,617

	25,609	6,055	3,838	(10,941)	24,561
Non current assets and assets of operations held for sale	36	—	—	—	36

Total assets	25,645	6,055	3,838	(10,941)	24,597

Equity, reserves and liabilities
Equity and reserves
Shareholders’ equity	4,627	4,444	1,957	(8,285)	2,743
Subordinated guaranteed perpetual notes	—	—	—	—	—
Minority interests	391	—	—	—	391

Total equity and reserves	5,018	4,444	1,957	(8,285)	3,134

Liabilities
Amounts owed to Group undertakings	236	474	1,629	(2,339)	—
Loan capital	294	1,071	—	(294)	1,071
Insurance contract liabilities	17,204	—	—	—	17,204
Insurance and reinsurance liabilities	475	—	—	—	475
Borrowings	18	—	233	—	251
Current tax liabilities	86	—	—	(31)	55
Deferred tax liabilities	230	—	—	6	236
Provisions	677	15	1	—	693
Other liabilities	1,407	51	18	2	1,478

	20,627	1,611	1,881	(2,656)	21,463
Liabilities of operations held for sale	—	—	—	—	—

Total liabilities	20,627	1,611	1,881	(2,656)	21,463

Total equity, reserves and liabilities	25,645	6,055	3,838	(10,941)	24,597

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 41 continued

RSAIplc Consolidated Balance Sheet – Continued

	2004
	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

Assets
Goodwill and other intangible assets	322	—	—	—	322
Property and equipment	414	—	4	—	418

Investment property	417	—	—	—	417
Investments in associates	29	—	—	—	29
Interests in subsidiaries	—	3,896	3,708	(7,604)	—
Financial assets	13,053	85	12	(15)	13,135

Total investments	13,499	3,981	3,720	(7,619)	13,581
Reinsurers’ share of insurance contract liabilities	4,424	—	—	—	4,424
Insurance and reinsurance debtors and amounts due from Group undertakings	4,076	975	541	(2,908)	2,684
Deferred acquisition costs	487	—	—	—	487
Deferred tax assets	210	—	1	(37)	174
Other debtors and other assets	540	73	32	(28)	617
Cash and cash equivalents	1,861	1	4	—	1,866

	25,833	5,030	4,302	(10,592)	24,573
Non current assets and assets of operations held for sale	81	—	—	—	81

Total assets	25,914	5,030	4,302	(10,592)	24,654

Equity, reserves and liabilities
Equity and reserves
Shareholders’ equity	3,858	3,109	2,631	(7,277)	2,321
Subordinated guaranteed perpetual notes	—	444	—	—	444
Minority interests	368	—	—	—	368

Total equity and reserves	4,226	3,553	2,631	(7,277)	3,133

Liabilities
Amounts owed to Group undertakings	818	806	1,334	(2,958)	—
Loan capital	294	607	—	(294)	607
Insurance contract liabilities	17,191	—	—	—	17,191
Insurance and reinsurance liabilities	778	—	—	—	778
Borrowings	32	—	317	—	349
Current tax liabilities	105	—	1	(28)	78
Deferred tax liabilities	121	14	—	(34)	101
Provisions	914	—	—	—	914
Other liabilities	1,358	50	19	(1)	1,426

	21,611	1,477	1,671	(3,315)	21,444
Liabilities of operations held for sale	77	—	—	—	77

Total liabilities	21,688	1,477	1,671	(3,315)	21,521

Total equity, reserves and liabilities	25,914	5,030	4,302	(10,592)	24,654

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 41 continued

The accompanying reconciliations shows the differences between IFRS and US GAAP by reference to the statements of Royal & Sun Alliance Group plc (RSAI Group) detailed in note 38.

	2005
	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

Profit/(loss) for the financial year attributable to shareholders in accordance with IFRS	712	476	(88)	(545)	555
Discontinued life	—	—	—	—	—
Goodwill.	(62)	—	—	—	(62)
Discounting of claims provisions	1	—	—	—	1
Deferred acquisition costs	(7)	—	—	—	(7)
Internal software costs capitalized	11	—	—	—	11
Real estate	(28)	—	—	—	(28)
Intercompany sales of real estate	13	—	—	—	13
Stock compensation	6	—	—	—	6
Perpetual Notes	—	—	—	—	—
Pensions and Post retirement benefits	(298)	—	—	—	(298)
Tax effect of US GAAP adjustments	22	—	—	—	22
Impact of US GAAP adjustments on profit attributable to minority interests	7	—	—	—	7
Other adjustments	1	—	—	—	1

Consolidated net income in accordance with US GAAP	378	476	(88)	(545)	221

	2004
	RSAIplc £m	Parent Co £m	Other Subs £m	Consol Adj £m	RSAI Group £m

Profit/(loss) for the financial year attributable to shareholders in accordance with IFRS	30	128	249	(532)	(125)
Discontinued life	5	—	—	—	5
Discounting of claims provisions	(81)	—	—	—	(81)
Deferred acquisition costs	(7)	—	—	—	(7)
Internal software costs capitalized	(24)	—	—	—	(24)
Real estate	(7)	—	—	—	(7)
Intercompany sales of real estate	—	—	—	—	—
Stock compensation	(6)	—	—	—	(6)
Perpetual Notes	—	(14)	—	—	(14)
Pensions and Post retirement benefits	(110)	—	—	—	(110)
Tax effect of US GAAP adjustments	75	4	—	—	79
Impact of US GAAP adjustments on profit attributable to minority interests	5	—	—	—	5
Other adjustments	6	—	—	—	6

Consolidated net income in accordance with US GAAP	(114)	118	249	(532)	(279)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 41 continued

	2005
	RSAIplc £m	Parent Co £m	Other Subsidiaries £m	Consol Adj £m	RSAI Group £m

Consolidated Shareholders’ Funds in accordance with IFRS	4,627	4,444	1,957	(8,285)	2,743
Discounting of claims provisions	(626)	—	—	—	(626)
Deferred acquisition costs	(48)	—	—	—	(48)
Internal software costs capitalized	(19)	—	—	—	(19)
Real estate	(240)	—	—	—	(240)
Intercompany sales of real estate	(26)	—	—	—	(26)
Perpetual notes	—	—	—	—	—
Pensions and Post retirement benefits	55	—	—	—	55
Goodwill	—	—	—	—	—
Tax effect of US GAAP adjustments	203	—	—	—	203
Impact of US GAAP adjustments on profit attributable to minority interests	26	—	—	—	26
Other adjustments	(4)	—	—	—	(4)

Consolidated Shareholders’ Funds in accordance with US GAAP	3,948	4,444	1,957	(8,285)	2,064

	2004
	RSAIplc £m	Parent Co £m	Other Subsidiaries £m	Consol Adj £m	RSAI Group £m

Consolidated Shareholders’ Funds in accordance with IFRS	3,858	3,553	2,631	(7,277)	2,765
Discounting of claims provisions	(617)	—	—	—	(617)
Deferred acquisition costs	(41)	—	—	—	(41)
Internal software costs capitalized	(30)	—	—	—	(30)
Real estate	(193)	—	—	—	(193)
Intercompany sales of real estate	(39)	—	—	—	(39)
Perpetual notes	—	(444)	—	—	(444)
Pensions and Post retirement benefits	1,025	—	—	—	1,025
Goodwill	62	—	—	—	62
Other adjustments	(1)	—	—	—	(1)
Tax effect of US GAAP adjustments	(31)	—	—	—	(31)
Impact of US GAAP adjustments on profit attributable to minority interests	16	—	—	—	16

Consolidated Shareholders’ Funds in accordance with US GAAP	4,009	3,109	2,631	(7,277)	2,472

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 41 continued

Cashflow Information

In accordance with IFRS, the Group’s consolidated cash flow statements are presented in accordance with International Accounting Standard 7 ‘Cashflow Statements’. The statements and notes thereto present substantially the same information as that required under US GAAP as required by Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows”.

RSAIplc Condensed Consolidated Statement of Cash Flows (US Basis of Accounting)

	For the years ended December 31

	2005	2004
	£m	£m

Net cash used in operating activities	(174)	(764)
Net cash used in investing activities	(129)	(967)
Net cash (used in)/provided by financing activities	(31)	275
Effect of exchange rate changes on cash and cash equivalents	71	(108)

Change in cash and cash equivalents	(263)	(1,564)
Cash and cash equivalents–as of January 1	1,877	3,441

Cash and cash equivalents–as of December 31	1,614	1,877

	2005
	RSAIplc £m	Parent Co £m	Other Subsidiaries £m	Consol Adj £m	RSAI Group £m

Net cash (used in) /provided by operating activities	(174)	(112)	82	235	31
Net cash used in investing activities	(129)	235	(1)	(235)	(130)
Net cash used in by financing activities	(31)	(124)	(82)	—	(237)
Effect of exchange rate changes on cash and cash equivalents	71	—	—	—	71

Change in cash and cash equivalents	(263)	(1)	(1)	—	(265)
Cash and cash equivalents–as of January 1	1,877	1	4		1,882

Cash and cash equivalents–as of December 31	1,614	—	3	—	1,617

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

Note 41 continued

	2004
	RSAIplc £m	Parent Co £m	Other Subsidiaries £m	Consol Adj £m	RSAI Group £m

Net cash (used in)/provided by operating activities	(764)	286	65	—	(413)
Net cash (used in)/provided by investing activities	(967)	(83)	14	—	(1,036)
Net cash provided by/(used in) financing activities	275	(215)	(84)	—	(24)
Effect of exchange rate changes on cash and cash equivalents	(108)	—	—	—	(108)

Change in cash and cash equivalents	(1,564)	(12)	(5)	—	(1,581)
Cash and cash equivalents–as of January 1	3,441	13	9	—	3,463

Cash and cash equivalents–as of December 31	1,877	1	4	—	1,882

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Shareholders of Royal & Sun Alliance Insurance Group plc

Our audits of the consolidated financial statements referred to in our report dated June 6, 2006 appearing in this 20-F document on page F-2 also included an audit of the financial statement schedules within this 20-F. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Southwark Towers, London, England
June 6, 2006

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SCHEDULE I—PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEET
AS AT DECEMBER 31
(UK BASIS OF ACCOUNTING)

	Notes	2005 £m	2004 £m

Assets
Investments	3	4,870	3,981
Amounts owed by subsidiaries	10	1,149	913
Current income tax assets	7	27	63
Deferred tax assets	7	2	—
Other debtors and other assets	4	7	73

		1,185	1,049
Cash and cash equivalents		—	1

Total assets		6,055	5,031

Equity, reserves and liabilities
Equity and reserves
Share capital	5	932	926
Subordinated guaranteed perpetual notes	6	—	444
Reserves		3,174	2,186
Retained earnings		338	(3)

Total equity and reserves		4,444	3,553

Liabilities
Amounts owed to subsidiaries	10	474	808
Loan capital	6	1,071	607
Deferred tax liabilities	7	—	14
Accruals and other liabilities		66	49

Total liabilities		1,611	1,478

Total equity, reserves and liabilities		6,055	5,031

The accompanying notes are an integral part of the financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

PARENT COMPANY PROFIT AND LOSS ACCOUNT
FOR THE YEARS ENDED DECEMBER 31
(UK BASIS OF ACCOUNTING)

	Year ended December, 31 2005 £m	Year ended December, 31 2004 £m

Continuing operations
Income
Net investment income	629	240

Total income	629	240

Expenses
Other operating expenses	(97)	(94)

Total expenses	(97)	(94)

Results of operating activities	532	146
Finance costs	(79)	(68)

Profit before tax on continuing activities	453	78
Income tax expense	23	50

Profit for the year on continuing activities	476	128

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY OF THE PARENT COMPANY
FOR THE YEARS ENDED DECEMBER 31
(UK BASIS OF ACCOUNTING)

Changes in equity for the year ended December 31, 2005

	Ordinary share capital £m	Ordinary share premium £m	Preference shares £m	Revaluation reserves £m	Capital redemption reserve £m	Subordinated guaranteed perpetual debt £m	Retained earnings £m	Total equity £m

Balance at January 1	801	790	125	1,388	8	444	(3)	3,553
Profit for the year	—	—	—	—	—	—	476	476
Dividends – paid (note 8)	—	—	—	—	—	—	(144)	(144)
Issued by scrip	5	13	—	—	—	—	—	18
Issued for cash	1	1	—	—	—	—	—	2
Share options	—	—	—	—	—	—	9	9
Fair value gains/(losses) net of tax	—	—	—	974	—	—	—	974
Reclassification to debt (note 6)	—	—	—	—	—	(444)	—	(444)

Balance at December 31	807	804	125	2,362	8	—	338	4,444

All items are stated net of tax.

Changes in equity for the year ended December 31, 2004

	Ordinary share capital £m	Ordinary share premium £m	Preference shares £m	Revaluation reserves £m	Capital redemption reserve £m	Subordinated guaranteed perpetual debt £m	Retained earnings £m	Total equity £m

Balance at January 1	792	775	125	1,335	8	—	14	3,049
Profit for the year	—	—	—	—	—	—	128	128
Dividends – paid (note 8)	—	—	—	—	—	—	(139)	(139)
Issued by scrip	9	15	—	—	—	—	—	24
Share options	—	—	—	—	—	—	4	4
Fair value gains/(losses) net of tax	—	—	—	53	—	—	—	53
Issue of subordinated guaranteed perpetual notes (note 6)	—	—	—	—	—	444	—	444
Interest on subordinated guaranteed perpetual notes – net of tax (note 6)	—	—	—	—	—	—	(10)	(10)

Balance at December 31	801	790	125	1,388	8	444	(3)	3,553

All items are stated net of tax.

The accompanying notes are an integral part of the financial statements

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

PARENT COMPANY CASHFLOW STATEMENT
FOR THE YEARS ENDED DECEMBER 31
(UK BASIS OF ACCOUNTING)

	Notes	2005 £m	2004 £m

Cash generated from operations	9	(112)	(176)
Income tax refunded/(paid)		—	—

Net cashflows from operating activities		(112)	(176)

Net movement in amounts owed to/by subsidiaries		235	1
Investments in subsidiaries		—	(5)

Net cashflows from investing activities		235	(4)

Proceeds from issue of share capital		2	—
Dividends paid		(126)	(126)
Repayment of long term borrowings		—	(150)
Net movement in other borrowings		—	449

Net cashflows from financing activities		(124)	173

Net decrease in cash and cash equivalents		(1)	(7)
Cash and cash equivalents at beginning of the year		1	8

Cash and cash equivalents at end of the year		—	1

The accompanying notes are an integral part of the financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

Royal & Sun Alliance Insurance Group plc, domiciled in the United Kingdom is the ultimate Parent Company (the Company) for the Royal & Sun Alliance Insurance Group. The principal activity of the Company is to hold investments in its subsidiaries and the receipt and payment of dividends.

These separate financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

Except where otherwise stated, all figures included in the separate financial statements are presented in millions of British pounds sterling (£m), rounded to the nearest million.

In accordance with Section 230 of Companies Act 1985, the Company’s Income Statement and related notes have not been presented in these separate financial statements.

The accounting policies that are used in preparation of these separate financial statements are consistent with the accounting policies used in preparation of the consolidated financial statements of Royal & Sun Alliance Insurance Group as set out in those financial statements.

The additional accounting policies that are specific to the separate financial statements of the Company are set out below.

Investment in subsidiaries

The Company accounts for its investments in directly owned subsidiaries as available for sale financial assets, which are included in the accounts at fair value.

Changes in the fair value of the investments in subsidiaries are recognized directly in equity in the Statement of Changes in Equity. Where there is a decline in the fair value of a directly owned subsidiary below cost, and there is objective evidence that the investment is impaired, the cumulative loss that has been recognized in equity is removed from equity and recognized in the Income Statement.

Dividend income

Dividend income from investments in subsidiaries is recognized when the right to receive payment is established.

2.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company’s separate financial statements for the year ended December 31, 2005 are the first separate financial statements that comply with IFRS.

The Company has applied IFRS 1 ‘First Time Adoption of International Financial Reporting Standards’, in preparing these separate financial statements. The Company’s transition date is January 1, 2004 and an opening IFRS Balance Sheet has been prepared at that date.

IFRS 1 allows some exemptions from full retrospective application of certain standards. In preparing these separate financial statements in accordance with IFRS 1, the Company has applied the applicable mandatory exceptions and the following optional exemption from full retrospective application of IFRS.

Estimates exception

Estimates under IFRS at January 1, 2004 are consistent with estimates made for the same date under UK GAAP.

Reconciliations between IFRS and UK GAAP.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE PARENT COMPANY CONDENSED FINANCIAL STATEMENTS, (continued)

The following reconciliations provide a quantification of the effect of the transition to IFRS on both the Income Statement for the year ended December 31, 2004 and Balance Sheets as at December 31, 2004 and January 1, 2004.

Explanations of the adjustments are also set out below:

Profit for the year ended December 31, 2004

	Notes	£m

Profit for the year ended December 31, 2004 as reported under UK GAAP		379
Adjusted for:
Dividend income from subsidiaries	a	(260)
Loan capital—finance costs	b	3
Reclassification of subordinated guaranteed perpetual notes	c	10
Other	d	(4)

Profit for the year ended December 31, 2004 as reported under IFRS		128

Equity at December 31, 2004 and January 1, 2004

		December 31, 2004	January 1, 2004
	Notes	£m	£m

Total equity and reserves as reported under UK GAAP		2,672	2,986
Adjusted for:
Dividend income from subsidiaries	a	(390)	(130)
Loan capital—derivatives	b	2	(1)
Subordinated guaranteed perpetual notes	c	444	—
Dividends	e	86	83
Investment in subsidiaries carried at fair value	f	739	111

Total equity and reserves as reported under IFRS		3,553	3,049

Explanations

a)	Dividend income from subsidiaries

Under UK GAAP, dividend income from a subsidiary proposed up to the date of the approval of the subsidiary’s financial statements was recognized in that accounting period. Under IFRS, only dividends approved by subsidiaries during the year are recognized as income. The adjustment reflects the impact of reversing dividends receivable, proposed but not approved at December 31, 2004. The effect of this was a reduction of equity and reserves of £390m at December 31, 2004 and a reduction in profit for the year of £260m.

b)	Loan capital

Under UK GAAP, the separate financial statements reflect an accrual or prepayment for the interest accrued on derivatives on dated loan capital. Under IFRS, this accrual or prepayment is reversed and the fair value of the derivative contracts is reflected in the separate financial statements. At December 31, 2004 the impact was an increase in equity and reserves for the year of £2m. A further increase of £1m arose regarding the calculation of a loss of the cancellation of interest rate swaps during the year.

c)	Subordinated guaranteed perpetual notes

Under UK GAAP, the subordinated guaranteed perpetual notes issued during 2004 are classified as a liability. As described in note 6, IFRS requires the perpetual notes to be classified as equity and the interest payments to be recognized directly in equity. The impact of this adjustment is to increase the profit for the year by £10m and to increase equity and reserves by £444m.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE PARENT COMPANY CONDENSED FINANCIAL STATEMENTS, (continued)

d)	Other

Other includes other miscellaneous adjustments.

e)	Dividends proposed

Under UK GAAP, all dividends relating to an accounting period that are proposed up to the date of the approval of the financial statements by the Board of Directors were accrued in that accounting period. Under IFRS, only dividends approved during the year are accrued. The adjustment reflects the impact of reversing the proposed dividend, which at December 31, 2004 was £86m.

f)	Investment in subsidiaries

Under UK GAAP, investments in subsidiaries are carried at current value and unrealized gains and losses are recognized in the revaluation reserve. Under IFRS, investments in subsidiaries are recognized in the Balance Sheet at fair value. The adjustment reflects the reversal of the current value adjustment under UK GAAP and the impact of the recognition of the fair value of investment in subsidiaries.

Cashflow reconciliation for year ended December 31, 2004

The Company’s Cashflow Statement is presented under IFRS in accordance with IAS 7 ‘Cashflow Statements’. No Cashflow Statement was presented under UK GAAP.

3.	INVESTMENTS

	2005	2004
	£m	£m

Investments at January 1–at valuation	3,981	3,549
(Disposals)/additions during the year	(85)	394
Fair value adjustments	974	53
Impairments	—	(15)

Investments at December 31–at valuation	4,870	3,981

The balances at December 31 comprise:

	2005	2004
	£m	£m

Investment in subsidiaries	4,547	3,573
Loans to subsidiaries	323	323
Other equity investments	—	85

	4,870	3,981

The investments in subsidiaries are recognized in the Balance Sheet at fair value measured in accordance with the Company’s accounting policies. Fair value of the Company’s significant subsidiary is determined by reference to the market value (derived from relevant indices) of the Company’s ordinary shares and loan capital instruments at the Balance Sheet date, being the most transparent independent available indicator. The market value is adjusted for the fair value of the Company’s preference shares, assets and liabilities, excluding directly owned subsidiaries. The adjusting items have been fair valued by determining the present value of future cashflow projections, using an appropriate arms length discount rate. The remaining subsidiaries are held at fair value which has been determined to be net asset value.

The directors believe that the methodology used supports the inclusion of the investments in subsidiaries on the Balance Sheet, at the fair values ascribed to them. The market value of the Company’s ordinary shares at December 31, 2005 was 125.75p. A movement of 1% in the share price would have an impact of £37m on the fair value.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE PARENT COMPANY CONDENSED FINANCIAL STATEMENTS, (continued)

The principal subsidiaries of the Company are set below.

Country of Incorporation		Principal activity
United Kingdom (note 1)	Royal Insurance Holdings plc	Holding company
	Royal & Sun Alliance Insurance plc	General insurance
	British Aviation Insurance Company Ltd (57.1%)	General insurance
	The Globe Insurance Company Ltd	General insurance
	The Marine Insurance Company Ltd	General insurance
	Royal International Insurance Holdings Ltd	General insurance
	Royal & Sun Alliance Reinsurance Ltd	General insurance
	Sun Alliance and London Insurance plc	General insurance
	Sun Insurance Office Ltd	General insurance
Argentina	Royal & Sun Alliance Seguros (Argentina) SA	General insurance
	La Republica Compania Argentina de Seguros Generales SA	General insurance
Bahrain	Royal & Sun Alliance Insurance (Middle East) Ltd (E.C.) (50.01%)	General insurance
Brazil	Royal & Sun Alliance Seguros (Brasil) SA	General insurance
Canada	Roins Financial Services Ltd	Holding company
	Quebec Assurance Company	General insurance
	The Johnson Corporation	General insurance
	Royal & Sun Alliance Insurance Company of Canada	General insurance
	Western Assurance Company	General insurance
Chile	Royal & SunAlliance Seguros (Chile) SA (97.5%)	General insurance
	Compania de Seguros Generales Cruz del Sur SA	General insurance
Colombia	Royal & Sun Alliance Seguros (Colombia) SA (86.5%)	General insurance
Denmark	Codan A/S (71.7%)	Holding company
	Codan Forsikring A/S (71.7%)	General insurance
Guernsey	Insurance Corporation of the Channel Islands Ltd	General insurance
Isle of Man	Tower Insurance Company Ltd	General insurance
Mexico	Royal & Sun Alliance Seguros (Mexico) SA de CV	General insurance
Netherlands Antilles	Royal & Sun Alliance Insurance (Antilles) NV (51.0%)	General insurance
Singapore	Royal & Sun Alliance Insurance (Singapore) Ltd	General insurance
Sweden	Trygg-Hansa Försäkrings AB, Publikt (71.7%)	General insurance
United States of America	Royal & Sun Alliance USA, Inc	Holding company
	Guaranty National Insurance Company	General insurance
	Royal Indemnity Company	General insurance
	Royal Surplus Lines Insurance Company	General insurance
	Security Insurance Company of Hartford	General insurance
Uruguay	Royal & Sun Alliance Seguros (Uruguay) SA	General insurance
Venezuela	Royal & Sun Alliance Seguros (Venezuela) SA (99.9%)	General insurance

Notes:
1.	All UK Companies are incorporated in Great Britain and are registered in England.
2.	100% direct subsidiary of the Company.
3.	Except where indicated all holdings are of equity shares and represent 100% of the nominal issued capital. In all cases the proportion of voting power held equals the proportion of ownership interest.
4.	Some subsidiaries have been omitted from this statement to avoid providing particulars of excessive length.

4.	OTHER DEBTORS AND OTHER ASSETS—TO BE SETTLED WITHIN 12 MONTHS

	2005	2004
	£m	£m

Accrued interest and rent	—	1
Other prepayments and accrued income	3	66
Other debtors	4	6

	7	73

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE PARENT COMPANY CONDENSED FINANCIAL STATEMENTS, (continued)

5.	SHARE CAPITAL

Ordinary and preference shares

During the year 2,137,513 (2004 449,832) ordinary shares were issued on the exercise of employee share options for a cash consideration of £2m (2004 £0.3m). The Parent Company also issued 20,661,210 (2004 31,669,408) ordinary shares during the year under the scrip scheme approved by the shareholders at the 2005 Annual General Meeting (AGM). The total nominal value of ordinary shares issued during the year was £6m (2004 £9m).

	2005	2004
	£m	£m

Authorized
3,923,636,364 ordinary shares of 27.5p each (2004 3,923,636,364 ordinary shares of 27.5p each)	1,079	1,079
300,000,000 preference shares of £1 each (2004 300,000,000 preference shares of £1 each)	300	300

Issued and fully paid
2,935,117,294 ordinary shares of 27.5p each (2004 2,912,318,571 ordinary shares of 27.5p each)	807	801
125,000,000 preference shares of £1 each (2004 125,000,000 preference shares of £1 each)	125	125

	932	926

The preference shares carry a right to a fixed cumulative preferential dividend of 7.375% per annum, payable in half yearly instalments, and are not redeemable. On a return of capital on a winding up (liquidation), the holders are entitled, in priority to holders of all shares of the Parent Company, to receive out of the surplus assets of the Parent Company any arrears and accruals of the dividend together with the greater of the price at which the gross yield on 3.5% War Loan or such Government Stock as may be agreed (but not exceeding twice the nominal amount of the preference share) and the nominal amount of the share together with any premium paid on issue. The holders of preference shares have the right to vote at a general meeting of the Group only if at the date of the notice of the meeting the dividend payable on the share is in arrears or otherwise on a resolution to vary the rights attaching to the preference shares.

6.	LOAN CAPITAL

	2005	2004
	£m	£m

Subordinated guaranteed US$ bonds	285	255
Subordinated guaranteed Euro bonds	341	352

Total dated loan capital	626	607
Subordinated guaranteed perpetual notes	445	—

Total loan capital	1,071	607

Subordinated guaranteed perpetual notes	—	444

The subordinated guaranteed US$ bonds have a redemption date of October 15, 2029.

The subordinated guaranteed Euro bonds (€500m) have a redemption date of October 15, 2019. €200m of the Euro bonds bear interest at a fixed rate of 6.875% until October 15, 2009 and a floating rate thereafter. €300m of the Euro bonds bear interest at a floating rate from the date of issue. The Company has the option to repay the Euro bonds on specific dates from October 15, 2009.

Subordinated guaranteed perpetual notes of £450m (£444m net of discount and fees) were issued on July 23, 2004. The notes pay an annual coupon of 8.50% with an option to call the notes, or if not called for the coupon rate to be reset, on December 8, 2014 and every five years thereafter.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE PARENT COMPANY CONDENSED FINANCIAL STATEMENTS, (continued)

IFRS require perpetual debt to be classified as equity where the issuer has no contractual obligation to deliver cash (or another financial asset) to another party. Once classified as equity the subsequent interest payments (and related income tax benefits) are recognized directly in equity. Under the original terms of the loan agreement the Company had an option to defer interest payments indefinitely, provided no dividend was declared or distribution paid in respect to any class of share capital since the most recent AGM. Accordingly, the interest payments for the year ended December 31, 2004 of £14m (net £10m) were recognized directly in equity.

During the year ended December 31, 2005, the loan agreement was amended such that the subordinated guaranteed perpetual notes became a financial liability.

The bonds and the notes are contractually subordinated to all other creditors of the Company such that in the event of a winding up or of bankruptcy, they are to be repaid only after the claims of all other creditors have been met.

The fair value of the loan capital and subordinated guaranteed perpetual notes at December 31 was £1,271m (2004 £1,206m).

7.	CURRENT AND DEFERRED TAX

Current income tax

	2005	2004
	£m	£m

To be settled within 12 months	27	63
To be settled after 12 months	—	—

	27	63

Deferred tax

	2005	2004
	£m	£m

Deferred tax assets	2	—
Deferred tax liabilities	—	(14)

Net deferred tax position at December 31	2	(14)

The movement for the year in the Company’s net deferred tax position was as follows:

	2005	2004
	£m	£m

Net deferred tax position at January 1	(14)	(1)
Charge to Income Statement for the year	—	(13)
Net liability transferred to a subsidiary company	16	—

Net deferred tax position at December 31	2	(14)

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE PARENT COMPANY CONDENSED FINANCIAL STATEMENTS, (continued)

The following are the major deferred tax liabilities and assets recognized by the Company and their movements during the year:

Deferred tax liabilities

Other temporary differences
£m

Deferred tax liabilities at January 1, 2004	(1)
Charge to Income Statement for the year	(13)

Deferred tax liabilities at December 31, 2004	(14)
Transferred to a subsidiary company	14

Deferred tax liabilities at December 31, 2005	—

Deferred tax assets

Accelerated capital allowances
£m

Deferred tax assets at January 1, 2004	—
Charge to the Income Statement for the year	—
Exchange adjustment	—

Deferred tax assets at December 31, 2004	—
Charge to the Income Statement for the year	—
Transfers	2

Deferred tax assets at December 31, 2005	2

At the Balance Sheet date, the Company had unused tax losses of £4m (2004 £4m) available for offset against future profits. No deferred tax asset has been recognized in respect of the tax losses of £4m (2004 £4m) due to the unpredictability of future profit streams. The losses may be carried forward indefinitely.

The aggregate current tax relating to items that were charged or credited to equity is £2m (2004 £6m).

8.	DIVIDENDS

	2005	2004	2005	2004
	p	p	£m	£m

Ordinary dividend:
Final paid in respect of prior year	2.96	2.90	86	83
Interim paid in respect of current year	1.69	1.65	49	47

			135	130
Preference dividend			9	9

			144	139

At the AGM on May 22, 2006, a dividend in respect of 2005 of 3.05p per share amounting to a total dividend of £89m was proposed. The dividend will be paid and accounted for in shareholders’ equity as an appropriation of retained earnings in the year ending December 31, 2006.

The trustees of the Royal & SunAlliance ESOP Trust and the Royal & SunAlliance ESOP Trust No 2 waived their entitlement to dividends which reduced the total dividend paid by £1m (2004 £1m).

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE PARENT COMPANY CONDENSED FINANCIAL STATEMENTS, (continued)

9.	CASH GENERATED FROM OPERATION

	2005	2004
	£m	£m

Net profit for the year before tax	450	78
Realized losses	2	—
Loss on disposal of subsidiaries	—	3
Foreign exchange loss/(gain)	7	(21)
Dividends received	(590)	(230)
Changes in operating assets/liabilities:	19	(6)

Cash generated from operations	(112)	(176)

10.	RELATED PARTY TRANSACTIONS

Royal & Sun Alliance Insurance Group plc (incorporated in England) is the ultimate Parent Company of the Royal & Sun Alliance Insurance Group.

The following transactions were carried out with related parties:

Provision of services and benefits:

Royal & Sun Alliance Insurance Group plc provides services and benefits to its subsidiary companies operating within the U.K. and Overseas as follows:

Provision of technical support in relation to risk management, information technology and reinsurance services. Services are charged for annually on a cost plus basis, allowing for a margin of 5% (2004 4.1%).

Issue of share options and share awards to employees of subsidiaries. Costs are charged for annually based on the underlying value of the awards granted calculated in accordance with the guidance set out within IFRS 2 ‘Share Based Payment’.

Key management compensation

	2005	2004
	£m	£m

Salaries and other short term employee benefits	5	4
Bonus awards	3	3
Pension benefits	1	1
Share based awards	1	1

Total	10	9

A number of the directors, other key managers, their close families and entities under their control have general insurance policies with subsidiary companies of the Group. Such policies are on normal commercial terms except that executive directors and key managers are entitled to special rates which are also available to other members of staff.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

NOTES TO THE PARENT COMPANY CONDENSED FINANCIAL STATEMENTS, (continued)

Year end balances with related parties are set out below

	2005	2004
	£m	£m

Receivable from related parties:
Receivable from subsidiaries, interest bearing loans	955	525
Receivable from subsidiaries, non interest bearing	194	388

Total receivable from related parties	1,149	913

Payable to related parties:
Payable to subsidiaries, interest bearing loans	369	673
Payable to subsidiaries, non interest bearing	105	135

Total payable to related parties	474	808

Interest is charged on interest bearing loans, which are repayable on 24 hours written notice, at three month LIBOR + 1.2%.

Additional loans to subsidiaries of £323m (2004 £323m) as disclosed within note 3 have been made. Of this, £294m (2004 £294m) is a subordinated loan on which interest is charged at 8.5% with the remaining loan balance interest free with no specified repayment date.

11.	SHARE BASED PAYMENTS

Full details of share based payment plans are provided in note 27 to the consolidated financial statements.

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(UK BASIS OF ACCOUNTING—£m)

	Balance to beginning of period	Exchange	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period

2005:
Insurance	33	—	1	—	(2)	32
Reinsurance	118	4	20	1	(27)	116
Mortgage loans	—	—	—	—	—	—
Other	3	—	—	—	(3)	—

	154	4	21	1	(32)	148

2004:
Insurance	64	—	3	4	(38)	33
Reinsurance	74	(1)	8	48	(11)	118
Mortgage loans	4	—	—	—	(4)	—
Other	1	—	—	2	—	3

	143	(1)	11	54	(53)	154

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
(UK BASIS OF ACCOUNTING—£m)

	Deferred acquisition cost (1)	Future policy benefits, losses, claims and loss expenses (1)(2)	Net unearned premiums

2005:
United Kingdom	268	4,185	1,380
Scandinavia	40	2,027	530
US	10	1,966	48
International	147	1,917	745

	465	10,095	2,703

2004:
United Kingdom	288	3,953	1,381
Scandinavia	39	1,856	508
US	31	2,605	113
International	129	1,716	635

	487	10,130	2,637

Back to Contents

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
(UK BASIS OF ACCOUNTING—£m)

	Net premium revenue	Net investment income (3)	Benefits, claims, losses and settlement expenses (1)(4)	Amortization of deferred acquisition costs (1)(5)	Other operating expenses (1)(6)	Net premiums written

2005:
United Kingdom	2,642	416	1,629	762	148	2,639
Scandinavia	1,277	121	949	262	32	1,324
US	143	138	207	88	9	100
International	1,320	131	810	446	13	1,337

	5,382	806	3,595	1,558	202	5,400

2004:
United Kingdom	2,815	291	1,840	960	121	2,518
Scandinavia	1,247	135	958	229	14	1,261
US	449	140	671	395	80	103
International	1,235	90	792	232	6	1,200

	5,746	656	4,261	1,816	221	5,082

Notes:
1.	The figures for 2005 and 2004 have been stated to reflect the operating segments as explained in Note 30.
2.	Includes unallocated divisible surplus, claims outstanding and technical provision for linked liabilities less the reinsurers’ share of each item.
3.	Net investment income comprises investment income less investment expenses and charges.
4.	Includes claims incurred, net of reinsurance, net of reinsurance, and change in technical provisions for linked liabilities, net of reinsurance.
5.	Includes acquisition costs and change in deferred acquisition costs.
6.
Other operating expenses comprises administrative expenses, amortization of goodwill, amortization of goodwill in acquired property and casualty claims provisions, reinsurance commissions and profit participation and central expenses.

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

Direct marketing	Marketing of insurance products directly to customers by telephone and direct mail instead of through agents, brokers or other intermediaries.

Expense ratio	The ratio of property and casualty insurance operating expenses (acquisition costs, plus administration expenses, less reinsurance commission and profit participation) to net premiums written.

Facultative reinsurance, Faculative placements	The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.

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

Loss reserves
Reserves established by an insurer or reinsurer and reflected on its balance sheet to reflect the estimated cost of payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future in respect of losses occurring on or prior to the balance sheet date on insurance or reinsurance it has written. Loss reserves

G-1

Back to Contents

are composed of individual case reserves for reported claims and IBNR reserves.

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

G-2

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Royal & Sun Alliance Insurance Group plc

By: /s/ George Culmer
_______________________________
Name: George Culmer
Title: Chief Financial Officer

Dated: June 6, 2006

Sig-1

Back to Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]

Back to Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]

Back to Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]